Form 20-F
period 2002-12-31
TELESP CELLULAR HOLDING CO /ADR/
filed 2003-06-23
CIK 1071337

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
 (Exact name of Registrant as specified in its charter)
Telesp Cellular Holding Company
 (Translation of Registrant’s name into English)
The Federative Republic of Brazil
 (Jurisdiction of incorporation or organization)
Rua Abílio Soares 409, 04005-001
São Paulo, SP, Brazil
 (Adress of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Prefered Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced	New York Stock Exchange
by American Depositary Receipts), each
representing 2,500 shares of Preferred Stock

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of Telesp Celular Participações S.A., as of December 31, 2002:

409,383,864,536 Shares of Common Stock
762,400,487,973 Shares of Preferred Stock

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

TABLE OF CONTENTS

Page

PART I

PART II

PART III

ITEM 17. FINANCIAL STATEMENTS	85
ITEM 18. FINANCIAL STATEMENTS	85
ITEM 19. EXHIBITS	85

INTRODUCTION

All references in this annual report to:

  "Telesp Celular Participações S.A.," "TCP," "we," "our" and "us" are to Telesp Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires), including the operations of Telesp Celular S.A., known as Telesp Celular, and Global Telecom S.A., known as Global Telecom;

  "Brazilian government" are to the federal government of the Federative Republic of Brazil;

  "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

  "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

  "ADSs" are to our American Depositary Shares, each representing 2,500 shares of our non-voting preferred stock;

  "Commission" are to the U.S. Securities and Exchange Commission;

  "CVM" are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

  "Brazilian Central Bank," "Central Bank of Brazil" or "Central Bank" are to the Banco Central do Brasil, the Brazilian central bank;

  "General Telecommunications Law" are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

  "Brazilian corporate law" are to Law No. 6,404 of December, 1976, as amended;

  "Anatel" are to Agência Nacional de Telecomunicações - ANATEL, the Brazilian telecommunication regulatory agency; and

  "SMP" are to Serviço Móvel Pessoal, a service rendered pursuant to a new legislation that authorizes wireless companies to provide wireless services.

       Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

       The “Annex A—Glossary of Telecommunications Terms” that begins on page A-1 provides the definitions of certain technical terms used in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

       Our consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, have been prepared in accordance with accounting principles adopted in Brazil as prescribed by the Brazilian corporate law, or the Brazilian corporate law method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 37 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian corporate law method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

       The consolidated financial statements included in this annual report, and the selected financial data presented herein, have been prepared on the same basis of accounting as that used in our annual and interim financial statements published in Brazil.

       Before December 31, 2000, we presented financial information using price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. On December 31, 2000, we changed the presentation of our financial information to the Brazilian corporate law method, which does not permit price-level accounting since 1996, because we do not primarily rely on price-level accounting to report our financial information to investors and authorities in Brazil. For consistency, we presented all of our financial information in this annual report according to the Brazilian corporate law method.

       This annual report also contains the audited combined financial statements of Globaltelcom Telecomunicações S.A., Daini do Brasil S.A. and Inepar S.A. – Participações em Investimentos de Telecomunicações (which, as of December 31, 2002, is known as GTPS S.A. Participações em Investimentos de Telecomunicações), collectively known as Global Telecom Holdings, as of December 31, 2001, and for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002. These combined financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

       On February 6, 2001, TCP acquired 49% of the voting shares and 100% of the non-voting shares of Global Telecom Holdings, which collectively held 95% of the voting shares and 100% of non-voting shares of Global Telecom. After obtaining authorization from Anatel, Global Telecom Holdings acquired the remaining 5% of the voting shares of Global Telecom. On December 31, 2001, TCP’s aggregate direct economic interest in Global Telecom Holdings represented an indirect 83% interest of the total equity of Global Telecom, which is a mobile operator in the Brazilian states of Paraná and Santa Catarina. On December 27, 2002, after obtaining approval from Anatel, TCP purchased the remaining 51% of the outstanding common stock of Global Telecom Holdings and now indirectly and directly owns 100% of the capital of Global Telecom.

       The combined financial statements of Global Telecom Holdings included in this annual report have been prepared in accordance with the Brazilian corporate law method. A discussion of the principal differences between the Brazilian corporate law method and U.S. GAAP relevant to Global Telecom Holdings is set out in Note 27 to Global Telecom Holdings’s audited combined financial statements.

FORWARD-LOOKING STATEMENTS

       The U.S. Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain sections in this annual report, principally in “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” contains information that is forward-looking, including but not limited to:

  statements concerning our operations and prospects;

  the size of the Brazilian telecommunications market;

  estimated demand forecasts;

  our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

  our strategic initiatives and plans for business growth;

  industry conditions;

  our funding needs and financing sources;

  network completion and product development schedules;

  expected characteristics of competing networks, products and services; and

  other statements of management's expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

       Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

  the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

  the cost and availability of financing;

  uncertainties relating to political and economic conditions in Brazil;

  inflation and exchange rate risks;

  the Brazilian government's telecommunications policy; and

  the adverse determination of disputes under litigation.

       We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

       The selected financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 included in this annual report have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of December 31, 2000 and 1998 and for the years ended December 31, 1999 and 1998 included in this annual report have been derived from our audited financial statements and notes thereto also audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. The selected financial data as of December 31, 1999 included in this annual report have been derived from our audited financial statements and notes thereto audited by Arthur Andersen S/C, which are not included in this annual report. See “Presentation of Financial Information” above for more information on the presentation of our financial data.

       In February 2001, we acquired an interest of 49% of the outstanding common stock and 100% of the outstanding preferred shares in Globaltelecom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações, or Global Telecom Holdings, that held 95% of the voting shares and 100% of the non–voting shares of Global Telecom for aggregate consideration of approximately R$902 million, and we incurred R$700 million in indebtedness to finance part of the acquisition price. In July 2001, we financed part of the acquisition by the holding companies of the remaining 5% of the voting shares of Global Telecom. The total amount paid by us in 2001 in the acquisition of our indirect economic interest in Global Telecom, including acquisition expenses, was R$932.4 million. On December 27, 2002, after obtaining approval from Anatel, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies for R$290.3 million and now owns directly and indirectly 100% of the capital of Global Telecom. In September 2002, we made advances to future capital increases in Global Telecom in the total amount of R$2,630.3 million and in December 2002, part of this advance for future capital increases (in the amount of R$2,310.9 million) was capitalized. The selected financial information reflects our investment in Global Telecom Holdings since the date of acquisition until December 27, 2002 under the equity method of accounting. As of December 31, 2002, the balance sheets of Global Telecom and the holding companies that became TCP’s subsidiaries on December 27, 2002 were fully consolidated. Results of Operations of Global Telecom and the holding companies for the year ended December 31, 2002 are reflected in the statement of income under the equity method of accounting.

Accounting Consequences of the Restructuring of Telebrás

       At the May 22, 1998 shareholders’ meeting for Telecomunicações Brasileiras S.A.—Telebrás, or Telebrás, the shareholders established the shareholders’ equity of each new holding company formed as a result of the reorganization of the Telebrás system, or the Breakup of Telebrás, and allocated to each a portion of the retained earnings of Telebrás. Telebrás preserved sufficient retained earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each new holding company in proportion to the total net assets allocated to each such company. TCP was one of these new holding companies.

Brazilian Corporate Law Method Accounting

       Our consolidated financial statements included in this annual report, and the selected financial data presented below, have been prepared in accordance with the Brazilian corporate law method, which is the same basis of accounting as that used in our annual and interim financial statements published in Brazil.

Brazilian Corporate Law Method and U.S. GAAP

       Our consolidated financial statements are prepared in accordance with the Brazilian corporate law method, which differs in certain material respects from U.S. GAAP. See Note 37 to our consolidated financial statements for a summary of the differences between the Brazilian corporate law method and U.S. GAAP.

       The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	1998	1999	2000	2001	2002	2002
	(R$ million, except per share data)					U.S.$ (4)
Income Statement Data (2):
Brazilian corporate law method
Net operating revenue	1,682.5	2,211.6	2,766.7	2,946.2	3,390.6	959.6
Cost of services and goods sold	(641.3)	(1,353.2)	(1,689.2)	(1,656.4)	(1,648.4)	(466.5)
Gross profit	1,041.2	858.4	1,077.5	1,289.8	1,742.2	493.1
Operating expenses:
Selling expenses	(181.1)	(387.0)	(554.2)	(605.0)	(617.9)	(174.9)
General and administrative expenses	(76.2)	(131.7)	(217.9)	(271.2)	(288.5)	(81.7)
Other net operating income (expenses)	(40.2)	61.4	33.9	(67.6)	(70.1)	(19.8)
Operating income before equity in losses of
unconsolidated subsidiary and net financial
expenses	743.7	401.1	339.3	346.0	765.7	216.7
Equity in losses of unconsolidated subsidiary	-	-	-	(653.6)	(890.7)	(252.1)
Net financial expenses	(87.5)	(206.0)	(137.1)	(541.5)	(808.4)	(228.8)
Operating income (loss)	656.2	195.1	202.2	(849.1)	(933.4)	(264.2)
Net non-operating income (expenses)	0.2	1.3	(0.6)	(0.4)	10.0	2.8
Income (loss) before income taxes, minority
interests and extraordinary item	656.4	196.4	201.6	(849.5)	(923.4)	(261.4)
Income taxes	(169.4)	(36.4)	(49.4)	14.7	(46.5)	(13.2)
Minority interests	(118.6)	(47.1)	-	-	-	-
Extraordinary item, net of taxes	(47.0)	-	-	(278.8)	(170.9)	(48.4)
Income before interest income, unallocated
interest expense and taxes	0.54	0.18	0.36	-	-	-
Net income (loss)	321.4	112.9	152.2	(1,113.6)	(1,140.8)	(323.0)
Net income (loss) per 1,000 shares	0.96	0.34	0.33	(2.43)	(0.97)	(0.28)
Dividends declared per thousand preferred
shares (3)	0.269525	0.092498	0.245220	-	-	-
Dividends declared per thousand common
Shares (3)	0.269525	0.092498	0.112948	-	-	-
U.S. GAAP
Net operating revenue	2,035.7	2,379.8	2,963.7	3,599.7	4,550.6	1,287.9
Operating income	587.0	310.6	220.2	198.0	328.8	93.0
Net financial expenses	(23.4)	(315.4)	(192.1)	(743.5)	(1,149.6)	(325.4)
Equity in losses of unconsolidated subsidiaries	-	-	-	(733.8)	(759.1)	(214.8)
Net non-operating income (expenses)	0.2	1.3	(0.6)	(9.6)	9.8	2.8
Income (loss) before income taxes, minority
interests and extraordinary item	563.8	(3.5)	27.5	(1,288.9)	(1,570.1)	(444.4)
Income taxes and minority interest	(265.4)	15.6	9.4	97.5	74.4	21.1
Extraordinary item, net of tax	-	-	-	(12.7)	-	-
Net income (loss)	298.4	12.1	36.9	(1,204.1)	(1,495.7)	(423.3)
Basic and diluted net income (loss) per 1,000
shares - common and preferred (1)	0.89	0.04	0.09	(2.63)	(2.18)	(0.62)

	Year ended December 31,
	2000	2001	2002	2002
	(R$ million)			U.S.$(4)
Cash Flow Data:
Brazilian corporate law method
Cash flows from operating activities	597.4	779.7	984.4	278.6
Cash flows from investing activities	(868.2)	(1,767.7)	(3,820.5)	(1,081.3)
Cash flows from financing activities	(501.1)	683.4	2,772.3	784.6
U.S. GAAP
Cash flows from operating activities	552.2	784.0	1,061.6	300.5
Cash flows from investing activities	(823.0)	(1,745.3)	(3,835.0)	(1,085.4)
Cash flows from financing activities	501.1	656.7	2,709.6	766.9

	As of December 31,
	1998	1999	2000	2001	2002	2002
	(R$ million, except for per share data)					U.S.$(4)
Balance Sheet Data (2):
Brazilian corporate law method
Property, plant and equipment, net	2,420.6	3,219.8	3,454.0	3,695.8	4,778.1	1,352.3
Total assets	3,205.5	5,454.3	6,204.0	6,872.2	9,654.4	2,732.4
Loans and financing	719.7	1,690.0	1,399.4	2,580.1	4,460.8	1,262.5
Net assets	1,125.5	2,267.0	3,857.1	2,742.6	4,010.0	1,134.9
Capital Stock	355.4	434.7	1,873.3	1,873.3	4,373.7	1,237.9
Number of shares as adjusted to reflect
changes in capital	334,399,027	334,399,027	458,367,772	458,367,772	1,171,784,352	-
U.S. GAAP
Property, plant and equipment, net	3,692.4	3,490.2	3,555.7	3,783.5	4,855.5	1,374.2
Total assets	3,556.2	6,057.0	7,089.1	7,218.3	10,202.0	2,887.4
Total liabilities	1,907.2	3,415.6	3,414.7	4,787.4	6,894.7	1,951.3
Net assets	1,216.9	2,229.8	3,674.4	2,430.9	3,307.3	936.0
Capital stock	355.4	434.7	1,873.3	1,873.3	4,373.7	1,237.9
Number of shares as adjusted to reflect
changes in capital	334,399,027	334,399,027	458,367,772	458,367,772	1,171,784,352
________________________

(1)     Basic net income (loss) per share was equal to diluted net income (loss) per share for the years ended December 31, 1998 and 1999 because the Company did not have any potentially diluted shares outstanding. As result of the corporate restructuring completed on January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession that was transferred in the merger. The number of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included in the denominator for purposes of calculating dilutive earnings per share for the year ended December 31, 2000, 2001 and 2002. The potentially dilutive shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for 2001 and 2002 as their effect would have been anti-dilutive.
(2)     Telesp Celular was established effective in January 1998 by means of a spin-off from Telecomunicações de São Paulo S.A.–TELESP, and we were established effective May 22, 1998 in the Breakup of Telebrás. Although the spin-off from Telecomunicações de São Paulo S.A.–TELESP was approved at a shareholders’ meeting that occurred on February 28, 1998, the statements of income for the year ended December 31, 1998 reflect the operations of Telesp Celular for the full year of 1998.
(3)     Interest on shareholders’ equity are included as part of the dividends and they are presented net of taxes. The right to receive 1998‘s dividend is expired.
(4)     U.S. dollar amounts in millions, except per share data, for the year ended December 31, 2002 are translated from reais solely for the convenience of the reader, at an exchange rate of R$3.5333 per U.S.$1.00. See “Presentation of Financial Information” above.

Exchange Rates

       There are two legal exchange markets in Brazil:

  the commercial rate exchange market, and

  the floating rate exchange market.

       Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

       Between March 1995 and January 1999, the Brazilian Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

       Responding to pressure on the real, on January 13, 1999, the Brazilian Central Bank widened the foreign exchange band and, on January 15, 1999, allowed the real to float freely. Since then, the real reached a low of R$1.4659 on January 15, 1999 and a high of R$3.9552 on October 22, 2002. At June 18, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8902 to U.S.$1.00.

       The Brazilian government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance.

       The following tables show, for the periods and date indicated, certain information regarding the real/U.S. dollar commercial exchange rate.

		Exchange Rate of R$ per U.S.$
	Low	High	Average(1)	Year End
Year ended December 31,
1998	1.1165	1.2087	1.1609	1.2087
1999	1.2078	2.1647	1.8150	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
________________________

Source: Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.
(1)     Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
	Low	High
Month ended
December 31, 2002	3.4278	3.7980
January 31, 2003	3.2758	3.6623
February 28, 2003	3.4930	3.6580
March 31, 2003	3.3531	3.5687
April 30, 2003	2.8898	3.3359
May 31, 2003	2.8653	3.0277
June, 2003 (until June 18, 2003)	2.8491	2.9780
____________________

Source: Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

B. Capitalization and Indebtedness

       Not applicable.

C. Reasons for the Offer and Use of Proceeds

       Not applicable.

D. Risk Factors

       This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the ADSs could decline.

Risks Relating to Brazil

       The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our preferred shares and our ADSs.

        In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

  currency fluctuations;

  inflation;

  price instability;

  energy policy;

  interest rates;

  tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

       Tax reforms may affect our tariff rates.

       If our subsidiaries providing telecommunication services experience a higher tax burden as a result of the tax reform, they may have to pass the cost of such tax increase to their customers. This increase may have a material negative impact on their and our revenues and operating results, and as a result, in the dividends paid by them to us.

       Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

       Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2002, the general price index, or the IGP-DI (the Índice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 26.4% compared to 10.4% in 2001 and 9.8% in 2000. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

       Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

       The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

       As of December 31, 2002, we had R$4,460.8 million in total debt, of which 74.4% was denominated in foreign currencies, primarily the U.S. dollar and the euro. As of December 31, 2002, we had currency derivatives in place to cover 127.5% of our foreign currency-denominated debt. This excess hedge was a consequence of the capital increase that took place in 2002. We are considering unwinding our overhedge position, which could create financial losses because, under Brazilian corporate law, currency derivatives are carried at book value and not at market value. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

       Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

       The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

       For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors’ perceptions towards Brazilian securities.

       The recent political crisis in Venezuela may also influence investors’ perception of risk in Brazil. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at favorable interest rates or to raise equity capital, when and if there is a need. Adverse developments in Argentina, in Venezuela or in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

       Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

       Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

  industry policies and regulations;

  licensing;

  tariffs;

  competition;

  telecommunications resource allocation;

  service standards;

  technical standards;

  interconnection and settlement arrangements; and

  universal service obligations.

       This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

       Our results may be affected in the medium or long term as a result of the new SMP rules.

       In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. New rules will be applicable to the migrating companies, as contemplated by Anatel Resolutions Nos. 316/02 through 321/02 and 326/02.

       Under the SMP regime, we will no longer receive payment from our customers for outbound long distance traffic, but will receive payment for the use of our network, in accordance with the network usage remuneration plan. However, there is no assurance that the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

       The SMP regime establishes free negotiation of the network usage fee among telecommunication service providers or a confirmation, until June 30, 2004, of the maximum fee by Anatel. After that date, negotiation of that fee will be the rule.

       We cannot assure you that the new rules will not affect negatively our revenues and results of operations.

       If the inflation adjustment index now applied to our tariffs is changed, the new index may not be adequate.

       The Brazilian government is considering replacing the IGP-DI, the monetary adjustment index currently used in connection with the tariffs applied in the telecommunications industry, with another index, which has not yet been identified. We cannot assure you that a new index, if any, would adequately reflect the true effect of inflation on our tariffs.

       We face substantial competition that may reduce our market share and harm our financial performance.

       There is substantial competition in the telecommunications industry. We not only compete with wireless telecommunications companies, but also with companies that provide fixed-line telecommunications and Internet access services.

        We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques, as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. To the extent that we do not keep pace with technological advances, or fail to timely respond to changes in competitive factors in our industry, we could lose a portion of our market share or experience a decline in our revenue. Competition from other mobile communications service providers in the region in which we operate may also affect our financial results by causing, among other things, the rate of our customer growth to decline and bring about decreases in tariff rates and increases in selling expenses. This could have a material adverse effect on our results of operations.

       There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidations may result in increased competitive pressures within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

       Our results of operations would be affected by a high rate of customer turnover or a decrease in our customer growth.

       A high rate of customer turnover and/or a decrease in our customer growth could adversely affect our results of operations as well as our competitive position. The rate of customer turnover may be the result of several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

       The industry in which we conduct our business is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

       The telecommunications industry is subject to rapid and significant technological changes. Our success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

       The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund this upgrading may depend on our ability to obtain additional financing.

       Our controlling shareholders have a great deal of influence over our business.

       PT Móveis S.G.P.S., S.A. and Telefónica Móviles, S.A., our principal shareholders, currently own through Brasilcel, N.V., directly and indirectly, approximately 93.7% of our common shares and 65.1% of our total capital. PT Móveis S.G.P.S., S.A. is 100% controlled by Portugal Telecom, S.G.P.S., S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, Portugal Telecom and Telefónica Móviles share their participation in us equally. Any disagreement or dispute between our controlling shareholders may have an impact on the decision-making capabilities of our management.

       The wireless industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

       Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites to expand our network, which in turn may delay the expansion and may affect the quality of our services.

       Our investment in Global Telecom Holdings has adversely affected, and could continue to adversely affect, our financial performance.

       Our investment in Global Telecom Holdings presents operational and financial risks. Global Telecom started operations in 1999, and its principal competitor in its concession area has been in operation for a longer period of time and has a larger market share in that area. Global Telecom has had substantial net losses (R$408.4 million in 2000, R$856.1 million in 2001 and R$771.1 million in 2002) resulting in significant part from capital expenditures, indebtedness and increased expenses in connection with the rapid expansion of its network infrastructure and upgrading its marketing and commercial capabilities.

       In 2002, our financial results were adversely affected by (a) our R$890.7 million of equity losses in Global Telecom Holdings, (b) an extraordinary adjustment from our investment in Global Telecom and (c) the interest expense arising from indebtedness we incurred to finance our acquisition of Global Telecom, which resulted in a net loss of R$1,140.8 million in 2002, compared to a net loss of R$1,113.6 million in 2001 and a net income of R$152.2 million for 2000.

       We may not be able to successfully integrate new operations into our business and may not be able to achieve the anticipated benefits of the acquisition.

       In April 2003 we acquired 61.1% of the voting capital of Tele Centro-Oeste Celular Participações S.A., or TCO (NYSE: TRO). TCO provides telecommunications services in the mid-west region of Brazil, which includes 11 states and the Federal District. The integration of TCO’s operations into our business involves numerous risks, including:

  difficulties in incorporating TCO's services and operations into our business;

  the diversion of our resources and of our management's attention from other business concerns;

  the potential loss of key TCO employees; and

  our estimation of the liability we may assume as a result of the acquisition, including tax and litigation claims, may not be accurate.

       Our failure to integrate and manage TCO’s business successfully could adversely affect our business and financial performance. In addition, if TCO’s operations and financial results do not meet our expectations, we may not realize the synergies, operating efficiencies, market position or revenue growth we anticipate from the acquisition.

       We face risks associated with litigation.

       We are party to lawsuits and other proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. For a more detailed description of these lawsuits, see “Item 8.A Legal Matters.”

Risks Relating to Our Preferred Shares and Our ADSs

       Our preferred shares and our ADSs generally do not have voting rights.

       In accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

       You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

       You will not be able to exercise the preemptive rights relating to our preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10. Additional Information.”

       An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

       The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

       If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

       The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

       Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

       The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of U.S.$124 billion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$4.1 billion for 2002. In comparison, the NYSE had a market capitalization of U.S.$9.7 trillion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$859 billion for 2002.

       There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 46.8 % of the aggregate market capitalization of BOVESPA as of December 31, 2002. The top ten stocks in terms of trading volume accounted for approximately 56.5% of all shares traded on BOVESPA.

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

       We are incorporated under the laws of the Federative Republic of Brazil under the name Telesp Celular Participações S.A., as a corporation with unlimited duration, known as TCP. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Rua Abílio Soares, 409, 04005-001 São Paulo, SP, Brazil. Our telephone number is +55 11 3059-7530, our facsimile number is +55 11 3059-7563, and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

       We are a holding company engaged through wholly owned companies in cellular telecommunications businesses in Brazil. We control, directly and/or indirectly, Telesp Celular, and, since December 27, 2002, Global Telecom.

       Below you will find a chart showing the major companies in our ownership structure as of December 31, 2002:

(1)     PT Móveis S.G.P.S., S.A. is a 100% controlled by Portugal Telecom S.G.P.S., S.A.

Telebrás and the Privatization

       TCP was created as a result of a restructuring of Telebrás in May 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the Predecessor Companies, and collectively known as the Telebrás System, were created, acquiring almost all of the telecommunication companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

       On August 5, 1993, our predecessor company began providing cellular telecommunications services as a Telebrás System operating company in the state of São Paulo.

       In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

       In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the Predecessor Companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the New Holding Companies. The New Holding Companies, together with their respective subsidiaries, consisted of: (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies that provide cellular services; (ii) three wireline holding companies, each in one of three wireline regions, holding one or more operating companies that provide local and intraregional long distance services; and (iii) Embratel Participações S.A., a holding company of Empresa Brasileira de Telecomunicações S.A.– Embratel.

       TCP was one of the New Holding Companies. In connection with the reorganization of the Telebrás system, or the Breakup of Telebrás, TCP was allocated all of the share capital held by Telebrás in Telesp Celular, one of the cellular operating companies that provided cellular telecommunications service in the state of São Paulo. In July 1998, as part of its restructuring and privatization plan, the federal government sold substantially all its common shares of the New Holding Companies, including TCP, to private sector buyers.

       The federal government’s shares of TCP were purchased by Portelcom Participações S.A., or Portelcom, a consortium comprised of Portugal Telecom S.A., or Portugal Telecom, which owned 64.2% of Portelcom and Telefónica, which owned the remaining 35.8% of the shares in Portelcom. In July 1998, Portelcom acquired 51.8% of the common stock of TCP.

Reorganization

       As part of a corporate reorganization conducted in 1999 and 2000 to allow us to use certain tax credits, Portelcom established a subsidiary called Celular Telecom Holding S.A., or CTH, and it contributed goodwill and its shares of TCP to CTH. Effective December 14, 1999, CTH was merged into TCP. Effective January 14, 2000, TCP conducted a partial spin-off and merged the spun-off assets and liabilities into Telesp Celular. Effective January 14, 2000, all the shares of Telesp Celular owned by shareholders other than TCP were exchanged for newly-issued shares of TCP. As a result of these transactions, in January 2000, Telesp Celular, which previously had a substantial public float, became our wholly owned subsidiary.

Public Offering

       In a public offering in June 2000, Portugal Telecom acquired 30.29% of the common stock of TCP. As a result, Portugal Telecom’s ownership increased to 83.6% of our common stock, representing 35.5% of TCP’s total capital.

Capital Increase

       In October 2000, TCP had a capital increase of R$1.125 billion. As a consequence, Portugal Telecom increased its participation in TCP to 36.2% corresponding to 85.1% of the common shares and 17.7% of the preferred shares.

Swap With Telefónica

       In November 2000, after Anatel’s approval, Telefónica participated in a stock swap transaction with Portugal Telecom, involving their participations in Telesp Celular and Telecomunicações de São Paulo S.A.-TELESP, known as Telesp, respectively. In the stock swap transaction, Telefónica swapped 35.8% of its direct and indirect stake in Portelcom for Portugal Telecom’s 23% indirect stake in SP Telecommunicações Holding. This transaction increased Portugal Telecom’s participation in Telesp Celular from 36.2% to 41.2%.

Ceterp Celular S.A.

       On November 27, 2000, we acquired 100% of the share capital of Ceterp Celular S.A., or Ceterp Celular, from Centrais Telefônicas de Ribeirão Preto S.A. Ceterp Celular is the A Band mobile operator in the Ribeirão Preto region of Brazil. The Ribeirão Preto region is a medium-sized metropolitan area in the northwest region of the state of São Paulo with approximately 500,000 inhabitants. During the reorganization of Telesp Celular, Ceterp was merged into Telesp Celular S.A.

Global Telecom

       Global Telecom was formed to acquire a B Band cellular concession in the states of Paraná and Santa Catarina, known as Area 5. In April 1998, Global Telecom won the concession for Area 5 and, after building out its network, it began commercial operations in December 1998.

       In February 2001, we acquired an 81.61% indirect economic interest in Global Telecom, through the acquisition of 49% of the voting shares and 100% of the non–voting shares of each of three holding companies that collectively held 95% of the voting shares and 100% of the non-voting shares of Global Telecom. The remaining 5% of Global Telecom’s voting shares were held by another investor who, upon authorization from Anatel in July 2001, sold them to the three holding companies.

       On December 11, 2002, after all of the TCP operators had switched over to the SMP system, Anatel approved our acquisition of the remaining capital stock of Global Telecom Holdings and, on December 27, 2002, we acquired the remaining portion of those three holding companies. We own, directly and indirectly, 100% of the voting stock and economic interest of Global Telecom.

       On March 31, 2003, after a restructuring process, TCP became the direct holder of 100% of the capital stock of Global Telecom S.A.

Increase in Capital

       In September 2002, TCP’s R$2.5 billion capital increase was successfully completed. After this capital increase of TCP, Portugal Telecom’s participation in TCP increased to 93.7% of the voting shares, 49.8% of the preferred shares and 65.1% of the total capital.

Brasilcel

       On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, created a company that has 40% of the total market in Brazil, with 13.7 million users at December 31, 2002. Its operations cover an area of more than 100 million inhabitants, or 56% of the Brazilian population, and approximately 71% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

       In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

  TCP, which controls an A Band operator in the state of Sao Paulo and a B Band operator in the states of Parana and Santa Catarina;

  Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espirito Santo;

  Tele Leste, which controls A Band operators in the states of Bahia and Sergipe; and

  Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

       Portugal Telecom and Telefónica Móviles agreed to propose to the operating companies controlled by Brasilcel to retain financial services of related third parties, at market conditions.

Acquisition of TCO

       On April 25, 2003, TCP acquired 61.10% of the voting capital stock of TCO for approximately R$1.505 billion, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. At the date hereof, we have paid R$284.7 million of the total amount and the remaining will be paid in installments. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

       We will launch, in the third quarter of 2003, a tender offer for the voting shares of the minority shareholders of TCO, as legally required by the acquisition of the control of TCO. The price per share to be offered is fixed by law at 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer, TCP expects to issue shares in exchange of the preferred shares of TCO and the remaining common shares that were not tendered in the tender offer. Considering merge TCO into TCP. With the acquisition of its participation in TCO, Brasilcel provides services to approximately 50% of the total Brazilian market. Brasilcel, including TCO, covers 86% of the Brazilian territory.

Capital Expenditures

       The following table sets forth Telesp Celular’s capital expenditures for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(R$ million)
Switching equipment	339.2	153.0	105.7
Transmission equipment	225.5	387.8	90.8
Information Technology	130.1	245.0	76.2
Others(1)	89.2	151.0	54.6
Total capital expenditures	784.0	936.8	327.3
________________________

(1)     Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

       The following table sets forth Global Telecom’s capital expenditures for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(R$ million)
Switching equipment	10.9	93.0	23.0
Transmission equipment	100.3	268.4	89.3
Information Technology	32.8	46.9	22.2
Others(1)	6.6	14.3	17.8
Total capital expenditures	150.6	422.6	152.3
________________________

(1)     Handsets for rental, network constructions, furniture and fixtures, office equipment and store layouts.

        We anticipate that our capital expenditures for 2003 will be approximately R$402.1 million, of which R$116.1 million is related to Global Telecom. We expect to increase our capital expenditures for 2003 due to the consolidation of TCO’s financial results into our consolidated financial statamentes to reflect TCO’s capital expenditures. We expect to fund these expenditures with cash generated from operations.

        The primary focus of our capital expenditure program has been, and continues to be, the expansion of the capacity of the services we currently offer and the provision of new services.

B. Business Overview

Overview

       Telesp Celular is the leading cellular operator, by number of customers, in the state of São Paulo and in Brazil, according to data published by Anatel, and Global Telecom is one of the cellular operators in the states of Paraná and Santa Catarina. TCP’s net operating revenues in 2000, 2001 and 2002 were R$2,766.7 million, R$2,946.2 million and R$3,390.6 million, respectively. Until December 27, 2002, Global Telecom’s results were not fully consolidated into TCP. The table below sets forth the net operating revenues in each of our operating subsidiaries:

	Year ended December 31,(1)
	2000	2001	2002
	(R$ million)
Telesp Celular	2,766.7	2,946.2	3,390.6
Global Telecom	246.7	425.9	512.2
________________________

(1)     Global Telecom’s net revenues were not consolidated in the periods indicated.

       The state of São Paulo covers an area of 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory. Its population is approximately 38.3 million, and represents 21.9% of Brazil’s total population. In 2002, the state of São Paulo was the most economically developed in Brazil, and its gross domestic product, or GDP, in 2002 was an estimated R$461.3 billion, or approximately U.S.$130.6 billion, representing approximately 34.9% of Brazil’s GDP in 2002. Its per capita income during 2002 was an estimated R$12,055.51, or approximately U.S.$3,412.26, according to “Brasil em Foco” Target 2002, our estimates based on percentages of the states’ GDP published by IBGE in previous years and Brazil’s GDP 2002 calculated by IBGE and published by the Diário Oficial do Estado de São Paulo on March 28, 2003.

       The states of Paraná and Santa Catarina cover an area of 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory. The population of the states of Paraná and Santa Catarina is approximately 15.3 million, representing 8.8% of Brazil’s total population. The GDP of the states of Paraná and Santa Catarina in 2002 was an estimated R$132.0 billion, or approximately U.S.$37.4 billion, representing approximately 10.0% of Brazil’s GDP for 2002. The income per capita in the states of Paraná and Santa Catarina during 2002 was an estimated R$8,539.11 and R$8,719.24, respectively, or approximately U.S.$2,416.96 and U.S.$2,467.94, respectively, according to “Brasil em Foco” Target 2002, our estimates based on percentages of the states’ GDP published by IBGE in previous years and Brazil’s GDP 2002 calculated by IBGE and published by the Diário Oficial do Estado de São Paulo on March 28, 2003.

       Telesp Celular uses a frequency range known as A Band that covers 76% of the municipalities in the state of São Paulo and 97% of the population of São Paulo. At December 31, 2002, Telesp Celular had 6.1 million cellular lines in service, which represented an 18.7% increase from December 31, 2001, and a market share of approximately 67% in São Paulo.

       Global Telecom uses a frequency range known as B Band that covers 28% of the municipalities in the states of Paranáand Santa Catarina and 74% of the population of Paraná and Santa Catarina. At December 31, 2002, Global Telecom had 1.2 million cellular lines in service, which represented a 36.5% net increase from December 31, 2001, and a market share of approximately 41% in those states.

Our Operations

       The following tables set forth information on Telesp Celular and Global Telecom’s cellular telecommunication base, coverage and related matters at the dates and for the years indicated.

       Telesp Celular

	Year ended December 31,
	2000	2001	2002
Cellular lines in service at year-end (in thousands)	4,302	5,104	6,060
Contract customers	1,604	1,369	1,426
Prepaid customers	2,698	3,735	4,634
Digital	3,496	4,764	5,913
Analog	806	340	147
Growth in cellular lines in service during year	48.7%	18.6%	18.7%
Churn (1)	14%	20%	17%
Estimated population of concession areas (million) (2)	37.1	37.7	38.3
Estimated covered population (million) (3)	36.4	36.7	37.2
Percentage of population covered (4)	98.1%	97.3%	97.1%
Penetration at year-end (5)	18.0%	21%	23.8%
Percentage of authorization areas covered	NA	63%	63%
Average monthly minutes of use per customer (6)	125	117	110
Estimated market share (7)	63%	65%	67.2%
________________________

(1)     Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.
(2)     Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística – IBGE and Target 2002 “Brasil em Foco.”
(3)     Number of people within our Region that can access our cellular telecommunication signal. The decrease in covered population was due to a decrease of the population in the municipalities covered.
(4)     Percentage of the population in our Region that can access our cellular telecommunication signal. The decrease in covered population was due to a decrease of the population in the municipalities covered.
(5)     Number of cellular lines in service in our Region, including our competitors, divided by the population of our Region.
(6)     Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (includes roaming in and excludes roaming out).
(7)     Estimated percentage of all lines in service in our Region at year-end.

       Global Telecom

	Year ended December 31,
	2000	2001	2002
Cellular lines in service at year-end (in thousands)	463	862	1,177
Contract customers	353	323	252
Prepaid customers	110	539	924
Growth in cellular lines in service during year	282%	86%	36.5%
Churn (1)	16%	23%	20%
Estimated population of concession areas (million) (2)	14.9	15.1	15.3
Estimated covered population (million) (3)	8.9	10.6	11.0
Percentage of population covered (4)	60%	71%	74%
Penetration at year-end (5)	13%	17%	19%
Percentage of authorization areas covered	17%	30%	35%
Average monthly minutes of use per customer (6)	183	133	97
Estimated market share (7)	25%	35%	41%
________________________

(1)     Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.
(2)     Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística – IBGE and TARGET 2002 “Brasil em Foco”.
(3)     Number of people within our Region that can access our cellular telecommunication signal.
(4)     Percentage of the population in our Region that can access our cellular telecommunication signal.
(5)     Number of cellular lines in service in our Region, including our competitors, divided by the population of our Region.
(6)     Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (includes roaming in and excludes roaming out).
(7)     Estimated percentage of all lines in service in our Region at year-end.

Our Services

       We provide cellular telecommunications services using both digital and analog technologies. Our network provides both CDMA digital service and AMPS, or analog services. We began providing digital services in the São Paulo metropolitan area in November 1998. All our services are provided in the frequency of 850 MHz. We offer ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short text messaging for our digital network customers and wireless Internet access, or Waaap. Our services can be offered in packages or prepaid plans.

       In June 2000, we launched “Waaap,” which allows our CDMA customers to access Internet pages on their cellular phone display. They can also send and receive e-mails, use search engines, play games, and access the banking system and other Internet-based services and applications. Through our Waaap PAG service, our CDMA customers can also conduct secure micro payments, or small value payment transactions, through their WAP-enabled mobile handsets. Customers who subscribe to our prepaid plans are now able to recharge their prepaid minutes directly through their handsets. The Waaap PAG service plans offer customers the ability to purchase a wide variety of products and services, such as movie tickets and gasoline, from their WAP-enabled handsets. At December 31, 2002, more than 46% of our total customers already had WAP-enabled handsets and more than 13% of these had already accessed Waaap in December at Telesp Celular. At Global Telecom, 58% of the total customers had WAP-enabled handsets and 13% of these had already accessed Waaap in December 2002.

       In September 2001, we launched a line of products focused on providing mobile telecommunication solutions to small-and medium-sized companies and large corporate customers called “Telesp Celular Empresas.”

       We divide up our corporate customer base in accordance with value criteria, increasing our ability to protect ourselves against new competitors, as well as our ability to attract new high-value customers.

       In 2002 Global Telecom implemented a sales model focused on small- and medium-sized companies, with tariffs adjusted to meet the needs of customers and competitive pressures. In an effort to take advantage of opportunities in its market, Global Telecom launched the “Elections” project, which consisted of the temporary activation of handsets to be used in the election campaigns, and the “Summer” project to be used for temporary workers at Santa Catarina’s seaside.

       We began to offer 2.5G services using CDMA 1xRTT technology in December 2001, enabling us to provide high-speed packet data service by increasing potential data transmission speeds from current Waaap circuit switched at 14.4 kb per second to packet switched at up to 144 kb per second. Our current commercial pilot program has an average speed of approximately 100 kb per second, ranging from a low of 60 kb per second to a high of 144 kb per second. Building on our 2.5G network, we are now offering three types of high-speed data services:

  “Waaap Turbo,” which provides access to existing Waaap services from 2.5G cellular phones, and bills customers according to the amount of information transferred (Kbytes) rather than on a per-minute basis;

  “Zaaap,” which offers direct access to the Internet through either PCMCIA cards designed to connect compatible PDAs and laptops to 2.5G service or through 2.5G cellular phones by cable connection; and

  “Zaaap VPN,” which offers our corporate customers secure access to their intranet and office resources.

       Waaap Turbo, Zaaap and Zaaap VPN customers are billed monthly and their subscriptions include the transfer of a certain amount of megabytes for free.

       We offer roaming services through agreements with local cellular service providers throughout Brazil and in other countries that allow our customers to make and receive calls outside of our Region. In turn, we provide reciprocal roaming services in our Region to customers of those cellular service providers while they are in our authorization areas. See “—Roaming Agreements.”

       Global Telecom launched 1xRTT service in the Curitiba and São José dos Pinhais areas in March 2003.

Our Regions

       Telesp Celular provides mobile telecommunications services on the A Band frequency range in two authorization areas of Region III of the General Authorization Plan — PGA, which together cover approximately 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory, or our Region. These authorization areas consist of more than 38.3 million people, representing 21.9% of Brazil’s population, and 63 municipalities with populations in excess of 100,000, including the City of São Paulo, Brazil’s largest city, with more than ten million people.

       Global Telecom provides mobile telecommunications services on a frequency range known as B Band in its authorization area, which encompasses the states of Paraná and Santa Catarina in area II of the General Authorization Plan. This area is composed of 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory, with a population of approximately 15.3 million people, representing 8.8% of Brazil’s population, and 22 municipalities with populations in excess of 100,000 people.

       Before December 2002, we provided telecommunication services under an SMC concession. In December 2002, we began providing our services under an SMP authorization. Under our SMP authorization, we will provide cellular telecommunication services with more flexibility. See also “—Our Network” and “—Regulation of the Brazilian Telecommunications Industry—SMP Regulation.”

       The following tables set forth population, GDP and per capita income statistics for each state in our Regions at the dates and for the year indicated.

       Telesp Celular

	At December 31, 2002		Year ended December 31, 2002
	Population	% of Brazil's	GDP (billions of	% of Brazil's	Per capita income
Area	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
Sao Paulo state	38.3	21.9%	461.3	34.9%	12,055.51
________________________

(1)     Estimates from Target 2002 – “Brazil em Foco.”
(2)     Our estimates expressed in nominal reais.
(3)     Nominal Brazilian GDP was R$1,320 billion as of December 2002 calculated by IBGE and published by the Diário Oficial do Estado de São Paulo on March 28, 2003. Source: IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

       Global Telecom

	At December 31, 2002		Year ended December 31, 2002
	Population	% of Brazil's	GDP (billions of	% of Brazil's	Per capita income
Area	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
Parana state	9.8	5.6%	83.7	6.3%	8,539.11
Santa Catarina state	5.5	3.2%	48.3	3.7%	8,719.24
Our Region	15.3	8.8%	132.0	10.0%	8,604.16
________________________

(1)     Estimates from Target 2002 – “Brazil em Foco.”
(2)     Our estimates expressed in nominal reais.
(3)     Nominal Brazilian GDP was R$1,320 billion as of December 2002 calculated by IBGE and published by the Diário Oficial do Estado de São Paulo on March 28, 2003. Source: IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3D. Risk Factors.”

Marketing and Sales

       During 2002, we continued to invest in the expansion of our customer base and in the increase of our penetration rate, building on the increased capacity made available by our intensive investment program during 2000 and 2001.

       In 2001, we launched our prepaid “Peg & Fale Gol” service, which was targeted at the soccer fans in the state of São Paulo, because its handsets are identified with the main soccer teams of the state. During the soccer season, customers of “Peg & Fale Gol” have the right to reduced tariffs in cellular-to-cellular calls within our network.

       In 2001, we also launched our prepaid “Baby MTV” service targeted at the teenage segment. The “Baby MTV”handsets have headphones for listening to radio broadcasts. “Baby MTV” customers receive a 50% discount on calls made between 8:00 p.m. and 8:00 a.m. from Monday to Thursday, and on the weekends between 8:00 p.m. on Friday and 8:00 a.m. on Monday.

       In 2002, we created a plan targeted at younger segments of the population and other plans designed to increase the use of the SMS service, known as Coisa, which offers users a 50% discount on local calls between Telesp Celular handsets in our Region from Monday through Friday, from 8 p.m. until 8 a.m. and during the weekends. Customers using this plan may also choose one Telesp Celular number, register the number, and obtain a 50% discount on local calls for any time of the day.

       Telesp Celular kept its focus on profitable growth and customer value in 2002, with an emphasis on investment returns. We implemented the new model for service and customer management (call center and marketing) on the basis of segmentation by customer profitability in 2001, and in 2002 targeted increased loyalty and focused on customer retention. One of our main strategies concentrated on attracting the younger population set, with the launching of the Coisa campaign.

       In 2002, we developed several campaigns for prepaid customers, including the Carrega Brasil promotion during the World Cup, and the call discount promotions implemented at the end of the year, in order to celebrate our growth to a customer base of six million. Our campaigns will continue in 2003, with such plans as the “Recarregou Identificou” promotion, launched in February, whereby customers recharging their credits for any amount will be entitled to caller ID at no charge, for varied lengths of time depending upon the amount that is recharged.

       Global Telecom also developed several campaigns for prepaid customers in 2002.

       Since March 2003, as a result of the Tagarela promotion, prepaid customers in Paraná and Santa Catarina (as well as in Rio Grande do Sul, Rio de Janeiro, Bahia and Sergipe) may earn up to 100% in bonuses for local calls between handsets of the same operating company by recharging their cellular credits. This promotion enables customers to speak for twice as much time, with the same amount of prepayment.

       We divide our consumer market into two main categories: individual customers and business customers. We market and promote our services in varied ways and occasionally develop special plans and services for particular categories of customers. We promote our services to large corporations through a major accounts program pursuant to which we identify contacts and support large corporate customers.

       As required by Brazilian regulations, we provide cellular telecommunications service to all individual applicants, regardless of income level, in the order in which we receive applications. Nonetheless, in May 1998, we began performing credit checks on potential customers to assist in management of payment default risk. We may interrupt services if a customer fails to make timely payments. See “—Billing and Collection.”

       In addition to our consumer marketing efforts, and to enhance public relations and institutional marketing, we contributed approximately R$8 million in sponsorships for several major cultural and sporting events in the state of São Paulo in 2002, including the Summer Project (Blue Summer), Skol Beats, Casa Cor 2002, Winter Festival at Campos do Jordão, a Red Hot Chili Peppers concert, the Peace Parade, the “Circuito Universitário Project” and the tenth series of Formula Renault Brasil.

       Our marketing efforts for Internet-based and messaging services have been primarily focused on our Waaap and SMS services and applications, in an effort to increase the usage and number of customers for these services. Our marketing and sales efforts have resulted in almost doubling Telesp Celular’s net revenues from data-related services, from R$30.8 million in 2001 to R$51.5 million in 2002. The Coisa plan offers a broad portfolio of Waaap and SMS services. This plan was launched in October 2002 by Global Telecom and is responsible for an increase in its net revenues from R$1.6 million in 2001 to R$6.8 million in 2002.

       The launch of our 2.5G commercial pilot program in December 2001 made us the first mobile operator in Latin America to offer 2.5G services using 1xRTT technology. Before the launch, we joined with leading application service providers in order to provide high quality applications that run on 1xRTT technology to customers of our 2.5G services. See “—Our Services.” Global Telecom launched this 2.5G service in March 2003.

       On April 13, 2003, Brasilcel launched a new trademark and logo, known as Vivo, for all of its telecommunication companies in Brazil, including us. In connection with the launch of the new trademark, we are changing the names of the services we offer to our customers.

Network Sales

       We market our services and provide customer service through a network of stores. In December 2002, Telesp Celular’s network included 2,345 point of sale stores, covering substantially all of the cities in its Region. We operated 65 stores, while independent distributors operated the remaining 2,280 stores. We also had three regional centers in the City of São Paulo and three in the interior of the state of São Paulo to supervise the stores and to strengthen marketing and customer relations.

       In December 2002, Global Telecom’s network included 776 point-of-sale stores, covering substantially all of the cities in its Region. We operated 26 stores, while independent distributors operated the remaining 750 stores.

       In 2002, we opened 21 new stores, reaching a total of 65 stores by December 2002. Until the end of the first quarter of 1999, our stores had focused on customer services, but, as a result of a renovation effort that began in 1999, their focus shifted to the sale of products and services, in addition to customer services. The Excellency Program was initiated in 2002 against this background, with the purposes of standardizing the processes and visual identities of our stores, as well as improving customer services. The granting of the ISO 9002 award at the end of 2000 marked the successful development of this program.

Customer Service

       We have outsourced to Mobitel S/A Telecomunicações, a subsidiary of Portugal Telecom, all customer service for Telesp Celular and Global Telecom, including managing the call center and dealing with customer complaints. Customer Service is available 24-hours a day through the call centers and through our website.

       Telesp Celular

       On December 31, 2002, Telesp Celular had 2,135 attendants working in 894 positions during peak hours, which represented one customer service attendant per 2,839 customers. During 2002, the customer service team answered, on average, 182,147 calls per business day.

       Telesp Celular’s back office (technical assistance and billing customer service department) consist of 275 employees, who respond to requests made by e-mails, letters, faxes, the website, the call center and in the stores. In 2002, the department answered approximately 73,894 requests per month.

       Global Telecom

       On December 31, 2002, Global Telecom had 642 attendants working in 325 positions during peak hours, which represented one customer service attendant per 1,833 customers. During 2002, the customer service team answered, on average, 23,933 calls per business day.

       Global Telecom’s back office (technical assistance and billing customer service department) consists of 35 employees, who respond to requests made by e-mails, letters, faxes, the website, the call center and in the stores. In 2002, the department answered approximately 21,365 requests per month.

       Quality of Service

       Telesp Celular’s and Global Telecom’s services, and customers’ perception of the quality of our services, are an important aspect of our business. Both companies consider three main points when evaluating the way in which customers perceive the quality of our services:

  infrastructure;

  terminal equipment and its performance in its environmental conditions (either in home area or when roaming nationally or internationally); and

  our Customer Care departments and their effectiveness in handling customers' complaints.

       Telesp Celular and Global Telecom have addressed these concerns in several ways:

  through frequent network performance evaluations based on drive-testing and collected data analyses;

  by evaluating the data gathered from the several event counters available in the network as well as specific analysis tools; and

  through customer complaints handled by the Customer Care and Corporate Sales teams.

       Another important aspect of our quality-of-service analysis relates to our methods for comparison with our competitors. We use the following three types of analyses to analyze the competition:

  tests and performance comparisons, to address issues such as call completion, dropped calls, interference levels or signal-to-noise ratios, voice quality scoring, etc.;

  comparisons with the monthly data reported to Anatel and the data that is publicly available; and

  use of competitors’ services in the guise of customers, in order to evaluate the way that their customer care centers evaluate and solve complaints.

       Recent tests have increasingly shown that Telesp Celular and Global Telecom QoS’s services compare favorably with those provided by its competitors in all geographic areas. Its technology minimizes the potential problems that can be linked to “bugs” in the software programs or hardware malfunctioning.

       As a standard procedure of both companies, before making a product available for the general public, a device (either a cell phone or a PCMCIA card) must be closely evaluated:

  Suppliers are required to present a CDG2 certificate issued by each major infrastructure manufacturer, along with a general compliance statement. This certificate provides assurance that the device has been tested in a laboratory environment, and is able to operate properly with the particular manufacturer’s technology. This is a “pass/fail” procedure with the standard infra version, which does not guaranty that the terminal equipment will operate properly in the specific and customized implementation in the operator plant.

  In an effort to eliminate any possible problems resulting from that implementation, the device is also evaluated in another set of tests (known as CDG3), which will show clearly if the equipment complies with the issued specification, and is able to function properly with the network in all aspects related to the regular service provisioning. If not, it will be possible to immediately identify which function does not meet the requirements, and locate the source of the problem. The device also supplies the manufacturers with information that will allow them to solve the problem in a short period of time.

  Some other characteristics are also tested and evaluated in a lab before the device is submitted for legal approval. These characteristics are mainly related to their radio properties (transmitted frequencies, spurious, radiation level, etc.).

       The Customer Care department is one of our key areas of operation, and it has been made a priority in terms of organization and human resources management.

       In 2000 the Customer Care department received the ISO 9002 certificate of quality for its operation of the call centers for São Paulo and Campinas. On May 1, 2001, the system of Quality Control was extended to the Relationship Board with customers accomplishing the transition of Regulation ISO 9002 certification for the servicing of the required regulation NBR ISO 9001/1994.

       In the continued search for quality during 2002, regulation ISO 9001 was updated to a newer version called Regulation 2000. This newer version incorporated fundamental changes, such as increasing the focus on customer service, systematically encouraging products quality, demanding clearer measures and results, and continuously striving for excellence. We received this certificate On October 23, 2002. The certificate has a validity of three years, with a yearly re-evaluation by the Certification department.

Our Network

       Before November 1998, our network used only AMPS analog technology. After our privatization in 1998, we began to use CDMA digital technology. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve the quality of service and to meet customer demand.

       At December 31, 2002, Telesp Celular’s telecommunications network, which provides both CDMA digital and AMPS analog services, covered 76% of the municipalities in the state of São Paulo, representing 97% of the population in its Region. Telesp Celular’s network is connected primarily through a fiber-optic transmission system leased from Telesp, consisting of 48 cellular switches, 15 of which are digital, 24 are dual mode and nine are analog, 2,920 base stations, 2,141 of which are digital (12 mobile base stations may be added to these, if necessary) and 779 are analog, and 90 other network elements such as voicemail, prepaid service, short message service and home location registers and gateways, as of December 31, 2002. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Lucent Technologies do Brasil, Ind. e Com. Ltda. and Ericsson Telecomunicações S.A. are Telesp Celular’s main suppliers.

       Global Telecom began its activities in December 1998 and only offers services through CDMA digital technology.

       At December 31, 2002, Global Telecom’s telecommunications network covered 28% of the municipalities in the Region, representing 74% of the population. Global Telecom’s network is primarily connected by a fiber-optic transmission system leased from fixed operating companies (Brasil Telecom and Embratel) and Copel—Companhia Paranaense de Energia S.A., consisting of eight cellular switches, 633 base stations and 24 other network elements, such as: voicemail, prepaid service, short message service and home location registers and gateways, as of December 31, 2002. Motorola and Ericsson are Global Telecom’s main suppliers.

       Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management center is located in São Paulo and monitors the base stations, switching centers and all critical network operational parameters of Telesp Celular and Global Telecom. This center is able to identify abnormalities in both our network and in other networks, using the failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated into the maintenance and operations center and is designed to maintain network elements, as well as cellular infrastructure and transmission, in addition to operating the radio network elements and computing bases, service platforms and backbone.

       Our network is prepared to provide continuity of service for our customers in the event of network interruptions due to power failures. We have developed the following standard operating and maintenance procedures for use in such emergencies:

  Contingency plan for catastrophes in our switching centers. This plan allows us to recover the most important BTSs, or digital base stations, which are connected to the trunk line that has been affected by an accident, by redirecting the transmission route of these BTSs.

  Contingency plan for interruption of the public power supply. This plan ensures autonomy in our network, through a battery system in all BTSs that provides between six and eight consecutive hours of power, in addition to generators at strategic sites.

  Security contingency plan. This plan includes a detection and alarm system, restricted access and a fire combat system for our sites.

       The introduction of the 2.5G network in December 2001 in Telesp Celular has provided for the development of new services, diversification and the improvement of Internet applications available to our customers. This technological advance allows for “always on” services, meaning that the customer is constantly connected to the Internet. Customers of these services are billed for the amount of information transferred (Kbytes) rather than on a per-minute basis. Notebooks, palmtops and PDAs that are connected to standard PCMCIA 1xRTT cards operating like a wireless modem or that are connected to 2.5G handsets by cable are now able to access Internet services and corporate intranets. Our 2.5G network allows for greater spectrum efficiency, accommodating approximately 1.6 times more customers than the standard second-generation network.

       During 2002, Telesp Celular experienced significant growth:

  92 new sites were activated;

  90 1xRTT carriers were activated;

  a new prepaid platform was activated allowing data billing in packet way rather than in time basis;

  prepaid roaming between Telesp Celular and Global Telecom was activated;

  chat platform was implemented, connecting Global Telecom's and Telesp Celular's networks;

  the transmission system in the state of Sao Paulo was improved, reducing the leasing cost of the transmission system; and

  the interconnection IP between Telesp Celular and Telerj Celular S.A. was activated.

       Likewise, Global Telecom also experienced significant growth by:

  deploying 127 sites;

  servicing 22 new municipalities;

  reducing costs by sharing 70 sites with its competitors;

  improving the fiber optical system;

  reducing monthly lease lines costs by optimization of the transmission system routes;

  activating a new switching center in Curitiba;

  replacing the prepaid platform;

  activating the voice chat platform; and

  activating the interconnection of SMS with a competitor.

       Under our authorizations, we are obligated to meet certain requirements for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already achieved all of our required network expansion obligations.

Sources of Revenue

       We generate revenue from:

  usage charges, which include measured service charges for calls and other similar charges;

  network usage charges (or interconnection charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

  monthly subscription charges, which are not charged to our prepaid customers;

  the sale of cellular handsets and accessories; and

  other charges, including charges for call forwarding, call waiting, short message service and call blocking, which are charged only when the customer’s plan does not include these services.

       Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

       Contract Customers

       Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling party pays” basis, under which the customer pays only for calls that it originates. In addition, customers pay roaming charges on calls made or received outside their home registration area.

       Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into 18 areas, called registration areas, designated for payment purposes.

       Interconnection Charges

       We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.” For Telesp Celular, our average interconnection charges for 2000, 2001 and 2002 were R$0.1964, R$0.2407 and R$0.2670 per minute net of value-added taxes, respectively. For Global Telecom, our average interconnection charges for 2001 and 2002 were R$0.2321 and R$0.2667 per minute net of value-added taxes, respectively. In February 2003, Anatel authorized the increase of Telesp Celular’s tariff per minute to R$0.3296, and Global Telecom’s tariff per minute to R$0.3329. Cellular operating companies, once authorized to increase the tariff, are now obligated to grant a 30% discount on certain tariffs for local calls during off peak hours originating with Telecomunicações de São Paulo S.A., in the case of Telesp Celular and Brasil Telecom and Sercomtel, in the case of Global Telecom.

       Bill and Keep

       Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration areabetween two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

       Roaming Fees

       We receive revenue pursuant to roaming agreements with other cellular service providers. When a customer of another cellular service provider makes a call within our Region, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose Region the call originates. See “—Operating Agreements—Roaming Agreements.”

Handset Sales

       We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPs) cellular handsets and PCMCIA boards through our own stores and dealers. Although we still have some customers using analog service (approximately 2.4% of our total customer base at December 31, 2002), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog customers to transfer to digital service. Our current suppliers are Motorola, LG, Samsung, Nokia and Toshiba.

Operating Agreements

       We have an agreement with Telesp, which enables us to share physical space and real estate and that pertains to the supply of air conditioning, energy, security and cleaning services. Under this agreement, we use approximately 520 of Telefónica’s sites and Telefónica uses approximately 207 of our sites.

       We also lease from Telesp, transmission capacity necessary to complete the construction of our network infrastructure. In December 2001, we renegotiated this leasing arrangement with Telesp. The lease will last for five years, expiring on December 31, 2006.

       Interconnection Agreements

       The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.” At the beginning of our operations, we entered into interconnection agreements with Embratel Participações S.A., or Embratel, and the Predecessor Companies.

       Telesp Celular entered into a new interconnection agreement with Telesp in January 1998, with BCP S.A., or BCP, in May 1998, with Tess S.A., or Tess, its competitor, in November 1998, and with Vésper S.A., or Vésper, a WLL (Wireless Local Loop) companythat provides fixed-line services in December 1999. In May 2000 and in June 2001, Telesp Celular entered into new interconnection agreements with two long distance carriers, Intelig Telecomunicações Ltda., or Intelig, and Embratel. During 2002, Telesp Celular also entered into interconnection agreements with Nextel Telecomunicações Ltda., or Nextel, and our new competitor, TIM São Paulo S.A.

       Global Telecom entered into interconnection agreements with Brasil Telecom and Sercomtel S.A. Telecomunicações, in April 1999, with Telepar Celular S.A. and Telesc Celular S.A. in September 1999, with Global Village Telecom S.A. a WLL (Wireless Local Loop) company that provides fixed line services, in May 2000, and with Sercomtel Celular S.A., its competitor, in May 2002.

       In July 1998 and in December 2000, Global Telecom entered into interconnection agreements with two long distance carriers, Embratel and Intelig. In addition, in 2002, Global Telecom also entered into interconnection agreements with Nextel.

       In 2002, we entered into an interconnection agreement with our competitors for the supply of SMS among our customers and, through the Brazilian Roaming Committee, we entered into an interconnection agreement for remitting and receiving SMS to and from all operating companies in Brazil.

       Roaming Agreements

       We are a member of the Brazilian Roaming Committee, a group comprised of 21 cellular telecommunications service providers operating in Brazil through either A Band or B Band. The Brazilian Roaming Committee was created to independently conduct the activities related to roaming services in Brazil and the international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of the Mercosur.

       Automatic roaming permits our customers to use their cellular handsets on the networks of other cellular service providers while traveling or “roaming” outside our Regions. Conversely, we provide cellular telecommunications service to customers of other cellular service providers from outside of our Regions when those customers are within our Regions.

       The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

       We offer international roaming in United States, Canada, Mexico, the Caribbean, Argentina and Uruguay. In 1999, we began providing international GSM (Global System for Mobile) services, through the use of GSM handsets, in most parts of Europe, Africa, Asia and Oceania. In the first half of 2002 we launched international roaming in South Korea.

Taxes on Telecommunications Services and Handset Sales

       The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

  ICMS. The principal tax is the Imposto sobre Circulação de Mercadorias e Serviços, or the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including telecommunications services. The ICMS rates for domestic telecommunications in the States of São Paulo, Santa Catarina and Paraná are 25%, 25% and 27%, respectively. During 2002, the states of São Paulo and Paraná imposed ICMS rates of 7% for Motorola and LG handsets, and 18% for other handsets. In the state of Santa Catarina the ICMS rate was 7% for all handset sales.

  COFINS. The Contribuição Para Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross operating revenues. On November 27, 1998, the Brazilian federal government, through Law No. 9,718, increased the COFINS rate from 2% to 3%, allowing a set-off of up to one-third of the COFINS amount with the amount owed as a result of the Contribuição Social Sobre Lucro Líquido, or CSLL. On January 1, 2000, we began to include the COFINS tax in our bills at a rate of 3%.

  PIS. The Programa de Integração Social, or PIS, is another social contribution tax that is imposed on gross operating revenue at a rate of 0.65%. Law No. 9,718 also indirectly raised the PIS contribution tax owed by Telesp Celular and Global Telecom, leading our subsidiaries to challenge such increase judicially. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Matters.” In October 2002, Law No. 10,637 was enacted, making such contribution noncumulative and increasing the rate to 1.65%, except in connection with telecommunication services, where the rate continues to be 0.65%.

  FUST. On August 17, 2000, the Brazilian federal government, through Law No. 9,998, created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a social contribution tax applicable to all telecommunications services. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case these costs are not entirely recoverable through the provision of the telecommunications services. The FUST is imposed at a rate of 1% of gross operating revenues exclusively from telecommunication services, net of ICMS, PIS and COFINS and its cost may not be passed on to customers. It became effective on January 1, 2001.

  FUNTTEL. On November 28, 2000, the Brazilian federal government, through Law No. 10,052, created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a social contribution tax applicable to all telecommunications services. The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by:

  encouraging research and the development of new technologies;

  promoting the training of personnel;

  creating new employment opportunities; and

  allowing small-and medium-sized companies to access the lending market.

       FUNTTEL is imposed at a rate of 0.5% of gross operating revenues exclusively from telecommunication services, net of ICMS, PIS and COFINS, and its cost may not be passed on to customers. It became effective on March 1, 2001.

  FISTEL. On July 7, 1966, the Brazilian federal government, through Law No. 5,070, created the Fundo de Fiscalização das Telecomunicações, or FISTEL, a tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry.

         The FISTEL tax is comprised of two different fees:

  an installation and inspection fee that is assessed every time we activate a new cellular number, as well as every time an authorization certificate is issued with respect to new equipment in telecommunications stations; and

  an operation and inspection fee, assessed annually on the basis of the total number of cellular numbers in use and the total number of radio base stations installed at the end of the fiscal year, which is equal to 50% of the installation and inspection fee.

       Effective April 2001, the installation and inspection fee has been assessed based on the net activation of cellular numbers, i.e., the number of new cellular activations subtracted from the number of cancelled subscriptions, as well as on the basis of the net additions of radio base stations.

Billing and Collection

       In 2002, we improved our billing system by implementing revenue assurance processes throughout all of our operational cycles, including traffic recording, rating, billing and collections in an effort to maximize performance. We improved our practices in order to increase our level of service and to meet customers’ expectations.

       We offer over 165 price plans and other services in our billing system, targeted towards different customer profiles. Telesp Celular uses six staggered billing cycles and six different payment dates each month while Global Telecom uses eight staggered billing cycle and eight different payment dates each month. The customer can choose the date of payment when the contract is signed.

       Pursuant to Brazilian law, customers must receive a bill at least five days before the due date, and companies must allow customers at least 15 days from the due date before suspending outgoing service for nonpayment. Customers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the customer’s bank account and some deferred payment options. We have also introduced a new billing service through which customers can receive and pay bills via the Internet.

       Telesp Celular and Global Telecom have established a uniform policy for dealing with delinquent customer accounts. Service may only be suspended after notice has been provided to the customer. If a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 90 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 180 days past due, service is discontinued. In 2002, approximately 58% of our mobile bills were paid in full within the due date, 76% were paid before the first reminder was sent, and 94% of our mobile bills were paid by the time that the second reminder was sent.

       Telesp Celular’s collection system has a mechanism for tracking customers who are delinquent in making payments, and its collections department has had a high rate of success in the collection of payments from customers. In addition, Telesp Celular employed six outside collection agencies to recover payments from accounts from customers that were over 95 days past due.

       We make provisions for customer accounts when we determine that the likelihood of collection is no longer probable, and write off customer accounts that are over 180 days past due. We wrote off R$53.4 million in Telesp Celular and R$8.1 million in Global Telecom for accounts more than 180 days past due in 2002 related to telecommunication service charges.

       Telesp Celular’s provisions for doubtful accounts (Provision for doubtful accounts including handsets/Gross operating revenue) were 3.5%, 2.45% and 1.57% of gross operating revenue of service in 2000, 2001 and 2002, respectively. Global Telecom Holdings’s provisions for doubtful accounts (Allowance for doubtful accounts including handsets/Gross operating revenue) were 6.03% and 1.39% of gross operating revenue of service in 2001 and 2002, respectively. See “Item 5A. Operating Results–Results of Operations for 2000, 2001 and 2002 for TCP–Operating Expenses.”

       After each collection cycle, we and other telecommunications service providers settle the roaming and network usage fees outstanding balances. See “—Sources of Revenue—Roaming Fees” and “—Sources of Revenue—Network Usage Charges.” For international calls made by our customers, we forward the gross amounts collected for such calls to the international long distance carrier and charge them a fee for the use of our cellular telecommunications network. Domestic long distance fees are reconciled and distributed to each Brazilian telecommunication operating company by a clearinghouse operated by Embratel.

Fraud Detection and Prevention

       We incur costs associated with the unauthorized use of our wireless networks, particularly our analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming.

       The three most prevalent types of fraud are cloning fraud, subscription fraud and default fraud. Cloning fraud consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We ultimately bear the costs of all fraudulent calls originating from our cell phone base. We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud. In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud. We do not consider cloning fraud a significant problem.

       Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

       Default fraud is similar to subscription fraud, except that the customer does not make use of false documentation, but nonetheless fails to pay for services used.

       Historically, the majority of our fraud-related losses are related to the types of fraud listed above. In order to safeguard ourselves against these fraudulent activities, we review documentation provided by customers and conduct a credit check prior to initiating service. We use credit bureaus to enhance our reviews.

       We have implemented certain fraud detection and fraud prevention measures in an effort to reduce fraud-related losses, including the automatic review of call detail records in the state of São Paulo, Paraná and Santa Catarina. These records are analyzed to identify abnormal calling patterns. When abnormal patterns are found, our fraud control staff contacts the customer and, if cloning has occurred, the customer’s number is changed or an exchange of handsets is made. Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access.

       We have installed, and are a part of, a nationwide fraud detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor telecommunication usage by our customers even when they are located outside of our Region. In the state of São Paulo, the antifraud system became operational in 1998.

Competition

       A Band

       The Brazilian territory was initially divided by Anatel into eight separate cellular service regions, each known as A Band, and each serviced by one of the New Holding Companies operating in the cellular telecommunications business, created with the Breakup of Telebrás (see “—Our History and Development—Telebrás and the Privatization”).

       The New Holding Companies operate in the 800+ MHz frequency, according to concessions or authorizations granted and regulations issued by Anatel. TCP is one of these companies operating in the state of São Paulo and using AMPS/CDMA technology.

       Global Telecom’s current competitor, Tele Celular Sul Participações S.A, or TIM Sul, is another of these companies and uses AMPS/TDMA technology. TIM Sul, which is controlled by Telecom Italia Mobile, or TIM, migrated to authorization and announced its intention of doing an overlay in GSM/GPRS technology.

       B Band

       The General Telecommunications Law provided for the introduction of competition to telecommunications services in Brazil. The Brazilian federal government has granted ten licenses to provide cellular telecommunications service within certain regions in Brazil, known as B Band. There are two B Band service providers operating in Telesp Celular’s region, BCP Telecomunicações S.A., or BCP, which operates in the metropolitan area of the state of São Paulo, and Tess, which operates in the rest of São Paulo.

       Global Telecom is the B Band operator in the states of Paraná and Santa Catarina and uses CDMA technology.

       BCP is controlled by a consortium led by BellSouth and the Safra family. Tess is controlled by Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). The rights and obligations of BCP and Tess under their respective licenses are substantially identical to Telesp Celular’s right and obligations under its authorizations. Although BCP and Tess provide only digital service, their customers use dual-mode cellular handsets that can operate with analog networks.

       C Band

       There are no providers of C Band services in our Region.

       D Band and E Band

       In February 2002, TIM acquired the D Band license for the entire state of São Paulo (Region III-SMP). In September 2002, TIM began operations in São Paulo, using the GSM/GPRS technology.

       In November 2002, the Telecom Américas Group acquired an E Band license for the metropolitan area of São Paulo (Region III-SMP). Vésper acquired the E Band license for the São Paulo countryside (Region III-SMP). Both companies are scheduled to begin operations in 2003.

       On February 13, 2001, Anatel held an auction for the D Band SMP licenses. Tele Norte Leste Participações S.A., or Telemar, the primary fixed-line operator in Region I-SMP, bid successfully for the license covering the region in which Telemar offers fixed-line telecommunications services, comprising 16 states in northeastern Brazil. TNL PCS S.A. started its operating activities on June 24, 2002 under the brand name Oi and provides SMP services using GSM/GPRS digital technology.

       The D Band license of the mid-south region of Brasil was awarded to TIM.

       On March 13, 2001, Anatel held an auction for the E Band SMP authorization. TIM was the only bidder and acquired a license to provide services in the region comprising 16 states in northeastern Brazil, in which Telemar operates as a fixed-line provider.

       At that time, there were no bidders for the E Band authorizations covering the two remaining SMP service regions.

       Through an auction held in October 2002, the remaining D Band and E Band licenses were allocated to the remaining nine areas as follows: three licenses to the Telecom Américas Group, controlled by América Móvil, three licenses to Brasil Telecom in the regions in which it already operated wireline telecommunications and three licenses to Vésper.

       TIM controls two A Band operators serving the states of Paraná and Santa Catarina and the Northeast region, and two B Band service providers, one operating in the state of Minas Gerais and the other in the states of Bahia and Sergipe. TIM also acquired two D band licenses and one E band license in the SMP service auctions carried out by the Brazilian government during 2001. However, TIM had to give back part of its SMP license to provide mobile services in those areas within the D Band, including Paraná and Santa Catarina, and the E Band where it is already providing mobile services. TIM is able to offer wireless services nationwide. TIM began its operations in the new areas in September 2002.

       The Telecom Américas Group, which already controls ATL (B Band operator in Rio de Janeiro and Espírito Santo), Tess (B Band operator in the inner region of the state of São Paulo), Telet (B Band operator in Rio Grande do Sul) and Americel (B Band operator in the Region encompassing the states of Mato Grosso do Sul, Minas Gerais, Goiás, Tocantins, Rondônia and Acre), purchased the D Band remaining license in connection with the region of Paraná and Santa Catarina. It also purchased the E Band SMP license in the states of Bahia and Sergipe and the metropolitan region of São Paulo. These operators migrated to SMP service and, in March 2003, Telecom Américas Group communicated that it is acquiring BSE (B Band operator in the northeastern area).

       Brasil Telecom S.A., or Brasil Telecom, purchased the remaining E Band license in the region of Rio Grande do Sul and in the region encompassing the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins and the Federal District. It also purchased the E Band SMP service licenses in the states of Paraná and Santa Catarina. Brasil Telecom is controlled by Grupo Opportunity, which also has shareholding in Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

       Vésper purchased the remaining E Band license in the inner region of São Paulo. In the region of Minas Gerais, Vésper purchased the E Band SMP license, and it also purchased the E Band SMP license in the states of the northeastern region: Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte.

       We estimate that Telesp Celular’s and Global Telecom’s market share in their respective Region as of December 31, 2002 were approximately 67% and 41%.

       Other Competition

       We also compete with wireline telecommunication service providers. Some existing and potential customers may shift to wireline service providers for a number of reasons, including price, if sufficient capital is invested in the wireline telecommunication industry in our Regions to increase wireline availability and improve service. The main wireline service provider in Telesp Celular’s Region is Telesp and in Global Telecom’s Region is Brasil Telecom.

       We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our Region as a substitute for cellular telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. We do not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider).

Regulation of the Brazilian Telecommunications Industry

       General

       Our business, the services we provide and the prices we charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

       Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree. Anatel is financially autonomous, and administratively independent of the federal government. Anatel maintains a close relationship with the Ministry of Communications. Any regulation proposed by Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may be challenged in the Brazilian courts. On November 25, 1998, Anatel enacted “Resolution 73—Regulation of Telecommunication Services,” which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

       Concessions and Authorizations

       Before January 2000, Anatel had only authorized two mobile service providers in each of the ten franchise areas under A Band and B Band. A Band and B Band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to Anatel for an authorization to offer such other services.

       In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, Anatel is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire under the concession agreement to be able to maintain certain economic and financial standards. The concession is granted for a fixed period of time and is generally renewable only once.

An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under the authorization, the government does not guarantee to the authorized company certain economic and financial standards, as was the case under the concessions.

       SMP Regulation

       In November 2000, Anatel adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic areas as the concessions for the fixed-line telecommunication services. Anatel organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated C Band, D Band and E Band. These new licenses were auctioned by Anatel and awarded during the first quarter of 2001 and at the end of 2002.

       Under these new licenses:

  services are to be provided using the 1,800 MHz frequency;

  each operator may provide domestic and international long distance services in its licensed area;

  existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

  a cellular or SMP operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

  current A Band and B Band cellular service providers can apply for an extra frequency range.

       Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

       In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

       Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. Thereafter, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

       The authorizations consist of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

       Benefit of the SMP System

       According to the General Telecommunications Law and Decree No. 2056/96, control of the concessionaire can only be transferred after five years from the date of the privatization in the case of A Band concessionaires or the commencement of services in the case of B Band concessionaires. On the other hand, under the SMP system, the authorization or control of the authorized party can be transferred through merger of the relevant cellular mobile service provider, whether it is providing services under the A Band or the B Band.

       Obligations of Telecommunications Companies

       As a telecommunications service provider, we are subject to regulations concerning quality of service and network expansion, as established in our authorizations and our original concession agreements.

       Any breach by the companies of telecommunications legislation or of any obligation set forth in their authorizations may result in a fine of up to R$50 million.

       Telesp Celular’s and Global Telecom’s authorizations impose obligations to meet such quality of service standards as: the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

       Interconnection

       Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All cellular operators, including SMP service providers, are classified by Anatel as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. The terms and conditions of interconnection are freely negotiated between parties, subject to price caps and other rules established by Anatel. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a nondiscriminatory basis. If the parties cannot agree upon the terms and conditions of interconnection, Anatel may determine terms and conditions by arbitration.

       Interconnection agreements must be approved by Anatel and may be rejected if they are contrary to the principles of free competition and the applicable regulations.

       Rate Regulation

       Our authorizations continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in our Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

       The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

       Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers is still subject to a price cap stipulated by Anatel. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company’s network. B Band service providers are subject to price caps established during the auction process for their licenses.

       Internet and Related Services in Brazil

       In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. Anatel’s Resolution 190 requires cable operators to act as carriers of third-party Internet service providers. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the Internet, and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks.

C. Organizational Structure

       As of December 31, 2002, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica Móviles, through Brasilcel N.V., with 93.7% of our voting stock, 49.8% of our preferred shares and 65.1% of our total capital stock.

       For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica Móviles, see “—Our History and Development.”

D. Property, Plant and Equipment

       Our principal physical property consists of transmission equipment, switching equipment and base stations. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks.

       At December 31, 2002, Telesp Celular had 48 cellular switches and other equipment installed in nine owned spaces and 29 shared spaces. Telesp Celular leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 2,920 permanent base stations were installed in 2,244 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is five years. In addition, Telesp Celular leases administrative facilities (approximately 41,063 square meters), warehouse space (approximately 4,483 square meters) and 66 retail stores (1 of which is under construction) throughout its Region.

       At December 31, 2002, Global Telecom had eight cellular switches and other equipment installed in five owned spaces. Global Telecom leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 633 permanent base stations and other network equipment were installed in 724 cell sites, and the average term of these leases is five years. In addition, Global Telecom has one administrative building (approximately 4,272 square meters) in which it has one store, and leases administrative facilities (approximately 3,547 square meters), one kiosk and 25 retail stores (one of which is under construction) throughout its Region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

       You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Critical Accounting Policies

       The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law and U.S. GAAP is included in Note 37 to our consolidated financial statements. The accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. The most important estimates include: (i) the valuation and useful lives of our permanent assets, including equipment, concession/authorization/license intangible assets, and goodwill on our investments; (ii) the allowance for doubtful accounts; (iii) realization of deferred tax assets; (iv) reserve for loss contingencies; and (v) the fair value of our financial instruments, including derivatives, as further explained below. While our revenue recognition policy does not require the exercise of significant judgment or the use of estimates, we believe that our policy is significant as revenue is a key component of our results of operations.

  Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2002. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$81 million in the year of the change.

  Realization of the deferred tax assets is dependent on our ability to generate future taxable income. Income and Social Contribution Taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. The deferred taxes attributable to temporary differences, tax losses and social contribution tax loss carryforwards of Telesp Celular are recorded as assets, based on the assumption of their future realization. The deferred tax assets of TCP and Global Telecom have not been recorded since their realization is not considered to be more likely than not. However, there can be no assurance that we will meet our expectations of future income. Management frequently evaluates the likelihood of realizing the deferred tax assets and assesses the need for valuation allowances. A future possible increase in our estimate of the valuation allowance would result in a reduction in net income in the period that the increase in valuation allowance is recorded.

  We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue, based on legal advice. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

  With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

       As of December 31, 2002, we have U.S.$12.9 million in off-balance sheet financing related to the leasing of network equipment. The expenses related to this financing are included as costs and amounted to R$26.7 million.

       We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

U.S. GAAP Reconciliation

       We prepare our consolidated financial statements in accordance with the Brazilian corporate law method, which differs in significant respects from U.S. GAAP, as described in more detail in Note 37 to our consolidated financial statements. Net income (loss) for 2000, 2001 and 2002 was R$36.9 million, (R$1,204.1 million) and (R$1,495.7) million under U.S. GAAP, compared to a net income (loss) of R$152.2 million, (R$1,113.6) million and (R$1,140.8) million under the Brazilian corporate law method. Shareholders’ equity at December 31, 2001 and 2002 was R$2,430.9 million and R$3,307.3 million under U.S. GAAP, compared to R$2,742.6 million and R$4,010.0 million under the Brazilian corporate law method.

       The principal differences between U.S. GAAP and the Brazilian corporate law method that affected our net income (loss) as well as our shareholders’ equity, relate to the accounting for purchase of Global Telecom the treatment of derivative instruments, the deferred tax effect of the U.S. GAAP adjustments, and the accounting for prepaid installment plan revenues.

       See Note 37 to our audited consolidated financial statements for a description of the principal differences between the Brazilian corporate law method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity. See Note 27 to the combined financial statements of Global Telecom Holdings for a description of the principal differences between Brazilian Corporate Law and U.S. GAAP as they relate to Global Telecom Holdings and a reconciliation to U.S. GAAP of its results of operations and total shareholders’ deficit.

New U.S. GAAP Accounting Pronouncements

       SFAS No. 141 –“Business Combinations”

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), “Business Combinations.” SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board, or APB Opinion No. 16 (APB No. 16), “Business Combinations” and FASB Statement No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” All business combinations within the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of these criteria. In addition to the disclosure requirements prescribed in APB No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by a major caption on the balance sheet. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

       SFAS No. 142 –“Goodwill and Other Intangible Assets”

       In June 2001, FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses the manner in which intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses the way that goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject to the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have any impact on our financial position, cash flows or results of operations.

       SFAS No. 143 –“Accounting for Asset Retirement Obligations”

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations,” (SFAS No. 143). SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, our management believes that the implementation of this statement will not result in any impact on our financial position, cash flows or results of operations.

       SFAS No. 144 –“Accounting for the Impairment or Disposal of Long-Lived Assets”

       In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” but retains SFAS No. 121‘s fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30),” Reporting the Results of Operations” for segments of a business to be disposed of but retains APB No. 30‘s requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as “held for sale.” SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years. The adoption of SFAS No. 144 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

       SFAS No. 145 –“Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

       In April 2002, the FASB issued Statements of Accounting Standards No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of “April 2002”(“SFAS No. 145”). SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in ABP No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations, cash flows and financial position, but do not believe that the impact will be material.

       SFAS No. 146 –“Accounting for Costs Associated with Exit or Disposal Activities”

       In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (EITF 94-3). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also states that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities initiated after December 31, 2002, and, as such, we cannot reasonably estimate the impact that the adoption of these new rules will have until and unless they affect relevant activities in future periods.

       FIN No. 45 –“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

       In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, our management believes that the implementation of this statement will not result in any impact on our financial position, cash flows or results of operations.

       EITF 00-21 Revenue Arrangements with Multiple Deliverables

       At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if: (1) the delivered item(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

       The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

       The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into for the fiscal years beginning after December 15, 2002. In the alternative, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with APB Opinion No. 20, “Accounting Changes.” We are currently evaluating the impact of EITF 00-21 on our financial statements, specifically our treatment of revenue from handset sales under U.S. GAAP. We currently cannot reasonably estimate the impact that the adoption of the new rule would have on us.

A. Operating Results

       In February 2001 and December 2002 we completed a series of transactions to acquire 100% of the ownership interests in Global Telecom Holdings, which owned 100% of the ownership interests in Global Telecom. See “Item 4A. Our History and Development—Global Telecom.” Until December 27, 2002, we accounted for Global Telecom by the equity method, and we included our initial 83.0% equity in its net results on our income statement as equity in losses of unconsolidated subsidiaries. Beginning December 27, 2002, we are consolidating 100% of the results of Global Telecom. Except as otherwise specified, the following discussion does not reflect our investment in Global Telecom.

       In 2002 and 2001, our results of operations were significantly impacted by our investment in Global Telecom Holdings. We recorded our equity in the losses of Global Telecom of R$890.7 million and R$653.6 million, respectively. In addition, we recognized additional losses on our investment in Global Telecom Holdings of R$170.9 million and R$278.8 million for the same periods.

       Our investment in Global Telecom will continue to have a material effect on our financial condition and results because of three factors: (1) the indebtedness we incurred to make the investment; (2) our expectation that Global Telecom (which began operations in December 1998) will continue to report net losses for an indeterminate period; and (3) we will consolidate 100% of such losses (as opposed to 83%) in 2003. Please see “—Results of Operations for 2001 and 2002 for Global Telecom Holdings” below.

Results of Operations for 2000, 2001 and 2002 for TCP

       Net Operating Revenue

       Our operating revenue consists of the following:

  usage charges, which include charges for outgoing calls, roaming and similar services, and revenues from the sale of airtime for prepaid services;

  revenues from the sale of cellular handsets and accessories;

  monthly subscription charges paid by our contract customers;

  network usage charges, which are amounts we charge other cellular, fixed-line or long distance service providers for calls completed by our network; and

  other charges, including charges for the transfer of cellular lines, call forwarding, call waiting, additional voicemail services and call blocking, SMS and WAP services.

       The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services) and more recently by our new strategic focus on profitability and selective customer growth. The shift from contract services to prepaid services was greatest in 2000. Our contract customer base stabilized in 2001. Net additions increased the number of contract customers by 4.2% to 1.426 million in 2002 and decreased by 14.7% to 1.369 million in 2001 from 1.604 million in 2000. Net additions increased the number of prepaid customers by 24.1% to 4.634 million in 2002 and by 38.4% to 3.735 million in 2001 from 2.698 million in 2000. Interconnection charges increased by 12.1% in February 2002 and 21.9% since February 2003. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP variation from February to January of each year.

       The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below before deduction of value-added and other taxes. We do not determine operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

       The following table sets forth the components of our net operating revenues for each of the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,			% Change
	2000	2001	2002	2000-2001	2001-2002
		(R$ million)		(in percentages)
Usage charges	1,128.5	1,158.1	1,272.1	2.6	9.8
Sales of handsets and accessories	1,004.4	706.2	717.9	(29.7)	1.7
Monthly subscription charges	798.7	820.7	972.5	2.8	18.5
Interconnection	706.3	1,120.0	1,346.7	58.6	20.2
Other	44.5	36.2	43.0	(18.7)	18.8

Total gross operating revenue	3,682.4	3,841.2	4,352.2	4.3	13.3
Value-added and other indirect taxes	(701.6)	(675.8)	(787.9)	(3.7)	16.6
Sales and services discount and return of goods
sold	(214.1)	(219.2)	(173.7)	2.4	(20.8)

Net operating revenues	2,766.7	2,946.2	3,390.6	6.5	15.1

       Net operating revenues increased by 15.1% to R$3,390.6 million in 2002, and by 6.5% to R$2,946.2 million in 2001 from R$2,766.7 million in 2000. The growth in net operating revenues over the three-year period was primarily due to the growth of our customer base and tariff increases. The growth in customers has primarily reflected an increase in prepaid customers. The decrease in average monthly revenue in 2001 was due to the increase in the participation of prepaid customers in the customer base, who generate lower average revenue per user than contract customers. Prepaid customers tend to be lower income customers or youngsters who select our prepaid service because it enables them to control and limit spending with the purchase of airtime prior to usage. Since the second quarter of 2001, we have been focusing more on profitability, and so we began targeting the corporate segment, high-income customers and the youth segment. Higher income and corporate customers tend to be contract customers and often use our ancillary services. Customers in the youth segment are generally prepaid customers but tend to be high volume users who also use our ancillary services. This approach has allowed us in 2002 to reverse the trend of decreasing contract customers and to improve average revenue per user in 2002.

       Usage charges. Revenues from usage charges increased by 9.8% to R$1,272.1 million in 2002 and by 2.6% to R$1,158.1 million in 2001 from R$1,128.5 million in 2000. These increases were principally attributable to the growth in the customer base. Usage charges grew only slightly in 2001 as a result of the increase in the number of prepaid customers and the launch of our customer loyalty plans that provided free minutes of usage.

       Sales of handsets and accessories. Revenues from sales of handsets and accessories increased by 1.7% to R$717.9 million in 2002 from R$706.2 million in 2001, which in turn represented a 29.7% decrease from R$1,004.4 million in 2000. Revenues from handset sales declined in 2001, as a result of a reduction in the number of handsets and accessories sold, as well as a decrease in handset prices. Revenues from handset sales grew in 2002 as a result of an increase in the number of handsets and accessories sold, in conjunction with an increase in prices. Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize varying portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. In 2000 and 2001, the subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) of approximately R$16.4 million and R$113.1 million on handsets sales in 2000 and 2001, respectively. In 2002, we recorded a gross loss on handsets sales of approximately R$78.5 million, as a result of the lower subsidy strategy and lower handset costs.

       Monthly subscription charges. Revenues from monthly subscription charges increased by 18.5% to R$972.5 million in 2002 from R$820.7 million in 2001, which in turn represented a 2.8% increase in 2001 from R$798.7 million in 2000. The increase in 2002 was due to the introduction of new monthly plans, which, together with the loyalty plans, attracted new contract customers, increasing our contract customer base by 4.2% to 1.426 million. In 2001, our contract customer base decreased by 14.7% to 1.369 million, from 1.604 million in 2000. The increase in monthly subscription revenue in 2001 was a result of the launch of our loyalty plans, which include free minutes of usage, but have higher monthly subscription charges.

       Interconnection charges. Revenues from interconnection charges increased by 20.2% to R$1,346.7 million in 2002 and increased by 58.6% to R$1,120.0 million in 2001 from R$706.3 million in 2000. The increase in 2002 was due to the higher volume of incoming calls from outside our network due to the increase in our customer base as well as due to a rate increase in interconnection charges in 2002. The increase in 2001 was principally due to a higher volume of incoming calls from outside our network because of the increase in prepaid customers, which receive high numbers of incoming calls.

       Value-added and other indirect taxes. Taxes on operating revenues were 19.1% of our gross operating revenues in 2000, 17.6% in 2001 and 18.1% in 2002. The principal tax is the ICMS, which is 25% on services and up to 18% on goods sold. ICMS is not payable with respect to interconnection charges. See “Item 4B. Business Overview—Taxes on Telecommunications Services and Handset Sales.” Two federal social contribution taxes, the PIS and the COFINS, are imposed on gross revenues at a combined rate of 3.65%. Beginning in 2001, all telecommunications service providers were required to contribute 1.0% to FUST and 0.5% to FUNTEL. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues; as interconnection charges are not subject to ICMS, the increase in our interconnection charges as a result of the increased use of prepaid plans tends to reduce our effective tax rate.

       Sales and services discount and return of goods sold. Deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns decreased by 20.8% in 2002 to R$173.7 million, compared to R$219.2 million in 2001, after an increase of 2.4% compared to R$214.1 million in 2000, due to discounts on services that were offered in 2000 and 2001 to encourage the migration of customers from our analog to our digital service.

       Cost of Services and Goods

       The following table sets forth the components of our costs of services and goods sold for 2000, 2001 and 2002.

	Year ended December 31,			% Change
	2000	2001	2002	2000-2001	2001-2002
		(R$ million)		(in percentages)
Depreciation and amortization	510.5	519.8	564.1	1.8	8.5
Materials and services	395.5	457.0	422.9	15.5	(7.5)
Personnel	28.4	25.4	27.2	(10.6)	7.1
Rental, insurance, condominium fees	38.9	70.1	80.2	80.2	14.4
Cost of goods sold	666.6	580.6	548.9	(12.9)	(5.5)
Fistel and other taxes	49.3	3.5	5.1	(92.9)	45.7

Cost of services and goods	1,689.2	1,656.4	1,648.4	(1.9)	(0.5)

       Cost of services and goods decreased by 0.5% in 2002 to R$1,648.4 million, from R$1,656.4 million in 2001, mainly as a result of the decrease in the cost of materials and services. The decrease in the cost of materials and services was, in turn, due principally to the renegotiation of rents for dedicated lines and base station sites with our fixed-line and long distance providers, which resulted in a decrease of R$40.6 million. A decrease in equipment maintenance costs also accounted for an additional decrease of R$13.9 million in the cost of materials and services. However, these decreases were partially offset by a R$20.5 million increase in interconnection charges of other operators. Tariff increases of the network usage charges of the other operators (TU-M) and the larger customer base increased the number of outgoing calls.

       Cost of goods in 2002 decreased by R$31.7 million, mainly as a result of sharply lower cost of handsets, which was substantially offset by the devaluation of the real. Offsetting these declines was an 8.5% increase in depreciation and amortization from 2001 to 2002, resulting from the growth of our network. Our depreciation and amortization expenses in 2001 increased modestly to 1.8% because the effect of the expansion of our network in that year was largely offset by our re-evaluation of the expected life of our equipment, where, in many cases, we extended our assessment of useful life.

       Cost of services and goods decreased by 1.9% in 2001 to R$1,656.4 million, from R$1,689.2 million in 2000, mainly as a result of decreased product costs due to a lower traded volume in 2001.

       Gross margin, which is defined as gross profit as a percentage of net revenues, increased to 51.4% in 2002 from 43.8% in 2001, and from 38.9% in 2000.

       Operating Expenses

       The following table sets forth the components of our operating expenses for each of the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,			% Change
	2000	2001	2002	2000-2001	2001-2002
		(R$ million)		(in percentages)
Selling expenses	554.2	605.0	617.9	9.2	2.1
General and administrative expense	217.9	271.2	288.5	24.5	6.4
Other net operating expense
(income)	(33.9)	67.6	70.1	299.4	3.7

       Selling expenses. Selling expenses increased by 2.1% to R$617.9 million in 2002, from R$605.0 million in 2001, which in turn represented a 9.2% increase from R$554.2 million in 2000.

       The main reasons for the variation from 2001 to 2002 were:

  The allowance for doubtful accounts decreased by 27.3% to R$68.3 million in 2002 from R$94.0 million in 2001. The decrease was mainly a result of the adoption of more effective credit standards and the continued growth in our prepaid customer base.

  These decreases were offset in large part by a substantial increase in depreciation and amortization expense, from R$21.8 million in 2001 to R$55.9 million in 2002, due to (i) the amortization of the premiums we pay to our dealers in order to guarantee the exclusivity of our products and services, and (ii) the larger number of loaned handsets resulting from our emphasis on corporate customers. The decreases were further offset by an increase in the Fistel tax expense, from R$67.8 million in 2001 to R$91.5 million in 2002.

       The main reasons for the variation from 2000 to 2001 were:

  Expenses for outside services increased by R$44.6 million, from R$229.1 million in 2000 to R$273.7 million in 2001, principally as a result of higher advertising and publicity costs, increased call center costs and an increase in agent commissions.

  An approximate R$24.6 million increase in the Fistel tax and other taxes paid, from R$43.2 million in 2000 to R$67.8 million in 2001.

  An increase in depreciation and amortization expenses, from R$8.8 million in 2000 to R$21.8 million in 2001, reflecting the amortization of billing software and systems acquired in 2001.

  These increases were offset by a 27.1% decrease in the allowance for doubtful accounts, from R$128.9 million in 2000 to R$94.0 in 2001. This decrease was mainly due to better credit policies and the growth in our prepaid customer base.

       General and administrative expenses. General and administrative expenses increased by 6.4% in 2002 to R$288.5 million and by 24.5% in 2001 to R$271.2 million from R$217.9 million in 2000. The R$17.3 million increase in 2002 was due principally to higher personnel costs and higher depreciation and amortization costs. The R$53.3 million increase in 2001 was due principally to higher personnel costs, increased depreciation relating to various new product systems, such as prepaid and Waaap service systems, substantial increases in third-party services relating to consulting and, finally, systems and building adaptations and maintenance.

       Other net operating expenses (income). The net amount of other operating expenses increased by 3.7% to R$70.1 million in 2002, from R$67.6 million in 2001, and was R$33.9 million in income in 2000.

       Other operating expenses principally include provisions for tax and legal contingencies and the consulting fee payable to Portugal Telecom.

       The variations in the components of other net operating expenses from 2001 to 2002 were not significant.

       The R$101.5 million variation in 2001, from other net operating income of R$33.9 million to other net operating expense of R$67.6 million in 2001, was due to the recording of significant income items in 2000 that did not recur in 2001. The most important of those were:

  The reversal of a provision we established in 1998 related to our share of the underfunding of the pension plan for employees of the former Telebrás System was R$29.4 million in 2000. Pursuant to an agreement concluded in early 2000, we are no longer jointly liable for the underfunding of obligations to active employees of the other former Telebrás Companies.

  Other operating income for 2000 included a catch-up payment by the fixed-line provider in our Region for rural cellular connections that it had utilized but had not paid for since the Privatization.

  Our assessed late payment fees decreased approximately R$10 million as a result of the introduction of our new billing system.

       In 2001, other operating expenses increased mainly due to the establishment of an approximate R$29.6 million contingency relating to AD/DSL litigation and an approximate R$5.0 million increase in the consulting fee paid to Portugal Telecom. In 2001, we also amortized the goodwill related to Ceterp Celular.

       Net Financial Expense

	Year ended December 31,			% Change
	2000	2001	2002	2000-2001	2001-2002
		(R$ million)		(in percentages)
Financial income	66.7	65.9	69.2	(1.2)	5.0
Exchange gains and losses	(111.8)	(270.7)	(1,475.5)	142.1	445.1
Gains on foreign currency derivative contracts	96.5	175.3	1,079.1	81.7	515.6
Financial expenses	(188.5)	(512.0)	(481.2)	171.6	(6.0)
	(137.1)	(541.5)	(808.4)	295.0	49.3

       Net financial expense reflects financial income, financial expense, exchange gain and loss and gains on foreign currency derivatives. See Note 9 to the consolidated financial statements. During 2000, the Brazilian government reduced the basic target interbank offer rate in Brazil, or the Certificado de Depósitos Interbancário (Interbank Deposit Certificate), or CDI, from 19.0% per annum to 15.75% per annum due to improved macroeconomic conditions. However, during 2001, the government raised the target CDI rate to 19.0% again as a result of a declining international environment. During 2002, following a reduction of 1% during the months of January through September, the basic rate started climbing again to close the year at 25.0% per annum.

       Financial income decreased by 1.2% from R$66.7 million in 2000 to R$65.9 million in 2001 and increased by 5.0% to R$69.2 million in 2002. Financial income remained largely unchanged in 2001 due to a reduction in the level of short-term investments that was offset by an increase in financial discounts from suppliers. Financial income in 2002 was R$3.3 million higher than in 2001 due to higher interest on past dues received from customers, which compensated for a reduction in interest from treasury investments due to a lower level of interest rates from January through September 2002.

       Financial expenses net of exchange gains and losses and gains on foreign currency derivative contracts increased by 49.3% to R$808.4 million in 2002 and increased by 295% to R$541.5 million in 2001 from R$137.1 million in 2000. The increase in 2002 was mainly due to a R$267.0 million provision for foreign exchange losses on those derivatives contracts that bear carrying costs indexed to the U.S. dollar. Some of our hedging contracts carry premium payments linked to the CDI that apply to the notional value in U.S. dollars. In previous years, increases in interest rates have been compensated by decreases in the exchange rate (or vice versa), in such a way that these contracts behaved and were accounted for essentially like a regular fixed U.S. dollar-floating real swap. With both the rising interest rates and the depreciation of the real in 2002, we decided to institute this provision. Also, we had no capitalization of interest in 2002, compared to R$55.7 million of interest expenses that were capitalized in 2001. As a result of the devaluation of the real against the U.S. dollar during 2001, we had an exchange loss of R$270.7 million, which was partially offset by a gain of R$175.3 million on foreign currency derivative contracts. In 2000, we had an exchange loss of R$111.8 million, which was significantly offset by a gain of R$96.5 million on foreign currency derivative contracts.

       The level of effective interest rates, represented by the CDI rate, affects the cost of real-denominated debt and the carrying cost of floating U.S. dollar-real swaps linked to the CDI. The effective CDI rate was 19.11% in 2002, 17.29% in 2001 and 17.32% in 2000. The increase in financial expenses from R$188.5 million in 2000 to R$512.0 million in 2001 was a reflection of higher indebtedness incurred by us due to the acquisition of Global Telecom in February 2001. The decrease in financial expenses from R$512.0 million in 2001 to R$481.2 million in 2002 was a reflection of the lower level of interest rates until September 2002, in addition to the debt reduction that followed the capital increase that occurred in September 2002.

       Income Taxes

       In 2002, net losses before income taxes were R$1,094.3 million. Despite this net loss, we registered R$46.5 million in income taxes, which are due solely to the operating results of Telesp Celular. According to Brazilian law, the results from the equity participation are not subject to taxes, while the losses from TCP’s operations were not recognized as deferred assets, given that it is not “more likely than not” that these benefits will be offset with future taxable income.

       Equity Losses in Subsidiaries

       Despite better operational results (other than financial results) in 2002, due to the increase in revenues and a decrease in operational costs, Global Telecom had net losses of R$771.1 million mainly due to financial expenses incurred in connection with its exposure to the U.S. dollar and euro exchange rates. In September 2002, Global Telecom effected a reorganization of its capital structure to decrease its debt. Nevertheless, the financial result was impacted due to the devaluation of the real against the euro (which was 86.7% in the first nine months of 2002).

       Our equity losses in subsidiaries, all of which were attributable to Global Telecom, were R$890.7 million and R$653.6 million in 2002 and 2001, respectively.

       Extraordinary Items

       As a result of the significant operating losses incurred by Global Telecom during 2001 and 2002, we elected to record provisions for losses on our investment amounting to R$278.8 million for 2001 and R$170.9 million for 2002. This provision was recorded as an extraordinary item in the statement of income.

       Net Income (Loss)

       Our net loss decreased by 2.4% in 2002 to R$1,140.8 million, compared to R$1,113.6 million in 2001. Our net income in 2000 was R$152.2 million.

Results of Operations for 2001 and 2002 for Global Telecom Holdings

       As discussed in “Item 3. Key Information,” on February 6, 2001 we acquired 49% of the voting shares and 100% of the non-voting shares of Global Telecom Holdings, which collectively held 95% of the voting shares and 100% of non-voting shares of Global Telecom. Global Telecom Holding’s financial results of operation are incorporated into our Brazilian corporate law method financial results on the basis of equity method of accounting. See “—Equity Losses in Subsidiaries” and “—U.S. GAAP Reconciliation” above. On December 27, 2002, we purchased the remaining 51% of the outstanding common stock of Global Telecom Holdings and began to consolidate Global Telecom Holdings.

       The audited combined financial statements of Global Telecom Holdings have been presented in this annual report for the period that Global Telecom Holdings was a non-consolidated equity investment in order to comply with the requirement of Rule 3-09 of Regulation S-X of the Commission. The following discussion compares Global Telecom Holdings’s results of operations and capital expenditures for the period from February 6, 2001 to December 31, 2001 with the period from January 1, 2002 to December 27, 2002. The variations are affected by the fact that the 2001 period presented is shorter than the 2002 period presented.

       The table below presents the combined statements of operations of Global Telecom Holdings for the periods indicated:

	As of December 31,
	2001(1)	2002(2)
	(R$ million)
Net revenues	390.8	512.2
Cost of services and merchandise	(407.9)	(423.8)
Selling expense	(139.7)	(124.4)
General and administrative expense	(46.8)	(45.7)
Net interest expense	(536.5)	(663.1)
Operating loss	(791.9)	(770.9)
Net loss	(786.8)	(771.3)
________________________

(1)     Period from February 6, 2001 to December 31, 2001.
(2)     Period from January 1, 2002 to December 27, 2002.

       Global Telecom Holdings’s financial results of operations are incorporated into our Brazilian corporate law method financial results on the basis of the equity method of accounting. See “—Equity Losses in Subsidiaries” and “—U.S. GAAP Reconciliation” above.

       On December 31, 2002, our results include our equity participation of R$771.3 million in Global Telecom Holdings.

       Global Telecom’s net operating revenues increased 31.1% from R$390.8 in 2001 to R$512.2 in 2002, primarily as a result of an increase in the number of customers.

       Global Telecom’s new initiatives included: (i) acquisition of a new prepaid platform; (ii) expansion of the coverage of its network service; and (iii) increase of owned stores and qualification of reliable points of sale. These initiatives were undertaken in order to accommodate a significant growth in subscribers, from 862 thousand to 1.177 million lines in service between December 31, 2001 and December 31, 2002, as well as an expansion of the coverage area from 71% to 74% over the same period. Investments in network infrastructure also benefit us in two ways: (i) they enable us to use Global Telecom’s existing network more efficiently and (ii) they enable Global Telecom to offer mobile data services to its subscribers (especially business subscribers who generate higher average revenue per user as a result of more stable postpaid service arrangements), an important component of future revenue growth.

       Global Telecom’s expenses, other than net interest expenses, increased at a lower rate than its net operating revenues. The costs of services and merchandise increased 3.9% from R$407.9 million to R$423.8 million in 2002. Selling expenses decreased 11% from R$139.7 million in 2001 to R$124.4 million in 2002. General and administrative expenses decreased 2.4% from R$46.8 million in 2001 to R$45.7 million in 2002. Net operating losses before interest decreased 57.8% from a loss of R$255.4 million in 2001 to R$107.8 million in 2002.

       In 2002 there were significant structural and organizational changes in Global Telecom, which resulted in a decrease in selling expenses, general and administrative expenses and other operational expenses. Despite the improvement in operational expenditures, net operating loss only improved by R$15.5 million, from R$786.8 million in 2001 to R$771.3 million in 2002, due to high exposure to foreign exchange fluctuations that were not fully compensated by derivatives transactions, which caused financial expenses to increase from R$536.5 million in 2001 to R$663.1 million in 2002. In the second half of 2002, through resources capitalized from shareholders, Global Telecom paid the loans indexed in foreign currency, thereby reducing the exposure to foreign currency fluctuations.

       Third-party loans and financing in connection with the expansion of Global Telecom’s business decreased 85.4% from R$2,307.2 million as of December 31, 2001 to R$336.4 million as of December 31, 2002, due to the advance for a future capital increase of R$2,630.3 million made by TCP in September 2002.

       Net interest expenses increased 23.6% from R$536.5 million in 2001 to R$663.1 million in 2002 due to an increase in its total amount of indebtedness, as well as foreign exchange related losses associated with the cost of servicing foreign currency-denominated debt due to the devaluation of the real against the U.S. dollar and the euro during 2002. See “—U.S. GAAP Reconciliation” above and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Global Telecom’s net interest expenses in 2001 reflect an annualized installment over a four-year period beginning in 1998 and ending on December 31, 2001, relating to payment for Global Telecom’s license. As of December 31, 2001, the total amount paid for Global Telecom’s license over the four-year period was R$1,128 million. In 1998, 1999, 2000 and 2001, the payments amounted to R$365 million, R$213 million, R$257 million and R$290 million, respectively. No payment for Global Telecom’s license will be payable in 2003 or in the subsequent 11 years (the expiration date of its license).

       Capital expenditures decreased from R$421.0 million in 2001 to R$152.3 million in 2002. Global Telecom estimates that its capital expenditures for 2003 will be approximately R$116.1 million.

       In addition, Global Telecom intends to improve its profitability by increasing subscriber retention and focusing mainly on postpaid subscribers, particularly in the business sector, which generates higher average revenues per user.

B. Liquidity and Capital Resources

Sources of Funds

       We generated cash flow from operations of R$984.4 million, R$779.7 million and R$597.4 million in 2002, 2001 and 2000, respectively. See our consolidated statement of cash flows.

       We had R$2,392.7 million in long-term loans and financing as of December 31, 2002. Our R$2,068.1 million in short-term indebtedness as of December 31, 2002 consisted primarily of funding from financial institutions applied to long lived assets.

       At December 31, 2002, we had a working capital deficit (current liabilities minus current assets) of R$1,853.7 million, attributable primarily to R$2,068.1 million in short-term debt. Excluding financial items, working capital at December 31, 2002 was R$263.9 million, representing an increase of R$178.3 million compared to December 31, 2001, attributable primarily to (i) an increase of R$97.7 million in accounts receivable from customers due to a 16% increase in service revenues; (ii) an increase of R$62.8 million in handset inventories due to a higher sales volume, a higher number of different models and the need to hold enough inventory to be able to program and distribute pre-programmed handsets to a number of different calling areas throughout the region; and (iii) a decrease of R$36.1 million in accounts payable due to a lower level of capital expenditures. In 2000, a capital increase of R$1,125.1 million, subscribed almost entirely by Portugal Telecom, permitted us to fund capital expenditures and reduce indebtedness. In 2002, we also had a capital increase in the amount of R$2,500.4 million, mostly subscribed by Portugal Telecom, R$2,403.4 million of which were applied to reduce indebtedness at Global Telecom and R$97.0 million were a non-cash contribution related to capitalization of reserves from tax benefits.

       Our principal assets are the shares of our subsidiaries. We rely exclusively on dividends from Telesp Celular to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by Telesp Celular, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiary to us.

Uses of Funds

       Our principal uses of funds are for capital expenditures, service of our debt, and payments of dividends to shareholders. In 2001 and 2002 we used our funds for the acquisition of Global Telecom.

       Capital expenditures (including capitalized interest) consumed cash flows of R$327.3 million in 2002, R$835.3 million in 2001 and R$731.5 million in 2000. Repayment of debt consumed cash flows of R$3,597.8 million, R$523.4 million and R$1,367.0 million in 2002, 2001 and 2000, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$5.7 million, R$87.1 million and R$62.6 million in 2002, 2001 and 2000, respectively.

       We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

       Capital Expenditures

       Our capital expenditures over the past three years related primarily to increasing our network capacity and coverage. See “Item 4. Information on the Company—Capital Expenditures” for a breakdown of Telesp Celular and Global Telecom’s capital expenditures on property, plant and equipment in 2000, 2001 and 2002.

        Our capital expenditure budget for 2003 is R$402.1 million, including R$116.1 million of Global Telecom. Approximately R$69.6 million of our budgeted capital expenditures is committed. Planned 2003 capital expenditures will be funded initially by cash generation from operations. Most of the planned 2003 capital expenditures will be dedicated to the expansion of the capacity of the services we currently offer and the provision of new services. We believe that our working capital is sufficient for funding our operations and almost all of our requirements. Should additional working capital be needed, we would seek loans from financial institutions.

       Payments of Dividends to Shareholders

       Holders of our preferred shares are entitled under Brazilian corporate law to receive, to the extent of available distributable profits and reserves, a noncumulative preferred dividend in the amount of the greater of (i) 6% of the share capital attributable thereto, and (ii) 3% of the shareholders’ equity attributable thereto, or the preferred dividend. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to 25% of adjusted net income, or the general dividend, determined in accordance with Brazilian corporate law, including any realization of the unrealized net income reserve. Our obligation, if any, to pay a general dividend to holders of our preferred shares is satisfied to the extent of any preferred dividend paid. We may also make additional distributions to the extent of available distributable profits and reserves. Our subsidiaries are also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to the minority shareholders as well as to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital. In 2000, we recorded a provision for dividends and interest on equity of R$39.4 million and R$60.9 million, respectively. No dividends were declared in 2001 and 2002 due to our net losses in those years.

       Investment in Global Telecom

       We paid R$932.4 million and R$290.3 million in cash in February 2001, June 2001 and December 2002, respectively, for our interest in Global Telecom Holdings. We financed R$700 million of the purchase price of part of our interest in Global Telecom with a real-denominated syndicated bridge loan that matured in May 2001. To refinance this loan, we issued R$900 million of 180-day commercial paper in the domestic market that matured on November 28, 2001. This commercial paper was replaced with a floating rate note denominated in euros and fully subscribed by Portugal Telecom. In order to acquire the remaining 17% of our participation in Global Telecom Holdings in December 2002, we issued R$268.3 million in short-term debt in the Brazilian market. We also issued R$410.0 million in short-term debt in order to fund a euro 110 million-debt repayment at Global Telecom in December 2002. In September 2002 we made advances to future capital increases in Global Telecom in the total amount of R$2,630.3 million and in December 2002, part of this advance for future capital increases (in the amount of R$2,310.9 million) was capitalized. These amounts were used to repay floating rate notes in the amount of euro 862 million due to Portugal Telecom.

       As a result of our investment in Global Telecom Holdings, we had R$4,460.8 million of total indebtedness at December 31, 2002, representing an increase of R$1,880.7 million since December 31, 2001 due to the full consolidation of Global Telecom Holdings and gross foreign exchange losses. Global Telecom had R$336.4 million in indebtedness at December 31, 2002 in addition to R$531.4 million in intercompany loans. Some of our debt agreements contain restrictive covenants. In terms of financial ratios, restrictive covenants presently only apply at the level of Global Telecom and involve (i) current ratio, (ii) capitalization, (iii) EBITDA margin, (iv) interest coverage, and (v) debt to capital ratio. At December 31, 2002, Global Telecom was not in compliance with certain of those covenants, but it has obtained a waiver from its creditors. At December 31, 2002, at Telesp Celular and Global Telecom, 15.7% of total debt, or R$698.7 million, represented a real-denominated loan by Banco Nacional de Desenvolvimento Econômico e Social – BNDES, which is secured by a pledge of accounts receivable.

       Contractual Obligations and Commercial Commitments

       The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by Period in millions of reais
		Less than	1-3	4-5;	After 5
	Total	1 year	years	years	years
Contractual obligations:
Long-term debt	3,592.3	1,199.6	2,024.1	368.6	-
Capital lease obligations	45.8	30.5	15.3	-	-
Operating leases	127.2	33.2	53.0	41.0	-
Unconditional purchase obligations	69.3	69.3	-	-	-
Other long-term obligations (1)	353.9	342.9	11.0	-	-
Total contractual cash obligations	4,188.5	1,675.5	2,103.4	409.6	-
________________________

(1)     Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.

       Additionally, we have a rental commitment with Telecomunicações de São Paulo S.A. – Telesp, a related party, in an annual amount of R$29.3 million that includes all costs related to the rental of certain facilities used in providing telecommunications services, including electrical and air conditioning equipment.

Debt

       We have substantial debt denominated in foreign currency, primarily in U.S. dollars and euros. The amount outstanding at December 31, 2002 was R$1,602.1 million (U.S.$453.4 million) and R$1,716.6 million (€463.8 million), which constituted 74.4% of our indebtedness. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2002, our derivatives positions produced a gain of R$1,079.1 million, which largely offset R$1,475.5 million of exchange loss on our foreign currency-denominated debt. In 2001, our derivatives positions produced a gain of R$175.3 million, which largely offset R$270.7 million of exchange loss on our foreign currency-denominated debt. In 2000, our derivatives positions produced a gain of R$96.5 million, which largely offset R$111.8 million of exchange loss on our U.S. dollar-denominated debt. The unrealized gain, net of unrealized costs on foreign exchange derivatives contracts at December 31, 2002 was R$1,670.9 million. At December 31, 2002, we had U.S.$300 million and U.S.$280 million in forward purchase agreements allowing us to purchase U.S. dollars in September 2004 and September 2006 at R$1.1807 and R$1.23 per U.S. dollar, respectively. In order to reduce the costs of our derivatives contracts, in 2000 we sold call options on U.S. dollars exercisable in September 2004 if the value of the real falls below R$2.25 to one U.S. dollar. The notional amount of options we sold is U.S.$300 million and the associated losses offset with the gains from the U.S.$300 million forward contract. At December 31, 2002, 127.5% of our foreign currency-denominated debt was covered by hedging contracts. This unbalanced position resulted from debt capitalization that occurred in 2002 by virtue of a capital increase. We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments.

       We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2002, approximately 64% of our interest-bearing liabilities bore interest at floating rates, primarily EURIBOR for euro-denominated debt, LIBOR for U.S. dollar-denominated debt and CDI and TJLP for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates, such as LIBOR, EURIBOR, CDI or TJLP, rise. At December 31, 2002, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. We have not hedged against the risk of interest rates increasing.

       As of December 31, 2002, we have U.S.$12.9 million of off-balance sheet financing related to the lease of network equipment. The expenses related to this financing are included as costs and amounted to R$26.7 million.

       We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

       Investment in TCO

       We finalized the acquisition of TCO on April 25, 2003. The total consideration was R$1,505.5 million, of which R$284.7 million was paid in cash and the remaining R$1,220.8 million in debt and deferred payments, as further detailed in the table below:

Item	Maturity Date	Amount in R$ million	Remuneration

Deferred payment	04/25/2004	80.2	CDI plus 2% p.a.
Retained payment (*)	04/25/2004	42.8	CDI plus 1% p.a.
Retained payment (*)	Up to 04/25/2008	10.7	CDI plus 2% p.a.
Debentures - 1st Tranche	06/27/2003	561.2	CDI plus 2% p.a.
Debentures - 2nd Tranche	08/08/2003	296.5	CDI plus 2% p.a.
U.S. dollar-denominated	April 03 - Sept 04	45.7	LIBOR +2.625% p.a. to fixed
debt			20.7% p.a.
Real-denominated debt	April 03 - April 04	183.7	108% to 110% of CDI
________________________

(*) payment has been retained as a guarantee for contingent liabilities

        We will launch, in the third quarter of 2003, a tender offer for the voting shares of the minority shareholders of TCO, as legally required by the acquisition of the control of TCO. The price per share to be offered is fixed by law at 80% of the price paid to the controlling shareholders, or R$15.58975876 per thousand common shares. After the acquisition and the tender their shares will be compensated pro rata, in the same manner offer, TCP expects to issue shares in exchange of the preferred shares of TCO and the remaining common shares that were not tendered in the tender offer. Considering the acquisition of its participation in TCO, Brasilcel provides services to approximately 50% of the total Brazilian market. Brasilcel, including TCO, covers 86% of the Brazilian territory.

       We will rely on our cash flow generation and funding capability to meet these requirements. We are studying a combination of funding alternatives that will best serve our future cash needs, including but not limited to, a debenture issuance in the Brazilian market, medium-term note program and funding with export credit agencies and multilateral organizations.

C. Research and Development, Patents and Licenses, Etc.

       In connection with the Breakup of Telebrás, we were required to enter into a three-year contract in May 1998 with the Centro de Pesquisa e Desenvolvimento da Telebrás, or the Center, the research and development center formerly operated by Telebrás. Since the Breakup of Telebrás, the Center has continued to develop telecommunications technology as a private, independently administered nonprofit foundation financed by resources from the public and private sector. While that agreement was effective, we had access to telecommunications software developed, and other technological services provided, by the Center, such as equipment testing and consulting and training services.

       Our aggregate expenditures on research and development, including our contribution to the Center, were R$2.788 million and R$2.187 million for 2000 and 2001, respectively. We did not make any contributions or incur in any expenses relating to research and development during 2002.

D. Trend Information

       We expect an increase in competition over the next few years. During 2001 and 2002, Anatel auctioned many telecommunications licenses and newcomers began operating in our Region. Nevertheless, we believe these newcomers may increase competition and the competition may affect our market share and profit margin.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

       Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors should maintain a number of members ranging from eight to 12, each serving a three-year term. The board currently consists of 11 members. The term of office of the current members of the board of directors will expire in March 2006, except for Mr. António Gonçalves de Oliveira, who was elected on April 10, 2001 (his term will expire in April 2004). The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected

Félix Pablo Ivorra Cano	Director	March 27, 2003
Iriarte José Araújo Esteves	Director	March 27, 2003
Fernando Xavier Ferreira	Director	March 27, 2003
Antonio Viana Baptista	Director	March 27, 2003
Ernesto Lopez Mozo	Director	March 27, 2003
Ignacio Aller Malo	Director	March 27, 2003
Zeinal Abedin M. Bava	Director	March 27, 2003
Carlos Manuel L. Vasconcellos Cruz	Director	March 27, 2003
Eduardo Perestrelo Correia de Matos	Director	March 27, 2003
Paulo Jorge da Costa G. Fernandes	Director	March 27, 2003
António Gonçalves de Oliveira	Director	April 10, 2001

       All of our directors (except for António Gonçalves de Oliveira, who will serve until 2004) will serve until the general shareholders’ meeting to be held in 2006. Set forth below are brief biographical descriptions of the directors.

       Félix Pablo Ivorra Cano, 56 years old, is the president of the board of directors. He has been a member of the board of directors of Tele Leste Participações S.A. since February 1999, and became its president in 2001. He is also the president of the board of directors of Celular CRT Participações S.A. and Tele Sudeste Celular Participações S.A., and a member of the board of directors of Telecomunicações de São Paulo S.A. – Telesp and Tele Centro Oeste Celular Participações S.A. He is a director of Atento Brasil S.A., 4A Telemarketing, Telefónica Peru and Portelcom Participações S.A. He is the main executive officer for Telefónica Móviles in Brazil and the vice president of Telefónica Móviles Latino-America. He is also the president of the board of directors of Brasilcel N.V. After graduating, he joined the Telefónica Group where he worked in the areas of technical specifications, network planning, commercial planning and developed new services. In 1993 he was the general director of the group that funded and developed Telefónica Móviles. In 1997 and a portion of 1998, Mr. Cano was the president of the board of directors of Mensatel S.A. and Radiored S.A., which are part of Telefónica Móviles. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas — ICADE.

       Iriarte José Araújo Esteves, 53 years old, is currently also the chairman of the board of directors of TMN-Telecomunicações Móveis Nacionais, S.A., the chief executive officer of TMN, the chief executive officer of PT Móveis, S.G.P.S., S.A., and a member of the board of directors of each of Portugal Telecom S.G.P.S., S.A., PT Prime S.G.P.S., S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Participações S.A. From 1981 until 1992, Mr. Esteves performed several functions at CTT, Corrêios e Telecomunicações de Portugal, including regional telecommunications general manager, manager of the telecommunications business planning department, deputy general manager of telecommunications, director-general of telecommunications and member of the board of directors. From 1991 until 1997, Mr. Esteves was the chairman of the board of directors of Telepac, Serviços de Telecomunicações, S.A., and from 1991 until 1992 he was the vice chairman of the board of directors of TMN. Mr. Esteves was also a vice chairman of the board of directors of Portugal Telecom Internacional S.G.P.S., S.A. from 2000 until 2002. He holds a degree in electronic engineering from the Higher Education Technical Institute, Portugal.

       Fernando Xavier Ferreira, 55 years old, is currently also the president of the Telefónica Group in Brazil, the chairman of the board of directors and chief executive officer of Sudestecel Participações S.A., TBS Celular Participações S.A., Iberoleste Participações S.A. and Telecomunicações de São Paulo S.A.-Telesp, and vice chairman of the board of directors of Telefônica Data Brasil Holding S.A. He is also member of the board of directors of each of Telefónica Móviles S.A., Brasilcel, N.V., Tele Leste Celular Participações S.A., Tele Sudeste Participações S.A., Celular CRT Participações S.A. and Tele Centro Oeste Celular Participações S.A. He also currently serves as chief executive officer of SP Telecomunicações Holding S.A. and Telefônica Data Brasil Holding S.A. Participações S.A. Beginning in 1971, he held various positions at Telecomunicações do Paraná S.A.-Telepar, including those of vice president, economic-financial and market relations officer and president. Since that time he has served on the board of directors of Telebrás, Telesp Participações S.A., Embratel Participações S.A., Embratel-Empresa Brasileira de Telecomunicações S.A., Empresa Brasileira de Corrêios e Telégrafos-ECT, CRT-Companhia Riograndense de Telecomunicações S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Tele Sudeste Celular Participações S.A. Mr. Ferreira served as officer and chief executive officer of Telecomunicações Brasileiras S.A.-Telebrás, chairman of the board of directors of Telerj Celular S.A., chairman of the board of directors of Telest Celular S.A., chairman of the board of directors of Ceterp-Centrais Telefônicas de Ribeirão Preto S.A., chief financial officer, chief executive officer, chairman and vice chairman of the board of directors of Tele Sudeste Celular Participações S.A. From December 2001 to April 2003, he was chief executive officer of Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. During 1998, he has also served as a member of a consulting committee of Anatel, and at present is a member of the Latin American Committee of the New York Stock Exchange and the Global Information Infrastructure Commission-GIIC. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil, and attended a business administration course at Western Ontario University, Canada, in 1982.

       Antonio Viana Baptista, 45 years old, is an economist who graduated from the Catholic University of Lisbon in 1980. He has a post-graduate degree in European Economy (1981) and an MBA, obtained with a mention of distinction from INSEAD (Fontainebleu). In August 2002, he was appointed as Executive President of Telefónica Móviles, S.A. He is member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A. He is also a member of the board of directors of Terra Network, S.G.P.S., S.A., Portugal Telecom S.G.P.S., S.A., Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica LATAM. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Português de Investimento). From 1985 until 1991 he was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

       Ernesto Lopez Mozo, 39 years old, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of each of Telefónica Móviles de España, S.A., Terra Mobile, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V., Tele Sudeste Participações, S.A., Tele Leste Celular Participações, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan where he was a vice president in charge of the interest rate derivatives trading desk for Spain and Portugal for three years. At J.P. Morgan, he was also involved in sales to mutual and pension funds. Before joining J.P. Morgan, Mr. Lopez worked as an engineer, managing the construction of highways and other infrastructure. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

       Ignacio Aller Malo, 58 years old, serves as Chief Operating Officer of Telefónica Móviles S.A. Mr. Aller is a member of the board of directors of Terra Mobile, S.A., Mobipay España, S.A., Mobipay Internacional, S.A., Medi Telecom, Telefónica Móviles de España, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has held several positions at Telefónica de España since 1967, including Director of Operations and Information Services in 1986, General Director of Mensatel in 1995 and General Executive Director of Operations of Telefónica Servicios Móviles in 1999. Mr. Aller has also served as a member of the board of directors of Venturini España, S.A., Mensatel and is currently a board member of Telyco and PMT.

       Zeinal Abedin Mahomed Bava, 37 years old, is currently also the chief financial officer of Portugal Telecom S.G.P.S., S.A., the vice chairman of the board of directors of PT Multimédia-Serviços Telecomunicações e Multimédia, S.G.P.S., S.A., a member of the board of directors of Brasilcel N.V., the chairman of the board of directors of PT PRO-Serviços de Gestão S.A., and a member of the board of directors of each of BEST-Banco Electrónico de Serviço Total, S.A., Tele Leste Celular Participações S.A., Tele Sudeste Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. Mr. Bava was vice chairman of the board of directors of Portugal Telecom Internacional , S.G.P.S., S.A. from 2000 until 2002; the director and relationship manager for Portugal of Merrill Lynch International from 1998 until 1999; an executive director of Deutsche Morgan Grenfell from 1997 until 1998; and an executive director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

       Carlos Manuel L. Vasconcellos Cruz, 45 years old, is currently also a member of the board of directors of Portugal Telecom S.G.P.S., S.A., the chairman and chief executive officer of PT Prime S.G.P.S., S.A., the chairman of the board of directors of PT Contact-Telemarketing e Serviços de Informação, S.A., chief executive officer of PT Comunicações, S.A. and a member of the board of directors of each of Brasilcel N.V., Telecomunicações Móveis Nacionais S.A. – TMN, Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Participações S.A. From 1978 to 1983, Mr. Cruz was an economist at the Ministry of Finance of Portugal, and from 1983 to 1985 he was a senior economist at LEASEINVEST. From 1985 until 1999, Mr. Cruz performed several functions worldwide at Dun & Bradstreet Corporation, including president and chief executive officer of Dun & Bradstreet for Portugal, Iberia and the Middle East, executive vice president of Dun & Bradstreet for Europe, president and chief executive officer of Dun & Bradstreet GMC and member of the worldwide board and executive vice president of Dun & Bradstreet Corporation. From 1990 to 1993, he was also vice president of Associação Portuguesa para a Qualidade. In 1996, he was vice president of A.P.E.I.N.-Associação Portuguesa de Empresas de Informação de Negócios. From 1999 to 2001, Mr. Cruz was the president and chief executive officer of Tradecom S.G.P.S., and from 2000 he also served as executive manager of PT Prime S.G.P.S., S.A. From 2000 to 2001 he was an invited professor at Portuguese Catholic University and ISCTE for postgraduation courses and MBA programs. He also served as president of Telesp Celular S.A., from May 2001 until May 2002, and as our vice president from September 2001 until May 2002. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in management from D.S.E. (the German Foundation for International Development), Germany.

       Eduardo Perestrelo Correia de Matos, 54 years old, is currently also the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Tele Sudeste Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1984, Mr. Matos held various operational positions in the planning and control areas of CTT — Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1984 to 1987 he served as general post master of CTT and from 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in economics from the Technical University of Lisbon, Portugal.

       Paulo Jorge da Costa Gonçalves Fernandes, 37 years old, is currently also vice chairman of the board of directors of PT Ventures, S.G.P.S., S.A., the chairman of the board of directors of PT-Sistemas de Informação S.A. and a member of the board of directors of each of Portugal Telecom S.G.P.S., S.A., Brasilcel N.V., Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Celular Participações S.A. In the period from 1990 through 1991, he was manager and partner at Spades Lda., a company focused on consulting and information technology services. From 1991 to 2000, he acted as a consultant for McKinsey & Company, where he was admitted as a partner in 1997, and also worked as member of the leadership world groups for the telecommunications and transports industries. Mr. Fernandes holds an electric-technical engineering degree from the Higher Education Technical Institute of Lisbon, Portugal.

       António Gonçalves de Oliveira, 58 years old, is currently also a member of the board of directors of Previ, a board member of the Small and Medium Company Working Group sponsored by the Brazilian government, a coordinator of the international integration foreign trade committee of the Small Company Permanent Forum sponsored by the Brazilian government, a coordinator for the Small Company National Seminar, the vice president of the Brazilian Businessmen Association for Market Reintegration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and a member of the decision council of the National Employee Association of Banco do Brasil (ANABB). From 1991 to 1995 he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE). He was also a member of the Group for Company/University Technological Integration sponsored by the Development Forum of the state of São Paulo from 1992 to 1994, a member of the “Science and Technology” Group of the Competition Corporate Commission from 1991 to 1994; a consultant for the Inter-American Development Bank in 1995; a director of the Micro and Small Industry Union of the state of São Paulo – SIMPI and the president of the ESP Sociology Association from 1990 to 1993. He holds a degree in social sciences from the University of São Paulo, Brazil, and a master’s degree in communication sciences from the same university.

       On January 23, 2001, Portugal Telecom S.G.P.S., S.A., PT Movéis S.G.P.S., S.A. and Telefónica Móviles S.A. entered into a strategic agreement to create a Joint Venture, named Brasilcel and a related shareholders’ agreement. In accordance with the shareholders’ agreement, PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible to appoint the Chief Financial Officer. PT Movéis and Telefónica Móviles appointed 10 (five each) of the 11 members of our Board of Directors.

Board of Executive Officers

       The board of executive officers consists of eight members, each elected by the board of directors for a term of three years. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall chose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The board of directors may remove executive officers from office at any time.

       The following are the current executive officers, appointed on April 16, 2003, and their respective positions.

Name	Position	Date appointed

Francisco José Azevedo Padinha	Chief Executive Officer	April 16, 2003
Fernando Abella Garcia	Executive Vice President for Finance,	April 16, 2003
Planning and Control and Investors Relations
Officer
Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003
Gilson Rondinelli Filho	Executive Vice President for Marketing and	April 16, 2003
Innovation
Javier Rodríguez García	Vice President for Technology and Networks	April 16, 2003
Guilherme Silvério Portela Santos	Vice President for Customers	April 16, 2003

Luis Filipe Saraiva Castel-Branco de Avelar	Vice President for IT and Product and	April 16, 2003
Service Engineering
José Carlos de la Rosa Guardiola(1)	Vice President for Regulatory Matters and	April 16, 2003
Institutional Relations
________________________

(1) Mr. Guardiola will be formally elected and take office as soon as he receives his working permit from the Brazilian authorities. For the time being, his position is being temporarily filled by Mr. Paulo Cesar Pereira Teixeira.

       Set forth below is a brief biographical description of our executive officers.

       Francisco José Azevedo Padinha, 56 years old, is currently also the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, S.G.P.S., S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys - Soluções Empresariais S.A. From 1989 until 1992 Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from 1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A. Mr. Padinha was also the chairman of the board of directors of each of Cabo TV Açoreana, S.A. (from 1993 until 1996) and INESCTEL Engenharia de Sistemas e Computadores nas Telecomunicações, Lda (from 1996 until 1999). From 1994 until 1998, he was a member of the board of directors of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A., and from 1999 until 2000, he was the chairman of the board of directors of each of PT Inovação, S.A. and PT Sistemas de Informação, S.A. From 2000 until 2001, Mr. Padinha was the chief executive officer of PT Prime S.G.P.S., S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a master’s degree in innovation and technology management from the Sloan School of Management/MIT, United States.

       Fernando Abella Garcia, 39 years old, is currently also the executive vice president for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the investor relations officer of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A.; the temporary chief executive officer of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A.; and a member of the board of directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. He was admitted in the Telefónica Group in 1997, where he served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the board of directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala. Mr. Garcia holds a degree in business from the Faculty of Economic and Corporate Sciences at Valladolid, Spain, and master’s degree in business administration from the Corporate Institute of Madrid, Spain.

       Paulo Cesar Pereira Teixeira, 45 years old, is currently also the executive vice president for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and temporary vice president for regulatory matters and institutional relations of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás group, including vice president of Tele Celular Sul Participações S.A., Superintendent Officer of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., engineering officer of Telecomunicações do Mato Grosso do Sul S.A., manager of the investment management department of Telecomunicações Brasileiras S.A.-Telebrás, assistant to the planning and engineering officer of Telecomunicações Brasileiras S.A.-Telebrás and manager of the coordination and expansion division of Telecomunicações Brasileiras S.A.-Telebrás. Mr. Teixeira holds an electrical engineering degree from the Catholic University of Pelotas, Brazil.

       Gilson Rondinelli Filho, 54 years old, is currently also the executive vice president for marketing and innovation of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and the temporary vice president for customers and temporary vice president for IT and service and product engineering of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A. Mr. Rondinelli served in different positions at Telecomunicações de São Paulo S.A., including manager of the long-term planning department (1974-1981), manager of the external network planning division (1981-1990), manager of the technical planning department (1990-1992) and manager of the mobile telecommunication department (1992-1995). From 1992 until 1995, he was also an officer at Associação Brasileira de Telecomunicações. From 1995 until April 2003, Mr. Rondinelli performed several different duties at Telesp Celular S.A.: business superintendent of the mobile unit (1996-1997), business and network officer (1998-2001), member of the board of directors (2000-2001), executive vice president (2001-2002) and chief executive officer (2002-2003). From April 2002 until April 2003, Mr. Rondinelli was our vice president. He holds a degree in electric engineering from the Faculty of Engineering of Mauá, Brazil, a degree in business from the Armando Álvares Penteado Foundation, Brazil, a master’s degree in system engineering from the Technical Faculty of the University of São Paulo, Brazil, and a master’s degree in operational research from the Faculty of Industrial Engineering, Brazil.

       Javier Rodríguez García, 47 years old, is currently also the chief technology officer of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC – Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Red Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in technical telecommunications engineering from the Technical University of Madrid, Spain.

       Guilherme Silvério Portela Santos, 37 years old, is also currently the vice president for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and an executive manager at PT Móveis, S.G.P.S., S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo ‘98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade (1998-2000) and a member of our board of directors (April 2001-April 2003). Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a master’s degree from INSEAD, France.

       Luis Filipe Saraiva Castel-Branco de Avelar, 49 years old, is also currently the vice president for IT and product and service engineering of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company. He holds an electrical-technical engineering degree (specialized in telecommunications and electronics) from the Lisbon Higher Education Technical Institute.

       José Carlos de la Rosa Guardiola, 55 years old, is also currently the vice president for regulatory matters and institutional relations of each of Tele Sudeste Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. During the last 25 years, he worked in American, European and Japanese multinational companies in the areas of commercialization to security instrumentation equipments to petrochemical, semiconductors, IT companies and communication equipment. He occupies the position of chairman in companies as Saint Gobain (France), National Semiconductors (USA) and NEC Eletronics (Japan). He holds a degree in telecommunications engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

       We have a permanent board of auditors that consists of a minimum of three and a maximum of five members. They are elected annually at the annual general shareholders’ meeting. The board currently consists of three members.

       The board of auditors is responsible for overseeing our management. Its main duties are:

  to review and provide an opinion on the annual report of our management;

  to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up; and

  to review and approve the financial statements for the fiscal year.

       The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed

Sidney Alberto Latini (1)	Member	March 27, 2003
Norair Ferreira do Carmos	Member	March 27, 2003
José Alberto Bettencourt da Câmara Graça	Member	March 27, 2003
Nelson Jimenes(1)	Alternate	March 27, 2003
Wolney Quirino Schüler Carvalho	Alternate	March 27, 2003
João Luís Tenreiro Barroso	Alternate	March 27, 2003
________________________

(1)     Appointed by our preferred shareholders.

B.Compensation

       For the year ended December 31, 2002, we paid to our directors and executive officers as compensation an aggregate amount of R$6.2 million, including bonuses and profit sharing plans. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees, called TCP Prev. In 2002, we contributed R$71,556 to TCP Prev on behalf of our executive officers. The aggregate amount of compensation we paid to members of the board of auditors was approximately R$1.107 million.

C.Board Practices

       Our board of directors’ duties and responsibilities are set forth by Brazilian law and our by-laws.

       Our board of directors is comprised of a minimum of eight and a maximum of 12 members, serving for a term of three years. Our directors are elected by our shareholders at the annual general shareholders’ meeting. There are no service contracts between us and our directors providing for benefits upon termination of employment. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

D.Employees

       At December 31, 2002, we had 2,045 full-time employees, 3 temporary employees and 11 trainees. During 2002, we had an average of 12 trainees and temporary employees.

       The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,

	2000	2001	2002

Total number of employees (including trainees)	1,849	1,705	2,055
Number by category of activity:
Technical and operations area	576	600	520
Sales and marketing	438	483	1,004
Finance and administrative support	380	296	429
Customer service	455	326	102

       Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL) and by the Sindicato dos Engenheiros do Estado de São Paulo (SEESP). We negotiate new collective labor agreements every year with the labor unions. The collective agreements currently in force include a salary and benefit increase of 4% effective as of December 31, 2002.

       Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

       Each of our subsidiaries negotiates a new collective labor agreement every year with each local union. The collective agreements now in force expire on October 31, 2003.

       At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits. Under the Sistel plan, we made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel on the basis of age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from us, and its assets and liabilities are fully segregated from us. Employees hired since January 1999 are not members of Sistel.

       Before December 1999, the Sistel plan covered the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan. In January 2000, we and the other companies that formerly belonged to the Telebrás system agreed to divide the existing Sistel plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the Sistel plan. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Sistel plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions with respect to its own employees. Joint liability among the Sistel plan sponsors will continue with respect to retired employees, who will necessarily remain members of the Sistel plan.

       In 2000, we established the Plano de Benefícios TCP Prev, a new private pension plan for our employees. Unlike Sistel’s defined benefits plan, the Plano de Benefícios TCP Prev calls for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by November 31, 2000. Newly hired employees may choose to become participants of the new plan within 30 days from the date of employment. As of December 31, 2002, approximately 60% of our employees were members of the Plano de Benefícios TCP Prev. We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

E. Share Ownership

       As of December 31, 2002, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

       The following table sets forth the principal holders of common and preferred shares and their respective shareholders as of May 31, 2003:

	Number of	Percentage of	Number of	Percentage of
	common shares	outstanding	preferred shares	outstanding
Name	owned	common shares	owned	preferred shares

Brasilcel	291,330,022,831	71.2	379,614,824,965	49.8
Portelcom Partic. S.A. (1)	92,112,338,122	22.5	719,908	0
All directors and executive
officers as a group	37,846	0	93,138	0
________________________

(1)     Portelcom is a wholly owned subsidiary of Brasilcel.

       Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4A. Our History and Development.”

       We are not aware of any other shareholder owning more than 5.0% of the common shares.

       Brasilcel has the ability to control the election of our board of directors and the direction of our future operations. See also “Item 4A. Our History and Development—Brasilcel.”

B. Related Party Transactions

       We entered into interconnection and roaming agreements with the following related parties: Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Most of these agreements were entered into before the reorganization of Telebrás, and are subject to the rules set forth by Anatel.

       We have an interconnection agreement with Telecomunicacões de Estado de São Paulo S.A. – Telesp for the interconnection with fixed-line phones and long distance. We also have an agreement with Telecomunicacões de São Paulo S.A. – Telesp that enables us to share physical space and real estate and that pertains to the supply of air conditioning, energy, security and cleaning services. Under this agreement, we use approximately 520 of Telefónica’s sites and Telefónica uses approximately 207 of our sites. In addition, we lease from Telecomunicacões de São Paulo S.A. – TELESP, fiber-optic transmission capacity necessary to complete the construction of our network infrastructure. In December 2001, we renegotiated this leasing agreement with Telecomunicacões de São Paulo S.A – TELESP. The new lease will expire on December 31, 2006. These companies became a related party on December 27, 2002, as a result of the joint venture described in “Item 4A. Our History and Development” and in Note 1 to our consolidated financial statements.

       We pay Portugal Telecom S.G.P.S., S.A. in the amount of up to 2% of Telesp Celular S.A.‘s net operating revenues relating to consulting services. This fee is due to a related agreement dated as of January 7, 1999 entered into between Portugal Telecom S.G.P.S., S.A. and Telesp Celular S.A. approved at a shareholders’ meeting.

       We also entered into a series of loans with Portugal Telecom S.G.P.S., S.A. (or “PT SGPS”) and PT Internacional Finance B.V. (or “PT Finance”), companies from the Portugal Telecom group. TCP has a EURIBOR plus 7% per annum debt with PT Finance, with a maturity date in November 2004, for 416.05 million euros (representing R$1.54 billion at December 31, 2002). Our subsidiary Telesp Celular has three U.S. dollar-denominated loans with PT SGPS, with fixed interest rates ranging from 9.5% to 13.25% per annum, and maturity dates in 2003 and 2007. The aggregate amount of these loans is U.S.$200 million (representing R$706.7 million at December 31, 2002). Telesp Celular also has two other loans with PT Finance. One loan has floating interest rate of 7% plus EURIBOR per annum for 44.6 million euros (representing R$164.96 million at December 31, 2002) and a maturity date in December 2003. The other loan amounts to U.S.$120.0 million, representing R$424.0 million at December 31, 2002, with a fixed interest rate of 9.5% per annum and a maturity date in July 2007. Interest on these transactions is paid on a quarterly basis, with the exception of the loan for 44.6 million euros, which pays interest on a semi-annual basis. The chart below sets forth the details of these loan agreements.

Loan	Currency	Interest	March 31, 2003	December 31, 2002

			(consolidated)
Commercial Paper	US$	9.5% per annum	402,372	423,996
Resolution No. 4131		€7.0% per annum plus EURIBOR	163,410	164,959
Resolution No. 4131	US$	13.25% per annum (1)	301,779	706,660
Floating Rate Notes		€7.0% per annum plus EURIBOR	1,525,428	1,539,886
________________________

(1)     As of March 31, 2003, the interest rate as of December 31, 2002 was 9.5% per annum.

       Mobitel S.A. provides us call center and back office customer services. See "Item 4B. Customer Service."

       Prymesys S.A. and Primesys Soluções Empresariais, companies that provide services in the areas of technologies, provide us with technical services, such as network support and Internet access services, among others.

       Portugal Telecom Inovação Brasil Ltda., an information and technology development company, provides us with infrastructure and equipment related to prepaid services.

       We have engaged in a number of transactions with related parties. See note 31 to our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

       See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Matters

       Civil

Litigation Related to the Breakup of Telebrás

       The Breakup of Telebrás is the subject of several lawsuits in which the plaintiffs are seeking injunctions. Some preliminary injunctions were granted, but all were quashed by decisions of the relevant federal court. These courts also decided that the courts of the state of Minas Gerais has original jurisdiction over the proceedings. Several decisions quashing preliminary injunctions are on appeal, and, if any such appeals are successful, the shareholders of Telebrás may have to reapprove the Breakup of Telebrás or legislative action may be required.

       The theories on which the lawsuits regarding the Breakup of Telebrás are based include:

  that the Brazilian constitution requires that the General Telecommunications Law specifically authorize the creation of the 12 New Holding Companies;

  that the Telebrás shareholders' meeting held on May 22, 1998, which approved the Breakup of Telebrás, was not properly convened;

  that national sovereignty will be threatened if Brazil's telecommunications companies are controlled by foreign entities; and

  that the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup of Telebrás either by an executive order of the President or by an act of Congress.

  If any of these lawsuits ultimately succeeds, the Breakup of Telebrás will have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, one or both of the following actions:

  amending the Telecommunications Law; and

  reconvening the May 22, 1998 Telebrás shareholders' meeting.

       It is theoretically possible under Brazilian law for a court to require that the Breakup of Telebrás be unwound, although we believe that this would not be likely to occur. We believe that the ultimate resolution of the proceedings will be favorable and will not have a material adverse effect on our business or financial position. It is very difficult to quantify what the potential impact to us would be if the Breakup of Telebrás were to be unwound. This would require an assessment of the total amount of capital invested by controlling shareholders in the 12 New Holding Companies and a prediction as to any possible indemnification to which they may be entitled from the Brazilian government. The results could be very far reaching and would affect all of the New Holding Companies.

Litigation Arising Out of Events Prior to the Breakup of Telebrás

       Telebrás and our subsidiaries’ Predecessor Companies, our legal predecessors, and our subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies relating to events prior to the Breakup of Telebrás. Liability for claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to our subsidiaries remains with the Predecessor Companies, except for labor and tax claims (for which the Predecessor Companies and our subsidiaries are jointly and severally liable, as the case may be, by operation of law) and those liabilities with respect to which the Predecessor Companies had made specific accounting provisions prior to the Breakup of Telebrás, assigning them to our subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against our subsidiaries to the extent that our subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, our subsidiaries have contribution rights against their Predecessor Companies with respect to the entire amount of any payments made by our subsidiaries in connection with any labor or tax claims brought against our subsidiaries and relating to acts committed by the Predecessor Companies prior to the effective date of the spin-off.

       We believe that the likelihood that claims of this kind will materialize and have a material adverse financial effect on us is remote.

Litigation Related to Tax Credits

       Under certain conditions, Brazilian law permits companies to benefit from tax credits related to the amortization of goodwill. Despite this fact, an action was filed on December 16, 1999 against Anatel and the New Holding Companies, including Telesp Celular, that have undergone a corporate restructuring in connection with the Breakup of Telebrás and that recognized tax credits to offset premiums paid by their controlling shareholders at the time of their acquisition. Telesp Celular did not become aware of its involvement as a defendant in this action until April 2002, and filed its answer on October 2, 2002. We do not think this action will succeed as we believe the restructuring was done in compliance with Brazilian law; however, based on the opinion of legal counsel, the chance of an unfavorable outcome is possible in this case.

       The extent of any potential liabilities in connection with this action will be determined in a separate but related lawsuit known as the “calculation of the award,” which will only take place if Telesp Celular is unsuccessful in its defense.

Litigation Related to the Ownership of Caller ID

       In July 2002, we, together with other Brazilian mobile telecommunications operators, were named as defendants in an action filed by Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunications operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration for the use of the system by their customers.

       Based on the opinion of our legal counsel, the chance of an unfavorable outcome is possible in this case. However the indemnification that is allegedly due from the mobile operators cannot be accurately calculated as of yet due to the fact that the cost of the caller ID service provided by the companies has never been separately calculated.

Litigation Related to the Validity of the Minutes in the Prepaid Plans

       Telesp Celular and Global Telecom are the defendants in a lawsuit brought by the federal public prosecutor’s office and associations for consumers’ protection, which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.

       This lawsuit is still in its initial stages, but our external counsel and we believe that our criteria for imposing the deadline were in strict compliance with Anatel’s rules. We are also party to a similar lawsuit where an injunction was granted against us. The defendants appealed this decision and the court agreed, on May 21, 2003, to suspend enforcement of the injunction, but Telesp Celular has not yet received an official notice of the court’s decision.

Litigation Related to the Adjustment of Tariffs

       Telesp Celular is also a defendant in a civil action relating to the change in tariffs charged by it to its contract customers. Telesp Celular increased its promotional tariffs to new tariffs, which are within the limits established by Anatel. The prosecutor alleges that, according to Brazilian law, tariffs cannot be increased within a 12-month period. The adjustment affected by Telesp Celular was effected in a nine-month period, allegedly in contravention to Brazilian law.

       We believe that our tariff adjustments were lawful but based on external counsel’s opinion we understand that an unfavorable outcome is possible.

       The indemnification allegedly due cannot be accurately estimated due to the fact that we have been unable to determine the final number of plaintiffs at that time.

Litigation Related to the Tariffs Charged by the “Baby Plan”

       Telesp Celular and Global Telecom are defendants in lawsuits brought by an association for consumers’ protection called ANADEC which challenges the way airtime is calculated in the “Baby” prepaid plan. We believe that Telesp Celular and Global Telecom’s criteria are in strict compliance with the Anatel rules. In March 2001, a São Paulo lower court ruled in the Telesp Celular lawsuit that the criteria adopted violated the Brazilian consumer protection code and that, therefore, Telesp Celular would have to reimburse its customers the amounts established by the court. Telesp Celular considers this decision to be contrary to Anatel’s regulations. Telesp Celular has appealed from this decision. The lawsuit involving Global Telecom is in its initial stages. The amount of damages should Telesp Celular and Global Telecom fail in their defense cannot be accurately estimated due to the fact that the final number of plaintiffs at this time is uncertain.

       Tax-Related

Litigation Related to the Application to the ICMS

       Certain Brazilian state governments agreed to apply, effective July 1, 1998, the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998. We believe the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because:

  the state governments acted beyond the scope of their authority;

  their interpretation would subject certain services that are not telecommunications services to taxation; and

  new taxes may not be applied retroactively.

       Telesp Celular filed lawsuits with the Treasury Court of the state of São Paulo, including a preliminary injunction proceeding against application of the ICMS to activation fees. The Treasury Court denied Telesp Celular’s motion for temporary relief during the duration of the lawsuits. As a result, Telesp Celular has collected ICMS on activation fees from its customers since September 1, 1998. In July 1999, the Treasury Court decided that instead of Telesp Celular, only the customers would be entitled to seek injunctive relief. This decision is currently being appealed.

       The Treasury Court has also reached a decision on Telesp Celular’s initial lawsuit regarding the application of ICMS to cellular activation fees, ruling that ICMS should not be applied on or prior to June 29, 1998, but that it shall be applied after that date. Telesp Celular has appealed this decision.

       Recently the Higher Justice Court (Superior Tribunal de Justiça) determined in an action filed by Teleamazon Celular, another wireless operating company, that the ICMS tax could not be assessed on activation fees. On the basis of this decision, in 2003 Telesp Celular reversed its $68.5 million provision on its balance sheet.

Litigation Related to the Application of the COFINS and PIS

       On November 27, 1998, Brazilian federal government through Law No. 9,718 altered the COFINS and PIS. This new law indirectly raised the COFINS and PIS contributions owed by the subsidiaries by widening their calculation basis to include finance revenues. Article 195 of the Brazilian federal constitution, which was in effect at the time Law No. 9,718 was enacted, provided for the payment of the COFINS and PIS contributions based on payrolls, invoicing and profits. However, Law No. 9,718 widened the calculation basis for the PIS contribution by determining that it be paid over the totality of revenues earned by companies, including revenues from investments, securitizations and monetary and exchange rate variations.

       Law No. 9,718 also provided for an increase of the COFINS rate from 2% to 3% over the relevant contribution base, effective as of the date of enactment of the law.

       We believe that the Brazilian federal government’s attempt to increase the COFINS and PIS contributions through Law No. 9,718 is unlawful because it did not comply with the requisite ninety-day waiting period before applying such law, and because, at the time the law was enacted, the Brazilian federal constitution:

  set out a different calculation basis for the COFINS and PIS contributions, as described above; and

  required that tax burdens be increased only through the use of a Lei Complementar, and not a Lei Ordinaria.

       Telesp Celular obtained an injunction allowing it to continue paying the COFINS and PIS contributions based on telecommunications services and sales revenues, and to continue paying the COFINS contribution at a 2% rate. A subsequent judicial decision confirmed the injunction and also authorized Telesp Celular to offset any PIS and COFINS amounts unduly paid with future payments of these contributions, but excluded the application of interest on the amounts unduly paid. Telesp Celular has appealed this decision.

       Global Telecom attempted to obtain an identical injunction, but it was not successful. It continues to judicially dispute the COFINS and PIS increase, and, if it wins a favorable decision, it may recoup overpaid taxes.

       Based on external counsel’s opinion, we have created a provision for the amount corresponding to the increase of the COFINS rate (corresponding to R$20.3 million in 2002), but we have not created any provision relating to the increase in the COFINS and PIS calculation basis because our external counsel believes that the possibility of loss in this lawsuit is remote.

       Notwithstanding the above, after the price war in the Brazilian cellular market stabilized, the management of our subsidiaries decided to incorporate the COFINS and PIS tax increase into their final price for goods and services.

Litigation Related to the Passing on of the COFINS and PIS to Customers

       We, together with other telecommunication carriers, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing on the COFINS and PIS costs to our customers by incorporating them into our charges.

       We are contesting the lawsuit on the basis that, according to our understanding, the COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of these services, as is the practice throughout the telecommunications industry. We believe that our probability of success in challenging this claim is very high.

Litigation Related to the Charge of Surcharge and Roaming Tariffs

       On November 22, 2001, IDEC, an association for the protection of consumer rights, filed suit against Telesp Celular challenging the application, since September 17, 2001, of certain tariffs to customers. On November 25, 2002, Telesp Celular has entered into an agreement and paid the amounts agreed to its customers.

       The Departamento de Cidadania do Municipío de Campinas – Procon, a consumer protection agency in the city of Campinas in the state of São Paulo, and the federal public prosecutor’s office have also brought suit against Telesp Celular and Anatel challenging the same charges. A preliminary injunction was granted requiring Telesp Celular to cease applying such tariffs and ordering Telesp Celular to reimburse customers located in 52 cities within the Campinas Region the amounts charged for such tariffs. However, Telesp Celular appealed this decision on March 18, 2002, and the court agreed to suspend enforcement of the injunction while the appeal is still pending. We have also filed a copy of the agreement and asked to terminate this lawsuit.

       Other Litigation

       We are also party to certain legal proceedings arising in the normal course of business. Our reserve amounts are sufficient to cover our estimated losses due to adverse legal judgments. We believe that adverse judgments arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

       We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax deductible in Brazil. The following table summarizes our history of payments of dividends and interest on shareholders’ equity for the years, 2000, 2001 and 2002. We will not be paying dividends or interest on shareholders’ equity for the year-ended December 31, 2002, as a result of negative net income from equity in Global Telecom. The table sets forth amounts in reais per thousand common shares and preferred shares and amounts in U.S. dollars per ADS translated into U.S. dollars at the prevailing selling rate for Brazilian currency into U.S. dollars in the commercial rate exchange market on each of the respective dates of such payments.

	Year ended December 31,

	2000(1)		2001(2)		2002(2)

	(R$ per	(U.S.$	(R$ per	(U.S.$	(R$ per	(U.S.$
	thousand)	per ADS)	thousand)	per ADS)	thousand)	per ADS)
Dividends plus interest on shareholders'
equity:
Common	0.132880	-	N/A	N/A	N/A	N/A
Preferred	0.265152	0.280655	N/A	N/A	N/A	N/A
________________

(1) TCP paid 2000 dividends on June 8, 2001.
(2) TCP did not pay dividends in 2002 and 2003 due to losses incurred from its equity investment in Global Telecom in 2001 and 2002.

       Each of our preferred shares is entitled to declared dividends, with priority to receive a noncumulative annual dividend, to the extent net profits or reserves are available for distribution, equal to the higher of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount obtained by dividing shareholders’ equity by the number of our outstanding shares. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to 25% of adjusted net income, or the general dividend, determined in accordance with Brazilian corporate law, including any realization of the unrealized net income reserve. Each of our preferred shares is also entitled to receive declared profits on par with common shares, after our common shares have been paid dividends equal to the minimum priority distribution due to our preferred shares, which is 25% of our net profits for the year. The preferred dividend has priority in the distribution of our net profits for the preceding fiscal year after the following allocations:

  5% of our net profits to a legal reserve, not to exceed 20% of our paid-in capital and an amount to a reserve for realizable revenue and to a contingency reserve against future losses, which amount is approved by the shareholders’ meeting on the basis of what potential losses they consider probable.

       Any amounts distributed after the preferred dividend are allocated first to dividend payments to holders of common shares in an amount equal to the preferred dividend and then distributed equally among holders of preferred and common shares.

       The Brazilian corporate law method also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders’ meeting:

  first, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that may be charged to it in future years. Any amount so allocated in a prior year must be either:

    reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

    written off in the event that the anticipated loss occurs; and

  second, if the amount of unrealized revenue exceeds the sum of:

    the statutory reserve; and

    retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

       Allocations may not hinder the payment of mandatory dividends. Unrealized revenue reserve is defined under the Brazilian corporate law method as the sum of:

  the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

  profits as a result of income from operations after the end of the next succeeding fiscal year.

       The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian corporate law method.

Payment of Dividends

       We are required by Brazilian law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under the Brazilian corporate law method, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

       Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

       Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of The Bank of New York, as depositary, which will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

B. Significant Changes

       On April 25, 2003, TCP acquired 61.10% of the voting capital stock of TCO for approximately R$1.505 billion, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. At the date hereof, we have paid R$284.7 million of the total amount and the remaining will be paid in installments. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

       We will launch, in the second quarter of 2003, a tender offer for the voting shares of the minority shareholders of TCO, as legally required by the acquisition of the control of TCO. The price per share to be offered is equal to 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO shares and ADSs. With the acquisition of its participation in TCO, Brasilcel provides services to approximately 50% of the total Brazilian market, representing coverage of 86% of the Brazilian territory.

       On June 12, 2003, we announced that we expect to issue on June 24, 2003 eurobonds in the amount of US$150 million and interest rate of 6.75%, which will mature on December 22, 2008. Payment under these eurobonds will be guaranteed by Telesp Celular.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

       Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our preferred shares on BOVESPA, for the periods indicated.

	Nominal reais per 1,000
	Preferred Shares

	Low	High

1998
Annual	6.80	14.50
1999
Annual	6.70	32.00
2000
Annual	16.66	45.30
2001
Annual	5.20	23.00
First Quarter	12.68	23.00
Second Quarter	12.40	17.96
Third Quarter	5.21	15.17
Fourth Quarter	5.20	8.74
2002
Annual	2.60	9.26
First Quarter	5.72	9.26
Second Quarter	4.30	6.08
Third Quarter	2.60	4.07
Fourth Quarter	2.66	4.42
Last Six Months
December 2002	3.64	4.42
January 2003	3.54	5.05
February 2003	3.17	3.78
March 2003	3.46	4.55
April 2003	4.19	4.72
May 2003	3.52	4.14
June (until June 18) 2003	4.43	4.81

       In the United States, our preferred shares trade in the form of ADSs, each representing 2,500 preferred shares issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among TCP, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” At December 31, 2002, there were approximately 134 holders of record of ADSs in the United States. The following table sets forth the reported low and high closing sales prices for ADSs on the New York Stock Exchange for the dates and periods indicated.

	U.S. dollars per ADS

	Low	High

1998
Annual	16.94	30.44
1999
Annual	13.88	44.69
2000
Annual	21.06	64.50
2001
Annual	4.63	31.69
First Quarter	14.81	31.69
Second Quarter	14.12	19.50
Third Quarter	4.72	16.05
Fourth Quarter	4.63	9.55
2002
Annual	1.71	10.03
First Quarter	6.33	10.03
Second Quarter	3.68	6.65
Third Quarter	1.73	3.66
Fourth Quarter	1.71	3.20
Last Six Months
December 2002	2.41	3.20
January 2003	2.49	3.81
February 2003	2.20	2.71
March 2003	2.38	3.40
April 2003	3.31	4.02
May 2003	4.27	4.85
June (until June 18) 2003	3.85	4.25

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange

       The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

       Since April 7, 2003, BOVESPA has open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on BOVESPA. On September 20, 1999, BOVESPA launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:45 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via BOVESPA’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

       In order to better control volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever its indices fall below the limits of 10% in relation to the index registered in the previous trading session.

       There are no specialists or market makers for our shares on BOVESPA. Trading in securities listed on the BOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

       Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. – CBLC, which is wholly owned by that Exchange.

       At December 31, 2002, the aggregate market capitalization of the 399 companies listed on BOVESPA was approximately U.S.$124.0 billion. Although all the outstanding shares of an exchange-listed company may trade on BOVESPA, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market.

       The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2002, the combined monthly trading volumes on BOVESPA averaged approximately U.S.$4.1 billion. In 2002, the 10 most actively traded issues represented approximately 56.51% of the total trading in the cash market on BOVESPA. Trading on BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

       The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Counsel and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian securities law, and by the Brazilian corporate law.

       Law No. 10,303 of December 31, 2001 amended the Brazilian corporate law and the Brazilian securities law. Consequently, some major modifications resulted for the businesses of the publicly traded companies.

       Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority altered and expanded. Additionally, CVM’s positioning in the regulatory hierarchy as well as its autonomy were modified.

       The modifications include changes in the proportions of common and preferred shares, new rules for the issuance of debentures, other parameters governing the exercise of the right of withdrawal, duties and powers of the members of the board of auditors and the board of directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so-called block voting by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

       The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on March 27, 2002, where they addressed these modifications in our by-laws.

       The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets.

       Under the Brazilian corporate law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

       Trading in securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

       The Brazilian securities law, Brazilian corporate law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

       The following summarizes certain material provisions of our by-laws and Brazilian law, the main bodies of regulation governing us. Copies of our by-laws have been filed as exhibits to this annual report on Form 20-F.

Register

       Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo (“JUCESP”), No. 82.466/03-8 on April 30, 2003, under company number (NIRE) 3530015879-2.

Objectives and Purposes

       We are a publicly traded company duly registered with the Brazilian securities commission under No. 01771-0. Article 2 of our by-laws provides that our corporate purpose is to:

  exercise the control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

  promote, through our subsidiaries or controlled companies, the expansion and implementation of the telecommunications services within our concessions, authorizations and permissions;

  promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

  promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

  perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

  promote, encourage, carry out and coordinate, through our subsidiaries or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

  carry out and promote the import of goods and services for the operations of our subsidiaries and controlled companies;

  execute other activities connected or related to our objective;

  participate in the equity capital of other companies; and

  trade equipment and materials necessary or useful for providing telecommunications services.

Directors

       Following is a description of some of the provisions of our by-laws concerning the members of our board of directors:

  The board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

  The board of directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

       Pursuant to Brazilian corporate law, each member of the board of directors must have at least one share of our capital stock to be elected as a director. There are no provisions in our by-laws with respect to:

  age limits for retirement of directors; and

  anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

       Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian corporate law and CVM regulations:

  a director's power to vote on proposals in which the director is materially interested;

  a director's power to vote compensation to him or herself in the absence of an independent quorum;

  borrowing powers exercisable by the directors;

  required shareholding for director qualification; and

  disclosure of share ownership.

Rights Attaching to Shares

Dividend Rights

       See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “—Payment of Dividends.”

Voting Rights

       Each common share entitles the holder to one vote at meetings of shareholders. Our preferred shares do not entitle the holder to vote except as discussed in our by-laws in Articles 7, 9 and 10. Holders of our preferred shares are each entitled to attend or to address meetings of shareholders and to elect members of our board of directors according to Article 141, fourth paragraph, II, and Article 141, fifth paragraph, of Law No. 6,404/76, as amended by Article 8, fourth paragraph of Law No. 10,303/01.

       One of the members of our board of auditors and his or her alternative are elected by majority vote of the holders of our preferred shares present at the annual meeting of shareholders at which members of the board of auditors are elected.

       Brazilian corporate law provides that certain non-voting shares, such as our preferred shares, acquire voting rights in the event we fail for three consecutive fiscal years to pay the mandatory minimum dividend to which such shares are entitled, until such payment is made.

       Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

  the approval of any long-term contract between us and our controlled subsidiaries, on the one hand, and any controlling shareholder or that shareholder’s affiliates and related parties, on the other hand; and

  changes/eliminations of certain rights and obligations as provided for in our by-laws.

       Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state’s official gazette and two other Brazilian gazettes, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice.

       In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

Meeting of Shareholders

       According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The convocation must be published in the state’s official gazette and two other gazettes, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

       On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings, whose objective is the amendment of the by-laws, may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

Preemptive Rights

       Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right.

       In the event of a capital increase, which would maintain or increase the proportion of capital represented by our preferred shares, holders of ADSs, or of our preferred shares, would have preemptive rights to subscribe only to our newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by our preferred shares, holders of ADSs, or of our preferred shares, would have preemptive rights to subscribe to our preferred shares in proportion to their shareholdings and to our common shares only to the extent necessary to prevent dilution of their interest.

       Preemptive rights to purchase shares may not be offered to U.S. holders of our ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Right of Redemption

       Brazilian corporate law provides for the right of redemption to minority shareholders under certain circumstances.

       The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

  change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

  change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

  reduce the mandatory distribution of dividends;

  change our corporate purposes;

  transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

  approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law;

  participate in a group of companies if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01;

  merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

  cisão, or split-up, Telesp Celular Participações S.A., according to the Brazilian corporate law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

       The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting or, whenever the resolution requires the approval of the holders of our preferred shares by vote taken in a special meeting of a majority of the holders of our preferred shares affected by the resolution, within 30 days from the publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

       Unless otherwise provided in our by-laws, which is not the case, shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Form and Transfer

       Our shares are maintained in book-entry form with a transfer agent, Banco ABN-AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document which remains in the possession of the transfer agent. Our preferred shares underlying our ADSs are registered on the records of BOVESPA in the name of The Bank of New York, as depositary of the ADSs.

       Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

       BOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

C. Material Contracts

       On January 7, 1999, Telesp Celular entered into a consulting agreement with Portugal Telecom that requires Telesp Celular to make annual payments to Portugal Telecom of up to 2% of its net operating revenues arising from cellular services. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for 2000, 2001 and 2002 for TCP—Operating Expenses.”

       On January 13, 2001, TCP, as Purchaser, and DDI Corporation, ITX Corporation and Inepar Telecomunicações S.A., as Sellers, entered into the following agreements:

  Share Sale and Purchase Agreement, under which we acquired 49% of the voting shares and 100% of the non-voting shares of three holding companies that collectively owned 95% of the voting shares and 100% of the non-voting shares of Global Telecom. The three holding companies purchased the remaining 5% of the voting shares of Global Telecom after receiving authorization from Anatel in July 2001.

  Irrevocable Promise of Purchase and Sale of Shares Agreement and other Covenants, whereby we agreed to purchase all the remaining shares of Global Telecom Holdings for U.S.$76.3 million when the regulatory restrictions which prevented us from immediately acquiring the majority of the voting stock are lifted and Anatel has approved the acquisition. The purchase price of the remaining shares is adjusted at a rate of six-month LIBOR plus 4% per annum to the date of actual purchase.

       On December 11, 2002, after all of the TCP operators had switched over to the SMP system, Anatel approved our acquisition of the remainder of the capital stock Global Telecom Holdings and, on December 27, 2002, we acquired the remaining portion of those three holding companies. On December 31, 2002, we owned, directly and indirectly, 100% of the voting stock and economic interest of Global Telecom.

       For a description of such acquisitions, see “Item 4. Information on the Company—Our History and Development—Global Telecom.”

       On December 10, 2002, Telesp Celular entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of São Paulo, with the exception of the following municipalities: Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajurú, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Sta Cruz da Esperança, Sto Antonio da Alegria and São Joaquim da Barra. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telesp Celular to provide SMP services until August 5, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telesp Celular’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telesp Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

       On December 10, 2002, Telesp Celular entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the municipalities of Ribeirão Preto and Guatarapá and the district of Bonfim Paulista. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telesp Celular to provide SMP services until January 20, 2009. It may be renewed for an additional term of fifteen years upon payment of 2% of Telesp Celular’s net revenues from usage charges in the municipalities mentioned above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telesp Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

       On December 10, 2002, Global Telecom entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the states of Paraná and Santa Catarina. The authorization replaces the concession agreement entered into with Anatel on April 8, 1998, and authorizes Global Telecom to provide SMP services until April 8, 2013. It may be renewed for an additional term of fifteen years upon payment of 2% of Global Telecom’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Global Telecom was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

       On April 25, 2003, TCP acquired 61.10% of the voting capital stock of TCO for approximately R$1.505 billion, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. At the date hereof, we have paid R$284.7 million of the total amount and the remaining will be paid in installments. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

D. Exchange Controls

       There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

       The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

       Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “ — Taxation—Brazilian Tax Considerations.”

       Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “ — Taxation—Brazilian Tax Considerations.”

       Pursuant to the Resolution 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

       The securities and other financial assets held by a foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

       Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

       A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

       A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

       If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

       Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D—Risk Factors—Risks Relating to Brazil.”

E. Taxation

       The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is for U.S. federal income tax purposes a citizen or resident of the United States of America, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

       This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a “straddle,” “hedging transaction” or “conversion transaction,” and persons that have a “functional currency” other than the U.S. dollar.

       This summary is based upon tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws.

       Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

       The following discussion mainly summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

       Taxation of Dividends

       Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

       Distributions of Interest on Capital

       Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three-month period beginning January 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

       Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e , a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

       No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

       Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and the Brazilian corporate law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

       Taxation of Gains

       Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of ADSs or preferred shares to another U.S. holder or non-Brazilian holder are not subject to Brazilian tax.

       Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances.

       Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

       Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

       Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

       Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. Investors previously holding preferred shares under the Annex IV Regulations were required to bring their investments into conformity with Resolution 2,689 by June 30, 2000. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

       There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

       Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

       Under current law, the tax rate for transactions on a Brazilian stock exchange is 20% for transactions occurring on or after January 1, 2002. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

       Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

       Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

       The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares we registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

       The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

       Other Brazilian Taxes

       There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within this state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

       A financial transaction tax, or the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the minister of finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

       The IOF may also be levied on transactions involving bonds or securities, or IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares and ADSs is currently 0%. The minister of finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

       In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, or the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax was to expire in June 2002, but was extended until December 31, 2004. It is currently imposed at a rate of 0.38%. This rate will continue until December 31, 2003. After that date, the rate will be decreased to 0.08% beginning on January 1, 2004. From July 13, 2002, transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions are exempt from the CPMF tax.

U.S. Federal Income Tax Considerations

       The following is a description of the material United States federal income tax consequences of the ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial interpretations thereof, all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

       As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

       In general, for United States federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

       Taxation of Dividends

       Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions (including the amount of any Brazilian taxes withheld therefrom) paid in respect of our preferred shares or our ADSs, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, will constitute foreign source dividends includible as ordinary income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as so computed, it will first reduce the U.S. Holder’s tax basis in its preferred shares or ADSs to the extent thereof and, to the extent in excess of the U.S. Holder’s tax basis, will be treated as capital gain.

       The amount of a distribution paid in reais will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, or by a U.S. Holder, in the case of a holder of preferred shares. If the depositary (or U.S. Holder, in the case of a holder of preferred shares) does not convert such reais into U.S. dollars at the spot rate in effect on the date it receives them, it is possible that the U.S. Holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

       Subject to certain limitations and restrictions, U.S. Holders will be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury.

       Taxation of Capital Gains

       Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon a sale or exchange of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for United States federal income purposes equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations under the Code. The gain or loss generally will be treated as U.S. source income or loss. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective United States foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

       Passive Foreign Investment Company Rules

       We believe that we will not be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, there can be no assurance that our preferred shares or our ADSs will not be considered shares to be of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be of a PFIC as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

       Information Reporting and Backup Withholding

       Information returns may be filed with the Internal Revenue Service in connection with distributions on our preferred shares or our ADSs and the proceeds from their sale or other disposition. A U.S. Holder may be subject to United States backup withholding tax on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

       Not applicable.

G. Statement of Experts

       Not applicable.

H. Documents on Display

       We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the Commission. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

       In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

       We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at Rua Abílio Soares 409, 04005-001, São Paulo, SP, Brazil.

I. Subsidiary Information

       Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of handsets) are denominated in currencies (primarily the U.S. dollar and the euro) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing. We do not hold or issue derivative or other financial instruments for trading purposes. We have a long position in euros due to debt capitalization following a capital increase in September 2002.

Exchange Rate Risk

       The principal foreign exchange rate risk faced by us arises from our U.S. dollar and euro-denominated indebtedness. At December 31, 2002, we had U.S.$453.4 million of debt denominated in U.S. dollars and €463.8 million denominated in euros. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets. At December 31, 2002, all of our U.S. dollar-denominated indebtedness was covered by long positions of hedging agreements. Under such hedging agreements, our subsidiaries’ U.S. dollar- and euro-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the CDI. At December 31, 2002, our outstanding hedging positions covered approximately 127.5% of our payments of principal on our foreign currency-denominated indebtedness. This unbalanced position resulted from debt capitalization that occurred in 2002 by virtue of a capital increase. We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments. At December 31, 2002, we recorded financial income from foreign currency hedging transactions of R$1,079.1 million against financial expenses from monetary and foreign exchange variations of R$1,475.5 million. At December 31, 2002 we had not engaged in hedging transactions for the purchase of equipment, handsets and other U.S. dollar- or euro-denominated liabilities. We constantly monitor this exposure and will consider hedging against this risk if market conditions improve.

       Taking into account the effects of the long-term hedges, and assuming that the short-term hedges are not renewed, a hypothetical, instantaneous and unfavorable 10% change continuing for more than one year in foreign currency exchange rates as of December 31, 2002 would represent a foreign exchange gain of approximately R$89.6 million.

       Exchange rate sensitivity was assessed by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2002 of R$3.5 to U.S.$1.0, which would represent a devaluation of the real of R$0.35. We then assumed that this unfavorable currency move would be sustained from December 31, 2002 through December 31, 2003. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

       At December 31, 2002, we had approximately R$4.5 billion in loans and financing outstanding, of which approximately R$1.2 billion bore interest at fixed rates and approximately R$3.3 billion bore interest at floating rates of interest (primarily LIBOR, EURIBOR, CDI and TJLP-based). Loans and financing in foreign currency are denominated in U.S. dollars and euros, and bear interest at fixed rates ranging from 7.3% to 31.5% per annum, or are subject to variable interest of 7.0% per annum above EURIBOR. On a swapped basis the cost of funding in reais is in line with market conditions taking into account the country risk and is equivalent to approximately 118.0% of CDI (the interbank offer rate in Brazil). At December 31, 2002 the CDI rate was 25.0%. We have financing in local currency with Banco Nacional de Desenvolvimento Econômico e Social – BNDES subject to a variable interest rate of 3.6% and 4.0% above the TJLP. We invest cash and cash equivalents (R$17.8 million at December 31, 2002) mainly in short-term real-denominated instruments.

       The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2002 would be approximately R$55.5 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

       Interest rate sensitivity was calculated by applying a 1% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and TJLP, LIBOR and EURIBOR) would all rise by 1% instantaneously on December 31, 2002 and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       None.

ITEM 15. CONTROLS AND PROCEDURES

       Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this annual report pursuant to Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

       Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

       Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

        Documents filed as exhibits to this annual report:

1.1	By-laws (Estatuto Social) of Telesp Celular Participações S.A. (together with an English translation).
2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 16, 1998, and as further amended and restated as of April 22, 1999 (incorporated by reference to our registration statement on Form F-6 filed on April 20, 1999 (File No. 333-9514)).
2.2	Note Purchase Agreement relating to the issuance by Global Telecom S.A. of €710,000,000 of floating rate notes due 2004, dated July 27, 2001, among Portugal Telecom International Finance B.V., Global Telecom S.A. and Citibank N.A. London (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
2.3	Agency Agreement relating to the issuance by Global Telecom S.A. of€710,000,000 of floating rate notes due 2004, dated July 27, 2001, between Citibank N.A. London and Global Telecom S.A. (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
2.4	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
2.5	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A. (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.1	Standard Authorization Agreement for Personal Cellular Service together with an English translation.
4.2	Consulting Agreement (Instrumento Particular de Prestação de Serviços de Consultoria) dated as of January 7, 1999, between Telesp Celular S.A. and Portugal Telecom S.A. (currently Portugal Telecom S.G.P.S. S.A.) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.3	Shareholders’ Agreement dated as of February 6, 2001, among DDI Corporation, Inepar Telecomunicações S.A., ITX Corporation and Telesp Celular Participações S.A. (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.4	First Amendment to the Shareholders’ Agreement of Global Telecom S.A. dated August 14, 2001, among Telesp Celular Participações S.A, KDDI Corporation (formerly known as DDI Corporation), Inepar Telecomunicações S.A. and ITX Corporation (together with an English translation) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.5	Share Sale and Purchase Agreement dated January 13, 2001, among DDI Corporation, Inepar Telecomunicações S.A. and ITX Corporation (the “Sellers”) and Telesp Celular Participações S.A. (the “Purchaser”) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.6	Irrevocable Promise of Purchase and Sale of Shares Agreement and Other Covenants dated January 13, 2001, among DDI Corporation, Inepar Telecomunicações S.A. and ITX Corporation (the “Sellers”) and Telesp Celular Participações S.A. (the “Purchaser”) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.7	Supply Agreement (Contrato de Fornecimento) dated as of August 27, 2001, between Global Telecom S.A. and Motorola do Brasil Ltda. (together with an English summary) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.8	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor) (together with an English summary) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
4.9	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor) (together with an English summary) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).
8.1	Significant subsidiaries.
12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

        There are omitted from the exhibits filed with or incorporated by reference into this annual report, certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

ANNEX A

GLOSSARY OF TELECOMMUNICATIONS TERMS

        The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

       1xRTT (Single Carrier Radio Transmission Technology): An advanced data transfer technology, which is the evolution of CDMA.

       AMPS (Advanced Mobile Phone System): A form of analog technology.

       Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other modulated electrical audio signals that are not in digital form.

       ARPU: Average revenue per user.

       ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

       A Band Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “A Band.”

       B Band Service Provider: A cellular service provider that has been granted a concession or an authorization to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “B Band.”

       Base station: A radio transmitter/receiver that maintains communications with the cellular handsets within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telecommunication network.

       BTS: A digital base station.

       Cellular service: A cellular telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

       CDI (Certificado de Depósito Interbancário, or Brazilian Interbank Offered Rate): A benchmark Brazilian interest rate that is disclosed daily. It is the rate used (a) when banks borrow money from other banks and (b) in financial transactions between companies and banks.

       CDMA (Code Division Multiple Access): A digital technology that divides the frequency spectrum into multiple code ranges.

        COFINS (Contribuição para Financiamento de Seguridade Social): A social contribution tax imposed on gross revenues.

        CPMF (Contribuição Provisória sobre Movimentação Financeira): A contribution tax imposed on financial transfers and withdrawals.

        CSLL (Contribuição Social sobre o Lucro Líquido): A social contribution tax imposed on income results.

        Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

        Exchange: See Switch.

        FGV (Fundação Getulio Vargas): A private economic research organization.

        Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

       GPRS (General Packet Radio Service): An advanced data transfer technology that is a result of the evolution of GSM.

       GSM (Global System for Mobile Communications): A form of digital technology.

       ICMS (Imposto sobre Circulação de Mercadorias e Serviços): The value-added tax that Brazilian states impose on certain revenues from the sale of goods and services, including telecommunication, intermunicipal and interstate commerce.

       IDSN (Integrated Digital Services Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

       IGP-DI (Índice Geral de Preços – Disponibilidade Interna or General Price Index – Internal Availability): An inflation index calculated by the FGV.

       IGP-M (Índice Geral de Preços – Mercado or General Price Index – Market): An inflation index calculated by the FGV.

       Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

       IOF (Imposto sobre Operações Financeiras): A tax that may be imposed on a variety of financial transactions.

       IP (Internet Protocol): An interconnection protocol for sub-networks, in particular for those with different physical characteristics. It is used by the Internet.

       ISS (Imposto sobre Serviços): The value-added tax that Brazilian municipalities impose on revenues from any services that are not subject to the ICMS.

       MOU: Minutes of use per customer.

       Network: An interconnected collection of elements. In a telecommunication network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

       Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge” or an “interconnection charge.”

       Optical fiber: A transmission medium that permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

       PBX (Private Branch Exchange): Telecommunication switchboard for private use, but linked to the national telecommunication network.

       PIS (Programa de Integração Social): A social contribution tax imposed on gross revenues.

       Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

       QoS: A quality of service indicator that considers such variables as quality of coverage, noise level and dropped calls, and which permits quality comparisons between networks.

       SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

       SMC (Serviço Móvel Celular or Mobile Cellular Service): A system under which Anatel granted concessions to provide mobile service in a specific frequency range.

       SMP (Serviço Móvel Pessoal or Personal Mobile Service): A service rendered pursuant to a new legislation for wireless companies by which Anatel has authorized wireless companies to provide mobile communication services.

       SMS: A short message service provided by wireless telecommunications.

       Switch: These are used to set up and route calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

       TDMA (Time Division Multiple Access): A digital technology that divides the frequency spectrum into multiple time ranges.

       Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

       WAP: Wireless Applications Protocol.

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Francisco José Azevedo Padinha
Name:	Francisco José Azevedo Padinha
Title:	Chief Executive Officer

By:	/s/ Fernando Abella Garcia
Name:	Fernando Abella Garcia
Title:	Chief Financial Officer

Date: June 23, 2003

CERTIFICATION

I, Francisco José Azevedo Padinha, certify that:

1.	I have reviewed this annual report on Form 20-F of TELESP CELULAR PARTICIPAÇÕES S.A.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

By:  /s/    Francisco José Azevedo Padinha
    Name: Francisco José Azevedo Padinha
    Title: Chief Executive Officer

CERTIFICATION

I, Fernando Abella Garcia, certify that:

1.	I have reviewed this annual report on Form 20-F of TELESP CELULAR PARTICIPAÇÕES S.A.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

By:  /s/    Fernando Abella Garcia
    Name: Fernando Abella Garcia
    Title: Chief Financial Officer

EXHIBIT 12.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of TELESP CELULAR PARTICIPAÇÕES S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Francisco José Azevedo Padinha, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 23, 2003

By:  /s/    Francisco José Azevedo Padinha
    Name: Francisco José Azevedo Padinha
    Title: Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

       In connection with the Annual Report of TELESP CELULAR PARTICIPAÇÕES S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Fernando Abella Garcia, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 23, 2003

By:  /s/    Fernando Abella Garcia
    Name: Fernando Abella Garcia
    Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Telesp Celular Participacoes S.A. and subsidiaries
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-3
Consolidated Statements of Income (Loss) for the years ended December 31, 2000, 2001 and 2002	F-5
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000,
2001 and 2002	F-6
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2000,
2001 and 2002	F-7
Consolidated Statements of Cash Flows for the years ended December, 31, 2000, 2001 and 2002	F-9
Notes to the Consolidated Financial Statements	F-11

Globaltelcom Telecomunicacoes S.A., Daini do Brasil S.A. and GTPS S.A.. Participacoes em
Investimentos de Telecomunicacoes
Independent Auditors' Report	F-67
Combined Balance Sheets as of December 31, 2001	F-68
Combined Statements of Operations for the period from February 6 to December 31, 2001 and from
January 1, 2002 to December 27, 2002	F-70
Combined Statements of Changes in Shareholders' Deficit for the year ended December 31, 2001..	F-71
Combined Statements of Changes in Financial Position for the period from February 6 to December
31, 2001 and from January 1, 2002 to December 27, 2002	F-72
Combined Statements of Cash Flows for the period from February 6 to December 31, 2001 and from
January 1, 2002 to December 27, 2002	F-73
Notes to the Combined Financial Statements	F-74

Definitions:

BR CL — Accounting principles in accordance with Brazilian Corporate Law
U.S. GAAP — Generally accepted accounting principles in the United States of America

Independent Auditors’ Report

To Telesp Celular Participações S.A.:

(1)     We have audited the accompanying consolidated balance sheets of Telesp Celular Participações S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income (loss), changes in shareholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and changes in their financial position for the each of the three years in the period ended December 31, 2002, in conformity with accounting practices adopted in Brazil.

(4)     Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) attributable to shareholders for each of the three years in the period ended December 31, 2002 and the determination of shareholders’ equity as of December 31, 2001 and 2002 to the extent summarized in Note 37 to the consolidated financial statements.

(5)     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the three years in the period ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu

April 30, 2003São
Paulo, Brazil.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002

(In thousands of Brazilian reais)

A S S E T S

		December 31,
	Note	2001	2002
CURRENT ASSETS:
Cash and cash equivalents	12	81,506	17,803
Trade accounts receivable, net	13	442,438	540,093
Receivable from subsidiaries and affiliates	31	-	16,256
Inventories	14	84,903	147,670
Recoverable taxes	15	111,083	225,445
Deferred income tax	11	190,061	173,323
Derivatives	18	6,633	15,870
Prepaid expenses	16	18,751	26,379
Other current assets	17	11,770	6,287
Total current assets		947,145	1,169,126
NONCURRENT ASSETS:
Trade accounts receivable, net	13	30,613	11,867
Recoverable taxes	15	28,369	48,266
Deferred income tax	11	895,633	866,567
Derivatives	18	610,850	1,738,242
Prepaid expenses	16	5,707	5,730
Other noncurrent assets	17	30	4,427
Total noncurrent assets		1,571,202	2,675,099
PERMANENT ASSETS:
Investments	19	582,860	722,693
Other investments	34	69
Property, plant and equipment, net	20	3,695,791	4,778,114
Goodwill on merged subsidiary, net	21	75,136	66,710
Deferred assets, net	22	-	242,574
Total permanent assets		4,353,821	5,810,160
Total assets		6,872,168	9,654,385

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002

(In thousand of Brazilian reais)

LIABILITIES, SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION

		December 31,
	Note	2001	2002
CURRENT LIABILITIES:
Payroll and related accruals	23	26,683	37,436
Trade accounts payable	24	506,900	470,785
Taxes payable	25	103,205	141,720
Loans and financing	26	454,751	2,068,070
Dividends and interest on shareholders' equity		19,995	9,570
Reserve for contingencies	28	29,358	36,590
Derivatives	18	91,589	83,183
Payables to subsidiaries and affiliates	31	36,822	103,557
Other liabilities	27	50,466	71,909
Total current liabilities		1,319,769	3,022,820
NONCURRENT LIABILITIES:
Loans and financing	26	2,125,373	2,392,731
Reserve for contingencies	28	80,150	100,275
Taxes payable	25	-	118,720
Provision for losses on investments	19	582,860	-
Other liabilities	27	19,910	7,979
Provision for pension plan	30	1,306	1,750
Total noncurrent liabilities		2,809,599	2,621,455
SHAREHOLDERS´ EQUITY:
Capital stock	33a	1,873,347	4,373,661
Capital reserve		1,164,754	1,067,796
Accumulated deficit		(295,454)	(1,431,500)
Total shareholders' equity		2,742,647	4,009,957
Funds for capitalization		153	153
SHAREHOLDERS´ EQUITY AND FUNDS FOR CAPITALIZATION		2,742,800	4,010,110
Total liabilities and shareholders' equity		6,872,168	9,654,385

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) FOR THE YEARS ENDED

DECEMBER 31, 2000, 2001 AND 2002

(In thousands of Brazilian reais — except per share amounts)

		Years ended December 31,
	Note	2000	2001	2002
NET OPERATING REVENUE	4	2,766,706	2,946,234	3,390,593
COST OF SERVICES AND GOODS	5	(1,689,161)	(1,656,420)	(1,648,384)
GROSS PROFIT		1,077,545	1,289,814	1,742,209
OPERATING EXPENSES:
Selling expenses	6	(554,186)	(605,009)	(617,871)
General and administrative expenses	7	(217,873)	(271,195)	(288,542)
Other net operating income (expenses)	8	33,881	(67,642)	(70,113)
OPERATING INCOME BEFORE EQUITY IN LOSSES OF
UNCONSOLIDATED SUBSIDIARY AND NET FINANCIAL
EXPENSES		339,367	345,968	765,683
EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARY	19	-	(653,595)	(890,706)
NET FINANCIAL EXPENSES	9	(137,135)	(541,477)	(808,422)
OPERATING INCOME (LOSS)		202,232	(849,104)	(933,445)
Net nonoperating income (expenses)	10	(669)	(408)	10,005
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND INCOME TAXES		201,563	(849,512)	(923,440)
Extraordinary item	19	-	(278,769)	(170,846)
INCOME (LOSS) BEFORE INCOME TAXES		201,563	(1,128,281)	(1,094,286)
Income taxes	11	(49,396)	14,664	(46,475)
NET INCOME (LOSS)		152,167	(1,113,617)	(1,140,761)
Shares outstanding at December 31 (thousands)		458,367,772	458,367,772	1,171,784,352
Earnings (loss) per thousand shares		0.3320	(2.4295)	(0.9735)

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(In thousands of Brazilian reais)

					Retained
			Income reserves		earnings
				Unrealized	(accumulated
	Capital Stock	Capital reserve	Legal reserve	profit reserve	deficit)	Total
BALANCES AT DECEMBER 31, 1999	434,719	1,065,044	40,539	249,153	477,521	2,266,976
Partial spin-off	(100)	(1,055,200)	-	-	-	(1,055,300)
Effect of goodwill reserve on subsidiary (Note 34)	-	1,055,200	-	-	-	1,055,200
Capital increase	1,125,085	-	-	-	-	1,125,085
Exchange of shares for minority interest	313,643	-	-	-	-	313,643
Premium on exchange of shares for minority interest	-	101,671	-	-	-	101,671
Effect of merger of minority shareholders' portion	-	(2,026)	-	-	-	(2,026)
Profit from sale of shares (dissenting shareholders)	-	65	-	-	-	65
Net income	-	-	-	-	152,167	152,167
Realization of unrealized profit reserve	-	-	-	(220,317)	220,317	-
Legal reserve	-	-	7,608	-	(7,608)	-
Interest on shareholders' equity	-	-	-	-	(60,908)	(60,908)
Dividends	-	-	-	-	(39,448)	(39,448)
BALANCES AT DECEMBER 31, 2000	1,873,347	1,164,754	48,147	28,836	742,041	3,857,125
Provision for pension plan, net of tax (Note 30)	-	-	-		(861)	(861)
Net loss	-	-	-	-	(1,113,617)	(1,113,617)
Reversal of reserves	-	-	(48,147)	(28,836)	76,983	-
BALANCE S AT DECEMBER 31, 2001	1,873,347	1,164,754	-	-	(295,454)	2,742,647
Capital increase	2,403,356	-	-	-	-	2,403,356
Capitalization of special premium reserve	96,958	(96,958)	-	-	-	-
Expired dividends - declared in 1998	-	-	-	-	4,715	4,715
Net loss	-	-	-	-	(1,140,761)	(1,140,761)
BALANCE S AT DECEMBER 31, 2002	4,373,661	1,067,796	-	-	(1,431,500)	4,009,957

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(In thousands of Brazilian reais)

	Years ended December 31,
	2000	2001	2002
SOURCES OF FUNDS:
From operations:
Net income (loss)	152,167	(1,113,617)	(1,140,761)
Items not affecting working capital:	383,162	1,413,843	1,933,684
Depreciation and amortization	549,557	600,777	685,315
Monetary and exchange variations on noncurrent items, net	(47,499)	(88,168)	139,647
Net book value of property, plant and equipment and investments sold	1,124	1,124	13,134
Reserve for contingencies	13,915	29,258	8,644
Reserve for (reversal of) pension plan	(29,355)	-	444
Deferred taxes	2,428	(61,512)	24,948
Noncurrent accounts receivable	(107,073)	-	-
Equity in results of operations of affiliate	-	653,595	890,706
Provision for loss on investment	-	278,769	170,846
Profit from sale of shares (dissenting shareholders)	65	-	-
Total from operations	535,329	300,226	792,923
From shareholders `equity:
Capital increase	1,125,085	-	2,403,356
Merged net assets from spin-off of parent company	108,553	-	-
From third parties:
Loans and financing	343,870	1,676,161	-
Other sources:
Call option contracts	31,855	-	-
Transfer of noncurrent to current assets	2,595	184,356	20,438
Expired dividends	-	-	4,715
Transfer of permanent to current assets	-	-	15,217
Total sources	2,147,287	2,160,743	3,236,649

USES OF FUNDS
Property, plant and equipment	731,491	835,284	327,285
Transfer of noncurrent to current liabilities	733,623	581,627	825,368
Proposed dividends / interest on shareholders' equity	100,356	-	-
Increase in deferred assets	-	-	46,642
Effect on working capital arising from consolidation of Global Telecom
S.A	-	-	66,397
Effect on working capital arising from merger of wholly-owned merged
subsidiary	52,485	-	-
Goodwill on merged subsidiary	84,265	-	-
Prepaid expenses	-	110,955	-
Goodwill paid on acquisition of Global Telecom	-	585,548	290,282
Expenses paid on behalf of Global Telecom	-	-	531,439
Advances for future capital increases	-	276,081	319,393
Investments in subsidiaries and affiliates	-	70,735	2,310,878
Other investments	194	34	35
Total uses	1,702,414	2,460,264	4,717,719
Increase (decrease) in working capital	444,873	(299,521)	(1,481,070)

	Years ended December 31,
	2000	2001	2002
Represented by:
Current assets	341,902	(312,003)	221,981
Beginning of period	917,246	1,259,148	947,145
End of period	1,259,148	947,145	1,169,126
Current liabilities	(102,971)	(12,482)	1,703,051
Beginning of period	1,435,222	1,332,251	1,319,769
End of period	1,332,251	1,319,769	3,022,820
Increase (decrease) in working capital	444,873	(299,521)	(1,481,070)

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(In thousands of Brazilian reais)

	Years ended December 31,
	2000	2001	2002
OPERATING ACTIVITIES:
Net income (loss)	152,167	(1,113,617)	(1,140,761)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	549,557	600,777	685,315
Reserve for (reversal of) reserve pension plan	(29,355)	-	444
Loss on permanent asset disposals	1,124	1,124	13,134
Gains on forward and swap contracts	(96,512)	(175,328)	(1,079,128)
Provision for doubtful accounts	128,918	94,043	68,329
Monetary and exchange variation	307,501	235,896	1,326,595
Cash received on forwards and swaps contracts	-	-	402,254
Equity in results of operations of affiliate	-	653,595	890,706
Allowance for loss on investment	-	278,769	170,846
(Increase) in accounts receivable	(130,192)	(41,636)	(77,965)
(Increase) in receivable from subsidiaries and affiliates	-	-	(16,206)
Increase in inventories	(33,582)	(30,401)	(23,117)
(Increase) decrease in recoverable taxes and deferred income taxes	39,505	(73,229)	(39,361)
(Increase) decrease in other current assets	(5,520)	105,047	(2,409)
(Increase) decrease in noncurrent accounts receivable	(107,073)	76,460	18,746
(Increase) decrease in other noncurrent assets	2,564	(110,955)	1,692
Increase (decrease) in payroll and related accruals	(2,777)	6,158	3,315
Increase (decrease) in interest payable	(28,977)	182,271	(143,472)
Decrease in accounts payable	(225,630)	(35,050)	(142,228)
Increase (decrease) in taxes payable	6,509	(14,082)	32,106
Increase (decrease) in other current liabilities	37,282	151,789	(19,179)
Increase (decrease) in other noncurrent liabilities	31,855	(11,945)	54,790
Net cash provided by operating activities	597,364	779,686	984,446
INVESTING ACTIVITIES
Additions to property, plant and equipment	(731,491)	(835,284)	(327,285)
Additions to deferred assets	-	-	(46,642)
Acquisition of merged subsidiary	(136,750)	-	-
Acquisition of Holdings, net of cash acquired	-	(656,283)	(284,795)
Advances for future capital increases – Global Telecom and Holdings	-	(276,081)	(2,630,270)
Expenses paid on behalf of Global Telecom	-	-	(531,439)
Other investments	-	(34)	(35)
Net cash used in investing activities	(868,241)	(1,767,682)	(3,820,466)
FINANCING ACTIVITIES
Loans repaid	(1,366,945)	(523,376)	(3,597,817)
New loans obtained	805,537	1,293,900	3,972,489
Dividends and interest on capital	(62,652)	(87,087)	(5,711)
Capital increase	1,125,085	-	2,403,356
Others	65	-	-
Net cash provided by financing activities	501,090	683,437	2,772,317
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	230,213	(304,559)	(63,703)
CASH AND CASH EQUIVALENTS:
At the beginning of the year	155,852	386,065	81,506
At the end of the year	386,065	81,506	17,803

	Years ended December 31,
	2000	2001	2002
SUPPLEMENTARY CASH FLOW INFORMATION:
Income tax and social contribution paid	604,261	-	-
Interest paid	191,086	161,660	410,141
Details of acquisition of Holdings:
Current assets, excluding cash acquired	-	-	155,111
Noncurrent assets	-	-	471,990
Permanent assets	-	-	1,952,769
Current liabilities	-	-	(226,995)
Noncurrent liabilities	-	-	(394,140)
Net assets on date of acquisition	-	-	1,958,735
Elimination of investment accounts:
Advances of future capital increases	-	-	(2,906,351)
Intercompany payable	-	-	(531,439)
Investments	-	-	1,473,568
Cash acquired			(5,487)
Cash paid, recorded as goodwill	-	-	290,282
Net cash paid for acquisitions	-	-	284,795

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.     OPERATIONS AND BACKGROUND

Telesp Celular Participações S.A. (“TCP”) was incorporated in conformity with article 189 of Law No. 9.472/97 — General Telecommunications Law and Decree No. 2,546, of April 14, 1998 as a result of the spin-off of Telecomunicações Brasileiras S.A. — Telebrás, which was approved at the shareholders’meeting held on May 22, 1998. The related appraisal report is dated February 28, 1998.

At December 31, 2000 and 2001 and 2002 TCP held 100% of the voting capital of Telesp Celular S.A. (“TC”) and 100% of the total capital. The subsidiary is the operator of the mobile cellular telephone services in the State of São Paulo, in accordance with the terms of the concession granted by the Federal Government, which will expire in August 2008 and can be renewed for an additional 15 years if approved by the Brazilian National Telecommunications Agency (ANATEL). Management believes that the Company will qualify for such renewal.

On November 27, 2000, TC acquired from Centrais Telefônicas de Ribeirão Preto S.A. — CETERP, holder of 100% of the shares of Ceterp Celular S.A., the concessionaire of Band A cellular mobile services in the cities of Ribeirão Preto and Guatapará, in the state of São Paulo, for R$148.6 million. On December 15, 2000, Telesp Celular S.A., for the purpose of reducing administrative, commercial and financial costs and using the synergies between companies, merged with Ceterp Celular as of November 30, 2000. Ceterp Celular was a cellular service provider owned by a municipality, with approximately 54,200 customers and R$43.0 million in net operating revenue during the eleven months ended November 30, 2000.

On February 6, 2001, under the terms of the Contract for Purchase and Sale of Shares entered into on January 13, 2001 (the “Purchase Agreement”), TCP acquired 49% of the outstanding voting common stock and 100% of the outstanding preferred stock capital, representing 83% of the capital of Daini do Brasil S.A. (Daini), Globaltecom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A.Participação em Investimentos de Telecomunicações) (collectively, the “Holdings”), which controlled Global Telecom S.A. (“GT”). . On July 27, 2001, the holding companies acquired the remaining outstanding stock of GT at which time, TCP indirectly owned 83% of the total capital of GT. Total consideration paid amounted to R$932,364. GT is the operator of the Band “B” mobile cellular telephone services in the States of Paraná and Santa Catarina in accordance with the terms of the concession granted by the Federal Government, which will expire in April, 2013 and can be renewed for an additional 15 years if approved by ANATEL.

In connection with the Purchase Agreement, TCP agreed to acquire the remaining 51% of the common shares (17% of the remaining total equity) for a total consideration of US$ 76.3 million adjusted at a rate of LIBOR plus 4% per year to the date of actual purchase, subject to approval by ANATEL. On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies for R$290,282 and, considering its directly and indirect interests, now owns 100% of the capital of GT.

As a result of these acquisitions, TCP and the Holdings have recorded goodwill of R$875,830 and R$183,282, respectively, relating to their participation in the net equity of the acquired companies. Additionally, the Holdings had recorded goodwill of R$113,196 in connection with previous acquisitions. In 2001, through a corporate restructuring plan, TCP transferred R$585,548 of goodwill paid on acquisitions to the Holdings, which recorded income tax benefits amounting to R$193,231. The Holdings, in the same manner, transferred the goodwill paid (R$183,282and R$113,196) to GT, which recorded income tax benefits amounting to R$95,271. The completion of the above restructurings did not result in modification to the related participations and goodwill recorded in TCP’s financial statements.

Telecommunications services provided by TC and GT, including related services, are regulated by the Federal regulatory authority, ANATEL, as authorized by Law No. 9,472, of July 16, 1997, and related decrees and regulations.

TCP and its subsidiaries are hereinafter referred to as the “Company.”

Joint venture

On December 27, 2002, the assets in the Brazilian mobile telephony market held by the shareholders PT Móveis —Serviços de Telecomunicações, SGPS (“PT”) and Telefónica Móviles S.A. (“TEM””), represented by the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands (50% owned by PT and 50% owned by TEM).

As a result, as of December 31, 2002, Telesp Celular Participações S.A. is a publicly held company owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital) which is wholly owned by Brasilcel N.V. Total voting capital directly and indirectly owned by Brasilcel N.V. as of December 31, 2002 was 93.7%.

Senior management of the companies involved understand that all companies will benefit from this process, particularly from the synergies achieved with increased operating volumes, economy of scale and standardization of operating processes. However, this process may result in adjustments related to principally systems consolidation that could offset partially the sinergies achieved by an increase of our operating expenses and capital expenditures in the short-term.

Migration from SMC to SMP

On December 10, 2002, ANATEL and the subsidiaries TC and GT signed a document authorizing Personal Cellular Service (SMP), effective from the date of publication in the official gazette on December 12, 2002.

Under the above-mentioned document, Mobile Cellular Service (SMC), provided under concession, was replaced by Personal Cellular Service (SMP), provided under authorization, both granted by the Federal Government.

Authorizations granted to TC and GT are valid for the remaining periods of the concessions previously granted, to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for an additional period of fifteen years, subject to a renewal fee.

The principal changes arising from the migration from SMC to SMP are:

  Consolidation of the joint venture between TEM and PT in Brazil.

  The SMPuser will have the right to choose the long distance service provider by using the provider selection code (SMP) for calls within the access areas.

  More demanding quality goals.

  Free negotiation of interconnection tariffs beginning June 2004.

2.     PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with accounting practices in accordance with Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

a. The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of income in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

b. Consolidated Financial Statements

The consolidated financial statements include:

  As of December 31, 2001 and 2002, and for the three years ended December 31, 2002, balances and transactions of TC, and, Telesp Celular International Ltd and Telesp Celular Overseas, companies located in the Cayman Islands for the purposes of financial funding and lending.

  As of December 31, 2002, the balance sheets of the Holdings and GT, which became subsidiaries on December 27, 2002, were included in consolidation. Prior to December 27, 2002, TCP’s interest in the Holdings was accounted for using the equity method of accounting.

In consolidation, all intercompany balances and transactions and unrealized profits are eliminated in consolidation. The consolidated financial statements include monetary restatement of permanent assets and shareholders’ equity through December 31, 1995, in accordance with legislation in force.

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.     SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

(a)     Cash and Cash Equivalents — Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

(b)     Trade Accounts Receivable — Accounts receivable from cellular customers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, net also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from sale of handsets and accessories.

(c)     Allowance for Doubtful Accounts — Provision is made for trade accounts receivable for those receivables whose recoverability is considered remote.

(d)     Foreign Currency Transactions — Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation and premiums related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

(e)     Inventories — Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

(f)     Prepaid Expenses — Are stated at amounts disbursed for expenses yet to be incurred.

(g)     Investments—Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

(h)     Property, Plant and Equipment — Are stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. At December 31, 2002, the concession license of GT is included in property, plant and equipment, and is being amortized using the straight-line method over the initial license term of 15 years. The interest on loans for financing construction in progress is capitalized as part of the cost of the asset.

Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations.

(i)     Goodwill on merged subsidiary — Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

(j)     Deferred assets – Represent preoperating expenses incurred by GT that have been deferred. Preoperating expenses are being amortized using the straight-line method over a period of ten years. Also includes amounts paid for exclusivity agreements with certain authorized dealers of the Company. These amounts are being amortized over the term of the related agreements, ranging from one to three years.

(k)     Income and Social Contribution Taxes—are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. The deferred taxes attributable to temporary differences, tax losses and social contribution tax loss carryforwards of TC are recorded as assets, based on the assumption of their future realization.

The deferred tax assets of TCP and GT have not been recorded, since their realization is not considered to be more likely than not.

(l)     Loans and Financing — Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

(m)     FISTEL Fees — Through December 31, 2000, FISTEL (Telecommunication Inspection Fund) fees related to activations of new customers were charged to operations when paid. In light of industry practice, beginning January 1st, 2001, such charges are being deferred and amortized over a period of the estimated customer relationship period. This amortization period commences upon the date of activation fee.

(n)     Reserve for Contingencies — Is based on legal advice and management’s opinion as to the likely outcome of the outstanding matters at the balance sheet date.

(o)     Pension and Post-Retirement Benefits — TCP and TC , together with other companies of the Telecommunications System, sponsor a private pension plan entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other pension benefits for their employees. The contributions are recognized on the accrual basis of accounting. Additional information on the pension plan is presented in Note 30.

(p)     Vacation Payable Accrual — Cumulative vacation payable due to employees is accrued as incurred.

(q)     Revenue Recognition — Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Revenues for all services are recognized when the service is provided, except for pre-paid services (and the respective estimated cost of providing the service), which is recognized when the revenue is collected. Billings are made on monthly basis. Unbilled revenues from the billing date to month end are estimated and recognized as revenues during the month in which the service was provided. Revenues from sales of handsets and accessories are recorded on the accrual basis.

(r)     Net Financial Expense — Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Exchange gains and losses on forward contracts and swaps are included in net financial expenses.

(s)     Derivatives — The Company enters into certain foreign exchange forward and swap contracts in order to manage its exposure to fluctuations in U.S. Dollars (US$) and Euros (€) to Reais (R$) exchange rates for debt denominated in Dollars and Euros. The Company also has entered into call options, selling contracts whose related premiums received are being credited to the income statement on an accrual basis during the contract period. The derivatives are recorded based on the settlement basis with gains/losses recorded as net financial expense.

(t)     Earnings (loss) per Share—Earnings (loss) per thousand shares are calculated based on the number of shares outstanding on the balance sheet date. (u) Research and Development — Research and development costs are charged to expense as incurred.

(v)     Segment Information — The Company operates in two segments for local and regional cellular telecommunications, which correspond to the operations in the state of São Paulo – Telesp Celular, and in the states of Paraná and Santa Catarina – Global Telecom.

(w)     Use of Estimates — The preparation of consolidated financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4.     NET OPERATING REVENUE

	Years ended December 31,
	2000	2001	2002
Monthly subscription charges	798,731	820,734	972,498
Use of network	1,001,393	1,025,604	1,169,983
Roaming charges	75,911	70,031	47,419
Additional call charges	51,158	62,537	54,667
Interconnection	706,341	1,119,969	1,346,746
Additional services	35,397	31,303	34,789
Other services	9,095	4,903	8,245
Total gross revenue from services	2,678,026	3,135,081	3,634,347
Value-added tax on sales and services - ICMS	(463,589)	(474,257)	(550,857)
Employees' profit participation program -PIS/ Social
contribution on billing - COFINS	(97,747)	(112,626)	(132,398)
Fust/ Funtel	-	(19,886)	(24,398)
Service tax - ISS	(205)	(279)	(129)
Discounts granted	-	(49,339)	(6,372)
Net operating revenue from services	2,116,485	2,478,694	2,920,193
Sale of handsets and accessories	1,004,371	706,165	717,850
Value-added tax on sales and services - ICMS	(111,180)	(49,186)	(59,331)
Employees' profit participation program -PIS/ Social
contribution on billing - COFINS	(28,846)	(19,575)	(20,811)
Discounts granted	(165,940)	(119,555)	(145,653)
Returns of goods	(48,184)	(50,309)	(21,655)
Net operating revenue from sales of
Handsets and accessories	650,221	467,540	470,400
Total net operating revenue	2,766,706	2,946,234	3,390,593

There are no customers which contributed more than 10% of gross operating revenues in 2000, 2001 and 2002, except for Telecomunicações de São Paulo S.A. — TELESP, a related party. Telecomunicações de São Paulo S.A. — TELESP is the fixed service provider for the Company’s area and contributed approximately 16%, 25% and 26% of the total gross revenue for the years ended December 31, 2000, 2001 and 2002, respectively, mainly in relation to network usage charges.

5.     COST OF SERVICES AND GOODS

	Years ended December 31,
	2000	2001	2002
Personnel	(28,395)	(25,383)	(27,222)
Outside services	(111,791)	(125,000)	(114,219)
Leased lines	(118,462)	(113,022)	(72,392)
Rent, insurance, condominium fees	(38,885)	(70,081)	(80,171)
Interconnection	(156,518)	(210,986)	(231,466)
Taxes and contributions	(49,278)	(3,494)	(5,044)
Depreciation and amortization	(510,492)	(519,822)	(564,134)
Cost of products sold	(666,560)	(580,637)	(548,907)
Other	(8,780)	(7,995)	(4,829)
Total	(1,689,161)	(1,656,420)	(1,648,384)

6.     SELLING EXPENSES

	Years ended December 31,
	2000	2001	2002
Personnel	(53,356)	(61,797)	(82,539)
Supplies	(8,263)	(10,320)	(8,947)
Outside services(i)	(229,129)	(273,680)	(264,066)
Rent, insurance, condominium fees	(9,872)	(11,666)	(15,592)
Taxes and contributions	(43,206)	(67,850)	(91,478)
Depreciation and amortization	(8,804)	(21,845)	(55,933)
Allowance for doubtful accounts	(128,918)	(94,043)	(68,329)
Other	(72,638)	(63,808)	(30,987)
Total	(554,186)	(605,009)	(617,871)

(i)     Outside services include advertising costs amounted to R$89,807, R$95,801 and R$78,726 in 2000, 2001 and 2002, respectively.

7.     GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2000	2001	2002
Personnel	(32,750)	(38,699)	(48,954)
Supplies	(3,295)	(4,074)	(2,451)
Outside services	(127,313)	(153,087)	(153,913)
Rent, insurance, condominium fees	(13,515)	(18,066)	(20,374)
Taxes and contributions	(1,087)	(738)	(3,069)
Depreciation and amortization	(29,558)	(50,684)	(56,822)
Management compensation	(2,902)	(3,142)	(2,318)
Other	(7,453)	(2,705)	(641)
Total	(217,873)	(271,195)	(288,542)

Total research and development costs were R$2,788 and R$2,187 for 2000 and 2001, respectively. For 2002 there was no costs of research and development.

8.     OTHER NET OPERATING INCOME (EXPENSES)

	Years ended December 31,
	2000	2001	2002
Late fees and penalties	24,354	14,517	18,230
Recovered expenses	16,608	4,366	4,547
Reversal of reserve for pension plan	29,355	-	-
Reserve for contingencies	(7,721)	(37,294)	(30,813)
Consulting - technology and management	(39,828)	(46,349)	(54,678)
Ceterp Celular S.A. goodwill amortization	(703)	(8,426)	(8,426)
Taxes other than on income	(210)	-	(985)
Other	12,026	5,544	2,012
Other net operating income (expenses)	33,881	(67,642)	(70,113)

9.     NET FINANCIAL EXPENSES

	Years ended December 31,
	2000	2001	2002
Income:
Financial income	66,664	65,885	69,156
Exchange variation	7,455	-	-
Gains on forward and swap contracts	96,512	175,328	1,079,128
Total	170,631	241,213	1,148,284
Expense:
Financial expenses	(188,495)	(512,015)	(481,190)
Monetary/exchange variations	(119,271)	(270,675)	(1,475,516)

Total	(307,766)	(782,690)	(1,956,706)
Net financial expenses	(137,135)	(541,477)	(808,422)

10.     NET NONOPERATING INCOME (EXPENSES)

	Years ended December 31,
	2000	2001	2002
Income:
Net gain (loss) on disposal of fixed assets	(666)	(907)	10,190
Other	(3)	499	(185)
Nonoperating income (expenses), net	(669)	(408)	10,005

11.     INCOME TAXES

In 2001 and 2002, the income tax expense was calculated based on the rates in effect of 34% (25% income tax and 9% social contribution tax). In 2000, the rates were 37% (25% income tax and 12% social contribution tax) during the month of January and 34% (25% income tax and 9% social contribution tax) in the period from February to December.

The taxes on temporary differences, tax loss and social contribution tax loss carryforwards were calculated based on the rate of 34%.

       a. Components of Income Taxes

	Years ended December 31,
	2000	2001	2002

Current tax benefit (expense)	(76)	10,691	(670)
Deferred income tax benefit (expense)	(49,320)	3,973	(45,805)
Total	(49,396)	14,664	(46,475)

       b. Reconciliation of Effective Tax Rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for 2000, 2001 and 2002:

	Years ended December 31,
	2000	2001	2002

Income (loss) before taxes	201,563	(1,128,281)	(1,094,286)
Income tax and social contribution on income at
combined statutory rate	(69,364)	383,616	372,057

Permanent additions:
Interest on capital credited/forfeited	-	-	(1,829)
Nondeductible expenses	(351)	(5,359)	(3,023)
Equity in losses of unconsolidated subsidiary	-	(222,222)	(302,840)

Permanent exclusions:
Foreign subsidiaries	-	-	3,036
Interest on capital	20,703	-	-
Other:
Unrecognized income and social contribution tax
benefits in TCP(i)	(384)	(141,214)	(115,789)
Other	-	(157)	1,913
Income and social contribution tax (charges) credits	(49,396)	14,664	(46,475)

(i)     The Company has not recognized these deferred income tax benefits as it is not “more likely than not” that these benefits will be the offset with future taxable income.

       c. Composition of Deferred Income tax Assets

Deferred income tax assets based on temporary differences are comprised of the following:

	2001	2002

Tax credit recorded on corporate restructuring (Note 34)	837,295	728,742
Allowance for:
Inventory obsolescence	8,529	7,123
Contingencies	37,232	42,631
Doubtful accounts	33,759	29,030
Network costs and customer discounts	13,075	16,619
Derivative transactions	34,840	90,690
Profit sharing program	4,557	4,904
Other	1,864	4,037
Tax loss carryforwards	130,407	116,114
Earnings from foreign subsidiaries	(15,864)	-
Total deferred taxes	1,085,694	1,039,890

Current	190,061	173,323
Noncurrent	895,633	866,567

Deferred taxes have been recorded in TC based on the assumption of their future realization, as follows:

a)     Tax loss carryforwards of TC will be offset up to a limit of 30% per year of future taxable income. Based on projections of future taxable income, TC estimates that its tax loss carryforwards will be fully utilized in five years.

b)     The tax credit recorded on corporate restructuring consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 34) and is realized as goodwill is amortized, over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period. These studies was made by BES Investimento do Brasil S.A.

c)     Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

TC did not report taxable income for the years ended December 31, 2000 and 2001, primarily due to the amortization of merged goodwill (Note 34). In 2002, taxable income was R$2,990. Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2002 will be realized by the Company.

12.     CASH AND CASH EQUIVALENTS

	2001	2002

Cash and banks	47,221	15,853
Temporary cash investments	34,285	1,950
Total	81,506	17,803

Temporary cash investments refer principally to fixed income bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13.     TRADE ACCOUNTS RECEIVABLE, NET

The composition of accounts receivables is as follows:

	2001	2002
Unbilled amounts from services rendered	77,030	111,206
Billed amounts	175,389	212,575
Interconnection	117,113	143,899
Products sold	207,161	204,415
Allowance for doubtful accounts	(103,642)	(120,135)
Total	473,051	551,960
Current	442,438	540,093
Noncurrent	30,613	11,867

Noncurrent receivables refer to receivables from sales of “Peg&Fale” (take and talk) sets. These receivables are realized through additional airtime purchases by “Peg&Fale” service customers and are shown net of the allowance for doubtful accounts, estimated based on past additional airtime purchases.

Changes in the allowance for doubtful accounts were as follows:

	2000	2001	2002
Beginning balance	87,186	97,803	103,642
Provision for doubtful accounts charged to selling
expense	128,918	94,043	68,329
Write-offs	(118,301)	(88,204)	(62,138)
Acquisition of Global Telecom S.A	-	-	10,302
Ending balance	97,803	103,642	120,135

14.     INVENTORIES

	2001	2002
Digital handsets	108,224	169,248
Accessories	1,763	2,442
Reserve for losses	(25,084)	(24,020)
Total	84,903	147,670

15.     RECOVERABLE TAXES

	2001	2002
Recoverable income and social contribution taxes	33,642	50,097
Withholding income tax	48,271	117,193
Recoverable ICMS (State VAT)	57,539	104,776
Recoverable PIS and COFINS (taxes on revenue) and
other	-	1,645
Total	139,452	273,711

Current	111,083	225,445
Noncurrent	28,369	48,266

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are by law only available for offset over a period of 48 months.

16.     PREPAID EXPENSES

	2001	2002
FISTEL fees	20,744	30,457
Financial charges	1,314	712
Other	2,400	940
Total	24,458	32,109

Current	18,751	26,379
Noncurrent	5,707	5,730

17.     OTHER ASSETS

	2001	2002
Credits with suppliers	1,161	1,535
Credits with dealers	2,860	2,383
Escrow deposits	-	4,277
Other	7,779	2,519
Total	11,800	10,714

Current	11,770	6,287
Noncurrent	30	4,427

18.     DERIVATIVES

The Company’s foreign-currency loans are denominated in U.S. dollars and Euros and are translated at the exchange rates prevailing at December 31, 2001 and 2002, as follows:

	2001	2002
Exchange rate of R$ per U.S. dollar	2.3204	3.5333
Exchange rate of R$ per Euro	2.0630	3.7012

The forward and swap contracts described below were entered into in order to mitigate exposure of the Company to foreign exchange variations.

			Forward/
		Notional amount	swap	Current assets		Non current assets		Current liability
Issuance	Maturity	Buy (Sell)	Exchange	Book value on		Book value on		Book value on
Date	Date	(thousands)	Rate (i)	December 31		December 31		December 31
				2001	2002	2001	2002	2001	2002
10/6/1998	09/27/2004	US$200,000	R$1.1807	-	-	227,940	422,238	7,355	12,786
10/28/1998	09/27/2004	US$100,000	R$1.1807	-	-	113,970	211,824	3,678	6,393
01/22/1999	09/26/2006	US$280,000	R$1.2300	-	-	305,312	449,906	11,180	19,434
		US$580,000		-	-	647,222	1,083,968	22,213	38,613
09/9/2000	09/24/2004	US$(300,000)	R$ 2.25	-	-	(21,120)	(384,990)	-	-
11/16/2001	11/27/2004	€ 11,145	R$ 2.403	286	300	(3,782)	14,468	705	521
11/7/2001	11/29/2004	€ 33,291	R$ 2.408	830	897	(11,470)	43,046	2,074	1,577
		€ 44,436		1,116	1,197	(15,252)	57,514	2,779	2,098
12/5/2001	11/29/2004	€ 49,588(ii)	R$ 2.163	823	1,339	-	76,252	1,397	2,250
10/26/2001	11/29/2004	€ 95,233(ii)	R$ 2.444	2,975	2,572	-	119,652	7,117	4,528
10/29/2001	11/29/2004	€ 27,646(ii)	R$ 2.485	596	747	-	33,620	2,053	1,337
11/6/2001	11/29/2004	€ 11,152(ii)	R$ 2.402	286	301	-	14,486	704	521
11/5/ 2001	11/29/2004	€ 22,289(ii)	R$ 2.227	584	601	-	30,396	1,385	1,053
10/31/2001	11/29/2004	€ 110,880	R$ 2.467	-	2,996	-	136,652	-	5,325
10/30/2001	11/29/2004	€ 99,263	R$ 2.467	-	2,682	-	120,174	-	4,809
		€416,051		5,264	11,238	-	531,232	12,656	19,823
08/06/2001	07/27/2004	€50,000(iii)	R$ 2.189	-	-	-	75,608	-	3,410
08/08/2001	07/27/2004	€56,818(iii)	R$ 2.190	-	-	-	85,846	-	3,881
09/08/2001	07/27/2004	€56,005(iii)	R$ 2.209	-	-	-	83,561	-	3,883
08/09/2001	07/27/2004	€72,659(iii)	R$ 2.223	-	-	-	107,380	-	5,164
07/27/2001	07/27/2004	€64,210(iii)	R$ 2.173	-	-	-	98,123	-	4,257
		€ 299,692		-	-	-	450,518	-	20,595
Premiums payble (iv)				-	-	-	-	46,686	-
Short term contracts				253	3,435	-	-	7,255	2,054
				6,633	15,870	610,850	1,738,242	91,589	83,183

(i)     Exchange rate – R$ per 1 foreign currency.

(ii)     The non current book value of 2001 was recorded on loans and financing. (iii) Refers to GT contracts.

(iv)     In 2001 the Company bought options to purchase US$175,000,000 at fixed rates between R$2.75 and R$3.25 to US$1.00 that mature in April 2003 as well as options to purchase US$ 250,000,000 at fixed rates between R$2.75 and R$4.00 per US$1.00 that mature in March and April 2003. The premiums paid for these options in the amount of R$167,236 were charged to net financial expense during 2001. These options were sold during 2002, the difference between the carrying value and the premium received was charged to net financial expense at the date of sale.

Gains and losses on forward and swap contracts are recorded as part of net financial expenses.

During 1998 and 1999, the Company entered into long-term forward contracts in the total amount of US$580,000,000 that mature from September 2004 through September 2006. The contracts stipulate semi-annual payments of premiums of 7% to 20% (annual rates) during the initial year, and 35% to 38% of the CDI rate in subsequent years, based on the notional amount contracted. On December 31, 2001 and 2002, the CDI rate was 17.17% and 24.83%, respectively, per year. These contracts were entered into with fixed exchange rates ranging from R$1.18 to R$1.23 per US$1.00. The net settlement value of these forward contracts was R$647,222 and R$1,083,968 at December 31, 2001 and 2002, respectively, which represent unrealized gains. In addition, accrued and unpaid premiums in the amount of R$22,213 and R$38,613 are recorded in the balance sheet as part of the current liabilities at December 31, 2001 and 2002. There were no realized gains or losses on the long-term forward contracts during the years ended December 31, 2000, 2001 and 2002. Expenses related to premiums amortization were R$55,020, R$80,160 and R$119,734 for the years ended December 31, 2000, 2001 and 2002, respectively.

During 2000, the Company sold options to purchase US$ 300,000,000 at a fixed rate of R$ 2.25 to US$1.00, that mature on September 24, 2004. The unrealized loss on these contracts was R$21,120 and R$384,990 at December 31, 2001 and 2002. The premium received for these options is being amortized on a straight-line basis over the life of the contract. The unamortized premium was R$31,856 and R$19,910 at December 31, 2001 and 2002, and is included as a component of other liabilities in the balance sheet (Note 27).

At December 31, 2001 and 2002, the Company had outstanding foreign currency interest rate swaps with notional amounts of € 250,342,000 and € 760,179,000, respectively, that mature in July and November 2004. At December 31, 2002, these swaps require payments of interest at a weighted average interest rate of 103.72% of CDI over/under EURIBOR + 3.20% at a weighted average fixed exchange rate of € 2.31 per R$1.00. The carrying value of these swaps, representing unrealized gains, was R$1,039,264 at December 31, 2002. In addition, accrued and unpaid premiums in the amount of R$30,082 are recorded as current liabilities at December 31, 2002.

Additionally, at December 31, 2002 the Company had short term foreign currency swaps with notional amounts of US$ 121,446,000 to cover short term loans maturing in February and March, 2003. These swaps require payment of interest at an average rate of 113.04% of CDI against the right to receive an average fixed rate of 28.03% per annum in U.S. Dollar terms. The net carrying value of these swaps at December 31, 2002 was R$ 1,780.

Additional details regarding foreign currency forward and swap contracts and interest rate swap contracts are described in Note 32.

19.     INVESTMENTS

       a. Investments in Subsidiary/Affiliated Companies

	December 31, 2001
	Common stock	Preferred stock	Total
Investee	interest (%)	interest (%)	interest (%)
Affiliate:		(Direct Interests)
Telesp Celular S.A	100%	100%	100%
Unconsolidated affiliates:
Daini do Brasil S.A	49%	100%	83%
Globaltelcom Telecomunicacoes S.A	49%	100%	83%
GTPS S.A. Participacoes em Invest. de Telecom	49%	100%	83%

	December 31, 2002
	Common stock	Preferred stock	Total
Investee	interest (%)	interest (%)	interest (%)
Consolidated subsidiaries:		(Direct Interests)
Telesp Celular S.A	100%	100%	100%
Daini do Brasil S.A	100%	100%	100%
Globaltelcom Telecomunicacoes S.A	100%	100%	100%
GTPS S.A. Participacoes em Invest. Telecom	100%	100%	100%
Global Telecom S.A.	76.83%	76.83%	76.83%

       b. Quantity of Stock Held

	December 31, 2001
	Common stock	Preferred stock	Total
Investee	interest (%)	interest (%)	interest (%)
Affiliate:		(Direct Interests)
Telesp Celular S.A.(i)	31,411,707	49,505,725	80,917,432
Unconsolidated affiliates:
Daini do Brasil S.A	7,308,014	29,828,631	37,136,645
Globaltelcom Telecomunicacoes S.A	1,338,773	5,464,381	6,803,154
GTPS S.A. Participacoes em Invest. de Telecom	6,718	27,415	34,133

	December 31, 2002
	Common stock	Preferred stock	Total
Investee	interest (%)	interest (%)	interest (%)
Consolidated subsidiaries:		(Direct Interests)
Telesp Celular S.A.(i)	33,650,043	49,505,725	83,155,768
Daini do Brasil S.A	14,914,315	29,828,631	44,742,946
Globaltelcom Telecomunicacoes S.A	2,732,190	5,464,381	8,196,571
GTPS S.A. Participacoes em Invest. Telecom	13,710	27,415	41,125
Global Telecom S.A.	1,978	3,957	5,935

(i)     At December 31, 2001 and 2002, Telesp Celular S.A. had wholly owned investments in Telesp Celular International Ltd. and Telesp Celular overseas, financing companies located in the Cayman Islands.

       c. Subsidiary and Affiliated Company Information

	2001		2002
		Net		Net
	Shareholders'	Income	Shareholders'	Income
Investee	Equity	(loss)	Equity	(loss)
Telesp Celular S.A	3,178,256	21,045	3,274,152	250,491
Daini do Brasil S.A	(366,192)	(625,739)	397,526	(582,669)
Globaltelcom Telecomunicacoes S.A	(84,477)	(130,401)	74,455	(121,316)
GTPS S.A. Participacoes em Invest. Telecom	(58,341)	(72,590)	29,839	(67,340)
Global Telecom S.A.	-	-	911,935	(771,143)

       d. Components and Changes

Investments of TCP are comprised of interests in the capital of TC, GT and the Holdings, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

	2001	2002
Goodwill paid on investment acquisition	585,548	1,172,308
Advance for future capital increase	276,081	-
Reserve for investment losses	(278,769)	(449,615)
Investment balance	582,860	722,693

Changes in investment balances for 2002 and 2001 are as follows:

	TCP
	2001		2002
		Reserve for		Reserve for
		excess of		excess of
		liabilities over		liabilities over
	Investments	assets(i)	Investments	assets(i)
Investments	-	-	582,860	(582,860)
Acquisition of equity interests	70,735	-	-	-
Equity pick-up	(70,735)	(582,860)	-	(890,706)
Goodwill paid on investment
acquisitions (ii)	585,548	-	290,282	-
Reserve for investment losses (iii)	(278,769)	-	(170,846)	-
Advance for future capital increase	276,081	-	319,393	-
Investments in subsidiaries (iv)	-	-	837,312	1,473,566
Effects of consolidations of GT and
Holdings:
Elimination of investment and advance
for future capital increase	-	-	(1,432,786)
Recognition of pre-existing goodwill	-	-	296,478	-
Investments, net of reserve for loss	582,860	(582,860)	722,693	-

(i)     On December 31, 2001 and 2002, TCP recorded provisions for unsecured liabilities in the amount of R$582,860 and R$890,706, respectively, corresponding to its indirect participation in GT’s excess of liabilities over assets.

(ii)     The goodwill recorded on the acquisition of the interest in Holdings will be amortized over 10 years based on the estimated future profitability, to commence when profitable operations are achieved, which is anticipated to occur in 2005.

(iii)     As a result of the significant operating losses incurred by GT during 2001 and 2002, TCP elected to record provisions for losses on its investment on December 31, 2001 and 2002. These provisions were recorded as an extraordinary item in the statement of income.

(iv)     On December 30, 2002, the Company made a capital contribution in the amount of R$2,310,878 to Global Telecom S.A. and now directly holds an interest of 76.83% in GT, reducing the holding companies’ interest to 23.17%.

20.     PROPERTY, PLANT AND EQUIPMENT, NET

       a. Composition

	Consolidated
	2001	2002
	Net book		Accumulated	Net book
	value	Cost	depreciation	value
Land	37,305	39,851	-	39,851
Construction in progress	725,215	206,913	-	206,913
Transmission equipment	1,232,470	3,050,562	(1,453,729)	1,596,833
Switching equipment	552,923	1,225,184	(507,815)	717,369
Infrastructure	669,745	1,025,150	(285,097)	740,053
Software use rights	227,042	743,749	(231,939)	511,810
Buildings	85,280	127,935	(17,802)	110,133
Terminals	27,001	87,111	(32,593)	54,518
Concession license	-	915,926	(290,013)	625,913
Other assets	138,810	291,419	(116,698)	174,721
Total	3,695,791	7,713,800	(2,935,686)	4,778,114

In 2002, the Company did not capitalize financial expenses since construction in progress was internally financed. In 2001, financial expenses in the amount of R$55,685 (R$110,627 in 2000) on loans and financing for construction in progress were capitalized.

       b. Depreciation Rates

The useful lives of property, plant and equipment are as follows:

	Useful lives
	2000	2001	2002
Analog automatic switching equipment	5	6	6
Digital automatic switching equipment	7	10	10
Analog transmission and other equipment	5	5 to 25	5 to 25
Digital transmission and other equipment	7	5 to 25	5 to 25
Buildings	25	35	35
Other assets (excluding land)	5 to 25	5 to 25	5 to 25

Effective January 1, 2001, TCP revised the estimated useful lives of its property, plant and equipment. Based on the nature, current state and functional condition of property, plant and equipment as of December 31, 2000, the Company made an assessment of its plans as to the continued usage of equipment, including consideration of current and future obsolescence. The Company obtained an appraisal prepared by an independent expert (Planconsult Planejamento e Consultoria — Planconsult) of property and equipment, which suggested that the remaining useful lives of certain of its fixed assets were in excess of those currently being used. Such appraisal report considered technological developments affecting the activities of the Company’s business and the functional conditions of property and equipment.

The range of useful lives is based on the individual useful lives of the assets. Substantially all of the analog transmission equipment is currently being depreciated from 5 to 7 years. Considering the average age of the analog network, these assets should be fully depreciated within the next 1 to 2 years. In addition, more than 97% of the digital transmission equipment is currently being depreciated over 10 years. The analog and digital equipment with estimated useful lives longer than 10 years, which comprise less than 2% of total analog and digital equipment, consists mainly of general purpose equipment that can be used independently of the technology the Company may adopt.

The useful lives adopted beginning January 1st, 2001 resulted a pre tax net credit to income of R$132,272 during 2001 as compared to using the useful lives previously used.

       c. Rentals

The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

	2000	2001	2002
Rent expense	25,508	72,815	85,863

Rental commitments, related primarily to facilities, including the future minimum rental payments, are as follows:

Year ending December 31,
2003	33,162
2004	27,365
2005	25,642
2006	21,361
2007	19,665
Total minimum payments	127,195

Additionally, the Company has a rental commitment with Telecomunicações de São Paulo S.A. (TELESP), a related party, in an annual amount of R$29,283 that includes all costs related to the rental of certain facilities used in providing telecommunications services, including electrical and air conditioning equipment.

21.     GOODWILL ON MERGED SUBSIDIARY, NET

	2001	2002
Cost	84,265	84,265
Accumulated amortization	(9,129)	(17,555)
Total	75,136	66,710

The amount of goodwill is being amortized using straight line method over a ten-year period, based on the expected future profitability of Ceterp Celular, the acquired company.

22.     DEFERRED ASSETS, NET

	Annual
	amortization
	rate - %	2001	2002
Pre-operating expenses	10.00	-	308,559
Exclusivity agreements	33.33% to 100.00%	-	54,167
		-	362,726
Accumulated amortization:
Pre-operating expenses		-	(100,489)
Exclusivity agreements		-	(19,663)
Total, net		-	242,574

23.     PAYROLL AND RELATED ACCRUALS

	2001	2002
Wages and salaries	11,199	17,854
Accrued vacation and social security charges	13,651	17,140
Accrued benefits	1,833	2,442
Total	26,683	37,436

24.     TRADE ACCOUNTS PAYABLE

	2001	2002
Suppliers	450,193	402,910
Interconnection (i)	29,965	48,055
Other	26,742	19,820
Total	506,900	470,785

(i)     Interconnection accounts payable represents amounts due to other telecommunications operators for the use of their networks.

25.     TAXES PAYABLE

	2001	2002
State VAT (ICMS)	82,776	178,992
Income tax withheld at source	-	24,671
Taxes on revenue (PIS and COFINS)	13,276	45,829
FISTEL fees	4,750	6,519
FUST and FUNTTEL	2,335	2,588
Other taxes	68	1,841
Total	103,205	260,440
Current	103,205	141,720
Noncurrent	-	118,720

Of the noncurrent portion, R$93,580 relates to “ICMS — Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government on July 21, 2000, to defer ICMS payments related to GT. Preliminary authorization to defer the payments was granted in November 2000. Pursuant to this agreement, ICMS is payable on the 49th months after the the amount is determined. The balances are subject to monetary correction based on the FCA —Fator de Conversão e Atualização da Secretaria da Fazenda do Paraná, a monetary correction rate established by State of Parana.

26.     LOANS AND FINANCING

       a. Composition of Debt

			Maturity
Description	Currency	Annual interest rate - %	Date	2001	2002
Financial institutions:
Compror	US$	15 to 25.9	02/2003 to 03/2003	-	57,560
Commercial paper	US$		7.75	232,040	-
		TJLP(a) + 4
Finem - BNDES	R$	/UMBNDES(b) + 3.6	01/2003 to 09/2007	431,573	698,697
Brazilian short-term
financings	R$	110% to 118% of CDI	02/2003	-	427,000
Brazilian short-term
financings	US$	23.7 to 31.5	02/2003 to 03/2003	73,334	371,547
Suppliers:
NEC do Brasil	US$	7.3	05/2003 to 11/2004	35,428	28,721
Related parties (Portugal
Telecom Group):
Commercial paper	US$	9.5	01/2003 to 12/2007	742,528	1,130,656
Floating rate notes		€7.0 + Euribor	12/2003 to 11/2004	1,013,330	1,704,845
Accrued interest				51,891	41,775
Total				2,580,124	4,460,801

Current				454,751	2,068,070
Noncurrent				2,125,373	2,392,731

(a)TJLP — Brazilian long-term interest rate. The TJLP rate was 10% at December 31, 2001 and 2002.

(b)UMBNDES – BNDES monetary unit based on the average cost of the BNDES’s currency basket. The currency basket is a bundle of BNDES debt obligation in foreign currency. The UMBNDES — BNDES rate was 0.042851 and 0.066862 per R$1 at December 31, 2001 and 2002, respectively.

       b. Repayment schedule

The long-term portion of loans and financing matures as follows:

2004	1,732,456
2005	220,543
2006	71,103
2007	368,629
Total	2,392,731

       c. Additional information

  TC has guaranteed a loan obtained by GT from the National Bank for Economic and Social Development (BNDES), the balance of which at December 31, 2002 was R$336,447. As of that date, GT had not complied with the current ratio, financial result and debt service coverage covenants in this agreement . No adjustment has been made in these financial statements since waivers on noncompliance with these covenants have been obtained covering a period of one year from the date of these financial statements.

  Loans and financing in local currency amounting to R$371,045 (R$433,404 in 2001) represents liabilities to BNDES and are secured by customer receivables.

  The Company entered into derivatives contracts to protect against the currency risk on foreing denominated loans, as described in Notes 18 and 32.

27. OTHER LIABILITIES

	December 31,
	2001	2002
Premium on sale of call option (a)	31,856	19,910
Network costs and customer discounts (b)	38,456	53,290
Accrual for customer loyalty program (c)	-	6,241
Other	64	447
Total	70,376	79,888
Current	50,466	71,909
Noncurrent	19,910	7,979

(a) In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004 (Note 18 and 32). The premium received is being amortized to income over the life of the contracts, on the accrual basis.
(b) Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.
(c) In April 2000, GT launched a customer loyalty program whereby the customer makes calls and earns points redeemable for telephone handsets. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when handsets are redeemed by customers.

28. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recorded reserves for cases in which the likelihood of an unfavorable outcome is considered probable based on an analysis of available information as of the balance sheet date, including opinions received from the Company’s legal counsel.

Components of the reserves are as follows:

	2001	2002
ICMS on activation fees and other
Services	62,279	73,316
PIS/COFINS	17,871	20,280
Additional per call and roaming	24,840	15,077
Taxes on fringe benefits	4,518	4,261
Other	-	23,931
Total	109,508	136,865
Current	29,358	36,590
Noncurrent	80,150	100,275

The changes in the reserve for contingencies are as follows:

	2000	2001	2002
Beginning balance	50,578	72,214	109,508
Additional provision	13,915	29,358	17,249
Monetary variation.	7,721	7,936	13,564
Payments, net of reclassifications	-	-	(14,935)
Inclusion of Global Telecom S.A	-	-	11,479
Total	72,214	109,508	136,865

       a. Potential Litigation

Telebrás and Telesp, the legal predecessors of the Company and Telesp Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telesp prior to the effective date of the spin-off of Telesp’s cellular assets and liabilities to Telesp Celular S.A. remains the responsibility of Telesp, except for those liabilities for which specific accounting provisions have been assigned to Telesp Celular S.A. Any claims against Telesp which are not satisfied by Telesp could result in claims against Telesp Celular S.A. to the extent that Telesp Celular S.A. has received assets which might have been used to settle those claims had they not been spun off from Telesp. Under the terms of the breakup of Telebrás, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains the responsibility of Telebrás, except for labor and tax claims (in which case Telebrás and the New Holding Companies are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Company. Creditors of Telebrás may challenge this allocation of liability. Management believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote and, therefore, no provision has been reached.

       b. Tax Claims

ICMS on Activation Fees and Other Services

On June 19, 1998, the Revenue Secretaries of the individual Brazilian states approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

Management of TC believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority; (b) their interpretation would subject certain services to taxation which are not considered telecommunication services; and (c) new taxes may not be applied retroactively. In addition, the Company believes that Telecomunicaç&otidle;es de São Paulo S.A. — TELESP, the legal predecessor of TC, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No accrual for such taxes has been made in the accompanying consolidated financial statements for periods prior to 1998.

There can be no assurance that TC will prevail in its position that the new interpretation by the State Revenue Secretaries is unlawful. If the ICMS tax were applied retroactively to activation fees charged during the past five years, it could give rise to a potential maximum liability estimated at R$187,000. The amount of ICMS reserved as of December 31, 2002 was R$68,516 (R$62,279 in 2001).

In the period from August 1999 to December 2001, GT was granted a tax benefit which reduced ICMS payable in the State of Santa Catarina, according to article 7 of the ICMS tax regulations/Santa Catarina. However, article 30 of the regulations provides for the reversal of credits in excess of benefits used. The reserve recorded as of December 31, 2002 was R$4,800.

PIS/COFINS (taxes on revenue)

TC is a party to two lawsuits: the first challenges the increase in the COFINS rate and the second challenges the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have been fully accrued while the effect of the expansion of the PIS and COFINS calculation basis has not been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of December 31, 2002 was R$20,280 (R$17,871 in 2001).

Taxes on Fringe Benefits

The Company, based on the opinion of its legal counsel, recorded a provision in the amount of R$4,261 (R$ 4,518 in 2001) related to income taxes on fringe benefits for which an unfavorable outcome is probable.

Tax Credits

Under certain conditions, Brazilian law permits companies to benefit from tax credits related to the amortization of goodwill. Despite this fact, an action was filed on December 16, 1999 against ANATEL and the New Holding Companies, including Telesp Celular, that have undergone a corporate restructuring in connection with the Breakup of Telebrás and that recognized tax credits to offset premiums paid by their controlling shareholders at the time of their acquisition. Based on the opinion of external legal counsel, an unfavorable outcome related this action is possible. On December 31, 2002 the total benefit utilized from tax credits related to the amortization of goodwill was R$219,904.

       c. Other Matters

Additional per Call and Roaming

The Company is involved in judicial processes resulting from the charge for additional per call (AD) and roaming (DSL-I) related to certain alternative service plans. The amount of the provision at December 31,2002 was R$15,077 (R$24,840 in 2001). The subsidiary has already suspended the billing of “AD” and “DSL-I” in the intra-area region. Other

Other includes claims for compensation for moral damages and other employee claims, for which a reserve has been recorded in the amount of R$23,931 as of December 31, 2002 to cover probable losses.

Ownership of the Caller ID

TCP together with other Brazilian mobile telecommunications operators, were summoned to defend in a legal action filed by Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunications operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration for the use of the system by their customers.

Based on the opinion of the Company’s management and external legal counsel, an unfavorable outcome related to this lawsuit is possible. The indemnification allegedly due by the mobile operators could not be accurately calculated as of yet, due to the fact that the cost of the caller ID service provided by the companies has never before been calculated separately.

Validity of the Minutes in the Prepaid Plans

Telesp Celular and Global Telecom are the defendants in a lawsuit brought by the federal public prosecutor’s office and associations for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage. This lawsuit is still in its initial stages. Based on the opinion of the Company’s management and external counsel, an unfavorable outcome related to this lawsuit is possible. The defendants appealed this decision and the court agreed, on May 21, 2003, to suspend enforcement of the injunction, however Telesp Celular has not received the official notice of the court’s decision.”

Adjustment of Tariffs

Telesp Celular increased its promotional tariffs to new tariffs, which are within the limits established by ANATEL. The prosecutor alleges that, according to Brazilian law, tariffs cannot be increased within a twelve-month period. The adjustment affected by Telesp Celular was effected in a nine-month period, allegedly in contravention to Brazilian law. The Company’s management believes that our tariff adjustments were lawful, but based on external counsel’s opinion , an unfavorable outcome related to this lawsuit is possible. The indemnification allegedly due cannot be accurately estimated due to the fact that we have been unable to determine the final number of plaintiffs at that time.

Tariffs Charged by the “Baby Plan”

TC and GT are defendants in lawsuits brought by an association for consumers’ protection called ANADEC which challenges the way airtime is calculated in the “Baby” prepaid plan. TC and GT’s criteria are in strict compliance with the ANATEL rules. In March 2001, a São Paulo lower court ruled in the TC lawsuit that the criteria adopted violated the Brazilian consumer protection code and that, therefore, TC would have to reimburse its customers the amounts established by the court. TC considers this decision to be contrary to ANATEL’s regulations. TC has appealed from this decision. The lawsuit involving GT is in its initial stages. The amount of damages should TC and GT fail in their defense cannot be accurately estimated due to the fact that the final number of defendants at this time is uncertain. Based on the opinion of external legal counsel , an unfavorable outcome related to this lawsuit is possible

29. LEASES

In 2002, TC had expenses relating to lease agreements totaling R$26,728 (R$20,500 in 2001), which are denominated in U.S. dollars . The outstanding obligation under such agreements, utilizing exchange rates prevailing at December 31, 2001 and 2002, is R$43,158 and R$45,776, payable in quarterly installments through June 2004.

30. PENSION AND POST-RETIREMENT BENEFIT PLANS

TCP and TC sponsor private pension and other benefits to their employees, as follows:

       a. Defined Contribution Plan

Approximately 51% TCP and TC’s employees participate in an individual defined contribution plan — the TCP PREV Plan, established by SISTEL in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsor, which are credited to participants’ individual accounts. TC is also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants.

TCP PREV Plan participants’ contributions are as follows:

  Basic contribution - equal to 1% of the contribution salary, limited to the portion contributed to the Government Social Security Institute ("INSS") and 1% of the non-negative difference between the contribution salary and the social security contribution tax, according to the participant's election and age, ranging from 1% to 8%.

  Voluntary contribution - equal to a maximum percentage of 22% of the contribution salary, at the participant's discretion.

  Sporadic contribution - equal to not less than ten times the social security contribution tax.

The sponsor's contributions to the TCP PREV plan are as follows:

  Basic contribution - equal to the participant's basic contributions.

  Specific contribution - for ensuring compliance with the minimum benefit limit established by prevailing legislation.

  Variable contribution - the sponsor may make voluntary contributions to the plan, applying uniform, non-discriminatory criteria to all TCP PREV participants.

In 2002, TCP and its subsidiary made contributions to TCP PREV Plan in the amount of R$2,496 (R$2,313 and R$154 in 2001 and 2000, respectively).

       b. Defined Benefit Plans

The Company, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social — SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, PBS – Telesp Celular, a single-employer sponsored pension plan for active employees, was created. PBS – Telesp Celular covers 8 active and retired participants in 2002 (compared to 39 in 2001). The PBS-A plan for retired employees (PBS-A) and the PAMA plan that provides postretirement health care benefits remained as multiemployer plans. The implementation of the restructuring was approved by the Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 31, 2000.

Contributions to the PBS — Telesp Celular, PBS-A and PAMA plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with applicable rules in in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor corresponds to 13.5% of the payroll for employees covered by the plans, out of which 12% is allocated to fund the PBS Telesp Celular Plan and 1.5% for the PAMA Plan.

In 2002, TCP and its subsidiary made contributions to PBS Telesp Celular Plan in the amount of R$18 (R$34 and R$4,726 in 2001 and 2000, respectively).

       c. CVM Resolution No. 371 — “Accounting for Pension Plans”

TCP elected to record actuarial liabilities in connection with the plans it has sponsored as established in CVM Instruction No. 371, dated December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the effects of the related taxes. The actuarial valuation of the plans was performed using the projected unit credit method. For multiemployer plans (PAMA and PBS-A), apportionment of assets under the plan is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. TCP intends to amortize actuarial gains or losses arising after adoption in accordance with CVM Instruction No. 371.

Below is the accrual for retired employees’ defined benefit and medical assistance plans as of December 31, 2001 and 2002 and other information required by CVM Instruction No. 371 applicable to such plans:

Plan	2001	2002
TCP PREV	382	773
PAMA	924	977
Total	1,306	1,750

Reconciliation between assets and liabilities

	2002
	TCP Prev	PAMA (i)	PBS (ii)	PBS-A(ii)
Total actuarial liabilities	2,357	1,097	6,585	5,212
Fair value of assets	(628)	(486)	(7,627)	(6,572)
Adjustment for allowed deferral -
actuarial gains (losses) not recognized	(956)	366	745	407
Net liabilities (assets)	773	977	(297)	(953)

	2001
	TCP Prev	PAMA (i)	PBS (ii)	PBS-A(i)
Total actuarial liabilities	2,865	1,362	6,350	4,880
Fair value of assets	(2,483)	(438)	(6,446)	(5,584)
Net liabilities (assets)	382	924	(96)	(704)

(i) Refers to the Company’s proportional participation in assets and liabilities of the multiemployer plans — PAMA and PBS-A.

(ii) Although PBS and PBS-A has a surplus as of December 31, 2002, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, as this is a noncontributory plan, the sponsor’s contributions cannot be reduced in the future.

Total expense recognized in the statement of income

	2002
	TCP	PAMA
Cost of current service	425	-
Interest	322	80
Expected return on plan assets	-	(2)
Total	747	78

Change in net actuarial liability

	2002
	TCP Prev	PAMA
Net liability as of December 31, 2001	382	924
Expenses for 2002	747	78
Recognition of gains for the year	(356)	(25)
Net liability recognized in the balance sheet	773	977

Change in actuarial liability

	2002
	TCP Prev	PAMA	PBS	PBS-A
Actuarial liability as of December 31, 2001	2,865	1,362	6,350	4,880
Cost of current service	425	-	34	-
Interest on actuarial liability	322	80	693	531
Benefits paid for the year	-	(39)	(517)	(426)
Actuarial (gains) losses for the year	(1,255)	(306)	25	227
Actuarial liability as of December 31, 2002	2,357	1,097	6,585	5,212

Change in plan assets

	2002
	TCP Prev	PAMA	PBS	PBS-A
Fair value of plan assets as of December 31, 2001	2,483	438	6,446	5,584
Benefits paid for the year	-	(39)	(517)	(426)
Sponsor's contributions for the year	-	2	24	-
Return on plan assets for the year	(1,855)	85	1,674	1,414
Fair value of plan assets as of December 31, 2002	628	486	7,627	6,572

Actuarial assumptions

	2002
	TCP Prev	PAMA	PBS-A
Rate for discount of actuarial liability to
present value	11.30	11.30%	11.30
Expected return on plan assets	14.45	14.45%	14.45
Future salary increases	8.15	8.15%	8.15
Increase in health care costs	N/A	10.62%N/A
Benefit increase rate	5.00	5.00%	5.00
	UP84 with 1 year of	UP84 with	UP84 with 1 year
Mortality table	aggravation	aggravationof	aggravation
Biometric disability table	Mercer	Mercer	Mercer

	2001
	TCP Prev	PAMA	PBS-A
Rate for discount of actuarial liability to
present value	11.30%	6.00%	11.30%
Expected return on plan assets	14.45%	6.00%	14.45%
Future salary increases	8.15%	8.15%	8.15%
Increase in health care costs	N/A	4.00%N/A
Benefit increase rate	5.00%	5.00%	5.00%
	UP84 with	GAM-71r	UP84 with
	aggravat	of aggravation	aggravat
Mortality table
Biometric disability table	Mercer	Mercer	N/A

The foregoing rates (percentages) are annual, unless otherwise indicated.

31. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

       a) Use of network, long-distance and roaming cellular communication — These transactions involve companies owned by the same group: Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A. and Telecomunicaç&otidle;es de São Paulo S.A. – TELESP. This group became a related party on December 27, 2002 as a result of the joint venture described in Note 1. The table below includes balances and transactions with these companies for all periods presented. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatisation under the terms established by ANATEL. They also includes call center services to Telecomunicaç&otidle;es Móveis Nacionais — TMN customers regarding roaming services in the Company’s network.

       b) Corporate management advisory — Represents Company payables in connection with corporate management advisory services provided by Portugal Telecom SGPS, S.A.

       c) Loans and financing — Represents intercompany loans with the Portugal Telecom Group.

       d) Call centre services –represents TC payables in connection with call centre services provided by Mobitel S.A. Telecomunicaç&otidle;es

       e) Information system manager – represents Company payable in connection with information system manager provided by Primesys S.A.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

	2000	2001	2002
Assets:
Trade accounts receivable	-	87,382	106,377
Receivables from group companies	-	-	16,256
Other assets	-	1,765	-

Liabilities:
Trade accounts payable	-	27,028	21,972
Loans and financing	-	1,727,073	2,855,232
Payables to subsidiaries and affiliates	-	36,822	103,557
Other liabilities	-	46,686	-

Statement of income:
Revenue from telecommunication services	627,911	996,276	1,175,480
Cost of services provided	(188,788)	(216,959)	(198,097)
Selling expenses	-	(15,281)	(46,031)
General and administrative expenses	-	(425)	(1,746)
Other operating income (expenses), net	(39,828)	(44,589)	(54,678)
Financial income (expenses), net	-	80,392	(1,688,196)

32. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

       a) Risk considerations

TCP is the controlling shareholder of TC and GT which provide cellular mobile services in the States of São Paulo, Paraná and Santa Catarina, in accordance with the terms of concessions granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels.

The major market risks to which TC and GT are exposed include:

  Credit risk — Arising from any difficulty in collecting revenues form telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest rate risk — Resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

  Currency risk — Related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC and GT have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to providing post-paid services. Of TC’s customers, 76.5% use prepaid services that require advance payments for minutes, thus not representing a credit risk to the Company. Delinquent receivables represented 1.6% of gross revenue in 2002 (2.4% in 2001). Of GT’s customers, 78.6% use prepaid services; delinquent receivables represented 1.7% of gross revenue in 2002 (6.5% in 2001).

Credit risk from the sale of handsets is managed by following a conservative credit granting policy that includes applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions. In 2002, delinquent receivables in the distribution network represented only 0.4% (1% in 2001) and 0.2% (0.07% in 2001) of handset sales for TC and GT, respectively.

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions and short-term borrowings in Brazilian reais. As of December 31, 2002, these operations amounted to R$2,280,880.

The Company is also exposed to fluctuations in TJLP and UMBND (local indices) on financing received from BNDES. As of December 31, 2002, these operations amounted to R$700,100.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of December 31, 2002, these operations amounted to US$200,000 and €460,620.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

TC and GT utilize financial derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of December 31, 2002 is shown in the table below:

	In thousands
	US$	€
Loans and financing	453,435	463,794
Derivative instruments (notional amounts)	(401,446)	(760,179)
Net exposure	51,989	(296,385)

A portion of the net excess in euro derivative positions is being utilized to mitigate exposure in dollars since TCP believes that there is no significant difference in the short term between the dollar/euro parity; therefore this coverage is considered as an effective hedge on the dollar/real exposure.

The Company is studying the allocation of the excess to hedge purchases of equipment and handsets indexed to dollar and other foreign currency commitments, as well as the advance liquidation of such contracts.

       b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments at December 31, 2002 are estimated as follows:

			Unrealized
	Book value	Market value	gains (losses)
Loans and financing	4,460,801	4,088,493	372,308
Derivative instruments(i)	(1,670,929)	(766,512)	(904,417)
Total	2,789,872	3,321,981	(532,109)

(i) The book value of derivative instruments does not include the unamortized premium amounting to R$19,910 which was recorded in other liabilities (Note 27).

The positions of the Company’s and its subsidiaries’ derivative instruments are summarized as follows (amounts in thousands):

Derivative instruments	2003	2004	2006

Forward contracts - US$ - 000 - s
1. a) Principal - US$	-	300,000	280,000
b) Contracted rate	-	1.18	1.23

Swap contracts - €/R$
1. a) Principal - €	-	760,179	-
		Euribor	+ 2.75% to
b) Asset rate	-	3.5%	-
		102.72%	to
c) Liability rate	-	110.68% of	-

Option contracts - US$
1. a) Principal - US$	-	(300,000)	-
b) Strike	-	2.25	-

Swap contracts - US$/R$
1. a) Principal - US$	121,446	-	-
b) Asset rate	15% to 31.5%	-	-
	112.5% to
c) Liability rate	115.4% of CDI	-	-

TCP’s management believes that unrealized losses on derivative operations, resulting from the accrual method of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs. The principal differences refer to temporary differences in the recognition of exchange gains on the principal in dollars of the long-term forward contracts, translated at the rate on the balance sheet date. These contracts pay variable premiums between 35% and 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

The forwards described above in the total notional amount of US$580,000,000 were entered into with a single bank, representing a concentration of risk. However, management believes that the counter part is a reputable financial institution and accordingly the risk is mitigated.

       b) Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on discounted cash flows, utilizing projected available interest rate and foreign currency information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

The carrying amounts of the all other financial instruments approximate their fair values.

33. SHAREHOLDERS´ EQUITY

       a. Capital

The capital stock of Telesp Celular Participaç&otidle;es S.A. is comprised of preferred shares and common shares, all without par value. Capital as of December 31, 2001 and 2002 is R$1,873,347 and R$4,373,661. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

	2001	2002
	Thousand shares	Thousand shares
Common shares	160,138,996	409,383,864
Preferred shares	298,228,776	762,400,488
Total	458,367,772	1,171,784,352

       b. Revenue Reserves and Retained Earnings

On the basis of Art. 189 of law No. 6,404/76, the balances in the unrealized profit reserve of R$28,836 and in the legal reserve of R$48,147 were reverted to retained earnings in 2001 to offset the loss from operation and the accrual for the pension obligation arising from the adoption of CVM Instruction No. 371, as follows:

2001
Retained earnings beginning balance	742,041
Provision for pension plan, net of tax	(861)
Net loss	(1,113,617)
Absorption of reserves:
Unrealized revenue	28,836
Legal	48,147
Accumulated deficit ending balance	(295,454)

       c. Dividends and Interest on Shareholders’ Equity

The amount representing the mandatory minimum dividend shall be applied to the preferred share priority dividend up to the priority limit; the holders of common shares shall then be paid, up to the same limit as preferred shares; the balance, if any, shall be prorated equally among all shares.

Preferred shares do not have voting rights, except in the circumstances set forth in article 25 of the bylaws. They (1) have priority in the redemption of capital, without premium;(2) are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law;(3) have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and (4) are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

Dividends are calculated according to the bylaws and Corporate Law No. 6,404/76. In 2001 and 2002, since the Company had an accumulated deficit, dividends will not be distributed. In 2000, adjusted net income, on which the determination of dividends was based, was composed as follows:

       c.1. Compulsory Minimum Dividends

2000
Net income	152,167
Legal reserve	(7,608)
Reversal of unrealized profit reserve	220,317
Adjusted net income	364,876
Compulsory minimum dividends (25%)	91,219
Preferred shares	73,131
Common shares	18,088
Dividends per thousand preferred and common shares - R$	0.20

       c.2. Interest on Shareholders’ equity

As of December 31, 2000, as determined by management, interest on shareholders’ equity amounting to R$60,908 (R$0.1329 per thousand shares) was credited to shareholders, subject to 15% withholding income tax, which resulted in R$51,771 (R$0.1129 per thousand shares) being distributed. In accordance with Law No. 9,249/95, management has proposed at the Shareholders’ Meeting that the referred interest (net of income tax, when due) be offset against the mandatory dividend.

2000
Interest on shareholders' equity:
Common shares	21,279
Preferred shares	39,629
Withholding income tax	(9,137)
Total	51,771

Tax exempt/immune shareholders who identified themselves as being in this condition up to January 5, 2001, as established in the public notice to shareholders, will receive interest on shareholders’ equity without income tax withholding.

       d. Special premium reserve

As described in Note 34, this reserve resulted from the corporate restructuring completed in January 2002. During the year ended December 31, 2002, the Company realized R$96,958 in tax benefits and consequently, issued capital stock to Portelcom for the corresponding amount.

34. CORPORATE RESTRUCTURING

On December 1, 1999, Portelcom Participaç&otidle;es S.A. ( “Portelcom”), announced a corporate restructuring aimed to transfer the tax benefit related to the goodwill paid by Portelcom in the privatization of TCP to TC. In essence this transaction consisted only of the transfer of the tax benefit to TC from Portelcom, through a newly created, wholly owned subsidiary of Portelcom, Celular Holding S.A. (“CTH”). However, to comply with the local income tax legislation, the restructuring involved a series of spin-offs and mergers, as follows:

  Capital contribution for the creation of CTH by Portelcom, by means of transferring assets represented by the investment, representing 51.79% of the voting capital and 19.26% of the total capital of TCP, and goodwill generated on the acquisition of shareholding interest in TCP by Portelcom, when TCP was privatized.

  Merger of CTH into TCP.

  Partial spin-off of TCP related to the deferred assets (goodwill) merged from CTH and recognition, by CTH, of a provision for the maintenance and integrity of the merged company's shareholders' equity which reduced the goodwill to the amount of the related tax benefit.

  Merger of TCP's portion into subsidiary TC.

The transferred tax benefit is being reported by TCP as a capital reserve, which will be transferred to capital when the related tax benefit is realized. The capital reserve amounting to R$1,065,044 will result in the issuance of shares in future years. The number of shares issued will be determined at each issuance date based on the market value of the shares. All of TCP’s shareholders have preemptive rights to subscribe for additional shares at the then current market prices, if such shares are issued to Portelcom.

For statutory purposes, however, and in compliance with income tax legislation, the tax benefit was recorded in two separate components, comprised of the related goodwill transferred and the provision for the maintenance and integrity of the merged company’s equity, which are recorded net in the balance sheet as a deferred tax benefit as follows:

	At merger date	December 31, 2001	December 31, 2002
Goodwill	3,192,738	2,527,584	2,208,310
Provision	(2,127,694)	(1,690,289)	(1,479,568)
Deferred tax benefit as reported in the
accompanying financial statements (note 11.c.)	1,065,044	837,295	728,742

	Years ended December, 31
	2000	2001	2002
Amortization of goodwill	(319,274)	(319,274)	(319,274)
Less - reversal of provision	209,923	210,720	210,720
Tax benefit	109,351	108,554	108,554
Net effect on net income	-	-	-

As stated above, the statutory accounting for the amortization of goodwill, net of the reversal of the provision and tax effects, has no impact on the Company’s net income or on the shareholders’ dividends.

The net value of R$837,295 and R$728,742 in 2001 and 2002, respectively, which represents the transferred tax benefit, was classified in current assets (R$108,554 in 2001 and 2002, respectively) and noncurrent assets (R$728,741 and R$620,188 in 2001 and 2002, respectively), as deferred recoverable taxes, in the accompanying financial statements. The amortization of goodwill, the reversal of the provision and the tax benefit are included in “Income taxes” in the income statement. Management currently believes that the tax benefit will be realized over a ten-year period.

In January 2000, all of TC’s shares owned by the minority shareholders were exchanged for TCP shares to make it a wholly-owned subsidiary. The exchange ratio was determined based on the average closing price of the TC and TCP shares on the São Paulo Stock Exchange, calculated for the 60-trading sessions immediately previous to December 1, 1999. Based on this criterion, each common share of TC was exchanged for 5.6175 TCP common shares, and each TC preferred share for 4.8393 TCP preferred shares. This exchange in minority interest had no impact in results of operation, since it was accounted for at book value. The holders of the exchanged shares were entitled to full dividends related to the year 1999. TCP’s shares assigned to TC’s shareholders are entitled to the same rights as the present outstanding shares issued by TCP.

35. INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of December 31, 2002, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Insured
Type	amount-R$
Operating risks	175,000
General civil liability	6,000
Vehicle fleet	700

36. SUBSEQUENT EVENTS

       a) Promissory notes

On February 25, 2003, TCP issued Promissory Notes in the amount of R$700,000 in the Brazilian market. The Notes are subject to 111% over the interbank deposit rate (CDI) and mature on August 24, 2003. The proceeds were used to settle short-term debt resulting from the recent acquisition of the ownership control in Global Telecom S.A. and to restructure existing liabilities.

       b) Acquisition of ownership control of Tele Centro Oeste

On January 15, 2003, Brasilcel N.V., the controlling shareholder of TCP, executed, on behalf of TCP, a purchase and sale contract with Fixel S.A. for the acquisition of 61.10% of the voting common shares (20.37% of total capital) of Tele Centro Oeste Participaç&otidle;es S.A. (“TCO Participaç&otidle;es”). TCO Participaç&otidle;es is an A Band operator in the Center West Region of Brazil and a B Band Operator in the North Region, through its subsidiary, NBT.

The acquisition of TCO Participaç&otidle;es was completed for the following primary reasons:

       a) to guarantee CDMA coverage in the central western and northern regions, especially in the key cities of Brasilia, Goiania and Manuas, thus enabling TCP to be in a better position to maintain its high-end customers that are roam in these areas;

       b) to strengthen CDMA (TCP’s technology) as a leading cellular technology in the Brazilian market by obtaining CDMA coverage in these regions;

       c) to be a leader in these regions with the best quality subscriber base;

       d) to gain indisputable leadership in the Brazilian market, with almost 50% the overall market share;

       e) to achieve significant synergies in terms of operations expenditures and capital expenditures;

       f) and to create a nationwide brand that will be in a much stronger position to compete in the Brazilian market.

The purchase price amounted to R$1,505,511; R$284.7 million was paid in cash on April 25, 2003 and the remainder will be paid as follows:

		Amount in
Item	Maturity Date	R$ million	Remuneration
Deferred payment	04/25/2004	80.2	CDI plus 2% p.a.
Retained payment (i)	04/25/2004	42.8	CDI plus 1% p.a.
Retained payment (i)	Up to 04/25/2008	10.7	CDI plus 2% p.a.
Debentures - 1st Tranche	06/27/2003	561.2	CDI plus 2% p.a.
Debentures - 2nd Tranche	08/08/2003	296.5	CDI plus 2% p.a.
			Libor +1% p.a. to fixed
USD denominated debt	May 03 - Sept 04	45.7	20.7% p.a.
Real denominated debt	April 03 - April 04	183.7	108% to 110% of CDI

(i) payment has been retained as a guarantee for contingent liabilities

In accordance with Brazilian corporate law, TCP is required to make a tender offer for the acquisition of the voting minority shareholders of TCO Participaç&otidle;es. The price per share to be offered is equal to 80% of the price paid to the controlling shareholders, representing R$ 15.59 per common share. The common shareholders that adhere to the tender offer will be paid proportionally and in the same manner as being paid to the controlling shareholders and depicted above. The remaining non-voting shareholders will be incorporated into TCP and TCO Participaç&otidle;es shares will be de-listed. Assuming 100% of the common shareholders adhere to the tender offer, total amount to be paid to minority shareholders will ascend to R$ 677.5 million.

The Company will rely on its cash flow generation and funding capability to meet these cash requirements. The company is analyzing a combination of funding alternatives that will best serve its future cash needs, including but not limited to a debenture issue in local markets, medium-term note program and funding with export credit agencies and multilateral organizations.

After the acquisition and public tender offer are concluded, TCP will exchange its shares for the outstanding TCO shares. The exchange ratio offered will be 1.27 shares of TCP for each share of TCO; in the U.S. market, under the American Depositary Receipts (ADRs) program, the exchange ratio will be 1.524 ADRs of TCP for each ADR of TCO. This ratio may be subject to adjustments arising from the audits to be conducted.

As of the date of these financial statements, the acquisition balance sheet of TCO Participaç&otidle;es was not yet available.

The following is summarized financial information under BR CL for TCO Participaç&otidle;es:

	As of and for the year ended
	December 31,
	2001	2002
Net operating revenues	1,248,131	1,561,308
Operating income	276,605	367,898
Net income	208,104	329,183
Current assets	1,058,454	1,313,436
Long-term assets	993,682	1,051,310
Current liabilities	668,453	715,304
Long-term liabilities	315,869	406,990

       c) ICMS on Activation Fees

In first quarter of 2003, in relation with a an action filed by Teleamazon Celular, another wireless operating company, the Higher Justice Court (Superior Tribunal de Justiça) issued a final decision, determining that the ICMS tax could not be assessed on activation fees. Based on this decision, the activation fees of Telamazon Celular are not classified as a telecommunications service and therefore, should not be subject to the ICMS as required by state public finance authorities based on ICMS Arrangement 69/98. Based on this decision and the opinion of Company’s legal counsel, the reserve related to ICMS on Activation fees amounting to R$68,516 was reversed on March 31, 2002.

       d) Merger of Holdings

As described in Note 1, on December 27, 2002, the Company purchased the remaining 51% of the outstanding common stock of (17% of total capital) of the holding companies Daini do Brasil S/A, Globaltelcom Telecomunicaç&otidle;es S/A and GTPS S/A Participaç&otidle;es em Investimentos de Telecomunicaç&otidle;es, which together held the controlling interest in Global Telecom S.A. As of March 31, 2003, the Company, aiming to minimize administrative and financial costs, completed the merger of these holding companies into GT. With this operation, the Company became the direct owner of Global Telecom S/A. This merger had no impact on the Company’s consolidated financial statements.

       e) Cancellation of derivative contracts

On April 2 and 16, 2003, GT cancelled swap contracts with notional amounts of € 227,033,000, resulting in the recognition of a loss of R$145,903.

37. SUMMARY OF THE DIFFERENCES BETWEEN BR CL AND U.S. GAAP

The Company’s accounting policies that comply with BR CL which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below:

       a. Different Criteria for Capitalizing and Amortizing Capitalized Interest

Until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment; instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, until 1997 under BR CL as applied to companies in the telecommunication industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. In 1998, the Company elected not to record capitalized interest for BR CL purposes. In 2000, 2001 and 2002 the Company elected to record capitalized interest for BR CL purposes, for construction-in-progress. Although, TC did not capitalized any interest in 2002 since the conditions to capitalized, under BR CL, were not met.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34 – “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2000	2001	2002
Capitalized interest difference:
U.S. GAAP capitalized interest-
Interest which would have been capitalized and credited to income	65,448	6,071	14,497
Less - BR CL capitalized interest-
Interest capitalized and credited to income (up to the limit of interest incurred on loans obtained for financing capital
investments)	(110,627)	(28,441)	920
U.S. GAAP difference	(45,179)	(22,370)	15,417
Amortization of capitalized interest difference:
Amortization under BR CL	31,719	35,911	34,987
Less- Amortization under U.S. GAAP	(34,542)	(38,596)	(37,199)
U.S. GAAP difference	(2,823)	(2,685)	(2,212)

       b. Monetary Restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, was recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets are classified for U.S. GAAP purposes as a component of net other non-operating income. The resulting step-up is amortized over the remaining lives of the related assets.

       c. Exchange of Shares for Minority Interest in Telesp Celular S.A.

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for the shares tendered by minority shareholders. The exchange ratio was based on the respective market value of the Company’s shares and the shares of Telesp Celular S.A. Under BR CL, the increase in capital was recorded based on the market value of the Company’s shares, an additional amount for the difference between the market price of the Telesp Celular S.A. shares and the book value of Telesp Celular S.A. was recorded as a capital reserve.

Under U.S. GAAP, the purchase price for the shares of Telesp Celular S.A. was the market price of the Company’s shares at the date of the offer. The total purchase price was R$313,643. The fair value of the net assets of Telesp Celular S.A. exceeded the purchase price by R$101,671. Under U.S. GAAP, this difference is recorded as a reduction to the acquired fixed assets of Telesp Celular S.A. The adjustment to reconcile to U.S. GAAP is therefore a reduction of capital reserve and fixed assets of R$101,671 and a reduction of depreciation expense, plus the tax effect, due to the reduction in fixed assets.

       d. Acquisition of GT and Holdings

Acquisition of initial interest

As described in Note 1, on February 6, 2001, the Company acquired 49% of the outstanding voting shares and 100% of the outstanding non-voting preferred shares of each of the Holdings that collectively held 95% of the voting shares and 100% of the non-voting shares of GT for a total purchase price of R$914,964. The remaining 5% of the voting shares of GT were held by another investor who subsequently sold them to the three holding companies upon authorization by ANATEL in July 2001. This purchase was funded by an additional capital contribution by the Company to Holdings in the amount of R$17,400. The Company’s investment in Holdings represented an 83% aggregate indirect economic interest of the total equity of GT at December 31, 2001. The balance of the economic interest was held by Holdings.

The acquisition of GT was initiated to increase market presence in the south of Brazil and to enable TC and GT to benefit from synergies to be derived from operations and sales of mobile telephones.

The purchase price of R$914,964 exceeded the Company’s proportionate share of the U.S. GAAP net equity of Holdings by R$728,868. For U.S. GAAP purposes, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” the Company allocated this difference as follows:

	Amount
Amounts representing 83% of the historical net assets of Holdings under U.S.
GAAP	186,096
Fair Value Adjustments:
Property and equipment	(84,116)	(a)
Intangible assets - customer list	75,339	(b)
Debt	14,353	(c)
Intangible related to concession	723,292	(d)
Purchase Price	914,964

(a) Difference being amortized over approximately 11 years, representing the average remaining useful lives of the relating assets.
(b) Difference being amortized over two years, representing the average customer life
(c) The adjustment to long-term debt was being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations. The related interest amortization during 2001 was approximately R$1,700 and is included in net finance expenses for U.S. GAAP purposes. The remaining R$12,653 was charged to income with the repayment of the related obligations by GT and is considered an extraordinary item on the early extinguishment of debt for U.S. GAAP purposes. In addition to the amount recorded directly by the Company, Daini recorded a similar extraordinary loss related to the early extinguishment of these GT debt instruments in the amount of R$5,900. Such amount for U.S. GAAP purposes would also be reflected as an extraordinary item in the statement of income.
(d) The intangible related to the concession recognized on the transaction was R$137,744 higher for U.S. GAAP purposes than for BR CL as a result of accumulated differences in the equity of Holdings that result from differences in accounting for Holdings’ investment in GT under U.S. GAAP and BR CL. This amount is not being amortized under BR CL. Under U.S. GAAP, the concession is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.

GT’s and Holdings’ accounting policies comply with BR CL. As such, the Company’s investment in Holdings differs by the accumulated differences between BR CL and U.S. GAAP at GT and at Holdings. The differences at GT are primarily related to the following:

  Start-up and customer acquisition expenses incurred by GT which are being deferred over a period of 5 years for BR CL which are expensed as incurred for U.S. GAAP purposes;

  Differences in methods of capitalizing and amortizing interest expense related to the acquisition of property plant and equipment; and

  Differences between the carrying value of derivative instruments for BR CL and their fair values, for which such difference are recorded for U.S. GAAP purposes in the statement of income.

These differences at GT impact the recorded amount of the investment and related intangible related to concession recorded by Holdings for its previous acquisitions of interests in GT as well as Holdings’ recorded net income or loss (including the results of GT) for U.S. GAAP purposes.

In connection with the above acquisition, the Company committed to purchase the remaining 51% of the outstanding common stock of each of Holdings for total consideration of US$ 76.3 million, adjusted at a rate of LIBOR plus 4% per year to the date of actual purchase, upon regulatory approval from ANATEL or after December 2003 when the Company expects that certain regulatory requirements will no longer be applicable.

As a result of the significant operating losses incurred by GT during 2001 and its negative equity balance at December 31, 2001, TCP elected to record a reserve for loss on its investment in Holdings of R$278,769 under BR CL, based on an independent valuation of GT, on December 31, 2001. This independent valuation was made by (Planconsult Planejamento e Consultoria — Planconsult). This provision was recorded as an extraordinary item in the statement of income for BR CL. For U.S. GAAP, the amount of the Company’s net investment in Holdings, including the intangible asset related to concession and the unamortized portion of amounts recorded as part of the allocation of purchase price, were written down to R$13,277 based on assessment of the fair value of the shares using a discounted projected cash flows, as the Company believes that the decline in value in its net investment in the Holdings is other-than-temporary. For U.S. GAAP purposes, the write down of R$89,533 is included as a component of net operating income (expenses), rather than as an extraordinary item under BR CL. At December 31, 2001, the Company’s investment was written down to zero for BR CL purposes, and was recorded gross in the balance sheet as an investment in affiliate of R$582,860 with a corresponding provision for unsecured liabilities, representing the Company’s proportionate interest in the negative equity of the Holdings. For U.S. GAAP purposes, the Company’s investment of R$13,277 was recorded as a single asset, investment in affiliates.

Prior to the acquisition of the remaining capital stock of the Holdings described below, the Company did not control the Holdings and consequently, accounted for its investment in the Holdings under the equity method under BR CL and for U.S. GAAP purposes. The equity income or loss of unconsolidated subsidiaries is presented as non-operating income under U.S. GAAP as opposed to operating income under BR CL.

Acquisition of remaining interest in the Holdings

During 2002, TCP and TC made an intercompany loan to GT amounting to R$3,161,709. As described in Note 1, on December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%) in accordance with the purchase commitment discussed above, for cash of R$290,282 and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes amounted to R$827,772, representing the cash paid plus the minority interest in the intercompany loans held by Holdings immediately prior to the date of acquisition. Considering TCP’s direct and indirect interests, TCP now owns 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock.

Under BR CL, purchases of the majority of the voting shares of another company are recorded at the book value. The difference between the purchased Holdings’ net assets and the purchase price is recorded as goodwill and amortized over 10 years based on the estimated future profitable operations, which is expected to commence in 2005.

Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, goodwill is not subject to amortization over its estimated useful life, but rather it is subject to at least an annual assessment for impairment by applying a fair-value-based test.

For U.S. GAAP purposes, the purchase price of the remaining 51% of the outstanding common stock of the Holdings was allocated as follows:

	Amount
Amounts representing 17% of the historical net assets of Holdings
under U.S. GAAP	273,387
Fair Value Adjustments:
Property and equipment	4,703	(a)
Intangible assets - customer list	26,856	(b)
Debt	4,238	(c)
Intangible related to concession	97,190	(d)
Goodwill	421,398	(e)
Purchase Price	827,772

(a) Difference being amortized over approximately 11 years, representing the weighted average remaining useful lives of the relating assets.
(b) Difference being amortized over two years, representing the average customer life.
(c) The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations.
(d) The intangible asset related to the concession is being amortized on a straight-line basis over a 11 year period, representing the remaining term of the license.
(e) The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of the Holdings. Under BR CL, TCP recorded goodwill amounting to R$290,282.

As discussed above, TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under BR CL, TCP elected to record a reserve for loss on its investments of R$170,846 . After the recognition of impairment, the remaining goodwill balance under BR CL amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both BR CL and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation made by “BES Investimento do Brasil S.A..”

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2001 and 2002:

	2001	2002
Purchase accounting on acquisition of Holdings
Reversal of investment in Holdings under BR CL	306,779	-
Investments in Holdings and GT under U.S. GAAP	(530,315)	-
Reversal of goodwill recorded under BR CL	(306,779)	(722,676)
Intangible related to concession recorded in U.S. GAAP	723,292	1,176,710
Amortization of intangible related to concession	(55,252)	(163,873)
Provision for losses	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(84,116)	(121,661)
Amortization of fair value of property, plant and
equipment adjustment	8,393	26,357
Customer list intangible asset recorded in U.S.GAAP	75,339	140,035
Amortization of customer list	(34,531)	(108,464)
Debt fair value adjustment	14,533	25,800
Amortization of debt fair value adjusment	(14,533)	(21,562)
Total of the U.S. GAAP adjustments related to acquisition
Holdings	13,277	141,133

The following table presents the Company’s unaudited consolidated pro forma results under BR CL of operations of the Holdings for the year ended December 31, 2001 and 2002, as if the above acquisitions had been completed on January 1, 2001 and 2002, respectively. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	Year ended December 31,
	2001	2002
Net operating revenues	3,372,164	3,897,106
Operating loss	(1,142,762)	(921,885)
Net loss	(1,224,618)	(1,248,999)
Basic and dilute earnings per thousands shares - common
and preferred	(2.67)	(1.82)

       e. Pension and Other Post-retirement Benefits

The Company participates in a multiemployer benefit plan for its retired employees that is operated and administered by SISTEL and provides for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For active employees, a single employer plan has been accounted for since 1998. The provisions of SFAS No. 87 — Employers’ Accounting for Pensions were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. As discussed in Note 30, the Company elected to record its allocable share of actuarial liabilities with respect to its participation in multiemployer plans in accordance with CVM No. 371 as of December 31, 2001 by way of a direct charge to shareholders’ equity of approximately R$610, net of taxes. The multiemployer plan liability is reflected as an adjustment to U.S. GAAP shareholders’ equity, as such liabilities are not recorded.

Under U.S. GAAP, the liability to be recorded using actuarial calculations based on SFAS No. 87 differs from actuarial calculations under BR CL. The U.S. GAAP liability exceeded the BR CL estimated liability by R$2,872 and R$2,507 as of December 31, 2001 and 2002, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability.

Substantially all the active employees have elected to migrate to a Company sponsored defined contribution pension plan created in 2000. Those who have migrated have been credited individually with the balance of accumulated benefits as of the date of migration. As a result, a settlement and curtailment of the defined benefit pension plan occurred, as defined in SFAS No. 88. In addition, the Company is liable for certain contributions for certain risks involving death or disability. For the year ended December 31, 2001, under BR CL, the company recorded this liability as a direct charge to shareholders’ equity amounting to R$382. Under U.S. GAAP such liability was recorded with a corresponding charge to operating expenses.

       f. Disclosure Requirements

U.S. GAAP disclosure requirements differ from those required by BR CL. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

       g. Interest Expense

BR CL requires that interest be shown as part of operating income. Under U.S. GAAP interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

       h. Earnings per Share

In 2000, 2001 and 2002, the BR CL computation of earnings per share is based on shares outstanding at year end, and does not distinguish between common and preferred. Under U.S. GAAP, SFAS No., 128, “Earnings per Share”, the computation is based on the weighted average number of shares outstanding during the year. The dividends per share for common and preferred were the same in 2000, and no dividends were declared in 2001 and 2002. At December 31, 2001 and 2002, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger. The number of shares issuable, which are based on estimates using the Company’s share price at the date of the balance sheet, are considered dilutive as defined in SFAS No. 128 and are included in the denominator for purposes of calculating dilutive earnings per share for 2000. The weighted average number of outstanding and potentially dilutive shares were 423,891,313, 469,200,732 and 717,065,952 shares for 2000, 2001 and 2002 respectively. However, the potentially dilutive shares, consisting solely of the estimate of shares issuable mentioned above, have been excluded from the computation for 2001 and 2002 as their effect would have been anti-dilutive.

       i. Accounts Receivable

At time the Company may have certain accounts receivable that have terms in excess of one year. In accordance with U.S GAAP, such receivables are discounted to their estimated present values using interest rates in effect at the date of the transaction. The discount is then amortized to revenue over the remaining term using the effective interest method. The related unamortized discount is shown as a reconciling item for U.S. GAAP purposes.

       j. Permanent Assets

BR CL has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies until December 31, 1995. Under U.S. GAAP the assets in this classification would be non-current assets and property, plant and equipment.

Under BR CL, gains and losses on disposals of permanent assets are classified as non-operating results. Under U.S. GAAP, these items are recorded in operating results.

       k. Leases

The Company has leased certain computer hardware and software under non-cancelable lease. Under BR CL, , all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, Accounting for Leases. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method. The Company recorded depreciation expense in the amount of R$5,100 during 2001 and 2002 and interest expense and exchange variation (as the lease is denominated in U.S. dollars) in amount of R$15,629 and R$25,854 during 2001 and 2002, respectively. The difference between the total expense for U.S. GAAP purposes and BR CL purposes has been reflected in the reconciliation of U.S. GAAP income. The difference between these two amounts is also reflected in the U.S. GAAP reconciliation of net equity (see Note 38 below for more information related to this lease).

       l. Valuation of Long-lived Assets

For U.S. GAAP, effective January 1, 1996 the Company adopted SFAS No. 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 superseded SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 also broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144, effective January 1, 2002 and the effect of adoption was not material.

The Company has performed a review of its long-lived assets including property, plant and equipment, finite-lived intangible asset including concession and concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to technological and competition environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired to operate its cellular networks by ANATEL.

       m. Deferred Taxes

For BR CL purposes, deferred taxes have been calculated using a rate on social contribution on income of 9% in 2000 and 2001 based on a provisional measure. Under U.S. GAAP such provisional measure was not considered to be enacted law. Therefore, the reconciliation to U.S. GAAP for the years ended December 31, 2000 and 2001 included a reversal of such increase in the social contribution on income rate from 9% to 8%. During the year ended December 31, 2002, the change in the social contribution tax rate became enacted law and consequently, the effect of this difference was reversed.

The intangible asset related to concession that was recorded in connection with the acquisition of GT, and subsequently been transferred to the individual holding companies and GT, is deductible under Brazilian tax law. The excess of the intangible related to concession recognized for U.S. GAAP purposes will be recognized when and if realized by the Company. As a result of the write-down of the unamortized investment / intangible asset related to concession for BR CL and U.S.GAAP is not yet deductible for Brazilian tax purposes.

       n. FISTEL Fee

Under Brazilian Corporate Law, the Fistel (Telecommunication Inspection Fund) fee assessed on each activation of a new cellular line is deferred beginning on January 1st, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of income.

       o. Revenue Recognition

For U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are amortized over three years. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. The following is a reconciliation of net revenue between BR CL and U.S. GAAP:

	2000	2001	2002
Net revenue under BR CL	2,766,706	2,946,234	3,390,593
Prepaid services (i)	(25,231)	(56,792)	(11,840)
Activation fees (ii)	2,121	85	-
Roaming charges (iii)	131,733	115,664	316,205
Value added and other sales taxes (iv)	701,362	655,644	763,397
Deferred revenue - sales of handsets, net of amortization (v)	(499,459)	(156,595)	29,844
Prepaid installment sales plan (vi)	(113,543)	95,468	62,374
Net revenue under U.S. GAAP	2,963,689	3,599,708	4,550,573

(i) Prepaid services

Under BR CL, revenues related to prepaid services are recognized when collected and, based on past gross margins experienced in providing such services, the related costs to be incurred are accrued for concurrently with the recognition of revenue. Under U.S. GAAP, prepaid service revenue is deferred and amortized based on subscriber airtime usage. The related accrual for the cost of future service is fully reversed under U.S. GAAP and will be recognized in income as customers use airtime and the related costs are incurred. The following summarizes the effects on the reconciliation of net income (loss) under BR CL to U.S. GAAP related to prepaid services:

	2000	2001	2001
Net deferral of prepaid service revenue	(25,231)	(56,792)	(11,840)
Reversal of accrual for estimated costs	2,349	25,053	5,976
U.S. GAAP difference	(22,882)	(31,739)	(5,864)

(ii) Activation fees

Until December 31, 1997, under both BR CL and U.S. GAAP, revenues from activation fees were recognized upon activation of customers’ services. Under U.S. GAAP, effective January 1, 1998, net revenues from activation fees have been deferred and amortized over 12 months, the estimated effective contract life. During 1999, TCP and the cellular market in Brazil discontinued to a great extent the charging of activation fees.

(iii) Roaming

The Company has roaming agreements with other cellular service providers . When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$131,733, R$115,664 and R$316,205 for 2000, 2001 and 2002, respectively.

(iv) Value-added and other sales taxes

Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$701,362, R$655,644 and R$763,397 for 2000, 2001 and 2002, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

(v) Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over three years. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income (loss) nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$1,140,069 and R$1,110,225 at December 31, 2001 and 2002, respectively.

(vi) Prepaid handset installment plan

The Company markets certain of its handsets in connection with a prepaid service program that allows for the payment of the handset in installments. A portion of any future purchases of minutes is allocated as an installment payment based on published pricing. Under BR CL, the Company records an amount of future handset revenue under the installment program at the date of sale based on an estimate of future minute purchases. Under U.S. GAAP, this revenue is not recognized until such future purchases are made.

       p. Derivative Financial Instruments

As mentioned in Notes 18 and 32, the Company uses a variety of derivative financial instruments to mitigate its exposure to interest rate and foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swaps, options and forward contracts, as well as interest rate swap agreements, to manage these risks.

Under BR CL, foreign currency forward and swap contracts are recorded at the notional amount multiplied by the terms of the contract as if it had been settled at the balance sheet date. The premium accrued at that date is recorded as expense and payable.

During June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133 ). SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. For U.S. GAAP purposes, these derivatives have not been designated as accounting hedges, and as such, the changes in fair value are required to be recorded through earnings. The implementation of SFAS 133 did not have a material impact on the Company’s results of operations and financial position. Previous to the implementation of SFAS 133, the Company, for U.S. GAAP purposes, accounted for its derivatives at the balance sheet at fair value and their corresponding effect in current operations following the provision of SFAS 52, Foreign Currency Translation. Since the past accounting treatment is similar to the one currently being followed by the Company under the provision of SFAS 133, the initial implementation of SFAS 133 did not have an impact on the U.S. GAAP reconciliation for the year 2001.

Accordingly, an adjustment has been included in the reconciliation to U.S. GAAP for the difference between the carrying value for BR CL and the fair market value of the derivatives.

       q. License acquisition interest capitalization

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to BR CL. Under US GAAP the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interests accrued in 1998.

       r. Amortization of license acquisition costs

GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to BR CL. Under US GAAP such amortization was reversed and the amortization period starts on the start-up date, January 1st, 1999.

       s. Deferred assets

GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by BR CL. Under US GAAP such deferrals and respective amortization have been fully reversed.

       t. Reversal of Proposed Dividends

The interest on shareholders' equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for U.S. GAAP purposes.

       u. Offering Expenses

Under BR CL, expenses related to capital increases are recorded as net financial expenses. Under U.S. GAAP, offerings expenses are charged against the gross proceeds of the offering. The U.S. GAAP adjustment represents the reversal of net financial expenses recorded by the Company in connection with the capital increase completed during the year ended December 31, 2002. The difference did not have any impact on net equity.

Reconciliation of the Net (Loss) Income differences between BR CL and U.S. GAAP:

	2000	2001	2002
BR CL net income (loss) of the year	152,167	(1,113,617)	(1,140,761)
Add (deduct):
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(36,348)	(17,681)	(30,369)
Loss on disposal of assets monetarily restated in 1996 and 1997	-	(31,393)	(1,181)
Capitalized interest	(45,179)	(22,370)	15,417
Amortization of capitalized interest	(2,823)	(2,685)	(2,212)
Activation fees, net of taxes	(143)	-	-
Amortization of activation fees	2,264	85	-
Revenue recognition of prepaid service	(22,882)	(31,739)	(5,864)
Prepaid installment plan revenue	(103,312)	107,656	71,439
Pension plan	26,591	528	365
Depreciation effect from reduction of fixed assets due to exchange
of shares of minority interest	17,447	14,185	13,126
FISTEL fees	-	(20,744)	(1,416)
Difference in criteria for leasing	-	2,741	(4,229)
Forward and swap contracts	9,398	(127,070)	(336,562)
Call option	(19,132)	(50,830)	(37,438)
Discount on long-term accounts receivable	-	(7,233)	7,233
Acquisition of GT and Holdings:
Depreciation impact	-	8,394	9,152
Amortization on purchase price allocations to customer list	-	(34,531)	(37,670)
Amortization of intangible related to concession	-	(55,252)	(52,592)
Additional interest expense on purchase price allocation of debt..	-	(1,700)	-
Extraordinary loss on early extinguishment of debt	-	(12,653)	-
Difference in equity in net loss of Holdings	-	(80,217)	131,576
Reversal of reserve for loss on investments	-	278,769	170,846
Difference in recognition of impairment	-	(89,533)	(421,399)
Offering expenses	-	-	35,980
Deferred tax effect on the above adjustments	57,460	61,562	110,685
Deferred social contribution calculated using enacted law instead
of provisional measure	1,424	21,271	10,210
U.S. GAAP net income (loss) of the year	36,932	(1,204,057)	(1,495,664)
Basic EPS Computation:
Income (loss) available to common and preferred stockholders	36,932	(1,204,057)	(1,495,664)
Basic and diluted earnings per thousands shares - common and
preferred	0.09	(2.63)	(2.18)
Weighted average common and preferred shares outstanding
(in thousand)	419,820,313	458,367,772	687,051,991
Diluted average common and preferred shares outstanding
(in thousand)	423,891,313	458,367,772	687,051,991

Reconciliation of the Shareholders’ Equity differences between BR CL and U.S. GAAP:

	2000	2001	2002
BR CL shareholders' equity	3,857,125	2,742,647	4,009,957
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997	274,194	242,801	241,620
Amortization of monetary restatement of 1996 and 1997	(127,227)	(144,908)	(175,277)
Capitalized interest	57,351	34,980	45,338
Amortization of capitalized interest	(18,326)	(21,012)	(24,391)
Activation fees, net of taxes	(138,668)	(138,668)	-
Amortization of activation fees	138,583	138,668	-
Revenue recognition of prepaid service	(22,882)	(54,621)	(60,485)
Unbilled receivables - prepaid installment plan	(194,598)	(86,942)	(15,503)
Pension plan	(4,706)	(2,872)	(2,507)
Exchange of shares for minority interest	(101,671)	(101,671)	(101,671)
Depreciation effect from reduction of fixed assets due to
exchange of shares of minority interest	17,447	31,632	44,758
FISTEL fees	-	(20,744)	(30,457)
Value of fixed assets net of depreciation - capital leases	-	45,900	40,800
Capital lease obligations	-	(43,158)	(42,287)
Fair value of forward and swap contracts	(145,002)	(272,072)	(777,107)
Fair value of call option	(19,132)	(69,962)	(107,400)
Present value of long-term accounts receivable	-	(7,233)	-
Interest capitalized on license acquisition costs	-	-	42,006
Amortization of license acquisition costs	-	-	21,118
Deferred assets	-	-	(308,559)
Deferred assets, accumulated amortization	-	-	100,489
Acquisition of GT and Holdings	-	13,277	141,133
Deferred taxes on the above adjustments	93,930	155,048	265,732
Reversal of deferred social contribution calculated using
enacted law instead of provisional measure	(31,481)	(10,210)	-
Reversal of proposed dividends	39,448	-	-
U.S. GAAP shareholders' equity	3,674,385	2,430,880	3,307,307
Supplementary balance sheet information U.S. GAAP:
Total assets	7,089,088	7,218,261	10,202,052
Current liabilities	1,658,138	1,774,119	3,740,198
Noncurrent liabilities	1,756,565	3,013,262	3,154,547
Net property, plant and equipment	3,555,745	3,783,513	4,855,521

Changes in the Consolidated Shareholders’ Equity Position for the Years Ended December 31, 2000, 2001 and 2002 in Conformity with U. S. GAAP

	2000	2001	2002
Shareholders' equity under U.S. GAAP as of beginning of the year	2,229,838	3,674,385	2,430,880
Capital increase	1,125,085	-	2,367,376
Partial spin-off	(100)	-	-
Exchange of shares for minority interest	343,538	-	-
Expired dividends - 1998	-	-	4,715
Net income (loss)	36,932	(1,204,057)	(1,495,664)
Dividends and interest on capital	(60,908)	(39,448)	-
Shareholder's' equity under U.S. GAAP as of ending of the year	3,674,385	2,430,880	3,307,307

38. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

       a. Pension and Other Post-retirement Benefits

The Company, together with substantially all other companies in Telebrás Group, participates in a multiemployer defined benefit pension and other post-retirement benefit plans for its retired employees, which are operated and administered by SISTEL.

In December of 1999, the Company and the other companies which participate in the SISTEL plan reached an agreement to withdraw the active participants from the pension plan and establish a new plan for each of the New Holding Companies. The parties agreed to allocate the plan assets based on studies prepared by an independent actuary. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of SISTEL at December 31, 1999 based on SFAS No. 87 calculations. The inactive employees of all of the New Holding Companies which participated in the SISTEL defined benefit pension plan will remain as part of the multiemployer plan in SISTEL. The post-retirement benefit plan will also remain as a multiemployer plan; however, SISTEL will no longer subsidize life insurance premiums for inactive (retired) employees.

Substantially all of the Company’s employees have migrated to a new defined contribution plan created by the Company in October of 2000, which resulted in a settlement and curtailment of the pension plan under SFAS No. 88, “Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” during 2001 and 2002. The accrued benefits of each participant who migrated were credited to the individual accounts maintained in the defined contribution plan also ceased to part of the postretirement health care plan.

A summary of the liability as of December 31, 2001 and 2002 for the Company’s active employee defined benefit pension plan is as follows:

Pension Benefit Plan
	2001	2002
Funded status:
Accumulated benefit obligation-
Vested	5,887	6,106
Nonvested	319	369
Total	6,206	6,475
Projected benefit obligation	6,364	6,585
Fair value of plan assets to be allocated to the Company's new plan	(6,459)	(7,627)
Projected obligation in excess of assets (assets in excess of projected obligation)	(95)	(1,042)
Unrecognized gains	4,224	4,816
Unrecognized net transition obligation	(333)	(290)
Accrued pension cost	3,796	3,484
The actuarial assumptions used were as follows:
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	8.15%	8.15%
Expected long term rate of return on plan assets	14.45%	14.45%

A summary of the effects of curtailment and settlement on the reconciliation of the accrued pension cost as of December 31, 2001 and 2002:

	2000	2001	2002
Accrued pension cost, beginning of year	60,652	4,706	3,796
Net periodic pension cost	6,930	104	(290)
Actual Company contributions	(4,726)	(34)	(22)
Effect of curtailment	(7,644)	(970)	-
Effect of settlement	(50,506)	(10)	-
Accrued pension cost	4,706	3,796	3,484

A summary of the SISTEL pension plan as of December 31, 2001 and 2002 for the multiemployer portion (inactive employees pension plan) is as follows:

	2001	2002
Funded status:
Accumulated benefit obligation - 100%vested	2,815,765	2,922,542
Fair value of plan assets	(3,221,443)	(3,684,884)
Assets in excess of obligation	(405,678)	(762,342)

A summary of the post-retirement benefits plan (which remains a multiemployer plan), as of December 31, 2001 and 2002, is as follows:

	2001	2002
Funded status:
Accumulated post-retirement benefit obligations:
Active participants	69,363	46,107
Retirees and dependents	813,918	867,041
	883,281	913,148
Fair value of plan assets	359,400	404,507
Obligations in excess of plan assets	523,881	508,641

For 2001 and 2002, the trend of health care cost increase was projected to increase at annual rates, excluding inflation, ranging from 5.76% and 5.62%, decreasing to 2.7% in 2050 and 2.82% in 2047, in 2001 and 2002 respectively. During December 1999, SISTEL agreed with the New Holding Companies that it would no longer subsidize life insurance premiums for retired employees.

Reconciliation of Pension Plan Adjustment:

	2000	2001	2002
U.S. GAAP:
Net periodic pension cost	(6,930)	(104)	290
Settlement and curtailment of the pension plan	58,150	980
Additional actuarial liability recorded for defined contribution plan	-	(314)	22
Net periodic pension income under U.S. GAAP	51,220	562	312

BR CL:
Charged to income statement	(4,726)	34	(53)
Pension plan liability reversion	29,355	-	-
Credited to income statement under BR CL	24,629	34	(53)
Net reconciliation effect	26,591	528	365

       b. Summarized financial information for the Holdings

The following summarizes financial information under BR CL for the Holdings relating to the periods for which the Company’s investment in the Holdings was accounted for using the equity method of accounting.

	As of and for the year ended
	December 31,
	2001	2002
Net operating revenues	390,797	512,168
Operating loss	(791,863)	(770,908)
Net loss	(786,802)	(771,325)
Current assets	190,534	--
Long-term assets	2,210,471	--
Current liabilities	493,838	--
Long-term liabilities	2,416,177	--

       c. Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2001			2002
		Software	Customer		Customer	Exclusivity	Software
	Concession	use rights	List	Concession	List	Agreement	use rights
Gross	723,292	297,168	75,339	2,092,636	140,035	54,167	743,749
Accumulated amortization	(55,252)	(70,126)	(34,531)	(453,889)	(108,464)	(19,663)	(231,939)
Write-off	(89,533)	-	-	(89,533)	-	-	-
Net	578,507	227,042	40,808	1,549,214	31,571	34,504	511,810
Amortization expense	55,252	52,839	34,531	52,595	37,670	17,906	94,565
Amortization period	(a)	5 years	2 years	(a)	2 years	(b)	5 years

(a) Amortized on a straight line method over the concession period until April 2013.
(b) Amortized over the terms of the contracts, ranging from one to three years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2003	304,470
2004	276,171
2005	257,283
2006	257,283

       d. Capital Leases

The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligations classified as capital leases are as follows:

2003	30,517
2004	15,259

Total minimum lease payments	45,776
Less amount representing interest	(3,489)

Liabilities recorded in the balance sheet for U.S. GAAP purposes..	42,287
Less current portion	(24,164)

Long-term capital lease obligation	18,123

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

Property, Plant and Equipment:
Software	51,000
Less: accumulated amortization	(10,200)

40,800

       e. Concentration of Risks

Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting their business, Telesp Celular S.A. and Global Telecom are fully dependent upon the cellular telecommunications authorizations, granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

       f. Commitments (Unaudited)

Planned capital expenditures for 2003 are approximately R$402,093. Most of the 2003 capital expenditures relate to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

       g. Segment information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The reportable segments of the Company are Telesp Celular (the leading mobile operator in the state of São Paulo) and Global Telecom (a cellular operator in the states of Paraná and Santa Catarina). These reportable segments are strategic business subsidiaries that operate in different concession areas and are in different phases of development and therefore, are managed and funded separately.

As discussed in Note 1, TCP acquired the remaining indirect and direct interests in Global Telecom on December 27, 2002 and began to consolidate Global Telecom as of that date. Consequently, the Company has not presented segment information related to the separate operations of Telesp Celular and Global Telecom for the periods preceding the acquisition date because Global Telecom’s results of operations were accounted for using the equity method of accounting by the Company under both BR CL and U.S. GAAP.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at cost.

Following is information on the Company’s reportable segments as of December 31, 2002:

	Telesp	Global
	Celular	Telecom	Other	Eliminations	Consolidated

Total assets	6,122,691	2,383,617	1,150,358	(2,281)	9,654,385

       g. New accounting pronouncements

SFAS No. 141 - "Business Combinations"

During June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), " Business Combinations" and FASB Statement No. 38, " Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of SFAS 141 are to be accounted for using one method the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria-the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 on January 1, 2002 did not result in any impact to the Company's financial position, cash flows and results of operations.

SFAS No. `142 - "Goodwill and Other Intangible Assets"

During June 2001, FASB issue SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for long-lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have an impact on the Company's financial position, cash flows and results of operations.

SFAS No. 143 - "Accounting for Asset Retirement Obligations"

During June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143) , Accounting for Asset Retirement Obligations". SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15 ,2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS 143, management believes that the implementation of this statement will not result in any impact to the Company's financial position, cash flows and results of operations.

SFAS No. 145 - "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of "SFAS 145"

In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No. 145 will have a material impact on the Company's financial position, cash flows and results of operations.

SFAS No. 146 -"Accounting for Costs Associated with Exit or Disposal Activities"

In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognised at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is applicable for exit or disposal activities initiated after December 31, 2002, and as such, the Company cannot reasonably estimated the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002.. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, management believes that the implementation of this statement will not result in any impact to the Company's financial position, cash flows and results of operations.

EITF 00-21 Revenue Arrangements with Multiple Deliverables

At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units.
Specifically, in an arrangement swith multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement.
The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.
The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal years beginning after December 15, 2002. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, Accounting Changes. We are currently evaluating the impact of EITF 00-21 in our financial statements, specifically including our treatment of revenue from handset sales under US GAAP. We currently cannot reasonably estimate the impact of adopting the new rule.

Independent Auditors' Report

To Globaltelcom Telecomunicacoes S.A., Daini do Brasil S.A. and GTPS S.A.. Participacoes em Investimentos de Telecomunicacoes
Sao Paulo, Brazil:

(1) We have audited the accompanying combined balance sheet of Globaltelcom Telecomunicacoes S.A., Daini do Brasil S.A. and GTPS S.A. Participacoes em Investimentos de Telecomunicacoes (the "Holdings") as of December 31, 2001, and the related statements of operations, changes in shareholders' deficit and changes in financial position for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002. These combined financial statements are the responsibility of the Holdings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

(2) We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

(3) In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Holdings as of December 31, 2001, and the results of their operations and changes in their financial positions for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss attributable to shareholders for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002 and the determination of shareholders' deficit as of December 31, 2001 to the extent summarized in Note 27 to the combined financial statements.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The combined statements of cash flow for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002 are presented for purposes of additional analysis and are not a required part of the basic combined financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

       /s/ Deloitte Touche Tohmatsu

       April 30, 2003
       Sao Paulo, Brazil

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2001
(In thousands of Brazilian reais)

ASSETS	Note	2001

CURRENT ASSETS:
Cash and cash equivalents	12	53,163
Trade accounts receivable, net	13	62,306
Inventories	14	56,877
Recoverable taxes	11	7,928
Other current assets	15	10,260

Total current assets		190,534

NONCURRENT ASSETS:
Recoverable and deferred taxes	11	211,349
Other noncurrent assets	15	234

Total noncurrent assets		211,583

PERMANENT ASSETS:
Goodwill		296,462
Property, plant and equipment, net	16	1,462,693
Deferred assets, net	17	239,733

Total permanent assets		1,998,888

Total assets		2,401,005

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2001
(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' DEFICIT	Note	2001

CURRENT LIABILITIES:
Payroll and related accruals	18	9,412
Trade accounts payable	19	247,181
Taxes payable	20	16,481
Loans and financing	21	212,465
Other liabilities		8,299

Total current liabilities		493,838

NONCURRENT LIABILITIES:
Loans and financing	21	2,094,763
Taxes payable	20	37,679
Reserve for contingencies and other	22	7,654

Total noncurrent liabilities		2,140,096

SHAREHOLDERS´DEFICIT AND ADVANCES FOR FUTURE CAPITAL INCREASES:
Capital stock	24	570,520
Special reserve of goodwill		193,231
Accumulated deficit		(1,272,761)

Total shareholders' deficit		(509,010)

Advances for future capital increase		276,081

Total shareholders' deficit and advances for
future		(232,929)

capital increases
Total liabilities and shareholder's deficit		2,401,005

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

COMBINED STATEMENTS OF OPERATIONS
FOR THE PERIODS FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001 AND JANUARY 1 TO DECEMBER 27, 2002
(In thousands of Brazilian reais)

	Note	2001	2002

NET OPERATING REVENUE	5	390,797	512,168
COST OF SERVICES AND GOODS	6	(407,907)	(423,774)

GROSS MARGIN		(17,110)	88,394
OPERATING EXPENSES:
Selling expenses	7	(139,653)	(124,402)
General and administrative expenses	8	(46,828)	(45,706)
Net financial expenses	9	(536,468)	(663,110)
Other net operating expenses	10	(51,804)	(26,084)

OPERATING LOSS		(791,863)	(770,908)
Net nonoperating expenses		(350)	(417)

LOSS BEFORE MINORITIES		(792,213)	(771,325)
Minority interest in loss		5,411	-

NET LOSS		(786,802)	(771,325)

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY (DEFICIT)
FOR THE PERIOD FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001
(In thousands of Brazilian reais)

	Capital	Special reserve	Accumulated
	stock	of goodwill	deficit	Total

BALANCE AT FEBRUARY 6, 2001	570,520	-	(485,959)	84,561
Special reserve of goodwill (Note 1)	-	193,231	-	193,231
Net loss	-	-	(786,802)	(786,802)

BALANCE AT DECEMBER 31, 2001	570,520	193,231	(1,272,761)	(509,010)

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIODS FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001 AND JANUARY 1 TO DECEMBER 27, 2002
(In thousands of Brazilian reais)

	2001	2002

SOURCES OF FUNDS:
From operations (see below)	-	332,476
From shareholders:
Advances for future capital increase	17,400	2,630,270
From third parties
Long-term debt	2,048,893	215,584
Non-current tax payable, other than income taxes	33,629	68,273
Intercompany payables	-	531,440

Total sources	2,099,922	3,778,043

USES OF FUNDS:
In operations (see below):	326,491	-
Property, plant and equipment	421,034	152,321
Deferred assets	-	7,525
Prepayment of non-current liabilities	1,199,794	2,927,634
Acquisition of minority interest in Global Telecom	20,167	-
Non-current assets	16,872	453,654

Total uses	1,984,358	3,541,134

INCREASE IN WORKING CAPITAL	115,564	236,909

REPRESENTED BY:
Ending working capital:
Current assets	189,487	160,600
Current liabilities	492,791	226,995

	(303,304)	(66,395)
Less - beginning working capital	(418,868)	(303,304)

INCREASE in working capital	115,564	236,909
FUNDS PROVIDED BY (USED IN) OPERATIONS
Net loss	(786,802)	(771,325)
Items not affecting working capital:
Minority interest	(5,411)	-
Depreciation and amortization	145,122	202,935
Exchange and monetary variation on non-current items, net	291,020	893,996
Provision for losses on property, plant and equipment	20,671	(812)
Provision for contingencies and other	7,297	3,840
Net loss on disposal of property, plant and equipment sold	1,612	3,842

Total	(326,491)	332,476

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

COMBINED STATEMENTS OF CASH FLOW
FOR THE PERIODS FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001 AND JANUARY 1 TO DECEMBER 27, 2002
(In thousands of Brazilian reais)

	2001	2002

OPERATING ACTIVITIES:
Net loss	(786,802)	(771,325)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	145,122	202,935
Exchange and monetary variation on noncurrent items, net	316,557	457,893
Provision for doubtful accounts	14,535	8,832
Provision for losses on property, plant and equipment	20,671	(812)
Net book value of property, plant and equipment sold	1,612	3,842
Minority interest	(5,411)	-
Changes in operating assets:
(Increase) in accounts receivable	(32,992)	(35,598)
(Increase) / Decrease in inventories	(44,600)	17,227
(Increase) / Decrease in recoverable taxes	424	(7,749)
(Increase) / Decrease in other current assets	(765)	58
(Increase) in other noncurrent assets	(16,833)	(4,344)
Changes in operating liabilities:
Increase / (Decrease) in accounts payable	186,564	(141,567)
Increase in taxes payable	3,263	899
Increase / (Decrease) in payroll and related accruals	5,900	(1,974)
Increase/ (Decrease) in other accounts payable	(3,973)	7,268
Increase in noncurrent liabilities	33,603	68,273

Net cash used in operating activities	(163,125)	(196,142)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(421,034)	(152,321)
Deferred assets	-	(7,525)
Acquisition of minority interest in Global Telecom	(20,167)	-
Goodwill paid in acquisition of minority interest in Global Telecom		-

Net cash used in investing activities	(441,201)	(159,846)

FINANCING ACTIVITIES:
Net increase in current loans	298,091	127,896
Payment of noncurrent liabilities	(1,446,836)	(616,454)
New loans obtained - noncurrent	2,048,893	265,432
Advances for future capital increase	17,400	-
Intercompany payable	-	531,440
Payment of license of concession	(289,648)	-

Net cash provided by financing activities	627,900	308,314

Increase (decrease) in cash and cash equivalents	23,574	(47,674)
Cash and cash equivalents in the beginning of the year	29,589	53,163

Cash and cash equivalents at end of the PERIOD	53,163	5,489

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid	146,548	132,215
Payment of GT loan by TCP	-	2,630,270
Recognition of tax benefit related o corporate restructuring (Note 1)	193,231	-

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICACOES S.A., DAINI DO BRASIL S.A AND GTPS S.A. PARTICIPACOES EM
INVESTIMENTOS DE TELECOMUNICACOES

NOTES TO THE COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND FOR THE PERIODS FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001 AND
JANUARY 1 TO DECEMBER 27, 2002
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. BACKGROUND AND OPERATIONS

Globaltelcom Telecomunicações S.A. (“Globaltelcom”), Daini do Brasil S.A (“Daini”) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”), (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), (collectively, hereinafter referred to as the “Holdings”) are closely held companies established for the purpose of holding investments in Global Telecom S.A. (“GT or the Subsidiary”) and have no other significant investments or operations other than those related to their investments in the common and preferred stock of GT. GT is the operator of B Band mobile cellular telephone services in the State of Paraná and Santa Catarina, in accordance with the terms of the concession granted by National Agency for Telecommunications (“ANATEL”), which will expire in April 2013.

Until February 6, 2001, the Holdings held 63.73% of the total capital and 75.69% of the voting stock of GT. On February 6, 2001, the Holdings acquired additional indirect interests of 34.6% and 19.31% of GT’s capital stock and voting stock, respectively, for R$257,544, under the terms of Contract of Purchase and Sale of Shares agreement entered into on January 13, 2001 (the “Purchase Agreement”). The indirect interests were acquired through Takotel Telecom Ltda. (“Takotel”), an intermediate holding company that previously held an equity interest in GT. On July 27, the Holdings acquired the remaining outstanding minority interests of 1.67% and 5% of GT’s capital stock and voting stock, respectively, for R$20,671. These acquisitions were financed by advances for future capital increases made by Telesp Celular Participações S.A. (“TCP”), amounting to R$276,081. In connection with the Purchase Agreement, on February 6, 2001 TCP acquired 49% of the voting shares and 100% of the non-voting shares of the Holdings and committed to acquire the remaining 51% of common voting shares of the Holdings (representing a 17% of economic interest in GT), at a fixed price, upon formal approval to be obtained from ANATEL, or by December 2003, when the Holdings expected that certain regulatory requirements would no longer be applicable.

The above acquisitions generated goodwill amounting to R$183,263 and R$585,548, which was recorded by the Holdings and TCP, respectively. Through several legal processes on December 2001, TCP created new holding companies and contributed its investment and recorded goodwill, resulting from the acquisition of the Holdings to the newly created, temporary holding companies. The newly created holding companies recorded a provision for controlling shareholder’s integrity, which reflects the net value between the total goodwill to be amortized and its correspondent tax credit. The difference between the goodwill and the provision for controlling shareholder’s integrity, representing the tax benefit, was recorded by the Holdings as a non-current asset with a corresponding charge to the Special Reserve of Goodwill in the amount of R$193,231. This special reserve will be capitalized by issuing shares to TCP when and if such tax benefits are realized.

In connection with the above restructuring, the Holdings completed a similar restructuring to contribute their investment and recorded goodwill to GT and merge Takotel into GT. This restructuring did not result in an impact to the combined financial statements.

After the completion of the above described restructuring, the participation of the Holdings in GT, was as follows:

	Participation in capital	Participation in voting
The Holdings	stock	capital

Daini	75.55%	66.95%
Globaltelcom	15.73%	13.85%
GTPS	8.72%	19.20%

Total	100.00%	100.00%

On September 18, 2002, TCP made an advance for future capital increase to GT amounted to R$2,630,270. On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of the Holdings (representing an economic interest of 17%) in accordance with the purchase commitment discussed above. Considering TCP’s direct and indirect interests, TCP now owns 100% of the capital of the Holdings and GT and, as of the date of the acquisition, began to consolidate the Holdings.

2. GT BACKGROUND, LIQUIDITY AND FUTURE OPERATIONS

GT was initially constituted on December 22, 1997 as a Brazilian limited liability company. On January 29, 1999, the shareholders converted GT into a closely held corporation called Global Telecom S.A. GT provides B Band mobile telephone services under a license granted by ANATEL in accordance with Brazilian laws and sells telecommunication equipment.

On April 8, 1998, under Act 098 of ANATEL, GT was granted a license to operate B Band mobile telephone services for concession area 5, covering two states of Brazil (Paraná and Santa Catarina), for a 15-year period, renewable for an additional 15 year term, subject to a renewal fee and the review and approval by ANATEL.

The license acquisition price was R$ 773,918, with a down payment of R$ 309,567, corresponding to 40% of the total price. The remaining 60% was paid in three equal annual installments, starting on April 8, 1999, restated by the variation of IGP-DI from Fundação Getúlio Vargas, plus interest at the rate of 1% per month, starting from April 7, 1997 (the date the proposal for license was delivered to ANATEL).

The Holdings have incurred operating losses and negative cash flows since inception and had a working capital and shareholders’ deficit at December 31, 2001. Consequently, the Holdings have been dependent on their shareholders (or their affiliates) to provide funds to support operations and meet debt service requirements.

As discussed in Note 1, TCP made an advance for future capital increase to GT amounting to R$2,630,270 on September 18, 2002. This amount was used by the GT to meet working capital requirements and pay down existing loans and financing.

Joint venture

On December 27, 2002, the assets in the Brazilian mobile telephony market held by the shareholders PT Móveis — Serviços de Telecomunicações, SGPS (“PT”) and Telefónica Móviles S.A. (“TEM””), represented by the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands (50% owned by PT and 50% owned by TEM).

As a result, as of December 31, 2002, Telesp Celular Participações S.A. is a publicly held company owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital) which is wholly owned by Brasilcel N.V. Total voting capital directly and indirectly owned by Brasilcel N.V. as of December 31, 2002 was 93.7%.

The Senior Management of the companies involved understand that the mentioned process will result in significant gains for all the corporations, mainly due to the synergies achieved with the operations increase volume and unification of operative processes, which may case systemic adjustments.

3. PRESENTATION OF THE COMBINED FINANCIAL STATEMENTS

These combined financial statements are being presented for the periods that the Holdings were a non-consolidated equity investment of TCP to comply with the requirements of Rule 3-09 of Regulation S-X of the Securities and Exchange Commission (“SEC”), for purposes of the presentation of TCP’s annual financial statements included in its annual report for the year ended December 31, 2002 to be filed on Form 20-F with the SEC .

These combined financial statements have been prepared in accordance with accounting practices adopted in Brazil and the applicable rules for telecommunications service companies, established by ANATEL.

The accompanying combined financial statements reflect the combined accounts of the Holdings. The accounts of GT have been consolidated by Daini, which held 66.95% and 75.55% of the voting capital and total capital, respectively, at December 31, 2001. The combination was prepared as follows:

  The respective investments of Globaltelcom and GTPS in GT have been accounted for using the equity method of accounting;

  Intercompany transactions have been eliminated;

  Investor's shareholding, reserves and accumulated results in the investees have been eliminated;

  Minority interests in the results of GT prior to the acquisition of the remaining interests in GT completed on July 27, 2001 have been reported separately.

4. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

(a)     Cash and Cash Equivalents — Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

(b)     Trade Accounts Receivable — Accounts receivables from customers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from sale of handsets and accessories.

(c)     Allowance for Doubtful Accounts — Provision is made for accounts receivable for which recoverability is considered to be remote.

(d)     Inventories — Consist of handsets and accessories stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete and monthly regardless of the settlement period.

(e)     FISTEL fees — Fees related to activations of new customers are being deferred and amortized over a period of the estimated customer relationship period.This amortization period commences upon the date of activation fee.

(f)     Foreign currency transactions — Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

(g)     Property, Plant and Equipment — Is stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. The license acquisition cost of GT is include in property, plant and equipment, which is being amortized using the straight-line method over the initial license period (15 years) beginning in the month of its acquisition. The interest on loans for financing construction in progress is capitalized as part of the cost of the asset.

Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations.

(h)     Deferred assets— Represents preoperating expenses incurred by GT that have been deferred. Preoperating expenses are being amortized using the straight-line method over a period of ten years.

(i)     Goodwill – Representing the excess of the purchase price paid over proportional share of the carrying value of GT. The goodwill will be amortized over 10 years based on the estimated future profitability, to commence when profitable operations are achieved which is anticipated to occur in 2005.

(j)     Vacation Payable Accrual — Cumulative vacation payable due to employees is accrued as incurred.

(k)     Income and Social Contribution Taxes — Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. The deferred taxes attributable to temporary differences, taxes losses and social contribution tax loss carryforwards are recorded when their realization is considered to more likely than not.

However, to date, the Holdings have not recorded deferred tax assets related to its net operating losses tax carryforwards, since their realization is not considered to be more likely than not.

(l)     Loans and Financing — Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

(m)     Reserve for Contingencies — Are based on legal advice and management’s opinion as to the likely outcome of the outstanding matters at the balance sheet date.

(n)     Revenue Recognition — Revenues from cellular telephone services consist of monthly subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Revenues for all services are recognized when the services are provided. Revenues for pre-paid services are deferred and recognized when the service is rendered, based on minute usage. Billings are on monthly basis. Unbilled revenues from the billing date to the month end are estimated and recognized as revenues during the month in which the service is provided. Revenues from the sales of handsets and accessories are recorded on the accrual basis.

(o)     Net Financial Expense — Represents interest earned (incurred) during the period and exchange and monetary variation resulting from financial investments and loans and financing. Exchange gains and losses on forward contracts and swaps are included in net financial expenses.

(p)     Research and Development — Research and development costs are charged to expense as incurred. .

(q)     Derivative Financial Instruments — GT enters into currency swap contracts in order to manage its exposure to the devaluation of the Real to other foreign currencies, specifically as it relates to its obligations. The derivatives are recorded at their settlement amounts at the balance sheet date.

(r)     Segment Information — The Company’s operates solely in one segment for local and regional cellular telecommunications. All revenues are generated in states of Paraná and Santa Catarina.

(s)     Use of Estimates — The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

5. NET OPERATING REVENUE

	2001	2002

Monthly subscription charges	91,720	107,069
Usage charges	123,087	147,324
Interconnection	133,921	226,137
Sale of handsets and acessories	139,852	139,571
Other services	4,263	14,461

Total gross operating revenue	492,843	634,562
Value added and other sales taxes	(92,328)	(110,270)
Discounts granted and other	(9,718)	(12,124)

Net operating revenue	390,797	512,168

There are no customers which contributed more than 10% of gross operating revenues in 2001 and 2002, except for Brasil Telecom S.A., the fixed service provider for the area, that contributed approximately 22% of the total gross revenue in 2002 (17 % in 2001), mainly in relation to interconnection charges.

6. COST OF SERVICES AND GOODS

	2001	2002

Depreciation	(45,467)	(89,033)
Amortization of license	(54,886)	(61,064)
Personnel	(5,002)	(4,399)
Interconnection	(60,172)	(58,161)
Materials and services	(14,748)	(11,851)
Rentals and insurance	(25,131)	(28,930)
Fistel regulated taxes	(10,629)	(19,124)
Cost of products sold	(189,770)	(140,853)
Other	(2,102)	(10,359)

Total	(407,907)	(423,774)

7. SELLING EXPENSES

	2001	2002

Personnel	(20,428)	(17,735)
Marketing and publicity	(44,055)	(39,168)
Third-party services	(33,921)	(30,965)
Leases and insurance	(1,515)	(2,742)
Allowance for doubtful accounts	(14,535)	(8,832)
Depreciation	(6,981)	(11,151)
Other	(18,218)	(13,809)

Total	(139,653)	(124,402)

8. GENERAL AND ADMINISTRATIVE EXPENSES

	2001	2002

Personnel	(15,937)	(14,212)
Third-party services	(17,735)	(13,721)
Rentals and insurance	(1,609)	(1,662)
Depreciation	(6,154)	(10,024)
Other	(5,393)	(6,087)

Total	(46,828)	(45,706)

Total research and development costs were R$94 for 2001. For 2002 there was no costs of research and development

9. NET FINANCIAL EXPENSES

	2001	2002

Financial income:
Financial income	9,022	8,537
Gains on swap contracts	27,391	620,411

Total financial income	36,413	628,948

Interest expenses:	(101,170)	(171,368)
Monetary exchange variation	(201,291)	(1,031,890)
Loss on swap contracts	(221,794)	-
Other financial expenses	(48,626)	(88,800)

Total financial expenses	(572,881)	(1,292,058)

Net financial expenses	(536,468)	(663,110)

10. OTHER NET OPERATING EXPENSES

	2001	2002

Provision for losses on property, plant and equipment, net of
reversal	(20,671)	812
Amortization of deferred assets	(28,366)	(31,663)
Accrued liability for contingencies (net of reversals)	(7,282)	(3,993)
Other	4,515	8,760

Other income and expenses, net	(51,804)	(26,084)

11.RECOVERABLE AND DEFERRED TAXES

Brazilian income taxes comprise federal income tax and social contribution tax. At December 31, 2001 and December 27, 2002 the statutory rate for income tax was 25%, and the statutory rates for social contribution tax was 9%. The combined statutory rate was 34% as of December 31, 2001 and December 27, 2002.

At December, 31, 2001, GT and Holdings had accumulated tax loss carryforwards, in the amount of R$1,398,118, whose related tax asset, in the amount of R$475,360 was not recorded in the combined financial statements since their realization is not considered to be more likely than not. .

The accumulated tax loss carryforwards do not expire and can be offset against taxable income. The tax legislation also define that tax loss carryforwards can be used, in any year, up to the limit of 30% of income before taxes, determined in accordance with Brazilian accounting practices and considering adjustments defined by tax legislation.

Deferred income tax assets and recoverable taxes are comprised of the following:

2001

Deferred taxes from corporate restructuring (Note 1)	193,231
Value Added Tax (ICMS)	25,537
Other	509

Total	219,277

Current	7,928
Non current	211,349

Value added tax (ICMS) represent the amount paid on the acquisition of equipment and inventories and can be offset against future ICMS payable generated from telecommunications services revenues. Recovery of ICMS taxes associated with equipment purchase is generally limited to 1/48th of the credit amount. The long-term portion of recoverable ICMS was R$18,103 at December 31, 2001.

12. CASH AND CASH EQUIVALENTS

2001

Cash and banks.	2,557
Temporary cash investments -CDB's	50,606

Total	53,163

Temporary cash investments refer principally to fixed income deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13. TRADE ACCOUNTS RECEIVABLE, NET

2001

Billed amounts to customers	25,044
Billed amounts to sales of handsets and accessories	23,683
Unbilled services to customers	12,542
Interconnection charges and other	10,674
Allowance for doubtful accounts	(9,637)

Total	62,306

The changes in the allowance for doubtful accounts were as follows:

	2001	2002

Beginning balance	(6,968)	(9,637)
Provision charged to selling expense	(14,535)	(8,832)
Write-offs	11,866	8,167

Ending balance	(9,637)	(10,302)

14. INVENTORIES

2001

Handsets and accessories	65,008
Other	493

65,501
Provision for excess and obsolete inventories	(8,624)

Total	56,877

15. OTHER ASSETS

2001

Deferred Fistel taxes	6,490
Prepaid expenses	2,819
Advances to suppliers	950
Other	235

Total	10,494

Current	10,260
Noncurrent	234

Prepaid expenses consist primarily of contracted services, which are being charged to expense over the terms of the service contracts.

16. PROPERTY, PLANT AND EQUIPMENT, NET

       a. Composition

2001

License acquisition costs	915,926
Transmission equipment	408,009
Computer hardware and software	152,210
Automatic switching equipment	62,795
Supports and protectors	79,690
Buildings	10,976
Handsets	9,149
Land	2,986
Other assets	20,081
Construction-in-progress	158,208

Total cost	1,820,030
Accumulated amortization of license acquisition costs	(228,948)
Accumulated depreciation	(128,389)

Property, plant and equipment, net	1,462,693

During the periods from February 6, 2001 to December 31, 2001 and January 1, 2002 to December 27, 2002, interest capitalized by GT on loans and financing for construction-in-progress amounting to R$15,205 and R$10,331, respectively.

       b. Depreciation Rates

The annual depreciation rates applied to property, plant and equipment are as follows:

	% (per year)

	2001	2002

License Acquisition	6.70	6.79
Transmission equipment	10.00	10.00
Computer hardware and software	20.00	20.00
Supports and protectors	3.50	3.50
Automatic switching equipment	10.00	10.00
Buildings	2.80	2.80
Private Handsets	33.00	33.00
Other assets (excluding land)	4.00 to	4.00 to

       c. Rentals

GT rents premises and cellular tower locations through a number of operating lease agreements that expire at different dates. Total annual rental expense under these agreements was R$34,333 in 2002 (R$32,072 2001).

Rental commitments of operating leases with noncancellable terms are:

Year ending December 31,	2001

2003	31,021
2004	30,289
2005	29,817
2006	28,552
2007 and after	43,610

Total minimum payments	163,289

17. DEFERRED ASSETS, NET

2001

Pre-operational expenses:
Amortization of license	80,496
Financial expenses	184,430
General and administrative expenses	43,633

Total	308,559
Accumulated amortization	(68,826)

Deferred assets, net	239,733

18. PAYROLL AND RELATED ACCRUALS

2001

Wages, salaries and social security charges	1,232
Accrued vacation and social security charges	3,641
Accrued bonuses	4,400
Other	139

Total	9,412

19. TRADE ACCOUNTS PAYABLE

2001

Materials and services - local currency	234,384
Services - foreign currency	10,931
Interconnection - telecommunication companies	1,866

Total	247,181

20. TAXES PAYABLE

2001

Value-added taxes (ICMS)	40,786
Withholding income tax	7,826
Fistel taxes	2,577
Other taxes on revenues	2,971

Total	54,160

Current	16,481
Noncurrent	37,679

Of the long-term portion, R$37,679 refers to the “ICMS — Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments, on July 21, 2000, to defer ICMS payments. Preliminary authorization in November 2000. Pursuant to this agreement, ICMS is payable on the 49th month after the amount determined. The balances are subject to monetary correction based on the FCA — Fator de Conversão e Atualização da Secretaria da Fazenda do Paraná, a monetary correction rate established by State of Parana.

21. LOANS AND FINANCING

       a)Composition of debt

Composition of debt of GT are as follows:

	Annual Interest rate	2001

Working capital:
J. P. Morgan (1)	32.17	35,386
Banco do Brasil (2)	0.8	65,372
Floating Rate Notes - (3)	EURIBOR + 2.75%	1,671,540
BNDES (4)	UMBNDES and TJLP + 3.6%	311,444
Interest payable on the above loans and settlement
value of swap contracts		223,486

Total		2,307,228

Current		212,465
Non current		2,094,763

(1)     JP Morgan — This loan was contracted in November 29, 2001, and was due in a single installment in February 2002. This loan was paid in full on the due date.

(2)     Banco do Brasil – This loan was contracted on April 2001, equivalent to ¥3,707,351 thousands, with maturity in a single installment on March 2002. This loan was paid in full on due date.

(3)     Floating Rate Notes — These notes, issued by GT in July 2001, were acquired by Portugal Telecom International Finance B.V. (a related finance company of the parent company of “TCP” – See Note 1), equivalent to EUR 810 million, and are due in a single installment in 2004. The interest was due annually. Proceeds from this loan were used for prepayment on July 2001 of the following loans:

— Motorola
— Working capital
— This loan was contracted in December 1998, with a total credit line of US$110 million.
— Eximbank — Working capital — financing of operational activities. This loan was contracted in September 1999, in the amount of US$220 million.
— Motorola — Equipment — This loan was contracted on December 1998, with a total credit line of US$ 220 million.

These debts were repaid at their approximate carrying amount on each prepayment date. No significant gains or losses resulted from these early extinguishments of debt.

On a swapped basis the cost of debt is proportionate to the interbank offered rate in Brazil (CDI). At December 31, 2001 the CDI rate was 19% per annum.

On August 9, 2002 and September 16, 2002, TCP paid down the Floating Rate Notes at their approximate carrying value on behalf of GT. This amount was recorded as an advance for future capital increases made by TCP.

(4)     Banco Nacional de Desenvolvimento Econômico e Social (BNDES) — This loan was contracted with BNDES and the banks Bradesco S.A. and Alfa S.A. in July 2001. Principal of this loan will be paid in 60 monthly installments starting in November 2002. This loan is guaranteed by the pledge of the Company’s revenues, which can be retained up to a limit of 140% of the highest monthly installment, and also co-signed by Telesp Celular S.A.

This loan agreement requires compliance with certain covenants such as the maintenance of minimum indexes of capitalization, the current ratio, financial results and debt service coverage, as well as places restrictions on the creation of new loans and financing. As of December 27, 2002, GT was not in compliance with the current ratio, financial result and debt service coverage covenants contained in it loan agreement. GT has obtained waivers relating to these covenants until December 31, 2003.

As December 27, 2002 the outstanding debt consisted of R$336,447 related to the loan contracted with BNDES., maturing as follows:

12/27/02

2003	72,506
2004	71,103
2005	71,103
2206	71,103
2007	50,632

Total	336,447

    c) Swap Contracts

During 2001, GT entered into currency swap contracts to reduce the impact of the devaluation of the Brazilian real on its Euro and Yen denominated obligations. Under the terms of these swap arrangements, the Company is required to pay the counterparts the amounts, if any, that represents the excess of the variation of the CDI (interbank) rate or a fixed interest rate over the variations of the applicable foreign currency exchange rate, all computed on the notional amounts. If the inverse occurs, GT is entitled to receive the difference from the counterparts. At each balance sheet date the swap contracts are being carried at their estimated net settlement amount. The gains and losses attributable to these instruments are being recognized in income on a current basis.

At December 31, 2001 GT had currency swap contracts in the notional equivalent of R$1,128,707 denominated in foreign currencies (equivalent to EUR 509,834 and ¥3,707,351 in 2001) with the purpose to reduce the effect of a potential devaluation of the Brazilian currency. The parameters for the currency swap contracts in Euro and Yens are subject to foreign currency variation plus fixed interest rates from 0.8% to 8.39%.During 2001 the result of these instruments was a unrealized loss of R$194,403 recorded as loan and financing. At December 27, 2002, GT had currency swaps contracts denominated in Euros in the amount of EUR 299, 693, unrealized gains related to these swaps of R$620,411 was recorded in the statements of income as net financial expenses during 2002.

Part of the currency swap contracts in Euros, in the amount of R$ 96,443, was subrogated from a swap currency contract originally signed with a commercial bank by Telesp Celular Participações S.A.

22. RESERVE FOR CONTINGENCIES AND OTHER

GT is part to certain legal proceedings arising in the normal course of business, including civil, administrative, tax and labor proceedings.GT considers the risk of loss of each contingency, such risk being classified as probable, possible or remote, considering the analysis of their legal advisors. The contingencies where a loss is considered probable to occur are recorded in the financial statements.

The composition of the provisions recorded as liabilities, is as follows:

2001

Labor	1,244
Tax	6,000
Civil and other	410

Total	7,654

The labor contingencies were computed based on an estimate made by management of GT, supported by its legal advisors, of the probable losses with judicial processes from former employees.

The tax contingencies primarily relate to matters linked to the taxation of the portable terminals of cellular mobile telephony, in the State of Paraná, during the period from December 14, 2000 to July 02, 2001. In this period, the tax rate was reduced for 7%, according to item 14-A of the Table I of the Attachment II of RICMS/PR (Value-added tax regulation in the state of Paraná), which was later revoked with retroactive effect.

In the State of Santa Catarina, GT had a reduction in the base computation of VAT on sales, for the period from August 1999 to December 2001. The tax rule prescribes that any amount of benefit resulting from VAT credit on purchases, should not be used to reduce future obligations. The Company is contesting such tax ruling.

The provisions for civil contingencies were computed based on an estimate of the causes filed against the GT.

GT are subject to potential contingencies, related to civil claims, classified as possible risk of loss by the legal advisors, which was not accrued by the Company, amount to R$ 1,320.

23. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Estimated fair values of the Holdings’ financial assets and liabilities have been determined using available market information and valuation methodologies identified to be appropriate by the management of the Holdings. However, considerable judgment was required in interpreting the market data to determine the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 2001 presented below is based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts at December 31, 2001 current estimates of fair values may differ significantly from the amounts shown.

	Book	Fair	Unrealized
	Value	value	gain (losses)

Loans and financing	2,067,697	1,987,094	80,603
Derivatives instruments	239,531	292,005	(52,474)

Total	2,307,228	2,279,099	28,129

Loans and financing

The fair values of loans and financing were determined based on current market interest rates of similar instruments, with similar maturities and credit risk.

Cash, Cash Equivalents, Accounts Receivable, Other Current Assets, Accounts Payable and Accrued Expenses

The carrying value of cash, cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate of their fair value.

Currency Swap Contracts

The derivative financial instruments held by the Holdings consists of foreign currency swap contracts, which are described in note 21 (c). The Company engages in these currency swap contracts for hedging purposes.

Currency Swap contracts were entered into in order to reduce the currency exchange risk resulting from the Company’s Euro and Yen denominated loans. Although the amounts and maturities related to the contracts are not fully matched to the Holdings’ foreign currency denominated liabilities, the amounts hedged represent management’s estimate of the Holdings’ foreign currency liabilities expected to mature at or near the maturity dates of the derivative contracts. Foreign currency swap contracts are recorded at the settlement amount at the balance sheet date.

The fair market value of these instruments has been determined based on the discounted projected cash flow as of the balance sheet date. The projected cash flow considers estimated future exchange rates, future interest rates and other factors present at balance sheet date.

24. SHAREHOLDERS´ DEFICIT

       a) Capital

The combined capital stock of the Holdings is comprised of preferred shares and common shares, all without par value. Capital as of December 31, 2001 amounted to R$570,520, as follows:

	Daini	Globaltelc	GTPS	Total

Common capital	149,144	27,321	13,710	190,175
Preferred capital	298,286	54,644	27,415	380,345

Total	447,430	81,965	41,125	570,520

Paid-in and authorized capital is represented by shares without par value, distributed as follows:

	Shares in issued and outstanding as of
	December 31, 2001

	Daini	Globaltelc	GTPS

Common capital	14,914,315	2,732,190	13,710
Preferred capital	29,828,631	5,464,381	27,415

Total	44,742,946	8,196,571	41,125

Each common share has one voting right in the general meetings. Also, preferred shares are nonvoting and have priority in the reimbursement of capital in case of dissolution of the holdings.

According to the new Brazilian corporate legislation, preferred shareholders, as there is no provision in the corporate by-laws to the contrary, will have the right to an additional 10% of dividends paid to the common shareholders, when profitability are in place.

The amount of R$276,081 was received from TCP on February and July, 2001 as advances for future capital increase. A major part of the amount was used for the acquisition of Takotel and the remaining minority interest in GT. On September 18, 2002, TCP made an advance for future capital increase to GT amounting to R$2,630,270.

       b) Special Reserve of Goodwill

The goodwill special reserve on incorporation represents the balancing item of the tax credit registered at noncurrent asset. When the tax credit benefit related to the goodwill occurs, the special reserve will be transferred to capital in the name of the original shareholders.

25. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)Use of network, long-distance and roaming cellular communication — These transactions involve companies owned by the same group: Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A. and Telesp Celular S.A.. This group became a related party on December 27, 2002 as a result of the joint venture described in Note 1. The table below includes balances and transactions with these companies for all periods presented. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.
b) Advances for capital increase – represents advances made by TCP to the Holdings and GT for future capital increases.
c) Intercompany payable — in order to optimize the financial resources of the Group companies, TCP and TC made payments to suppliers of cellular handsets which were jointly negotiated and charged to GT, as intercompany loans subject to charges and restatement compatible with market conditions. The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.
d)Loans and financing — Represents intercompany loans with the Portugal Telecom Group.
A summary of balances and transactions with unconsolidated related parties is as follows:

	2001	2002

Assets:
Account receivable by services	1,374	-
Liabilities:
Account payable	2,158	-
Intercompany payable	2,693	-
Income:
Services revenues	5,511	5,497
Cost of services	(6,116)	(6,238)
Financial expenses, net	(5,640)	156,871

26. SUBSEQUENT EVENTS

       a)Capitalized of advances for future capital increase

On December 30, 2002, R$2,310,878 of the advance for future capital increases made by TCP contributed as capital in exchange for 5,934,625 additional shares of GT stock. As of the date of the capital increase, the Holdings no longer had a shareholders’ deficit.

As a result of the increase in capital, the ownership percentages of GT at December, 31 2002 were as follows:

	Participation in capital	Participation in voting
Company	stock	capital

Daini	17.51%	15.51%
Globaltelcom	3.64%	3.20%
GTPS	2.02%	4.46%
TCP	76.83%	76.83%

Total	100.00%	100.00%

       b) Merger of Daini do Brasil S/A, Globaltelcom Telecomunicações S/A and GTPS S/A Participações em Investimentos de Telecomunicações into GT

As described in Note 1, on December 27, 2002, TCP purchased the remaining 51% of the outstanding common stock of (17% of total capital) of the Holdings (Daini do Brasil S/A, Globaltelcom Telecomunicações S/A and GTPS S/A Participações em Investimentos de Telecomunicações). As of March 31, 2003, TCP, aiming to minimize administrative and financial costs, completed the merger of Daini do Brasil S/A, Globaltelcom Telecomunicações S/A and GTPS S/A Participações em Investimentos de Telecomunicações into GT. With this operation, TCP became the direct owner of GT.

       c) Cancellation of derivative contracts

On April 2 and 16, 2003, GT cancelled swap contracts with notional amounts of € 227,033,000, resulting in the recognition of a loss of R$145,903.

27.     SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL (“BR CL”) AND “US GAAP”

The Company’s accounting policies comply with accounting practices adopted in Brazil (BR CL), which differ significantly from US GAAP as described below:

       a. Different Criteria for Capitalizing and Amortizing Capitalized Interest

In 2001 and 2002, GT elected to record capitalized interest for BR CL purposes, on its construction-in-progress.

Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34 — Capitalization of Interest Costs, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest for 2001 and 2002 operations, are presented below:

Capitalized interest difference:	2001	2002

US GAAP capitalized interest-
Interest which would have been capitalized and credited to income	5,360	6,456

Less - BR CL capitalized interest-
Interest capitalized and credited to income (up to the limit of interest and foreign exchange variation incurred on loans obtained
for financing capital investments)	(15,205)	(10,331)

US GAAP difference	(9,845)	(3,875)

Amortization of capitalized interest difference:
Amortization under BR CL	506	1,940
Less- Amortization under US GAAP	(986)	(1,849)

US GAAP difference	(480)	91

       b. Classification of Financial Expenses

Under BR CL financial expenses are classified as operating expenses. For US GAAP purposes financial expenses are usually disclosed in the statement of operations as other expenses not related to operations.

       c. Permanent Assets

Losses on disposals of permanent assets were R$1,612 and R$3,842 in 2001 and 2002. Such losses were included in nonoperating expenses for BR CL. Under US GAAP such losses would have reduced operating income.

       d. Valuation of Long-lived Assets

For U.S. GAAP, effective January 1, 1996 the holdings adopted SFAS No. 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. In accordance with this standard, the holdings periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.’

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 superseded SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 also broadens the presentation of discontinued operations to include more disposal transactions. The holdings adopted SFAS No. 144, effective January 1, 2002.

The holdings has performed a review of its long-lived assets and concluded that the recognition of an impairment charge was not required. The Holdings’ evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Holdings has historically achieved. There can be no assurance that the Holdings will be successful in achieving these improvements in its revenues and gross margin percentages. Should the Holdings be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired to operate its cellular networks by ANATEL.

       e. Currency Swap Contracts

Statement of Financial Accounting Standards (SFAS) No. 133 ” Accounting for Derivative Instruments and Hedging Activities” established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

SFAS 133 requires that the changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. During June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS 138) which amends SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 133, as amended is effective for fiscal years beginning after June 15, 2000 and should not be retroactively applied to financial statements of prior periods.

The Holdings adopted SFAS 133, as amended on January 1, 2001. Since the Company did not have significant derivatives outstanding as of December 31, 2000, the implementation of SFAS 133 did not have a material impact on the Holdings’ results of operations and financial position.

As mentioned in Note 21 (c) the Company contracted swap contracts for long term agreements at various exchange rates, in a total amount of R$1,128,707. These contracts had notional amounts of EUR509,834 and ¥3,707,351 at December 31, 2001. Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if it had been settled at the balance sheet date. The premium accrued at that date is recorded as an expense and payable.

For US GAAP purposes, these swap contracts do not qualify for hedge accounting, as the premium and other contract terms are subject to the effects of certain variable factors including foreign currency exchange and interest rates. US GAAP requires that financial instruments of this nature be recorded at fair value through earnings. Accordingly, an adjustment has been included in the reconciliation to US GAAP.

During the periods from February 6 to December 31, 2001 and January 1 to December 27, 2002, realized losses on swap contracts amounted to R$ 27,313 and realized gains amounted to R$620,411, respectively. As of December 31, 2001, unrealized losses, which represent the fair value of the currency swap contracts amounted to R$ 292,005.

The table below shows the fair value of the Company’s derivatives as of December 31, 2001:

			Fair value /
	Expiration date	Notional amount	Unrealized losses

Foreign exchange swap CDI/EURO	July 2004	EUR 299,692	124,897
Foreign exchange swap CDI/EURO	November 2004	EUR 210,142	94,667
Foreign exchange swap CDI/YEN	March 2002	(Y) 3,707,351	72,441

        f. License acquisition interest capitalization

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate B Band mobile telephone services and the date of the initial operations of Holdings was recorded as deferred assets according to BR CL. Under US GAAP the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interest accrued in 1998.

       g. Amortization of license acquisition costs

The Holdings recorded amortization of license acquisition costs during the start-up period as deferred assets according to BR CL. Under US GAAP such amortization is reversed and the amortization period starts on the start-up date, January 1st, 1999.

       h. Special Reserve of Goodwill

The related tax benefits transferred to the Holdings as a result of the corporate restructurings, as described in Note 3 above and recorded as an equity contribution under BR CL as a Special Reserve of Goodwill, are reversed for U.S. GAAP purposes, as the basis in such tax benefits of the transferring entities reflects a valuation allowance in accordance with U.S. GAAP.

       i. Deferred income taxes

The Holdings, as mentioned in Note 11, currently have substantial net loss carryforwards amounted to R$ 1,398,118 at December 31, 2001. The net tax loss carryforwards (tax benefit), amounted to R$ 475,360 at December 31, 2001.

These tax loss carryforwards do not have a time limitation or expiration date and are subject to a limit of 30% of income before taxes, per each fiscal year, determined in accordance with Brazilian accounting practices and considering adjustments defined by Brazilian tax legislation.

In addition during 2001, the Holdings recorded a total deferred tax asset amounting to R$193,231 referring to the future benefit arising from the amortization of an intangible asset originating from the corporate restructuring as previously described in Note 1 to the accompanying financial statements. The related tax benefits transferred to the holdings as a result of the corporate restructurings, recorded as a contribution of equity under BR CL, are reversed for U.S. GAAP purposes as the basis in such tax benefits of the transferring entities reflects a valuation allowance in accordance with U.S. GAAP.

       j. Deferred assets

The Company has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10, as allowed by BR CL. Under US GAAP such deferrals and respective amortization have been fully reversed.

       k. FISTEL Fees

Under BR CL, the Fistel (Telecommunication Inspection Fund) fee assessed on each activation of a new cellular line is deferred for amortization over the customers’ estimated subscription period. For US GAAP purposes, this tax is charged directly to the combined statement of operations as incurred.

       l. Classification of license acquisition cost

Under BR CL license acquisition costs are reported as a component of property, plant and equipment, net on the balance sheet. For U.S. GAAP purposes, the license fee would be reported as an intangible asset and not included in property, plant and equipment.

       m. Acquisition of GT

During the period from October 29, 1999 to February 6 2001, the Holdings completed a series of step acquisitions of interests in GT. At February 6, 2001, the Holdings held 75.69% of the outstanding voting shares and 63.74% of the total share capital of GT.

Under BR CL, purchases of the majority of the voting shares of another company are recorded at the book value. The difference between the purchased company’s net assets and the purchase price is recorded as goodwill and amortized over the concession term of the purchased company. Goodwill is recorded up to the amount of the purchase price. As permitted under BR CL, Holdings elected to defer amortization of goodwill until GT generates positive cash flow. Under BR CL, TCP will amortize goodwill on a straight-line basis over a ten-year period based on projections of future profitability.

Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill.

On February 6, 2001 and July 27, 2001 the Holdings indirectly acquired an additional 36.27% of GT’s total shares for R$278,544. For U.S. GAAP purposes, the Company allocated this difference as follows:

Amounts representing 36.27% of the historical net assets of
GT under US GAAP	23,733
Property, plant and equipment	(55,458)	(a)
Intangible assets - customer list	49,458	(b)
Debt	9,422	(c)
Intangible related to concession	251,389	(d)

Purchase Price	278,544

(a) Difference being amortized over approximately 11 years, representing the average remaining useful lives of the relating assets.
(b) Difference being amortized over two years, representing the average customer life.
(c) The long-term debt was reduced by R$7,209 related to the fair value of the underlying GT debt instruments. The majority of these related GT debt instruments were subsequently repaid during 2001. The adjustment to long-term debt was being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations. The related interest amortization during 2001 was approximately R$1,700 and is included in net finance expenses for U.S. GAAP purposes. The remaining R$7,722 was charged to income with the repayment of the related obligations by GT and is considered an extraordinary item on the early extinguishment of debt for U.S. GAAP purposes.
(d) The intangible related to the concession is being amortized on a straight-line basis over a 12 year period, representing the remaining term of the license.

The Holdings' accounting policies comply with BR CL. As such, the Holdings' investment in GT differs by the accumulated differences between BR CL and U.S. GAAP.

The differences at GT are primarily related to the following:

  Start-up and customer acquisition expenses incurred by GT which are being deferred over a period of 5 years for BR CL which are expensed as incurred for U.S. GAAP purposes;

  Differences in methods of capitalizing and amortizing interest expense related to the acquisition of property plant and equipment; and

  Differences between the carrying value of derivative instruments for BR CL and their fair values, for which such difference are recorded for U.S. GAAP purposes in the statement of income.

These differences at GT impact the recorded amounts of the assets and liabiliites by the Holdings for its previous acquisitions of interests in GT as well as recorded net income or loss (including the results of GT) for U.S. GAAP purposes.

Also, the goodwill recognized by the Holdings will be amortized over 10 years based on the estimated future profitability, to commence when profitable operations are achieved which is anticipated to occur in 2005, under BR CL. For U.S. GAAP purposes, this intangible related to concession is being amortized at the Holdings over a period representing the remaining term of GT's operating license from the date of each related acquisition.

       n. Revenue Recognition

For U.S. GAAP, the Holdings recognizes service revenue as the services are provided . Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handset are amortized over three years. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. The following is a reconciliation of net revenue between BR CL and U.S. GAAP:

	2001	2002
Net revenue under BR CL	390,797	512,168
Value added and other sales taxes (i)	72,411	93,667
Deferred revenue - sales of handsets, net of amortization(ii)	(88,416)	(40,127)

Net revenue under U.S. GAAP	374,792	565,708

(i)     Value-added and other sales taxes

Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting policy has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of merchandise and services by R$72,411 and R$93,667 for 2001 and 2002, respectively.

(ii)     Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over three years. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all handsets are sold at below cost, this difference in accounting policy had no impact on net income (loss) nor in shareholders’ equity. The amount of unamortized deferred handset revenue and the related unamortized deferred handset costs was R$183,528 at December 31, 2001 and R$223,652 at December 27, 2002.
Reconciliation of the Net Loss between BR CL and US GAAP:

	The period	The period from
	from February	January 1 to
	6 to December	December 27,
	31, 2001	2002

BR CL net loss for the year	(786,802)	(771,325)
Add (deduct):
Different criteria for:
Capitalized interest	(9,845)	(3,875)
Amortization of capitalized interest	(480)	91
Amortization of license acquisition costs	(5,648)	(6,159)
Amortization of deferred assets	29,024	31,663
FISTEL fees	(6,490)	(1,807)
Swap contracts	(52,474)	(115,999)
Amortization of commissions fees	(2,782)	-
Purchase accounting:
Amortization of fair value of property, plant and equipment	5,521	6,023
Amortization on purchase price allocations to customers list	(22,654)	(25,121)
Amortization of intangible related to concession	(29,233)	(31,716)
Finance charges and extraordinary loss on early extinguishment of
Debt	(9,422)	-
Reversal of recoverable taxes	44	-

US GAAP net loss for the year	(891,241)	(918,225)

Reconciliation of the Shareholders’ deficit between BR CL and US GAAP as of December 31, 2001:

BR CL shareholders' deficit	(509,010)
Add (deduct):
Different criteria for-
Capitalized interest	(1,185)
Amortization of capitalized interest	(1,258)
Interest capitalized on license acquisition costs	42,006
Amortization of license acquisition costs	27,277
Deferred assets	(308,559)
Deferred assets, accumulated amortization	68,826
FISTEL fees	(6,490)
Swap contracts	(52,474)
Special reserve of goodwill	(193,231)
Purchase accounting:
Reverse of goodwill recorded under BR CL	(296,461)
Intangible related to concession recorded in U.S. GAAP	358,558
Amortization of intangible related to concession	(29,735)
Property, plant and equipment fair value adjustment	(55,372)
Amortization of fair value of property, plant and equipment	5,526
Customer list intangible recorded in U.S.GAAP	50,242
Amortization of customer list	(23,158)
Debt fair value adjustment	9,422
Amortization of debt	(9,422)
Reversal of recoverable taxes	(223)

US GAAP shareholders' deficit	(924,721)

Statement of changes in shareholders’ deficit in accordance with US GAAP:

Balance

Shareholders' deficit under US GAAP as of beginning of the year	(50,880)
Advance for future capital increase	17,400
Net loss for the year	(891,241)

Shareholders deficit under US GAAP as of ending of the year	(924,721)

28. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

       a. Concentration of Credit Risks

Credit risk with respect to trade accounts receivable is diminished due to the diversified nature of the Holdings’ customers. The Holdings continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting its business, the Holdings are fully dependent upon the cellular telecommunications concession, granted by the Federal Government.

The collective labor agreements currently in force expire in August 2003 with a salary renegotiation scheduled for September 2003.

       b. Commitments (Unaudited)

Planned capital expenditures for 2003 are approximately R$116,142. Most of the 2003 capital expenditures relate to infrastructure, information technology and transmission equipment.

The Holdings are subject to obligations concerning quality of services, network expansion and modernization. The Holdings believe that it is currently in compliance with its quality of service and expansion obligations.

       d. Post-retirement benefits

The Holdings have no pension plan, post-retirement health care insurance or other benefits plan. Therefore, SFAS No. 87 – “Employers’ Accounting for Pensions’ and SFAS No. 106 – “Employers’ Accounting for Post-retirement Benefits other than Pensions” has no effect on the Holdings’ financial statements.

      e. New accounting pronouncements

       SFAS No. 141 – “Business Combinations”

During June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations”. SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), ” Business Combinations” and FASB Statement No. 38, ” Accounting for Preacquisition Contingencies of Purchased Enterprises”. All business combinations in the scope of SFAS 141 are to be accounted for using one method the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria-the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 on January 1, 2002 did not result in any impact to the Holdings’ financial position, cash flows and results of operations.

SFAS No. 142 — “Goodwill and Other Intangible Assets”

During June 2001, FASB issue SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, “Accounting for the Impairment of Long Lived Assets and for long-lived Assets to Be Disposed Of”, to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have an impact on the Holdings’ financial position, cash flows and results of operations.

;SFAS No. 143 – “Accounting for Asset Retirement Obligations”

During June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143) , Accounting for Asset Retirement Obligations”. SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15 ,2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS 143, management believes that the implementation of this statement will not result in any impact to the Holdings’ financial position, cash flows and results of operations.

SFAS No. 145 — “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of “SFAS 145"

In April 2002, the FASB issued Statements of Accounting Standards No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of “April 2002” (“SFAS 145”). SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. The Holdings are currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations and financial position. However, the Holdings do not believe that the adoption of SFAS No. 145 will have a material impact on the Holdings’ financial position, cash flows and results of operations.

SFAS No. 146 -"Accounting for Costs Associated with Exit or Disposal Activities"

In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognised at the date of an entity’s commitment to an exit plan. SFAS No. 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 is applicable for exit or disposal activities initiated after December 31, 2002, and as such, the Holdings cannot reasonably estimated the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

FIN No. 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. . The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, management believes that the implementation of this statement will not result in any impact to the Holdings’ financial position, cash flows and results of operations.

       EITF 00-21 Revenue Arrangements with Multiple Deliverables

At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement swith multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal years beginning after December 15, 2002. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, Accounting Changes. We are currently evaluating the impact of EITF 00-21 in our financial statements, specifically including our treatment of revenue from handset sales under US GAAP. We currently cannot reasonably estimate the impact of adopting the new rule.