Form 20-F/A
period 2002-12-31
TELESP CELLULAR HOLDING CO /ADR/
filed 2003-06-24
CIK 1071337

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A

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

       WAP: Wireless Applications Protocol.

EXHIBIT 1.1

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF (Tax ID) nº 02.558.074/0001-73 - NIRE (State ID) 35.3.001.587
Publicly-Held Corporation

COMPANY BY-LAWS

CHAPTER I - CHARACTERISTICS OF THE COMPANY

CHARTER

Article 1 – Telesp Celular Participações S.A., is an authorized capital corporation governed by the Corporation Law (Law No. 6,404/76), as amended, by these By-laws, and by other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSES

Article 2 – The purposes of the Company are:

I - to exercise of its operating companies, which provide mobile telephone services, personal mobile services and other kinds of telecommunications services in general, pursuant to concessions, authorizations and permissions they may be granted;

II - to promote, through subsidiaries or affiliates, the expansion and establishment of telecommunications services, in the respective concessions, authorizations and permissions areas where they have been authorized;

III - to promote, carry out or direct the financing of capital from domestic or international sources to be used by the Company or by its subsidiaries;

IV - to promote carry ou encouraged study and research activities aimed at the development of the telecommunications sector;

V - to provide, through subsidiaries or affiliates, specialized technical services in the telecommunications sector;

VI - to promote, encourage, carry out, provide and coordinate, through its subsidiaries or affiliates, the development and training of personnel necessary to perform activities in the telecommunications sector;

VII - to carry out or promote the importation of goods and services for its subsidiaries and affiliates;

VIII- to carry out other activities connected or related to its corporate purposes;

IX - participate in the equity capital of other companies; and

X - to sell equipment and materials necessary or useful for providing mobile telecommunications services.

HEADQUARTERS

Article 3 – The Company is headquartered in the State of São Paulo, and may, by decision of the Executive Commitee, incorporate or extinguish subsidiaries, agencies, branches, offices, departments and representative offices anywhere in Brazil or abroad.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Article 4 – The Company may increase its capital stock up 1,800,000,000,000 (one trillion and eight hundred billion) shares, common or preferred, regardless of any change in the By-Laws, and the Board of shall authorize the increase and the consequent issuance of new shares up to the limit above.

Paragraph 1 - There is no requirement maintain a proportion between the number of common and preffered shares, however the maximum proportion of 2/3 (two thirds, between the number of preferred non-voting shares, or shares with restricted voting rights, in relation to shares issued may be maintained.

Paragraph 2 - The shareholders have preemptive right in case of a capital increase, proportional to the number of shares they hold.

Paragraph 3 - By decision of the Board of Directors, (i) preemptive right may be excluded in the issuing of shares, debentures convertible into shares and subscription warrants, whose sale on a Stock Exchange or by public subscription, exchange for shares in a public offering for acquisition of control, in the terms of articles 257 and 263 of the Corporation Law, as well as, due to taz incentives, in the terms of special laws, as provided for in article 172 of Law 6.404/76; and, (ii) in the issuing of common shares used in accordance to the provision in Article 15, Section 2 of Law No. 6,404/76, the preemptive right provided for in article 171, Section 1 may not be extended to holders of preffered shares, (b) of the Corporation Law, may not be extended to the holders of preferred shares, concerning the subscription of shares of kinds and classes that are different from the ones belonging to same shareholders, as provided for in article 8, Section 2 of Law No. 10,330/01.

SUBSCRIBED CAPITAL

Art. 5 – The Company’s Subscribed and fully paid-in capital is R$ 4,373,661,469.73 (four billion, three hundred and seventy-three million, six hundred and sixty-one thousand, four hundred and sixty-nine Reais and seventy-three cents), represented by 1,171,784,352,509 (one trillion, one hundred and seventy-one billion, seven hundred and eighty-four million, three hundred and fifty-two thousand, five hundred and nine) shares, of which409,383,864,536 (four hundred and nine billion, three hundred and eighty-three million, eight hundred and sixty-four thousand, five hundred and thirty-six) are common shares and 762,400,487,973 (seven hundred and sixty-two billion, four hundred million, four hundred and eighty-seven thousand, nine hundred and seventy-three) preferred shares, all of which are book-entry, no-par value shares.

Sole Paragraph - The shares shall be kept in a deposit account at a financial institution under the name of their holders, without the issuing of certificates, and said institution may charge from the holders of shares the cost of transfer of their respective shares.

CHAPTER III - THE SHARES

COMMON SHARES

Article 7– Each common share is entitled to one vote at the Shareholders’ Meeting.

PREFERRED SHARES

Article 20 – Preferred shares have no voting rights, except for the cases provided for in articles 9 and 10 herein, and they have priority in any capital reimbursement, without premium, and the right to participate in the dividend distribution corresponding to at least 25% of net profit for the fiscal year, to be calculated pursuant to Article 202 of the Corporation Law, with priority in any distribution of minimum, non-cumulative dividends, equivalent to the highest of (a) 6% (six percent) a year, of the amount resulting from the division of the subscribed capital by the Company’s total number of shares, or (b) 3% (three percent) a year, of the amount resulting from the division of shareholders' equity by the Company’s total number of shares, as well as the right to any distribution of profits, on equal terms with common shares, after dividend, equal to the minimum established for preferred shares, is secured for the common shares. Sole Paragraph – Preferred shares will become entitled to full vote if the Company fails to pay the minimum dividends they are entitled to of a minimum dividends, for a period of 3 (three) consecutive years, which voting right will be retained until the payment.

CHAPTER - THE SHAREHOLDERS’ MEETING

Article 8 - The General Shareholders' Meetings shall be held: (i) ordinarily, once a year, in the four (4) first months following the closing of each fiscal year, for decisions on the issues referred to in Article 132 of Law 6404/76 and, (ii) extraordinarily, whenever necessary, whether by reason of the Company's interests, or as provided for herein, or when applicable legislation so requires.

Sole Paragraph - The General Shareholders' Meetings shall be called by the Board of Directors, and the Chairman of the Board will ratify such act.

Article 9 - The execution of any long-term contracts between the Company or its subsidiaries, on the one side, and the controlling shareholder or subsidiaries, affiliates, companies subject to common control or controllers of the latter, or that otherwise constitute related parties to the Company, on the other side, must be submitted to the prior approval of the General Shareholders' Meeting, except in the case of standard contract.

Article 10 - Without prejudice to the provision in Section 1 of Article 115 of Law No. 6404/76, the holders of preferred shares shall have the right to vote in the decision of the Meeting referred to in Article 9, as well as in those relating to the change or revoking of the following statutory provisions:

I - Article 9;

II - sole paragraph or Article 11; and

III - Article 30.

Article 11 - The General Shareholders' Meetings shall be presided by the Chairman of the Board of Directors, who must appoint, among the attendees, the Secretary. In the case of absence of the Chairman of the Board of Directors, the shareholders shall elect the chairman of the meeting and the secretary.

Sole Paragraph - In the cases provided for in Article 136 of Law No. 6,404/76, the first notice of the Shareholders' Meeting shall be given at least thirty (30) days in advance and the second notice shall be given at least ten (10) days in advance.

Article 12 - Only the shareholders whose shares are registered under their name, no later than seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may take part and vote in the General Meeting.

Paragraph 1 - The meeting call notice can require the submission, at the Company headquarters, of a proof of their status as shareholders, whether issued by the Company itself or by the depository institution of the Company's shares, no later than seventy-two (72) hours prior to the date scheduled for the General Shareholders' Meeting, for the shareholder to be able to attend the meeting.

Paragraph 2 - The meeting call notice can also require that the shareholder's representation by proxy at the Meeting be subject to the submission of the respective powers of attorney at the Company headquarters, no later than seventy-two (72) hours prior to the date scheduled for the General Shareholders' Meeting.

CHAPTER V - MANAGEMENT OF THE COMPANY

Article 13 - The Company shall be managed by the Board of Directors and by the Executive Committee, with the prerogatives conferred by law and these By-laws. Their members shall be elected for a three-year term, and may be reelected. They are not required to offer a guarantee to perform their duties.

Paragraph 1 - All members of the Board of Directors and the Executive Committee shall take office after signing their corresponding agreements, and shall remain in their respective offices until their successors take office.

Paragraph 2 - The General Shareholders' Meeting shall determine the aggregate remuneration of the Company's management, including benefits of any kind and the representation funds, and the Board of Directors responsible for distributing such remuneration among its members and the members of the Executive Committee.

Paragraph 3 - The General Shareholders' Meeting may provide profit sharing to the Company management, provided that it complies with the requirements of Article 152, Sections 1 and 2 of Law 6,404/76, according to the proposal submitted by the management.

THE BOARD OF DIRECTORS

COMPOSITION

Article 14 - The Board of Directors shall be composed of a minimum of three (3) and a maximum of twelve (12) members, including any member of the Board elected by the minority shareholders, if any, observing, in relation to the number of members set forth in this article, the provision in Section 7 of Article 141 of the Corporation Law. The members of the Board of Directors shall be shareholders of the Company and shall be elected and removed at the Shareholders' Meeting.

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairman and Vice-chairman of the Board.

SUBSTITUTION

Article 15 - In case of an impediment or absence of the Chairman of the Board of Directors, said member shall be substituted by the Vice-chairman. In the absence of the Vice-chairman, the Chairman shall be substituted by another member of the Board as appointed by it.

Paragraph 1 - In case of impediment or absence of any other member of the Board of Directors, the impeded or absent Director may appoint, in writing, an alternate among the other members of the Board of Directors, to represent him/her and make decisions at the meeting in which the former may not be present, as provided for in Paragraph 3 of Article 19 herein.

Paragraph 2 - The members of the Board of Directors may attend a meeting by a conference call, video conference or by any other means that may allow all Members to see and/or hear one another. In this case, such members will be deemed to be present at the meeting, and they must confirm their vote with a declaration in writing forwarded to the Chairman of the Board either by letter or fax promptly after the meeting is adjourned. The decisions made at such meetings shall be confirmed at the first subsequent meeting in person of the Board of Directors.

Article 16 – In case of vacancy in the position as Director, the substitute shall be appointed by the remaining Directors to complete the term of office of the substituted one or until an new general meeting to elect the substitute is held. When there is a vacancy in the majority of positions as members of the Board of Directors, a General Shareholders' Meeting shall be called for the election of new Directors in accordance with the procedures set forth in Article 14 above.

AUTHORITY

Article 17 - The Board of Directors shall be responsible, in addition to the duties provided for in Article 142 of the Corporation Law:

I -	to approve and amend the internal regulations of the Board of Directors;
II -	to decide about the Company's issuance of shares, by a capital increase, within the authorized capital limit, setting the terms and conditions of such issuance;
III -	to decide about the issuance of warrants and debentures, non-convertible into shares and without a guarantee;
IV -	to decide, as requested at the Shareholders' General Meeting, about the following issues when the Company issues debentures: (i) appropriateness of issuance timing, (ii) maturity term and conditions, amortization or redemption, (iii) time and conditions for the payment of interest, share of profits and reimbursement premium, if any, (iv) type of subscription or placement and, (v) type of debentures;
V -	to decide about the issuance of promissory notes for public distribution ("Commercial Paper") and the submission of Company shares to the system of deposit for commercialization of the respective certificates ("Depositary Receipts");
VI -	to authorize the acquisition of shares issued by the Company, for cancellation or to keep them in treasure, and later disposal;
VII-	to approve the sale of assets, the constitution of encumbrances and to guarantee third-party obligations, for an amount higher than R$ 300,000,000.00 (three hundred million Reais);
VIII -	to approve taking up any obligation not provided for in the Company's budget, in an amount higher than R$ 300,000,000.00 (three hundred million Reais);
IX-	to authorize the execution of contracts, not provided for in the Company's budget, in an amount higher than R$ 300,000,000.00 (three hundred million Reais);
X -	to approve investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than R$ 300,000,000.00 (three hundred million Reais);
XI -	to authorize the acquisition of participation in other companies, in an amount higher than R$ 300,000,000.00 (three hundred million Reais), not provided for in the Company’s budget and the encumbrance or disposal of a stockholding interest;
XII -	to approve the distribution of interim dividends;
XIII -	to select or dismiss the independent auditors, pursuant to the provision in Section 2 of Article 142 of the Corporation Law; and
XIV -	to appoint and remove officers of an internal audit and the General Secretary and General Counsel.

Article 18 - The specific duties of the Chairman of the Board of Directors are: (a) to call a General Shareholders' Meeting whenever deemed necessary or pursuant to the law; (b) to chair the Shareholders' Meeting and appoint the Secretary, among the attendees; (c) to call and chair the meetings of the Board of Directors whenever deemed necessary or when requested by any Director; (d) to make sure the decisions made at the general meetings and meetings of the Board of Directors are duly carried out.

MEETINGS

Article 19 - The Board of Directors shall meet, (i) ordinarily, once every three months and, (ii) extraordinarily, whenever called by its Chairman, who will set forth the issues in the agenda, and their decisions shall be recorded in their respective minutes.

Paragraph 1 - The meetings of the Board shall be called in writing, with a minimum 72-hour notice, which call must state the agenda and issues to be discussed.

Paragraph 2 - The Board of Directors shall decide by majority of vote, when the majority of its acting members is present.

Paragraph 3 - Any member of the Board is entitled to be represented by another Member at meetings, provided the former grants the latter a power of attorney in writing.

THE EXECUTIVE COMMITTEE

COMPOSITION

Article 20 - The Executive Committee shall consist of eight (8) members, whether shareholders or not, and who are residents in Brazil, elected by the Board of Directors, to fill the following positions.

a)	Chief Executive Officer;
b)	Operations Executive VP;
c)	Finance, Planning and Control Executive VP;
d)	Marketing and Innovation Executive VP;
e)	Technology and Networks VP;
f)	Regulations and Institutional Relations VP;
g)	IT and Products and Services Engineering VP;
h)	Customers VP.

Sole Paragraph - The same Executive Officer may be elected to perform more than one duty and the members of the Executive Committee cannot serve as members of the Board of Directors.

Article 21 - In his temporary absences and impediments, the CEO shall be replaced by the Executive Finance, Planning and Control VP. If there's a vacancy in a position as Executive Officer, the respective substitution shall be decided by the Board of Directors; when there is an impediment, the CEO shall appoint the substitute for the impeded Executive Officer, among the remaining Executive Officers.

EXECUTIVE COMMITTEE'S COLLEGIATE AUTHORITY AND COMPANY REPRESENTATION

Article 22 - The Executive Committee is the Company's representative and it is responsible, along with its members, for the execution of all and any action necessary or timely for the management of corporate affairs. The Executive Committee is collectively responsible, without limitation, for the following actions:

I.	to submit to the Board of Directors general Company plans and programs, especially plant expansion and modernization investment plans;
II.	to authorize, within the limits determined herein, the disposal or encumbrance of assets, the establishment of encumbrances and the rendering of guarantees and obligations to third parties;
III.	to prepare the financial statements and results for the fiscal year and the proposal of distribution of dividends, including interim dividends, and the use of surplus resources to be submitted to the consideration of the Audit Committee, the External Auditors and the Board of Directors;
IV.	when appropriate, to perform the following acts, within the limits set forth herein: a) to ratify the purchase of material, equipment and goods and the hiring of works and services; b) to ratify the sale of current assets; and c) to authorize the acquisition of loans and financing by the Company;
V.	to approve the execution of other contracts, not mentioned above, within the limits of their capacities.

Sole Paragraph - The decisions by the Board of Directors shall be made by the majority, when the majority of its members is present.

Paragraph 2 - Pursuant to the provisions herein contained, in order to bind the Company, it's necessary to have, (i) the joint signature of two (2) Executive Officers, except in case of urgency, the separate signature of the CEO or, in case of his absence or temporary impediment, the signature of the Finance, Planning and Control VP, in any case "ad referendum" of the Executive Committee, (ii) the joint signature of one (1) Executive Officer with one (1) Attorney-in-fact, or (iii) the joint signature of two (2) Attorneys-in-fact, provided they are vested with specific powers.

Paragraph 3 - The proxies granted on behalf of the Company will always be made by two (2) Executive Officers, and they must specify the powers granted and, except for those for legal purposes, shall expire within one (1) year.

EXECUTIVE OFFICERS' AUTHORITY

Article 23 - The following are the specific authorities of each member of the Executive Committee:

I - Chief Executive Officer:

a) to follow-up and make sure the decisions made at the General Shareholders' Meeting and by the Board of Directors are implemented;

b) to follow and make sure the Company's strategy is implemented;

c) to coordinate and supervise the activities of the other Statutory Executive Officers, representing the Executive Committee before the Shareholders' General Meeting and the Board of Directors;

d) to coordinate the legal issues and day-to-day matters with State authorities, through the General Secretary and the Legal Department;

e) to coordinate and follow-up on human resources issues, through the Human Resources Department; f) to coordinate and follow-up on institutional communication issues, through the Institutional Communications Department;

g) to coordinate and follow-up on internal auditing issues, through the Auditing Department;

h) to coordinate and follow-up on resources issues, through the General Resources Department.

II - Operations Executive VP:

a) To determine the needs of different customer segments;

b) To carry out the sale of products and services;

c) To manage and develop sales channels (e.g.: own stores, resellers, reload and retail networks);

d) To develop and implement cooperated merchandising and marketing actions;

e) To manage the relationship with the customer portfolio;

f) To determine the needs of different customer segments;

g) To negotiate specific proposals and solutions for Companies;

h) To determine opportunities and create solutions to be developed jointly with Products and Services Engineering to corporate customers;

i) To coordinate interfaces in the development and implementation of proposed solutions for Corporations.

j) To define sales targets by segment, product, channel, region, and salesperson;

k) To monitor the performance of sales by segment, product, channel, region, and salesperson;

l) To support marketing in the definition of the appliances portfolio;

m) To design and manage commercial contracts; and

n) To train and provide support to the sales team.

III - Finance, Planning and Control Executive VP:

a) To map political, economic, social and technological scenarios and to monitor the stock market;

b) To determine macro-directives in the strategic plan and indicators to be monitored;

c) To support all departments in designing the strategic plan, to consolidate it and submit it to the Executive Committee;

d) To carry out market surveys and/or economic feasibility studies requested by other areas;

e) To determine and evaluate business opportunities, as well as to evaluate acquisition and partnership opportunities;

f) To make sure approved projects can be implemented (project management);

g) To develop a relationship strategy and interact with market players and shareholders through an Investor Relations policy, to supply information to investors, the CVM, and entities before which the Company has its securities registered and to keep the Company's records up-to-date;

h) To define and manage the Company's financial structure;

i) To structure investments, make applications and attract financial resources;

j) To manage financial and credit risk (hedging);

k) To coordinate daily cash management (accounts payable and receivable);

l) To establish policies and accounting criteria and to disclose fair reports to the management and to the market in general;

m) To design, manage and maintain the books and records and respective database;

n) To review, reconcile and close accounts;

o) To define and follow financial and economic indicators;

p) To prepare financial reviews for decision support;

q) To monitor collections (revenue assurance);

r) To prepare, reconcile and follow the budget.

IV - Marketing and Innovation Executive VP:

a) To design a marketing strategy and plan for all market segments;

b) To help the Company collect information on customers, the competition, products, and offerings;

c) To match offerings among operations;

d) To manage product and services life cycles;

e) To determine opportunities/needs for innovation and to direct the development of new products and services;

f) To determine new sales channels (in association with Sales);

g) To manage different segments, develop and implement the acquisition, loyalty and retention strategy;

h) To develop and implement offerings, products and services based on the needs of each segment so as to fulfill the demands of its internal clients;

i) To harmonize local Marketing actions; j) To plan terminals and accessories needs, types and models (in association with Sales);

k) To develop and implement nationwide and local sales actions;

l) To develop and implement a publicity and brand management strategy;

m) To develop and implement nationwide and local publicity campaigns;

n) To coordinate the participation and organization in the Company's marketing events;

V - Technology and Networks VP:

a) To coordinate the network's technological, development and expansion strategies;

b) To design, dimension and develop the cell radio, switched, interconnection and service platform networks;

c) To program and coordinate the projects;

d) To implement projects related with service platforms; e) To assure the implementation according to project specifications;

f) To monitor network management hubs, platforms and information systems;

g) To monitor the overall network performance;

h) Management of CGRs and services platforms;

i) Traffic management;

j) Signaling and roaming systems monitoring;

k) Physical and logic network security;

l) To implement network projects;

m) To manage networks and service platforms performance;

n) To provide network and platform elements preventive and corrective maintenance;

o) To manage the quality of service of vendors, and

p) To carry out network optimization projects.

VI - Regulations and Institutional Relations VP:

a) To monitor the regulations environment;

b) To maintain a working relationship and negotiations with regulatory agencies;

c) To prepare documents relating to regulatory issues; d) To publish indicators and make them official before the Anatel;

e) To internally disseminate important regulatory issues;

f) To maintain a working relationship with external entities;

g) To help with public consultations;

h) To review publicity materials;

i) To negotiate interconnection and interlink fees and agreements;

j) To manage interconnection agreements;

k) To design the network planning, analysis and cost optimization proposals;

l) To serve as an interface with the Network to make its optimization feasible and carry out improvements; and

m) To determine the guidelines for Billing interconnection traffic control.

VII - TI and Products and Services Engineering VP:

a) To develop/advance the data business;

b) To develop and test voice products, services and/or data technical design to be launched on the market; c) To coordinate the implementation of voice products, services and/or data with the technical and commercial areas;

d) To specify and provide an interface with SI platforms and services;

e) To determine and control technically available options and suppliers for terminals and accessories;

f) To coordinate new terminal and accessories implementation and test activities;

g) To establish the information systems strategy and the respective systems plan;

h) To support the respective damages in business and corporate systems design, development and implementation project processes;

i) To manage the operationalization of systems and infrastructure, and coordinate the integration of systems and platforms;

j) To manage production environments;

k) To provide corrective and preventive maintenance of the systems, applications, platforms and equipment;

l) To coordinate the supervision of the service providers;

m) To provide a help desk service;

n) To guarantee the implementation, maintenance and improvement of processes, and

o) To manage the total quality programs.

VIII - Customers VP:

a) To carry out customer knowledge management;

b) To determine pricing and customer profitability analyses and directives;

c) To determine criteria and tools for the development of CRM and billing systems;

d) To take on and develop the functional ownership of the database and data care;

e) To provide services to individuals, legal entities, data and wireless services;

f) To carry out service operations aiming at customer retention, loyalty, acquisition and recovery;

g) To perform back-office and resellers services;

h) To control the traffic service and collect information to the database;

i) To carry out the planning of alternative channels (Hotline, URA, Fax, SMS Self-service, Internet);

j) To manage billing and fraud control;

k) To define the collections process and manage the credit limit policy.

CHAPTER VI - THE STATUTORY AUDIT COMMITTEE

Article 24 - The Statutory Audit Committee, which is permanent, shall consist of a minimum of three (3) and a maximum of five (5) acting members and an equal number of alternates.

Paragraph 1 - The compensation for the members of the Statutory Audit Committee, in addition to the reimbursement for travel costs necessary to exercise their duties, shall be set at the General Shareholders' Meeting that elected them and cannot be lower, for each acting member, than ten percent of the compensation given, in average, to each Executive Officer, without taking into account: fringe benefits of any kind, representation funds and profit sharing.

Paragraph 2 - When there is a vacancy in the Audit Committee, such member shall be substituted by its respective alternate. When there is vacancy in the majority of positions, a General Shareholders' Meeting must be called in order to elect their substitutes.

Paragraph 3 - The Statutory Audit Committee shall meet, (i) ordinarily, once every three months and, (ii) extraordinarily, whenever called by the Chairman of the Board of Directors, or by two (2) members of the Audit Committee, and their decisions shall be recorded in the appropriate minutes.

Paragraph 4 - The meetings of the Statutory Audit Committee shall be called in writing, with a minimum 48-hour notice, whose call must state the agenda and issues to be discussed.

CHAPTER VII - THE FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 25 - The fiscal year shall coincide with the calendar year, and in addition to annual balance sheets, half-year and quarterly trial balance sheets can be prepared.

DESTINATION OF PROFITS

Article 26 - Together with the financial statements, the Board of Directors shall submit, to the General Shareholders' Meeting, a proposal on (i) the employees and managers' profit sharing, and (ii) the complete destination of net profits.

Paragraph 1 - From net income for the year: (i) five percent (5%) will be destined to the legal reserve, to assure the integrity of the capital stock, limited to twenty percent (20%) of paid-in capital; and (ii) twenty-five percent (25%) of adjusted net income must be distributed as minimum mandatory dividend to all shareholders pursuant to items II and III of Article 202 of Law No. 6,404/76; and (iii) the remaining balance, after fulfilling the provisions in the foregoing items in this article, shall have its destination determined at the General Shareholders' Meeting, based on the proposal from the Board of Directors contained in the financial statements. If the balance from the surplus reserves exceeds the capital stock, the General Shareholders' Meeting shall decide the uses of the excess in paying up or increasing the capital stock or distributing additional dividends to the shareholders.

Paragraph 2 - Dividends unclaimed in three (3) years, from the decision of their distribution, shall revert in favor of the Company.

Article 27 - The Company may, by decision of the Board of Directors, declare dividends: (i) in the account of profit earned in six-month balance sheets; (ii) in the account of profits earned in quarterly balance sheets, provided the dividends paid in each half-year of the fiscal year do not exceed the amount of capital reserves set forth in paragraph one of Article 182 of Law 6,404/76, or (iii) in the account of surplus reserves existing in the last annual or six-month balance sheet.

Sole Paragraph - The interim dividends distributed in the terms of this article shall be taken into account in the minimum mandatory dividend.

Article 28 - By decision of the Board of Directors and, observing the applicable legal provisions, the Company may pay to its shareholders interest on shareholders' equity, which can be taken into account in the minimum mandatory dividend, "ad referendum" at the Shareholders' Meeting.

CHAPTER VIII - GENERAL PROVISIONS

Article 29 - The Company shall be terminated in the cases provided for by law, and the Shareholders' Meeting shall determine the form of termination and appoint the liquidator.

Article 30 - The approval, by the Company, through its representatives, of merger, spin-off, incorporation or dissolution of its subsidiaries shall be preceded by the economic and financial analysis by a worldwide known independent company, confirming that there is an equitative treatment to all interested companies, whose shareholders will have full access to the report of said analysis.

Article 31 – If not otherwise regulated bu these By-laws, the Company shall be governed by the applicable legal provisions.

EXHIBIT 4.1

AUTHORIZATION TERM PVCP/SPV N.º 018/2002-ANATEL
AUTHORIZATION TERM OF THE PERSONAL MOBILE SERVICE ENTERED BY AGÊNCIA NACIONAL DE TELECOMUNICAÇÃO (NATIONAL TELECOMMUNICATION AGENCY)-ANATEL AND
TELESP Celular S.A.

Hereby, on the one part, the AGÊNCIA NACIONAL DE TELECOMUNICAÇÕES (NATIONAL TELECOMMUNICATION AGENCY)– ANATEL, hereinafter referred to as ANATEL, an entity that is a part of the UNION, as per Federal Act n.º 9.472, of the 16th of July of 1997, Lei Geral de Telecomunicações – LGT( General Telecommunications Act – LGT) , registered at the General Registry of Income Tax Payers of the Ministry of Finance — CGC/MF under n.º 02.030.715/0001-12, here represented by the President of the Council of ANATEL LUIZ GUILHERME SCHYMURA DE OLIVEIRA together with the Counselor ANTÔNIO CARLOS VALENTE DA SILVA, and on the other part, TELESP Celular S.A., CNPJ under nº 02.319.126/0001-59, herein represented by its President, GILSON RONDINELLI FILHO, Brazilian, married, engineer, ID card – RG nº 4.347.710 — SSP/SP and by the Executive Vice-President, MARIA PAULA DE ALMEIDA MARTINS CANAIS, Portuguese, married, Mathematician, National Registration of Foreigners — RNE nº V329152-L, hereinafter referred to as AUTHORIZED, enter into the present AUTHORIZATION TERM, Anatel Case n.º 53500.001479/2001, that shall be governed by the following sections:

Chapter I

Subject Matter, Area and term of the Authorization

Section 1.1 – The subject-matter of this Term is the issuance of Authorization for the exploitation of the Personal Mobile Service- SMP, rendered under private regime, in the geographic area formed by the territories of the State of São Paulo, except for the cities of Altinópolis, Aramina, Batatais, Brodowski (Brodósqui), Buritizal, Cajurú, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipoã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo,Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança,Santo Antonio da Alegria and São Joaquim da Barra, in the Region III of the PGA-SMP.

§1o – The subject-matter hereof include the Personal Mobile Service, rendered under private regime, according to the Anatel Regulation, and in special, as per the provisions in Regulation of the SMP and in the General Plan of Authorizations of the SMP.

§2o – The current Authorization is issued based on section 214, paragraph V, of the LGT General Telecommunications Act ) and in the “Rule for the Adjustment of Grant Instruments and Authorization of the Mobile Personal Service- SMC for the Personal Mobile Service – SMP, approved by the Resolution ANATEL n.º 318, of the 27th of September of 2002, and amended by the Resolution ANATEL n.º 326, of the 28th of November of 2002, hereinafter referred to as ADJUSTMENT RULE in substitution of the GRANT AGREEMENT Nº 016/97-DOTC/SFO/MC, of the 4th of November of 1997, D.O.U of the 5th of November of 1997, hereinafter referred to as SUBSTITUTED INSTRUMENT.

SECTION 1.2 — Personal Mobile Service is the land mobile telecommunication service of collective interest that enables the communication between the mobile stations and from a mobile station to other stations, once acknowledged the provisions of the regulation.

SECTION 1.3 – The AUTHORIZED is entitled to the industrial exploitation of the means related to services rendering, once observed the provisions in the regulations as well as those in sections 154 and 155 of the LGT.

SECTION 1.4 – The term of this Authorization for the exploitation of the SMP is not determined.

SECTION 1.5 – The service shall be exploited with the use, by the AUTHORIZED , of the sub-band of radio frequencies foreseen in the SUBSTITUTED INSTRUMENT, indicated below :

Transmission from the Mobile Station : 824,0 to 835,0 MHz / 845,0 to 846,5 MHz
Transmission from the Radio base Station : 869,0 to 880,0 MHz / 890,0 to 891,5 MHz

SECTION 1.6 – The right to use the radio frequencies mentioned in the previous SECTION shall remain in force until the 5th of August of 2008 that corresponds to the remaining term extended a single time for 15 years, being such extension against payment.

§1o – The use of the radio frequency shall occur in primarily and restricted to the Services Rendering Area.

§2o –The right to use the radio frequency depends on its efficient and proper use.

§3o – Radio frequency sharing, when it does not imply harmful interference or impose limits to the rendering of the SMP, may be authorized by Anatel.

SECTION 1.7 – The AUTHORIZED , in order to extend the right to use the radio-frequencies related hereto, shall pay, every two years, during the extension term, encumbrance corresponding to 2% (two per cent ) of the annual income of the year prior to the payment, of the SMP, free from taxes and social security taxes.

§1º In the calculation of the amount referred to in the caput of this SECTION, shall be considered the net income derived from the Alternative and Basic Service Plan, subject matter hereof.

§2º The calculation of the percentage referred to in the caput of this SECTION shall always be based on the net income of deduction of taxes and social taxes, determined between January and December of the previous year and obtained in the financial statements elaborated according to the fundamental accounting principles approved by the Management of the AUTHORIZED and audited by independent auditors, and maturity date shall be the 30 (thirty) of April of the subsequent year after the encumbrance is ascertained.

§3º The first installment of the encumbrance shall be due on the 30th (thirtieth ) of April of 2010, calculated based on the net income ascertained from the 1st of January to the 31st of December of 2009, and the subsequent installments shall be due at each twenty four months, having as the base date the calculation of the income of the previous year.

§4º The delay in payment of the encumbrance foreseen in this SECTION will imply charge of arrears fee of 0,33% (zero point thirty three per cent ) a day, up to the limit of 10% (ten per cent), added of the referential SELIC tax for federal bonds, to be applied over the value of the debt, considering all days of delay in payment.

SECTION 1.8 – The petition for the extension of the right to use radio frequencies shall be forwarded to Anatel in up to thirty months, prior to the due date of the original term.

Single Paragraph . Dismissal will only occur if the involved party is not making proper and rational use of the radio frequencies, if it has repeatedly incurred in violations in the performance of its activities, or if it is necessary to change the destination of the use of the radio frequency .

SECTION 1.9 — Anatel is AUTHORIZED to bring a new action of Authorization Grant for the exploitation of the SMP, in case an extension petition of up to 24 (twenty four) months prior to the original maturity date is not suddenly formulated.

Chapter II

Replacement Value

SECTION 2.1 – The value of replacement of the SUBSTITUTED INSTRUMENT hereby, is R$ 9.000,00 (nine thousand reais).

Single Paragraph . Non payment of the outstanding installments, derived from past commitments, related to the values owed by the Grant or Authorization of the Cellular Mobile Service — SMC, shall imply forfeiture hereof, regardless the application of other foreseen penalties.

Chapter III

Form and Conditions for the Rendering of Service

SECTION 3.1 – The AUTHORIZED promises to render the service, subject-matter hereof, in a way as to fully fulfill the obligations inherent to the service rendered under private regime, once observed the criteria , formulae and parameters herein defined.

Single Paragraph. The non-fulfillment of the obligations related to the subject-matter hereof, shall afford the application of the sanctions foreseen herein, shall allow for the temporary suspension, on the part of Anatel and, according to the case, forfeiture hereof shall be adjudicated, as per section 37 of the LGT.

SECTION 3.2 — THE AUTHORIZED shall exploit the service, subject-matter hereof at its own risks, within the regime of broad and fair competition set forth in LGT, being compensated by the prices charged, as per provisions herein.

§1º THE AUTHORIZED shall not be entitled to any type of exclusivity, any possibility of financial economical balance guarantee, and may not claim rights as to the admission of new providers of the same service.

§2º THE AUTHORIZED will not have acquired rights to the permanence of the conditions in force with the issuance hereof, or of the star of the activities, and shall observe the new conditions imposed by the law and by regulation.

§3o The norms shall grant enough time for the adjustment to the new conditions.

SECTION 3.3 – THE AUTHORIZED shall keep free access to emergency public services according to what was set forth in the regulation.

SECTION 3.4 – THE AUTHORIZED shall ensure to its user the free exercise of choice of STFC provider for long distance calls, as per the regulation of SMP, especially in the ADJUSTMENT RULE.

SECTION 3.5 – Changes in the shareholder control of the Authorized are subject to control on the part of Anatel for purposes of verification of the conditions that are essential for the forwarding and maintenance of the Authorization, as per the regulation.

Single Paragraph. These are essential for the forwarding and maintenance of the Authorization, among others, those foreseen in the SMP General Authorization Plan, section 10, § 2º of the PGO and in article 133 of the LGT.

SECTION 3.6 – The conveyance of the Authorization Plan is subject to the approval on the part of Anatel, once observed the requirements of the §2o of section 136 of the LGT.

Single Paragraph For the purposes of the paragraph I of section 98 of LGT, shall be considered the operation time of the Cellular Mobile Service during the enforcement of the SUBSTITUTED INSTRUMENT.

SECTION 3.7 — The AUTHORIZED shall freely determine the prices to be charged for the rendering of the SMP, defining the Services Plan with structures, forms, criteria and values that shall be reasonable and non discriminatory, and that may vary due to technical characteristics, of specific costs and use offered to the users, as per definition of the SMP regulation, specially in the ADJUSTMENT RULE.

Chapter IV

Coverage Commitments

SECTION 4.1 – Coverage commitments foreseen in the SUBSTITUTED INSTRUMENT shall be maintained, including the coverage and service obligations.

SECTION 4.2 – The non-compliance of the commitments causes the Authorized to be subject to sanctions foreseen herein, and in the regulation, and as a result, the termination of the Authorization may occur.

Chapter V

Quality of Service

SECTION 5.1 – It is an assumption hereof the adequate quality of the services rendered by the AUTHORIZED , being as such considered, the service that satisfies the conditions of regularity, efficiency, safety, updating, generality and courtesy.

§1º — Regularity will be characterized by the continuous exploitation of the service with strict compliance with what is set forth in the Anatel rules.

§2º — Efficiency will be characterized by the attainment and maintenance of the parameters contained herein and by the service to the user , rendered within the term foreseen herein.

§3º — Safety in the e4xploitationof the service shall be characterized by the confidentiality pf the data related to the use of the service by the users, as well as by the full maintenance of the confidentiality regarding the conveyed information in the scope of its exploitation.

§4º — Update will be characterized by the modernity of the equipment, of the premises and techniques of exploitation of the service, with the use of technological advances that definitely will benefit the users, once respected the provisions hereof.

§5º — Generality will be characterized by the non discriminatory rendering of services to any and all users, with the commitment on the part of the Authorized to render the service to whoever requests it as per the regulation.

§6º — Courtesy will be characterized by the respectful and immediate service rendered to all users of the authorized service, as well as by the compliance with the obligations to inform and provide immediate and polite services to all, users or non users that may request from the AUTHORIZED, information, provisions or any kind of request as per the determinations hereof.

SECTION 5.2 — THE AUTHORIZED shall meet the quality targets determined in the Plano Geral de Metas de Qualidade — PGNQ ( General Target Plan of Quality- PGMQ) for the SMP.

Single Paragraph. For the purposes of the provisions in the §5º of section 1st of the PGMQ – SMP, it shall be considered as the starting point of the commercial operation of the SMP in a place where there already exists SMC services rendering, the publishing date of the extract hereof.

SECTION 5.3 – The exploitation of the authorized service may only be interrupted according to the Regulation of the SMP, published by Anatel.

Chapter VI

Numbering Plan

SECTION 6.1 — THE AUTHORIZED compromises to obey the Numbering Regulations published by Anatel, and shall ensure to the user of the service, the portability of the access codes as per regulation.

Chapter VII

Users Charges

SECTION 7.1 – The amount, measuring form and the criteria for charging for the services rendered, shall be set forth by the Authorized, based on the determinations of the SMP Regulation, once observed the content of section 3.7 hereof.

Chapter VIII

Users Rights and Duties

SECTION 8.1 – Users Rights and Duties are those set forth in the LGT and in the regulation, at no loss of the rights foreseen in Law no 8.078, of the 11th of November of 1990 in the cases regulated by it, nor of those included in the SMP rendering agreement.

Chapter IX

Authorized Rights and Duties

SECTION 9.1 – The rights and duties of the Authorized are those set forth in the LGT and in the regulation.

SECTION 9.2 – In services hiring and equipment and material acquisition in relation herewith, the Authorized obliges to consider offers from independent suppliers, including the national ones, and to base its decisions, in respect to the several offers presented, in the compliance of the objective price criteria, delivery conditions and technical specifications in the appropriate regulation.

Single Paragraph. Regarding the mentioned hiring process, the procedures of the Regulation on the Services Hiring Procedures and Material and Equipment Acquisition by the Telecommunication Services Providers, approved by the Resolution n.º 155 of Anatel, of the 5th of August of 1999.

Chapter X

Anatel Obligations and Prerogatives

SECTION 10.1 – Aside from other prerogatives inherent to its regulatory organ function and from the other obligations derived hereof, Anatel will :

I – follow up and inspect the exploitation of the service, in order to comply with the regulation;
II – regulate the exploitation of the authorized service;
III – apply the punishment foreseen in the service regulation, specially herein;
IV – to watch over the good quality of the service, to receive, select and solve complaints and claims of the users, making them aware, within a 90 days period of time, of the actions taken to avoid them to be deprived of their rights;
V – to declare terminated the Authorization in the events foreseen in the LGT;
VI – to watch over the guarantee of interconnection, annulling eventual issues arisen between the AUTHORIZED and the other providers;
VII – to constantly follow up the relationship between the Authorized and the other providers, solving conflicts that may arise;
VIII – to restrain behaviors of the Authorized that are against the free competition regime, observed in the competences of the CADE, the regulation and specially the content of sections 10.2. and 10.3. hereof;
IX – to perform the activity of inspecting the service, as per provisions herein; and
X – collect taxes related to FISTEL, adopting the provisions foreseen in law.

SECTION 10.2 — Anatel might file a Proceeding to Ascertain the Non Compliance of the Obligations (PADO), veered towards ascertaining untruthfulness or non-substance of the conditions stated by the AUTHORIZED , related to the non-participation in the control of the other companies or to other economical concentration preventive bars, whenever there are signs of relevant influence of such , of its associated companies, controlled or controllers over the legal entity of the SMP provider, in the terms of the Regulation for the Control and Transfer Verification in Companies Providers of Telecommunication Services, approved by the Resolution n.º 101 of Anatel, of the 04th of February of 1999.

Single Paragraph. The evidence, after the procedure foreseen in this section of the existence of any situation that characterizes untruthfulness or lack of substance of the conditions stated by the Authorized shall configure the disfranchisement hereof, according to section 139 of the LGT.

SECTION 10.3 — Anatel may still file an administrative procedure veered towards ascertaining any misdemeanor against the economical order foreseen in Law n.º 8.884/94.

Chapter XI

Inspection regime

SECTION 11.1 — Anatel shall perform the inspection of the services so as to ensure the compliance with the commitments herein.

§1º — Inspection to be performed by Anatel will cover the inspection and the follow up of the activities, equipment and premises of the AUTHORIZED , implying broad access to all data and information of the Authorized or of third parties.

§2º — Information gathered during inspection activities will be published in the Library, except for those, that by request of the AUTHORIZED , are considered as confidential by Anatel.

§3º — Information that are considered as confidential , as per the previous paragraph, shall only be used in the procedures related hereto, responding to Anatel and to those indicated by Anatel, for any disclosure, broad or restricted, of such information outside the usage scope.

SECTION 11.2 – The AUTHORIZED , by means of an appointed representative, may follow all and every activity of Anatel inspection, not being entitled to oppose or prevent the inspection, under risk of incurring in the punishment foreseen in the regulation.

Chapter XII

Telecommunication Nets and Access to Visiting Users

SECTION 12.1 – THE AUTHORIZED regarding the implementation and operation of the Telecommunication Nets veered towards providing support to SMP, shall observe the provisions in the regulation, specially in the Telecommunication Services Regulation n.º 73, of the 25th of November of 1998; in the General Regulation of Interconnection, approved by the Resolution no 40, of the 23rd of July of 1998; and in the regulation of the SMP.

Single Paragraph. The change in technology standards, promoted by the AUTHORIZED , may not burden unilateral and arbitrarily the user, including with respect to the existing conditions of services to the visiting users.

SECTION 12.2 – Compensation by the use of nets between the Authorized and the other providers of telecommunication services, shall comply with the provision in section 152 of the LGT and in the SMP regulation, especially in the ADJUSTMENT RULE.

Single Paragraph. The document foreseen in item 7 of the ADJUSTMENT RULE becomes hereinafter Attachment I hereto.

Chapter XIII

Sanctions

SECTION 13.1 — THE AUTHORIZED is subject to Anatel inspection, once respected the legal provisions and related regulations, and shall, whenever required to do so, be accountable for as per regulations of the SMP, allowing free access to its technical resources and accounting records.

SECTION 13.2 – non-compliance with conditions or commitments associated to the Authorization, shall subject the Authorized to caveat sanctions, fines, temporary probation or forfeiture, as per provision of the SMP.

Chapter XIV

Termination of the Authorization

SECTION 14.1 – Authorization shall be deemed to be terminated due to disfranchisement, forfeiture, decay, waive or annulment, as per sections 138 to 144 of the LGT and according to the proceedings in the regulation.

Single Paragraph. The termination statement shall not elide the application of the adequate punishments, as per provisions hereof, by the wrongdoings performed by the AUTHORIZED.

Chapter XV

Legal Regime and Applicable documents

SECTION 15.1 – This Authorization is governed, without detracting the other integrant rules of the Brazilian Legal Order, by the LGT, and the regulations derived thereof.

SECTION 15.2 – In the exploitation of the services authorized hereby, the regulations of Anatel shall be complied, as part hereof, specially the documents related with the SMP Regulation.

SECTION 15.4 – In the interpretation of the norms and provisions hereof, shall be taken into consideration, aside from the documents referred to in this Chapter, the general hermeneutic rules and the norms and principles contained in the LGT.

Chapter XVI

Transitory Provisions

SECTION 16.1 – Until the Approval or the covenant of the VU-M, as per the option of the SMP provider, shall be maintained both the value of the Net Compensation , and the criteria for the processing and values conveyance between the providers of Cellular Mobile Services and the Fixed Commuted Telephone Service.

Chapter XVII

Venue

SECTION 17.1 — The Court of the Judiciary Section of the Federal Justice of Brasilia, Federal District , is hereby elected to settle any conflicts arising herefrom or relating hereto, to the exclusion of any other, however privileged.

Chapter XVIII

Final Provisions

SECTION 18.1 – This Authorization Term shall become in force after the disclosure of its extract in the Federal Official Gazette.

SECTION 18.2 –Except for the provisions herein entrusted, any other provisions of the Substituted Instrument become null, as per §2º of section 1.1.

IN WITNESS WHEREOF, the parties sign this document in 03 ( three) counterparts of equal tenor and form, in the presence of witnesses who also sign below, so that it will produce the due legal effects. Brasília, the 10th of December of 2002.

On behalf of ANATEL:

_________________
LUIZ GUILHERME SCHYMURA DE OLIVEIRA
President of the Board

_________________
ANTÔNIO CARLOS VALENTE DA SILVA
Counselor

On behalf of the AUTHORIZED :

_________________
GILSON RONDINELLI FILHO
President

_________________
MARIA PAULA DE ALMEIDA MARTINS CANAIS Executive Vice-President

Witnesses:

_________________
JARBAS JOSÉ VALENTE
4.346/D CREA-DF

_________________
BRUNO DE CARVALHO RAMOS
5.060.107.391/D CREA-SP

ATTACHMENT I
STATEMENT OF OPTION

According to what is provided in item 7 of the ADJUSTMENT RULE, TELESP Celular S.A., General Taxpayer’s register — CNPJ N.º 02.319.126/0001-59, herein represented by its President, GILSON RONDINELLI FILHO, Brazilian, married, engineer, ID Card – RG nº 4.347.710 — SSP/SP, opts for the submission to item 5 and its sub-items of the Norms of Compensation Criteria by the Use of the Nets of the Providers of Personal Mobile Service – SMP, approved by the Resolution nº 319, of the 27th of September of 2002, requesting the approval of the TU-M whose maximum value shall be the maximum value of the initial VU-M of its Service Area.

Brasília, the 1oth of December of 2002.

_________________
GILSON RONDINELLI FILHO
President

AUTHORIZATION TERM PVCP/SPV N° 018/2002-ANATEL
AUTHORIZATION TERM OF THE PERSONAL MOBILE SERVICE ENTERED
BY AGÊNCIA NACIONAL DE TELECOMUNICAÇÃO (NATIONAL
TELECOMMUNICATION AGENCY)- ANATEL AND
TELESP Celular S.A.

Hereby, on the one part, the AGÊNCIA NACIONAL DE TELECOMUNICAÇÕES (NATIONAL TELECOMMUNICATION AGENCY)–ANATEL, hereinafter referred to as ANATEL, an entity that is a part of the UNION, as per Federal Act n.°9.472, of the 16th of July of 1997, Lei Geral de Telecomunicações – LGT( General Telecommunications Act –LGT) , registered at the General Registry of Income Tax Payers of the Ministry of Finance - CGC/MF under n.°02.030.715/0001-12, here represented by the President of the Council of ANATEL LUIZ GUILHERME SCHYMURA DE OLIVEIRA together with the Counselor LUIZ TITO CERASOLI, and on the other part, TELESP Celular S.A., registered at the General Registry of Income Tax Payers of the Ministry of Finance -CNPJ under n° 02.319.126/0001-59, herein represented by its President, GILSON RONDINELLI FILHO, Brazilian, married, engineer, ID card – RG n° 4.347.710 SSP/SP and by the Executive Vice-President, MARIA PAULA DE ALMEIDA MARTINS CANAIS, Portuguese, married, Mathematician, National Registration of Foreigners - RNE n° V329152-L, hereinafter referred to as AUTHORIZED, enter into the present AUTHORIZATION TERM, Anatel Case n.° 53500.001479/2001, that shall be governed by the following sections:

Chapter I

Subject Matter, Area and term of the Authorization

Section 1.1 – The subject-matter of this Term is the issuance of Authorization for the exploitation of the Personal Mobile Service- SMP, rendered under private regime, in the geographic area formed by the territories of the Cities of Ribeirão Preto e Guatapará and the District of Bonfim Paulista, in the Region III of the PGA-SMP.
§1o – The subject-matter hereof include the Personal Mobile Service, rendered under private regime, according to the Anatel Regulation, and in special, as per the provisions in Regulation of the SMP and in the General Plan of Authorizations of the SMP.
§2o – The current Authorization is issued based on section 214, paragraph V, of the LGT General Telecommunications Act ) and in the “Rule for the Adjustment of Grant Instruments and Authorization of the Mobile Personal Service- SMC for the Personal Mobile Service – SMP, approved by the Resolution ANATEL n.° 318, of the 27th of September of 2002, and amended by the Resolution ANATEL n.° 326, of the 28th of November of 2002, hereinafter referred to as ADJUSTMENT RULE in substitution of the GRANT AGREEMENT N° 012/97-DOTC/SFO/MC, of the 4th of November of 1997, D.O.U of the 5th of November of 1997, hereinafter referred to as SUBSTITUTED INSTRUMENT.

SECTION 1.2 - Personal Mobile Service is the land mobile telecommunication service of collective interest that enables the communication between the mobile stations and from a mobile station to other stations, once acknowledged the provisions of the regulation. SECTION 1.3 – The AUTHORIZED is entitled to the industrial exploitation of the means related to services rendering, once observed the provisions in the regulations as well as those in sections 154 and 155 of the LGT.

SECTION 1.4 – The term of this Authorization for the exploitation of the SMP is not determined.

SECTION 1.5 – The service shall be exploited with the use, by the AUTHORIZED , of the sub-band of radio frequencies foreseen in the SUBSTITUTED INSTRUMENT, indicated below :

Transmission from the Mobile Station : 824,0 to 835,0 MHz / 845,0 to 846,5 MHz
Transmission from the Radio base Station : 869,0 to 880,0 MHz / 890,0 to 891,5 MHz

SECTION 1.6 – The right to use the radio frequencies mentioned in the previous SECTION shall remain in force until the 20th of January of 2009, that corresponds to the remaining term extended a single time for 15 years, being such extension against payment.

§1o – The use of the radio frequency shall occur in primarily and restricted to the Services Rendering Area.

§2o – The right to use the radio frequency depends on its efficient and proper use.

§3o – Radio frequency sharing, when it does not imply harmful interference or impose limits to the rendering of the SMP, may be authorized by Anatel.

SECTION 1.7 – The AUTHORIZED , in order to extend the right to use the radio-frequencies related hereto, shall pay, every two years, during the extension term, encumbrance corresponding to 2% (two per cent ) of the annual income of the year prior to the payment, of the SMP, free from taxes and social security taxes.

§1o In the calculation of the amount referred to in the caput of this SECTION, shall be considered the net income derived from the Alternative and Basic Service Plan, subject matter hereof.

§2o The calculation of the percentage referred to in the caput of this SECTION shall always be based on the net income of deduction of taxes and social taxes, determined between January and December of the previous year and obtained in the financial statements elaborated according to the fundamental accounting principles approved by the Management of the AUTHORIZED and audited by independent auditors, and maturity date shall be the 30 (thirty) of April of the subsequent year after the encumbrance is ascertained.

§3o The first installment of the encumbrance shall be due on the 30th (thirtieth ) of April of 2011, calculated based on the net income ascertained from the 1st of January to the 31st of December of 2010, and the subsequent installments shall be due at each twenty four months, having as the base date the calculation of the income of the previous year.

§4o The delay in payment of the encumbrance foreseen in this SECTION will imply charge of arrears fee of 0,33% (zero point thirty three per cent ) a day, up to the limit of 10% (ten per cent), added of the referential SELIC tax for federal bonds, to be applied over the value of the debt, considering all days of delay in payment.

SECTION 1.8 – The petition for the extension of the right to use radio frequencies shall be forwarded to Anatel in up to thirty months, prior to the due date of the original term.

Single Paragraph. Dismissal will only occur if the involved party is not making proper and rational use of the radio frequencies, if it has repeatedly incurred in violations in the performance of its activities, or if it is necessary to change the destination of the use of the radio frequency .

SECTION 1.9 - Anatel is AUTHORIZED to bring a new action of Authorization Grant for the exploitation of the SMP, in case an extension petition of up to 24 (twenty four) months prior to the original maturity date is not suddenly formulated.

Chapter II

Replacement Value

SECTION 2.1 – The value of replacement of the SUBSTITUTED INSTRUMENT hereby, is R$ 9.000,00 (nine thousand reais).

Single Paragraph. Non payment of the outstanding installments, derived from past commitments, related to the values owed by the Grant or Authorization of the Cellular Mobile Service - SMC, shall imply forfeiture hereof, regardless the application of other foreseen penalties.

Chapter III

Form and Conditions for the Rendering of Service

SECTION 3.1 – The AUTHORIZED promises to render the service, subject-matter hereof, in a way as to fully fulfill the obligations inherent to the service rendered under private regime, once observed the criteria , formulae and parameters herein defined.

Single Paragraph. The non-fulfillment of the obligations related to the subject-matter hereof, shall afford the application of the sanctions foreseen herein, shall allow for the temporary suspension, on the part of Anatel and, according to the case, forfeiture hereof shall be adjudicated, as per section 37 of the LGT.

SECTION 3.2 - THE AUTHORIZED shall exploit the service, subject-matter hereof at its own risks, within the regime of broad and fair competition set forth in LGT, being compensated by the prices charged, as per provisions herein.

§1o THE AUTHORIZED shall not be entitled to any type of exclusivity, any possibility of financial economical balance guarantee, and may not claim rights as to the admission of new providers of the same service.

§2o THE AUTHORIZED will not have acquired rights to the permanence of the conditions in force with the issuance hereof, or of the star of the activities, and shall observe the new conditions imposed by the law and by regulation.

§3o The norms shall grant enough time for the adjustment to the new conditions.

SECTION 3.3 – THE AUTHORIZED shall keep free access to emergency public services according to what was set forth in the regulation.

SECTION 3.4 – THE AUTHORIZED shall ensure to its user the free exercise of choice of STFC provider for long distance calls, as per the regulation of SMP, especially in the ADJUSTMENT RULE.

SECTION 3.5 – Changes in the shareholder control of the Authorized are subject to control on the part of Anatel for purposes of verification of the conditions that are essential for the forwarding and maintenance of the Authorization, as per the regulation.

Single Paragraph. These are essential for the forwarding and maintenance of the Authorization, among others, those foreseen in the SMP General Authorization Plan, section 10, § 2° of the PGO and in article 133 of the LGT.

SECTION 3.6 – The conveyance of the Authorization Plan is subject to the approval on the part of Anatel, once observed the requirements of the §2o of section 136 of the LGT.

Single Paragraph. For the purposes of the paragraph I of section 98 of LGT, shall be considered the operation time of the Cellular Mobile Service during the enforcement of the SUBSTITUTED INSTRUMENT.

SECTION 3.7 - The AUTHORIZED shall freely determine the prices to be charged for the rendering of the SMP, defining the Services Plan with structures, forms, criteria and values that shall be reasonable and non discriminatory, and that may vary due to technical characteristics, of specific costs and use offered to the users, as per definition of the SMP regulation, specially in the ADJUSTMENT RULE.

Chapter IV

Coverage Commitments

SECTION 4.1 – Coverage commitments foreseen in the SUBSTITUTED INSTRUMENT shall be maintained, including the coverage and service obligations.

SECTION 4.2 – The non-compliance of the commitments causes the Authorized to be subject to sanctions foreseen herein, and in the regulation, and as a result, the termination of the Authorization may occur.

Chapter V

Quality of Service

SECTION 5.1 – It is an assumption hereof the adequate quality of the services rendered by the AUTHORIZED , being as such considered, the service that satisfies the conditions of regularity, efficiency, safety, updating, generality and courtesy.

§1o - Regularity will be characterized by the continuous exploitation of the service with strict compliance with what is set forth in the Anatel rules.

§2o - Efficiency will be characterized by the attainment and maintenance of the parameters contained herein and by the service to the user , rendered within the term foreseen herein.

§3o - Safety in the e4xploitationof the service shall be characterized by the confidentiality pf the data related to the use of the service by the users, as well as by the full maintenance of the confidentiality regarding the conveyed information in the scope of its exploitation.

§4o - Update will be characterized by the modernity of the equipment, of the premises and techniques of exploitation of the service, with the use of technological advances that definitely will benefit the users, once respected the provisions hereof.

§5o - Generality will be characterized by the non discriminatory rendering of services to any and all users, with the commitment on the part of the Authorized to render the service to whoever requests it as per the regulation.

§6o - Courtesy will be characterized by the respectful and immediate service rendered to all users of the authorized service, as well as by the compliance with the obligations to inform and provide immediate and polite services to all, users or non users that may request from the AUTHORIZED, information, provisions or any kind of request as per the determinations hereof.

SECTION 5.2 - THE AUTHORIZED shall meet the quality targets determined in the Plano Geral de Metas de Qualidade - PGNQ ( General Target Plan of Quality- PGMQ) for the SMP.

Single Paragraph. For the purposes of the provisions in the §5° of section 1st of the PGMQ – SMP, it shall be considered as the starting point of the commercial operation of the SMP in a place where there already exists SMC services rendering, the publishing date of the extract hereof.

SECTION 5.3 – The exploitation of the authorized service may only be interrupted according to the Regulation of the SMP, published by Anatel.

Chapter VI

Numbering Plan

SECTION 6.1 - THE AUTHORIZED compromises to obey the Numbering Regulations published by Anatel, and shall ensure to the user of the service, the portability of the access codes as per regulation.

Chapter VII

Users Charges

SECTION 7.1 – The amount, measuring form and the criteria for charging for the services rendered, shall be set forth by the Authorized, based on the determinations of the SMP Regulation, once observed the content of section 3.7 hereof.

Chapter VIII

Users Rights and Duties

SECTION 8.1 – Users Rights and Duties are those set forth in the LGT and in the regulation, at no loss of the rights foreseen in Law no 8.078, of the 11th of November of 1990 in the cases regulated by it, nor of those included in the SMP rendering agreement.

Chapter IX

Authorized Rights and Duties

SECTION 9.1 – The rights and duties of the Authorized are those set forth in the LGT and in the regulation.

SECTION 9.2 – In services hiring and equipment and material acquisition in relation herewith, the Authorized obliges to consider offers from independent suppliers, including the national ones, and to base its decisions, in respect to the several offers presented, in the compliance of the objective price criteria, delivery conditions and technical specifications in the appropriate regulation.

Single Paragraph. Regarding the mentioned hiring process, the procedures of the Regulation on the Services Hiring Procedures and Material and Equipment Acquisition by the Telecommunication Services Providers, approved by the Resolution n.° 155 of Anatel, of the 5th of August of 1999.

Chapter X

Anatel Obligations and Prerogatives

SECTION 10.1 – Aside from other prerogatives inherent to its regulatory organ function and from the other obligations derived hereof, Anatel will :

I – follow up and inspect the exploitation of the service, in order to comply with the regulation;
II – regulate the exploitation of the authorized service;
III – apply the punishment foreseen in the service regulation, specially herein;
IV – to watch over the good quality of the service, to receive, select and solve complaints and claims of the users, making them aware, within a 90 days period of time, of the actions taken to avoid them to be deprived of their rights;
V – to declare terminated the Authorization in the events foreseen in the LGT;
VI – to watch over the guarantee of interconnection, annulling eventual issues arisen between the AUTHORIZED and the other providers;
VII – to constantly follow up the relationship between the Authorized and the other providers, solving conflicts that may arise;
VIII – to restrain behaviors of the Authorized that are against the free competition regime, observed in the competences of the CADE, the regulation and specially the content of sections 10.2. and 10.3. hereof;
IX – to perform the activity of inspecting the service, as per provisions herein; and
X – collect taxes related to FISTEL, adopting the provisions foreseen in law.

SECTION 10.2 - Anatel might file a Proceeding to Ascertain the Non Compliance of the Obligations (PADO), veered towards ascertaining untruthfulness or non-substance of the conditions stated by the AUTHORIZED , related to the non-participation in the control of the other companies or to other economical concentration preventive bars, whenever there are signs of relevant influence of such , of its associated companies, controlled or controllers over the legal entity of the SMP provider, in the terms of the Regulation for the Control and Transfer Verification in Companies Providers of Telecommunication Services, approved by the Resolution n.° 101 of Anatel, of the 04th of February of 1999.

Single Paragraph. The evidence, after the procedure foreseen in this section of the existence of any situation that characterizes untruthfulness or lack of substance of the conditions stated by the Authorized shall configure the disfranchisement hereof, according to section 139 of the LGT.

SECTION 10.3 - Anatel may still file an administrative procedure veered towards ascertaining any misdemeanor against the economical order foreseen in Law n.° 8.884/94.

Chapter XI

Inspection regime

SECTION 11.1 - Anatel shall perform the inspection of the services so as to ensure the compliance with the commitments herein.

§1o - Inspection to be performed by Anatel will cover the inspection and the follow up of the activities, equipment and premises of the AUTHORIZED , implying broad access to all data and information of the Authorized or of third parties.

§2o - Information gathered during inspection activities will be published in the Library, except for those, that by request of the AUTHORIZED , are considered as confidential by Anatel.

§3o - Information that are considered as confidential , as per the previous paragraph, shall only be used in the procedures related hereto, responding to Anatel and to those indicated by Anatel, for any disclosure, broad or restricted, of such information outside the usage scope.

SECTION 11.2 – The AUTHORIZED , by means of an appointed representative, may follow all and every activity of Anatel inspection, not being entitled to oppose or prevent the inspection, under risk of incurring in the punishment foreseen in the regulation.

Chapter XII

Telecommunication Nets and Access to Visiting Users

SECTION 12.1 – THE AUTHORIZED regarding the implementation and operation of the Telecommunication Nets veered towards providing support to SMP, shall observe the provisions in the regulation, specially in the Telecommunication Services Regulation n.° 73, of the 25th of November of 1998; in the General Regulation of Interconnection, approved by the Resolution no 40, of the 23rd of July of 1998; and in the regulation of the SMP.

Single Paragraph. The change in technology standards, promoted by the AUTHORIZED , may not burden unilateral and arbitrarily the user, including with respect to the existing conditions of services to the visiting users.

SECTION 12.2 – Compensation by the use of nets between the Authorized and the other providers of telecommunication services, shall comply with the provision in section 152 of the LGT and in the SMP regulation, especially in the ADJUSTMENT RULE.

Single Paragraph. The document foreseen in item 7 of the ADJUSTMENT RULE becomes hereinafter Attachment I hereto.

Chapter XIII

Sanctions

SECTION 13.1 - THE AUTHORIZED is subject to Anatel inspection, once respected the legal provisions and related regulations, and shall, whenever required to do so, be accountable for as per regulations of the SMP, allowing free access to its technical resources and accounting records. SECTION 13.2 – non-compliance with conditions or commitments associated to the Authorization, shall subject the Authorized to caveat sanctions, fines, temporary probation or forfeiture, as per provision of the SMP.

Chapter XIV

Termination of the Authorization

SECTION 14.1 – Authorization shall be deemed to be terminated due to disfranchisement, forfeiture, decay, waive or annulment, as per sections 138 to 144 of the LGT and according to the proceedings in the regulation.

Single Paragraph. The termination statement shall not elide the application of the adequate punishments, as per provisions hereof, by the wrongdoings performed by the AUTHORIZED .

Chapter XV

Legal Regime and Applicable documents

SECTION 15.1 – This Authorization is governed, without detracting the other integrant rules of the Brazilian Legal Order, by the LGT, and the regulations derived thereof.

SECTION 15.2 – In the exploitation of the services authorized hereby, the regulations of Anatel shall be complied, as part hereof, specially the documents related with the SMP Regulation.

SECTION 15.4 – In the interpretation of the norms and provisions hereof, shall be taken into consideration, aside from the documents referred to in this Chapter, the general hermeneutic rules and the norms and principles contained in the LGT.

Chapter XVI

Transitory Provisions

SECTION 16.1 – Until the Approval or the covenant of the VU-M, as per the option of the SMP provider, shall be maintained both the value of the Net Compensation , and the criteria for the processing and values conveyance between the providers of Cellular Mobile Services and the Fixed Commuted Telephone Service.

Chapter XVII

Venue

SECTION 17.1 - The Court of the Judiciary Section of the Federal Justice of Brasilia, Federal District , is hereby elected to settle any conflicts arising herefrom or relating hereto, to the exclusion of any other, however privileged.

Chapter XVIII

Final Provisions

SECTION 18.1 – This Authorization Term shall become in force after the disclosure of its extract in the Federal Official Gazette.

SECTION 18.2 – Except for the provisions herein entrusted, any other provisions of the Substituted Instrument become null, as per §2° of section 1.1.

IN WITNESS WHEREOF, the parties sign this document in 03 ( three) counterparts of equal tenor and form, in the presence of witnesses who also sign below, so that it will produce the due legal effects.

Brasília, the 10th of December of 2002.

On behalf of ANATEL:

LUIZ GUILHERME SCHYMURA DE OLIVEIRA
President of the Board

LUIZ TITO CERASOLI
Counselor

On behalf of the AUTHORIZED :

GILSON RONDINELLI FILHO
President

MARIA PAULA DE ALMEIDA MARTINS CANAIS
Executive Vice-President

Witnesses:

JARBAS JOSÉ VALENTE
4.346/D CREA-DF

BRUNO DE CARVALHO RAMOS
5.060.107.391/D CREA-SP

ATTACHMENT I
STATEMENT OF OPTION

According to what is provided in item 7 of the ADJUSTMENT RULE, TELESP Celular S.A., General Taxpayer’s register - CNPJ N.° 02.319.126/0001-59, herein represented by its President, GILSON RONDINELLI FILHO, Brazilian, married, engineer, ID Card – RG n° 4.347.710 - SSP/SP, opts for the submission to item 5 and its sub-items of the Norms of Compensation Criteria by the Use of the Nets of the Providers of Personal Mobile Service – SMP, approved by the Resolution n° 319, of the 27th of September of 2002, requesting the approval of the TU-M whose maximum value shall be the maximum value of the initial VU-M of its Service Area.

Brasília, the 10th of December of 2002.

GILSON RONDINELLI FILHO
President

AUTHORIZATION TERM PVCP/SPV N.º 017/2002-ANATEL
AUTHORIZATION TERM OF THE PERSONAL MOBILE SERVICE ENTERED BY AGÊNCIA NACIONAL DE TELECOMUNICAÇÃO (NATIONAL
TELECOMMUNICATION AGENCY)- ANATEL AND
GLOBAL TELECOM S.A.

Hereby, on the one part, the AGÊNCIA NACIONAL DE TELECOMUNICAÇÕES (NATIONAL TELECOMMUNICATION AGENCY)– ANATEL, hereinafter referred to as ANATEL, an entity that is a part of the UNION, as per Federal Act n.º 9.472, of the 16th of July of 1997, Lei Geral de Telecomunicações – LGT( General Telecommunications Act – LGT) , registered at the General Registry of Income Tax Payers of the Ministry of Finance - CGC/MF under n.º 02.030.715/0001-12, here represented by the President of the Council of ANATEL LUIZ GUILHERME SCHYMURA DE OLIVEIRA together with the Counselor LUIZ TITO CERASOLI, and on the other part, GLOBAL TELECOM S.A., registered at the General Registry of Income Tax Payers of the Ministry of Finance -CNPJ under nº 02.449.992/0001-64, herein represented by its President, GILSON RONDINELLI FILHO, Brazilian, married, engineer, ID card –RG nº 4.347.710 - SSP/SP and by the Executive Vice-President, MARIA PAULA DE ALMEIDA MARTINS CANAIS, Portuguese, married, Mathematician, National Registration of Foreigners - RNE nº V329152-L, hereinafter referred to as AUTHORIZED, enter into the present AUTHORIZATION TERM, Anatel Case n.º 53500.001479/2001, that shall be governed by the following sections:

Chapter I

Subject Matter, Area and term of the Authorization

Section 1.1 – The subject-matter of this Term is the issuance of Authorization for the exploitation of the Personal Mobile Service- SMP, rendered under private regime, in the geographic area formed by the territories of the State of Paraná e Santa Catarina, in the Region III of the PGA-SMP.

§1º – The subject-matter hereof include the Personal Mobile Service, rendered under private regime, according to the Anatel Regulation, and in special, as per the provisions in Regulation of the SMP and in the General Plan of Authorizations of the SMP.

§2º – The current Authorization is issued based on section 214, paragraph V, of the LGT General Telecommunications Act ) and in the “Rule for the Adjustment of Grant Instruments and Authorization of the Mobile Personal Service- SMC for the Personal Mobile Service – SMP, approved by the Resolution ANATEL n.º 318, of the 27th of September of 2002, and amended by the Resolution ANATEL n.º 326, of the 28th of November of 2002, hereinafter referred to as ADJUSTMENT RULE in substitution of the GRANT AGREEMENT Nº 10/98-ANATEL, of the 8th of April of 1998, D.O.U of the 9th of April of 1998, hereinafter referred to as SUBSTITUTED INSTRUMENT.

SECTION 1.2 - Personal Mobile Service is the land mobile telecommunication service of collective interest that enables the communication between the mobile stations and from a mobile station to other stations, once acknowledged the provisions of the regulation.

SECTION 1.3 – The AUTHORIZED is entitled to the industrial exploitation of the means related to services rendering, once observed the provisions in the regulations as well as those in sections 154 and 155 of the LGT.

SECTION 1.4 – The term of this Authorization for the exploitation of the SMP is not determined.

SECTION 1.5 – The service shall be exploited with the use, by the AUTHORIZED , of the sub-band of radio frequencies foreseen in the SUBSTITUTED INSTRUMENT, indicated below :

Transmission from the Mobile Station : 824,0 to 835,0 MHz / 845,0 to 846,5 MHz
Transmission from the Radio base Station : 869,0 to 880,0 MHz / 890,0 to 891,5 MHz

SECTION 1.6 – The right to use the radio frequencies mentioned in the previous SECTION shall remain in force until the 8th of April of 2013 that corresponds to the remaining term extended a single time for 15 years, being such extension against payment.

§1º – The use of the radio frequency shall occur in primarily and restricted to the Services Rendering Area.

§2º – The right to use the radio frequency depends on its efficient and proper use.

§3º – Radio frequency sharing, when it does not imply harmful interference or impose limits to the rendering of the SMP, may be authorized by Anatel.

SECTION 1.7 – The AUTHORIZED , in order to extend the right to use the radio-frequencies related hereto, shall pay, every two years, during the extension term, encumbrance corresponding to 2% (two per cent ) of the annual income of the year prior to the payment, of the SMP, free from taxes and social security taxes.

§1º In the calculation of the amount referred to in the caput of this SECTION, shall be considered the net income derived from the Alternative and Basic Service Plan, subject matter hereof.

§2º The calculation of the percentage referred to in the caput of this SECTION shall always be based on the net income of deduction of taxes and social taxes, determined between January and December of the previous year and obtained in the financial statements elaborated according to the fundamental accounting principles approved by the Management of the AUTHORIZED and audited by independent auditors, and maturity date shall be the 30 (thirty) of April of the subsequent year after the encumbrance is ascertained.

§3º The first installment of the encumbrance shall be due on the 30th (thirtieth ) of April of 2015, calculated based on the net income ascertained from the 1st of January to the 31st of December of 2014, and the subsequent installments shall be due at each twenty four months, having as the base date the calculation of the income of the previous year.

§4º The delay in payment of the encumbrance foreseen in this SECTION will imply charge of arrears fee of 0,33% (zero point thirty three per cent ) a day, up to the limit of 10% (ten per cent), added of the referential SELIC tax for federal bonds, to be applied over the value of the debt, considering all days of delay in payment.

SECTION 1.8 – The petition for the extension of the right to use radio frequencies shall be forwarded to Anatel in up to thirty months, prior to the due date of the original term.

Single Paragraph. Dismissal will only occur if the involved party is not making proper and rational use of the radio frequencies, if it has repeatedly incurred in violations in the performance of its activities, or if it is necessary to change the destination of the use of the radio frequency .

SECTION 1.9 - Anatel is AUTHORIZED to bring a new action of Authorization Grant for the exploitation of the SMP, in case an extension petition of up to 24 (twenty four) months prior to the original maturity date is not suddenly formulated.

Chapter II

Replacement Value

SECTION 2.1 – The value of replacement of the SUBSTITUTED INSTRUMENT hereby, is R$ 9.000,00 (nine thousand reais).

Single Paragraph. Non payment of the outstanding installments, derived from past commitments, related to the values owed by the Grant or Authorization of the Cellular Mobile Service - SMC, shall imply forfeiture hereof, regardless the application of other foreseen penalties.

Chapter III

Form and Conditions for the Rendering of Service

SECTION 3.1 – The AUTHORIZED promises to render the service, subject-matter hereof, in a way as to fully fulfill the obligations inherent to the service rendered under private regime, once observed the criteria , formulae and parameters herein defined.

Single Paragraph. The non-fulfillment of the obligations related to the subject-matter hereof, shall afford the application of the sanctions foreseen herein, shall allow for the temporary suspension, on the part of Anatel and, according to the case, forfeiture hereof shall be adjudicated, as per section 37 of the LGT. SECTION 3.2 - THE AUTHORIZED shall exploit the service, subject-matter hereof at its own risks, within the regime of broad and fair competition set forth in LGT, being compensated by the prices charged, as per provisions herein.

§1º THE AUTHORIZED shall not be entitled to any type of exclusivity, any possibility of financial economical balance guarantee, and may not claim rights as to the admission of new providers of the same service.

§2º THE AUTHORIZED will not have acquired rights to the permanence of the conditions in force with the issuance hereof, or of the star of the activities, and shall observe the new conditions imposed by the law and by regulation.

§3º The norms shall grant enough time for the adjustment to the new conditions.

SECTION 3.3 – THE AUTHORIZED shall keep free access to emergency public services according to what was set forth in the regulation.

SECTION 3.4 – THE AUTHORIZED shall ensure to its user the free exercise of choice of STFC provider for long distance calls, as per the regulation of SMP, especially in the ADJUSTMENT RULE.

SECTION 3.5 – Changes in the shareholder control of the Authorized are subject to control on the part of Anatel for purposes of verification of the conditions that are essential for the forwarding and maintenance of the Authorization, as per the regulation.

Single Paragraph. These are essential for the forwarding and maintenance of the Authorization, among others, those foreseen in the SMP General Authorization Plan, section 10, § 2º of the PGO and in article 133 of the LGT.

SECTION 3.6 – The conveyance of the Authorization Plan is subject to the approval on the part of Anatel, once observed the requirements of the §2o of section 136 of the LGT.

Single Paragraph. For the purposes of the paragraph I of section 98 of LGT, shall be considered the operation time of the Cellular Mobile Service during the enforcement of the SUBSTITUTED INSTRUMENT.

SECTION 3.7 - The AUTHORIZED shall freely determine the prices to be charged for the rendering of the SMP, defining the Services Plan with structures, forms, criteria and values that shall be reasonable and non discriminatory, and that may vary due to technical characteristics, of specific costs and use offered to the users, as per definition of the SMP regulation, specially in the ADJUSTMENT RULE.

Chapter IV

Coverage Commitments

SECTION 4.1 – Coverage commitments foreseen in the SUBSTITUTED INSTRUMENT shall be maintained, including the coverage and service obligations.

SECTION 4.2 – The non-compliance of the commitments causes the Authorized to be subject to sanctions foreseen herein, and in the regulation, and as a result, the termination of the Authorization may occur.

Chapter V

Quality of Service

SECTION 5.1 – It is an assumption hereof the adequate quality of the services rendered by the AUTHORIZED , being as such considered, the service that satisfies the conditions of regularity, efficiency, safety, updating, generality and courtesy.

§1º - Regularity will be characterized by the continuous exploitation of the service with strict compliance with what is set forth in the Anatel rules.

§2º - Efficiency will be characterized by the attainment and maintenance of the parameters contained herein and by the service to the user , rendered within the term foreseen herein.

§3º - Safety in the e4xploitationof the service shall be characterized by the confidentiality pf the data related to the use of the service by the users, as well as by the full maintenance of the confidentiality regarding the conveyed information in the scope of its exploitation.

§4º - Update will be characterized by the modernity of the equipment, of the premises and techniques of exploitation of the service, with the use of technological advances that definitely will benefit the users, once respected the provisions hereof.

§5º - Generality will be characterized by the non discriminatory rendering of services to any and all users, with the commitment on the part of the Authorized to render the service to whoever requests it as per the regulation.

§6º - Courtesy will be characterized by the respectful and immediate service rendered to all users of the authorized service, as well as by the compliance with the obligations to inform and provide immediate and polite services to all, users or non users that may request from the AUTHORIZED, information, provisions or any kind of request as per the determinations hereof.

SECTION 5.2 - THE AUTHORIZED shall meet the quality targets determined in the Plano Geral de Metas de Qualidade - PGNQ ( General Target Plan of Quality- PGMQ) for the SMP.

Single Paragraph. For the purposes of the provisions in the §5º of section 1st of the PGMQ – SMP, it shall be considered as the starting point of the commercial operation of the SMP in a place where there already exists SMC services rendering, the publishing date of the extract hereof.

SECTION 5.3 – The exploitation of the authorized service may only be interrupted according to the Regulation of the SMP, published by Anatel.

Chapter VI

Numbering Plan

SECTION 6.1 - THE AUTHORIZED compromises to obey the Numbering Regulations published by Anatel, and shall ensure to the user of the service, the portability of the access codes as per regulation.

Chapter VII

Users Charges

SECTION 7.1 – The amount, measuring form and the criteria for charging for the services rendered, shall be set forth by the Authorized, based on the determinations of the SMP Regulation, once observed the content of section 3.7 hereof.

Chapter VIII

Users Rights and Duties

SECTION 8.1 – Users Rights and Duties are those set forth in the LGT and in the regulation, at no loss of the rights foreseen in Law no 8.078, of the 11th of November of 1990 in the cases regulated by it, nor of those included in the SMP rendering agreement.

Chapter IX

Authorized Rights and Duties

SECTION 9.1 – The rights and duties of the Authorized are those set forth in the LGT and in the regulation.

SECTION 9.2 – In services hiring and equipment and material acquisition in relation herewith, the Authorized obliges to consider offers from independent suppliers, including the national ones, and to base its decisions, in respect to the several offers presented, in the compliance of the objective price criteria, delivery conditions and technical specifications in the appropriate regulation.

Single Paragraph. Regarding the mentioned hiring process, the procedures of the Regulation on the Services Hiring Procedures and Material and Equipment Acquisition by the Telecommunication Services Providers, approved by the Resolution n.º 155 of Anatel, of the 5th of August of 1999.

Chapter X

Anatel Obligations and Prerogatives

SECTION 10.1 – Aside from other prerogatives inherent to its regulatory organ function and from the other obligations derived hereof, Anatel will :

I – follow up and inspect the exploitation of the service, in order to comply with the regulation;
II – regulate the exploitation of the authorized service;
III – apply the punishment foreseen in the service regulation, specially herein;
IV – to watch over the good quality of the service, to receive, select and solve complaints and claims of the users, making them aware, within a 90 days period of time, of the actions taken to avoid them to be deprived of their rights;
V – to declare terminated the Authorization in the events foreseen in the LGT;
VI – to watch over the guarantee of interconnection, annulling eventual issues arisen between the AUTHORIZED and the other providers;
VII – to constantly follow up the relationship between the Authorized and the other providers, solving conflicts that may arise;
VIII – to restrain behaviors of the Authorized that are against the free competition regime, observed in the competences of the CADE, the regulation and specially the content of sections 10.2. and 10.3. hereof;
IX – to perform the activity of inspecting the service, as per provisions herein; and
X – collect taxes related to FISTEL, adopting the provisions foreseen in law.

SECTION 10.2 - Anatel might file a Proceeding to Ascertain the Non Compliance of the Obligations (PADO), veered towards ascertaining untruthfulness or non-substance of the conditions stated by the AUTHORIZED , related to the non-participation in the control of the other companies or to other economical concentration preventive bars, whenever there are signs of relevant influence of such , of its associated companies, controlled or controllers over the legal entity of the SMP provider, in the terms of the Regulation for the Control and Transfer Verification in Companies Providers of Telecommunication Services, approved by the Resolution n.º 101 of Anatel, of the 04th of February of 1999.

Single Paragraph. The evidence, after the procedure foreseen in this section of the existence of any situation that characterizes untruthfulness or lack of substance of the conditions stated by the Authorized shall configure the disfranchisement hereof, according to section 139 of the LGT.

SECTION 10.3 - Anatel may still file an administrative procedure veered towards ascertaining any misdemeanor against the economical order foreseen in Law n.º 8.884/94.

Chapter XI

Inspection regime

SECTION 11.1 - Anatel shall perform the inspection of the services so as to ensure the compliance with the commitments herein.

§1º - Inspection to be performed by Anatel will cover the inspection and the follow up of the activities, equipment and premises of the AUTHORIZED , implying broad access to all data and information of the Authorized or of third parties.

§2º - Information gathered during inspection activities will be published in the Library, except for those, that by request of the AUTHORIZED , are considered as confidential by Anatel.

§3º - Information that are considered as confidential , as per the previous paragraph, shall only be used in the procedures related hereto, responding to Anatel and to those indicated by Anatel, for any disclosure, broad or restricted, of such information outside the usage scope.

SECTION 11.2 – The AUTHORIZED , by means of an appointed representative, may follow all and every activity of Anatel inspection, not being entitled to oppose or prevent the inspection, under risk of incurring in the punishment foreseen in the regulation.

Chapter XII

Telecommunication Nets and Access to Visiting Users

SECTION 12.1 – THE AUTHORIZED regarding the implementation and operation of the Telecommunication Nets veered towards providing support to SMP, shall observe the provisions in the regulation, specially in the Telecommunication Services Regulation n.º 73, of the 25th of November of 1998; in the General Regulation of Interconnection, approved by the Resolution no 40, of the 23rd of July of 1998; and in the regulation of the SMP.

Single Paragraph. The change in technology standards, promoted by the AUTHORIZED , may not burden unilateral and arbitrarily the user, including with respect to the existing conditions of services to the visiting users.

SECTION 12.2 – Compensation by the use of nets between the Authorized and the other providers of telecommunication services, shall comply with the provision in section 152 of the LGT and in the SMP regulation, especially in the ADJUSTMENT RULE.

Single Paragraph. The document foreseen in item 7 of the ADJUSTMENT RULE becomes hereinafter Attachment I hereto.

Chapter XIII

Sanctions

SECTION 13.1 - THE AUTHORIZED is subject to Anatel inspection, once respected the legal provisions and related regulations, and shall, whenever required to do so, be accountable for as per regulations of the SMP, allowing free access to its technical resources and accounting records.

SECTION 13.2 – non-compliance with conditions or commitments associated to the Authorization, shall subject the Authorized to caveat sanctions, fines, temporary probation or forfeiture, as per provision of the SMP.

Chapter XIV

Termination of the Authorization

SECTION 14.1 – Authorization shall be deemed to be terminated due to disfranchisement, forfeiture, decay, waive or annulment, as per sections 138 to 144 of the LGT and according to the proceedings in the regulation.

Single Paragraph. The termination statement shall not elide the application of the adequate punishments, as per provisions hereof, by the wrongdoings performed by the AUTHORIZED .

Chapter XV

Legal Regime and Applicable documents

SECTION 15.1 – This Authorization is governed, without detracting the other integrant rules of the Brazilian Legal Order, by the LGT, and the regulations derived thereof.

SECTION 15.2 – In the exploitation of the services authorized hereby, the regulations of Anatel shall be complied, as part hereof, specially the documents related with the SMP Regulation.

SECTION 15.4 – In the interpretation of the norms and provisions hereof, shall be taken into consideration, aside from the documents referred to in this Chapter, the general hermeneutic rules and the norms and principles contained in the LGT.

Chapter XVI

Transitory Provisions

SECTION 16.1 – Until the Approval or the covenant of the VU-M, as per the option of the SMP provider, shall be maintained both the value of the Net Compensation , and the criteria for the processing and values conveyance between the providers of Cellular Mobile Services and the Fixed Commuted Telephone Service.

Chapter XVII

Venue

SECTION 17.1 - The Court of the Judiciary Section of the Federal Justice of Brasilia, Federal District , is hereby elected to settle any conflicts arising herefrom or relating hereto, to the exclusion of any other, however privileged.

Chapter XVIII

Final Provisions

SECTION 18.1 – This Authorization Term shall become in force after the disclosure of its extract in the Federal Official Gazette.

SECTION 18.2 – Except for the provisions herein entrusted, any other provisions of the Substituted Instrument become null, as per §2º of section 1.1.

IN WITNESS WHEREOF, the parties sign this document in 03 ( three) counterparts of equal tenor and form, in the presence of witnesses who also sign below, so that it will produce the due legal effects.

Brasília, the 10th of December of 2002.

On behalf of ANATEL:

LUIZ GUILHERME SCHYMURA DE OLIVEIRA
President of the Board

LUIZ TITO CERASOLI
Counselor

On behalf of the AUTHORIZED :

GILSON RONDINELLI FILHO
President

MARIA PAULA DE ALMEIDA MARTINS CANAIS
Executive Vice-President

Witnesses:

JARBAS JOSÉ VALENTE
4.346/D CREA-DF

BRUNO DE CARVALHO RAMOS
5.060.107.391/D CREA-SP

ATTACHMENT I
STATEMENT OF OPTION

According to what is provided in item 7 of the ADJUSTMENT RULE, Global Telecom S.A., General Taxpayer’s register - CNPJ N.º 02.449.992/0001-64, herein represented by its President, GILSON RONDINELLI FILHO, Brazilian, married, engineer, ID Card – RG nº 4.347.710 - SSP/SP, opts for the submission to item 5 and its sub-items of the Norms of Compensation Criteria by the Use of the Nets of the Providers of Personal Mobile Service – SMP, approved by the Resolution nº 319, of the 27th of September of 2002, requesting the approval of the TU-M whose maximum value shall be the maximum value of the initial VU-M of its Service Area.

Brasília, the 10th of December of 2002.

GILSON RONDINELLI FILHO
President

EXHIBIT 8.1

LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2002

1) Direct interest

a.	Telesp Celular S.A. - São Paulo - SP, Brazil
b.	Daini do Brasil S.A. - São Paulo - SP, Brazil
c.	Globaltelcom Telecomunicações S.A. - São Paulo - SP, Brazil
d.	GTPS S.A. Participações em Investimentos de Telecomunicações - Curitiba - PR, Brazil
e.	Global Telecom S.A. - Curitiba - PR, Brazil

2) Indirect interest

a.	Telesp Celular International Ltd - Cayman Islands - USA
b.	Telesp Celular Overseas - Cayman Islands - USA

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

Date: June 24, 2003

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

Date: June 24, 2003

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

Date: June 24, 2003

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

Date: June 24, 2003

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

Date: June 24, 2003

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