Form 20-F
period 2003-12-31
TELESP CELLULAR HOLDING CO /ADR/
filed 2004-06-30
CIK 1071337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14493

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Doutor Chucri Zaidan 860, 04583-110
São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2,500 shares of Preferred Stock	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each class of stock of Telesp Celular Participações S.A, as of December 31, 2003:

409,383,864,536	Shares of Common Stock
762,400,487,973	Shares of Preferred Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

i

INTRODUCTION

     All references in this annual report to:

•	“Telesp Celular Participações S.A.,” “TCP,” “we,” “our” and “us” are to Telesp Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires) Telesp Celular S.A., known as Telesp Celular or TC, Global Telecom S.A., known as Global Telecom or GT, and Tele Centro Oeste Celular Participações, known as TCO, which includes TCO’s B Band subsidiary, NBT;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 2,500 shares of our non-voting preferred stock;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“Brazilian Central Bank,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Brazilian corporate law” are to Law No. 6,404 of December, 1976, as amended;

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. – TELEBRAS;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“1XRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1X technology, which, pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets;

•	“SMS” are to Short Message Service for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“Customers” are to number of wireless lines in service; and

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by the Brazilian Corporate Law, or Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 37 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

     The consolidated financial statements included in this annual report, and the selected financial data presented herein, have been prepared on the same basis of accounting as that used in our annual and interim financial statements published in Brazil.

     Our consolidated financial statements include the results of Telesp Celular. In addition, beginning December 27, 2002, we have consolidated 100% of the results of Global Telecom, and, since May 1, 2003, we have also consolidated TCO’s results due to acquisition of its control.

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

FORWARD-LOOKING STATEMENTS

     Certain sections in this annual report, principally in “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” contains information that is forward-looking, including but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks; and

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

     Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. Selected Financial Data

     The selected financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 included in this annual report have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of December 31, 2000 and for the years ended December 31, 2000 and 1999 included in this annual report have been derived from our audited financial statements and notes thereto audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. The selected financial data as of December 31, 1999 included in this annual report have been derived from our audited financial statements and notes thereto audited by Arthur Andersen S/C, which are not included in this annual report. See “Presentation of Financial Information” above for more information about it.

     In February 2001, we acquired an interest of 49% of the outstanding common stock and 100% of the outstanding preferred shares in Globaltelecom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações, or Global Telecom Holdings, that held 95% of the voting shares and 100% of the non–voting shares of Global Telecom for aggregate consideration of approximately R$902 million. On December 27, 2002, we purchased the remaining 51% of the outstanding common stock of each of the holding companies and we now own directly and indirectly 100% of the capital of Global Telecom. In September 2002, we made advances for future capital increases in Global Telecom and in December 2002, most of these advances for future capital increases were capitalized. The selected financial information reflects our investment in Global Telecom Holdings since the date of acquisition until December 27, 2002 under the equity method of accounting. As of December 31, 2002, the balance sheets of Global Telecom and the holding companies that became TCP’s subsidiaries on December 27, 2002 were fully consolidated. Results of Operations of Global Telecom and the holding companies for the year ended December 31, 2002 are reflected in the statement of income under the equity method of accounting and were fully consolidated for the year ended December 31, 2003.

     In April 2003, we acquired 64.03% of the outstanding voting capital stock of TCO. We acquired additional shares of voting capital stock of TCO in a public tender offer, bringing the percentage of TCO’s outstanding voting capital stock we own to 90.73%. Since May 1, 2003, TCP has consolidated TCO’s results due to the acquisition of its control.

Brazilian Corporate Law Method and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 37 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2002, and net loss for the years ended December 31, 2003, 2002 and 2001.

Selected Financial Data

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2003	2002	2001	2000	1999
	(R$ million, except per share data)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	6,046.3	3,415.0	2,966.1	2,766.7	2,211.6
Cost of services and goods sold	(3,020.5)	(1,739.4)	(1,724.2)	(1,689.2)	(1,353.2)

Gross profit	3,025.8	1,675.6	1,241.9	1,077.5	858.4
Operating expenses:
Selling expenses	(1,264.9)	(526.9)	(537.3)	(554.2)	(387.0)
General and administrative expenses	(561.3)	(343.2)	(317.5)	(217.9)	(131.7)
Other net operating income (expenses)	(145.0)	(39.8)	(41.1)	33.9	61.4

Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	1,054.6	765.7	346.0	339.3	401.1
Equity in losses of unconsolidated subsidiary	—	(890.7)	(653.6)	—	—
Net financial expenses	(1,133.5)	(808.4)	(541.5)	(137.1)	(206.0)

Operating income (loss)	(78.9)	(933.4)	(849.1)	202.2	195.1
Net non-operating income (expenses)	(25.7)	10.0	(0.4)	(0.6)	1.3
Extraordinary item	—	(170.8)	(278.8)	—	—

Income (loss) before income taxes and minority interests	(104.6)	(1,094.2)	(1,128.3)	201.6	196.4
Income taxes	(277.9)	(46.5)	14.7	(49.4)	(36.4)
Minority interests	(257.7)	—	—	—	(47.1)
Net income (loss)	(640.2)	(1,140.7)	(1,113.6)	152.2	112.9

Net income (loss) per 1,000 shares	(0.55)	(0.97)	(2.43)	0.33	0.34
Dividends declared per thousand preferred shares (R$) (1)	—	—	—	0.245220	0.092498
Dividends declared per thousand common Shares (R$) (1)	—	—	—	0.112948	0.092498
Dividends declared per thousand preferred shares (US$)	—	—	—	0.103823	0.050303
Dividends declared per thousand common shares (US$) (2)	—	—	—	0.047821	0.050303
US GAAP
Net operating revenue	7,886.5	4,575.0	3,619.6	2,963.7	2,379.8
Operating income	1,000.8	328.8	198.0	220.2	310.6
Net financial expenses	(375.9)	(1,149.6)	(743.5)	(192.1)	(315.4)
Equity in losses of unconsolidated subsidiaries	—	(759.1)	(733.8)	—	—
Net non-operating income (expenses)	(25.7)	9.8	(9.6)	(0.6)	1.3
Extraordinary item, net of tax	—	—	(12.7)	—	—
Income (loss) before income taxes, minority interests and extraordinary item	599.2	(1,570.1)	(1,288.9)	27.5	(3.5)
Income taxes and minority interest	(698.0)	74.4	97.5	9.4	15.6
Extraordinary item, net of tax	—	—	(12.7)	—	—
Net income (loss)	(98.8)	(1,495.7)	(1,204.1)	36.9	12.1

Basic and diluted net income (loss) per 1,000 shares – common and preferred (2)	(0.08)	(2.18)	(2.63)	0.09	0.04
Weighted average common shares outstanding (thousands)	409,383,864	240,033,927	160,138,996	147,015,170	124,369,031
Weighted average preferred shares outstanding(thousands)	762,400,488	447,018,065	298,228,776	273,021,473	210,029,997

	Year ended December 31,
	2003	2002	2001
Cash Flow Data:
Brazilian corporate law method
Cash flows from operating activities	1,459.7	984.4	779.7
Cash flows from investing activities	(1,643.3)	(3,820.5)	(1,767.6)
Cash flows from financing activities	1,324.6	2,772.3	683.4

	As of December 31,
	2003	2002	2001	2000	1999
	(R$ million, except for per share data)
Balance Sheet Data:
Brazilian corporate law method
Property, plant and equipment, net	5,234.3	4,770.7	3,695.8	3,454.0	3,219.8
Total assets	13,473.3	9,654.4	6,872.2	6,204.0	5,454.3
Loans and financing	6,279.2	4,460.8	2,580.1	1,399.4	1,690.0
Shareholders’ equity	3.393.2	4,010.0	2,742.6	3,857.1	2,267.0
Capital Stock	4,373.7	4,373.7	1,873.3	1,873.3	434.7
Number of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	458,367,772	458,367,772	334,399,027
U.S. GAAP
Property, plant and equipment, net	4,738.3	2,794.5	2,978.0	3,434.0	3,451.1
Total assets	13,546.5	10,202.0	7,218.3	7,089.1	6,057.0
Total liabilities	9,213.7	6,894.7	4,787.4	3,414.7	3,415.6
Shareholders’ equity	3,232.0	3,307.3	2,430.9	3,674.4	2,229.8
Capital stock	4,373.7	4,373.7	1,873.3	1,873.3	434.7
Number of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	458,367,772	458,367,772	334,399,027

(1) Interest on Shareholder’s equity is includes as part of the dividens and presented net of taxes.

(2) Basic net income (loss) per share for the year ended December 31, 1999 because the Company did not have any potencially diluted shares outstanding. As a result of the corporate restructuring completed on January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangible related to concession that was transferred in the merger. The numbers of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included on the basis of purposes of calculating dilutives earnings per share for the year ended December 31, 2000,2001, 2002 and 2003. The potencially dilutives shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for 2001, 2002 and 2003 as their effect would have been anti-dilutive.

Exchange Rates

     There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

     Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Risk Factors—Risks relating to Brazil”.

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange Rate of R$ per U.S.$
	Low	High	Average(1)	Year-End
Year ended December 31,
1999	1.2078	2.1647	1.8150	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892

Source: Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day. (1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
	Low	High
Month Ended
December 31, 2003	2.8883	2.9434
January 31, 2004	2.8022	2.9409
February 29, 2004	2.9042	2.9878
March 31, 2004	2.8752	2.9410
April 30, 2004	2.8743	2.9522
May 31, 2004	2.9569	3.2051
June 25, 2004	3.1030	3.1651

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2003, the general price index, or the IGP-DI (the #ndice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.7%, compared to 26.4% in 2002 and 10.4% in 2001. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

     Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

     The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. In 2003, the internal economy showed inflation stabilization and the dissipation about uncertainty in the Governmental economic team, which resulted in an appreciation of the real by 18.2%. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     As of December 31, 2003, we had R$6,279.2 million in total debt, of which 77.3% was denominated in foreign currencies, primarily the U.S. dollar and the euro. As of December 31, 2003, we had currency derivatives in place to hedge 106.5% of our foreign currency-denominated financial debt. This hedge in excess was a consequence of foreign-currency commitments against exchange variations (such as the leasing, long-term hedging inefficiency, and suppliers). At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

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

     Adverse developments in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

     Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

     This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

     Our results may be affected in the medium or long term as a result of the new SMP rules.

     In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. In 2003, this change had little impact on us, but we cannot assure that in the next years the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

     Until June 30, 2004, SMP service providers may choose to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation will be the rule, subject to Anatel regulations to be issued relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

     In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

     The new rules may negatively affect our revenues and results of operations.

     If the inflation adjustment index now applied to our tariffs is changed, the new index may not be adequate.

     The Brazilian government is considering replacing the IGP-DI, the monetary adjustment index currently used in connection with the tariffs applied in the telecommunications industry, with another index, which has not yet been identified. We cannot assure you that a new index, if any, would adequately reflect the effect of inflation on our tariffs.

     We face substantial competition that may reduce our market share and harm our financial performance.

     There is substantial competition in the telecommunications industry. We not only compete with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of mobile services for these other services.

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

     PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, currently own, through Brasilcel, approximately 93.66% of our common shares and 65.12% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, as Portugal Telecom and Telefónica Móviles share their participation in us equally, any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

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

     Our investment in Global Telecom S.A. has adversely affected, and is expected to continue to adversely affect, our financial performance.

     Our investment in Global Telecom S.A. presents operational and financial risks. Global Telecom started operations in 1999, and its principal competitor in its concession area has been in operation for a longer period of time and has a larger market share in that area. Global Telecom has had substantial net losses (R$436.0 million in 2003, R$771.1 million in 2002 and R$856.1 million in 2001) resulting in significant part from indebtedness and increased expenses in connection with the rapid expansion of its network infrastructure and upgrading its marketing and commercial capabilities.

     In 2003, our financial results were adversely affected by our R$436.0 million of losses in Global Telecom S.A. and by the interest expenses arising from indebtedness we incurred to finance our acquisition of Global Telecom, which resulted in a net loss of R$640.2 million in 2003, compared to a net loss of R$1,140.7 million in 2002.

     Our investment in Global Telecom S.A. is expected to continue to have a material effect on our financial condition and results because of the indebtedness we incurred to make the investment. In addition, Global Telecom (which began operations in December 1998) has reported net losses for the last years, but we expect it will become profitable by the end of 2005.

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

     Our bylaws state that holders of preferred shares will have full voting rights if we do not pay minimum dividends for three consecutive fiscal years, and the preferred shareholders will retain those voting rights until the minimum dividends are paid. Because we did not pay minimum dividends for the years ended December 31, 2003, 2002 and 2001, the holders of preferred shares are able to exercise voting rights since the 2004 general shareholders’ meeting and until we pay the minimum dividends for 2003 or any subsequent year. However, this has no significant impact, since our controlling shareholders own more than 50% of our total capital. Once we pay the minimum dividends for 2003 or any subsequent year, those voting rights will cease.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Telesp Celular Participações S.A., known as TCP. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil. Our telephone number is +55 11 5105-1182, our facsimile number is +55 11 5105-2247, and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

     According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telesp Celular S.A., or Telesp Celular, Global Telecom S.A. or Global Telecom, and Tele Centro Oeste S.A., or TCO. The following chart shows our corporate structure as of December 31, 2003:

PORTUGAL TELECOM SGPS S.A.
Q 0.01%
100%
TELEFÓNICA MÓVILES S.A.
PT MÓVEIS SGPS S.A.
Q 50.00%
Q 49.99%
BRASILCEL, NV
Q = % Quotas
ON = % Ordinary shares
PN = % Preferred shares
T = % Total
Q 99.99%
Q 99.99%
PTELECOM BRASIL S.A.
INTERTELECOM LTDA.
Q 25.59%
Q 60.15%
Q 14.26%
PORTELCOM PART. S.A.
ON 71.16% PN 49.79% T 57.26%
ON 22.50% PN 0.0% T 7.86%
TELESP CELULAR PART. S.A.
ON 90.73% PN 0,0% T 29.31%
TELE CENTRO OESTE PART. S.A.
ON 100% PN 100% T 100%
ON 100% T 100%
ON 98.62% PN 96.35% T 97.14%
ON 99.51% PN 96.28% T 97.83%
ON 99.64% PN 97.65% T 98.54%
ON 98.26% PN 96.66% T 97.23%
ON 99.96% PN 96.62% T 98.35%
ON 100.00% PN 100.00% T 100.00%
ON 99.99% PN 100.00% T 99.99%
GLOBAL TELECOM S.A.
TELESP CELULAR S.A.
TELEGOIÁS CELULAR S.A.
TELEMAT CELULAR S.A.
TELEMS CELULAR S.A.
TELERON CELULAR S.A.
TELEACRE CELULAR S.A.
NORTE BRASIL TELECOM S.A.
TCO IP S.A.

(1) The participation of TCP into TCO was calculated by excluding the treasury stocks.

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

     TCP was one of the New Holding Companies. TCP was allocated all of the share capital held by Telebrás in Telesp Celular, one of the cellular operating companies that had provided cellular telecommunications service in the state of São Paulo since 1993.

     The federal government’s common shares of Telep’s capital stock were purchased by Portugal Telecom group.

Global Telecom

     Global Telecom is a B Band cellular concessionaire in the states of Paraná and Santa Catarina. Global Telecom began commercial operations in December 1998. In February 2001, we acquired an 81.61% indirect economic interest in Global Telecom for R$902 million. On December 27, 2002, we acquired the remaining shares of Global Telecom for R$290.3 million.

Brasilcel

     On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, has 56.2% of the total market in Brazil with 20.7 million customers at December 31, 2003, according to market share data published by Anatel. Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

     In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•	TCP, which controls an A Band operator in the state of São Paulo and Global Telecom, a B Band operator in the states of Paraná and Santa Catarina;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo;

•	Tele Leste Celular Participações S.A., which controls A Band operators in the states of Bahia and Sergipe; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

Acquisition of TCO

     On April 25, 2003, TCP acquired 64.03%, of the outstanding voting capital stock of TCO from Fixcel S.A. for approximately R$1,505.6 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. As of December 31, 2003, we have paid R$1,355.7 million of the total amount and the remaining will be paid in installments. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

     On May 25, 2003, in compliance with Brazilian legislation, we launched a tender offer for the common shares of TCO not owned by us. The acceptance period ended on November 18, 2003. As a result of the shares tendered, we acquired 74.2% of the outstanding available common shares at the price of R$ 16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2003 we held 90.73% of TCO’s ordinary shares, representing a 29.31% interest in TCO, excluding treasury stocks. We also announced the intention to launch an exchange offer for the remaining shares of TCO through which we would have become TCO ´s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions on to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January, 2004.

Vivo

     All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003. The consolidation of a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase their customer base as well as revenues, by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

TCO’ s corporate restructuring

     On May 14, 2004, the management of TCP and TCO announced a proposal for corporate restructuring involving TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The purposes of such restructuring are to provide for: (i) an improvement in the cash flow of TCO and its subsidiaries, resulting from the transfer of the tax benefit corresponding to R$511 million from TCP to TCO, generated by the amortization of a goodwill at the amount of R$1,503 million, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) a simplification of the corporate structure of TCO’s subsidiaries, whose minority shareholders will receive shares issued by TCO of the same type and class in substitution for the shares held by them respectively in TCO’ subsidiaries. TCO ´s subsidiaries will, therefore, become wholly-owned subsidiaries of TCO, which will improve the capitalization conditions of TCO and will benefit the minority shareholders of TCO’ subsidiaries.

     The intended restructuring shall be made in such a manner as to avoid any and all negative impacts over the future profits of both TCO and its subsidiaries, on account of the referred goodwill. The involved companies expect that the restructuring will be completed by July, 2004.

     To the extent that the tax benefits corresponding to the amortization of the deferred assets transferred to the TCO’ subsidiaries are realized, the respective especial premium reserves shall be capitalized, through the issuance of additional shares to TCP.

     On May 31, 2004, the first step of the restructuring process took place, concerning the merger of WXYZ0059 Holdings S.A., the holder of the investment and goodwill of TCO, into TCO.

     On June 14, 2004, TCO released a relevant fact regarding the 2nd and 3rd Stages of the corporate restructuring transaction, as following: (i) TCO’s partial spin-off, capital stock and share of the spinned-off company; and (ii) Merger of TCO operators’ shares into TCO, whereby the TCO Operators shall become wholly-owned subsidiaries of TCO. These steps shall be approved in special meeting of shareholders in the involved companies for the conclusion of the restructuring process.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

     The following table sets forth our total capital expenditures for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Switching equipment	167.2	105.7	153.0
Transmission equipment	232.8	90.8	387.8
Information technology	157.4	76.2	245.0
Others(1)	151.2	54.6	151.0

Total capital expenditures	708.6	327.3	936.8

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     The following table sets forth the total capital expenditures of Telesp Celular for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Switching equipment	131.0	105.7	153.0
Transmission equipment	122.3	90.8	387.8
Information Technology	101.9	76.2	245.0
Others(1)	100.5	54.6	151.0

Total capital expenditures	455.7	327.3	936.8

     The following table sets forth the total capital expenditures of Global Telecom for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Switching equipment	10.3	23.0	93.0
Transmission equipment	45.5	89.3	268.4
Information Technology	16.8	22.2	46.9
Others(1)	18.8	17.8	14.3

Total capital expenditures	91.4	152.3	422.6

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     The following table sets forth the total capital expenditures of TCO from its consolidation with TCP to year-end 2003:

Year ended
December 31,
2003
(from May to
December)
(R$ million)
Switching equipment	25.9
Transmission equipment	65.0
Information Technology	38.7
Others(1)	31.6

Total capital expenditures	161.2

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     Our capital expenditure estimatives for 2004 is approximately R$1,037.0 million, including investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, besides seeking the constant improvement of the quality of services provided to our customers.

     We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5B. Liquidity and Capital Resources.”

B. Business Overview

Overview

     We are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telesp Celular, Global Telecom and Tele Centro Oeste, according to data regarding market share published by Anatel. Telesp Celular is the leading cellular operator in the state of São Paulo and in Brazil. Global Telecom is one of the cellular operators in the states of Paraná and Santa Catarina. Tele Centro Oeste Celular is the leading cellular operator in the states of Acre, Amazonas, Amapá, Distrito Federal, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, and Tocantins.

     Telesp Celular uses a frequency range known as A Band that covers 77% of the municipalities in the state of São Paulo and 98% of the population of the metropolitan area of São Paulo. At December 31, 2003, Telesp Celular had 7.5 million cellular lines in service, which represented a 23.7% increase from December 31, 2002, and a market share of approximately 63.4% in São Paulo.

     Global Telecom uses a frequency range known as B Band that covers 29% of the municipalities in the states of Paraná and Santa Catarina and 76% of the population of Paraná and Santa Catarina. At December 31, 2003, Global Telecom had 1.7 million cellular lines in service, which represented a 43.7% net increase from December 31, 2002, and a market share of approximately 45% in those states.

     Tele Centro Oeste Celular is the leading cellular operator, by number of customers, in its authorization area. TCO uses a frequency range known as A Band that covers 49% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins, and 89% of the population of those states. Tele Centro Oeste Celular also uses a frequency range known as B Band that covers 27% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, and 65% of the population of those states. At December 31, 2003, Tele Centro Oeste Celular had 4.1 million cellular lines in service, which represented a 34.1% net increase from December 31, 2002, and a market share of approximately 56% in those states.

Our Operations

     The following tables set forth information of Telesp Celular, Global Telecom and Tele Centro Oeste’s cellular telecommunication base, coverage and related matters at the dates and for the years indicated.

     Telesp Celular

	Year ended December 31,
	2003	2002	2001
Cellular lines in service at year-end (in thousands)	7,495	6,060	5,104
Contract customers	1,475	1,426	1,369
Prepaid customers	6,020	4,634	3,735
Digital	7,410	5,913	4,764
Analog	85	147	340
Growth in cellular lines in service during year	23.7%	18.7%	18.6%
Churn (1)	22%	17%	20%
Estimated population of concession areas (million) (2)	39.0	38.3	37.7
Estimated covered population (million) (3)	38.4	37.2	36.7
Percentage of population covered (4)	98%	97%	97%
Penetration at year-end (5)	30.3%	23.8%	21%
Percentage of municipalities covered	76.7%	75.6%	74.3%
Average monthly minutes of use per customer (6)	107	110	117
Market share (7)	63.4%	67.2%	65%

Global Telecom

	Year ended December 31,
	2003	2002	2001
Cellular lines in service at year-end (in thousands)	1,691	1,176	862
Contract customers	280	252	323
Prepaid customers	1,411	924	539
Growth in cellular lines in service during year	43.7%	36.5%	86%
Churn (1)	18%	20%	23%
Estimated population of concession areas (million) (2)	15.6	15.3	15.1
Estimated covered population (million) (3)	11.9	11.0	10.6
Percentage of population covered (4)	76%	74%	71%
Penetration at year-end (5)	24%	19%	17%
Percentage of municipalities covered	28.6%	28.0%	23.1%
Average monthly minutes of use per customer (6)	94	97	133
Market share (7)	45%	41%	35%

Tele Centro Oeste Celular

	Year ended December 31,
	2003	2002	2001
Cellular lines in service at year-end (in thousands)	4,112	3,067	2,412
Contract customers	950	860	695
Prepaid customers	3,162	2,207	1,717
Growth in cellular lines in service during year	34,1%	27,2%	42,2%
Churn (1)	23,8%	20,5%	23,4%
Estimated population of concession areas (million) (2)	31,8	31,2	30,7
Estimated covered population (million) (3)	24,2	23,0	21,6
Percentage of population covered (4)	76%	74%	70%
Penetration at year-end (5)	23,3%	16,3%	12,8%
Percentage of municipalities covered	49.2%	47.2%	43.4%
Average monthly minutes of use per customer (6)	103	110	119
Market share (7)	55,6%	60,3%	59,5%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística – IBGE and TARGET 2003 “Brasil em Foco”.

(3)	Number of people within our Region that can access our cellular telecommunication signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunication signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Information published by Anatel.

Our Services

     We provide cellular telecommunications services using both digital and analog technologies. Our network provides both CDMA digital service and AMPS, or analog services. At TCO we provide cellular telecommunications services in the frequency of 850 MHz using digital technology CDMA/TDMA and analog technology AMPS. All our services are provided in the frequency of 850 MHz.

     We provide voice service and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) cards designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources.

     In addition, we launched in 2003 MMS (Multimedia Message Service) and MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile. We also launched a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads, SMS, etc, for a friendlier access to our services.

     We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

     Telesp Celular provides mobile telecommunications services on the A Band frequency range in the State of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory, or our Region. This area includes more than 39.3 million people, representing 22.0% of Brazil’s population, and 63 municipalities with populations in excess of 100,000, including the City of São Paulo, Brazil’s largest city, with more than ten million people.

     Global Telecom provides mobile telecommunications services on a frequency range known as B Band in its authorization area, which encompasses the states of Paraná and Santa Catarina. This area is composed of 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory, with a population of approximately 15.6 million people, representing 8.8% of Brazil’s population, and 22 municipalities with populations in excess of 100,000 people.

     TCO provides mobile telecommunications services in Brazil’s Federal District and in 11 Brazilian states: Federal District, Acre, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul and Rondônia as a frequency range known as A Band and Pará, Amazonas, Amapá, Roraima, and Maranhão on a frequency range known as B Band. Both frequencies comprising altogether 5.8 million Km2 and 31.8 million people, representing 68.0% of Brasil ´s territory and 18.0% of Brazil’s population, and 34 municipalities with populations in excess of 100,000 people.

     The following tables set forth population, gross domestic product (GDP), and per capita income statistics for each state in our Regions at the dates and for the year indicated.

     Telesp Celular

	At December 31, 2003		Year ended December 31, 2003
	Population	% of Brazil’s	GDP (billions of	% of Brazil’s	Per capita income
Area	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
São Paulo state	39.0	22.0%	528.5	34.9%	13,551.14

     Global Telecom

	At December 31, 2003		Year ended December 31, 2003
	Population	% of Brazil’s	GDP (billions of	% of Brazil’s	Per capita income
Area	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
Paraná state	10.0	5.7%	93.2	6.2%	9,328.87
Santa Catarina state	5.6	3.2%	55.8	3.7%	10,017.12
Our Region	15.6	8.8%	149.0	9.9%	9,575.15

     TCO

		At December 31, 2003		Year ended December 31, 2003
Area		Population	% of Brazil’s	GDP (billions of	% of Brazil’s	Per capita income
Subsidiary	State	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
Telegoiás	Goiás	5.22	3.0%	28.6	1.9%	5,480.37
Telegoiás	Tocantins	1.22	0.7%	3.2	0.2%	2,623.82
Telemat	Mato Grosso	2.61	1.5%	17.3	1.1%	6,606.73
Telems	Mato Grosso do Sul	2.16	1.2%	16.5	1.1%	7,643.41
Teleron	Rondônia	1.44	0.8%	7.6	0.5%	5,284.42
Teleacre	Acre	0.60	0.3%	2.4	0.2%	3,924.67
NBT	Amapá	0.53	0.3%	2.6	0.2%	4,863.71
NBT	Amazonas	2.99	1.7%	25.1	1.7%	8,383.25
NBT	Maranhão	5.99	3.4%	12.5	0.8%	2,080.02
NBT	Pará	6.50	3.7%	25.8	1.7%	3,974.79
NBT	Roraima	0.36	0.2%	1.3	0.1%	3,560.78
Telebrasília	Federal District	2.16	1.2%	37.9	2.5%	17,556.08
Our Region		31.78	18.0%	180.8	12,0%	5,683.88

Source: IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

(1)	Estimates from Target 2003 – “Brazil em Foco.”

(2)	Our estimates are expressed in nominal reais.

(3)	Nominal Brazilian GDP was R$1,515 billion as of December 2003 calculated by IBGE.

     Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and on the economy of the Region in particular. See “Item 3D. Risk Factors.”

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions.

     A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. The company is strongly involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

     TCP currently has 94 shops and kiosks of its own, and an authorized third-party network, on an exclusive or nonexclusive basis, with 3,161 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 20,000 sites.

Customer Service

     As part of the strategy for standardizing service provided by TCP operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

     Satisfaction evaluation

     Customer satisfaction is evaluated by regular satisfaction surveys. More than 8,700 Vivo customers were interviewed all over the country in 2003 for aspects such as customer assistance, technical assistance, products and services. The overall satisfaction mark was 8.25 on a range from 1 to 10. Several actions have since been carried out in order to increase our customer satisfaction.

     Assistance to customer claims

     TCP is provided with a qualified staff to assist and provide explanations to customers in any and all requests or doubts concerning services provided. All customers are given a feedback to their requests.

     Vivo was ranked first in 2003 in a survey entitled “Companies that most respect consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer) issue.

Our Network

     Before November 1998, our network used only AMPS analog technology. After our privatization in 1998, we began to use CDMA digital and TDMA digital technologies. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve the quality of service and to meet customer demand.

     At December 31, 2003, Telesp Celular’s telecommunications network, which provides both CDMA digital and AMPS analog services, covered 76.7% of the municipalities in the state of São Paulo, or 98,44% of the population, in its Region. Telesp Celular’s network is connected primarily through a fiber-optic transmission system leased from Telecomunicações de São Paulo S.A. — Telesp, consisting of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda. and Ericsson Telecomunicações S.A. are Telesp Celular’s main suppliers.

     Global Telecom began its activities in December 1998 and only offers services through CDMA digital technology. At December 31, 2003, Global Telecom’s telecommunications network covered 28.6% of the municipalities, or 76% of the population, in its Region. Global Telecom’s network is primarily connected by a fiber-optic transmission system leased from fixed operating companies (Brasil Telecom and Embratel) and Copel—Companhia Paranaense de Energia S.A., consisting of cellular switches, base stations and other network elements, such as: voicemail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point and gateways, as of December 31, 2003. Motorola do Brasil Ltda. and Ericsson Telecomunicações S.A. are Global Telecom’s main suppliers.

     As of December 31, 2003, TCO covered 40% of the municipalities, or 76.3% of the population in its Region. The network provides CDMA Digital, TDMA digital and AMPS analog services and it is composed of cellular switches, base-stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point and gateways. Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.) and Ericsson Telecomunicações S.A. are TCO ´s are principal suppliers.

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located at São Paulo and Brasilia. The network management center of São Paulo monitors the critical network operational parameters of Telesp Celular and Global Telecom .Likewise the network management center of Brasília monitors TCO and NBT’s critical network operational parameters These centers are able to identify abnormalities in both our network and in third-parties networks, using the failure and signalling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with the maintenance and operation teams that maintain and operate the cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbone.

     Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     Under our authorizations, we are obligated to meet certain requirements for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already achieved all of our required network expansion obligations.

     Sources of Revenue

      We generate revenue from:

•	usage charges, which include measured service charges for calls and other similar charges;

•	network usage charges (or interconnection charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which are not charged to our prepaid customers;

•	the sale of cellular handsets and accessories; and

•	other charges, including charges for call forwarding, call waiting, short message service, call blocking and Data Services, such as wap, downloads and MMs services, which are charged only when the customer’s plan does not include these services.

     Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

     The tables below set forth the total net operating revenues in each of our operating subsidiaries for the last three years (or, in the case of TCO, its total net operating revenues from its consolidation with TCP to year-end 2003):

     Telesp Celular

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Usage charges	1,298.8	1,272.1	1,158.1
Sales of handsets and accessories	1,070.0	717.9	706.2
Monthly subscription charges	1,031.9	972.5	820.7
Interconnection	1,686.3	1,346.7	1,120.0
Other	205.8	43.0	36.2

Total gross operating revenue	5,292.8	4,352.2	3,841.2
Value-added and other indirect taxes	(858.3)	(763.5)	(655.9)
Sales and services discount and return of goods sold	(441.3)	(173.7)	(219.2)

Net operating revenues	3,993.2	3,415.0	2,966.1

     Global Telecom

Year ended
December 31,
2003
Usage charges	194.2
Sales of handsets and accessories	177.3
Monthly subscription charges	124.6
Interconnection	282.2
Other	32.5

Total gross operating revenue	810.8
Value-added and other indirect taxes	(132.7)
Sales and services discount and return of goods sold	(9.1)

Net operating revenues	669.0

     TCO

Eight month
period ended
December 31,
2003
(millions of reais)
Usage charges	778.8
Sales of handsets and accessories	315.8
Monthly subscription charges	103.2
Interconnection	536.1
Other	32.8

Total gross operating revenue	1,766.7
Value-added and other indirect taxes	(343.8)
Sales and services discount and return of Goods sold	(32.0)
Net operating revenue	1,390.9

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

     Interconnection Charges

     We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “Item 4—Information on the Company—Business Overview——Operating Agreements—Interconnection Agreements.” Tariff increases are subject to Anatel’s review and approval.

     Bill and Keep

     Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

     Roaming Fees

     We receive revenue pursuant to roaming agreements with other cellular service providers. When a customer of another cellular service provider makes a call within our area, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose Region the call originates. See “Item 4—Information on the Company—Business Overview——Operating Agreements—Roaming Agreements.”

Handset Sales

     We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPs) cellular handsets and PCMCIA cards through our own stores and dealers. Although we still have some customers using analog service (approximately 0.9% of our total customer base at December 31, 2003), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog customers to transfer to digital service. Our current suppliers for handsets are Motorola, LG, Samsung, Nokia and Toshiba.

Operating Agreements

     TCP has an agreement with Telesp and both TCO and Global Telecom have agreements with Brasil Telecom to lease physical space, real estate, air conditioning, energy, security and cleaning services. TCP leases from Telesp and both TCO and Global Telecom lease from Brasil Telecom transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See ”—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.”

     We believe that our subsidiaries have adequate interconnection agreements with all the fixed line operators they need to provide of their services. We also believe that our subsidiaries have all the necessary interconnection agreements with local distance carriers.

     Roaming Agreements

     We are a member of the Brazilian Roaming Committee, a group comprised of 21 companies providing cellular services in Brazil through either A and B bands. The Committee was created to standardize roaming services in Brazil and elsewhere. The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

     We offer automatic international roaming in the United States, Mexico, Canada, the Caribbean, Argentina, Uruguay and South Korea. Since 1999 we provide international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Taxes on Telecommunications Services and Handset Sales

     The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS. The principal tax is the Imposto sobre Circulação de Mercadorias e Serviços, or the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates from 7% to 27% on certain revenues from the sale of goods and services, including telecommunications services.

•	COFINS. The Contribuição Para Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross operating revenues. The current rate is 3%.

•	PIS. The Programa de Integração Social, or PIS, is another social contribution tax that is imposed on gross operating revenue at a rate of 0.65%. In October 2002, Law no. 10,637 was enacted, making such contribution noncumulative and increasing the rate to 1.65%, except in connection with telecommunication service, where the rate continues to be 0.65%

•	FUST. On August 17, 2000, the Brazilian federal government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a social contribution tax applicable to all telecommunications services. The current rate is 1%. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case these costs are not entirely recoverable through the provision of the telecommunications services.

•	FUNTTEL. On November 28, 2000, the Brazilian federal government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a social contribution tax applicable to all telecommunications services. The current rate is 0.5% The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL. On July 7, 1966, the Brazilian federal government created the Fundo de Fiscalização das Telecomunicações, or FISTEL, a tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry.

     The FISTEL tax is comprised of two different fees:

•	an installation and inspection fee that is assessed every time we activate a new cellular number; and

•	an operation and inspection fee, assessed annually on the basis of the total number of cellular numbers in use and the total number of radio base stations installed at the end of the fiscal year.

     The installation and inspection fee is assessed based on the net activation of cellular numbers, i.e., the number of new cellular activations subtracted from the number of cancelled subscriptions, as well as on the basis of the net additions of radio base stations.

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

     Telesp Celular, Global Telecom and TCO have established a uniform policy for dealing with delinquent customer accounts. Service may only be suspended after notice has been provided to the customer. In the cases of Telesp Celular and Global Telecom, if a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued. In the case of TCO, if a subscriber ´s payment is more than 15 days past due, service may be partially suspended and if it is more than 30 days past due, service may be totally suspended until payment is received. After 90 days delinquency, the subscriber ´s name is filed with credit protection agencies. If a subscriber ´s payment is more than 90 days past due, the subscriber ´s contract may be cancelled. After 90 days delinquency, the debts are referred to independent collection agencies.

     Telesp Celular, TCO and Global Telecom’s collection system has a mechanism for tracking customers who are delinquent in making payments, and their collections department has had a high rate of success in the collection of payments from customers. In addition, Telesp Celular employed six outside collection agencies to recover payments from accounts from customers that were over 95 days past due. After 90 days delinquency, the debts are referred to independent collection agencies.

     We make provisions for customer accounts when we determine that the likelihood of collection is no longer probable, and write off customer accounts that are over 180 days past due. We wrote off R$ 55.4 million in Telesp Celular, R$ 23.2 million in TCO and R$ 8.8 million in Global Telecom for accounts more than 180 days past due in 2003 related to telecommunication service charges.

     Telesp Celular’s provisions for doubtful accounts (Provision for doubtful accounts including handsets/Gross operating revenue) were 0.8%, 1.6% and 2.5% of gross operating revenue of service in 2003, 2002 and 2001, respectively. Global Telecom Holdings’s provisions for doubtful accounts (Allowance for doubtful accounts including handsets/Gross operating revenue) were 1.5%, 1.4% and 6.0% of gross operating revenue of service in 2003, 2002 and 2001, respectively. TCO’s provisions for doubtful accounts (Provision for doubtful accounts including handsets/Gross operating revenue) were 1.9% of gross operating revenue of service for the period of twelve months ended December 31, 2003. See “Item 5A. Operating Results–Results of Operations for 2003, 2002 and 2001 for TCP–Operating Expenses.”

     After each collection cycle, we and other telecommunications service providers settle the roaming and network usage fees outstanding balances. See ”—Sources of Revenue—Roaming Fees” and “—Sources of Revenue—Network Usage Charges.” For international calls made by our customers, we forward the gross amounts collected for such calls to the international long distance carrier and charge them a fee for the use of our cellular telecommunications network. Domestic long distance fees are reconciled and distributed to each Brazilian telecommunication operating company by a clearinghouse operated by Embratel – Empresa Brasileira de Telecomunicações S.A.

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

     The two most prevalent types of fraud are cloning fraud and subscription fraud. Cloning fraud consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We ultimately bear the costs of all fraudulent calls originating from our cell phone base. We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud. In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud. We do not consider cloning fraud a significant problem.

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

     We have implemented certain detection and prevention measures to reduce fraud-related losses, including the automatic review of call detail records in the state of São Paulo, Paraná and Santa Catarina to identify abnormal calling patterns. Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access.

     We have installed, and are a part of, a nationwide fraud detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor telecommunication usage by our customers even when they are located outside of our areas.

Competition

     We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derives from being owned by such a group. Fixed line operators generally charge much lower tariffs than cellular service providers.

     TC’s principal cellular competitors are: Claro (BCP Telecomunicações S.A.), which operates in the metropolitan area of the state of São Paulo, and Tess, which operates in the rest of São Paulo. The main fixed line operator in its area is Telecomunicações de São Paulo S.A. – Telesp, known as Telefónica.

     Global Telecom’s principal cellular competitor is: Tele Celular Sul Participações S.A, or TIM Sul. The main fixed line operator in its area is Brasil Telecom S.A.

     TCO’s principal cellular competitors are: Americel S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Amazônia Celular S.A., in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed line operators in its area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A. — Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão.

     We estimate that Telesp Celular’s, Global Telecom’s and TCO’s market share in their respective Regions as of December 31, 2003 were approximately 63%, 45% and 56%.

     We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our areas as a substitute for cellular telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. We do not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider). Finally, we also face intra-company competition, when we offer services that may be used by our customers in substitution for mobile calls, such as SMS and Personal Digital Assistance.

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

     An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

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

     Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

     Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

     On February 3, 2003, TCO chose to replace its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (sub-range of “B” frequencies) and II (sub-range of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or PGO). In addition, TCO has full control of TCO IP S.A., which holds a national authorization for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM).

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation will be regulated by Anatel. Thereafter, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations to be established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

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

     Telesp Celular’s, Global Telecom’s and TCO’s authorizations impose obligations to meet some quality of service standards such as: the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

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

     Rate Regulation

     Our authorizations continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in our Basic Plan, including monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

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

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers is still subject to a price cap stipulated by Anatel. This price cap is valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators. Anatel will regulate the conditions of the network usage fee negotiation. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company’s network. B Band service providers are subject to price caps established during the auction process for their licenses.

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

C. Organizational Structure

     As of December 31, 2002, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica Móviles, through Brasilcel N.V., with 93.7% of our voting stock, 49.8% of our preferred shares and 65.1% of our total capital stock. Portugal Telecom and Telefónica Móviles share their participation in Brasilcel in equal percentages.

     Our subsidiaries are: Telesp Celular, Global Telecom and TCO. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to its shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica Móviles, see “—Our History and Development.”

D. Property, Plant and Equipment

     Our principal physical property consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point, PDSN and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks.

     At December 31, 2003, Telesp Celular had 47 cellular switches and other equipment installed in nine owned spaces and 29 leased spaces. Telesp Celular leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 2.921 base stations were installed in 2.330 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is five years

(subject to renewal for over five years). In addition, Telesp Celular leases administrative facilities (approximately 41,063 square meters), warehouse space (approximately 4,483 square meters) and 66 retail stores (1 of which is under construction) throughout its Region.

     At December 31, 2003, Global Telecom had eight cellular switches and other equipment installed in five owned spaces. Global Telecom leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 720 base stations and other network equipment were installed in 789 cell sites, and the average term of these leases is five years (subject to renewal for over five years). In addition, Global Telecom has one administrative building (approximately 5,272 square meters) in which it has one store, and leases administrative facilities (approximately 6,420 square meters), one kiosk and 25 retail stores (one of which is under construction) throughout its Region.

     At December 31, 2003, TCO had 26 cellular switches and other equipment installed in 25 owned spaces and one shared space. TCO leases almost all of the sites in which its cellular telecommunications network equipment is installed. Its 1,099 base stations and other network equipments were installed in 1,024 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is five years (subject to renewal for over five years). In addition, TCO owns administrative buildings (approximately 33,929 square meters), warehouse space (approximately 2,666 square meters) and four stores, and also leases administrative facilities (approximately 6,828 square meters), warehouse space (approximately 7,128 square meters), eight kiosks and 52 retail stores throughout its region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law Method are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law Method and U.S. GAAP is included in Note 37 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

a. Goodwill Impairment

     In connection with SFAS No. 142’s transitional goodwill impairment evaluation, we are required to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired. Under Brazilian Corporate Law Method, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows.

     A determination of the fair value and the undiscounted future operating cash flows of our cellular business require management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates the expected future net cash flow may have lead us to recognize impairment charges on goodwill, which would have decreased our results of operations and shareholders’ equity. In viewing all of our assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit including the assumptions and estimates that we considered appropriate, we were not required to recognize any impairment loss under either, U.S. GAAP or Brazilian Corporate Law Method as of December 31, 2003.

b. Revenue recognition

     Under Brazilian Corporate Law Method and U.S. GAAP, revenues from customer calls are based on time used, according to Brazilian Corporate Law Method, and recognized when services are provided. Considering their high turnover and average short life, under Brazilian Corporate Law Method revenues from pre-paid phone cards for public telephones are recognized when the cards are sold. Under U.S. GAAP, revenues from sales of such pre-paid phone cards are recognized when the cards are used. Under Brazilian Corporate Law Method, revenues from sales of such pre-paid phone cards are recognized when the cards are used since January 1, 2003.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for U.S. GAAP or for Brazilian Corporate Law Method.

c. Depreciation and Amortization

     Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2003. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$55.6 million in the year of the change.

d. Valuation of property, plant and equipment

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian Corporate Law Method, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example, if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

e. Provisions for contingencies

     We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

f. Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

g. Financial instruments

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

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Net losses for 2003, 2002 and 2001 were R$98,8 million, R$1,495.7 million and R$1,204.1 million under U.S. GAAP, compared to net losses of R$640.2 million , R$1,140.7 million and R$1,113.6 million respectively under the Brazilian Corporate Law Method. Shareholders’ equity at December 31, 2003, 2002 and 2001 was R$3,232.0 million, R$3,307.3 million and R$2,430.9 million respectively under U.S. GAAP, compared to R$3,393.2 million, R$4,010.0 million and R$2,742.6 million respectively under the Brazilian corporate law method.

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

New Accounting Pronouncements

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact on the Company’s financial statements.

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact on the Company’s financial statements.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

A. Operating Results

     In February 2001 and December 2002 we completed a series of transactions to acquire 100% of the ownership interests in Global Telecom Holdings, which owned 100% of the ownership interests in Global Telecom. See “Item 4A. Our History and Development—Global Telecom.” Until December 27, 2002, we accounted for Global Telecom by the equity method, and we included our initial 83.0% equity in its net results on our income statement as equity in losses of unconsolidated subsidiaries. Beginning December 27, 2002, we have consolidated 100% of the results of Global Telecom.

     We acquired 64.03% of the outstanding voting capital stock of TCO on April 25, 2003. We acquired additional shares of voting capital stock of TCO in a public tender offer, bringing the percentage of TCO’s outstanding voting capital stock we own to 90.73%. Since May 1, 2003, TCP has consolidated TCO’s results due to acquisition of its control.

     Therefore, all TCP figures for the fiscal year ended December 31, 2003 were affected by the consolidation of the operating results of Global Telecom as from January 1, 2003 and the consolidation of the operating results of TCO as from May 01, 2003.

     In 2002 and 2001, our results of operations were significantly impacted by our investment in Global Telecom Holdings. We recorded our equity in the losses of Global Telecom of R$890.7 million and R$653.6 million, respectively. In addition, we recognized additional losses on our investment in Global Telecom Holdings of R$170.9 million and R$278.8 million for the same periods.

     Our investment in Global Telecom is expected to continue to have a material effect on our financial condition and results because of the indebtedness we incurred to make the investment. In addition, Global Telecom (which began operations in December 1998) has reported net losses for the last years, but we expect it will become profitable by the end of 2005.

Results of Operations for 2003, 2002 and 2001 for TCP

     The following table sets forth certain components of our loss for the years ended December 31, 2003, 2002 and 2001, as well as the percentage change of each year from the prior year.

     Statement of Income

	Year ended December 31,			Percentage Change
	2003	2002	2001	2003-2002	2002-2001
	(in millions of reais)
Net operating revenue	6,046.3	3,415.0	2,966.1	77.1	15.1
Cost of services and goods	(3,020.5)	(1,739.4)	(1,724.2)	73.7	0.9
Gross profit	3,025.8	1,675.6	1,241.9	80.6	34.9
Operating expenses:
Selling	(1,264.9)	(526.9)	(537.3)	140.1	(1.9)
General and administrative	(561.3)	(343.2)	(317.5)	63.5	8.1
Other operating expense, net	(145.0)	(39.8)	(41.1)	264.3	(3.2)
Total	(1,971.2)	(909.9)	(895.9)	116.6	1.6
Operating income (loss) before interest	1,054.6	765.7	346.0	37.7	121.3
Equity loss from subsidiaries	—	(890.7)	(653.6)	—	36.3
Financial expense, net	(1,133.5)	(808.4)	(541.5)	40.2	49.3
Operating income (loss)	(78.9)	(933.4)	(849.1)	(91.5)	9.9
Net non-operating income (expense)	(25.7)	10.0	(0.4)	(357.0)	—
Extraordinary item, net of taxes	—	(170.8)	(278.8)	—	(38.7)
Income (loss) before minority interests and taxes	(104.6)	(1,094.2)	(1,128.3)	(90.4)	(3.0)
Income and social contribution taxes benefit (expense)	(277.9)	(46.5)	14.7	497.6	(416.3)
Minority interests	(257.7)	—	—	—	—
Net income	(640.2)	(1,140.7)	(1,113.6)	(43.9)	2.4

Operating Revenues

     Our operating revenues consist of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar service;

•	revenues from the sale of cellular handsets and accessories;

•	monthly subscription charges paid by our contract customers;

•	interconnection charges, which are amounts we charge other cellular, fixed-line or long distance service providers for calls completed by our network; and

•	other charges, including charges for the transfer of cellular lines, call forwarding, call waiting, additional voicemail services and call blocking, SMS and WAP services.

     The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services) by our strategic focus on profitability and selective customer growth, and by the change in the recognition of revenues related to these services. These revenues used to be recognized at the time of the sale of the prepaid minutes, but, since January 1, 2003, these revenues have been deferred and amortized as the prepaid minutes are used. This change had a negative impact on the operating revenues of 2003 of approximately R$ 94 million. Telesp Celular’s net additions increased the number of contract customers by 3.4% to 1.475 million in 2003, and by 4.2% to 1.426 million in 2002, from 1.369 million in 2001. Net additions increased the number of prepaid customers by 29.9% to 6.020 million, and by 24.1% to 4.634 million in 2002, from 3.735 million in 2001. Interconnection charges increased by 23.0% since February 2003 and 11.1% in February 2002 for the region that excludes Global Telecom’s operating area, while in Global Telecom’s operating region interconnection charges increased by 22.0% since February 2003 and 14.5% in February 2002. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year.

     As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international cellular calls. As a result, TCP no longer receives revenues from VC2 or VC3 calls or international calls.

     Additionally, in accordance with Anatel regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the local traffic between the two providers, the SMP provider who originates the higher traffic must pay the other provider the local usage tariff for the portion of the traffic that exceeds 55%.

     The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

     The following table sets forth the components of our net operating revenues for each of the years ended December 31, 2003, 2002 and 2001, as well as the percentage change of each year from the prior year.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(R$ million)			(in percentages)
Usage charges	2,271.6	1,272.1	1,158.1	78.6	9.8
Sales of handsets and accessories	1,563.2	717.9	706.2	117.7	1.7
Monthly subscription charges	1,259.7	972.5	820.7	29.5	18.5
Interconnection charges	2,497.8	1,346.7	1,120.0	85.5	20.2
Other	271.1	43.0	36.2	530.5	18.8

Total gross operating revenue	7,863.4	4,352.2	3,841.2	80.7	13.3
Value-added and other indirect taxes	(1,334.8)	(763.5)	(655.9)	74.8	16.4
Sales and services discount and return of goods sold	(482.3)	(173.7)	(219.2)	177.7	(20.8)

Net operating revenues	6,046.3	3,415.0	2,966.1	77.1	15.1

     Net operating revenues increased by 77.1% to R$6,046.3 million in 2003 from R$3,415.0 million in 2002, which in turn represented a 15.1% increase from R$2,966.1 million in 2001. The growth in 2003 reflects the consolidation of R$669.0 million of net operating revenues attributable to Global Telecom and the consolidation of R$1,390.9 million of net operating revenues attributable to TCO for the months of May through December 2003. TCP’s (excluding GT and TCO) net operating revenue increased 16.9% to R$3,993.2 million in 2003, from R$3,415.0 million in 2002, primarily due to an increase in revenues from sales of handsets and accessories, interconnection revenues and monthly subscription revenues. The increase of net operating revenues of TCP in 2002 was mainly due to the reversal of the trend towards decreasing contract customers and due to the increase of the average revenue per customer.

     Usage charges. Revenues from usage charges increased by 78.6% to R$2,271.6 million in 2003, from R$1,272.1 million in 2002, which in turn represented a 9.8% increase from R$1,158.1 million in 2001. The increase in 2003 was primarily due to the consolidation of R$194.2 million in revenues from usage charges attributable to Global Telecom and the consolidation of R$778.8 million in revenues from usage charges attributable to TCO for the months of May through December 2003. TCP’s (excluding GT and TCO) revenues increased 2.1% to R$1,298.8 million in 2003, from R$1,272.1 million in 2002. This increase was due to the increase of outgoing traffic caused by a 23.7% increase in Telesp Celular’s customer base to 7,495 thousand lines in service in 2003, from 6,060 thousand lines in service in 2002. Beginning July 2003, this increase was offset by the impact of the new rules relating to the long distance Carrier Selection Code described above, as well as by a change in accounting practices related to prepaid services. Before January 1, 2003, revenues from prepaid services were recognized on a cash basis, and the related costs were estimated and accrued based on past gross margins. As of January 1, 2003, Telesp Celular began to defer revenues from prepaid services and amortize that revenue based on subscriber airtime usage. This change in accounting practices had a negative impact of R$94.0 million in 2003. Management believes this new accounting practice better reflects Telesp Celular’s operating performance and industry practices. In 2002, the increase was principally attributable to the growth in the customer base.

     Sales of handsets and accessories. Revenues from sales of handsets and accessories increased by 117.7% to R$1,563.2 million in 2003 from R$717.9 million in 2002, which in turn represented a 1.7% increase from R$706.2 million in 2001. The increase in 2003 was primarily due to a consolidation of R$177,3 million and R$315.8 million in revenues from sales of handsets and accessories attributable to GT and TCO respectively. TCP’s (excluding GT and TCO) revenues from sales of handsets and accessories increased 49.0% to R$1,070.0 million in 2003 from R$717.9 million in 2002. The increase in 2003 was mainly due to the sale of more sophisticated and expensive models and an increase in the number of handsets sold. The increase of TCP’s revenues from sales of handsets and accessories in 2002 was a result of an increase in the number of handsets and accessories sold and an increase in prices.

     Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) for TCP (excluding GT and TCO) of R$92.7 million, R$ 78.5 million and R$ 113.1 million in 2003, 2002 and 2001 respectively.

     Monthly subscription charges. Revenues from monthly subscription charges increased by 29.5% to R$1,259.7 million in 2003, from R$972.5 million in 2002, which in turn represented a 18.5% increase R$820.7 million in 2001. The consolidation of revenues from monthly subscription charges attributable to Global Telecom had a positive impact of R$124.6 million and the consolidation of revenues from monthly subscription charges attributable to TCO for the months of May through December 2003 had a positive impact of R$103.2 million. TCP’s (excluding GT and TCO) revenues from monthly subscription charges increased 6.1% to R$1,031.9 million in 2003, from R$972.5 million in 2002. The increase in 2003 was mainly due to tariffs hikes and increase in our contract customer base by 3.4% to 1.475 million in 2003, from 1.436 million in 2002. The increase in 2002 was due to the introduction of new monthly plans, which, together with the loyalty plans, attracted new contract customers, increasing our contract customer base by 4.2% to 1.426 million.

     Interconnection charges. Revenues from interconnection charges increased by 85.5% to R$2,497.8 million in 2003, from R$1,346.7 million in 2002, which in turn represented a 20.2% increase from R$1,120.0 million in 2001. In 2003, the consolidation of revenues from interconnection fees of Global Telecom had a positive impact of R$282.2 million, and the consolidation of revenues from interconnection fees of TCO for the months of May through December 2003 had a positive impact of R$536.1 million. TCP’s (excluding GT and TCO) revenues from interconnection fees increased 25.2% to R$1,686.3 million, from R$1,346.7 million in 2002, principally due to an increase in tariffs in February 2003 and an increase in incoming traffic. This increase was partially offset by discounts in contracts with Telecomunicações de São Paulo S.A. — Telesp on certain tariffs for local calls during off-peak hours under an agreement with Anatel signed in February 2003. This increase was also due to the higher volume of incoming calls from outside our network due to the increase in our custumer base. The increase in 2002 was due to the higher volume of incoming calls from outside our network due to the increase in our customer base as well as due to a rate increase in interconnection charges.

     Other. Revenues from other services increased 530.5% to R$271.1 million in 2003, from R$43.0 million in 2002, which in turn represented an 18.8% increase from R$36.2 million in 2001. The increase in 2003 was principally due to the increase of TCP’s (excluding GT and TCO)other revenues to R$205.8 million in 2003, from R$43.0 million in 2002, resulting principally from an increase in use of data services, including short message services, or SMS, and an increase in use of other value-added services. In addition, as a result in the change in accounting practices described under “— Usage Charges” above, Telesp Celular began as of January 1, 2003 to record prepaid minutes that expired as other revenues. The consolidation of revenues from other services of Global Telecom also had a positive impact of R$32.5 million, and the consolidation of revenues from other services of TCO for the months of May through December 2003 had a positive impact of R$32.8 million.

     Value-added and other indirect taxes. Value-added and other indirect taxes increased 74.8% to R$1,334.8 million in 2003, from R$763.5 million in 2002, which in turn represented a 16.4% increase from R$655.9 million in 2001. The increase in 2003 was principally due to the increase of TCP’s (excluding GT and TCO) value-added to R$858.3 million in 2003, from R$763.5 million in 2002, Value-added taxes and other indirect taxes on operating revenues were 16.2.0% of our gross operating revenues in 2003, 17.5% in 2002 and 17.1% in 2001. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues, since the interconnection charges are not subject to ICMS.

     Sales and services discount and return of goods sold. Deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns increased by 177.7% in 2003 to R$482.3 million, from R$173.7 million in 2002, which in turn represented a 20.8% decrease from R$219.2 million in 2001. The increase in 2003 was principally due to a 162.0% increase in TCP’s (excluding GT and TCO) deductions from operating revenues to R$441.3 million in 2003, from R$173.7 million in 2002, resulting from an increase in the discounts granted on the sales of handsets and accessories and the change in accounting practices described under “—Usage Charges” above. This change in accounting practices had a negative impact of R$130.4 million in 2003. In connection with this change in accounting practices, Telesp Celular began to record prepaid service revenues on a gross basis and to recognize free minutes offered to prepaid customers as service discounts. Before the change in accounting practices, Telesp Celular had recognized prepaid services net of service discounts offered to customers. The consolidation of deductions from operating revenues were in the amount of R$9.1 million for Global Telecom and in the amount of R$32 million for TCO in 2003.

     Cost of Services and Goods

     The following table sets forth the components of our costs of services and goods sold for 2003, 2002 and 2001, as well as the percentage change of each year from the prior year.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(R$ million)			(in percentages)
Depreciation and amortization	870.2	564.1	519.8	54.3	8.5
Materials and services	586.9	422.9	457.0	38.8	(7.5)
Personnel	48.6	27.2	25.4	78.7	7.1
Rental, insurance and condominium fees	90.2	80.2	70.1	12.5	14.4
Cost of goods sold	1,222.3	548.9	580.6	122.7	(5.5)
Fistel and other taxes	202.3	96.1	71.3	110.5	34.8

Cost of services and goods	3,020.5	1,739.4	1,724.2	73.7	0.9

     Cost of services and goods increased by 73.7% in 2003 to R$3,020.5 million, from R$1,739.4 million in 2002, which in turn represented a 0.9% increase from R$1,724.2 million in 2001. The increase in 2003 was principally due to the consolidation of costs of R$478.9 million attributable to Global Telecom and the consolidation of costs of R$644.7 million attributable to TCO for the months from May through December 2003. TCP’s (excluding GT and TCO) cost of services and goods increased 9.4% to R$1,903.6 million in 2003, from R$1,739.4 million in 2002, mainly due to an increase in the cost of goods sold as a result of the sale of more sophisticated and expensive models, an increase in the number of handsets sold and an increase in depreciation and amortization, partially offset by a decrease in costs of material and services. The increase in 2002 was mainly due to an increase in depreciation and amortization and in Fistel and other taxes, which was partially offset by a decrease in material and services and in the cost of goods sold. Gross margin, which is defined as gross profit as a percentage of net revenues, remained practically flat at 50.0% in 2003 when compared with 49.1% in 2002, from 41.9% in 2001.

     Depreciation and amortization. Depreciation and amortization expenses increased 54.3% to R$870.2 million in 2003, from R$564.1 million in 2002, which in turn represented an increase of 8.5% from R$519.8 million in 2001. In 2003, the consolidation of depreciation and amortization expenses of Global Telecom had a negative impact of R$160.8 million, and the consolidation of depreciation and amortization expenses of TCO for the months of May through December 2003 had a negative impact of R$109.6 million. TCP’s (excluding GT and TCO) depreciation and amortization expenses decreased by 6.3% to R$599.8 million in 2003, from R$564.1 million in 2002, principally due to the expiration of most of the equipment depreciation period, particularly the analog network. In 2002, an increase of 8.5% resulted from the growth of our network.

     Material and services. Cost of material and services increased 38.8% to R$586.9 million in 2003, from R$422.9 million in 2002, which in turn represented a decrease of 7.5% from R$457.0 million in 2001. In 2003, the consolidation of costs of material and services of Global Telecom had a negative impact of R$84.1 million, and the consolidation of costs of material and services of TCO for the months of May through December 2003 had a negative impact of R$139.9 million. TCP’s (excluding GT and TCO) cost of materials and services decreased 12.6% to R$369.7 million in 2003, from R$422.9 million in 2002, principally because (1) Telesp Celular’s network usage charges decreased 20.5% to R$184.0 million in 2003 from R$231.5 million in 2002, mainly due to a decrease in the usage of other networks by Telesp Celular subscribers despite an overall increase in traffic on Telesp Celular’s network and (2) Telesp Celular’s leased line charges decreased 15% to R$61.8 million in 2003 from R$72.4 million in 2002, mainly due to favorable renegotiations of existing contracts. This decrease in the cost of materials and services was partially offset by an increase in the cost of maintaining Telesp Celular’s network. The decrease in 2002 was mainly due to the decrease in the amounts of leased lines to R$72.4 million in 2002 from R$113.0 million in 2001, which was partially offset by the increase in the costs of interconnection fees to R$231.5 million in 2002 to R$ 211.0 million in 2001, and by the decrease in maintenaince, repair and others costs.

     Personnel. Personnel expenses increased 78.7% to R$48.6 million in 2003, from R$27.2 million in 2002, which in turn represented an increase of 7.1% from R$25.4 million in 2001. In 2003, the consolidation of personnel expenses of Global Telecom had a negative impact of R$4.9 million, and the consolidation of personnel expenses of TCO for the months of May through December 2003 had a negative impact of R$13.2 million. TCP’s (excluding GT and TCO) personnel expenses increased 12.1% to R$30.5 million in 2003, from R$27.2 million in 2002, principally due to a 7.5% average increase in personnel salaries, in line with the inflation rate. The increase in 2002 was mainly due to an increase in personnel salaries pursuant to a collective-bargaining agreement.

     Rental, insurance and condominium fees. Rental, insurance and condominium fees increased 12.5% to R$90.2 million in 2003, from R$80.2 million in 2002, which in turn represented an increase of 14.4% from R$70.1 million in 2001. In 2003, the consolidation of rental and insurance of Global Telecom had a negative impact of R$9.0 million, and the consolidation of rental and insurance of TCO for the months of May through December 2003 had a negative impact of R$10.2 million. TCP’s (excluding GT and TCO) rental, insurance and condominium fees decreased 11.5% to R$71.0 million in 2003, from R$80.2 million in 2002, principally due to favorable renegotiations of existing contracts. The increase in 2002 was mainly due to the instalation of new transmission and switching equipments.

     Cost of goods sold. Cost of goods sold increased 122.7% to R$1,222.3 million in 2003, from R$548.9 million in 2002, which in turn represented a decrease of 5.5% from R$580.6 million in 2001. In 2003, the consolidation of cost of goods sold of Global Telecom had a negative impact of R$194.6 million, and the consolidation of cost of goods sold of TCO for the months of May through December 2003 had a negative impact of R$305.3 million. TCP’s (excluding GT and TCO) cost of goods sold increased 31.6% to R$722.4 million in 2003, from R$548.9 million in 2002, principally due to the sale of more sophisticated and expensive handset models and an increase in the number of handsets sold. The decrease in 2002 was mainly a result of bargainings with our handsets suppliers.

     Fistel and other taxes. TCP recorded Fistel and other taxes of R$202.3 million in 2003, compared to R$96.1 million in 2002, which in turn represented a 34.8% increase from R$71.3 million in 2001. In 2003, the increase was primarily attributable to the consolidation of Fistel and other taxes of Global Telecom in the amount of R$25.6 million and of TCO for the months of May through December 2003 in the amount of R$66.5 million. The increases in 2003 in TCP (excluding TCO and GT) and in 2002 were mainly due to an expansion of our equipments and an increase in the number of handsets sold.

     Operating Expenses

     The following table sets forth the components of our operating expenses for each of the years ended December 31, 2003, 2002 and 2001, as well as the percentage change of each year from the prior year.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(R$ million)			(in percentages)
Selling expenses	1,264.9	526.9	537.3	140.1	(1.9)
General and administrative expenses	561.3	343.2	317.5	63.5	8.1
Other net operating expense	145.0	39.8	41.1	264.3	(3.2)

Total	1,971.2	909.9	895.9	116.6	1.6

     TCP’s operating expenses increased 116.6% to R$1,971.2 million in 2003, from R$909.9 million in 2002, which in turn represented an increase of 1.6% from R$895.9 in 2001. The increase in 2003 resulted from the consolidation of operating expenses of Global Telecom and TCO at the amounts of R$297.3 million and R$363.4 million, respectively, as well as a R$400.6 million increase in TCP’s (excluding GT and TCO) operating expenses, which in turn represents a 44% increase in such TCP’s (excluding GT and TCO) expenses.

     Selling expenses. Selling expenses increased 140.1% to R$1,264.9 million in 2003, from R$526.9 million in 2002, which in turn represented a 1.9% decrease from R$537.3 million in 2001. In 2003, the consolidation of selling expenses of Global Telecom had a negative impact of R$178.9 million, and the consolidation of selling expenses of TCO for the months of May through December 2003 had a negative impact of R$219.0 million. TCP’s (excluding GT and TCO) selling expenses increased 64.5% to R$867.0 million in 2003, from R$526.9 million in 2002, principally due to expenses related to the launch of the Vivo brand, an increase in dealers’ commissions, an exclusivity fee that Telesp Celular negotiated with its dealers, an increase in the expenses related to Telesp Celular’s call center and an increase in the depreciation expenses. There was a 91.7% growth in marketing expenses to R$ 144.9 million in 2003 from R$75.6 million in 2002, due to the launch of the trademark VIVO in 2Q03. The increase in depreciation was principally due to a decrease as of January 1, 2003 in the estimated useful life of handsets loaned to customers from 36 months to 18 months to match the terms of the related subscription contracts, resulting in an increase in depreciation expenses of R$34.9 million in 2003. The 1.9% decrease in 2002 when compared to 2001 was mainly due to the 27.3% decrease in the allowance for doubtful accounts to R$68.3 million in 2002 from R$94.0 million in 2001, resulting from the adoption of more effective credit standards and the continued growth in our prepaid customer base. This decrease was offset in large part by a substantial increase in depreciation and amortization expense, from R$21.8 million in 2001 to R$55.9 million in 2002, due to (i) the amortization of the premiums we pay to our dealers in order to guarantee the exclusivity of our products and services, and (ii) the larger number of loaned handsets resulting from our emphasis on corporate customers.

     Provisions for doubtful accounts increased 25.1% to R$85.5 million in 2003, from R$68.3 million in 2002, which in turn represented a decrease of 27.3% from R$ 94.0 million in 2001. The increase in 2003 was principally due to the consolidation of provisions for doubtful accounts of Global Telecom in the amount of R$12.1 million and the consolidation of provisions for doubtful accounts of TCO for the months of May through December 2003 in the amount of R$33.3 million. TCP’s provisions for doubtful accounts, excluding GT and TCO, decreased 41.3% to R$40.1 million in 2003, from R$68.3 million in 2002. These provisions were 1.1% of gross revenues in 2003, compared to 1.6% of gross revenues in 2002 and 2.4% in 2001. The decrease in the ratio of provisions for doubtful accounts to gross revenues was principally due to the adoption of more effective methods of evaluating customer credit and the growth of TCP’s prepaid customer base.

     General and administrative expenses. General and administrative expenses increased by 63.5% in 2003 to R$561.3 million from R$343.2 million in 2002, which in turn represented an increase of 8.1% in 2002 from R$317.5 million in 2001. In 2003, the consolidation of general and administrative expenses of Global Telecom had a negative impact of R$74.5 million, and the consolidation of general and administrative expenses of TCO for the months of May through December 2003 had a negative impact of R$131.7 million. TCP’s general and administrative expenses, excluding GT and TCO, increased 3.5% to R$355.1 million in 2003, from R$343.2 million in 2002, principally due to an increase in outsourced services. The R$25.7 million increase in 2002 was due principally to higher personnel costs and higher depreciation and amortization costs.

     Other net operating expenses. The net amount of other operating expenses increased by 264.3% to R$145.0 million in 2003, from R$39.8 million in 2002, which in turn represented a decrease of 3.2% from R$41.1 million in 2001. In 2003, the increase resulted mainly from the consolidation of other net operating expense of Global Telecom of R$43.9 million, and of TCO’s in the amount of R$12.6 million for the months of May through December 2003. TCP (excluding GT and TCO) recorded other net operating expense of R$88.5 million in 2003, compared to other net operating expense of R$39.8 million in 2002. This increase was principally due to the amortization of TCO goodwill at the amount of R$96.1 million, which was partially offset by the reversal of a R$ 68.5 million provision relating to litigation over the assessment of ICMS tax on activation fees. Telesp Celular had established the provision in connection with litigation in the Treasury Court of the State of São Paulo seeking a decision that the ICMS tax does not apply to cellular activation fees. Telesp Celular reversed the provision on March 31, 2003 when the Higher Justice Court (Superior Tribunal de Justiça) determined in an action filed by Telamazon Celular, another wireless operating company, that the ICMS tax could not be assessed on activation fees. The changes in all items of other net operating expenses from 2001 to 2002 were not relevant.

     Net Financial Expense

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			% Change
	2003	2002	2001	2003-2002	2002-2001
	(R$ million)			(in percentages)
Financial income	244.8	69.8	71.0	250.7	(1.7)
Exchange gains and losses	368.4	(1,475.5)	(165.5)	—	791.5
Gains on foreign currency derivative contracts	(873.2)	945.1	(178.3)	—	—
Financial expenses	(873.5)	(347.8)	(268.7)	151.2	29.4

	(1.133.5)	(808.4)	(541.5)	40.2	49.3

     Net financial expense increased 40.2% to R$1,133.5 million in 2003, from R$808.4 million in 2002, which in turn represented an increase of 49.3% from R$541.5 million in 2001. The increase in 2003 reflected (1) an increase in the consolidated debt of TCP to R$6,279.2 million at December 31, 2003 compared to R$4,460.8 million at December 31, 2002, which generated a R$325.1 million increase in net financial expenses; and (2) the consolidation of R$328.1 million in financial expense of Global Telecom and R$67.9 million in financial income of TCO for the months of May through December 2003.

     The increase in 2002 was mainly due to a R$267.0 million provision for foreign exchange losses on those derivatives contracts that bear carrying costs indexed to the U.S. dollar. Some of our hedging contracts carry premium payments linked to the CDI that applies to the notional value in U.S. dollars. In previous years, increases in interest rates have been compensated by decreases in the exchange rate (or vice versa), in such a way that these contracts behaved and were accounted for essentially like a regular fixed U.S. dollar-floating real swap. With both the rising interest rates and the depreciation of the real in 2002, we decided to create this provision. Also, we had no capitalization of interests in 2002, compared to R$55.7 million of interest expenses that were capitalized in 2001.

     Our foreign currency-denominated debt produced a gain of R$368.4 million in 2003, a loss of R$ 1,475.5 million in 2002 and a loss of R$165.5 million in 2001). In all cases, this was offset by our derivatives, which produced a loss of R$873.2 million in 2003, a gain of R$945.1 million in 2002 and a loss of R$178.3 million in 2001.

     Net non-operating income (expense)

     The net non-operating income (expense) decreased by 357.0% to an expense of R$25.7 million in 2003, from an income of R$10.0 million in 2002, which in turn represented an increase of R$10.4 million from an expense of R$0.4 million in 2001. The net non-operating expense refers mainly to sale of assets.

     Extraordinary Items

     As a result of the significant operating losses incurred by Global Telecom during 2002 and 2001, we elected to record provisions for losses on our investment amounting to R$170.8 million for 2002 and R$278.8 million for 2001. This provision was recorded as an extraordinary item in the statement of income, accounted as net non-operating expense.

     Income and Social Contribution Taxes

     We incurred income and social contribution taxes at the amount of R$277.9 million in 2003, a 497.6% increase from R$46.5 million in 2002, which in turn represented a 416.3% decrease from an income tax expense at the amount of R$14.7 million in 2001. Despite our net losses, we recorded income taxes in 2003 and 2002, because of the operating results of Telesp Celular and TCO. According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities. See Note 11 to our consolidated financial statements.

     Minority Interests

     Represent the participation of minority shareholders on the net income of TCO, from May through December, 2003.

Results of Operations for 2001 and 2002 for Global Telecom Holdings

     As discussed in “Item 3. Key Information,” on February 6, 2001 we acquired 49% of the voting shares and 100% of the non-voting shares of Global Telecom Holdings, which collectively held 95% of the voting shares and 100% of non-voting shares of Global Telecom. Global Telecom Holding’s financial results of operation were incorporated into our Brazilian corporate law method financial results on the basis of equity method of accounting until December 27, 2002, when we purchased the remaining 51% of the outstanding common stock of Global Telecom Holdings and began to consolidate it.

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

     The table below presents the combined statements of operations of Global Telecom Holdings for the periods indicated:

	As of December 31,
	2002(2)	2001(1)
	(R$ million)
Net revenues	512.2	390.8
Cost of services and merchandise	(423.8)	(407.9)
Selling expense	(124.4)	(139.7)
General and administrative expense	(45.7)	(46.8)
Net interest expense	(663.1)	(536.5)
Operating loss	(770.9)	(791.9)
Net loss	(771.3)	(786.8)

(1)	Period from February 6, 2001 to December 31, 2001.

(2)	Period from January 1, 2002 to December 27, 2002.

     Global Telecom Holdings’s financial results of operations are incorporated into our Brazilian corporate law method financial results on the basis of the equity method of accounting. See “—Equity Losses in Subsidiaries” and “—U.S. GAAP Reconciliation” above.

     On December 31, 2002, our results include our equity participation of R$771.3 million in Global Telecom Holdings.

     Global Telecom’s net operating revenues increased 31.1% to R$512.2 million in 2002 from R$390.8 million in 2001, primarily as a result of an increase in the number of customers.

     Global Telecom’s new initiatives included: (i) acquisition of a new prepaid platform; (ii) expansion of the coverage of its network service; and (iii) increase of owned stores and qualification of reliable points of sale. These initiatives were undertaken in order to accommodate a significant growth in subscribers, from 862 thousand to 1.177 million lines in service between December 31, 2002 and December 31, 2001, as well as an expansion of the coverage area from 71% to 74% over the same period. Investments in network infrastructure also benefit us in two ways: (i) they enable us to use Global Telecom’s existing network more efficiently and (ii) they enable Global Telecom to offer mobile data services to its subscribers (especially business subscribers who generate higher average revenue per customer as a result of more stable postpaid service arrangements), an important component of future revenue growth.

     Global Telecom’s expenses, other than net interest expenses, increased at a lower rate than its net operating revenues. The costs of services and merchandise increased 3.9% to R$423.8 million in 2002 from R$407.9 million. Selling expenses decreased 11% to R$124.4 million in 2002 from R$139.7 million in 2001. General and administrative expenses decreased 2.4% to R$45.7 million in 2002 from R$46.8 million in 2001. Net operating losses before interest decreased 57.8% to a loss of R$107.8 million in 2002 from a loss of R$255.4 million in 2001.

     In 2002 there were significant structural and organizational changes in Global Telecom, which resulted in a decrease in selling expenses, general and administrative expenses and other operational expenses. Despite the improvement in operational expenditures, net operating loss only improved by R$15.5 million, to R$771.3 million in 2002 from R$786.8 million in 2001, due to high exposure to foreign exchange fluctuations that were not fully compensated by derivatives transactions, which caused financial expenses to increase to R$663.1 million in 2002 from R$536.5 million in 2001. In the second half of 2002, through resources capitalized from shareholders, Global Telecom paid the loans indexed in foreign currency, thereby reducing the exposure to foreign currency fluctuations.

     Third-party loans and financing in connection with the expansion of Global Telecom’s business decreased 85.4% to R$336.4 million as of December 31, 2002 from R$2,307.2 million as of December 31, 2001, due to the advance for a future capital increase of R$2,630.3 million made by TCP in September 2002.

     Net interest expenses increased 23.6% to R$663.1 million in 2002 from R$536.5 million in 2001 due to an increase in its total amount of indebtedness, as well as foreign exchange related losses associated with the cost of servicing foreign currency-denominated debt due to the devaluation of the real against the U.S. dollar and the euro during 2002. See “—U.S. GAAP Reconciliation” above and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Global Telecom’s net interest expenses in 2001 reflect an annualized installment over a four-year period beginning in 1998 and ending on December 31, 2001, relating to payment for Global Telecom’s license. As of December 31, 2001, the total amount paid for Global Telecom’s license over the four-year period was R$1,128 million. In 2001, 2000 and 1999, the payments amounted to R$290 million, R$257 million and R$213 million, respectively.

B. Liquidity and Capital Resources

Sources of Funds

     TCP generated cash flow from operations of R$1,459.7 million, R$984.4 million and R$779.7 million in 2003, 2002 and 2001, respectively.

     As of December 31, 2003, TCP had R$2,285.9 million in long-term loans and financing and R$3,993.3 million in short-term indebtedness, which consisted primarily of funding from financial institutions and related parties. At December 31, 2003, TCP had a working capital deficit (current liabilities minus current assets) of R$2,059.5 million, attributable primarily to R$3,993.3 million in short-term debt. Excluding financial items, the working capital at December 31, 2003 was R$185.2 million, representing a decrease of R$78.7 million compared to December 31, 2002, attributable primarily to (i) an increase of R$708.6 million in trade accounts payable, resulting from concentrated capital investments, particularly in 4Q03, which caused a rise of R$543.5 million in accounts payable to suppliers; such investments mainly refer to the change in technology from TDMA to CDMA (implementation of the 1xRTT network overlaid on TCO’s TDMA network); moreover, there is the booking of long-distance services under the SMP regime; (ii) an increase of R$112.7 million in taxes payable; (iii) an increase of R$105.7 million in deferred pre-paid services revenues; (iv) an increase of R$97.8 million in dividends and interest on shareholders’ equity due to a consolidation of TCO’s balances; and (v) an increase of R$89.6 million in reserve for contingencies. In 2002, we had a capital increase in the amount of R$2,500.4 million, mostly subscribed by Portugal Telecom, R$2,403.4 million of which were applied to reduce indebtedness at Global Telecom and R$97.0 million were a non-cash contribution related to capitalization of reserves from tax benefits.

     TCP had cash flow from investing activities at the amount of R$760.4 million related to the payment by Fixcel S.A., the former controlling shareholder of TCO, on debentures held by TCO.

     Our principal assets are the shares of our subsidiaries. We rely exclusively on dividends from TCO, Telesp Celular and Global Telecom to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by TCO, Telesp Celular and Global Telecom, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

     We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt, payment of dividends to shareholders and, in 2003, the acquisition of a controlling interest in TCO.

     In 2003, TCP paid R$1,456.2 million to Fixcel S.A. (including interest expenses) in connection with the acquisition of a controlling interest in TCO. Capital expenditures (including capitalized interest) consumed cash flows of R$708.6 million in 2003 (including capital expenditures of Global Telecom in the amount of R$91.4 million and capital expenditures of TCO in the months of May through December 2003 in the amount of R$161.2 million), compared to R$327.3 million in 2002 and R$936.8 million in 2001. Payment of debt consumed cash flows of R$4,057.6 million, R$3,597.8 million and R$523.4 million in 2003, 2002 and 2001, respectively. Dividends and interest on equity payments consumed cash flows of R$92.8 million, R$5.7 million and R$87.1 million in 2003, 2002 and 2001, respectively.

     Capital Expenditures

     The following table sets forth our capital expenditures for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Switching equipment	167.2	105.7	153.0
Transmission equipment	232.8	90.8	387.8
Information technology	157.4	76.2	245.0
Others(1)	151.2	54.6	151.0

Total capital expenditures	708.6	327.3	936.8

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     The following table sets forth the total capital expenditures of Telesp Celular for the periods indicated

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Switching equipment	131.0	105.7	153.0
Transmission equipment	122.3	90.8	387.8
Information Technology	101.9	76.2	245.0
Others(1)	100.5	54.6	151.0

Total capital expenditures	455.7	327.3	936.8

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     The following table sets forth the total capital expenditures of Global Telecom for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(R$ million)
Switching equipment	10.3	23.0	93.0
Transmission equipment	45.5	89.3	268.4
Information Technology	16.8	22.2	46.9
Others(1)	18.8	17.8	14.3

Total capital expenditures	91.4	152.3	422.6

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     The following table sets forth the total capital expenditures of TCO from its consolidation with TCP to year-end 2003:

Year ended
December 31,
2003
(from May to
December)
(R$ million)
Switching equipment	25.9
Transmission equipment	65.0
Information Technology	38.7
Others(1)	31.6

Total capital expenditures	161.2

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment, and store layouts.

     Our capital expenditures over the past three years related primarily to increasing our network capacity and coverage. During the year ended December 31, 2003, R$ 708.6 million was invested in fixed assets, mainly in projects for the improvement and expansion of our service capacity, the selective implementation of the 1xRTT network overlaid on TCO’s TDMA network, the upgrading of GT’s network to 1xRTT, the offer of new services, the development of its own backbone and systems integration, as well as consulting. This amount represents 12.0% of the net operating revenue. The company proceeded with its expansion program related to new services and in technology of the 2.5G network.

     Our capital expenditure budget for 2004 is approximately R$1,037.0 million, including investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, besides seeking the constant improvement of the quality of services provided to our customers.

     Payments of Dividends to Shareholders

     No dividends were declared in 2003, 2002 and 2001 due to our net losses in those years. As a result, the holders of preferred shares are able to exercise voting rights since the 2004 general shareholders’ meeting and until we pay the minimum dividends for 2003 or any subsequent year. However, this has no significant impact, since our controlling shareholders own more than 50% of our total capital. Once we pay the minimum dividends for 2003 or any subsequent year, those voting rights will cease.

     See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends”.

     Debt

     As of December 31, 2003, TCP’s total debt position was as follows:

Amount Outstanding as
Debt	of December 31, 2003
(R$ millions)
Loans	6,279.2
Financing from Banks	3,856.7
Financing from suppliers	17.5
Fixcel – Acquisition of TCO	149.9
Related parties	2,125.6

Interest	129.5

Total long-term debt, excluding the short-term portion	2,285.9

Short-term debt	3,993.3

Total debt	6,279.2

     As of December 31, 2003, TCP’s total debt was R$6,279.2 million, of which R$4,855.6 million, or 77.3%, were denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$2,951.2 million were denominated in U.S. dollars (US$1,021.5 million), R$1,518.8 million were denominated in euros (€416.1 million), R$306.9 million were denominated in yen (¥11,363.0 million), and R$ 78.6 were denominated in UMBNDES (UMBNDES 1,394.3 million). Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2003, our derivatives positions produced a loss of R$873.2 million, which largely offset R$368.4 million of exchange gain from our foreign currency-denominated debt. At December 31, 2003, we had derivative contracts that covered amounts in excess of our foreign currency-denominated debt. The unrealized gain, net of unrealized costs on foreign exchange derivatives contracts at December 31, 2003 was R$1,002.8 million.

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2003, approximately 53.9% of our interest-bearing liabilities bore interest at floating rates, primarily EURIBOR for euro-denominated debt, LIBOR for U.S. dollar-denominated debt and CDI, TJLP and UMBND, a local index, for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates, such as LIBOR, EURIBOR, CDI or TJLP, rise. At December 31, 2003, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. We have not hedged against the risk of interest rates increasing. The CDI rates as of December 31, 2003 and 2002 were 16.27% and 24.83% respectively.

     At December 31, 2003, we had U.S.$300 million and U.S.$280 million in forward purchase agreements allowing us to purchase U.S. dollars in September 2004 and September 2006 at R$1.1807 and R$1.23 per U.S. dollar, respectively. In order to reduce the costs of our derivatives contracts, in 2000 we sold call options on U.S. dollars exercisable in September 2004 if the value of the real falls below R$2.25 to one U.S. dollar. The notional amount of options we sold is U.S.$300 million and the associated losses offset the gains from the U.S.$300 million forward contract. At December 31, 2003, 106.5% of our foreign currency-denominated financial debt was covered by hedging contracts.

     Some of the debt agreements of TCP and its subsidiaries contain restrictive covenants. Financial ratios apply to some indebtedness of Global Telecom and TCO and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. At December 31, 2003, Global Telecom was not in compliance with certain of those covenants with respect to debt in the aggregate amount of R$263.4 million owed to BNDES, but it has obtained a waiver that expires in December 2004. Global Telecom is currently seeking to amend the terms and conditions of such contract. Other than as described above, at December 31, 2003, TCP and its subsidiaries were in compliance with their restrictive covenants in all material respects.

C. Research and Development

     We did not make any contributions or incur in any expenses relating to research and development during 2003 and 2002. Our aggregate expenditures on research and development, including our contribution to the Centro de Pesquisa e Desenvolvimento da Telebrás, the Center, a nonprofit foundation for the development of telecommunications technology, were R$2.2 million for 2001.

D. Trend Information

     A significant growth in cellular telephony is expected to exceed Brazil’s economic growth once again in 2004. In 2004, the maintenance of fierce competition is expected, as a result of the entry of new competitors, accelerating consolidation of national coverage and continuing efforts towards improving network technology.

E. Off-balance sheet arrangements

     As of December 31, 2003, we have U.S.$4.32 million in off-balance sheet financing related to the leasing of network equipment. The annual expenses related to this financing are included as costs and amounted to R$ 26.1 million in 2003.

     We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligation

     The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by Period in millions of reais
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Contractual obligations:
Long-term debt	5,108.6	2,480.1	1,934.7	693.8	—
Capital lease obligations	16.7	16.3	0.4	—	—
Operating leases	354.7	60.9	95.0	60.2	138.6
Unconditional purchase obligations	797.6	797.6	—	—	—
Other long-term obligations(1)	17.4	17.1	0.3	—	—

Total contractual cash obligations	6,295.0	3,372.0	2,030.4	754.0	138.6

(1)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.

     Additionally, we have a rental commitment with Telecomunicações de São Paulo S.A. – Telesp, a related party, in an annual amount of R$13.4 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

     Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors must have between eight and 12 members, each serving a three-year term. The board currently consists of 11 members. The terms of the current members of the board of directors will expire in March 2006, except for Antonio Gonçalves de Olivera, who represents minority shareholders and whose term will expire in March 2007. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

     The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected
Félix Pablo Ivorra Cano	Director	March 27, 2003

Shakhaf Wine	Director	March 16, 2004

Fernando Xavier Ferreira	Director	March 27, 2003

Luis Miguel Gilpérez López	Director	March 16, 2004

Ernesto Lopez Mozo	Director	March 27, 2003

Ignacio Aller Malo	Director	March 27, 2003

Zeinal Abedin Mahomed Bava	Director	March 27, 2003

Carlos Manuel de Lucena e Vasconcellos Cruz	Director	March 27, 2003

Eduardo Perestrelo Correia de Matos	Director	March 27, 2003

Pedro Manuel Brandão Rodrigues	Director	July 11, 2003

António Gonçalves de Oliveira	Director	March 26, 2004

     Set forth below are brief biographical descriptions of the directors.

     Félix Pablo Ivorra Cano, 58 years old, is the president of the board of directors and has been a member of the board of directors since February 1999. Mr. Ivorra currently is the president of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas – ICADE also in Madrid.

     Shakhaf Wine, 36 years old, is currently an executive officer of Portugal Telecom S.G.P.S. and also a member of the board of directors of Brasilcel N.V., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A, Teleacre Celular S.A., Telegoiás Celular S.A., Norte Brasil Telecom S.A., Telemat Celular S.A., Telems Celular S.A., TCO-IP S.A., Teleron Celular S.A., Universo Online S.A. e Banco1.Net S.A. Mr Wine was an executive officer of investment bank and was in charge of the European corporate clients group of Global Telecommunications of Merrill Lynch International from 1998 until 2003, Senior Associate Officer of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. He holds a degree in economy from the Pontifícia Universidade Católica do Rio de Janeiro.

     Fernando Xavier Ferreira, 55 years old, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V. Tele Sudeste Celular Participações, S.A., Celular CRT Participações, S.A., Telesp Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Tele Centro Oeste Celular Participações, S.A. During 1998, Mr. Ferreira served as a member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil.

     Luis Miguel Gilpérez López, 46 years old, is the Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Sudeste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A. He is also de Executive Chairman of MobiPay International, S.A. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since then. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas. He has a post-graduate degree in Business Administration and holds a degree in Industrial Engineering.

     Ernesto Lopez Mozo, 40 years old, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

     Ignacio Aller Malo, 59 years old, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

     Zeinal Abedin Mahomed Bava, 38 years old, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Telesp Celular Participações, S.A. since 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

     Carlos Manuel de Lucena e Vasconcellos Cruz, 46 years old, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT

Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of the Board of Directors of Telesp Celular Participações, S.A. since 2001; Vice-Chairman of Telesp Celular Participações, S.A. since 2001; Member of Board of Directors of Tele Centro Oeste Celular Participações S.A. since April 2001; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice president of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in management from D.S.E. (the German Foundation for International Development), Germany.

     Eduardo Perestrelo Correia de Matos, 55 years old, is currently the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Centro Oeste Celular Participações S.A., Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT - Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in economics from the Technical University of Lisbon, Portugal.

     Pedro Manuel Brandão Rodrigues, 53 years old, is currently also a member of the board of directors and of the Executive Committe of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais – TMN. He was ellected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a master degree in production process and management, and an engineering degree from the Instituto Superior Técnico.

     Antonio Gonçalves de Oliveira, 60 years old, is currently also a member of the board of Previ, a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the coordinator of the international integration foreign trade committee of the Small Company Permanent Forum sponsored by the Brazilian Government, the coordinator for the Small Company National Seminar, the vice-president of the Brazilian Businessmen Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and President of the decision council of the National Employee Association of Banco do Brasil (ANABB). From 1991 to 1995 he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE). He holds a degree in Social Sciences from the University of São Paulo, Brazil, and a master’s degree in Communication Sciences from the same university.

     In accordance with the shareholders’ agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible to appoint the Chief Financial Officer. PT Movéis and Telefónica Móviles appointed 10 (five each) of the 11 members of our Board of Directors.

Board of Executive Officers

     The board of executive officers consists of eight members, each elected by the board of directors for a term of three years. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The board of directors may remove executive officers from office at any time.

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed
Francisco José Azevedo Padinha	Chief Executive Officer	October 17, 2003

Fernando Abella Garcia(1)	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	April 16, 2003

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003

Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation Executive Vice President for IT and Product and Service Engineering	June 12, 2003

Javier Rodríguez García	Executive Vice President for Technology and Networks	June 12, 2003

Guilherme Silvério Portela Santos	Executive Vice President for Customers	October 10, 2003

José Carlos de la Rosa Guardiola	Executive Vice President for Regulatory Matters and Institutional Relations	August 25, 2003

(1)	Mr. Arcádio Luis Martinez Garcia was formally appointed for this position, but will be elected and take office as soon as he receives his permanent visa from the Brazilian authorities. For the time being, this position is being temporarily filled by Mr. Fernando Abella Garcia.

     Set forth below is a brief biographical description of our executive officers.

     Francisco José Azevedo Padinha, 57 years old, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys – Soluções Empresariais S.A. From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from 1992 until 1994 he was the chairman of the board of directors of Telecom

Portugal, S.A. From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a master’s degree in innovation and technology management from the Sloan School of Management/MIT, United States.

     Fernando Abella Garcia, 41 years old, is currently the executive vice president for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. He is also Investor Relations Officer of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. and Executive Vice President for IT and Product and Service Engineering of Tele Centro Oeste Celular Participações S/A; and a member of the board of directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. Since joining he Telefónica Group in 1997, he has served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the board of directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala. Mr. Garcia holds a degree in business from the Faculty of Economic and Corporate Sciences at Valladolid, Spain, and master’s degree in business administration from the Corporate Institute of Madrid, Spain.

     Paulo Cesar Pereira Teixeira, 46 years old, is currently the executive vice president for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group. Mr. Teixeira holds an electrical engineering degree from the Catholic University of Pelotas, Brazil.

     Luis Filipe Saraiva Castel-Branco de Avelar, 50 years old, is currently the executive vice president for IT and product and service engineering of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company. He holds an electrical-technical engineering degree (specialized in telecommunications and electronics) from the Lisbon Higher Education Technical Institute.

     Javier Rodríguez García, 47 years old, is currently executive vice president for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC – Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de

Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in technical telecommunications engineering from the Technical University of Madrid, Spain.

     Guilherme Silvério Portela Santos, 38 years old, is currently the executive vice president for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Cvelular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and an executive manager at PT Móveis, SGPS, S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a master’s degree from INSEAD, France.

     José Carlos de la Rosa Guardiola, 56 years old, is currently the executive vice president for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. He is also member of the board of directors of Saint Gobain, France, National Semiconductors, USA end NEC Eletronics, Japan. He holds a degree in telecommunications engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

     We have a permanent board of auditors that consists of a minimum of three and a maximum of five members. They are elected annually at the annual general shareholders’ meeting. The board currently consists of three members.

     The board of auditors is responsible for overseeing our management. Its main duties are:

•	to review and provide an opinion on the annual report of our management;

•	to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up; and

•	to review and approve the financial statements for the fiscal year.

     The Board of Auditors holds regular meetings every three months and special meetings when called by the President or by any member of the Board of Auditors.

     The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed
Sidney Alberto Latini(1)	Member	March 27, 2003

Norair Ferreira do Carmo	Member	March 27, 2003

José Alberto Bettencourt da Câmara Graça	Member	March 27, 2003

Nelson Jimenes(1)	Alternate	March 27, 2003

Name	Position	Date Appointed
Wolney Querino Schüler Carvalho	Alternate	March 27, 2003

João Luís Tenreiro Barroso	Alternate	March 27, 2003

(1)	Appointed by our preferred shareholders.

B. Compensation

     For the year ended December 31, 2003, we paid to our directors and executive officers as compensation an aggregate amount of R$5.3 million, including bonuses and profit sharing plans. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees.

C. Board Practices

     Our board of directors’ duties and responsibilities are set forth by Brazilian law and our by-laws.

     Our board of directors is comprised of a minimum of eight and a maximum of 12 members, serving for a term of three years. Our directors are elected by our shareholders at the annual general shareholders’ meeting. There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

D. Employees

     At December 31, 2003, we had 2,053 full-time employees, 22 temporary employees and 17 trainees.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,
	2003	2002	2001
Total number of employees (including trainees)	2,070	2,055	1,705
Number by category of activity:
Technical and operations area	549	520	600
Sales and marketing	906	1,004	483
Finance and administrative support	390	429	296
Customer service	225	102	326

     Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary and benefit increase of 7.5% effective as of December 31, 2003.

     Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2004.

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

     In 2000, we established the Plano de Benefícios TCP Prev, a new private pension plan for our employees. Unlike Sistel’s defined benefits plan, the Plano de Benefícios TCP Prev calls for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by November 31, 2000. As of December 31, 2003, approximately 50% of our employees were members of the Plano de Benefícios TCP Prev. We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

E. Share Ownership

     As of December 31, 2003, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shares as of May 31, 2004:

	Number of	Percentage of	Number of	Percentage of
	common shares	outstanding	preferred shares	outstanding
Name	owned	common shares	owned	preferred shares
Brasilcel	291,330,022,831	71.2	379,614,824,965	49.8
Portelcom Partic. S.A.(1)	92,112,338,122	22.5	719,908	0.0
All directors and executive officers as a group	37,846	0	93,138	0

(1)	Portelcom is a wholly owned subsidiary of Brasilcel.

     Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4A. Our History and Development.”

     We are not aware of any other shareholder owning more than 5.0% of the common shares.

     Brasilcel does not have different voting rights, but, as a result of owning more than 50% of our common shares, it has the ability to control the election of our board of directors and the direction of our future operations. See also “Item 4A. Our History and Development—Brasilcel.”

     At May 31, 2004, there were approximately 118 record holders of ADSs in the United States, including Brasilcel, which holds ADSs representing approximately 10.7% of our preferred shares. The other ones hold ADSs representing approximately 25.4% of our preferred shares.

B. Related Party Transactions

     We entered into interconnection and roaming agreements with the following related parties: Telerj Celular S.A. and Telest Celular S.A., as Tele Sudeste Participações S/A (R$1.3 million in expenses in 2003 and R$21.9 million, R$19.9 million in revenues respectively in 2002 and 2001), Telebahia Celular S.A. and Telergipe Celular S.A., as Tele Leste Participações S/A (R$0.4 million in expenses in 2003 and R$2.3 million, R$2.8 million in revenues respectively in 2002 and 2001) and Celular CRT S.A. (R$0.2 million in expenses in 2003 and R$3.9 million, R$3.9 million in revenues respectively in 2002 and 2001); Most of these agreements were entered into before the reorganization of Telebrás, and are subject to the rules set forth by Anatel.

     We have an interconnection agreement with Telecomunicacões de Estado de São Paulo S.A. – Telesp for the interconnection with fixed-line phones and long distance, (R$1,300.8 million, R$949.3 million and R$752.6 million in revenues in 2003, 2002 and 2001 respectively). We also have an agreement with Telecomunicacões de São Paulo S.A. – Telesp that enables us to share physical space and real estate and that pertains to the supply of air conditioning, energy, security and cleaning services. Under this agreement, we use approximately 520 of Telefónica’s sites and Telefónica uses approximately 207 of our sites. In addition, we lease from Telecomunicacões de São Paulo S.A. – TELESP, fiber-optic transmission capacity necessary to complete the construction of our network infrastructure. In December 2001, we renegotiated this leasing agreement with Telecomunicacões de São Paulo S.A – TELESP. The new lease will expire on December 31, 2006. These companies became a related party on December 27, 2002, as a result of the joint venture described in “Item 4A. Our History and Development” and in Note 1 to our consolidated financial statements.

     We pay Portugal Telecom SGPS, S.A. the amount of up to 2% of Telesp Celular S.A.’s net operating revenues relating to consulting services. This fee is due to a related agreement dated as of January 7, 1999 entered into between Portugal Telecom SGPS, S.A. and Telesp Celular S.A. approved at a shareholders’ meeting.

     We also entered into a series of loans with Portugal Telecom SGPS, S.A. (or “PT SGPS”) and PT Internacional Finance B.V. (or “PT Finance”), companies from the Portugal Telecom group. TCP has a EURIBOR plus 7% per annum debt with PT Finance, with a maturity date in November 2004, for 416.05 million euros (representing R$ 1.52 billion at December 31, 2003). Our subsidiary Telesp Celular has three U.S. dollar-denominated loans with PT SGPS, one of them amounts to U.S.$ 120 million with floating interest rate (Libor + 5% per annum with interest paid annually) and other two ones amount to U.S.$ 30 million and U.S.$60 million with fixed interest rates (13,25% per annum with interest paid on a quarterly basis). All maturity dates are in 2007. The aggregate amount of these loans is U.S.$ 210 million (representing R$ 606.7 million at December 31, 2003). These were used for investments, acquisitions refinancing debt and general corporate purposes. The chart below sets forth the details of these loan agreements.

Loan	Currency	Interest	December 31, 2003	December 31, 2002
			(consolidated)
			(in thousands of reais)
Commercial Paper	US$	Libor + 5% per annum	346,704	423,996
Resolution No. 4131		€7.0% per annum plus EURIBOR	—	164,959
Resolution No. 4131	US$	US$13.25% per annum (1)	260,028	706,660
Floating Rate Notes		€7.0% per annum plus EURIBOR	1,518,830	1,539,886

     Mobitel S.A. provides us call center and back office customer services. See “Item 4B. Customer Service.”

     Prymesys S.A. and Primesys Soluções Empresariais, companies that provide services in the areas of technologies, provide us with technical services, such as network support and Internet access services, among others, which represented R$32.8 million in 2003 and R$1.6 million in 2002.

     Portugal Telecom Inovação Brasil Ltda., an information and technology development company, provides us with infrastructure and equipment related to prepaid services, which represented R$10.7 million in 2003 and R$0.4 million in 2002.

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

     See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Matters

     Civil

     Litigation Related to the Breakup of Telebrás

     The Breakup of Telebrás is the subject of several lawsuits in which the plaintiffs are seeking injunctions. Some preliminary injunctions were granted, but all were quashed by decisions of the relevant federal court. These courts also decided that the courts of the state of Minas Gerais have original jurisdiction over the proceedings. Several decisions quashing preliminary injunctions are on appeal, and, if any such appeals are successful, the shareholders of Telebrás may have to reapprove the Breakup of Telebrás or legislative action may be required.

     The theories on which the lawsuits regarding the Breakup of Telebrás are based include:

•	that the Brazilian constitution requires that the General Telecommunications Law specifically authorize the creation of the 12 New Holding Companies;

•	that the Telebrás shareholders’ meeting held on May 22, 1998, which approved the Breakup of Telebrás, was not properly convened;

•	that national sovereignty will be threatened if Brazil’s telecommunications companies are controlled by foreign entities; and

•	that the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup of Telebrás either by an executive order of the President or by an act of Congress.

     If any of these lawsuits ultimately succeeds, the Breakup of Telebrás will have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, one or both of the following actions:

•	amending the Telecommunications Law; and

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting.

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

     Based on the opinion of our legal counsel, the chance of an unfavorable outcome is possible in this case. However the indemnification that is allegedly due from the mobile operators cannot be reasonably estimated as of yet due to the fact that the cost of the caller ID service provided by the companies has never been separately calculated.

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

     Telesp Celular is also party to a similar lawsuit where an injunction was granted against us. The defendants appealed this decision and the court agreed, on May 21, 2003, to suspend enforcement of the injunction.

     Most of the lawsuits against Global Telecom have been decided in our favor. However one of the legal actions was decided against us and we have appealed this decision.

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

     Tax-Related

     Litigation Related to the Application of the ICMS

     In June, 1998, the CONFAZ (Conselho Nacional de Politica Fazendaria) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

     We believe the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively.

     Telesp Celular filed lawsuits with the Treasury Court of the state of São Paulo, including a preliminary injunction proceeding against application of the ICMS to activation fees. The Treasury Court denied Telesp Celular’s motion for temporary relief during the duration of the lawsuits.

     Litigation Related to the Application of the COFINS and PIS

     On November 27, 1998, the method for calculating the PIS and COFINS social contributions was modified by Law no. 9,718, which increased the COFINS contribution rate from 2% to 3% and authorized the deduction of up to 1/3 of the amount due as COFINS from the amount due as CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. Also, Law no. 9,718 indirectly increased the amounts of COFINS and PIS due by the subsidiaries by including finance revenues in their calculation basis.

     Based on our external counsel’s advice, we believe that this increase is unconstitutional because: (i) article 195 of the Brazilian constitution, which was effective when Law no. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (ii) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law called lei complementar, which requires a greater quorum than the one required to approve a law called lei ordinária, such as law nr. 9,718; and (iii) the law was made effective before the expiration of the required 90-day waiting period.

     TCP and Telesp Celular obtained an injunction allowing them to continue paying the COFINS and PIS contributions based on telecommunications services and sales revenues, and to continue paying the COFINS contribution at a 2% rate. However this judicial decision is not definitive and may be reversed. For this reason Telesp Celular as well as TCP kept paying the COFINS contribution at a 3% rate and created a provision for the financial revenues.

     Global Telecom attempted to obtain an identical injunction, but it was not successful. It continues to judicially dispute the COFINS and PIS increase, and, if it wins a favorable decision, it may recoup overpaid taxes. In the meanwhile, Global Telecom has made a deposit with the Court of Justice.

     Based on the changes introduced by the law 10.637/02 and 10.833/03 TCP e Telesp Celular, since December 2002, included finance revenues from the calculation basis of both PIS and COFINS.

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

Dividend Policy and Dividends

     We have the options to pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax deductible in Brazil. We did not pay dividends or interest on shareholders’ equity for the years-ended December 31, 2003, 2002 and 2001, because of the negative net income from equity in Global Telecom. As a result, the holders of preferred now have the same voting rights as the holders of common shares, until TCP pays dividends again.

     Each of our preferred shares is entitled to declared dividends, with priority to receive a noncumulative annual dividend, to the extent net profits or reserves are available for distribution, equal to the higher of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount obtained by dividing shareholders’ equity by the number of our outstanding shares. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to 25% of adjusted net income, or the general dividend, determined in accordance with Brazilian corporate law, including any realization of the unrealized net income reserve. Each of our preferred shares is also entitled to receive declared profits on par with common shares, after our common shares have been paid dividends equal to the minimum priority distribution due to our preferred shares, which is 25% of our net profits for the year. The preferred dividend has priority in the distribution of our net profits for the preceding fiscal year after the following allocations:

•	5% of our net profits to a legal reserve, not to exceed 20% of our paid-in capital and

•	an amount to a reserve for realizable revenue and to a contingency reserve against future losses, which amount is approved by the shareholders’ meeting on the basis of what potential losses they consider probable.

     Any amounts distributed after the preferred dividend are allocated first to dividend payments to holders of common shares in an amount equal to the preferred dividend and then distributed equally among holders of preferred and common shares.

     The Brazilian corporate law also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders’ meeting:

•	first, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that may be charged to it in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off in the event that the anticipated loss occurs; and

•	second, if the amount of unrealized revenue exceeds the sum of:

•	the statutory reserve; and

•	retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

     Allocations may not hinder the payment of mandatory dividends. Unrealized revenue reserve is defined under the Brazilian corporate law as the sum of:

•	the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

•	profits as a result of income from operations after the end of the next succeeding fiscal year.

     The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law Method.

     Payment of Dividends

     We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under the Brazilian corporate law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

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

B. Significant Changes

     On January 15, 2004, our Board of Directors approved the Euro Medium Term Notes Issuance Program in the aggregate amount of US$500 million.

     On May 14, 2004, the management of TCP and TCO announced a proposal for corporate restructuring involving TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The purposes of such restructuring are to provide for: (i) an improvement in the cash flow of TCO and its subsidiaries, resulting from the transfer of the tax benefit corresponding to R$511 million from TCP to TCO, generated by the amortization of a goodwill at the amount of R$1,503 million, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) a simplification of the corporate structure of TCO’s subsidiaries, whose minority shareholders will receive shares issued by TCO of the same type and class in substitution for the shares held by them respectively in TCO’ subsidiaries. TCO ´s subsidiaries will, therefore, become wholly-owned subsidiaries of TCO, which will improve the capitalization conditions of TCO and will benefit the minority shareholders of TCO’ subsidiaries.

     The intended restructuring shall be made in such a manner as to avoid any and all negative impacts over the future profits of both TCO and its subsidiaries, on account of the referred goodwill. The involved companies expect that the restructuring will be completed by July, 2004.

     To the extent that the tax benefits corresponding to the amortization of the deferred assets transferred to the TCO’ subsidiaries are realized, the respective especial premium reserves shall be capitalized, through the issuance of additional shares to TCP.

     On May 31, 2004, the first step of the restructuring process took place, concerning the merger of WXYZ0059 Holdings S.A., the holder of the investment and goodwill of TCO, into TCO.

     On June 14, 2004, TCO released a relevant fact regarding the 2nd and 3rd Stages of the corporate restructuring transaction, as following: (i) TCO’s partial spin-off, capital stock and share of the spinned-off company; and (ii) Merger of TCO operators’ shares into TCO, whereby the TCO Operators shall become wholly-

owned subsidiaries of TCO. These steps shall be approved in special meeting of shareholders in the involved companies for the conclusion of the restructuring process.

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

	Reais per 1,000
	Preferred Shares
	Low	High
1999
Annual	6.70	32.00
2000
Annual	16.66	45.30
2001
Annual	5.20	23.00
2002
Annual	2.60	9.26
First Quarter	5.72	9.26
Second Quarter	4.30	6.08
Third Quarter	2.60	4.07
Fourth Quarter	2.66	4.42
2003
Annual	3.17	8.29
First Quarter	3.17	5.05
Second Quarter	4.19	4.85
Third Quarter	3.93	5.99
Fourth Quarter	5.63	8.29
Last Six Months
November 2003	6.64	7.47
December 2003	7.51	8.29
January 2004	7.40	10.67
February 2004	8.45	10.30
March 2004	8.18	10.42
April 2004	8.50	11.07
June 2004 (until June 25, 2004)	8.45	9.75

     In the United States, our preferred shares trade in the form of ADSs, each representing 2,500 preferred shares issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among TCP, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” At May 31, 2004, there were approximately 118 record holders of ADSs in the United States, including Brasilcel, which holds ADSs representing approximately 10.7% of our preferred shares. The other ones hold ADSs representing approximately 25.4% of our preferred shares. The following table sets forth the reported low and high closing sales prices for ADSs on the New York Stock Exchange for the dates and periods indicated.

	U.S. dollars per ADS
	Low	High
1999
Annual	13.88	44.69
2000
Annual	21.06	64.50

	U.S. dollars per ADS
	Low	High
2001
Annual	4.63	31.69
2002
Annual	1.71	10.03
First Quarter	6.33	10.03
Second Quarter	3.68	6.65
Third Quarter	1.73	3.66
Fourth Quarter	1.71	3.20
2003
Annual	2.20	7.08
First Quarter	2.20	3.81
Second Quarter	3.31	4.25
Third Quarter	3.19	5.20
Fourth Quarter	4.85	7.08
Last Six Months
November 2003	6.05	6.50
December 2003	6.54	7.08
January 2004	6.43	9.64
February 2004	7.30	8.78
March 2004	7.16	9.13
April 2004	7.13	9.66
June 2004 (until June 25, 2004)	6.69	7.75

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange (BOVESPA)

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

     At December 31, 2003, the aggregate market capitalization of the 369 companies listed on BOVESPA was approximately U.S.$234.2 billion. Although all the outstanding shares of an exchange-listed company may trade on BOVESPA, in most cases the preferred shares or less than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the combined dayly trading volumes on BOVESPA averaged approximately U.S.$271.9 million. In 2003, the 10 most actively traded shares represented approximately 53.5% of the total trading in the cash market on BOVESPA. Trading on BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Council and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian securities law, and by Law No. 6,404, as amended, known as the Brazilian corporate law.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Ten of our directors are appointed by our controlling shareholder, and one of our directors is appointed by representatives of our minority shareholders.

     Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

     According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, under our bylaws, the members of the board of executive officers cannot be elected to the board of directors.

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

     The Brazilian corporate law requires us to have a board of auditors (Conselho Fiscal) which is composed of three to five members elected at the general shareholders meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of three members and three alternates and which meets once a quarter. In April 2003, the SEC has stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.

     We also have an audit committee, whose members do not follow the independence requirements of the Exchange Act Rule 10A-3(c)(3), as we are still exempt from such requirements by July 31, 2005 according to the Exchange Act Rule 10A-3(a)(5)(A). See “Item 16D – Exemptions from the Listing Standards for Audit Committees”.

     Under the Brazilian corporate law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director’s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: TCO, TLE, TSE and Celular CRT Participações S.A.

Shareholder Approval of Equity Compensation Plans

     Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorised capital is subject to shareholder confirmation.

Corporate Governance Guidelines

     We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian law, such as those regarding insider trading, public disclosure of material information, and rules on the negotiation of equities by management and controlling shareholders, are consistent with some of the guidelines established by the NYSE.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in June, 2003 our Code of Ethics regulating the conduct of our senior financial officers. See “Item 16B – Code of Ethics”. We do not have a code of business conduct and ethics applicable to all our Directors and employees.

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

Objects and Purposes

     We are a publicly traded company duly registered with the Brazilian securities commission under No. 01771-0. Article 2 of our by-laws provides that our corporate purpose is to:

•	exercise the control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

•	promote, through our subsidiaries or controlled companies, the expansion and implementation of the telecommunications services within our concessions, authorizations and permissions;

•	promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

•	promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

•	perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

•	promote, encourage, carry out and coordinate, through our subsidiaries or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

•	carry out and promote the import of goods and services for the operations of our subsidiaries and controlled companies;

•	execute other activities connected or related to our objective;

•	participate in the equity capital of other companies; and

•	trade equipment and materials necessary or useful for providing telecommunications services.

Directors

     Following is a description of some of the provisions of our by-laws concerning the members of our board of directors:

•	The board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

•	The board of directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

     Pursuant to Brazilian corporate law, each member of the board of directors must have at least one share of our capital stock to be elected as a director. There are no provisions in our by-laws with respect to:

•	age limits for retirement of directors; and

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

     Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian corporate law and CVM regulations:

•	a director’s power to vote on proposals in which the director is materially interested;

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	required shareholding for director qualification; and

•	disclosure of share ownership.

Rights Attaching to Shares

     Dividend Rights

     See “Item 8 — Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy and Dividends,” and “ — Payment of Dividends.”

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

     One of the members of our board of auditors and his or her alternate are elected by the majority vote of the holders of our preferred shares present at the annual meeting of shareholders at which the members of the board of auditors are elected.

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

     Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

•	the approval of any long-term contract between us and our controlled subsidiaries, on the one hand, and any controlling shareholder or that shareholder’s affiliates and related parties, on the other hand; and

•	changes/eliminations of certain rights and obligations as provided for in our by-laws.

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

     On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings, whose object is the amendment of the by-laws, may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

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

     The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law;

•	participate in a group of companies if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01;

•	merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

•	cisão, or split-up, Telesp Celular Participações S.A., according to the Brazilian corporate law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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

C. Material Contracts

     On January 7, 1999, Telesp Celular entered into a consulting agreement with Portugal Telecom that requires Telesp Celular to make annual payments to Portugal Telecom of up to 2% of its net operating revenues arising from cellular services. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for 2001, 2002 and 2003 for TCP—Operating Expenses.”

     On January 13, 2001, TCP, as Purchaser, and DDI Corporation, ITX Corporation and Inepar Telecomunicações S.A., as Sellers, entered into the following agreements:

•	Share Sale and Purchase Agreement, under which we acquired 49% of the voting shares and 100% of the non-voting shares of three holding companies that collectively owned 95% of the voting shares and 100% of the non-voting shares of Global Telecom. The three holding companies purchased the remaining 5% of the voting shares of Global Telecom after receiving authorization from Anatel in July 2001.

•	Irrevocable Promise of Purchase and Sale of Shares Agreement and other Covenants, whereby we agreed to purchase all the remaining shares of Global Telecom Holdings for U.S.$76.3 million when the regulatory restrictions which prevented us from immediately acquiring the majority of the voting stock are lifted and Anatel has approved the acquisition. The purchase price of the remaining shares is adjusted at a rate of six-month LIBOR plus 4% per annum to the date of actual purchase.

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

     On February 3, 2003, TCO entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the Brazil’s Federal District. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes TCO to provide SMP services until July 24, 2006. It may be renewed for an additional term of fifteen years upon payment of 2% of TCO’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TCO was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. TCO’s subsidiaries also entered into authorization agreements with anatel under similar terms.

     On April 25, 2003, TCP acquired 64.03%, of the voting capital stock of TCO for approximately R$1.505 billion, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. At the date hereof, we have paid R$284.7 million of the total amount and the remaining will be paid in installments. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

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

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “Item 10 — Taxation—Brazilian Tax Considerations.”

     Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Item 10 — Taxation—Brazilian Tax Considerations.”

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

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10—Taxation—Brazilian Tax Considerations.”

     If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10—Taxation—Brazilian Tax Considerations.”

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

E. Taxation

     The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     General

     In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

     Taxation of Dividends

     Distributions made by us of cash or property generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

     The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Subject to certain limitations and restrictions, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

     Taxation of Capital Gains or Losses

     Upon a sale or other taxable disposition of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Gain or loss derived from the sale or other disposition of our preferred shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

     Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Information Reporting and Backup Withholding

     Information returns may be filed with the IRS in connection with distributions on our preferred shares or our ADSs and the payment of proceeds from their sale or other disposition. A U.S. Holder may be subject to U.S. backup withholding tax (currently at a rate of 28%) on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

     We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on financial debt, capital expenditures and the purchase of handsets) are denominated in currencies (primarily the U.S. dollar and the euro) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing.

     We have entered into derivative instruments, such as foreign currency options and foreign currency swaps to manage the exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The principal foreign exchange rate risk faced by us arises from our U.S. dollar and euro-denominated financial indebtedness. At December 31, 2003, we had US$1,021.5 million of financial debt denominated in U.S. dollars and € 416.1 million denominated in euros. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts). At December 31, 2003, all of our U.S. dollar-denominated financial indebtedness was covered by long positions of hedging agreements. Under such hedging agreements, our subsidiaries’ U.S. dollar- and euro-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interbanćario (Interbank Deposit Certificate), or CDI. At December 31, 2003, our outstanding hedging positions covered approximately 106.5% of our payments of principal on our foreign currency-denominated financial indebtedness. This unbalanced position is due to some U.S. dollar- or Euro-denominated liabilities with suppliers and management fee. We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments, such as liabilities with suppliers and management fee. At December 31, 2003, we recorded financial expense from foreign currency hedging transactions of R$873.2 million against financial income from monetary and foreign exchange variations of R$368.4 million.

     Our foreign currency-denominated debt produced a gain of R$368.4 million in 2003, a loss of R$ 1,475.5 million in 2002 and a loss of R$165.5 million in 2001). In all cases, this was offset by our derivatives, which produced a loss of R$873.2 million in 2003, a gain of R$945.1 million in 2002 and a loss of R$178.3 million in 2001. The unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$1,002.8 million at December 31, 2003, R$ 1,670.9 million at December 31, 2002 and R$ 525.9 million at December 31, 2001.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 1,000 basis points in the foreign exchange rate applicable to financial assets and liabilities on December 31, 2003 would be approximately R$ 506.6 million. On the other hand, we would have a gross gain of R$ 505.7 million on our derivatives instruments. Therefore, the net loss would be R$ 0.9 million.

     Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2003 of R$2.8892 to U.S.$1.0, which would represent a devaluation of the real of R$0.2889 million. We then assumed that this unfavorable currency move would be sustained from December 31, 2003 through December 31, 2004. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

     At December 31, 2003, we had approximately R$ 6.3 billion in loans and financing outstanding, of which approximately R$ 2.9 billion bore interest at fixed rates and approximately R$ 3.4 billion bore interest at floating rates of interest (primarily LIBOR, EURIBOR, CDI and TJLP-based). Loans and financing in foreign currency are mainly denominated in U.S. dollars and euros, and bear interest at fixed rates ranging from 2.2% to 20% per annum, or are subject to variable interest from 3.9% to 7.0% per annum above LIBOR/EURIBOR. On a swapped basis the cost of funding in reais is in line with market conditions taking into account the country risk and is equivalent to approximately from 100% to 110.7% of CDI (the interbank offer rate in Brazil). At December 31, 2003 the CDI rate was 16.27%. Although we have not hedged against the risk of interest rates increasing, we are considering the possibility to cover this risk by swapping CDI to pre fixed rate.

     We have financing in local currency with Banco Nacional de Desenvolvimento Econômico e Social – BNDES subject to a variable interest rate of 3.5% and 4.0% above the TJLP. We invest cash and cash equivalents (R$ 1,158.8 million at December 31, 2003) mainly in short-term real-denominated instruments.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2003 would be approximately R$ 66.2 million. Interest rate sensitivity was calculated by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and TJLP, LIBOR and EURIBOR) would all rise by 10% instantaneously on December 31, 2003 and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

     As of yet, we have not appointed an “audit committee financial expert”, as defined by the SEC. As disclosed in item 16D below, we are currently exempt from complying with the independence requirements of the audit committee pursuant to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16B. Code of Ethics

     In June, 2003, we approved a code of ethics to regulate the conduct of our senior financial officers. Our code of ethics deals with the following issues:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the CVM and/or the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to the Internal Audit Officer who, after review, has to report them to the CEO and CFO; and

•	accountability for adherence to the code.

     A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website (www.vivo.com.br).

     There have been no waivers to our code of ethics in 2003.

ITEM 16C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor for the years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

	Total Fees
	( in thousands of reais)
	2003	2002
Audit Fees	3,068	580
Audit-Related Fees	358	380
Tax Fees	91	—
All Other Fees	—	—
Total	3,517	960

Audit Fees

     Audit Fees are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

     Audit-Related Fees are fees charged by Deloitte Touche Tohmatsu Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and represent due diligence services related to potential and completed acquisitions and services associated with our bond offering in 2003.

Tax Fees

     “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu Auditores Independentes for tax compliance services.

Pre-Approval Policies and Procedures

     We have not set pre-approval policies and procedures for audit, audit-related services, tax services and other services to be provided by auditors, since we are not required to comply with such audit committee rule by July 31, 2005, according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Exchange Act Rule 10A-3(c)(3), we have our conselho fiscal, a board of auditors which follows the requirements presented by such rule. Furthermore, our current audit committee does not follow the independence requirements of such rule as we are still exempt from such requirements by July 31, 2005 according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not required for the year ended December 31, 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report:

1.1	By-laws (Estatuto Social) of Telesp Celular Participações S.A. (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 16, 1998, and as further amended and restated as of April 22, 1999 (incorporated by reference to our registration statement on Form F-6 filed on April 20, 1999 (File No. 333-9514)).

2.2	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

2.3	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A. (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001 filed on June 21, 2002).

4.1	Authorization Term of the Personal Mobile Service entered by Anatel and Telesp Celular Participações S.A. (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.2	Authorization Term of the Personal Mobile Service entered by Anatel and Global Telecom S.A. (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.3	Authorization Term of the Personal Mobile Service entered by Anatel and Tele Centro Oeste Celular Participações S.A. (English translation).

4.4	Consulting Agreement (instrumento Particular de Prestação de Serviços de Consultoria) dated as of January 7, 1999, between Telesp Celular S.A. and Portugal Telecom S.A. (currently Portugal Telecom S.G.P.S. S.A.)(incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.5	Shareholders’ Agreement dated as of February 6, 2001, among DDI Corporation, Inepar Telecomunicações S.A., ITX Corporation and Telesp Celular Participações S.A. (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.6	First Amendment to the Shareholders’ Agreement of Global Telecom S.A. dated August 14, 2001, among Telesp Celular Participações S.A., KDDI Corporation (formerly known as DDI Corporation), Inepar Telecomunicações S.A. and ITX Corporation (together with an English translation)(incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.7	Share Sale and Purchase Agreement dated January 13, 2001, among DDI Corporation, Inepar Telecomunicações S.A. and ITX Corporation (the “Sellers”) and Telesp Celular Participações S.A. (the “Purchaser”) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.8	Irrevocable Promise of Purchase and Sale of Shares Agreement and Other Covenants dated January 13, 2001, among DDI Corporation, Inepar Telecomunicações S.A. and ITX Corporation (the “Sellers”) and Telesp Celular Participações S.A. (the “Purchaser”) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.9	Supply Agreement (Contrato de Fornecimento) dated as of August 27, 2001, between Global Telecom S.A. and Motorola do Brasil Ltda. (English summary)(incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.10	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary) (incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

4.11	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary)(incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

8.1	Significant subsidiaries.

11.1	Code of Ethics (Código de Ética) of Telesp Celular Participações S.A. (English translation).

12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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
Date: June 30, 2004

Definitions:

BR CL — Accounting principles in accordance with Brazilian Corporate Law
U.S. GAAP — Generally accepted accounting principles in the United States of America

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of
Telesp Celular Participações S.A.:
São Paulo — SP

(1) We have audited the accompanying consolidated balance sheets of Telesp Celular Participações S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of loss, changes in shareholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2) We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the three years in the period ended December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6) As discussed in Note 3(q), effective January 1, 2003, the Company changed its method of accounting for sales of prepaid cellular minutes under accounting practices adopted in Brazil.

Deloitte Touche Tohmatsu
Auditores Independentes

June 15, 2004
São Paulo, Brazil.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
ASSETS

		December 31,
	Note	2003	2002
CURRENT ASSETS:
Cash and cash equivalents	12	1,158,849	17,803
Trade accounts receivable, net	13	1,212,474	542,476
Receivable from subsidiaries and affiliates	31	22,308	16,256
Inventories	14	157,296	147,670
Recoverable taxes	15	244,097	225,445
Deferred income tax	11	351,648	173,323
Derivatives	18	912,612	15,870
Prepaid expenses	16	92,689	55,422
Other current assets	17	82,155	3,904

Total current assets		4,234,128	1,198,169

NONCURRENT ASSETS:
Trade accounts receivable, net	13	—	11,867
Recoverable taxes	15	275,450	48,266
Deferred income tax	11	618,182	866,567
Derivatives	18	452,677	1,738,242
Prepaid expenses	16	24,338	11,191
Other noncurrent assets	17	74,426	4,427

Total noncurrent assets		1,445,073	2,680,560

PERMANENT ASSETS:
Investments	19	2,291,017	722,693
Goodwill on merged subsidiary, net	21	58,283	66,710
Property, plant and equipment, net	20	5,234,280	4,770,670
Deferred assets, net	22	210,239	215,514
Others		294	69

Total permanent assets		7,794,113	5,775,656

Total assets		13,473,314	9,654,385

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousand of Brazilian reais)
LIABILITIES, SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION

		December 31,
	Note	2003	2002
CURRENT LIABILITIES:
Payroll and related accruals	23	69,065	37,436
Trade accounts payable	24	1,254,990	546,438
Taxes payable	25	254,378	141,720
Loans and financing	26	3,993,316	2,068,070
Dividends and interest on shareholders’ equity		107,322	9,570
Reserve for contingencies	28	126,145	36,590
Derivatives	18	322,854	83,183
Payables to subsidiaries and affiliates	31	27,817	27,904
Deferred pre-paid services revenue		110,158	4,410
Other liabilities	27	27,561	67,499

Total current liabilities		6,293,606	3,022,820

NONCURRENT LIABILITIES:
Loans and financing	26	2,285,876	2,392,731
Reserve for contingencies	28	153,482	100,275
Taxes payable	25	182,813	118,720
Derivatives	18	39,659	—
Provision for pension plan	30	3,187	1,750
Other liabilities	27	546	7,979

Total noncurrent liabilities		2,665,563	2,621,455

MINORITY INTEREST		1,120,705	—

SHAREHOLDERS’ EQUITY:
Capital stock	33a	4,373,661	4,373,661
Capital reserve		1,089,879	1,067,796
Accumulated deficit		(2,070,379)	(1,431,500)

Total shareholders’ equity		3,393,161	4,009,957

Funds for capitalization		279	153

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION		3,393,440	4,010,110

Total liabilities and shareholders’ equity		13,473,314	9,654,385

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF LOSS FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais — except per share amounts)

		Years ended December 31,
	Note	2003	2002	2001
NET OPERATING REVENUE	4	6,046,377	3,414,991	2,966,120
COST OF SERVICES AND GOODS SOLD	5	(3,020,533)	(1,739,384)	(1,724,173)

GROSS PROFIT		3,025,844	1,675,607	1,241,947
OPERATING EXPENSES:
Selling expenses	6	(1,264,873)	(526,871)	(537,256)
General and administrative expenses	7	(561,302)	(343,220)	(317,544)
Other operating expenses, net	8	(145,047)	(39,833)	(41,179)

OPERATING INCOME BEFORE EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARY AND NET FINANCIAL EXPENSES		1,054,622	765,683	345,968
EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARIES		—	(890,706)	(653,595)
NET FINANCIAL EXPENSES	9	(1,133,504)	(808,422)	(541,477)

OPERATING LOSS		(78,882)	(933,445)	(849,104)
Net nonoperating income (expenses)	10	(25,658)	10,005	(408)

LOSS BEFORE EXTRAORDINARY ITEM, INCOME TAXES AND MINORITY INTEREST		(104,540)	(923,440)	(849,512)
Extraordinary item	19	—	(170,846)	(278,769)

LOSS BEFORE INCOME TAXES AND MINORITY INTEREST		(104,540)	(1,094,286)	(1,128,281)
Income taxes	11	(277,945)	(46,475)	14,664
Minority interest		(257,749)	—	—

NET LOSS		(640,234)	(1,140,761)	(1,113,617)

Shares outstanding at December 31 (thousands)		1,171,784,352	1,171,784,352	458,367,772

Loss per thousand shares outstanding at the balance sheet date (Brazilian reais)		(0.5464)	(0.9735)	(2.4295)

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais)

		Capital reserves		Income reserves
						Retained
		Special				earnings
	Capital	Premium	Share	Legal	Unrealized	(accumulated
	Stock	Reserve	Premium	reserve	profit reserve	deficit)	Total
BALANCE AT DECEMBER 31, 2000	1,873,347	1,065,044	99,710	48,147	28,836	742,041	3,857,125
Provision for pension plan, net of tax (Note 30)	—	—	—	—		(861)	(861)
Net loss	—	—	—	—	—	(1,113,617)	(1,113,617)
Reversal of reserves	—	—	—	(48,147)	(28,836)	76,983	—

BALANCE AT DECEMBER 31, 2001	1,873,347	1,065,044	99,710	—	—	(295,454)	2,742,647
Capital increase	2,403,356	—	—	—	—	—	2,403,356
Capitalization of special premium reserve	96,958	(96,958)	—	—	—	—	—
Unclaimed dividends – declared in 1998	—	—	—	—	—	4,715	4,715
Net loss	—	—	—	—	—	(1,140,761)	(1,140,761)

BALANCE AT DECEMBER 31, 2002	4,373,661	968,086	99,710	—	—	(1,431,500)	4,009,957
Unclaimed dividends – declared in 1999	—	—	—	—	—	1,355	1,355
Adjustment of income and social contribution tax rate on special premium reserve	—	22,083	—	—	—	—	22,083
Net loss	—	—	—	—	—	(640,234)	(640,234)

BALANCE AT DECEMBER 31, 2003	4,373,661	990,169	99,710	—	—	(2,070,379)	3,393,161

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
SOURCES OF FUNDS:
From operations:
Net income	(640,234)	(1,140,761)	(1,113,617)
Items not affecting working capital:	1,605,838	1,933,684	1,413,843

Depreciation and amortization	1,220,731	685,315	600,777
Minority interest	257,749	—	—
Monetary and exchange variations on noncurrent items, net	80,011	139,647	(66,846)
Net book value of property, plant and equipment and investments sold	42,690	13,134	1,124
Reserve for contingencies	(58,911)	8,644	7,936
Reserve for pension plan	1,373	444	—
Deferred taxes	46,440	24,948	(61,512)
Equity in losses of unconsolidated subsidiaries	—	890,706	653,595
Provision for loss on investment	—	170,846	278,769
Derivative transactions	15,755	—	—

Total from operations	965,604	792,923	300,226
From shareholders:
Capital increase	—	2,403,356	—
From third parties:
Increase in non current taxes payable	58,334	—	—
Loans and financing	1,907,238	—	1,676,161
Transfer of noncurrent to current assets	1,329,554	26,898	184,356
Unclaimed dividends	1,355	4,715	—
Transfer of permanent to current assets	—	37,800	—
Effect on working capital arising from consolidation of TCO	744,716	—	—

Total sources	5,006,801	3,265,692	2,160,743

USES OF FUNDS
Additions to property, plant and equipment	708,639	327,285	835,284
Transfer from noncurrent to current liabilities	2,151,190	825,368	581,627
Proposed dividends / interest on shareholders’ equity of subsidiaries	92,249	—	—
Increase in deferred assets	235	46,642	—
Effect on working capital arising from consolidation of Global Telecom S.A.	—	66,398	—
Expenses paid on behalf of Global Telecom	—	531,439	—
Advances for future capital increases	—	319,392	276,081
Investments in subsidiaries and affiliates	395,782	2,310,878	70,735
Goodwill paid on acquisition of subsidiaries	1,656,127	290,282	585,548
Other investments	34	35	34
Acquisition of reserve for future capital increase	25,436	—	—
Transfer from current to noncurrent assets	4,694	—	—
Increase in deferred taxes	178,581	—	—
Increase in prepaid expenses	28,661	—	110,955

Total uses	5,241,628	4,717,719	2,460,264

Decrease in working capital	(234,827)	(1,452,027)	(299,521)

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
Represented by:
Current assets	3,035,959	251,024	(312,003)

Beginning of period	1,198,169	947,145	1,259,148
End of period	4,234,128	1,198,169	947,145
Current liabilities	3,270,786	1,703,051	(12,482)

Beginning of period	3,022,820	1,319,769	1,332,251
End of period	6,293,606	3,022,820	1,319,769

Decrease in working capital	(234,827)	(1,452,027)	(299,521)

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2002	2001
OPERATING ACTIVITIES:
Net loss	(640,234)	(1,140,761)	(1,113,617)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,220,731	685,315	600,777
Minority interest	257,749	—	—
Reserve for pension plan	1,373	444	—
Loss on permanent asset disposals	18,694	13,134	1,124
(Gains) losses on forward and swap contracts	873,253	(945,111)	178,284
Provision for doubtful accounts	85,460	68,329	94,043
Monetary and exchange variation	(367,139)	1,326,595	235,896
Cash received (paid) on forwards and swaps contracts	(214,029)	268,237	(353,612)
Equity in results of operations of affiliate	—	890,706	653,595
Provision for loss on investment	—	170,846	278,769
Increase in accounts receivable	(528,164)	(77,965)	(41,636)
Increase in receivable from subsidiaries and affiliates	(6,052)	(16,206)	—
(Increase) decrease in inventories	22,956	(23,117)	(30,401)
Increase in recoverable taxes and deferred income taxes	(5,520)	(39,361)	(73,229)
(Increase) decrease in other current assets	(89,638)	(2,409)	105,047
Decrease in noncurrent accounts receivable	11,867	18,746	76,460
(Increase) decrease in other noncurrent assets	(37,678)	1,692	(110,955)
Increase in payroll and related accruals	22,382	3,315	6,158
Increase (decrease) in interest payable	80,532	(143,472)	182,271
Increase (decrease) in accounts payable	595,640	(142,228)	(35,050)
Increase (decrease) in taxes payable	77,601	32,106	(14,082)
Increase (decrease) in other current liabilities	141,461	(19,179)	151,789
Increase (decrease) in other noncurrent liabilities	(61,584)	54,790	(11,945)

Net cash provided by operating activities	1,459,661	984,446	779,686

INVESTING ACTIVITIES
Additions to property, plant and equipment	(708,639)	(327,285)	(835,284)
Additions to deferred assets	(235)	(46,642)	—
Acquisition of TCO, net of cash acquired of R$212,224	(1,715,263)	—	—
Acquisition of minority interest in subsidiaries	(3,505)	—	—
Acquisition of Holdings, net of cash acquired of R$5,487	—	(284,795)	(656,283)
Advances for future capital increases – Global Telecom and Holdings	—	(2,630,270)	(276,081)
Expenses paid on behalf of Global Telecom	—	(531,439)	—
Cash received on sale of marketable securities	760,426	—	—
Cash received on sale of property, plant & equipment	23,996	—	—
Other investments	(34)	(35)	(34)

Net cash used in investing activities	(1,643,254)	(3,820,466)	(1,767,682)

FINANCING ACTIVITIES
Loans repaid	(2,894,325)	(3,597,817)	(523,376)
New loans obtained	4,310,335	3,972,489	1,293,900
Dividends and interest on shareholders’ equity	(91,371)	(5,711)	(87,087)
Capital increase	—	2,403,356	—

Net cash provided by financing activities	1,324,639	2,772,317	683,437

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,141,046	(63,703)	(304,559)
CASH AND CASH EQUIVALENTS:
At the beginning of the year	17,803	81,506	386,065

At the end of the year	1,158,849	17,803	81,506

	Years ended December 31,
	2003	2002	2001
SUPPLEMENTARY CASH FLOW INFORMATION:
Income tax and social contribution paid	149,981	—	—
Interest paid	604,034	410,141	161,660
Details of acquisition of TCO/Holdings:
Current assets, excluding cash acquired	1,146,149	155,111	—
Noncurrent assets	100,883	471,990	—
Permanent assets	916,254	1,952,769	—
Current liabilities	(613,731)	(226,995)	—
Noncurrent liabilities	(383,132)	(394,140)	—
Minority interest	(982,865)	—	—

Net assets on date of acquisition	183,558	1,958,735	—

Elimination of investment accounts:
Advances of future capital increases	—	(2,906,351)	—
Intercompany payable	—	(531,439)	—
Investments	395,782	1,473,568	—

Cash acquired	(212,224)	(5,487)	—

Investments	395,782	—	70,735
Goodwill recorded at acquisition date	1,656,127	290,282	585,548
Acquisition of reserve for future capital increase	25,436	—	—
Liabilities assumed	(149,858)	—	—

Net cash paid for acquisitions	1,715,263	284,795	656,283

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS AND BACKGROUND

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company which, as of December 31, 2003, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is wholly-owned by Brasilcel N.V.

Brasilcel N.V. is controlled by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. (“TC”), and Global Telecom S.A. (“GT”), which provide, through authorizations or concessions, wireless communication services in the States of São Paulo, Paraná and Santa Catarina, including related services.

The Company is also the controlling shareholder of Tele Centro Oeste Celular Participações S.A. (“TCO”), which in turn is the controlling shareholder of the following operators:

			Expiration
	Interest held		date of
	by TCO -		concession/
Operator	%	Operating area	authorization
Telegoiás Celular S.A.	97.14	Góias and Tocantins	10/29/08
Telemat Celular S.A.	97.83	Mato Grosso	03/30/09
Telems Celular S.A.	98.54	Mato Grosso do Sul	09/28/09
Teleron Celular S.A.	97.23	Rondônia	07/21/09
Teleacre Celular S.A.	98.35	Acre	07/15/09
Norte Brasil Telecom – NBT	100.00	Amazonas, Roraima, Amapá,
		Pará and Maranhão	11/29/13

TCO also owns TCO IP S.A. (“TCP IP”), which provides telecommunications services, Internet access, solutions and other services.

Telecommunications services provided by the subsidiaries, including related services and tariffs, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 and February 3, 2003, ANATEL and the subsidiaries TC, GT and TCO and their subsidiaries signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the Federal Official Gazette on December 12, 2002 and February 5, 2003.

Authorizations granted to TC and GT are valid for the remaining periods of the concessions previously granted and currently replaced, to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for 15 years, subject to a renewal fee.

Authorizations granted to TCO and its subsidiaries are valid for the remaining period of the concessions previously granted and currently replaced, and may be renewed once for 15 years, subject to a renewal fee. The concession previously granted to TCO expires on July 24, 2006 (see expiration dates of concession of TCO’s subsidiaries in the table above).

On July 6, 2003, wireless operators in Brazil implemented the Carriers Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, according to SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Acquisition of equity interests — TCO

On April 25, 2003, under the terms of the Contract for Purchase and Sale of Shares, the Company acquired 64.03% of the voting capital and 20.69% of the total capital of TCO for approximately R$1,505.6 million, equivalent to R$19.48719845 per thousand common shares, of which approximately R$1,355.7 million was paid in cash and the remaining balance will be paid in installments. Additionally, the Company paid R$23.5 million to acquire a future obligation by TCO to issue capital stock to its previous owner and incurred costs directly related to the acquisition in the amount of R$9.5 million. This obligation was originally recorded by TCO as a capital reserve of R$25.4 million.

On September 30, 2003, the Brazilian Securities Commission (CVM) approved the purchase of additional common shares of TCO. On November 18, 2003, the Company acquired 26.70% of the voting capital of TCO (8.62% of total capital) for R$538.8 million. After this acquisition, TCP owned 90.73% of the voting capital of TCO (29.31% of total capital).

Merger of GT’s holding companies

On December 27, 2002, the Company purchased the remaining 51% of the common shares (17% of total capital) of the holding companies Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (GTPS) which together held the controlling interest in Global Telecom S.A.

As of March 31, 2003, the Company, seeking to minimize administrative and financial costs, merged these holding companies into GT, in which the merged net assets amounted to R$276 million. With this operation, the Company became the direct owner of Global Telecom S.A.

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

b. Consolidated Financial Statements

The consolidated financial statements include the operations of TC for all periods presented, the operations of GT as from December 27, 2002 and the operations of TCO as from April 25, 2003. GT’s results from January 1to December 27, 2002 and from February 6 to December 31, 2001 are reflected in the statement of operations under the equity method.

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

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and Cash Equivalents—Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

(b) Trade Accounts Receivable—Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of cellular handsets and accessories.

(c) Provision for Doubtful Accounts—Provision is made for those receivables for which recoverability is not considered probable.

(d) Foreign Currency Transactions—Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of loss as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

(e) Inventories—Consist of handsets and accessories stated at the average cost of acquisition. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

(f) Prepaid Expenses—Are stated at amounts disbursed for expenses not yet incurred.

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

(h) Property, Plant and Equipment—Are stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. At December 31, 2003, the concession license of GT is included in property, plant and equipment, and is being amortized using the straight-line method over the initial license term of 15 years. Interest on loans for financing construction in progress is capitalized as part of the cost of the asset.

Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred.

(i) Goodwill on Merged Subsidiary—Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

(j) Deferred assets —Represent preoperating expenses recorded as formation costs of GT, NBT and TCO IP, amortized using the straight-line method over a period of ten years for GT and NBT, and five years for TCP IP. Also includes amounts paid for exclusivity agreements with certain authorized dealers of the Company. These amounts are being amortized over the term of the related agreements, ranging from one to three years.

(k) Income and Social Contribution Taxes—are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recorded by the subsidiaries TC and TCO as its more likely than not that the assets will be realized. The deferred tax assets of TCP (individually) and GT have not been recorded, since their realization is not considered to be more likely than not.

(l) Loans and Financing—Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(m) FISTEL Fees—Through December 31, 2000, FISTEL (Telecommunication Inspection Fund) fees related to activations of new customers were charged to operations when paid. In light of industry practice, beginning January 1, 2001, such charges are being deferred and amortized over a period of 24 months, the estimated customer relationship period.

(n) Reserve for Contingencies— A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is probable.

(o) Pension and Post-Retirement Benefit— Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses recorded in income (Note 30).

(p) Vacation Payable Accrual—Cumulative vacation payable due to employees is accrued as earned.

(q) Revenue Recognition—Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are estimated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used, except in 2002 and 2001, when they were recognized upon sale. Effective January 1, 2003, the Company began to defer prepaid service revenue and amortize the deferred revenue based on subscriber airtime usage. The effect of this change had a negative impact on statement of loss for 2003 of approximately R$ 62 million.

(r) Net Financial Expense—Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Exchange gains and losses on forward contracts and swaps are included in net financial expenses.

(s) Derivatives—The Company enters into certain foreign exchange forward and swap contracts in order to hedge its exposure to fluctuations in exchange rates and interest rates for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet; the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

(t) Profit sharing—Provisions are recorded for employee profit sharing based on the profit of the related subsidiary.

(u) Research and Development—Research and development costs are charged to expense as incurred.

(v) Segment Information—The Company operates in three segments for local and regional cellular telecommunications, which correspond to the operations in the state of São Paulo – Telesp Celular, in the states of Paraná and Santa Catarina – Global Telecom and through the Distrito Federal and in the states of Goiás, Tocantins, Mato Grosso do Sul, Rondônia, Acre, Maranhão, Pará, Amapá, Roraima and Amazonas — TCO.

(x) Use of Estimates—The preparation of consolidated financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

(y) Loss per Share— Loss per thousand shares is calculated based on the number of shares outstanding on the balance sheet date.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. NET OPERATING REVENUE

	Years ended December 31,
	2003	2002	2001
Monthly subscription charges	1,259,685	972,498	820,734
Use of network	2,169,833	1,169,983	1,025,604
Roaming charges	33,530	47,419	70,031
Additional call charges	68,332	54,667	62,537
Interconnection	2,497,770	1,346,746	1,119,969
Other services	271,140	43,034	36,206

Total gross revenue from services	6,300,290	3,634,347	3,135,081
Value-added tax on services – ICMS	(887,808)	(550,857)	(474,257)
Employees’ profit participation program –PIS/ Social contribution on billing – COFINS	(225,023)	(132,398)	(112,626)
Service tax – ISS	(856)	(129)	(279)
Discounts granted	(162,800)	(6,372)	(49,339)

Net operating revenue from services	5,023,803	2,944,591	2,498,580

Sale of handsets and accessories	1,563,153	717,850	706,165
Value-added tax on sales– ICMS	(162,928)	(59,331)	(49,186)
Employees’ profit participation program –PIS/ Social contribution on billing – COFINS	(58,153)	(20,811)	(19,575)
Discounts granted	(268,391)	(145,653)	(119,555)
Returns of goods	(51,107)	(21,655)	(50,309)

Net operating revenue from sales of handsets	1,022,574	470,400	467,540

Total net operating revenue	6,046,377	3,414,991	2,966,120

There are no customers which contributed more than 10% of gross operating revenues in 2003, 2002 and 2001, except for Telecomunicações de São Paulo S.A. - TELESP, a related party. Telecomunicações de São Paulo S.A. — TELESP is the fixed service provider for the Company’s area and contributed approximately 24%, 26% and 25% of the total gross revenue for the years ended December 31, 2003, 2002 and 2001, respectively, mainly in relation to network usage charges.

5. COST OF SERVICES AND GOODS

	Years ended December 31,
	2003	2002	2001
Personnel	(48,586)	(27,222)	(25,383)
Outside services	(167,816)	(114,219)	(125,000)
Leased lines	(108,656)	(72,392)	(113,022)
Rent, insurance, condominium fees	(90,181)	(80,171)	(70,081)
Interconnection	(298,222)	(231,466)	(210,986)
Taxes and contributions	(202,352)	(96,044)	(71,247)
Depreciation and amortization	(870,240)	(564,134)	(519,822)
Cost of products sold	(1,222,293)	(548,907)	(580,637)
Other	(12,187)	(4,829)	(7,995)

Total	(3,020,533)	(1,739,384)	(1,724,173)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

6. SELLING EXPENSES

	Years ended December 31,
	2003	2002	2001
Personnel	(149,976)	(82,539)	(61,797)
Supplies	(16,685)	(8,947)	(10,320)
Outside services(i)	(762,359)	(264,066)	(273,680)
Rent, insurance, condominium fees	(32,366)	(15,592)	(11,666)
Taxes and contributions	(669)	(478)	(97)
Depreciation and amortization	(109,230)	(55,933)	(21,845)
Provision for doubtful accounts	(85,460)	(68,329)	(94,043)
Other	(108,128)	(30,987)	(63,808)

Total	(1,264,873)	(526,871)	(537,256)

(i) Outside services includes advertising costs amounting to R$220,737, R$78,726 and R$95,801 in 2003, 2002 and 2001, respectively.

7. GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2003	2002	2001
Personnel	(111,161)	(48,954)	(38,699)
Supplies	(6,511)	(2,451)	(4,074)
Outside services	(215,418)	(153,913)	(153,087)
Advisory and consulting services	(67,185)	(54,678)	(46,349)
Rent, insurance, condominium fees	(37,615)	(20,374)	(18,066)
Taxes and contributions	(5,096)	(3,069)	(738)
Depreciation and amortization	(105,061)	(56,822)	(50,684)
Management compensation	(6,737)	(2,318)	(3,142)
Other	(6,518)	(641)	(2,705)

Total	(561,302)	(343,220)	(317,544)

Total research and development costs was R$2,187 and 2001. The Company did not incur research and development expenses in 2003 and 2002.

8. OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2003	2002	2001
Income:
Late fees and penalties	33,469	18,230	14,517
Recovered expenses	24,186	4,547	4,366
Subsidiaries’ expired dividends	4,493	5,397	—
Other	16,340	7,976	6,217

Total	78,488	36,150	25,100
Expenses:
Reserve for contingencies, net of reversal	(9,415)	(30,813)	(37,294)
Goodwill amortization	(96,111)	—	—
Ceterp Celular S.A. goodwill amortization	(8,426)	(8,426)	(8,426)
Taxes other than on income	(61,281)	(25,383)	(19,886)
Donations and sponsorship	(10,912)	(214)	—
Amortization of preoperating expenses	(31,663)	—	—
Other	(5,727)	(11,147)	(673)

Total	(223.535)	(75,983)	(66,279)

Other operating expenses, net	(145,047)	(39,833)	(41,179)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

9. NET FINANCIAL EXPENSES

	Years ended December 31,
	2003	2002	2001
Income:
Financial income	264,931	73,342	71,008
Foreign currency exchange variation	1,089,457	620,195	598,898
Gains on derivative contracts, net	—	945,111	—
PIS/COFINS on financial income	(20,055)	(3,679)	—

Total	1,334,333	1,634,969	669,906

Expense:
Financial expenses	(873,479)	(347,780)	(268,720)
Monetary/exchange variations	(721,105)	(2,095,611)	(764,379)
Losses on derivatives contracts, net	(873,253)	—	(178,284)

Total	(2,467,837)	(2,443,391)	(1,211,383)

Net financial expenses	(1,133,504)	(808,422)	(541,477)

10. NET NONOPERATING INCOME (EXPENSES)

	Years ended December 31,
	2003	2002	2001
Net gain (loss) on disposal of fixed assets	(18,694)	10,190	(907)
Other	(6,964)	(185)	499

Nonoperating income (expenses), net	(25,658)	10,005	(408)

11. INCOME TAXES

In 2003, 2002 and 2001, the income tax expense was calculated based on the rates in effect of 34% (25% income tax and 9% social contribution tax).

Deferred taxes on temporary differences and tax loss carryforwards were calculated based on the rate of 34%.

     a. Components of Income Taxes

	Years ended December 31,
	2003	2002	2001
Current tax benefit (expense)	(109,893)	(670)	10,691
Deferred income tax benefit (expense)	(168,052)	(45,805)	3,973

Total	(277,945)	(46,475)	14,664

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     b. Reconciliation of Effective Tax Rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for 2003, 2002 and 2001:

	Years ended December 31,
	2003	2002	2001
Loss before income taxes and minority interest	(104,540)	(1,094,286)	(1,128,281)
Income and social contribution tax credits at combined statutory rate	35,544	372,057	383,616
Permanent additions:
Interest on shareholders’ equity forfeited - subsidiaries	(2,531)	(1,829)	—
Nondeductible expenses	(6,357)	(3,023)	(5,359)
Equity in losses of unconsolidated subsidiary	—	(302,840)	(222,222)
Permanent exclusions:
Foreign subsidiaries	—	3,036	—
Interest on shareholders’ equity credited - subsidiaries	32,003	—	—
Other:
Unrecognized income and social contribution tax benefits in TCP(i)	(144,107)	(115,789)	(141,214)
Unrecognized income and social contribution taxes on temporary differences (i)	(168,833)	—	—
Offset of tax loss carryforwards of unrecognized tax credits	1,520	—	—
Non deductible goodwill amortization	(32,324)	—	—
Other	7,140	1,913	(157)

Income and social contribution tax (charges) credits	(277,945)	(46,475)	14,664

(i)	The Company has not recognized these deferred income tax benefits as it is not “more likely than not” that these benefits will be realized.

     c. Composition of Deferred Income tax Assets

Deferred income tax assets based on temporary differences are comprised of the following:

	2003	2002
Tax credit recorded on corporate restructuring (Note 34)	642,272	728,742
Merged TCO tax credit	21,943	—
Provision/ accrual for:
Inventory obsolescence	8,005	7,123
Contingencies	59,125	42,631
Doubtful accounts	31,628	29,030
Network costs and customer discounts	—	16,619
Derivative transactions	7,211	90,690
Profit sharing program	6,845	4,904
Deferred sales	6,478	—
Other	28,506	4,037
Tax loss carryforwards	157,817	116,114

Total deferred taxes	969,830	1,039,890

Current	351,648	173,323
Noncurrent	618,182	866,567

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

a)
Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in two years.

b)
The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 34) and is realized as goodwill is amortized, over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period. The merged tax credit of the subsidiary TCO is being realized proportionally to the goodwill amortization and will be recovered by December 2004.

c)	Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

12. CASH AND CASH EQUIVALENTS

	2003	2002
Cash and banks	94,800	15,853
Temporary cash investments	1,064,049	1,950

Total	1,158,849	17,803

Temporary cash investments refer principally to bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13. TRADE ACCOUNTS RECEIVABLE, NET

The composition of accounts receivables is as follows:

	2003	2002
Billed amounts	447,387	214,958
Interconnection	353,272	143,899
Products sold	343,354	204,415
Unbilled amounts from services rendered	204,302	111,206
Provision for doubtful accounts	(135,841)	(120,135)

Total	1,212,474	554,343

Current	1,212,474	542,476
Noncurrent	—	11,867

As of December 31, 2002, noncurrent receivables refer to receivables from sales of “Peg&Fale” (take and talk) sets. These receivables are realized through additional airtime purchases by “Peg&Fale” service customers and are shown net of the provision for doubtful accounts, estimated based on past additional airtime purchases.

     There were no customers who contribute more than 10% of trade accounts receivable, net of the Company in 2003 and 2002, except for Telesp, the fixed service provider for the area that contributed approximately 15% and 16% of such account in 2003 and 2002, respectively, mainly in relation to interconnection charges.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Changes in the provision for doubtful accounts were as follows:

	2003	2002	2001
Beginning balance	120,135	103,642	97,803
Provision for doubtful accounts charged to selling expense	85,460	68,329	94,043
Effects of acquisition	29,597	10,302	—
Write-offs	(99,351)	(62,138)	(88,204)

Ending balance	135,841	120,135	103,642

14. INVENTORIES

	2003	2002
Digital handsets	167,100	169,248
Accessories	19,184	2,442
Reserve for losses	(28,988)	(24,020)

Total	157,296	147,670

15. RECOVERABLE TAXES

	2003	2002
Prepaid/ Recoverable income and social contribution taxes	229,481	50,097
Withholding income tax	116,216	117,193
Recoverable ICMS (State VAT)	140,536	104,776
Recoverable PIS and COFINS (taxes on revenue) and other	2,679	1,645

	488,912	273,711
ICMS on sales to be recognized	30,635	—

	519,547	273,311

Current	244,097	225,445
Noncurrent	275,450	48,266

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are by law only available for offset over a period of 48 months.

16. PREPAID EXPENSES

	2003	2002
FISTEL fees	49,223	30,457
Financial charges	7,142	712
Commercial incentives	13,123	34,504
Advertising	35,239	—
Rentals	9,222	—
Other	3,078	940

Total	117,027	66,613

Current	92,689	55,422
Noncurrent	24,338	11,191

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

17. OTHER ASSETS

	2003	2002
Prepaid subsidies for products	22,448	—
Advance to affiliate for purchase of shares	44,461	—
Credits with suppliers	49,491	1,535
Escrow deposits	27,964	4,277
Advances to employees	5,695	1,132
Other	6,522	1,387

Total	156,581	8,331

Current	82,155	3,904
Noncurrent	74,426	4,427

18. DERIVATIVES

The Company’s foreign-currency loans are denominated in U.S. dollars and Euros and are translated at the exchange rates prevailing at December 31, 2003 and 2002, as follows:

	2003	2002
Exchange rate of R$ per U.S. dollar	2.8892	3.5333
Exchange rate of R$ per Euro	3.6506	3.7012

The forward and swap contracts described below were entered into in order to mitigate exposure of the Company to foreign exchange variations.

						Forward swap /	Current assets
Issuance	Maturity	Notional amount Buy (Sell)				Exchange rate	Book value on
date	date	(thousands)				(i)	December 31
		2003		2002		2003	2003	2002
06/10/1998	27/09/2004					R$1.1807
Through	through					through
22/01/1999	26/09/2006	US$	580,000	US$	580,000	R$1.2300	512.550	—
09/09/2000	24/09/2004	US$	(300,000)	US$	(300,000)	R$2.25	(191,760)	—
27/07/2001	27/07/2004					R$2,1630
Through	through					Through
05/12/2001	29/11/2004		€416,050		€760,179	R$2,4905	519,716	12,435
03/11/2003	24/02/2005					R$0,026165
Through	through					Through
28/11/2003	20/05/2005		¥11,363,024		—	R$0,026739	—	—
02/10/2001	17/01/2005					R$2.3628
Through	through					Through
18/11/2003	15/02/2007	US$	262,714		—	R$3.6227	—	—
Short-term contracts		US$	586,600	US$	121,446		65,955	3,435
Short-term contracts			€22,000		—		6,151	—

Total							912,612	15,870

[Additional columns below]

[Continued from above table, first column(s) repeated]

						Noncurrent
						liability
		Noncurrent assets		Current liability		Book value
Issuance	Maturity	Book value on		Book value on		on
date	date	December 31		December 31		December 31
		2003	2002	2003	2002	2003
06/10/1998	27/09/2004
Through	through
22/01/1999	26/09/2006	443,366	1,083,968	27,857	38,613	—
09/09/2000	24/09/2004	—	(384,990)	—	—	—
27/07/2001	27/07/2004
Through	through
05/12/2001	29/11/2004	—	1,039,264	14,974	42,516	—
03/11/2003	24/02/2005
Through	through
28/11/2003	20/05/2005	4,799	—	—	—	7,699
02/10/2001	17/01/2005
Through	through
18/11/2003	15/02/2007	4,512	—	—	—	31,960
Short-term contracts		—	—	278,660	2,054	—
Short-term contracts		—	—	1,363	—	—

Total		452,677	1,738,242	322,854	83,183	39,659

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Gains and losses on forward and swap contracts are recorded as part of net financial expenses.

During 1998 and 1999, the Company entered into long-term forward contracts in the total amount of US$580,000,000 that mature from September 2004 through September 2006. The contracts stipulate semi-annual payments of premiums of 7% to 20% (annual rates) during the initial year, and 35% to 38% of the CDI rate in subsequent years, based on the notional amount contracted. On December 31, 2003 and 2002, the CDI rate was 16.27% and 24.83%, respectively, per year. These contracts were entered into with fixed exchange rates ranging from R$1.18 to R$1.23 per US$1.00. The net settlement value of these forward contracts was R$955,916 and R$1,083,968 at December 31, 2003 and 2002, respectively, which represent unrealized gains. In addition, accrued and unpaid premiums in the amount of R$27,857 and R$38,613, respectively, are recorded in the balance sheet as part of the current liabilities at December 31, 2003 and 2002. There were no realized gains or losses on the long-term forward contracts during the years ended December 31, 2003, 2002 and 2001. Amortization of premiums amounted to R$150,703, R$119,734 and R$80,160, respectively, for the years ended December 31, 2003, 2002 and 2001.

During 2000, the Company sold options to purchase US$ 300,000,000 at a fixed rate of R$ 2.25 to US$1.00, that mature on September 24, 2004. The unrealized loss on these contracts was R$191,760 and R$384,990 at December 31, 2003 and 2002. The premium received for these options is being amortized on a straight-line basis over the life of the contract. The unamortized premium was R$8,959 and R$19,910 at December 31, 2003 and 2002, and is included as a component of other liabilities in the balance sheet (Note 27).

At December 31, 2003 and 2002, the Company had outstanding foreign currency interest rate swaps with notional amounts of € 416,050,479 and € 760,179,000, respectively, that mature in July and November 2004. At December 31, 2003, these swaps require payments of interest at a weighted average interest rate of 103.55% of CDI over/under EURIBOR + 3.50% at a weighted average fixed exchange rate of €2.47 per R$1.00. The carrying value of these swaps, representing unrealized gains, was R$504,742 and R$1,009,183, respectively, at December 31, 2003 and 2002, respectively.

Additionally, at December 31, 2003 the Company had short term foreign currency swaps with notional amounts of US$586,600,073 and €22,000,000 to cover short-term loans maturing in 2004. These swaps require payment of interest at an average rate of 100% of CDI against the right to receive an average fixed rate of 12.12% per annum in U.S. Dollar terms. The net carrying value of these swaps at December 31, 2003 was a liability of R$207,917.

Additional information on derivative contracts is included in Note 32.

19. INVESTMENTS

a) Investments in subsidiaries

	December 31, 2003
	Common	Preferred
	Stock	Stock	Total
Investee	interest (%)	interest (%)	interest (%)
Telesp Celular S.A.	100	—	100
Global Telecom S.A.	100	100	100
Tele Centro Oeste Celular Participações S.A.	90.73	—	29.31

The interest in TCO is calculated considering capital less treasury shares.

	December 31, 2002
	Common stock	Preferred stock	Total
Investee	interest (%)	interest (%)	interest (%)
Consolidated subsidiaries:		(Direct Interests)
Telesp Celular S.A.	100%	100%	100%
Daini do Brasil S.A.	100%	100%	100%
Globaltelcom Telecomunicações S.A.	100%	100%	100%
GTPS S.A. Participações em Invest. Telecom	100%	100%	100%
Global Telecom S.A.	76.83%	76.83%	76.83%

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Number of shares held

	December 31, 2003
	In thousands
Investee	Common	Preferred	Total
Telesp Celular S.A.	83,155,768	—	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	109,462,233	—	109,462,233

	December 31, 2002
Investee	Common	Preferred	Total
		(Direct interests)
Consolidated subsidiaries:
Telesp Celular S.A.(i)	33,650,043	49,505,725	83,155,768
Daini do Brasil S.A.	14,914,315	29,828,631	44,742,946
Globaltelcom Telecomunicações S.A.	2,732,190	5,464,381	8,196,571
GTPS S.A. Participações em Invest. Telecom	13,710	27,415	41,125
Global Telecom S.A.	1,978	3,957	5,935

(i) At December 31, 2002, Telesp Celular S.A. had wholly owned investments in Telesp Celular International Ltd. and Telesp Celular overseas, financing companies located in the Cayman Islands.

c) Information on subsidiaries

			Net income	Net income
			(loss) for	(loss) for
	Shareholders’	Shareholders’	the year	the year
	equity -	equity -	ended	Ended
Investee	Dec, 31 2003	Dec, 31 2002	Dec, 31 2003	Dec, 31 2002
Telesp Celular S.A.	3,417,322	3,274,152	495,172	250,491
Global Telecom S.A.	988,686	911,935	(436,020)	(771,143)
Daini	—	397,526	—	(582,669)
Globaltelcom	—	74,455	—	(121,316)
GTPS	—	29,839	—	(67,340)
TCO	1,556,086	—	463,408	—

d) Components and changes

The Company’s investments are comprised of equity interests in the capital of the subsidiaries TC, GT and TCO, as well as goodwill, reserve for investment losses and other investments, as shown below:

	Consolidated
	2003	2002
Goodwill recorded on acquisitions	2,740,632	1,172,308
Reserve for investment losses (i)	(449,615)	(449,615)

Total	2,291,017	722,693

(i) As a result of the operating losses incurred by GT and its negative net assets as of December 31, 2003 and 2002, TCP recognized a reserve for losses on investments in the amount of R$449,615.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Changes in investment balances for the years ended December 31, 2003 and 2002 are as follows:

	TCP
	2003	2002
			Reserve for
			excess of
			liabilities over
	Investments	Investments	assets (i)
Investments, net of reserve for loss - beginning of the year	722,693	582,860	(582,860)
Equity pick-up(i)	—	—	(890,706)
Goodwill paid on investment acquisitions (ii)	1,656,127	290,282	—
Amortization of goodwill paid on investment acquisitions	(96,111)	—	—
Reserve for investment losses (iii)	—	(170,846)	—
Advance for future capital increase	—	319,393	—
Investments in subsidiaries	—	837,312	1,473,566
Effects of consolidation of GT and Holdings:
Elimination of investment and advance for future capital increase	—	(1,432,786)	—
Recognition of pre-existent goodwill	—	296,478	—
Effects of acquisition of TCO	7,910	—	—
Other	398	—	—

Investments, net of reserve for loss - end of the year	2,291,017	722,693	—

(i) On December 31, 2002, TCP recorded provision for unsecured liabilities in the amount of R$890,706, corresponding to its indirect participation in GT’s excess of liabilities over assets.

(ii) In 2003, the goodwill paid on the acquisition of TCO amounted to R$1,656,127, of which R$1,478,458 was based on the expectation of future profitability and will be amortized over ten years. The remaining balance was based on asset appreciation of real properties and operating licences and will be amortized over the remaining useful life of these assets. In 2002, the goodwill recorded on the acquisition of the interest in the holding companies of GT will be amortized over 10 years based on the estimated future profitability, to commence when profitable operations are achieved, which is anticipated to occur in 2005.

(iii) As a result of the significant operating losses incurred by GT during 2002, TCP recorded provisions for losses on its investment on December 31, 2002. These provisions were recorded as an extraordinary item in the statement of loss.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. PROPERTY, PLANT AND EQUIPMENT, NET

          a. Composition

		Consolidated
		2003		2002
		Accumulated	Net book	Net book
	Cost	depreciation	value	Value
Transmission equipment	4,007,341	(2,328,027)	1,679,314	1,596,833
Switching equipment	1,548,860	(753,871)	794,989	717,369
Infrastructure	1,227,225	(438,993)	788,232	740,053
Land	47,937	—	47,937	39,851
Software use rights	1,005,943	(457,785)	548,158	511,810
Buildings	165,928	(29,863)	136,065	110,133
Handsets(i)	200,982	(133,155)	67,827	54,518
Concession license	976,476	(368,586)	607,890	625,913
Other assets	328,359	(170,095)	158,264	167,277
Construction in progress	405,604	—	405,604	206,913

Total	9,914,655	(4,680,375)	5,234,280	4,770,670

(i) Handsets on loan to customers.

On January 1, 2003, the Company changed its estimate of the useful life of handsets from 36 months to 18 months, to better reflect the impact of the usage of these assets. The effect of this reduction in 2003 represented an increase in depreciation expense of R$34,854, compared to the previous year.

In 2003 and 2001, financial expenses in the amount of R$1,655 and R$55,685, respectively, on loans and financing for construction in progress were capitalized. In 2002, the Company did not capitalize financial expenses since construction in progress was internally financed.

          b. Depreciation Rates

The useful lives of property, plant and equipment are as follows:

	Useful lives
	2003	2002	2001
Automatic switching equipment	8 to 10	10	10
Transmission and other equipment	7 to 10	10	10
Buildings	25 to 35	35	35
Other assets	1,5 to 35	5 to 35	5 to 35

Certain useful lives changed on an aggregate basis as result of consolidation of TCO in 2003.

          c. Rentals

The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

	2003	2002	2001
Rent expense	130,922	85,863	72,815

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Rental commitments, related primarily to facilities, including the future minimum rental payments, are as follows:

Year ending December 31, 2004	77,242
2005	53,420
2006	41,984
2007	33,063
2008	27,638
2009 and thereafter	138,082

Total minimum payments	371,429

Additionally, the Company has a rental commitment with Telecomunicações de São Paulo S.A. (TELESP), a related party, in an annual amount of R$13,361 that includes all costs related to the rental of certain facilities used in providing telecommunications services, including electrical and air conditioning equipment.

21. GOODWILL ON MERGED SUBSIDIARY, NET

	2003	2002
Cost
	84,265	84,265
Accumulated amortization	(25,982)	(17,555)

Total	58,283	66,710

The amount of goodwill is being amortized using straight-line method over a ten-year period, based on the expected future profitability of Ceterp Celular, the acquired company.

22. DEFERRED ASSETS, NET

	Annual
	amortization
	rate - %	2003	2002
Pre-operating costs:
Amortization of licenses	10.00	80,496	80,496
Financial expenses	10.00	201,131	184,430
General and administrative expenses	10.00	71,624	43,633

		353,251	308,559
Goodwill (commerce locations)		12,109	10,460

		365,360	319,019
Accumulated amortization:
Pre-operating expenses		(149,935)	(100,489)
Goodwill (commerce locations)		(5,186)	(3,016)

Total, net		210,239	215,514

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

23. PAYROLL AND RELATED ACCRUALS

	2003	2002
Wages and salaries	36,295	17,854
Accrued vacation and social security charges	28,680	17,140
Accrued benefits	4,090	2,442

Total	69,065	37,436

24. TRADE ACCOUNTS PAYABLE

	2003	2002
Suppliers	1,022,108	478,563
Interconnection	58,082	48,055
Amounts payable to long distance operators - SMP (i)	140,935	—
Other	33,865	19,820

Total	1,254,990	546,438

(i)	Refers to long-distance services to be passed on to the operators due to the migration to SMP (Note 1).

25. TAXES PAYABLE

	2003	2002
State VAT (ICMS)	291,620	178,992
Income tax withheld at source	3,544	24,671
Taxes on revenue (PIS and COFINS)	51,637	45,829
FISTEL fees	73,409	6,519
FUST and FUNTTEL	3,902	2,588
Other taxes	13,079	1,841

Total	437,191	260,440

Current	254,378	141,720
Noncurrent	182,813	118,720

Of the noncurrent portion: (a) R$155,149 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments. This agreement stipulates the due date of ICMS as the 49th month following that in which the ICMS is determined, among other benefits, and (b) R$9,972 refers to ICMS - “Programa Teleproduzir” arising from an agreement made with the Goiás State Government, for deferral of ICMS payments. This agreement stipulates that the ICMS used as a tax credit will be paid in 84 monthly installments, on a monthly interest rate of 0.02% with a grace period of 12 months from the date of final credit use.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

26. LOANS AND FINANCING

a.	Composition of Debt

Description	Currency	Annual interest	Maturity date
				2003	2002
Financial institutions:
Finimp	US$	4.78% to 14.06%	01/2004 to 03/2004	105,880	—
Compror	US$	15% to 25.9%	02/2004	18,818	57,560
BNDES	R$	TJLP + 3.5% to 4% (*)	01/2004 to 01/2008	635,670	605,020
BNDES	UMBND	3.5% to 3.6%	01/2004 to 01/2008	78,625	93,677
	R$	110% to 118% of CDI
Working capital				—	427,000
Resolutions No. 63 and No. 2770	US$	3% to 16.83%	02/2004 to 11/2005	1,615,545	371,547
Resolution No. 63		¥1.3%	02/2005 to 05/2005	306,927	—
Export Development Corporation -		3.90% to 5.0% + Libor		125,509	—
EDC	US$		11/2005 to 12/2006
Floating rate notes	US$	6.75%	12/2004	433,380	—
Debentures	R$	104.6% of CDI	08/2008	506,750	—
Brazilian short term financing	US$	Libor + 2% to 7%	05/2004	29,705	—
Suppliers:
NEC do Brasil	US$	7.30%	05/2004 to 11/2005	15,657	28,721
Affiliated companies:
Commercial paper	US$	5.0%+Libor	07/2004	346,704	423,996
Resolution No. 4131		€7.0% + Euribor		—	164,959
Resolution No. 4131	US$	13.25%	09/2007 to 12/2007	260,028	706,660
Floating rate notes		€7.0% + Euribor	11/2004	1,518,830	1,539,886
Investment acquisition - TCO	R$	2 to 4.5% p.a. + 108% to 110% of CDI		149,858	—
Other	R$	Column 20 FGV		1,845	—
Accrued interest				129,461	41,775

Total				6,279,192	4,460,801

Current				3,993,316	2,068,070
Noncurrent				2,285,876	2,392,731

(*) In the event that the long-term interest rate (TJLP) exceeds 10% p.a., the spread increases to 6%.

a)	Repayment schedule

The long-term portion of loans and financing matures as follows:

2003
Consolidated
2005	1,273,900
2006	151,973
2007	856,407
2008	3,596

Total	2,285,876

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     b)  Restrictive covenants

The Company’s loans and financing agreements contain various covenants relating to the maintenance of minimum indexes of capitalization, short-term liquidity, and financial results, covering of the service of the debt, loans and financing limit. At December 31, 2003 GT was not in compliance with several covenants relating to loan form National Bank Economic and Social Development (BNDES) amounting to R$263,352.No adjustment has been made to these financial statements, since waivers for the noncompliance with these covenants have been obtained through December 31, 2004.

At December 31, 2003, the Company is in compliance with all other loan covenants.

      c) Hedges

As of December 31, 2003, the Company and its subsidiaries have exchange contracts in the amounts of US$1,129,314,000, ¥11,363,024,000 and €438,050,000 to hedge against exchange rate fluctuations on foreign currency obligations. At December 31, 2003, the Company and its subsidiaries recognized accumulated net unrealized gains of R$1,002,776 (R$1,670,929 at December 31, 2002) on these hedges, represented by a balance of R$1,365,289 (R$1,754,112 at December 31, 2002) in assets, of which R$912,612 (R$15,870 at December 31, 2002) was in current and R$452,677 (R$1,738,242 at December 31, 2002) in noncurrent, and balances of R$322,854 (R$83,183 at December 31, 2002) in current liabilities and R$39,659 in long-term liabilities.

     d) Guarantees

TC’s loans and financing in local currency includes R$270,424 at December 31, 2003, which represent liabilities to BNDES and are secured by customer receivables.

GT loans and financing amounting to R$263,352 are guaranteed by accounts receivable, of which up to 140% of the monthly installments may be kept and by TC’s avale.

TCO guarantees comprise the following:

Banks	Guarantees
BNDES — TCO operators	15% of receivables and Bank Deposit Certificated — CDB’s equivalent to the amount of next installment payable.

BNDES NBT	100% of receivables and CDB’s equivalent to the amount of next installment payable during the first year and Bank Deposit Certificated - CDB’s equivalent to two installments payable in the remaining period.

27. OTHER LIABILITIES

	Consolidated
	2003	2002
Premium on sale of call option (i)	8,959	19,910
Network costs and customer discounts (ii)	—	48,880
Accrual for customer loyalty program (iii)	8,494	6,241
Liabilities with customers ..	10,108	118
Other	546	329

Total	28,107	75,478

Current	27,561	67,499
Noncurrent	546	7,979

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(i)	In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on an accrual basis.

(ii)	Relates to prepaid service bonuses to be granted to customers.

(iii)	GT and TCO have customer loyalty programs whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and others). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

28. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	2003	2002
Tax	147,721	110,779
TELEBRÁS - Claim	94,931	—
Labor and civil	36,975	26,086

Total	279,627	136,865

Current	126,145	36,590
Noncurrent	153,482	100,275

The changes in the reserve for contingencies are as follows:

	2003	2002	2001
Beginning balance	136,865	109,508	72,214
Additional provision, net of reversals	9,415	30,813	37,294
Monetary variation	29,618	—	—
Payments, net of reclassifications	(3,147)	(14,935)	—
Effects of acquisitions	106,876	11,479	—

Total	279,627	136,865	109,508

Tax

Probable loss

a) ICMS (state VAT)

As of December 31, 2003, GT and TCO, based on the opinion of legal counsel, accrued the amount of R$16,851, of which R$15,195 relates to GT and R$1,656 to TCO, in connection with ICMS tax assessments.

b) COFINS (tax on revenue)

TC received a tax assessment notice related to the offset of COFINS, in January and February 2000, against credits originated from the amount exceeding 1/3 of COFINS paid in 1999, after offset against social contribution (CSLL) tax. The accrued amount as of December 31, 2003 was R$23,276 (R$20,280 as of December 31, 2002).

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c) PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculations for PIS and COFINS were changed by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount against the CSLL, and also (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenue and profits, (ii) the federal government used an inadequate method to increase COFINS and PIS, i.e., ordinary law instead of supplementary law, (iii) to become effective, the 90-day period from the date of publication of the law was not met.

TCP and its subsidiary TC obtained favorable lower-court decisions authorizing the exclusion of other income from the PIS and COFINS tax bases, as well as the maintenance of COFINS payments at the rate of 2%. However, these decisions are not final.

Despite the favorable decision obtained in the lower court, TCP and TC, on a conservative basis, decided to continue paying the COFINS at the rate of 3%. Accordingly, in relation to this aspect, additional payments will not be required.

As regards to other income, management has recognized reserves for contingencies in the amounts of R$51,082 for TCP and R$46,803 for TC at December 31, 2003.

TCO also filed an injunction challenging the constitutionality of Law No. 9,718/98, and in order to suspend the tax credit requirement, accruals were recorded and escrow deposits were made for the amounts determined by the subsidiaries, totaling approximately R$9,709.

GT also challenged the amendment introduced by Law No. 9,718/98, but as it did not obtain an injunction, GT made an escrow deposit for the respective amounts.

Due to the changes introduced by Law No. 10,637/02, the Company and its subsidiaries have been including other income in the PIS tax base since December 2002.

Possible loss

Based on legal counsel’s opinion, management believes that the resolution of the matters below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded any reserve in the financial statements as of December 31, 2003.

a) ICMS

GT and TCO received tax assessment notices totaling R$1,920, related to: (i) R$1,119 - ICMS on supplementary services, and (ii) R$801 - several ICMS tax assessments.

b) ISS (municipal service tax)

GT received tax assessment notices totaling R$110, related to: (i) R$101 - ISS on surcharge per call, and (ii) R$9 - ISS sundry services.

Alleged tax debt relating to the period from October 2000 to May 2002, for the nonpayment of ISS on income from various services provided by NBT (Roraima). The debt claimed is R$452.

c) Tax Credits

Under certain conditions, Brazilian law permits companies to benefit from tax credits related to the amortization of goodwill. Despite this fact, an action was filed on December 16, 1999 against ANATEL and the New Holding Companies, including Telesp Celular, that have undergone a corporate restructuring in connection with the Breakup of Telebrás and that recognized tax credits to offset premiums paid by their controlling shareholders at the time of their acquisition. Based on the opinion of

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

external legal counsel, an unfavorable outcome related this action is possible. On December 31, 2003 the total benefit utilized from tax credits related to the amortization of goodwill was R$328,457(R$219,904 in 2002).

TELEBRÁS - Claim

The Telebrás claim relate to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS which, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting in May 1998, and in the opinion of TCO’s management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

Although management believes that there was an error in the allocation of the loans upon the spin-off, the Company has reserved amounts corresponding to loans payable to Tele Centro Sul Participações S.A. (“Tele Centro Sul”) based on external legal counsel’s opinion that the possibility of an unfavorable outcome is probable. The Company is restating the loans based on the general market price index (IGP-M) plus 6% annual interest. Tele Centro Sul has filed a claim to index the loans to the U.S. dollar. The Company’s external legal counsel’s opinion is that an unfavorable outcome is possible relating to the claim referring to the restatement index. The difference in contingencies not recognized between IGP-M plus 6% and the U.S. dollar index is estimated at R$31,669 and R$68,780 as of December 31, 2003 and 2002, respectively.

Labor and civil

Probable loss

a) Additional per Call and Roaming

The Company is involved in judicial processes resulting from the charge for additional per call (AD) and roaming (DSL-I) related to certain alternative service plans. The amount of the provision at December 31, 2003 was R$203 (R$15,077 in 2002). The Company has already suspended the billing of “AD” and “DSL-I” in the intra-area region.

b) Other

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

Possible loss

a) Ownership of the Caller ID

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

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Validity of the Minutes in the Prepaid Plans

Telesp Celular and Global Telecom are the defendants in a lawsuit brought by the federal public prosecutor’s office and associations for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage. This lawsuit is still in its initial stages. Based on the opinion of the Company’s management and external counsel, an unfavorable outcome related to this lawsuit is possible. The defendants appealed this decision and the court agreed, on May 21, 2003, to suspend enforcement of the injunction, however Telesp Celular has not received the official notice of the court’s decision.

c) Adjustment of Tariffs

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

d) Tariffs Charged by the “Baby Plan”

TC and GT are defendants in lawsuits brought by an association for consumers’ protection called ANADEC which challenges the way airtime is calculated in the “Baby” prepaid plan. TC and GT’s criteria are in strict compliance with the ANATEL rules. In March 2001, a São Paulo lower court ruled in the TC lawsuit that the criteria adopted violated the Brazilian consumer protection code and that, therefore, TC would have to reimburse its customers the amounts established by the court. TC considers this decision to be contrary to ANATEL’s regulations. TC has appealed from this decision. The lawsuit involving GT is in its initial stages. The amount of damages should TC and GT fail in their defense cannot be accurately estimated due to the fact that the final number of defendants at this time is uncertain. Based on the opinion of external legal counsel , an unfavorable outcome related to this lawsuit is possible

e) Other

Include several labor and civil claims in which the chance of loss is classified as possible but not probable, the amount involved is R$18,933 for civil claims and R$26,852 for labor claims.

29. LEASES

In 2003, TC and TCO recorded rental expenses under lease agreements totaling R$30,163 (R$26,728 and R$20,500 in 2002 and 2001, respectively), which are denominated substantially in U.S. dollars. The outstanding obligation under such agreements, adjusted for exchange rates prevailing at December 31, 2003, is R$16,181 (R$45,776 as of December 31, 2002), payable in quarterly installments through June 2005.

30. PENSION AND POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel. TC and TCO have single-employer sponsored pension plans for active employees(PBS — Telesp Celular and PBS-TCO). The PBS-A plan for retired employees (PBS-A) and the PAMA plan that provides postretirement health care benefits remained as multiemployer plans.

Contributions to the PBS — Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the applicable rules in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

payroll for employees covered by the plan, of which 12% is allocated to fund the PBS — Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan.

Sistel has established defined contribution plans (TCP Prev and TCO Prev) for 39.1% of the employees of TCP and its subsidiary TC, and 99% of the employees of TCO. The TCP Prev and the TCO Prev plans are maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. TC and TCO are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plans (PBS — Telesp Celular and PBS-TCO) were granted the option of migrating to the TCP Prev and TCO Prev plans. This option was extended to employees who did not participate in the PBS — Telesp Celular and PBS-TCO plans, as well as to all new hires. The Company’s contributions to TCP Prev and TCO Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

In 2003, TCP and its subsidiaries TC and TCO contributed the amounts of R$5 (R$18 in 2002) and R$3 (R$1,792 in 2002) to the PBS — Telesp Celular and PBS-TCO plans, respectively, and the amounts of R$2,850 (R$2,496 in 2002) and R$4,380 (R$3,229 in 2002) to the TCP Prev and TCO Prev plans, respectively.

The Company elected to recognize actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2003, the total liability recognized amounted to R$3,187 (R$1,750 in 2002).

The following is the accrual for retired employees’ defined benefit and health care plans and other information required by CVM Instruction No. 371 applicable to such plans:

Plan	2003	2002
TCP Prev	—	773
TCO Prev	2,471	—
PAMA	716	977

Total	3,187	1,750

a) Reconciliation of funded status

			2003
	TCP Prev	TCO Prev	PAMA (i)	PBS - (ii)	PBS-A (ii)
Benefit obligation	1,557	36,143	1,643	9,971	8,874
Fair value of plan assets	(1,857)	(33,672)	(927)	(10,661)	(10,602)

Funded status	(300)	2,471	716	(690)	(1,728)

			2002
	TCP Prev	TCO Prev	PAMA (i)	PBS - (ii)	PBS-A (ii)
Benefit obligation	2,357	—	1,097	6,585	5,212
Fair value of plan assets	(628)	—	(486)	(7,627)	(6,572)
Unrecognized net gains (losses)	(956)	—	366	745	407

Accrued (prepaid) cost	773	—	977	(297)	(953)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multiemployer plans — PAMA and PBS-A.

(ii)	Although TCP Prev (at December 31, 2003), PBS and PBS-A have a surplus balance, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, PBS-A is a non-contributory plan, which precludes a reduction of contributions by the sponsor in the future.

b) Net periodic cost for the year

		2003
	TCP Prev	TCO Prev	PAMA (i)
Service cost	357	1,343	11
Interest cost	265	3,536	195

Total	622	4,879	206

		2002
	TCP Prev	TCO Prev	PAMA (i)
Service cost	425	—	—
Interest cost	322	—	80
Expected return on plan assets	—	—	(2)

Total	747	—	78

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c) Change in accrued cost

	TCP Prev	TCO Prev	PAMA (i)
Accrued cost as of December 31, 2001	382	—	924
Net periodic cost	747	—	78
Recognition of actuarial gains for the year	(356)	—	(25)

Accrued cost as of December 31, 2002	773	—	977
Acquisition of TCO	—	54	10
Net periodic cost	622	4,879	206
Recognition of actuarial gains for the year	(1,422)	(1,107)	(69)
Adjustment for allowed deferral – unrecognized actuarial gains (losses)	27	—	(407)
Sponsor’s contributions for the year	—	(1,355)	(1)

Accrued cost as of December 31, 2003	—	2,471	716

d) Change in Benefit obligation

	TCP Prev	TCO Prev	PAMA (i)	PBS -(ii)	PBS-A (ii)
Benefit obligation as of December 31, 2001	2,865	—	1,362	6,350	4,880
Service cost	425	—	—	34	—
Interest cost	322	—	80	693	531
Benefits paid for the year	—	—	(39)	(517)	(426)
Actuarial (gains) losses for the year	(1,255)	—	(306)	25	227

Benefit obligation as of December 31, 2002	2,357	—	1,097	6,585	5,212
Acquisition of TCO	—	31,505	656	826	2,524
Service cost	357	1,343	11	87	—
Interest cost	265	3,536	195	809	841
Benefits paid for the year	—	(232)	(72)	(881)	(650)
Actuarial (gains) losses for the year	(1,422)	(9)	(244)	2,545	947

Benefit obligation as of December 31, 2003	1,557	36,143	1,643	9,971	8,874

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

e) Change in plan assets

	TCP Prev	TCO Prev	PAMA (i)	PBS - (ii)	PBS-A (ii)
Fair value of plan assets as of December 31, 2001	2,483	—	438	6,446	5,584
Benefits paid for the year	—	—	(39)	(517)	(426)
Sponsor’s contributions for the year	—	—	2	24	—
Return on plan assets for the year	(1,855)	—	85	1,674	1,414

Fair value of plan assets as of December 31, 2002	628	—	486	7,627	6,572
	—	25,225	291	2,660	3,153
Benefits paid for the year	—	(232)	(72)	(881)	(650)
Sponsor’s contributions for the year	—	1,355	1	15	—
Return on plan assets for the year	1,229	7,324	221	1,240	1.527

Fair value of plan assets as of December 31,2003	1,857	33,672	927	10,661	10,602

f) Estimated Net periodic cost for 2004

	TCP Prev	TCO Prev	PAMA (i)	PBS - (ii)	PBS-A (ii)
Service cost	240	1,343	11	71	—
Interest cost	175	3,536	169	985	906
Expected return on assets	(218)	(3,702)	(94)	(1,384)	(1,203)
Amortization of actuarial losses	—	762	73	(123)	(68)
Employee contributions	(2,289)	—	—	(12)	—

Total	(2,092)	1,939	159	(463)	(365)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

g) Actuarial assumptions

2003
TCP Prev and
	TCO Prev	PAMA	PBS-A
Discount rate for determining benefit obligations	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increases	7.10% p.a.	7.10% p.a.	7.10% p.a.
Increase in health care costs	N/A	8.15% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of	UP84 with 1 year of	UP84 with 1 year of
	aggravation	aggravation	aggravation
Biometric disability table	Mercer	Mercer	Mercer

2002
TCP Prev and
	TCO Prev	PAMA	PBS-A
Discount rate for determining benefit obligations	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	14.45% p.a.	14.45% p.a.	14.45% p.a.
Future salary increases	8.15% p.a.	8.15% p.a.	8.15% p.a.
Increase in health care costs	N/A	10.62% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
	UP84 with 1 year of	UP84 with 1 year of	UP84 with 1 year of
Mortality table	aggravation	aggravation	aggravation
Biometric disability table	Mercer	Mercer	Mercer

31. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication

These transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. These companies group became related parties on December 27, 2002 as a result of the joint venture described in Note 1. The table below includes balances and transactions with these companies for all periods presented. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. This also includes call center services to Telecomunicações Móveis Nacionais — TMN customers regarding roaming services in the Company’s network. Beginning 2002, Telecomunicações de São Paulo S.A., in place of Embratel, provides long-distance services to operators. From July 2003, customers started to choose the long-distance call operators.

b) Corporate management advisory

Represents payables in connection with corporate management advisory services provided by PT SGPS, calculated based on the rate applied on net services restated in accordance with currency fluctuations.

c) Loans and financing

Represents related party loans with companies of the Portugal Telecom group.

d) Corporate services

Transferred to subsidiaries at the cost effectively incurred.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

e) Call center services

Provided by Dedic, to users of TC and GT telecommunication services, contracted for a period of 12 months, renewable for the same period.

f)  System development and maintenance services

Provided by PT Inovação.

A summary of the transactions with unconsolidated related parties is as follows:

	2003	2002
Assets:
Trade accounts receivable	179,532	106,377
Receivables from related parties	22,308	16,256
Liabilities:
Trade accounts payable	264,905	97,625
Loans and financing	2,155,448	2,855,232
Payables to related parties	27,817	27,904

	2003	2002	2001
Statement of income:
Revenue from telecommunication services
CRT Celular	1,345	5,810	4,997
Tele Leste and Subsidiaries	1,140	4,719	4,417
Tele Sudeste and Subsidiaries	4,870	31,115	26,372
Telecomunicações de São Paulo S.A.-Telesp	1,515,573	1,133,836	960,490
Telecomunicações Móveis Nacionais – TMN	168	—	—

Total	1,523,096	1,175,480	996,276

Cost of services provided
CRT Celular	(1,552)	(1,896)	(1,033)
Tele Leste and Subsidiaries	(1,538)	(2,455)	(1,603)
Tele Sudeste and Subsidiaries	(6,168)	(9,185)	(6,482)
Telecomunicações de São Paulo S.A.-Telesp	(214,810)	(184,561)	(207,841)

Total	(224,068)	(198,097)	(216,959)

Selling expenses
Dedic	(99,933)	(46,031)	(15,281)

General, administrative and other operating expenses
Portugal Telecom, SGPS, S.A.	(68,280)	(54,775)	(39,689)
PT SI	(289)	—	—
Primesys Soluções Empresariais S.A.	(32,767)	(1,649)	—
PTI Brasil	(3,496)	—	—
PTI	(1,595)	—	—
PT Ásia	—	—	(5,325)

Total	(106,427)	(56,424)	(45,014)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Financial income:
Portugal Telecom International Finance B.V	174,315	—	97,696
Portugal Telecom, SGPS, S.A	23,575	—	—
PT Brasil	7,600	—	—
TMN	—	596	—

Total	205,490	596	97,696

Financial expenses:
Portugal Telecom International Finance B.V	(258,064)	(1,233,196)	(10,379)
Portugal Telecom, SGPS, S.A.	(25,996)	(295,103)	(6,925)
PTI Brasil	(7,216)	(422)	—
PT Prime Tradecom	(26)	(79)	—

Total	(291,302)	(1,528,800)	(17,304)

Recovery of joint venture apportionment expenses – Brasilcel:
CRT Celular	15,888	—	—
Tele Leste and Subsidiaries	7,468	—	—
Tele Sudeste and Subsidiaries	31,175	—	—

Total	54,531	—	—

Joint venture apportionment expenses – Brasilcel:
CRT Celular	(4,591)	—	—
Tele Leste and Subsidiaries	(4,519)	—	—
Tele Sudeste and Subsidiaries	(53,882)	—	—

Total	(62,992)	—	—

32. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

a)  Risk considerations

TCP is the controlling shareholder of TC, GT and TCO, the latter of which is the controlling shareholder of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and holds 100% of Norte Brasil Telecom S.A. These operators provide cellular mobile services in the States of São Paulo, Paraná, Santa Catarina, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Amazonas, Roraima, Amapá, Pará and Maranhão, in accordance with the terms of authorizations granted by the Federal Government. All these operators are also engaged in the purchase and sale of handsets through their own sales networks as well as distribution channels.

The major risks to which the Company is exposed include:

•	Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•	Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

•	Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

The company actively manages and mitigating risks inherent in its operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

The Company’s customers that use prepaid services do not subject to Company to credit risk. 19.7% of TC’s customers use postpaid services and consequently subject TC to credit risk. Delinquent receivables as of December 31, 2003 represented 2.89% of gross revenue (1.83% as of December 31, 2002). Of GT’s customers, 16.6% use postpaid services; delinquent receivables represented 2.93% in 2003 (2.71% as of December 31, 2002). Of TCO’s customers, 23% use postpaid services; delinquent receivables represented 2.22% as of December 31, 2003.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. Delinquent receivables represented 2.23% of handset sales for TC in 2003 (6.12% as of December 31, 2002). At GT, delinquent receivables represented 1.09% of handset sales in 2003 (0.65% as of December 31, 2002). At TCO, delinquent receivables represented about 0.11% of handset sales in 2003.

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions in foreign currency and short-term borrowings in Brazilian reais. As of December 31, 2003, these operations amounted to R$5,482,484.

The Company is also exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of December 31, 2003, these operations amounted to R$635,670.

The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of December 31, 2003, these operations amounted to US$173,722,000 and €416,050,000.

Currency risk

The Company utilizes derivative financial instruments to protect against exchange-rate risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of December 31, 2003 and 2002 is shown in the table below:

	In thousands - 2003
	US$	¥	€
Loans and financing	1,021,468	11,363,024	416,050
Hedge instruments	(1,129,314)	(11,363,024)	(438,050)

Net exposure	(107,846)	—	(22,000)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	In thousands - 2002
	US$	¥	€
Loans and financing	453,435	—	463,794
Hedge instruments	(401,446)	—	(760,179)

Net exposure	51,989	—	(296,385)

During 2003, the Company and its subsidiaries contracted derivative financial instruments to hedge other foreign-currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b)	Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments at December 31, 2003 are estimated as follows:

			Unrealized
	Book value	Market value	gains (losses)
Loans and financing	6,279,192	6,510,918	(231,726)
Derivative instruments (i)	(1,002,776)	(883,524)	(119,252)

Total	5,276,416	5,627,394	(350,978)

(i)	The book value of derivative instruments does not include the unamortized premium amounting to R$8,959 which was recorded in other liabilities. (Note 27)

The positions of the Company’s and its subsidiaries’ derivative instruments are summarized as follows (amounts in thousands):

Derivative instruments	2004	2005	2006	2007
Forward contracts - US$
1. a) Principal - US$	300,000	—	280,000	—
b) Contracted rate	1.1807	—	1.2300	—
Swap contracts - €/R$
1. a) Principal - €	438,050	—	—	—
b) Asset rate	Euribor + 3.5%	—	—	—
c) Liability rate	97.6% to 110.68% of CDI	—	—	—
Option contracts - US$
1. a) Principal - US$	(300,000)	—	—	—
b) Strike	2.25	—	—	—
Swap contracts - US$/R$
1. a) Principal - US$	586,600	253,449	9,070	195
b) Asset rate	0% to 20%	0% to 20%	5.6.8% to 20%	7.5%
c) Liability rate	90.95% to 109.5% of CDI	91.3% to 106% of CDI	100% of CDI	100% of CDI

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Derivative instruments	2004	2005	2006	2007
Swap contracts - ¥/R$
1. a) Principal - ¥	—	11,363,024	—	—
b) Asset rate	—	1.30%	—	—
c) Liability rate	—	104% to 105.8% of CDI	—	—

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

The forwards described above in the total notional amount of US$580,000,000 were entered into with a single bank, representing a concentration of risk. However, management believes that the counter party is a reputable financial institution and accordingly the risk is mitigated.

c)	Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate and foreign currency information.

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

33. SHAREHOLDERS’ EQUITY

a.	Capital

The capital stock of Telesp Celular Participações S.A. is comprised of preferred shares and common shares, all without par value. Capital as of December 31, 2003 and 2002 is R$4,373,661. Subscribed and paid-up capital as of December 31, 2003 and 2002, is represented by shares without par value, distributed as follows:

Thousand shares
Common shares	409,383,864
Preferred shares	762,400,488

Total	1,171,784,352

b)	Capital reserves - special premium reserve

This reserve results from the corporate restructuring implemented by the Company in 2000 and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized. During the year ended December 31, 2002, the Company realized R$96,958 in tax benefits and consequently, issued capital stock to Controller Shareholder for the corresponding amount.

c)	Dividends

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

34. CORPORATE RESTRUCTURING

On December 1, 1999, Portelcom Participações S.A. ( “Portelcom”), announced a corporate restructuring aimed to transfer the tax benefit related to the goodwill paid by Portelcom in the privatization of TCP to TC. In essence this transaction consisted only of the transfer of the tax benefit to TC from Portelcom, through a newly created, wholly owned subsidiary of Portelcom, Celular Holding S.A. (“CTH”). However, to comply with the local income tax legislation, the restructuring involved a series of spin-offs and mergers, as follows:

•	Capital contribution for the creation of CTH by Portelcom, by means of transferring assets represented by the investment, representing 51.79% of the voting capital and 19.26% of the total capital of TCP, and goodwill generated on the acquisition of shareholding interest in TCP by Portelcom, when TCP was privatized.

•	Merger of CTH into TCP.

•	Partial spin-off of TCP related to the deferred assets (goodwill) merged from CTH and recognition, by CTH, of a provision for the maintenance and integrity of the merged company’s shareholders’ equity, which reduced the goodwill to the amount of the related tax benefit.

•	Merger of TCP’s portion into subsidiary TC.

The transferred tax benefit is being reported by TCP as a capital reserve, which will be transferred to capital when the related tax benefit is realized. The capital reserve amounting to R$990,169 will result in the issuance of shares in future years. The number of shares issued will be determined at each issuance date based on the market value of the shares. All of TCP’s shareholders have preemptive rights to subscribe for additional shares at the then current market prices, if such shares are issued to Portelcom.

For statutory purposes, however, and in compliance with income tax legislation, the tax benefit was recorded in two separate components, comprised of the related goodwill transferred and the provision for the maintenance and integrity of the merged company’s equity, which are recorded net in the balance sheet as a deferred tax benefit as follows:

	December 31, 2003	December 31, 2002	At merger date
Goodwill	1,889,036	2,208,310	3,192,738
Provision	(1,246,764)	(1,479,568)	(2,127,694)

Deferred tax benefit as reported in the accompanying financial statements (note 11.c.)	642,272	728,742	1,065,044

	Years ended December, 31
	2003	2002	2001
Amortization of goodwill	(319,274)	(319,274)	(319,274)
Less - reversal of provision	210,720	210,720	210,720
Tax benefit	108,554	108,554	108,554

Net effect on net income	—	—	—

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

As stated above, the statutory accounting for the amortization of goodwill, net of the reversal of the provision and tax effects, has no impact on the Company’s net income or on the shareholders’ dividends.

The net value of R$642,272 and R$728,742 in 2003 and 2002, respectively, which represents the transferred tax benefit, was classified in current assets (R$108,553 and R$108,554 in 2003 and 2002, respectively) and noncurrent assets (R$533,719 and R$620,188 in 2003 and 2002, respectively), as deferred taxes, in the accompanying financial statements. The amortization of goodwill, the reversal of the provision and the tax benefit are included in “Income taxes” in the income statement. Management currently believes that the tax benefit will be realized over a ten-year period.

35. INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of December 31, 2003, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Insured
Type	amount
Operating risks	866,760
General civil liability	6,800
Vehicle fleet	400

36. SUBSEQUENT EVENTS

On May 14,2004 the managements of Telesp Celular Participações S.A. (TCP) and Tele Centro Oeste Celular Participações S.A. (TCO) announced a proposal for corporate restructuring involving TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. The purposes of such restructuring are provide for: (i) an improvement in the cash flow of TCO and its subsidiaries, resulting from the transfer of the tax benefit corresponding to R$511,061 from TCP to TCO, generated by the amortization of a goodwill in the amount of R$1,503,121, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003; (ii) a simplification of the corporate structure of TCO’ subsidiaries, whose minority shareholders will receive shares issued by TCO of the same type and class in substitution for the shares held by them respectively in TCO’ subsidiaries, thereby becoming them wholly-owned subsidiaries of TCO that, as a consequence, this is anticipated to improve the capitalization conditions of TCO, which will benefit the minority shareholders of TCO’ subsidiaries.

To the extent that the tax benefit corresponding to the amortization of the deferred assets transferred to the TCO’ subsidiaries is released, the respective special premium reserves will be capitalized through the issuance of shares to the Company.

On May 31, 2004 it took place the first step of the restructuring process, concerning the merger of WXYZ0059 Holdings S.A., holder of the investment and goodwill of TCO, into TCO.

On June 14, 2004, TCP released a relevant fact with reference the 2nd and 3rd Stages of the corporate restructuring transaction, as following: (i) TCO’s partial spin-off, capital stock and share of the spinned-off company; and (ii) Merger of TCO operators’ shares into TCO, whereby the TCO Operators shall become wholly-owned subsidiaries of TCO. These steps shall be approved in special meeting of shareholders in the involved companies for the conclusion of the restructuring process.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

37. SUMMARY OF THE DIFFERENCES BETWEEN BR CL AND U.S. GAAP

The Company’s accounting policies comply with BR CL, which differ significantly from accounting principles generally accepted in the United States of America (U.S. GAAP) as described below:

     a. Different Criteria for Capitalizing and Amortizing Capitalized Interest

Until 1997 under BR CL as applied to companies in the telecommunication industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. In 2003, 2002 and 2001 the Company elected to record capitalized interest for BR CL purposes, related to construction-in-progress. However, TC did not capitalize any interest in 2003 and 2002 since the conditions to capitalize under BR CL were not met.

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

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2003	2002	2001
Interest capitalized under U.S. GAAP	13,349	14,497	6,071

Less - interest capitalized under BR CL, net of capitalized interest on disposals	(1,596)	920	(28,441)

U.S. GAAP difference	11,753	15,417	(22,370)

Amortization of capitalized interest difference:
Amortization under BR CL	34,526	34,987	35,911
Less- Amortization under U.S. GAAP	(38,500)	(37,199)	(38,596)

U.S. GAAP difference	(3,974)	(2,212)	(2,685)

     b. Monetary Restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of other operating expense. The resulting step-up is amortized over the remaining lives of the related assets.

     c. Exchange of Shares for Minority Interest in Telesp Celular S.A and Telebrasília Celular S.A.

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for all of the shares held by minority shareholders of Telesp Celular S.A. In 2002, TCO acquired the minority interest in its subsidiary, Telebrasilia Celular S.A. (“Telebrasilia”) by exchanging shares of TCO for the shares held by the minority shareholders of Telebrasilia. The acquisition increased TCO’s interest in

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Telebrasilia from 88.25% to 100%. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged.

Under BR CL, the share exchanges were recorded at book value. An increase in capital was recorded based on the market value of the Company’s shares and a capital reserve was recorded for the difference between the market price of the acquired company’s shares and the book value of the shares.

Under U.S. GAAP, the exchange of shares for minority interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing Company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired minority interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction to the proportional long-lived assets acquired.

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

Under U.S. GAAP, shares issued to purchase the minority interest in Telebrasília Celular S.A. were recorded at the fair value of R$64,799 on the date of the transaction. Additionally, the Company recorded a step up in the fair value of assets of R$41,293 and deferred income tax liabilities of R$14,039. The step up in the fair value of assets is being amortized over 19 years and 8 years for intangibles and fixed assets, respectively, as follows:

Amount
Amounts representing 11.75% of net assets of Telebrasília Celular S.A. acquired under BR CL	37,545
U.S. GAAP Adjustments:
Property and equipment	2,957
Intangible assets – concession	38,336
(-) Deferred income taxes	(14,039)

Total	27,254

Purchase Price	64,799

     d. Acquisitions

Under BR CL, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the permanent assets acquired and amortized based on the useful lives of the underlying permanent assets. Excess goodwill is generally amortized over 10 years on a straight-line basis, based on the estimated future profitable operations.

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

The differences between BR CL and U.S. GAAP relate to (i) the acquisition of an equity interest in Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), the holding companies which controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001, (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002, and (iii) the acquisition of TCO on April 25, 2003 and the Tender Offer (OPA) to purchase common shares of TCO on November, 18 2003.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Acquisition of initial interest in GT and Holdings

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

The purchase price of R$914,964 exceeded the Company’s proportionate share of the U.S. GAAP net equity of Holdings by R$728,868. For U.S. GAAP purposes, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” the Company allocated this difference as follows:

	Amount
Amounts representing 83% of the historical net assets of Holdings under U.S. GAAP	186,096
Fair Value Adjustments:
Property and equipment	(84,116)	(a	)
Intangible assets — customer list	75,339	(b	)
Debt	14,353	(c	)
Intangible related to concession.	723,292	(d	)

Purchase Price	914,964

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

GT’s and Holdings’ accounting policies complied with BR CL. As such, the Company’s investment in Holdings differed by the accumulated differences between BR CL and U.S. GAAP at GT and at Holdings. The differences at GT were primarily related to the following:

•	Start-up and customer acquisition expenses incurred by GT which are being deferred over a period of 5 years for BR CL which are expensed as incurred for U.S. GAAP purposes;

•	Differences in methods of capitalizing and amortizing interest expense related to the acquisition of property plant and equipment; and

•	Differences between the carrying value of derivative instruments for BR CL and their fair values, for which such difference are recorded for U.S. GAAP purposes in the statement of income.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

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

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For U.S. GAAP purposes, the purchase price of the remaining 51% of the outstanding common stock of the Holdings was allocated as follows:

	Amount
Amounts representing 17% of the historical net assets of Holdings Under U.S. GAAP	273,387
Fair Value Adjustments:
Property and equipment	4,703	(a	)
Intangible assets – customer list	26,856	(b	)
Debt	4,238	(c	)
Intangible related to concession	97,190	(d	)
Goodwill	421,398	(e	)

Purchase Price	827,772

(a) Difference being amortized over approximately 11 years, representing the weighted average remaining useful lives of the relating assets.

(b) Difference being amortized over two years, representing the average customer life.

(c) The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations.

(d) The intangible asset related to the concession is being amortized on a straight-line basis over a 11-year period, representing the remaining term of the concession.

(e) The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of the Holdings. Under BR CL, TCP recorded goodwill amounting to R$290,282.

As discussed above, TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under BR CL, TCP elected to record a reserve for loss on its investments of R$170,846 . After the recognition of impairment, the remaining goodwill balance under BR CL amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both BR CL and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation made by “BES Investimento do Brasil S.A.”

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2003 and 2002:

	2003	2002
Purchase accounting on acquisition of Holdings
Reversal of goodwill recorded under BR CL	(722,693)	(722,693)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(256,007)	(163,873)
Provision for losses	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Amortization of fair value of property, plant and equipment adjustment	39,594	26,357
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(126,608)	(108,464)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(22,475)	(21,562)

Total of the U.S. GAAP adjustments related to acquisition Holdings	43,179	141,133

The following table presents the Company’s unaudited consolidated pro forma results under BR CL of operations of the Holdings for the years ended December 31, 2002 and 2001, as if the above acquisitions had been completed on January 1, 2002 and 2001, respectively. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	Year ended December 31,
	2002	2001
Net operating revenues	3,897,106	3,372,164
Operating loss	(921,885)	(1,142,762)
Net loss	(1,248,999)	(1,224,618)
Basic and dilute earnings per thousands shares – common and preferred	(1.82)	(2.67)

          Acquisition of TCO

As described in Note 1, on April 25, 2003, the Company acquired 64.03% of the voting capital of TCO for approximately R$1,505.6 million, and on November 18, 2003, the Company concluded the tender offer (OPA) acquiring 26.70% of the voting capital of TCO for R$538.8 million. After these acquisitions, TCP became the holder of 90.73% of the voting capital of TCO (29.31% of total capital). Additionally, the Company acquired from the Seller a portion of the remaining balance of special premium reserve of TCO, which will be capitalized partially in its favor when the related tax benefit is effectively realized.

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

	Amount
Amounts representing 29.31% of the historical net assets of TCO
Under U.S. GAAP	429,842
Fair Value Adjustments:
Property and equipment	42,211	(a)
Intangible assets – customer list	163,885	(b)
Debt	5,125	(c)
Intangible related to concession	882,824	(d)
Goodwill	831,052	(e)
Income tax	(277,594)

Purchase Price	2,077,345

(a) Difference being amortized over approximately 10 years, representing the weighted average remaining useful lives of the relating assets.

(b) Difference being amortized over two years, representing the average customer life.

(c) The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations.

(d) The intangible asset related to the concession is being amortized on a straight-line basis over a period ranging from 5 to 11 years, representing the remaining term of the licenses of Areas 7 and 8, respectively.

(e) The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO. Under BR CL, TCP recorded goodwill amounting to R$1,656,127.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2003:

As of December, 31
2003
Purchase accounting on acquisition of TCO
Reversal of goodwill recorded under BR CL	(1,561,121)
Intangible related to concession recorded in U.S. GAAP	882,824
Amortization of intangible related to concession	(80,450)
Property, plant and equipment fair value adjustment	42,211
Amortization of fair value of property, plant and equipment adjustment	(2,170)
Customer list intangible asset recorded in U.S.GAAP	163,885
Amortization of customer list	(41,007)
Debt fair value adjustment	5,125
Amortization of debt fair value adjustment	(1,939)
Goodwill recorded in U.S. GAAP	831,052
Income tax	(243,489)

Total of the U.S. GAAP adjustments related to acquisition of TCO	(5,079)

Unaudited consolidated pro forma results

The following table presents the Company’s unaudited consolidated pro forma results under BR CL for the years ended December 31, 2003 and 2002, as if the acquisition of the Holdings and TCO had been completed on January 1, 2002. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	Year ended December 31,
	2003	2002
	(unaudited)	(unaudited)
Net operating revenues	6,599,164	5,485,569
Operating loss	(139,198)	(1,017,597)
Net loss	(841,495)	(1,841,892)
Earnings per thousands shares – common and preferred — BRCL	(0.72)	(1.57)

          e. Pension and Other Post-retirement Benefits

The subsidiaries TC and TCO participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. These companies also sponsor single-employer defined pension benefit plans (PBS-TCP and PBS-TCO). The provisions of SFAS No. 87 — Employers’ Accounting for Pensions were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 30).

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, the liability to be recorded using actuarial calculations based on SFAS No. 87 differs from actuarial calculations under BR CL. The U.S. GAAP liability exceeded the BR CL estimated liability by R$835 and R$2,507 as of December 31, 2003 and 2002, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability. A summary of the difference between BR CL and U.S. GAAP in accrued pension and other postretirement plans is as follows:

	U.S. GAAP	BR CL	Accumulated difference
PBS-TCP	2,982	—	2,982
PBS-TCO	(1,139)	—	(1,139)
TCP-PREV	926	—	926
TCO-PREV	1,253	2,471	(1,218)
PAMA	—	716	(716)

Accrued pension/postretirement benefit	4,022	3,187	835

Reconciliation of pension and other postretirement benefit plans adjustment:

	2003	2002	2001
U.S. GAAP:
Net periodic pension cost	(1,424)	290	(104)
Settlement and curtailment of the pension plan	—	—	980
Additional actuarial liability recorded for defined contribution plan	—	22	(314)

Net periodic pension income under U.S. GAAP	(1,424)	312	562

BR CL:
Charged to income statement	(3,165)	(53)	34

Net reconciliation effect	1,741	365	528

Substantially all the active employees have elected to migrate to a Company sponsored defined contribution pension plan that was created in 2000. Those who have migrated have been credited individually with the balance of accumulated benefits as of the date of migration. As a result, a settlement and curtailment of the defined benefit pension plan was recorded for the year ended December 31, 2001 as required by SFAS No. 88. In addition, the Company and its subsidiaries TC and TCO are liable for certain contributions for certain risks involving death or disability. For the year ended December 31, 2001, under BR CL, the company recorded this liability as a direct charge to shareholders’ equity amounting to R$861. Under U.S. GAAP such liability was recorded with a corresponding charge to operating expenses.

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

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

          h. Earnings per Share

     Under BR CL, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, ''Earnings per Share’’. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the ''two-class’’ method. The ''two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. Total dividends are calculated as described in Note 33. At December 31, 2003, 2002 and 2001, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 33b). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the special premium reserve (R$990,169 in 2003, R$968,086 in 2002 and R$1,065,044 in 2001) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year.

     The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2003, 2002 and 2001 was as follows (in thousands):

	2003	2002	2001
Common shares – basic	409,383,864	240,033,927	160,138,996

Common shares – diluted	573,403,195	521,534,787	314,116,585

Preferred shares basic and diluted	762,400,488	447,018,065	298,228,776

     However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for 2003, 2002 and 2001 as their effect would have been anti-dilutive.

     The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2003, 2002 and 2001, the Company did not pay dividends for both preferred and common shares.

          i. Accounts Receivable

At times the Company may have certain accounts receivable that have terms in excess of one year. In accordance with U.S GAAP, such receivables are discounted to their estimated present values using interest rates in effect at the date of the transaction. The discount is then amortized to revenue over the remaining term using the effective interest method. The related unamortized discount is shown as a reconciling item for U.S. GAAP purposes.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

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

          k. Leases

The Company has leased certain computer hardware and software under non-cancelable lease. Under BR CL, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, Accounting for Leases. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

          l. Valuation of Long-lived Assets

Under GAAP the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

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

          m. Deferred Taxes

For BR CL purposes, deferred taxes have been calculated using a rate on social contribution on income of 9% in 2001 based on a provisional measure. Under U.S. GAAP such provisional measure was not considered to be enacted law. Therefore, the reconciliation to U.S. GAAP for the years ended December 31, 2001 included a reversal of such increase in the social contribution on income rate from 9% to 8%. During the year ended December 31, 2002, the change in the social contribution tax rate became enacted law and consequently, the effect of this difference was reversed.

          n. FISTEL Fee

Under Brazilian Corporate Law, the Fistel (Telecommunication Inspection Fund) fee assessed on each activation of a new cellular line is deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of income.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

          o. Revenue Recognition

For U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. The following is a reconciliation of net revenue between BR CL and U.S. GAAP:

	2003	2002	2001
Net revenue under BR CL	6,046,377	3,414,991	2,966,120
Prepaid services (i)	93,863	(11,840)	(56,792)
Activation fees (ii)	—	—	85
Roaming charges (iii)	182,964	316,205	115,664
Value added and other sales taxes (iv)	1,333,912	763,397	655,644
Deferred revenue - sales of handsets, net of amortization (v)	198,603	29,844	(156,595)
Prepaid installment sales plan (vi)	46,987	62,374	95,468
Sales of handsets with minute rebates(vii)	(16,244)	—	—

Net revenue under U.S. GAAP	7,886,462	4,574,971	3,619,594

(i) Prepaid services

Under BR CL, until 2002 revenues related to prepaid services were recognized when collected and, based on past gross margins experienced in providing such services, the related costs to be incurred were accrued for concurrently with the recognition of revenue. As from January 1, 2003, revenue related to prepaid service is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, prepaid service revenue is deferred and amortized based on subscriber airtime usage. The related accrual for the cost of future service is fully reversed under U.S. GAAP and will be recognized in income as customers use airtime and the related costs are incurred. The following summarizes the effects on the reconciliation of net loss under BR CL to U.S. GAAP related to prepaid services:

	2003	2002	2001
Net deferral of prepaid service revenue	93,863	(11,840)	(56,792)
Reversal of accrual for estimated costs	(33,378)	5,976	25,053

U.S. GAAP difference	60,485	(5,864)	(31,739)

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

(iii) Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

revenues and cost of goods and services by R$182,964, R$316,205 and R$115,664 for 2003, 2002 and 2001, respectively.

(iv) Value-added and other sales taxes

Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$1,333,912, R$763,397 and R$655,644 and for 2003, 2002 and 2001, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

(v) Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income (loss) nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$1,524,932, R$1,110,225 and R$1,140,069 at December 31, 2003, 2002, and 2001, respectively.

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

(vii) Sales of handsets with minute rebates

During 2003, the Company implemented a corporate client plan that gives a free phone to users that sign a long-term contract with a fixed amount of minutes. Under BR CL, the Company recognizes the transfer of the handset as a sale based on the fair value of the handset at the beginning of the contract period. Under US GAAP, the Company does not record the transfer of the handset as a sale; the cost of the handset is recorded as an expense at the beginning of the contract.

          p. Derivative Financial Instruments

As mentioned in Notes 18 and 32, the Company uses a variety of derivative financial instruments to mitigate its exposure to interest rate and foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swaps, options and forward contracts, as well as interest rate swap agreements, to manage these risks. Under BR CL, foreign currency forward and swap contracts are recorded at the notional amount multiplied by the terms of the contract as if it had been settled at the balance sheet date. Premiums paid or received from option contracts are recorded at cost, less allowance for losses as necessary.

During June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133 ), which was subsequently amended by SFAS Nos. 137 and 138. SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

The adoption of SFAS 133 did not have a material impact on the Company’s results of operations and financial position. Previous to the adoption of SFAS 133 under U.S. GAAP the Company accounted for its foreign currency derivatives contracts at the balance sheet at fair value and their corresponding effect in current operations following the provision of SFAS 52, Foreign Currency Translation. Since the past accounting treatment is similar to the one currently being followed by the Company under the provision of SFAS 133, the initial implementation of SFAS 133 did not have an impact on the U.S. GAAP reconciliation for the year 2001.

At December 31, 2003 the Company had US$264.6 million and JPY11,363 million of notional value swap contracts designated as fair value hedges of a portion of the Company ´s foreign currency denominated debt. These derivatives qualified for hedge accounting under the short cut method as the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the statement of income for US GAAP.

The U.S. GAAP adjustment represent for the difference between the carrying value for BR CL and the fair market value of the derivatives not qualified for hedge accounting.

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

For BR CL purposes, the amortization period of the concession (license) for the Band B Company, Norte Brasil Telecom S.A. (NBT) is 30 years in 2000, which included an additional 15 years assuming renewal by Anatel. For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of concession.

In 2001, the NBT changed the amortization period to 15 years with the aim of conforming BR CL treatment to US GAAP treatment.

          s. Deferred assets

GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by BR CL. Under US GAAP, these costs are recorded as expenses when incurred.

          t. Advance to affiliate

In January 2002, TCO made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit on the merged premium. With this transaction, TCO relieved itself of issuing the corresponding shares to BID S.A. in the future. Under BR CL, the amount of R$44,461 was recorded as an advance to affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholder. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

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

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the Net Loss differences between BR CL and U.S. GAAP:

	2003	2002	2001
BR CL net loss of the year	(640,234)	(1,140,761)	(1,113,617)
Add (deduct):
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(37,959)	(30,369)	(17,681)
Loss on disposal of assets monetarily restated in 1996 and 1997	(410)	(1,181)	(31,393)
Capitalized interest	11,753	15,417	(22,370)
Amortization of capitalized interest	(3,974)	(2,212)	(2,685)
Amortization of activation fees	—	—	85
Revenue recognition of prepaid service	60,485	(5,864)	(31,739)
Prepaid installment plan revenue	15,503	71,439	107,656
Sales of handset with minute rebates	(16,244)	—	—
Pension plan	1,741	365	528
Depreciation effect from reduction of fixed assets due to exchange of shares of minority interest	13,037	13,126	14,185
Amortization of concession	(1,474)	—	—
FISTEL fees	(18,766)	(1,416)	(20,744)
Difference in criteria for capital leases	25,672	(4,229)	2,741
Forward and swap contracts	739,668	(336,562)	(127,070)
Call option	15,535	(37,438)	(50,830)
Discount on long-term accounts receivable	—	7,233	(7,233)
Amortization of licence acquisition costs	(4,095)	—	—
Advance to affiliate	(2,916)	—	—
Amortization of deferred assets	34,759	—	—
Acquisitions:
Reversal of goodwill amortization according to BR CL	95,071	—	—
Depreciation impact	11,067	9,152	8,394
Amortization on purchase price allocations to customer list	(59,151)	(37,670)	(34,531)
Amortization of intangible related to concession	(172,584)	(52,592)	(55,252)
Additional interest expense on purchase price allocation of debt	(2,852)	—	(1,700)
Extraordinary loss on early extinguishment of debt	—	—	(12,653)
Difference in equity in net loss of Holdings	—	131,576	(80,217)
Reversal of reserve for loss on investments	—	170,846	278,769
Difference in recognition of impairment	—	(421,398)	(89,533)
Offering expenses	—	35,980	—
Deferred tax effect on the above adjustments	(161,801)	110,684	61,562
Deferred social contribution calculated using enacted law instead of provisional measure	—	10,210	21,271
Minority interest on the above adjustments	(581)	—	—

U.S. GAAP net loss for the year	(98,750)	(1,495,664)	(1,204,057)

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Loss per thousand shares in accordance with US GAAP	2003	2002	2001
Common shares – Basic	(0.08)	(2.18)	(2.63)
Weighted average common shares - Basic (thousands)	409,383,864	240,033,927	160,138,996

Common shares – Diluted	(0.08)	(2.18)	(2.63)
Weighted average common shares - Diluted (thousands)	409,383,864	240,033,927	160,138,996

Preferred shares – Basic and diluted	(0.08)	(2.18)	(2.63)
Weighted average preferred shares – Basic and diluted (thousands)	762,400,488	447,018,065	298,228,776

Reconciliation of the Shareholders’ Equity differences between BR CL and U.S. GAAP:

	2003	2002	2001
BR CL shareholders’ equity	3,393,161	4,009,957	2,742,647
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997	328,444	241,620	242,801
Amortization of monetary restatement of 1996 and 1997	(283,568)	(175,277)	(144,908)
Capitalized interest	55,338	45,338	34,980
Amortization of capitalized interest	(6,920)	(24,391)	(21,012)
Activation fees, net of taxes	—	—	(138,668)
Amortization of activation fees	—	—	138,668
Revenue recognition of prepaid service	—	(60,485)	(54,621)
Unbilled receivables – prepaid installment plan	—	(15,503)	(86,942)
Sales of handsets with minute rebates	(16,244)	—	—
Pension plan	(835)	(2,507)	(2,872)
Exchange of shares for minority interest:
Adjustment to fixed assets	(98,714)	(101,671)	(101,671)
Accumulated depreciation	57,455	44,758	31,632
Adjustment to concession	38,336	—	—
Amortization of concession	(3,263)	—	—
FISTEL fees	(49,223)	(30,457)	(20,744)
Value of fixed assets net of depreciation - capital leases	42,196	40,800	45,900
Capital lease obligations	(16,733)	(42,287)	(43,158)
Fair value of forward and swap contracts	(34,687)	(777,107)	(272,072)
Fair value of call option	(91,865)	(107,400)	(69,962)
Present value of long-term accounts receivable	—	—	(7,233)
Interest capitalized on license acquisition costs	42,006	42,006	—
Amortization of license acquisition costs	11,949	21,118	—
Deferred assets	(335,469)	(308,559)	—
Deferred assets, accumulated amortization	132,152	100,489	—
Advance to affiliate	(44,461)	—	—
Acquisitions:
Acquisition of GT and Holdings	43,179	141,133	13,277
Acquisition of TCO	(5,079)	—	—
Deferred taxes on the above adjustments	54,651	265,732	155,048
Reversal of deferred social contribution calculated using enacted law instead of provisional measure	—	—	(10,210)
Minority interest on the above adjustments	20,189	—	—

U.S. GAAP shareholders’ equity	3,231,995	3,307,307	2,430,880

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Supplementary balance sheet information U.S. GAAP:
Total assets	13,546,493	10,202,052	7,218,261

Current liabilities	6,308,030	3,740,198	1,774,119

Noncurrent liabilities	2,905,685	3,154,547	3,013,262

Net property, plant and equipment	4,738,316	2,794,497	2,977,964

Changes in the Consolidated Shareholders’ Equity Position for the Years Ended December 31, 2003, 2002 and 2001 in Conformity with U. S. GAAP

	2003	2002	2001
Shareholders’ equity under U.S. GAAP as of beginning of the year	3,307,307	2,430,880	3,674,385

Capital increase	—	2,367,376	—
Taxes adjustments on special premium reserve	22,083	—	—
Expired dividends	1,355	4,715	—
Net loss	(98,750)	(1,495,664)	(1,204,057)
Dividends and interest on capital	—	—	(39,448)

Shareholder’s’ equity under U.S. GAAP as of ending of the year	3,231,995	3,307,307	2,430,880

38. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Pension and Other Postretirement Benefits

As described in Note 30 and 37e., the Company’s employees receive pension and postretirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a November 30 measurement date for the majority of its plans assets.

Disclosures on the Company’s contributions to defined contribution and multiemployer plans are included in Note 30.

As discussed in Note 1, the Company acquired TCO on April 25, 2003 and consequently, the PBS-TCO defined benefit plan as well as TCO-PREV defined contribution plan have been recorded by the Company as from May 1, 2003. Although TCP-PREV and TCO-PREV are defined contribution plans there is a risk of death and disability of participants, which is born by the sponsor, requiring an actuarial calculation. Following is obligation and funded status information on the Company’s single-employer benefit plans under U.S. GAAP:

               Change in benefit obligation

	2003	2002
Benefit obligation at beginning of year	8,942	6,350
Service cost	1,786	34
Interest cost	4,610	693
Actuarial (gain) loss	1,116	25
Benefits paid	(1,113)	(517)
Adoption of SFAS 87 – TCP Prev	—	2,357
Acquisitions (TCO Plans)	32,330	—

Benefit obligation at end of year (a)	47,671	8,942

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

                                   Change in plan assets

	2003	2002
Fair value of plan assets at beginning of year	8,255	6,446
Actual return on plan assets	9,793	1,674
Actual contributions	1,370	24
Benefits paid	(1,113)	(517)
Adoption of SFAS 87 –TCP Prev	—	628
Acquisitions (TCO Plans)	27,885	—

Fair value of plan assets at end of year (b)	46,190	8,255

                                   Reconciliation of funded status

	2003	2002
Funded status (a-b)	1,481	687
Unrecognized net actuarial gains	8,985	4,816
Unrecognized net transition obligation	(6,444)	(1,740)

Net amount recognized	4,022	3,763

                                   Amounts recognized in the statement of financial position of:

	2003	2002
Prepaid benefit cost	(1,139)	—
Accrued benefit cost	5,161	3,763

Net amount recognized	4,022	3,763

The accumulated benefit obligation for all defined benefit pension plans was R$46,561 and R$8,424 in 2003 and 2002, respectively.

                                   Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2003	2002
Projected benefit obligation	36,143	2,357
Accumulated benefit obligation	35,480	1,949
Fair value of plan assets	33,672	628

                                   Components of net periodic pension cost and other benefit cost

	2003	2002	2001
Service cost (net of employee contributions)	1,768	21	82
Interest cost on PBO	4,610	693	459
Expected return on assets	(5,245)	(904)	(750)
Amortization of initial transition obligation	577	42	75
Amortization of gains	(286)	(142)	(274)
Adjustments (i)	—	—	512

Net periodic pension cost and other benefit cost	1,424	(290)	104

(i)	change in functional currency from UMC (Constant Purchase Power Index) to real.

Assumptions:

	2003	2002	2001
Discount rate for determining projected benefit obligations	11.30%	11.30%	6.00%
Rate of increase in compensation levels	7.10%	8.15%	3.00%
Benefit adjustments	5.00%	5.00%	0.00%
Expected long-term rate of return on plan assets	11.83%	14.45%	9.00%
Inflation	5.00%	4.00%	(i )

(i)	In 2003 and 2002 nominal rates were used, whereas in 2001 real rates were used.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Plan assets

The Company’s weighted average pension plan asset allocations by asset category at the end of 2003 and 2002, and the target allocation for 2004, are as follows.

	Target	Percentage of Plan Assets
	Allocation for	at Year End
	2004	2003	2002
Asset category
Equity securities	13.7%	14.3%	15.5%
Loans	2.1%	1,7%	0.9%
Fixed income	84.2%	84.0%	83.6%

Total	100.0%	100.0%	100.0%

The investment strategy for these pension plans is based on a long-term macroeconomic scenario, which takes into consideration the assumption of maximization of return commensurate to the risks of the several kinds of investments (fixed income, equity securities and loans), according to limits of allocation imposed by Conselho Monetário Nacional Resolutions. The expected return on plan assets is average after-tax return of each asset category weighted by target allocations. Asset categories returns as based on long term macroeconomic scenarios.

A summary of the SISTEL multiemployer defined benefit pension plan (inactive employees pension plan-PBS-A) as of December 31, 2003 and 2002, which the Company and its subsidiaries participate is as follows:

Inactive employees pension plan – PBS-A

	2003	2002
Funded status:
Accumulated benefit obligation
Vested	3,484,245	2,922,542

Projected benefit obligation	3,484,245	2,922,542
Fair value of plan assets	4,163,102	3,684,884

Funded status	(678,857)	(762,342)

     A summary of the SISTEL multiemployer postretirement benefits plan (health care plan – PAMA), which the Company and its subsidiaries participate, is as follows:

Health Care Plan – PAMA

	2003	2002
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	25,678	46,107
Inactive participants	783,525	867,041

	809,203	913,148

Fair value of plan assets	456,509	404,507

Obligations in excess of plan assets	352,694	508,641

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

                                   b. Summarized financial information for the Holdings

The following summarizes financial information under BR CL for the Holdings relating to the periods for which the Company’s investment in the Holdings was accounted for using the equity method of accounting.

	As of and for the year ended
	December 31,
	2002	2001
Net operating revenues	512,168	390,797
Operating loss	(770,908)	(791,863)
Net loss	(771,325)	(786,802)
Current assets	—	190,534
Long-term assets	—	2,210,471
Current liabilities	—	493,838
Long-term liabilities	—	2,416,177

                                   c. Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2003			2002
		Software	Customer		Customer	Exclusivity	Software
	Concession	use rights	List	Concession	List	Agreement	use rights
Gross	3,116,353	1,005,943	303,921	2,092,636	140,035	54,167	743,749
Accumulated amortization	(693,347)	(457,785)	(167,615)	(453,889)	(108,464)	(19,663)	(231,939)
Write-off	(89,533)	—	—	(89,533)	—	—	—

Net	2,333,473	548,158	136,306	1,549,214	31,571	34,504	511,810

Amortization expense	239,603	191,556	59,151	52,595	37,670	17,906	94,565

Amortization period	(a )	5 years	2 years	(a )	2 years	(b )	5 years

(a)	Amortized on a straight-line method over the concession period until April, 2013 for GT and until November, 2013 for TCO.
(b)	Amortized over the terms of the contracts, ranging from one to three years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2004	583,316
2005	526,907
2006	442,550
2007	373,287
2008	277,840

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

                                   d. Capital Leases

The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligations classified as capital leases are as follows:

2004	16,317
2005	416

Liabilities recorded in the balance sheet for U.S. GAAP purposes	16,733
Less current portion	(16,317)

Long-term capital lease obligation	416

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

Property, Plant and Equipment:
Software	59,694
Less: accumulated amortization	(17,498)

42,196

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

                                   f. Commitments (Unaudited)

Planned capital expenditures for 2004 are approximately R$1,037,000. Most of the 2004 capital expenditures relate to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

                                   g. Segment information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The reportable segments of the Company are Telesp Celular, Global Telecom and TCO. These reportable segments are strategic business subsidiaries that operate in different concession areas and are in different phases of development and therefore, are managed and funded separately. TCP acquired the remaining indirect and direct interests in Global Telecom on December 27, 2002 and began to consolidate Global Telecom as of that date. Additionally, as discussed in Note 1, TCP acquired TCO on April 25, 2003. Consequently, the Company has not presented segment information related to the separate operations of Telesp Celular, Global Telecom and TCO for the year ended December 31, 2002.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at cost.

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Following is information on the Company’s reportable segments as of December 31, 2003:

	Telesp	Global	Tele Centro
	Celular	Telecom	Oeste(i)	Other	Eliminations	Consolidated
Net operating revenue	3,993,247	669,048	1,390,937	—	(6,855)	6,046,377
Operating income(loss)	681,540	(435,234)	450,457	(640,190)	(135,455)	(78,882)
Net income (loss)	495,172	(436,020)	328,203	(640,234)	(387,355)	(640,234)
Total assets	5,915,364	2,128,472	2,654,246	8,168,425	(5,393,193)	13,473,314

(i)	Included operations from May 1st to December 31, 2003.

h. New accounting pronouncements

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact to the Company’s financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact to the Company’s financial statements.

FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

SFAS No. 132 (Revised 2003) - Employers’ Disclosures about Pensions and Other Postretirement Benefits

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

SAB No. 104 – Revenue Recognition

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21 - Accounting for Revenue Arrangements with Multiple Element Deliverables

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

     EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

* * * * * * * * * * * *

Independent Auditors’ Report

To Globaltelcom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A.. Participações em Investimentos de Telecomunicações

São Paulo, Brazil:

(1) We have audited the accompanying combined balance sheet of Globaltelcom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações (the “Holdings”) as of December 31, 2001, and the related statements of operations, changes in shareholders’ deficit and changes in financial position for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002. These combined financial statements are the responsibility of the Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

(4) Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss attributable to shareholders for the periods from February 6, 2001 to December 31, 2001 and from January 1, 2002 to December 27, 2002 and the determination of shareholders’ deficit as of December 31, 2001 to the extent summarized in Note 27 to the combined financial statements.

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

          /s:/ Deloitte Touche Tohmatsu

          June 18, 2003

          São Paulo, Brazil

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2001
(In thousands of Brazilian reais)

	Note	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	12	53,163
Trade accounts receivable, net	13	62,306
Inventories	14	56,877
Recoverable taxes	11	7,928
Other current assets	15	10,260

Total current assets		190,534

NONCURRENT ASSETS:
Recoverable and deferred taxes	11	211,349
Other noncurrent assets	15	234

Total noncurrent assets		211,583

PERMANENT ASSETS:
Goodwill		296,462
Property, plant and equipment, net	16	1,462,693
Deferred assets, net	17	239,733

Total permanent assets		1,998,888

Total assets		2,401,005

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2001
(In thousand of Brazilian reais)

	Note	2001
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Payroll and related accruals	18	9,412
Trade accounts payable	19	247,181
Taxes payable	20	16,481
Loans and financing	21	212,465
Other liabilities		8,299

Total current liabilities		493,838

NONCURRENT LIABILITIES:
Loans and financing	21	2,094,763
Taxes payable	20	37,679
Reserve for contingencies and other	22	7,654

Total noncurrent liabilities		2,140,096

SHAREHOLDERS’ DEFICIT AND ADVANCES FOR FUTURE CAPITAL INCREASES:
Capital stock	24	570,520
Special reserve of goodwill		193,231
Accumulated deficit		(1,272,761)

Total shareholders’ deficit		(509,010)

Advances for future capital increase		276,081

Total shareholders’ deficit and advances for future capital increases		(232,929)

Total liabilities and shareholder’s deficit		2,401,005

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIODS FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001 AND JANUARY 1 TO DECEMBER 27, 2002
(In thousands of Brazilian reais)

	Note	2002	2001
NET OPERATING REVENUE	5	512,168	390,797
COST OF SERVICES AND GOODS	6	(423,774)	(407,907)

GROSS MARGIN		88,394	(17,110)
OPERATING EXPENSES:
Selling expenses	7	(124,402)	(139,653)
General and administrative expenses	8	(45,706)	(46,828)
Net financial expenses	9	(663,110)	(536,468)
Other net operating expenses	10	(26,084)	(51,804)

OPERATING LOSS		(770,908)	(791,863)
Net nonoperating expenses		(417)	(350)

LOSS BEFORE MINORITIES		(771,325)	(792,213)
Minority interest in loss		—	5,411

NET LOSS		(771,325)	(786,802)

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001
(In thousands of Brazilian reais)

		Special
	Capital	reserve of	Accumulated
	stock	goodwill	deficit	Total
BALANCE AT FEBRUARY 6, 2001	570,520	—	(485,959)	84,561
Special reserve of goodwill (Note 1)	—	193,231	—	193,231
Net loss	—	—	(786,802)	(786,802)

BALANCE AT DECEMBER 31, 2001	570,520	193,231	(1,272,761)	(509,010)

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIODS FROM FEBRUARY 6, 2001 TO DECEMBER 31, 2001 AND JANUARY 1 TO
DECEMBER 27, 2002 (In thousands of Brazilian reais)

	2002	2001
SOURCES OF FUNDS:
From operations(see below)	332,476	—
From shareholders:
Advances for future capital increase	2,630,270	17,400
From third parties
Long-term debt	215,584	2,048,893
Non-current tax payable, other than income taxes	68,273	33,629
Intercompany payables	531,440	—

Total sources	3,778,043	2,099,922

USES OF FUNDS:
In operations (see below):	—	326,491
Property, plant and equipment	152,321	421,034
Deferred assets	7,525	—
Prepayment of non-current liabilities	2,927,634	1,199,794
Acquisition of minority interest in Global Telecom	—	20,167
Non-current assets	453,654	16,872

Total uses	3,541,134	1,984,358

INCREASE IN WORKING CAPITAL	236,909	115,564

REPRESENTED BY:
Ending working capital:
Current assets	160,600	189,487
Current liabilities	226,995	492,791

	(66,395)	(303,304)
Less – beginning working capital	(303,304)	(418,868)

INCREASE IN WORKING CAPITAL	236,909	115,564
FUNDS PROVIDED BY (USED IN) OPERATIONS
Net loss	(771,325)	(786,802)
Items not affecting working capital:
Minority interest	—	(5,411)
Depreciation and amortization	202,935	145,122
Exchange and monetary variation on non-current items, net.	893,996	291,020
Provision for losses on property, plant and equipment	(812)	20,671
Provision for contingencies and other	3,840	7,297
Net loss on disposal of property, plant and equipment sold	3,842	1,612

Total	332,476	(326,491)

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

COMBINED STATEMENTS OF CASH FLOW FOR THE PERIODS FROM FEBRUARY 6, 2001 TO
DECEMBER 31, 2001 AND JANUARY 1 TO DECEMBER 27, 2002
(In thousands of Brazilian reais)

	2002	2001
OPERATING ACTIVITIES:
Net loss	(771,325)	(786,802)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	202,935	145,122
Exchange and monetary variation on noncurrent items, net	457,893	316,557
Provision for doubtful accounts	8,832	14,535
Provision for losses on property, plant and equipment	(812)	20,671
Net book value of property, plant and equipment sold	3,842	1,612
Minority interest	—	(5,411)
Changes in operating assets:
(Increase) in accounts receivable	(35,598)	(32,992)
(Increase) / Decrease in inventories	17,227	(44,600)
(Increase) / Decrease in recoverable taxes	(7,749)	424
(Increase) / Decrease in other current assets	58	(765)
(Increase) in other noncurrent assets	(4,344)	(16,833)
Changes in operating liabilities:
Increase / (Decrease) in accounts payable	(141,567)	186,564
Increase in taxes payable	899	3,263
Increase / (Decrease) in payroll and related accruals	(1,974)	5,900
Increase/ (Decrease) in other accounts payable	7,268	(3,973)
Increase in noncurrent liabilities	68,273	33,603

Net cash used in operating activities	(196,142)	(163,125)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(152,321)	(421,034)
Deferred assets	(7,525)	—
Acquisition of minority interest in Global Telecom	—	(20,167)
Goodwill paid in acquisition of minority interest in Global Telecom	—

Net cash used in investing activities	(159,846)	(441,201)

FINANCING ACTIVITIES:
Net increase in current loans	127,896	298,091
Payment of noncurrent liabilities	(616,454)	(1,446,836)
New loans obtained – noncurrent	265,432	2,048,893
Advances for future capital increase	—	17,400
Intercompany payable	531,440	—
Payment of license of concession	—	(289,648)

Net cash provided by financing activities	308,314	627,900

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(47,674)	23,574
CASH AND CASH EQUIVALENTS IN THE BEGINNING OF THE YEAR	53,163	29,589

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	5,489	53,163

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid	132,215	146,548
Payment of GT loan by TCP	2,630,270	—
Recognition of tax benefit related o corporate restructuring (Note 1)	—	193,231

The accompanying notes are an integral part of this financial statement.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

On April 8, 1998, under Act 098 of ANATEL, GT was granted a license to operate B Band mobile telephone services for concession area 5, covering two states of Brazil (Paraná and Santa Catarina), for a 15-year period, renewable for an additional 15-year term, subject to a renewal fee and the review and approval by ANATEL.

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

Joint venture

On December 27, 2002, the assets in the Brazilian mobile telephony market held by the shareholders PT Móveis - Serviços de Telecomunicações, SGPS (“PT”) and Telefónica Móviles S.A. (“TEM”), represented by the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands (50% owned by PT and 50% owned by TEM).

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

The accompanying combined financial statements reflect the combined accounts of the Holdings. The accounts of GT have been consolidated by Daini, which held 66.95% and 75.55% of the voting capital and total capital, respectively, at December 31, 2001. The combination was prepared as follows:

•	The respective investments of Globaltelcom and GTPS in GT have been accounted for using the equity method of accounting;

•	Intercompany transactions have been eliminated;

•	Investor’s shareholding, reserves and accumulated results in the investees have been eliminated;

•	Minority interests in the results of GT prior to the acquisition of the remaining interests in GT completed on July 27, 2001 have been reported separately.

4. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and Cash Equivalents – Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

(b) Trade Accounts Receivable– Accounts receivables from customers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from sale of handsets and accessories.

(c) Allowance for Doubtful Accounts– Provision is made for accounts receivable for which recoverability is considered to be remote.

(d) Inventories – Consist of handsets and accessories stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete and monthly regardless of the settlement period.

(e) FISTEL fees – Fees related to activations of new customers are being deferred and amortized over a period of the estimated customer relationship period. This amortization period commences upon the date of activation fee.

(f) Foreign currency transactions – Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

(g) Property, Plant and Equipment – Is stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. The license acquisition cost of GT is include in property, plant and equipment, which is being amortized using the straight-line method over the initial license period (15 years) beginning in the month of its acquisition. The interest on loans for financing construction in progress is capitalized as part of the cost of the asset.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

(j) Vacation Payable Accrual– Cumulative vacation payable due to employees is accrued as incurred.

(k) Income and Social Contribution Taxes – Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. The deferred taxes attributable to temporary differences, taxes losses and social contribution tax loss carryforwards are recorded when their realization is considered to more likely than not.

However, to date, the Holdings have not recorded deferred tax assets related to its net operating losses tax carryforwards, since their realization is not considered to be more likely than not.

(l) Loans and Financing– Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

(m) Reserve for Contingencies– Are based on legal advice and management’s opinion as to the likely outcome of the outstanding matters at the balance sheet date.

(n) Revenue Recognition– Revenues from cellular telephone services consist of monthly subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Revenues for all services are recognized when the services are provided. Revenues for pre-paid services are deferred and recognized when the service is rendered, based on minute usage. Billings are on monthly basis. Unbilled revenues from the billing date to the month end are estimated and recognized as revenues during the month in which the service is provided. Revenues from the sales of handsets and accessories are recorded on the accrual basis.

(o) Net Financial Expense– Represents interest earned (incurred) during the period and exchange and monetary variation resulting from financial investments and loans and financing. Exchange gains and losses on forward contracts and swaps are included in net financial expenses.

(p) Research and Development– Research and development costs are charged to expense as incurred. .

(q) Derivative Financial Instruments– GT enters into currency swap contracts in order to manage its exposure to the devaluation of the Real to other foreign currencies, specifically as it relates to its obligations. The derivatives are recorded at their settlement amounts at the balance sheet date.

(r) Segment Information– The Company’s operates solely in one segment for local and regional cellular telecommunications. All revenues are generated in states of Paraná and Santa Catarina.

(s) Use of Estimates– The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

5. NET OPERATING REVENUE

	2002	2001
Monthly subscription charges	107,069	91,720
Usage charges	147,324	123,087
Interconnection	226,137	133,921
Sale of handsets and accessories	139,571	139,852
Other services	14,461	4,263

Total gross operating revenue	634,562	492,843
Value added and other sales taxes	(110,270)	(92,328)
Discounts granted and other	(12,124)	(9,718)

Net operating revenue	512,168	390,797

There are no customers which contributed more than 10% of gross operating revenues in 2002 and 2001, except for Brasil Telecom S.A., the fixed service provider for the area, that contributed approximately 22% of the total gross revenue in 2002 (17 % in 2001), mainly in relation to interconnection charges.

6. COST OF SERVICES AND GOODS

	2002	2001
Depreciation	(89,033)	(45,467)
Amortization of license	(61,064)	(54,886)
Personnel	(4,399)	(5,002)
Interconnection	(58,161)	(60,172)
Materials and services.	(11,851)	(14,748)
Rentals and insurance	(28,930)	(25,131)
Fistel regulated taxes.	(19,124)	(10,629)
Cost of products sold	(140,853)	(189,770)
Other	(10,359)	(2,102)

Total	(423,774)	(407,907)

7. SELLING EXPENSES

	2002	2001
Personnel	(17,735)	(20,428)
Marketing and publicity	(39,168)	(44,055)
Third-party services	(30,965)	(33,921)
Leases and insurance	(2,742)	(1,515)
Allowance for doubtful accounts	(8,832)	(14,535)
Depreciation	(11,151)	(6,981)
Other	(13,809)	(18,218)

Total	(124,402)	(139,653)

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

8. GENERAL AND ADMINISTRATIVE EXPENSES

	2002	2001
Personnel	(14,212)	(15,937)
Third-party services	(13,721)	(17,735)
Rentals and insurance	(1,662)	(1,609)
Depreciation	(10,024)	(6,154)
Other	(6,087)	(5,393)

Total	(45,706)	(46,828)

Total research and development costs were R$94 for 2001. For 2002 there was no costs of research and development

9. NET FINANCIAL EXPENSES

	2002	2001
Financial income:
Financial income	8,537	9,022
Gains on swap contracts	620,411	27,391

Total financial income	628,948	36,413

Interest expenses:	(171,368)	(101,170)
Monetary exchange variation	(1,031,890)	(201,291)
Loss on swap contracts	—	(221,794)
Other financial expenses	(88,800)	(48,626)

Total financial expenses	(1,292,058)	(572,881)

Net financial expenses	(663,110)	(536,468)

10. OTHER NET OPERATING EXPENSES

	2002	2001
Provision for losses on property, plant and equipment, net of reversal	812	(20,671)
Amortization of deferred assets	(31,663)	(28,366)
Accrued liability for contingencies (net of reversals)	(3,993)	(7,282)
Other	8,760	4,515

Other income and expenses, net	(26,084)	(51,804)

11.RECOVERABLE AND DEFERRED TAXES

Brazilian income taxes comprise federal income tax and social contribution tax. At December 31, 2001 and December 27, 2002 the statutory rate for income tax was 25%, and the statutory rates for social contribution tax was 9%. The combined statutory rate was 34% as of December 31, 2001 and December 27, 2002.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

12. CASH AND CASH EQUIVALENTS

2001
Cash and banks	2,557
Temporary cash investments -CDB’s	50,606

Total	53,163

Temporary cash investments refer principally to fixed income deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13. TRADE ACCOUNTS RECEIVABLE, NET

2001
Billed amounts to customers	25,044
Billed amounts to sales of handsets and accessories	23,683
Unbilled services to customers	12,542
Interconnection charges and other	10,674
Allowance for doubtful accounts	(9,637)

Total	62,306

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

The changes in the allowance for doubtful accounts were as follows:

	2002	2001
Beginning balance	(9,637)	(6,968)
Provision charged to selling expense	(8,832)	(14,535)
Write-offs	8,167	11,866

Ending balance	(10,302)	(9,637)

14. INVENTORIES

2001
Handsets and accessories	65,008
Other	493

65,501
Provision for excess and obsolete inventories	(8,624)

Total	56,877

15. OTHER ASSETS

2001
Deferred Fistel taxes	6,490
Prepaid expenses	2,819
Advances to suppliers	950
Other	235

Total	10,494

Current	10,260
Noncurrent	234

Prepaid expenses consist primarily of contracted services, which are being charged to expense over the terms of the service contracts.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

b. Depreciation Rates

The annual depreciation rates applied to property, plant and equipment are as follows:

	% (per year)
	2002	2001
License Acquisition	6.79	6.70
Transmission equipment	10.00	10.00
Computer hardware and software	20.00	20.00
Supports and protectors	3.50	3.50
Automatic switching equipment	10.00	10.00
Buildings	2.80	2.80
Private Handsets	33.00	33.00
Other assets (excluding land)	4.00 to 20.00	4.00 to 20.00

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

19. TRADE ACCOUNTS PAYABLE

2001
Materials and services - local currency	234,384
Services – foreign currency	10,931
Interconnection – telecommunication companies	1,866

Total	247,181

20. TAXES PAYABLE

2001
Value-added taxes (ICMS)	40,786
Withholding income tax	7,826
Fistel taxes	2,577
Other taxes on revenues	2,971

Total	54,160

Current	16,481
Noncurrent	37,679

Of the long-term portion, R$37,679 refers to the “ICMS — Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments, on July 21, 2000, to defer ICMS payments. Preliminary authorization in November 2000. Pursuant to this agreement, ICMS is payable on the 49th month after the amount determined. The balances are subject to monetary correction based on the FCA - Fator de Conversão e Atualização da Secretaria da Fazenda do Paraná, a monetary correction rate established by State of Paraná.

21. LOANS AND FINANCING

a) Composition of debt

Composition of debt of GT are as follows:

	Annual Interest rate	2001
Working capital:
J. P. Morgan (1)	32.17%	35,386
Banco do Brasil (2)	0.8%	65,372
Floating Rate Notes - (3)	EURIBOR + 2.75%	1,671,540
BNDES (4)	UMBNDES and TJLP +	311,444
	3.6%
Interest payable on the above loans and settlement value of swap contracts		223,486

Total		2,307,228

Current		212,465
Non current		2,094,763

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

(1) JP Morgan - This loan was contracted in November 29, 2001, and was due in a single installment in February 2002. This loan was paid in full on the due date.

(2) Banco do Brasil – This loan was contracted on April 2001, equivalent to ¥3,707,351 thousands, with maturity in a single installment on March 2002. This loan was paid in full on due date.

(3) Floating Rate Notes - These notes, issued by GT in July 2001, were acquired by Portugal Telecom International Finance B.V. (a related finance company of the parent company of “TCP” – See Note 1), equivalent to EUR 810 million, and are due in a single installment in 2004. The interest was due annually. Proceeds from this loan were used for prepayment on July 2001 of the following loans:

-	Motorola - Working capital - This loan was contracted in December 1998, with a total credit line of US$110 million.

-	Eximbank - Working capital - financing of operational activities. This loan was contracted in September 1999, in the amount of US$220 million.

-	Motorola - Equipment - This loan was contracted on December 1998, with a total credit line of US$220 million.

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

(4) Banco Nacional de Desenvolvimento Econômico e Social (BNDES) - This loan was contracted with BNDES and the banks Bradesco S.A. and Alfa S.A. in July 2001. Principal of this loan will be paid in 60 monthly installments starting in November 2002. This loan is guaranteed by the pledge of the Company’s revenues, which can be retained up to a limit of 140% of the highest monthly installment, and also co-signed by Telesp Celular S.A.

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

22. RESERVE FOR CONTINGENCIES AND OTHER

GT is part to certain legal proceedings arising in the normal course of business, including civil, administrative, tax and labor proceedings. GT considers the risk of loss of each contingency, such risk being classified as probable, possible or remote, considering the analysis of their legal advisors. The contingencies where a loss is considered probable to occur are recorded in the financial statements.

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

	Book	Fair	Unrealized gains
	Value	value	(losses)
Loans and financing	2,067,697	1,987,094	80,603
Derivatives instruments	239,531	292,005	(52,474)

Total	2,307,228	2,279,099	28,129

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

24. SHAREHOLDERS´ DEFICIT

a)	Capital

The combined capital stock of the Holdings is comprised of preferred shares and common shares, all without par value. Capital as of December 31, 2001 amounted to R$570,520, as follows:

	Daini	Globaltelcom	GTPS	Total
Common capital	149,144	27,321	13,710	190,175
Preferred capital	298,286	54,644	27,415	380,345

Total	447,430	81,965	41,125	570,520

Paid-in and authorized capital is represented by shares without par value, distributed as follows:

	Shares in issued and outstanding as of
	December 31, 2001
	Daini	Globaltelcom	GTPS
Common capital	14,914,315	2,732,190	13,710
Preferred capital	29,828,631	5,464,381	27,415

Total	44,742,946	8,196,571	41,125

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

25. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

d) Loans and financing — Represents intercompany loans with the Portugal Telecom Group.

A summary of balances and transactions with unconsolidated related parties is as follows:

	2002	2001
Assets:
Account receivable by services	—	1,374
Liabilities:
Account payable	—	2,158
Intercompany payable	—	2,693
Income:
Services revenues	5,497	5,511
Cost of services	(6,238)	(6,116)
Financial expenses, net	156,871	(5,640)

26. SUBSEQUENT EVENTS

a)	Capitalized of advances for future capital increase

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

The effects of these different criteria for capitalizing and amortizing capitalized interest for 2001 and 2002 operations, are presented below:

	2002	2001
Capitalized interest difference:
US GAAP capitalized interest-
Interest which would have been capitalized and credited to income	6,456	5,360

Less — BR CL capitalized interest-
Interest capitalized and credited to income (up to the limit of interest and foreign exchange variation incurred on loans obtained for financing capital investments)	(10,331)	(15,205)

US GAAP difference	(3,875)	(9,845)

Amortization of capitalized interest difference:
Amortization under BR CL	1,940	506
Less- Amortization under US GAAP	(1,849)	(986)

US GAAP difference	91	(480)

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

     b. Classification of Financial Expenses

Under BR CL financial expenses are classified as operating expenses. For US GAAP purposes financial expenses are usually disclosed in the statement of operations as other expenses not related to operations.

     c. Permanent Assets

Losses on disposals of permanent assets were R$3,842 and R$1,612 in 2002 and 2001. Such losses were included in nonoperating expenses for BR CL. Under US GAAP such losses would have reduced operating income.

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

     e. Currency Swap Contracts

Statement of Financial Accounting Standards (SFAS) No. 133 “ Accounting for Derivative Instruments and Hedging Activities” established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

The table below shows the fair value of the Company’s derivatives as of December 31, 2001:

			Fair value /
	Expiration date	Notional amount	Unrealized losses
Foreign exchange swap CDI/EURO	July 2004	EUR 299,692	124,897
Foreign exchange swap CDI/EURO	November 2004	EUR 210,142	94,667
Foreign exchange swap CDI/YEN	March 2002	¥3,707,351	72,441

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

     j. Deferred assets

The Company has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 , as allowed by BR CL. Under US GAAP such deferrals and respective amortization have been fully reversed.

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

On February 6, 2001 and July 27, 2001 the Holdings indirectly acquired an additional 36.27% of GT’s total shares for R$278,544. For U.S. GAAP purposes, the Company allocated this difference as follows:

Amounts representing 36.27% of the historical net assets of GT under US GAAP	23,733
Property, plant and equipment	(55,458)	(a	)
Intangible assets — customer list	49,458	(b	)
Debt	9,422	(c	)
Intangible related to concession	251,389	(d	)

Purchase Price	278,544

(a) Difference being amortized over approximately 11 years, representing the average remaining useful lives of the relating assets.

(b) Difference being amortized over two years, representing the average customer life.

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

(d) The intangible related to the concession is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.

The Holdings’ accounting policies comply with BR CL. As such, the Holdings’ investment in GT differs by the accumulated differences between BR CL and U.S. GAAP.

The differences at GT are primarily related to the following:

▪	Start-up and customer acquisition expenses incurred by GT which are being deferred over a period of 5 years for BR CL which are expensed as incurred for U.S. GAAP purposes;

▪	Differences in methods of capitalizing and amortizing interest expense related to the acquisition of property plant and equipment; and

▪	Differences between the carrying value of derivative instruments for BR CL and their fair values, for which such difference are recorded for U.S. GAAP purposes in the statement of income.

These differences at GT impact the recorded amounts of the assets and liabilities by the Holdings for its previous acquisitions of interests in GT as well as recorded net income or loss (including the results of GT) for U.S. GAAP purposes.

Also, the goodwill recognized by the Holdings will be amortized over 10 years based on the estimated future profitability, to commence when profitable operations are achieved which is anticipated to occur in 2005, under BR CL. For U.S. GAAP purposes, this intangible related to concession is being amortized at the Holdings over a period representing the remaining term of GT’s operating license from the date of each related acquisition.

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

	2002	2001
Net revenue under BR CL	512,168	390,797
Value added and other sales taxes (i)	93,667	72,411
Deferred revenue — sales of handsets, net of amortization (ii)	(40,127)	(88,416)

Net revenue under U.S. GAAP	565,708	374,792

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

Reconciliation of the Net Loss between BR CL and US GAAP:

	The period from	The period from
	January 1 to	February 6 to
	December 27,	December 31,
	2002	2001
BR CL net loss for the year	(771,325)	(786,802)
Add (deduct):
Different criteria for:
Capitalized interest	(3,875)	(9,845)
Amortization of capitalized interest	91	(480)
Amortization of license acquisition costs	(6,159)	(5,648)
Amortization of deferred assets	31,663	29,024
FISTEL fees	(1,807)	(6,490)
Swap contracts	(115,999)	(52,474)
Amortization of commissions fees	—	(2,782)
Purchase accounting:
Amortization of fair value of property, plant and equipment	6,023	5,521
Amortization on purchase price allocations to customers list	(25,121)	(22,654)
Amortization of intangible related to concession	(31,716)	(29,233)
Finance charges and extraordinary loss on early extinguishment of Debt	—	(9,422)
Reversal of recoverable taxes	—	44

US GAAP net loss for the year	(918,225)	(891,241)

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

Reconciliation of the Shareholders’ deficit between BR CL and US GAAP as of December 31, 2001:

BR CL shareholders’ deficit	(509,010)
Add (deduct):
Different criteria for-
Capitalized interest	(1,185)
Amortization of capitalized interest	(1,258)
Interest capitalized on license acquisition costs	42,006
Amortization of license acquisition costs	27,277
Deferred assets	(308,559)
Deferred assets, accumulated amortization	68,826
FISTEL fees	(6,490)
Swap contracts	(52,474)
Special reserve of goodwill	(193,231)
Purchase accounting:
Reverse of goodwill recorded under BR CL	(296,461)
Intangible related to concession recorded in U.S. GAAP	358,558
Amortization of intangible related to concession	(29,735)
Property, plant and equipment fair value adjustment	(55,372)
Amortization of fair value of property, plant and equipment	5,526
Customer list intangible recorded in U.S.GAAP	50,242
Amortization of customer list	(23,158)
Debt fair value adjustment	9,422
Amortization of debt	(9,422)
Reversal of recoverable taxes	(223)

US GAAP shareholders’ deficit	(924,721)

Statement of changes in shareholders’ deficit in accordance with US GAAP:

Balance
Shareholders’ deficit under US GAAP as of beginning of the year	(50,880)
Advance for future capital increase	17,400
Net loss for the year	(891,241)

Shareholders deficit under US GAAP as of ending of the year	(924,721)

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

     e. New accounting pronouncements

SFAS No. 141 – “Business Combinations”

During June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations”. SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), “ Business Combinations” and FASB Statement No. 38, “ Accounting for Preacquisition Contingencies of Purchased Enterprises”. All business combinations in the scope of SFAS 141 are to be accounted for using one method the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria-the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 on January 1, 2002 did not result in any impact to the Holdings’ financial position, cash flows and results of operations.

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

SFAS No. 145 — “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of “SFAS 145”

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

SFAS No. 146 -“Accounting for Costs Associated with Exit or Disposal Activities”

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

GLOBALTELCOM TELECOMUNICAÇÕES S.A., DAINI DO BRASIL S.A AND GTPS S.A.
PARTICIPAÇÕES EM INVESTIMENTOS DE TELECOMUNICAÇÕES

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

* * * * * * * * * * *