Form 20-F
period 2004-12-31
TELESP CELLULAR HOLDING CO /ADR/
filed 2005-04-15
CIK 1071337

Click here to Contents

As filed with the Securities and Exchange Commission on April 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number: 001-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Doutor Chucri Zaidan 860, 04583-110
São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2,500 preferred shares	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  The number of outstanding shares of each class as of December 31, 2004:

Title of Class	Number of Shares Outstanding

Common Stock	409,383,864,536
Preferred Stock	762,400,487,973

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

  Item 17         Item 18

Back to Cover

Back to Contents

INTRODUCTION
All references in this annual report to:

•
“1xRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1x technology, which pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) technology;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•
“ADSs” are to our American Depositary Shares, each representing 2,500 shares of our non-voting preferred stock.  On April 1, 2005, TCP approved a reverse stock split to occur at the ratio of two thousand and five hundred (2,500) shares to one (1) share of each respective class. There will be no reverse split of ADRs. Thus, there will be no fractional ADRs resulting from the reverse split. As of May 4, 2005, each ADR will represent one (1) preferred share;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” is to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997 and by Law No. 10,303 of October 2001;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“Customers” are to number of wireless lines in service;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“EV-DO” are to Evolution Data Optimized, a 3G technology, which provides data transmission at a speed up to 2.4 mbps in laptops or PDAs;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers.

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

i

Back to Contents

•	“SMS” are to text messaging services for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. – TELEBRAS;

•	“Telesp Celular S.A.,” “TCP,” “we,” “our” and “us” are to Telesp Celular Participações and its consolidated subsidiaries (unless the context otherwise requires);

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	Vivo is the brand used in Brazil in the operations of the companies that together constitute the assets of the joint venture between Portugal Telecom and Telefónica Móviles; and

•
“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets.

          TCP’s subsidiaries are: Telesp Celular S.A., also referred to as Telesp Celular or TC; Global Telecom S.A., also referred to as Global Telecom or GT; and Tele Centro Oeste Celular Participações, or TCO, which includes TCO’s B Band subsidiary, NBT.

          Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

          Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Note 37 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity.  These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

          Prior to 2003, we presented financial information in our annual report on Form 20-F using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council.  Beginning with the fiscal year ended December 31, 2003, we changed to the Brazilian Corporate Law Method because we do not primarily rely on price-level accounting in reporting to investors and regulatory authorities in Brazil. For consistency, we have presented all our financial information in this annual report, in accordance with the Brazilian Corporate Law Method.  As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years.  See note 2 to our consolidated financial statements included herein.

          Our consolidated financial statements include the results of Telesp Celular.  In addition, since December 27, 2002, we have consolidated 100% of the results of Global Telecom, and, since May 1, 2003, we have also consolidated TCO’s results due to our acquisition of this company.
FORWARD LOOKING STATEMENTS

          Certain sections in this annual report, principally in “Item 3.D. Key Information—Risk Factors,”  “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward-looking, including but not limited to:

ii

Back to Contents

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights of way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks;

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

          Forward looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions.  Forward-looking information involves risks and uncertainties that could significantly affect expected results.  The risks and uncertainties include, but are not limited to:

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

iii

Back to Contents

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.          KEY INFORMATION

A.       Selected Financial Data

          The selected financial data as of and for the years ended December 31, 2004, 2003 and 2002 included in this annual report have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes.  The selected financial data as of and for the years ended December 31, 2001 and 2000 included in this annual report have been derived from our audited financial statements and notes thereto audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. See “Presentation of Financial Information” above for additional information.

          In April 2003, we acquired 64.03% of the outstanding voting capital stock of TCO. We acquired additional shares of voting capital stock of TCO in a public tender offer, bringing the percentage of TCO’s outstanding voting capital stock we own to 90.73%. Since May 1, 2003, TCP has consolidated TCO’s results due to the acquisition of its control.

          In February 2001, we acquired an interest of 49% of the outstanding common stock and 100% of the outstanding preferred shares in Globaltelecom Telecomunicações S.A., Daini do Brasil S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações, or Global Telecom Holdings, that held 95% of the voting shares and 100% of the non-voting shares of Global Telecom for aggregate consideration of approximately R$902 million.  On December 27, 2002, we purchased the remaining 51% of the outstanding common stock of each of the holding companies and we now own directly and indirectly 100% of the capital of Global Telecom.  In September 2002, we made advances for future capital increases in Global Telecom and in December 2002, most of these advances for future capital increases were capitalized.  The selected financial information reflects our investment in Global Telecom Holdings since the date of acquisition until December 27, 2002 under the equity method of accounting.  As of December 27, 2002, Global Telecom and the holding companies that became TCP’s subsidiaries were fully consolidated.

          Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP.  See note 37 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2003, and net loss for the years ended December 31, 2004, 2003 and 2002.

          The following tables present a summary of our selected financial data at the dates and for each of the periods indicated.  You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais, except per share data)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	7,341.0	6,046.3	3,415.0	2,966.1	2,766.7
Cost of services and goods sold	(3,335.1)	(3,020.5)	(1,739.4)	(1,724.2)	(1,689.2)
Gross profit	4,005.9	3,025.8	1,675.6	1,241.9	1,077.5
Operating expenses:
Selling expenses	(1,896.4)	(1,264.9)	(526.9)	(537.3)	(554.2)
General and administrative expenses	(634.9)	(561.3)	(343.2)	(317.5)	(217.9)
Other net operating income (expenses)	(159.6)	(145.0)	(39.8)	(41.1)	33.9
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	1,315.0	1,054.6	765.7	346.0	339.3
Equity in losses of unconsolidated subsidiary	—	—	(890.7)	(653.6)	—
Net financial expenses	(1,095.4)	(1,133.5)	(808.4)	(541.5)	(137.1)
Operating income (loss)	219.6	(78.9)	(933.4)	(849.1)	202.2
Net non-operating income (expenses)	(51.2)	(25.7)	10.0	(0.4)	(0.6)
Extraordinary item	—	—	(170.8)	(278.8)	—
Income (loss) before income taxes and minority interests	168.4	(104.6)	(1,094.2)	(1,128.3)	201.6
Income taxes	(327.0)	(277.9)	(46.5)	14.7	(49.4)
Minority interests	(331.5)	(257.7)	—	—	—
Net income (loss)	(490.1)	(640.2)	(1,140.7)	(1,113.6)	152.2
Net income (loss) per 1,000 shares	(0.42)	(0.55)	(0.97)	(2.43)	0.33
Dividends declared per thousand preferred shares (R$)	—	—	—	—	0.245220
Dividends declared per thousand common Shares (R$)	—	—	—	—	0.112948
U.S. GAAP
Net operating revenue	10,019.7	7,886.5	4,575.0	3,619.6	2,963.7
Operating income	1,209.4	1,000.8	328.8	198.0	220.2
Net financial expenses	(985.8)	(375.9)	(1,149.6)	(743.5)	(192.1)
Equity in losses of unconsolidated subsidiaries	—	—-	(759.1)	(733.8)	—
Net non-operating income (expenses)	(51.2)	(25.7)	9.8	(0.4)	(0.6)
Extraordinary item, net of tax	—	—	—	(12.7)	—
Income (loss) before income taxes, minority interests and extraordinary item	172.4	599.2	(1,570.1)	(1,288.9)	27.5
Income taxes and minority interest	(673.1)	(698.0)	74.4	97.5	9.4
Extraordinary item, net of tax		—	—	(12.7)	—
Net income (loss)	(500.7)	(98.8)	(1,495.7)	(1,204.1)	36.9

Basic and diluted net income (loss) per 1,000 shares – common and preferred (2)	(0.43)	(0.08)	(2.18)	(2.63)	0.09
Weighted average common shares outstanding (thousands)	409,383,864	409,383,864	240,033,927	160,138,996	147,015,170

Weighted average preferred shares outstanding (thousands)	762,400,488	762,400,488	447,018,065	298,228,776	273,021,473

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Cash Flow Data:
Brazilian Corporate Law Method
Cash flows from operating activities	1,307.3	1,459.7	984.4
Cash flows from investing activities	(2,291.4)	(1,643.3)	(3,820.5)
Cash flows from financing activities	1,006.1	1,324.6	2,772.3

Back to Contents

	As of December 31,

	2004	2003	2002	2001	2000

	(in millions of reais, except for per share data)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	5,603.0	5,240.8	4,770.7	3,695.8	3,454.0
Total assets	14,131.2	13,624.7	9,654.4	6,872.2	6,204.0
Loans and financing	4,963.2	6,289.2	4,460.8	2,580.1	1,399.4
Shareholders’ equity	2,907.4	3,393.2	4,010.0	2,742.6	3,857.1
Capital Stock	4,373.7	4,373.7	4,373.7	1,873.3	1,873.3
Number of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352	458,367,772	458,367,772
U.S. GAAP
Property, plant and equipment, net	5,649.7	4,738.3	2,794.5	2,978.0	3,434.0
Total assets	14,226.3	13,546.5	10,202.0	7,218.3	7,089.1
Total liabilities	8,518.3	9,213.7	6,894.7	4,787.4	3,414.7
Shareholders’ equity	2,735.6	3,232.0	3,307.3	2,430.9	3,674.4
Capital stock	4,373.7	4,373.7	4,373.7	1,873.3	1,873.3
Number of shares as adjusted to reflect changes in capital	1,171,784,352	1,171,784,352	1,171,784,352	458,367,772	458,367,772

(1)	Interest on Shareholder’s equity is includes as part of the dividends and presented net of taxes.
(2)
As a result of the corporate restructuring completed on January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangible related to concession that was transferred in the merger. The numbers of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included on the basis of purposes of calculating diluted earnings per share for the year ended December 31, 2000, 2001, 2002 , 2003 and 2004. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for all periods presented as their effect would have been anti-dilutive.

Exchange Rates

Before March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

          Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating market rate generally applied to transactions to which the commercial market rate did not apply. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates.

          With the enactment of Resolution No. 3,265 dated March 4, 2005 by the National Monetary Council both markets were consolidated into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now be carried out in this single consolidated market, through institutions authorized to operate in such market.  The Brazilian government has yet to enact in its entirety the regulations applicable to the new foreign exchange market.

          Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political instability or other factors. In light of these factors, we cannot predict that the real will not depreciate or appreciate in value in relation to the U.S. dollar substantially in the future. In addition, exchange rate fluctuations may also affect our financial condition. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

Back to Contents

          The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.
	Exchange Rate of R$ per U.S.$

	Low	High	Average(1)	Year-End

Year ended December 31,
2000	1.723	1.985	1.829	1.955
2001	1.936	2.801	2.352	2.320
2002	2.271	3.955	2.931	3.533
2003	2.822	3.662	3.071	2.889
2004	2.654	3.205	2. 917	2.654

Source:	Central Bank of Brazil, PTAX.
(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$per U.S.$

	Low	High

Month Ended
October 31, 2004	2.824	2.885
November 30, 2004	2.731	2.859
December 31, 2004	2.654	2.787
January 31, 2005	2.625	2.722
February 28, 2005	2.562	2.632
March 31, 2005	2.629	2.765
April 30, 2005 (until April 13, 2005)	2.562	2.660

Source:	Central Bank of Brazil, PTAX.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Back to Contents

Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

          Brazil has historically experienced extremely high rates of inflation.  Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy.  Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods.  However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2004, the general price index, or the IGP-DI (the ĺndice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 12.13%, compared to 7.7% in 2003 and 26.4% in 2002.  If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.  In addition, high inflation generally leads to higher domestic interest rates and, as a result, the cost of servicing our real-denominated debt may increase.  Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets.

          Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

          The Brazilian currency has historically experienced frequent devaluations.  The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown.  In 2002, the real devalued against the U.S. dollar by 52.3%.  However, the economic policies initiated by the Brazilian government in 2003 have helped to restore confidence in the Brazilian market.  This, coupled with the U.S. dollar devaluation in the international market, has resulted in an appreciation of the real against the U.S. dollar of 18.2% in 2003 and 8% in 2004.  However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels.  Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs.  See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

Back to Contents

          As of December 31, 2004, we had R$4,963.2 million in total debt, of which 55.0% was denominated in foreign currencies, primarily the U.S. dollar and the yen.  As of December 31, 2004, we had currency derivatives in place to cover 109.2% of our foreign currency-denominated financial debt.  This coverage in excess was a consequence of foreign-currency commitments against exchange variations in non-financial (such as the leasing, long-term hedging inefficiency, and suppliers).  At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais.  To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

          Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

          The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries.  Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate.  Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Adverse developments in other emerging market countries could also lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

Back to Contents

           Our results may be affected in the medium or long-term as a result of the new SMP rules.

          In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system.  Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. Although the new regime has not had a significant impact on our operations to date, we cannot assure that in the future the interconnection fees that we will receive from long-distance operators will compensate us for the revenues that we would have received from our customers for outbound long-distance traffic.

          Until June 30, 2004, SMP service providers could choose to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation has been the rule, subject to Anatel regulations.

          In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule will remain in effect until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

          Anatel submitted to public comment new regulations on interconnection rules. The public comment period ended on October 18, 2004 and we have presented our arguments against some of the proposals that may have adverse effect on our results. Anatel will decide whether to issue a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

          There is substantial competition in the telecommunications industry.  We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these other services.

          We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services.  Our ability to compete successfully will depend on our marketing techniques, as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors.  To the extent that we do not keep pace with technological advances, or fail to timely respond to changes in competitive factors in our industry, we could lose a portion of our market share or experience a decline in our revenue.  Competition from other mobile communications service providers in the region in which we operate may also affect our financial results by causing, among other things, the rate of our customer growth to decline and forcing us to decrease tariff rates and increase selling expenses.  This could have a material adverse effect on our results of operations.

          There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue.  Consolidations may result in increased competitive pressures within our market.  We may be unable to adequately respond to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

Back to Contents

          Our results of operations would be negatively affected by a high rate of customer turnover or a decrease in our customer growth.

          A high rate of customer turnover and/or a decrease in our rate of customer growth could adversely affect our results of operations as well as our competitive position.  The rate of customer turnover may be the result of several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

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

          The advent of new products and technologies could have a variety of consequences for us.  These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology.  The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund the upgrading may depend on our ability to obtain additional financing.

          Our controlling shareholders have a great deal of influence over our business.

          As of December 31, 2004, PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, owned, directly and indirectly, approximately 93.66% of our common shares and 65.12% of our total capital.  PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”  Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends.  In addition, as Portugal Telecom and Telefónica Móviles share their participation in us equally, any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

          The wireless industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

          Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. Anatel published on July 2, 2002 Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for deployment of radio frequency transmission stations that will supersede the existing state and municipal laws.  The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

          Our investment in Global Telecom S.A. has adversely affected, and is expected to continue to adversely affect, our financial performance.

          Our investment in Global Telecom S.A. presents operational and financial risks.  Global Telecom started operations in 1999, and its principal competitor in its concession area has been in operation for a longer period of time and has a larger market share in that area.  Global Telecom has had substantial net losses (R$180.3 million in 2004, R$436.0 million in 2003 and R$771.1 million in 2002) resulting in significant part from indebtedness and increased expenses in connection with the rapid expansion of its network infrastructure and upgrading its marketing and commercial capabilities.

Back to Contents

          Our investment in Global Telecom S.A. is expected to continue to have a material effect on our financial condition and results because of the indebtedness we incurred to make the investment. Global Telecom (which began operations in December 1998) has reported net losses for each of the three years ended December 31, 2004.

Risks Relating to Our Preferred Shares and Our ADSs

          Our preferred shares and our ADSs generally do not have voting rights.

          In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances.  See “Item 10.B. Additional Information—Memorandum and Articles of Association.”

          Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

          Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

          In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

          You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

          You will not be able to exercise the preemptive rights relating to our preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement.  Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them.  For more information on the exercise of your rights see “Item 10. Additional Information.”

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

Back to Contents

Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689 issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

          Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporate Law.  Our corporate affiliates are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil.  Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions.  In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage.

          Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs and the underlying preferred shares.

          Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

          Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law. Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Back to Contents

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

          Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

          We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil.  Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

          Actual or anticipated sales of a substantial number of preferred shares could decrease the market prices of our preferred shares and the ADSs.

          Sales of a substantial number of our preferred shares could negatively affect the market prices of our preferred shares and the ADSs. If, in the future, existing or future holders of preferred shares make substantial sales of shares, the market price of our preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

          Holders of the ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

          Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a new Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing preferred shares, which are issued by the depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

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

Back to Contents

Item 4.          Information on the Company

A.     Our History and Development

General

          We are incorporated under the laws of the Federative Republic of Brazil under the name Telesp Celular Participações S.A., known as TCP.  We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian Corporate Law.  Our principal executive offices are located at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil.  Our telephone number is +55 11 5105-1182, our facsimile number is +55 11 5105-2247, and our website is www.vivo.com.br.  The information on our website is not part of this Form 20-F.  Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

          According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telesp Celular S.A., or Telesp Celular, Global Telecom S.A. or Global Telecom, and Tele Centro Oeste S.A., or TCO. The following chart shows our corporate structure as of December 31, 2004:

Back to Contents

Telebrás and the Privatization

          TCP was created as a result of a restructuring of Telebrás in 1998.  Before 1972, there were more than 900 telecommunications companies operating throughout Brazil.  Between 1972 and 1975, Telebrás and its operating subsidiaries known as the predecessor companies, and collectively known as the Telebrás System, were created, acquiring almost all of the telecommunications companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

          In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system.  In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.  In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies.  In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies.  Virtually all of the predecessor companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the new holding companies.  TCP was one of the new holding companies.  TCP was allocated all of the share capital held by Telebrás in Telesp Celular, one of the cellular operating companies that had provided cellular telecommunications service in the state of São Paulo since 1993.  The Brazilian government’s common shares of Telesp’s capital stock were purchased by the Portugal Telecom  group.

Global Telecom

          Global Telecom is a B Band cellular concessionaire in the states of Paraná and Santa Catarina. Global Telecom began commercial operations in December 1998.  In February 2001, we acquired an 81.61% indirect economic interest in Global Telecom for R$902 million.  On December 27, 2002, we acquired the remaining shares of Global Telecom for R$290.3 million.

Brasilcel

          TCP is controlled by Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, a  joint venture between Portugal Telecom and Telefónica Móviles.  This joint venture has 40.5% of the total market in Brazil, according to Anatel, with 26.5 million customers as of December 31, 2004, according to market share data published by Anatel.  Its operations cover an area of approximately 134 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP.  Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

          In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•
Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo and Global Telecom, a B Band operator in the states of Paraná and Santa Catarina and Tele Centro Oeste Celular Participações S.A.;

•	Tele Leste Celular Participações S.A., which controls A Band operations in the states of Bahia and Sergipe;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

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

Back to Contents

          On May 25, 2003, in compliance with Brazilian legislation, we launched a tender offer for the common shares of TCO not owned by us.  The acceptance period ended on November 18, 2003.  As a result of the shares tendered, we acquired 74.2% of the outstanding available common shares at the price of R$16.73 per 1,000 common shares.  The total purchase price for the new shares amounted to R$538.8 million.  At December 31, 2003 we held 90.73% of TCO’s ordinary shares, representing a 29.31% interest in TCO, excluding treasury stocks.  We also announced the intention to launch an exchange offer for the remaining shares of TCO through which we would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions on to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January, 2004.

Vivo

          All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003.  The consolidation of a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states.  The commercial strategy of Vivo is to increase their customer base as well as revenues by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

TCO’s Corporate Restructuring

          On June 30, 2004, the management of TCP and TCO approved the corporate restructuring of TCO and its subsidiaries Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A.  The reasons for restructuring were: (i) to effectuate an improvement in TCO’s and its subsidiaries’ cash flow, resulting from the transfer of TCP’s R$511 million tax benefit to TCO, generated by the amortization of a goodwill in the amount of R$1,503 million, originally paid upon the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) to effectuate a simplification of the corporate structure of TCO’s subsidiaries, improving TCO’s capitalization, benefiting the minority shareholders of TCO’s subsidiaries.

VTO—Voluntary Public Tender Offer

          On October 8, 2004, Telesp Celular Participações concluded its public tender offer (“VTO”) for up to 84,252,534,000 preferred shares of TCO by TCP.  The number of preferred shares tendered in the VTO exceeded the maximum number to be acquired by TCP.  Due to a pro-rata allocation, TCP purchased 0.5547 preferred shares for each preferred share tendered by a TCP holder.  After the VTO, on January 7, 2005, the number of TCO shares held by TCP represents 32.76% of the total preferred shares and 50.65% of the total capital stock of TCO.

Rights Offering

          On November 8, 2004, TCP announced a capital increase of up to R$2,053,895,871.47, upon private subscription, with an issuance of 410,779,174,294 new shares, of which 143,513,066,618 are common shares and 267,266,107,676 are preferred shares, for the issuance price of five reais (R$5.00) per lot of one thousand shares, for both types of shares of the Company, identical in every aspect to those currently existing.

          The capital increase was carried out in 3 subscription stages, with due regard to preemptive rights, and ended by an auction of the remaining shares held on January 4, 2005, which was confirmed by the Board of Directors at a meeting held on January 7, 2005, whereby the capital stock was increased to R$6,427,557,341.20, represented by 1,582,563,526,803 shares, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares.  Following the rights offering, Brasilcel held 94.9% of our common shares, 50.0% of our preferred shares, and 65.7% of our total capital stock.

Back to Contents

Capital Expenditures

          The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

          The following table sets forth our total capital expenditures for the periods indicated:
	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	380.1	167.2	105.7
Transmission equipment	450.7	232.8	90.8
Information technology	285.8	157.4	76.2
Others(1)	275.4	151.2	54.6

Total capital expenditures	1,392.0	708.6	327.3

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          The following table sets forth the total capital expenditures of Telesp Celular for the periods indicated:
	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	175.9	131.0	105.7
Transmission equipment	172.8	122.3	90.8
Information Technology	251.5	101.9	76.2
Others(1)	158.9	100.5	54.6

Total capital expenditures	759.1	455.7	327.3

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          The following table sets forth the total capital expenditures of Global Telecom for the periods indicated:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	47.5	10.3	23.0
Transmission equipment	124.5	45.5	89.3
Information Technology	15.7	16.8	22.2
Others(1)	26.8	18.8	17.8

Total capital expenditures	214.5	91.4	152.3

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          The following table sets forth the capital expenditures of TCO from its consolidation with TCP for the periods indicated:

	Year ended December 31, 2004	Year ended December 31, 2003 (from May to December)

	(in millions of reais)
Switching equipment	156.7	25.9
Transmission equipment	153.4	65.0
Information Technology	18.6	38.7
Others(1)	89.7	31.9

Total capital expenditures	418.4	161.5

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

Back to Contents

          Our capital expenditure estimate for 2005 is approximately R$1.3 billion  including investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, besides seeking the constant improvement of the quality of services provided to our customers.

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

          Telesp Celular uses a frequency range known as A Band that covers 77% of the municipalities in the state of São Paulo and 98% of the population of the metropolitan area of São Paulo.  At December 31, 2004, Telesp Celular had 9.2 million cellular lines in service, which represented a 23.2% increase from December 31, 2003, and a market share of approximately 55.5% in São Paulo.

          Global Telecom uses a frequency range known as B Band that covers 29% of the municipalities in the states of Paraná and Santa Catarina and 76% of the population of Paraná and Santa Catarina.  At December 31, 2004, Global Telecom had 2.6 million cellular lines in service, which represented a 52.5% net increase from December 31, 2003, and a market share of approximately 41.8% in those states.

          Tele Centro Oeste Celular is the leading cellular operator, by number of customers, in its authorization area. TCO uses a frequency range known as A Band that covers 49% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins, and 89% of the population of those states. Tele Centro Oeste Celular also uses a frequency range known as B Band that covers 27% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, and 65% of the population of those states. At December 31, 2004, Tele Centro Oeste Celular had 5.8 million cellular lines in service, which represented a 41.6% net increase from December 31, 2003, and a market share of approximately 51.4% in those states.

Our Operations

          The following tables set forth information of Telesp Celular, Global Telecom and Tele Centro Oeste’s cellular telecommunications base, coverage and related matters at the dates and for the years indicated.

Back to Contents

          Telesp Celular
	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end (in thousands)	9,232	7,495	6,060
Contract customers	1,603	1,475	1,426
Prepaid customers	7,629	6,020	4,634
Digital	9,167	7,410	5,913
Analog	65	85	147
Growth in cellular lines in service during year	23.2%	23.7%	18.7%
Churn (1)	18.9%	22.7%	17.0%
Estimated population of concession areas (in millions) (2)	40.1	39.0	38.3
Estimated covered population (in millions) (3)	39.3	38.4	37.2
Percentage of population covered (4)	98.0%	98.0%	97.0%
Penetration at year-end (5)	42.7%	30.3%	23.8%
Percentage of municipalities covered	79.6%	76.7%	75.6%
Average monthly minutes of use per customer (6)	92.5	107	110
Market share (7)	55.5%	63.4%	67.2%

          Global Telecom

	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end (in thousands)	2,579	1,691	1,176
Contract customers	298	280	252
Prepaid customers	2,281	1,411	924
Growth in cellular lines in service during year	52.5	43.7%	36.5%
Churn (1)	13.7%	19.4%	20.0%
Estimated population of concession areas (in millions) (2)	16.0	15.6	15.3
Estimated covered population (in millions) (3)	12.8	11.9	11.0
Percentage of population covered (4)	80.0%	76.0%	74.0%
Penetration at year-end (5)	39.8%	24.0%	19.0%
Percentage of municipalities covered	42.3%	28.6%	28.0%
Average monthly minutes of use per customer (6)	74	94	97
Market share (7)	42.0%	45.0%	41.0%

          Tele Centro Oeste Celular

	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end (in thousands)	5,820	4,112	3,067
Contract customers	945	950	860
Prepaid customers	4,875	3,162	2,207
Growth in cellular lines in service during year	41.6%	34.1%	27.2%
Churn (1)	23.4%	25.1%	20.5%
Estimated population of concession areas (in millions) (2)	33.5	31.8	31.2
Estimated covered population (in millions) (3)	25.8	24.2	23.0
Percentage of population covered (4)	77.0%	76.0%	74.0%
Penetration at year-end (5)	34.8%	23.3%	16.3%
Percentage of municipalities covered	41.3%	49.2%	47.2%
Average monthly minutes of use per customer (6)	87	103	110
Market share (7)	51.4%	55.6%	60.3%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística – IBGE.

(3)	Number of people within our Region that can access our cellular telecommunications signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.

Back to Contents

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)
Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Estimate based on all lines in service in our Region at year end.

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

          We provide voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service, MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile and a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads and text messaging (SMS) for a friendlier access to our services.

          In addition, in 2004 we launched:

                    “Vivo Direto” service – this service allows users to make individual and group calls;

                    “Vivo Encontra” (LBS) - a group of Location Based Services, including “Vivo Localiza,” using gpsOne as a location technology a service that allows users to locate each other;

                    “Vivo Aqui Perto” - a city-guide application;

                    “Vivo Agenda” (Synchronized Agenda) – this service allows users to back up their contact lists and to recover any information lost in case of robbery or loss;

                    “Vivo em Ação” - an alternative-reality game that encourages the client to use different ancillary services;

                    “Vivo Avisa” makes the client aware of calls missed when their phone is unavailable;

                    “Olho Vivo” (video monitoring) – (launched in March 2004), this was the first monitoring application in Brazil. Subscribers can see real-time images of a webcam connected to a PC through their personal mobile at a rate of 4 frames per second; and

                    “TV no Celular” (video streaming) – (launched in October 2004), this was the first application of streaming in Brazil.  Subscribers can see real-time audio and television images through their personal mobiles.

          We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

          Telesp Celular provides mobile telecommunications services on the A Band frequency range in the State of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory, or our Region.  This area includes more than 40.1 million people, representing 21.9% of Brazil’s population, and 63 municipalities with populations in excess of 100,000, including the City of São Paulo, Brazil’s largest city, with more than ten million people.

Back to Contents

          Global Telecom provides mobile telecommunications services on a frequency range known as B Band in its authorization area, which encompasses the states of Paraná and Santa Catarina.  This area is composed of 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory, with a population of approximately 16.0 million people, representing 8.8% of Brazil’s population, and 22 municipalities with populations in excess of 100,000 people.

          TCO provides mobile telecommunications services in Brazil’s Federal District and in 11 Brazilian states: Federal District, Acre, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul and Rondônia as a frequency range known as A Band and Pará, Amazonas, Amapá, Roraima, and Maranhão on a frequency range known as B Band. Both frequencies comprising altogether 5.8 million Km2 and 33.5 million people, representing 68.0% of Brasil’s territory and 18.3% of Brazil’s population, and 34 municipalities with populations in excess of 100,000 people.

          The following tables set forth population, gross domestic product (GDP), and per capita income statistics for each state in our Regions at the dates and for the year indicated.

          Telesp Celular

	At December 31, 2004		Year ended December 31, 2004

Area	Population (in millions)(1)	Percent of Brazil’s population (1)	GDP (in millions of reais) (2) (3)	Percent of Brazil’s GDP (3)	Per capita income (in thousands of reais) (2) (3)

São Paulo state	40.1	21.9	575,897	32.6	14,461

          Global Telecom

	At December 31, 2004		Year ended December 31, 2004

Area	Population (in millions) (1)	Percent of Brazil’s population (1)	GDP ( millions of reais) (2) (3)	Percent of Brazil’s GDP (3)	Per capita income (in thousands of reais) (2) (3)

Paraná state	10.2	5.6	107,056	6.1	10,563
Santa Catarina state	5.8	3.2	68,122	3.9	11,798
Our Region	16.0	8.8	175,178	10.0	11,011

          TCO

Area		At December 31, 2004		Year ended December 31, 2004

Subsidiary	State	Population (in millions) (1)	Percent of Brazil’s population (1)	GDP (in millions of reais) (2) (3)	Percent of Brazil’s GDP (3)	Per capita income (in thousands of reais) (2) (3)

Telegoiás	Goiás	5.6	3.0	41,139	2.3	7,469
Telegoiás	Tocantins	1.3	0.7	4,660	0.3	3,690
Telemat	Mato Grosso	2.8	1.5	23,512	1.3	8,552
Telems	Mato Grosso do Sul	2.2	1.2	20,167	1.1	9,040
Telaron	Rondônia	1.5	0.8	9,574	0.5	6,129
Teleacre	Acre	0.6	0.3	2,969	0.2	4,784
NBT	Amapá	0.6	0.3	3,486	0.2	6,368
NBT	Amazonas	3.2	1.8	32,899	1.9	10,449
NBT	Maranhão	6.1	3.3	15,010	0.8	2,493
NBT	Pará	6.9	3.8	33,556	1.9	4,899
NBT	Roraima	0.4	0.2	1,956	0.1	5,121
Telebrasília	Federal District	2.3	1.3	46,887	2.7	20,546
Our Region		33.5	18.2	235,815	13.3%	7,110

Back to Contents

Source:	Instituto Brasileiro de Geografia e Estatística - IBGE. We calculated the GDP for the states based on last available percentages published by IBGE in previous years.
(1)	Estimates from IBGE for the year end 2004.
(2)	Our estimates are expressed in nominal reais.
(3)	Nominal Brazilian GDP was R$1,769,202 million as of December 2004 calculated by IBGE.

          Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and on the economy of the Region in particular.  See “Item 3D. Risk Factors.”

Marketing and Sales

          We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns.  A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions.  Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

          With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones.  We are actively involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

          TCP currently has 95 shops and kiosks in addition to an independent authorized service network, comprised of both exclusive and nonexclusive dealers, with 2,451 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 34,675 sites.

Customer Service

As part of the strategy for standardizing service provided by TCP operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

     Satisfaction evaluation

          Customer satisfaction is evaluated by regular satisfaction surveys. In 2004, 10,000 customers of Vivo operating companies, among them 3,222 of Telesp Celular’s and Global Telecom’s customers, were interviewed all over the country about customer assistance, technical assistance, products and services. The overall satisfaction mark was 8.3 on a range from 1 to 10. Several actions have since been taken in order to increase our customer satisfaction.

     Assistance to customer claims

          TCP’s staff is trained to assist and provide information to customers with respect to the services we provide.

          Vivo operating companies’ customer service, including  TCP’s, was ranked first in 2003 and 2004 in a survey entitled “Companies that Most Respect Consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer).

Back to Contents

          In 2004, VIVO operating companies’ customer service, including TCP, received the following awards for customer service:

•	“Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente” (Revista Consumidor Moderno, em 2004) - “Excellence in Customer Services” awarded by Consumidor Moderno, “Modern Consumer” issue;

•	Guilherme Portela, VIVO operating companies Customer Vice-President was awarded “B2B Executive of The Year 2004” by the B2B issue;

•	Melhor Sistema com Internet pela ABT – “Best Internet System” awarded by “Telemarketing Brazilian Association – ABT”; and

•	Melhor Operação de Relacionamento em Call Center Próprio ou Terceirizado – Ativo/Receptivo – pela ABT – “Best Call Center Service Operation” awarded by “Telemarketing Brazilian Association – ABT”.

Our Network

          Before November 1998, our network used only AMPS analog technology.  After the privatization, we began to use CDMA digital technology.  Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services.  Digital cellular telecommunications service also reduces the risk of fraud.  We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

          At December 31, 2004, Telesp Celular’s telecommunications network, which provides both CDMA digital and AMPS analog services, covered 76.7% of the municipalities in the state of São Paulo, or 98.44% of the population, in its Region.  Telesp Celular’s network is connected primarily through a fiber-optic transmission system leased from Telecomunicações de São Paulo S.A. - Telesp, consisting of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways.  NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda. and Ericsson Telecomunicações S.A. are Telesp Celular’s main suppliers.

          Global Telecom began its activities in December 1998 and only offers services through CDMA digital technology. At December 31, 2004, Global Telecom’s telecommunications network covered 42.34% of the municipalities, or 80.44% of the population, in its Region.  Global Telecom’s network is primarily connected by a fiber-optic transmission system leased from fixed operating companies (Brasil Telecom and Embratel) and Copel—Companhia Paranaense de Energia S.A., consisting of cellular switches, base stations and other network elements, such as:  voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point and gateways.  Motorola do Brasil Ltda. and Ericsson Telecomunicações S.A.  are Global Telecom’s main suppliers.

          As of December 31, 2004, TCO provided CDMA Digital, TDMA digital and AMPS analog services covering 40.37% of the municipalities, or 76.51% of the population in its Region. Our network is connected primarily through a fiber-optic transmission system leased from incumbent wire line companies, consisting of  cellular switches, base-stations and other network elements, such as voicemail, prepaid service, text messaging services, Home Location Registers, Signaling Transfer Point and gateways. Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.) and Ericsson Telecomunicações S.A. are TCO’s are principal suppliers.

          Our advanced network management technology ensures global management and supervision of all our network processes and network performance.  The network management center monitors the critical network operational parameters of TCO and NBT.  This center is able to identify abnormalities in both our network and in  third-parties networks, using the failure and signaling monitoring systems.  In addition, quality and service standards are constantly monitored.  The network management center is integrated with the maintenance and operation teams that maintain and operate the cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbone.

          Our network is prepared to provide continuity of service for our customers in the event of network interruptions.  We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

Back to Contents

          Under our authorizations, we are obligated to meet certain requirements for service quality and annual network expansion.  See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies”.  We have already achieved all of our required network expansion obligations.

Sources of Revenue

          We generate revenue from:

•	usage charges, which include measured service charges for calls and other similar charges;

•	interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which are not charged to our prepaid customers;

•	the sale of cellular handsets and accessories; and

•
other charges, including charges for call forwarding, call waiting, text messaging (SMS), call blocking and Data Services, such as wap, downloads and MMS services, which are charged only when the customer’s plan does not include these services.

          Our rates are subject to approval by Anatel.  See “Item 4—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

          The table below sets forth total net operating revenues in each of our operating subsidiaries for the last three years (or, in the case of TCO, its total net operating revenues from its consolidation with TCP to year-end 2003):

          Telesp Celular

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Usage charges	2,293.6	2,221.5	1,224.7
Sales of handsets and accessories	1,209.5	1,070.1	717.9
Monthly subscription charges	77.6	82.4	972.5
Interconnection	1,913.7	1,686.3	1,346.7
Other	287.4	232.5	90.4
Total gross operating revenue	5,781.8	5,292.8	4,352.2
Value-added and other indirect taxes	(986.1)	(858.4)	(763.5)
Sales and services discount and return of goods sold	(466.7)	(441.2)	(173.7)

Net operating revenues	4,329.0	3,993.2	3,415.0

          Global Telecom

	Year ended December 31,	Year ended December 31,

	2004	2003

	(in millions of reais)
Usage charges	339.4	293.2
Sales of handsets and accessories	257.1	177.3
Monthly subscription charges	15.5	21.8
Interconnection	356.2	282.2
Other	55.9	36.3
Total gross operating revenue	1,024.1	810.8
Value-added and other indirect taxes	(179.5)	(132.7)
Sales and services discount and return of goods sold	(43.0)	(9.1)

Net operating revenues	801.6	669.0

Back to Contents

          TCO

	Year ended December 31,	Year ended Dec 31, 2003
	2004	(From May to Dec)

	(in millions of reais)
Usage charges	1,283.3	743.8
Sales of handsets and accessories	486.8	322.1
Monthly subscription charges	149.5	103.2
Interconnection	872.1	536.1
Other	158.0	67.8
Total gross operating revenue	2,949.7	1,773.0
Value-added and other indirect taxes	(610.9)	(343.7)
Sales and services discount and return of Goods sold	(128.4)	(38.3)

Net operating revenue	2,210.4	1,391.0

     Contract Customers

          Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling party pays” basis, under which customers pay only for calls that they originate.  In addition, customers pay roaming charges on calls made or received outside their home registration area.

          Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below.  Our Region is divided into 18 areas (Telesp Celular (9) and Global Telecom (9)), called registration areas, designated for payment purposes.

     Interconnection Charges

          We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers.  We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call.  See “Item 4—”Information on the Company—Business Overview—Operating Agreements—Interconnection Agreements.”  Tariff increases are subject to Anatel’s review and approval.

     Bill and Keep

          Anatel adopted “Bill & Keep” rules for interconnection charges in July 2003.  The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers.  However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%.  This rule will remain in effect until June 30, 2005.  Thereafter, SMP operators may adopt full Bill & Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

Back to Contents

     Roaming Fees

          We receive revenue pursuant to roaming agreements with other cellular service providers.  When a customer of another cellular service provider makes a call within our area, that service provider pays us for the call at the applicable rate.  Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose Region the call originates.  See “Item 4—Information on the Company—Business Overview—Operating Agreements—Roaming Agreements.”

Handset Sales

          We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPs) cellular handsets and PCMCIA cards through our own stores and dealers.  We also sell dual-mode TDMA (800MHz TDMA/AMPS and 800 MHz AMPS) for the current TDMA operation where we are implementing a CDMA overlay.  Although we still have some customers using analog service (approximately 0.5% of our total customer base at December 31, 2004), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog customers to transfer to digital service.  Our current suppliers for handsets are Motorola, LG, Samsung, Nokia and Toshiba.

Operating Agreements

          We have an agreement with Telesp and both TCO and Global Telecom have agreements with Brasil Telecom to lease physical space, real estate, air conditioning, energy, security and cleaning services. We lease from Telesp and both TCO and Global Telecom lease from Brasil Telecom, transmission capacity necessary to complete the construction of our network infrastructure.

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

          We offer automatic international roaming in Argentina, Uruguay, Chile, Dominican Republic and South Korea. Currently the markets of the United States, Mexico and Canada are offered to our customers through third-party partners, as well as Japan. Since 2000, we have provided international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Back to Contents

Taxes on Telecommunications Services and Handset Sales

The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•
ICMS.  Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

•
COFINS.  Contribuição para Financiamento da Seguridade Social, or COFINS, is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,833 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.60%, except in connection with telecommunication services, where the rate continues to be 3.0%.

•
PIS.  Programa de Integração Social, or PIS, is a federal social contribution tax which corresponds to 1.65% of the gross operating revenue less discounts and returns, except in connection with telecommunication services, where the rate is 0.65%.

•
FUST.  Fundo de Universalização dos Serviços de Telecomunicações, or FUST, is a federal social contribution which corresponds to 1% of the net revenue generated by telecommunications services (other than interconnection charges).  The purpose of the FUST is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case the service providers are unable to fund, in whole or in part, such costs.

•
FUNTTEL.  Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, is a federal social contribution which corresponds to 0.5% of the net revenue generated by telecommunications services (other than interconnection charges).  The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.

•
FISTEL.  Fundo de Fiscalização das Telecomunicações, or FISTEL, is a federal tax applicable to telecommunications transmission equipment.  The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry. This tax is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação.  Taxa de Fiscalização de Funcionamento is based on the total number of customers at the end of the previous fiscal year.  Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new customers less churn) and (ii) the total number of radio base stations.

Billing and Collection

          Pursuant to Brazilian law, customers must receive a bill at least five days before the due date, and companies must allow customers at least 15 days from the due date to pay overdue accounts before suspending outgoing service for nonpayment.  Customers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the customer’s bank account and some deferred payment options.  We have also introduced a new billing service through which customers can receive and pay bills via the Internet. In 2004, we estimate that approximately 60% of our invoices were paid in full on a timely basis within the month that they are due.

          We have established a uniform policy for dealing with delinquent customer accounts.  If a subscriber’s payment is more than 15 days past due, outgoing service may be suspended and if payment is more than 30 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received.  If a customer’s payment is more than 90 days past due, service is discontinued.  After 105 days delinquency, the debts are referred to independent collection agencies.

          Our collection system has an excellent mechanism for tracking customers who are delinquent in making payments.  Our collections department has had a continued success rate collecting payments from customers.  In addition, we have employed outside collection agencies that recover payments that are more than 90 days past due.  We provision for customer accounts over 90 days past due and write off customer accounts that are over 180 days past due.  In 2004, we wrote off R$81.0 million for Telesp Celular, R$68.4 million for TCO and R$0.3 million for Global Telecom for accounts more than 180 days past due related to telecommunications service charges.

Back to Contents

          Telesp Celular’s provisions for doubtful accounts (provision for doubtful accounts including handsets/gross operating revenue) were 2.0%, 0.8% and 1.6% of gross operating revenue of service in 2004, 2003 and 2002, respectively.  Global Telecom Holdings’ provisions for doubtful accounts (allowance for doubtful accounts including handsets/gross operating revenue) were 0.6%, 1.5% and 1.4% of gross operating revenue of service in 2004, 2003 and 2002 respectively. TCO’s provisions for doubtful accounts (provision for doubtful accounts including handsets/gross operating revenue) were 2.3% and 1.9% of gross operating revenue of service for the period of twelve months ended December 31, 2004 and December 31, 2003. These figures are calculated as dividing the total amount of provisions for the allowance for doubtful by gross operating revenues.  See “Item 5. Operating and Financial Review and Prospects – Operating Results—Results of Operations for 2004, 2003 and 2002—Operating Expenses.”  We offer an installment payment plan for those with overdue amounts.

          We receive roaming fees from other cellular service providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service providers when our subscribers make cellular calls while outside of our Region.  See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Roaming Fees.”  We receive network usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within our Region, and we pay network usage fees when our subscribers make calls that terminate on the network of another service provider.  See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Interconnection Charges.”  At the end of each month, our company and the other service providers reconcile the amounts owed between them and settle on a net basis.  For international and domestic long-distance calls made by its subscribers, our company forwards the amount registered on account of such calls to a clearinghouse operated by Embratel – Empresa Brasileira de Telecomunicações S.A and charges the carriers a fee for the use of its cellular telecommunications network.

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

          The two most prevalent types of fraud are cloning fraud and subscription fraud.  Cloning is a fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal.  We ultimately bear the costs of all fraudulent calls originating from our cell phone base.  We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud.  In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud.

          Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.  Nevertheless, it is difficult for us to control this type of fraud because of Anatel’s  application of Rule 05/78, which prohibits the suspension of service prior to an account being  15  days  past  due.    We may,  however,  suspend  service when  the  subscription  is  under suspicion  one  and fraud  has  been  confirmed by means  of  specific  procedures.  In such cases, the rules imposed by Anatel do not prevent the suspension of service.

          In order to safeguard ourselves against these fraudulent activities, we review documentation provided by customers and conduct a credit check prior to initiating service.  We use credit bureaus to enhance our reviews.

          We have implemented certain detection and prevention measures to reduce fraud related losses, including the automatic review of call detail records in the state of São Paulo, Paraná and Santa Catarina to identify abnormal calling patterns.  Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high risk destinations and restrictions on three way calling by customers with international direct dial access.

          We have installed, and are a part of, a nationwide fraud detection system.  This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns.  We are able to monitor telecommunication usage by our customers even when they are located outside of our areas.

Back to Contents

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

          TCP’s principal cellular competitor is: Claro (BCP Telecomunicações S.A. and Tess), which operates in the state of São Paulo. The main fixed line operator in its area is Telecomunicações de São Paulo S.A. – Telesp, known as Telefónica.

          Global Telecom’s principal cellular competitor is: Tele Celular Sul Participações S.A, or TIM Sul. The main fixed line operator in its area is Brasil Telecom S.A.

          TCO’s principal cellular competitors are: Claro (Americel S.A.), in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Amazônia Celular S.A., in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed line operators in its area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A. - Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão.  Other competitors are Oi (Telemar mobile operator) and TIM.

          We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our areas as a substitute for cellular telecommunications services.  These competing wireless telecommunications services are generally less expensive than mobile telecommunication services.

          Satellite-operated services, which provide nationwide coverage, are also available in Brazil.  Although these services have the advantage of covering  much larger areas  than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services we offer and do not provide competitive coverage inside buildings.  Currently, our company does not plan to offer satellite-operated mobile services (other than those included in the roaming contracts entered into with providers of satellite services), though we may offer such services in the future.

          There can be no assurance that the entry of new competitors will not have significantly adverse effects on our business, financial condition, or the results of our operations or prospects.  Any adverse effects on our market share, which results from pressures originating from competition, will depend on several factors which cannot be assessed with precision and which are therefore beyond our control.  Among such factors are the identity of the competitors, their strategy and ability to conduct business, market conditions prevailing at the time, rules applicable to the new market participants and to us, as well as the effectiveness of our efforts to prepare for and to face the strong competition.  There may also be competitors with higher technical capacity and more resources than ours.

Regulation of the Brazilian Telecommunications Industry

     General

          Our business, the services we provide and the prices we charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

          Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree.  Anatel is financially and administratively independent of the Brazilian government.  However, Anatel maintains a close relationship with the Ministry of Communications.  Any regulation proposed by Anatel is subject to a period of public comment, which may include a public hearing.  Anatel’s actions can be challenged in the Brazilian courts.  On November 25, 1998, Anatel enacted “Resolution 73—Regulation of Telecommunication Services,” which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

Back to Contents

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

          In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration.  A concession may only be granted upon a prior auction bidding process.  As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers.  Also, Anatel is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession.  Another distinctive feature is the right of the concessionaire to maintain certain economic and financial standards.  The concession is granted for a fixed period of time and is generally renewable only once.

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

     SMP Regulation

          In November 2000, Anatel adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil.  These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services.  Anatel organized auctions for three new licenses for each of those regions.  The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated C Band, D Band and E Band.  These new licenses were auctioned by Anatel and awarded during the first quarter of 2001, at the end of 2002 and in September of 2004.

          Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long-distance services in its licensed area;

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

Back to Contents

          Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

          On February 3, 2003, TCO chose to replace its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (sub-range of “B” frequencies) and II (sub-range of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or PGO).  In addition, Telesp Celular, Global Telecom, Tele Centro Oeste Celular Participações, Telegóias, Telemat, Telems, Teleron and Norte Brazil Telecom hold a national and international authorization for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM).

          In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.  Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider.  Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation are regulated by Anatel.  Thereafter, the terms and conditions of the interconnection have been freely negotiated between wireless and fixed-line operators, effective as of 2005, subject to compliance with regulations established by Anatel.  Anatel submitted to public consultation new regulations on interconnection rules. The public consultation period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

          Telesp Celular’s, Global Telecom’s and TCO’s authorizations impose obligations to meet some quality of service standards such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints.  Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

Back to Contents

     Interconnection

          Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services.  All cellular operators, including SMP service providers, are classified by Anatel as collective service providers.  All providers of collective services are required to provide interconnection upon request to any other collective service provider.  The terms and conditions of interconnection are freely negotiated between parties, subject to price caps and other rules established by Anatel.  Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a non-discriminatory basis.  If the parties cannot agree upon the terms and conditions of interconnection, Anatel may determine terms and conditions by arbitration.

          Interconnection agreements must be approved by Anatel and may be rejected if they are contrary to the principles of free competition and the applicable regulations.

     Rate Regulation

          With respect to our Basic Plan and certain roaming charges incurred in connection with alternative service plans, our authorizations continue to provide for a price cap mechanism to set and adjust rates on an annual basis.  The cap is a maximum weighted average price for a package of services.  The package consists of the services in our Basic Plan, including monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime.  The price cap is revised annually to reflect the rate of inflation as measured by the IGP DI.  However, mobile operators are able to freely set the rates for alternative service plans.

          The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations.  The price cap has been revised to reflect the rate of inflation as measured by the IGP DI.

          Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee.  The interconnection fee is a flat fee charged per minute of use.  The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by Anatel. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to Anatel regulations. Anatel submitted to public consultation new regulations on interconnection rules. The public consultation period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have an adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

C.      Organizational Structure

          As of December 31, 2004, our voting shares were indirectly controlled by two major shareholders:  Portugal Telecom and Telefónica Móviles, through Brasilcel N.V., with 93.7% of our voting stock, 49.8% of our preferred shares and 65.1% of our total capital stock.  Portugal Telecom and Telefónica Móviles share their participation in Brasilcel in equal percentages.

          Our subsidiaries are: Telesp Celular, Global Telecom and TCO. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to our shareholders.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Back to Contents

          For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica Móviles, see “—Our History and Development” and Exhibit 8.1.

D.       Property, Plant and Equipment

          Our principal physical property consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signaling Transfer Point, PDSN and gateways.  All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks.

          At December 31, 2004, Telesp Celular had 55 cellular switches and other equipment installed in 12 owned spaces and 26 shared spaces.  Telesp Celular leases almost all of the sites in which its cellular telecommunications network equipment is installed.  Its 3,026 base stations were installed in 2,492 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is five years (subject to renewal for over five years).  In addition, we own administrative buildings (approximately 5,126 square meters) and we lease administrative facilities (approximately 66,907 square meters), warehouse space (approximately 6,600 square meters) and 82 retail spaces throughout our Region.

          At December 31, 2004, Global Telecom had 13 cellular switches and other equipment installed in 6 owned spaces and one shared space.  Global Telecom leases almost all of the sites in which its cellular telecommunications network equipment is installed.  Its 788  base stations and other network equipment were installed in 899 cell sites, and the average term of these leases is five years (subject to renewal for over five years).  In addition, Global Telecom has one administrative building (approximately 4,545 square meters) in which it has one store, and leases administrative facilities (approximately 6,412 square meters),  and 35 retail stores throughout its Region.

          At December 31, 2004, TCO had 21 cellular switches and other equipment installed in 16 owned spaces and one shared space.  TCO leases almost all of the sites in which its cellular telecommunications network equipment is installed.  Its 1,241 base stations and other network equipments were installed in 813 cell sites, administrative buildings, administrative facilities and warehouses, and the average term of these leases is five years.  In addition, TCO owns administrative buildings (approximately 33,929 square meters), 4 retail stores and 4 wholesale stores (approximately 1,315 square meters), and also leases administrative facilities (approximately 4,079 square meters), warehouse space (approximately 2,534 square meters), three kiosks, and 39 retail stores throughout our region.

          At December 31, 2004, NBT had 13 cellular switches and other equipment installed in 12 owned spaces.  NBT leases almost all of the sites in which its cellular telecommunications network equipment is installed.  Its 346 base stations were installed in 242 cell sites, administrative buildings, administrative facilities and warehouses.  In addition, NBT owns administrative buildings (approximately 60 square meters) and also leases administrative facilities (approximately 4,351 square meters), warehouse space (approximately 3,255 square meters), five kiosks and 16 retail stores throughout our region.

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

Back to Contents

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

     Goodwill impairment

          Under Brazilian Corporate Law Method, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142 – “Goodwill and Other Intangible Assets” – goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

          A determination of the fair value and the undiscounted future operating cash flows of our cellular business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses.  These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market.  The use of different assumptions and estimates could significantly change our financial statements.  If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity.

     Revenue recognition

          Under Brazilian Corporate Law Method and U.S. GAAP, we recognize revenues as the services are provided.  Sales of handsets to dealers are recognized when the respective handset is activated by the end user.  Prepaid service revenue is deferred and amortized based on subscriber airtime usage.  Under U.S. GAAP, revenue from sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful life.  The excess of the cost over the amount of deferred revenue is recognized on the date of sale.  As from January 1, 2004, we began to segregate free minutes given in connection with sales of handsets and recharges on pre-paid phone plans.  These minutes are recognized as used based on their respective estimated fair values.

Back to Contents

          We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility, uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network) and the estimation of fair value for certain transactions.  Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

     Depreciation and amortization

          Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% decrease to the useful lives of switching and transmission equipment existing at December 31, 2004. This hypothetical 10% decrease would cause a R$72.7 million increase in our annual depreciation expense in the year of the change.

     Valuation of long-lived assets

          Under Brazilian Corporate Law Method, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated by the respective asset are not sufficient to cover its book value. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

          A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses.  These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge on our property, plant and equipment or concession intangibles, which would decrease our results of operations and shareholders’ equity.

     Provisions for contingencies

          We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters.  We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses.  A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice.  The required reserves may change in the future due to new developments in each matter or changes in our approach in dealing with these matters, such as a change in settlement strategy.  Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

     Deferred income taxes

          We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.  When performing such reviews, we are required to make significant estimates and assumptions about future taxable income.  In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors,

Back to Contents

such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market.  The use of different assumptions and estimates could significantly change our financial statements.  A change in assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance on deferred income tax assets, which would decrease our results of operations and shareholders’ equity.  If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

     Financial instruments

With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates.  For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

A.      Operating Results

          In February 2001 and December 2002 we completed a series of transactions to acquire 100% of the capital stock of Global Telecom Holdings, which owned 100% of the capital stock of Global Telecom.  See “Item 4A. Our History and Development — Global Telecom.”  Until December 27, 2002, we accounted for Global Telecom by the equity method and our 83% ownership was reflected in the income statement as equity in losses of unconsolidated subsidiaries.  Since our acquisition of 100% of the capital stock of Global Telecom in December 27, 2002, we have consolidated 100% of its results.

          Our investment in Global Telecom is expected to continue to have a material adverse effect on our financial condition and results because of the indebtedness we incurred to make the investment. In addition, Global Telecom (which began its operations in December 1998) has reported net losses for each of the three years ended December 31, 2004.

          On April 25, 2003, we acquired 64.03% of TCO’s common stock. Subsequently, we increased our ownership interest to 90.73% of TCO’s common stock through a public tender offer.  Since May 1, 2003, we have consolidated 100% of the results of TCO.

          The comparability of the TCP figures for the fiscal years ended December 31, 2003 and 2004 was affected by the consolidation of the operating results of Global Telecom as from January 1, 2003 and the consolidation of the operating results of TCO as from May 1, 2003.

Results of Operations for 2004, 2003 and 2002 for TCP

          The following table sets forth certain components of our loss for the periods presented.

     Statement of Operations

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Net operating revenue	7,341.0	6,046.3	3,415.0	21.4	77.1
Cost of services and goods	(3,335.1)	(3,020.5)	(1,739.4)	10.4	73.7
Gross profit	4,005.9	3,025.8	1,675.6	32.4	80.6
Operating expenses:
Selling	(1,896.4)	(1,264.9)	(526.9)	49.9	140.1
General and administrative	(634.9)	(561.3)	(343.2)	13.1	63.5
Other operating income (expense), net	(159.6)	(145.0)	(39.8)	10.1	264.3
Total operating expenses	(2,690.9)	(1,971.2)	(909.9)	36.5	116.6
Operating income before equity loss from subsidiaries and financial expense, net	1,315.0	1,054.6	765.7	24.7	37.7
Equity loss from subsidiaries	—	—	(890.7)	—	—
Financial expense, net	(1,095.4)	(1,133.5)	(808.4)	(3.4)	40.2
Operating income (loss)	219.6	(78.9)	(933.4)	378.3	(91.5)
Net non-operating income (expense)	(51.2)	(25.7)	10.0	99.2	(357.0)
Extraordinary item, net of taxes	—	—	(170.8)	—	—
Income (loss) before minority interests and taxes	168.4	(104.6)	(1,094.2)	261.0	(90.4)
Income and social contribution taxes expense	(327.0)	(277.9)	(46.5)	17.7	497.6
Minority interests	(331.5)	(257.7)	—	28.6	—

Net loss	(490.1)	(640.2)	(1,140.7)	(23.4)	(43.9)

Back to Contents

     Operating Revenues

          Our operating revenues consist of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar service;

•	revenues from the sale of handsets and accessories;

•	monthly subscription charges paid by our contract customers;

•	interconnection charges (or network usage charges) which are amounts we charge other cellular and fixed-line or long distance service providers for the use of our network; and

•	other charges, including charges for the text messaging services (SMS), call forwarding, call waiting, voicemail, and call blocking.

          The composition of our operating revenues has been affected by the shift to prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services) by our strategic focus on profitability and selective customer growth, and by the change in the recognition of revenues related to prepaid services. These revenues used to be recognized at the time of the sale of the prepaid minutes but since January 1, 2003, have been deferred and amortized as the prepaid minutes are used. This change had a negative impact of approximately R$94 million on our 2003 operating revenues.

          TCP’s net additions (number of new customers less churn) generated an 8.7% increase in the number of contract customers to 1,603 thousand in 2004 from 1,475 thousand in 2003, which in turn represented a 3.4% increase from 1,426 thousand in 2002.  Similarly, net additions generated a 26.7% increase in the number of prepaid customers to 7,629 thousand in 2004 from 6,020 thousand in 2003, which in turn represented 29.9% increase from 4,634 thousand in 2002.

          Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year.

          As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance carrier selection codes (códigos de seleção de prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international cellular calls. As a result, TCP no longer receives revenues or incurs costs in connection with VC2 or VC3 or international calls.

          Additionally, in accordance with Anatel’s regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of other SMP providers as long as customers use local service (i.e., make calls in the same

Back to Contents

registration area) and as long as there is a traffic balance between them. However, if traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network, must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%.

          The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below.  We do not present operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

          The following table sets forth the components of our net operating revenues for the periods presented.
	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Usage charges	3,916.3	3,258.5	1,224.7	20.2	166.1
Interconnection charges	3,142.0	2,497.7	1,346.7	25.8	85.5
Sale of handsets and accessories	1,953.4	1,569.5	717.9	24.5	118.6
Other	501.3	336.6	90.4	48.9	272.3
Monthly subscription charges	242.6	207.4	972.5	17.0	(78.7)
Gross operating revenue	9,755.6	7,869.7	4,352.2	24.0	80.8
Value-added and other indirect taxes	(1,776.4)	(1,334.8)	(763.5)	33.1	74.8
Discounts granted and return of goods	(638.2)	(488.6)	(173.7)	30.6	181.3

Net operating revenues	7,341.0	6,046.3	3,415.0	21.4	77.1

     The following table sets forth the impact on net operating revenues of consolidating TCO for 12 months in 2004 compared to 8 months in 2003.

	Year ended December 31, 2004	From May 1 to December 31, 2003	Consolidation effect

	(in millions of reais)
Usage charges	1,283.3	743.8	539.5
Interconnection charges	872.1	536.1	336.0
Sales of handsets and accessories	486.8	322.1	164.7
Other	158.0	67.8	90.2
Monthly subscription charges	149.5	103.2	46.3
Total gross operating revenue	2,949.7	1,773.0	1,176.7
Value-added and other indirect taxes	(610.8)	(343.7)	(267.1)
Discounts granted and return of goods	(128.5)	(38.3)	(90.2)

Net operating revenues	2,210.4	1,391.0	819.4

          Net operating revenues increased by 21.4% to R$7,341.0 million in 2004 from R$6,046.3 million in 2003, which in turn represented a 77.1% increase from R$3,415.0 million in 2002.  The growth in 2004 reflects mainly the consolidation effect of TCO in the total amount of R$819.4 million. TCP’s net operating revenues (excluding TCO) increased 10% to R$5,130.6 million in 2004, from R$4,662.3 million in 2003, primarily due to an increase in revenues from sales of handsets and accessories and interconnection charges.  The growth in 2003 reflects primarily the consolidation effect of TCO and Global Telecom.

          Usage charges.  Revenues from usage charges increased by 20.2% to R$3,916.3 million in 2004, from R$3,258.5 million in 2003, which in turn represented a 166.1% increase from R$1,224.7 million in 2002.  The increase in usage charges in 2004 was mainly due to the consolidation effect of TCO in the total amount of R$539.5 million. TCP’s revenues from usage charges (excluding TCO) increased 4.7% to R$2,633.0 million in 2004, from R$2,514.7 million in 2003, primarily due to an increase in outgoing traffic caused by a 28.6% increase in TCP’s customer base to 11,811 thousand lines in service in 2004 compared to 9,186 thousand lines in service in 2003. The increase in usage charges in 2003 was mainly due to the consolidation effect of TCO and Global Telecom. TCP’s usage charges (excluding TCO and Global Telecom) increased 81.4% to R$2,221.5 million in 2003, from R$1,224.7

Back to Contents

million in 2002 mostly because as of January 1, 2003 we started to charge certain plans as usage fees in exchange for a fixed amount of minutes to be used under these plans that were previously charged as subscription fees.  Beginning July 2003, this increase was partially offset by the impact of new rules relating to the long distance carrier selection code and by the change in accounting practices related to prepaid services.

          Interconnection charges.  Revenues from interconnection charges increased by 25.8% to R$3,142.0 million in 2004, from R$2,497.7 million in 2003, which in turn represented an 85.5% increase from R$1,346.7 million in 2002.  The increase in interconnection charges in 2004 was principally due to the consolidation effect of TCO in the total amount of R$336.0 million. TCP (excluding TCO) increased its interconnection charges by 15.3% to R$2.269.9 million in 2004 compared to R$1,968.6 million in 2003. The increase was principally caused by a tariff increase and by a higher volume of incoming calls (caused by the increase in customer base). The increase in interconnection charges in 2003 was mainly due to the consolidation effect of TCO and Global Telecom. TCP’s interconnection charges (excluding TCO and Global Telecom) increased 13.5% to R$1,913.7 million, from R$1,686.3 million in 2002, principally due to an increase in tariffs and income traffic. This increase was partially offset by higher local tariff discounts for calls made during off-peak hours. The discounts were granted in the context of a contract signed on February 2003 between TCP and Telecomunicações de São Paulo S.A. — Telesp, with the approval of Anatel.

          Sales of handsets and accessories.  Revenues from sales of handsets and accessories increased by 24.5% to R$1,953.4 million in 2004 from R$1,569.5 million in 2003, which in turn represented a 118.6% increase from R$717.9 million in 2002. The increase in 2004 was mainly due to the consolidation effect of TCO in the total amount of R$164.7 million. TCP (excluding TCO) increased its sales of handsets and accessories by R$219.2 million, from 4,604 thousand handsets in 2003 to 6,220 thousand handsets in 2004, a 35% increase in the number of handsets sold. TCO increased its sales of handsets and accessories by R$164.7 million, from 2,544 thousand handsets in 2003 to 3,886 thousand handsets in 2004, a 52.7% increase in the number of handsets sold.  The increase in 2003 was primarily due to the consolidation effect of TCO and Global Telecom in the amount of R$322.1 million and R$177.3 million, respectively. TCP’s revenues from sales of handsets and accessories (excluding TCO and Global Telecom) increased 49.0% to R$1,070.1 million in 2003 from R$717.9 million in 2002. The increase in 2003 was due to an increase in the number of handsets sold.

          Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes.  In general, the purpose of handset sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of handsets.  Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) for TCP (excluding TCO and Global Telecom, as applicable) of R$233.9 million, R$92.7 million and R$78.5 million in 2004, 2003 and 2002, respectively.

          Other. Revenues from other services increased 48.9% to R$501.3 million in 2004, from R$336.6 million in 2003, which in turn represented a 272.3% increase from R$90.4 million in 2002. TCP’s other revenues (excluding TCO) increased 27.7% to R$343.3 million in 2004, from R$268.8 million in 2003, primarily relating to an increase in our customer base and in the use of data services including text messaging service, or SMS, wireless internet services and other value-added services. The number of text messages in 2004 increased by 68.4% to R$955.0 million from R$567.0 million in 2003. Part of the increase in 2004 was due to the consolidation effect of TCO in the total amount of R$90.2 million.  Part of the increase in 2003 was due to the consolidation effect of TCO and Global Telecom in the amount of R$67.8 million and R$36.3 million, respectively. TCP’s other revenues (excluding TCO and Global Telecom) increased 157.2% to R$232.5 million in 2003, from R$90.4 million in 2002. In addition, as a result of a change in accounting practices, as of January 1, 2003, TCP began to record prepaid minutes that expired as other revenues.

          Monthly subscription charges.  Revenues from monthly subscription charges increased by 17.0% to R$242.6 million in 2004, from R$207.4 million in 2003, which in turn represented a 78.7% decrease from R$972.5 million in 2002. The increase in monthly subscription charges was caused by the consolidation effect of TCO in the amount of R$46.3 million. TCP (excluding TCO) had a 10.7% decrease in the monthly subscription charges to R$93.1 million in 2004 from R$104.2 million in 2003, due to an increase the use of prepaid services and in contract plans which do not require the payment of subscription charges. TCO’s revenues from monthly subscription charges remained

Back to Contents

constant in between 2003 and 2004. The consolidation of revenues from monthly subscription charges attributable to Global Telecom had a positive impact of R$124.6 million and the consolidation of revenues from monthly subscription charges attributable to TCO for the months of May through December 2003 had a positive impact of R$103.2 million.  TCP’s revenues from monthly subscription charges (excluding GT and TCO) decreased 78.7% to R$207.4 million in 2003, from R$972.5 million in 2002 mainly because as from January 1, 2003 certain plans previously charged as subscription fees, started to be charged as usage in exchange for a fixed amount of minutes to be used.

          Value-added and other indirect taxes.  Value-added and other indirect taxes increased 33.1% to R$1,776.4 million from R$1,334.8 million in 2003, which in turn represented a 74.8% increase from R$763.5 million in 2002.  The increase in 2004 was mainly due to the consolidation effect of TCO in the amount of R$267.1 million. TCP (excluding TCO) had a 17.6% increase in the value-added and other indirect taxes from R$1,165.6 in 2004 to R$991.1 in 2003, mostly as a result of the increase in the rate of COFINS from 3.0% to 7.6% of the gross operating revenues (except in connection with telecommunication services). The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 18.2%, 17.0% and 17.5% of our gross operating revenues in 2004, 2003 and 2002.

          Sales and services discount and return of goods sold.  Discounts and returns increased by 30.6% in 2004 to R$638.2 million, from R$488.6 million in 2003, which in turn represented a 181.3% increase from R$173.7 million in 2002.  Discounts and returns corresponded to 6.5%, 6.2% and 17.5% of our gross operating revenues in 2004, 2003 and 2002.  The increase in 2004 was principally due to the consolidation effect of TCO, in the amount of R$90.2 million. TCP’s discounts and returns (excluding TCO) decreased 13.2% to R$509.7 million in 2004, from R$450.3 million in 2003 as a result of a decrease in the sales of handsets and accessories.  The increase in 2003 was principally due to a 154.0% increase in TCP’s deductions from operating revenues (excluding TCO and Global Telecom) to R$441.2 million in 2003, from R$173.7 million in 2002, resulting from an increase in the discounts granted on the sales of handsets and accessories and to a change in accounting practices (through which TCP began to record prepaid service revenues on a gross basis and to recognize free minutes offered to prepaid customers as service discounts.  Before such change, TCP recognized prepaid services net of service discounts offered to customers) which had a negative impact of R$130.4 million. The consolidation effect of TCO and Global Telecom, in the amount of R$32 million and R$9.1 million, respectively, also contributed to the increase.

     Cost of Services and Goods

          The following table sets forth the components of our costs of services and goods sold for 2004, 2003 and 2002, as well as the percentage change of each year from the prior year.
	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Cost of handsets and accessories	1,734.6	1,222.3	548.9	41.9	122.7
Depreciation and amortization	728.9	870.2	564.1	(16.2)	54.3
Materials and third party services	309.1	288.7	191.4	7.1	50.8
Interconnection charges	222.4	298.2	231.5	(25.4)	28.8
Rental and insurance	90.4	90.2	80.2	0.2	12.5
Personnel	59.3	48.6	27.2	22.1	78.7
Taxes	190.4	202.3	96.1	(5.9)	110.5

Cost of services and goods	3,335.1	3,020.5	1,739.4	10.4	73.7

Back to Contents

The following table sets forth the impact on cost of services and goods of consolidating TCO for 12 months in 2004 compared to 8 months in 2003.

	Year ended December 31, 2004	From May 1 to December 31, 2003	Consolidation effect

	(in millions of reais)
Cost of handsets and accessories	555.9	305.5	250.4
Depreciation and amortization	158.4	109.6	48.8
Materials and third party services	73.2	56.3	16.9
Interconnection charges	72.9	83.7	(10.8)
Rental and insurance	15.9	10.2	5.7
Personnel	21.8	13.2	8.6
Taxes	12.3	66.5	(54.2)

Cost of services and goods	910.4	645.0	265.4

          Cost of services and goods increased by 10.4% in 2004 to R$3,335.1 million, from R$3,020.5 million in 2003, which in turn represented a 73.7% increase from R$1,739.4 million in 2002. The increase in 2004 was mainly due to the consolidation effect of TCO in the total amount of R$265.4 million. TCP’s cost of services and goods (excluding TCO) increased 1.8% to R$2,424.7 million in 2004, from R$2,382.4 million in 2003, primarily due to an increase in cost of handsets and accessories. Such increase was partially offset by a decrease in the depreciation and amortization expenses. The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom in the amount of R$645.0 million and R$478.9 million, respectively. TCP’s cost of services and goods (excluding TCO and Global Telecom) increased 9.4% to R$1,903.6 million in 2003, from R$1,739.4 million in 2002, mainly due to an increase in taxes and in depreciation and amortization expenses. Gross margin (gross profit as a percent of net revenues) corresponded to 54.6%, 50% and 49.1% in 2004, 2003 and 2002, respectively.

          Cost of handsets and accessories. Cost of handsets and accessories increased 41.9% to R$1,734.6 million in 2004, from R$1,222.3 million in 2003, which in turn represented an increase of 122.7% from R$548.9 million in 2002. The increase in 2004 was principally caused by the consolidation effect of TCO, in the amount of R$250.4 million. TCP’s cost of handsets and accessories (excluding TCO) increased 28.6% to R$1,178.7 million in 2004, from R$916.8 million in 2003, primarily due to an increase in the number of handsets sold. Such increase was partially offset by improved commercial terms negotiated with our suppliers and by the credits received as a result of the non-cumulative effect of the COFINS since February 2004. The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom in the amount of R$305.5 million and R$194.6 million, respectively. TCP’s cost of handsets and accessories sold (excluding TCO and Global Telecom) increased 31.6% to R$722.4 million in 2003, from R$548.9 million in 2002, principally due to an increase in the number of handsets sold.

          Depreciation and amortization. Depreciation and amortization expenses decreased 16.2% to R$728.9 million in 2004, from R$870.2 million in 2003, which in turn represented an increase of 54.3% from R$564.1 million in 2002. The decrease in 2004 was principally due to the completion of the depreciation of certain long-lived analog assets, which reduced our depreciation expenses in R$211.4 million. Such decrease was partially offset by the consolidation effect of TCO, which caused a R$48.8 million increase in the depreciation expenses and by a decrease in the amortization period of the goodwill generated in the acquisition of TCO which increased our amortization expenses in R$95.0. The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom in the amount of R$109.6 million and R$160.8 million, respectively. TCP’s depreciation and amortization expenses (excluding TCO and Global Telecom) increased by 6.3% to R$599.8 million in 2003, from R$564.1 million in 2002.

          Materials and third party services. Cost of materials and third-party services increased 7.1% to R$309.1 million in 2004, from R$288.7 million in 2003, which in turn represented an increase of 50.8% from R$191.4 million in 2002. The increase in 2004 was principally due to the consolidation effect of TCO in the amount of R$16.9 million. TCP’s cost of materials and third party services (excluding TCO) remained constant between 2003 and 2004. TCO’s cost of materials and third party services in 2004 increased as a result of higher costs with leased lines circuits and costs of maintenance in connection with the new CDMA facility.  The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom in the amount of R$56.3 million and R$84.1 million, respectively. TCP’s cost of materials and third party services (excluding TCO and Global Telecom) increased 93.2% to R$369.7 million in 2003, from R$191.4 million in 2002.

Back to Contents

          Interconnection charges. Interconnection charges decreased by 25.4% to R$222.4 million from R$298.2 million in 2003, which in turn represented an increase by 28.8% from R$231.5 million. TCP’s interconnection charges (excluding TCO) decreased 32.5% to R$149.5 million in 2004, from R$221.4 million in 2003. The decrease in 2004 was mainly a consequence of the changes in the SMP regulations, as a result of which interconnection costs from VC2, VC3 and international calls are no longer borne by mobile operators. The decrease was partially offset by an increase in the outgoing traffic as a result of a greater customer base. The increase in 2003 was mainly caused by an increase in outgoing traffic.

          Rental and insurance.  Rental and insurance expenses increased 0.2% to R$90.4 million in 2004, from R$90.2 million in 2003, which in turn represented an increase of 12.5% from R$80.2 million in 2002. The increase in 2003 was principally a result of the consolidation effect of TCO and Global Telecom.

          Personnel. Personnel expenses increased 22.1% to R$59.3 million in 2004, from R$48.6 million in 2003, which in turn represented an increase of 78.7% from R$27.2 million in 2002. The increase in 2004 was mainly due to the consolidation effect of TCO in the amount of R$8.6 million. TCP’s personnel costs (excluding TCO) increased 6.1% to R$37.5 million in 2004, from R$35.4 million in 2003, primarily relating to an approximate 7.0% increase in the salaries pursuant to the terms of our collective bargaining agreement. The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom in the amount of R$13.2 million and R$4.9 million, respectively.  TCP’s personnel expenses (excluding TCO and Global Telecom) increased 12.1% to R$30.5 million in 2003 from R$27.2 million in 2002, principally as a result of salary increases.

          Taxes. Taxes decreased 5.9% to R$190.4 million in 2004, compared to R$202.3 million in 2003, which in turn represented a 110.5% increase from R$96.1 million in 2002. The decrease in 2004 was principally caused by the consolidation effect of TCO, which generated a R$54.2 million reduction. Such reduction was a consequence of new accounting procedures relating to the recording of FISTEL tax adopted by TCO (in line with those adopted by TCP). TCP (excluding TCO) increased its taxes by R$42.3 million in 2004 due to an increase in the customer base.  The increase in 2003 was principally due to the consolidation effect of TCO and Global Telecom in the amount of R$66.5 million and R$25.6 million, respectively.

     Operating Expenses

          The following table sets forth the components of our operating expenses for each of the years ended December 31, 2004, 2003 and 2002, as well as the percentage change of each year from the prior year.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Selling expenses	1,896.4	1,264.9	526.9	49.9	140.1
General and administrative expenses	634.9	561.3	343.2	13.1	63.5
Other net operating expense	159.6	145.0	39.8	10.0	264.3

Total	2,690.9	1,971.2	909.9	36.5	116.6

Back to Contents

The following table sets forth the impact on operating expenses of consolidating TCO for 12 months in 2004 compared to 8 months in 2003.

	Year ended December 31,	From May 1 to December 31,

	2004	2003	Consolidation effect

	(in millions of reais)
Selling expenses	(472.7)	(219.0)	(253.7)
General and administrative expenses	(149.1)	(131.7)	(17.4)
Other net operating expense	3.1	(12.6)	15.7

Total	(618.7)	(363.3)	(255.4)

          TCP’s operating expenses increased 36.5% to R$2,690.9 million in 2004, from R$1,971.2 million in 2003, which in turn represented an increase of 116.6% from R$909.9 in 2002.  The increase in operating expenses in 2004 was principally due to the increase in selling expenses, which in 2004 totaled R$1,896.4 million, a 49.9% increase from R$1,264.9 million in 2003. The consolidation effect of TCO caused an additional increase of R$255.4.  The increase in 2003 was partially caused by the consolidation effect of TCO and Global Telecom in the amount of R$363.3 million and R$297.3 million, respectively. In addition, TCP’s operating expenses (excluding TCO and Global Telecom) increased R$400.6 million in the period.

          Selling expenses. Selling expenses increased 49.9% to R$1,896.4 million in 2004, from R$1,264.9 million in 2003, which in turn represented a 140.1% increase from R$526.9 million in 2002. The increase in 2004 was partially caused by the consolidation effect of TCO in the amount of R$353.8 million. In addition, TCP (excluding TCO) had a R$377.8 million increase in selling expenses mostly as a result of increased costs with marketing and third party services, higher depreciation expenses and higher allowance for doubtful accounts caused by an increase in the levels of subscription fraud.  The increase in 2003 was partially caused by the consolidation effect of TCO and Global Telecom in the amount of R$219.0 million and R$178.9 million, respectively. TCP’s selling expenses (excluding TCO and Global Telecom) increased 64.5% to R$867.0 million in 2003, from R$526.9 million in 2002, principally due to expenses related to the launch of the Vivo brand, an increase in dealers’ fees and commissions, third party services and depreciation expenses.

          General and administrative expenses.  General and administrative expenses increased by 13.1% in 2004 to R$634.9 million from R$561.3 million in 2003, which in turn represented an increase of 63.5% in 2003 from R$343.2 million in 2002.  The increase in general and administrative expenses in 2004 was primarily due to a 6.1% increase in personnel costs due to increase in the number of employees and higher depreciation and amortization expenses in connection with billing systems.  In addition, the consolidation effect of TCO caused an increase of R$17.4 million. The increase in 2003 was partially caused by the consolidation effect of TCO and Global Telecom in the amount of R$131.7 million and R$74.5 million, respectively.  TCP’s general and administrative expenses (excluding TCO and Global Telecom) increased 3.5% to R$355.1 million in 2003, from R$343.2 million in 2002, principally due to an increase in outsourced services.

          Other net operating expenses.  The net amount of other operating expenses increased by 10.1% to R$159.6 million in 2004, from R$145.0 million in 2003, which in turn represented an increase of 264.3% from R$39.8 million in 2002. The increase in 2004 was mainly caused by the consolidation effect of TCO in the amount of R$15.7 million.  The increase in 2003 was partially caused by the consolidation effect of TCO and Global Telecom in the amount of R$12.6 million and R$43.9 million, respectively.  TCP (excluding TCO and Global Telecom) recorded other net operating expense of R$88.5 million in 2003, compared to R$39.8 million in 2002. This increase was principally due to the amortization of the goodwill generated in the acquisition of TCO in the amount of R$96.1 million and was partially offset by the reversal of a R$68.5 million provision relating to a litigation over the assessment of ICMS tax on activation fees.

     Net Financial Income (Expenses)

          The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the prior year, for each of the years December 31, 2004, 2003 and 2002.

Back to Contents

	Year ended December 31,			Percent Change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Financial income	214.5	247.9	69.8	(13.5)	255.2
Exchange gains and losses	306.9	368.4	(1,475.5)	(16.7)	—
Gains (Losses) on foreign currency derivative contracts	(913.8)	(873.2)	945.1	4.6	—
Financial expenses	(703.0)	(876.6)	(347.8)	(19.8)	152.0

	(1,095.4)	(1,133.5)	(808.4)	(3.4)	40.2

          The following table sets forth the impact on financial income (expenses) of consolidating TCO for 12 months in 2004 compared to 8 months in 2003.

	Year ended December 31,	From May 1 to December 31,

	2004	2003	Consolidation effect

	(in millions of reais)
Financial income	153.4	135.5	17.9
Exchange gains and losses	(20.6)	(1.7)	(18.9)
Gains (Losses) on foreign currency derivative contracts	(20.9)	(19.0)	(1.9)
Financial expenses	(49.7)	(85.1)	35.4

Total financial income (expense), net	62.2	29.7	32.5

          Net financial expense reflects, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See note 8 to our consolidated financial statements.  Our net financial expenses decreased 3.4% to R$1,095.4 million in 2004, from R$1,133.5 million in 2003, which in turn represented an increase of 40.2% from R$808.4 million in 2002. TCP’s net financial expenses remained constant between 2003 and 2004. The higher average indebtedness was offset by a decrease in the average interest rates in the period (from 23.25% per year in 2003 to 16.17% per year in 2004). The increase in 2003 was partially caused by the consolidation effect of TCO and Global Telecom in the amount of R$29.7 million and R$328.1 million, respectively.  In addition, the consolidated debt of TCP increased to R$6,289.2 million at December 31, 2003, from R$4,460.8 million at December 31, 2002, which generated a R$325.1 million increase in our net financial expenses.

          Our foreign currency-denominated debt produced a gain of R$306.9 million in 2004, a gain of R$368.4 million in 2003 and a loss of R$1,475.5 million in 2002. On the other hand, our currency derivative contracts generated a loss of R$913.8 million in 2004, a loss of R$873.2 million in 2003 and a gain of R$945.1 million in 2002.

     Net non-operating Income (Expense)

          The net non-operating expense increased by 99.2% to R$51.2 million from an expense of R$25.7 million in 2003, which in turn represented a 357% increase from an income of R$10.0 million in 2002. The variations in 2003 and 2004 were caused by inventory adjustments. The net operating income in 2002 was principally due to the sale of some of our analog equipment as a result of the modernization of our facilities.

     Extraordinary Items

          As a result of the significant operating losses incurred by Global Telecom in 2002, we recorded provisions for losses on our investment in the amount of R$170.8 million for 2002.  This provision was recorded as an extraordinary item in the statement of income, accounted as net non-operating expense.

     Income and Social Contribution Taxes Benefit (Expense)

          We incurred income and social contribution taxes in the amount of R$327.0 million in 2004, a 17.7% increase from R$277.9 million in 2003, which in turn represented a 497.6% increase from R$46.5 million in 2002. Despite our net losses, we recorded income taxes in 2004, 2003 and 2002, because of the operating results of TCP and TCO.  According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities. See note 11 to our consolidated financial statements.

Back to Contents

     Minority Interest

          Minority interests increased by 28.6% to R$331.5 million in 2004, from R$257.7 million in 2003.  The variations in minority interest are entirely due to our ownership interest in TCO which corresponds to less than 100% of its capital stock.

     Summarized results of Operations for 2004, 2003 and 2002 for TCO

          The following table sets forth certain components of TCO’s income, as well as the percent change of each year from the prior year for the years ended on December 31, 2004, 2003 and 2002.

	Year ended December 31,			Percent change

	2004	2003	2002	2004-2003	2003-2002

	(in millions of reais)
Net operating revenue	2,210.4	1,958.9	1,572.1	12.8	24.6
Cost of services and goods sold	(910.4)	(904.0)	(741.8)	0.7	21.9
Gross profit	1,300.0	1,054.9	830.3	23.2	27.1
Operating expenses:
Selling	(472.7)	(300.5)	(215.3)	57.3	39.6
General and administrative	(149.1)	(193.2)	(141.9)	(22.8)	36.2
Other operating expenses, net	3.1	(13.5)	(14.6)	(123.0)	(7.5)
Total	(618.7)	(507.2)	(371.8)	22.0	36.4
Operating income before net financial result	681.3	547.7	458.5	24.4	19.4
Financial income (expenses), net	62.2	111.6	4.0	(44.3)	2,690.0
Operating income	743.5	659.3	462.5	12.8	42.6
Net non-operating income (expenses)	(9.0)	(6.3)	4.3	42.9	(246.5)
Income before taxes and minority interest	734.5	653.0	466.8	12.5	39.9
Income and social contribution tax benefit (expense)	(224.2)	(181.1)	(131.5)	23.8	37.7
Minority interests	(3.2)	(8.5)	(6.1)	(62.4)	39.3

Net income	507.0	463.4	329.2	9.41	40.8

          Net operating revenues increased by 12.8% to R$2,210.4 million in 2004 from R$1,958.9 million in 2003, which in turn represented a 24.6% increase from R$1,572.1 million in 2002.  The growth in 2004 was principally due to a 17% increase in usage charges (due to an increase of 41.5% in our customer base), a 26.9% increase in sales of handsets and accessories, and a 92.2% increase in revenues from other services.  The growth in 2003 was attributed mainly to a 23.0% in usage charges (due to an increase of 34.1% in our customer base), a 38.4% increase in sales of handsets and accessories and a 153.5% increase in revenues from other services.

          The increases in 2004 and 2003 were partially offset by the lower average monthly revenues per customer.  The average number of customers (number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two) increased 38.3% to 4,966 thousand in 2004 from 3,590 thousand in 2003, which in turn represented a 31.2% increase from 2,740 thousand in 2002.  Average monthly net revenues from services per customer decreased principally as due to an increasing penetration into lower income customer segments and an increase in the percent of prepaid customers in relation to total customers (as a result of new prepaid customers acquired and existing customers switching from contract plans to prepaid plans).

          Cost of services and goods sold increased 0.7% to R$910.4 million in 2004, from R$904.0 million in 2003, which in turn represented a 21.9% increase from R$741.8 million in 2002.  TCO’s gross margins were 58.8%, 53.9% and 52.8% in 2004, 2003 and 2002, respectively.

Back to Contents

          Operating expenses increased 22.0% to R$618.7 million in 2004, from R$507.2 million in 2003, which in turn represented a 36.4% increase from R$371.8 million in 2002.  The increase in 2004 resulted mainly from a 57.3% increase in selling expenses and a 22.8% increase in general and administrative expenses.

          Selling expenses increased 57.3% to R$472.7 million in 2004, from R$300.5 million in 2003, which in turn represented a 39.6% increase from R$215.3 million in 2002.  The increase in 2004 was principally due to an increase in outsourced services, a 45.0% increase in allowances for doubtful accounts and a 185.2% increase in depreciation expenses due to the greater volume of exchanged handsets.  The increase in 2003 was principally due to an increase of R$59.3 million in outsourced services and a 42.3% increase in provisions for doubtful accounts to R$47.1 million in 2003 from R$33.1 million in 2002.

          General and administrative expenses decreased 22.8% to R$149.1 million in 2004, from R$193.2 million in 2003, which in turn represented a 36.2% increase from R$141.9 million in 2002.

          TCO’s net income increased by 9.4% to R$507.0 million from R$463.4 million in 2003, which in turn represented a 40.8% increase from R$329.2 million in 2002.

B.  Liquidity and Capital Resources

Sources of Funds

          TCP generated cash flow from operations of R$1,307.3 million, R$1,459.7 million and R$984.4 million in 2004, 2003 and 2002, respectively.

          We had a total indebtedness of R$4,963.2 million (R$2,066.2 million in long-term loans and financing and R$2,897.0 million in short-term loans and financing) in December 31, 2004, a 21.1% decrease from R$6,289.2 in 2003.

          As a means of financing the offering in TCO before finalizing the proposed capital increase, TCP obtained a bridge loan from ABN Amro Real S.A. Bank in the amount of approximately R$700.0 million in a foreign currency, hedged against exchange variations by swap operations, at a rate of 104.3% CDI.

          On November 9, 2004, TCP initiated the process of a capital increase of up to R$2,053.9 million, of which up to R$2,000 million would be paid in cash and the remaining  portion equal to R$53.9 million, relating to the tax benefit from goodwill effectively realized in 2003, was subscribed for with credits by Portelcom Participações S.A., a shareholder of the Company.  The capital increase process occurred in three subscription stages, following the exercise of preferential rights and finished with the auction of the surplus on January 4, 2005.  This process resulted in a reduction in the Company’s debt, which, after the investment performed through TCO’s public share offer was deducted, presented a sum of R$4,963.2 million on December 31, 2004 (R$6,289.1 million on December 31, 2003).

          At December 31, 2004, we had a working capital deficit (current assets minus current liabilities) of R$1,281.5 million. Excluding financial items, working capital generated a surplus of R$693.1 million, an increase of R$514.4 million compared to December 31, 2003. Such increase is attributable primarily to (i) a R$299.2 million increase in the sales of handsets and accessories; (ii) a R$275.5 million increase in deferred and recoverable taxes; and (iii) a R$271.3 million increase in customer accounts receivables. These increases were partially offset by a R$371.1 million increase in our accounts payable.

          As of December 31, 2003, TCP had R$2,295.9 million in long-term loans and financing and R$3,993.3 million in short-term indebtedness, which consisted primarily of funding from financial institutions and related parties. At December 31, 2003, TCP had a working capital deficit (current liabilities minus current assets) of R$2,066.0 million, attributable primarily to R$3,993.3 million in short-term debt. Excluding financial items, the working capital at December 31, 2003 was R$185.2 million, representing a decrease of R$78.7 million compared to December 31, 2002, attributable primarily to (i) an increase of R$708.6 million in trade accounts payable, resulting from concentrated capital investments, particularly in 4Q03, which caused a rise of R$543.5 million in accounts payable to suppliers; such investments mainly refer to the change in technology from TDMA to CDMA (implementation of the 1xRTT network overlaid on TCO’s TDMA network); moreover, there is the booking of

Back to Contents

long-distance services under the SMP regime; (ii) an increase of R$112.7 million in taxes payable; (iii) an increase of R$105.7 million in deferred pre-paid services revenues; (iv) an increase of R$97.8 million in dividends and interest on shareholders’ equity due to a consolidation of TCO’s balances; and (v) an increase of R$89.6 million in reserve for contingencies. In 2002, we had a capital increase in the amount of R$2,500.4 million, mostly subscribed by Portugal Telecom, R$2,403.4 million of which were applied to reduce indebtedness at Global Telecom and R$97.0 million were a non-cash contribution related to capitalization of reserves from tax benefits.

          During 2004, TCP has completed three relevant capital markets transactions in Brazil.  On August 1, 2004, TCP completed the rescheduling of its first public issuance of non-convertible debentures in the total amount of R$500.0 million.  As a result of the rescheduling, the interest rate was reduced from 104.6% to 104.4% of CDI.  The next rescheduling date is August 1, 2007 and the final maturity date is August 1, 2008.

          On August 20, 2004, TCP established a shelf registration program with the CVM under which we can offer up to R$2.0 billion of debentures and/or promissory notes.  This program allows us to access the capital markets in a timely fashion, thus capturing better market conditions.  The terms and conditions of each series under this program may vary, especially with respect to maturity, interest rate and payment schedule.

          On November 24, 2004, we placed R$1.0 billion of promissory notes bearing interest at the rate of 101.6% of CDI and maturing May 24, 2005.  We used the proceeds to pay part of our €416.0 floating rate notes issued in November 2001 and held by PT International Finance, which matured in November 2004.  We intend to redeem the promissory notes by issuing debentures in the context of our newly registered shelf program.

          Our principal assets are the shares of our subsidiaries.  We rely exclusively on dividends from TCO, TCP and Global Telecom to meet our cash needs, including the payment of dividends to our shareholders.  We control the payment of dividends by TCO, TCP and Global Telecom, subject to limitations under Brazilian law.  There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

          We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

          In October of 2004, TCP held a voluntary public tender offer to acquire shares of TCO in the amount of R$902.0 million, with the objective of increasing the ownership interest of the Company in the capital stock of TCO.  The number of preferred shares of capital stock of TCO held by TCP and by persons directly and indirectly linked to TCP increased to 84,252, 534,000 preferred shares, representing 32.76% of the total preferred shares and representing an increase from 28.86% to 50.65% of the ownership interest of the Company in the total capital stock of TCO.

          Our principal uses of funds are for capital expenditures, servicing our debt and payment of dividends to our shareholders.

          Our capital expenditures (including capitalized interest) amounted to R$1,392.0 million, R$708.6 million and R$327.3 million in 2004, 2003 and 2002 respectively. Payment of debt and derivative instruments consumed cash flows of R$4,744.6 million, R$2,894.3 million and R$3,597.8 million in 2004, 2003 and 2002, respectively. Dividends and interest on equity payments consumed cash flows of R$85.3 million, R$91.3 million and R$5.7 million in 2004, 2003 and 2002, respectively.

Back to Contents

     Capital Expenditures

          The following table sets forth our total capital expenditures for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	380.1	167.2	105.7
Transmission equipment	450.7	232.8	90.8
Information technology	285.8	157.4	76.2
Others(1)	275.4	151.2	54.6

Total capital expenditures	1,392.0	708.6	327.3

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          The following table sets forth the total capital expenditures of TCP (excluding TCO and Global Telecom) for the periods presented.

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	175.9	131.0	105.7
Transmission equipment	172.8	122.3	90.8
Information Technology	251.5	101.9	76.2
Others(1)	158.9	100.5	54.6

Total capital expenditures	759.1	455.7	327.3

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          The following table sets forth the total capital expenditures of Global Telecom for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Switching equipment	47.5	10.3	23.0
Transmission equipment	124.5	45.5	89.3
Information Technology	15.7	16.8	22.2
Others(1)	26.8	18.8	17.8

Total capital expenditures	214.5	91.4	152.3

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

          The following table sets forth the total capital expenditures of TCO for the periods presented:

	Year ended December 31,	Year ended December 31,

	2004	2003 (From May to Dec)

	(in millions of reais)
Switching equipment	156.7	25.9
Transmission equipment	153.4	65.0
Information Technology	18.6	38.7
Others(1)	89.7	31.9

Total capital expenditures	418.4	161.5

(1)	Consisting primarily of free handset rentals, network constructions, furniture and fixtures, office equipment, and store layouts.

Back to Contents

          Our capital expenditures over the past three years related primarily to increasing our network capacity and coverage.  During the year ended December 31, 2004, we invested R$1,392.0 million, mainly in fixed assets, mainly in projects for the improvement and expansion of our service capacity, the selective implementation of the 1xRTT network overlaid on TCO’s TDMA network, the upgrading of Global Telecom’s 1xRTT network and in the offering of new services. This amount represented 12.0% of our net operating revenues.

          Our capital expenditure estimate for 2005 is approximately R$1.4 billion and includes investments in network expansion, introduction of new products and services to maximize the use of cellular phones and the constant improvement of the quality of services provided to our customers. We intend to fund these expenses with funds generated by operations and our available borrowing capacity.

     Payments of Dividends to Shareholders

          The holders of preferred shares are entitled to exercise voting rights since the 2004 general shareholders’ meeting and until we pay the minimum dividends. However, this has no significant impact in our ownership structure, since our controlling shareholders own more than 50% of our total capital.  See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends”.

     Debt

          As of December 31, 2004, TCP’s total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2004

(in millions of reais)
Long-term debt(1)	2,066.2
Short-term debt	2,897.0

Total debt	4,963.2

(1)	Excludes the short-term portion of long-term debt.

          As of December 31, 2004, TCP’s total debt was R$4,963.2 million, of which R$2,729.8 million, or 55.0%, were denominated in foreign currencies and therefore exposed to currency fluctuations.  Of that amount, R$2,477.7 million were denominated in U.S. dollars (US$933.4 million), R$177.1 million were denominated in yen (¥6,828.6 million), and R$75.0 million were denominated in UMBNDES which comprises a mix of different currencies.  Devaluation of the real results in exchange losses on our foreign currency indebtedness.  In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions.  In 2004, our derivatives positions produced a loss of R$913.8 million, which largely offset the R$306.9 million of exchange gain from our foreign currency-denominated debt. At December 31, 2004, we had derivative contracts that covered amounts in excess of our foreign currency-denominated debt. The unrealized costs (net of unrealized gains on foreign exchange derivatives contracts) at December 31, 2004 were R$26.9 million.

          We are exposed to interest rate risk as a consequence of our floating rate debt.  At December 31, 2004, approximately 51.1% of our interest-bearing liabilities bore interest at floating rates, primarily LIBOR for U.S. dollar-denominated debt and CDI, SELIC, TJLP and UMBNDES for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates rise.  At December 31, 2004, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate.  TCP protected against the risk of interest rates increasing by entering into derivative contracts in the total amount of R$1,510.0 million.  The CDI rates as of December 31, 2003 and 2002 were 16.27% and 24.83%, respectively.

          At December 31, 2004, we had U.S.$280 million in forward purchase agreement which enabled us to purchase U.S. dollars in September 2006 at R$1.23 per U.S. dollar.  At December 31, 2004, hedging contracts covered 110.1% of our foreign currency-denominated financial debt.

Back to Contents

          Some of the debt agreements of TCP and its subsidiaries contain restrictive covenants. Financial ratios apply to some indebtedness of Global Telecom and TCO and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. At December 31, 2004, Global Telecom was in compliance with all covenants with respect to debt in the aggregate amount of R$304.3 million owed to BNDES. Other than as described above, at December 31, 2004, TCP and its subsidiaries were in compliance with their restrictive covenants in all material respects.

     U.S. GAAP Reconciliation

          We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP.  Net losses for 2004, 2003, and 2002 were R$500.7 million, R$98.8 million and R$1,495.7 million under U.S. GAAP, compared to net losses of R$490.1, R$640.2 million and R$1,140.7 million respectively under the Brazilian Corporate Law Method.  Shareholder’s equity at December 31, 2004, 2003 and 2002 was R$2,735.6 million, R$3,232.0 million and R$3,307.3 million respectively under U.S. GAAP, compared to R$2,907.4, R$3,393.2 million and R$4,010.0 million respectively under the Brazilian Corporate Law Method.

          See note 37 to our audited consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

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

          Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.  The adoption of FIN 46R did not have a material impact on its financial position, cash flows and results of operations.

          In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The Company prospectively adopted this EITF relating to free minutes given in connection with sales of handsets as from January 1, 2004.

          In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

Back to Contents

          In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

C.  Research and Development

          We did not make any contributions or incur in any expenses relating to research and development in 2004, 2003 and 2002. We rely primarily on the research and development of our third-party suppliers.

D.  Trend Information

          In 2005, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth.  In addition, we expect continued strong competition from other operators, greater focus on data and value added services, targeted growth on average revenue per user, and further enhancements related to customer service.  We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies.  We plan to continue to offer services and products with high quality in order to meet our clients’ expectations.

E.  Off-balance sheet arrangements

          As of December 31, 2004, there were no off balance sheet arrangements.  We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligations

          The following table represents our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by Period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in millions of reais)
Contractual obligations:
Long-term debt(1)	3,562.7	1,383.9	1,240.9	811.2	126.8
Capital lease obligations	0.6	0.6	—	—	—
Operating leases	2,397.5	268.6	503.2	471.9	1,153.8
Unconditional purchase obligations	1,213.8	1,090.9	118.7	4.2	—
Other long-term obligations (2)	272.8	138.0	134.7	—	—

Total contractual cash obligations(3)	7,447.4	2,882.0	1,997.5	1,287.3	1.280.6

(1)	Includes short-term portions of long-term debt.

(2)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.

(3)	Excludes pension fund obligations.

          In addition, we have a rental commitment with Telecomunicações de São Paulo S.A. – Telesp, a related party, in an annual amount of R$13.4 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

Back to Contents

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

          Our company is managed by a Board of Directors and a Board of Executive Officers.  Our shareholders elect the members of the board of directors.  The Board of Directors must have between eight and 12 members, each serving a three-year term.  The board currently consists of 11 members.  The terms of the current members of the board of directors will expire in March 2006, except Antonio Gonçalves de Oliveira’s term, representative of minority shareholders, will expire in March 2007.  The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

Back to Contents

          The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected

Félix Pablo Ivorra Cano	Chairman	March 27, 2003
Shakhaf Wine	Director	March 16, 2004
Fernando Xavier Ferreira	Director	March 27, 2003
Luis Miguel Gilpérez López	Director	March 16, 2004
Ernesto Lopez Mozo	Director	March 27, 2003
Ignacio Aller Malo	Director	March 27, 2003
Zeinal Abedin Mohamed Bava	Director	March 27, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Director	March 27, 2003
Eduardo Perestrelo Correia de Matos	Director	March 27, 2003
Pedro Manuel Brandão Rodrigues	Director	July 11, 2003
António Gonçalves de Oliveira	Director	March 26, 2004

          Set forth below is a brief biographical description of our directors.

          Félix Pablo Ivorra Cano, born on July 1, 1946, is the President of the board of directors and has been a member of the board of directors since February 1999.  Mr. Ivorra currently is the President of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A.  He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications.  In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development.  During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia - ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas – ICADE also in Madrid.

          Shakhaf Wine, born on June 13, 1969, is currently an executive officer of Portugal Telecom S.G.P.S. and a member of the board of directors of Brasilcel N.V., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Celular CRT Participações S.A., and Folha Universo Online S.A. Mr. Wine is also the President of the Audit Committee of Brasilcel N.V. Mr. Wine was a Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003. Additionally, he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. Previously Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. He holds a degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

          Fernando Xavier Ferreira, born on February 13, 1949, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V.  Tele Centro Oeste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A. and Telesp Celular Participações, S.A.  During 1998, Mr. Ferreira served as a member of ANATEL.  From 1995 to 1998, he was General Director of Telebrás and President of the board of directors of Embratel and Telesp S.A.  Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987.  He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in Electrical Engineering from the Catholic University of Rio de Janeiro, Brazil.

          Luis Miguel Gilpérez López, born on December 7, 1959, is the Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Celular CRT Participações, S.A., Telesp Celular Participações, S.A. He is also

Back to Contents

Executive Chairman of MobiPay International, S.A. He began his career at an insurance company, where he worked for six years, in various departments.  He joined the Telefónica group in 1981, where he has worked since then.  He has particularly been involved with activities related to mobile telephony.  He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created.  At Telefónica Móviles España he has held management positions in virtually all its business areas. He has a post-graduate degree in Business Administration and holds a degree in Industrial Engineering.

          Ernesto Lopez Mozo, born on May 9, 1964, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A.  Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies.  Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan.  He holds a degree in Civil Engineering from ETSICCP in Madrid and a Master’s degree in Business Administration from the Wharton School.

          Ignacio Aller Malo, who was born on December 1, 1945, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A.  Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967.

          Zeinal Abedin Mohamed Bava, born on November 18, 1965, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of  PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Centro Oeste Participações, S.A., CRT Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.  He holds a degree in Electronic and Electrical Engineering from the University of London B.S.C.

          Carlos Manuel de Lucena e Vasconcellos Cruz, born on September 9, 1957, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003;

Back to Contents

Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A., CRT Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice-President of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in Management from D.S.E. (the German Foundation for International Development), Germany.

          Eduardo Perestrelo Correia de Matos, born on January 6, 1949, is currently the President of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Celular Participações S.A., Telesp Celular Participações S.A. and Celular CRT Participações S.A.  From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT - Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A.  From 1987 to 1990 he was the Secretary of State for External Transportation and Communications in Portugal.  In addition, he served as President at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996.  Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002.  He holds a degree in Economics from the Technical University of Lisbon, Portugal.

          Pedro Manuel Brandão Rodrigues, born June 19,1951, is currently also a member of the board of directors and of the Executive Committee of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais – TMN. He was elected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a Master’s degree in Production Process and Management, and an Engineering degree from the Instituto Superior Técnico

          Antonio Gonçalves de Oliveira, born on May 4, 1944, is currently a member of the board  of Previ, a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the coordinator of the international integration foreign trade committee of the Small Company Permanent Forum sponsored by the Brazilian Government, the coordinator for the Small Company National Seminar, the vice-president of the Brazilian Businessmen Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and President of the decision council of the National Employee Association of Banco do Brasil (ANABB).  From 1991 to 1995 he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE).  He holds a degree in Social Sciences from the University of São Paulo, Brazil, and a Master’s Degree in Communication Sciences from the same university.

Back to Contents

          In accordance with the shareholders’ agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible for the appointment of our Chief Financial Officer.  PT Movéis and Telefónica Móviles appointed 10 (five each) of the 11 members of our Board of Directors.

Board of Executive Officers

          The board of executive officers consists of eight members, each elected by the board of directors for a term of three years.  The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control.  In the case of a vacancy in any position on the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers.  One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors.  The board of directors may remove executive officers from office at any time.

The following are the current executive officers and their respective positions.

Name	Position	Date appointed

Francisco José Azevedo Padinha	Chief Executive Officer	April 16, 2003
Arcádio Luis Martínez García	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	February 16, 2005
Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003
Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation and Executive Vice President for IT and Product and Service Engineering	July 7, 2003 May 26, 2003
Javier Rodríguez García	Executive Vice President for Technology and Networks	May 26, 2003
Guilherme Silvério Portela Santos	Executive Vice President for Customers	April 16,2003
José Carlos de la Rosa Guardiola	Executive Vice President for Regulatory Matters and Institutional Relations	August 25, 2003

          Set forth below is a brief biographical description of our executive officers.

          Francisco José Azevedo Padinha, born on October 22, 1946, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A.; Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A., Avista Participações Ltda., Tagilo Participações Ltda. Sudestecel Participações S.A., TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A.  He was also the chairman of the board of directors of Prymesys – Soluções Empresariais S.A.  From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from 1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A.  From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom.  He holds a Telecommunications and Electronic Engineering degree from the Technical University of Lisbon, Portugal, a degree in Corporate Upper Management from AESE/University of Navarra, Spain, and a Master’s degree in Innovation and Technology Management from the Sloan School of Management/MIT, United States.

          Arcádio Luís Martínez García, born on April 5, 1957, is currently the Executive Vice-President for Finance, Planning and Control and Investor Relations Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest

Back to Contents

Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A. and Tele Centro Oeste Celular Participações S.A.  From 2001 until 2003 Mr. Martinez was a Controller of European Operations at Telefonica Moviles S.A. in Madrid.  From 1999 to 2001 he worked as European Controller for SBC Communications, based in Brussels, Belgium and from 1993 to 1999 he served in different positions in the financial organization of Ameritech International, based in Chicago, USA and Brussels, Belgium. He holds a degree in Economics from Universidad de Santiago de Compostela, Spain and a Masters of Business Administration from the University of Chicago, USA.

          Paulo Cesar Pereira Teixeira, born on June 18, 1957, is currently the Executive Vice-President for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações S.A., TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A.  From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986).  In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group.   Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

          Luis Filipe Saraiva Castel-Branco de Avelar, born on April 15, 1954, is currently the Executive Vice-President for IT and product and service engineering and Executive Vice-President for Marketing and Innovation of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.  In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais.  From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission.  From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom.  From 1998 to 2000, Mr. Avelar was a special consultant to the President of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director of the Internet and E-commerce business unit at the same company.  He holds an Electrical-Technical Engineering degree (specialized in Telecommunications and Electronics) from the Lisbon Higher Education Technical Institute.

          Javier Rodríguez García, born on December 8, 1955, is currently Executive Vice-President for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.  From 1986 until 1988, Mr. García worked at INDELEC – Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A.  From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain.  From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca.  From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively.  From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A.  He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

          Guilherme Silvério Portela Santos, born on February 3, 1966, is currently the Executive Vice-President for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A.,

Back to Contents

Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and an executive manager at PT Móveis, SGPS, S.A.  From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A.  He was also a coordination officer at Companhia de Seguros Tranquilidade.  Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a Master’s degree from INSEAD, France.

          José Carlos de la Rosa Guardiola, born on October 20, 1948, is currently the Executive Vice-President for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.  From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations departments of these companies, and occupied the function of Vice-President of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A.  He is also member of the board of directors of Saint Gobain, France, National Semiconductors, USA end NEC Electronics, Japan. He holds a degree in Telecommunications Engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

          We have a permanent Board of Auditors with three members.  They are elected annually at the annual general shareholders’ meeting.

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

          Listed below are the current members of our Board of Auditors and their respective positions:

Name	Position	Date Appointed

Nelson Jimenes (1)	Member	April 1, 2005
Norair Ferreira do Carmo (2)	Member	April 1, 2005
Evandro Luís Pippi Kruel (2)	Member	April 1, 2005
João Botelho (1)	Alternate	April 1, 2005
Wolney Querino Schüler Carvalho (2)	Alternate	April 1, 2005
Fabiana Faé Vicente Rodrigues (2)	Alternate	April 1, 2005

(1)	Appointed by our preferred shareholders.

(2)	Appointed by our controlling shareholder.

B.  Compensation

          For the year ended December 31, 2004, we paid our directors and executive officers, and the directors and executive officers of  our subsidiaries, as compensation an aggregate amount of R$12.028 million, including bonuses and profit sharing plans.  This amount includes performance remuneration and profit sharing arrangements applicable to all employees.  Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees.

Back to Contents

C.  Board Practices

          For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers,” and “Board of Auditors,” above.

          There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment.

D.  Employees

          At December 31, 2004, we had 4,217 full-time employees and 184 temporary employees.

          The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,

	2004(1)	2003(1)	2002(1)

Total number of employees (including trainees)	4,217	4,045	2,055
Number by category of activity:
Technical and operations area	948	1,034	520
Sales and marketing	1,941	1,799	1,004
Finance and administrative support	786	741	429
Customer service	542	471	102

(1)	2002 amounts do not include the employees of Tele Centro Oeste Participações as this company had not yet been acquired.

          Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL).  We negotiate new collective–bargaining agreements every year with the labor unions.  The collective–bargaining agreements currently in force include a salary and benefit increase of approximately 12.36% effective as of December 31, 2004.

          Our management considers the relations between our work force and us to be satisfactory.  We have not experienced any work stoppage that materially affected our operations.

          Each of our subsidiaries negotiates a new collective–bargaining agreement every year with each local union.  The collective–bargaining agreements now in force expire on October 31, 2006.

          At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi–employer defined benefit plan that supplements government–provided retirement benefits.  Under the Sistel plan, we made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member.  Each employee member also made a monthly contribution to Sistel on the basis of age and salary.  Members of Sistel qualified for pension benefits when they qualified for the government–provided retirement benefits.  Sistel operates independently from us, and its assets and liabilities are fully segregated from us.  Employees hired since January 1999 are not members of Sistel.

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

Back to Contents

          In 2000, we established the Plano de Benefícios TCP Prev, a new private pension plan for our employees.  Unlike Sistel’s defined benefits plan, the Plano de Benefícios TCP Prev calls for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants.  These contributions are credited to the participants’ individual accounts.  Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by November 31, 2000.  As of December 31, 2004, 54.33%  (Telesp, Global e TCO/NBT) of our employees were members of the Plano de Benefícios TCP Prev (TCO – TCO Prev).  We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post–retirement health care benefits for former Telebrás employees and current employees that have not changed to the new plan.

E.  Share Ownership

          As of December 31, 2004, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

          The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2004:

Name	Number of common shares owned	Percentage of outstanding common shares	Number of preferred shares owned	Percentage of outstanding preferred shares

Brasilcel	291,330,022,831	71.2	379,614,824,965	49.8
Portelcom Partic. S.A. (1)	92,112,338,122	22.5	719,908	0.0
All directors and executive officers as a group	37,732	(2)	817	(2)

(1)	Portelcom is a wholly owned subsidiary of Brasilcel.

(2)	Less than 1% of aggregate.

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

          At December 31, 2004, there were approximately 107 record holders of ADSs in the United States, including Brasilcel, which in total holds ADSs representing approximately 39.04% of our preferred shares.

Related Party Transactions

The main transactions with unconsolidated related parties are as follows:

•
Use of network and long distance (roaming) cellular communications:  These transactions involve companies owned by the same group.  Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by Anatel.  These transactions also include call center services to Telecomunicações Móveis Nacionais — TMN customers in connection with roaming services in the company’s network. As of July 2003, users began to choose their long-distance carrier and the company established agreements that provide to long distance operators (including Telecomunicações de São Paulo S.A.) co-billing services;

Back to Contents

•	Corporate management advisory services provided to Telesp Celular by PT SGPS and calculated based on a percent (up to 2%) of net revenues, monetarily restated based on currency fluctuations;

•	Loan with PT International Finance in the amount of $120.0 million bearing interest at an annual rate of LIBOR plus 5% and maturing on July 29, 2007;

•	Corporate services provided by or to other companies under common control are transferred to the company at the cost actually incurred in providing these services;

•	Call center services provided by Dedic (Mobitel S.A.) and Atento to users of Telesp Celular, Tele Centro Oeste and Global Telecom; and

•	System development and maintenance services provided by PT Inovação and Primesys.

          We have engaged in a number of other transactions with related parties.  See note 31 to our consolidated financial statements.

B.  Interests of Experts and Counsel

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

          See “Item 3A. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Matters

          We are party to several administrative and legal proceedings that, if decided adversely to us, could have a material adverse effect on our business, financial condition and results of operations.  We record provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our outside counsel.  However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our outside counsel.  Below is a summary of our material pending administrative and legal proceedings:

     Civil

          Breakup of Telebrás

          Telebrás, our legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás.  In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending.   We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

          Tax Credits

          Telesp Celular Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders.  A claim was filed against Telesp Celular Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets.  Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.  We would be required to pay all the taxes that were offset against goodwill.  We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Back to Contents

          Ownership of Caller ID

          Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries, Telesp Celular S.A., Tele Centro Oeste and Global Telecom.  The lawsuits allege that those operators violated patent number 9202624–9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency – INPI, on September 30, 1997.  Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system.  However, Lune’s right to use patent number 9202624–9 was suspended by a federal judge in the State of São Paulo in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts.  We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible.  We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

          Validity of Prepaid Plan Minutes

          Telesp Celular Participações, Telesp Celular, Tele Centro Oeste and Global Telecom, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline.  Conflicting decisions have been issued by the federal court reviewing this matter.  Although we believe that our criteria for imposing the deadline is in compliance with Anatel’s rules, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

          Litigation Relating to the Charging of a Subscription Tariff

          Global Telecom S.A. and Telegoiás, together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law.

          Based on the opinion of our legal counsel, we believe that the possibility of an unfavorable decision in this lawsuit is remote, given that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

          Litigation Relating to Telebrás Loans

          Tele Centro Oeste has filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás, Telebrás and KPMG (the auditors for the transaction that broke–up Telebrás, regarding the distribution of debts and credits of former Telebrás loans, after its breakup.

          In response to the lawsuit filed against it, Tele Centro Sul filed two counter–suits in October 1999 against Telebrasília and Telegoías seeking payment of the Telebrás loans in the amount of R$41.3 million from Telebrasília and R$24.2 million from Telegoías.

          The lawsuit filed by Tele Centro Oeste against Tele Centro Sul, Telebrás and KPMG, was dismissed.  In the other two lawsuits, filed by Tele Centro Sul against Telebrasília and Telegoías the court ruled partially in favor of Tele Centro Sul. In the Court of Appeals of the Federal District, TCO’s, Telebrasília’s and Telegoías’ appeal was denied. Tele Centro Sul’s appeal was granted.

Back to Contents

          Although another appeal has been filed in the Court of Special Appeals, a final decision unfavorable to TCO with respect to payment by Telebrasília and Telegoías to Tele Centro Sul, is probable.  However, on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criteria of indexation of the outstanding balances.

     Tax–Related

          Application of ICMS

          In June 1998, the Conselho Nacional de Política Fazendária, or CONFAZ, decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998.  This claim impacts many of our subsidiaries.  We believe the application of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services.  In addition, we do not believe new taxes may be applied retroactively.  We believe based on the opinion of outside counsel (including certain judicial precedents) that the likelihood of an unfavorable outcome with respect to this claim is remote.  Moreover, we believe that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application.

          Application of COFINS and PIS

          On November 27, 1998, the method for calculating the amount of contribution required under PIS and COFINS was modified by Law No. 9,718, which increased the COFINS contribution rate from 2% to 3% and permitted the deduction of up to 1/3 of the amount due under COFINS from the amount due under CSLL.  Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction.  In addition, Law No. 9,718 effectively increased the amounts of COFINS and PIS due from our subsidiaries by including financial revenues in the calculation methodology.  This claim impacts Telesp Celular Participações, Telesp Celular, Tele Centro Oeste and Global Telecom.

          We believe that this increase is unconstitutional because:  (1) Article 195 of the Brazilian Constitution, which was effective when Law No. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (2) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law requiring a greater quorum than the one required to approve Law No. 9,718; and (3) the law was made effective before the expiration of the required 90–day waiting period.

          We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.  However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations.

          Passing on of the COFINS and PIS to Customers

          Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges.  This claim impacts several of our subsidiaries.  We are challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry.  We believe based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

          CIDE

          We and our subsidiaries filed lawsuits challenging the application of CIDE – Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002.  We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

Back to Contents

     Other Litigation

          We are also party to certain legal proceedings arising in the normal course of business.  We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions.  We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

          We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil.  We did not pay dividends or interest on Shareholders’ equity for the years ended December 31, 2004, 2003, 2002 because we recorded a net loss for each of those years.  As a result, holders of TCP’s preferred shares now have the same voters risks as the holders or common shares until we pay dividends again.

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

          Under Brazilian Corporate Law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

•	its board of directors, independent auditors and board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial conditions of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting. In this case,

• the board of executive officers would forward to the CVM, within five days of the shareholders’ meeting, an explanation for the suspension of the payment of the mandatory dividends; and

•
the amounts which were not distributed are to be recorded as a special reserve, and, if not absorbed by losses in subsequent fiscal years, they must be distributed as dividends as soon as the financial condition of that company permits.  Dividends may be distributed by us out of our retained earnings or accumulated profits in any given fiscal year.

          Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year.  For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after the provision of income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.  Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned,  but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders meeting.

          At each annual shareholders’ meeting, the board of directors is required to determine how net profits for the preceding fiscal year are to be allocated.  Under Brazilian Corporate Law, we are required to maintain a statutory reserve, to which we must allocate 5% of our net profits for each fiscal year until the amount of such reserve equals 20% of our paid–in capital.  Losses, if any, may be charged against the statutory reserve.

Back to Contents

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

•
second, if the amount of unrealized revenue exceeds the sum of (i) the statutory reserve and (ii) retained earnings, such excess may be allocated to the unrealized profit reserve at the direction of the board of directors.

          Allocations may not hinder the payment of mandatory dividends.  Unrealized revenue reserve is defined under Brazilian Corporate Law as the sum of:

•	the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

•	profits as a result of income from operations after the end of the next succeeding fiscal year.

          The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law, which differs from other financial statements such as our consolidated financial statements included in this annual report.

Priority and Amount of Preferred Dividends

          Our by-laws provide for a minimum noncumulative dividend of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount obtained by dividing shareholders’ equity by the number of our outstanding shares, whichever is greater.  As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of our common shares receiving any distribution of cash dividends in such year.  In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares until the amount distributed in respect of each common share is equal to the preferred dividend; and

thereafter, distributed equally among holders of preferred and common shares.

     Payment of Dividends

          We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors.  The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31.  Under Brazilian Corporate Law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared.  A shareholder has a three–year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us.  Because our shares are issued in book–entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders.  We are not required to adjust the amount of paid–in capital for inflation.  Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

Back to Contents

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

B.  Significant Changes

Reverse Stock Split

          On April 1, 2005, a reverse split of the 1,582,563,526,803 registered book-entry shares of capital stock of TCP, with no par value, was approved.  Of the 1,582,563,526,803 registered shares, 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares.  The reverse split will occur at the ratio of two thousand and five hundred (2,500) shares to one (1) share of each respective class, after which there will be 633,025,410 registered shares, with no par value, of which 221.158.772 will be common shares and 411,866,638 will be preferred shares.

          The reasons for the reverse stock split are: (i) to adjust the per share value of the shares to a more adequate level from a stock market perspective, since the trading of the shares in reais per share gives greater transparency as compared with the quotation per lot of one thousand (1,000) shares; (ii) to unify the basis for trading the shares in the national and international markets, since the shares were quoted in lots of one thousand (1,000) shares in the national market – the São Paulo Stock Exchange (“BOVESPA”), and in lots of two thousand and five hundred  (2,500) shares for each American Depositary Receipt (“ADR”) on the New York Stock Exchange  (“NYSE”); (iii) to reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TCP; and (iv) to reduce the possibilities of informational errors, improving services to the shareholders of TCP.

          There will be no reverse split of ADRs. Only the ratio of shares to each ADR will be changed from the current ratio of two thousand and five hundred (2,500) shares per ADR to one (1) share per ADR. Thus, there will be no fractional ADRs resulting from the reverse split.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and Listing Details

          Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares.  Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998.  In the United States, our preferred shares trade in the form of ADSs, each representing 2,500 preferred shares as of December 31, 2004,  issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among TCP, the depositary and the registered holders and beneficial owners from time to time of ADRs.  The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.”  At December 31, 2004, there were approximately 107 record holders of ADSs in the United States, including Brasilcel.  The total ADS holders represent approximately 39.04% of our preferred shares. The following table sets forth the reported low and high closing sales prices for ADSs on the New York Stock Exchange for the dates and periods indicated.

          The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

Back to Contents

	New York Stock Exchange U.S.$ per ADS		São Paulo Stock Exchange R$ per 1,000 preferred shares

	High	Low	High	Low

Year ended

December 31, 2000	64.50	21.06	45.30	16.66
December 31, 2001	31.69	4.63	23.00	5.20
December 31, 2002	10.03	1.71	9.26	2.60
December 31, 2003	7.08	2.20	8.29	3.17
December 31, 2004	9.82	5.70	11.29	6.30
Year ended December 31, 2003

First quarter	3.81	2.20	5.05	3.17
Second quarter	4.25	3.31	4.85	4.19
Third quarter	5.20	3.19	5.99	3.93
Fourth quarter	7.08	4.85	8.29	5.63
Year ended December 31, 2004

First quarter	9.74	6.41	10.95	7.40
Second quarter	9.82	5.82	11.29	7.19
Third quarter	8.15	5.97	9.92	6.78
Fourth quarter	6.87	5.70	8.12	6.30
Quarter ended

March 31, 2005	7.02	5.44	7.44	5.93
Month ended

October 31, 2004	6.87	5.84	7.73	6.61
November 30, 2004	6.76	5.70	8.12	6.3
December 31, 2004	6.83	5.98	8.04	7.16
January 31, 2005	6.84	5.88	7.92	6.70
February 28, 2005	7.61	6.09	8.42	6.83
March 31, 2005	7.02	5.44	7.44	5.93

B.  Plan of Distribution

          Not applicable.

C.  Markets

Trading on the São Paulo Stock Exchange (BOVESPA)

          In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

          When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

Back to Contents

          The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociacão Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

          In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

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

          The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 31, 2004, the aggregate market capitalization of the 358 companies listed on the BOVESPA was equivalent to approximately R$904.9 billion (U.S.$340.9 billion) and the 10 largest companies listed on the BOVESPA represented approximately 48.8% of the total market capitalization of all listed companies.  By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately U.S.$19.8 trillion and the 10 largest companies listed on the NYSE represented approximately 18.0% of the total market capitalization of all listed companies.  Although all of the outstanding shares of an exchange–listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares.  For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market..  See “Risk Factors—Risks Relating to Our Preferred Shares and Our ADSs—The relative volatility and illiquidity of the Brazilian securities markets may adversely effect holders of ADSs.”

          The Brazilian equity market is relatively small and illiquid compared to major world markets.  In 2004, the combined daily trading volumes on BOVESPA averaged approximately U.S. $419.7 million.  In 2004, the 10 most actively traded shares represented approximately 45.3% of the total trading in the cash market on BOVESPA.  Trading on BOVESPA by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

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

Back to Contents

          Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian securities law.  Consequently, some major modifications resulted for the businesses of the publicly traded companies.  Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority and autonomy altered and expanded.  The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets.  Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the Board of Auditors and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet.  Also provided is the pooling agreement, the so called block voting by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings.  The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

          The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001.  Our shareholders held a general shareholders’ meeting on March 27, 2002, and approved the necessary modifications to our by laws.

          Under the Brazilian Corporate Law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada.  All public companies are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market.  The shares of a public company may also be traded privately, subject to certain limitations.  In order to be listed on BOVESPA a company must apply for registration with the CVM and the stock exchange.  Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

          Trading of securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement.  Trading may also be suspended on the initiative of BOVESPA or the CVM, among other reasons, due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

          The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

          The Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders meeting.  Ten of our directors are appointed by our controlling shareholder, and one of our directors is appointed by representatives of our minority shareholders.

          Neither our board of directors nor our management test the independence of the directors before such elections are made   However, both the Brazilian Corporate Law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors.  Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Back to Contents

Executive Sessions

          According to the Brazilian Corporate Law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.  Notwithstanding none of our executive officers are members of our board of directors.

Committees

          We are not required under applicable Brazilian Corporate Law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders meeting.  Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

          Brazilian Corporate Law requires us to have a board of auditors (Conselho Fiscal) which is composed of three to five members elected at the general shareholders meeting.  The board of auditors operates independently from our management and from our external auditors.  Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders.  We have a board of auditors that consists of three members and three alternates and which meets once a quarter.  In April 2003, the SEC has stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements.

          We also have an audit committee, whose members do not follow the independence requirements of Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are not applicable to us until July 31, 2005 according to the Rule 10A–3(a)(5)(A).  See “Item 16D – Exemptions from the Listing Standards for Audit Committees”.

          Under the Brazilian Corporate Law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director’s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: Telesp Celular Participações, Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações and Celular CRT Participações S.A.

Policy for Disclosure and Disclosure Committee

          The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TCP in compliance with Article 16 of CVM Instruction no. 358, dated July 17, 2002.

          The ultimate responsibility for the disclosure of relevant information, acts or facts is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two being responsible for authorizing information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions of the Relevant Act or Fact Policy and CVM Instructions 358/02 and 369/02.

          Disclosures are reviewed by the Disclosure Committee in support of the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information and relevant Acts and Facts of the Company, and for ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

          The Disclosure Committee reports directly to the CEO and to the CFO and is composed of one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsel and other independent consultants), in order to provide adequate support for the disclosure process.

Back to Contents

Shareholder Approval of Equity Compensation Plans

          Our shareholders do not have the opportunity to vote on all equity compensation plans.  However, any issuance of new shares that exceeds the authorized capital is subject to shareholder confirmation.

Corporate Governance Guidelines

          We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law.  We believe that the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE. We have adopted and observe (i) the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information as per CVM’s guidelines; and (ii) the Policy of Negotiation of Equities, which requires management to inform all transactions relating to our securities.

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

B.  Memorandum and Articles of Association

          The following summarizes certain material provisions of our by-laws and Brazilian law, the main bodies of regulation governing us.  Copies of our by-laws have been filed as exhibits to this annual report on Form 20–F.

Register

          Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo (“JUCESP”), No. 82.466/03–8 on April 30, 2003, under company number (NIRE) 3530015879–2. Article 5 of our by-laws will be amended as a result of the capital increase approved by the Board of Directors of Telesp Celular at its January 7, 2005 meeting, which was registered with JUCESP under nº22007/05–2.

Back to Contents

Objectives and Purposes

          We are a publicly traded company duly registered with the Brazilian securities commission under No. 01771 0.  Article 2 of our by-laws provides that our corporate purpose is to:

•
exercise control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

•	promote, through our subsidiaries or controlled companies, the expansion and implementation of telecommunications services within our concessions, authorizations and permissions;

•	promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

•	promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

•	perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

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

Directors

          Below is a description of some of the provisions of our by-laws concerning the members of our board of directors:

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

Back to Contents

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

Rights Attaching to Shares

     Dividend Rights

          See “Item 8A.  Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “—Payment of Dividends.”

     Voting Rights

          Each common share entitles the holder to one vote at meetings of shareholders.  Our preferred shares do not entitle the holder to vote except as discussed in our by-laws in Articles 10 and 12.  Holders of our preferred shares are each entitled to attend or to address meetings of shareholders and to elect members of our board of directors according to Article 141, fourth paragraph, II, and Article 141, fifth paragraph, of Law No. 6,404/76, as amended by Article 8, fourth paragraph of Law No. 10,303/01.

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

          Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares.  Such a meeting would be called by publication of a notice in the state official gazette and two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice.

          In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

     Meeting of Shareholders

          According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed.  The convocation must be published in the state official gazette and two other newspapers, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date.  If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

Back to Contents

          On the first call, meetings may only be installed with a minimum quorum of one–fourth of the holders of voting shares.  Extraordinary meetings whose object is the amendment of the by-laws may only be installed on the first call with a minimum of two–thirds of the voting capital present.  In addition, some decisions require the approval of at least one–half of the holders of voting shares (qualified quorum).  On a second call, the meetings are installed regardless of quorum.

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

•
cisão, or split–up, Telesp Celular Participações S.A., according to the Brazilian Corporate Law, as amended by Law No. 10,303/01, in any of the following situations:  (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

Back to Contents

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

     Form and Transfer

          Our shares are maintained in book–entry form with a transfer agent, Banco ABN–AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document which remains in the possession of the transfer agent.  Our preferred shares underlying our ADSs are registered on the records of BOVESPA in the name of the Bank of New York, as depositary of the ADSs.

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

     Regulation of Foreign Investment and Exchange Controls

          There are no restrictions on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

          Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

          Under Resolution 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Back to Contents

          Under Resolution 2,689, a non-Brazilian investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

          Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 200. This registration process is undertaken by the investor’s legal representative in Brazil.

          Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E.  Taxation—Brazilian tax considerations” for more information.

          Resolution 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

          The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to, granting the required government approval for conversions of Brazilian currency payments and remittances abroad could adversely affect holders of ADSs.

          We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary’s certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

          Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•
the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

Back to Contents

          On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction.

          Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

C.  Material Contracts

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

Back to Contents

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

          The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the investments have been registered with the Central Bank and the CVM.  Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad.  Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

          Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations.  The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs.  Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment.  See “Item 10. Taxation—Brazilian Tax Considerations.”

          Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange.  Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals.  Resolution 2,689 also extends favorable tax treatment to registered investors.  See “Item 10. Taxation—Brazilian Tax Considerations.”

          Pursuant to the Resolution 2,689 foreign investors must:  (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

Back to Contents

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

Registered Capital

          Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank.  This registration which must be done before the first investment on Brazilian stock exchanges (the amount so registered is referred to as registered capital) allows the remittance to and outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares.  The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars).  The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal.  The U.S. dollar equivalent will be determined on the basis of the average market rates quoted by the Central Bank on these dates.

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

          Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves.  These amounts were subsequently released in accordance with federal government directives.  There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future.  See “Item 3—Risk Factors—Risks Relating to Brazil.”

Back to Contents

E.  Taxation

          The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders.  This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.  You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

     Distributions of Interest on Capital

          Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions.  The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three month period beginning January 2003).  The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made.  Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

          Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes.  These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%.  If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e. , a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

          No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

          Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and Brazilian Corporate Law.  Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Back to Contents

     Taxation of Gains

          Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another U.S. holder or non-Brazilian holder are subject to Brazilian tax, as of February 2004.  In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low–tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

          Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian or U.S. holders.  Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

          Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances.

•
Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•	Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

•
Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax–free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

          Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank.  Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM.  In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.  The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.  All preferred shares underlying ADSs qualify under Resolution 2,689.

          There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

          Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation.  Although there is controversy surrounding this issue, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.  See “—Registered Capital.”

          Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.  In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

          As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders that invest through Resolution No. 2,689.  This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

Back to Contents

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

          The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction.  If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

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

          1.     Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

          Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%.  Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%.  The increased rate also applies for capital gains paid to residents of low–tax jurisdictions as of February 2004.

          In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

          2.     Other Brazilian Taxes

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

          In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian.  The CPMF tax is due to expire on December 31, 2007.  It is currently imposed at a rate of 0.38%.  Transactions conducted through the Brazilian

Back to Contents

stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002.  Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF.  However, funds deposited in the investment account must only be used for investments.

U.S. Federal Income Tax Considerations

          The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below.  This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations.  It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.  This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes).  It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.  Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

          As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.  The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

          THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY.  PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL,  NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

          In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.  Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

          The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by the U.S. Treasury.

Back to Contents

     Taxation of Dividends

          Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs.  If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

          The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs.  A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars.  U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.  Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.  The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes.  Dividends paid by us will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

          Subject to certain exceptions for short–term and hedged positions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.

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

          Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us.  The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income.  For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States.  The rules relating to the calculation of foreign tax credits and the applicable limitations are complex.  U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

Back to Contents

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

Passive Foreign Investment Company Rules

          We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements.  U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.  Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above.  Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

     Information Reporting and Backup Withholding

          Payment of dividends and sales proceeds that are made within the United States or through certain U.S.–related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.  Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

          U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F.  Dividends and Paying Agents

          Not applicable.

Back to Contents

G.  Statement of Experts

          Not applicable.

H.  Documents on Display

          We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the Commission.  Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 2511.  Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

          In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

          We also file financial statements and other periodic reports with the CVM.  Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at Avenida Doutor Chucri Zaidan, 860, 04583–110, São Paulo, SP, Brazil.

I.  Subsidiary Information

          Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.  We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of handsets) are all or partially denominated in currencies (primarily the U.S. dollar and the Yen) other than those in which we earn revenues (primarily the real).  Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing.

          We have entered into derivative instruments, such as foreign currency swaps to manage the exchange rate risk.  We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          The principal foreign exchange rate risk faced by us arises from our U.S. dollar and Yen-denominated indebtedness.  At December 31, 2004, we had US$987.3 million of indebtedness and Y 6,879.9 million denominated in yen.  Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts).  At December 31, 2004, all of our U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by long positions of hedging agreements.  Under those derivative agreements, our subsidiaries’ U.S. dollar- and Yen-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI.  At December 31, 2004, our outstanding hedging positions covered approximately 110.1% of our payments of principal on our foreign currency-denominated financial indebtedness.  This unbalanced position is due to some U.S. dollar- or Euro-denominated liabilities with suppliers and management fees.  We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments, such as liabilities with suppliers and management fee.  At December 31, 2004, we recorded financial expense from foreign currency derivative transactions of R$913.8 million against financial income from monetary and foreign exchange variations of R$306.9 million.

Back to Contents

          Our foreign currency-denominated debt produced a gain of R$306.9 million in 2004, a gain of R$368.4 million in 2003 and a loss of R$1,475.5 million in 2002. This was offset by our derivatives, which produced a loss of R$913.8 million in 2004, a loss of R$873.2 million in 2003 and a gain of R$945.1 million in 2002. The unrealized costs, net of unrealized gains on foreign exchange derivatives contracts was R$26.9 at December 31, 2004. The unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$1,002.8 million at December 31, 2003 and R$1,670.9 million at December 31, 2002.

          The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2004 would be approximately R$297.4 million. On the other hand, our derivative instruments would have a gross gain of R$313.2 million. The net gain would be R$15.8 million.

          Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2004 of R$2.6544 to U.S. $1.00, which would represent a devaluation of the real of R$0.2654 million.  We then assumed that this unfavorable currency shift would be sustained from December 31, 2004 through December 31, 2005.  The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

          We are exposed to interest rate risk as a result of an investment of cash and cash equivalents mainly in short-term real-denominated instruments.  At December 31, 2004, this amount totaled R$1,180.9 million.

          Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and yen and due to the nature of our derivative agreements, whereby our U.S. dollar and Yen-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI.

          At December 31, 2004, we had R$4,963.2 million in loans and financing outstanding, of which approximately R$2.9 billion bore interest at fixed rates and approximately R$2.1 billion bore interest at floating rates of interest (primarily LIBOR, CDI and TJLP-based).  Loans and financing in foreign currency are mainly denominated in U.S. dollars and yen, and bear interest at fixed rates ranging from 1.3% to 16.8% per annum, or are subject to variable interest  from 3.9% to 5.0% per annum above LIBOR.  On a swapped basis the cost of funding in reais is in line with market conditions taking into account the country risk and is equivalent to approximately  from 100% to 110.0% of CDI.  At December 31, 2004 the CDI rate was  17.76%.   We hedged against the risk of interest rates increasing at the amount of R$1,510.0 million (face value).

          We have financing in local currency with Banco Nacional de Desenvolvimento Econômico e Social - BNDES subject to a variable interest rate of 3.5% and 4.6% above the TJLP.

          The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2004 would be approximately R$28.7 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year.  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars.  As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

          Interest rate sensitivity was calculated by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI, TJLP and LIBOR) would all rise by 10% instantaneously on December 31, 2004 and that this unfavorable move would continue for one year.

Back to Contents

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

Back to Contents

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.	CONTROLS AND PROCEDURES

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

          As of yet, we have not appointed an “audit committee financial expert” as defined by the SEC. Because we are not required to have an “audit committee” as defined in Rule 10A – 3(a)(5)(A) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, until July 31, 2005, we have deferred the appointment and the determination thereof by our board of directors until such date.

ITEM 16B.	CODE OF ETHICS

          In June, 2003, we approved a code of ethics to regulate the conduct of our senior financial officers.  Our code of ethics deals with the following issues:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the CVM and/or the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to the Internal Audit Officer who, after review, has to report them to the CEO and CFO; and

•	accountability for adherence to the code.

          A copy of this document is also available on our website (www.vivo.com.br).

          There have been no waivers to our code of ethics in 2004.

Back to Contents

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the years ended December 31, 2004 and 2003.  The chart below sets forth the total amount billed to us by Deloitte for services performed in the years 2004 and 2003, and breaks down these amounts by category of service:

	For year ended December 31,

	2004	2003

	(in thousands of reais)
Audit Fees	1,370	3,068
Audit–Related Fees	344	358
Tax Fees	27	91
All Other Fees	—

Total	1,741	3,517

Audit Fees

          Audit fees are the aggregate fees billed by Deloitte for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit–Related Fees

          Audit–related fees are fees charged by Deloitte for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements services associated with our bond offering in 2004.

Tax Fees

          Tax fees are fees for professional services rendered by Deloitte for tax compliance services.

Pre–Approval Policies and Procedures

          The audit committee approves all audit, audit–related services, tax services and other services provided by Deloitte.  Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre–approved by the audit committee prior to any engagement.  The audit committee is permitted to approve certain fees for audit–related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.  In 2004 and 2003, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not required for the year ended December 31, 2004.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

Back to Contents

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

          See our consolidated financial statements beginning on Page F-1.

ITEM 19.	EXHIBITS

1.1	By-laws (Estatuto Social) of Telesp Celular Participações S.A. (English translation).
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

Back to Contents

4.10
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)(English summary)(incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002).

6.1	Statement regarding computation of per share earnings (incorporated by reference to note 36(h) to our audited consolidated financial statements included elsewhere in this annual report).
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

BR CL - Accounting principles in accordance with Brazilian Corporate Law
U.S. GAAP - Generally accepted accounting principles in the United States of America

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of
Telesp Celular Participações S.A.:
São Paulo - SP

(1)	We have audited the accompanying consolidated balance sheets of Telesp Celular Participações S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of loss, changes in shareholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the three years in the period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6)	As discussed in Note 3(q), effective January 1, 2003, the Company changed its method of accounting for sales of prepaid cellular minutes under accounting practices adopted in Brazil.

Deloitte Touche Tohmatsu
Auditores Independentes

São Paulo, Brazil.
April 01, 2005.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

ASSETS

		December 31,

	Note	2004	2003

CURRENT ASSETS:
Cash and cash equivalents	12	1,180,855	1,158,849
Trade accounts receivable, net	13	1,483,819	1,212,474
Receivable from subsidiaries and affiliates	31	33,162	22,308
Advances to suppliers		44,918	71,845
Inventories	14	456,510	157,296
Recoverable taxes	15	633,357	244,097
Deferred income tax	11	237,924	351,648
Derivative contracts	18	7,803	994,223
Prepaid expenses	16	157,235	92,689
Other current assets	17	119,536	82,155

Total current assets		4,355,119	4,387,584

NONCURRENT ASSETS:
Recoverable taxes	15	297,478	275,450
Deferred income tax	11	1,099,357	618,182
Derivative contracts	18	385,297	444,088
Prepaid expenses	16	36,119	24,338
Other noncurrent assets	17	74,504	74,426

Total noncurrent assets		1,892,755	1,436,484

PERMANENT ASSETS:
Investments	19	2,054,963	2,291,017
Goodwill on merged subsidiary, net	21	49,857	58,283
Property, plant and equipment, net	20	5,603,004	5,240,843
Deferred assets, net	22	174,007	210,239
Others		1,464	294

Total permanent assets		7,883,295	7,800,676

Total assets		14,131,169	13,624,744

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

LIABILITIES, SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION

			December 31,

	Note		2004	2003

CURRENT LIABILITIES:
Payroll and related accruals	23		84,136	69,065
Trade accounts payable	24		1,704,483	1,333,398
Taxes payable	25		343,366	254,378
Loans and financing	26		2,897,003	3,993,316
Dividends and interest on shareholders’ equity			82,281	107,322
Reserve for contingencies	28		124,296	126,145
Derivative contracts	18		266,200	404,465
Payables to subsidiaries and affiliates	31		23,902	27,817
Deferred pre-paid services revenue			102,159	110,158
Other liabilities	27		8,763	27,561

Total current liabilities			5,636,589	6,453,625

NONCURRENT LIABILITIES:
Loans and financing	26		2,066,169	2,295,848
Reserve for contingencies	28		195,434	153,482
Taxes payable	25		189,341	172,841
Derivative contracts	18		153,835	31,070
Provision for pension plan	30		358	3,187
Other liabilities	27		38,920	546

Total noncurrent liabilities			2,644,057	2,656,974

ADVANCE FOR FUTURE CAPITAL INCREASE			1,999,941	-

MINORITY INTEREST			942,923	1,120,705

SHAREHOLDERS’ EQUITY:
Capital stock	33	a	4,373,661	4,373,661
Capital reserve			1,089,879	1,089,879
Accumulated deficit			(2,556,160)	(2,070,379)

Total shareholders’ equity			2,907,380	3,393,161

Funds for capitalization			279	279

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION			2,907,659	3,393,440

Total liabilities and shareholders’ equity			14,131,169	13,624,744

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF LOSS FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais - except per share amounts)

		Years ended December 31,

	Note	2004	2003	2002

NET OPERATING REVENUE	4	7,341,027	6,046,377	3,414,991
COST OF SERVICES AND GOODS SOLD	5	(3,335,141)	(3,020,533)	(1,739,384)

GROSS PROFIT		4,005,886	3,025,844	1,675,607
OPERATING EXPENSES:
Selling expenses	6	(1,896,434)	(1,264,873)	(526,871)
General and administrative expenses	7	(634,910)	(561,302)	(343,220)
Other operating expenses, net	8	(159,493)	(145,047)	(39,833)

OPERATING INCOME BEFORE EQUITY IN LOSSES OF
UNCONSOLIDATED SUBSIDIARY AND NET FINANCIAL EXPENSES		1,315,049	1,054,622	765,683
EQUITY IN LOSSES OF UNCONSOLIDATED SUBSIDIARIES		-	-	(890,706)
NET FINANCIAL EXPENSES	9	(1,095,426)	(1,133,504)	(808,422)

OPERATING LOSS		219,623	(78,882)	(933,445)
Net nonoperating income (expenses)	10	(51,184)	(25,658)	10,005

PROFIT AND SOCIAL CONTRIBUTION (LOSS) BEFORE
EXTRAORDINARY ITEM, INCOME TAXES AND MINORITY INTEREST		168,439	(104,540)	(923,440)
Extraordinary item		-	-	(170,846)

PROFIT (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		168,439	(104,540)	(1,094,286)
Income and social contribution taxes	11	(327,061)	(277,945)	(46,475)
Minority interest		(331,522)	(257,749)	-

NET LOSS		(490,144)	(640,234)	(1,140,761)

Shares outstanding at December 31 (thousands)		1,171,784,352	1,171,784,352	1,171,784,352

Loss per thousand shares outstanding at the balance sheet date
(Brazilian reais)		(0.4183)	(0.5464)	(0.9735)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

		Capital reserves

		Special
	Capital	Premium	Share	Accumulated
	Stock	Reserve	Premium	Deficit	Total

BALANCE AT DECEMBER 31, 2001	1,873,347	1,065,044	99,710	(295,454)	2,742,647
Capital increase	2,403,356	-	-	-	2,403,356
Capitalization of special premium reserve	96,958	(96,958)	-	-	-
Unclaimed dividends – declared in 1998	-	-	-	4,715	4,715
Net loss	-	-	-	(1,140,761)	(1,140,761)

BALANCE AT DECEMBER 31, 2002	4,373,661	968,086	99,710	(1,431,500)	4,009,957
Unclaimed dividends – declared in 1999	-	-	-	1,355	1,355
Adjustment of income and social contribution tax rate on special premium reserve	-	22,083	-	-	22,083
Net loss	-	-	-	(640,234)	(640,234)

BALANCE AT DECEMBER 31, 2003	4,373,661	990,169	99,710	(2,070,379)	3,393,161
Unclaimed dividends – declared in 1999	-	-	-	4,363	4,363
Net loss	-	-	-	(490,144)	(490,144)

BALANCE AT DECEMBER 31, 2004	4,373,661	990,169	99,710	(2,556,160)	2,907,380

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31,

	2004	2003	2002

SOURCES OF FUNDS:
From operations:
Net loss	(490,144)	(640,234)	(1,140,761)
Items not affecting working capital:
Depreciation and amortization	1,273,875	1,220,731	685,315
Minority interest	331,522	257,749	-
Monetary and exchange variations on noncurrent items, net	39,467	80,011	139,647
Net book value of property, plant and equipment and investments sold	58,030	42,690	13,134
Reserve for contingencies	16,034	(56,165)	8,644
Reserve for pension and other post-retirement benefit	(2,831)	1,373	444
Deferred taxes	(10,283)	46,440	24,948
Equity in losses of unconsolidated subsidiaries	-	-	890,706
Loss investment subsidiaries	1,271	-	-
Income taxes	2,743	-	-
Provision for loss on investment	-	-	170,846
Gain on derivative contracts	88,883	15,755	-

Total from operations	1,308,567	968,350	792,923
From shareholders:
Capital increase	-	-	2,403,356
Advances for future capital increases	1,999,941	-	-
From third parties:
Increase in noncurrent taxes payable	-	58,334	-
Loans and financing	1,240,563	1,907,238	-
Transfer from noncurrent to current assets	219,873	1,329,554	26,898
Unclaimed dividends	4,363	1,355	4,715
Transfer from permanent to current assets	1,283	-	37,800
Effect on working capital arising from consolidation of TCO	-	744,716	-

Total sources	4,774,590	5,009,547	3,265,692

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31,

	2004	2003	2002

USES OF FUNDS
Additions to property, plant and equipment	1,392,048	708,639	327,285
Transfer from noncurrent to current liabilities	1,397,831	2,151,190	825,368
Interest on shareholders’ equity of subsidiaries and dividends	509,304	92,249	-
Increase in deferred assets	3,137	235	46,642
Effect on working capital arising from consolidation of Global Telecom S.A.	-	-	66,398
Expenses paid on behalf of Global Telecom	-	-	531,439
Advances for future capital increases	-	-	319,392
Investments in subsidiaries and affiliates	-	395,782	2,310,878
Goodwill paid on acquisition of subsidiaries	487,881	1,656,127	290,282
Other investments	6,873	34	35
Acquisition of reserve for future capital increase	-	25,436	-
Transfer from current to noncurrent assets	-	4,694	-
Increase in deferred taxes	126,902	178,581	-
Transfer of long-term permanent assets to current assets	-	6,563	-
Increase in prepaid expenses	62,741	-	-
Other incoming assets	3,302	31,407	-

Total uses	3,990,019	5,250,937	4,717,719

Increase (decrease) in working capital	784,571	(241,390)	(1,452,027)

Represented by:
Current assets	(32,465)	3,189,415	251,024

Beginning of period	4,387,584	1,198,169	947,145
End of period	4,355,119	4,387,584	1,198,169
Current liabilities	(817,036)	3,430,805	1,703,051

Beginning of period	6,453,625	3,022,820	1,319,769
End of period	5,636,589	6,453,625	3,022,820

Increase (decrease) in working capital	784,571	(241,390)	(1,452,027)

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

     TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31,

	2004	2003	2002

OPERATING ACTIVITIES:
Net loss	(490,144)	(640,234)	(1,140,761)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	1,273,875	1,220,731	685,315
Minority interest	331,522	257,749	-
Reserve for pension plan	(2,831)	1,373	444
Loss on permanent asset disposals	45,865	18,694	13,134
Other nonoperating loss	5,319	-	-
Provision for doubtful accounts	183,508	85,460	68,329
Monetary and exchange variation	(321,696)	(367,139)	1,326,595
Equity in results of operations of affiliate	-	-	890,706
Provision for loss on investment	1,271	-	170,846
(Gain) Losses on derivative contracts	915,770	873,253	(945,111)
Increase in accounts receivable	(454,853)	(528,164)	(77,965)
Increase in receivable from subsidiaries and affiliates	-	(6,052)	(16,206)
(Increase) decrease in inventories	(299,214)	22,956	(23,117)
Increase in recoverable taxes and deferred income taxes	(267,678)	(5,520)	(39,361)
Increase in other current assets	(84,542)	(89,638)	(2,409)
Decrease in noncurrent accounts receivable	-	11,867	18,746
(Increase) decrease in other noncurrent assets	(48,193)	(37,678)	1,692
Increase (decrease) in derivative contracts	-	(214,029)	268,237
Increase in payroll and related accruals	15,071	22,382	3,315
Increase (decrease) in interest payable	18,131	80,532	(143,472)
Increase (decrease) in accounts payable	371,085	595,640	(142,228)
Increase in taxes payable	105,488	77,601	32,106
Increase (decrease) in other current liabilities	(32,561)	141,461	(19,179)
Increase (decrease) in other noncurrent liabilities	42,097	(61,584)	54,790

Net cash provided by operating activities	1,307,290	1,459,661	984,446

INVESTING ACTIVITIES:
Additions to property, plant and equipment	(1,392,048)	(708,639)	(327,285)
Additions to deferred assets	(3,137)	(235)	(46,642)
Acquisition of TCO, net of cash acquired of R$212,224	(901,502)	(1,715,263)	-
Acquisition of minority interest in subsidiaries	-	(3,505)	-
Acquisition of Holdings, net of cash acquired of R$5,487	-	-	(284,795)
Advances for future capital increases – Global Telecom and Holdings	-	-	(2,630,270)
Expenses paid on behalf of Global Telecom	-	-	(531,439)
Cash received on sale of marketable securities	-	760,426	-
Cash received on sale of property, plant & equipment	12,165	23,996	-
Other investments	(6,873)	(34)	(35)

Net cash used in investing activities	(2,291,395)	(1,643,254)	(3,820,466)

FINANCING ACTIVITIES:
Loans repaid	(4,858,543)	(2,894,325)	(3,597,817)
New loans obtained	3,836,116	4,310,335	3,972,489
Net settlement on derivatives contracts	113,941	-	-
Dividends and interest on shareholders’ equity	(85,344)	(91,371)	(5,711)
Advances for future capital increase	1,999,941	-	-
Capital increase	-	-	2,403,356

Net cash provided by financing activities	1,006,111	1,324,639	2,772,317

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,006	1,141,046	(63,703)
CASH AND CASH EQUIVALENTS:
At the beginning of the year	1,158,849	17,803	81,506

At the end of the year	1,180,855	1,158,849	17,803

Back to Contents

     TELESP CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31,

	2004	2003	2002

SUPPLEMENTARY CASH FLOW INFORMATION:
Income and social contribution paid	504,812	149,981	-
Interest paid	516,598	604,034	410,141
Details of acquisition of TCO/Holdings:
Current assets, excluding cash acquired	-	1,146,149	155,111
Noncurrent assets	-	100,883	471,990
Permanent assets	-	916,254	1,952,769
Current liabilities	-	(613,731)	(226,995)
Noncurrent liabilities	-	(383,132)	(394,140)
Minority interest	-	(982,865)	-

Net assets on date of acquisition	-	183,558	1,958,735

Elimination of investment accounts:
Advances of future capital increases	-	-	(2,906,351)
Intercompany payable	-	-	(531,439)
Investments	-	395,782	1,473,568

Cash acquired	-	(212,224)	(5,487)

Investments	422,805	395,782	-
Goodwill recorded at acquisition date	478,697	1,656,127	290,282
Acquisition of reserve for future capital increase	-	25,436	-
Liabilities assumed	-	(149,858)	-

Net cash paid for acquisitions	901,502	1,715,263	284,795

Non-cash transaction
Goodwill on the purchase of TCO	511,061	-	-
Unclaimed dividends	4,363	-	-
Capitalized cost of disassemble tower and equipment	38,199	-	-
Transference to advance for suppliers	9,096	-	-

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a.	Incorporation

Telesp Celular Participações S.A. (“TCP” or “Company”) is a publicly-held company whose controlling shareholders, on December 31, 2004, are Brasilcel N.V. (57.26% of the total capital stock) and Portelcom Participações S.A. (7.86% of the total capital stock), which is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

b.	Business and regulatory environment

TCP is the controlling shareholder of Telesp Celular S.A. (“TC”), Global Telecom S.A. (“GT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), which provide cellular telecommunication services in the States of São Paulo, Paraná and Santa Catarina and Federal District, respectively, and exercise activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

The authorizations granted to TC, GT and TCO shall be in force up to August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators annual revenues.

In addition, TCO is the controlling shareholder of the following operators:

	TCO		Expiration date
Operator	interest -%	Operation area	of authorization

Telegoiás Celular S.A.	100	Góias and Tocantins	10.29.08
Telemat Celular S.A	100	Mato Grosso	03.30.09
Telems Celular S.A	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A	100	Acre	07.15.09
Norte Brasil Telecom S.A. (NBT)	100	Amazonas, Roraima,	11.29.13
		Amapá, Pará and
		Maranhão

As from July 6, 2003, the operators implemented the Carriers Selection Code (CSP), by which customers may now choose their carrier for national and international long-distance services, in compliance with the rules of Personal Mobile Service (SMP). The subsidiaries no longer receive revenue from national and international long-distance calls; instead, they receive interconnection fees for the use of their network on these calls.

Telecommunications services provided by the subsidiaries, including related services and tariffs, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law Nº 9.472, as of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Merger of GT’s holding companies

On December 27, 2002, the Company purchased the remaining 51% of the common shares (17% of total capital) of the holding companies Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (GTPS) wich together held the controlling interest in Global Telecom S.A.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

As of March 31, 2003, the Company, seeking to minimize administrative and financial costs, merged these holding companies into GT, in which the merged net assets amounted to R$276 million. With this operation, the Company became the direct owner of Global Telecom S.A.

Acquisition - TCO

On April 25, 2003, under the terms of the Contract for Purchase and Sale of Shares, the Company acquired 64.03% of the voting capital and 20.69% of the total capital of TCO for approximately R$1,506 million, equivalent to R$19.48719845 per thousand common shares, of which approximately R$1,356 million was paid in cash and the remaining balance will be paid in installments. Additionally, the Company paid R$23,5 million to acquire a future obligation by TCO to issue capital stock to its previous owner and incurred costs directly related to the acquisition in the amount of R$9.5 million. This obligation was originally recorded by TCO as a capital reserve of R$25.4 million.

On September 30, 2003, the Brazilian Securities Commission (CVM) approved the purchase of additional common shares of TCO. On November 18, 2003, the Company acquired 26.70% of the voting capital of TCO (8.62% of total capital) for R$538.8 million. On October 8, 2004 TCP completed another tender offer for the acquisition of the preferred shares of TCO and acquired 32.76% of TCO’s aggregate preferred shares for R$901.5 million. After these acquisitions, TCP owned 90.22% of the voting capital stock of TCO (51.42% of the total capital stock).

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with accounting practices in accordance with Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

a.	The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indexes mandated by the Federal Government.

The net effect of these restatements was credited or charged to the statement of income in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

b)	Consolidated Financial Statements

The consolidated financial statements include the operations of TC for all periods presented, the operations of GT as from December 27, 2002 and the operations of TCO as from April 25, 2003. GT’s results from January 1 to December 27, 2002 are reflected in the statements of operations under the equity method.

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

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and Cash Equivalents—Are considered to be all available balances in cash and banks and all highly liquid temporary cash investments, stated as cost plus interest accrued to the balance sheet date, with original maturity dates of three months or less.

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

(d) Foreign Currency Transactions—Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of operations as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

(e) Inventories—Consist of handsets and accessories stated at the average cost of acquisition. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

(f) Prepaid Expenses—Are stated at amounts disbursed for expenses which have not been incurred.

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

(h) Property, Plant and Equipment—Are stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. At December 31, 2004, the concession license of GT is included in property, plant and equipment, and is being amortized using the straight-line method over the initial license term of 15 years. Interest on loans for financing construction in progress is capitalized as part of the cost of the asset.

Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the related equipment’s useful life, not to exceed the term of lease agreements.

(i) Goodwill on Merged Subsidiary—Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

(j) Deferred assets—Represent preoperating expenses recorded as formation costs of GT, NBT and TCO IP, amortized using the straight-line method over a period of ten years for GT and NBT, and five years for TCP IP. Also includes amounts paid for exclusivity agreements with certain authorized dealers of the Company. These amounts are being amortized over the term of the related agreements, ranging from one to three years.

(k) Income and Social Contribution Taxes—Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recorded by the subsidiaries TC and TCO as its more likely than not that the assets will be realized.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

(l) Advertising expense—Advertising costs are charged to expense as incurred and amounted to R$314,949, R$220,737 and R$78,726 for the years ended December 31, 2004, 2003 and 2002, respectively.

(m) Loans and Financing—Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

(n) FISTEL Fees—Fistel (Telecommunication Inspection Fund) Fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

(o) Reserve for Contingencies—A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is probable.

(p) Pension and Post-Retirement Benefit—Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses recorded in income (Note 30).

(q) Vacation Payable Accrual—Cumulative vacation payable due to employees is accrued as earned.

(r) Revenue Recognition—Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are estimated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used. Effective January 1, 2003, the Company began to defer prepaid service revenue and amortize the deferred revenue based on subscriber airtime usage. The effect of this change had a negative impact on statement of loss for 2003 of approximately R$ 62 million. Sales made through dealers are recorded as revenue when the handsets are activated. The net impact of the deferral of these sales is recorded in other assets at period end (see Note 4).

(s) Net Financial Expense—Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Exchange gains and losses on forward contracts and swaps are included in net financial expenses.

(t) Derivatives—The Company enters into certain foreign exchange forward and swap contracts in order to hedge its exposure to fluctuations in exchange rates and interest rates for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet; the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

(u) Employees’ Profit sharing—Provisions are recorded for employee profit sharing based on the profit of the related subsidiary.

(v) Research and Development—Research and development costs are charged to expense as incurred.

(w) Segment Information—The Company operates in three segments for local and regional cellular telecommunications, which correspond to the operations in the state of São Paulo–Telesp Celular, in the states of Paraná and Santa Catarina–Global Telecom and through the Distrito Federal and in the states of Goiás, Tocantins, Mato Grosso do Sul, Rondônia, Acre, Maranhão, Pará, Amapá, Roraima and Amazonas - TCO.

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

(y) Loss per thousand Shares—Loss per thousand shares is calculated based on the number of shares outstanding on the balance sheet date.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

4.	NET OPERATING REVENUE

	Years ended December 31,

	2004	2003	2002

Monthly subscription charges	242,588	207,427	972,498
Usage charges	3,803,020	3,190,144	1,169,983
Additional call charges	113,320	68,332	54,667
Interconnection	3,142,011	2,497,770	1,346,746
Other services	501,318	336,617	90,453

Total gross revenue from services	7,802,257	6,300,290	3,634,347

Value-added tax on services–ICMS	(1,170,662)	(887,808)	(550,857)
Employees’ profit participation program–PIS/ Social contribution on billing–COFINS	(280,896)	(225,024)	(132,398)
Service tax–ISS	(2,416)	(856)	(129)
Discounts granted	(182,653)	(162,799)	(6,372)

Net operating revenue from services	6,165,630	5,023,803	2,944,591

Sale of handsets and accessories	1,953,365	1,569,492	717,850
Value-added tax on sales–ICMS	(186,742)	(162,928)	(59,331)
Employees’ profit participation program–PIS/ Social contribution on billing–COFINS	(135,749)	(58,153)	(20,811)
Discounts granted	(349,081)	(268,391)	(145,653)
Returns of goods	(106,396)	(57,446)	(21,655)

Net operating revenue from sales of handsets	1,175,397	1,022,574	470,400

Total net operating revenue	7,341,027	6,046,377	3,414,991

There are no customers which contributed to more than 10% of the gross operating revenue during the years ended on December 31, 2004, 2003 and 2002, except for Telecomunicações de São S.A. - TELESP, a related party. TELESP is the fixed line service provider and contributed to approximately 18%, 19% and 26% of the total gross revenue for the years ended on December 31, 2004 , 2003 and 2002, respectively, mainly in relation to interconnection. The services provided by TELESP are billed using similar terms to those with unrelated third parties.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

5.	COST OF SERVICES AND GOODS

		Years ended December 31,

		2004	2003	2002

Personnel		(59,308)	(48,586)	(27,222)
Outside services		(173,295)	(167,816)	(114,219)
Leased lines		(119,684)	(108,656)	(72,392)
Rent, insurance, condominium fees		(90,362)	(90,181)	(80,171)
Interconnection		(222,415)	(298,222)	(231,466)
Taxes and contributions		(190,479)	(202,352)	(96,044)
Depreciation and amortization		(728,907)	(870,240)	(564,134)
Cost of products sold		(1,734,559)	(1,222,293)	(548,907)
Other		(16,132)	(12,187)	(4,829)

Total		(3,335,141)	(3,020,533)	(1,739,384)

6.	SELLING EXPENSES

		Years ended December 31,

		2004	2003	2002

Personnel		(187,814)	(149,976)	(82,539)
Supplies		(35,612)	(16,685)	(8,947)
Outside services		(1,207,941)	(762,359)	(264,066)
Rent, insurance, condominium fees		(34,519)	(32,366)	(15,592)
Taxes and contributions		(1,534)	(669)	(478)
Depreciation and amortization		(149,554)	(109,230)	(55,933)
Provision for doubtful accounts		(183,508)	(85,460)	(68,329)
Other		(95,952)	(108,128)	(30,987)

Total		(1,896,434)	(1,264,873)	(526,871)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,

		2004	2003	2002

Personnel		(133,882)	(111,161)	(48,954)
Supplies		(6,768)	(6,511)	(2,451)
Outside services		(213,283)	(215,418)	(153,913)
Advisory and consulting services		(78,208)	(67,185)	(54,678)
Rent, insurance, condominium fees		(40,885)	(37,615)	(20,374)
Taxes and contributions		(10,097)	(5,096)	(3,069)
Depreciation and amortization		(135,528)	(105,061)	(56,822)
Management compensation		(4,620)	(6,737)	(2,318)
Other		(11,639)	(6,518)	(641)

Total		(634,910)	(561,302)	(343,220)

8.	OTHER OPERATING EXPENSES, NET
		Years ended December 31,

		2004	2003	2002

Income:
Late fees and penalties		72,417	33,469	18,230
Recovered expenses		51,647	24,186	4,547
Subsidiaries’ expired dividends		702	4,493	5,397
Other		101,543	16,340	7,976

Total		226,309	78,488	36,150

Expenses:
Reserve for contingencies, net of reversal		(14,322)	(9,415)	(30,813)
Goodwill amortization		(217,307)	(96,111)	-
Ceterp Celular S.A. goodwill amortization		(8,426)	(8,426)	(8,426)
Taxes other than on income		(74,922)	(53,813)	(25,383)
Donations and sponsorship		-	(10,912)	(214)
Amortization of preoperating expenses		(34,153)	(31,663)	-
Other		(36,672)	(13,195)	(11,147)

Total		(385,802)	(223,535)	(75,983)

Other operating expenses, net		(159,493)	(145,047)	(39,833)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

9.	NET FINANCIAL EXPENSES

	Years ended December 31,

	2004	2003	2002

Income:
Financial income	252,497	264,931	73,342
Foreign currency exchange variation	401,005	1,089,457	620,195
Gains on derivative contracts, net	-	-	945,111
PIS/COFINS on financial income	(37,987)	(16,973)	(3,679)

Total	615,515	1,337,415	1,634,969

Expense:
Financial expenses	(703,042)	(876,561)	(347,780)
Monetary/exchange variations	(94,079)	(721,105)	(2,095,611)
Losses on derivatives contracts, net	(913,820)	(873,253)	-

Total	(1,710,941)	(2,470,919)	(2,443,391)

Net financial expenses	(1,095,426)	(1,133,504)	(808,422)

10.	NET NONOPERATING INCOME (EXPENSES)

	Years ended December 31,

	2004	2003	2002

Net gain (loss) on disposal of fixed assets	(45,865)	(18,694)	10,190
Other	(5,319)	(6,964)	(185)

Nonoperating income (expenses), net	(51,184)	(25,658)	10,005

11.	INCOME TAXES

In 2004, 2003 and 2002, the income tax expense was calculated based on the rates in effect of 34% (25% income tax and 9% social contribution tax). Deferred taxes on temporary differences and tax loss carryforwards were calculated based on the rate of 34%.

a.	Components of Income Taxes
	Years ended December 31,

	2004	2003	2002

Current tax benefit (expense)	(350,075)	(109,893)	(670)
Deferred income tax benefit (expense)	23,014	(168,052)	(45,805)

Total	(327,061)	(277,945)	(46,475)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

b.	Reconciliation of Effective Tax Rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for 2004, 2003 and 2002:

	Years ended December 31,

	2004	2003	2002

Income (loss) before taxes	168,439	(104,540)	(1,094,286)
Tax income (expense) at combined statutory rate	(57,269)	35,544	372,057

Permanent additions:
Nondeductible expenses	(13,981)	(6,357)	(3,023)
Other additions	(1,068)	(2,531)	(1,829)
Equity in losses of unconsolidated subsidiaries	-	-	(302,840)

Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	13,545	32,003	-
Other exclusion	9,339	-	3,036
Tax loss and unrecognized temporary differences (i)	(277,627)	(336,604)	(113,876)

Tax expense	(327,061)	(277,945)	(46,475)

(i)	The Company has not recognized these deferred income tax benefits as it is not “more likely than not” that these benefits will be realized.

	c.	Composition of Deferred Income tax Assets

Deferred income tax assets based on temporary differences are comprised of the following:

	2004	2003

Tax credit recorded on corporate restructuring (Note 34)	985,155	642,272
Merged TCO tax credit	-	21,943
Provision/ accrual for:
Inventory obsolescence	8,388	8,005
Contingencies	74,842	59,125
Doubtful accounts	42,688	31,628
Derivative transactions	4,602	7,211
Other	63,069	41,829
Tax loss carryforwards	158,537	157,817

Total deferred taxes	1,337,281	969,830

Current	237,924	351,648
Noncurrent	1,099,357	618,182

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

	a)	Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in two years.

	b)	The merged tax credit consists of net balance of goodwill and provision to maintain the integrity of shareholders’ equity (Note 34) and is realized as the goodwill is amortized, over a period of between five and ten years.

	c)	Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

12.	CASH AND CASH EQUIVALENTS

	2004	2003

Cash and banks	111,324	94,800
Temporary cash investments	1,069,531	1,064,049

Total	1,180,855	1,158,849

Temporary cash investments refer principally to bank certificate deposits which are indexed to the interbank deposit rates.

13.	TRADE ACCOUNTS RECEIVABLE, NET

The composition of accounts receivables is as follows:

	2004	2003

Billed amounts	707,609	447,387
Interconnection	389,021	353,272
Products sold	374,184	343,354
Unbilled amounts from services rendered	182,690	204,302
Provision for doubtful accounts	(169,685)	(135,841)

Total	1,483,819	1,212,474

Current	1,483,819	1,212,474

There are no customers who contribute more than 10% of accounts receivable, net at December 31, 2004 and 2003, except for amounts receivable from Telecomunicações de São Paulo S.A. - TELESP, which represent approximately 11% and 15% of trade accounts receivable, net at December 31, 2004 and 2003, respectively.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Changes in the provision for doubtful accounts were as follows:

	2004	2003	2002

Beginning balance	135,841	120,135	103,642
Provision for doubtful accounts charged to selling expense	183,508	85,460	68,329
Effects of acquisition	-	29,597	10,302
Write-offs	(149,664)	(99,351)	(62,138)

Ending balance	169,685	135,841	120,135

14. INVENTORIES
		2004	2003

Digital handsets		460,674	167,100
Accessories		26,567	19,184
Reserve for losses		(30,731)	(28,988)

Total		456,510	157,296

15. RECOVERABLE TAXES

		2004	2003

Prepaid/ Recoverable income and social contribution taxes		303,217	229,481
Withholding income tax		220,945	116,216
Recoverable ICMS (State VAT)		245,447	140,536
Recoverable PIS and COFINS (taxes on revenue) and other		140,171	2,679

		909,780	488,912
ICMS on sales to be recognized		21,055	30,635

Total		930,835	519,547

Current		633,357	244,097
Noncurrent		297,478	275,450

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are by law only available for offset over a period of 48 months.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

16.	PREPAID EXPENSES

	2004	2003

FISTEL fees	103,422	49,223
Financial charges	4,034	7,142
Commercial incentives	8,689	13,123
Advertising	63,085	35,239
Rentals	9,323	9,222
Other	4,801	3,078

Total	193,354	117,027

Current	157,235	92,689
Noncurrent	36,119	24,338

17.	OTHER ASSETS

	2004	2003

Subsidies on handset sales	55,596	22,448
Advance to affiliate for purchase of shares	15,584	44,461
Credits with suppliers	23,518	49,491
Escrow deposits	76,501	27,964
Advances to employees	4,865	5,695
Other	17,976	6,522

Total	194,040	156,581

Current	119,536	82,155
Noncurrent	74,504	74,426

18.	DERIVATIVES

The Company’s foreign-currency loans are denominated in U.S. dollars and Euros and are translated at the exchange rates prevailing at December 31, 2004 and 2003, as follows:

	2004	2003

Exchange rate of R$ per U.S. dollar	2.6544	2.8892
Exchange rate of R$ per Euro	3.6195	3.6506
Exchange rate of R$ per Yen	0.025935	0.027011

The forward and swap contracts described below were entered into in order to mitigate exposure of the Company to foreign exchange variations.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

		Notional amount Buy (Sell) (thousands)		Forward swap / Exchange rate	Current assets Book value on December 31		Noncurrent assets Book value on December 31		Current liability Book value on December 31		Noncurrent liability Book value on December 31
Issuance	Maturity
date	data	2004	2003	2004	2004	2003	2004	2003	2004	2003	2004	2003

02/10/2001	28/03/2005			R$2.3628
Through	Through			Through
29/12/2004	15/07/2011	US$666,264	US$262,714	R$3.6227	-	-	-	109	202,421	45,343	153,835	27,536
27/11/2003	17/05/2005			R$0,026739
Through	Through			Through
27/05/2004	12/08/2005	¥2,973,209	¥11,363,024	R$0,026984	-	-	-	635	14,319	-	-	3,534
22/01/1999	26/09/2006	US$280,000	US$580,000	R$1.23	-	484,693	385,297	443,344	-	-	-	-
09/09/2000	24/09/2004	-	US$(300,000)	-	-	-	-	-	-	191,760	-	-
27/07/2001	27/07/2004
Through	Through
05/12/2001	29/11/2004	-	€416,050	-	-	504,742	-	-	-	-	-	-
Short-term
contracts		R$1,510,000	-	R$1.0	7,803	-	-	-	-	-	-	-
				R$2.685
Short-term				through
contracts		US$110,969	US$586,600	R$3.0284	-	-	-	-	39,649	167,362	-	-
				R$3.506
Short-term				through
contracts		€25,137	€22,000	R$3.73	-	4,788	-	-	5,668	-	-	-
Short-term
contracts		¥3,854,159	-	R$0.025946	-	-	-	-	4,143	-	-	-

Total					7,803	994,223	385,297	444,088	266,200	404,465	153,835	31,070

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Gains and losses on forward and swap contracts are recorded as part of net financial expenses.

During 1998 and 1999, the Company entered into long-term forward contracts in the total amount of US$580,000 thousands that mature from September 2004 through September 2006. The contracts stipulate semi-annual payments of premiums of 7% to 20% (annual rates) during the initial year, and 35% to 38% of the CDI rate in subsequent years, based on the notional amount contracted. On December 31, 2004 and 2003, the CDI rate was 17.4% and 16.27%, respectively, per year. These contracts were entered into with fixed exchange rates ranging from R$1.18 to R$1.23 per US$1.00. At December 31, 2004 the net settlement value of the remaining outstanding forward contract was R$385,297 (R$928,037 at December 31, 2003), which represents unrealized gain. In addition, accrued and unpaid premiums in the amount of R$11,773 and R$27,857, respectively, are recorded in the balance sheet as part of the current liabilities at December 31, 2004 and 2003. Amortization of premiums amounted to R$54,012, R$150,703, and R$119,734, respectively, for the years ended December 31, 2004, 2003 and 2002. The settlement of a portion of these contracts in 2004 resulted in a realized gain of R$6,824.

During 2000, the Company sold options to purchase US$ 300,000 thousands at a fixed rate of R$ 2.25 to US$1.00 that matured on September 24, 2004. The unrealized loss on these contracts was R$191,760 at December 31, 2003. The premium received for these options was being amortized on a straight-line basis over the life of the contract. The unamortized premium was R$8,959 at December 31, 2003 and is included as a component of other liabilities in the balance sheet (Note 27).

At December 31, 2003, the Company had outstanding foreign currency interest rate swaps with notional amounts of € 416,050 thousands, which matured in July and November 2004. These swaps required payments of interest at a weighted average interest rate of 103.55% of CDI over/under EURIBOR + 3.50% at a weighted average fixed exchange rate of €2.47 per R$1.00. The carrying value of these swaps, representing unrealized gains, was R$504,742 at December 31, 2003.

At December 31, 2004 and 2003 the Company had long term foreign currency swaps with notional amounts of US$666,264 thousands and US$262,714 thousands to cover loans maturing from 2005 through 2011. These swaps require payment of interest at an average rate of 104 % and 97% of CDI, in 2004 and 2003, respectively, against the right to receive an average fixed rate of 5% and 5.6% per annum, in 2004 and 2003, respectively, in U.S. Dollar terms. The net carrying value of these swaps at December 31, 2004 and 2003 was a liability of R$356,256 and R$72,770, respectively.

Additionally, at December 31, 2004 the Company had short term foreign currency swaps with notional amounts of US$110,969 thousands, €25,137 thousands and ¥3,854,159 thousands to cover short-term loans maturing in 2005. These swaps require payment of interest at an average rate of 104% of CDI against the right to receive an average fixed rate of 2.47% per annum in U.S. Dollar terms. The net carrying value of these swaps at December 31, 2004 and 2003 was a liability of R$49,460 and R$162,574.

At December 31, 2004 the Company has also short term variable to fixed interest rate swap contracts with notional amount of R$1,510,000 to reduced its exposure to CDI variation.

Additional information on derivative contracts is included in Note 32.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

19.	INVESTMENTS

	a)	Investments in subsidiaries
		December 31, 2004

		Common	Preferred
		Stock	Stock	Total
	Investee	interest (%)	interest (%)	interest (%)

	Telesp Celular S.A	100	-	100
	Global Telecom S.A.	100	100	100
	Tele Centro Oeste Celular Participações S.A.	90.22	32.76	51.42

		December 31, 2003

		Common	Preferred
		Stock	Stock	Total
	Investee	interest (%)	interest (%)	interest (%)

	Telesp Celular S.A	100	-	100
	Global Telecom S.A.	100	100	100
	Tele Centro Oeste Celular Participações S.A.	90.73	-	29.31

b)	Number of shares held

	December 31, 2004

	In thousands

Investee	Common	Preferred	Total

Telesp Celular S.A	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	111,583,150	84,252,534	195,835,684

	December 31, 2003

	In thousands

Investee	Common	Preferred	Total

Telesp Celular S.A	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	109,462,233	-	109,462,233

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

c)	Information on subsidiaries

					Net income	Net income
					(loss) for	(loss) for
			Shareholders’	Shareholders’	the year	the year
			equity -	equity -	ended	Ended
		Investee	Dec. 31 2004	Dec. 31 2003	Dec. 31 2004	Dec. 31 2003

		Telesp Celular S.A	2,966,517	3,417,322	461,685	495,172
		Global Telecom S.A.	1,111,313	795,455	(180,348)	(436,020)

		TCO	2,441,502	1,556,086	507,051	328,203	(a)

(a)	Refers to the net income of the period from may through December of 2003.

	d)	Components and changes

The investment balance of the holding company includes the equity interest in direct subsidiaries, goodwill, advance for future capital increase and provision for loss in investment, as well as other investments pursuant to the table below:

	Consolidated

	2004	2003

Goodwill recorded on acquisitions	2,498,874	2,740,632
Advance for future capital increase	5,704	-
Reserve for investment losses (i)	(449,615)	(449,615)

Total	2,054,963	2,291,017

(i)	As a result of operating losses incurred by GT and its high level of indebtedness, TCP recognized a reserve for losses on investments.

Changes in investment balances for the years ended December 31, 2004 and 2003 are as follows:

	TCP

	2004	2003

Investments, net of reserve for loss - beginning of the year	2,291,017	722,693
Goodwill paid on investment acquisitions	487,881	1,656,127
Amortization of goodwill paid on investment acquisitions	(217,307)	(96,111)
Advance for future capital increase	5,704	-
Transfer of tax benefit of goodwill to TCO	(511,061)	-
Effects of acquisition of TCO	-	7,910
Other	(1,271)	398

Investments, net of reserve for loss - end of the year	2,054,963	2,291,017

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

The goodwill determined in GT acquisition, in the amount of R$1,077,020, will be amortized over ten years based on the estimated future profitability as of generation of positive results anticipated for 2005.

TC holds interest in Telesp Celular International Ltd. and Telesp Celular Overseas, located abroad, in order to obtain and onlend funds by means of international loans.

On March 30, 2004, TCP increased its interest in TCO capital stock, using a portion of the advance for future capital increase. The minority interest in such capital increase resulted in a cash reimbursement to TCP in the amount of R$1,132 which was paid by the minority shareholders.

On May 31, 2004, the tax benefit resulting from the goodwill paid for acquisition of TCO was transferred to TCO and its subsidiaries. Consequently, R$510,790 (net of loss in interest of R$271) was transferred to TCO as an advance for future capital increases, provided that shares will be issued to TCP upon realization of the related tax benefit by TCO and its subsidiaries. The remaining goodwill, in the amount of R$992,060, was recorded as future earnings and will be amortized over five years.

On October 8, 2004, TCP acquired 32.76% of the preferred shares of TCO for R$901,502 increasing the total interest in TCO from 29.30% to 51.42%.

20.	PROPERTY, PLANT AND EQUIPMENT, NET

	a.	Composition

	2004			2003

		Accumulated	Net book	Net book
	Cost	depreciation	Value	Value

Transmission equipment	4,168,519	2,633,789	1,534,730	1,679,314
Switching equipment	1,705,315	801,442	903,873	794,989
Infrastructure	1,304,446	534,531	769,915	788,232
Land	48,264	-	48,264	47,937
Software use rights	1,214,080	675,404	538,676	548,158
Buildings	171,236	34,921	136,315	136,065
Handsets(i)	368,060	241,712	126,348	67,827
Concession license	976,477	434,028	542,449	607,890
Other assets	429,917	218,519	211,398	158,264
Construction in progress	791,036	-	791,036	412,167

Total	11,177,350	5,574,346	5,603,004	5,240,843

(i) Handsets on loan to customers. On January 1, 2003, the Company changed its estimate of the useful life of handsets from 36 months to 18 months, to better reflect the impact of the usage of these assets. The effect of this reduction in 2003 represented an increase in depreciation expense of R$34,854, compared to the previous year.

In 2004 and 2003, the Company capitalized financial charges on property and work in progress in the amount of R$6,761 and R$1,655, respectively. In 2002, the Company did not capitalize financial expenses since construction in progress was internally financed.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

b.	Depreciation Rates

The useful lives of property, plant and equipment are as follows:

		Useful lives

		2004	2003	2002

Automatic switching equipment		5 to 10	8 to 10	10
Transmission and other equipment		5 to 10	7 to 10	10
Buildings		25 to 35	25 to 35	35
Other assets		1.5 to 35	1.5 to 35	5 to 35

c.	Rentals of land

The Company rents equipment and premises through a number of operating leases agreements that expire at different dates. Total annual rent expense under these agreements was R$86,886, R$130,922 and R$85,863 for the years ended December 31, 2004, 2003 and 2002, respectively. Rental commitments, related primarily to facilities, including the future minimum rental payments, are as follows:

Year ending December 31,
2005	68,193
2006	55,105
2007	47,373
2008	39,025
2009 and thereafter	184,152

Total minimum payments	393,848

In addition, the Company entered into a lease agreement with Telecomunicações de São Paulo S.A. - TELESP, a related party, in the total annual amount of R$14,609, including costs of certain equipment used to provide telecommunication services, such as electricity and air conditioning system

21.	GOODWILL ON MERGED SUBSIDIARY, NET

	2004	2003

Cost	84,265	84,265
Accumulated amortization	(34,408)	(25,982)

Total	49,857	58,283

The amount of goodwill is being amortized using straight-line method over a ten-year period, based on the expected future profitability of Ceterp Celular, the acquired company.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

22.	DEFERRED ASSETS, NET
		Annual amortization rate - %	2004	2003

Pre-operating costs:
Amortization of licenses		10.00	80,496	80,496
Financial expenses		10.00	201,131	201,131
General and administrative expenses		10.00	71,624	71,624

			353,251	353,251
Goodwill (commerce locations)		(*)	15,092	12,109
Other		20.00	154	-

			368,497	365,360
Accumulated amortization:
Pre-operating expenses			(186,813)	(149,935)
Goodwill (commerce locations)			(7,677)	(5,186)

Total, net			174,007	210,239

(*) In accordance with the term of the agreement.

23.	PAYROLL AND RELATED ACCRUALS
	2004	2003

Wages and salaries	48,100	36,295
Accrued vacation and social security charges	30,681	28,680
Accrued benefits	5,355	4,090

Total	84,136	69,065

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

24.	TRADE ACCOUNTS PAYABLE
	2004	2003

Suppliers	1,338,755	1,100,516
Interconnection	80,531	58,082
Amounts payable to long distance operators – SMP (i)	255,380	140,935
Other	29,817	33,865

Total	1,704,483	1,333,398

(i) Refers to long-distance services to be passed on to the operators due to the migration to SMP (Note 1).

25.	TAXES PAYABLE
		2004	2003

	State VAT (ICMS)	368,593	281,648
	Income tax withheld at source	28,826	3,544
	Taxes on revenue (PIS and COFINS)	78,412	51,637
	FISTEL fees	20,081	73,409
	FUST and FUNTTEL	4,470	3,902
	Other taxes	32,325	13,079

	Total	532,707	427,219

	Current	343,366	254,378
	Noncurrent	189,341	172,841

The noncurrent portion refers to: (a) R$171,276 ICMS (Sate VAT) - “Programa Paraná Mais Emprego” resulting from the covenant with the Government of Paraná State concerning the postponement for payment of the ICMS. This covenant sets forth that the ICMS maturity date will occur in the 49th month following that in which the ICMS was determined.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

26.	LOANS AND FINANCING

	a.	Composition of Debt
Description	Currency	Annual interest	Maturity date	2004	2003

Financial institutions:
Finimp	US$	4.78% to 14.06%	01/2004 to 03/2004	-	105,880
Compror	US$	3.4% to 4%	02/2004	103,841	18,818
BNDES	URTJLP	TJLP + 3.5% to
		4,6% (*)	01/2004 to 01/2008	366,537	635,670
BNDES	UMBND	3.5% to 4.6%	01/2004 to 01/2008	74,981	78,625
BNDES	R$	100% Selic		152,377	-
Resolutions No. 2770	US$	3% to 16.83%	02/2004 to 11/2005	1,738,126	1,615,545
Resolution No. 63		¥1.3% a 1.4%	02/2005 to 05/2005	177,068	306,927
Export Development		3.90% to 5.0% +
Corporation -	US$	Libor	11/2005 to 12/2006	71,158	125,509
Floating rate notes	US$	6.75%	12/2004		433,380
Debentures	R$	104.4% of CDI	08/2008	500,000	506,750
Commercial Paper	US$	6.3% a 6.55%	09/2007 to 12/2007	238,896	-
Promissory Notes	R$	101.6% of CDI		1,000,000	-
Brazilian short term financing	US$	Libor + 2% to 7%	05/2004	-	29,705
ICMS – Teleproduzir (i)	R$	0.02%	31/07/2012	15,159	9,972

Suppliers:
NEC do Brasil	US$	7.30%	05/2004 to 11/2005	7,192	15,657
Affiliated companies:
Commercial paper	US$	1.825%+Libor	07/2004	318,528	346,704

Resolution No. 4131	US$	13.25%	09/2007 to 12/2007	-	260,028
Floating rate notes		€7.0% + Euribor	11/2004	-	1,518,830

Investment acquisition - TCO	R$	2 to 4.5% p.a. +
		108% to 110% of CDI		53,484	149,858
Other	R$	Column 20 FGV	31/10/2008	1,523	1,845

Accrued interest				144,302	129,461

Total				4,963,172	6,289,164

Current				2,897,003	3,993,316
Noncurrent				2,066,169	2,295,848
(*) In the event that the long-term interest rate (TJLP) exceeds 10% p.a., the spread increases to 6%.

(i) Refers to the long-term installment of the tax liability resulting from the Programa Teleproduzir program with the Government of Goiás State relating to the payment of the ICMS. This program enable the Company to pay ICMS in 84 monthly installments, with a grace period of 12 months from the program closing date which occurred in July 2004.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

a)	Repayment schedule

The long-term portion of loans and financing matures as follows:

2004

2006	890,853
2007	584,457
2008	527,812
2009	24,358
2010 and thereafter	38,689

Total	2,066,169

b)	Restrictive covenants

GT entered into a loan agreement with “Banco Nacional de Desenvolvimento Econômico e Social -BNDES”, whose balance on December 31, 2004 was R$304,305. Such loans and financing have restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and capitalization ratio. As of the date of the consolidated financial statements, the Company was in compliance with all covenants. Furthermore, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures.

TCO entered into a loan agreement with BNDES and Export Development Canada - EDC, whose balances on December 31, 2004 were R$137,213 and R$71,158, respectively. Such loans and financing have restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and liquidity ratio. As of date of the consolidated financial statements, the Company was in compliance with all covenants. Furthermore, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures.

c)	Guarantees

TC’s loans and financing in local currency includes R$152,377 at December 31, 2004, which represent liabilities to BNDES and are secured by customer receivables.

GT loans and financing amounting to R$304,305 are guaranteed by accounts receivable, of which up to 140% of the monthly installments may be used.

TCO guarantees comprise the following:

Banks	Guarantees

BNDES - TCO operators	15% of receivables and Bank Deposit Certificated - CDB’s equivalent to the amount of next installment payable.

BNDES NBT

100% of receivables and CDB’s equivalent to the amount of next installment payable during the first year and Bank Deposit Certificated - CDB’s equivalent to two installments payable in the remaining period.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

27.	OTHER LIABILITIES

	Consolidated

	2004	2003

Premium on sale of call option (i)	-	8,959
Accrual for customer loyalty program (ii)	8,394	8,494
Liabilities with customers	-	10,108
Other	39,289	546

Total	47,683	28,107

Current	8,763	27,561
Noncurrent	38,920	546

(i)	In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on December 15, 2004. The premium received is being amortized to income over the life of the contracts, on an accrual basis.

(ii)	TC, GT and TCO have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon return of handsets by customers, the reserve is reduced.

28.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	2004	2003

Tax	148,849	147,721
TELEBRÁS – Claim	113,062	94,931
Labor and civil	57,819	36,975

Total	319,730	279,627

Current	124,296	126,145
Noncurrent	195,434	153,482

The changes in the reserve for contingencies are as follows:

	2004	2003	2002

Beginning balance	279,627	136,865	109,508
Additional provision, net of reversals	14,322	9,415	30,813
Monetary variation	30,631	29,618	-
Payments, net of reclassifications	(4,850)	(3,147)	(14,935)
Effects of acquisitions	-	106,876	11,479

Total	319,730	279,627	136,865

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

28.1- Tax Claims

28.1.1- Probable losses

a)	State VAT (ICMS)

The subsidiary Global Telecom, based on the opinion of its legal counsels, reserved an amount of R$1,088, concerning ICMS delinquency notices.

b)	Social Contribution on Billing (COFINS)

The subsidiary Telesp Celular has been notified taking into account the offset of COFINS in January and February 2000 against credits resulting from the surplus of 1/3 of COFINS collected in 1999, after the offset against Social Contribution on Net Income (CSLL). At December 31, 2004 and 2003, the provision amounted to R$14,887 and R$ 23,276, respectively.

c)	National Institute of Social Security (INSS)

The indirect subsidiary NBT, based on the opinion of its legal counsel and tax consultants, recognized a provision in the amount of R$1,445, on December 31, 2004 , for Delinquency Notices issued by INSS, which have been challenged by NBT.

28.1.2- Possible losses

Based on the opinion of its legal counsels, Management believes that settlement of the following issues shall not represent a relevant adverse affect on its financial situation and, therefore, except for item b below, it did not recognize any provision in the financial statements as of December 31, 2004.

a)	State VAT (ICMS)

The subsidiaries Global Telecom, TCO and the indirect subsidiaries NBT, Teleacre, Telems and Telegoiás received delinquency notices amounting to R$23,992, which main objects are: (i) ICMS on certain services unrelated to telecommunication services; (ii) ICMS on international calls, originated in Brazil; (iii) lack of proportional reversal of ICMS credit concerning permanent assets used to provide communication services and/or outflow of exempted or nontaxable goods; (iv) ICMS on gratuitous provision of telecommunication services, characterized by credit gifts to be used in prepaid service plan; (v) noninclusion in ICMS tax basis of the fine and delay interest charged to defaulting customers; (vi) alleged noncompliance with accessory obligations; and (vii) others related to goods sold.

b)	PIS and COFINS (taxes on revenue)

On November 27, 1998, Law No. 9,718 changed the calculation of PIS and COFINS, as follows: (i) increased COFINS rate from 2% to 3%; (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the CSLL; and also, (iii) indirectly increased COFINS and PIS payable by subsidiaries, establishing the inclusion of in COFINS and PIS tax basis.

In the opinion of the Company’s legal counsel, this increase is nonconstitutional, since: (i) article 195 of the Brazilian Constitution, in force upon publication of Law No. 9,718/98, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; and (iii) the period of 90 days as of publication to enforce the law failed to be observed.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

TCP and TC have been awarded favorable judicial decision at lower court, confirming the injunction authorizing the exclusion of surplus revenue from PIS and COFINS tax basis, as well as collection of COFINS at a rate of 2%.

At the appellate court the mentioned decision has been reversed, thus, the injunction was repealed. Accordingly, the TC recognized a reserve in 2004 and made a deposit in court in the amount of R$9,529, exclusively for the rate increase of February and March 2000.

In connection with the claim to include other income in PIS and COFINS, management recognized a reserve of relevant amounts, equivalent to: TCP: R$58,987, of which R$54,559 refers to COFINS and R$4,428 to PIS; and TC: R$53,388, of which R$47,243 refers to COFINS and R$6,145 to PIS.

TCO petitioned a writ of mandamus challenging the legality of the requirements provided for in Law No. 9,718/98, and, with the purpose of suspending the credit liability, the amounts determined have been recognized and a deposit in court has been made amounting to approximately R$9,525.

Global Telecom also challenged the change introduced by Law No. 9,718/98, however, taking into account that no injunction has been awarded, it made a deposit in court in the corresponding amounts.

In view of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company now includes other income in PIS and COFINS tax base.

c)	Tax on Services (ISS)

The indirect subsidiary NBT received a delinquency notice issued by the Municipality of Boa Vista, in which the ISS payment on related services (detailed account, choice of a specific line, line replacement, line transfer, call waiting, conference, call identification, call blocking, contract transfer, temporary transfer - follow-me), for the period from October 2000 to May 2002. The amount of this contingency, at December 31, 2004, is equivalent to R$543.

The indirect subsidiary Telems received a delinquency notice similar to that of NBT issued by the Municipality of Campo Grande (MS) concerning to the period from May 1998 to March 2001, whose amount, at December 31, 2004, is equivalent to R$370.

Likewise, the indirect subsidiary Telemat received a delinquency notice in the amount of R$295.

d)	Corporate Income Tax (IRPJ)

The indirect subsidiary Telems received a delinquency notice in the amount of R$2,529, in which the amount paid to FINOR throughout civil year 1998 was not recognized as utilization of tax payable in tax incentive, but as utilization in own resources and/or voluntary subscription, which, therefore, became liability as for tax income purposes, pursuant to article 4 of Law No. 9,532/97. The legality of such notice has been challenged by Telems.

e)	Increase in tax basis

The subsidiary Telesp Celular received delinquency notices (cases No. 19515.000701/2003-28 and No. 19515.000699/2003-97) in the amount of R$2,196 (PIS - R$391, and COFINS - R$1,805), due to the increase in PIS and COFINS taxes introduced by Law No. 9,718/98. The mentioned delinquency notices have been challenged by the holding company at administrative level.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

f)	CIDE

The Company filed lawsuits challenging the incidence of CIDE – Contribuição de Intervenção no Domínio Econômico on the remittances of values for the payment of technology transference contracts, technical assistance contracts, trademark licensing contracts and software licenses, pursuant to Law 10.168/2002, owed to suppliers with headquarters outside of Brazil.

Based on the opinion of the external legal counsel, Management believes that the resolution of this issue will not have a material adverse financial effect to the company. Nevertheless, the chances of an unfavorable decision in these cases are possible.

28.1.3- Remote losses

a)	ICMS

In June, 1998, the CONFAZ (Conselho Nacional de Política Fazendária) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

The Company believes the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively.

Based on the opinion of external legal counsel and on precedents from the Tribunal Superior de Justiça, the Company does not expect significant losses arising from this matter. The chances of an unfavourable decision on this case are remote. Therefore, no provision was made for the application of the ICMS tax on cellular activation. Moreover, the Company believes that the Predecessor Companies would be liable for any tax liability arising from the retroactive application.

b)	PIS and COFINS

The Company together with other telecommunications carriers, is defendant in a lawsuit brought by the federal public prosecutor’s office challenging its policy of passing the COFINS and PIS costs on to customers by incorporating them into rates charged.

The Company is contesting the lawsuit on the grounds that the COFINS and PIS are cost components of the services provided to customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry.

The Company believes that there is a high probability of success in challenging this claim, being the chances of an unfavourable decision remote.

28.2- Labor and civil

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses. In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$34,560 for civil claims and R$32,009 for labor claims

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

28.2.1- Probable losses

a)	Litigation Relating to Telebrás Loans

Tele Centro Oeste has filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás, Telebrás and KPMG (the auditors for the transaction that broke-up Telebrás, regarding the distribution of debts and credits of former Telebrás loans, after its breakup.

In response to the lawsuit filed against it, Tele Centro Sul filed two counter-suits in October 1999 against Telebrasília and Telegoías seeking payment of the Telebrás loans in the amount of R$ 41.3 million from Telebrasília and R$ 24.2 million from Telegoías.

The lawsuit filed by Tele Centro Oeste against Tele Centro Sul, Telebrás and KPMG, was dismissed. In the other two lawsuits, filed by Tele Centro Sul against Telebrasília and Telegoías the court ruled partially in favor of Tele Centro Sul. In the Court of Appeals of the Federal District, TCO’s, Telebrasília’s and Telegoías’ appeal was denied. Tele Centro Sul’s appeal was granted.

Although another appeal has been filed in the Court of Special Appeals, a final decision unfavorable to TCO with respect to payment by Telebrasília and Telegoías to Tele Centro Sul, is probable. However, on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criteria of indexation of the outstanding balances.

28.2.2- Possible losses

a)	Litigation Related to Tax Credits

Telesp Celular Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against Telesp Celular Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although the Company believes that the restructuring was implemented in accordance with Brazilian law. Based on the opinion of external legal counsel the likelihood of an unfavorable outcome with respect to this claim is possible. The Company would be required to pay all the taxes that were offset against goodwill. The Company is unable to determine at this time the extent of any potential liabilities related to this claim.

b)	Litigation Related to the Ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Indústria Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624–9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency –INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624–9 was suspended by a federal judge in the State of São Paulo in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. The Company believes based on the opinion of external legal counsel that the likelihood of an unfavorable outcome with respect to Luna’s claim against the Company is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

c)	Litigation Related to the Validity of the Minutes in the Prepaid Plans

Telesp Celular Participações, Telesp Celular S.A., Global Telecom S.A., Telegoiás, NBT and Teleron S.A., together with other Brazilian mobile telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.

Despite a few conflicting decisions, based on the opinion of external legal counsel, the Company believes that the criterium for imposing the deadline is in strict compliance with Anatel’s rules and the chances of an unfovarable decision in this case is possible.

28.2.3- Remote losses

a)	Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás, the Company´s legal predecessor, is a defendant in a number of legal proceedings and is subject to certain claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the resulting companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Company or one of the other resulting companies incorporated as a result of the breakup of Telebrás. Management believes that the chances of any of these claims materializing and having a material adverse financial effect on the Company´s financial statements are remote.

b)	Litigation Related to the Breakup of Telebrás

The legality of the breakup of Telebrás was challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company´s business or financial condition and that the chances of any of these claims succeed is remote.

c)	Litigation Relating to the Charging of a Subscription Tariff

Global Telecom S.A. and Telegoiás, together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law.

Based on the opinion of the external legal counsel, the Company believes that the possibility of an unfavorable decision in this lawsuit is remote, given that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

29.	LEASES OF TELECOMMUNICATION EQUIPMENTS

TC and TCO have leasing agreements. The expenses recorded in 2004 were R$17,678 (R$30,163 in 2003). The amount to be paid as a result of such agreements adjusted at the exchange rate in force on December 31, 2004 is R$617 (R$16,181 in 2003). The balance will be paid in monthly, bimonthly and quarterly installments up to June 2005.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

30.	PENSION AND POST-RETIREMENT BENEFIT PLANS

At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits (the so called PBS) and a multi-employer post-retirement health-care plan (the so called PAMA). Under the PBS and PAMA plans, the Company made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from the Company. Employees hired since January 1999 are not members of Sistel.

Before December 1999, the Sistel plans covered the employees of the former Telebrás System and the Company was contingently liable for all of the unfunded obligations of the plans. In January 2000, the Company and the other companies that formerly belonged to the Telebrás system agreed to divide the existing Sistel plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the Sistel plan. For the Company was created the PBS Telesp Celular and PBS TCO Plan. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Sistel plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Sistel plan sponsors will continue with respect to retired employees who will necessarily remain members of the Sistel plan (PBS-A and PAMA plans).

In 2000, the Companies established the Plano TCP Prev and TCO Prev, new private pension plans. Unlike Sistel’s defined benefits plan, the TCP Prev and TCO Prev calls for defined contributions by the operating subsidiaries, as sponsors, and the employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. As of December 31, 2004, approximately 39.1% and 99% of Company’s employees were members of the TCP Prev and TCO Prev, respectively. The Company and its subsidiary continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

The contributions to PBS Telesp Celular and PBS TCO Plan are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil. The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12% are allocated to PBS Telesp Celular e PBS TCO Plan plan cost and 1,5% to PAMA.

The contributions of the Companies to TCP Prev and TCO Prev are equal to participants’, ranging between 1% and 8% on participation salary, pursuant to the percentage chosen by participant.

During 2004, the subsidiaries made contributions do PBS Telesp Celular and PBS TCO Plan in the amount of R$6 (R$5 in 2003) and R$3 (R$4 in 2003), respectively and to TCP Prev and TCO Prev R$2,933 (R$2,850 in 2003) and R$1,079 (R$1,355 in 2003) respectively.

As of December 31, 2001, the Company chose to recognize actuarial liabilities pursuant to CVM Resolution 371, of December 13, 2000, directly in shareholders’ equity, net of any corresponding tax effect. On December 31, 2004 and 2003, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year. The projected unit cost method was used for actuarial appraisal of the plans, which relevant assets are positioned on November 30, 2004 and 2003, respectively. For multi-sponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the company in relation to the aggregate actuarial liability of the plan.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

During the year ended on December 31, 2004, the Company recognized pro rata the estimate actuarial cost for year 2004, with the reversal of R$358 relating to these costs.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004, in addition to other information required by CVM Resolution 371 on such plans.

Plan	2004	2003

TCP Prev	-	-
TCO Prev	-	2,471
PAMA	358	716

Total	358	3,187

a)	Reconciliation of funded status

	2004

	TCP	TCO	PAMA		PBS-A
	Prev	Prev	(i)	PBS - (ii)	(ii)

Benefit obligation	1,725	40,545	1,427	10,432	9,230
Fair value of plan assets	(3,644)	(41,635)	(1,069)	(11,637)	(12,003)

Funded status	(1,919)	(1,090)	358	(1,205)	(2,773)

	2003

	TCP	TCO	PAMA		PBS-A
	Prev	Prev	(i)	PBS - (ii)	(ii)

Benefit obligation	1,557	36,143	1,642	9,971	8,874
Fair value of plan assets	(1,857)	(33,672)	(926)	(10,661)	(10,602)

Funded status	(300)	2,471	716	(690)	(1,728)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multiemployer plans - PAMA and PBS-A.

(ii)	Although TCP Prev, PBS and PBS-A show a surplus, on December 31, 2004, no assets were recognized by sponsors due to the legal impossibility to reimburse said surplus, in addition to the nonexistence of a possible reduction of sponsor’s contribution.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

b)	Net periodic cost for the year

	TCP	TCO	PAMA
	Prev	Prev	(i)	PBS	PBS-A

Service cost	240	1,254	9	9	-
Interest cost	175	4,034	182	1,083	663

Total	415	5,288	191	1,092	663

c)	Change in accrued cost

	TCP	TCO	PAMA
	Prev	Prev	(i)

Accrued cost as of December 31, 2002	773	-	977
Acquisition of TCO	-	54	10
Net periodic cost	564	4,879	206
Recognition of actuarial gains for the year	(1,637)	(1,107)	(69)
Adjustment for allowed deferral – unrecognized actuarial gains (losses)	-	-	(407)
Sponsor's contributions for the year	-	(1,355)	(1)

Accrued cost as of December 31, 2003	(300)	2,471	716

Recognized actuarial losses (gains)	(1,619)	(7,770)	(445)
Expenses for 2004	-	5,288	88
Sponsor's contributions for the year	-	(1,079)	(1)

Accrued cost as of December 31, 2004	(1,919)	(1,090)	358

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d)	Change in Benefit obligation

	TCP	TCO	PAMA	PBS –	PBS-
	Prev	Prev	(i)	(ii)	A (ii)

Benefit obligation as of December 31, 2002	2,357	-	1,097	6,585	5,212
Acquisition of TCO	-	31,505	655	826	2,524
Service cost	357	1,343	11	87	-
Interest cost	265	3,536	195	809	841
Benefits paid for the year	-	(232)	(72)	(881)	(650)
Actuarial (gains) losses for the year	(1,422)	(9)	(244)	2,545	947

Benefit obligation as of December 31, 2003	1,557	36,143	1,642	9,971	8,874
Service cost	240	1,254	9	9	-
Interest cost	175	4,034	182	1,083	963
Benefits paid for the year		(527)	(85)	(820)	(733)
Actuarial (gains) losses for the year	(247)	(359)	(321)	189	126

Benefit obligation as of December 31, 2004	1,725	40,545	1,427	10,432	9,230

e)	Change in plan assets

	TCP	TCO	PAMA	PBS –	PBS-A
	Prev	Prev	(i)	(ii)	(ii)

Fair value of plan assets as of December 31, 2002	628	25,225	776	10,287	9,725
Benefits paid for the year	-	(232)	(72)	(881)	(650)
Sponsor’s contributions for the year	-	1,355	1	15	-
Return on plan assets for the year	1,229	7,324	221	1,240	1,527

Fair value of plan assets as of December 31, 2003	1,857	33,672	926	10,661	10,602
Benefits paid for the year	-	(527)	(85)	(820)	(733)
Sponsor’s contributions for the year	-	1,079	1	9	-
Return on plan assets for the year	1,787	7,411	227	1,787	2,134

Fair value of plan assets as of December 31, 2004	3,644	41,635	1,069	11,637	12,003

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

f)	Estimated Net periodic cost for 2005

	TCP	TCO	PAMA	PBS –	PBS-A
	Prev	Prev	(i)	(ii)	(ii)

Service cost	267	1,219	4	8	-
Interest cost	178	4,538	158	1,130	1,000
Expected return on assets	(480)	(5,750)	(171)	(1,542)	(1,418)
Amortization of actuarial losses	-	-	-	(2)	-
Employee contributions	(2,700)	-	-	-	-

Total	(2,735)	7	(9)	(406)	(418)

g)	Actuarial assumptions
2004

TCP Prev/
		TCO Prev	PAMA	PBS	PBS-A

	Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
	Estimate return rate on plan assets	13.75% p.a.	16.40% p.a.	13.75% p.a.	12.20% p.a.
	Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
	Medical costs growth rate	N/A	8.15% p.a.	N/A	N/A
	Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
	Mortality table	UP84 with	UP84 with	UP84 with	UP84 with
		1 year of increase	1 year with increase	1 year with increase	1 year with increase
		in hazard	in hazard	in hazard	in hazard
	Disability table	Mercer	Mercer	Mercer	N/A

2003

TCP Prev/
	TCO Prev	PAMA	PBS	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	11.83% p.a.	11.30% p.a.	11.83% p.a.	11.30% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	N/A	8.15% p.a.	N/A	N/A
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with	UP84 with	UP84 with	UP84 with
	1 year with increase	1 year with increase	1 year with increase	1 year with increase
	in hazard	in hazard	in hazard	in hazard
Disability table	Mercer	Mercer	Mercer	N/A

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

31.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

•     Telesp Celular has entered into a Consulting Service Agreement with Portugal Telecom SGPS on account of telecommunication services, calculated based on a percentage applied to net service revenues adjusted for foreign currency variation.

•     The Company and its subsidiaries also carry out transactions with other companies controlled by our controlling shareholders such as network use and long distance (roaming) cellular communication agreements. The counterparties to these agreements are Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A., Celular CRT S.A. and Telecomunicações Móveis Nacionais - TMN. The transactions between Telebrás and each relevant Predecessor Company relating to roaming agreements are based on contracts entered into prior to the Breakup of Telebrás. The terms of these agreements are regulated by Anatel.

•     We also have related party loans with companies of the Portugal Telecom group.

•     Our call center services are provided by Dedic and Atento, to users of Telesp Celular S.A., Global Telecom S.A. and TCO telecommunication services, contracted for a period of 12 months, renewable for the same period.

•     Our system development and maintenance services are provided by PTI and Primesys

      A summary of balances and transactions with unconsolidated related parties is as follows:

	2004	2003

Assets:
Trade accounts receivable	168,634	179,532
Receivables from related parties	33,162	22,308

Liabilities:
Trade accounts payable	349,860	264,905
Loans and financing	329,382	2,155,448
Payables to related parties	23,902	27,817

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	2004	2003	2002

Statement of operations:
Net operating revenue
CRT Celular	-	1,345	5,810
Tele Leste and Subsidiaries	-	1,140	4,719
Tele Sudeste and Subsidiaries	-	4,870	31,115
Telecomunicações de São Paulo S.A.-Telesp	1,758,914	1,515,573	1,133,836
Telecomunicações Móveis Nacionais – TMN	29	168	-

Total	1,758,943	1,523,096	1,175,480

Cost of services provided
CRT Celular	-	(1,552)	(1,896)
Tele Leste and Subsidiaries	-	(1,538)	(2,455)
Tele Sudeste and Subsidiaries	-	(6,168)	(9,185)
Telecomunicações de São Paulo S.A.-Telesp	(288,127)	(214,810)	(184,561)

Total	(288,127)	(224,068)	(198,097)

Selling expenses
Telecomunicações de São Paulo S.A.-Telesp	(15,160)	-	-
Atento do Brasil	(41,615)	-	-
Dedic	(141,870)	(99,933)	(46,031)

Total	(198,645)	(99,933)	(46,031)

General, administrative and other operating expenses
Portugal Telecom, SGPS, S.A.	(54,635)	(68,280)	(54,775)
PT SI	1,556	(289)	-
Primesys Soluções Empresariais S.A.	(18,839)	(32,767)	(1,649)
PTI Brasil	(9,131)	(3,496)	-
PTI	-	(1,595)	-
Telecomunicações de São Paulo S.A.-Telesp	(2,637)	-	-
Telefonica S.A.	(106)	-	-
Terra Network	(269)	-	-
Telefonica Móbiles Solutions	(234)	-	-
Telefonica Móbiles Espanha	(15)	-	-

Total	(84,310)	(106,427)	(56,424)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	2004	2003	2002

Financial income:
Portugal Telecom International Finance B.V.	-	174,315	-
Portugal Telecom, SGPS, S.A.	-	23,575	-
PT Brasil	-	7,600	-
TMN	-	-	596

Total	-	205,490	596

Financial expenses:
Portugal Telecom International Finance B.V.	(141,673)	(258,064)	(1,233,196)
Portugal Telecom, SGPS, S.A.	8,106	(25,996)	(295,103)
PTI Brasil	(1,479)	(7,216)	(422)
PT Prime Tradecom	3	(26)	(79)

Total	(135,043)	(291,302)	(1,528,800)

Recovery of joint venture apportionment expenses –
Brasilcel:
CRT Celular	26,009	15,888	-
Tele Leste and Subsidiaries	11,731	7,468	-
Tele Sudeste and Subsidiaries	47,766	31,175	-

Total	85,506	54,531	-

Joint venture apportionment expenses – Brasilcel:
CRT Celular	(6,406)	(4,591)	-
Tele Leste and Subsidiaries	(6,325)	(4,519)	-
Tele Sudeste and Subsidiaries	(54,395)	(53,882)	-

Total	(67,126)	(62,992)	-

32.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Risk considerations

TCP is the controlling shareholder of TC, GT and TCO and its subsidiaries, which provide mobile telephone services in accordance with the authorizations granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

The major market risks to which TCP, TC, GT and TCO are exposed in exercising their activities include:

   • Credit risk: resulting from any difficulty in collecting telecommunication services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

   • Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR, EURIBOR, TJLP and CDI).

   • Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

The Company and its subsidiaries have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

TC, GT and TCO and its subsidiaries’ customers use 82.64%, 88.45% and 84.00%, respectively, prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer’s balance sheet, and making inquires of credit protection agencies’ database. In addition, an automatic control system has been implemented with the distribution of ERP’s software for consistent transactions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange derivative transactions and borrowings contracted in Brazilian reais. As of December 31, 2004, these transactions amounted to R$4,370,953.

The Company entered into swap transactions in Brazilian reais to convert the floating interest rate risk related to CDI into fixed interest rates in the notional amount of R$1,510 million.

The Company is also exposed to fluctuations in the TJLP on financing from BNDES. As of December 31, 2004, these transactions amounted to R$366,537. The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2004, these transactions amounted to US$146,808 thousand.

Currency risk

TC, GT and TCO utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

The Company’s net exposure to currency risk as of December 31, 2004 is shown in the table below:

	In thousands - 2004

	US$	¥	€

Loans and financing	(987,256)	(6,879,947)	-
Derivative contracts	1,078,180	6,879,947	25,247
Suppliers – technical assistance	-	-	(8,839)

Net exposure	90,924	-	16,408

	In thousands - 2003

	US$	¥	€

Loans and financing	(1,021,468)	(11,363,024)	(416,050)
Derivative contracts	1,129,314	11,363,024	438,050

Net exposure	107,846	-	22,000

b)	Derivative contracts

On December 31, 2004, the Company and its subsidiaries have exchange contracts with notional amounts of US$1,078,180 thousands, ¥6,879,947 thousands and €25,247 thousands, to cover its obligations and its subsidiaries’ obligations against exchange fluctuation. As of December 31, 2004, the Company and its subsidiaries recorded accumulated loss of R$26,935 (gains of R$1,002,776 in 2003) on these contracts represented by a balance of R$393,100 in assets (R$1,438,311 in 2003), of which R$7,803 (R$994,223 in 2003) classified as current and R$385,297 (R$444,088 in 2003) as noncurrent and a balance of R$420,035 (R$435,535 in 2003) in liabilities, of which R$266,200 (R$404,465 in 2003) in current liabilities and R$153,835 (R$31,070 in 2003) in long-term liabilities. In addition, the Company have hedge contracts to cover local interest, in the reference amount of R$1,510 million, on which recorded gains of R$7,803. The Company and its subsid iaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

			Unrealized
	Book value	Market value	gains

Loans and financing	(4,963,172)	(5,034,231)	(71,059)
Derivative contracts	(26,935)	(60,384)	(33,449)

Total	(4,990,107)	(5,094,615)	(104,508)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

The positions of the Company’s and its subsidiaries’ derivative instruments are summarized as follows (amounts in thousands):

Derivative instruments			2005	2006	2007	2008

Forward contracts - US$
1.	a)	Principal – US$	-	280,000	-	-
	b)	Contracted rate	-	1.2300	-	-

Swap contracts - €/R$
1.	a)	Principal – €	25,137	-	-	-
	b)	Asset rate	0.6% to 1.52	-	-	-
	c)	Liability rate	100% of CDI	-	-	-

Swap contracts – US$/R$
1.	a)	Principal – US$	395,586	288,109	89,200	1,771
	b)	Asset rate	0% to 20%	1% to 20%	3.8% to	4.47 to
					7.5%	6.23%
	c)	Liability rate	100% to 107.5%	103.9% to	100% of	100% of
			of CDI	106% of CDI	CDI to	CDI
					105.5%
Swap contracts – ¥/R$
1.	a)	Principal – ¥	6,827,367	-	-	-
	b)	Asset rate	1.3% to 1.4%	-	-	-
	c)	Liability rate	104.2% to	-	-	-
			105.8% of CDI

TCP’s management believes that unrealized losses on derivative operations, resulting from the accrual method of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs. The principal differences refer to temporary differences in the recognition of exchange gains on the principal in dollars of the long-term forward contract, translated at the rate on the balance sheet date. These contract pay variable premium of 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

The forwards described above in the total notional amount of US$280,000 thousands were entered into with a single bank, representing a concentration of risk. However, management believes that the counter party is a reputable financial institution and accordingly the risk is mitigated.

b)	Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, utilizing available projected interest rate information.

Market values have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market. The use of different market assumptions may have a material effect on estimates

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

33.	SHAREHOLDERS´ EQUITY

	a.	Capital

The capital stock of Telesp Celular Participações S.A. is comprised of preferred shares and common shares, all without par value. On December 31, 2004 and 2003, the capital stock is composed by shares without par value as follows:
Thousand shares

Common shares	409,383,864
Preferred shares	762,400,488

Total	1,171,784,352

On November 8, 2004, the Company informed to shareholders the capital increase of up to R$2,053,895, of which R$2,000,000 in cash and the portion in the amount of R$53,895, equivalent to the tax benefit of merged goodwill effectively realized in 2003, to be subscribed by Portelcom Participações S.A.

As of December 31, 2004, shares in the aggregate amount of R$1,999,941 were subscribed, representing an advance for future capital increase. On January 7, 2005, the capital increase was approved and 410,775,084,810 shares were issued, representing 143,512,975,688 common shares and 267,262,109,122 preferred shares, at a price of R$5.00 per thousand shares. At the auction of the remaining shares, 4,089,484 shares were subscribed and paid up, representing 90,930 common shares, at the price of R$5.00 per thousand shares, and 3,998,554 preferred shares, at the price of R$6.95 per thousand shares. Since the preferred shares offered in the auction of remaining shares were subscribed at a price of R$6.95 per thousand shares, there was an additional subscription of R$8. The Company will recognize the difference as goodwill reserve. As a result of these share issuances, on January 7, 2005, the capital stock of the Company is R$6,427,556, represented by 552,896,931 thousands of common shares and 1,029,666,596 thousands of preferred shares without par value. As a result of the capital increase, Brasicel N.V. and its associated entities now hold an interest of 59.88% in the Company.

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

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Pursuant to article 111, paragraph 1, of Law No. 6,404/76, as from the Annual Meeting held on March 27, 2004, the Company’s preferred shares began to have full voting rights since minimum dividend to preferred shares during the last three consecutive years have not been paid.

34.	CORPORATE RESTRUCTURING

On December 1, 1999, Portelcom Participações S.A. (“Portelcom”), announced a corporate restructuring aimed to transfer the tax benefit related to the goodwill paid by Portelcom in the privatization of TCP to TC. In essence this transaction consisted only of the transfer of the tax benefit to TC from Portelcom, through a newly created, wholly owned subsidiary of Portelcom, Celular Holding S.A. (“CTH”). However, to comply with the local income tax legislation, the restructuring involved a series of spin-offs and mergers, as follows:

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

For statutory purposes, however, and in compliance with income tax legislation, the tax benefit was recorded in two separate components, comprised of the related goodwill transferred and the provision for the maintenance and integrity of the merged company’s equity, which are recorded net in the balance sheet as a deferred tax benefit as follows:

	December 31, 2004	December 31, 2003	At merger date

Goodwill	1,569,762	1,889,036	3,192,738
Provision	(1,036,044)	(1,246,764)	(2,127,694)

Deferred tax benefit as reported in theaccompanying financial statements (note 11.c.)	533,718	642,272	1,065,044

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

	Years ended December, 31

	2004	2003	2002

Amortization of goodwill	(319,274)	(319,274)	(319,274)
Less - reversal of provision	210,720	210,720	210,720
Tax benefit	108,554	108,554	108,554

Net effect on net income	-	-	-

As stated above, the statutory accounting for the amortization of goodwill, net of the reversal of the provision and tax effects, has no impact on the Company’s net income or on the shareholders’ dividends.

The net value of R$533,718 and R$642,272 in 2004 and 2003, respectively, which represents the transferred tax benefit, was classified in current assets (R$108,554 and R$108,554 in 2004 and 2003, respectively) and noncurrent assets (R$425,164 and R$533,718 in 2004 and 2003, respectively), as deferred taxes, in the accompanying financial statements. The amortization of goodwill, the reversal of the provision and the tax benefit are included in “Income taxes” in the income statement. Management currently believes that the tax benefit will be realized over a ten-year period.

On May 13, 2004, the Board of Directors of the Company and of TCO approved a corporate restructuring for the transfer to TCO and its subsidiaries of the goodwill paid by TCP in the acquisition of TCO controlling interest, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the merger of the goodwill by TCO, a reserve has been constituted to maintain the merging company’s shareholders’ equity in the amount of R$992,060. Thus, net assets merged by TCO amount to R$511,061, which essentially represent the tax benefit resulting from the deductibility of the mentioned goodwill upon being merged by TCO and its subsidiaries.

The merged net assets will be amortized over approximately five years, which had as consideration a special goodwill reserve to be transferred to the capital account in favor of the holding company upon actual realization of the tax benefit, being assured to other shareholders an interest in these capital increases, and, in such event, the proceeds so determined will be paid to the Company.

On June 30, 2004, the transfer of a portion of TCO net assets to its subsidiaries was approved based on appraisal reports prepared by independent experts, and described as follows:

		Reserve to keep
		shareholders’
Company	Goodwill	equity integrity	Net amount

Telemat	248,558	164,048	84,510
Telegoiás	352,025	232,336	119,689
Telems	144,078	95,092	48,986
Teleron	68,775	45,392	23,383
Teleacre	29,353	19,373	9,980
Sum spin-off	842,789	556,241	286,548
Balance TCO	660,332	435,819	224,513

Total	1,503,121	992,060	511,061

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Concurrently to the transfer of a portion of the net assets to TCO subsidiaries, it has been approved the proposal to merge shares of TCO subsidiaries held by minority shareholders, who received shares of TCO in the proportion set forth in an appraisal report at current market prepared by independent experts. The transfer of the interest in TCO subsidiaries resulted in a capital increase of TCO in the amount of R$28,555.

Accounting records kept for corporate and tax purposes of the companies have specific accounts relating to merged goodwill and reserve and corresponding amortization, reversal and tax credit, which balances as of December 31, 2004 and 2003 are as follows:

	Consolidated

	12.31.04	12.31.03

Balance sheet:
Goodwill – merged	1,327,756	64,538
Reserve – merged	(876,319)	(42,595)

Balance	451,437	21,943

	Consolidated

	2004	2003

Income:
Goodwill amortization	(239,903)	(64,538)
Reversal of reserve	158,336	42,595
Tax credit	81,567	21,943

Effect on income	-	-

In accordance with the above-mentioned information, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation basis of statutory minimum dividends. In order to demonstrate the financial and equity condition of the companies in the financial statements, the net value, which essentially represents the balance of the merged tax credit, was classified in the balance sheet as deferred taxes (Note 11).

35.	INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of December 31, 2004, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Insured
Type	amount

Operating risks	796,320
General civil liability	5,822
Vehicle (officers fleet)	200
Vehicle (operacional fleet)	200

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

36.	SUBSEQUENT EVENTS

Reverse Stock Split

On April 1, 2005, the TCP’s shareholders approved a reverse split of the 633,025,410 registered book-entry shares of capital stock of TCP, with no par value. Of the 633,025,410 registered shares, 221,158,772 are common shares and 411,866,638 are preferred shares. The reverse stock split will occur at the ratio of two thousand and five hundred (2,500) shares to one (1) share of each respective class.

The reverse stock split will be completed to: (i) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais per share gives greater transparency as compared with the quotation per lot of one thousand (1,000) shares; (ii) to unify the basis of quotation for the shares in the national and international markets, since the shares were quoted in lots of one thousand (1,000) shares in the national market - the São Paulo Stock Exchange ("BOVESPA"), and in lots of two thousand and five hundred (2,500) shares for each American Depositary Receipt ("ADR") on the New York Stock Exchange ("NYSE"); (iii) to reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TCP; and (iv) to reduce the possibilities of mathematical errors, improving services to the shareholders of TCP.

There will be no reverse stock split of ADRs in the United States of America. Only the ratio of shares to each ADR will be changed from the current ratio of two thousands and five hundred (2,500) shares per ADR to one (1) share per ADR. Thus, there will be no fractional ADRs resulting from the reverse stock split.

37.	SUMMARY OF THE DIFFERENCES BETWEEN BR CL AND U.S. GAAP

The Company’s accounting policies comply with BR CL, which differ significantly from accounting principles generally accepted in the United States of America (U.S. GAAP) as described below:

a.	Different Criteria for Capitalizing and Amortizing Capitalized Interest

Until 1997 under BR CL as applied to companies in the telecommunication industry, interest attributable to construction-in-progress was computed at the rate of 12% per year on the balance of construction-in-progress; interest incurred on third-party loans was credited to interest expense and the excess interest capitalized was credited to capital reserves. Subsequent to 1997, interest and monetary correction is capitalized on loans that are designated to finance construction-in-progress.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34 – “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002

Interest capitalized under U.S. GAAP	32,035	13,349	14,497
Less - interest capitalized under BR CL, net of capitalized interest on
disposals	(73)	(1,596)	920

U.S. GAAP difference	31,962	11,753	15,417

Amortization of capitalized interest difference:
Amortization under BR CL	23,792	34,526	34,987
Less- Amortization under U.S. GAAP	(26,678)	(38,500)	(37,199)

U.S. GAAP difference	(2,886)	(3,974)	(2,212)

b.	Monetary Restatement of 1996 and 1997

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

c.	Exchange of Shares for Minority Interest in Telesp Celular S.A, Telebrasília Celular S.A. and Tele Centro Oeste Celular Participações S.A.

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for all of the shares held by minority shareholders of Telesp Celular S.A. In 2002, TCO acquired the minority interest in its subsidiary, Telebrasilia Celular S.A. (“Telebrasilia”) by exchanging shares of TCO for the shares held by the minority shareholders of Telebrasilia. The acquisition increased TCO’s interest in Telebrasilia from 88.25% to 100%. In 2004, TCO acquired the remaining minority interests in its other subsidiaries through an exchange offer. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged.

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

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

Under U.S. GAAP, shares issued to purchase the minority interest in Telebrasília Celular S.A. in 2002 and the remaining minority interests in 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively. The step-up in the fair value of assets was allocated to fixed assets and concession intangibles in the amount of R$2,957 and R$ 38,336, respectively, for Telebrasília Celular S.A. in 2002 and concession intangibles in the amount of R$26,784 for the remaining minority interests acquired in 2004. The step up in the fair value of assets is being amortized over 19 to 20 years for concession intangibles and 8 years for fixed assets.

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

The differences between BR CL and U.S. GAAP relate to (i) the acquisition of an equity interest in Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), the holding companies which controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001, (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002, and (iii) the acquisition of TCO on April 25, 2003 and the tender offers to purchase additional shares of TCO in November 2003 and October 2004.

Acquisition of GT and Holdings

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

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

The acquisition of GT was completed to increase market presence in the south of Brazil and to enable TC and GT to benefit from synergies to be derived from operations and sales of mobile telephones.

The purchase price of R$914,964 exceeded the Company’s proportionate share of the U.S. GAAP net equity of Holdings by R$728,868. For U.S. GAAP purposes, the Company allocated this difference as follows:

	2002	2001
	acquisition	acquisition

Amounts representing 83% and 17% of the historical net assets of Holdings
under U.S. GAAP	273,387	186,096
Fair Value Adjustments:
Property and equipment	4,703	(84,116)	(a)
Intangible assets - customer list	26,856	75,339	(b)
Debt	4,238	14,353	(c)
Intangible related to concession	97,190	723,292	(d)
Goodwill	421,398	-	(e)

Purchase Price	827,772	914,964

(a)	Difference being amortized over approximately 11 years, representing the average remaining useful lives of the relating assets.
(b)	Difference being amortized over two years, representing the average customer life.
(c)	The adjustment to long-term debt was being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations.
(d)	Under U.S. GAAP, the concession is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.
(e)	The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of the Holdings. Under BR CL, TCP recorded goodwill amounting to R$290,282.

In connection with the above acquisition, the Company committed to purchase the remaining 51% of the outstanding common stock of each of Holdings for total consideration of US$ 76.3 million, adjusted at a rate of LIBOR plus 4% per year.

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

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

As discussed above, TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under BR CL, TCP elected to record a reserve for loss on its investments of R$170,846. After the recognition of impairment, the remaining goodwill balance under BR CL amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both BR CL and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation made by “BES Investimento do Brasil S.A.”

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2004 and 2003:

	2004	2003

Purchase accounting on acquisition of Holdings
Reversal of goodwill recorded under BR CL	(722,693)	(722,693)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(348,141)	(256,007)
Provision for losses recorded under U.S. GAAP	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Amortization of fair value of property, plant and
equipment adjustment	52,830	39,594
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(126,608)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(23,371)	(22,475)

Total of the U.S. GAAP adjustments related to acquisition Holdings	(50,042)	43,179

     Acquisition of TCO

As described in Note 1, on April 25, 2003, the Company acquired 64.03% of the voting capital of TCO for approximately R$1,505.6 million, and in November 2003 and October 2004, respectively, the Company completed public tender offers to acquire 26.70% of the voting capital and 32.76% of the preferred shares of TCO for R$538.8 million and R$901,502 million, respectively. After these acquisitions, TCP became the holder of 90.73% of the voting capital of TCO (51.42% of total capital). Additionally, the Company acquired a portion of the remaining balance of special premium reserve of TCO, which will be capitalized partially in its favor when the related tax benefit is effectively realized.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

	2004	2003
	Acquisition	Acquisition

Amounts representing 22.11% and 29.31% of the historical net
assets of TCO Under U.S. GAAP	432,344	429,842
Fair Value Adjustments:
Property and equipment	27,684	42,211	(a)
Intangible assets – customer list	158,110	163,885	(b)
Debt	-	5,125	(c)
Intangible related to concession	525,052	882,824	(d)
Goodwill	-	831,052	(e)
Deferred income tax	(241,688)	(277,594)

Purchase Price	901,502	2,077,345

(a)	Difference being amortized over approximately 3 years, representing the weighted average remaining useful lives of the relating assets.
(b)	Difference being amortized over two years, representing the average customer life.
(c)	The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations.
(d)	The intangible asset related to the concession is being amortized on a straight-line basis over approximately a period of 18 years, representing the remaining term of the license of Area 8 and the remaining term of the license of Area 7 which expire in 2008, plus one extension of 15 years.
(e)	The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO. Under BR CL, TCP recorded goodwill amounting to R$2,134,824.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2004 and 2003:

	2004	2003

Purchase accounting on acquisition of TCO
Reversal of goodwill recorded under BR CL	(1,765,532)	(1,561,121)
Intangible related to concession recorded in U.S. GAAP	1,407,876	882,824
Amortization of intangible related to concession	(195,398)	(80,450)
Property, plant and equipment fair value adjustment	69,895	42,211
Amortization of fair value of property, plant and equipment adjustment	(12,936)	(2,170)
Customer list intangible asset recorded in U.S. GAAP	321,995	163,885
Amortization of customer list	(142,714)	(41,007)
Debt fair value adjustment	5,125	5,125
Amortization of debt fair value adjustment	(2,936)	(1,939)
Goodwill recorded in U.S. GAAP	786,888	831,052
Deferred income tax	(409,633)	(243,489)

Total of the U.S. GAAP adjustments related to acquisition of TCO	62,630	(5,079)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Unaudited consolidated pro forma results

The following table presents the Company's unaudited consolidated pro forma results under BR CL for the years ended December 31, 2004 and 2003, as if the acquisition of TCO had been completed on January 1, 2003. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	Year ended December 31,

	2004	2003
	(unaudited)	(unaudited)

Net operating revenues	7,341,027	6,599,164
Operating loss	147,820	(427,072)
Net loss	(645,443)	(1,305,941)
Earnings per thousands shares – common and preferred - BRCL	(0,55)	(1,11)

e.	Pension and Other Post-retirement Benefits

TC and TCO participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. These companies also sponsor single-employer defined pension benefit plans (PBS-TCP and PBS-TCO). The provisions of SFAS No. 87 - Employers’ Accounting for Pensions were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (See Note 30).

Under U.S. GAAP, the liability to be recorded using actuarial calculations based on SFAS No. 87 differs from actuarial calculations under BR CL. The U.S. GAAP liability exceeded the BR CL estimated liability by R$4,386 and R$835 as of December 31, 2004 and 2003, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability. A summary of the difference between BR CL and U.S. GAAP in accrued pension and other postretirement plans is as follows:

	U.S. GAAP	BR CL	Accumulated difference

PBS-TCP	2,785	-	2,785
PBS-TCO	(1,062)	-	(1,062)
TCP-PREV	1,117	-	1,117
TCO-PREV	1,904	-	1,904
PAMA	-	191	(191)
PAMA-TCO	-	167	(167)

Accrued pension/postretirement benefit	4,744	358	4,386

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of pension and other postretirement benefit plans adjustment:

	Year ended December 31,

	2004	2003	2002

U.S. GAAP:
Net periodic pension cost	(722)	(1,424)	290
Additional actuarial liability recorded for defined
contribution plan	-	-	22

Net periodic pension income under U.S. GAAP	(722)	(1,424)	312

BR CL:
Charged to income statement	2,829	(3,165)	(53)

Net reconciliation effect	(3,551)	1,741	365

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

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, ‘‘Earnings per Share’’. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the ‘‘two-class’’ method. The ‘‘two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. Total dividends are calculated as described in Note 33. At December 31, 2004, 2003 and 2002, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 33b). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the special premium reserve (R$990,169 in 2004 and 2003, and R$968,086 in 2002) and an advance for affiliate amounting R$2 million for 2004 by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year.

The computation of basic and diluted earnings per share is as follows:

	At December 31, 2004		At December 31, 2003		At December 31, 2002

	(in thousands, except per share data and percentages)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic numerator
Actual dividends declared	-	-	-	-	-	-
Basic allocated undistributed dividends	(174,932)	(325,779)	(34,500)	(64,250)	(522,537)	(973,127)
Allocated net income available for common
and preferred shareholders	(174,932)	(325,779)	(34,500)	(64,250)	(522,537)	(973,127)
Basic denominator
Weighted average shares outstanding	409,383,864	762,400,488	409,383,864	762,400,488	240,033,927	447,018,065
Basic earnings per share	(0.43)	(0.43)	(0.08)	(0.08)	(2.18)	(2.18)

Diluted numerator
Actual dividends declared	-	-	-	-	-	-
Diluted allocated undistributed earnings	(217,833)	(282,878)	(42,389)	(56,361)	(805,367)	(690,297)
Allocated net income available for common
and preferred shareholders	(217,833)	(282,878)	(42,389)	(56,361)	(805,367)	(690,297)
Diluted denominator:
Weight average shares outstanding	409,383,864	762,400,488	409,383,864	762,400,488	240,033,927	447,018,065
Dilutive effects of premium reserve	185,382,437	-	164,019,331	-	281,500,860	-
Advance to affiliate	16,510,344	31,403,920	-	-	-	-
Diluted weight average shares	611,276,645	793,804,408	573,403,195	762,400,488	521,534,787	447,018,065
Diluted earnings per share	(0.43)	(0.43)	(0.08)	(0.08)	(2.18)	(2.18)

However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for 2004, 2003 and 2002 as their effect would have been anti-dilutive for all periods presented.

The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For all periods presented, the Company did not pay dividends for both preferred and common shares.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

i.	Permanent Assets

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

j.	Leases

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

k.	Valuation of Long-lived Assets and Goodwill

Under Brazilian Corporate Law Method, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated the repective asset is not sufficient to cover its book value. Under GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the ass ets.

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

Under BR CR, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142, ‘‘Goodwill and Other Intangible Assets,’’ goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the impli cit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP relating to the TCO reporting unit on December 31, 2004 and determined that the recognition of an impairment loss was not required. The fair value of this reporting unit was estimated using the present value of future cash flows.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

The changes in the carrying amount of goodwill for the year ended December 31, 2004, are as follows:

TCO Reporting Unit

Balance at January 1, 2004	831,052
Reduction of goodwill for fiscal benefits	(44,164)

Balance at December 31, 2004	786,888

l.	Deferred Taxes

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

m.	FISTEL Fee

Under Brazilian Corporate Law, the Fistel (Telecommunication Inspection Fund) fee assessed on each activation of a new cellular line is deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of income.

n.	Revenue Recognition

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

	2004	2003	2002

BR CL net revenue	7,341,027	6,046,377	3,414,991
Reclassification to cost of services and goods
Taxes on sales	1,774,049	1,333,912	763,397
Roaming charges	173,165	182,964	316,205
U.S. GAAP adjustments
Deferred revenues on prepaid services	-	93,863	(11,840)
Free minutes given in connection with sales of handsets	(49,043)	-	-
Deferred revenues on sales of handsets, net of amortization	764,255	198,603	29,844
Deferred revenues on prepaid installment sales plan	-	46,987	62,374
Deferred revenues on sales of handsets with minute rebates	16,244	(16,244)	-

	10,019,697	7,886,462	4,574,971

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

(i)	Prepaid services

Under BR CL, until 2002 revenues related to prepaid services were recognized when collected and, based on past gross margins experienced in providing such services, the related costs to be incurred were accrued for concurrently with the recognition of revenue. As from January 1, 2003, the Company prospectively changed its accounting policy to defer revenue related to prepaid service and amortize the revenue based on subscriber airtime usage. Under U.S. GAAP, prepaid service revenue is deferred and amortized based on subscriber airtime usage. The related accrual for the cost of future service is fully reversed under U.S. GAAP and will be recognized in income as customers use airtime and the related costs are incurred. For the year ended December 31, 2004, a measurement difference between BR GAAP and U.S. GAAP no longer exists.

(ii)	Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$173,165, R$182,964 and R$316,205 for 2004, 2003 and 2002, respectively.

(iii)	Value-added and other sales taxes

Under BR CL, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$1,774,049, R$1,333,912 and R$763,397 and for 2004, 2003 and 2002, respectively, for U.S. GAAP as compared to amounts reported under BR CL.

(iv)	Deferred revenue sales of handsets

Under BR CL, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income (loss) nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$760,677, R$1,524,932 and R$1,110,225 at December 31, 2004, 2003 and 2002, respectively. The impact of this difference on the USGAAP was to increase both net revenues and cost of services and goods by R$764,255, R$198,603 and R$29,844 at December 31, 2004, 2003 and 2002, respectively.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

(v) Prepaid handset installment plan

The Company markets certain of its handsets in connection with a prepaid service program took place in 1999 and 2000 and allowed for the payment of the handset in installments. A portion of any future purchases of minutes is allocated as an installment payment based on published pricing. Under BR CL, the Company records an amount of future handset revenue under the installment program at the date of sale based on an estimate of future minute purchases. Under U.S. GAAP, this revenue is not recognized until such future purchases are made. For the year ended December 31, 2004, a measurement difference between BR GAAP and U.S. GAAP no longer exists.

(vi) Sales of handsets with minute rebates

During 2003, the Company implemented a corporate client plan that gives a free phone to users that sign a long-term contract with a fixed amount of minutes. Under BR CL, the Company recognizes the transfer of the handset as a sale based on the fair value of the handset at the beginning of the contract period. Under U.S. GAAP, the Company does not record the transfer of the handset as a sale; the cost of the handset is recorded as an expense at the beginning of the contract. In 2004, this plan was discontinued.

(vii) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage.

o.	Derivative Financial Instruments

As mentioned in Note 18, the Subsidiaries have entered into foreign currency swap contracts for long-term agreements at various exchange rates, in the notional amount of US$ 1,057.2 million, € 25.1 million and JPY 6,827.4 million (US$ 1,429.3 million , JPY 11,363.0 million and € 438.1 million at December 31, 2003). Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2000, did not have a material effect on the Company’s financial statements.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Prior to May, 2003, none of the Company’s derivative contracts were designated as accounting hedges under the definitions of SFAS No. 133. As such, all changes in the fair value of derivatives were considered ineffective. Such ineffectiveness for U.S. GAAP purposes was recorded in the statement of operations as part of financial expense, net for the periods presented prior to May, 2003.

Beginning in May 2003, the Company began designating a portion of new derivative contracts as fair value hedges of its debt denominated in foreign currency. The Company had R$ 1,912,9 million (US$ 653,9 million and JPY 6,827.4 million) as of December 31, 2004, and R$ 1,071.4 million (US$264.6 million and JPY 11,363.0 million) as of December 31, 2003, of notional value cross currency swap contracts with a fair value of R$1,998.1 million for 2004 (R$ 1,093.4 million for 2003) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar) and interest rate risk associated with such indebtedness. These derivatives qualified for hedge accounting under the short cut method as the terms of the swap contracts are equal to the terms of the underlying debt. Therefore, no ineffectiveness would be recorded in the statement of operations for U.S. GAAP. The hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS 133. At December 31, 2004 and 2003, the value of the Company’s debt subject to these accounting hedges is higher by R$ 32.2 million and R$ 16.2 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial expense, net for the year ended December 31, 2004 and 2003. The U.S. GAAP adjustment reflects the difference between the recorded value of these hedges and the related debt under BR CL and their fair values under U.S. GAAP.

The Company’s remaining derivative contracts at December 31, 2004 and 2003 have not been qualifyed for hedge accounting. Such derivatives would also be recorded at fair value in the consolidated balance sheets at December 31, 2004 and 2003. The 2004 U.S.GAAP adjustment also includes expenses of R$313.0million (R$35.7 million for 2003) of ineffectiveness related to the difference between the recorded value of these derivative instruments under BR CL and their fair values under U.S. GAAP.

p.	License acquisition interest capitalization

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to BR CL. Under U.S. GAAP the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interests accrued in 1998.

q.	Amortization of license acquisition costs

GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to BR CL. Under U.S. GAAP such amortization was reversed and the amortization period starts on the start-up date, January 1st, 1999, the date that GT began to operate.

For BR CL purposes, the amortization period of the concession (license) for the Band B Company, Norte Brasil Telecom S.A. (NBT) is 30 years in 2000, which included an additional 15 years assuming renewal by Anatel. For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of concession. In 2001, NBT changed the amortization period to 15 years with the aim of conforming BR CL treatment to U.S. GAAP treatment.

In 2001, the NBT changed the amortization period to 15 years with the aim of conforming BR CL treatment to U.S. GAAP treatment.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

r.	Deferred assets

GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by BR CL. Under U.S. GAAP, these costs are recorded as expenses when incurred.

s.	Advance to affiliate

In January 2002, TCO made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit on the merged premium. With this transaction, TCO relieved itself of issuing the corresponding shares to BID S.A. in the future. On December 2004, 31 such balance of advance payment was R$15,584. Under BR CL, the amount of R$15,584 was recorded as an advance to affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholder. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

t.	Offering Expenses

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

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of the Net Loss differences between BR CL and U.S. GAAP:

		2003	2002

BR CL net loss of the year	(490,144)	(640,234)	(1,140,761)
Add (deduct):
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(18,046)	(37,959)	(30,369)
Loss on disposal of assets monetarily restated in 1996 and 1997	(5,874)	(410)	(1,181)
Capitalized interest	31,962	11,753	15,417
Amortization of capitalized interest	(2,886)	(3,974)	(2,212)
Revenue recognition of prepaid service	-	60,485	(5,864)
Prepaid installment plan revenue	-	15,503	71,439
Sales of handset with minute rebates	16,244	(16,244)	-
Pension plan	(3,551)	1,741	365
Exchange of shares for minority interest
Depreciation effect from reduction of fixed assets	9,583	13,037	13,126
Amortization of concession	(2,723)	(1,474)	-
FISTEL fees	(54,199)	(18,766)	(1,416)
Difference in criteria for capital leases	9,227	25,672	(4,229)
Derivative contracts	61,561	755,203	(374,000)
Discount on long-term accounts receivable	-	-	7,233
Amortization of licence acquisition costs	(5,819)	(4,095)	-
Advance to affiliate	28,877	(2,916)	-
Amortization of deferred assets	36,879	34,759	-
Donations	(848)	-	-
Acquisitions:
Reversal of goodwill amortization according to BR CL	274,286	95,071	-
Reversal of tax benefit on amortization of goodwill according to BR CL	(29,148)	-	-
Depreciation impact	2,470	11,067	9,152
Amortization on purchase price allocations to customer list	(115,134)	(59,151)	(37,670)
Amortization of intangible related to concession	(207,082)	(172,584)	(52,592)
Additional interest expense on purchase price allocation of debt.	(1,893)	(2,852)	-
Difference in equity in net loss of Holdings	-	-	131,576
Reversal of reserve for loss on investments	-	-	170,846
Difference in recognition of impairment	-	-	(421,398)
Offering expenses	-	-	35,980
Free minutes given in connection with sales of handsets	(49,043)
Deferred tax effect on the above adjustments	26,679	(161,801)	110,684
Deferred social contribution calculated using enacted law instead of provisional measure	-	-	10,210
Minority interest on the above adjustments	(12,089)	(581)	-

U.S. GAAP net loss for the year	(500,711)	(98,750)	(1,495,664)

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Loss per thousand shares in accordance with U.S. GAAP	2004	2003	2002

Common shares – Basic and diluted	(0.43)	(0.08)	(2.18)
Weighted average common shares - Basic and diluted (thousands)	409,383,864	409,383,864	240,033,927

Preferred shares – Basic and diluted	(0.43)	(0.08)	(2.18)
Weighted average preferred shares – Basic and diluted (thousands)	762,400,488	762,400,488	447,018,065

Reconciliation of the Shareholders’ Equity differences between BR CL and U.S. GAAP:

	2004	2003	2002

BR CL shareholders’ equity	2,907,380	3,393,161	4,009,957
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997	322,570	328,444	241,620
Amortization of monetary restatement of 1996 and 1997	(301,614)	(283,568)	(175,277)
Capitalized interest	87,300	55,338	45,338
Amortization of capitalized interest	(9,806)	(6,920)	(24,391)
Free minutes given in connection with sales of handsets	(49,043)
Revenue recognition of prepaid service	-	-	(60,485)
Unbilled receivables – prepaid installment plan	-	-	(15,503)
Rebates on sale of handsets	-	(16,244)	-
Pension plan	(4,386)	(835)	(2,507)
Exchange of shares for minority interest:
Adjustment to fixed assets	(98,713)	(98,714)	(101,671)
Accumulated depreciation	67,038	57,455	44,758
Adjustment to concession	68,621	38,336	-
Amortization of concession	(5,986)	(3,263)	-
FISTEL fees	(103,422)	(49,223)	(30,457)
Value of fixed assets net of depreciation – capital leases	35,331	42,196	40,800
Capital Lease obligations	(641)	(16,733)	(42,287)
Derivative contracts	(64,991)	(126,552)	(884,507)
Present value of long-term accounts receivable	-	-	-
Interest capitalized on license acquisition costs	42,006	42,006	42,006
Amortization of license acquisition costs	6,130	11,949	21,118
Deferred assets, net of accumulated amortization	(166,438)	(203,317)	(208,070)
Advance to affiliate	(15,584)	(44,461)	-
Donations	(859)	-	-
Acquisitions:
Acquisition of GT and Holdings	(50,042)	43,179	141,133
Acquisition of TCO	62,630	(5,079)	-
Deferred taxes on the above adjustments	10,505	54,651	265,732
Minority interest on the above adjustments	(2,339)	20,189	-

U.S. GAAP shareholders’ equity	2,735,647	3,231,995	3,307,307

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Supplementary balance sheet information U.S. GAAP:
Total assets	14,226,289	13,546,493	10,202,052

Current liabilities	5,641,371	6,308,030	3,740,198

Noncurrent liabilities	2,876,896	2,905,685	3,154,547

Net property, plant and equipment	5,649,653	4,738,316	2,794,497

Changes in the Consolidated Shareholders’ Equity under U.S. GAAP

	2004	2003	2002

Shareholders’ equity under U.S. GAAP as of beginning of the year	3,231,995	3,307,307	2,430,880

Capital increase	-	-	2,367,376
Taxes adjustments on special premium reserve	-	22,083	-
Expired dividends	4,363	1,355	4,715
Net loss	(500,711)	(98,750)	(1,495,664)
Dividends and interest on capital	-	-	-

Shareholder's’ equity under U.S. GAAP as of ending of the year	2,735,647	3,231,995	3,307,307

38.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

	a.	Pension and Other Postretirement Benefits

As described in Note 30 and 37e., the Company’s employees receive pension and postretirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a November 30 measurement date for the majority of its plans assets. Disclosures on the Company´s contributions to defined contribution and multiemployer plans are included in Note 30.

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

Change in benefit obligation
	2004	2003

Benefit obligation at beginning of year	47,671	8,942
Service cost	1,503	1,786
Interest cost	5,293	4,610
Actuarial (gain) loss	(417)	1,116
Benefits paid	(1,346)	(1,113)
Acquisitions (TCO Plans)	-	32,330

Benefit obligation at end of year	52,704	47,671

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Change in plan assets
	2004	2003

Fair value of plan assets at beginning of year	46,190	8,255
Actual return on plan assets	10,984	9,793
Actual contributions	1,088	1,370
Benefits paid	(1,346)	(1,113)
Acquisitions (TCO Plans)	-	27,885

Fair value of plan assets at end of year	56,916	46,190

Reconciliation of funded status
	2004	2003

Funded status	(4,212)	1,481
Unrecognized net actuarial gains	14,825	8,985
Unrecognized net transition obligation	(5,867)	(6,444)

Net amount recognized	4,746	4,022

Amounts recognized in the statement of financial position of:
	2004	2003

Prepaid benefit cost	(1,061)	(1,139)
Accrued benefit cost	5,807	5,161

Net amount recognized	4,746	4,022

The accumulated benefit obligation for all defined benefit pension plans was R$51,780 and R$46,561 in 2004 and 2003, respectively.

     Information for pension plans with an accumulated benefit obligation in excess of plan assets:

		2004	2003

Projected benefit obligation		-	36,143
Accumulated benefit obligation		-	35,480
Fair value of plan assets		-	33,672

Components of net periodic pension cost and other benefit cost
	2004	2003	2002

Service cost (net of employee contributions)	1,493	1,768	21
Interest cost on PBO	5,293	4,610	693
Expected return on assets	(5,411)	(5,245)	(904)
Amortization of initial transition obligation	578	577	42
Amortization of gains	(144)	(286)	(142)

Net periodic pension cost and other benefit cost	1,809	1,424	(290)

Assumptions:
	2004	2003	2002

Discount rate for determining projected benefit obligations	11.30%	11.30%	11.30%
Rate of increase in compensation levels	7.10%	7.10%	8.15%
Benefit adjustments	5.00%	5.00%	5.00%
Expected long-term rate of return on plan assets	13.75%	11.83%	14.45%
Inflation	5.00%	5.00%	4.00%

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Plan assets

The Company’s weighted average pension plan asset allocations by asset category at the end of 2004 and 2003, and the target allocation for 2005, are as follows.

Asset category	Target Allocation for 2005	Percentage of Plan Assets at
		Year End

		2004	2003

Equity securities	15.0%	14.5%	14.3%
Loans	1.5%	1.4%	1.7%
Fixed income	83.5%	84.1%	84.0%

Total	100.0%	100.0%	100.0%

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

A summary of the SISTEL multiemployer defined benefit pension plan (inactive employees pension plan-PBS-A) as of December 31, 2004 and 2003, which the Company and its subsidiaries participate is as follows:

Inactive employees pension plan – PBS-A

	2004	2003

Funded status:
Accumulated benefit obligation
Vested	3,590,683	3,484,245

Projected benefit obligation	3,590,683	3,484,245
Fair value of plan assets	4,669,444	4,163,102

Funded status	(1,078,761)	(678,857)

     A summary of the SISTEL multiemployer postretirement benefits plan (health care plan – PAMA), which the Company and its subsidiaries participate, is as follows:

Health Care Plan – PAMA

	2004	2003

Funded Status:
Accumulated postretirement benefit obligation:
Active participants	17,094	25,678
Inactive participants	639,463	783,525

	656,557	809,203

Fair value of plan assets	491,809	456,509

Obligations in excess of plan assets	164,748	352,694

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Single-employer
Amount

2005	1,985
2006	2,293
2007	2,477
2008	2,676
2009	2,900
Years 2010-2014	18,098

b.	Summarized financial information for the Holdings

The following summarizes financial information under BR CL for the Holdings relating to the periods for which the Company’s investment in the Holdings was accounted for using the equity method of accounting.

2002

Net operating revenues	512,168
Operating loss	(770,908)
Net loss	(771,325)

c.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2004			2003

		Software	Customer		Software	Customer
	Concession	use rights	list	Concession	use rights	list

Gross	3,671,707	1,214,080	462,030	3,116,353	1,005,943	303,921
Accumulated amortization	(977,423)	(675,404)	(282,749)	(693,347)	(457,785)	(167,615)
Write-off	(89,533)	-	-	(89,533)	-	-

Net	2,604,751	538,676	179,281	2,333,473	548,158	136,306

Amortization expense	284,074	217,619	115,134	239,603	191,556	59,151

Amortization period	(a)	5 years	2 years	(a)	5 years	2 years

(a)	Amortized on a straight-line method over the concession period until April, 2013 for GT and until 2023 for TCO.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2005	606,296
2006	522,521
2007	319,373
2008	243,724
2009	243,489

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d.	Capital Leases

The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligations classified as capital leases are as follows:

Liabilities recorded in the balance sheet for U.S. GAAP purposes	641
Less current portion	(641)

Long-term capital lease obligation	-

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

2004

Property, Plant and Equipment:
Software	70,774
Less: accumulated amortization	(35,443)

35,331

e.	Concentration of Risks

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

At December 31, 2004, the Company budgeted capital expenditure commitments amounting to R$1,306.0 million, principally relating to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

Following is information on the Company’s reportable segments as of December 31, 2004:

	Telesp	Global	Tele Centro
	Celular	Telecom	Oeste	Other	Eliminations	Consolidated

Net operating revenue	4,329,088	801,513	2,210,426	-	-	7,341,027
Operating income(loss)	607,127	(177,296)	743,502	(493,633)	(460,077)	219,623
Net income (loss)	461,685	(180,348)	507,051	(490,144)	(788,388)	(490,144)
Total assets	6,107,360	2,869,606	4,916,514	6,557,235	(6,319,546)	14,131,169

h.	New accounting pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the Company’s financial position, cash flows and results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21 (Accounting for Revenue Arrangements with Multiple Deliverables). EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The Company prospectively adopted this EITF relating to free minutes given in connection to sales of handsets as from January 1st 2004 (See note 37 (n) (vii)).

Back to Contents

TELESP CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

* * * * * * * * * * *

Back to Contents

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ FRANCISCO JOSÉ AZEVEDO PADINHA

	Name:	Francisco José Azevedo Padinha
	Title:	Chief Executive Officer

By:	/s/ ARCADIO LUIS MARTÍNEZ GARCÍA

	Name:	Arcadio Luis Martínez García
	Title:	Executive Vice President for Finance, Planning and Control and Investor Relations Officer

Date:  April 15, 2005