Form 20-F
period 2005-12-31
Vivo Participacoes S.A.
filed 2006-04-10
CIK 1071337

As filed with the Securities and Exchange Commission on April 7, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 001-14493

VIVO PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

VIVO Holding Company

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Av. Doutor Chucri Zaidan 860, 04583-110

São Paulo, SP, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1 preferred share	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2005:

Title of Class	Number of Shares Outstanding
Common Stock	250,457,704
Preferred Stock	411,866,638

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                Accelerated Filer  ☐                Non-accelerated Filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒  No

INTRODUCTION

All references in this annual report to:

•	“1xRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1x technology, which pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) technology;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred stock. On April 1, 2005, TCP approved a reverse stock split in which every 2,500 preferred shares were converted into one preferred share. There were no reverse splits of ADRs. Thus, there were no fractional ADRs resulting from the reverse split. Since May 4, 2005, each ADR represents one (1) preferred share;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“ANATEL” are to Agência Nacional de Telecomunicações—ANATEL, the Brazilian telecommunication regulatory agency;

•	“BOVESPA” are to the Bolsa de Valores de São Paulo, the São Paulo stock exchange;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997 and by Law No. 10,303 of October 2001;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“CDMA 2000 1xEV-DO” are to a 3G (third generation) access technology with data transmission speed of up to 2.4 megabytes per second;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“GSM” are to the Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range;

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers;

•	“NYSE” are to the New York Stock Exchange;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by ANATEL to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range;

•	“SMS” are to text messaging services for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

i

•	“Telebrás” are to Telecomunicações Brasileiras S.A.—Telebrás;

•	“The Merger” are to the merger of the Vivo Companies as discussed in “Item 4—Information on the Company—Merger of the Vivo Companies”;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“Vivo,” “TCP,” “the Company,” “we,” “our” and “us” are to Vivo Participações S.A. (formerly known as Telesp Celular Participações) and its consolidated subsidiaries (unless the context otherwise requires);

•	“Vivo brand” are to the brand used in Brazil in the operations of the Vivo Companies, which together constitute the assets of the Brasilcel joint venture between Portugal Telecom and Telefónica Móviles;

•	“Vivo Companies” are to TCP (renamed Vivo Participações S.A.), TCO, TLE, TSD, and Celular CRT, collectively; and

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets.

TCP’s subsidiaries and other entities formerly under common control of Brasilcel include:

TCP subsidiaries

•	Telesp Celular S.A., also referred to as Telesp Celular or TC;

•	Global Telecom S.A., also referred to as Global Telecom or GT; and

•	Tele Centro Oeste Celular Participações, or TCO, which includes TCO’s B-Band subsidiary, NBT;

Entities formerly under common control of Brasilcel

•	Celular CRT Participações S.A. and its consolidated subsidiaries, or Celular CRT;

•	Tele Leste Celular Participações S.A. and its consolidated subsidiaries, or TLE; and

•	Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, or TSD;

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements as of December 31, 2005, 2004 and for the three years in the period ended December 31, 2005 have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian GAAP Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 37 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

Prior to 2003, we presented financial information in our annual report on Form 20-F using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. Beginning with the fiscal year ended December 31, 2003, we changed to the Brazilian Corporate Law Method because we do not primarily rely on price-level accounting in reporting to investors and regulatory authorities in Brazil. For consistency, we have presented all our financial information in this annual report, in accordance with the Brazilian Corporate Law Method. As a result, the financial information included in this annual report as of and for the year ended

ii

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

FORWARD LOOKING STATEMENTS

Certain sections in this annual report, principally in “Item 3.D.—Key Information—Risk Factors,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” contain information that is forward-looking, including but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights of way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks;

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

•	other factors identified or discussed under “Item 3.D.—Key Information—Risk Factors.”

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

The selected financial data as of December 31, 2005, 2004 and for the three years in the period ended December 31, 2005 included in this annual report have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of December 31, 2003, 2002 and 2001 and for the two years in the period ended December 31, 2002 included in this annual report have been derived from our audited financial statements and notes thereto audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. See “Presentation of Financial Information” above for additional information.

In April 2003, we acquired 64.03% of the outstanding voting capital stock of TCO. We acquired additional shares of voting capital stock of TCO in a public tender offer in November, 2003, bringing the percentage of TCO’s outstanding voting capital stock we owned to 86.19%. Since May 1, 2003, TCP has consolidated TCO’s results due to the acquisition of its control. In October 2004 we acquired additional preferred shares of TCO in a second public tender offer. In July 2005, we acquired additional shares of voting capital stock of TCO in a capital increase bringing our percentage ownership of TCO’s voting capital stock to 90.59% (accounting for treasury shares that were canceled in July 2005).

In February, 2006, TCO became a wholly-owned subsidiary of TCP (at which time TCP was renamed Vivo Participações S.A., or Vivo) pursuant to the Merger (as defined in “Item 4.A.—Information on the Company—Our History and Development”), whereby holders of common shares, preferred shares or (where applicable) ADSs of TCO and the other constituent companies received common shares, preferred shares or ADSs, respectively, of TCP. The Merger was completed on March 30, 2006 and on March 31, 2006 our shares began being traded under Vivo’s ticker on the BOVESPA and NYSE. Vivo became the holding company of TCO and of the subsidiaries of the other companies. See “Item 4.A.—Information on the Company—Our History and Development” below for additional information on the Merger.

Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See note 36 to our consolidated financial statements for a summary of (i) the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, (ii) a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2005 and 2004, and (iii) our net gain for the year ended December 31, 2005 and net loss for the years ended December 31, 2004 and 2003.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5.—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais, except per share data)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	7,473.1	7,341.0	6,046.3	3,415.0	2,966.1
Cost of services and goods sold	(3,357.5)	(3,326.2)	(3,020.5)	(1,739.4)	(1,724.2)
Gross profit	4,115.6	4,014.8	3,025.8	1,675.6	1,241.9
Operating expenses:
Selling expenses	(2,626.5)	(1,909.3)	(1,264.9)	(526.9)	(537.3)
General and administrative expenses	(659.4)	(620.6)	(561.3)	(343.2)	(317.5)
Other net operating income (expenses)	(343.0)	(169.9)	(145.0)	(39.8)	(41.1)
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	486.7	1,315.0	1,054.6	765.7	346.0
Equity in losses of unconsolidated subsidiary	—	—	—	(890.7)	(653.6)
Net financial expenses	(917.6)	(1,095.4)	(1,133.5)	(808.4)	(541.5)
Operating income (loss)	(430.9)	219.6	(78.9)	(933.4)	(849.1)
Net non-operating income (expenses)	(65.3)	(51.2)	(25.7)	10.0	(0.4)
Extraordinary item	—	—	—	(170.8)	(278.8)
Income (loss) before income taxes and minority interests	(496.2)	168.4	(104.6)	(1,094.2)	(1,128.3)
Income taxes	(246.1)	(327.1)	(277.9)	(46.5)	14.7
Minority interests	(166.9)	(331.5)	(257.7)	—	—
Net income (loss)	(909.2)	(490.2)	(640.2)	(1,140.7)	(1,113.6)
Net income (loss) per shares	(1.3728)	(0.00042)	(0.00055)	(0.00097)	(0.000243)
Dividends declared per thousand preferred shares (R$)	—	—	—	—	—
Dividends declared per thousand common Shares (R$)	—	—	—	—	—
U.S. GAAP
Net operating revenue	9,454.5	10,019.7	7,886.5	4,575.0	3,619.6
Operating income	714.5	1,165.4	951.4	328.8	198.0
Net financial expenses	(913.6)	(985.8)	(345.2)	(1,149.6)	(743.5)
Equity in losses of unconsolidated subsidiaries	—	—	—	(759.1)	(733.8)
Net non-operating income (expenses)	(15.0)	(7.2)	(7.0)	9.8	(0.4)
Extraordinary item, net of tax	—	—	—	—	(12.7)
Income (loss) before income taxes, minority interests and extraordinary item	(214.1)	172.4	599.2	(1,570.1)	(1,288.9)
Income taxes and minority interest	(382.7)	(673.1)	(698.0)	74.4	97.5
Extraordinary item, net of tax	—	—	—	—	(12.7)

Net income (loss)	(596.8)	(500.7)	(98.8)	(1,495.7)	(1,204.1)

Basic and diluted net income (loss) per shares—common(2)	(2.56)	(3.06)	(0.60)	(15.58)	(18.80)
Weighted average common shares outstanding(2)	232,737,408	163,753,546	163,753,546	163,753,546	64,055,598

Weighted average preferred shares outstanding(2)	410,109,272	304,960,195	304,960,195	178,807,226	119,291,510

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Cash Flow Data:
Cash flows from operating activities	1,469.8	1,307.3	1,459.7
Cash flows from investing activities	(1,718.2)	(2,291.4)	(1,643.3)
Cash flows from financing activities	(76.8)	1,006.1	1,324.6

	As of December 31,
	2005	2004	2003	2002	2001
	(in millions of reais, except for per share data)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	5,993.4	5,603.0	5,240.8	4,770.7	3,695.8
Total assets	13,786.7	14,139.4	13,624.7	9,654.4	6,872.2
Loans and financing	5,193.0	4,963.2	6,289.2	4,460.8	2,580.1
Shareholders’ equity	4,015.2	2,907.4	3,393.2	4,010.0	2,742.6
Capital Stock	6,670.2	4,373.7	4,373.7	4,373.7	1,873.3
Number of shares as adjusted to reflect changes in capital	662,325	1,171,784,352	1,171,784,352	1,171,784,352	458,367,772
U.S. GAAP
Property, plant and equipment, net	6,075.3	5,649.7	4,738.3	2,794.5	2,978.0
Total assets	14,469.3	14,226.3	13,546.5	10,202.0	7,218.3
Total liabilities	9,252.1	8,518.3	9,213.7	6,894.7	4,787.4
Shareholders’ equity	4,138.9	2,735.6	3,232.0	3,307.3	2,430.9
Capital stock	6,670.2	4,373.7	4,373.7	4,373.7	1,873.3
Number of shares as adjusted to reflect changes in capital	662,325	468,714	468,714	468,714	183,347

(1)	Interest on shareholder’s equity is includes as part of the dividends and presented net of taxes.
(2)	As a result of the corporate restructuring completed on January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of intangibles related to our concession that was transferred through the Merger. The numbers of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included on the basis of purposes of calculating diluted earnings per share for the year ended December 31, 2001, 2002 , 2003, 2004 and 2005. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for all periods presented as their effect would have been anti-dilutive. As described in Note “i” to the Company’s financial statements, for the year ended December 31, 2005, the Company adopted Emerging Issues Task Force—EITF No. 03-6, “Participating Securities and the Two-class” Method under FASB Statement No. 128.” Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Prior period earnings per share amounts presented for comparative purposes were restated to conform to the current year presentation. Additionally, loss per share and share amounts for all periods retroactively reflect the effect of the reverse stock split described in Note “i” to the Company’s financial statements.

Exchange Rates

Before March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

With the enactment of Resolution No. 3,265 dated March 4, 2005 by the National Monetary Council both markets were consolidated into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out in this single consolidated market, through institutions authorized to operate in such market.

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

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$
	Low	High	Average(1)	Year-End
Year ended December 31,
2001	1.936	2.801	2.352	2.320
2002	2.271	3.955	2.931	3.533
2003	2.822	3.662	3.071	2.889
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.434	2.341

Source:    Central Bank of Brazil, PTAX.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month Ended
October 31, 2005	2.234	2.289
November 30, 2005	2.163	2.252
December 31, 2005	2.180	2.374
January 31, 2006	2.212	2.346
February 28, 2006	2.118	2.222
March 31, 2006	2.107	2.224

Source:    Central Bank of Brazil, PTAX.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Uncertainty as to future government policies may contribute to an increase in the volatility of the Brazilian securities markets and securities issued abroad by Brazilian companies. The Brazilian economy grew 2.3% in 2005, 4.9% in 2004 and 0.5% in 2003. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail. We cannot predict Brazil s monetary, tax, social security and other policies, nor if such policies will cause an adverse impact to the economy and to our business and results of operations or the market price of our preferred shares and ADSs.

Tax reforms may affect our prices.

The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiaries to us and on our revenues and operating results.

Political instability may have an adverse impact on the Brazilian economy.

Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our preferred shares and ADSs.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2005, the general price index, or the IGP-DI (the lndice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 1.22%, compared to 12.13% in 2004 and 7.7% in 2003.

Future measures taken by the Brazilian government may have an adverse impact on the Brazilian economy, our business, financial condition and results of operation, or on the market price of our preferred shares and ADSs. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected. In addition, high inflation generally leads to higher domestic interest rates and, as a result, the cost of servicing our real-denominated debt may increase. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated by 15.7% and 34.3% against the U.S. dollar in 2001 and 2002, respectively. In 2003 and 2004, the real appreciated against the U.S. dollar by 22.3% and 8.8%, respectively, and in 2005 the real appreciated by 11.8% against the U.S. dollar.

Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on our preferred shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

Devaluation of the real relative to the U.S. dollar may increase the cost of our indebtedness in foreign currency. It would also reduce the U.S. dollar value of our revenues and distribution of dividends. As of December 31, 2005, TCP had R$5.2 billion in consolidated total debt, of which approximately 62% was denominated in foreign currencies, such as the U.S. dollar, Japanese yen and the UMBNDES (an index of several currencies predominantly influenced by the U.S. dollar). Significant costs relating to our network infrastructure and handset costs are payable or linked to payment by us in U.S. dollars. At the same time, while our foreign currency debt obligations were covered by derivative contracts as of December 31, 2005 and we may derive income from these and other derivative transactions, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, Japanese yen and UMBNDES, our debt becomes more expensive to service and it becomes more costly for us to acquire the technology and the goods that are necessary to operate our business. Although we currently hedge our foreign currency debt, we may decide to change our hedging policy in the future. In addition, when the value of the real increases relative to the U.S. dollar, Japanese yen and UMBNDES, the decrease in the cost of servicing our debt is offset by our losses on the derivatives associated with it. See “Item 3.—Key Information—Exchange Rates” for more information on exchange rates.

Fluctuations in interest rates may have an adverse effect on our business and on the market price of our preferred shares and ADSs.

Between February and July 2002, the Central Bank reduced the basic interest rate from 19% to 18%. Between October 2002 and February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5%. In June 2003 the Central Bank started again reducing the basic interest rate. In 2004 and in the first months of 2005 the Central Bank increased the basic interest rate. As of December 31, 2005, the basic interest rate is 18%. As of December 31, 2005, TCP’s total indebtedness was R$5,193.0 million. Approximately 38% of such indebtedness is denominated in reais and mostly pegged to the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. All other debt was denominated in foreign currencies and fully covered by derivative contracts so that the final cost of the debt and the associated derivative is the CDI rate. As a consequence, an increase in the CDI interest rates and inflation indexes would increase the costs of our debt, which could adversely affect the market’s perception of the value of our shares.

Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt.

The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazilian foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, or IMF, and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency-denominated obligations.

Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Any adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, including our preferred shares and ADSs, causing the market price and liquidity of those securities to suffer.

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our business is subject to extensive government regulation, including any changes that may occur during the period of our concession to provide telecommunication services. ANATEL, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

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

Our results have been affected, and may continue to be affected in the medium and long term, as a result of the new SMP rules.

In 2002, ANATEL changed the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, regime (first enacted in December 2000), encouraging companies operating under the Mobile Cellular Service (Serviço Móvel Celular), or SMC, regime to migrate to the SMP regime.

Under the SMP regime, we no longer receive payments from our customers for outbound long-distance traffic but receive payments for the use of our network in accordance with a network usage payment plan. However, the interconnection fees that we receive from long-distance operators may not compensate us for the revenues that we would have received from our customers for outbound long-distance traffic. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate their interconnection charges. Now, free negotiation is the rule, subject to ANATEL regulations relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July, 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement in respect of VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement and in March, 2006, approved another provisional agreement for VU-M fees for long-distance calls, or VC-2 and VC-3. ANATEL is currently studying a new model to determine values for interconnection fees and is expected to have completed such model by mid-2007. This model is expected to set fees according to respective costs of current market participants.

In addition, under the SMP regime, an SMP operator used to pay for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage. As a result, if the traffic we terminate for other SMP operators exceeds the traffic they terminate for our company, our revenues and results of operations may be affected. In the twelve months ended December, 31, 2005, for example, this regulatory change contributed to a decrease in our revenues from interconnection fees charged to other companies. See “Item 5—Operating and Financial Review and Prospects.”

At various times, there have been discussions about reversing the billing system described in the previous paragraph or, alternatively, taking it further by eliminating all payments for network usage between SMP networks. This rule remains in effect under Resolution nº 408, published by ANATEL in 2005, which sets forth the partial “bill and keep” rule in respect of payments for interconnection among SMP networks, although a fully developed cost-model has not yet been developed or implemented. We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change could have an adverse effect on our results of operations.

If the inflation adjustment index now applied to our prices is changed, the new index may not be adequate.

The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the telecommunications industry. Beginning in 2007, we expect the Brazilian government to begin to regulate the telecommunications industry based on a model that would analyze companies costs based on a hypothetical company s costs and other factors. In connection with the introduction of this model, the Brazilian government may use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), beginning in 2008. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

ANATEL’s proposal regarding the consolidation of prices could have an adverse effect on our results.

ANATEL has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results. The public consultation period on ANATEL’s proposal ended on October 18, 2004, but final regulations have not been promulgated except for the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”), the Regulation of Separation and Allocation of Costs (Resolution number 396/2005) and the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”). The proposals that may adversely affect our results are (1) a proposal that two SMP providers controlled by the same economic group receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks, (2) a proposal for new negotiation rules for VU-M prices by which ANATEL would have a role in determining prices rather than the current, free-market negotiation of prices and (3) a proposal for VU-M price unification among SMP providers of the same economic group having significant market power according to criteria still to be defined. If these regulations take effect, they would have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, (2) ANATEL may allow more favorable prices for economic groups without significant market power and (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues.

ANATEL’s Public Consultation number 642 of 2005 relates to alterations in the regulation of SMP. While counter arguments thereunder must have been sent to ANATEL before January 16, 2006, none have been made. In the proposed regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards; an extension of the period for blocking use by insolvent customers and a limiting of the period of time after which customers may leave service plans. We have presented our arguments to ANATEL against the proposals that may have adverse effects on our business. If these new regulations take effect, they may have adverse effects on our revenues and results of operations.

We face substantial competition that may reduce our market share and harm our financial performance.

There is substantial competition in the telecommunications industry. We not only compete with companies that provide SMP service and trunking but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of SMP services for these other services.

We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. If we do not keep pace with technological advances, or if we fail to respond timely to changes in competitive factors in our industry, we could continue to lose market share and could suffer a decline in our revenue. Competition from other SMP communications service providers in the regions in which we operate has also affected, and may continue to affect, our financial results by causing, among other things, a decrease in our customer growth rate, decreases in prices and increases in selling expenses.

These factors have already contributed to a negative effect on our market share and our results of operations and could have a material adverse effect on our business and results of operations in the future. As a result of competitive pressures, for example, our market share decreased from 51.4% as of December 31, 2004 to 45.2% as of December 31, 2005, and our market share of net additions to our customer base decreased from 40.0% for the twelve months ended December 31, 2004 to 24.8% for the twelve months ended December 31, 2005. In addition, our net additions of customers decreased 40.6% from the twelve months ended December 31, 2004 to the twelve months ended December 31, 2005. Similarly, the market share of TCO, TLE, TSD and Celular CRT in their authorized areas declined in the same period, and the market share of net additions to the customer base of these companies declined significantly. Net additions of customers of each of these companies also declined significantly from the twelve months ended December 31, 2004 to the twelve months ended December 31, 2005. In addition, our selling expenses for the twelve months ended December 31, 2005 grew at a significantly higher rate than our net operating revenue compared to the twelve months ended December 31, 2004, and similar trends existed at each of TCO, TLE, TSD and Celular CRT.

Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within our market. We may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

In September 2004, Brasil Telecom, the fixed-line incumbent in nine states in Brazil and the Federal District (ANATEL s Region II), launched GSM operations in those states. Brasil Telecom s authorization area overlaps with TCO’s in the Brazilian Federal District and in the states of Acre, Goias, Mato Grosso, Mato Grosso do Sul, Rondonia and Tocantins, overlaps with all of Global Telecom s authorization area (the states of Paraná and Santa Catarina) and overlaps with Celular CRT s authorization area. The entrance of Brasil Telecom into these markets will increase the competition that Global Telecom, Celular CRT and TCO face in some states. Brasil Telecom has announced that its marketing strategy will be the convergence between its fixed and mobile services, and it is the only company in those states that offers both fixed and cellular services. The entrance of Brasil Telecom into the cellular markets in these states will increase competition for Global Telecom, Celular CRT and TCO and could have a material adverse effect on our results of operations.

Our results of operations have been negatively affected by a decrease in our customer growth and could also be affected if our rate of customer turnover increases.

Our rate of acquisition of new customers has declined significantly, primarily due to competition and increased market penetration. For example, our net additions of customers decreased 40.6% from the twelve months ended December 31, 2004 to the twelve months ended December 31, 2005 due to a decrease in the rate of addition of new prepaid customers to 1,530,000 new prepaid customers in the twelve months ended December 31, 2005, compared to 2,982,000 new prepaid customers in the comparable period of the prior year. This decrease in the rate of new additions of customers has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and our rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

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

Certain debt agreements of our subsidiaries, including TCO and its subsidiaries, contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. After the Merger, the ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure you that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. The existing debt agreements also contain cross-default provisions, so that in certain circumstances, if an event of default occurs under any subsidiary’s agreement, the lenders could elect to declare all amounts outstanding under all of such subsidiary’s agreements to be immediately due and payable, enforce their interests against collateral pledged under the agreements and, in certain circumstances, restrict their ability to make additional borrowings.

Our controlling shareholders have a great deal of influence over our business.

As of December 31, 2005, PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, owned, directly and indirectly, approximately 92.5% of our common shares and 66.1% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends.

In addition, Portugal Telecom and Telefónica Móviles share their participation in us equally. Any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

Brasilcel and its subsidiaries hold 89.03% of our common shares after the Merger (accounting for that 16,010 preferred shares of dissenting TCP shareholders, totaling R$104,385.20, were purchased from the dissenters and will be sold back into the market, at our discretion, but in all cases within 6 months, as required by Brazilian law.

Improper use of our network can adversely affect our costs and results of operations.

We incur costs associated with the unauthorized use of our wireless networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs and payments to other carriers for non-billable fraudulent roaming. See “Item 4.A—Information on the Company—Fraud Detection and Prevention” of this annual report for more information regarding the improper use of our network and our efforts to prevent it. Improper use of our network can also increase our selling expenses if we have to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Our subsidiary TCO, for example, recently increased its provision for doubtful accounts more than TLE, TSD and Celular CRT because of previously undetected improper use of TCO’s network. Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

The cellular industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for the deployment of radio frequency transmission stations that will supersede the existing state and municipal laws. The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

Our investment in Global Telecom S.A. has adversely affected, and is expected to continue to adversely affect, our financial performance.

Our investment in Global Telecom S.A. presents operational and financial risks. Global Telecom started operations in 1999, and its principal competitor in its concession area has been in operation for a longer period of time and has a larger market share in that area. Global Telecom has had substantial net losses of R$270.6 million in 2005 (R$180.3 million in 2004 and R$436.0 million in 2003) resulting in significant part from indebtedness and increased expenses in connection with the rapid expansion of its network infrastructure and upgrading its marketing and commercial capabilities.

Our investment in Global Telecom S.A. is expected to continue to have a material effect on our financial condition and results because of the indebtedness we incurred to make the investment. Global Telecom (which began operations in December 1998) has reported net losses for each of the three years ended December 31, 2005.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters”

In addition, pursuant to the Merger, we assumed the liabilities of TLE, TSD and Celular CRT, including the risks they face from litigation. TCP will assume the liabilities of TLE, TSD and Celular CRT and will assume all the risks relating to those liabilities. See “—Risks Relating to the Merger,” below.

We may be required to record impairment charges relating to goodwill and long-lived assets in the future for purposes of U.S. GAAP.

For U.S. GAAP purposes, we are required to test our goodwill for impairment at least annually. The difference between the book value of a reporting unit under U.S. GAAP and its market value may indicate that an impairment exists. This impairment test is described in Note 36.d to our unaudited condensed consolidated interim financial statements included in this prospectus. TCP, in particular, has substantial goodwill, including goodwill relating to TCO with a carrying value of R$717.7 million as of December 31, 2005. We expect that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of those assets exceeds their fair market value for purposes of U.S. GAAP. This annual impairment test is also described in Note 36.d to our unaudited condensed consolidated interim financial statements included in this prospectus. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges relating to our long-lived assets in future periods, and this could have an adverse effect on our operations.

Risks Relating to Our Securities

Holders of our preferred shares or ADSs may not receive any dividends.

According to Brazilian Corporate Law and our bylaws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. However, we were unable to pay minimum dividends in for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 because we had net losses. In addition, according to Brazilian Corporate Law, we need not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. See Part Six: Shareholder Rights Description of TCP Capital Stock Allocations of Profits.

Since we are a holding company, our income consists of distributions from our subsidiaries in the form of dividends or other advances and payments. We do not generate our own operating revenues, and we are dependent on dividends and other advances and payments for our cash flow, including to make any dividend payments or to make payments on our indebtedness.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

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

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

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

Actual or anticipated sales of a substantial number of our ADSs could decrease the market prices of our ADSs.

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

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.

Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of US$482.1 billion as of December 31, 2005, and an average monthly trading volume of approximately US$13.8 billion for the first twelve months of 2005.

In comparison, the NYSE had a domestic market capitalization of US$13.3 trillion (excluding funds and non-U.S. companies) as of December 31, 2005. A liquid and active market may never develop for our common shares, preferred shares or the ADSs, and as result the ability of holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporate Law. Our corporate affairs are governed by our bylaws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. The rights under Brazilian Corporate Law of a holder of our common shares or preferred shares to protect its interests with respect to actions by us or our directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions. In addition, holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporate Law.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares, preferred shares or ADSs at a potential disadvantage. In addition, the disclosure required of public companies in Brazil may be less complete or informative than that required of public companies in the United States or in certain other countries.

Our preferred shares and our ADSs generally do not have voting rights.

In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. In accordance with Brazilian Corporate Law and our bylaws, holders of preferred shares will have full voting rights in the event that we do not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until we again pay minimum dividends.

Because we did not pay minimum dividends for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, the holders of preferred shares have been able to exercise voting rights since the general shareholders’ meeting held in March 2004. However, once we again pay minimum dividends, those voting rights will cease. See “Item 10.B.—Additional Information—Memorandum and Articles of Association.”

Holders of our ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary to do so, and they may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. If voting instructions for all or part of the ADSs are not received timely by the depositary, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

You will not be able to exercise the preemptive rights relating to our preferred shares underlying any ADSs you own unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights see “Item 10.—Additional Information.”

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

Holders of our ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Brazilian Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 5.—The Merger Material Tax Considerations Brazilian Tax Considerations.”

Risks Relating to the Merger

As a result of the Merger, TCP assumed the liabilities of TLE, TSD and Celular CRT and assumed all the risks relating to those liabilities.

You should be aware that because TCP assumed the liabilities of TLE, TSD and Celular CRT as a result of the Merger of these targets with TCP, any existing known or unknown financial obligation, legal liability or other contingent liability or risk of each of TLE, TSD and Celular CRT became the responsibility of TCP. These liabilities could cause TCP to be required to make payments, incur charges or take other actions that could adversely affect TCP’s financial position and results of operations and the price of TCP’s securities. As a result, you should carefully consider the information about each of TLE, TSD and Celular CRT that is included in the sections on risk factors in Amendment No. 1 to the Form F-4 of TCP filed with the Commission on January 24, 2006 and in the Form 20-Fs of TLE and TSD filed with the Commission on April 15, 2005.

We are more leveraged than any of TCO, TSD or Celular CRT, and a significant portion of our cash flow will have to be used to service our obligations.

As of December 31, 2005, TCP, TCO, TSD and Celular CRT had R$5,652.8 million of consolidated total debt on a pro forma basis, only R$108.9 million of which was attributable to TCO, R$317.0 million to TLE, R$0 million to TSD and R$142.7 million to Celular CRT. We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Our indebtedness could, among other things:

•	require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from the Merger.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from the Merger. Based on the opinion of its external tax advisors, TCP believes that there are reasonable legal grounds to sustain that the receipt (resulting from the Merger) by a non-Brazilian holder of ADSs or by a U.S. person of common or preferred shares that are registered as foreign portfolio investments under Resolution 2,689/00 of the National Monetary Council or are registered as foreign direct investments under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case TCP would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders resident abroad. While such shareholders would not be directly liable to Brazilian tax authorities, TCP would be entitled to reimbursements from them. Alternatively there could be a withholding tax of 15% on interest paid on shareholders equity that shareholders will receive pursuant to the Merger.

The capital gain arising from the disposition of TCP’s shares registered as a direct foreign investment in Brazil could be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Central Bank of Brazil.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank of Brazil as a direct investment. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents.

ITEM 4.	INFORMATION ON THE COMPANY

A.	Our History and Development

General

We are incorporated under the laws of the Federative Republic of Brazil under the name Vivo Participações S.A., known as Vivo (and prior to the Merger, under the name Telesp Celular Participações S.A., or TCP). We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian Corporate Law. Our principal executive offices are located at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil. Our telephone number is +55 11 5105-1182, our facsimile number is +55 11 5105-2247, and our website is www.vivo.com.br. The information on our website is not part of this Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

According to market share data published by ANATEL, we are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telesp Celular S.A., or Telesp Celular; Global Telecom S.A. or Global Telecom; Tele Centro Oeste S.A., or TCO; and the subsidiaries of Celular CRT Participações S.A., or Celular CRT; Tele Leste Celular Participações S.A., or TLE; and Tele Sudeste Celular Participações S.A., or TSD;

The following chart shows our corporate structure as of December 31, 2005:

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

In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System. In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all of the predecessor companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the new holding companies. TCP was one of the new holding companies. TCP was allocated all of the share capital held by Telebrás in Telesp Celular, one of the cellular operating companies that had provided cellular telecommunications service in the state of São Paulo since 1993. The Brazilian government’s common shares of Telesp’s capital stock were purchased by the Portugal Telecom group.

Global Telecom

Global Telecom is a B Band cellular concessionaire in the states of Paraná and Santa Catarina. Global Telecom began commercial operations in December 1998. In February 2001, we acquired an 81.61% indirect economic interest in Global Telecom for R$902 million. On December 27, 2002, we acquired the remaining shares of Global Telecom for R$290.3 million.

Brasilcel

TCP is controlled by Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, a joint venture between Portugal Telecom and Telefónica Móviles. Through the Vivo Companies, this joint venture controls 34.5% of the total market in Brazil, according to ANATEL, with 29.8 million customers as of December 31, 2005, according to market share data published by ANATEL. Its operations cover an area of approximately 136 million inhabitants, or 73.7% of the Brazilian population, and approximately 83.3% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in the following companies:

•	TCP

TCP controls an A Band operator in the state of São Paulo, Global Telecom, a B Band operator in the states of Paraná and Santa Catarina and Tele Centro Oeste Celular Participações S.A.

•	Tele Leste Celular Participações S.A. (“TLE”)

TLE, which controls A Band operations in the states of Bahia and Sergipe, was one of the operating subsidiaries of Telebrás that was spun off as an individual company in July 1998. It received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the states of Bahia and Sergipe, namely, Telebahia Celular and Telergipe Celular.

TLE was purchased by a consortium formed by Iberdrola Investimentos Sociedade Unipessoal Ltda., an investment company controlled by Iberdrola S.A. and Telefónica Internacional S.A., a subsidiary of Telefónica. On May 17, 1999, Iberoleste Participações S.A. purchased 3.07% of Telebahia’s capital stock and 6.54% of Telergipe’s capital stock in a tender offer. In February 2000, Telefónica and

Iberdrola transferred their shares to Iberoleste, maintaining their same percentage interest in the consortium. On April 5, 2001, Telefónica purchased all the capital stock directly and indirectly held by the Iberdrola Group in TLE.

•	Tele Sudeste Celular Participações S.A. (“TSD”)

TSD, which controls A Band operators in the states of Rio de Janeiro and Espírito Santo, was one of the operating subsidiaries of Telebrás that was spun off as an individual company in July 1998. TSD received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, namely, Telerj Celular and Telest Celular, respectively.

TSD was purchased by a consortium of Telefónica Internacional S.A., Iberdrola Investimentos Sociedade Unipessoal Ltda., NTT Mobile Communications Network, Inc. and Itochu Corporation. In May 2000, Telefónica acquired 67.51% of TSD’s capital stock through an exchange offer. On April 5, 2001, Telefónica purchased from the Iberdrola group, with the authorization of ANATEL, 7% of the capital stock of Sudestecel Participações S.A., a holding company that controlled TSD.

•	Celular CRT Participações S.A. (“Celular CRT”)

Celular CRT controls an A Band operator in the state of Rio Grande do Sul. Cellular telecommunications services were first offered in the state of Rio Grande do Sul in December 1992 by a business unit of Celular CRT—Companhia Riograndense de Telecomunicações. The fixed and cellular operations of Celular CRT were split on June 25, 1998, and the cellular operations were spun off as Celular CRT. On May 4, 1999, Celular CRT obtained its registration as a publicly-held company with the CVM for the trading of its shares on the over-the-counter market organized by Sociedade Operadora do Mercado de Ativos SOMA, starting on May 17, 1999. On September 8, 1999, Celular CRT registered with the Extremo Sul Stock Exchange and BOVESPA, pursuant to the applicable laws. The main shareholder of Celular CRT was the state of Rio Grande do Sul.

In 1996, the state of Rio Grande do Sul sold part of its stake in Celular CRT to Telefónica. In 1998, the remaining stake of the state of Rio Grande do Sul was sold to Telefónica. In 1999, Portugal Telecom subscribed a share capital increase of Celular CRT.

Acquisition of TCO

On April 25, 2003, TCP acquired 64.03%, of the outstanding voting capital stock of TCO from Fixcel S.A. for approximately R$1,505.6 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima. On May 25, 2003, in compliance with Brazilian legislation, we launched a tender offer for the common shares of TCO not owned by us. The acceptance period ended on November 18, 2003. As a result of the shares tendered, we acquired 74.2% of the outstanding available common shares at the price of R$16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2003 we held 90.73% of TCO’s ordinary shares, representing a 29.31% interest in TCO, excluding treasury stocks. We also announced the intention to launch an exchange offer for the remaining shares of TCO through which we would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions on to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January, 2004. See the sections “—TCO’s Corporate Restructuring” and “—Merger of the Vivo Companies,” below, for more information on developments to TCO since we acquired it.

Introduction of the Vivo Brand

In April 2003, Brasilcel launched the brand name “Vivo”, under which TCP, TCO, TLE, TSD and Celular CRT have been operating together ever since. The creation of the Vivo brand constituted a consolidation of the commercial models throughout the entire country into a common commercial strategy and replaced the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase its customer base as well as revenues by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy. Guided by a common management team, Vivo designs marketing, promotional and other initiatives common to all the companies and then tailors those activities to the particular markets of those companies.

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

VTO—Voluntary Public Tender Offer

On October 8, 2004, Telesp Celular Participações concluded its public tender offer (“VTO”) for up to 84,252,534,000 preferred shares of TCO by TCP. The number of preferred shares tendered in the VTO exceeded the maximum number to be acquired by TCP. Due to a pro-rata allocation, TCP purchased 0.5547 preferred shares for each preferred share tendered by a TCP holder. After the VTO, on January 7, 2005, the number of TCO shares held by TCP represents 32.76% of the total preferred shares and 50.65% of the total capital stock of TCO. Also under the VTO, Avista Participações Ltda., a subsidiary of Brasilcel, purchased:

•	common shares of TLE representing 10.0% of TLE’s total common shares and preferred shares of TLE representing 29.51% of TLE’s total preferred shares;

•	common shares of TSD representing 3.27% of TSD’s total common shares and preferred shares of TSD representing 4.89% of TSD s total preferred shares.

•	common shares of Celular CRT representing 4.48% of Celular CRT’s total common shares and preferred shares of Celular CRT representing 23.44% of Celular CRT s total preferred shares.

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

The capital increase was carried out in three subscription stages, with due regard to preemptive rights, and ended by an auction of the remaining shares held on January 4, 2005, which was confirmed by the Board of Directors at a meeting held on January 7, 2005, whereby the capital stock was increased to R$6,427,557,341.20, represented by 1,582,563,526,803 shares, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares. Following the rights offering, Brasilcel held 94.9% of our common shares, 50.0% of our preferred shares, and 65.7% of our total capital stock.

Brasilcel’s Capital Increases of TLE, TSD, and Celular CRT

In July 2005, Brasilcel and its affiliates acquired additional voting capital stock of TLE, TSD and Celular CRT in respective capital increases. As a result of those transactions, Brasilcel held:

•	68.72% of TLE s common shares, 40.95% of TLE’s preferred shares and 50.67% of TLE s total capital stock;

•	92.01% of TSD s common shares, 90.27% of TSD s preferred shares and 91.03% of TSD s total capital stock; and

•	90.57% of Celular CRT s common shares, 51.47% of Celular CRT s preferred shares and 68.77% of Celular CRT s total capital stock (excluding treasury shares).

Merger of the Vivo Companies

In February 2006, shareholders of the Vivo Companies approved their consolidation with one another through a Brazilian law procedure (the “Merger”) whereby TCO became a wholly-owned subsidiary of TCP pursuant to a merger of shares (incorporação de ações) of TCO and a merger of companies (incorporação de empresas) of TLE, TSD and Celular CRT with and into TCP, with TCP as the surviving company. Holders of common shares, preferred shares or (where applicable) ADSs of TCO, TLE, TSD and Celular CRT received common shares, preferred shares or ADSs, respectively, of TCP upon approval of the Merger by the requisite percentage of the voting shareholders of TCP, on one hand, and of TCO, TLE, TSD and Celular CRT, as applicable, on the other hand. Upon the completion of the Merger, TCP was renamed Vivo Participações S.A. and has become the holding company of TCO and of the remaining subsidiaries of TLE, TSD and Celular CRT.

The boards of executive officers (Conselhos de Administração) of each of the constituent companies to the Merger completed their respective approval processes for the Merger by December 4, 2005 and their respective shareholders approved the transaction as of February 22, 2006. The reasons for the Merger were to align the interests of the shareholders of TCP, TCO, and TLE, TSD and Celular CRT, which were previously under common control; to improve the liquidity of the resultant securities; to simplify the shareholding and organizational structure of the Vivo companies and expand its shareholder base; and to take advantage of important synergies among the companies, which were already operating under the common Vivo brand.

Pursuant to the Merger, Brasilcel and its subsidiaries now hold 89.03% of TCP’s common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, governing the Merger, TCP underwent a capital increase in the amount of R$2,631,136,636.01 as a result of the Merger, from R$6,670,152,498.26 to R$9,301,289,134.27. The agreements also provided that Celular CRT’s preferred shares held in treasury be transferred to TCP in connection with the Merger. At a TCP Shareholders’ Meeting held on February 22, 2006, TCP reduced its capital in the amount of R$3,147,782,181.54, from R$6,670,152,498.26 to R$3,522,370,316.72, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, which, in turn, allows a more accurate valuation of the company and opens a possibility for eventual future distributions of dividends. The total capital of TCP is R$6,153,506,952.73 due to an increase in the amount of R$2,631,136,636.01 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. dated December 4, 2005, which is included as an exhibit to this report.

CVM regulations permit the acquiror of a publicly held company to capitalize the tax benefits arising from the amortization of goodwill generated in the acquisition of that company, so long as preemptive rights are extended to the other shareholders of the publicly held company in connection with the capital increase. At the time of the Merger, any rights previously held by TCP, in connection with its existing investment in TCO, or by certain controlling shareholders, in the case of TSD, TLE and Celular CRT, to capitalize credits of such companies will remain in effect. As a result, upon the Merger TCP retained its prior rights to capitalize its credits in TCO and such controlling shareholders acquired the right to use their credits in future capital increases of TCP.

Capital Expenditures

The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
TCP
Switching equipment	343.2	380.1	167.2
Transmission equipment	589.8	450.7	232.8
Information technology	386.2	285.8	157.4
Others(1)	238.5	275.4	151.2

Total capital expenditures	1,557.7	1,392.0	708.6

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Telesp Celular
Switching equipment	216.2	175.9	131.0
Transmission equipment	313.2	172.8	122.3
Information Technology	360.4	251.5	101.9
Others(1)	120.9	158.9	100.5

Total capital expenditures	1,010.7	759.1	455.7

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Global Telecom
Switching equipment	25.4	47.5	10.3
Transmission equipment	126.9	124.5	45.5
Information Technology	6.4	15.7	16.8
Others(1)	30.9	26.8	18.8

Total capital expenditures	189.6	214.5	91.4

	Year ended December 31, 2005
	(in millions of reais)
TCO
Switching equipment	101.6	156.7	25.9
Transmission equipment	149.7	153.4	65.0
Information Technology	19.4	18.6	38.7
Others(1)	86.7	89.7	31.9

Total capital expenditures	357.4	418.4	161.5

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
TLE
Switching equipment	29.9	39.2	12.2
Transmission equipment	56.8	27.7	16.5
Information technology	5.6	6.1	8.5
Others(1)	35.9	30.5	34.0

Total capital expenditures	128.2	103.5	71.2

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
TSD
Switching equipment	90.2	90.6	59.3
Transmission equipment	112.8	64.8	161.0
Information technology	11.6	—	3.4
Others(1)	82.5	85.9	31.2

Total capital expenditures	297.1	241.3	254.9

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Celular CRT
Switching equipment	59.7	72.2	23.1
Transmission equipment	119.3	84.5	101.9
Information technology	4.2	—	—
Others(1)	56.2	47.6	17.7

Total capital expenditures	239.4	204.3	142.7

(1)	Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

Our combined capital expenditure estimate for 2006 is approximately R$1.1 billion including investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, besides seeking the constant improvement of the quality of services provided to our customers.

We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5B.—Liquidity and Capital Resources.”

B.	Business Overview

According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our subsidiaries, Telesp Celular, Global Telecom and TCO, as well as that of the operations we acquired through the Merger from TLE, TSD and Celular CRT. Telesp Celular is the leading cellular operator in the state of São Paulo and in Brazil. Global Telecom is a cellular operator in the states of Paraná and Santa Catarina. TCO is the leading cellular operator in the states of Acre, Amazonas, Amapá, Distrito Federal, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins. As of the Merger TLE was a leading provider of cellular telecommunications services in the states of Bahia and Sergipe through its subsidiaries Telebahia Celular S.A., or Telebahia, and Telergipe Celular, or Telergipe, which have become part of TCP pursuant to the Merger. As of the Merger, TSD was a leading provider of cellular telecommunications services in the states of Rio de Janeiro and Espirito Santo through its subsidiaries Telerj Celular S.A., or Telerj, and Telest Celular S.A., or Telest, which have become part of TCP pursuant to the Merger. Immediately prior to the Merger, Celular CRT Participações S.A. was a leading provider of cellular telecommunications services in the state of Rio Grande do Sul through its subsidiary Celular CRT S.A. part of TCP pursuant to the Merger.

Telesp Celular uses a frequency range known as A Band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. At December 31, 2005, Telesp Celular had 10,476 million cellular lines in service, which represented a 13.5% increase from December 31, 2004, and a market share of approximately 49.2% in São Paulo.

Global Telecom uses a frequency range known as B Band that covers 59.0% of the municipalities in the states of Paraná and Santa Catarina and 92.3% of the population of Paraná and Santa Catarina. At December 31, 2005, Global Telecom had 2,910 million cellular lines in service, which represented a 12.8% net increase from December 31, 2004, and a market share of approximately 34.5% in those states.

Tele Centro Oeste Celular is the leading cellular operator, by number of customers, in its authorization area. TCO uses a frequency range known as A Band that covers 53.0% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins, and 90.6% of the population of those states. Tele Centro Oeste Celular, through its subsidiary, NBT, also uses a frequency range known as B Band that covers 33.3% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, and 70.6% of the population of those states. At December 31, 2005, Tele Centro Oeste Celular had 6,815 million cellular lines in service, which represented a 17.1% net increase from December 31, 2004, and a market share of approximately 45.5% in those states.

Through the operations acquired from TLE, we provide mobile telecommunications services in TLE’s areas on the A Band frequency range in an area with more than 15.9 million people, representing 8.6% of Brazil’s population, and encompassing 16 metropolitan areas with populations in excess of 100,000 people. These operations cover 33.1% of the municipalities and 70.3% of the population in this area. As of December 31, 2005, TLE and its subsidiaries had 1.5 million cellular lines in service and a market share of approximately 31.8% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by ANATEL.

Through the operations acquired from TSD, we provide mobile telecommunications services in TSD’s areas on the A Band frequency range in an area covering approximately 89,774 square kilometers, representing approximately 1.1% of Brazil’s territory. This area is home to more than 18.9 million people, representing 10.2% of Brazil’s population. These operations cover 100% of the municipalities in this area. As of December 31, 2005, TSD and its subsidiaries had 4.7 million cellular lines in service and a market share of approximately 42.6% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by ANATEL.

Through the operations acquired from Celular CRT, we provide mobile telecommunications services on the A Band frequency range in an area with more than 10.9 million people, representing 5.9% of Brazil’s population. As of December 31, 2005, Celular CRT had 3.4 million cellular lines in service and a market share of approximately 48.3% in its authorized area, estimated based on the total number of cellular lines in service in that area as published by ANATEL.

Our Operations

The following tables set forth information of Telesp Celular, Global Telecom, TCO, TLE, TSD and Celular CRT cellular telecommunications base, coverage and related matters at the dates and for the years indicated.

Telesp Celular

	Year ended December 31,
	2005	2004	2003
Cellular lines in service at year-end (in thousands)	10,476	9,232	7,495
Contract customers	1,779	1,603	1,475
Prepaid customers	8,696	7,629	6,020
Growth in cellular lines in service during year	13.5%	23.2%	23.7%
Churn(1)	18.7%	18.9%	22.7%
Estimated population of concession areas (in millions)(2)	39.7	39.1	38.0
Estimated covered population (in millions)(3)	39.7	38.5	37.4
Percentage of population covered(4)	100%	98.5%	98.5%
Penetration at year-end(5)	53.0%	42.7%	30.3%
Percentage of municipalities covered	100%	79.6%	76.7%
Average monthly minutes of use per customer(6)	81	93.0	107
Market share(7)	49.2%	55.2%	63.4%

Global Telecom

	Year ended December 31,
	2005	2004	2003
Cellular lines in service at year-end (in thousands)	2,910	2,579	1,691
Contract customers	366	298	280
Prepaid customers	2,543	2,281	1,411
Growth in cellular lines in service during year	12.8%	52.5%	43.7%
Churn(1)	20.0%	13.7%	19.4%
Estimated population of concession areas (in millions)(2)	16.1	15.9	15.5
Estimated covered population (in millions)(3)	14.9	14.0	12.8
Percentage of population covered(4)	92.3	88.0%	82.8%
Penetration at year-end(5)	51.4%	39.8%	24.0%
Percentage of municipalities covered	59.0%	42.3%	28.6%
Average monthly minutes of use per customer(6)	58	74	94
Market share(7)	34.5%	41.3%	45.0%

TCO

	Year ended December 31,
	2005	2004	2003
Cellular lines in service at year-end (in thousands)	6,815	5,820	4,112
Contract customers	970	945	950
Prepaid customers	5,845	4,875	3,162
Growth in cellular lines in service during year	17.1%	41.6%	34.1%
Churn(1)	19.2%	23.4%	25.1%
Estimated population of concession areas (in millions)(2)	33.8	33.0	31.8
Estimated covered population (in millions)(3)	27.1	25.5	24.2
Percentage of population covered(4)	80.4	77.2%	76.3%
Penetration at year-end(5)	44.0%	34.8%	23.3%
Percentage of municipalities covered	44.7%	41.3%	49.2%
Average monthly minutes of use per customer(6)	73	87	103
Market share(7)	45.5%	51.3%	55.6%

TLE

	Year ended December 31,
	2005	2004	2003
Cellular lines in service at year-end	1,477	1,320	1,126
Contract customers	323	292	291
Prepaid customers	1,154	1,028	835
Customer growth during the year	11.9%	17.3%	16.4%
Churn(1)	33.6%	35.3%	34.3%
Estimated population of region at year-end (million)(2)	15.8	15.6	15.3
Estimated covered population at year-end (million)(3)	11.1	10.8	10.4
Percentage of population covered at year-end(4)	70.3	69.3%	68.1%
Penetration at year-end(5)	29.2%	0.2%	13.4%
Percentage of municipalities covered	33.1	31.3%	30.6%
Average monthly minutes of use per customer(6)	89	89	106
Estimated market share(7)	31.8%	42.3%	55.2%

TSD

	Year ended December 31,
	2005	2004	2003
Cellular lines in service at year-end	4,740	4,376	3,709
Contract customers	1,476	1,259	1,156
Prepaid customers	3,264	3,117	2,552
Customer growth during the year	8.3%	18.0%	7.4%
Churn(1)	29.5%	31.3%	30.6%
Estimated population of Region at year-end (millions)(2)	18.8	18.6	18.1
Estimated covered population at year-end (millions)(3)	18.8	18.6	18.1
Percentage of population of Region covered at year-end(4)	100%	100%	100%
Penetration at year-end(5)	58.8%	49.1%	41.0%
Percentage of municipalities covered	100%	100%	100%
Average monthly minutes of use per customer(6)	92	99	112
Market share(7)	42.6%	47.7%	49.6%

Celular CRT

	Year ended December 31,
	2005	2004	2003
Cellular lines in service at year-end (in thousands)	3,387	3,215	2,523
Contract customers	829	788	687
Prepaid customers	2,558	2,427	1,836
Growth in cellular lines in service during year	5.3%	27.4%	21.4%
Churn(1)	21.7%	19.5%	21.7%
Estimated population of concession areas (in millions)(2)	10.5	10.3	10.1
Estimated covered population (in millions)(3)	10.0	9.9	9.7
Percentage of population covered(4)	96.0%	95.6	95.5
Penetration at year-end(5)	65.6%	55.2%	40.7%
Percentage of municipalities covered	69.9	55.2	40.0
Average monthly minutes of use per customer(6)	68	80	81
Market share(7)	48.3%	54.8%	60.0%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística—IBGE.
(3)	Number of people within our Region that can access our cellular telecommunications signal.
(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.
(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.
(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the average of lines in service during the relevant year (includes roaming in and excludes roaming out).
(7)	Estimate based on all lines in service in our Region at year end.

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

In addition, in 2004 we launched:

“Vivo Direto” service—this service allows users to make individual and group calls;

“Vivo Encontra” (LBS)—a group of location based services, including “Vivo Localiza,” using GPSOne as a location technology a service that allows users to locate each other;

“Vivo Aqui Perto”—a city-guide application;

“Vivo Agenda” (Synchronized Agenda)—this service allows users to back up their contact lists and to recover any information lost in case of robbery or loss;

“Vivo em Ação”—an alternative-reality game that encourages the client to use different ancillary services;

“Vivo Avisa” makes the client aware of calls missed when their phone is unavailable;

“Olho Vivo” (video monitoring)—(launched in March 2004), this was the first monitoring application in Brazil. Subscribers can see real-time images of a webcam connected to a PC through their personal mobiles at a rate of 4 frames per second;

“TV no Celular” (video streaming)—(launched in October 2004), this was the first application of streaming video in Brazil. Subscribers can see real-time audio and television images through their personal mobiles.

In addition, in 2005 we launched:

“Vivo Play 3G”—multimedia service that leverages the 3rd generation CDMA EV-DO network to provide users with downloading and streaming of video content as cartoons, news, soccer, adult content, weather forecasts and sitcoms exclusively created for mobile phones. The service also offers users the option to download full track music to mobile phones;

“Vivo Zap 3G”—a wireless broadband Internet access for computers and handhelds using PCMCIA cards or cell phones that achieves high data transfer rate up to 2.4 Mbps using the 3rd generation CDMA EV-DO network and giving users an experience similar to that achieved with wired broadband connections and with the advantage of mobility;

“Smart Mail”—a Wireless PIM solution that enables real time access for corporate e-mail service or personal e-mail accounts through a PDA providing on-line e-mail notifications and calendar or contact synchronization;

“World Phone”—using the same handset and number the World Phone allows Vivo subscribers to automatically roam over CDMA/GSM networks in more than 170 countries;

“Instant Messenger”—the most popular Internet instant messenger application (MSN) available for Vivo handsets through WAP; and

“MMS Interoperability”—interoperability agreements established with six main mobile operators in Brazil allowing Vivo subscribers to send and receive multimedia messages from other operators’ subscribers.

We offer roaming services through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

Telesp Celular provides mobile telecommunications services on the A Band frequency range in the State of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory, or our Region. This area includes more than 40.7 million people, representing 22.0% of Brazil’s population, and 63 municipalities with populations in excess of 100,000, including the City of São Paulo, Brazil’s largest city, with more than ten million people.

Global Telecom provides mobile telecommunications services on a frequency range known as B Band in its authorization area, which encompasses the states of Paraná and Santa Catarina. This area is composed of 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory, with a population of approximately 16.2 million people, representing 8.8% of Brazil’s population, and 22 municipalities with populations in excess of 100,000 people.

TCO provides mobile telecommunications services in Brazil’s Federal District and in 11 Brazilian states: Federal District, Acre, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul and Rondônia as a frequency range known as A Band and Pará, Amazonas, Amapá, Roraima, and Maranhão on a frequency range known as B Band. Both frequencies comprising altogether 5.8 million Km2 and 33.8 million people, representing 68.0% of Brazil’s territory and 18.4% of Brazil’s population, and 34 municipalities with populations in excess of 100,000 people.

As of the Merger, TLE provided, and since the Merger, Vivo provides, mobile telecommunications services on the A Band frequency range in the states of Bahia and Sergipe through its subsidiaries Telebahia Celular S.A., or Telebahia, and Telergipe Celular, or Telergipe. TLE’s area encompassed 16 metropolitan areas with populations in excess of 100,000 people, with more than 15.9 million people total and representing 8.6% of Brazil’s population. TLE covers 33.1% of the municipalities and 70.3% of the population in this area, which is composed of 86,603 square kilometers, representing approximately 6.9% of Brazil’s territory.

As of the Merger, TSD provided and since the Merger, Vivo provides, mobile telecommunications services on the A Band frequency range in the states of Rio de Janeiro and Espirito Santo, over an area covering approximately 89,774 square kilometers, representing approximately 1.1% of Brazil’s territory. This area is home to more than 18.9 million people, representing 10.2% of Brazil’s population. TSD covers 100% of the municipalities and 96.8% of the population in this area.

As of the Merger, Celular CRT provided, and since the Merger, TCP provides, mobile telecommunications services on the A Band frequency range in the state of Rio Grande do Sul through its subsidiary Celular CRT S.A. Celular CRT’s area covers 281,749 square kilometers, representing approximately 3.3% of Brazil’s territory and more than 10.9 million people, representing 5.9% of Brazil’s population.

The following tables set forth population, gross domestic product (GDP), and per capita income statistics for each state in our Regions at the dates and for the years indicated:

Telesp Celular

	At December 31, 2005		Year ended December 31, 2005
Area	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in thousands of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
São Paulo state	40,704	22.0%	630,711	32.6%	15,612

Global Telecom

	At December 31, 2005		Year ended December 31, 2005
Area	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in thousands of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
Paraná state	10,315	5.6%	117,245	6.0%	11,435
Santa Catarina state	5,906	3.2%	74,606	3.9%	12,731
Our Region	16,221	8.8%	191,851	9.9%	11,907

TCO

Area		At December 31, 2005		Year ended December 31, 2005
Subsidiary	State	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in thousands of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
Telegoiás	Goiás	5,677	3.1%	45,055	2.3%	8,028
Telegoiás	Tocantins	1,317	0.7%	5,103	0.3%	3,914
Telemat	Mato Grosso	2,826	1.5%	25,750	1.3%	9,198
Telems	Mato Grosso do Sul	2,279	1.2%	22,086	1.1%	9,764
Telaron	Rondônia	1,546	0.8%	10,485	0.5%	6,841
Teleacre	Acre	652	0.4%	3,252	0.2%	5,049
NBT	Amapá	604	0.3%	3,818	0.2%	6,437
NBT	Amazonas	3,291	1.8%	36,031	1.9%	11,082
NBT	Maranhão	6,138	3.3%	16,439	0.8%	2,696
NBT	Pará	7,030	3.8%	36,750	1.9%	5,280
NBT	Roraima	396	0.2%	2,142	0.1%	5,486
Telebrasília	Federal District	2,355	1.3%	51,350	2.7%	22,043

Our Region		33,776	18.4%	258,260	13.3%	7,646

TLE

	At December 31, 2005		Year ended December 31, 2005
Area	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in thousands of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
Bahia state	13,881	7.5%	89,397	4.6%	6,472
Sergipe state	1,982	1.1%	13,669	0.7%	6,955
TLE Region	15,863	8.6%	103,066	5.3%	6,532

TSD

	At December 31, 2005		Year ended December 31, 2005
Area	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in thousands of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
Rio de Janeiro state	15,459	8.3%	244,878	12.6%	15,932
Espírito Santo state	3,432	1.9%	35,589	1.8%	10,454
TSD Region	18,891	10.2%	280,467	14.5%	14,938

Celular CRT

	At December 31, 2005		Year ended December 31, 2005
Area	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in thousands of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
Rio Grande do Sul state	10,895	5.9%	150,357	7.8%	13,875

Source:	Instituto Brasileiro de Geografia e Estatística—IBGE. We calculated the GDP for the states based on last available percentages published by IBGE in previous years.
(1)	Estimates from IBGE for the year end 2005.
(2)	Our estimates are expressed in nominal reais.
(3)	Nominal Brazilian GDP was R$1,937,598 million as of December 2005 calculated by IBGE.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and on the economy of the Region in particular. See “Item 3D.—Risk Factors.”

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

As of December 31, 2005, TCP has 201 shops and kiosks in addition to an independent authorized service network, comprised of both exclusive and nonexclusive dealers, with 5,538 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 147,585 sites. TLE’s operations include 26 shops and kiosks, in addition to an independent authorized service network, comprised of both exclusive and nonexclusive dealers, with 424 service points capable of selling services and cell phones and credit recharges available for customers in more than 16,725 sites. TSD’s operations include 51 shops and kiosks, in addition to an independent authorized service network, comprised of both exclusive and nonexclusive dealers, with 884 service points capable of selling services and cell phones and credit recharges available for customers in more than 40,767 sites. Celular CRT’s operations include 34 shops and kiosks, in addition to an independent authorized service network, comprised of both exclusive and nonexclusive dealers, with 1,111 service points capable of selling services and cell phones and credit recharges available for customers in more than 25,965 sites.

Customer Service

As part of the strategy for standardizing services provided by TCP operators to their customers, we have outsourced 100% of customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

Satisfaction evaluation

Customer satisfaction is evaluated by regular satisfaction surveys. In 2005, 2,016 customers of TCP operating companies were interviewed all over the country about customer assistance, technical assistance, products and services. TCP’s satisfaction mark was an average of 7.62 on a range from 1 to 10. Several actions have since been taken in order to increase our customer satisfaction, as an example, the technical manuals published on the call center’s intranet were completely reworked to offer faster and more efficient responses.

Assistance to customer claims

TCP’s staff is trained to assist and provide information to customers with respect to the services we provide. Vivo operating companies’ customer service, including TCP’s, was ranked first in 2003 and 2004 in a survey entitled “Companies that Most Respect Consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations), the results of which were published in the Consumidor Moderno (Modern Consumer) magazine.

Our Network

Before November 1998, our network used only AMPS analog technology. After the privatization, we began to use CDMA and TDMA digital technologies. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

By December 31, 2005, Telesp Celular’s telecommunications network, which provides both CDMA digital and AMPS analog services, covered 100% of the municipalities. Telesp Celular’s network is connected primarily through a fiber-optic and radio transmission system of its own and leased primarily from Telecomunicações de São Paulo S.A., or Telesp, consisting of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda. and Ericsson Telecomunicações S.A. are Telesp Celular’s main suppliers.

Global Telecom began its activities in December 1998 and offers services only through CDMA digital technology. As of December 31, 2005, Global Telecom’s telecommunications network covered 59.0% of the municipalities, or 92.3% of the population, in its region. Global Telecom’s network is primarily connected by a fiber-optic and radio transmission system of its own and leased primarily from fixed operating companies (Brasil Telecom and Embratel) and Copel—Companhia Paranaense de Energia S.A., consisting of cellular switches, base stations and other network elements, such as: voicemail, prepaid service, Home Location Registers, Signaling Transfer Points and gateways. Motorola do Brasil Ltda. and Ericsson Telecomunicações S.A. are Global Telecom’s main suppliers.

As of December 31, 2005, TCO and NBT provided CDMA Digital, TDMA digital and AMPS analog services covering 44.7% of the municipalities, or 80.4% of the population in its region. Our network is connected primarily through a fiber-optic and radio transmission system of its own and leased from incumbent wire line companies, consisting of cellular switches, base-stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point and gateways. Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.) and Ericsson Telecomunicações S.A. are TCO and NBT’s principal suppliers.

As of December 31, 2005, TLE’s network covered 33.1% of the municipalities, or 70.3% of the population, of its region. Its network provides both CDMA digital and AMPS analog services. The network is connected primarily through a fiber-optic and radio transmission system of its own and leased primarily from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices, such as voicemail, prepaid service, Short Message Service and Home Location Registers. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks—Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are TLE’s main suppliers.

As of December 31, 2005, TSD’s cellular telecommunications network covered 100% of the municipalities in its area. Its network provides both CDMA digital and AMPS analog services. This network is connected primarily through a fiber-optic and radio transmission system of its own and leased primarily from the incumbent wire line companies, consisting of cellular switches, base stations and other communication devices, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signalling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil and Lucent Technologies do Brasil, Ind. e Com. Ltda. are its principal suppliers.

As of December 31, 2005, Celular CRT’s network, which provides CDMA and TDMA digital and AMPS analog services, covered 69.9% of the municipalities, or 95.9% of the population, of its region. Celular CRT’s network is connected primarily through a fiber-optic and radio transmission system of its own and leased primarily from Brasil Telecom, consisting of cellular switches, base stations and other communication devices, such as voicemail, prepaid service, Short Message Service, Home Location Registers and gateways. Nortel Networks—Northern Telecom do Brasil and Ericsson Telecomunicações S.A. are CRT’s principal suppliers.

Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo and Brasilia. The network management center of São Paulo monitors the critical network operational parameters of Telesp Celular, Global Telecom and CRT. Likewise the network management center in Brasília monitors TCO, NBT, TLE and TSD’s critical network operational parameters. These centers are able to identify abnormalities in both our network and in third-parties networks, using failure and signalling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

Under our concessions, we are obligated to meet certain requirements for service quality and annual network expansion. See “Item     .—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies”. We have already achieved all of our required network expansion obligations for 2005.

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

Our rates are subject to approval by ANATEL. See “Item 4.—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

The table below sets forth total net operating revenues in each of our operating subsidiaries for the last three years (or, in the case of TCO, its total net operating revenues from its consolidation with TCP to year-end 2003):

Telesp Celular

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Usage charges	2,494.5	2,265.3	2,248.3
Sales of handsets and accessories	1,243.7	1,209.5	1,070.0
Monthly subscription charges	51.4	77.6	82.4
Interconnection	1,841.1	1,913.7	1,686.3
Other	348.6	315.9	205.7

Total gross operating revenue	5,979.3	5,782.0	5,292.7

Value-added and other indirect taxes	(1,054.1)	(986.1)	(858.2)
Sales and services discount and return of goods sold	(544.2)	(466.7)	(441.3)

Net operating revenues	4,381.0	4,329.2	3,993.2

Global Telecom

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Usage charges	437.0	332.5	296.9
Sales of handsets and accessories	220.8	257.1	177.3
Monthly subscription charges	22.1	15.4	21.8
Interconnection	321.5	356.2	282.2
Other	102.6	62.7	32.6

Total gross operating revenue	1,104.0	1,023.9	810.8

Value-added and other indirect taxes	(207.2)	(179.5)	(132.7)
Sales and services discount and return of goods sold	(76.2)	(43.0)	(9.1)

Net operating revenues	820.6	801.4	669.0

TCO

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Usage charges	1,525.1	1,271.2	1,096.5
Sales of handsets and accessories	521.0	486.8	383.5
Monthly subscription charges	100.3	149.5	148.3
Interconnection	797.6	872.1	776.8
Other	227.6	170.1	82.2

Total gross operating revenue	3,171.6	2,949.7	2,487.3

Value-added and other indirect taxes	(681.9)	(610.8)	(482.8)
Sales and services discount and return of goods sold	(218.3)	(128.5)	(45.6)

Net operating revenues	2,271.4	2,210.4	1,958.9

TLE

	Year ended December 31,
	2005	2004	2003
Usage charges	350.3	279.8	273.7
Handsets and accessories sales	193.6	155.4	106.4
Monthly subscription charges	31.4	39.9	38.4
Interconnection charges	203.6	202.5	181.1
Other	49.4	31.9	20.7

Total gross operating revenue	828.3	709.5	620.3

Value-added and other indirect taxes	(159.4)	(138.8)	(119.4)
Discounts granted and return of goods	(107.1)	(83.7)	(59.6)

Net operating revenues	561.8	487.0	441.3

TSD

	Year ended December 31,
	2005	2004	2003
Usage charges	1,455.5	1,119.1	1,077.5
Handsets and accessories sales	626.4	584.1	394.6
Monthly subscription charges	86.3	138.6	198.5
Interconnection charges	734.3	792.5	809.9
Other	137.7	69.5	46.0

Total gross operating revenue	3,040.2	2,703.8	2,526.5

Value-added and other indirect taxes	(667.8)	(553.3)	(511.4)
Discounts granted and return of goods	(294.5)	(223.5)	(122.6)

Net operating revenues	2,077.9	1,927.0	1,892.5

Celular CRT

	Year ended December 31,
	2005	2004	2003
Usage charges	781.0	599.0	597.8
Handsets and accessories sales	246.2	291.7	221.2
Monthly subscription charges	105.4	89.9	104.1
Interconnection charges	406.3	453.9	416.9
Other	139.4	117.6	58.7

Total gross operating revenue	1,678.3	1,552.1	1,398.7

Value-added and other indirect taxes	(387.3)	(287.6)	(241.7)
Discounts granted and return of goods	(108.6)	(90.2)	(124.3)

Net operating revenues	1,182.4	1,174.3	1,032.7

Contract Customers

Since October 1994, cellular telecommunications service in Brazil has been offered to customers on a “calling party pays” basis, under which customers pay only for calls that they originate. In addition, customers pay roaming charges on calls made or received outside their home registration area.

Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into areas, called registration areas and designated for payment purposes, as follows:

•	Telesp Celular—9 areas in the state of São Paulo

•	TCO—18 areas, comprised of 9 areas in the Federal District of Brazil and the states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and 9 areas in the states of Amapá, Amazonas, Maranhão, Pará and Roraima (TCO’s B Band subsidiary NBT).

•	Global Telecom—9 areas, comprised of 6 areas in the state of Paraná and 3 areas in the state of Santa Catarina.

•	TLE—6 areas, comprised of 5 areas in the state of Bahia and 1 area in the state of Sergipe

•	TSD—5 areas, comprised of 1 area in the metropolitan area of Rio de Janeiro, two areas in upstate Rio de Janeiro and two areas in the state of Espírito Santo

•	Celular CRT—4 areas in the state of Rio Grande do Sul.

Interconnection Charges

We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “Item 4.—Information on the Company—Business Overview—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to ANATEL’s review and approval.

Bill and Keep

ANATEL adopted partial “Bill & Keep” rules for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay fees for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers. However, when traffic from the SMP provider that originates the call through the network of another SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage fee for the portion of the traffic that exceeds 55%. This rule remains in effect due to ANATEL’s Resolution nº 408, published in 2005, which maintains this partial “bill and keep” rule for compensation of interconnection among SMP networks. In the future, a cost model will be implemented and will define new standards for interconnection fees, which standards will reflect information provided in ANATEL Resolution number 396.

Roaming Fees

We receive revenue pursuant to roaming agreements with other cellular service providers. When a customer of another cellular service provider makes a call within our area, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose Region the call originates. See “Item 4.—Information on the Company—Business Overview—Operating Agreements—Roaming Agreements.”

Handset Sales

We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPs), CDMA only and dual technology (CDMA and GSM) cellular handsets and PCMCIA cards through our own stores and dealers. We are replacing our TDMA network with a CDMA network and we have stopped selling TDMA handsets. Although we still have some customers using analog service (approximately 0.3% of our total customer base at December 31, 2005), we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to our high value customers, to encourage analog and TDMA customers to transfer to CDMA service. Our current suppliers for handsets are Motorola, LG, Samsung, Nokia Pantech, ZTE and Kyocera.

Operating Agreements

We have an agreement with Telesp and both TCO and Global Telecom have agreements with Brasil Telecom to lease physical space, real estate, air conditioning, energy, security and cleaning services. We lease from Telesp and both TCO and Global Telecom lease from Brasil Telecom, transmission capacity necessary to complete the construction of our network infrastructure. We also have similar agreements with Embratel, Claro, TIM (National Agreements) and GVT (Regional Agreement).

Interconnection Agreements

The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Interconnection.”

We believe that our subsidiaries have adequate interconnection agreements with all the fixed line operators they need to provide of their services. We also believe that our subsidiaries have all the necessary interconnection agreements with long-distance carriers.

Roaming Agreements

We are a member of the Brazilian Roaming Committee, a group comprised of 21 companies providing cellular services in Brazil through either A or B bands. The Committee was created to standardize roaming services in Brazil and elsewhere. The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

We offer automatic international roaming in Argentina, Uruguay, Chile, Dominican Republic and South Korea. Currently the markets of the United States, Mexico and Canada are offered to our customers through third-party partners, as well as Japan. Since 2000, we have provided international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Taxes on Telecommunications Services and Handset Sales

The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS, Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

•	COFINS, Contribuição para Financiamento da Seguridade Social, or COFINS, is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,833 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.60%, except in connection with telecommunication services, where the rate continues to be 3.0%.

•	PIS, Programa de Integração Social, or PIS, is a federal social contribution tax which corresponds to 1.65% of the gross operating revenue less discounts and returns, except in connection with telecommunication services, where the rate is 0.65%.

•	FUST, Fundo de Universalização dos Serviços de Telecomunicações, or FUST, is a federal social contribution which corresponds to 1% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of the FUST is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by ANATEL, in case the service providers are unable to fund, in whole or in part, such costs.

•	FUNTTEL, Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, is a federal social contribution which corresponds to 0.5% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL, Fundo de Fiscalização das Telecomunicações, or FISTEL, is a federal tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry. This tax is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of customers at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new customers less churn) and (ii) the total number of radio base stations.

Billing and Collection

Per ANATEL’s requirements, customers must receive a billing at least five days before their closing dates. Customers have the option of choosing their closing date, direct withdrawal for payments and other options for differentiated payments. We also introduced a new system of invoicing, for which customers can receive and pay accounts over the Internet.

We have a uniform policy dealing with accounts of customers in default. If payment is more than 15 days late, service is partially suspended and if payment is more than 40 days late, service is fully suspended until payment is made. We offer an installment payment plan for those with past due balances. However, if accounts are not paid after 90 days, they are cancelled as bad debt and directed to Serasa. After 105 days of default, accounts are directed to independent agencies for collection and the Consumer Protection Service (TC and TSD are currently completing entering into the relevant contracts). We write off accounts more than 180 days late. In 2005 we wrote off R$96.6 million for Cellular Telesp, R$64.1 million for TCO, R$38.3 million for GT, R$15.8 million for TLE, R$20.2 million for TSD and R$24.2 million for CRT. See “Item 5.—Operating and Financial Review and Prospects—Operating Results—Results of Operations for 2005, 2004 and 2003—Operating Expenses.”

We receive roaming fees from other cellular service providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service providers when our subscribers make cellular calls while outside of our Region. See “Item 4.A.—Information on the Company—Business Overview—Sources of Revenue—Roaming Fees.” We receive network usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within our Region, and we pay network usage fees when our subscribers make calls that terminate on the network of another service provider. See “Item 4.—Information on the Company—Business Overview—Sources of Revenue—Interconnection Charges.” At the end of each month, our company and the other service providers reconcile the amounts owed between them and settle on a net basis. For international and domestic long-distance calls made by its subscribers, our company forwards the amount registered on account of such calls to a clearinghouse operated by Embratel—Empresa Brasileira de Telecomunicações S.A and charges the carriers a fee for the use of its cellular telecommunications network.

Fraud Detection and Prevention

We incur costs associated with the unauthorized use of our wireless networks, particularly our analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for non-billable fraudulent roaming.

During the second half of 2005, we suffered an attack from unauthorized lines that were being used over non-secure network services provided by other mobile carriers in regions we do not cover (roaming calls). Our fraud detection systems were not prepared to detect fraud in these analog roaming calls, which allowed non-bona fide customers to place roaming calls that were not only undetected but also impossible to be charged by us through our billing systems. During the last few months of 2005, we implemented a solution that reduced our exposure to such illicit use of our lines, in an attempt to bring it back down to normal levels. In all cases, we are attempting to transfer the significant costs we have incurred in connection with this attack back to the carriers from where the calls were originated.

The two most prevalent types of fraud are cloning fraud and subscription fraud. Cloning is a fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We ultimately bear the costs of all fraudulent calls originating from our cell phone base. We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud. In addition, the introduction of digital service with an authentication process for all calls will significantly reduce the incidence of cloning fraud.

Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service. Nevertheless, it is difficult for us to control this type of fraud because of ANATEL’s application of Rule 05/78, which prohibits the suspension of service prior to any account being 15 days past due. We may, however, suspend service when the subscription is under suspicion one and fraud has been confirmed by means of specific procedures. In such cases, the rules imposed by ANATEL do not prevent the suspension of service.

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

TCP’s principal cellular competitor is: Claro, which operates in the state of São Paulo. The main fixed line operator in its area is Telecomunicações de São Paulo S.A.—Telesp, known as Telefónica.

Global Telecom’s principal cellular competitor is: Tele Celular Sul Participações S.A, or TIM Sul. The main fixed line operator in its area is Brasil Telecom S.A.

TCO’s principal cellular competitors are: Claro (Americel S.A.), in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Amazônia Celular S.A., in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed line operators in its area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

In TLE’s service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (Maxitel S.A.), which also operates in the state of Minas Gerais, and Claro (Stemar Telecomunicações Ltda.). The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

In TSD’s service areas, our principal cellular competitor is Claro (Algar Telecom Leste S.A. or ATL), which operates in the states of Rio de Janeiro and Espírito Santo. ATL is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). ATL began providing cellular telecommunications services in this Region at the end of 1998. The rights and obligations under ATL’s license are substantially identical to our rights and obligations. Although ATL provides only digital service, its customers use TDMA dual mode cellular handsets that can operate on an analog network and GSM handsets. Telecom Américas launched a new trademark, known as Claro. The principal fixed line operator in its area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed line operator).

In Celular CRT’s service areas, our principal cellular competitor is Claro (Telet S.A.), which operates in several regions in Brazil, including Celular CRT’s region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed line competitor in its area is Brasil Telecom.

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

In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. In addition, ANATEL is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain certain economic and financial standards. The concession is granted for a fixed period of time and is generally renewable only once.

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

Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may optionally provide domestic and international long-distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

On February 3, 2003, TCO chose to replace its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (sub-range of “B” frequencies) and II (sub-range of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or PGO). In addition, Telesp Celular, Telerj Celular, Telest Celular, Telebahia Celular, Telergipe Celular, Celular CRT, Global Telecom, Tele Centro Oeste Celular Participações, Telegóias Celular, Telemat Celular, Telems Celular, Teleron Celular, Teleacre Celular and Norte Brasil Telecom hold a national and international authorization for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM).

In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long-distance calls originating from our network. Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation are regulated by ANATEL. Thereafter, the terms and conditions of the interconnection have been freely negotiated between wireless and fixed-line operators, effective as of 2005, subject to compliance with regulations established by ANATEL. ANATEL submitted to public consultation new regulations on interconnection rules. The public consultation period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have adverse effect on our results. Of these proposals, ANATEL only published the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or RGI), the Regulation of Separation and Allocation of Costs (Resolution number 396/2005) and the Regulation of Industrial Exploration of Dedicated Line (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, EILD). The proposal for new regulation of compensation for mobile network interconnection (VU-M) is still not published. If new VU-M regulation takes effect, it may negatively affect our revenues and results of operations.

ANATEL’s Public Consultation number 642 of 2005 relates to alterations in the regulation of SMP. While counter-arguments thereunder must have been sent to ANATEL before January 16, 2006, none have been made. In the proposed regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards; an extension of the period for blocking use by insolvent customers and limits on the period of time after which customers may leave service plans. We have presented our arguments to ANATEL against the proposals that may have adverse effects on our business. If these new regulations take effect, they may have an adverse effect on our revenues and results of operations.

If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, ANATEL will act as the final arbiter. Because ANATEL considers us to be affiliated with Telefónica, which already provides wireline long-distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award a wireline long-distance license to us. Though we and other mobile operators have requested that ANATEL revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long-distance operators due to long-distance traffic originating and terminating on our network.

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

The concessions of Telesp Celular’s, Global Telecom’s, Tele Centro Oeste Participações, Telegoiás Celular, Telemat Celular, Telems Celular, Teleron Celular, Teleacre Celular, Norte Brasil Telecom, Telebahia Celular, Telergipe Celular, Telerj Celular, Telest Celular and Celular CRT involve obligations to meet some quality of service standards such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards data on April 23, 2003 (ANATEL Resolution No. 335/03).

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

Starting in 2005, in order to have a more homogeneous system and to accelerate the negotiations of interconnection contracts, ANATEL required a standard interconnection network from STFC and SMP Operators through an offer made publicly and equitably.

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

Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by ANATEL. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to ANATEL regulations. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July, 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement in respect of VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement and in March, 2006, approved another provisional agreement for VU-M fees for long-distance calls, or VC-2 and VC-3. ANATEL is currently studying a new model to determine values for interconnection fees and is expected to have completed such model by mid-2007. This model is expected to set fees according to respective costs of current market participants.

See “Item 4.B—Business Overview—Regulation of the Brazilian Telecommunications Industry—SMP Regulation” for more information on the status of this agreement.

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

As of December 31, 2005, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica Móviles, through Brasilcel N.V., with 92.5% of our voting stock, 50.0% of our preferred shares and 66.1% of our total capital stock. Portugal Telecom and Telefónica Móviles share their participation in Brasilcel in equal percentages, and as of the effective time of the Merger they controlled 89.03% of our voting stock, 47.53% of our preferred shares and 62.40% of our total capital stock.

Following the Merger, our subsidiaries are: Telesp Celular, Global Telecom, TCO, Telebahia Celular, Telergipe Celular, Telerj Celular, Telest Celular and Celular CRT. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to our shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica Móviles, see “—Our History and Development” and Exhibit 8.1.

D.	Property, Plant and Equipment

Our principal physical property consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, Packet Data Switching Network and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for policy operation risks. TCP leases most of the sites in which cellular telecommunications network equipment is installed, the average terms of the leases being five years and providing for five-year renewals.

As of December 31, 2005, Telesp Celular had 50 cellular switches and other equipment installed in twelve owned spaces and 25 shared spaces. Telesp Celular leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Its 2,767 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Telesp Celular owns administrative buildings (approximately 5,126 square meters) and we lease administrative facilities (approximately 44,682 square meters), warehouse space (approximately 6,000 square meters), 11 kiosks and 83 retail spaces throughout our Region.

As of December 31, 2005, Global Telecom had 15 cellular switches and other equipment installed in six owned spaces and one leased space. Global Telecom leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Its 910 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses,. In addition, Global Telecom has one administrative building (approximately 4,585 square meters) in which it has one store, and leases administrative facilities (approximately 6,412 square meters), one kiosk and 37 retail stores throughout its Region.

As of December 31, 2005, TCO had 21 cellular switches and other equipment installed in 16 owned spaces. TCO leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 1,498 base stations and other network equipments were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, TCO owns nine administrative buildings (approximately 13,107 square meters), two warehouse spaces (approximately 982 square meters) and three retail stores and leases 16 administrative facilities (approximately 5,822 square meters), seven warehouse space (approximately 4,193 square meters), 11 kiosks, and 41 retail stores throughout our region.

As of December 31, 2005, NBT had 13 cellular switches and other equipment installed in twelve owned spaces and one leased space. NBT leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 455 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, NBT leases six administrative facilities (approximately 5,141 square meters), six warehouse spaces (approximately 4,823 square meters), five kiosks and 17 retail stores throughout our region.

As of December 31, 2005, TLE had eight cellular switches and other equipment installed in three owned spaces and three shared spaces. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Their 480 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses, In addition, they have their own administrative building (approximately 19,455 square meters) and lease 3 administrative facilities (approximately 2,280 square meters), two warehouse spaces (approximately 1,980 square meters), 20 kiosks and 25 retail stores throughout their region.

As of December 31, 2005, TSD had 18 cellular switches and other equipment installed in five owned spaces and one leased space. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 1,940 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, they have their own administrative buildings (approximately 13,015 square meters) and one store and also lease administrative facility (approximately 9,804 square meters), two warehouse spaces (approximately 12,600 square meters), twelve kiosks and 44 retail stores throughout their Region.

As of December 31, 2005, Celular CRT had 18 cellular switches and other equipment installed in 3 owned spaces and twelve shared places. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 1,816 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, they have their own administrative building (approximately 1,484 square meters) and one store and also lease administrative facility (approximately 4,549 square meters), one warehouse space (approximately 7,681 square meters), five kiosks and 29 retail stores throughout their Region.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A.—Selected Financial Data.”

Critical Accounting Policies

In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian GAAP are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian GAAP and U.S. GAAP is included in note 38 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

Goodwill impairment

Under Brazilian GAAP, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS No. 142—“Goodwill and Other Intangible Assets”—goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

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

Revenue recognition

Under Brazilian GAAP and U.S. GAAP, we recognize revenues as the services are provided. Sales of handsets to dealers are recognized when the respective handset is activated by the end user. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, revenue from sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. As from January 1, 2004, we began to segregate free minutes given in connection with sales of handsets and recharges on pre-paid phone plans. These minutes are recognized as used based on their respective estimated fair values.

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

Depreciation and amortization

Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% decrease to the useful lives of switching and transmission equipment existing at December 31, 2005. This hypothetical 10% decrease would cause a R$76.8 million increase in our annual depreciation expense in the year of the change.

Valuation of long-lived assets

Under Brazilian GAAP, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated by the respective asset are not sufficient to cover its book value. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

Deferred income taxes

We compute and pay income taxes based on results of operations under Brazilian GAAP. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Financial instruments

With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11.—Quantitative and Qualitative Disclosures About Market Risk.”

A.	Operating Results

In February 2001 and December 2002 we completed a series of transactions to acquire 100% of the capital stock of Global Telecom Holdings, which owned 100% of the capital stock of Global Telecom. See “Item 4.A.—Our History and Development—Global Telecom.” Until December 27, 2002, we accounted for Global Telecom by the equity method and our 83% ownership was reflected in the income statement as equity in losses of unconsolidated subsidiaries. Since our acquisition of 100% of the capital stock of Global Telecom in December 27, 2002, we have consolidated 100% of its results.

Our investment in Global Telecom is expected to continue to have a material adverse effect on our financial condition and results because of the indebtedness we incurred to make the investment. In addition, Global Telecom (which began its operations in December 1998) has reported net losses for each of the three years ended December 31, 2005.

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

In February 2006, pursuant to the Merger, TCO became our wholly-owned subsidiary and each of TLE, TSD and CRT merged with and into us. Under the Merger, the Vivo Companies consolidated with one another through a Brazilian law procedure, whereby TCO became a wholly-owned subsidiary of TCP pursuant to a merger of shares (incorporação de ações) of TCO and a merger of companies (incorporação de empresas) of TLE, TSD and Celular CRT with and into TCP, with TCP as the surviving company. Holders of common shares, preferred shares or (where applicable) ADSs of TCO, TLE, TSD and Celular CRT received common shares, preferred shares or ADSs, respectively, of TCP upon approval of the Merger by the requisite percentage of the voting shareholders of TCP, on one hand, and of TCO, TLE, TSD and Celular CRT, as applicable, on the other hand. Upon the completion of the Merger, TCP was renamed Vivo Participações S.A. and has become the holding company of TCO and of the subsidiaries of TLE, TSD and Celular CRT.

Pursuant to the Merger, Brasilcel and its subsidiaries now hold 89.03% of TCP’s common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, governing the Merger, TCP underwent a capital increase in the amount of R$2,631,136,636.01 as a result of the Merger, from R$6,670,152,498.26 to R$9,301,289,134.27. The agreements also provided that Celular CRT’s preferred shares held in treasury be transferred to TCP in connection with the Merger.

At a TCP Shareholders’ Meeting held on February 22, 2006, TCP reduced its capital in the amount of R$3,147,782,181.54, from R$6,670,152,498.26 to R$3,522,370,316.72, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, which allows a more accurate valuation of the company and opens a possibility for eventual future distributions of dividends. The total capital of TCP is R$6,153,506,952.73 due to an increase in the amount of R$2,631,136,636.01 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. dated December 4, 2005, which is included as an exhibit to this report.

Results of Operations for 2005, 2004 and 2003 for TCP

The following table sets forth certain components of our loss for the periods presented.

Statement of Operations

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Net operating revenue	7,473.1	7,341.0	6,046.3	1.8	21.4
Cost of services and goods	(3,357.5)	(3,326.2)	(3,020.5)	0.9	10.1
Gross profit	4,115.6	4,014.8	3,025.8	2.5	32.7
Operating expenses:
Selling	(2,626.5)	(1,909.3)	(1,264.9)	37.6	50.9
General and administrative	(659.4)	(620.6)	(561.3)	6.3	10.6
Other operating income (expense), net	(343.0)	(169.9)	(145.0)	101.9	17.2
Total operating expenses	(3,628.9)	(2,699.8)	(1,971.2)	34.4	37.0
Operating income before equity loss from subsidiaries and financial expense, net	486.7	1,315.0	1,054.6	(63.0)	24.7
Financial expense, net	(917.6)	(1,095.4)	(1,133.5)	(16.2)	(3.4)
Operating income (loss)	(430.9)	219.6	(78.9)	(296.2)	378.3
Net non-operating income (expense)	(65.3)	(51.2)	(25.7)	27.5	99.2
Income (loss) before minority interests and taxes	(496.2)	168.4	(104.6)	(394.7)	261.0
Income and social contribution taxes expense	(246.1)	(327.1)	(277.9)	(24.8)	17.7
Minority interests	(166.9)	(331.5)	(257.7)	(49.7)	28.6

Net loss	(909.2)	(490.2)	(640.2)	85.5	(23.4)

Operating Revenues

Our operating revenues consist of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar service;

•	revenues from the sale of handsets and accessories;

•	monthly subscription charges paid by our contract customers;

•	interconnection charges (or network usage charges) which are amounts we charge other cellular and fixed-line or long-distance service providers for the use of our network; and

•	other charges, including charges for the text messaging services (SMS), call forwarding, call waiting, voicemail, and call blocking.

The composition of our operating revenues has been affected on the one hand by the shift in the composition of customers to prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services) and on the other hand by our strategic focus on profitability and selective customer growth, and also by the change in the recognition of revenues related to prepaid services. These revenues used to be recognized at the time of the sale of the prepaid minutes but since January 1, 2003, have been deferred and amortized as the prepaid minutes are used. This change had a negative impact of approximately R$94 million on our 2003 operating revenues.

TCP’s net additions (number of new customers less churn) generated a 9.5% increase in the number of contract customers to 3.1 million in 2005, from 2.8 million in 2004. The 2004 figure which in turn represented a 5.1% increase from 2.7 million in 2003. Similarly, net additions generated a 15.5% increase in the number of prepaid customers to 17.1 million in 2005 from 14.8 million in 2004. The 2004 figure which in turn represented 39.6% increase from 10.6 million in 2003.

ANATEL authorizes cellular operators to increase tariffs based upon the prior twelve-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year.

As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long-distance carrier selection codes (códigos de seleção de prestadora, or CSP) used by customers to choose their carrier for domestic long-distance services (VC2 and VC3) and international cellular calls. As a result, TCP no longer receives direct revenues or incurs costs in connection with VC2 or VC3 or international calls.

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

The following table sets forth the components of our net operating revenues for the periods presented.

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Usage charges	4,456.5	3,868.9	3,258.5	15.2	18.7
Interconnection charges	2,960.2	3,142.1	2,497.7	(5.8)	25.8
Sale of handsets and accessories	1,985.5	1,953.4	1,569.5	1.6	24.5
Other	678.9	548.6	336.6	23.8	63.0
Monthly subscription charges	173.8	242.6	207.4	(28.4)	17.0
Gross operating revenue	10,254.9	9,755.6	7,869.7	5.1	24.0
Value-added and other indirect taxes	(1,943.2)	(1,776.4)	(1,334.8)	9.4	33.1
Discounts granted and return of goods	(838.6)	(638.2)	(488.6)	31.4	30.6

Net operating revenues	7,473.1	7,341.0	6,046.3	1.8	21.4

The following table sets forth the impact on net operating revenues of consolidating TCO for twelve months in 2004 compared to eight months in 2003.

	Year ended December 31,	From May 1 to December 31,	Consolidation effect
	2004	2003
	(in millions of reais)
Usage charges	1,271.2	743.8	527.4
Interconnection charges	872.1	536.1	336.0
Sales of handsets and accessories	486.8	322.1	164.7
Other	170.1	67.8	102.3
Monthly subscription charges	149.5	103.2	46.3
Total gross operating revenue	2,949.7	1,773.0	1,176.7
Value-added and other indirect taxes	(610.8)	(343.7)	(267.1)
Discounts granted and return of goods	(128.5)	(38.3)	(90.2)

Net operating revenues	2,210.4	1,391.0	819.4

Net operating revenues increased by 1.8% to R$7,473.1 million in 2005 from R$7,341.0 million in 2004, which in turn represented a 21.4% increase from R$6,046.3 million in 2003. The growth in 2005 reflects mainly an increase from usage charges, other revenues and sales of handsets and accessories, partially offset by a decrease in interconnection charges and monthly subscription charges. The growth in 2004 reflects mainly the consolidation effect of TCO in the total amount of R$819.4 million. TCP’s net operating revenues (excluding TCO) increased 10.2% to R$5,130.6 million in 2004, from R$4,655.3 million in 2003, primarily due to an increase in revenues from sales of handsets and accessories and interconnection charges.

Usage charges. Revenues from usage charges increased by 15.2% to R$4,456.5 million in 2005, from R$3,868.9 million in 2004, which in turn represented an 18.7% increase from R$3,258.5 million in 2003. The increase in usage charges in 2005 was mainly due to an increase of 14.6% in our customer base to 20.2 million customers in 2005 as compared to 17.6 million customers in 2004 in addition to an increase in traffic due to an increase of 9.4% in contract customers. The increase in usage charges in 2004 was mainly due to the consolidation effect of TCO in the total amount of R$527.4 million. TCP’s revenues from usage charges (excluding TCO) increased 3.3% to R$2,597.7 million in 2004, from R$2,514.7 million in 2003, primarily due to an increase in outgoing traffic caused by a 28.6% increase in TCP’s customer base to 11,811 thousand lines in service in 2004 compared to 9,186 thousand lines in service in 2003.

Interconnection charges. Revenues from interconnection charges decreased by 5.8% to R$2,960.2 million in 2005, from R$3,142.1 million in 2004, which in turn represented an 25.8% increase from R$2,497.7 million in

2003. The decrease in interconnection charges in 2005 was principally due to a trend toward a greater volume of cellular to cellular calls and a reduction in the volume of fixed line to cellular calls and to the effect of the partial “Bill and Keep” system under ANATEL’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime, as described in “Item 3—Key Information”. The increase in interconnection charges in 2004 was principally due to the consolidation effect of TCO in the total amount of R$336.0 million. TCP (excluding TCO) increased its interconnection charges by 15.7% to R$2,270.0 million in 2004 compared to R$1,961.6 million in 2003. The increase was principally caused by a tariff increase and by a higher volume of incoming calls (caused by the increase in customer base).

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased by 1.6% to R$1,985.5 million in 2005 from R$1,953.4 million in 2004, which in turn represented a 24.5% increase from R$1,569.5 million in 2003. The increase in 2005 was mainly due to the increase in our customer base described above, which resulted in part from promotional campaigns to acquire new customers. The increase in 2004 was mainly due to the consolidation effect of TCO in the total amount of R$164.7 million. TCP (excluding TCO) increased its sales of handsets and accessories by R$219.2 million, from 3,239 thousand handsets in 2003 to 4,879 thousand handsets in 2004, a 50.6% increase in the number of handsets sold. TCO increased its sales of handsets and accessories by R$164.7 million, from 1,239 thousand handsets in 2003 to 2,575 thousand handsets in 2004, a 107.8% increase in the number of handsets sold. The primary reasons for these increases were successful campaigns for the acquisition of new customers and a shift from TDMA handsets to CDMA handsets.

Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales minus the cost of goods sold) for TCP of R$474.9 million, R$559.1 million and R$199,7 million in 2005, 2004 and 2003, respectively.

Other. Revenues from other services increased 23.8% to R$678.9 million in 2005, from R$548.6 million in 2004, which in turn represented a 63.0% increase from R$336.6 million in 2003. This increase was principally due to an increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services. The increase in the use of data services was due in part to increases in Internet access, improvements in data service tools, the launch of new services and an increase in the number of data transmission-enabled handsets. New services launched in 2005 include: SmartMail, a wireless e-mail service; Corporate VIVO Play 3G, a third generation service providing cellular access to multimedia content; and games. TCP’s other revenues (excluding TCO) increased 40.8% to R$378.5 million in 2004, from R$268.8 million in 2003 primarily relating to an increase in our customer base and in the use of data services including text messaging service, or SMS, wireless Internet services and other value-added services.

Monthly subscription charges. Revenues from monthly subscription charges decreased by 28.4% to R$173.8 million in 2005, from R$242.6 million in 2004, which in turn represented a 17.0% increase from R$207.4 million in 2003. The decrease was principally due to the impact of our “Right Planning” loyalty program, which was introduced in July 2004, and to the effects of strong competition. Under that program, we tailor our contracts to the usage needs of our contract customers, seeking to provide competitive prices based on their individual profiles. This program is designed to maintain and increase our contract customer base described above. The increase in monthly subscription charges in 2004 was caused by the consolidation effect of TCO in the amount of R$46.3 million. TCP (excluding TCO) had a 10.7% decrease in the monthly subscription charges to R$93.1 million in 2004 from R$104.2 million in 2003, due to an increase the use of prepaid services and in contract plans which do not require the payment of subscription charges.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 9.4% to R$1,943.2 million from R$1,776.4 million in 2004, which in turn represented a 33.1% increase from R$1,334.8 million in

2003. The increase in 2005 occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). The increase in 2004 was mainly due to the consolidation effect of TCO in the amount of R$267.1 million. TCP (excluding TCO) had a 17.6% increase in the value-added and other indirect taxes from R$1,165.6 million in 2004 to R$991.1 million in 2003, mostly as a result of the increase in the rate of COFINS from 3.0% to 7.6% of the gross operating revenues (except in connection with telecommunication services). The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 18.9%, 18.2% and 17.0% of our gross operating revenues in 2005, 2004 and 2003.

Sales and services discount and return of goods sold. Discounts and returns increased by 31.4% in 2005 to R$838.6 million, from R$638.2 million in 2004, which in turn represented a 30.6% increase from R$488.6 million in 2003. Discounts and returns corresponded to 8.2%, 6.5% and 6.2% of our gross operating revenues in 2005, 2004 and 2003. The increase in 2005 was principally due to increases in discounts on handsets and accessories in response to aggressive competition from other providers and to higher commissions for prepaid card sales. The increase in 2004 was principally due to the consolidation effect of TCO, in the amount of R$90.2 million. TCP’s discounts and returns (excluding TCO) decreased 13.2% to R$509.7 million in 2004, from R$450.3 million in 2003 as a result of a decrease in the sales of handsets and accessories.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2005, 2004 and 2003, as well as the percentage change of each year from the prior year.

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Cost of handsets and accessories	1,587.0	1,734.4	1,222.3	(8.5)	41.9
Depreciation and amortization	776.4	728.9	870.2	6.5	(16.2)
Materials and third party services	341.0	300.1	288.7	13.6	3.9
Interconnection charges	158.7	222.6	298.2	(28.7)	(25.4)
Rental and insurance	97.0	90.4	90.2	7.3	0.2
Personnel	63.2	59.3	48.6	6.6	22.0
Taxes	334.2	190.5	202.3	75.4	(5.8)

Cost of services and goods	3,357.5	3,326.2	3,020.5	0.9	10.1

The following table sets forth the impact on cost of services and goods of consolidating TCO for twelve months in 2004 compared to eight months in 2003.

	Year ended December 31, 2004	From May 1 to December 31, 2003	Consolidation effect
	(in millions of reais)
Cost of handsets and accessories	556.0	305.5	250.5
Depreciation and amortization	158.4	109.6	48.8
Materials and third party services	64.1	56.3	7.8
Interconnection charges	73.1	83.7	(10.6)
Rental and insurance	15.9	10.2	5.7
Personnel	21.8	13.2	8.6
Taxes	12.3	66.5	(54.2)

Cost of services and goods	901.6	645.0	256.6

Cost of services and goods increased by 0.9% in 2005 to R$3,357.5 million, from R$3,326.2 million in 2004, which in turn represented a 10.1% increase from R$3,020.5 million in 2003. The increase in 2005 was mainly due to increases in tax payments, depreciation and amortization and the cost of third-party services. This increase was partially offset by a decrease in interconnection charges paid to other providers. The increase in 2004 was mainly due to the consolidation effect of TCO in the total amount of R$256.6 million. TCP’s cost of services and goods (excluding TCO) increased 2.1% to R$2,424.6 million in 2004, from R$2,375.5 million in 2003, primarily due to an increase in cost of handsets and accessories. Such increase was partially offset by a decrease in the depreciation and amortization expenses. Gross margin (gross profit as a percent of net revenues) corresponded to 55.1%, 54.7% and 50% in 2005, 2004 and 2003, respectively.

Cost of handsets and accessories. Cost of handsets and accessories decreased 8.5% to R$1,587.0 million in 2005, from R$1,734.4 million in 2004, which in turn represented an increase of 41.9% from R$1,222.3 million in 2003. The decrease in 2005 was principally caused by lower costs negotiated with suppliers and our having added fewer new customers in 2005 than in 2004. The increase in 2004 was principally caused by the consolidation effect of TCO, in the amount of R$250.5 million. TCP’s cost of handsets and accessories (excluding TCO) increased 28.5% to R$1,178.4 million in 2004, from R$916.8 million in 2003, primarily due to an increase in the number of handsets sold. Such increase was partially offset by lower costs negotiated with our suppliers and by the credits received as a result of the non-cumulative effect of the COFINS since February 2004.

Depreciation and amortization. Depreciation and amortization expenses increased 6.5% to R$776.4 million in 2005, from R$728.9 million in 2004, which in turn represented a decrease of 16.2% from R$870.2 million in 2003. The increase in 2005 was principally due to expansion of our transmission network and other assets driven by the expansion in our customer base. The decrease in 2004 was principally due to the completion of the depreciation of certain long-lived analog assets, which reduced our depreciation expenses in R$211.4 million. Such decrease was partially offset by the consolidation effect of TCO, which caused a R$48.8 million increase in the depreciation expenses and by a decrease in the amortization period of the goodwill generated in the acquisition of TCO which increased our amortization expenses in R$95.0.

Materials and third party services. Cost of materials and third-party services increased 13.6% to R$341.0 million in 2005, from R$300.1 million in 2004, which in turn represented an increase of 3.9% from R$288.7 million in 2003. The increase in 2005 was principally due to increases in the cost of third-party services and rental payments, such as network maintenance services and the costs of rented circuits and transmission lines. The increase in 2004 was principally due to the consolidation effect of TCO in the amount of R$7.8 million. TCP’s cost of materials and third party services (excluding TCO) remained constant between 2003 and 2004. TCO’s cost of materials and third party services in 2004 increased as a result of higher costs with leased-line circuits and costs of maintenance in connection with the new CDMA facility.

Interconnection charges. Interconnection charges decreased by 28.7% to R$158.7 million in 2005 from R$222.6 million in 2004, which in turn represented a decrease by 25.4% from R$298.2 million in 2003. TCP’s interconnection charges (excluding TCO) decreased 30.3% to R$149.5 million in 2004, from R$214.5 million in 2003. The decrease in 2004 was mainly a consequence of the changes in the SMP regulations, as a result of which interconnection costs from VC2, VC3 and international calls are no longer borne by mobile operators. The decrease was partially offset by an increase in the outgoing traffic as a result of a greater customer base.

Rental and insurance. Rental and insurance expenses increased 7.3% to R$97.0 million in 2005, from R$90.4 million in 2004, which in turn represented an increase of 0.2% from R$90.2 million in 2003. The increase in 2005 was principally a result of increases in lease payments for shared space, paid for by a reduction in commercial equipment leases. Rental and insurance fees remained relatively constant at R$90.4 million for the year ended December 31, 2004, compared to R$90.2 million for the year ended December 31, 2003.

Personnel. Personnel expenses increased 6.6% to R$63.2 million in 2005, from R$59.3 million in 2004, which in turn represented an increase of 22.0% from R$48.6 million in 2003. The increase in 2005 was mainly due to an approximate 6% increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually and which takes effect on November 1; and to training program costs. The increase in 2004 was mainly due to the consolidation effect of TCO in the amount of R$8.6 million. TCP’s personnel costs (excluding TCO) increased 5.9% to R$37.5 million in 2004, from R$35.4 million in 2003, primarily relating to an approximate 7.0% increase in the salaries pursuant to the terms of our collective bargaining agreement.

Taxes. Taxes increased 75.4% to R$334.2 million in 2005, compared to R$190.5 million in 2004, which in turn represented a 5.8% decrease from R$202.3 million in 2003. The increase in 2005 was principally due to a change in accounting policies at TCO to bring TCO’s accounting for Fistel and other taxes in line with that of TCP. Beginning in January of 2005, TCO began to accrue amounts monthly for these taxes, as does TCP, rather than recognize the entire tax amount in December of a given fiscal year. The decrease in 2004 was principally caused by the consolidation effect of TCO, which generated a R$54.2 million reduction. Such reduction was a consequence of new accounting procedures relating to the recording of FISTEL tax adopted by TCO (in line with those adopted by TCP). TCP (excluding TCO) increased its taxes by R$42.3 million in 2004 due to an increase in the customer base.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2005, 2004 and 2003, as well as the percentage change of each year from the prior year.

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Selling expenses	2,626.5	1,909.3	1,264.9	37.6	50.9
General and administrative expenses	659.4	620.6	561.3	6.3	10.6
Other net operating expense	343.0	169.9	145.0	101.9	17.2

Total	3,628.9	2,699.8	1,971.2	34.4	37.0

The following table sets forth the impact on operating expenses of consolidating TCO for twelve months in 2004 compared to eight months in 2003.

	Year ended December 31, 2004	From May 1 to December 31, 2003	Consolidation effect

	(in millions of reais)
Selling expenses	(485.4)	(219.0)	(266.4)
General and administrative expenses	(159.3)	(131.7)	(27.6)
Other net operating expense	17.2	(12.6)	29.8

Total	(627.5)	(363.3)	(264.2)

TCP’s operating expenses increased 34.4% to R$3,628.9 million in 2005, from R$2,699.8 million in 2004, which in turn represented an increase of 37.0% from R$1,971.2 million in 2003. The increase in operating expenses in 2005 was principally due to an increase in selling expenses, which in 2005 totaled R$2,626.5 million, a 37.6% increase from R$1,909.3 million in 2004. The increase in operating expenses in 2004 was principally due to the increase in selling expenses, which in 2004 totaled R$1,909.3 million, a 50.9% increase from R$1,264.9 million in 2003. The consolidation effect of TCO caused an additional increase of R$264.2.

Selling expenses. Selling expenses increased 37.6% to R$2,626.5 million in 2005, from R$1,909.3 million in 2004, which in turn represented a 50.9% increase from R$1,264.9 million in 2003. The increase in 2005 was principally due to increases in expenses for third-party services (such as marketing, client care and call center services); increases in the provision for doubtful accounts; and expenses for depreciation of stores, equipment and other assets. Provisions for doubtful accounts increased 111.7% to R$569.9 million for the year ended December 31, 2005 from R$269.1 million for the year ended December 31, 2004, mainly due to an increase in our customer base and to the effect of adjustments to how we recognize acquisitions of new customers and receivables from calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our customers. As a result of this increase, provisions for doubtful accounts were 5.6% of gross revenues for 2005, compared to 2.8% of gross revenues for 2004. The increase in 2004 was partially caused by the consolidation effect of TCO in the amount of R$266.4 million. In addition, TCP (excluding TCO) had a R$378.0 million increase in selling expenses mostly as a result of increased costs with marketing and third party services, higher depreciation expenses and higher allowance for doubtful accounts caused by an increase in the levels of subscription fraud.

General and administrative expenses. General and administrative expenses increased by 6.3% in 2005 to R$659.4 million from R$620.6 million in 2004, which in turn represented an increase of 10.6% in 2003 from R$561.3 million in 2003. The increase in general and administrative expenses in 2005 was primarily due to increases in outsourcing, especially for data processing and network maintenance and to larger depreciation and amortization expenses. The increase in general and administrative expenses in 2004 was primarily due to a 6.1% increase in personnel costs due to increase in the number of employees and higher depreciation and amortization expenses in connection with billing systems. In addition, the consolidation effect of TCO caused an increase of R$27.6 million.

Other net operating expenses. The net amount of other operating expenses increased by 101.9% to R$343.0 million in 2005, from R$169.9 million in 2004, which in turn represented an increase of 17.2% from R$145.0 million in 2003. The increase in 2005 was mainly caused by the amortization of goodwill generated in the acquisitions of TCO, of additional shares of TCO and of Global Telecom. The increase in 2004 was mainly caused by the consolidation effect of TCO in the amount of R$29.8 million.

Net Financial Income (Expenses)

The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the prior year, for each of the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,			Percent Change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Financial income	261.1	223.2	247.9	17.0	(10.0)
Exchange gains and losses	377.9	303.2	368.4	24.6	(17.7)
Gains (Losses) on foreign currency derivative contracts	(941.1)	(913.8)	(873.2)	3.0	4.6
Financial expenses	(615.5)	(708.0)	(876.6)	(13.1)	(19.2)

	(917.6)	(1,095.4)	(1,133.5)	(16.2)	(3.4)

The following table sets forth the impact on financial income (expenses) of consolidating TCO for twelve months in 2004 compared to eight months in 2003.

	Year ended December 31, 2004	From May 1 to December 31, 2003	Consolidation effect

	(in millions of reais)
Financial income	153.4	135.5	17.9
Exchange gains and losses	(20.6)	(1.7)	(18.9)
Gains (Losses) on foreign currency derivative contracts	(20.9)	(19.0)	(1.9)
Financial expenses	(49.7)	(85.1)	35.4

Total financial income (expense), net	62.2	29.7	32.5

Net financial expense reflects, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See note 8 to our consolidated financial statements. Our net financial expenses decreased 16.2% to R$917.6 million in 2005, from R$1,095.4 million in 2004, which in turn represented a decrease of 3.4% from R$1,133.5 million in 2003. TCP’s net financial expenses decreased between 2004 and 2005 primarily due to a reduction in our cost of net debt obtained from the renewal of financial agreements, which offset the higher interest rates in the period (from 16.17% per year in 2004 to 19.0% per year in 2005). Our net financial expenses remained relatively constant between 2003 and 2004.

As of December 31, 2005, all of our foreign exchange indebtedness (R$3,219.8 million) was covered by long positions under hedging agreements. Under those derivative agreements, our subsidiaries’ foreign exchange-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. This resulted into a gain of R$377.9 million in our foreign currency-denominated debt (a gain of R$303.2 million in 2004 and a gain of R$368.4 million in 2003), which was offset by losses in our currency and interest rate derivatives contracts of R$941.1 million in 2005 (a loss of R$913.8 million in 2004 and a loss of R$873.2 million in 2003).

Net non-operating Income (Expense)

The net non-operating expense increased by 27.5% to R$65.3 million from an expense of R$51.2 million in 2004, which in turn represented a 99.2% increase from an income of R$25.7 million in 2003. The variations in 2004 and 2005 were caused by inventory of fixed assets adjustments.

Income and Social Contribution Taxes Benefit (Expense)

We incurred income and social contribution taxes in the amount of R$246.1 million in 2005, a 24.8% increase from R$327.1 million in 2004, which in turn represented a 17.7% increase from R$277.9 million in 2003. Despite our net losses, we recorded income taxes in 2005, 2004 and 2003, because of the operating results of TCP and TCO. According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities. See note 11 to our consolidated financial statements.

Minority Interest

Minority interests decreased by 49.7% to R$166.9 million in 2005, from R$331.5 million in 2004. The variations in minority interest are entirely due to our ownership interest in TCO which corresponds to less than 100% of its capital stock.

TCP’s Segments

The following tables set forth certain information on TCP’s reportable segments for the periods indicated (for the purpose of analysis, the segment information that management includes here with respect to each subsidiary includes the amortization of good will and excludes from TCP the result of equity pick-up. Accordingly, the segment information here is not necessarily a statement of income for the individual subsidiaries and may differ from such statement).

	Company reportable segments as of December 31, 2005
	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	4,380.9	820.8	2,271.4	—	—	7,473.1
Operating income (loss)	255.2	(322.0)	222.3	(461.4)	(125.0)	(430.9)
Net income (loss)	130.9	(327.5)	57.9	(603.6)	(166.9)	(909.2)
Total assets	6,170.4	2,632.9	4,785.9	472.9	(275.3)	13,786.8

	Company reportable segments as of December 31, 2004
	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	4,329.1	801.5	2,210.4	—	—	7,341.0
Operating income (loss)	607.1	(177.3)	527.8	(277.9)	(460.1)	219.6
Net income (loss)	461.7	(180.3)	291.2	(734.5)	(328.3)	(490.2)
Total assets	6,107.4	2,869.6	4,924.7	461.7	(224.0)	14,139.4

Global Telecom

The following table sets forth certain components of Global Telecom’s income for the periods indicated.

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Net operating revenue	820.6	801.5	669.0	2.4	19.8
Cost of services and goods sold	(527.3)	(556.0)	(478.9)	(5.1)	16.1
Gross profit	293.3	245.5	190.1	19.5	29.1
Operating expenses:
Selling	(337.4)	(249.9)	(178.9)	35.0	39.7
General and administrative	(54.8)	(67.7)	(74.5)	(19.1)	(9.1)
Other operating expenses, net	(65.0)	(3.2)	(43.9)	1931.3	(92.7)
Total operating expenses	(457.2)	(320.8)	(297.3)	42.5	7.9
Operating loss before net financial result	(163.9)	(75.3)	(107.2)	117.7	(29.8)
Financial income (expenses), net	(101.2)	(102.0)	(328.1)	(0.8)	(68.9)
Operating loss	(265.1)	(177.3)	(435.3)	49.5	(59.3)
Net non-operating income (expenses)	(5.5)	(5.3)	—	3.8	—
Income before taxes and minority interest	(270.6)	(182.6)	(435.3)	48.2	(58.1)
Income and social contribution tax benefit (expense)	—	2.3	(0.7)	—	—
Minority interests	—	—	—	—	—

Net loss	(270.6)	(180.3)	(436.0)	50.1	(58.6)

Net operating revenue. The net operating revenue of Global Telecom increased 2.4% to R$820.6 million for the twelve months ended December 31, 2005, from R$801.5 million for the twelve months ended December 31, 2004. This increase reflects an increase of 9.5% in revenues from services, mainly from usage charges 31.4% and data-related services 43.5%, partially offset by a 9.7% reduction in interconnection fees and by a 14.1% reduction in revenue from sales of handsets and accessories. Net operating revenue increased 19.8% to R$801.5 million in 2004 from R$669.0 million in 2003 reflecting an increase of 19.7% in revenues from services, mainly from usage charges 6.4%, data-related services and interconnection fees 26.2% and also by a 20.0% increase in revenue from sales of handsets and accessories.

Cost of services and goods. Cost of services and goods decreased 5.1% to R$527.3 million for the twelve months ended December 31, 2005 from R$556.0 million for the twelve months ended December 31, 2004, principally due to a 26.6% reduction in the cost of handsets and accessories, partially offset by a 43.7% increase in Fistel and other tax expenses (due primarily to the 12.8% growth in the client base).The gross profit margin (gross profit as a percentage of net revenues) was 35.7% for the twelve months ended December 31, 2005, compared to 30.6% for twelve months ended December 31, 2004. Cost of services and goods increased 16.1% to R$556.0 million in 2004 from R$478.9 million in 2003, principally due to a 40.5% increase in the cost of handsets and accessories (caused by a greater focus on the segment of medium and high-end handsets) and a 16.1% increase in Fistel and other tax expenses (due primarily to the 52.5% growth in the client base) partially offset by a 48.8% decrease in interconnection charges.

Operating expenses. Global Telecom’s operating expenses increased 42.5% to R$457.2 million in the twelve months ended December 31, 2005 from R$320.8 million in the twelve months ended December 31, 2004. The increase resulted mainly from a 35.0% increase in selling expenses, which reached R$337.4 million in the twelve months ended December 31, 2005, compared to R$249.9 million in the twelve months ended December 31, 2004. This increase in selling expenses was principally due to an increase in expenses related to outsourced services (such as marketing) and in the provision for doubtful accounts. Operating expenses increased 7.9% to R$320.8 million in 2004 from R$297.3 million in 2003 mainly from a 39.7% increase in selling expenses partially offset by a 92.6% decrease in other operating expenses (reserve for contingencies). This increase in selling expenses was mainly due to a 98.7% increase in outsourced services (such as marketing).

Operating loss. Global Telecom recorded an operating loss of R$265.1 million for the twelve months ended December 31, 2005, compared to an operating loss of R$177.3 million for the twelve months ended December 31, 2004, principally due to the increase of the operating expenses described above. The 2004 loss is 59.3% lower as compared to a R$435.3 million loss in 2003.

Net loss. As a result of the foregoing, Global Telecom recorded a net loss of R$270.6 for the twelve months ended December 31, 2005, compared with a net loss of R$180.3 million for the twelve months ended December 31, 2004. Such loss is 58.6% lower in comparison with a net loss of R$436.0 million in 2003.

Telesp Celular

The following table sets forth certain components of Telesp Celular’s income for the periods indicated.

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Net operating revenue	4,381.0	4,329.1	3,993.2	1.2	8.4
Cost of services and goods sold	(1,839.6)	(1,868.6)	(1,903.6)	(1.6)	(1.8)
Gross profit	2,541.4	2,460.5	2,089.6	3.3	17.7
Operating expenses:
Selling	(1,535.7)	(1,174.0)	(867.0)	30.8	35.4
General and administrative	(417.6)	(385.4)	(336.5)	8.4	14.5
Other operating expenses, net	15.1	29.9	41.7	(49.5)	(28.3)
Total operating expenses	(1,938.2)	(1,529.5)	(1,161.8)	26.7	31.6
Operating income before net financial result	603.2	931.0	927.8	(35.2)	0.3
Financial income (expenses), net	(348.0)	(324.0)	(246.4)	7.4	31.5
Operating income	255.2	607.0	681.4	(58.0)	(10.9)
Net non-operating income (expenses)	(42.7)	(40.3)	(18.3)	6.0	120.2
Income before taxes and minority interest	212.5	566.7	663.1	(62.5)	(14.5)
Income and social contribution tax benefit (expense)	(81.6)	(105.2)	(168.1)	(22.4)	(37.4)
Minority interests	—	—	—	—	—

Net income	130.9	461.5	495.0	(71.6)	(6.8)

Net operating revenue. The net operating revenue of Telesp Celular increased 1.2% to R$4,381.0 million for the twelve months ended December 31, 2005, from R$4,329.1 million for the twelve months ended December 31, 2004. This increase reflects an increase of 1.2% in revenues from services, mainly from usage charges (10.1%) and data-related services (33.7%), a 2.8% increase in revenue from sales of handsets and accessories, partially offset by a 3.8% reduction in interconnection fees. Net operating revenue increased 8.4% to R$4,329.1 million in 2004 from R$3,993.2 million in 2003 reflecting an increase of 8.3% in revenues from services, mainly from interconnection fees and data-related services, and an increase of 13.0% in revenues from sales of handsets and accessories.

Cost of services and goods. Cost of services and goods decreased 1.6% to R$1,839.6 million for the twelve months ended December 31, 2005 from R$1,868.6 million for the twelve months ended December 31, 2004, principally due to a 37.3% reduction in interconnection expenses and a 1.9% reduction in the cost of handsets and accessories (in the amount of R$17.4 million) partially offset by a 21.5% increase in Fistel and other tax expenses (caused by a 13.5% increase in the customer base) and a 8.6% increase in the cost of third-party services (such as call center services, customer service and maintenance). The gross profit margin (gross profit as a percentage of net revenues) was 58.0% for the twelve months ended December 31, 2005, compared to 56.8% for twelve months ended December 31, 2004. Cost of services and goods decreased 1.8% to R$1,868.6 million in 2004 from R$1,903.6 million in 2003, principally due to a 32.1% reduction in depreciation and amortization expenses and a 29.2% reduction in interconnection expenses offset by a 25.3% increase in the cost of handsets and accessories (caused by a greater focus on the segment of medium and high-end handsets) and a 27.1% increase in Fistel and other tax expenses (caused by the 23.2% increase in the customer base).

Operating expenses. Telesp Celular’s operating expenses increased 26.7% to R$1,938.2 million in the twelve months ended December 31, 2005 from R$1,529.5 million in the twelve months ended December 31, 2004. The increase resulted mainly from a 30.8% increase in selling expenses to R$1,535.7 million for the twelve months ended December 31, 2005 from R$1,174.0 million for the twelve months ended December 31, 2004. This increase in selling expenses was mainly due to an increase in expenses related to outsourced services (such as marketing), the provision for doubtful accounts and depreciation expenses. Operating expenses increased 31.6% to R$1,529.5 million in 2004 from R$1,161.8 million in 2003 mainly due to an increase in expenses related to outsourced services (such as marketing), the provision for doubtful accounts and depreciation expenses.

Operating Income. Telesp Celular recorded an operating income of R$255.2 million for the twelve months ended December 31, 2005, compared to an operating income of R$607.0 million for the twelve months ended December 31, 2004, principally due to the increase in selling expenses described above and an increase in financial expenses in connection with derivative transactions, partially offset by foreign exchange gains resulting from the appreciation of the real in relation to the U.S. dollar during the period. The 2004 gain is as compared to a R$681.4 million gain in 2003.

Net Income. As a result of the foregoing, Telesp Celular recorded a net income of R$130.9 for the twelve months ended December 31, 2005, compared with a net income of R$461.5 million for the twelve months ended December 31, 2004. Such net income is in comparison with a net income of R$495.0 million in 2003.

TCO

The following table sets forth certain components of TCO’s income, as well as the percent change of each year from the prior year for the years ended on December 31, 2005, 2004 and 2003.

	Year ended December 31,			Percent change
	2005	2004	2003	2005-2004	2004-2003
	(in millions of reais)
Net operating revenue	2,271.4	2,210.4	1,958.9	2.8	12.8
Cost of services and goods sold	(990.5)	(901.6)	(904.0)	9.9	(0.3)
Gross profit	1,280.9	1,308.8	1,054.9	(2.1)	24.1
Operating expenses:
Selling	(753.4)	(485.4)	(300.5)	55.2	61.5
General and administrative	(178.5)	(159.3)	(193.2)	12.1	(17.5)
Other operating expenses, net	37.5	17.2	(13.5)	118.0	(227.4)
Total operating expenses	(894.4)	(627.5)	(507.2)	42.5	23.7
Operating income before net financial result	386.5	681.3	547.7	(43.3)	24.4
Financial income (expenses), net	117.0	62.2	111.6	88.1	(44.3)
Operating income	503.5	743.5	659.3	(32.3)	12.8
Net non-operating income (expenses)	0.1	(9.0)	(6.3)	(101.1)	42.9
Income before taxes and minority interest	503.6	734.5	653.0	(31.4)	12.5
Income and social contribution tax benefit (expense)	(164.5)	(224.2)	(181.1)	(26.6)	23.8
Minority interests	—	(3.2)	(8.5)	—	(62.4)

Net income	339.1	507.1	463.4	(33.1)	9.4

Net operating revenues increased by 2.8% to R$2,271.4 million in 2005 from R$2,210.4 million in 2004, which in turn represented a 12.8% increase from R$1,958.9 million in 2003. The growth in 2005 was principally due to an increase in revenues from usage charges and, to a lesser degree, increases in other revenues and in revenues from sales of handsets and accessories. The growth in 2004 was principally due to a 17% increase in usage charges (due to an increase of 41.5% in our customer base), a 26.9% increase in sales of handsets and accessories, and a 92.2% increase in revenues from other services.

The increase in net operating revenues in 2005 and 2004, were partially offset by lower average monthly revenues per customer. The average number of customers (number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two) increased 27.2% to 6,318 thousand in 2005 from 4,966 thousand in 2004, which in turn represented a 38.3% increase from 3,590 thousand in 2003. Average monthly net revenues from services per customer decreased principally as due to an increasing penetration into lower income customer segments and an increase in the percent of prepaid customers in relation to total customers (as a result of new prepaid customers acquired and existing customers switching from contract plans to prepaid plans).

Cost of services and goods sold increased 9.9% to R$990.5 million in 2005, from R$901.6 million in 2004, which in turn represented a 0.3% decrease from R$904.0 million in 2003. TCO’s gross margins were 56.4%, 59.2% and 53.9% in 2005, 2004 and 2003, respectively.

Operating expenses increased 42.5% to R$894.4 million in 2005, from R$627.5 million in 2004, which in turn represented a 23.7% increase from R$507.2 million in 2003. The increase in 2005 resulted mainly from a 55.2% increase in selling expenses and a 12.1% increase in general and administrative expenses.

Selling expenses increased 55.2% to R$753.4 million in 2005, from R$485.4 million in 2004, which in turn represented a 61.5% increase from R$300.5 million in 2003. The increase in 2005 was principally due to an increase in TCO’s provision for doubtful accounts, an increase in third-party marketing and promotional services in a highly competitive environment and an increase in commissions paid to independent distributors, from an increase in the number of handsets sold. TCO’s provision for doubtful accounts increased 228.7% to R$224.6 million for 2005 from R$68.3 million for 2004, mainly due to an increase in the customer base and to the effect of adjustments to how we recognize acquisitions of new customers and receivables from calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. As a result of this increase, provisions for doubtful accounts were 7.1% of gross revenues for 2005, compared to 2.3% of gross revenues for 2004. The increase in 2004 was principally due to an increase in outsourced services, a 45.0% increase in allowances for doubtful accounts and a 185.2% increase in depreciation expenses due to the greater volume of exchanged handsets.

General and administrative expenses increased 12.1% to R$178.5 million in 2005, from R$159.3 million in 2004, which in turn represented a 17.5% decrease from R$193.2 million in 2003. The increase in 2005 was principally due to an increase in third-party services and rental, insurance and condominium fees relating to infrastructure. These increases were partially offset by a reduction in depreciation and amortization expenses and a decrease in income taxes paid by TCO in accordance with Brazilian tax law on the value of international roaming charges paid to non-Brazilian telecommunications companies.

TCO’s net income decreased by 33.1% to R$339.1 million in 2005, from R$507.1 million in 2004, which in turn represented a 9.4% increase from R$463.4 million in 2003.

B.	Liquidity and Capital Resources

Sources of Funds

TCP generated cash flow from operations of R$1,469.8 million, R$1,307.3 million and R$1,459.7 million in 2005, 2004 and 2003, respectively.

TCP had net cash used in financing activities of R$76.8 million as of December 31, 2005. Although TCP obtained new loans in the aggregate amount of R$3,592.7 million in that period, these were more than offset by loan repayments of R$2,999.0 million and net settlements on derivatives contracts of R$658.0 million.

TCP had R$3,646.1 million in long-term loans and financing as of December 31, 2005. TCP’s R$1,546.9 million in short-term indebtedness as of December 31, 2005 consisted primarily of funding from financial institutions. As of December 31, 2005, TCP had a working capital deficit (current liabilities minus current assets) of R$276.8 million compared to R$1,280.4 as of December 31, 2004. As of December 31, 2003, TCP had a working capital deficit (current liabilities minus current assets) of R$2,066.0 million.

On May 1, 2005, TCP issued debentures in the aggregate principal amount of R$1.0 billion in two series, both maturing in May 2015. The first series, in the aggregate amount of R$200.0 million, bears interest at 103.3% of the average daily interbank deposit rate for deposits of one day (DI—Depósitos Interfinanceiros de um dia, extragrupo), payable semiannually, and is subject to renegotiation of terms (repactuação) in May 2009. The second series, in the aggregate amount of R$800.0 million, bears interest of 104.2% of the average daily interbank deposit rate, payable semiannually, and is subject to renegotiation of terms in May 2010. The proceeds of the issuance of these debentures were used for the repayment of short-term debt.

Also, in October of 2004, TCP held a voluntary public tender offer to acquire shares of TCO in the amount of R$902.0 million, with the objective of increasing the ownership interest of the Company in the capital stock of TCO. The number of preferred shares of capital stock of TCO held by TCP and by persons directly and indirectly linked to TCP increased to 84,252,534,000 preferred shares, representing 32.76% of the total preferred shares and representing an increase from 28.86% to 50.65% of the ownership interest of the Company in the total capital stock of TCO.

Currently, our principal assets are the shares of our subsidiaries. We rely exclusively on dividends from TCO, TCP and Global Telecom to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by TCO, TCP and Global Telecom, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

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

Our capital expenditures (including capitalized interest) amounted to R$1,557.7 million, R$1,392.0 million and R$708.6 million in 2005, 2004 and 2003 respectively. Payment of debt and derivative instruments consumed cash flows of R$3,657 million, R$4,744.6 million and R$2,894.3 million in 2005, 2004 and 2003, respectively. Dividends and interest on equity payments consumed cash flows of R$76.9 million, R$85.3 million and R$91.3 million in 2005, 2004 and 2003, respectively.

Capital Expenditures

The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
TCP
Switching equipment	343.2	380.1	167.2
Transmission equipment	589.8	450.7	232.8
Information technology	386.2	285.8	157.4
Others(1)	238.5	275.4	151.2

Total capital expenditures	1,557.7	1,392.0	708.6

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Telesp Celular
Switching equipment	216.2	175.9	131.0
Transmission equipment	313.2	172.8	122.3
Information Technology	360.4	251.5	101.9
Others(1)	120.9	158.9	100.5

Total capital expenditures	1,010.7	759.1	455.7

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Global Telecom
Switching equipment	25.4	47.5	10.3
Transmission equipment	126.9	124.5	45.5
Information Technology	6.4	15.7	16.8
Others(1)	30.9	26.8	18.8

Total capital expenditures	189.6	214.5	91.4

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003 (from May to December)
	(in millions of reais)
TCO
Switching equipment	101.6	156.7	25.9
Transmission equipment	149.7	153.4	65.0
Information Technology	19.4	18.6	38.7
Others(1)	86.7	89.7	31.9

Total capital expenditures	357.4	418.4	161.5

(1)	Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

Our capital expenditures over the past three years related primarily to increasing our network capacity and coverage. During the year ended December 31, 2005, we invested R$1,557.7 million, mainly in fixed assets, mainly in projects for the improvement and expansion of our service capacity, the selective implementation of the 1xRTT network overlaid on TCO’s TDMA network, the upgrading of Global Telecom’s 1xRTT network and in the offering of new services. This amount represented 20.9% of our net operating revenues.

Our capital expenditures for 2006 include investments in network expansion, introduction of new products and services to maximize the use of cellular phones and the constant improvement of the quality of services provided to our customers (the amount will be approved at a general shareholders’ meeting). We intend to fund these expenses with funds generated by operations and our available borrowing capacity.

Payments of Dividends to Shareholders

The holders of preferred shares are entitled to exercise voting rights since the 2005 general shareholders’ meeting and until we pay the minimum dividends. However, this has no significant impact in our ownership structure, since our controlling shareholders own more than 50% of our total capital. See “Item 8.—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends.”

Debt

As of December 31, 2005, TCP’s total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2005
(in millions of reais)
Financing from financial institucions	5,001.0
Fixcel (acquisition of TCO)	10.7
Interest	181.3

Long-term debt(1)	3,646.1
Short-term debt	1,546.9

Total debt	5,193.0

(1)	Excludes the short-term portion of long-term debt.

As of December 31, 2005, TCP’s total debt was R$5.2 billion, of which R$3.2 billion, or 62%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$2.7 billion was denominated in U.S. dollars (US$1.2 billion), R$446.4 million was denominated in yen (¥22,508.9 million), and R$48.9 million was denominated in UMBNDES which comprises a mix of different currencies. Devaluation of the real results in exchange losses on our foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2005, we incurred financial expense from foreign currency derivative transactions of R$941.1 million against financial income from monetary and foreign exchange variations of R$377.9 million. At December 31, 2005, we had derivative contracts that covered 99.6% of our foreign currency-denominated debt and other foreign currency liabilities. The unrealized costs (net of unrealized gains on foreign exchange derivatives contracts) at December 31, 2005 were R$310.1 million.

We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2005, approximately 44.0% of our interest-bearing liabilities bore interest at floating rates, primarily LIBOR and UMBNDES for U.S. dollar-denominated debt and CDI, IGPM and TJLP for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates rise. At December 31, 2005, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. TCP protected against the risk of interest rates increasing (LIBOR) by entering into derivative contracts in the total amount of R$280.9 million. The CDI rates as of December 31, 2005 and 2004 were 19.0% and 16.3%, respectively.

At December 31, 2005, we had US$280 million in forward purchase agreement which enabled us to purchase U.S. dollars in September 2006 at R$1.23 per U.S. dollar. At December 31, 2005, hedging contracts covered 99.6% of our foreign currency-denominated financial debt.

Some of the debt agreements of TCP and its subsidiaries contain restrictive covenants. Financial ratios apply to some indebtedness of Global Telecom and TCO and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. Global Telecom has indebtedness and financing with the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) which as of December 31, 2005 totaled R$232.5 million (R$304.3 million as of December 31, 2004). In accordance with contractual obligations, there are several economic and financial indicators that must be maintained annually. GT did not meet the required level for “Total Net Debt/EBITDA” as of December 31, 2005. We have already obtained a waiver from the bank for the non-fulfillment of such obligation until December 31, 2006. TCO and its subsidiaries have indebtedness with BNDES and the Export Development Bank of Canada, or EDBC, respectively totaling R$83.5 million and R$23.6 million as of December 31, 2005 (respectively R$137.2 and R$71.2 as of December 31, 2004). As of the same date, the various economic and financial indicators contemplated by the contracts with EDBC were reached. With respect to the BNDES contracts, TCO did not meet the “EBITDA Margin” indicators as of December 31, 2005. We have already obtained a waiver from the bank for the non-fulfillment of such obligation until the next measurement.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Net losses for 2005, 2004, and 2003 were R$596.8 million, R$500.7 million and R$98.8 million under U.S. GAAP, compared to net losses of R$909.2 million, R$490.1 million and R$640.2 million respectively under the Brazilian Corporate Law Method. Shareholder’s equity at December 31, 2005, 2004 and 2003 was R$4,138.9 million, R$2,735.6 million and R$3,232.0 million respectively under U.S. GAAP, compared to R$4,015.2 million, R$2,907.4 million and R$3,393.2 million respectively under the Brazilian Corporate Law Method.

See Note 36 to our audited consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

In March 2004, the Emerging Issues Task Force of the FASB reached a consensus on EITF 03-06 (Participating Securities and the Two-Class Method under FASB Statement No. 128) that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior years must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 was adopted in 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our management does not expect the adoption of this SFAS will have an impact on our financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for the year ended December 31, 2005 for calendar year companies. We are currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

C.	Research and Development

We have partnerships with some universities, which have allowed us to make improvements in the R&D area. We also rely on the research and development of our third-party suppliers.

D.	Trend Information

In 2006, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value added services, targeted growth on average revenue per user, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products with high quality in order to meet our clients’ expectations.

E.	Off-balance sheet arrangements

As of December 31, 2005, there were no off balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F.	Tabular disclosure of contractual obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations:
Long-term debt(1)	4,517.1	871.0	2,590.2	44.5	1,011.4
Capital lease obligations	—	—	—	—	—
Operating leases	1,284.5	138.2	270.6	258.3	617.4
Unconditional purchase obligations	146.2	146.2	—	—	—
Other long-term obligations(2)	22.6	20.9	1.7	—	—

Total contractual cash obligations(3)	5,970.4	1,176.3	3,008.7	302.8	1,628.8

(1)	Includes short-term portions of long-term debt.
(2)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.
(3)	Excludes pension fund obligations.

In addition, we have a rental commitment with Telecomunicações de São Paulo S.A.—Telesp, a related party, in an annual amount of R$13.4 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our company is managed by a Board of Directors and a Board of Executive Officers. Our shareholders elect the members of the board of directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The board currently consists of nine members. The terms of the current members of the board of directors will expire in April 2006, except Antonio Gonçalves de Oliveira’s term, representative of minority shareholders, will expire in April 2007. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected
Fernando Xavier Ferreira	Chairman	March 27, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Vice Chairman	March 27, 2003
Shakhaf Wine	Director	March 16, 2004
Félix Pablo Ivorra Cano	Director	October 16, 2003
Ignacio Aller Malo	Director	March 27, 2003
Luis Paulo Reis Cocco	Director	May 18, 2005
Luiz Kaufman	Director	July 18, 2005
Henry Philippe Reichstul	Director	July 18, 2005
António Gonçalves de Oliveira	Director	March 26, 2004

Set forth below is a brief biographical description of our directors.

Fernando Xavier Ferreira, born on February 13, 1949, is currently Chief Executive Officer of Telecominicações de São Paulo S.A.—Telesp and SP Telecomunicações Holding Ltda. Mr. Ferreira is Chairman of the Supervisory Board of Telecominicações de São Paulo S.A.—Telesp. He also serves as vice-chairman of the Board of Directors and Chief Executive Officer of Telefônica Data Brasil Holding S.A. He is a member of the Boards of Directors of Telefónica Internacional S.A. and Telefónica Móviles S.A. Mr. Ferreira is a Chairman of the Supervisory Board of Brasicel N.V. and Chairman of the Board of Directors of Vivo Participações S.A., Tele Centro Oeste Celular Participações S.A., Mercador S/A and Telefônica Factoring do Brasil Ltda. and chairman of the control committee for Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. (T-Gestiona). Until February 2006 he was a member of the Board of Directors Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. He is also a member of the Latin American Committee of the New York Stock Exchange and of the Global Information Infrastructure Commission—GIIC. Mr. Ferreira has served as president of Telecomunicações Brasileiras S.A.—Telebrás, vice-minister in the Brazilian Ministry of Communications, Chairman of the Board of Directors of Embratel S.A., President of Nortel do Brasil S.A., President of Telecomunicações do Paraná S.A.—Telepar and as a member of ANATEL’s consulting committee and member of the Board of Directors of Empresa Brasileira de Correios e Telégrafos—ECT and Portugal Telecom. He holds a degree in electrical engineering from Faculdade de Engenharia Elétrica da Universidade Católica do Rio de Janeiro, the Electric Engineering Faculty of the Catholic University of Rio de Janeiro, Brazil, which he received in 1971. He attended a business administration course at Western Ontario University, Canada, in 1982.

Carlos Manuel de Lucena e Vasconcellos Cruz, born on September 9, 1957, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Vice Chairman of the Supervisory Board of Brasicel N.V. and Vice Charmain of the Board of Directors of Vivo Participações S.A. and Tele Centro Oeste Celular Participações S.A., since April 2003; Vice Chairman of the Board of Directors of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. from April 2003 until February 2006; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003;

Shakhaf Wine, born on June 13, 1969, is currently an executive officer of Portugal Telecom S.G.P.S. and a member of the Board of Directors of Brasilcel N.V., Vivo Participações, S.A., Tele Centro Oeste Celular Participações, S.A. and Folha Universo Online S.A. Mr. Wine is also the President of the Audit Committee of Brasilcel N.V. He was a member of the Board of Directors Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until February 2006. Mr. Wine was a Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003. Additionally, he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. Previously Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. He holds a degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently, member of the Boards of Directors of Telecomunicações de São Paulo S.A, Brasilcel N.V, Vivo Participações and Tele Centro Oeste Celular Participações S/A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development until January, 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia—ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas—ICADE also in Madrid.

Ignacio Aller Malo, who was born on December 1, 1945, is a member of the Board of Directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V., Vivo Participações, S.A. and Tele Centro Oeste Celular Participações S.A. He was a member of the Board of Directors Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until February 2006. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967.

Luis Paulo Reis Cocco, born on July 23, 1968, is currently Executive Board Member of Portugal Telecom Investimentos Internacionais, S.A., a member of the Board of Directors and a member of the Audit Committee of Brasilcel N.V. Mr. Cocco is also a member of the Boards of Directors of PT Móveis—Serviços Telecomunicações, S.A.; PT Ventures, SGPS, S.A.; PT Brasil SA; Vivo Participações S.A.; Tele Centro Oeste Celular Participações S.A.; ICDL Brasil Certificadora, S.A.; Mobitel, SA; Telecomunicações Públicas de Timor, S.A.; PT Prime Tradecom, S.A.; Tradecom SGPS, S.A.; Universo Online; PT Ásia; and the Compensation Committee of Macau Cable TV. From May 2005 until February 2006 he was a member of the Board of Directors of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. From February 2004 until March 2005, Mr. Cocco was Chief Financial Officer of Portugal Telecom Investimentos Internacionais, S.A. Previously he was General Director for Planning, Control and Finance of PT Comunicações, S.A.; PT Prime, S.A. and PTM.COM, S.A. and General Director for Resources, Planning, IT and Finance of PT Prime, S.A. Between 2000 and 2002, Mr. Cocco was President and CEO (2001-2002) and Chief Financial Officer (2000-2001) of PT Prime Tradecom, S.A. Before joining Portugal Telecom in May 2000, Mr. Cocco had been Vice President of Santander Investment in Portugal since February 1998. Prior to that Mr. Cocco worked for McKinsey and Company from 1991 to 1993 and from 1995 to 1998. Mr. Cocco holds a Master’s Degree from Harvard Business School and a Degree in Business Administration from Universidade Católica Portuguesa.

Luiz Kaufmann, born on August 7, 1945, has been a member of the Board of Directors and Audit Committee of Vivo and TCO since July 2005. He was a member of the Board of Directors and Audit Committee of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., since July 2005 and until February 2006. Mr. Kaufmann is also a member of the Board of Directors of Gol Linhas Aéreas Inteligentes and chairman of its audit commitee and is a member of the Board of Directors of

Medial Saúde. Mr. Kaufmann is a partner at L. Kaufmann Consultores Associados, a boutique investment bank, through which Mr. Kaufmann was in charge of the turn-around and sale of Vésper Brazil from May 2001 to November 2003 and in the turn-around and sale of Primesys from October 2004 to October 2005. Mr. Kaufmann was partner of GP Investimentos from 1999 to 2001 and a Board member of several companies controlled by GP, CEO of Aracruz Celulose S.A. and Chairman of Board of Directors of Tecflor from November 1993 to April 1998. Previously he spent several years as Managing Director of Arthur D. Little in Brazil. Mr. Kaufmann began his career at Serete S.A. Engenharia as project engineer in 1968, rising to the position of Director of Finance and Control by 1974. Mr. Kaufmann then held various other executive positions prior to those described above. Mr. Kaufmann holds a degree from Universidade Federal do Paraná and a Master of Sciences in Industrial Engineering from Illinois Institute of Technology.

Henry Philippe Reichstul, born on April 12, 1949, is a member of the Board of Directors and Audit Committee of Vivo and TCO since July 2005. He was a member of the Boards of Directors and Audit Committees of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., since July 2005 and until February 2006. Mr. Reichstul is also a member of the Boards of Directors of Coinbra (Louis Dreyfus-Brasil), Prisma Energy International and TAM S.A. Mr. Reichstul was the Chief Executive Officer of Petrobrás Petróleo Brasileiro S.A. from March 1999 to December 2001 and was the Chief Executive Officer of Globopar in 2002. Prior to that time, Mr. Reichstul held various positions as an economist and as an executive. Mr. Reichstul has served on the Boards of Directors of Telebrás from 1985 to 1986, Eletrobrás Centrais Elétricas S.A. from 1985 to 1987 and BNDES from 1986 to 1989. Mr. Reichstul holds a post-graduate degree in Economics from Hertford College of Oxford University.

Antonio Gonçalves de Oliveira, born on May 4, 1944, is currently a member of the Boards of Directors and Audit Committees of Vivo Participações S.A. and Tele Centro Oeste Celular Participações S.A., since July 2005, and a member of the Board of Directors of Telesp Celular Participações S.A., since March 2001. Mr. Gonçalves de Oliveira was a member of the Boards of Directors and Audit Committees of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., since July 2005 and until February 2006. He is a member of The USP Museum of Modern Art society, an important participant in the contemporary cultural scene (2004/2006) and member of the council of representatives of FIESP (Federation of Industries of the state of Sao Paulo) (2003/2007). Mr. Gonçalves de Oliveira is also a member of the board of Previ, a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the vice-president of the Brazilian Businessmen’s Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and President of the decision council of the National Employee Association of Banco do Brasil (ANABB). From 1991 to 1995, he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE). He holds a degree in Social Sciences from the University of São Paulo, Brazil, and a Master’s Degree in Communication Sciences from the same university.

In accordance with the shareholders’ agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible for the appointment of our Chief Financial Officer. PT Movéis appointed three and Telefónica Móviles appointed three of the nine members of our Board of Directors.

Board of Executive Officers

Our bylaws provide for a board of executive officers with eight positions, each elected by the Board of Directors for a term of three years. Our board of executive officers currently has six members, one of whom holds three positions. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the Executive Vice President of Finance, Planning and Control. In the case of a vacancy in any position on the Board of Executive Officers, the respective replacement shall be appointed by the Board of Directors; in case of any inability, the Chief Executive Officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The Board of Directors may remove executive officers from office at any time.

The following are the current executive officers and their respective positions.

Name	Position	Date appointed
Roberto Oliveira de Lima	Chief Executive Officer	July 01, 2005
Ernesto Gardelliano	Executive Vice President of Finance, Planning and Control and Investor Relations Officer	March 23, 2006
Paulo Cesar Pereira Teixeira	Executive Vice President of Operations	April 16, 2003
Roberto Oliveira de Lima	Interim Executive Vice President of Marketing and Innovation and Interim Vice President of IT and Product and Service Engineering	February 06, 2006
Javier Rodríguez García	Vice President of Technology and Networks	April 16, 2003
Guilherme Silvério Portela Santos	Vice President of Customer Relations	April 16, 2003
Sérgio Assenço Tavares dos Santos	Vice President of Regulatory Matters and Institutional Relations	January 2, 2006

Set forth below is a brief biographical description of our executive officers.

Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer and Executive Vice President of Marketing and Innovation and Vice President of IT and Product and Service Engineering of Vivo Participações S.A., Tele Centro Oeste Celular Participações S.A., Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. Mr. Oliveira de Lima has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A., all affiliates of Brasilcel, since 2005. He was the Chief Executive Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until February 2006. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getulio Vargas, Brasil, and a Master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

Ernesto Gardelliano, born on January 15, 1962, is Executive Vice President of Finance, Planning and Control and Investor Relations Officer of Vivo Participações S.A., Tele Centro Oeste Celular Participações S.A., Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. He joined Coopers & Lybrand in Argentina in 1984 where he developed his career in the Audit Department. During 1990, Mr Gardelliano was transferred to Italy. In January 1993, he joined Movicom, the first mobile telecom operator in Argentina. The Company was a Joint Venture led by BellSouth, Motorola and others. Mr Gardelliano acted as the Financial Controller until 1997, when he was promoted to Chief Financial Officer. In 2005, and after the sale of the Latin American Assets of BellSouth, he became Regional Director for Argentina, Chile and Uruguay for Telefónica Móviles and transferred to Brazil to take over responsibilities in the Finance area of the above mentioned Companies, namely Vivo. Mr Gardelliano is a Certified Public Accountant, a graduate of the University of Buenos Aires and holds a degree in Upper Management from the Instituto de Altos Estudios at the Universidad Austral.

Paulo Cesar Pereira Teixeira, born on June 18, 1957, is the Executive Vice-President of operations of Vivo Participações S.A. since 2003, Tele Centro Oeste Celular Participações S.A., Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and

TCO IP S.A. Mr. Teixeira is also a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A. He was the Executive Vice-President of Operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. until February 2006. Since 1998 Mr. Teixeira is Vice-President of Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A and he was member the Board of Directors of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. from 2001 until 2003. In 1998 he was a Director of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., companies of Telecomunicações Brasileiras S.A.—Telebrás, and Vice President of Tele Celular Sul S.A. Mr. Teixeira was Director of telecommunications engineering of Mato Grosso do Sul S.A.—Telems, a company of Telecomunicações Brasileiras S.A.—Telebrás from 1995 through 1998. During 1995, he was a Department Manager of investment management. In 1994 he was a Assistant to the Director of Engineering. From 1990 until 1994, Mr. Teixeira served as Divisional Manager of coordenation and expansion of Telebrás Holdings. Mr. Teixeira was engineer in the areas of service development and investment control, of Telebrás Holding from 1988 through 1990. From 1980 until 1987, Mr. Teixeira performed several different managerial duties at Companhia Riograndense de Telecomunicações S.A.—CRT and was also a member of the board of directors from 1985 to 1986. In 1987 and 1988, he held several different positions at Telebrás affiliates. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

Javier Rodríguez García, born on December 8, 1955, is Executive Vice President of Technology and Networks of each of Vivo Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., since May 2003, Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A. and TCO-IP S.A, since April 2005. He was the Executive Vice-President of Operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., until February 2006. From 1986 until 1988, Mr. García worked at INDELEC—Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A. as the person responsible for the installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2003 was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

Guilherme Silvério Portela Santos, born on February 3, 1966, is currently the Vice-President of customers of each of Vivo Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and an executive manager at PT Móveis, SGPS, S.A. From March 2003 until February 2006 he was a Vice-President of Customer Service of Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a Master’s degree from INSEAD, France.

Sérgio Assenço Tavares dos Santos, born on June 3, 1948, is the Vice President of Regulatory Matters and Institutional Relations of Vivo, TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. From January 2006 until February 2006, he was a Vice-President of Regulatory Matters and Institutional Relations of Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. He was CEO of TCO and its operating subsidiaries and Executive Vice President of Operational Services of TCO between June 2003 and October 2004, and prior to such time he was Manager of the Department of Networks and Operations since May 1998. He was also Manager of the Department of Engineering and Operations of NBT from August 1999 to June 2003 and Superintendent Head of Telebrasília, Telegoiás, Telems, Teleron and Teleacre from January 1998 to June 2003. He was Director of Engineering of Telecomunicações de Brasília S.A. Telebrasília, a fixed telecommunications company, between July 1995 and March 1998, and was also Manager of the Business Unit of Advanced Telecommunications of the Operations Department of Telebrasília from April 1994 until July 1995 and Assessor and Coordinator of Special Projects of the Engineering Department of Telebrasília from September 1993 until March 1994. He held several different positions at Telebrás from July 1990 until July 1993 and also held several different positions at Telebrasília between March 1976 and July 1990. Mr. Assenço holds an Electrical Engineering degree from the Brasília University, Brazil. Mr. Assenço is a Brazilian citizen.

Board of Auditors

We have a permanent Board of Auditors with three members. They are elected annually at the annual general shareholders’ meeting.

The Board of Auditors is responsible for overseeing our management. Its main duties are:

•	to review and provide an opinion on the annual report of our management;

•	to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-ups; and

•	to review and approve the financial statements for the fiscal year.

The Board of Auditors holds regular meetings every three months and special meetings when called by the President or by any member of the Board of Auditors.

Listed below are the current members of our Board of Auditors and their respective positions:

Name	Position	Date Appointed
Nelson Jimenes(1)	Member	April 1, 2005
Norair Ferreira do Carmo(2)	Member	April 1, 2005
Evandro Luís Pippi Kruel(2)	Member	April 1, 2005
João Botelho(1)	Alternate	April 1, 2005
Wolney Querino Schüler Carvalho(2)	Alternate	April 1, 2005
Fabiana Faé Vicente Rodrigues(2)	Alternate	April 1, 2005

(1)	Appointed by our preferred shareholders.
(2)	Appointed by our controlling shareholder.

B.	Compensation

For the year ended December 31, 2005, we paid our directors and executive officers, and the directors and executive officers of our subsidiaries, as compensation an aggregate amount of R$11.037 million, including bonuses and profit sharing plans. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees.

C.	Board Practices

For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers,” and “Board of Auditors,” above.

There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment.

D.	Employees

At December 31, 2005, we had 4,199 full-time employees and 59 temporary employees.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,
	2005	2004	2003
Total number of employees (including trainees)	4,199	4,217	4,045
Number by category of activity:
Technical and operations area	875	948	1,034
Sales and marketing	1,686	1,941	1,799
Finance and administrative support	1,063	786	741
Customer service	575	542	471

Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary and benefit increase of approximately 11.55% effective as of December 31, 2004.

Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2006.

At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government–provided retirement benefits. Under the Sistel plan, we made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel on the basis of age and salary. Members of Sistel qualified for pension benefits when they qualified for the government–provided retirement benefits. Sistel operates independently from us, and its assets and liabilities are fully segregated from us. Employees hired since January 1999 are not members of Sistel.

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

In 2000, we established the Plano de Benefícios TCP Prev, a new private pension plan for our employees. Unlike Sistel’s defined benefits plan, the Plano de Benefícios TCP Prev calls for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by November 31, 2000. As of December 31, 2005, 60.35% (Telesp, Global e TCO/NBT) of our employees were members of the Plano de Benefícios TCP Prev (TCO—TCO Prev). We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees that have not changed to the new plan.

E.	Share Ownership

As of December 31, 2005, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2005:

Name	Number of common shares owned	Percentage of outstanding common shares		Number of preferred shares owned	Percentage of outstanding preferred shares
Brasilcel	173,039,913	69.1		206,031,783	50.0
Portelcom Partic. S.A.(1)	58,645,839	23.4		1,843	0.0
All directors and executive officers as a group	16		(2)	11		(2)

(1)	Portelcom is a wholly owned subsidiary of Brasilcel.
(2)	Less than 1% of aggregate.

Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4.A—Our History and Development” and “Item 4.C—Organizational Structure.”

We are not aware of any other shareholder owning more than 5.0% of the common shares.

Brasilcel does not have different voting rights, but, as a result of owning more than 50% of our common shares, it has the ability to control the election of our board of directors and the direction of our future operations. See also “Item 4.A—Our History and Development—Brasilcel.”

Related Party Transactions

The main transactions with unconsolidated related parties are as follows:

•

Use of network and long-distance (roaming) cellular communications: These transactions involve companies owned by the same group. Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by

ANATEL. These transactions also include call center services to Telecomunicações Móveis Nacionais—TMN customers in connection with roaming services in the company’s network. As of July 2003, users began to choose their long-distance carrier and the company established agreements that provide to long-distance operators (including Telecomunicações de São Paulo S.A.) co-billing services;

•	Corporate management advisory services provided to Telesp Celular by PT SGPS and calculated based on a percent (up to 2%) of net revenues, monetarily restated based on currency fluctuations;

•	Web publicity provided by Terra Networks Brasil;

•	Logistics services by Telefonica Gestão de Serviços;

•	Corporate services provided by or to other companies under common control are transferred to the company at the cost actually incurred for these services;

•	Call center services provided by Dedic (Mobitel S.A.) and Atento to users of Telesp Celular, Tele Centro Oeste and Global Telecom; and

•	System development and maintenance services provided by PT Inovação, Primesys Telefonica Empresas, Telefonica Mobile Solutions do Brasil, Telefonica Pesquisa e Desenvolvimento and Tradecom Brasil.

We have engaged in a number of other transactions with related parties. See note 31 to our consolidated financial statements.

B.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 3.A.—Key Information—Selected Financial Data” and “Item 18.—Financial Statements.”

Legal Matters

We are party to several administrative and legal proceedings that, if decided adversely to us, could have a material adverse effect on our business, financial condition and results of operations. We record provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our legal counsel. However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our legal counsel. Below is a summary of our material pending administrative and legal proceedings:

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

Tax Credits

TCP, TCO and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against all the new holding companies, including TCP and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency—INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Validity of Prepaid Plan Minutes

We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

Litigation Relating to the Charging of a Monthly Subscription Fee

Global Telecom S.A., Telegoiás Celular and Telems Celular, together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law.

Based on the opinion of our legal counsel, we believe that the possibility of an unfavorable decision in this lawsuit is remote, given that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

Litigation Relating to Telebrás Loans

Tele Centro Oeste has filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás, now Brasil Telecom Participações S/A), Telebrás itself and KPMG (the auditors during the breakup of Telebrás), regarding the distribution of debts and credits of former Telebrás’ loans, after its breakup.

In response to the lawsuit filed against it, Brasil Telecom Participações S/A filed two countersuits in October 1999 against Telebrasília (which has since merged into TCO) and Telegoiás seeking payment of the Telebrás loans in the amount of R$41.3 million from TCO and R$24.1 million from Telegoías.

The lawsuit filed by Tele Centro Oeste against Brasil Telecom Participações S/A, Telebrás and KPMG, was dismissed. In the other two lawsuits, filed by Brasil Telecom Participações S/A against TCO and Telegoiás, the court ruled partially in favor of Brasil Telecom Participações S/A. In the Court of Appeals of the Federal District, TCO’s, and Telegoiás’ appeal was denied. Brasil Telecom Participações S/A’s appeal was granted. Since the Court of Appeals of the Federal District rendered unfavorable decisions in these actions, TCO filed an appeal to the Superior Court of Justice and has been awaiting trial since May 2004. On December 17, 2004, the plaintiff in these actions initiated an enforcement proceeding, claiming the amounts owed to be R$91.5 million from TCO and R$59.3 million from Telegoiás. On August 31, 2005, TCO and Telegoiás filed a motion to stay the enforcement, in which they challenge the amounts sought by the plaintiff. The motion has not yet been reviewed by the Court.

A final decision unfavorable to TCO with respect to payment by TCO and Telegoiás is probable. However, on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criterium of indexation of the outstanding balances.

Difference in Shares

Celular CRT is named in various lawsuits brought by subscribers of fixed telephone lines in the State of Rio Grande do Sul rendered by Celular CRT’s predecessor company—Companhia Rio-Grandense de Telecomunicações, today Brasil Telecom S.A. Prior to the privatization process, telecommunications network expansions were partially financed by plans under the Ministry of Communications Order 1.361/76. This Order entitled fixed telephone lines subscribers to receive a certain number of shares of capital stock of respective fixed telephone service providers, based on amounts subscribers paid for their fixed phone line subscriptions.

The plaintiffs claim to have rights in respect of contracts entered into by Celular CRT’s predecessor and each fixed phone line subscriber, by which the amount they paid for their fixed telephone subscriptions were convertible to a certain amount of the company’s shares after 12-month subscription periods.

The plaintiffs allege that the procedure by which the shares were subscribed in their names was unlawful, abusive and did not take into consideration, during a period of high inflation, the monetary correction of the amount they had paid to subscribe their fixed telephone lines.

Although an Appeals Court in Rio Grande do Sul has already taken a favorable position to the plaintiffs, the decisions have not been issued against Celular CRT, as we have raised, among others, the argument that the action against us is improper on the ground that liability for any claims arising out of acts committed prior to the effective date of the breakup should remain with the predecessor company. Decisions favoring this argument have been issued, including by the Supreme Court. We believe based on the opinion of counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

Tax-Related

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

We believe that this increase is unconstitutional because: (1) Article 195 of the Brazilian Constitution, which was effective when Law No. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (2) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law requiring a greater quorum than the one required to approve Law No. 9,718; and (3) the law was made effective before the expiration of the required 90-day waiting period.

We believe based on the opinion of our legal counsel, and in consideration of recent decisions of the Supreme Court of Brazil, that the likelihood of an unfavorable outcome with respect to the calculation methodology is remote but with respect to the contribution rates is possible. However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations.

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

CIDE

We and our subsidiaries filed lawsuits challenging the application of CIDE—Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

FUST

ANATEL, through the Abridgment of Law n° 7, dated December 15, 2005 established that (i) the values paid for telecommunication companies related to interconnection fees and network usage, cannot be excluded from the tax basis of FUST contributions and (ii) among others, the values received from telecommunication companies, for interconnection usage and for the use of its networks resources, can not be excluded from the tax basis of FUST contributions.

Considering that the second part of the Abridgment of Law is not in accordance with the Law 9.998/2000, all of our subsidiaries have filed writs of mandamus questioning the legality of this contribution and have been granted a favorable preliminary order which has suspended our liability for the contribution.

We believe, based on the opinion of counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

FISTEL

Our subsidiary, Telerj Celular S.A., holds two authorizations to provide telecommunication services granted by the government through SMP Authorization Term n° 013/2002: one to explore the Serviço Móvel Pessoal for an indeterminate period of time and the other to use radiofrequencies for the remaining period of time of the first license but renewable for fifteen years.

In November 30, 2005 the remaining time of the license for the usage of radiofrequency expired and consequently our subsidiary requested an extension. In order to obtain the licenses of its telecommunications stations with expiration dates, ANATEL requested the payment of a TFI (Installation Inspection Fee), with which our subsidiary disagrees on the ground that it had already had paid TFI for all fixed and mobiles stations and radioenlaces.

ANATEL’s position is that the TFI assessment is due in accordance with Act n° 255. Given that ANATEL’s position does not seem accurate, our subsidiary has filed an administrative proceeding in order to contest any requirement for payment of the charge.

Litigation Related to ISS on use of network

The municipalities of Salvador (in the state of Bahia) and Porto Alegre (in the State of Rio Grande do Sul) filed administrative proceedings against Telebahia Celular and Celular CRT in order to collect amounts allegedly due as a services tax (ISS). The municipalities claim that the payments received in consideration of the use of our network could be considered compensation under a lease of a movable asset, and that therefore these payments should be subject to the application of ISS. Based on the opinion of our legal counsel, we believe that Telebahia Celular and Celular CRT will be successful in its defense in these proceedings and accordingly we have not made any provisions.

Other Litigation

We are also party to certain legal proceedings arising in the normal course of business. We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions. We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil. We did not pay dividends or interest on Shareholders’ equity for the years ended December 31, 2005, 2004, 2003 because we recorded a net loss for each of those years. As a result, holders of TCP’s preferred shares now have the same voting risks as the holders or common shares until we pay dividends again.

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

Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after the provision of income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders’ meeting.

At each annual shareholders’ meeting, the board of directors is required to determine how net profits for the preceding fiscal year are to be allocated. Under Brazilian Corporate Law, we are required to maintain a statutory reserve, to which we must allocate 5% of our net profits for each fiscal year until the amount of such reserve equals 20% of our paid-in capital. Losses, if any, may be charged against the statutory reserve.

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

Payment of Dividends

We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under Brazilian Corporate Law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders “pro rata” according to the date when the subscription price is paid to us.

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

There have been no significant changes in 2005 other than the Merger as discussed above in “Item 4.—Information on the Company—Merger of the Vivo Companies.”

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs, each representing 2,500 preferred shares as of December 31, 2005, issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among TCP, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.”

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange US$ per ADS		São Paulo Stock Exchange R$ per 1,000 preferred shares
Year ended	High	Low	High	Low
December 31, 2001	28.43	4.15	58.05	12.87
December 31, 2002	9.00	1.58	22.92	6.43
December 31, 2003	6.55	2.04	20.51	7.84
December 31, 2004	8.94	5.38	27.39	16.00
December 31, 2005	7.52	3.12	19.38	7.00

Year ended December 31, 2004
First quarter	8.92	5.95	26.40	18.31
Second quarter	8.94	5.55	27.39	18.31
Third quarter	7.19	5.57	23.58	16.95
Fourth quarter	6.80	5.38	18.73	16.00

Year ended December 31, 2005
First quarter	7.52	5.49	19.38	14.90
Second quarter	6.20	4.25	15.85	9.94
Third quarter	4.70	3.65	10.89	8.31
Fourth quarter	4.14	3.12	9.29	7.00

Quarter ended
March 31, 2006	5.55	3.82	11.96	8.46

Month ended
October 31, 2005	4.00	3.12	9.03	7.00
November 30, 2005	3.68	3.38	8.24	7.33
December 31, 2005	4.14	3.63	9.29	8.00
January 31, 2006	5.11	4.10	11.70	8.95
February 28, 2006	5.51	4.87	11.74	10.25
March 31, 2006	5.33	3.82	11.30	8.46

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the São Paulo Stock Exchange (BOVESPA)

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia S.A., or CBLC.

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

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A.—CBLC, which is wholly owned by that Exchange.

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2005, the aggregate market capitalization of the 343 companies listed on the BOVESPA was equivalent to approximately R$1,128.5 billion (US$482.1 billion). By comparison, as of December 31, 2005, the aggregate market capitalization of the 2,672 companies listed on the NYSE was approximately US$21.4 trillion. Although all of the outstanding shares of an exchange–listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2005, the combined daily trading volumes on BOVESPA averaged approximately U.S.$666.9 million. See “Risk Factors—Risks Relating to Our Preferred Shares and Our ADSs—The relative volatility and illiquidity of the Brazilian securities markets may adversely effect holders of ADSs.”

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

Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian securities law. Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority and autonomy altered and expanded. The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets. Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the Board of Auditors and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so-called “block voting,” by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

The Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting . Nine of our directors are appointed by our controlling shareholder, but three were appointed in accordance with Sarbanes-Oxley.

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

Executive Sessions

According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, none of our executive officers are members of our board of directors.

Committees

We are not required under applicable Brazilian Corporate Law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting . Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

Brazilian Corporate Law requires us to have a board of auditors (Conselho Fiscal) which is composed of three to five members elected at the general shareholders’ meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of three members and three alternates and which meets once a quarter. In April 2003, the SEC has stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements.

We also have an audit committee, whose members follow the independence requirements of Rule 10A 3(c)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Item 16.D.—Exemptions from the Listing Standards for Audit Committees.”

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

Code of Business Conduct and Ethics

Although the adoption of a code of ethics is not required by Brazilian Corporate Law, TCP implemented a Code of Ethics and Conduct for all Directors and employees in May, 2005. See “Item 16.B.—Code of Ethics.”

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

Register

Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, No. 82.466/03–8 on April 30, 2003, under company number (NIRE) 3530015879–2. Article 5 of our by-laws will be amended as a result of the capital increase approved by a general meeting of our shareholders on February 22, 2006, which is in the process of being registered with JUCESP.

Objectives and Purposes

We are a publicly traded company duly registered with the Brazilian securities commission under No. 017710. Article 2 of our by-laws provides that our corporate purpose is to:

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

Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state official gazette and two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice. The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in article 117 of Law 6.404/76.

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

The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law;

•	participate in a group of companies if certain liquidity standards are not met according to the Brazilian Corporate Law as amended by Law No. 10,303/01;

•	merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian Corporate Law as amended by Law No. 10,303/01; and

•	cisão, or split–up, Vivo Participações S.A., according to the Brazilian Corporate Law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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

Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

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

Under Resolution 2,689, of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Item 10. Taxation—Brazilian Tax Considerations.”

Pursuant to the Resolution 2,689, foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

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

•	Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•	Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to be taxed at a rate of 15%.

•	Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to be taxed at a rate of 15%, as of January 2005, unless the investor is entitled to tax–free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

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

Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to be taxed at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders who invest through Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax-haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax-haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

1.	Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions

Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders, equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25%, instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders who are residents of or domiciled in Brazil.

2.	Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities who are resident or domiciled within this state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

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

In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax is due to expire on December 31, 2007. It is currently imposed at a rate of 0.38%. Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002. Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be used for investments.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar, persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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

General

In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, such holders will not recognize gain or loss upon the exchange of ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

Taxation of Distributions

Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009, with respect to the ADSs will be subject to taxation at a maximum rate of 15%, if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States for so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. U.S. Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

The amount of any dividend paid in reais will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the Holder does not convert the amount of such dividend into U.S. dollars on the date of receipt. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its U.S. federal taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of Preferred Shares or ADSs

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

Passive Foreign Investment Company Rules

We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of a higher tax rate than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, as described above, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax if we are a PFIC.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient, or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

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

Exchange Rate Risk

The principal foreign exchange rate risk faced by us arises from our U.S. dollar, Japanese yen and UMBNDES—denominated indebtedness. At December 31, 2005, we had US$1,164.0 million and ¥22,508.9 of indebtedness. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts). At December 31, 2005, all of our U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by long positions of hedging agreements. Under those derivative agreements, our subsidiaries’ U.S. dollar, Japanese yen and UMBNDES-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. At December 31, 2005, our outstanding hedging positions covered approximately 99.6% of our foreign currency-denominated financial indebtedness and other liabilities. We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments, such as liabilities with suppliers and management fee. At December 31, 2005, we recorded financial expense from foreign currency derivative transactions of R$941.1 million against financial income from monetary and foreign exchange variations of R$377.9 million.

Our foreign currency-denominated debt produced a gain of R$377.9 million in 2005 a gain of R$306.9 million in 2004 and a gain of R$368.4 million in 2003. This was offset by our derivatives, which produced a loss of R$941.1 million in 2005, a loss of R$913.8 million in 2004 and a loss of R$873.2 million in 2003. The unrealized costs, net of unrealized gains on foreign exchange derivatives contracts was R$310.1 at December 31, 2005. The unrealized costs, net of unrealized gains on foreign exchange and interest rates derivatives contracts was R$26.9 million at December 31, 2004. The unrealized gains, net of unrealized costs on foreign exchange derivatives contracts was R$1,002.8 million at December 31, 2003.

The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2005 would be approximately R$324.9 million. On the other hand, our derivative instruments would have a gross gain of R$323.6 million. The net loss would be R$1.2 million.

Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2005 of R$2.3407 to U.S. $1.00, which would represent a devaluation of the real of R$0.234. We then assumed that this unfavorable currency shift would be sustained from December 31, 2005 through December 31, 2006. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments, net of derivative instruments.

Interest Rate Risk

We are exposed to interest rate risk as a result of an investment of cash and cash equivalents mainly in short-term real-denominated instruments. At December 31, 2005, this amount totaled R$940.3 million.

Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and due to the nature of our derivative agreements, whereby our U.S. dollar and Yen-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI.

At December 31, 2005, we had R$5,193.0 million in loans and financing outstanding, of which approximately R$2.9 billion bore interest at fixed rates and approximately R$2.3 billion bore interest at floating rates of interest (primarily LIBOR, CDI, IGPM, TJLP-based and UMBNDES coupons). Loans and financing in foreign currency are mainly denominated in U.S. dollars and yen, and bear interest at fixed rates ranging from 0% to 12.4% per annum, or are subject to variable interest from 1.75% to 5.0% per annum above LIBOR. On a swapped basis the cost of funding in reais is in line with market conditions taking into account the country risk and is equivalent to approximately from 100% to 110.0% of CDI. At December 31, 2005 the CDI rate was 17.99%. We hedged against the risk of interest rates increasing (LIBOR) at the amount of R$280.9 million (face value).

We have financing in local currency with Banco Nacional de Desenvolvimento Econômico e Social—BNDES subject to a variable interest rate of 3.5% and 4.6% above the TJLP.

The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2005, would be approximately R$46.7 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Interest rate sensitivity was calculated by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI, TJLP, IGPM, LIBOR and UMBNDES coupons) would all rise by 10% instantaneously on December 31, 2005, and that this unfavorable move would continue for one year.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Changes in internal controls. A number of processes and systems are currently being changed in order to unify the operations of the various entities making up Vivo. An action plan is being implemented in order to comply with the best practices within the industry. However, these changes will not significantly affect these controls subsequent to the date of evaluation and do not constitute corrective action with regard to material weaknesses as a result of the evaluation. We have made no change to our internal control over financial reporting in the fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At the Board of Directors meeting on July 29, 2005, our Directors determined and designated that Luiz Kaufmann is an “audit committee financial expert” within the meaning of this Item 16A.

ITEM 16B.	CODE OF ETHICS

In May 2005, we implemented a Code of Ethics and Conduct for all employees. The Code’s objective is to promote the fulfillment of policies, regulations and other applicable rules with honesty, accuracy and ethics. It applies to all employees and/or persons exercising similar functions in the Company and sets forth the consequences and responsibilities for non-compliance. TCP executives have pledged to fulfill the directions of their superiors and applicable rules, policies, directions and legislation and to cause their subordinates to do the same, and also to make the necessary clarifications and communications, so that the Code’s principles and values can be practiced by all those involved.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the years ended December 31, 2005 and 2004. The chart below sets forth the total amount billed to us by Deloitte for services performed in the years 2005 and 2004, and breaks down these amounts by category of service:

	For year ended December 31,
	2005	2004
	(in thousands of reais)
Audit fees	1,867	1,370
Audit-related fees	1,122	344
Tax fees	34	27
All other fees		—

Total	3,023	1,741

Audit Fees

Audit fees are the aggregate fees billed by Deloitte for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit–Related Fees

Audit-related fees are fees charged by Deloitte for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements services associated with our bond offering in 2005.

Tax Fees

Tax fees are fees for professional services rendered by Deloitte for tax compliance services.

Pre–Approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre–approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2005 and 2004, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning on Page F-1.

ITEM 19.	EXHIBITS

1.1	Bylaws (Estatuto Social) of Vivo Participações S.A.—English translation.(1)

2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 16, 1998, and as further amended and restated as of April 22, 1999.(2)

2.2	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London.(3)

2.3	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A.(3)

4.1	Authorization Term of the Personal Mobile Service entered by ANATEL and Telesp Celular Participações S.A.—English translation.(4)

4.2	Authorization Term of the Personal Mobile Service entered by ANATEL and Global Telecom S.A.—English translation(4)

4.3	Authorization Term of the Personal Mobile Service entered by ANATEL and Tele Centro Oeste Celular Participações S.A.—English translation(4)

4.4	Consulting Agreement (instrumento Particular de Prestação de Serviços de Consultoria) dated as of January 7, 1999, between Telesp Celular S.A. and Portugal Telecom S.A., currently Portugal Telecom S.G.P.S. S.A.(5)

4.5	Shareholders’ Agreement dated as of February 6, 2001, among DDI Corporation, Inepar Telecomunicações S.A., ITX Corporation and Telesp Celular Participações S.A.(5)

4.6	First Amendment to the Shareholders’ Agreement of Global Telecom S.A. dated August 14, 2001, among Telesp Celular Participações S.A., KDDI Corporation (formerly known as DDI Corporation), Inepar Telecomunicações S.A. and ITX Corporation—together with an English translation(5)

4.8	Supply Agreement (Contrato de Fornecimento) dated as of August 27, 2001, between Global Telecom S.A. and Motorola do Brasil Ltda.—English summary.(5)

4.9	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary.(5)

4.10	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary.(5)

4.11	Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. dated December 4, 2005.(1)

6.1	Statement regarding computation of per share earnings.(6)

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to our Form F-4 filed with the Commission on December 16, 2005.
(2)	Incorporated by reference to our registration statement on Form F-6 filed on April 20, 1999 (File No. 333-9514).
(3)	Incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002.
(4)	Incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(5)	Incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002.
(6)	Incorporated by reference to note 38(i) to our audited consolidated financial statements included elsewhere in this annual report).

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

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer

By:	/s/ Ernesto Gardelliano
Name:	Ernesto Gardelliano
Title:	Executive Vice President of Finance, Planning and Control and Investor Relations Officer

Date: April 7, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Definitions:

BR CL—Accounting principles in accordance with Brazilian Corporate Law

U.S. GAAP—Generally accepted accounting principles in the United States of America

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

São Paulo—SP

(1)	We have audited the accompanying consolidated balance sheets of Telesp Celular Participações S.A. (Vivo Participações S.A. from February 22, 2006) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of loss, changes in shareholders equity and changes in financial position for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telesp Celular Participações S.A (Vivo Participações S.A. from February 22, 2006) and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for each of the three years in the period ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

São Paulo, Brazil.

April 05, 2006.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

			December 31,
	Note		2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents			855,751	1,180,858
Short-term investments pledged as collateral	4		166,395	—
Trade accounts receivable, net	5		1,775,409	1,483,819
Inventories	6		258,755	455,312
Advances to suppliers			18,273	52,878
Recoverable taxes	7		471,128	633,357
Deferred income tax	29	c	477,987	237,924
Prepaid expenses	8		187,276	157,235
Derivative contracts	10		300,662	7,804
Other current assets	9		116,466	154,164

Total current assets			4,628,102	4,363,351

NONCURRENT ASSETS
Recoverable taxes	7		484,205	297,804
Deferred income tax	29	c	868,568	1,099,357
Derivative contracts	10		5,354	385,296
Prepaid expenses	8		25,030	36,119
Other noncurrent assets	9		54,554	74,177

Total noncurrent assets			1,437,711	1,892,753

PERMANENT ASSETS
Goodwill	11		1,550,101	2,054,963
Goodwill on merged subsidiary, net	13		41,431	49,857
Property, plant and equipment, net	12		5,993,409	5,603,003
Deferred assets, net	14		135,869	174,008
Others			110	1,464

Total permanent assets			7,720,920	7,883,295

TOTAL ASSETS			13,786,733	14,139,399

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND 2004—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

			December 31,
	Note		2005	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION
CURRENT LIABILITIES
Payroll and related accruals	15		105,106	104,327
Trade accounts payable	16		1,536,277	1,692,532
Taxes payable	17		403,210	343,367
Loans and financing	18		1,546,935	2,896,102
Interest on shareholders’ equity and dividends			51,771	82,281
Reserve for contingencies	20		170,988	124,296
Derivative contracts	10		321,686	266,200
Deferred service revenue			121,865	102,158
Other liabilities	19		93,420	32,537

Total current liabilities			4,351,258	5,643,800

NONCURRENT LIABILITIES
Loans and financing	18		3,646,102	2,067,071
Reserve for contingencies	20		207,637	195,434
Taxes payable	17		169,578	189,341
Derivative contracts	10		294,416	153,835
Other liabilities	19		44,086	39,393

Total noncurrent liabilities			4,361,819	2,645,074

ADVANCE FOR FUTURE CAPITAL INCREASE			—	1,999,942

MINORITY INTEREST			1,058,189	942,924

SHAREHOLDERS’ EQUITY
Capital stock	21	a	6,670,152	4,373,661
Capital reserve			793,396	1,089,879
Accumulated deficit			(3,448,359)	(2,556,159)

Total shareholders’ equity			4,015,189	2,907,381

FUNDS FOR CAPITALIZATION			278	278

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			13,786,733	14,139,399

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Brazilian reais, except per share amounts)

		Years ended December 31,
	Note	2005	2004	2003
NET OPERATING REVENUE	22	7,473,066	7,341,027	6,046,377

Cost of services and goods sold	23	(3,357,505)	(3,326,202)	(3,020,533)

GROSS PROFIT		4,115,561	4,014,825	3,025,844

OPERATING EXPENSES
Selling expenses	24	(2,626,546)	(1,909,311)	(1,264,873)
General and administrative expenses	25	(659,355)	(620,591)	(561,302)
Other operating expenses, net	26	(343,024)	(169,899)	(145,047)

		(3,628,925)	(2,699,801)	(1,971,222)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES		486,636	1,315,024	1,054,622

NET FINANCIAL EXPENSES	27	(917,614)	(1,095,402)	(1,133,504)

OPERATING INCOME (LOSS)		(430,978)	219,622	(78,882)
Net Nonoperating expenses	28	(65,318)	(51,184)	(25,658)
NET (LOSS) INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND
MINORITY INTEREST		(496,296)	168,438	(104,540)
Income and social contribution taxes	29	(246,066)	(327,060)	(277,945)
Minority interest		(166,884)	(331,522)	(257,749)

NET LOSS FOR THE YEAR		(909,246)	(490,144)	(640,234)

Shares outstanding at December 31 (thousands)		662,325	1,171,784,352	1,171,784,352

LOSS PER SHARES OUTSTANDING AT THE BALANCE SHEET DATE (Brazilian reais)		(1.3728)(1)	(0.00042)(1)	(0.00055)(1)

(1)	On April 1, 2005, the shareholders approved a reverse stock split in the proportion of 2,500 (two thousand five hundred) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2004 and 2003, shares outstanding and loss per share for the year ended December 31, 2004 and 2003 would have amounted to 468,713,741 and R$1.0457 and R$1.3659, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Brazilian reais, unless otherwise indicated)

		Capital reserve
	Capital stock	Special goodwill reserve	Share premium	Accumulated deficit	Total
BALANCES AT DECEMBER 31, 2002	4,373,661	968,086	99,710	(1,431,500)	4,009,957

Unclaimed dividends—declared in 1999	—	—	—	1,355	1,355
Adjustment of income and social contribution tax rates on special premium reserve	—	22,083	—	—	22,083
Net loss for the year	—	—	—	(640,234)	(640,234)

BALANCES AT DECEMBER 31, 2003	4,373,661	990,169	99,710	(2,070,379)	3,393,161

Unclaimed dividends	—	—	—	4,364	4,364
Net loss for the year	—	—	—	(490,144)	(490,144)

BALANCES AT DECEMBER 31, 2004	4,373,661	990,169	99,710	(2,556,159)	2,907,381

Capital increase—Special Shareholders’ Meeting of January 7, 2005	2,053,896	(53,896)	—	—	2,000,000
Capital increase—Special Shareholders’ Meeting of July 31, 2005	242,595	(242,595)	—	—	—
Premium paid on acquisition of fractional shares	—	—	8	—	8
Net loss for the year	—	—	—	(909,246)	(909,246)
Consolidation adjustments:
Donations received by subsidiaries	—	—	—	9,159	9,159
Tax incentives	—	—	—	7,887	7,887

BALANCES AT DECEMBER 31, 2005	6,670,152	693,678	99,718	(3,448,359)	4,015,189

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,
	2005	2004	2003
SOURCES OF FUNDS:
From operations:
Net Loss	(909,246)	(490,144)	(640,234)
Items not affecting working capital
Depreciation and amortization	1,174,599	1,056,568	1,124,620
Depreciation of shared systems	1,080	—	—
Minority interest	166,884	331,522	257,749
Monetary and exchange variations on noncurrent items, net	(253,207)	39,467	80,011
Net book value of permanent asset disposals	38,136	58,030	42,690
Reserve for contingencies	3,251	16,034	(56,165)
Reserve for pension and other post-retirement benefit plans	125	(2,831)	1,373
Gain on extinguishments of liabilities	(7,425)	—	—
Deferred taxes	—	(10,283)	46,440
Loss (gain) on investment in subsidiaries	15,830	1,271	—
Income taxes	—	2,743	—
Gain on derivative contracts	363,712	88,883	15,755
Goodwill amortization	377,886	217,307	96,111

Total from operations	971,625	1,308,567	968,350

From shareholders:
Capital increase	58	—	—
Advances for future capital increases	—	1,999,942	—
Reserves	8	—	—

From third parties:
Loans and financing	2,288,542	1,240,563	1,907,238
Transfer from noncurrent to current assets	307,348	219,873	1,329,554
Unclaimed dividends	—	4,364	1,355
Transfer from permanent to current assets	5,276	1,282	—
Effect on working capital arising from consolidation of TCO	—	—	744,716
Increase in noncurrent taxes payable	—	—	58,334
Decrease deferred and recoverable taxes	66,017	—	—
Decrease in noncurrent assets	21,506	—	—
Transfer from derivatives to current assets	311,395	—	—

Total sources	3,971,775	4,774,591	5,009,547

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,
	2005	2004	2003
USES OF FUNDS
Additions to property, plant and equipment	1,546,065	1,392,048	708,639
Transfer from noncurrent to current liabilities	122	1,397,831	2,151,190
Increase in deferred assets	580	3,137	235
Investments in subsidiaries and affiliated	—	422,805	395,782
Goodwill paid on acquisition of subsidiaries	12,100	487,881	1,656,127
Other investments	8,771	6,873	34
Increase in deferred taxes	—	126,902	178,581
Increase in noncurrent assets	34,536	61,720	—
Acquisition of reserve for future capital increase	—	—	25,436
Decrease in noncurrent liabilities	20,539	—	—
Transfer from loans, financing and derivative to current liabilities	738,210	—	—
Transfer from current to noncurrent assets	—	—	4,694
Transfer of long-term permanent assets to current assets	—	—	6,563
Dividends proposed—minority shareholders	46,345	64,662	38,103
Loss on share subscription by minority shareholders	7,214	21,837	54,146
Other incoming assets	—	3,303	31,407

Total uses	2,414,482	3,988,999	5,250,937

INCREASE (DECREASE) IN WORKING CAPITAL	1,557,293	785,592	(241,390)

REPRESENTED BY:
Current assets:
At the beginning of the year	4,363,351	4,387,584	1,198,169
At the end of the year	4,628,102	4,363,351	4,387,584

Increase (decrease)	264,751	(24,233)	3,189,415

Current liabilities:
At the beginning of the year	5,643,800	6,453,625	3,022,820
At the end of the year	4,351,258	5,643,800	6,453,625

Increase (decrease)	(1,292,542)	(809,825)	3,430,805

INCREASE (DECREASE) IN WORKING CAPITAL	1,557,293	785,592	(241,390)

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net loss	(909,246)	(490,144)	(640,234)
Adjustments to reconcile net loss to cash provided by operating activities:
Minority interest	166,884	331,522	257,749
Depreciation and amortization	1,174,599	1,056,568	1,124,620
Depreciation of shared systems	1,080	—	—
Gain on extinguishments of liabilities	(7,425)	—	—
Goodwill amortization	377,886	217,307	96,111
Loss on permanent asset disposals	34,481	45,865	18,694
Loss on derivative contracts	941,142	913,819	873,253
Monetary and exchange variation	(388,440)	(319,745)	(367,139)
Provision for loss on investment	15,830	1,271	—
Other nonoperanting loss	—	5,319	—
Allowance for doubtful accounts receivable	569,847	269,075	85,460
Reserve for pension and other post-retirement benefit plans	125	(2,831)	1,373
Increase in customer accounts receivable	(861,437)	(540,420)	(528,164)
Increase in receivable from subsidiaries and affiliates	—	—	(6,052)
(Increase) decrease in inventories	196,557	(299,214)	22,956
(Increase) decrease in recoverable taxes and deferred income taxes	99,924	(267,678)	(5,520)
Decrease in noncurrent accounts receivable	—	—	11,867
Decrease in income and social contribution taxes	3,502	—	—
(Increase) decrease in other current and noncurrent assets	73,181	(132,735)	(127,316)
(Increase) decrease in derivative contracts	—	—	(214,029)
Increase in payroll and related accruals	779	15,071	22,382
Increase in interest payable	32,051	18,131	80,532
Increase (decrease) in accounts payable	(155,832)	371,085	595,640
Increase in taxes payable	36,578	105,488	77,601
Increase in reserve for contingencies	58,894	40,103	—
(Increase) decrease in other current and noncurrent liabilities	8,839	(30,567)	79,877

Net cash from operating activities	1,469,799	1,307,290	1,459,661

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,546,065)	(1,392,048)	(708,639)
Additions to deferred assets	(580)	(3,137)	(235)
Acquisition of TCO, net of cash acquired of R$212,224	—	—	(1,715,263)
Acquisition of minority interest in subsidiaries	—	(901,502)	(3,505)
Short-term investments pledged as collateral	(166,395)	—	—
Cash received on sale of marketable securities	—	—	760,426
Cash received on sale of property, plant and equipment	3,655	12,165	23,996
Other investments	(8,771)	(6,873)	(34)

Net cash used in investing activities	(1,718,156)	(2,291,395)	(1,643,254)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,
	2005	2004	2003
FINANCING ACTIVITIES
Loans and financing:
New loans repaid	3,592,689	3,836,116	4,310,335
Loans repaid	(2,999,002)	(4,858,543)	(2,894,325)
Net settlement on derivatives contracts	(657,993)	113,943	—
Interest on capital and dividends paid to minority	(76,854)	(85,344)	(91,371)
Cash received relating to reverse stock split	64,344	—	—
Increase in share capital	58	—	—
Premium paid on acquisition of fractional shares	8	—	—
Advances for future capital increase	—	1,999,942	—

Net cash from used in financing activities	(76,750)	1,006,114	1,324,639

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(325,107)	22,009	1,141,046

At the beginning of the year	1,180,858	1,158,849	17,803

At the end of the year	855,751	1,180,858	1,158,849

SUPPLEMENTAL CASH FLOW INFORMATION
Income and social contribution taxes paid	406,567	504,812	149,981
Interest paid	447,694	516,598	604,034

NONCASH TRANSACTION
Contribution of tax benefit by parent company	133,370	511,061	—
Capitalized cost of disassembled tower and equipment	4,853	39,199	—
Transference to advance for suppliers	5,276	9,096	—
Unclaimed dividends	—	4,364	—
Donation	9,159	—	—
Tax incentive	7,887	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

a.	Incorporation

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company whose controlling shareholder, on December 31, 2005, are Brasilcel N.V. (57.23% of the total capital stock) and Portelcom Participações S.A. (8.86% of the total capital stock), which is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholder of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

b.	Business and background

TCP has the wholly owned subsidiaries Telesp Celular S.A. (“TC”) and Global Telecom S.A. (“GT”) and is the controlling shareholders´ of Tele Centro Oeste Celular Participações S.A. (“TCO”) (52.47%) which provide cellular telecommunications services in the States of São Paulo, Paraná, Santa Catarina and Federal District, respectively, including activities necessary or useful to perform of such services, in accordance with the authorizations granted to them.

The authorizations granted to TC, GT and TCO shall be in force up to August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators’ annual revenues.

In addition, TCO is the controlling shareholder of the following operators:

Operator	TCO interest—%	Operation area	Expiration date of authorization
Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A.	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

Tender Offer—TCO

On October 8, 2004 TCP completed a tender offer for preferred shares of TCO and acquired 32.76% of TCO’s aggregate preferred shares for R$901.5 million. After these acquisitions, TCP owned 90.22% of the voting capital stock of TCO (51.42% of the total capital stock).

Acquisition—TCO

On April 25, 2003, under the terms of the Contract for Purchase and Sale of Shares, the Company acquired 64.03% of the voting capital and 20.69% of the total capital of TCO for approximately R$1,506 million,

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

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

On September 30, 2003, the Brazilian Securities Commission (CVM) approved the purchase of additional common shares of TCO. On November 18, 2003, the Company acquired 26.70% of the voting capital of TCO (8.62% of total capital) for R$538.8 million. On October 8, 2004 TCP completed another tender offer for the acquisition of the preferred shares of TCO. TCP acquired 32.76% of TCO’s aggregate preferred shares for R$901.5 million. After these acquisitions, TCP owned 90.22% of the voting capital stock of TCO (51.42% of the total capital stock).

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

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

b)	Trade accounts receivable

Accounts receivable from cellular subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of handsets and accessories.

c)	Allowance for doubtful accounts receivable

Allowance is provided for trade accounts receivable whose recoverability is not considered probable.

d)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of operations, as part of financial expense, net. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)	Inventories

Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

f)	Prepaid expenses

Are stated at amounts disbursed for expenses which have not been incurred.

g)	Investments

Represents goodwill recorded on acquisitions of consolidated subsidiaries and permanent investments in unconsolidated affiliates and subsidiaries that are accounted for under the equity method. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

h)	Property, plant and equipment

Are stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. At December 31, 2005, the concession license of GT is included in property, plant and equipment, and is being amortized using the straight-line method over the initial license term of 15 years. Interest on loans for financing construction in progress is capitalized as part of the cost of the asset.

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

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

i)	Goodwill on Merged Subsidiary

Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

j)	Deferred charges

Represent preperating expenses recorded as formation costs of GT, TCO IP and NBT, amortized using the straight-line method over a period of five years for GT and TCO IP, and ten years for NBT.

Also includes amounts paid for exclusivity agreements with certain authorized dealers of the Company. These amounts are being amortized over the term of the related agreements.

k)	Accrual for rewards program

The Subsidiaries have implemented a rewards program that enables users to accumulate points based on cellular services used, which may be exchanged in the future for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date which are calculated, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

l)	Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and tax loss carryforwards are recorded by the subsidiaries TC and TCO as it is more likely than not that the assets will be realized.

m)	Advertising expense

Advertising costs are charged to expense as incurred and amounted to R$318,329, R$308,940 and R$220,737 for the years ended December 31, 2005, 2004 and 2003, respectively.

n)	Loans and financing

Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

o)	FISTEL fees

Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

p)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is considered probable.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

q)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income (Note 31).

r)	Vacation Payable Accrual

Cumulative vacation payable due to employees is accrued as earned.

s)	Revenue recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are estimated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are actived.

t)	Net financial expense

Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Exchange gains and losses on derivative contracts are also included in financial expense, net.

u)	Derivatives

The Company enters into certain derivative contracts to manage exposure to foreign currency exchange rate fluctuations in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”. Premiums paid or received in advance are deferred and amortized over the period of the respective contracts.

v)	Employees’ profit sharing

Provisions are recorded for employee profit sharing based on the profit of the related subsidiary.

w)	Research and Development

Research and development costs are charged to expense as incurred.

x)	Segment Information

The Company operates in three segments for local and regional cellular telecommunications, which correspond to the operations in the state of São Paulo—Telesp Celular, in the states of Paraná and Santa Catarina—Global Telecom and through the Distrito Federal and in the states of Goiás, Tocantins, Mato Grosso do Sul, Rondônia, Acre, Maranhão, Pará, Amapá, Roraima and Amazonas—TCO.

y)	Loss per shares

Loss per shares is calculated based on the number of shares outstanding on the balance sheet date.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

z)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4.	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL

	As of December 31,
	2005	2004
Short-term investments pledged as collateral (1)	166,395	—

(1)	Represents short-term investments pledged as collateral in connection with lawsuits.

5.	TRADE ACCOUNTS RECEIVABLE, NET

The composition of accounts receivables is as follows:

	As of December 31,
	2005	2004
Unbilled amounts from services rendered	247,379	177,214
Billed amounts	990,412	701,938
Interconnection	541,525	389,021
Products sold	245,492	360,267
(-) Allowance for doubtful accounts receivable	(249,399)	(144,621)

Total	1,775,409	1,483,819

There are no customers who represent more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telecomunicações de São Paulo S.A.—Telesp, which represent approximately 11% and 11%, respectively, and Brasil Telecom S.A.—BrT, which represent approximately 13% and 11%, respectively, of net accounts receivable on those dates.

Changes in the allowance for doubtful accounts receivable were as follows:

	Years ended December 31,
	2005	2004	2003
Beginning balance	144,621	135,841	120,135
Allowance for doubtful accounts receivables charged to selling expenses	569,847	269,075	85,460
Effects of acquisitions	—	—	29,597

Write-offs	(465,069)	(260,295)	(99,351)

Ending balance	249,399	144,621	135,841

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

6.	INVENTORIES

	As of December 31,
	2005	2004
Digital handsets	298,573	459,791
Accessories and others	5,273	26,252
(-) Reserve for obsolescence	(45,091)	(30,731)

Total	258,755	455,312

7.	RECOVERABLE TAXES

	As of December 31,
	2005	2004
Prepaid/recoverable income and social contribution taxes	433,496	303,543
IRRF (withholding income tax)	78,389	220,945
Recoverable ICMS (State VAT)	227,712	245,447
Recoverable PIS and COFINS (taxes on revenue)	167,371	136,950
Other	3,126	3,221

Total recoverable taxes	910,094	910,106

ICMS on deferred sales	45,239	21,055

Total	955,333	931,161

Current	471,128	633,357
Noncurrent	484,205	297,804

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are available for offset over a period of 48 months.

8.	PREPAID EXPENSES

	As of December 31,
	2005	2004
FISTEL fees	80,556	103,422
Rentals	9,840	9,323
Advertising	101,826	63,085
Financial charges	4,670	4,034
Commercial incentives	3,521	8,689
Other	11,893	4,801

Total	212,306	193,354

Current	187,276	157,235
Noncurrent	25,030	36,119

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

9.	OTHER ASSETS

	As of December 31,
	2005	2004
Escrow deposits	87,783	76,501
Advance to affiliate for purchase of shares	—	15,584
Advances to employees	4,161	4,865
Credits with suppliers	16,911	33,040
Subsidies on handset sales	22,461	55,596
Receivable from related parties	32,761	33,162
Other	6,943	9,593

Total	171,020	228,341

Current	116,466	154,164
Noncurrent	54,554	74,177

10.	DERIVATIVE CONTRACTS

The Company’s foreign-currency loans are denominated in U.S. dollars and Yen and are translated at the exchange rates prevailing at December 31, 2005 and 2004, as follows:

	2005	2004
Exchange rate of R$ per U.S. dollar	2.3407	2.6544
Exchange rate of R$ per Yen	0.019833	0.025935

The forward and swap contracts described below were entered into in order to mitigate exposure of the Company to foreign exchange variations.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

					Current assets		Noncurrent assets		Current liability		Noncurrent liability
Issuance date	Maturity date	Notional amount Buy (Sell) (thousands)		Forward swap / Exchange rate (i) 2005	Book value on December 31,		Book value on December 31,		Book value on December 31,		Book value on December 31,
		2005	2004		2005	2004	2005	2004	2005	2004	2005	2004
30/1/2002	16/1/2006			R$2.2244
Through	Through			Through
25/11/2005	15/7/2011	704.610 USD	666,264 USD	R$3.4116	—	—	2,537	—	276,922	202,421	258,027	153,835
8/4/2005	22/1/2007			R$0,018394
Through	Through			Through
29/12/2005	14/12/2007	12.479.099 JPY	2,973,209 JPY	R$0,024001	—	—	2,817	—	—	14,319	35,055	—
22/1/1999	26/9/2006	280.000 USD	280.000 USD	R$1.23	297,747	—	—	385,296	—	—	—	—
13/9/2005	13/9/2007
Through	Through
1/11/2005	1/11/2007	114.800 BRL	—	R$1	—	—	—	—	—	—	1,334	—
Short-term contracts		—	1,510,000 R$	R$1.0	—	7,804	—	—	—	—	—	—
Short-term contracts		179.379 USD	110,969 USD	R$2.2222 through R$2.667	1,142	—	—	—	37,583	39,649	—	—
Short-term contracts		2.460 EUR	25,137 EUR	R$2.865 through R$2.89	—	—	—	—	820	5,668	—	—
Short-term contracts		9.930.517 JPY	3,854,159 JPY	R$0.018338 through R$0.021598	1,773	—	—	—	6,361	4,143	—	—

Total					300,662	7,804	5,354	385,296	321,686	266,200	294,416	153,835

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Gains and losses on forward and swap contracts are recorded as part of net financial expenses.

During 1998 and 1999, the Company entered into long-term forward contracts in the total amount of US$580,000 thousands that mature from September 2004 through September 2006. The contracts stipulate semi-annual payments of premiums of 7% to 20% (annual rates) during the initial year, and 35% to 38% of the CDI rate in subsequent years, based on the notional amount contracted. On December 31, 2005 and 2004, the CDI rate was 18.0% and 17.4%, respectively, per year. These contracts were entered into with fixed exchange rates ranging from R$1.18 to R$1.23 per US$1.00. At December 31, 2005 the net settlement value of the remaining outstanding forward contract was R$297,747 (R$385,296 at December 31, 2004), which represents unrealized gain. In addition, accrued and unpaid premiums in the amount of R$11,473 and R$11,773, respectively, are recorded in the balance sheet as part of the current liabilities at December 31, 2005 and 2004. Amortization of premiums amounted to R$46,836, R$54,012 and R$150,703, respectively, for the years ended December 31, 2005, 2004 and 2003. The settlement of a portion of these contracts in 2004 resulted in a realized gain of R$6,824.

During 2000, the Company sold options to purchase US$300,000 thousands at a fixed rate of R$2.25 to US$1.00 that matured on September 24, 2004. The premium received for these options was being amortized on a straight-line basis over the life of the contract.

At December 31, 2003, the Company had outstanding foreign currency interest rate swaps with notional amounts of € 416,050 thousands, which matured in July and November 2004.

At December 31, 2005 and 2004 the Company had long term foreign currency swaps with notional amounts of US$704,610 thousands and US$666,264 thousands to cover loans maturing from 2006 through 2011. These swaps require payment of interest at an average rate of 102% and 104% of CDI, in 2005 and 2004, respectively, against the right to receive an average fixed rate of 5% per annum, in 2005 and 2004, in U.S. Dollar terms. The net carrying value of these swaps at December 31, 2005 and 2004 was a liability of R$532,412 and R$356,256, respectively.

Additionally, at December 31, 2005 the Company had short term foreign currency swaps with notional amounts of US$179,379 thousands, € 2,460 thousands, and ¥ 9,930,517 thousands to cover short-term loans maturing in 2006. These swaps require payment of interest at an average rate of 104% of CDI against the right to receive an average fixed rate of 3% per annum in respective foreign currency. The net carrying amount of these swaps at December 31, 2005 and 2004 was a liability of R$41,879 and R$49,460, respectively.

Additional information on derivative contracts is included in note 30.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

11.	GOODWILL

a)	Components and changes

The investment balance of the consolidated include the goodwill, advance for future capital increase and provision for losses in investments and other investments, as shown below:

	Consolidated
	2005	2004
Goodwill recorded on acquisitions	1,999,716	2,498,874
Advance for future capital increase	12,908	5,704
Reserve for investment losses (i)	(449,615)	(449,615)
Other provision	(12,908)	—

Balance of investments	1,550,101	2,054,963

(i)	As a result of operating losses incurred by GT and its high level of indebtedness, TCP recognized a reserve for losses on investments.

Changes in investments balances for the years ended December 31, 2005 and 2004 are as follows:

	TCP
	2005	2004
Investments, net of reserve for loss—beginning of the year	2,054,963	2,291,017
Goodwill paid on investments acquisitions	12,100	487,881
Amortization of goodwill paid on investment acquisitions	(377,886)	(217,307)
Advance for future capital increase	—	5,704
Transfer of tax benefit of goodwill to TCO	(133,370)	(511,061)
Effects of acquisition of TCO	—	—
Other	(5,706)	(1,271)

Investments, net of reserve for loss—end of the year	1,550,101	2,054,963

As from January 1, 2005, the goodwill paid on acquisitions of GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd., companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004, the tax benefit derived from the goodwill paid on the acquisition of an additional interest in TCO was transferred to that company and its subsidiaries. As a result, R$511,061 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$992,060, was attributed to future profitability and is being amortized over five years.

On August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company. As a result, R$133,370 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO. The remaining goodwill, amounting to R$392,265, was attributed to future profitability and is being amortized over five years.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

a)	Composition

	As of December 31, 2005			As of December 31, 2004 Net book value
	Cost	Accumulated depreciation	Net book value
Transmission equipment	4,150,245	(2,394,115)	1,756,130	1,530,834
Switching equipment	2,022,145	(941,615)	1,080,530	892,914
Infrastructure	1,396,830	(621,741)	775,089	771,076
Land	47,492	—	47,492	48,264
Software use rights	1,786,287	(922,820)	863,467	539,667
Buildings	195,123	(40,382)	154,741	136,315
Handsets	512,807	(386,098)	126,709	120,228
Concession license	976,476	(496,724)	479,752	588,252
Other assets	675,559	(309,393)	366,166	184,418
Construction in progress	343,333	—	343,333	791,035

Total	12,106,297	(6,112,888)	5,993,409	5,603,003

In 2005 and 2004, the Company capitalized financial charges on property and work in progress in the amount of R$6,967 and R$6,761, respectively.

b)	Depreciation Rates

The useful lives of property, plant and equipment are as follows:

Useful lives
	2005	2004	2003
Automatic switching equipment	5 to 10	5 to 10	8 to 10
Transmission and other equipment	5 to 10	5 to 10	7 to 70
Buildings	25 to 35	25 to 35	25 to 35
Other assets	1.5 to 35	1.5 to 35	1.5 to 35

c)	Rentals

The Company rents equipment and premises through a number of operating leases agreements that expire at different dates. Total annual rent expense under these agreements was R$75,106, R$86,886 and R$130,922 for the years ended December 31, 2005, 2004 and 2003, respectively. Rental commitments, related primarily to facilities, including the future minimum rental payments, are as follows:

Year ending December 31,
2006	40,065
2007	38,407
2008	36,053
2009	32,173
2010	29,922
2011 and thereafter	126,896

Total minimum payments	303,516

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

In additional, the Company entered into a lease agreement with Telecomunicações de São Paulo S.A.—TELESP, a related party, in the total annual amount of R$147, including costs of certain equipment used to provide telecommunication services, such as electricity and air conditioning system.

13.	GOODWILL ON MERGED SUBSIDIARY, NET

	As of December 31,
	2005	2004
Cost	84,265	84,265
Accumulated amortization	(42,834)	(34,408)

Total	41,431	49,857

The amount of goodwill is being amortized using straight-line method over a ten-year period, based on the expected future profitability of Ceterp Celular, the acquired company.

14.	DEFERRED ASSETS, NET

	Annual amortization rates—%	As of December 31,
		2005	2004
Preoperating costs:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	71,624

		351,587	353,251
Goodwill (commerce locations)	(*)	16,231	15,247
		367,818	368,498
Accumulated amortization:
Preoperating expenses		(221,012)	(186,804)
Goodwill (commerce locations)		(10,937)	(7,686)

		(231,949)	(194,490)

Total		135,869	174,008

(*)	In accordance with the term of the agreement.

15.	PAYROLL AND RELATED ACCRUALS

	As of December 31,
	2005	2004
Wages and salaries	53,358	56,612
Accrued vacation and social security charges	44,533	40,964
Accrued benefits	7,215	6,751

Total	105,106	104,327

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

16.	TRADE ACCOUNTS PAYABLE

	As of December 31,
	2005	2004
Suppliers	1,094,558	1,331,526
Interconnection	102,668	98,573
Amounts due under SMP (i)	283,126	200,458
Technical assistance (Note 33)	25,978	33,709
Other	29,947	28,266

Total	1,536,277	1,692,532

(i)	The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

17.	TAXES PAYABLE

	As of December 31,
	2005	2004
State VAT (ICMS)	416,507	368,593
Income and social contribution taxes	33,218	29,716
Taxes on revenue (PIS and COFINS)	68,853	78,412
FISTEL fees	13,930	20,081
FUST and FUNTTEL	4,460	4,470
CIDE	4,021	4,021
Other taxes	31,799	27,415

Total	572,788	532,708

Current	403,210	343,367
Noncurrent	169,578	189,341

Out of the total noncurrent balance R$165,175 (R$171,276 in 2004) refers to the “ICMS (State VAT)—Programa Paraná Mais Emprego”, resulting from the covenant with the Government of Paraná State concerning the postponement for payment of the ICMS. This covenants sets forth that the ICMS maturity date will occur in the 49th month following that in which the ICMS was determined.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

18.	LOANS AND FINANCING

a)	Composition of debt

		Annual interest	Maturity date	As of December 31,
Description	Currency			2005	2004
Financial institutions:
Resolution No. 2,770	US$	1% p.y. to 9.8% p.y.	02/2006 to 01/2008	1,940,082	1,738,126
Resolution No. 2,770		¥0% to 2.98% p.y.	04/2006 to 12/2007	352,575	177,068
Debentures	R$	103.3% of CDI to 104.4% of CDI	08/2008 to 05/2015	1,500,000	500,000
Compror	US$	1% to 6.25% p.y.	02/2006 to 01/2008	168,749	103,841
Compror		¥0,7% p.y. to 2.75% p.y.	01/2006 to 12/2007	91,875	—
BNDES	URTJLP	URTJLP + 3.6% p.y. to 4.6% p.y. (a)	01/2006 to 06/2011	267,714	366,537
BNDES	UMBNDES	3.5% p.y. to 4.6% p.y.	10/2007 to 07/2011	48,327	74,981
BNDES	R$	100% Selic	12/2005	—	152,377
Commercial paper	US$	Libor + 1.75% p.y. to 6.30% p.y. to 6.55% p.y.	07/2007 to 12/2007	491,547	238,896
Promissory notes	R$	101.6% of CDI	05/2005	—	1,000,000
Unibanco IGP-M	R$	IGP-M + 9% p.y. to 9.45% p.y.	09/2007 to 11/2007	115,264	—
Export Development Canada—EDC	US$	Libor + 5% p.y.	12/2006	23,643	71,158
ICMS Teleproduzir (b)	R$	0.02% p.y.	10/2012	—	15,159
Other	R$	Column 27 FGV	10/2008	1,292	1,523
Suppliers—
NEC do Brasil	US$	7.3% p.y.	11/2005	—	7,192
Affiliated companies:
Commercial paper	US$	Libor + 5% p.y.	07/2005	—	318,528
Investment acquisition—TCO	R$	CDI + 1% p.y.	—	10,697	53,484
Accrual interest				181,272	144,303

Total				5,193,037	4,963,173

Current				1,546,935	2,896,102
Noncurrent				3,646,102	2,067,071

(a)	In the event that the TJLP (long-term interest rate) exceeds 10% per year, the spread increases to 6%.
(b)	This financing was prepaid in August 2005 at a discount of R$7,425 which was recorded as financing income.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

b)	Repayment schedule

The long-term portion of loans and financing maturities are as follows:

Year
2007	2,032,079
2008	558,091
2009	22,253
2010	22,253
2011	11,426
2011 and thereafter	1,000,000

Total	3,646,102

c)	Restrictive covenants

GT entered into a loans agreement with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social—BNDES), whose balance on December 31, 2005 was R$232,536 (R$304,305 as of December 31, 2004). According to the contracts, a number of economic and financial ratios should be calculated annually. The subsidiary GT did not comply with the “Total Net Debt/EBITDA” ratio as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

TCO and its subsidiaries entered into a loans agreement with BNDES and Export Development Canada—EDC, whose balances on December 31, 2005 were R$83,505 and R$23,643 (R$137,213 and R$71,158 as of December 31, 2004), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts with the BNDES, the borrower did not comply with the “EBITDA Margin” ratio (EBITDA over net operating income) as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to the next measurement.

d)	Collateral

GT loans and financing, in local currency, amounting to R$232,536, are secured by accounts receivable, which can be withheld optionally up to a limit of 300% of the applicable monthly installment.

TCO has granted security interest as follows:

Banks	Collateral
BNDES TCO Operators	15% of receivables and CDBs (bank deposit certificates) equivalent to the amount of the next installment payable.

BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and CDBs equivalent to two installments payable in the remaining period.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

e)	Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 (five thousands) debentures, not convertible into shares, with a unit face amount of R$100 (one hundred thousand reais) maturing on August 1, 2008. The renegotiation reduced the interest rate from 104.6% to 104.4% of the CDI rate until the rate is renegotiated on August 1, 2007.

As part of its First Distribution of Marketable Securities Program in the amount of R$2,000,000 (two billion reais) initiated on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 (one billion reais) with a maturity of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 unsecured debentures, not convertible into shares, with a nominal unit face amount of R$10 (ten thousand reais), totaling R$1,000,000 (one billion reais), in two series, R$200,000 (two hundred million reais), in the first series, and R$800,000 (eight hundred million reais), with a final maturity of May 1, 2015. The debentures bear interest, payable semi-annually at 103.3% (first series) and 104.2% (second series) of the accumulated average daily CDI rate.

The debentures are scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). The Company included the debenture amounts in the long-term maturities schedule above based on these renegotiation dates.

19.	OTHER LIABILITIES

	As of December 31,
	2005	2004
Accrual for customer reward program (a)	21,311	8,393
Provision for pension plan	483	358
Reverse stock split (b)	64,344	—
Payable to related parties	6,007	23,902
Other	45,361	39,277

Total	137,506	71,930

Current	93,420	32,537
Noncurrent	44,086	39,393

(a)	The Company and its subsidiaries have reward programs, in which the calls are transformed into points usable in future exchanges of handsets. The accumulated points, net of redemptions, are reserved as they are obtained, based on historic redemption data, accumulated points and average point cost.
(b)	Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reverse stock split. This balance is payable upon demand (Note 21).

20.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Components of the reserve are as follows:

	As of December 31,
	2005	2004
Telebrás—TCO	147,856	139,465
Labor	22,288	17,982
Civil	40,807	13,434
Tax	167,674	148,849

Total	378,625	319,730

Current	170,988	124,296
Noncurrent	207,637	195,434

The changes in the reserve for contingencies are as follows:

	Years ended December 31,
	2005	2004	2003
Beginning balance	319,730	279,627	136,865
Additional provision, net of reversals	45,519	14,322	9,415
Monetary variation	23,575	30,631	29,618
Payments	(10,199)	(4,850)	(3,147)
Effects of acquisitions	—	—	106,876

Ending balance	378,625	319,730	279,627

20.1.    Tax claims

20.1.1.    Probable losses

a)	COFINS

The subsidiary Telesp Celular S.A. has been notified taking into account the offset of COFINS in January and February 2000 against credits resulting from the surplus of 1/3 of COFINS collected in 1999, after the offset against Social Contribution on Net Income (CSLL). At December 31, 2005 and 2004, the provision amounted to R$24,671.

b)	Other

The Company’s management recorded a provision of R$2,684 as of December 31, 2005, referring to various tax suits, based on the opinion of their external legal counsel.

20.1.2.    Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on its financial position and, except for PIS and COFINS (item b) below, has not recorded provisions in the financial statements as of December 31, 2005.

a)	State VAT (ICMS)

The subsidiaries Global Telecom S.A. and TCO and the indirect subsidiaries Teleacre, Telems, Telemat and Telegoiás received tax assessments totaling R$57,362, mainly in respect of: (i) ICMS on occasional or

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

complementary services that do not constitute telecommunications services; (ii) ICMS on international calls, made from Brazil; (iii) failure to proportionally reverse an ICMS tax credit on the acquisition of permanent assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on the unremunerated provision of telecommunications services, consisting of the donation of credits to be used under prepaid service plans; (v) failure to include in the ICMS calculation the base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

b)	Taxes on Revenue (PIS and COFINS)

b.1)	Law No. 9,718/98

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

In the opinion of the Company’s legal counsel that this increase is unconstitutional because: (1) Article 195 of the Brazilian Constitution, which was effective when Law No. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (2) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law requiring a greater quorum than the one required to approve Law No. 9,718; and (3) the law was made effective before the expiration of the required 90–day waiting period.

In the opinion of the Company’s legal counsel, and in consideration of recent decisions of the Supreme Court of Brazil, that the likelihood of an unfavorable outcome with respect to the calculation methodology is remote but with respect to the contribution rates is possible. However, the Management’s does not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations.

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss. Conservatively, management maintained the provision of the other companies, amounting to R$140,319 as of December 31, 2005, and will await the final decision in these cases.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company and its direct and indirect subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

b.2)	Increase in the calculation base

The subsidiary Telesp Celular S.A. received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,365 (PIS (social integration program)—R$421 and COFINS—R$1,944), as a result of the increase in the PIS and COFINS calculation bases introduced by Law No. 9,718/98. These assessments are being challenged by the subsidiary in administrative proceedings.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

b.3)	CIDE

The Company and its subsidiaries filed lawsuits challenging the application of CIDE – Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. The Company believes based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. This claim involves an amount of R$27,992.

c)	IRPJ (corporate income tax), IRRF and CSLL

The indirect subsidiaries Telems and Telemat received tax assessments amounting to R$46,924, in which the amount paid to FINOR in the course of calendar year 1998 was not recognized as an investment of the tax due in a tax subsidy program, but as an investment from its own resources and/or a voluntary subscription, and therefore subject to income tax, pursuant to article 4 of Law No. 9,532/97. The validity of this assessment is being challenged by the subsidiaries.

20.1.3—Remote Losses

a)	Application of ICMS

In June 1998, the Conselho Nacional de Política Fazendária, or CONFAZ, decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998. This claim impacts many of our subsidiaries. The Company believes the application of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services. In addition, the company does not believes new taxes may be applied retroactively. The Company believes based on the opinion of outside counsel (including certain judicial precedents) that the likelihood of an unfavorable outcome with respect to this claim is remote. Moreover, the Company believes that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application.

b)	Passing on of the COFINS and PIS to Customers

Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges. This claim impacts several of our subsidiaries. The Company is challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. The Company believes based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

20.2.    Labor and civil

Include several labor and civil claims, and a reserve has beens provided as shown above in an amount, considered to be sufficient to cover the probable losses on these cases.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

In relation to claims in which a loss is classified as possible, the amount involved is R$84,728 for the civil claims and R$39,995 for the labor claims, as follows:

	2005
	Civil	Labor
Telesp Celular Participações S.A.	14,915	58
Telesp Celular S.A.	33,240	29,747
Global Telecom S.A.	12,143	5,013
Tele Centro Oeste Celular Participações S.A.	24,430	5,177

Total	84,728	39,995

20.2.1    Probable losses

a)	Litigation relating to Telebrás loan—TCO

Tele Centro Oeste has filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás, now Brasil Telecom Participações S/A) and Telebrás itself regarding the distribution of debts and credits of former Telebrás’ loans, after its breakup.

In response to the lawsuit filed against it, Brasil Telecom Participações S/A filed two counter–lawsuits in October 1999 against Telebrasília (which has since merged into TCO) and Telegoiás seeking payment of the Telebrás loans in the amount of R$41.3 million from TCO and R$24.1 million from Telegoías.

The lawsuit filed by Tele Centro Oeste against Brasil Telecom Participações S/A, Telebrás and KPMG, was dismissed. In the other two lawsuits, filed by Brasil Telecom Participações S/A against TCO and Telegoiás, the court ruled partially in favor of Brasil Telecom Participações S/A. In the Court of Appeals of the Federal District, TCO’s, and Telegoiás’ appeal was denied. Brasil Telecom Participações S/A’s appeal was granted. Since the Court of Appeals of the Federal District rendered unfavorable decisions in these actions, TCO filed an appeal to the Superior Court of Justice and has been awaiting trial since May 2004. On December 17, 2004, the plaintiff in these actions initiated an enforcement proceeding, claiming the amounts owed to be R$91.5 million from TCO and R$59.3 million from Telegoiás. On August 31, 2005, TCO and Telegoiás filed a motion to stay the enforcement, in which they challenge the amounts claimed by the plaintiff. The motion has not yet been examined by the Court.

A final decision unfavorable to TCO with respect to payment by TCO and Telegoiás to Tele Centro Sul Brasil Telecom Participações S/A, is probable. However, on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criterium of indexation of the outstanding balances.

20.2.2    Possible losses

a)	Litigation related to tax credits

Telesp Celular Participações, Tele Centro Oeste Celular Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against all the new holding companies, including Telesp Celular Participações and Tele Centro Oeste Celular Participações, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although the Company believes that the restructuring was implemented in accordance with Brazilian law, the Company believes based

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. The Company would be required to pay all the taxes that were offset against goodwill. The company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

b)	Litigation related to ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624–9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency—INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624–9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In this proceeding was later presented a Ação de Oposição, by which a third company, Sonintel, and its two partners reinvoked rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. The Company believes based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

c)	Litigation related to validity of prepaid plan minutes

Telesp Celular Participações and its subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although the Company believes that our criteria for imposing the deadline is in compliance with Anatel’s rules, the Company believes based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

20.2.3    Remote losses

a)	Litigation related to breakup of Telebrás

Telebrás, the Company’s legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. The Company believes based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

b)	Litigation Relating to the Charging of Subscription Tariff

Global Telecom S.A., Telegoiás Celular and Telems Celular, together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law.

Based on the opinion of the Company’s legal counsel, the Company believes that the possibility of an unfavorable decision in this lawsuit is remote, given that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

21.	SHAREHOLDERS’ EQUITY

a)	Capital

On January 7, 2005, the Company increased its capital by R$2,053,896, of which R$53,896 refers to the special goodwill reserve realized in prior years, with the issue of 410,779,174 thousand new shares, comprising 143,513,066 thousand common shares and 267,266,108 thousand preferred shares.

In the General and Extraordinary Shareholders’ Meeting held on April 1, 2005, a reverse split of 1,582,563,526,803 book-entry shares, without par value, was approved, comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing share capital, in the proportion of 2,500 shares to 1 share of the same type. Share capital now comprises 633,025,410 book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$242,595,157, corresponding to the tax benefit of the incorporated goodwill, effectively realized during previous fiscal years. The capital was increased from R$6,427,557,341 to R$6,670,152,498, with the issue of 29,298,932 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that funds arising from the exercise of preemptive rights were credited to Portelcom Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	2005	2004
Common shares	250,458	409,383,864
Preferred shares	411,867	762,400,488

Total	662,325	1,171,784,352

b)	Capital reserves—special premium reserve

This reserve results from the corporate restructuring implemented by the Company in 2000 and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

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

22.	NET OPERATING REVENUE

	Years ended December 31,
	2005	2004	2003
Monthly subscription charges	173,795	242,588	207,427
Usage charges	4,294,935	3,755,598	3,190,144
Additional call charges	161,572	113,320	68,332
Interconnection	2,960,179	3,142,070	2,497,770
Data services	501,135	369,416	55,476
Other services	177,746	179,265	281,141

Total gross revenue from service	8,269,362	7,802,257	6,300,290

Value-added tax on services—ICMS	(1,352,615)	(1,170,662)	(887,808)
Employees’ profit participation program—PIS/Social contribution on billing—COFINS	(297,095)	(280,896)	(225,023)
ISS (service tax)	(2,695)	(2,416)	(857)
Discounts granted	(256,004)	(182,653)	(162,799)

Net operating revenue from services	6,360,953	6,165,630	5,023,803

Sale of handsets and accessories	1,985,514	1,953,366	1,569,492

Value-added tax on services—ICMS	(161,009)	(186,742)	(162,928)
Employees’ profit participation program—PIS/Social contribution on billing—COFINS	(129,768)	(135,749)	(58,153)
Discounts granted	(496,043)	(349,081)	(268,391)
Returns of goods	(86,581)	(106,397)	(57,446)

Net operating revenue from sales of handsets and accessories	1,112,113	1,175,397	1,022,574

Total net operating revenue	7,473,066	7,341,027	6,046,377

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005, 2004 and 2003, except for Telecomunicações de São Paulo S.A.—Telesp, a fixed line service provider, which contributed approximately 15%, 18% and 19%, respectively, and Brasil Telecom S.A.—BrT, a fixed line service provider, which contributed approximately 10%, 11% and 11%, respectively, mainly in relation to interconnection. The services provided by TELESP`are billed using similar terms to those with unrelated third parties.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

23.	COST OF SERVICES AND GOODS SOLD

	Years ended December 31,
	2005	2004	2003
Personnel	(63,242)	(59,308)	(48,586)
Supplies	(7,447)	(6,591)	(7,504)
Outside services	(198,598)	(173,128)	(167,816)
Leased lines	(133,984)	(119,684)	(108,656)
Rent, insurance and condominium fees	(96,981)	(90,362)	(90,181)
Interconnection	(158,673)	(222,582)	(298,222)
Taxes and contributions	(334,176)	(190,479)	(202,352)
Depreciation and amortization	(776,397)	(728,907)	(870,240)
Other	(979)	(716)	(4,683)

Cost of services	(1,770,477)	(1,591,757)	(1,798,240)
Cost of products sold	(1,587,028)	(1,734,445)	(1,222,293)

Total	(3,357,505)	(3,326,202)	(3,020,533)

24.	SELLING EXPENSES

	Years ended December 31,
	2005	2004	2003
Personnel	(205,543)	(187,814)	(149,976)
Supplies	(34,565)	(44,579)	(16,685)
Outside services	(1,179,114)	(898,969)	(541,622)
Advertising	(318,329)	(308,940)	(220,737)
Rent, insurance and condominium fees	(42,287)	(34,519)	(32,366)
Taxes and contributions	(1,470)	(1,534)	(669)
Depreciation and amortization	(201,136)	(148,545)	(109,230)
Allowance for doubtful accounts receivable	(569,847)	(269,075)	(85,460)
Other	(74,255)	(15,336)	(108,128)

Total	(2,626,546)	(1,909,311)	(1,264,873)

25.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2005	2004	2003
Personnel	(139,506)	(138,502)	(111,161)
Supplies	(7,924)	(6,768)	(6,511)
Outside services	(289,319)	(266,956)	(215,418)
Rent, insurance and condominium fees	(47,454)	(40,885)	(37,615)
Taxes and contributions	(5,392)	(12,194)	(5,096)
Depreciation and amortization	(149,517)	(131,321)	(105,061)
Other	(20,243)	(23,965)	(80,440)

Total	(659,355)	(620,591)	(561,302)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

26.	OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2005	2004	2003
Income:
Fees	68,683	72,417	33,469
Recovered expenses	67,016	51,615	24,186
Provision reversals	15,847	16,975	106,176
Shared infrastructure/EILD	24,538	17,680	3,701
Commercial incentives	89,675	64,353	—
Other	16,445	17,870	17,132

Total	282,204	240,910	184,664

Expenses:
FUST fees	(33,553)	(29,973)	(25,208)
FUNTTEL	(16,776)	(14,854)	(12,599)
ICMS on the expenses	(31,615)	(3,804)	(7,989)
CIDE	(3,939)	(1,176)	—
PIS and COFINS on other revenue	(34,561)	(30,664)	(8,017)
Other taxes and contributions	(16,761)	(25,513)	(1,731)
Reserve for contingencies	(45,891)	(29,462)	(115,591)
Amortization of deferred charges	(47,549)	(47,795)	(40,089)
Goodwill amortization	(377,886)	(217,307)	(96,111)
Other	(16,697)	(10,261)	(22,376)

Total	(625,228)	(410,809)	(329,711)

Other operating expenses, net	(343,024)	(169,899)	(145,047)

27.	NET FINANCIAL EXPENSES

	Years ended December 31,
	2005	2004	2003
Income:
Financial income	281,055	252,497	264,931
Foreign currency exchange variation	451,512	397,715	1,089,457
PIS/COFINS on financial income	(19,949)	(29,247)	(16,973)

Total	712,618	620,965	1,337,415

Expense:
Financial expense	(615,483)	(708,024)	(876,561)
Monetary/exchange variation	(73,607)	(94,524)	(721,105)
Losses on derivative contracts, net	(941,142)	(913,819)	(873,253)

Total	(1,630,232)	(1,716,367)	(2,470,919)

Net financial expense	(917,614)	(1,095,402)	(1,133,504)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

28.	NET NONOPERATING EXPENSE

	Years ended December 31,
	2005	2004	2003
Net gain (loss) on disposal of fixed assets	(34,481)	(45,865)	(18,694)
Restructuring cost	(23,987)	—	—
Provision for investments	(15,830)	—	—
Other	8,980	(5,319)	(6,964)

Nonoperating income (expenses), net	(65,318)	(51,184)	(25,658)

29.	INCOME TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes on an accrual basis. Deferred taxes on temporary differences and tax loss carryfowards were calculated based on the rate of 34%.

a.	Components of Income Taxes

	Years ended December 31,
	2005	2004	2003
Income tax	(250,815)	(256,502)	(79,947)
Social contribution tax	(90,963)	(93,572)	(29,946)
Deferred income tax	70,321	16,922	(123,574)
Deferred social contribution tax	25,391	6,092	(44,478)

Total	(246,066)	(327,060)	(277,945)

b.	Reconciliation of Effective Tax Rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for 2005, 2004 and 2003:

	Years ended December 31,
	2005	2004	2003
Income (loss) before taxes	(496,296)	168,438	(104,540)

Tax income (expense) at combined statutory rate	168,741	(57,269)	35,544

Permanent additions:
Nondeductible expenses—amortization of goodwill	(131,346)	(73,353)	(32,324)
Other nondeductible expenses	(35,879)	(13,981)	(6,357)
Other additions	—	(1,068)	(2,531)

Permanent exclusions:
Interest on shareholders’ equity credited—subsidiaries	8,255	13,545	32,003
Other exclusions	14,691	9,339	—
Tax loss and unrecognized temporary differences (i)	(270,528)	(204,273)	(304,280)

Tax expense	(246,066)	(327,060)	(277,945)

(i)	The Company has not recognized these deferred income tax benefits as it is not “more likely than not” that these benefits will be realized.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

c.	Composition of deferred income tax assets

Deferred income tax assets based on temporary differences are comprised of the following:

	As of December 31,
	2005	2004
Tax credits recorded on corporate restructuring (Note 32)	898,717	985,155
Tax credits on provisions for:
Obsolescence	12,143	8,388
Contingencies	86,418	74,842
Doubtful accounts receivable	66,255	42,722
Customer reward program	6,357	1,243
Employees’ profit sharing	12,365	8,232
Suppliers	58,319	43,136
Other	58,107	15,026
Tax loss carryforwards	147,874	158,537

Total deferred taxes	1,346,555	1,337,281

Current	477,987	237,924
Noncurrent	868,568	1,099,357

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

a)	Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in two years.

b)	The merged tax credit consists of net balance of goodwill and provision to maintain the integrity of shareholders’ equity (Note 32) and is realized as the goodwill is amortized, over a period of between five and ten years.

c)	Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, since it in note more likely than not that such tax credits will be recovered.

30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Risk considerations

TCP, TC, GT and TCO are exposed to the following market risks:

•	Credit risk: resulting from any difficulty in collecting telecommunication services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

•	Interest rate risk: resulting from debt and derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR, EURIBOR, TJLP and CDI).

•	Currency risk: related to debt and derivative instruments contracted in foreign currencies which expose the Company to potential losses from adverse exchange rate fluctuations.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

The Company and its subsidiaries actively manage their operations to mitigate these risks by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is reduced by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

“TC”, “GT” and “TCO” and its subsidiaries’ have prepaid customers that represent 83.00%, 87.00% e 86.00%, respectively, (83.00%, 88.00% and 84.00%, respectively, at December 31, 2004) of their customer bases. These customers do not represent a credit risk.

Credit risk from the sale of handsets is managed by following conservative credit granting procedures which encompass the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer’s balance sheet, and using credit protection agencies’ databases.

The Company and its subsidiaries are also exposed to credit risk relating to its financial investments and receivables from swap transactions. The Company and its subsidiaries attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with variations in the CDI rate relating to its derivative transactions and borrowings contracted in Brazilian reais. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company is also exposed to fluctuations in the TJLP on financing from BNDES. As of December 31, 2005, the principal of these operations amounted to R$267,714 (R$366,537 as of December 31, 2004). The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of December 31, 2005, these operations amounted US$130,101 thousand (US$146,808 thousand as of December 31, 2004).

The Company has entered into derivative contracts relating to loans and financings that have variable foreign interest rates (Libor) with notional amounts of US$120,000 thousand to convert these loans to reais loans that accrue interest based on the CDI rate. The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Currency risk

TC, GT and TCO utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

The Company’s net exposure to currency risk as of December 31, 2005 and 2004 are shown in the table below:

	In thousands—2005
	US$	€	¥
Loans and financing	(1,163,978)	—	(22,508,949)
Loans and financing—UMBNDES (i)	(20,882)	—	—
Derivative contracts	1,189,046	2,482	22,508,949
Other obligations	(1,346)	(9,408)	—

Total	2,840	(6,926)	—

(i)	UMBNDES is a monetary unit prepared by the BNDES, consisting of a basket of foreign currencies, of wich the principal is the U.S. dollar. For this reason, the Company and its subsidiaries consider it as U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

	In thousands—2004
	US$	€	¥
Loans and financing	(958,783)	(6,879,947)	—
Loans and financing—UMBNDES (i)	(28,473)	—	—
Derivative contracts	1,078,180	6,879,947	25,247
Other obligations	—	—	(8,839)

Total	90,924	—	16,408

b)	Derivative contracts

As of December 31, 2005, the Company and its subsidiaries had exchange derivative contracts in the amounts of US$1,189,046 thousand, ¥22,508,949 thousand and €2,482 thousand, (US$1,078,180 thousand, ¥6,879,947 thousand and €25,247 thousand as of December 31, 2004), to protect against foreign currency exchange rate variation on all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$310,086 (R$26,935 as of December 31, 2004) on these derivative contracts.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized losses
Loans and financing	(5,193,037)	(5,224,017)	(30,980)
Derivative contracts	(310,086)	(372,496)	(62,410)
Other obligations	(29,129)	(29,129)	—

Total	(5,532,252)	(5,625,642)	(93,390)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

The positions of the Company’s and its subsidiaries’ derivative instruments are summarized as follows (amounts in thousands):

Derivative instruments	2006	2007	2008	2009
Forward contracts—US$
1.a) Principal—US$	280,000	—	—	—
b) Contracted rate	1.2300	—	—	—

Swap contracts—Euro/R$
1.a) Principal—Euros	2,460	—	—	—
b) Asset rate	1,86% to 1,90%	—	—	—
c) Liability rate	100% of CDI	—	—	—

Swap contracts—US$/R$
1.a) Principal—US$	430,774	442,861	7,786	1,469
b) Asset rate	0% to 12,40%	3,80% to 7,50%	4,3736% to 6,23%	4,85% to 7%
c) Liability rate	70% to 106,90% of CDI	100% to 107,50% of CDI	100% to 106,50% of CDI	100% of CDI

Swap contracts—US$/US$
1.a) Principal—US$	—	120,000		—
b) Asset rate	—	Libor12m+ 1,75% a.a.		—
c) Liability rate	—	6,42%		—

Swap contracts—Ienes/R$
1.a) Principal—Ienes	9,930,517	12,479,099	—	—
b) Asset rate	0% to 1,80%	0,30% to 2,9784%	—	—
c) Liability rate	103,70% to 106,45% of CDI	105% to 106,75% of CDI	—	—

Swap contracts—IGPM/CDI
1.a) Principal—Reais	—	114,800	—	—
b) Asset rate	—	9% to 9,45%	—	—
c) Liability rate	—	106,50% to 106,80% of CDI	—	—

TCP’s management believes that believes that unrealized losses on derivatives operations, resulting from the accrual method of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs. The principal differences refer to temporary differences in the recognition of exchange gains on the principal in dollars of the long-term forward contract, translated at the rate on the balance sheet date. These contract pay variable premium of 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

The forwards described above ion the total notional amount of US$280,000 thousands were entered into with a single bank, representing a concentration of risk. However, management believes that the counter party is a reputable financial institution and accordingly the risk is mitigated.

c)	Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, using available market information. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in the current market. The use of different market assumptions may have a material effect on estimates.

31.	PENSION AND POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social—SISTEL, as follows:

a)	PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)	PBS-Telesp Celular and PBS-TCO: defined-benefit retirement plans sponsored individually by the companies.

c)	PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Telesp Celular and PBS-TCO Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS-Telesp Celular and PBS-TCO Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, the contributions to these plans were R$0 (R$9 as of December 31, 2004).

d)	TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both the plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participant’s salary, according to the percentage chosen by the participant. In the year ended December 31, 2005 the contributions to these plans amounted to R$7,637 (R$4,012 as of December 31, 2004).

The actuarial valuation of the plans was made in 2005 and 2004, based on the register of the participants as of September 2005 and 2004, respectively, and the projected unit credit method was adopted. For the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was based on the actuarial liabilities of the Company in relation to the total actuarial liabilities of the plan. The total liability recognized as of December 31, 2005 was R$483.

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against SISTEL, citing Telefônica and Telesp Celular, as well as SISTEL, which are summarized as follows: (i) that SISTEL

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA—Retired Employees’ Healthcare Plan (“Plano de Assistência Médica aos Aposentados”), and they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should re-enroll in PAMA, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not withstand pricing pressures and asked for cancellation of their enrollment in PAMA or joined the PCE (Special Coverage Plan), if they so wish, also without restrictions; (iii) that SISTEL should reassess the economic needs of PAMA, including the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review of the accounting distribution of the equity should be made, so as to attribute to PAMA the amounts relating to the reduction factor of the additional payments, as above, and that until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Visão Plan of Telesp and the Visão Prev of Telesp Celular”; and (viii) granting of advance relief in respect of items “a”, “b” and “e”.

Through its actuarial advisers, Telesp Celular prepared a study considering the impacts described above, accordingly, the change in the cost formulas as claimed by the ASTEL civil suit represents an additional burden on the provisions of Telesp Celular amounting to R$824.

Based on the opinions of its legal counsel and tax advisers, Management believes that at this time there is no risk of payment, and as of December 31, 2005, the probability of loss was classified as possible.

The company show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
PAMA—TCP	225	191
PAMA—TCO	258	167

Total	483	358

1)	Reconciliation of funded status

	2005
	TCP Prev (ii)	TCO Prev	PAMA (i)	PBS (ii)	PBS-A (i)
Benefit obligation	3,060	39,832	1,630	11,338	10,024
Fair value of plan assets	(5,993)	(54,329)	(1,147)	(13,059)	(12,986)

Funded status	(2,933)	(14,497)	483	(1,721)	(2,962)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

	2004
	TCP Prev(ii)	TCO Prev	PAMA(i)	PBS(ii)	PBS-A(i)
Benefit obligation	1,725	40,545	1,427	10,432	9,230
Fair value of plan assets	(3,644)	(41,635)	(1,069)	(11,637)	(12,003)

Funded status	(1,919)	(1,090)	358	(1,205)	(2,773)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans—PAMA and PBS-A.
(ii)	Although TCP Prev, PBS and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)	Change in net actuarial liability (asset)

	2005
	TCP Prev	TCO Prev	PAMA	PBS	PBS-A
Net actuarial (asset) liability as of December 31, 2003	(300)	2,471	716	(690)	(1,728)
Recognition of actuarial losses (gains) for the year	(247)	(359)	(321)	189	126
Service cost	415	5,288	191	1,092	963
Sponsor’s contribution for the year	—	(1,079)	(1)	(9)	—
Gains for the years	(1,787)	(7,411)	(227)	(1,787)	(2,134)

Net actuarial (asset) liability as of December 31, 2004	(1,919)	(1,090)	358	(1,205)	(2,773)
Service cost	445	5,757	161	1,137	1,000
Sponsor’s contribution for the year	—	(712)	—	(8)	—
Recognition of actuarial losses (gains) for the year	890	(5,595)	152	758	567
Gains for the year	(2,349)	(12,857)	(188)	(2,403)	(1,756)

Net actuarial (asset) liability as of December 31, 2005	(2,933)	(14,497)	483	(1,721)	(2,962)

3)	Change in benefit obligation

	2005
	TCP Prev	TCO Prev	PAMA	PBS	PBS-A
Benefit obligation as of December 31, 2003	1,557	36,143	1,642	9,971	8,874
Current service cost	240	1,254	9	9	—
Interest cost	175	4,034	182	1,083	963
Benefits paid for the year	—	(527)	(85)	(820)	(733)
Actuarial (gains) losses for the year	(247)	(359)	(321)	189	126
Benefit obligation as of December 31, 2004	1,725	40,545	1,427	10,432	9,230
Current service cost	267	1,219	4	7	—
Interest cost	178	4,538	157	1,130	1,000
Benefits paid for the year	—	(875)	(110)	(989)	(773)
Actuarial (gains) losses for the year	890	(5,595)	152	758	567

Benefit obligation as of December 31, 2005	3,060	39,832	1,630	11,338	10,024

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

4)	Change in plan assets

	2004
	TCP Prev	TCO Prev	PAMA	PBS	PBS-A
Fair value of plan assets as of December 31, 2003	(1,857)	(33,672)	(926)	(10,661)	(10,602)
Benefits paid for the year	—	527	85	820	733
Sponsor’s and employees’ contributions for the year	—	(1,079)	(1)	(9)	—
Return on plan assets for the year	(1,787)	(7,411)	(227)	(1,787)	(2,134)
Fair value of plan assets as of December 31, 2004	(3,644)	(41,635)	(1,069)	(11,637)	(12,003)
Benefits paid for the year	—	875	110	989	773
Sponsor’s and employees’ contributions for the year	—	(712)	—	(8)	—
Return on plan assets for the year	(2,349)	(12,857)	(188)	(2,403)	(1,756)

Fair value of plan assets as of December 31, 2005	(5,993)	(54,329)	(1,147)	(13,059)	(12,986)

5)	Estimated expenses for 2006

	TCP Prev	TCO Prev	PAMA	PBS	PBS-A
Service cost	438	(581)	2	2	—
Interest cost on actuarial liabilities	320	(4,445)	(13)	804	337
Expected return on assets	(743)	7,562	10	(1,076)	(489)
Employees’ contributions	(3,072)	—	—	(1)	—

Total	(3,057)	2,536	(1)	(271)	(152)

6)	Actuarial assumptions

2005
	TCP Prev and TCO Prev	PAMA	PBS	PBS-A
Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.
Estimated return rate on plan assets	13.93% p.y.	12.88% p.y.	12.89% p.y.	12.53% p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	—	8.15% p.y.	—	—
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Mortality table	UP94 with 2 years and segregated by sex	UP94 with 2 years	UP94 with 2 years and segregated by sex	UP94 with 2 years and segregated by sex
Disability table	Mercer disability	Mercer disability	Mercer disability	—

32.	CORPORATE RESTRUCTURING

On January 14, 2000, a corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to “TC”.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts related to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which are as follows:

	Amounts on the date of merger	As of December 31,
		2005	2004
Balance sheet:
Incorporated goodwill	3,192,738	1,250,488	1,569,762
Provision	(2,127,694)	(825,324)	(1,036,044)

Amount	1,065,044	425,164	533,718

	Years ended December 31,
	2005	2004
Statement of operations:
Amortization of goodwill	319,274	319,274
Reversal of provision	(210,720)	(210,720)
Tax benefit	(108,554)	(108,554)

Net effect on net income	—	—

The Board of Directors of the Company and TCO approved two corporate restructurings as follows:

a)	First corporate restructuring

On May 13, 2004, the Boards of the TCO and TCP approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP on the acquisition of a controlling interest in TCO, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the incorporation of goodwill by TCO a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$992,060. Thus, net assets incorporated by TCO amounted to R$511,061, which, in essence, represents the tax benefit derived from the deductibility of the goodwill when incorporated by TCO and its subsidiaries.

As of June 30, 2004 the transfer of part of the net assets of TCO to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to maintain shareholders’ equity	Net amount
Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980

Total spin-off	842,789	(556,241)	286,548
TCO balance	660,332	(435,819)	224,513

Total	1,503,121	(992,060)	511,061

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Concurrently with the transfer of a portion of the net assets to TCO’s subsidiaries, a proposal was approved to incorporate the shares of TCO’s subsidiaries held by minority shareholders, who received TCO shares in a proportion established by a valuation at market values prepared by independent experts. The transfer of the interests in TCO subsidiaries resulted in an increase of R$28,555 in the capital of TCO.

The accounting records of the companies maintained for corporate and tax purposes have specific accounts relating to the goodwill and provision merged and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Amounts on the date of merger	As of December 31,
		2005	2004
First restructuring:
Balance sheet:
Incorporated goodwill	1,503,121	1,033,227	1,327,756
Provision	(992,060)	(681,930)	(876,319)

Amount	511,061	351,297	451,437

	Years ended of December 31,
	2005	2004
Statement of operations:
Amortization of goodwill	294,529	239,903
Reversal of provision	(194,389)	(158,336)
Tax benefit	(100,140)	(81,567)

Net effect on net income	—	—

b)	Second corporate restructuring

On August 31, 2005 the Boards of Directors of TCO and TCP approved a corporate restructuring with a view to transferring to TCO the goodwill paid by TCP in the acquisition of TCO’s shares through a Voluntary Public Offering on October 8, 2004, the value of which on July 31, 2005 was R$392,265.

Prior to the incorporation of goodwill by TCO, a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$258,895. Thus, net assets incorporated by TCO amounted to R$133,370, which, in essence, represents the tax benefit derived from the deductibility of the above-mentioned goodwill when incorporated by TCO.

The incorporated net asset amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of TCP when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds received will be paid to TCP.

	Amounts on the date of merger	Consolidated 2005
Second restructuring:
Balance sheet:
Incorporated goodwill	392,265	359,576
Provision	(258,895)	(237,320)

Amount	133,370	122,256

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

2005
Statement of operations:
Amortization of goodwill	32,689
Reversal of provision	(21,575)
Tax benefit	(11,114)

Net effect on net income	—

33.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A.—Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. These transactions also include call-center services to Telecomunicações Móveis Nacionais—TMN customers in connection with roaming services in the Company’s network.

b)	Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)	Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

d)	Call-center services: provided by Mobitel S.A.—Dedic to users of the telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

e)	Systems development and maintenance services: provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:

	As of December 31,
	2005	2004
Assets:
Trade accounts receivable, net	198,720	168,634
Receivable from related parties	32,761	33,162

Liabilities:
Trade accounts payable	152,435	349,860
Loans and financing	585	329,382
Technical assistance	19,020	33,709
Payable to related parties	6,007	23,902

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,
	2005	2004	2003
Revenues—
Net operating revenue:
CRT Celular	—	—	1,345
Tele Leste and Subsidiaries	—	—	1,140
Tele Sudeste and Subsidiaries	—	—	4,870
Telecomunicações de São Paulo S.A.—Telesp	1,631,402	1,758,914	1,515,573
Telefônica Publicidade e Informação Ltda.—TPI	2	—	—
Telecomunicações Móveis Nacionais—TMN	—	29	168

Balance as of December 31	1,631,404	1,758,943	1,523,096

Expenses—
Cost of services provided—
CRT Celular	—	—	(1,552)
Tele Leste and Subsidiaries	—	—	(1,538)
Tele Sudeste and Subsidiaries	—	—	(6,168)
Telecomunicações de São Paulo S.A.—Telesp	(221,756)	(288,127)	(214,810)

Balance as of December 31	(221,756)	(288,127)	(224,068)

Selling expenses:
Telecomunicações de São Paulo S.A.—Telesp	—	(15,160)	—
Terra Brasil S.A.	(118)	—	—
Atento do Brasil S.A.	(112,969)	(41,616)	—
Mobitel S.A.—Dedic	(183,511)	(141,870)	(99,933)

Balance as of December 31	(296,598)	(198,646)	(99,933)

General and administrative expenses:
Portugal Telecom SGPS S.A.	(39,431)	(54,635)	(68,280)
Portugal Telecom Inovação	—	1,556	(289)
Primesys Soluções Empresariais S.A.	(13,920)	(18,839)	(32,767)
Portugal Telecom Inovação—Brasil	(309)	(9,131)	(3,496)
PTI	—	—	(1,595)
Telecomunicações de São Paulo S.A.—Telesp	—	(2,637)	—
Telefónica Comunicaciones Personales UNIFON	(168)	—	—
Telefônica Gestão de Serviços Compartilhados T—Gestiona	(12,196)	—	—
Telefônica S.A.	—	(106)	—
Terra Brasil S.A.	(118)	(269)	—
Terra Empresas Brasil	(5,980)	—	—
Telefónica Mobile Solutions	(463)	(234)	—
Telefónica Móviles Espanha	(29)	(15)	—

Balance as of December 31	(72,614)	(84,310)	(106,427)

Other operating revenue—
Telefônica Empresas Brasil	491	—	—

Balance as of December 31	491	—	—

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,
	2005	2004	2003
Financial income (expense), net:
Portugal Telecom International Finance BV	(78)	(141,673)	(83,749)
Portugal Telecom SGPS S.A.	14,184	8,106	(2,421)
Portugal Telecom Inovação—Brasil	—	(1,479)	(7,216)
Portugal Telecom	—	—	7,600
PT Prime Tradecom S.A.	—	3	(26)
Telefônica Gestão de Serviços Compartilhados T—Gestiona	2	—	—
Atento Brasil S.A.	5	—	—
Mobitel S.A.—Dedic	11	—	—

Balance as of December 31	14,124	(135,043)	(85,812)

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	30,873	26,009	15,888
Tele Leste Celular Participações S.A.	13,752	11,731	7,468
Tele Sudeste Celular Participações S.A.	51,802	47,766	31,175

Balance as of December 31	96,427	85,506	54,531

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(7,726)	(6,406)	(4,591)
Tele Leste Celular Participações S.A.	(5,972)	(6,325)	(4,519)
Tele Sudeste Celular Participações S.A.	(50,867)	(54,395)	(53,882)

Balance as of December 31	(64,565)	(67,126)	(62,992)

34.	INSURANCE

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Amounts insured
Operating risks	R$10,036,745
General civil liability	R$7,560
Vehicle (officers fleet)	FIPE table—100%—R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

35.	SUBSEQUENT EVENTS

In an extraordinary meeting held on February 6, 2006, the Board of Directors approved a proposal to reduce the Company’s capital from the current R$6,670,152 to R$3,522,370, a reduction amounting to R$3,147,782, equivalent to the amount of the Company’s losses recorded in the balance sheet prepared as of September 30, 2005, with no change in the number of capital shares, as TCP shares have no par value, in order to absorb losses in accordance with the terms of article 173 of Law No. 6,404/76.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

The proposed reduction of capital aimed to expedite the payment of dividends to all the Company’s shareholders as soon as TCP starts generating net income, also bearing in mind the intended implementation of the corporate restructuring involving the Company as published at December 4, 2005.

On December 4, 2005, the Company’s Board of Directors approved the merger of the shares of TCO for its conversion into a wholly owned subsidiary of TCP and the merger of the companies Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. into TCP (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Shareholders´ Meeting approved the merger of Celular CRT Participações S.A. (“CRTPart”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) by the Company and the merger of the shares of TCO for its conversion into a wholly owned subsidiary of TCP, as previously proposed by the Board of Directors.

The shareholders of the companies will receive TCP shares for each share in accordance with the table below:

Shares
New TCP shares issued in substitution for each TCO share of the same class merged	3.0830
New TCP shares issued in substitution for each TSD share of the same class cancelled	3.2879
New TCP shares issued in substitution for each TLE share of the same class cancelled	3.8998
New TCP shares issued in substitution for each CRTPart share of the same class cancelled	7.0294

Since Tele Centro Oeste Celular Participações S.A. will become a wholly-owned subsidiary of TCP, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission—SEC and the NYSE will be cancelled. The changing of the Company’s name to Vivo Participações S.A. was also approved.

As a result of the corporate restructuring the stock capital of the Company was increased by R$2,631,136 corresponding to 258,768,433 common shares and 505,319,442 preferred shares, subject to the exercise of withdraw rights of common sharesholders´. The exercise period expired at March 27, 2006, and only one shareholders´ exercised his withdraw right accordingly the above capital increase was reduced by R$104 corresponding to 16,010 preferred share.

36.	SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP

The Company’s accounting policies comply with Brazilian Corporate Law (“Brazilian GAAP”), which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described below:

a.	Different Criteria for Capitalizing and Amortizing Capitalized Interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was capitalized at the rate of 12% per annum of the

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

balance of construction-in-progress. For the three-year period ended December 31, 2005, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather the actual effective interest related to construction-in-progress was used to determine capitalized interest.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34—“Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2005	2004	2003
Capitalized interest
U.S. GAAP capitalized interest	33,048	39,699	18,025
U.S. GAAP capitalized interest on disposals	(39,833)	(7,663)	(160)
Brazilian GAAP capitalized interest	(6,967)	(6,761)	(6,246)
Brazilian GAAP capitalized interest on disposals	31,423	6,687	134

U.S. GAAP difference	17,671	31,962	11,753

Amortization of capitalized interest
Amortization under Brazilian GAAP	31,023	29,904	40,858
Capitalized interest on disposals	(34,867)	(6,112)	(59)
Amortization under U.S. GAAP	(36,533)	(33,646)	(44,843)
Capitalized interest on disposals	41,446	6,968	70

U.S. GAAP difference	1,069	(2,886)	(3,974)

b.	Monetary Restatement of 1996 and 1997

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

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Under Brazilian GAAP, the share exchanges were recorded at book value. An increase in capital was recorded based on the market value of the Company’s shares and a capital reserve was recorded for the difference between the market price of the acquired company’s shares and the book value of the shares.

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

Under U.S. GAAP, shares issued to purchase the minority interest in Telebrasília Celular S.A. in 2002 and the remaining minority interests in 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively. The step-up in the fair value of assets was allocated to fixed assets and concession intangibles in the amount of R$2,957 and R$38,336, respectively, for Telebrasília Celular S.A. in 2002 and concession intangibles in the amount of R$26,784 for the remaining minority interests acquired in 2004. The step up in the fair value of assets is being amortized over 19 to 20 years for concession intangibles and 8 years for fixed assets.

d.	Acquisitions

Under Brazilian GAAP, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the permanent assets acquired and amortized based on the useful lives of the underlying permanent assets. Excess goodwill is generally amortized over 10 years on a straight-line basis, based on estimated future profitability.

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

The differences between Brazilian GAAP and U.S. GAAP relate to (i) the acquisition of an equity interest in Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), the holding companies which controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001, (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002, and (iii) the acquisition of TCO on April 25, 2003 and the tender offers to purchase additional shares of TCO in November 2003 and October 2004.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

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

During 2002, TCP and TC made an intercompany loan to GT amounting to R$3,161,709. As described in Note 1, on December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%) in accordance with the purchase commitment discussed above, for cash of R$290,282 and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes amounted to R$827,772, representing the cash paid plus the minority interest in the intercompany loans held by Holdings immediately prior to the date of acquisition. Considering TCP’s direct and indirect interests, TCP now owns 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock. The acquisition of GT was completed to increase market presence in the south of Brazil and to enable TC and GT to benefit from synergies to be derived from their operations and sales of handsets.

The excess purchase price was allocated to the following fair value adjustments: (i) property and equipment which is being amortized over approximately 11 years, representing the average remaining useful lives of the relating assets, (ii) customer list which is being amortized over two years, representing the average customer life, (iii) debt which is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations, and concession intangible which is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2005 and 2004:

	2005	2004
Purchase accounting on acquisition of Holdings
Reversal of goodwill recorded under Brazilian GAAP	(630,537)	(722,693)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(440,275)	(348,141)
Provision for losses recorded under U.S. GAAP	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Amortization of fair value of property, plant and Equipment adjustment	66,066	52,830
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(140,035)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(24,267)	(23,371)

Total of the U.S. GAAP adjustments related to acquisition Holdings	(37,680)	(50,042)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Acquisition of TCO

On April 25, 2003, the Company acquired 64.03% of the voting capital of TCO for approximately R$1,505.6 million, and in November 2003 and October 2004, respectively, the Company completed public tender offers to acquire 26.70% of the voting capital and 32.76% of the preferred shares of TCO for R$538.8 million and R$901,502 million, respectively. After these acquisitions, TCP became the holder of 90.73% of the voting capital of TCO (51.42% of total capital). Additionally, the Company acquired a portion of the remaining balance of the special goodwill reserve of TCO, which was partially capitalized in amount of R$63.893 on July 29, 2005 in its favor, increasing its interest in TCO to 52.47% of total capital.

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

	2004 Acquisition	2003 Acquisition
Amounts representing 22.11% and 29.31% of the historical net assets of TCO Under U.S. GAAP	432,344	429,842

Fair Value Adjustments:
Property and equipment	27,684	42,211	(a)
Intangible assets—customer list	158,110	163,885	(b)
Debt	—	5,125	(c)
Intangible related to concession	525,052	882,824	(d)
Goodwill	—	831,052	(e)
Deferred income tax	(241,688)	(277,594)

Purchase Price	901,502	2,077,345

(a)	Difference being amortized over approximately 3 years, representing the weighted average remaining useful lives of the relating assets.
(b)	Difference being amortized over two years, representing the average customer life.
(c)	The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations.
(d)	The intangible asset related to the concession is being amortized on a straight-line basis over approximately a period of 18 years, representing the remaining term of the license of Area 8 and the remaining term of the license of Area 7 which expire in 2008, plus one extension of 15 years.
(e)	The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO. Under Brazilian GAAP, TCP recorded goodwill amounting to R$2,134,824.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2005 and 2004:

	2005	2004
Purchase accounting on acquisition of TCO
Reversal of goodwill recorded under Brazilian GAAP	(1,373,556)	(1,765,532)
Intangible related to concession recorded in U.S. GAAP	1,407,876	1,407,876
Amortization of intangible related to concession	(272,013)	(195,398)
Property, plant and equipment fair value adjustment	69,895	69,895
Amortization of fair value of property, plant and equipment adjustment	(32,918)	(12,936)
Customer list intangible asset recorded in U.S. GAAP	321,995	321,995
Amortization of customer list	(262,704)	(142,714)
Debt fair value adjustment	5,125	5,125
Amortization of debt fair value adjustment	(3,846)	(2,936)
Goodwill recorded in U.S. GAAP	717,674	786,888
Deferred income tax	(320,625)	(409,633)

Total of the U.S. GAAP adjustments related to acquisition of TCO	256,903	62,630

e.	Pension and Other Post-retirement Benefits

TC and TCO participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by Fundação Sistel de Seguridade Social—SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. These companies also sponsor single-employer defined pension benefit plans (PBS-TCP and PBS-TCO) and single-employer defined contribution pension plans (TCO PREV and TCP PREV). Under the TCO PREV and TCP PREV Plans, besides the contributions to the plans, the companies are responsible for funding the risks of death and disability of the participants, and for some participants of the TCO PREV who have migrated from PBS-TCO are also granted some defined pension benefits. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions” were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, the liability to be recorded using actuarial calculations based on SFAS No. 87 differs from actuarial calculations under Brazilian GAAP. The U.S. GAAP liability exceeded the Brazilian GAAP estimated liability by R$3,316 and R$4,386 as of December 31, 2005 and 2004, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability. A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other postretirement plans liabilities is as follows:

	As of December 31, 2005			As of December 31, 2004
	U.S. GAAP	Brazilian GAAP	Accumulated difference	U.S. GAAP	Brazilian GAAP	Accumulated difference
PBS-TCP	2,309	—	2,309	2,785	—	2,785
PBS-TCO	(999)	—	(999)	(1,062)	—	(1,062)
TCP-PREV	997	—	997	1,117	—	1,117
TCO-PREV	1,492	—	1,492	1,904	—	1,904
PAMA	—	225	(225)	—	191	(191)
PAMA-TCO	—	258	(258)	—	167	(167)

Accrued pension/postretirement benefit	3,799	483	3,316	4,744	358	4,386

Reconciliation of pension and other postretirement benefit plans adjustment:

	Year ended December 31,
	2005	2004	2003
U.S. GAAP:
Net periodic pension cost under U.S. GAAP	945	(722)	(1,424)
Pension cost under Brazilian GAAP	(125)	2,829	(3,165)

Net reconciliation effect	1.070	(3,551)	1,741

f.	Interest Income (Expense)

Brazilian GAAP requires that interest be shown as part of operating income. Under U.S. GAAP interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

h.	Income Taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No. 109, “Accounting for Income Taxes”, except that under Brazilian GAAP, deferred tax assets are recorded by the amounts expected to be realized, whereas SFAS 109 requires deferred tax assets to be recognized in full, but reduced by a valuation allowance to an amount that is more likely than not to be realized.

As mentioned in Note 29, under Brazilian GAAP, the subsidiaries TCO IP and GT did not recognize deferred income tax and social contribution assets of R$1,037.9 and R$970.4, as of December 31, 2005 and 2004, respectively, due to the uncertainties involving their realization. For U.S. GAAP purposes, these amounts represent the valuation allowances that were required in each year.

This GAAP difference has no impact on net loss nor shareholders’ equity for all periods presented.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

i.	Loss per Share

Under Brazilian GAAP, net loss per share is calculated based on the number of shares outstanding at the balance sheet date.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. At December 31, 2005, 2004 and 2003, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring described in Note 21. The number of shares issuable was computed considering the balance of the special goodwill reserve (R$693,678 in 2005 and R$990,169 in 2004 and 2003). However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for the periods presented as their effect would have been anti-dilutive.

For the year ended December 31, 2005, the Company adopted Emerging Issues Task Force—EITF No. 03-6, “Participating Securities and the Two-class” Method under FASB Statement No. 128.” Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Prior period earnings per share amounts presented for comparative purposes were restated to conform to the current year presentation.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

For the periods presented below, the weighted average number of shares outstanding reflect the effect of the reverse stock split described in Note 21. The computation of basic and diluted loss per share is as follows:

	At December 31, 2005		At December 31, 2004		At December 31, 2003
	Common	Preferred	Common	Preferred	Common	Preferred
	(in thousands, except per share data and percentages)
Basic numerator
Basic allocated undistributed dividends	(596,757)	—	(500,711)	—	(98,750)	—
Allocated net income available for common and preferred shareholders	(596,757)	—	(500,711)	—	(98,750)	—
Basic denominator
Weighted average shares outstanding	232,737,408	410,109,272	163,753,546	304,960,195	163,753,546	304,960,195
Loss per share—basic	(2.56)	—	(3.06)	—	(0.60)	—
		—
Diluted numerator
Diluted allocated undistributed earnings	(596,757)	—	(500,711)	—	(98,750)	—
Allocated net income available for common and preferred shareholders	(596,757)	—	(500,711)	—	(98,750)	—
Diluted denominator:
Weight average shares outstanding	232,737,408	410,109,272	163,753,546	304,960,195	163,753,546	304,960,195
Loss per share—diluted	(2.56)	—	(3.06)	—	(0.60)	—

The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For all periods presented, the Company did not pay dividends for both preferred and common shares.

j.	Permanent Assets

Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies until December 31, 1995. Under U.S. GAAP the assets in this classification would be non-current assets and property, plant and equipment.

Under Brazilian GAAP, gains and losses on disposals of permanent assets are classified as non-operating results. Under U.S. GAAP, these items are recorded in operating results.

k.	Leases

The Company has leased certain computer hardware and software under non-cancelable lease. Under Brazilian GAAP, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, Accounting for Leases. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

l.	Valuation of Long-lived Assets and Goodwill

Under Brazilian Corporate Law Method, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated the respective asset is not sufficient to cover its book value. Under GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

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

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP relating to the TCO reporting unit on December 31, 2004 and determined that the recognition of an impairment loss was not required. The fair value of this reporting unit was estimated using the present value of future cash flows.

The changes in the carrying amount of goodwill for the year ended December 31, 2005 and 2004 are as follows:

	TCO Reporting Unit 2005	TCO Reporting Unit 2004
Balance at January 1	786,888	831,052
Reduction of goodwill for tax benefits recognized	(69,214)	(44,164)

Balance at December 31	717,674	786,888

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

m.	Fistel fee

Under Brazilian Corporate Law, the Fistel (Telecommunication Inspection Fund) fee assessed on each activation of a new cellular line is deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of income. Therefore, the deferred Fistel taxes on activation fees at December 31, 2005, 2004 and 2003 is being adjusted in the reconciliation of the income differences between Brazilian GAAP and US GAAP.

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

i.	Prepaid services

Under Brazilian GAAP, until 2002 revenues related to prepaid services were recognized when collected and, based on past gross margins experienced in providing such services, the related costs to be incurred were accrued for concurrently with the recognition of revenue. As from January 1, 2003, the Company prospectively changed its accounting policy to defer revenue related to prepaid service and amortize the revenue based on subscriber airtime usage. Under U.S. GAAP, prepaid service revenue is deferred and amortized based on subscriber airtime usage. The related accrual for the cost of future service is fully reversed under U.S. GAAP and will be recognized in income as customers use airtime and the related costs are incurred. For the year ended December 31, 2004, a measurement difference between BR GAAP and U.S. GAAP no longer exists.

ii.	Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net loss nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$154,772, R$173,165 and R$182,964 for 2005, 2004 and 2003, respectively.

iii.	Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net loss nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$1,940,487, R$1,774,049 and R$1,333,912 and for 2005, 2004 and 2003, respectively, for U.S. GAAP as compared to amounts reported under Brazilian GAAP.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

iv.	Deferred revenue sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net loss nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$885,899, R$760,677 and R$1,524,932 at December 31, 2005, 2004 and 2003, respectively. The impact of this difference on the USGAAP was to decrease both net revenues and cost of services and goods by R$125,223 at December 31, 2005 and to increase both net revenues and cost of services and goods by R$764,255 and R$198,603 at December 31, 2004 and 2003, respectively.

v.	Prepaid handset installment plan

The Company markets certain of its handsets in connection with a prepaid service program took place in 1999 and 2000 and allowed for the payment of the handset in installments. A portion of any future purchases of minutes is allocated as an installment payment based on published pricing. Under Brazilian GAAP, the Company records an amount of future handset revenue under the installment program at the date of sale based on an estimate of future minute purchases. Under U.S. GAAP, this revenue is not recognized until such future purchases are made. For the year ended December 31, 2004, a measurement difference between BR GAAP and U.S. GAAP no longer exists.

vi.	Sales of handsets with minute rebates

During 2003, the Company implemented a corporate client plan that gives a free phone to users that sign a long-term contract with a fixed amount of minutes. Under Brazilian GAAP, the Company recognizes the transfer of the handset as a sale based on the fair value of the handset at the beginning of the contract period. Under U.S. GAAP, the Company does not record the transfer of the handset as a sale; the cost of the handset is recorded as an expense at the beginning of the contract. In 2004, this plan was discontinued.

vii.	Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

o.	Derivative Financial Instruments

As mentioned in Note 30 the Company and its Subsidiaries have entered into foreign currency swap contracts at various exchange rates, in the notional amount of US$ 1,164.0 million, JPY 22,409.6 million and

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

€2.5 million at December 31, 2005 (US$1,057.2 million, JPY 6,827.4 million and € 25,1 million at December 31, 2004). Under Brazilian GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

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

The Company has designated certain swap contracts that relate to transactions in which a fixed-rate, foreign currency-denominated loan is converted into a variable-rate, functional currency-denominated loan as fair value hedges. The Company had R$ 2,232.8 million (US$ 764.0 million and JPY 22,409.6 million) as of December 31, 2005, and R$ 1,912.9 million (US$ 653.9 million and JPY6,827.4 million) as of December 31, 2004, of notional value swap contracts with a fair value of R$ 2,315.8 million as of December 31, 2005 (R$ 1,998.1 million as of December 31, 2004) designated as fair value hedges of a portion of the Company´s foreign currency denominated debt. The Company is hedging the related foreign currency (U.S. dollar) and interest rate risk associated with such indebtedness. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e. at least quarterly). Since theses derivative contracts qualify for hedge accounting under U.S. GAAP, the hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS No. 133. At December 31, 2005 and 2004, the value of the Company’s debt subject to these accounting hedges is higher than their respective book values by R$ 12.5 million and R$ 32.2 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of loss as part of financial expense, net for the year ended December 31, 2005 and 2004. Ineffectiveness, amounting to R$17.8 for the year ended December 31, 2005, was included in current earnings. For the years ended December 31, 2004 and 2003, ineffectiveness was immaterial. Consequently, these derivative instruments have been highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged. The U.S. GAAP adjustment reflects the difference between the recorded value of the related derivative contracts and the related debt under Brazilian GAAP and their fair values under U.S. GAAP. The Company’s remaining derivative contracts for the periods presented have not been accounted for using hedge accounting. Consequently, these derivative contracts are recorded at fair value at December 31, 2005 and December 31, 2004.

p.	License acquisition costs

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to Brazilian GAAP. Under U.S. GAAP the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interests accrued in 1998. This difference is being amortized over the license period.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Additionally, GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to Brazilian GAAP. Under U.S. GAAP such amortization was reversed and the amortization period starts on the start-up date, January 1st, 1999, the date that GT began to operate.

For Brazilian GAAP purposes, the amortization period of the concession (license) for the Band B Company, Norte Brasil Telecom S.A. (NBT) is 30 years in 2000, which included an additional 15 years assuming renewal by Anatel. For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of concession. In 2001, NBT changed the amortization period to 15 years with the aim of conforming Brazilian GAAP treatment to U.S. GAAP treatment.

q.	Deferred assets

GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by Brazilian GAAP. Under U.S. GAAP, these costs are recorded as expenses when incurred.

r.	Advance to affiliate

In January 2002, TCO made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit contributed by BID S.A. to TCO relating to the goodwill paid by BID S.A. for TCO´s shares. With this transaction, TCO relieved itself of the obligation to issue the corresponding shares to BID S.A. in the future. On December 2004, such balance of advance payment was R$15,584. Under Brazilian GAAP, the amount of R$15,584 was recorded as an advance to affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholders. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

In 2005, this advance was reverted from to capital reserve in TCO, as a special goodwill reserve.

t.	Items posted directly to shareholders’ equity

Under Brazilian GAAP various items are posted directly to shareholder’s equity, which under U.S. GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP, be made directly to the consolidated statements of income, the adjustment is included in the reconciliation of the income differences between US and Brazilian GAAP. Tax incentives and donations are adjusted in the Company’s financial statements for U.S. GAAP purposes.

u.	Deferred 2005 restructuring costs

The Company commenced a restructuring process in the end of 2005 that will result in the exchange of shares of the Company for shares held by minority shareholders outside of companies controlled by Brasilcel N.V. The Company incurred certain costs directly related to the exchange of shares with minority shareholders in the restructuring that were expensed during the year ended December 31, 2005 under Brazilian GAAP. Under U.S. GAAP, pursuant to SFAS No. 141, the costs of registering and issuing equity securities is recognized as a reduction of the otherwise determinable fair value of the securities and the direct costs including “out-of-pocket” or incremental costs directly related to an acquisition of minority interest, such as fees paid to outside consultants for accounting, legal issues and for appraisals are included as part of the acquisition cost. Therefore, the amounts related to direct costs incurred to the registering and issuing of equity securities and the acquisition of minority interest was deferred as of December 31, 2005 under U.S. GAAP.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the Net Loss differences between Brazilian GAAP and U.S. GAAP:

	2005	2004	2003
Brazilian GAAP net loss of the year	(909,246)	(490,144)	(640,234)
Add (deduct):
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(10,664)	(18,046)	(37,959)
Loss on disposal of assets monetarily restated in 1996 and 1997	(844)	(5,874)	(410)
Capitalized interest	17,671	31,962	11,753
Amortization of capitalized interest	1,069	(2,886)	(3,974)
Deferred 2005 restructuring costs	19,950	—	—
Revenue Recognition of prepaid services	—	—	60,485
Prepaid installment plan revenue	—	—	15,503
Sales of handset with minute rebates	—	16,244	(16,244)
Pension and other post retirement benefits	1,070	(3,551)	1,741

Exchange of shares for minority interest:
Depreciation effect from reduction of fixed assets	9,543	9,583	13,037
Amortization of concession	(3,482)	(2,723)	(1,474)
FISTEL fees	22,866	(54,199)	(18,766)
Difference in criteria for capital leases	(6,224)	9,227	25,672
Derivative contracts	(13,097)	61,561	755,203
Amortization of license acquisition costs	(6,159)	(5,819)	(4,095)
Advance to affiliate	15,584	28,877	(2,916)
Amortization of deferred assets	35,863	36,879	34,759
Donations	248	(848)	—

Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	484,132	274,286	95,071
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP	(45,681)	(29,148)	—
Depreciation of fixed assets	(6,746)	2,470	11,067
Amortization of customer list	(119,990)	(115,134)	(59,151)
Amortization of intangible related to concession	(168,749)	(207,082)	(172,584)
Additional interest expense on purchase price allocation of debt	(1,806)	(1,893)	(2,852)
Tax incentives	7,887	—	—
Free minutes given in connection with sales of handsets	11,401	(49,043)
Deferred tax effect on the above adjustments	87,850	26,679	(161,801)
Minority interest on the above adjustments	(19,203)	(12,089)	(581)

U.S. GAAP net loss for the year	(596,757)	(500,711)	(98,750)

Loss per share in accordance with U.S. GAAP
Common shares—Basic and diluted	(2.56)	(3.06)	(0.60)
Weighted average common shares—Basic and diluted	232,737,408	163,753,546	163,753,546

Preferred shares—Basic and diluted	—	—	—
Weighted average preferred shares—Basic and diluted	410,109,272	304,960,195	304,960,195

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

As described in Note “i”, under EITF No. 03-06, net losses have not been allocated to preferred shares in the loss per share calculation since preferred shareholders have a liquidation preference over common shareholders. Additionally, as described in Note “i”, loss per share and share amounts have been retroactively restated to reflect the reverse stock split described in Note “i”.

Reconciliation of the Shareholders’ Equity differences between Brazilian GAAP and U.S. GAAP:

	2005	2004	2003
Brazilian GAAP shareholders’ equity	4,015,189	2,907,381	3,393,161
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997, net	9,448	20,956	44,876
Capitalized interest	104,971	87,300	55,338
Amortization of capitalized interest	(8,737)	(9,806)	(6,920)
Deferred 2005 restructuring costs	19,950	—	—
Free minutes given in connection with sales of handsets	(37,642)	(49,043)	—
Sales of handsets with minute rebates	—	—	(16,244)
Pension and other post-retirement benefits	(3,316)	(4,386)	(835)
Exchange of shares for minority interest:
Adjustment to fixed assets	(98,713)	(98,713)	(98,714)
Accumulated depreciation	76,581	67,038	57,455
Adjustment to concession	68,621	68,621	38,336
Amortization of concession	(9,468)	(5,986)	(3,263)
FISTEL fees	(80,556)	(103,422)	(49,223)
Value of fixed assets net of depreciation—capital leases	28,466	35,331	42,196
Capital Lease obligations	—	(641)	(16,733)
Derivative contracts	(78,088)	(64,991)	(126,552)
Interest capitalized on license acquisition costs	42,006	42,006	42,006
Accumulated amortization of license acquisition costs	(29)	6,130	11,949
Deferred assets, net of accumulated amortization	(130,575)	(166,438)	(203,317)
Advance to affiliate	—	(15,584)	(44,461)
Donations	(11,709)	(859)	—
Acquisitions:
Acquisition of GT and Holdings	(37,680)	(50,042)	43,179
Acquisition of TCO	256,903	62,630	(5,079)
Deferred taxes on the above adjustments	32,879	10,504	54,651
Minority interest on the above adjustments	(19,603)	(2,339)	20,189

U.S. GAAP shareholders’ equity	4,138,898	2,735,647	3,231,995

Changes in the Consolidated Shareholders’ Equity under U. S. GAAP
Shareholders’ equity under U.S. GAAP as of beginning of the year	2,735,647	3,231,995	3,307,307

Capital increase	2,000,000	—	—
Goodwill reserve on acquisition of fractional shares	8	—	—
Taxes adjustments on special premium reserve	—	—	22,083
Expired dividends	—	4,363	1,355
Net loss	(596,757)	(500,711)	(98,750)

Shareholder’s’ equity under U.S. GAAP as of ending of the year	4,138,898	2,735,647	3,231,995

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

U.S. GAAP supplementary information—

	2005	2004	2003
Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP
Brazilian GAAP operating income (loss) as reported	(430,978)	219,622	(78,882)
Reversal of financial (income) expense, net	917,614	1,095,402	1,133,504

U.S. GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(10,664)	(18,046)	(37,959)
Loss on disposal of assets monetarily restated in 1996 and 1997	(844)	(5,874)	(410)
Amortization of capitalized interest	1,069	(2,886)	(3,974)
Amortization of license acquisition costs	(6,159)	(5,819)	(4,095)
Fixed assets—capital lease	—	—	8,694
Depreciation of capital lease	(6,865)	(6,865)	(7,297)
Fistel fee	22,866	(54,199)	(18,766)
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	9,543	9,583	13,037
Amortization of concession	(3,482)	(2,723)	(1,474)
Amortization of deferred assets	35,863	36,879	34,759
Amortization of donations	248	(848)	—
Pension and other postretirement benefits	1,070	(3,551)	1,741
Sales of handset with minute rebates	—	16,244	(16,244)
Revenue recognition of prepaid service	—	—	60,485
Prepaid installment plan revenue	—	—	15,503
Free minutes given in connection with sales of handsets	11,401	(49,043)	—
Advance to affiliate	15,584	28,877	(2,916)
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP.	484,132	274,286	95,071
Amortization of intangible related to concession	(168,749)	(207,082)	(172,584)
Depreciation of fixed assets	(6,746)	2,470	11,067
Amortization of customer list	(119,990)	(115,134)	(59,151)
Loss on permanent assets disposals	(34,481)	(45,865)	(18,694)
Provision for loss investments	(15,830)	—	—
Deferred 2005 restructuring costs	19,950	—	—

U.S. GAAP operating income	714,552	1,165,428	951,415

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

	2005	2004	2003
Reconciliation of net operating revenue and costs of services and goods sold under Brazilian GAAP to U.S. GAAP—
Brazilian GAAP net revenue	7,473,066	7,341,027	6,046,377
Reclassification to cost of services and goods Value-added and other sales taxes	1,940,487	1,774,049	1,333,912
Roaming charges	154,772	173,165	182,964
Deferred revenues on sales of handsets, net of amortization	(125,223)	764,255	198,603
U.S. GAAP adjustments
Deferred revenues on prepaid services	—	—	93,863
Free minutes given in connection with sales of handsets	11,401	(49,043)	—
Deferred revenues on prepaid installment sales plan	—	—	46,987
Deferred revenues on sales of handsets with minute rebates	—	16,244	(16,244)

U.S. GAAP net revenue	9,454,503	10,019,697	7,886,462

Brazilian GAAP cost of services and goods sold	(3,357,505)	(3,326,202)	(3,020,533)
Reclassification to cost of services and goods sold
Value-added and other sales taxes	(1,940,487)	(1,774,049)	(1,333,912)
Roaming charges	(154,772)	(173,165)	(182,964)
Deferred cost on handset sales, including taxes on sales, net of amortization during the year	125,223	(764,255)	(198,603)
Reclassification from selling expense
Rewards program expense	(14,347)	(5,163)	(9,555)
U.S. GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(10,664)	(18,046)	(37,959)
Amortization of capitalized interest	1,069	(2,886)	(3,974)
Amortization of license acquisition costs	(6,159)	(5,819)	(4,095)
Depreciation of capital lease	(6,865)	(6,865)	(7,297)
Fistel Fee	22,866	(54,199)	(18,766)
Deferred revenues on prepaid services	—	—	(33,378)
Deferred revenues on prepaid installment sales plan	—	—	(31,484)
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	9,543	9,583	13,037
Amortization of concession	(3,482)	(2,723)	(1,474)
Amortization of donations	248	(848)	—
Pension and other post-retirement benefits	1,070	(3,551)	1,741
Acquisitions:
Amortization of intangible related to concession	(168,749)	(207,082)	(172,584)
Depreciation of fixed assets	(6,746)	2,470	11,067
Amortization of customer list	(119,990)	(115,134)	(59,151)

U.S. GAAP cost of services and goods	(5,629,747)	(6,447,934)	(5,089,884)

U.S. GAAP gross profit	3,824,756	3,571,763	2,796,578

Supplementary balance sheet information U.S. GAAP:
Total assets	14,469,312	14,226,289	13,546,493

Current liabilities	4,428,778	5,641,371	6,308,030

Noncurrent liabilities	4,823,319	2,876,896	2,905,685

Net property, plant and equipment	6,075,346	5,649,653	4,738,316

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

37.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Pension and Other Postretirement Benefits

As described in Note 31 and 36e., the Company’s employees receive pension and postretirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a November 30 measurement date for the majority of its plans assets. Disclosures on the Company´s contributions to defined contribution and multiemployer plans are included in Note 30.

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

Change in benefit obligation

	2005	2004
Benefit obligation at beginning of year	52,704	47,671
Service cost	1,493	1,503
Interest cost	5,846	5,293
Actuarial (gain) loss	(3,946)	(417)
Benefits paid	(1,864)	(1,346)

Benefit obligation at end of year	54,233	52,704

Change in plan assets

	2005	2004
Fair value of plan assets at beginning of year	56,916	46,190
Actual return on plan assets	17,614	10,984
Actual contributions	720	1,088
Benefits paid	(1,864)	(1,346)

Fair value of plan assets at end of year	73,386	56,916

Reconciliation of funded status

	2005	2004
Funded status	(19,153)	(4,212)
Unrecognized net actuarial gains	28,241	14,825
Unrecognized net transition obligation	(5,289)	(5,867)

Net amount recognized	3,799	4,746

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

Amounts recognized in the statement of financial position of:

	2005	2004
Prepaid benefit cost	(999)	(1,061)
Accrued benefit cost	4,798	5,807

Net amount recognized	3,799	4,746

The accumulated benefit obligation for all defined benefit pension plans was R$53,515 and R$51,780 in 2005 and 2004, respectively.

Components of net periodic pension cost and other benefit cost

	2005	2004	2003
Service cost (net of employee contributions)	1,490	1,493	1,768
Interest cost on PBO	5,846	5,293	4,610
Expected return on assets	(7,772)	(5,411)	(5,245)
Amortization of initial transition obligation	578	578	577
Amortization of gains	(367)	(144)	(286)

Net periodic pension cost and other benefit cost	(225)	1,809	1,424

Assumptions:

	2005	2004	2003
Discount rate for determining projected benefit obligations	11.30%	11.30%	11.30%
Rate of increase in compensation levels	7.10%	7.10%	7.10%
Benefit adjustments	5.00%	5.00%	5.00%
Expected long-term rate of return on plan assets	12.89%	13.75%	11.83%
Inflation	5.00%	5.00%	5.00%

Plan assets

The Company’s weighted average pension plan asset allocations by asset category at the end of 2005 and 2004, and the target allocation for 2006, are as follows.

	Target Allocation for 2006	Percentage of Plan Assets at Year End
		2005	2004
Asset category
Equity securities	14.8%	17.5%	14.5%
Loans	1.9%	1.4%	1.4%
Fixed income	83.3%	81.1%	84.1%

Total	100.0%	100.0%	100.0%

The investment strategy for these pension plans is based on a long-term macroeconomic scenario, which takes into consideration the assumption of maximization of return commensurate to the risks of the several kinds of

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

investments (fixed income, equity securities and loans), according to limits of allocation imposed by Conselho Monetário Nacional Resolutions. The expected return on plan assets is average after-tax return of each asset category weighted by target allocations. Asset categories returns as based on long term macroeconomic scenarios.

A summary of the SISTEL multiemployer defined benefit pension plan (inactive employees pension plan-PBS-A) as of December 31, 2005 and 2004, which the Company and its subsidiaries participate is as follows:

Inactive employees pension plan—PBS-A

	2005	2004
Funded status:
Accumulated benefit obligation Vested	3,876,556	3,590,683

Projected benefit obligation	3,876,556	3,590,683
Fair value of plan assets	(5,021,828)	4,669,444

Funded status	(1,145,272)	(1,078,761)

A summary of the SISTEL multiemployer postretirement benefits plan (health care plan—PAMA), which the Company and its subsidiaries participate, is as follows:

Health Care Plan—PAMA

	2005	2004
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	25,865	17,094
Inactive participants	740,531	639,463

	766,396	656,557

Fair value of plan assets	539,250	491,809

Obligations in excess of plan assets	227,146	164,748

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Single-employer Amount
2006	2,419
2007	2,687
2008	2,855
2009	3,028
2010	3,198
Years 2011-2015	18,656

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

b.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2005			2004
	Concession	Software use rights	Customer list	Concession	Software use rights	Customer list
Gross	3,671,707	1,786,287	462,030	3,671,707	1,214,080	462,030
Accumulated amortization	(1,223,319)	(922,819)	(402,739)	(977,423)	(675,404)	(282,749)
Write-off	(89,533)	—	—	(89,533)	—	—

Net	2,358,855	863,468	59,291	2,604,751	538,676	179,281

Amortization expense	245,896	247,415	119,990	284,074	217,619	115,134

Amortization period	(a)	5 years	2 years	(a)	5 years	2 years

(a)	Amortized on a straight-line method over the concession period until April, 2013 for GT and until 2023 for TCO.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2006	660,038
2007	569,289
2008	423,899
2009	243,489
2010	243,489

c.	Capital Leases

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

2005
Property, Plant and Equipment:
Software	70,774
Less: accumulated amortization	(42,308)

28,466

There is no minimum payment to be disclosed since all the lease obligation were settled up to December 31, 2005.

d.	Concentration of Risks

Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

In conducting their business, Telesp Celular S.A. and Global Telecom are fully dependent upon the cellular telecommunications authorizations, granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

e.	Commitments (Unaudited)

Budgeted capital expenditure commitments for 2006 are approximately R$1,172.7 million. For 2005, the budgeted capital expenditure commitments were approximately R$1,306,0 million of which R$1,557.7 million was incurred during the year. Most of the 2005 capital expenditures was related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

f.	Segment information

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

Following is information on the Company’s reportable segments:

	As of and for the year ended December 31, 2005
	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	4,380,922	820,704	2,271,440	—	—	7,473,066
Operating income(loss)	255,153	(322,026)	222,260	(461,371)	(124,994)	(430,978)
Net income (loss)	130,853	(327,487)	57,849	(603,577)	(166,884)	(909,246)
Total assets	6,170,396	2,632,890	4,785,858	472,922	(275,333)	13,786,733

Following is information on the Company’s reportable segments:

	As of and for the years ended December 31, 2004
	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	4,329,088	801,513	2,210,426	—	—	7,341,027
Operating income (loss)	607,126	(177,296)	527,758	(277,889)	(460,077)	219,622
Net income (loss)	461,685	(180,348)	291,307	(734,476)	(328,312)	(490,144)
Total assets	6,107,360	2,869,607	4,924,746	461,665	(223,979)	14,139,399

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian reais, unless otherwise indicated)

	For the years ended December 31, 2003
	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	3,993,247	669,048	1,390,937	—	(6,855)	6,046,377
Operating income (loss)	681,540	(435,234)	355,386	(545,119)	(135,455)	(78,882)
Net income (loss)	495,172	(436,020)	233,133	(680,619)	(251,900)	(640,234)

g.	New accounting pronouncements

In March 2004, the Emerging Issues Task Force of the FASB reached a consensus on EITF 03-06 (Participating Securities and the Two-Class Method under FASB Statement No. 128) that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior years must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 has been adopted in 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for the year ended December 31, 2005 for calendar year companies. Company is currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

* * * * * * * * * * *