Form 20-F
period 2006-12-31
Vivo Participacoes S.A.
filed 2007-05-03
CIK 1071337

As filed with the Securities and Exchange Commission on May 3, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from ____________ to ___________

Commission File Number: 001-14493

Vivo Participações S.A.
(Exact name of Registrant as Specified in its Charter)

Vivo Holding Company
(Translation of Registrant's Name into English)

The Federative Republic of Brazil
(Jurisdiction of Incorporation or Organization)

Av. Doutor Chucri Zaidan 860, 04583-110
São Paulo, SP, Brazil
(Address of Principal Executive Offices)
____________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Preferred Shares, without par value	New York Stock Exchange *
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1 preferred share	New York Stock Exchange
________________________________________
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

The number of outstanding shares of each class as of December 31, 2006:

Title of Class	Number of Shares Outstanding

Common Stock	524,931,665
Preferred Stock	917,186,080

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                   No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Large accelerated filer                    Accelerated filer                  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                   No

INTRODUCTION

All references in this annual report to:

  “1xRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1x technology, which pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) technology;

  “ADRs” are to the American Depositary Receipts evidencing our ADSs;

  “ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred stock;

  “AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

  “ANATEL” are to Agência Nacional de Telecomunicações — ANATEL, the Brazilian telecommunication regulatory agency;

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

  “Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiary, formerly Vivo subsidiaries prior to our corporate restructuring;

  “Commission” are to the U.S. Securities and Exchange Commission;

  “Corporate Restructuring” are to the restructuring of our operating subsidiaries described in “Item 4.— Information on the Company—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”;

  “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

  “Federal District” are to the federal district of Brasilia, the capital of Brazil;

  “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

  “Global Telecom” and “GT” are to Global Telecom S.A., formerly a Vivo subsidiary prior to our corporate restructuring;

  “GSM” are to the Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range;

  “Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers;

  “NYSE” are to the New York Stock Exchange;

  “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

  “SMC” are to Serviço Móvel Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by ANATEL to provide mobile service in a specific frequency range;

i

  “SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range;

  “SMS” are to text messaging services for wireless devices, which allow customers to send and receive alphanumerical messages;

  “TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

  “TCO” are to Tele Centro Oeste Celular Participações, which includes TCO’s B-Band subsidiary and NBT, formerly Vivo subsidiaries prior to our corporate restructuring;

  “TCP” are to Telesp Celular Participações S.A., our predecessor company;

  “TLE” are toTele Leste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to our corporate restructuring;

  “TSD” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to our corporate restructuring;

  “Telebrás” are to Telecomunicações Brasileiras S.A.—Telebrás;

  “Telesp Celular” and “TC” are to Telesp Celular S.A., formerly a Vivo subsidiary prior to our corporate restructuring;

  “The Merger” are to the merger of the Vivo Companies as discussed in “Item 4.—Information on the Company—Our History and Development—Merger of the Vivo Companies”;

  “US$,” “dollars” or “U.S. dollars” are to United States dollars;

  “Vivo,” “the Company,” “we,” “our” and “us” are to Vivo Participações S.A. (formerly Telesp Celular Participações S.A.) and its consolidated subsidiary (unless the context otherwise requires);

  “Vivo brand” are to the brand used in Brazil in the operations of the Vivo Companies, which together constitute the assets of the Brasilcel joint venture between Portugal Telecom and Telefónica;

  “Vivo Companies” are to Vivo, TCO, TLE, TSD, and Celular CRT, collectively;

  “Vivo S.A.” are to Vivo S.A., a wholly owned subsidiary of Vivo, that since the Restructuring has conducted all of our operators including SMP operators in the following areas:

•	“Areas 1 and 2,” the state of São Paulo (operations previously provided by Telesp Celular S.A.);

•	“Area 3,” the states of Rio de Janeiro and Espírito Santo (operations previously provided by Telerj Celular S.A., or Telerj, and Telest Celular S.A., or Telest);

•	“Area 5,” the states of Paraná and Santa Catarina (operations previously provided by Global Telecom);

•	“Area 6,” the state of Rio Grande do Sul (operations previously provided by Celular CRT);

•
“Areas 7 and 8,” the central western and northern regions, including the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amapá, Amazonas, Maranhão, Para and Roraima and in the Distrito Federal (operations previously provided by Telegoias Celular S.A., or Telegoias, Telemat Celular S.A., or Telemat, Telems Celular S.A., or Telems, Teleron Celular S.A., or Teleron, Teleacre Celular S.A., or Teleacre, Norte Brasil Telecom S.A., or NBT and TCO); and

•	“Area 9,” the states Bahia and Sergipe (operations previously provided by Telebahia Celular S.A., or Telebahia, and Telergipe Celular S.A., or Telergipe); and

  “WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ wireless devices.

  “wireless devices” are to the wireless appliances that we sell, including cellular handsets, wireless handled devices and wireless broadband cards.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 and our combined financial statements as of December 31, 2005, and for the two years in the period ended December 31, 2005, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian GAAP Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 37 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

     As described in Note 1 to our financial statements, in February 2006, an extraordinary shareholders’ meeting approved the merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRT”) into the Company through exchange of shares and the acquisition of the minority interest in Tele Centro-Oeste Celular Participações S.A. (“TCO”) by exchanging shares of the Company for the shares held by minority shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company (the “Merger”). See “Item 4.—Information on the Company— Our History and Development—Merger of the Vivo Companies.”

     Since the Company was under common control with TSD, TLE and CRT for all periods presented after December 2002 and prior to the above restructuring, financial information combining the historical operations of these entities has been presented for the years ended December 31, 2005, 2004 and 2003. In the combined financial information, all inter-company transactions have been eliminated. The acquisitions of minority interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the financial statements have been consolidated as from January 1st,2006 as described in the protocol of Merger. The combined financial statements have been presented supplementally for the purposes of this annual report in our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 and are not required for statutory reporting purposes in Brazil.

FORWARD LOOKING STATEMENTS

     Certain sections in this annual report, principally in “Item 3.D.—Key Information—Risk Factors,” “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects,” contain information that is forward-looking, including but not limited to:

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

  quantitative and qualitative disclosures about market risks;

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

  inflation, interest rate and exchange rate risks;

  the Brazilian government’s telecommunications policy; and

  the adverse determination of disputes under litigation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial data as of December 31, 2006 and 2005 and for the three year in the period ended December 31, 2006 included in this annual report have been derived from our audited consolidated and combined financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes.

     As described in Note 1 to our financial statements, in February 2006, an extraordinary shareholders’ meeting approved the merger of TSD, TLE and Celular CRT into the Company through exchange of shares and the acquisition of the minority interest in TCO by exchanging shares of the Company for the shares held by minority shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company (the “Merger”). See “Item 4.—Information on the Company—Merger of the Vivo Companies.”

     Since the Company was under common control with TSD, TLE and CRT for all periods presented after December 2002 and prior to the above restructuring, financial information combining the historical operations of these entities has been presented for the years ended December 31, 2005, 2004 and 2003. In the combined financial information, all inter-company transactions have been eliminated. The acquisitions of minority interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the financial statements have been consolidated as from January 1, 2006 as decribed in the protocol of Merger. The combined financial statements have been presented supplementally for the purposes of this annual report in our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 and are not required for statutory reporting purposes in Brazil.

     Our consolidated and combined financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See note 37 to our financial statements for a summary of (i) the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, (ii) a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2006 and 2005, and (iii) our net income for the year ended December 31, 2006 and net loss for the years ended December 31, 2005 and 2004.

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5.—Operating and Financial Review and Prospects.”

	Year ended December 31,

	Consolidated	Combined

	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)

	(in millions of reais, except per share data)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	10,936.7	11,253.8	10,929.4	9,393.5	3,415.0
Cost of services and goods sold	(5,564.2)	(5,337.3)	(5,338.1)	(4,836.1)	(1,739.4)
Gross profit	5,372.5	5,916.5	5,591.3	4,557.4	1,675.6
Operating expenses:
Selling expenses	(3,787.5)	(3,744.5)	(2,833.0)	(1,968.7)	(526.9)
General and administrative expenses	(1,112.2)	(1,033.3)	(959.2)	(924.4)	(343.2)
Other net operating expenses	(270.6)	(360.1)	(129.2)	(138.7)	(39.8)
Operating income before equity in losses of unconsolidated subsidiary and	202.2	778.6	1,669.9	1,525.6	765.7
net financial expenses
Equity in losses of unconsolidated subsidiary	—	—	—	—	(890.7)
Net financial expenses	(748.0)	(913.1)	(1,088.5)	(1,161.1)	(808.4)
Operating income (loss)	(545.8)	(134.5)	581.4	364.5	(933.4)
Net non-operating income (expenses)	(289.0)	(96.5)	(60.9)	(36.1)	10.0
Extraordinary item		—	—	—	(170.8)
Income (loss) before income taxes and minority interests	(834.8)	(231.0)	520.5	328.4	(1,094.2)
Income taxes	859.1	(363.0)	(438.5)	(407.8)	(46.5)
Minority interests	(8.0)	(173.5)	(480.9)	(347.6)	—
Net income (loss)	16.3	(767.5)	(398.9)	(427.0)	(1,140.7)
Net income (loss) per share (R$)	0.0113	(0.6919)	(0.1765)	(0.2065)	(0.00097)
Dividends declared per thousand preferred shares (R$)	0.018	0.037	0.058	0.056	—
Dividends declared per thousand common Shares (R$)	—	0.047	0.083	0.079	—
U.S. GAAP
Net operating revenue	14,152.3	14,407.8	14,856.5	12,159.0	4,575.0
Operating (loss) income	(183.2)	929.7	1,368.5	1,345.5	328.8
Net financial expenses	(666.3)	(914.7)	(992.9)	(138.4)	(1,149.6)
Equity in losses of unconsolidated subsidiaries	—	—	—	—-	(759.1)
Net non-operating income (expenses)	(11.6)	(14.8)	(12.0)	(35.2)	9.8
Income (loss) before income taxes, minority interests	(861.1)	0.2	363.6	1,171.9	(1,570.1)
Income taxes and minority interest	400.6	(494.4)	(852.6)	(1,034.0)	74.4
Net income (loss)	(460.5)	(494.2)	(489.0)	137.9	(1,495.7)
Basic and diluted net income (loss) per share — common (R$)	(0.99)	(1.19)	(1.43)	0.15	(15.58)
Basic and diluted net income (loss) per share — preferred (R$)	0.02	0.05	0.08	0.15	(15.58)
Weighted average common shares outstanding (2)	481,267,468	443,996,716	371,686,879	335,446,441	163,753,546
Weighted average preferred shares outstanding (2)	841,340,834	637,776,690	532,574,385	487,069,335	178,807,226

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	Consolidated	Combined

	(in millions of reais)
Cash Flow Data:
Cash flows from operating activities	3,100.8	2,302.2	2,068.4
Cash flows from investing activities	(1,922.4)	(2,361.2)	(2,773.8)
Cash flows from financing activities	(1,458.4)	(373.1)	732.6

	As of December 31,

	Consolidated	Combined

	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)

		(in millions of reais, except for per share data)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	6,445.5	6,683.2	6,477.5	6,323.1	2,497.2
Total assets	17,542.1	19,259.3	19,803.0	18,977.0	9,654.4
Loans and financing	4,500.4	5,652.8	5,595.5	7,124.0	4,460.8
Shareholders’ equity	8,371.7	7,047.5	5,830.9	5,967.1	4,010.0
Capital Stock	6,347.8	8,232.4	5,828.9	5,615.8	4,373.7
Number of shares as adjusted to reflect changes in capital	1,437,623	1,109,225	2,259,465,452	2,066,942,500	1,171,784,352
U.S. GAAP
Property, plant and equipment, net	6,626.2	6,784.7	6,621.4	7,105.2	2,794.5
Total assets	18,392.5	20,367.1	20,092.6	19,148.7	10,202.0
Total liabilities	9,210.4	11,294.7	10,799.5	11,383.2	6,894.7
Shareholders’ equity	9,126.2	7,165.6	5,685.9	5,904.8	3,307.3
Capital stock	6,325.6	8,232.4	5,828.9	5,615.8	4,373.7
Number of shares as adjusted to reflect changes in capital	1,437,623	1,109,225	903,786	826,777	468,714
________________________________________
(1)
The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated financial information of TSD, TLE and CRT as from January 1, 2006. The financial information presented for the 2005, 2004 and 2003 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since these companies were under common control with Vivo for these periods. The financial information presented for the 2002 fiscal year represents information from TCP’s financial statements.

(2)
As a result of the corporate restructuring in January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangibles related to concession that was transferred in the Merger. The number of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are included for the purpose of calculating diluted earnings per share for the years ended December 31, 2002 , 2003, 2004, 2005 and 2006. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for all periods presented as their effect would have been anti-dilutive. As described in Note 37 (j) to the Company’s financial statements for the year ended December 31, 2006, the Company adopted Emerging Issues Task Force—EITF No. 03.6, “Participating Securities and the “Two-Class” Method under FASB Statement No. 128.” Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Prior period earnings per share amounts presented for comparative purposes were restated to conform to the current year presentation. Additionally, loss per share and share amounts for all periods retroactively reflect the effect of the reverse stock split described in Note 22 to the Company’s financial statements.

Exchange Rates

Before March 14, 2005, there were two principal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

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

     Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political instability or other factors. In light of these factors, we cannot predict that the real will not depreciate or appreciate in value in relation to the U.S. dollar substantially in the future. In addition, exchange rate fluctuations may also affect our financial condition. For more information on these risks, see “—Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$

	Low	High	Average(1)	Year-End

Year ended December 31,
2002	2.271	3.955	2.931	3.533
2003	2.822	3.662	3.071	2.889
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.434	2.341
2006	2.089	2.301	2.168	2.138
________________________________________
Source: Central Bank of Brazil, PTAX.
(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$

	Low	High

Month Ended
October 31, 2006	2.133	2.168
November 30, 2006	2.135	2.187
December 31, 2006	2.138	2.169
January 31, 2007	2.125	2.156
February 28, 2007	2.077	2.118
March 30, 2007	2.050	2.139
________________________________________
Source: Central Bank of Brazil, PTAX.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the trading price of the ADSs could decline.

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

  currency fluctuations;

  exchange control policies;

  internal economic growth;

  inflation;

  price instability;

  energy policy;

  interest rates;

  liquidity of domestic capital and lending markets;

  tax policies (including reforms currently under discussion in the Brazilian Congress); and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty as to future government policies may contribute to an increase in the volatility of the Brazilian securities markets and securities issued abroad by Brazilian companies. The Brazilian economy grew 2.9% in 2006, 2.3% in 2005 and 4.9% in 2004. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail. We cannot predict Brazil’s monetary, tax, social security and other policies, nor if such policies will cause an adverse impact on the economy and to our business and results of operations or the market price of our preferred shares and ADSs.

     Tax reforms may affect our prices.

     The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiary to us and on our revenues and operating results.

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

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2006, the general price index, or the IGP-DI (the Índice Geral de Preços — Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 3.8%, compared to 1.22% in 2005 and 12.13% in 2004.

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

     The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated by 34.3% and 22.3% against the U.S. dollar in 2002 and 2003, respectively. In 2004 and 2005, the real appreciated against the U.S. dollar by 8.8% and 11.8%, respectively, and in 2006 the real appreciated by 8.7% against the U.S. dollar.

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

     Devaluation of the real relative to the U.S. dollar may increase the cost of our indebtedness in foreign currency. It would also reduce the U.S. dollar value of our revenues and distribution of dividends. As of December 31, 2006, Vivo had R$4.5 billion in consolidated total debt, of which approximately 59.0% was denominated in foreign currencies, such as the U.S. dollar, Japanese yen and the UMBNDES (an index of several currencies predominantly influenced by the U.S. dollar). Significant costs relating to our network infrastructure and wireless device costs are payable or linked to payment by us in U.S. dollars. At the same time, while our foreign currency debt obligations were covered by derivative contracts as of December 31, 2005, and we may derive income from these and other derivative transactions, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, Japanese yen and UMBNDES, our debt becomes more expensive to service and it becomes more costly for us to acquire the technology and the goods that are necessary to operate our business. Although we currently hedge our foreign currency debt, we may decide to change our hedging policy in the future. In addition, when the value of the real increases relative to the U.S. dollar, Japanese yen and UMBNDES, the decrease in the cost of servicing our debt is offset by our losses on the derivatives associated with it. See “Item 3.—Key Information—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     Fluctuations in interest rates may have an adverse effect on our business and on the market price of our preferred shares and ADSs.

     Between February and July 2002, the Central Bank reduced the basic interest rate from 19% to 18%. Between October 2002 and February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% . In June 2003, the Central Bank started again reducing the basic interest rate. As of December 31, 2006, the basic interest rate is 13.3% . As of December 31, 2006, Vivo’s total indebtedness was R$4,500.4 million. Approximately 41.0% of such indebtedness is denominated in reais and mostly pegged to the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. All other debt was denominated in foreign currencies and fully covered by derivative contracts so that the final cost of the debt and the associated derivative is the CDI rate. As a consequence, an increase in the CDI interest rates and inflation indexes would increase the costs of our debt, which could adversely affect the market’s perception of the value of our shares.

     Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt.

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazilian foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil’s debt service burden relative to the economy as a whole and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency-denominated obligations.

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

Risks Relating to the Brazilian Telecommunications Industry and Us

     Extensive government regulation of the telecommunications industry may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure.

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

     Under the SMP regime, we no longer receive payment from our customers for outbound long-distance traffic and instead receive payment for the use of our network in accordance with a network usage payment plan, which includes outbound long distance calls. However, the interconnection fees that we receive from long-distance operators may not compensate us for the revenues that we would have received from our customers for outbound long-distance traffic. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate their interconnection charges. Now, free negotiation is the rule, subject to ANATEL regulations relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in mobile operators’ fees). ANATEL approved that provisional agreement and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, or VC-2, VC-3, and international, among the same operators that had made the VC-1 agreement in July 2005. ANATEL is currently studying a new model to determine reference costs for use of mobile networks – RVU-M – by SMP providers who have significant market power. These values will be used in arbitration cases involving VU-M’s value by ANATEL and is expected to be completed by mid-2007. The free negotiation of the mobile call termination fees (VU-M) continued on 2006, but because mobile and fixed operators did not agree on a new collective agreement for tariff readjustments in 2006. Therefore, the 2005 provisional agreement between the local fixed concessionaires and the mobile operators remains in effect while new attempts at negotiation are in progress.

     While a provisional agreement has been reached concerning a new VU-M value, all the mobile and fixed operators requested in early 2005 for ANATEL to arbitrate the definitive value of the mobile termination fee. During this process, ANATEL has recommended that the operators hire a consulting company to conduct a study to determine the new VU-M value. The mobile and fixed operators presented all necessary documents in 2006 during the arbitration process and are currently awaiting a decision from the Brazilian Regulatory Authority.

     Under Resolution 438, published in July 2006, the free negotiation of the cost of use of mobile networks — VU-M — was maintained. However, in the arbitration by ANATEL, while the cost model is not implemented, ANATEL will decide the new value of VU-M by reference to the existing ratio (as of January 1, 2006), between the value of VU-M and the value of VC-1. In addition, under the ANATEL rules, the retail rates charged to customers for local fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the local fixed and mobile terminations.

     Under Resolution 438, ANATEL also eliminated the partial “Bill & Keep” rule for network usage between SMP networks. The applicable rule is now “full billing,” where the SMP operator pays the entire call termination fee of the other mobile network. The rule of the partial “Bill & Keep” had been maintained by the SMP and SME (trunking) networks. Before “full billing,” an SMP operator used to pay for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage.

     We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change will have an adverse effect on our results of operations.

     If the inflation adjustment index now applied to our prices is changed, the new index may not be adequate.

     The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. Starting in 2007, we expect the Brazilian government to begin regulating the telecommunications industry based on an economic model (FAC, or “Fully Allocated Costs”) that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government will use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), possibly starting in 2008. Under Resolution 438, after the economic model is implemented, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the value of VU-M. The inflation adjustment of the RVU-M value will use the IST index. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

     ANATEL’s proposal regarding the consolidation of prices could have an adverse effect on our results.

     ANATEL has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results. The following regulations on interconnection rules have been promulgated: the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”); the Regulation of Separation and Allocation of Costs (Resolution number 396/2005); the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”) and the new Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006). The regulations that may adversely affect our results are (1) the new negotiation rules for VU-M prices by which ANATEL would have a role in determining the reference cost for use of mobile networks (RVU-M) by SMP providers who have significant market power, which will be used in the arbitration case by ANATEL of the value of VU-M, rather than the current, free-market negotiation of prices and (2) the VU-M price unification among SMP providers of the same economic group having significant market power, in the same region of the general authorization plan (Plano Geral de Autorizações, or PGA) of SMP, according to criteria which is yet to be defined. These regulations could have an adverse effect on our results of operations because (1) ANATEL may allow more favorable prices for economic groups without significant market power and (2) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce our average prices and thereby reduce our revenues.

     ANATEL’s Public Consultation number 642 of 2005 relates to alterations in the regulation of SMP. While counter arguments thereunder must have been sent to ANATEL before January 16, 2006, none have been made. In the proposed regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards, an extension of the period for blocking use by insolvent customers and a limitation on the period of time after which customers may leave service plans. We have presented our arguments to ANATEL against the proposals that may have adverse effects on our business. If these new regulations take effect, they may have adverse effects on our revenues and results of operations.

     In 2006, ANATEL published Public Consultation number 734. The period for public comment regarding this Public Consultation ended on November 6, 2006. This Public Consultation considers regulations that will implement and develop fixed and wireless number portability in Brazil by 2009. For SMP, number portability will only be applied for wireless codes of access of the same registration area. For fixed operators, number portability will only be applied for fixed codes of access of the same local area. For the next step, ANATEL will analyze and evaluate the suggestions presented by fixed and mobile operators, including Vivo, and will issue the new regulation. There can be no assurance that this new regulation will not have adverse effects on the results of our operations.

     Another Public Consultation published by ANATEL in 2006 is number 756. The period for public comment was suspended for judicial sentence. This Public Consultation considers a proposal for an auction to consider bids for exploration of the SMP in the remaining radio frequency bands “D” and “E,” and in some bands defined in Resolution 454 to the SMP, including the 1.9 GHz band (band “L”), previously allocated to the fixed operators. This auction proposal does not include 3G radiofrequencies.

     Resolution 454, published by ANATEL in 2006, relates to the new regulation of conditions for the use of radiofrequency bands of 800 MHz, 900 MHz, 1,800 MHz, 1,900 MHz, which was previously allocated for fixed operators to provide services using WLL technology, and 2,100 MHz, which are allocated for SMP.

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

     We expect competition to intensify as a result of the entry of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. If we do not keep pace with technological advances, or if we fail to respond timely to changes in competitive factors in our industry, we could continue to lose market share and could suffer a decline in our revenue. Competition from other SMP communications service providers in the regions in which we operate has also affected, and may continue to affect, our financial results by causing, among other things, a decrease in our customer growth rate, decreases in prices and increases in selling expenses.

     These factors have already contributed to a negative effect on our market share and our results of operations and could have a material adverse effect on our business and results of operations in the future. As a result of competitive pressures, for example, our market share decreased from 44.4% as of December 31, 2005 to 38.2% as of December 31, 2006, and our market share of net additions to our customer base decreased from 21.8% for the twelve months ended December 31, 2005 to a negative percentage of 8.5% for the twelve months ended December 31, 2006. In addition, our net additions of customers decreased 123.5% from the twelve months ended December 31, 2005 to the twelve months ended December 31, 2006.

     Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within our market. We may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

     In September 2004, Brasil Telecom, the fixed-line incumbent in nine states in Brazil and the Federal District (ANATEL’s Region II), launched GSM operations in those states. Brasil Telecom’s authorization area overlaps ours in Brasilia and in the states of Acre, Goias, Mato Grosso, Mato Grosso do Sul, Rondonia, Tocantins, Paraná, Santa Catarina and Rio Grande do Sul. The entrance of Brasil Telecom into these markets will increase the competition that Vivo face in some states. Brasil Telecom has announced that its marketing strategy will be the convergence between its fixed and mobile services, and it is the only company in those states that offers both fixed and cellular services. The entrance of Brasil Telecom into the cellular markets in these states increase competition for Vivo and have a material adverse effect on our results of operations.

     Our results of operations have been negatively affected by a decrease in our customer growth and could also be affected if our rate of customer turnover increases.

     Our rate of acquisition of new customers has declined significantly, primarily due to competition and increased market penetration. For example, our net additions of customers decreased 123.5% from the twelve months ended

December 31, 2005 to the twelve months ended December 31, 2006 due to a decrease in the addition of new prepaid customers to a loss of 517,373 new prepaid customers in the twelve months ended December 31, 2006, compared to the addition of 2,703,995 new prepaid customers in the comparable period of the prior year. This decrease in the rate of new additions of customers has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and our rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

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

     Certain debt agreements contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

     Certain existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements.

     Our controlling shareholders have a great deal of influence over our business.

     As of December 31, 2006, PT Móveis SGPS, S.A. and Telefónica S.A., our principal shareholders, owned, directly and indirectly, approximately 89.3% of our common shares and 62.8% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7.A.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiary, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends.

     The cellular industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

     Media and other reports have suggested that radio frequency emissions from base stations may cause health problems. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. According to the World Health Organization (WHO), there is no evidence in the latest medical research that shows any relationship between radio frequency emissions of base stations and health concerns. However, expansion of our network may be affected by perceived risks if we experience problems in finding new sites, which in turn may delay expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for the deployment of radio frequency transmission stations that will supersede the existing state and municipal laws. The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

     We face risks associated with litigation.

     We and our subsidiary are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8.—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters.”

     We may be required to record impairment charges relating to goodwill and long-lived assets in the future.

     For Brazilian GAAP purposes, an impairment is recognized on goodwill if the expected net cash flows generated from the acquired net assets is not sufficient to cover their book value. As of December 31, 2006, the amount of goodwill of the Company is RS$1,012.0 million.

     For U.S. GAAP purposes, we are required to test our goodwill for impairment at least annually. The difference between the book value of a company and its market value may indicate that an impairment exists. This impairment test is described in Note 37 to our audited consolidated financial statements. Vivo, in particular, has substantial goodwill, including goodwill related to TCO with a carrying value of R$648.5 million as of December 31, 2006. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

     In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of those assets exceeds their fair market value for purposes of U.S. GAAP. This annual impairment test is also described in Note 37(m) to our audited consolidated financial statements included in this annual report. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based on projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges related to our long-lived assets in future periods, and this could have an adverse effect on our operations.

Risks Relating to Our Securities

     Holders of our preferred shares or ADSs may not receive any dividends.

     According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. We were unable to pay minimum dividends for the fiscal years ended December 31, 2002, 2003, 2004 and 2005 because we had net losses. For the fiscal year ended December 2006, we were able to pay dividends because we had net income, but the amounts paid were insufficient to meet the minimum legal requirement. In addition, according to Brazilian Corporate Law, we need not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. See “—Our preferred shares and our ADSs generally do not have voting rights.”

     Since we are a holding company, our income consists of distributions from our subsidiary in the form of dividends or other advances and payments. We do not generate our own operating revenues, and we are dependent on dividends and other advances and payments for our cash flow, including making any dividend payments and making payments on our indebtedness.

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

     We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

     Actual or anticipated sales of a substantial number of our ADSs could decrease the market prices of our ADSs.

     Sales of a substantial number of our preferred shares could negatively affect the market prices of our preferred shares and ADSs. If, in the future, existing or future holders of preferred shares make substantial sales of shares, the market price of our preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

     The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.

     Investments in securities, such as the preferred shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of US$722.6 billion as of December 31, 2006, and an average monthly trading volume of approximately US$23.4 billion for the first twelve months of 2006.

     In comparison, the NYSE had a domestic market capitalization of US$9,113.5 billion (excluding funds and non-U.S. companies) as of December 31, 2006. A liquid and active market may never develop for our common shares, preferred shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

     Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

     Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law. Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian Corporate Law, the rights of a holder of our common shares or preferred shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions. In addition, holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law.

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

     In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. In accordance with Brazilian Corporate Law and our by-laws, holders of preferred shares will have full voting rights in the event that we do not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until we pay minimum dividends again.

     Because we did not pay minimum dividends for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006, the holders of preferred shares have been able to exercise voting rights since the general shareholders’ meeting held in March 2004. However, once we begin to pay minimum dividends, these voting rights will cease. See “Holders of our preferred shares or ADSs may not receive any dividends” and “Item 10.B—Additional Information—Memorandum and Articles of Association.”

     Holders of our ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

     Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement related to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary do so, and so may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. If voting instructions for all or part of the ADSs are not timely received by the depositary, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

     You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

     You will not be able to exercise preemptive rights related to our preferred shares underlying any ADSs you own unless a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10.—Additional Information.”

     An exchange of ADSs for preferred shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000 and issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

     Brazilian Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 10.—Taxation—Brazilian Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Vivo Participações S.A., known as Vivo (and prior to the Merger, under the name Telesp Celular Participações S.A.). We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil. Our telephone number is +55 11 5105-1182, our facsimile number is +55 11 5105-2247, and our website is www.vivo.com.br. The information on our website is not part of this Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

     According to market share data published by ANATEL, we are a leading provider of cellular telecommunications services in Brazil through our subsidiary Vivo S.A., whose operations were previously provided by our former subsidiaries TC; GT; TCO; and the subsidiaries of Celular CRT; TLE; and TSD.

     The following chart shows our corporate structure as of December 31, 2006:

Telebrás and the Privatization

     Vivo was originally incorporated as Telesp Celular Participações as a result of a restructuring of Telebrás in 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the “predecessor companies” and collectively as the

“Telebrás System,” were created, acquiring almost all of the telecommunications companies in Brazil, and creating a near monopoly over the public telecommunications services in Brazil.

     In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System. In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all of the predecessor companies’ assets and liabilities were transferred to the new holding companies, which we refer to as the new holding companies. TCP was one of the new holding companies. TCP was awarded all of the share capital held by Telebrás in TC, one of the cellular operating companies that had provided cellular telecommunications service in the state of São Paulo since 1993. The Brazilian government’s common shares of Telesp’s capital stock were purchased by the Portugal Telecom group.

Global Telecom (currently Vivo S.A.)

     Global Telecom (currently Vivo S.A.) is a B Band cellular concessionaire in the states of Paraná and Santa Catarina. GT began commercial operations in December 1998. In February 2001, we acquired an 81.61% indirect economic interest in GT for R$902 million. On December 27, 2002, we acquired the remaining shares of GT for R$290.3 million.

Brasilcel

     Vivo is controlled by Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, a joint venture between Portugal Telecom and Telefónica. Through the Vivo Companies, this joint venture controls 29.1% of the total market in Brazil, according to ANATEL, with 29.1 million customers as of December 31, 2006, according to market share data published by ANATEL. Its operations cover an area of approximately 138 million inhabitants, or 73.8% of the Brazilian population, and approximately 83.1% of its GDP. Portugal Telecom and Telefónica are managing the joint venture on an equal basis.

     In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in the following companies (whose operations have been conducted by Vivo S.A. since our restructuring):

  TCP

TCP controlled an A Band operator in the state of São Paulo, GT, a B Band operator in the states of Paraná and Santa Catarina and TCO S.A. and its subsidiaries in the states of Acre, Amazonas, Amapá, Goiás, Mranhão, Mato Grosso, Matto Grosso do Sul, Pará, Rondônia, Roraima and Tocantis and in the Federal Disctrict, Brasilia.

  TLE

TLE, which controlled A Band operations in the states of Bahia and Sergipe, was one of the operating subsidiaries of Telebrás that was spun off as an individual company in July 1998. It received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the states of Bahia and Sergipe, namely, Telebahia Celular and Telergipe Celular.

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

  TSD

TSD, which controlled A Band operators in the states of Rio de Janeiro and Espírito Santo, was one of the operating subsidiaries of Telebrás that was spun off as an individual company in July 1998. TSD received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, namely, Telerj Celular and Telest Celular, respectively.

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

  Celular CRT

Celular CRT controlled an A Band operator in the state of Rio Grande do Sul. Cellular telecommunications services were first offered in the state of Rio Grande do Sul in December 1992 by a business unit of Celular CRT—Companhia Riograndense de Telecomunicações. The fixed and cellular operations of Celular CRT were split on June 25, 1998, and the cellular operations were spun off as Celular CRT. On May 4, 1999, Celular CRT obtained its registration as a publicly held company with the CVM for the trading of its shares on the over-the-counter market organized by Sociedade Operadora do Mercado de Ativos SOMA, starting on May 17, 1999. On September 8, 1999, Celular CRT registered with the Extremo Sul Stock Exchange and BOVESPA, pursuant to the applicable laws. The main shareholder of Celular CRT was the state of Rio Grande do Sul.

In 1996, the state of Rio Grande do Sul sold part of its stake in Celular CRT to Telefónica. In 1998, the remaining stake of the state of Rio Grande do Sul was sold to Telefónica. In 1999, Portugal Telecom subscribed a share capital increase of Celular CRT.

Acquisition of TCO

     On April 25, 2003, TCP acquired 64.03% of the outstanding voting capital stock of TCO from Fixcel S.A. for approximately R$1,505.6 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima. On May 25, 2003, in compliance with Brazilian legislation, we launched a tender offer for the common shares of TCO not owned by us. The acceptance period ended on November 18, 2003. As a result of the shares tendered, we acquired 74.2% of the outstanding available common shares at the price of R$16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2003 we held 90.73% of TCO’s ordinary shares, representing a 29.31% interest in TCO, excluding treasury stocks. We also announced the intention to launch an exchange offer for the remaining shares of TCO through which we would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions on its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January, 2004. See sections “—TCO’s Corporate Restructuring” and “—Merger of the Vivo Companies” below for more information on developments to TCO since we acquired it.

Introduction of the Vivo Brand

     In April 2003, Brasilcel launched the brand name “Vivo,” under which TCP, TCO, TLE, TSD and Celular CRT operate. The creation of the Vivo brand constituted a consolidation of the commercial models throughout the entire country into a common commercial strategy and replaced the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase its customer base as well as revenues by retaining customers and maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy. Guided by a common management team, Vivo designs marketing, promotional and other initiatives common to all companies and then tailors those activities to the particular markets of those companies.

TCO’s Corporate Restructuring

     On June 30, 2004, the management of TCP and TCO approved the corporate restructuring of TCO and its subsidiaries Telegoiás, Telems, Telemat, Teleacre and Teleron The reasons for restructuring were: (i) to improve TCO and its subsidiaries’ cash flow, which resulted in the transfer of a R$511 million tax benefit from TCP to TCO, generated by the amortization of goodwill in the amount of R$1,503 million, in connection with the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) to simplify the corporate structure of TCO’s subsidiaries, improve TCO’s capitalization and benefit the minority shareholders of TCO’s subsidiaries.

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

  common shares of TSD representing 3.27% of TSD’s total common shares and preferred shares of TSD representing 4.89% of TSD’s total preferred shares; and

  common shares of Celular CRT representing 4.48% of Celular CRT’s total common shares and preferred shares of Celular CRT representing 23.44% of Celular CRT’s total preferred shares.

Rights Offering

     On November 8, 2004, TCP announced a capital increase of up to R$2,053,895,871.47, upon private subscription, with an issuance of 410,779,174,294 new shares, of which 143,513,066,618 are common shares and 267,266,107,676 are preferred shares, identical in every aspect to those shares currently existing, at the issuance price of five reais (R$5.00) per lot of one thousand shares, for both types of shares.

     The capital increase was carried out in three subscription stages, with due regard to preemptive rights, and ended with an auction of the remaining shares held on January 4, 2005, which was confirmed by the Board of Directors at a meeting held on January 7, 2005. The capital stock was increased to R$6,427,557,341.20, represented by 1,582,563,526,803 shares, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shares. Following the rights offering, Brasilcel held 94.9% of our common shares, 50.0% of our preferred shares, and 65.7% of our total capital stock.

Brasilcel’s Share Holding Increases of TLE, TSD, and Celular CRT

     In July 2005, Brasilcel and its affiliates acquired additional voting capital stock of TLE, TSD and Celular CRT in respective Share Holding increases. As a result of those transactions, Brasilcel held:

  68.72% of TLE’s common shares, 40.95% of TLE’s preferred shares and 50.67% of TLE’s total capital stock;

  92.01% of TSD’s common shares, 90.27% of TSD’s preferred shares and 91.03% of TSD’s total capital stock; and

  90.57% of Celular CRT’s common shares, 51.47% of Celular CRT’s preferred shares and 68.77% of Celular CRT’s total capital stock (excluding treasury shares).

Merger of the Vivo Companies

     In February 2006, shareholders of the Vivo Companies approved their consolidation with one another through a Brazilian law procedure (the “Merger”) whereby TCO became a wholly owned subsidiary of TCP pursuant to a merger of shares (incorporação de ações) of TCO and a merger of companies (incorporação de empresas) of TLE, TSD and Celular CRT with and into TCP, with TCP as the surviving company. Holders of common shares, preferred shares or (where applicable) ADSs of TCO, TLE, TSD and Celular CRT received common shares, preferred shares or ADSs, respectively, of TCP upon approval of the Merger by the requisite percentage of the voting shareholders of TCP, and of TCO, TLE, TSD and Celular CRT, as applicable. Upon the completion of the Merger, TCP was renamed Vivo Participações S.A. and has become the holding company of TCO and GT and of the remaining subsidiaries of TLE, TSD and Celular CRT.

     The boards of directors (Conselhos de Administração) of each of the constituent companies to the Merger completed their respective approval processes for the Merger by December 4, 2005, and the respective shareholders approved the transaction as of February 22, 2006. The reasons for the Merger were to align the interests of the shareholders of TCP, TCO, and TLE, TSD and Celular CRT, which were previously under common control; to improve the liquidity of the resultant securities; to simplify the shareholding and organizational structure of the Vivo companies and expand its shareholder base; and to take advantage of important synergies among the companies, which were already operating under the common Vivo brand.

     Pursuant to the Merger, Brasilcel and its subsidiaries hold 89.0% of TCP’s common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, the agreements which govern the Merger, TCP underwent a capital increase in the amount of R$2,631,136,636.01 as a result of the Merger, from R$6,670,152,498.26 to R$9,301,289,134.27. The agreements also provided that Celular CRT’s preferred shares held in treasury are transferred to TCP in connection with the Merger. At the Vivo Shareholders’ Meeting held on February 22, 2006, TCP reduced its capital in the amount of R$3,147,782,181.54, from R$6,670,152,498.26 to R$3,522,370,316.72, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends. TCP subsequently changed its corporate name to “Vivo.” The total capital of Vivo is R$6,153,506,952.73 due to an increase in the amount of R$2,631,136,636.01 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

     CVM regulations permit the acquiror of a publicly held company to capitalize the tax benefits arising from the amortization of goodwill generated in the acquisition of that company, so long as preemptive rights are extended to the other shareholders of the publicly held company in connection with the capital increase. At the time of the Merger, any rights previously held by Vivo, in connection with its existing investment in TCO, or by certain controlling shareholders, in the case of TSD, TLE and Celular CRT, to capitalize credits of such companies will remain in effect. As a result, at the time of the Merger, Vivo retained its prior rights to capitalize its credits in TCO and such controlling shareholders acquired the right to use their credits in future capital increases of Vivo.

Capital Increase

     On June 08, 2006, the Board of Directors of Vivo Participações approved a capital increase and issued a total of 15,705,528 new common shares at the issue price of R$12.37 in connection with Brasilcel’s capitalization of certain tax benefits relating to the goodwill it recorded when it acquired us in December 2002 and with preemptive rights exercised by our shareholders. CVM regulations permit buyers of joint stock companies to capitalize tax benefits derived from goodwill, provided preemptive rights related to such capital increase are extended to the other shareholders of the joint stock company. The goodwill Brasilcel capitalized included approximately R$193.9 million in tax benefits for the fiscal year ending on December 31, 2005 and approximately R$0.4. million for previous fiscal years, totaling approximately R$194.3 million.

     The issue price was 100% of the weighted average of the closing prices registered by the São Paulo Stock Exchange in the 15 trading sessions held between April 07, 2006 and May 02, 2006. The preemptive rights were authorized to be exercised in the period between May 08, 2006 and June 06, 2006.

     As a result of this capital increase Brasilcel’s holdings in us consisted of 89.3% of Vivo common shares, 47.5% of Vivo preferred shares and 62.8% of Vivo’s total capital.

Corporate Restructuring of Our Operating Subsidiaries

     On October 31, 2006, our shareholders approved the merger of Telergipe, Telebahia, Telerj, Telest, CRT, TC, TCO, Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT (each an “Operating Subsidiary” and collectively, the “Operating Subsidiaries”) into Vivo S.A. (formerly known as GT) (the “Corporate Restructuring”). TCO - IP S.A. remained a separate entity, as it is not an SMP operator.

     The remaining rights of the former minority shareholders of TCO, Telegoiás, Telemat, Telems, Teleacre and Teleron survived the Corporate Restructuring of the Operating Subsidiaries as of November 1, 2006 and continue to exist under Vivo S.A.

     Due to this Corporate Restructuring, the SMP and SCM services that were offered by the Operating Subsidiaries in their respective areas and regions, along with their clients and users, were transferred to Vivo S.A.

     The Corporate Restructuring had no impact on Vivo's consolidated financial statements, capital stock or shareholders.

     The benefits of this restructuring included, among others, increased organizational efficiency, a more effective management and streamlined administrative and commercial functions.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

     The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,

Vivo	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	375.9	523.0	582.1
Transmission equipment	844.4	862.8	623.8
Information technology	414.8	407.6	291.9
Others(2)	468.8	413.1	442.7

Total capital expenditures	2,103.9	2,206.5	1,940.5

	Year ended December 31,

State of São Paulo – Areas 1 and 2	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	121.3	216.2	175.9
Transmission equipment	304.7	309.7	172.8
Information Technology	351.5	360.4	251.5
Others(2)	167.4	120.9	160.7

Total capital expenditures	944.9	1,007.2	760.9

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo – Area 3	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	65.0	90.2	90.6
Transmission equipment	164.1	112.8	64.8
Information technology	12.9	11.6	—
Others(2)	90.3	82.5	86.1

Total capital expenditures	332.3	297.1	241.5

	Year ended December 31,

States of Paraná and Santa Catarina – Area 5	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	30.5	25.4	47.5
Transmission equipment	70.8	123.2	124.5
Information Technology	10.6	6.4	15.7
Others(2)	45.3	30.9	27.9

Total capital expenditures	157.2	185.9	215.6

	Year ended December 31,

State of Rio Grande do Sul – Area 6	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	89.8	59.7	72.2
Transmission equipment	43.5	118.4	84.5
Information technology	8.0	4.2	—
Others(2)	64.3	56.2	47.6

Total capital expenditures	205.6	238.5	204.3

	Year ended December 31,

Central Western and Northern regions – Areas 7 and 8	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	44.0	101.6	156.7
Transmission equipment	149.8	145.8	153.4
Information Technology	27.0	19.4	18.6
Others(2)	66.5	86.7	89.9

Total capital expenditures	287.3	353.5	418.6

	Year ended December 31,

States of Bahia and Sergipe – Area 9	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Switching equipment	25.3	29.9	39.2
Transmission equipment	111.5	52.9	23.8
Information technology	4.8	5.6	6.1
Others(2)	35.0	35.9	30.5

Total capital expenditures	176.6	124.3	99.6

________________________________________
(1)
The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

(2)	Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

     Our capital expenditure estimate for 2007 is approximately R$1.7 billion, which includes investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to our customers.

     We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

     According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our subsidiary Vivo S.A., the leading cellular operator in Brazil. Vivo S.A. is a cellular operator in the states of São Paulo, Paraná, Santa Catarina, Acre, Amazonas, Amapá, Distrito Federal, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins, Bahia, Sergipe, Rio de Janeiro, Espirito Santo and Rio Grande do Sul.

     In Areas 1 and 2, Vivo S.A. uses a frequency range known as A Band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. At December 31, 2006, Vivo S.A. had 10.684 million cellular lines in service in these areas, which represented a 2.0% increase from December 31, 2005, and a market share of approximately 44.2% in São Paulo.

     In Area 3, Vivo S.A. uses the Band A frequency range that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. At December 31, 2006, Vivo S.A. had 4.920 million cellular lines in service in this area, which represented a 3.8% net increase from December 31, 2005, and a market share of approximately 39.9% in those states.

     In Area 5, Vivo S.A. uses a frequency range known as B Band that covers 60.0% of the municipalities in the states of Paraná and Santa Catarina and 93.0% of the population of Paraná and Santa Catarina. At December 31, 2006, Vivo S.A. had 2.570 million cellular lines in service in this area, which represented a 11.7% net decrease from December 31, 2005, and a market share of approximately 27.6% in those states.

     In Area 6, Vivo S.A. uses the Band A frequency range that covers 70% of the municipalities and 96.0% of the population in the state of Rio Grande do Sul. At December 31, 2006, Vivo S.A. had 3.321 million cellular lines in service in this area, which represented a 1.9% net decrease from December 31, 2005, and a market share of approximately 43.8% in that state.

     In Areas 7 and 8, Vivo S.A. is the leading cellular operator, by number of customers, in its authorization area and uses a frequency range known as A Band that covers 53.3% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins, which covers 90.2% of the population in these states, and also uses a frequency range known as B Band that covers 33.8% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, which covers 71.2% of the population of these states. At December 31, 2006, Vivo S.A. had 5.912 million cellular lines in service in these areas, which represented a 13.3% net decrease from December 31, 2005, and a market share of approximately 36.1% in those states.

     In Area 9, Vivo S.A. uses the Band A frequency range that covers 45.0% of the municipalities and 78.0% of the population in the States of Bahia and Sergipe. At December 31, 2006, Vivo S.A. had 1.647 million cellular lines in service in this area, which represented a 11.5% net increase from December 31, 2005, and a market share of approximately 27.6% in those states.

Our Operations

     The following tables set forth information about Vivo S.A.’s cellular telecommunications base, coverage and related matters at the dates and for the years indicated.

State of São Paulo – Areas 1 and 2

	Year ended December 31,

	2006	2005	2004

Cellular lines in service at year-end (in thousands)	10,684	10,476	9,232
Contract customers	1,803	1,779	1,603
Prepaid customers	8,881	8,696	7,629
Growth in cellular lines in service during year	2.0%	13.5%	23.2%
Churn(1)	28.6%	18.7%	18.9%
Estimated population of concession areas (in millions)(2)	40.6	39.7	39.1
Estimated covered population (in millions)(3)	40.6	39.7	38.5
Percentage of population covered(4)	100%	100%	98.5%
Penetration at year-end(5)	59.6%	53.0%	42.7%
Percentage of municipalities covered	100%	100%	79.6%
Market share(6)	44.2%	49.2%	55.2%

States of Rio de Janeiro and Espírito Santo – Area 3

	Year ended December 31,

	2006	2005	2004

Cellular lines in service at year-end (in thousands)	4,920	4,740	4,376
Contract customers	1,343	1,476	1,259
Prepaid customers	3,577	3,264	3,117
Customer growth during the year	3.8%	8.3%	18.0%
Churn(1)	32.6%	29.5%	31.3%
Estimated population of Region at year-end (millions)(2)	19.1	18.8	18.6
Estimated covered population at year-end (millions)(3)	19.1	18.8	18.6
Percentage of population of Region covered at year-end(4)	100%	100%	100%
Penetration at year-end(5)	64.3%	58.8%	49.1%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	39.9%	42.6%	47.7%

States of Paraná and Santa Catarina – Area 5

	Year ended December 31,

	2006	2005	2004

Cellular lines in service at year-end (in thousands)	2,570	2,910	2,579
Contract customers	406	366	298
Prepaid customers	2,164	2,543	2,281
Growth in cellular lines in service during year	(11.7)%	12.8%	52.5%
Churn(1)	44.1%	20.0%	13.7%
Estimated population of concession areas (in millions)(2)	16.5	16.1	15.9
Estimated covered population (in millions)(3)	15.2	14.9	14.0
Percentage of population covered(4)	93%	92.3%	88.0%
Penetration at year-end(5)	56.6%	51.4%	39.8%
Percentage of municipalities covered	60.0%	59.0%	42.3%
Market share(6)	27.6%	34.5%	41.3%

State of Rio Grande do Sul – Area 6

	Year ended December 31,

	2006	2005	2004

Cellular lines in service at year-end (in thousands)	3,321	3,387	3,215
Contract customers	790	829	788

	Year ended December 31,

	2006	2005	2004

Prepaid customers	2,530	2,558	2,427
Growth in cellular lines in service during year	(2.0)%	5.3%	27.4%
Churn(1)	27.5%	21.7%	19.5%
Estimated population of concession areas (in millions)(2)	10.6	10.5	10.3
Estimated covered population (in millions)(3)	10.2	10.0	9.9
Percentage of population covered(4)	96%	96.0%	95.6%
Penetration at year-end(5)	71.3%	65.6%	55.2%
Percentage of municipalities covered	70.0%	69.9%	55.2%
Market share(6)	43.8%	48.3%	54.8%

Central Western and Northern regions – Areas 7 and 8

	Year ended December 31,

	2006	2005	2004

Cellular lines in service at year-end (in thousands)	5,912	6,815	5,820
Contract customers	836	970	945
Prepaid customers	5,075	5,845	4,875
Growth in cellular lines in service during year	(13.3)%	17.1%	41.6%
Churn(1)	47.3%	19.2%	23.4%
Estimated population of concession areas (in millions)(2)	34.6	33.8	33.0
Estimated covered population (in millions)(3)	28.0	27.1	25.5
Percentage of population covered(4)	81.0%	80.4%	77.2%
Penetration at year-end(5)	47.3%	44.0%	34.8%
Percentage of municipalities covered	46.0%	44.7%	41.3%
Market share(6)	36.1%	45.5%	51.3%

States of Bahia and Sergipe – Area 9

	Year ended December 31,

	2006	2005	2004

Cellular lines in service at year-end (in thousands)	1,647	1,477	1,320
Contract customers	331	323	292
Prepaid customers	1,316	1,154	1,028
Customer growth during the year	11.5%	11.9%	17.3%
Churn(1)	32.1%	33.6%	35.3%
Estimated population of region at year-end (million)(2)	16.0	15.8	15.6
Estimated covered population at year-end (million)(3)	12.4%	11.1%	10.8%
Percentage of population covered at year-end(4)	78.0%	70.3%	69.3%
Penetration at year-end(5)	38.6%	29.2%	19.9%
Percentage of municipalities covered	45.0%	33.1%	31.3%
Estimated market share(6)	26.6%	31.8%	42.3%
________________________________________
(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística (IBGE).

(3)	Number of people within our Region that can access our cellular telecommunications signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)	Estimate based on all lines in service in our Region at year-end.

Our Services

     We provide cellular telecommunications services using GSM/EDGE, CDMA and TDMA. Our network provides both CDMA digital service and AMPS, an analog service that we have substantially phased out. We provide cellular telecommunications services in the frequency of 850 MHz using digital technology CDMA/TDMA and analog technology AMPS, which has been substantially phased out. All our services are provided in the frequency of 850 MHz.

     We provide voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDAs (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by a cable connection that offers corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service and MExE (Mobile Execution Environment), which enables the wireless device to download applications and execute them on the mobile along with a user interface that contains icons on the wireless device to identify the main services (such as Voice Mail, Downloads and text messaging (SMS)) for easier access to our services.

     In 2004, we launched:

          “Vivo Direto” service—this service allows users to make individual and group calls;

          “Vivo Encontra” (LBS)—a group of location based services, including “Vivo Localiza,” using GPSOne as a location technology, a service that allows users to locate each other;

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

          “Olho Vivo” (video monitoring, launched in March 2004) was the first monitoring application in Brazil. Subscribers can see real-time images of a webcam connected to a PC through their personal mobiles at a rate of 4 frames per second;

          “TV no Celular” (video streaming launched in October 2004) was the first application of streaming video in Brazil. Subscribers can see real-time audio and television images through their personal mobiles.

     In 2005, we launched:

          “Vivo Play 3G”—a multimedia service that leverages the 3rd generation CDMA EV-DO network to provide users with downloading and streaming of video content as cartoons, news, soccer, adult content, weather forecasts and sitcoms exclusively created for mobile phones. The service also offers users the option to download full track music to mobile phones;

          “Vivo Zap 3G”—a wireless broadband Internet access for computers and handhelds using PCMCIA cards or cell phones that achieves a high data transfer rate of up to 2.4 Mbps using the 3rd generation CDMA EV-DO network and gives users an experience similar to that achieved with wired broadband connections but with the advantage of mobility;

          “Smart Mail”—a Wireless PIM solution that enables real-time access for corporate e-mail service or personal e-mail accounts through a PDA providing on-line e-mail notifications and calendar or contact synchronization;

          “World Phone”—using the same wireless device and number, the World Phone allows Vivo subscribers to automatically roam over CDMA/GSM networks in more than 170 countries;

          “Instant Messenger”—the most popular Internet instant messenger application (MSN) available for Vivo wireless device through WAP; and

          “MMS Interoperability”—interoperability agreements established with six main mobile operators in Brazil that allows Vivo subscribers to send and receive multimedia messages from other operators’ subscribers.

     In addition, in 2006 we launched:

          “Vivo Localiza Familia” – a location based service that allows children to be located and monitored by their parents via cellular phones or the internet;

          “Vivo Localiza Amigos” – a location based service that enables customers to locate their friends, as well as to be located by their friends, via the relevant address and a map of the region;

          “Vivo Co-Piloto” – a location based service that assists the user in moving from one point to another in several Brazilian cities, and that is offered in the form of a Brew application, which is an application development platform created by Qualcomm for mobile phones;

          “Vivo Bolão” –an interactive game that tests the user’s knowledge of soccer;

          “Instant Messenger”—the most popular Internet instant messenger application (MSN), which is now made available for Vivo wireless devices through SMS;

          “Vivo ao Vivo” - new interface for Vivo GSM terminals;

          “Vivo e Você na Copa” – exclusive CBF (Brazilian Soccer Confederation) content (including games, tones, wallpapers, videos and a voice portal) during the World Cup;

          “Vivo Chip”- a service menu on GSM SIM Cards;

          “Vivo Flash” – a fixed-wireless connection to the internet; and

          “Vivo Torpedo E-Mail Corporate” – a service that transforms the cellular phone number into an email address, and enables users to receive every email sent to them as SMS’.

     Further, Vivo has improved its current product offerings, as follows:

          “TV no Celular” (video streaming) – now includes RTP (Radio e Televisão de Portugal) programming;

          “Vivo Play 3G” – now includes music content from Warner Music and Universal Music; and

          “Vivo Portal de Voz” – an exclusive reverse auction service with SBT (Sistema Brasileiro de Televisão).

     We offer roaming services through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services for subscribers of such other cellular service providers while they are in our concession areas.

Our Region

     Vivo provides mobile telecommunications services on the A and B Band frequency in 19 Brazilian states in addition to Distrito Federal, which represents approximately 7.3 million square kilometers and 85.6% of the Brazilian territory. This area includes more than 138.8 million people, representing 73.8% of Brazil’s population, and 212 municipalities with a population in excess of 100,000. The GDP of this area reached approximately 83.1% of Brazil’s total GDP, as of December 2004.

     The following tables set forth population, gross domestic product (GDP), and per capita income statistics for each state in our Region at the dates and for the years indicated:

	At December 31, 2006			Last Available IBGE Data
Area	Frequency Range	Population (in thousands)(1)	Percent of Brazil’s population (1)	GDP (in millions of reais)(2)(3)	Percent of Brazil’s GDP(3)	Per capita income (in reais)(2)(3)
São Paulo state	A Band	41,361	22.0%	546,607	30.9%	13,725
Paraná state	B Band	10,450	5.6%	108,699	6.2%	10,725
Santa Catarina state	B Band	6,004	3.2%	70,208	4.0%	12,159
Goiás state	A Band	5,786	3.1%	41,316	2.3%	7,501
Tocantins state	A Band	1,346	0.7%	4,768	0.3%	3,776
Mato Grosso state	A Band	2,884	1.5%	27,935	1.6%	10,162
Mato Grosso do Sul state	A Band	2,315	1.2%	19,954	1.1%	8,945
Rondônia state	A Band	1,576	0.8%	9,744	0.6%	6,238
Acre state	A Band	690	0.4%	3,242	0.2%	5,143
Amapá state	B Band	626	0.3%	3,720	0.2%	6,796
Amazonas state	B Band	3,355	1.8%	35,889	2.0%	11,434
Maranhão state	B Band	6,225	3.3%	16,547	0.9%	2,748
Pará state	B Band	7,180	3.8%	34,196	1.9%	4,992
Roraima state	B Band	409	0.2%	1,864	0.1%	4,881
Federal District	A Band	2,409	1.3%	43,522	2.5%	19,071
Bahia state	A Band	14,017	7.5%	86,882	4.9%	6,350
Sergipe state	A Band	2,017	1.1%	13,121	0.7%	6,782
Rio de Janeiro state	A Band	15,650	8.3%	222,564	12.6%	14,639
Espírito Santo state	A Band	3,492	1.9%	34,488	2.0%	10,289
Rio Grande do Sul state	A Band	11,022	5.9%	142,874	8.1%	13,320
Vivo		138,814	73.8%	1,468,140	83.1%	10,210
________________________________________
Source: Instituto Brasileiro de Geografia e Estatística (IBGE)
(1)	Estimates from IBGE for the year end 2006.
(2)	According to the most recent IBGE data (2004).
(3)	Nominal Brazilian GDP was R$1,766,621 million as of December 2004 calculated by IBGE.

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns. A strong customer acquisition policy has been implemented across all of the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. We are actively involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

     On December 31, 2006, Vivo possessed 307 sales outlets (94 in São Paulo, 50 in the states of Rio de Janeiro and Espírito Santo, 33 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 24 in the states of Bahia and Sergipe, and 69 in the states that make up the midwestern and northern regions of Brazil). It also has an efficient network of 7,837 authorized retail and resales dealerships. Consequently, Vivo has maintained its market leadership position, with a total of 8,144 points of sale.

     Prepaid telephone card recharging was available at 322,863 locations, including our own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks’ websites.

     Customer Service

     Vivo has continued its policy of outsourcing, keeping 100% of customer services in the hands of specialized companies, while maintaining full management control. These services are available 24 hours from our call center and our website.

     Satisfaction evaluation

     Customer satisfaction is evaluated by regular satisfaction surveys. In the second half of 2006, 3,200 customers of Vivo and 2,200 customers of other non-affiliated companies were interviewed all over the country about customer assistance, products and services. Vivo’s satisfaction mark was ranked 8.21 on a range from 1 to 10, with the market average being 8.27. Several actions have been taken in order to increase our customer satisfaction. For example, one of the most frequent complaints from our customers was related to billing. Therefore, every step of the billing process, from inside the call center to the back office, was reworked in order to speed up customer response time, to assure the quality of customer service, and to front-load the response process in order to increase the likelihood of first-call resolution (“FCR”).

     One of the most important objectives of 2006 was to retain our customers by increasing their satisfaction when using our services. A new administrative structure was designed to better track our premium customers and suggest ways to improve retention.

    Higher quality, with lower cost

     We implemented a strategy to increase the quality of our services while lowering costs. While achieving the best signal quality, surpassing all of our competitors (according to ANATEL’s scoring system), we also improved the level of service of our customer care, generating greater customer satisfaction with our call centers and stores. We additionally take steps to reduce billing errors, leading to fewer claims against us. This strategy has been successful in increasing our satisfaction rating and in lowering costs.

     Our Network

     Before November 1998, our network used only AMPS analog technology. After privatization, we began to use CDMA and TDMA digital technologies. In 2006, we began to implement a GSM Network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

     By December 31, 2006, Vivo S.A.’s telecommunications network in the state of São Paulo, which provides both CDMA digital and GSM digital services, covered 100% of the municipalities. Vivo S.A.’s network is connected primarily through a fiber-optic and radio transmission system of its own and as leased mainly from Telecomunicações de São Paulo S.A., or Telesp, and consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and

gateways. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo S.A.’s main suppliers in the state of São Paulo.

     Vivo S.A. began its activities in the states of Parana and Santa Catarina (“Vivo PR/SC”) in December 1998 and, until 2005, offered services only through CDMA digital technology. As of December 31, 2006, the telecommunications network in PR/SC that provides both CDMA digital and GSM digital services covered 59.8% of the municipalities, or 92.6% of the population, in its region. The PR/SC network is primarily connected by a fiber-optic and radio transmission system of its own and as leased mainly from fixed operating companies (Brasil Telecom and Embratel) and Copel–Companhia Paranaense de Energia S.A., and consists of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Home Location Registers, Signaling Transfer Points and gateways. Motorola do Brasil Ltda., Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A. and Ericsson Telecomunicações S.A. are Vivo S.A.’s main suppliers in PR/SC.

     As of December 31, 2006, Vivo S.A. in the midwestern and northern regions (“CO/N”) provided CDMA Digital, GSM digital, TDMA digital and AMPS analog services, which have been substantially phased out, covering 45.8% of the municipalities, or 80.9% of the population in its region. Our network is connected primarily through a fiber-optic and radio transmission system of our own and leased from incumbent wire line companies and consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point and gateways. Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações are Vivo S.A.’s principal suppliers in CO/N.

     As of December 31, 2006, the telecomunications network of Vivo S.A. in Bahia and Sergipe (“BA/SE”) covered 44.7% of the municipalities, or 77.6% of the population, of its region. Its network provides both CDMA digital, GSM digital and AMPS analog services, which have been substantially phased out. The network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices such as voicemail, prepaid service, Short Message Service and Home Location Registers. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks – Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo S.A.’s main suppliers in BA/SE.

     As of December 31, 2006, the telecommunications network of Vivo S.A. in the states of Rio de Janeiro and Espirito Santo covered 100% of the municipalities in its area. Its network provides both CDMA digital, GSM digital and AMPS analog services, which have been substantially phased out. This network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from the incumbent wire line companies, and consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo S.A.’s principal suppliers in these states.

     As of December 31, 2006, Vivo S.A.’s network in the state of Rio Grande do Sul (“RS”) provides CDMA, GSM digital and TDMA digital and AMPS analog services, which have been substantially phased out, covering 70.1% of the municipalities, or 96.0% of the population, of this region. The RS network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from Brasil Telecom, and consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service, Home Location Registers and gateways. Nortel Networks – Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo S.A.’s principal suppliers in RS.

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo and Brasilia. The network management center of São Paulo monitors the critical network operational parameters of São Paulo, Paraná, Santa Catarina and Rio Grande do Sul. The network management center in Brasília monitors the critical network operational parameters in CO/N, Rio de Janeiro, Espirito Santo, Bahia and Sergipe. These centers are able to identify abnormalities in both our network and in third parties’ networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

     Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     We are obligated to meet certain requirements for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already achieved all of our required network expansion obligations for 2006.

Sources of Revenue

     We generate revenue from:

  usage charges, which include measured service charges for calls, monthly subscription charges and other similar charges;
  interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed- line service providers for the use of our network;
  the sale of wireless devices and accessories; and
  other charges, including charges for call forwarding, call waiting, text messaging (SMS), call blocking and Data Services, such as WAP, downloads and MMS services, which are charged only when the customer’s plan does not include these services.

     Our rates are subject to approval by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.”

     The table below sets forth total net operating revenues in each of our operating subsidiaries for the last three years.

Vivo

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	7,243.9	7,399.0	6,377.8
Sales of wireless devices and accessories	2,742.6	3,051.7	2,984.6
Interconnection	4,338.1	4,304.4	4,590.9
Other	1,130.1	1,005.3	767.7

Total gross operating revenue	15,454.7	15,760.4	14,721.0

Value-added and other indirect taxes	(3,094.1)	(3,157.7)	(2,756.1)
Sales and services discount and return of goods sold	(1,423.9)	(1,348.9)	(1,035.5)

Net operating revenues (2)	10,936.7	11,253.8	10,929.4

State of São Paulo – Areas 1 and 2

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	2,568.8	2,545.9	2,342.9
Sales of wireless devices and accessories	1,029.3	1,243.7	1,209.5
Interconnection	1,813.5	1,841.1	1,913.7
Other	401.7	348.6	315.9

Total gross operating revenue	5,813.3	5,979.3	5,782.0

Value-added and other indirect taxes	(1,012.2)	(1,054.1)	(986.2)
Sales and services discount and return of goods sold	(560.2)	(544.2)	(466.8)

Net operating revenues	4,240.9	4,381.0	4,329.0

States of Rio de Janeiro and Espírito Santo – Area 3

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,621.8	1,541.8	1,257.7
Sales of wireless devices and accessories	545.7	626.4	584.1
Interconnection charges	805.4	734.3	792.5
Other	186.3	137.7	69.5

Total gross operating revenue	3,159.2	3,040.2	2,703.8

Value-added and other indirect taxes	(693.1)	(667.8)	(553.3)
Discounts granted and return of goods	(275.6)	(294.5)	(223.3)

Net operating revenues	2,190.5	2,077.9	1,927.2

States of Paraná and Santa Catarina – Area 5

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	434.3	459.1	347.9
Sales of wireless devices and accessories	210.6	220.8	257.1
Interconnection	310.9	321.5	356.2
Other	115.8	102.6	62.7

Total gross operating revenue	1,071.6	1,104.0	1,023.9

Value-added and other indirect taxes	(198.5)	(207.2)	(179.4)
Sales and services discount and return of goods sold	(91.9)	(76.2)	(43.0)

Net operating revenues	781.2	820.6	801.5

State of Rio Grande do Sul – Area 6

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	823.3	886.4	688.9
Sales of wireless devices and accessories	209.1	246.2	291.7
Interconnection charges	395.3	406.3	453.9
Other	137.8	139.4	117.6

Total gross operating revenue	1,565.5	1,678.3	1,552.1

Value-added and other indirect taxes	(364.9)	(387.3)	(287.6)
Discounts granted and return of goods	(95.9)	(108.6)	(90.2)

Net operating revenues	1,104.7	1,182.4	1,174.3

Central Western and Northern regions – Areas 7 and 8

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,460.2	1,625.4	1,420.7
Sales of wireless devices and accessories	570.8	521.0	486.8
Interconnection	791.9	797.6	872.1
Other	224.7	227.6	170.1

Total gross operating revenue	3,047.6	3,171.6	2,949.7

Value-added and other indirect taxes	(652.7)	(681.9)	(610.8)
Sales and services discount and return of goods sold	(303.7)	(218.3)	(128.5)

Net operating revenues	2,091.2	2,271.4	2,210.4

States of Bahia and Sergipe – Area 9

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	394.4	381.7	319.7
Sales of wireless devices and accessories	177.1	193.6	155.4
Interconnection charges	221.1	203.6	202.5
Other	63.8	49.4	31.9

Total gross operating revenue	856.4	828.3	709.5

Value-added and other indirect taxes	(172.7)	(159.4)	(138.8)
Discounts granted and return of goods	(96.6)	(107.1)	(83.7)

Net operating revenues	587.1	561.8	487.0

________________________________________
(1)
The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

(2) Includes the following amounts that have been eliminated upon consolidation and combination of financial statements:

Vivo – Intercompany net operating revenues

	Year ended December 31,

	2006(1)	2005(1)	2004(1)

	(in millions of reais)
Net operating revenues	(58.9)	(41.3)	na

     Contract Customers

     Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling party pays” basis, under which customers pay only for calls that they originate. In addition, customers pay roaming charges on calls made or received outside their home registration area.

     Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into areas designated for payment purposes, called registration areas, as follows:

  Areas 1 & 2—9 areas in the state of São Paulo.
  Areas 7 & 8—18 areas, comprised of 9 areas in Brasilia and the states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and 9 areas in the states of Amapá, Amazonas, Maranhão, Pará and Roraima (TCO’s B Band subsidiary NBT).
  Area 5—9 areas, comprised of 6 areas in the state of Paraná and 3 areas in the state of Santa Catarina.
  Area 9—6 areas, comprised of 5 areas in the state of Bahia and 1 area in the state of Sergipe.
  Area 3—5 areas, comprised of 1 area in the metropolitan area of Rio de Janeiro, two areas in upstate Rio de Janeiro and two areas in the state of Espírito Santo.
  Area 6—4 areas in the state of Rio Grande do Sul.

     Interconnection Charges

     We earn revenue from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Business Overview—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to ANATEL’s review and approval.

     Bill and Keep

     ANATEL adopted partial “Bill & Keep” rules for interconnection charges in July 2003. The rules provided that an SMP operator paid for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage. Under Resolution 438 published in 2006, ANATEL eliminated the rule of the partial “bill and keep.” The current rule is “full billing,” in which the SMP operator pays the entire call termination fee of the other mobile network. The rule of the partial “Bill & Keep” was maintained between SMP and SME (trunking) networks.

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

     Wireless Device Sales

     We sell only CDMA dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS), GSM and tri-mode (800/1900 CDMA and 800MHz AMPs), and dual technology (CDMA and GSM) cellular wireless devices and data devices in CDMA EVDO technology (PCMCIA, USB and deskmodem) through our own stores and dealers. We have overlayed our TDMA network with a CDMA network and we have stopped selling TDMA handsets. Although we still have some customers using analog service (approximately 0.1% of our total customer base as of December 31, 2006), we have implemented a series of actions, such as providing discounts on digital wireless devices, discounts on monthly fees for digital services, digital wireless device rentals and free wireless devices, to encourage analog and TDMA customers to transfer to CDMA service. Our current suppliers for wireless devices are Motorola, LG, Samsung, Nokia, Pantech, SonyEricsson, BenQ-Siemens, Aiko and Kyocera.

     Operating Agreements

     We have agreements with major fixed-line and mobile operators in Brazil in order to lease physical space, real estate, air conditioning, energy, security and cleaning services. We also lease transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Regulation of the Brazilian Telecommunications Industry—Interconnection.”

     We believe that our subsidiary has adequate interconnection agreements with necessary fixed-line operators in order to provide services. We also believe that our subsidiary has all the necessary interconnection agreements with long-distance carriers.

     Roaming Agreements

     We are a member of the Brazilian Roaming Association (the “Association”), a group composed of all companies providing cellular services in Brazil. The Association was created to standardize roaming services in Brazil and elsewhere. The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

     We offer CDMA automatic international roaming in the United States, Argentina, Uruguay, Chile, Canada, China, Mexico, Venezuela, Porto Rico, New Zealand, Dominican Republic and South Korea. We have provided international GSM services through third-party partners using GSM wireless devices in most parts of Europe, Africa, the Americas, Asia and Oceania.

Taxes on Telecommunications Services and Wireless Device Sales

     The cost of telecommunications services and wireless device sales to customers incorporates a variety of taxes, including:

  ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a state tax imposed at varying rates, from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.
  COFINS (Contribuição para Financiamento da Seguridade Social) is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,833 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.60%, except in connection with telecommunication services, where the rate continues to be 3.0%.

  PIS (Programa de Integração Social) is a federal social contribution tax which corresponds to 1.65% of the gross operating revenue less discounts and returns, except in connection with telecommunication services, where the rate is 0.65%.
  FUST (Fundo de Universalização dos Serviços de Telecomunicações) is a federal social contribution which corresponds to 1% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of the FUST is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by ANATEL, in case the service providers are unable to fund, in whole or in part, such costs.
  FUNTTEL (Fundo para Desenvolvimento Tecnológico das Telecomunicações) is a federal social contribution which corresponds to 0.5% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.
  FISTEL (Fundo de Fiscalização das Telecomunicações) is a federal tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry. This tax is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of customers and radio stations at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new customers less churn) and (ii) the movement of radio stations.

Billing

     Vivo uses Atlys, a billing solution that combines software and hardware resources, from the supplier company Convergys as the billing system for centralized postpaid invoicing in the city of São Paulo. The billing system operates via a batch processing concept using Vivo customers’ voice and data traffic. This system functions by segregating voice and data traffic on a daily basis, according to which of seven total billing preferences a customers elects. Each cycle has a specific due date for each of the consumer and corporate segments.

     For prepaid services, Vivo uses the Next Generation Intelligence Network (NGIN) platform, a prepaid platform, from the supplier company PTI, which also works in a centralized way in the city of São Paulo. In order for the NGIN platform to process correctly, the same system for postpaid invoicing is used. This system separates the module for customer information, called Care, which is a services platform, from the Voice and Data traffic processing module used, called Core, which is a tariff platform.

     During 2006, the RJ/ES and CO/N centralization billing (postpaid and prepaid) were completed. The BA/SE centralization process was completed in April 1, 2007.

Cobilling

     ANATEL has defined the obligations surrounding cobilling service for long distance carriers in the Brazilian market, which has made possible collecting all types of calls and services in the postpaid in one telephone account. Similarly, it defined the basic rules for mobile companies’ prepaid services, making national and international long-distance calls possible within this segment. Mobile companies charge long-distance operators for the services given for both segments (prepaid and postpaid). The settlement collection, where the physical and financial data are provided, occurs monthly. Mobile companies only pass to the long-distance carriers the fees collected from the customer’s postpaid segment and debited from the customer’s prepaid segment. ANATEL authorizes the customer to select whichever cobilling service provider it prefers for its individual calls, whereas neither the mobile company nor the long distance carrier has discretion in this area.

Value Added Services (VAS)

     Entertainment, information and online interativity services are available to all Vivo customers through agreements with content suppliers. These agreements are based on a revenue-sharing model through the processes of postpaid and prepaid categories, with all divergences between these categories being demonstrated to the content suppliers.

Collection

     We have a uniform policy dealing with accounts of postpaid customer in default according to its segment. If the payment is more than 15 days late, service is partially suspended, and if payment is more than 40 days late, service is fully suspended until payment is made. We offer an installment payment plan for those with past due balances. However, if accounts are not paid after 90 days, the contract is cancelled and reported to Serasa, a credit bureau. After 105 days of default, accounts are directed to independent agencies for collection and the Consumer Protection Service.

     All payments that are over 90 days late are considered either bad debt or written off. We account for late payments in accordance with Brazilian Legislation, which permits a bad debt write-off for late payments of R$0 to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

Fraud Detection and Prevention

     In 2006, we led a campaign against subscription and cloning fraud. Cloning is a fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We also implemented significant procedures to detect, prevent and reduce subscription fraud.

     Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

     In December 2006, our campaign against these two types of fraud was conducted through specific projects and the authentication of our cell phone base, which resulted in a 95.0% decrease in the total number of cloning fraud cases from December 2005 and a 19.0% decrease in the total number of subscription fraud cases from December 2005.

     With the assistance of various officers and the Committee for the Campaign against Fraud and Cloning, created in January 2006, we were able to significantly reduce the number of fraud and cloning occurrences. Our initiatives focused on authenticating our wireless network and the cell phone bases.

Competition

     We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed-line operators. Many of these competitors are part of a large, national or multinational group and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group. Fixed-line operators generally charge much lower tariffs than cellular service providers.

     Our principal cellular competitor in the state of São Paulo is Claro. The main fixed-line operator in this area is Telecomunicações de São Paulo S.A. – Telesp, known as Telefónica.

     Our principal cellular competitor in the states of Paraná and Santa Catarina is Tele Celular Sul Participações S.A, or TIM Sul. The main fixed-line operator in this area is Brasil Telecom S.A.

     Our principal cellular competitors are: Claro, in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and TIM, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed-line operators in this area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins,

Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A. – Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

     In the Salvador and Sergipe service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (Maxitel S.A.), which also operates in the state of Minas Gerais, and Claro (Stemar Telecomunicações Ltda.). The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

     In the Rio de Janeiro and Espírito Santo service areas, our principal cellular competitor is Claro, which operates in the states of Rio de Janeiro and Espírito Santo. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this Region at the end of 1998. The rights and obligations under Claro’s license are substantially identical to our rights and obligations. Although Claro provides only digital service, its customers use TDMA dual mode cellular handsets that can operate on an analog network and GSM handsets. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed-line operator).

     In Rio Grande do Sul, our principal cellular competitor is Claro, which operates in several regions in Brazil, including Celular CRT’s region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed-line competitor in this area is Brasil Telecom.

     We also compete with certain other wireless telecommunications services in specific segments, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some operators in our areas as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services.

     Satellite-operated services, which provide nationwide coverage, are also available in Brazil. Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services we offer and do not provide competitive coverage inside buildings.

     There can be no assurances that the entry of new competitors will not have significant adverse effects on our business, financial condition, or the results of our operations or prospects. Any adverse effects on our market share, which results from pressures originating from competition, will depend on several factors that cannot be assessed with precision and which are therefore beyond our control. Among such factors are the identity of the competitors, their strategy and ability to conduct business, market conditions prevailing at the time, rules applicable to the new market participants and to us, as well as the effectiveness of our efforts to prepare for and face competition. There may also be competitors with higher technical capacity and more resources than we have.

Regulation of the Brazilian Telecommunications Industry

General

     Our business, the services we provide, and the prices we charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

     ANATEL is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the ANATEL Decree. ANATEL is financially and administratively independent of the Brazilian government. However, ANATEL maintains a close relationship with the Ministry of Communications. Any regulation proposed by ANATEL is subject to a period of public comment, which may include a public hearing. ANATEL’s actions can be challenged in the Brazilian courts. On November 25, 1998, ANATEL enacted “Resolution 73—Regulation of Telecommunication Services,” which explains in detail the new comprehensive regulatory framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

Concessions and Authorizations

     Before January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under A Band and B Band. A Band and B Band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications services other than those authorized by its concession, it may apply to ANATEL for an authorization to offer such other services.

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

SMP Regulation

     In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and were denominated C Band, D Band and E Band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September of 2004 and in March of 2006.

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

     On February 3, 2003, TCO replaced its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (sub-range of “B” frequencies) and II (subrange of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or PGO). On July 27, 2006, ANATEL published Act 59867 authorizing the incorporation of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC by GT, as well as the transfer of the respective SMP service authorization titles and of the SMP radio-frequency rights-of-use titles. Act 59867 also provides for the automatic termination of the authorizations for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM) of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC, upon each of their respective incorporations.

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among other things, the adoption of a carrier selection code for long-distance calls originating from our network. Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation are regulated by ANATEL. Thereafter, the terms and conditions of the interconnection have been freely negotiated between wireless and fixed-line operators, effective as of 2005, subject to compliance with regulations established by ANATEL. ANATEL submitted to public consultation new regulations on interconnection rules. ANATEL promulgated the following regulations on interconnection rules: the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”); the Regulation of Separation and Allocation of Costs (Resolution number 396/2005); the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”) and the new Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006).

     ANATEL’s Public Consultation number 642 of 2005 relates to alterations in the regulation of SMP. While counter-arguments thereunder must have been sent to ANATEL before January 16, 2006, none have been made. In the proposed regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards, an extension of the period for blocking use by insolvent customers and limits on the period of time after which customers may leave service plans. We have presented our arguments to ANATEL against proposals that may have adverse effects on our business. If these new regulations take effect, they may have an adverse effect on our revenues and results of operations.

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

     The new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses Celular CRT until 2022 (renewed in 2006, only once, for a fifteen-year period); Telerj until 2020 (renewed in 2005, only once, for a fifteen-year period); Telest until 2008; Telebahia and Telergipe until 2008; TC until 2008 or 2009 (for the cities of Ribeirão Preto and Guatapará); GT until 2013, TCO until 2021 (for Brazil’s Federal District, renewed in 2006, only once, for a fifteen-year period); Teleacre, Teleron, Telemat and Telems until 2009; Telegoiás until 2008; and NBT until 2013).
Spectrum rights may be renewed only once for a fifteen-year period.

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

     The mobile service authorizations of TC, GT, TCO, Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT, Telebahia, Telergipe, Telerj, Telest and Celular CRT involve obligations to meet some quality of service standards such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards data on April 23, 2003 (ANATEL Resolution No. 335/03).

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

Rate Regulation

     With respect to our Basic Plan and certain roaming charges incurred in connection with alternative service plans, our authorizations continue to provide for a price cap mechanism to set and adjust rates on an annual basis. The cap is the value with the rate of inflation deducted from the productivity estimated by ANATEL. The price cap is revised annually to reflect the rate of inflation as measured by the IGP DI. However, mobile operators are able to freely set the rates for alternative service plans.

     The initial price cap agreed to by ANATEL and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP DI.

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by ANATEL. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to ANATEL regulations. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement, and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, VC-2, VC-3 and international, among the same operators that made the VC-1 agreement. ANATEL is currently studying a new model to determine values of reference of remuneration for use of mobile networks – RVU-M – of SMP providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M, and is expected to be completed by mid-2007. In 2006 the free negotiation of the mobile call termination fees that was started in 2005 (VU-M) was maintained, although ANATEL did not accept the new agreements proposed by mobile and fixed operators. Therefore the provisional agreement between the local fixed concessionaires and the mobile operators reached in 2005 is still in effect, while new attempts at negotiation are in progress. See “—SMP Regulation” for more information on the status of this agreement.

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

C. Organizational Structure

     As of December 31, 2006, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica, through Brasilcel N.V., with 89.3% of our voting stock, 47.5% of our preferred shares and 62.8% of our total capital stock. Portugal Telecom and Telefónica share their participation in Brasilcel in equal percentages after the Merger, controlling 89.0% of our voting stock, 47.53% of our preferred shares and 62.40% of our total capital stock.

     Following the Merger, our subsidiaries are: TC, GT, TCO, Telebahia, Telergipe, Telerj, Telest and Celular CRT (all of these subsidiaries have now been merged into Vivo S.A. See “Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”). Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to our shareholders. See “Item 5.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica, see “—Our History and Development” and Exhibit 8.1.

D. Property, Plant and Equipment

     Our principal physical property consists of transmission equipment, switching equipment, base stations, and other communication devices, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, Packet Data Switching Network and gateways. All switches, cell sites, administrative buildings, administrative facilities, warehouses and stores are insured against damages for operation risks.

     As of December 31, 2006, we had 56 cellular switches in São Paulo and other equipment installed in 12 owned spaces, two leased spaces and 18 shared spaces. In São Paulo, we lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 3,229 base stations and other network equipment are installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, in Sao Paulo we own administrative buildings (approximately 5,126 square meters) and one retail store and we lease five administrative facilities (approximately 76,549 square meters), warehouse space (approximately 6,000 square meters), 11 administrative areas (approximately 6,257 square meters), 11 kiosks and 82 retail stores.

     As of December 31, 2006, Vivo S.A., in the states of Parana and Santa Catarina (“PR/SC”), had 18 cellular switches and other equipment installed in six owned spaces. In PR/SC, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Its 1,435 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. in PR/SC has one administrative building (approximately 4,582 square meters) and leases two administrative facilities (approximately 7,367 square meters), warehouse space (approximately 4,526 square meters), and 38 retail stores.

     As of December 31, 2006, Vivo S.A. in the midwest region (“CO”) had 21 cellular switches and other equipment installed in 11 owned spaces and one shared space. In CO, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 1,807 base stations and other network equipments were installed in cell sites, administrative buildings, administrative facilities and warehouses. Also in this region, Vivo S.A. owns six administrative buildings (approximately 35,380 square meters), two warehouse spaces (approximately 1,300 square meters), one administrative area (approximately 491 square meters) and three retail stores, and leases four administrative facilities (approximately 3,958 square meters), six warehouse spaces (approximately 8,288 square meters), three administrative areas (approximately 2,890 square meters) and 47 retail stores.

     As of December 31, 2006, Vivo S.A. in the northern region had 16 cellular switches and other equipment installed in 12 owned spaces and one leased space. Vivo S.A. leases in this region most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 572 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, the northern region owns a warehouse space (approximately 600 square meters) and leases five administrative facilities (approximately 5,556 square meters), five warehouse spaces (approximately 15,705 square meters) and 23 retail stores.

     As of December 31, 2006, Vivo S.A. in the states of Bahia and Sergipe had nine cellular switches and other equipment installed in two owned spaces and three shared spaces. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Their 622 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, they have their own administrative building with warehouse space (approximately 19,455 square meters both) and lease one administrative facility (approximately 872 square meters) and 24 retail stores throughout this region.

     As of December 31, 2006, Vivo S.A. in the states of Rio de Janeiro and Espirito Santo had 23 cellular switches and other equipment installed in four owned spaces, three shared spaces and one leased space. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,124 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, they have their own administrative buildings (approximately 3,122 square meters) and one retail store, and also lease an administrative facility (approximately 28,175 square meters), two warehouse spaces (approximately 11,977 square meters), eight kiosks and 44 retail stores throughout this Region.

     As of December 31, 2006, Vivo S.A. in the state of Rio Grande do Sul had 19 cellular switches and other equipment installed in two owned spaces, two leased spaces and 10 shared spaces. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,122 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, they have their own administrative building (approximately 1,484 square meters) and also lease an administrative facility (approximately 4,549 square meters), two warehouse spaces (approximately 7,524 square meters), four kiosks and 27 retail stores throughout this Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A.—Key Information—Selected Financial Data.” As discussed in “Presentation of Financial Information,” in February 2006, we merged with TSD, TLE and CRT. Under Brazilian GAAP, the Merger was recorded as from January 1, 2006. Since we were under common control with these entities since 2002, the financial information presented in “Item 5—Operating and Financial Review and Prospects” combines our operations with those of TSD, TLE and CRT for periods prior January 1, 2006.

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian GAAP are described in Note 3 to our consolidated and combined financial statements. A description of the differences in accounting policies between Brazilian GAAP and U.S. GAAP is included in Note 37 to our consolidated and combined financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated and combined financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

  goodwill impairment;
  revenue recognition;
  depreciation of property, plant and equipment;
  valuation of property, plant and equipment;
  provisions for contingencies;
  deferred income taxes; and
  financial instruments.

Goodwill impairment

     Under Brazilian GAAP, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS No. 142—“Goodwill and Other Intangible Assets”—goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. In October 2006, we completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2006.

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

Revenue recognition

     Under Brazilian GAAP and U.S. GAAP, we recognize revenues as the services are provided. Sales of wireless devices to dealers are recognized when the respective wireless device is activated by the end user. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, revenue from sales of wireless devices along with the related cost of the wireless devices are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. From January 1, 2004, we began to segregate free minutes given in connection with sales of wireless devices and recharges on prepaid phone plans. These minutes are recognized as used based on their respective estimated fair values.

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

Depreciation and amortization

     Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% decrease to the useful lives of switching and transmission equipment existing at December 31, 2006. This hypothetical 10% decrease would cause a R$130 million increase in our annual depreciation expense in the year of the change.

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

Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian GAAP. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or there if is any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

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

     The comparability of the TCP figures for the fiscal years ended December 31, 2003 and 2004 has been affected by the consolidation of the operating results of TCO from May 1, 2003.

     In February 2006, pursuant to the Merger, TCO became our wholly owned subsidiary and each of TLE, TSD and CRT merged with and into us. Under the Merger, the Vivo Companies consolidated with one another through a Brazilian law procedure, whereby TCO became a wholly owned subsidiary of Vivo pursuant to a merger of shares (incorporação de ações) of TCO and a merger of companies (incorporação de empresas) of TLE, TSD and Celular CRT with and into Vivo, with Vivo as the surviving company. Holders of common shares, preferred shares or (where applicable) ADSs of TCO, TLE, TSD and Celular CRT received common shares, preferred shares or ADSs, respectively, of Vivo upon approval of the Merger by the requisite percentage of the voting shareholders of Vivo, and of TCO, TLE, TSD and Celular CRT, as applicable. Upon the completion of the Merger, TCP was renamed Vivo Participações S.A. and has become the holding company of TCO and of the subsidiaries TLE, TSD and Celular CRT.

     Pursuant to the Merger, Brasilcel and its subsidiaries hold all of our common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification agreements which govern the Merger, we underwent a capital increase in the amount of R$2,631,136,636 as a result of the Merger, from R$6,670,152,498 to R$9,301,289,134. The agreements also provided that Celular CRT’s preferred shares held in treasury be transferred to TCP in connection with the Merger.

     At a Vivo Shareholders’ Meeting held on February 22, 2006, Vivo reduced its capital in the amount of R$3,147,782,181, from R$6,670,152,498 to R$3,522,370,316, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends. The total capital of Vivo is R$6,153,506,952, owing to an increase in the amount of R$2,631,136,636 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP and TCO, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

     Under Brazilian GAAP, the Merger was recorded as from January 1, 2006. Since we were under common control with TSD, TLE and CRT since 2002, the financial information presented in this “Item 5—Operating and Financial Review and Prospects” combines the results of our operations with those of TSD, TLE and CRT for periods prior to January 1, 2006.

     The Extraordinary General Shareholders’ Meeting held on October 31, 2006 approved the Merger between the fully owned subsidiary GT with Vivo’s other fully owned subsidiaries, including Telergipe, Telebahia, Telerj, Telest, Celular CRT, TC and TCO, as well as TCO’s subsidiaries, Telegoiás, Telemat, Telems, Teleron, Teleacre, and NBT.

     The objective of the corporate restructuring was to simplify the corporate and operational structure by unifying the general business administration of the operations. Operations will now be concentrated in a single operating company controlled by Vivo, to take full advantage of the synergies between the companies involved, increase Vivo shareholder value and continue the process approved in the Extraordinary General Shareholders’ Meeting held on February 22, 2006. Upon completion of the corporate restructuring, the name GT was changed to Vivo S.A.

Results of Operations for 2006, 2005 and 2004 for Vivo

     The following table sets forth certain components of our results for the periods presented.

Statement of Operations

	Year ended December 31,			Percent change

	2006 (1)	2005 (1)	2004 (1)
	Consolidated	Combined	Combined	2006-2005	2005-2004

	(in millions of reais)
Net operating revenue	10,936.7	11,253.8	10,929.4	(2.8)	3.0
Cost of services and goods	(5,564.2)	(5,337.3)	(5,338.1)	4.3	0.0
Gross profit	5,372.5	5,916.5	5,591.3	(9.2)	5.8
Operating expenses:
Selling	(3,787.5)	(3,744.5)	(2,833.0)	1.1	32.2
General and administrative	(1,112.2)	(1,033.3)	(959.2)	7.6	7.7
Other operating expenses, net	(270.6)	(360.1)	(129.2)	(24.9)	178.7
Total operating expenses	(5,170.3)	(5,137.9)	(3,921.4)	0.6	31.0
Operating income before financial expense,
net	202.2	778.6	1,669.9	(74.0)	(53.4)
Net financial expenses	(748.0)	(913.1)	(1,088.5)	(18.1)	(16.1)
Operating income (loss)	(545.8)	(134.5)	581.4	305.8	na
Net non-operating expense	(289.0)	(96.5)	(60.9)	199.5	58.5
Net income (loss) before income and social
contribution taxes and minority interests	(834.8)	(231.0)	520.5	261.4	na
Income and social contribution taxes	859.1	(363.0)	(438.5)	Na	(17.2)
Minority interests	(8.0)	(173.5)	(480.9)	(95.4)	(63.9)

Net Income (loss)	16.3	(767.5)	(398.9)	Na	92.4

________________________________________
(1)	The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

Operating Revenues

     Our operating revenues consist of the following:

  usage charges, which include charges for outgoing calls, monthly subscription charges, roaming and similar service;
  revenues from the sale of wireless devices and accessories;
  interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line or long-distance service providers for the use of our network; and
  other charges, including charges for the text messaging services (SMS), WAP, downloads, call forwarding, call waiting, voicemail, and call blocking.

     The composition of our operating revenues has been affected by the shift in the composition of customers to prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services), by our strategic focus on profitability and selective customer growth, and also by the change in the recognition of revenues related to prepaid services.

     Vivo’s net additions (number of new customers less churn) generated a 3.5% decrease in the number of contract customers to 5.5 million in 2006, from 5.7 million in 2005. The 2005 figure represented a 9.6% increase from 5.2 million in 2004. Similarly, net additions generated a 2.5% decrease in the number of prepaid customers to 23.5 million in 2006, from 24.1 million in 2005. The 2005 figure represented a 12.6% increase from 21.4 million in 2004.

     ANATEL authorizes cellular operators to increase tariffs based upon the prior twelve-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year.

     As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long-distance carrier selection codes (códigos de seleção de prestadora, or CSP) used by customers to choose their carrier for domestic long-distance services (VC2 and VC3) and international cellular calls. As a result, Vivo no longer receives direct revenues or incurs costs in connection with VC2 or VC3 or international calls.

     Additionally, in accordance with ANATEL’s regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of other SMP providers as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, if traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%. On July 14, 2006, ANATEL eliminated the rule of the partial “Bill & Keep” in the remuneration of network usage between SMP networks.

     The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not present operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

     The following table sets forth the components of our net operating revenues for the periods presented.

	Year ended December 31,			Percent change

	2006 (1)	2005 (1)	2004 (1)	2006-2005	2005-2004

	(in millions of reais)
Usage, additional call and monthly	7,243.9	7,399.0	6,377.8	(2.1)	16.0
subscription charges
Interconnection charges	4,338.1	4,304.4	4,590.9	0.8	(6.2)
Sales of wireless devices and accessories	2,742.6	3,051.7	2,984.6	(10.1)	2.3
Other	1,130.1	1,005.3	767.7	12.4	30.9
Gross operating revenue	15,454.7	15,760.4	14,721.0	(1.9)	7.1
Value-added and other indirect taxes	(3,094.1)	(3,157.7)	(2,756.1)	(2.0)	14.6
Discounts granted and return of goods	(1,423.9)	(1,348.9)	(1,035.5)	5.6	30.3

Net operating revenues (1)	10,936.7	11,253.8	10,929.4	(2.8)	3.0

________________________________________
(1)
The financial information presented for the 2006 fiscal year represents information from Vivo’s consolidated financial statements. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo and TSD, TLE and CRT.

     Net operating revenues decreased by 2.8% to R$10,936.7 million in 2006 and from R$11,253.8 million in 2005, which in turn represented a 3.0% increase from R$10,929.4 million in 2004. The reduction in 2006 reflects mainly a decrease in revenue from sales of wireless devices and accessories and usage charges, partially offset through an increase in interconnection charges and other revenues. The growth in 2005 reflects mainly an increase from usage charges, other revenues and sales of wireless devices and accessories, partially offset by a decrease in interconnection charges and monthly subscription charges.

     Usage, additional call and monthly subscription charges. Revenues from usage charges decreased by 2.1% to R$7,243.9 million in 2006, from R$7,399.0 million in 2005, which in turn represented a 16.0% increase from R$6,377.8 million in 2004. The decrease in usage charges in 2006 was mainly due to a decrease of 2.3% in our customer base to 29.1 million. The increase in usage charges in 2005 was mainly due to an increase of 12.5% in our customer base to 29.8 million customers in 2005 as compared to 26.5 million customers in 2004, in addition to an increase in traffic due to an increase of 10.8% in contract customers.

     Interconnection charges. Revenues from interconnection charges increased by 0.8% to R$4,338.1 million in 2006, from R$4,304.4 million in 2005, which in turn represented a 6.2% decrease from R$4,590.9 million in 2004. The increase in interconnection charges in 2006 was principally due to the end of the partial “Bill & Keep” rule in July 2006, which was partially offset by the reduction of fixed-line to mobile traffic in substitution for mobile-to-mobile traffic. By eliminating the effects of the partial “Bill & Keep” rule in 2006, interconnection charges decreased 14.3% . The decrease in interconnection charges in 2005 was principally due to a trend toward a greater volume of cellular-to-cellular calls and a reduction in the volume of fixed-line to cellular calls and to the effect of the partial “Bill & Keep” system under ANATEL’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime, as described in “Item 3.—Key Information.”

     Sales of wireless devices and accessories. Revenues from sales of wireless devices and accessories decreased by 10.1% to R$2,742.6 million in 2006 and from R$3,051.7 million in 2005, which in turn represented a 2.3% increase from R$2,984.6 million in 2004. The decrease in 2006 was mainly due to a reduction in the ratio of additional clients to our own wireless devices and a decrease in the average selling price due to competition. The increase in 2005 was mainly due to the increase in our customer base, described above, which resulted in part from promotional campaigns to acquire new customers.

     Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices. The subsidy strategy resulted in a gross loss (calculated as the difference of net operating revenues from sales minus the cost of goods sold) for Vivo of R$521.8 million, R$783.5 million and R$928.5 million in 2006, 2005 and 2004, respectively.

     Other. Revenues from other services increased 12.4% to R$1,130.1 million in 2006, and from R$1,005.3 million in 2005, which in turn represented a 30.9% increase from R$767.7 million in 2004. The increase was principally due to the increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services. The increase in 2005 was principally due to an increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services. This increase is a consequence of the development of products and the increased adoption of these services by users, reflecting widespread access and use of the tools, in addition to the increase in the wireless device portfolio.

     Value-added and other indirect taxes. Value-added and other indirect taxes decreased 2.0% to R$3,094.1 million from R$3,157.7 million in 2005, which in turn represented a 14.6% increase from R$2,756.1 million in 2004. The decrease was principally due to a decrease in gross operating revenue, particularly in revenue from the sales of wireless devices and accessories and usage charges. The increase in 2005 occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). The effective rate of taxes on gross operating revenues varies depending on the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 20.0%, 20.0% and 18.7% of our gross operating revenues in 2006, 2005 and 2004, respectively.

     Sales and services discounts and return of goods sold. Discounts and returns increased by 5.6% in 2006 to R$1,423.9 million, from R$1,348.9 million in 2005, which in turn represented a 30.3% increase from R$1,035.5 million in 2004. Discounts and returns corresponded to 9.2%, 8.6% and 7.0% of our gross operating revenues in 2006, 2005 and 2004, respectively. The increase was principally due to the increase of discounts on services due to competition. The increase in 2005 was principally due to increases in discounts on wireless devices and accessories in response to aggressive competition from other providers and to higher commissions for prepaid card sales.

Cost of Services and Goods

     The following table sets forth the components of our costs of services and goods sold for 2006, 2005 and 2004, as well as the percentage change from the previous year.

	Year ended December 31,			Percent change

	2006 (1)	2005 (1)	2004 (1)	2006-2005	2005-2004

	(in millions of reais)
Cost of goods sold	(1,898.3)	(2,424.7)	(2,682.0)	(21.7)	(9.6)
Depreciation and amortization	(1,327.5)	(1,240.4)	(1,237.9)	7.0	0.2
Supplies, outside services other	(517.9)	(399.4)	(279.4)	29.7	42.9
Interconnection charges add	(785.0)	(242.7)	(347.6)	223.4	(30.2)
Rent, insurance, condominium fees, and	(429.3)	(438.2)	(380.3)	(2.0)	15.2
leased lines
Personnel	(88.7)	(98.2)	(91.2)	(9.7)	7.7
Taxes	(517.5)	(493.7)	(319.7)	4.8	54.4

Cost of services and goods	(5,564.2)	(5,337.3)	(5,338.1)	4.3	0.0

________________________________________
(1)
The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

     Cost of services and goods increased by 4.3% in 2006 to R$5,564.2 million, from R$5,337.3 million in 2005, which remained stable compared to 2004, which reached R$5,338.1 million. The increase in 2006 was principally due to an increase in interconnection costs resulting from the end of the “Bill & Keep” rule in July 2006, an increase of third-party costs and the depreciation and amortization costs, partially offset by a reduction in the cost of goods sold. The increase in 2005 was mainly due to increases in tax payments, depreciation and amortization and the cost of third party services. This increase was partially offset by a decrease in interconnection charges paid to other providers and the cost goods sold. Gross margin (gross profit as a percent of net revenues) corresponded to 49.1%, 52.6% and 51.2% in 2006, 2005 and 2004, respectively.

     Cost of goods sold. Cost of wireless devices and accessories decreased 21.7% to R$1,898.3 million in 2006, from R$2,424.7 million in 2005, which in turn represented a decrease of 9.6% from R$2,682.0 million in 2004. The decrease in 2006 was mainly due to the decrease in the ratio of additional clients to our own wireless devices, lower costs as a result of negotiations with suppliers and valuation of the real against the U.S. dollar. The decrease in 2005 was principally due to lower costs negotiated with suppliers and fewer new customers in 2005 compared to 2004.

     Depreciation and amortization. Depreciation and amortization expenses increased 7.0% to R$1,327.5 million in 2006, from R$1,240.4 million in 2005, which in turn represented an increase of 0.2% from R$1,237.9 million in 2004. The increase in 2006 was principally due to investments and completion of projects, in particular the expansion and coverage of our network and the amortization of intangible goods such as software. The increase in 2005 was principally due to expansion of our transmission network and other assets driven by the expansion in our customer base.

     Supplies, outside services and other. Cost of materials and third-party services increased 29.7% to R$517.9 million in 2006, from R$399.4 million in 2005, which in turn represented an increase of 42.9% from R$279.4 million in 2004. The increase in 2006 was principally due to an increase in the costs of public services and the cost of the network for service data. The increase in 2005 was principally due to increase in the cost of third-party services and rental payments, such as network maintenance services and the costs of rented circuits and transmission lines.

     Interconnection charges. Interconnection charges increased by 223.4% to R$785.0 million in 2006, and from R$242.7 million in 2005, which in turn represented a decrease of 30.2% from R$347.6 million in 2004. The increase in 2006 is due to the end of the “Bill & Keep” rule in July 2006. By eliminating the effects of “Bill & Keep” in 2006, interconnection charges decreased 31.6% as a result of the reduction in the mobile-to-fixed tariff, partially offset by an increase in total traffic mainly in mobile-to-mobile traffic.

     Rent, insurance, condominium fees, and leased lines. Rent, insurance, condominium fees, and leased lines expenses decreased 2.0% to R$429.3 million in 2006, from R$438.2 million in 2005, which in turn represented an increase of 15.2% from R$380.3 million in 2004. The decrease in 2006 was principally due to a decrease in payment for the connection through the utilization of the circuits and through renegotiating leases. The increase in 2005 was principally a result of increases in lease payments for shared space, paid for by a reduction in commercial equipment leases.

     Personnel. Personnel expenses decreased 9.7% to R$88.7 million in 2006, from R$98.2 million in 2005, which in turn represented an increase of 7.7% from R$91.2 million in 2004. The decrease in 2006 was principally due to a larger number of employees having been allocated to capital expenditure projects, such as the construction of networks, partially offset by the increase in salaries under the terms of our collective bargaining agreement and the increase in the number of employees. The increase in 2005 was mainly due to an approximate 6% increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually and which takes effect on November 1, and to training program costs.

     Taxes. Taxes increased 4.8% to R$517.5 million in 2006, compared to R$493.7 million in 2005, which in turn represented a 54.4% increase from R$319.7 million in 2004. The increase in 2006 was principally due to the increase in FISTEL taxes. The increase in 2005 was principally due to a change in accounting policies at TCO to bring TCO’s accounting for FISTEL and other taxes in line with that of TCP. Beginning in January of 2005, TCO began to accrue amounts monthly for these taxes, as does TCP, rather than recognize the entire tax amount in December of a given fiscal year.

Operating Expenses

     The following table sets forth the components of our operating expenses for each of the years ended December 31, 2006, 2005 and 2004, as well as the percentage change from the prior year.

	Year ended December 31,			Percent change

	2006 (1)	2005 (1)	2004 (1)	2006-2005	2005-2004

	(in millions of reais)
Selling expenses	(3,787.5)	(3,744.5)	(2,833.0)	1.1	32.2
General and administrative expenses	(1,112.2)	(1,033.3)	(959.2)	7.6	7.7
Other net operating expenses	(270.6)	(360.1)	(129.2)	(24.9)	178.7

Total	(5,170.3)	(5,137.9)	(3,921.4)	0.6	31.0

________________________________________
(1)
The financial information presented for the 2006 fiscal year represents information from Vivo’s consolidated financial statements. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo and TSD, TLE and CRT.

     Vivo’s operating expenses increased 0.6% to R$5,170.3 million in 2006, from R$5,137.9 million in 2005, which in turn represented an increase of 31.0% from R$3,921.4 million in 2004. The increase in operating expenses in 2006 was principally due to the increase in general and administrative expenses compensated through a reduction in other operating expenses. The increase in operating expenses in 2005 was principally due to an increase in selling expenses, which in 2005 totaled R$3,744.5 million, a 32.2% increase from R$2,833.0 million in 2004.

     Selling expenses. Selling expenses increased 1.1% to R$3,787.5 million in 2006, from R$3,744.5 million in 2005, which in turn represented a 32.2% increase from R$2,833.0 million in 2004. The increase in 2006 was principally due to a 11.4% increase of debtors in default that totaled R$720.5 million in 2006, an increase in third-party costs, especially in customer service, and an increase in depreciation and amortization, partially offset by a reduction in advertising costs. The increase in debtors in default in 2006, which includes an incremental value, occurred in the second quarter of R$161.5 million, mostly due to a migration of clients to new systemic platforms that caused delays in billing and collection in the period that followed the implementation of such platforms. The increase in 2005 was principally due to increases in expenses for third-party services (such as marketing, client care and call center services); increases in the provision for doubtful accounts; and expenses for depreciation of stores, equipment and other assets. Provisions for doubtful accounts increased 93.1% to R$647.0 million for the year ended December 31, 2005 from R$335.1 million for the year ended December 31, 2004, mainly due to an increase in our customer base and the effect of changes in how we recognize acquisitions of new customers and receivables from calls made through networks of other operators. Such values, according to the present regulations, are necessarily paid to the cited operators, independent of recognition of such calls from our customers. Provisions for doubtful accounts were 4.7%, 4.1% and 2.28% of gross revenues for 2006, 2005, and 2004, respectively.

     General and administrative expenses. General and administrative expenses increased by 7.6% in 2006 to R$1,112.2 million, and from R$1,033.3 million in 2005, which in turn represented an increase of 7.7% in 2004 from R$959.2 million in 2004. The increase in 2006 was principally due to the increase in depreciation and amortization of expenses beyond the increase in personnel, leasing and insurance costs and housing association fees, offset partially by a reduction in third-party costs, especially consulting and general structure costs. The increase in general and administrative expenses in 2005 was primarily due to increases in outsourcing, especially for data processing and network maintenance and to larger depreciation and amortization expenses.

     Other net operating expenses. The net amount of other operating expenses decreased by 24.9% to R$270.6 million in 2006, from R$360.1 million in 2005, which in turn represented an increase of 178.7% from R$129.2 million in 2004. The decrease in 2006 was principally due to the reversal of provision for PIS and COFINS in the amount of R$149.1 million, recorded as “recovered expenses”, and the decrease in goodwill amortization, partially offset by the increase in reserve for contingencies. The increase in 2005 was mainly caused by the amortization of goodwill generated in the acquisition of additional shares of TCO.

Net Financial Expenses

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the previous year, for each of the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,			Percent Change

	2006 (1)	2005 (1)	2004 (1)	2006-2005	2005-2004

	(in millions of reais)
Financial income	286.8	439.7	379.6	(34.8)	15.8
Exchange gains and losses	323.0	466.3	359.2	(30.7)	29.8
Gains (Losses) on foreign currency derivative
contracts	(764.3)	(1,120.0)	(1,030.2)	(31.8)	8.7
Financial expenses	(593.5)	(699.1)	(797.1)	(15.1)	(12.3)

	(748.0)	(913.1)	(1,088.5)	(18.1)	(16.1)

________________________________________
(1)	The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

     Net financial expense reflects, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 28 to our financial statements. Our net financial expenses decreased 18.1% to R$748.0 million in 2006, from R$913.1 million in 2005, which in turn represented a decrease of 16.1% from R$1,088.5 million in 2004. The decrease in 2006 was principally due to the reduction in net indebtedness, which occurred due to the corporate reorganization and financial liabilities restructuring, as well as to the decrease in the interest rates during the period (15.0% in 2006 and 19.0% in 2005).

     Vivo’s net financial expenses decreased between 2004 and 2005 primarily due to a reduction in our cost of net debt obtained from the renewal of financial agreements, which offset the higher interest rates during the period (from 16.17% per year in 2004 to 19.0% per year in 2005).

     As of December 31, 2006, all of our foreign exchange indebtedness (R$2,651.2 million) was covered by long positions under hedging agreements. Under those derivative agreements, our subsidiaries’ foreign exchange-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. This resulted in a gain of R$335.0 million in our foreign currency-denominated debt (a gain of R$460.1 million in 2005 and a gain of R$355.3 million in 2004), which was offset by losses in our currency and interest rate derivatives contracts of R$764.3 million in 2006 (a loss of R$1,120.0 million in 2005 and a loss of R$1,030.2 million in 2004).

Net non-operating Expense

     The net non-operating expense increased by 199.5% to R$289.0 million from R$96.5 million in 2005, which in turn represented a 58.5% increase from R$60.9 million in 2004. In 2006, we recorded a provision for loss in property, plant and equipment in the amount of R$278.0 as a result of our analysis of the recoverability of assets related to the technologies.

Income and Social Contribution Taxes Income (Expense)

     We recorded income from income and social contribution taxes in the amount of R$859.1 million in 2006, a variation from an expense of R$363.0 million that we recorded in 2005, which in turn represented a 17.2% decrease from an expense of R$438.5 million in 2004. This shift from expense to income in 2006 resulted from the Corporate Restructuring process. See Note 30 to our financial statements.

Minority Interest

     Minority interests decreased by 95.4% to R$8.0 million in 2006, from R$173.5 million in 2005. The minority interest recorded for the year ended December 31, 2006 represents the minority interest in TCO on January 2006. In February 2006, pursuant to the Merger, TCO became a wholly owned subsidiary of Vivo.

Vivo’s Segments

     As described in “Item 4—Information of the Company—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”, during 2006, we completed corporate restructurings to simplify our corporate legal structure and create a single legal operating company. This resulted in changes to our management structure and operating segments. By the end of the year ended December 31, 2006, we had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented.

B. Liquidity and Capital Resources

Sources of Funds

     Vivo generated cash flow from operations of R$3,100.8 million, R$2,302.2 million and R$2,068.4 million in 2006, 2005 and 2004, respectively.

     Vivo had net cash used in financing activities of R$1,458.4 million as of December 31, 2006. Although Vivo obtained new loans in the aggregate amount of R$2,200.7 million in that period, these were more than offset by loan repayments of R$2,962.0 million and net settlements on derivatives contracts of R$640.5 million.

     Vivo had R$2,910.1 million in long-term loans and financing as of December 31, 2006. Vivo’s R$1,590.3 million in short-term indebtedness as of December 31, 2006 consisted primarily of funding from financial institutions. As of December 31, 2006, Vivo had a working capital (current assets minus current liabilities) deficit of R$27.5 million compared to a working capital of R$1,326.3 million as of December 31, 2005. As of December 31, 2004, Vivo had a working capital (current assets minus current liabilities) deficit of R$352.0 million.

     On May 1, 2005, Vivo issued debentures in the aggregate principal amount of R$1.0 billion in two series, both maturing in May 2015. The first series, in the aggregate amount of R$200.0 million, bears interest at 103.3% of the average daily interbank deposit rate for deposits of one day (DI—Depósitos Interfinanceiros de um dia, extragrupo), payable semiannually, and is subject to renegotiation of terms (repactuação) in May 2009. The second series, in the aggregate amount of R$800.0 million, bears interest of 104.2% of the average daily interbank deposit rate, payable semiannually, and is subject to renegotiation of terms in May 2010. The proceeds of the issuance of these debentures were used for the repayment of short-term debt.

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

     Our capital expenditures (including capitalized interest) amounted to R$2,103.9 million, R$2,206.5 million and R$1,940.5 million in 2006, 2005 and 2004, respectively. Payment of debt and derivative instruments consumed cash flows of R$3,602.5 million, R$4,080.5 million and R$5,134.4 million in 2006, 2005 and 2004, respectively. Dividends and interest on equity payments consumed cash flows of R$63.2 million, R$184.7 million and R$176.5 million in 2006, 2005 and 2004, respectively.

Capital Expenditures

     The following table sets forth our total capital expenditures for the periods indicated:

	Year ended December 31,

Vivo	2006 (1)	2005 (1)	2004 (1)

	(in millions of reais)
Switching equipment	375.9	523.0	582.1
Transmission equipment	844.4	862.8	623.8
Information technology	414.8	407.6	291.9
Others(2)	468.8	413.1	442.7

Total capital expenditures	2,103.9	2,206.5	1,940.5

________________________________________
(1)	The financial information presented for 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006. The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

(2)	Consisting primarily of free wireless device rentals, network construction, furniture and fixtures, office equipment and store layouts.

     Our capital expenditures over the past three years related primarily to increasing our network capacity and coverage. The Company continued its projects for improvement and expansion of the capacity of services rendered, which provided support to increase the CDMA 1XRTT and EVDO network, expansion of transmission routes, system centralization and integration (billing, collection and CRM, among others), development of new services and opening and renovating points of sale and terminals for the corporate segment.

     In the aggregate, R$2,103.9 million were invested during the year ended December 31, 2006, which included investment in the GSM/EDGE network and in the current CDMA/EV-DO network. This amount represented 19.28% of our net operating revenues.

     Our capital expenditures for 2007 include investments in network expansion on GSM/EDGE overlay, introduction of new products and services to maximize the use of cellular phones, expansion of our stores and the continual improvement of the quality of services provided to our customers (the amount will be approved at a general shareholders’ meeting). We intend to pay these expenses with funds generated by operations and our available borrowing capacity.

Payments of Dividends to Shareholders

     The holders of preferred shares are entitled to exercise voting rights since the 2005 general shareholders’ meeting and until we pay the minimum dividends. However, this has no significant impact on our ownership structure, since our controlling shareholders own more than 50% of our total capital. See “Item 8.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends—Payment of Dividends.”

Debt

     As of December 31, 2006, Vivo’s total debt position was as follows:

Amount Outstanding as of
Debt	December 31, 2006

(in millions of reais)
Financing from financial institutions	4,358.5
Fixcel (acquisition of TCO)	10.7
Interest	131.2

Long-term debt(1)	2,910.1
Short-term debt	1,590.3

Total debt	4,500.4

________________________________________
(1)	Excludes the short-term portion of long-term debt.

     As of December 31, 2006, Vivo’s total debt was R$4.5 billion, of which R$2.7 billion, or 59%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$1,651 million was denominated in U.S. dollars (US$772 million), R$902.8 million was denominated in yen (¥50,286 million), and R$28 million was denominated in UMBNDES, which comprises a mix of different currencies. Devaluation of the real results in exchange losses on our foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2006, we incurred financial expense from foreign currency derivative transactions of R$764 million against financial income from monetary and foreign exchange variations of R$335 million. At December 31, 2006, we had derivative contracts that covered 99% of our foreign currency-denominated debt and other foreign currency liabilities. The unrealized costs (net of unrealized gains on foreign exchange derivatives contracts) at December 31, 2006 were R$501 million.

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2006, approximately 52% of our interest-bearing liabilities bore interest at floating rates and primarily LIBOR for U.S. dollar-denominated debt and CDI, IGPM and TJLP for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates rise. At December 31, 2006, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. Vivo protected against the risk of interest rates increasing (LIBOR) by entering into derivative contracts in the total amount of US$232 million and R$1,864.0 million, respectively. The CDI rates as of December 31, 2006 and 2005 were 13.17% and 19.0%, respectively.

     Some of the debt agreements of Vivo contain restrictive covenants. Financial ratios apply to some indebtedness and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt-to-capital ratios. Vivo S.A. has indebtedness and financing with the National Economic and Social Development Bank (BNDES), which as of December 31, 2006 totaled R$191.9 million. In accordance with contractual obligations, there are several economic and financial indicators that must be maintained annually. Vivo S.A. did not meet the required level of “EBITDA Margin” (EBITDA over net operational revenue), “EBITDA Margin without wireless devices” (eliminating net income of the sale of goods and cost of wireless devices sold), and the current liquidity (current assets over current liabilities) as of December 31, 2006. We have already obtained a waiver from the bank for the non-fulfillment of such obligations. Vivo S.A. has indebtedness and financing with the Europe Bank of Investments, which as of December 31, 2006 totaled R$240.5 million. On that same day, various economic and financial indicators were met by Vivo S.A.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Net losses for 2006, 2005 and 2004 were R$460.5 million, R$494.2 million and R$489.0 million under U.S. GAAP, compared to net income (losses) of R$16.3 million, R$(767.5) million and R$(398.9) million, respectively, under the Brazilian Corporate Law Method. Shareholder’s equity at December 31, 2006, 2005 and 2004 was R$9,126.2 million, R$7,165.6 million and R$5,685.9 million, respectively, under U.S. GAAP, compared to R$8,371.7 million, R$7,047.5 million and R$5,830.9 million, respectively, under the Brazilian Corporate Law Method.

     See Note 37 to our audited consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure

of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact EITF 06-3 to determine the impact on its consolidated financial statements.

     In July 2006, the FASB issued FASB Interpretation No. 48, (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an Interpretation of FASB Statement No. 109 which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. We are evaluating the potential impact of this interpretation on our financial statements but we do not anticipate any such impact to be material.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurement. FAS 157 does not require any new fair value measurements and we do not expect the application of this standard to change our current practice. FAS 157 requires prospective application for fiscal years ending after November 15, 2007.

     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer that is a business entity who sponsors one or more single-employer defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position; (ii) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” or No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”; (iii) measure defined benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (iv) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year arising from the delayed recognition of the gains or losses, prior service costs or credits, and transition net assets or obligations. We adopted SFAS 158 recognition and related disclosure provisions as of December 31,2006, which resulted in a gain of R$29,645, net of income taxes, recorded directly in accumulated other comprehensive income (AOCI).

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that shows the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We will be evaluating the impact SFAS No. 159 will have on our financial statements during 2007.

C. Research and Development

     Vivo maintains partnerships with the Universidade Federal do Rio Grande do Sul (UFRGS) and with Pontifica Universidade Católica do Rio Grande do Sul (PUCRS). Such partnerships permit Vivo to have laboratories at the universities, which conduct research and development of new technologies, and which support and push innovative processes. We also solidified a partnership at the end of 2004 with the Centro de Pesquisas e Desenvolvimento em Campinas – São Paulo (CPqD), to assess and study new technologies.

     The Company incurred no significant cost in 2006, 2005 and 2004.

D. Trend Information

     In 2007, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value-added services, targeted growth on average revenue per user, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products of high quality in order to meet our clients’ expectations.

E. Off-balance sheet arrangements

     As of December 31, 2006, there were no off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by Period

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

	(in millions of reais)
Contractual obligations:
Long-term debt(1)	4,405.7	1,495.7	1,761.7	148.3	1,000.0
Operating leases	2,893.4	341.9	658.5	604.3	1,288.7
Unconditional purchase obligations	125.9	85.7	40.2	-	-
Other long-term obligations(2)	63.8	37.2	26.6	-	-

Total contractual cash obligations(3)	7,488.8	1,960.5	2,487.0	752.6	2,288.7

________________________________________
(1)	Includes short-term portions of long-term debt.

(2)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.

(3)	Excludes pension fund obligations.

     In addition, we have a rental commitment with Telecomunicações de São Paulo S.A.—Telesp, a related party, in an annual amount of R$120.0 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

         Our company is managed by a Board of Directors and a Board of Executive Officers. Our shareholders elect the members of the Board of Directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The board currently consists of nine members. The terms of the current members of the board of directors will expire in April 2009. The Board of Directors hold regular quarterly meetings, and the chairman or two board members may call special meetings.

         The following are the current members of our Board of Directors and their respective positions.

Name	Position	Date Elected

Luis Miguel Gilpérez López	Chairman	March 22, 2007

Name	Position	Date Elected

João Pedro Amadeu Baptista	Vice Chairman	May 10, 2006
Shakhaf Wine	Director	March 26, 2006
Félix Pablo Ivorra Cano	Director	March 26, 2006
Ignacio Aller Malo	Director	March 26, 2006
Rui Manuel de Medeiros D’Espiney Patrício	Director	May 10, 2006
Luiz Kaufman	Director	March 26, 2006
Henry Philippe Reichstul	Director	March 26, 2006
António Gonçalves de Oliveira	Director	March 26, 2006

     Set forth below are brief biographical descriptions of our directors.

     Luis Miguel Gilpérez López, born on December 7, 1959, is General Director of the Mobile division of Telefónica International and a member of the Supervisory Board of Brasilcel N.V. He was a board member of TCP, Celular CRT, TSD, TCO, Teleacre, Telegoiás, NBT, Telemat, Telems, TCO-IP S.A. and Teleron from 2004 to 2005. He began working for the Telefónica group in 1981, having assumed growing responsibilities in areas including networks, infrastructure, product and services development and marketing. He has a degree in Industrial Engineering and a master’s degree in Business Administration.

     João Pedro Amadeu Baptista, born on March 23, 1958, is currently the Vice Chairman of the Supervisory Board of Brasicel N.V.; Vice Charmain of the Board of Directors of Vivo; Chairman of the Supervisory Board of Portugal Telecom - Investimentos Internacionais Consultoria Internacional, S.A.; PT Móveis – Serviços de Telecomunicações, SGPS, S.A.; PT Acessos de Internet WI-FI, S.A.; PT Ventures, SGPS, S.A.; Portugal Telecom Brasil, S.A. and Mobitel; member of the Board of Directors of Universo Online – UOL and Unitel, SARL; Charmain of the Manager Board of Directel, since 2006. He is a member of the Audit Committee of Victoria and Albert Museum em Londres, since 2005. Mr. Baptista was leader of the global team of telecommunications and partner of Booz Allen Hamilton, in the United Kingdon, from 2005 until 2006. Mr. Baptista was global leader for the group of technology, information and entertainment industry of March & McLennan Companies Inc., from 2004 until 2005. He was member of Executive Commission and partner of Mercer Management Consulting, from 1997 until 2005; global responsibility for the group’s of technology, information and entertainment, from 2000 until 2005; co-leader for the United Kingdom, from January 2001 until 2005. He holds a degree in Engineering Mechanics, a post-graduate degree in Energy from the Federal Polytechnical Scholl of Lausanne, Switzerland, and a MBA from Stanford Graduate School of Business, Stanford, CA, EUA.

     Shakhaf Wine, born on June 13, 1969, is the President of Portugal Telecom Brasil S.A, an executive board member of PT Investimentos Internacionais S.G.P.S., a member of the board of directors of Brasilcel N.V. and a member of the board of directors of Vivo and Universo Online S.A. Previously Mr. Wine was a board member at TCP, TCO, TSD, Celular CRT and Banco1.Net S.A. Before joining Portugal Telecom in April 2003, Mr. Wine was a Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003, based in London. Additionally, he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998, also based in London. Previously Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. He holds a degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

     Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Telecomunicações de São Paulo S.A, Brasilcel N.V, Vivo Participações. He was a member of the Board of Directors of TSD, TLE, TCO and Celular CRT until February 2006. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development until January 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica

Superior de Engenharia—ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas—ICADE also in Madrid.

     Ignacio Aller Malo, who was born on December 1, 1945, is a member of the Board of Directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Vivo Participações, S.A. He was a member of the Board of Directors of TSD, TLE and Celular CRT until February 2006. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967.

     Rui Manuel de Medeiros D’Espiney Patrício, born on August 17, 1932, is a member of the Board of Directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Klabin S.A., Vivo, Jerónimo Martins (Portugal) and Espirito Santo International Holding. He was a member of the Board of Directors of Banco Boavista S.A. from 1997 until 2000; member of the Board of Directors of Banco Inter-Atlântico S.A. from 1980 until 1997, member of the Board of Directors of Ericsson do Brasil from 1979 until 1997, Managing Director and Executive Vice-President of Monteiro Aranha S.A. from 1976 until 1992, Representative of the Monteiro Aranha Group in Europe from 1975 until 1976, and worked at Financiadora Volkswagen do Brasil from 1974 until 1975. Mr. Patrício was Minister for Foreign Affairs of Portugal from 1970 until 1974, Under-Secretary of State for Overseas Economic Development of Portugal from 1965 until 1970, Member of the Commission for Overseas Development Plan from 1963 until 1965, Economic Advisor of Sacor (Oil Company) from 1958 until 1964, and between 1958 and 1963 he was Assistant Professor at Lisbon University. Mr. Patrício has a degree in Law from the University of Lisbon – 1955, a post-graduate degree in Political Economics from University of Lisbon – 1956 and Business Administration from Fundação Getúlio Vargas (São Paulo) – 1975.

     Luiz Kaufmann, born on August 7, 1945, has been a member of the Board of Directors and Audit Committee of Vivo since July 2005. He was a member of the Board of Directors and Audit Committee of TSD, TLE, TCO and Celular CRT, since July 2005 and until February 2006. Mr. Kaufmann is President and CEO of Medial Saude S/A, a health care company. Mr. Kaufmann is also a member of the Board of Directors of Gol Linhas Aéreas Inteligentes and chairman of its audit committee. Mr. Kaufmann is a partner at L. Kaufmann Consultores Associados, a boutique investment bank, through which Mr. Kaufmann was in charge of the turn-around and sale of Vésper Brazil from May 2001 to November 2003 and in the turn-around and sale of Primesys from October 2004 to October 2005. Mr. Kaufmann was partner of GP Investimentos from 1999 to 2001 and a Board member of several companies controlled by GP, CEO of Aracruz Celulose S.A. and Chairman of the Board of Directors of Tecflor from November 1993 to April 1998. Previously he spent several years as Managing Director of Arthur D. Little in Brazil. Mr. Kaufmann began his career at Serete S.A. Engenharia as project engineer in 1968, rising to the position of Director of Finance and Control by 1974. Mr. Kaufmann then held various other executive positions prior to those described above. Mr. Kaufmann holds a degree from Universidade Federal do Paraná and a Master of Sciences in Industrial Engineering from Illinois Institute of Technology.

     Henry Philippe Reichstul, born on April 12, 1949, is a member of the Board of Directors and Audit Committee of Vivo since July 2005. He was a member of the Boards of Directors and Audit Committees of TSD, TLE, TCO and Celular CRT, since July 2005 and until February 2006. Mr. Reichstul is also a member of the Boards of Prisma Energy International, TAM-Linhas Aéreas S.A., Pão de Açúcar Group, Repsol YPF S.A., Member of the Advisory Board of Lhoist do Brasil Ltda, Member of the Consulting Board of Peugeot Citroen do Brasil, Member of the Strategic Board of ABDIB-Associação Brasileira da Infra-Estrutura e Indústrias de Base, Member of Coinfra-Conselho Superior da Infra-Estrutura da FIESP, and Vice Chairman of the Board of the Brazilian Foundation for Sustainable Development. Mr. Reichstul was the Chief Executive Officer of Petrobrás Petróleo Brasileiro S.A. from March 1999 to December 2001 and was the Chief Executive Officer of Globopar in 2002. Prior to that time, Mr. Reichstul held various positions as an economist and as an executive. Mr. Reichstul has served on the Boards of Directors of Telebrás from 1985 to 1986, Eletrobrás Centrais Elétricas S.A. from 1985 to 1987 and BNDES from 1986 to 1989. Mr. Reichstul holds a degree in Economics from Universidade de São Paulo and did post-graduate work at Hertford College of Oxford University.

     Antonio Gonçalves de Oliveira, born on May 4, 1944, is currently a member of the Board of Directors and Audit Committee of Vivo since July 2005, and a member of the Board of Directors of TCP, since March 2001. Mr. Gonçalves de Oliveira was a member of the Boards of Directors and Audit Committees of TSD, TLE, TCO and Celular CRT, since July 2005 and until February 2006. He is a member of the Board of Auditors of COELBA -

Companhia de Eletricidade da Bahia, since April, 2006 at the appointment of Caixa de Previdência dos Funcionários do Banco do Brasil, a large Brazilian pension fund and shareholder of COELBA, President of AAMAC - Associação de Amigos do Museu de Arte Contemporânea da USP, an important participant in the contemporary cultural scene (2004/2006) and member of the council of representatives of FIESP (Federation of Industries of the state of Sao Paulo) (2003/2007). Mr. Gonçalves de Oliveira is also a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the vice president of the Brazilian Businessmen’s Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and President of the decision council of the National Employee Association of Banco do Brasil (ANABB). From 1991 to 1995, he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE). He holds a degree in Social Sciences from the University of São Paulo, Brazil, and a master’s degree in Communication Sciences from the same university.

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

Board of Executive Officers

     Our by-laws provide for a Board of Executive Officers with six positions, each elected by the Board of Directors for a term of three years. Our Board of Executive Officers currently has six members. In the absence or temporary inability to perform his duties, the Chief Executive Officer will be replaced by the Executive Vice President of Finance, Planning and Control. In the case of a vacancy in any position on the Board of Executive Officers, the respective replacement shall be appointed by the Board of Directors; in case of any inability, the Chief Executive Officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the Board of Executive Officers, but the members of the Board of Executive Officers cannot be elected to the Board of Directors. The Board of Directors may remove executive officers from office at any time.

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed

Roberto Oliveira de Lima	Chief Executive Officer	April 12, 2006
Ernesto Gardelliano	Executive Vice President of Finance, Planning and	April 12, 2006
Control and Investor Relations Officer
Paulo Cesar Pereira Teixeira	Executive Vice President of Operations	April 12, 2006
Eduardo Aspesi	Executive Vice President of Marketing and Innovation	October 10, 2006
Javier Rodríguez García	Vice President of Networks	April 12, 2006
Sérgio Assenço Tavares dos Santos	Vice President of Regulatory Matters	April 12, 2006

     Set forth below are brief biographical descriptions of our executive officers.

     Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer of Vivo, Vivo S.A. and TCO-IP S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005. He was the Chief Executive Officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getulio Vargas, Brasil, and a master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

     Ernesto Gardelliano, born on January 15, 1962, is Executive Vice President of Finance, Planning and Control and Investor Relations Officer of Vivo, Vivo S.A. and TCO-IP S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Gardelliano has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel. He joined Coopers & Lybrand in Argentina in 1984 where he developed his career in the Audit Department. During 1990, Mr. Gardelliano was transferred to Italy. In January 1993, he joined Movicom, the first mobile telecom operator in Argentina. The Company was a Joint Venture led by BellSouth and Motorola. Mr. Gardelliano acted as the Financial Controller until 1997, when he was promoted to Chief Financial Officer. In 2005, and after the sale of the Latin American Assets of BellSouth, he became Regional Director for Argentina, Chile and Uruguay for Telefónica Móviles and transferred to Brazil to take over responsibilities in the Finance area of the above mentioned Companies, namely Vivo. Mr. Gardelliano is a Certified Public Accountant, a graduate of the University of Buenos Aires and holds a degree in Upper Management from the Instituto de Altos Estudios at the Universidad Austral.

     Paulo Cesar Pereira Teixeira, born on June 18, 1957, is the Executive Vice President of operations of Vivo since 2003, Vivo S.A. and TCO-IP S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Teixeira is also a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A. He was the Executive Vice-President of Operations of TSD, TLE and Celular CRT until February 2006. Since 1998 Mr. Teixeira has acted as Vice-President of Telerj, Telest, Telebahia, Telergipe, Celular CRT and he was member of the Board of Directors of TSD, TLE and Celular CRT from 2001 until 2003. In 1998 he was a Director of Telepar, Telesc and CTMR Celular S.A., companies of Telecomunicações Brasileiras S.A. Telebrás, and Vice President of Tele Celular Sul S.A. Mr. Teixeira was Director of telecommunications engineering of Mato Grosso do Sul S.A. Telems, a company of Telecomunicações Brasileiras S.A. Telebrás, from 1995 through 1998. During 1995, he was a Department Manager of investment management. In 1994 he was an Assistant to the Director of Engineering. From 1990 until 1994, Mr. Teixeira served as Divisional Manager of coordination and expansion of Telebrás Holdings. Mr. Teixeira was engineer in the areas of service development and investment control of Telebrás Holding from 1988 through 1990. From 1980 until 1987, Mr. Teixeira performed several different managerial duties at Companhia Riograndense de Telecomunicações S.A.—CRT and was also a member of the board of directors from 1985 to 1986. In 1987 and 1988, he held several different positions at Telebrás affiliates. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

     Javier Rodríguez García, born on December 8, 1955, is Executive Vice President of Technology and Networks Vivo, Vivo S.A. and TCO-IP S.A, since April 2005. He was the Executive Vice President of Technology and Networks of TSD, TLE and Celular CRT, until February 2006 and of Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, since May 2003, TCO, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT, until October 2006. From 1986 until 1988, Mr. García worked at INDELEC—Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A. as the person responsible for the installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2003 was the network manager of Telerj and Telest He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

     Sérgio Assenço Tavares dos Santos, born on June 3, 1948, is the Vice President of Regulatory Matters of Vivo Participações, Vivo S.A., and TCO-IP S.A. From January 2006 until February 2006, he was a Vice-President of Regulatory Matters and Institutional Relations of TSD, Celular CRT and TLE and from January 2006 until October 2006, Mr. Tavares dos Santos was a Vice-President of Regulatory Matters and Institutional Relations TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT. From October

2004 until December 2005, he was the Regional Director of TCO and subsidiaries, including NBT; from January 2003 until September 2004, he was the President and Vice-President of TCO and subsidiaries, including NBT; from October 1998 until December 2002, he was the Director of Engineering and Operations of TCO and subsidiaries, including NBT; from February 1998 until September 1998, he was Executive Vice-President of TCO, Telegoiás Celular, Telemat Celular, Telems Celular, Teleacre Celular and Teleron Celular. He was Director of Engineering and operations of Telecomunicações de Brasília S.A. Telebrasília S/A, a fixed telecommunications company, between July 1995 and January 1998, and was also Manager of the Business Unit of Advanced Telecommunications of the Operations Department of Telebrasília from April 1994 until July 1995 and Assessor and Coordinator of Special Projects of the Engineering Department of Telebrasília from September 1993 until March 1994. He held several different positions at Telebrás from July 1990 until August 1993 and also held several different positions at Telebrasília between March 1976 and July 1990. Mr. Assenço holds an Electrical Engineering degree from Brasília University, Brazil. Mr. Assenço is a Brazilian citizen.

     Eduardo Aspesi, born on August 13, 1959, is the Executive Vice President of Marketing and Innovation of Vivo Participações, Vivo S.A and TCO-IP S.A. He was General Manager of Hispamar Satélites S.A. from 2005 until October 2006. Mr. Aspesi was Retail Superintendent Director of Telemar between 2001 and 2004. From 1999 until 2001, he was General Director of RBS Direct. Mr. Aspesi was Marketing and New Business Director of Net Sul Comunicações S/A from 1994 until 1999. He worked of Rádio e TV Gaúcha, between 1991 and 1994. From 1985 until 1991, he held several different positions at RBS Group. He was also Auditor and Department Chief of Companhia Estadual de Energia Elétrica – Rio Grande do Sul (CEEE), from 1982 until 1985. He holds a degree in Administration from Pontifícia Universidade Católica de Porto Alegre, RS and Economics from Federal University of Rio Grande do Sul. Mr. Aspesi holds a post-graduate degree in finance and marketing from the Federal University of Rio Grande do Sul.

Board of Auditors

     Brazilian Corporate Law requires us to have a Board of Auditors (Conselho Fiscal) which is composed of three to five members elected at the general shareholders’ meeting. The Board of Auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. Our board of auditors consists of three members and three alternates and meets quarterly. Our Board of Auditors is elected annually at the annual general shareholders’ meeting.

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

     Listed below are the current members of our Board of Auditors and their respective positions:

Name	Position	Date Appointed

Claudio José Carvalho de Andrade (1)	Member	March 15, 2007
Paula Bragança França Mansur (2)	Member	March 15, 2007
Fabiana Faé Vicente Rodrigues (2)	Member	March 15, 2007
Daniel Vidal de Almeida (1)	Alternate	March 15, 2007
Norair Ferreira do Carmo (2)	Alternate	March 15, 2007
João Renato Pierre (2)	Alternate	March 15, 2007
________________________________________
(1)	Appointed by our preferred shareholders.
(2)	Appointed by our controlling shareholder.

B. Compensation

     For the year ended December 31, 2006, we paid our directors and executive officers, and the directors and executive officers of our subsidiary, as compensation an aggregate amount of R$11.8 million, including bonuses and profit-sharing plans. This amount includes performance remuneration and profit-sharing arrangements applicable to all employees. Furthermore, the members of our Board of Executive Officers are eligible to participate in the same complimentary retirement pension plan available to our employees.

C. Board Practices

     For more detailed information, see “––Directors and Senior Management—Board of Executive Officers,” and “—Directors and Senior Management—Board of Auditors”, above, and “Item 9.C. — The Offer and Listing — Committees.”

     There are no service contracts between us or our subsidiary and any of our directors providing for benefits upon termination of employment.

D. Employees

     At December 31, 2006, we had 5,896 full-time employees and 225 temporary employees.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

		December 31,

	2006	2005	2004

Total number of employees (including trainees)	5,896	6,084	6,350
Number by category of activity:
Technical and operations area	1,865	1,437	1,565
Sales and marketing	2,117	2,347	2,706
Finance and administrative support	1,330	1,448	1,196
Customer service	584	852	883

     Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary increase of 2.9% and a benefit increase of approximately 12.5%, effective as of December 31, 2006.

     Our management considers the relations between our workforce and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2007.

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

     We maintained the plans TCPPREV, TCOPREV and VISÃO CELULAR, new private pension plans for our employees. Unlike SISTEL’s defined benefits plan, the plans TCPPREV and Visão Celular call for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants. TCOPREV is a variable contribution plan. As of December 31, 2006, 60.1% of our employees were members of these plans. We continue to have a contingent liability for the unfunded obligations of the plans with respect to all inactive employees of the former Telebrás system and all post-retirement healthcare benefits for former Telebrás employees and current employees that have not changed to the new plan.

E. Share Ownership

     As of December 31, 2006, each of the members of the Board of Directors and the Board of Executive Officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2006:

		Percentage of	Number of	Percentage of
	Number of common	outstanding	preferred	outstanding
Name	shares owned	common shares	shares owned	preferred shares

Brasilcel	222,877,507	42.5	364,350,055	39.7
Sudestecel Partic Ltda (1)	88,255,178	16.8	1,224,498	0.1
TBS Celular Partic Ltda (1)	68,818,554	13.1	1,165,797	0.1
Portelcom Partic. S.A. (1)	67,349,733	12.8	1,843	(2)
Tagilo Partic. Ltda (1)	12,061,046	2.3	22,625,728	2.5
Avista Partic. Ltda (1)	9,630,458	1.8	46,613,811	5.1
All directors and executive officers as a group	42	(2)	1,759	(2)

________________________________________
(1)	Subsidiary of Brasilcel.

(2)	Less than 1% of aggregate.

     Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4.A.— Information on the Company––Our History and Development” and “Item 4.C.—Information on the Company—Organizational Structure.”

     We are not aware of any other shareholder owning more than 5.0% of the common shares.

     Brasilcel does not have different voting rights, but as a result of owning more than 50.0% of our common shares, it has the ability to control the election of our Board of Directors and the direction of our future operations. See also “Item 4.A.—Information on the Company—Our History and Development—Brasilcel.”

B. Related Party Transactions

     The main transactions with unconsolidated related parties are as follows:

  Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, when conditions were regulated by ANATEL. These transactions also include call-center services to Telecomunicações Móveis Nacionais – TMN customers in connection with roaming services in the Company’s network.
  Technical assistance: Refers to the provision of corporate management advisory services by Portugal Telecom, SGPS, S.A. and technical assistance by Telefônica S.A., Telefônica International S.A. and TBS Celular Participações S.A., based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.
  Corporate services: These are passed on to the subsidiary at the cost incurred for these services.
  Call-center services: Provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months and renewable for the same period.
  Systems development and maintenance services: Provided by Portugal Telecom Inovação Brasil S.A.
  Maintenance: Maintenance of the modular profitability analysis system (MARE) and cost control system by Telefónica Móbile Solution do Brasil Ltda., contracted for 12 months, renewable for an equal period.
  Allocation of corporate costs: With operators of the same group, allocated at the cost incurred for the services.
  Operating logistical services, accounting and financial assistance: Provided by Telefônica Serviços Empresariais do Brasil Ltda.
  Voice content portal service provider: Provided by Terra Network Brasil S.A.

     We have engaged in a number of other transactions with related parties. See Note 34 to our financial statements.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3.A.—Key Information—Selected Financial Data” and “Item 18.—Financial Statements.”

Legal Matters

     We are party to several administrative and legal proceedings that, if decided adversely, could have a material adverse effect on our business, financial condition and results of operations. We have recorded provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our legal counsel. However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our legal counsel. Below is a summary of our material pending administrative and legal proceedings:

Civil

     Consumer’s rights

     We are a party to several law suits brought against us by individual consumers or civil associations representing consumers’ rights that allege our failing to properply provide our products and services. None of these law suits are individually material. Based on the opinion of our counsel, we believe that probable losses with repsect to these claims total approximately R$123.2 thousand, an amount for which we have made priovisions, and that possible losses with respect to these claims total apporxiatemly R$264.0 thousand.

     ANATEL

     We are also part of several administrative and legal actions brought by Anatel that allege non-compliance with regulatory requirements related to SMP service, in the approximate total amount of R$12.7 thousand. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims are probable.

     Breakup of Telebrás

     Telebrás, our legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. We believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to these claims is remote.

     Tax Credits

     Vivo and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against all the new holding companies, including Vivo and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

     Ownership of Caller ID

     Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency—INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A,. TC and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

     Validity of Prepaid Plan Minutes

     We and our subsidiary, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

     Litigation Relating to the Charging of a Monthly Subscription Fee

     GT, Telegoiás Celular and Telems Celular, together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law.

     Based on the opinion of our legal counsel, we believe that the possibility of an unfavorable decision in this lawsuit is remote, given that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

     Litigation Relating to Telebrás Loans

     In June 15, 1999, TCO filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás, now Brasil Telecom Participações S/A), Telebrás itself and KPMG (the auditors during the breakup of Telebrás), regarding the distribution of debts and credits of former Telebrás’ loans, after its breakup.

     In response to the lawsuit filed against it, Brasil Telecom Participações S/A filed two countersuits in October 1999 against Telebrasília (which has since merged into TCO) and Telegoiás seeking payment of the Telebrás loans in the amount of R$41.3 million from TCO and R$24.1 million from Telegoías.

     The lawsuit filed by TCO against Brasil Telecom Participações S/A, Telebrás and KPMG, was dismissed. In the two other lawsuits, filed by Brasil Telecom Participações S/A against TCO and Telegoiás, the court ruled partially in favor of Brasil Telecom Participações S/A. In the Court of Appeals of the Federal District, TCO’s and Telegoiás’ appeal was denied. Brasil Telecom Participações S/A’s appeal was granted. Since the Court of Appeals of the Federal District rendered unfavorable decisions in these actions, TCO filed an appeal to the Superior Court of Justice and has been awaiting trial since May 2004. On December 17, 2004, the plaintiff in these actions initiated an enforcement proceeding, claiming the amounts owed to be R$91.5 million from TCO and R$59.3 million from Telegoiás. On August 31, 2005, TCO and Telegoiás filed a motion to stay the enforcement, in which they challenge the amounts sought by the plaintiff and on which the court never ruled.

     On October 20, 2006, we entered into a settlement agreement with the claimants in this action, whereby we paid R$153 million to be released from all liability in connection with the claim.

     Difference in Shares

     Various lawsuits were brought by fixed-subscribers against the holding companies created as a result of the breakup of the Telebrás system. Celular CRT is also named in these lawsuits, rendered by the predecessor company, Companhia Rio-Grandense de Telecomunicações, currently Brasil Telecom S.A, in the state of Rio Grande do Sul.

     Prior to the privatization process, telecommunications network expansion was partially financed by plans under the Ministry of Communication’s Order 1,361/76, which entitled fixed telephone line subscribers to receive a certain number of capital stock shares of the respective fixed telephone service provider, based on amounts that these subscribers have paid for their fixed phone line subscriptions.

     The plaintiffs claim to have rights regarding contracts entered into by the predecessor telecommunication company for fixed phone line subscriptions. They claim that the amount they paid for their fixed telephone subscriptions would be convertible to a certain amount of the Company’s shares after a 12-month subscription period.

     The plaintiffs allege that the procedure by which the shares were subscribed in their names was unlawful, abusive and, during a period of high inflation, did not take into consideration the monetary correction of the amount they had paid to subscribe their fixed telephone lines.

     Although an appeals court in Rio Grande do Sul has taken a position favorable to the plaintiffs, no decision of this kind has been issued against Celular CRT. We have raised, among other arguments, that the action against us is improper on the grounds that liability for any claims arising out of acts committed prior to the effective date of the breakup should remain with the predecessor company. Decisions favoring this argument have been issued, even by the Supreme Court of Brazil. A similar argument was adopted in the lawsuits brought against the holding companies created as a result of the breakup of the Telebrás system, because of which the plaintiffs dropped their actions against Vivo and TCO.

     Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to these claims is remote.

Tax-Related

     Application of ICMS

     In June 1998, the Conselho Nacional de Política Fazendária, or CONFAZ, decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998. This claim impacts our subsidiary. We believe the application of the ICMS tax to nonbasic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services. In addition, we do not believe new taxes may be applied retroactively. We believe based on the opinion of outside counsel (including certain judicial precedents) that the likelihood of an unfavorable outcome with respect to this claim is remote. Moreover, we believe that the predecessor companies would be liable to our subsidiary for any tax liability arising from the retroactive application.

     Application of COFINS and PIS

     On November 27, 1998, the method for calculating the amount of contribution required under PIS and COFINS was modified by Law No. 9,718, which increased the COFINS contribution rate from 2% to 3% and permitted the deduction of up to one-third of the amount due under COFINS from the amount due under CSLL. Since our subsidiary had a negative tax calculation basis, they could not benefit from this deduction. In addition, Law No. 9,718 effectively increased the amounts of COFINS and PIS due from our subsidiary by including financial revenues in the calculation methodology. This claim impacts TCP, TC, TCO and GT.

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

     Passing on of the COFINS and PIS to Customers

     Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges. This claim impacts our subsidiary. We are challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. We believe based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

     CIDE

     We and our subsidiary filed lawsuits challenging the application of CIDE – Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

     FUST

     ANATEL, through the Abridgment of Law nº 7, dated December 15, 2005 established that (i) the values paid for telecommunication companies related to interconnection fees and network usage, cannot be excluded from the tax basis of FUST contributions and (ii) among others, the values received from telecommunication companies, for interconnection usage and for the use of its networks resources, can not be excluded from the tax basis of FUST contributions.

     Considering that the second part of the Abridgment of Law is not in accordance with the Law 9.998/2000, all of our subsidiary have filed writs of mandamus questioning the legality of this contribution and have been granted a favorable preliminary order which has suspended our liability for the contribution.

     We believe, based on the opinion of counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

     FISTEL

     Our former subsidiaries, Telerj and TCO, held two authorizations to provide telecommunication services granted by the government through SMP Authorization Term n° 013/2002: one to explore the Serviço Móvel Pessoal for an indeterminate period of time and the other to use radiofrequencies for the remaining period of time of the first license but renewable for fifteen years.

     On November 30, 2005, the remaining time of the license for the usage of radiofrequency expired and consequently our former subsidiaries requested an extension. In order to obtain the licenses of its telecommunications stations with expiration dates, ANATEL requested the payment of a TFI (Installation Inspection Fee), with which our former subsidiaries declined to pay on the grounds that they had already paid TFI for all fixed and mobiles stations and radiofrequencies.

     ANATEL’s position is that the TFI assessment is due in accordance with Act nº 255. Given that ANATEL’s position does not seem accurate, our former subsidiaries have filed an administrative proceeding in order to contest any requirement for payment of the charge.

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

Dividend Policy and Dividends

     We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil. We did not pay dividends or interest on Shareholders’ equity for the years ended December 31, 2005, 2004 because we recorded a net loss for each of those years. On December 31, 2006, we paid dividends in the amount of R$16.8 million, which was insufficient to meet the minimum dividend required by law. As a result, holders of Vivo’s preferred shares now have the same voting rights as the holders or common shares until we pay minimum dividends. In 2007, dividends will be paid solely for preferred shares, but since this value will be inferior to the minimum value required, holders of preferred shares will still have full voting rights.

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

Priority and Amount of Preferred Dividends

     Our by-laws provide for a minimum noncumulative dividend of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of our shares and (ii) 3% of the amount obtained by dividing shareholders’ equity by the number of our outstanding shares, whichever is greater. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of our common shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares until the amount distributed in respect of each common share is equal to the preferred dividend; and

•	thereafter, distributed equally among holders of preferred and common shares.

     Payment of Dividends

     We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under Brazilian Corporate Law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders pro rata according to the date when the subscription price is paid to us.

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

B. Significant Changes

     There were no significant changes in 2006 other than as already discussed in other sections of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs that each represent one preferred share as of December 31, 2006 and that are issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among Vivo, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” After the corporate restructuring, the symbol became “VIV.”

     The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock		São Paulo Stock
	Exchange US$ per		Exchange R$ per
	ADS		1 preferred shares

	High	Low	High	Low

Year ended

December 31, 2002	9.00	1.58	22.92	6.43
December 31, 2003	6.55	2.04	20.51	7.84
December 31, 2004	8.94	5.38	27.39	16.00
December 31, 2005	7.52	3.12	19.38	7.00
December 31, 2006	4.09	2.28	8.91	4.95
Year ended December 31, 2005

First quarter	7.52	5.49	19.38	14.90
Second quarter	6.20	4.25	15.85	9.94
Third quarter	4.70	3.65	10.89	8.31
Fourth quarter	4.14	3.12	9.29	7.00
Year ended December 31, 2006

First quarter	5.51	3.90	11.74	8.66
Second quarter	4.58	2.28	9.87	5.13
Third quarter	3.28	2.29	6.99	4.95
Fourth quarter	4.14	3.11	8.74	6.87

	New York Stock		São Paulo Stock
	Exchange US$ per		Exchange R$ per
	ADS		1 preferred shares

	High	Low	High	Low

Quarter ended

March 31, 2007	4.25	3.41	8.84	7.10
Month ended

October 31, 2006	3.58	3.11	7.65	6.63
November 30, 2006	4.14	3.51	9.01	7.60
December 31, 2006	4.11	3.74	8.81	8.01
January 31, 2007	3.98	3.60	8.80	7.77
February 28, 2007	4.25	3.70	8.84	7.56
March 31, 2007	3.76	3.41	7.77	7.10
April 2007 through April 20, 2007	4.23	3.59	8.55	7.34

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

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. —CBLC, which is wholly owned by that Exchange.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 394 companies listed on the BOVESPA was equivalent to approximately R$1,544.9 billion (US$722.6 billion). By comparison, as of December 31, 2006, the aggregate market capitalization of the 2,731 companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$15,421.2 billion. Although all of the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2006, the combined daily trading volumes on BOVESPA averaged approximately U.S.$1,120.4 million. See “Item 3.––Key Information––Risk Factors—Risks Relating to Our Securities—The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.”

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

     The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on March 27, 2002, and approved the necessary modifications to our by-laws.

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

Principal Differences Between the Brazilian and U.S. Corporate Governance Practices

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting. Nine of our directors are appointed by our controlling shareholder, but three were appointed in accordance with Sarbanes-Oxley.

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

Committees

     We have an Audit Committee and a Disclosure Committee, but we are not required under applicable Brazilian Corporate Law to have, and accordingly we do not have a Nominating Committee, Corporate Governance Committee or Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting. Compensation for our directors and executive officers is established by our shareholders.

     Audit Committee and Audit Committee Additional Requirements

     In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding the exemptions provided for pursuant to Rule 10A-3(c)(3), we have an Audit Committee, whose members fully comply with the independence requirements of Rule 10A-3. See “Item 6. Directors, Senior Management and Employees––Board Practices” and “Item 16.D.—Exemptions from the Listing Standards for Audit Committees.”

     The function of our audit committee is to oversee the:

  evaluation of accounting and financial data;
  recruitment, selection and evaluation of third party auditors;
  evaluation of internal auditing;
  evaluation of internal control procedures;
  preparation of Audit Committee Reports that are required to be included in the Company’s annual proxy statement, pursuant to SEC rules and regulations;
  observance of industry best practices with respect to laws and regulations; and
  assembly, whenever deemed necessary, for meetings of the committee.

     It is also the responsibility of the committee to take all actions necessary in connection with delegations by the Company’s board of directors pursuant to the committee’s charter and domestic and international legal and regulatory requirements.

Disclosure Committee and Disclosure Policy

     The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of Vivo in compliance with Article 16 of CVM Instruction no. 358, dated July 17, 2002.

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

     The Disclosure Committee reports directly to the CEO and to the CFO and is composed of one coordinator and ten members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsel and other independent consultants), in order to provide adequate support for the disclosure process.

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

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian Corporate Law, Vivo implemented a Code of Ethics and Conduct for all Directors and employees in May, 2005. See “Item 16.B.—Code of Ethics.”

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

Registration

     Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, No. 120.067/06 -7 on May 08, 2006, under company number (NIRE) 3530015879-2. Article 5 of our bylaws were amended as a result of the capital increase approved by the general meeting of our shareholders on March 15, 2007, and were registered with the Public Registry of the state of São Paulo, or JUCESP, Nº 94.964/07 -5 on March 22, 2007.

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
  promote, through our subsidiary or controlled companies, the expansion and implementation of telecommunications services within our concessions, authorizations and permissions;
  promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;
  promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;
  perform, through our subsidiary and affiliated companies, specialized technical services related to the telecommunications sector;

  promote, encourage, carry out and coordinate, through our subsidiary or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;
  carry out and promote the import of goods and services for the operations of our subsidiary and controlled companies;
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

Rights Attaching to Shares

Dividend Rights

     See “Item 8. ––Financial Information––Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “—Payment of Dividends.”

Voting Rights

     Each common share entitles the holder to one vote at meetings of shareholders. Our preferred shares do not entitle the holder to vote except as discussed in our by-laws in Articles 9 and 10. Holders of our preferred shares are each entitled to attend or to address meetings of shareholders and to elect members of our board of directors according to Article 141, fourth paragraph, II, and Article 141, fifth paragraph, of Law No. 6,404/76, as amended by Article 8, fourth paragraph of Law No. 10,303/01.

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

     Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

  the execution of agreements with related parties whose terms and conditions are more burdensome for the Company than terms in the market for similar agreements in all cases subject to the provisions of Article 117 of Law 6,404/76; and article 9 of our by-laws.
  changes/eliminations of certain rights and obligations as provided for in our by-laws.

     Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state official gazette and two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice. The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in Article 117 of Law 6,404/76.

     In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

     As we have not paid minimum dividends to holders of preferred shares in any of the past consecutive three years, in 2007 our holders of preferred shares will have full voting rights.

Meeting of Shareholders

     According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The convocation must be published in the state official gazette and one or two other newspapers, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

     On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings whose object is the amendment of the by-laws may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum, Article 136 of Law 6,404/76). On a second call, the meetings are installed regardless of quorum.

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
  merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian Corporate Law as amended by Law No. 10,303/01; and
  cisão, or split-up, Vivo Participações S.A., according to the Brazilian Corporate Law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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
  appoint an authorized custodian in Brazil for its investment;
  register as a non-Brazilian investor with the CVM; and
  register its foreign investment with the Central Bank.

     Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 200. This registration process is undertaken by the investor’s legal representative in Brazil.

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “––Taxation—Brazilian Tax Considerations” for more information.

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

     On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction.

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

C. Material Contracts

     On December 11, 2002, after all of the TCP operators had switched over to the SMP system, ANATEL approved our acquisition of the remainder of the capital stock of GT and, on December 27, 2002, we acquired the remaining portion of those three holding companies. On December 31, 2002, we owned, directly and indirectly, 100% of the voting stock and economic interest of GT.

     For a description of such acquisitions, see “Item 4.––Information on the Company—Our History and Development—Global Telecom (currently Vivo S.A.).”

     On December 10, 2002, TC entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of São Paulo, with the exception of the following municipalities: Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajurú, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Sta Cruz da Esperança, Sto Antonio da Alegria and São Joaquim da Barra. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes TC to provide SMP services until August 5, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of TC’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TC was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, TC entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the municipalities of Ribeirão Preto and Guatarapá and the district of Bonfim Paulista. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes TC to provide SMP services until January 20, 2009. It may be renewed for an additional term of fifteen years upon payment of 2% of TC’s net revenues from usage charges in the municipalities mentioned above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TC was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, GT entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the states of Paraná and Santa Catarina. The authorization replaces the concession agreement entered into with ANATEL on April 8, 1998, and authorizes GT to provide SMP services until April 8, 2013. It may be renewed for an additional term of fifteen years upon payment of 2% of GT’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, GT was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, Telebahia Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Bahia. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until June 29, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telebahia Celular s net revenues from usage charges in its Region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telebahia Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, Telergipe Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Sergipe. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until December 15, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telergipe Celular s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telergipe Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, Telerj Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Rio de Janeiro. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telerj Celular to provide SMP services until November 30, 2005. It may be renewed for an additional term of fifteen years upon payment of 2% of Telerj Celular s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telerj Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

     On December 10, 2002, Telest Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Espíritio Santo. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telest Celular to provide SMP services until November 30, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telest Celular s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telest Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

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

     On April 25, 2003, TCP acquired 64.03% of the voting capital stock of TCO for approximately R$1.505 billion, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s B Band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

     In August 2006, we began installing a new network based on GSM/GPRS/EDGE technology, with a core dual 2G/3G and 2G access, which will be superimposed onto the current CDMA network of Vivo, with completion scheduled for December 31, 2010. Such implementation includes acquiring all the hardware, software and engineering services necessary as well as installation, configuration, integration, testing, activation and temporary operation of the respective elements. The contracts also include the SW updates and the furnishing of the new features, guarantees, support and management, as well as O&M and integration with the network system management, the interaction capability of the networks to function with other operators and integrating with the service platforms. The total cost of this new network is R$1,089 million.

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

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “––Taxation—Brazilian Tax Considerations.”

     Under Resolution 2,689, of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “––Taxation—Brazilian Tax Considerations.”

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

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.—Taxation—Brazilian Tax Considerations.”

     If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10.—Taxation—Brazilian Tax Considerations.”

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.––Key Information—Risk Factors—Risks Relating to Brazil.”

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

Brazilian Tax Considerations

     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

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

Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

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

Taxation of Gains

     Gains realized outside Brazil by a U.S. holder or other non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another non-Brazilian holder are subject to Brazilian tax. In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

     Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

     Gains realized by a U.S. holder or other non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or 15%, depending on the circumstances.

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
  Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

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

     There can be no assurance that the current preferential treatment for U.S. holders and other non-Brazilian holders under Resolution 2,689 will be maintained.

     Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “––Exchange Controls—Registered Capital.”

     Gains realized by a U.S. holder and other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to be taxed at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

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

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a U.S. holder or other non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “––Exchange Controls—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax is due to expire on December 31, 2007. It is currently imposed at a rate of 0.38% . Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002. Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be used for investments.

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

     The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain noncorporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

     Taxation of Distributions

     Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs.

     Under current law, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011, with respect to the ADSs will be subject to taxation at a maximum rate of 15%, if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States for so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. U.S. Holders should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

     The amount of any dividend paid in reais will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the Holder does not convert the amount of such dividend into U.S. dollars on the date of receipt. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes and will be treated as foreign source dividend income to you.

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

Passive Foreign Investment Company Rules

     We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2006, and do not expect to be considered a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of a higher tax rate than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, as described above, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax if we are a PFIC.

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

F. Dividends and Paying Agents

     Not applicable.

G. Statement of Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the Commission. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of wireless devices) are all or partially denominated in currencies (primarily the U.S. dollar and the Yen) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing.

     We have entered into derivative instruments, such as foreign currency swaps to manage the exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The principal foreign exchange rate risk faced by us arises from our U.S. dollar, Japanese yen and UMBNDES-denominated indebtedness. At December 31, 2006, we had US$772.0 million and ¥50,286 million of indebtedness and R$28 million was denominated in UMBNDES. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts). At December 31, 2006, all of our U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by long positions of hedging agreements. Under those derivative agreements, our subsidiary’s U.S. dollar, Japanese yen and UMBNDES-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. At December 31, 2006, our outstanding hedging positions covered 99% of our foreign currency-denominated financial indebtedness and other liabilities. We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments, such as liabilities with suppliers and management fee. At December 31,

2006, we recorded financial expense from foreign currency derivative transactions of R$764.3 million against financial income from monetary and foreign exchange variations of R$335.0 million.

     Our foreign currency-denominated debt produced a gain of R$335.0 million in 2006, a gain of R$460.1 million in 2005 and a gain of R$355.3 million in 2004. This was offset by our derivatives, which produced a loss of R$764.3 million in 2006 a loss of R$1,120.0 million in 2005 and a loss of R$1,030.2 million in 2004. The unrealized costs, net of unrealized loss on foreign exchange derivatives contracts was R$500.5 million at December 31, 2006. The unrealized costs, net of unrealized loss on foreign exchange and interest rates derivatives contracts was R$376.7 million at December 31, 2005. The unrealized gains, net of unrealized costs on foreign exchange derivatives contracts was R$26.9 million at December 31, 2004.

     The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1,000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2006 would be approximately R$276.5 million. On the other hand, our derivative instruments would have a gross gain of R$271.0 million. The net loss would be R$5.5 million.

     Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2006 of R$2.138 to U.S.$1.00, which would represent a devaluation of the real of R$0.2138. We then assumed that this unfavorable currency shift would be sustained from December 31, 2006 through December 31, 2007. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments, net of derivative instruments.

Interest Rate Risk

     We are exposed to interest rate risk as a result of an investment of cash and cash equivalents mainly in short-term real-denominated instruments. At December 31, 2006, this amount totaled R$1,364.7 million.

     Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and due to the nature of our derivative agreements, whereby our U.S. dollar and yen-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI.

     At December 31, 2006, we had R$4,500.4 million in loans and financing outstanding, of which approximately R$2.1 billion bore interest at fixed rates and approximately R$2.4 billion bore interest at floating rates of interest (primarily LIBOR, CDI, IGPM and TJLP-based. Loans and financing in foreign currency are mainly denominated in U.S. dollars and yen, and bear interest at fixed rates ranging from 0% to 6.5% per annum, or are subject to variable interest from 1.4% to 1.75% per annum above LIBOR. On a swapped basis the cost of funding in reais is in line with market conditions taking into account the country risk and is equivalent to approximately from 100% to 110% of CDI. At December 31, 2006 the CDI rate was 13.17% . We hedged against the risk of interest rates increasing (LIBOR) at the amount of US$232.4 million (face value).

     We have financing in local currency with Banco Nacional de Desenvolvimento Econômico e Social —BNDES subject to a variable interest rate of 3.5% and 4.6% above the TJLP.

     The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2006, would be approximately R$20.1 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     Interest rate sensitivity was calculated by applying a 10% increase to all floating rate-denominated debt, assuming that the different indexes (CDI, TJLP, IGPM, LIBOR and UMBNDES coupons) would all rise by 10% instantaneously on December 31, 2006, and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

     (b) Management’s Annual Report on Internal Control over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Vivo’s internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

     Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2006. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Vivo’s management concluded that as of December 31, 2006, our internal control over financial reporting were adequate and effective, based on those criteria.

     Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, S.A., has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2006. The report on the audit of our internal control over financial reporting is included below.

     (c) Attestation Report of the Registered Public Accounting Firm

     Deloitte Touche Tohmatsu Auditores Independentes, S.A., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2006. The attestation report appears on page F-2.

     (d) Changes in Internal Control over Financial Reporting

     A number of processes and systems are currently being changed in order to unify the operations of the various entities making up Vivo. An action plan is being implemented in order to comply with the best practices within the industry. However, these changes will not significantly affect these controls subsequent to the date of evaluation and do not constitute corrective action with regard to material weaknesses as a result of the evaluation. We have made no change to our internal control over financial reporting in the fourth fiscal quarter in 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     At the Board of Directors meeting on July 29, 2005, our Directors determined and designated that Luiz Kaufmann is an “audit committee financial expert” within the meaning of this Item 16A.

ITEM 16B. CODE OF ETHICS

     In May 2005, we implemented a Code of Ethics and Conduct for all employees. The Code’s objective is to promote the fulfillment of policies, regulations and other applicable rules with honesty, accuracy and ethics. It applies to all employees and/or persons exercising similar functions in the Company and sets forth the consequences and responsibilities for non-compliance. Vivo executives have pledged to fulfill the directions of their superiors and applicable rules, policies, directions and legislation and to cause their subordinates to do the same, and also to make the necessary clarifications and communications, so that the Code’s principles and values can be practiced by all those involved. You can obtain a copy of our Code of Ethics, free of charge, by requesting a copy from Mr. Carlos Raimar Schoeninger at +55(11) 7420-1172.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the years ended December 31, 2006 and 2005. The chart below sets forth the total amount billed to us by Deloitte for services performed in the years 2006 and 2005, and breaks down these amounts by category of service:

	For year ended December 31,

	2006	2005

	(in thousands of reais)
Audit fees	4,654	5,387
Tax fees	268	167

Total	4,922	5,554

Audit Fees

     Audit fees are the aggregate fees billed by Deloitte for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Tax Fees

     Tax fees are fees for professional services rendered by Deloitte for tax compliance services.

Pre–Approval Policies and Procedures

     The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre–approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2006 and 2005, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     We have an audit committee, whose members follow the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended. See “Item 9.C. — The Offer and Listing — Committees — Audit Committee and Audit Committee Additional Requirements.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18.— Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws (Estatuto Social) of Vivo Participações S.A.—English translation.
2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 16, 1998, and as further amended and restated as of April 22, 1999. (1)
2.2
Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London. (2)

2.3
Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A. (2)

4.1	Authorization Term of the Personal Mobile Service entered by ANATEL and Telesp Celular Participações S.A.—English translation. (3)
4.2	Authorization Term of the Personal Mobile Service entered by ANATEL and Global Telecom S.A.— English translation. (3)
4.3	Authorization Term of the Personal Mobile Service entered by ANATEL and Tele Centro Oeste Celular Participações S.A. —English translation. (4)
4.4	Authorization Term of the Personal Mobile Service entered by ANATEL and Telebahia Celular— English translation. (5)
4.5	Authorization Term of the Personal Mobile Service entered by ANATEL and Telergipe Celular— English translation. (5)
4.6	Authorization Term of the Personal Mobile Service entered by ANATEL and Telerj Celular— English translation. (6)
4.7	Authorization Term of the Personal Mobile Service entered by ANATEL and Telest Celular— English translation. (6)
4.8
Agreement between Telesp Celular Participações S.A. and Fixcel S.A. dated as of April 25, 2003 for the acquisition of 64.03% of the voting capital stock of Tele Centro Oeste Celular Participações S.A. —English Summary

4.9
Consulting Agreement (Instrumento Particular de Prestação de Serviços de Consultoria) dated as of January 7, 1999, between Telesp Celular S.A. and Portugal Telecom S.A., currently Portugal Telecom S.G.P.S. S.A. (7)

4.10	Shareholders’ Agreement dated as of February 6, 2001, among DDI Corporation, Inepar Telecomunicações S.A., ITX Corporation and Telesp Celular Participações S.A. (2)
4.11
First Amendment to the Shareholders’ Agreement of Global Telecom S.A. dated August 14, 2001, among Telesp Celular Participações S.A., KDDI Corporation (formerly known as DDI Corporation), Inepar Telecomunicações S.A. and ITX Corporation—together with an English translation. (2)

4.12	Supply Agreement (Contrato de Fornecimento) dated as of August 27, 2001, between Global Telecom S.A. and Motorola do Brasil Ltda.—English summary. (2)
4.13
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary. (2)

4.14
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary. (2)

4.15
Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. dated December 4, 2005. (8)

4.16	Agreement dated as of August 4, 2006 among Vivo Participações S.A., Ericsson and Huawei— English summary.
6.1	Statement regarding computation of per share earnings. (9)
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to our registration statement on Form F-6 filed on April 20, 1999 (File No. 333-9514).
(2) Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002.
(3) Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F/A for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(4) Incorporated by reference to Tele Centro Oeste Celular Participações S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003.
(5) Incorporated by reference to Tele Leste Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(6) Incorporated by reference to Tele Sudeste Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(7) Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2000, filed on June 29, 2001.
(8) Incorporated by reference to our Form F-4 filed with the Commission on December 16, 2005.
(9) Incorporated by reference to note 37(j) to our audited consolidated financial statements included elsewhere in this annual report.

     These exhibits omit certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorize any securities totaling more than 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements upon request by the Commission.

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
Planning and Control and Investor
Relations Officer

Date: May 3, 2007

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Definitions:

Brazilian GAAP - Accounting practices adopted in Brazil

U.S. GAAP - Generally accepted accounting principles in the United States of America.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Vivo Participações S.A.
São Paulo – SP – Brazil

1. We have audited the accompanying consolidated financial statements of Vivo Participações S.A. (a Brazilian corporation) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Item 15, “Controls and Procedures”, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

3. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vivo Participações S.A. and subsidiary as of December 31, 2006 and 2005, the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil. Also in our opinion, management's assessment, that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

6. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

7. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

8. The combined balance sheet as of December 31, 2005 and combined statements of operations, changes in shareholders’ equity, changes in financial position and cash flows for each of the two years in the period ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil
April 27, 2007

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

		December 31,		Combined

	Note	2006	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	4	1,401,996	855,751	1,682,048
Short-term investments pledged as collateral	5	45,644	166,395	191,166
Trade accounts receivable, net	6	1,961,246	1,775,409	2,774,451
Inventories	7	282,020	258,755	362,312
Advances to suppliers	-	13,142	18,273	23,579
Recoverable taxes	8	784,342	471,128	895,499
Deferred income taxes	30.c	878,397	477,987	615,832
Prepaid expenses	9	181,872	187,276	281,071
Derivative contracts	11	1,298	300,662	301,229
Other assets	10	122,537	90,158	126,637

Total current assets		5,672,494	4,601,794	7,253,824

Noncurrent assets:
Long-term assets:
Recoverable taxes	8	693,520	484,205	643,423
Deferred income taxes	30.c	1,931,418	868,568	1,236,151
Derivative contracts	11	135	5,354	5,443
Prepaid expenses	9	21,314	25,030	39,234
Other assets	10	21,732	18,545	21,371
Goodwill	12	979,045	1,550,101	1,550,101
Goodwill on merged subsidiary, net	15	33,004	41,431	41,431
Property, plant and equipment, net	13.a	6,445,479	4,600,732	6,683,159
Intangible assets, net	13.b	1,642,683	1,392,677	1,646,204
Deferred assets, net	14	101,253	135,869	138,935

Total noncurrent assets	-	11,869,583	9,122,512	12,005,452

TOTAL ASSETS	-	17,542,077	13,724,306	19,259,276

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais)

		December 31,		Combined

	Note	2006	2005	2005

LIABILITIES, SHAREHOLDERS’ EQUITY AND FUNDS
FOR CAPITALIZATION
Current liabilities:
Payroll and related accruals	16	156,625	105,106	149,840
Trade accounts payable	17	2,627,013	1,536,277	2,463,777
Taxes payable	18	453,710	506,624	716,688
Loans and financing	19	1,590,345	1,546,935	1,734,921
Interest on shareholders’ equity and dividends		51,702	51,771	120,793
Reserve for contingencies	20	61,911	41,266	47,972
Derivative contracts	11	372,229	321,686	339,738
Other liabilities	21	386,422	215,285	353,770

Total current liabilities		5,699,957	4,324,950	5,927,499

Noncurrent liabilities:
Long-term liabilities:
Loans and financing	19	2,910,048	3,646,102	3,917,856
Reserve for contingencies	20	84,712	171,518	180,144
Taxes payable	18	212,469	169,578	211,995
Derivative contracts	11	129,718	294,416	343,654
Other liabilities	21	132,981	44,086	83,733

Total noncurrent liabilities	-	3,469,928	4,325,700	4,737,382

Minority interest	-	-	1,058,189	1,546,461

Shareholders’ equity:
Capital stock	22	6,347,784	6,670,152	8,232,449
Capital reserves	-	1,071,316	793,396	1,561,448
Income reserves	-	765,068	-	711,103
Treasury shares	-	(11,070)	-	(11,070)
Retained earnings (accumulated deficit)	-	198,648	(3,448,359)	(3,446,442)

Total shareholders’ equity	-	8,371,746	4,015,189	7,047,488

Funds for capitalization	-	446	278	446

TOTAL LIABILITIES, SHAREHOLDERS’
EQUITY AND FUNDS FOR CAPITALIZATION	-	17,542,077	13,724,306	19,259,276

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais, except earnings (loss) per share)

		Years ended December 31,					Combined

	Note	2006	2005		2004		2005		2004

NET OPERATING REVENUE	23	10,936,714	7,473,066		7,341,027		11,253,834		10,929,403
COST OF SERVICES AND GOODS SOLD	24	(5,564,168)	(3,412,596)		(3,326,244)		(5,337,339)		(5,338,072)

GROSS PROFIT		5,372,546	4,060,470		4,014,783		5,916,495		5,591,331

OPERATING EXPENSES
Selling expenses	25	(3,787,500)	(2,571,455)		(1,909,269)		(3,744,484)		(2,833,073)
General and administrative expenses	26	(1,112,184)	(659,355)		(620,591)		(1,033,368)		(959,175)
Other operating expenses, net	27	(270,604)	(343,024)		(169,899)		(360,075)		(129,217)

		(5,170,288)	(3,573,834)		(2,699,759)		(5,137,927)		(3,921,465)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES		202,258	486,636		1,315,024		778,568		1,669,866
NET FINANCIAL EXPENSES	28	(747,985)	(917,614)		(1,095,402)		(913,142)		(1,088,510)

OPERATING INCOME (LOSS)		(545,727)	(430,978)		219,622		(134,574)		581,356
Net nonoperating expenses	29	(288,970)	(65,318)		(51,184)		(96,489)		(60,902)

NET INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION
TAXES AND MINORITY INTEREST	-	(834,697)	(496,296)		168,438		(231,063)		520,454
Income and social contribution taxes	30	859,012	(246,066)		(327,060)		(362,955)		(438,459)
Minority interest		(7,968)	(166,884)		(331,522)		(173,446)		(480,866)

NET INCOME (LOSS) FOR THE YEAR	-	16,347	(909,246)		(490,144)		(767,464)		(398,871)

SHARES OUTSTANDING AT DECEMBER 31 (IN THOUSANDS)	-	1,437,623	662,325		1,171,784,352		1,109,225		2,259,465,452

EARNINGS (LOSS) PER SHARE OUTSTANDING AT THE BALANCE SHEET DATE (IN BRAZILIAN reais)	-	0.01137	(1.3728)	(*)	(0.00042)	(*)	(0.6919)	(*)	(0.1765)	(*)

(*)
On April 1, 2005, the shareholders approved a reverse stock split in the proportion of 2,500 (two thousand and five hundred) shares to 1 (one) share of the same class. Had the reverse stock split occurred on December 31, 2004, shares outstanding and loss per share for the year ended December 31, 2004 would have amounted to 468,713,741 and R$1.0457, and on a combined basis would have amounted to 903,786,181 and R$0.4413.

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais)

		Capital reserves			Income reserves				Retained earnings (accumulated losses)

			Special goodwill reserve	Tax incentive reserve	Legal reserve
	Capital stock	Share premium				Reserve for contingencies	Reserve for expansion	Treasury shares
										Total	Combined

BALANCES AT DECEMBER 31,2003	4,373,661	99,710	990,169	-	-	-	-	-	(2,070,379)	3,393,161	5,967,061

Unclaimed dividends	-	-	-	-	-	-	-	-	4,364	4,364	4,364
Adjustment of income tax rate	-	-	-	-	-	-	-	-	-	-	3,544
Interest on shareholders’ equity and dividends	-	-	-	-	-	-	-	-	-	-	(73,936)
Net loss for the year	-	-	-	-	-	-	-	-	(490,144)	(490,144)	(398,871)
Acquisition of minority interest by
the controlling group	-	-	-	-	-	-	-	-	-	-	324,788
Consolidation adjustments-
Donations received by subsidiaries	-	-	-	-	-	-	-	-	-	-	3,971

BALANCES AT DECEMBER 31, 2004	4,373,661	99,710	990,169	-	-	-	-	-	(2,556,159)	2,907,381	5,830,921

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais)

		Capital reserves			Income reserves				Retained earnings (accumulated losses)

			Special goodwill reserve	Tax incentive reserve	Legal reserve
	Capital stock	Share premium				Reserve for contingencies	Reserve for expansion	Treasury shares
										Total	Combined

BALANCES AT DECEMBER 31, 2004	4,373,661	99,710	990,169	-	-	-	-	-	(2,556,159)	2,907,381	5,830,921

Capital increase - Special Shareholders’
Meeting of January 7, 2005	2,053,896	-	(53,896)	-	-	-	-	-	-	2,000,000	2,000,000
Capital increase - Special Shareholders’
Meeting of July 31, 2005	242,595	-	(242,595)	-	-	-	-	-	-	-	-
Premium paid on acquisition of fractional
share	-	8	-	-	-	-	-	-	-	8	8
Computation of goodwill reserve	-	-	-	-	-	-	-	-	-	-	58,110
Reversion of goodwill reserve	-	-	-	-	-	-	-	-	-	-	(3,910)
Write-off of income tax	-	-	-	-	-	-	-	-	-	-	(23,327)
Interest on shareholders’ equity and
dividends	-	-	-	-	-	-	-	-	-	-	(55,804)

Net loss for the year	-	-	-	-	-	-	-	-	(909,246)	(909,246)	(767,464)
Change in the minority interest	-	-	-	-	-	-	-	-	-	-	(12,967)
Consolidation adjustments:
Tax incentives	-	-	-	-	-	-	-	-	7,887	7,887	7,887
Donations received by subsidiaries	-	-	-	-	-	-	-	-	9,159	9,159	14,034

BALANCES AT DECEMBER 31, 2005	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189	7,047,488

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais)

		Capital reserves			Income reserves				Retained earnings (accumulated losses)

			Special goodwill reserve	Tax incentive reserve	Legal reserve
	Capital stock	Share premium				Reserve for contingencies	Reserve for expansion	Treasury shares
										Total	Combined

BALANCES AT DECEMBER 31, 2005	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189	7,047,488

Capital reduction	(3,147,782)	-	-	-	-	-	-	-	3,147,782	-	-
Merger of TSD, TLE, CRT and TCO
(see Note 1)	2,631,137	415,371	347,331	3,589	97,421	11,070	602,612	(11,070)	490,188	4,587,649	1,555,350
Minority interest incorporation	-	-	-	-	-	-	-	-	(2,681)	(2,681)	(2,681)
Reversal of goodwill reserve	-	-	(294,094)	-	-	-	-	-	-	(294,094)	(294,094)
Unclaimed dividends and interest on
shareholders’ equity	-	-	-	-	-	-	-	-	22,728	22,728	22,728
Capital increase - Special Shareholders’
Meeting of June 8, 2006	194,277	-	(194,277)	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	16,347	16,347	16,347
Consolidation adjustments:
Tax incentives	-	-	-	-	-	-	-	-	24,162	24,162	24,162
Donations received by subsidiary	-	-	-	-	-	-	-	-	19,254	19,254	19,254
Proposed allocation of income:
Legal reserve	-	-	-	-	3,539	-	-	-	(3,539)	-	-
Dividends	-	-	-	-	-	-	-	-	(16,808)	(16,808)	(16,808)
Reserve for expansion and modernization	-	-	-	-	-	-	50,426	-	(50,426)	-	-

BALANCES AT DECEMBER 31, 2006	6,347,784	515,089	552,638	3,589	100,960	11,070	653,038	(11,070)	198,648	8,371,746	8,371,746

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

SOURCES OF FUNDS
From operations:
Net income (loss)	16,347	(909,246)	(490,144)	(767,464)	(398,871)
Items not affecting working capital:
Depreciation and amortization	2,394,385	1,552,485	1,273,875	2,245,093	1,983,288
Depreciation of shared systems	-	1,080	-	1,278	735
Minority interest	7,968	166,884	331,522	173,446	480,866
Monetary and exchange variations on noncurrent
items, net	(123,721)	(253,207)	39,467	(295,948)	23,610
Net book value of assets disposals	48,828	1,733	58,030	33,481	62,274
Provision for loss on assets	277,987	36,403	-	36,403	-
Reserve for contingencies	50,344	3,251	16,034	14,534	16,273
Reserve for pension and other
post-retirement benefit plans	824	125	(2,831)	8	(2,876)
Gain on extinguishments of liabilities	-	(7,425)	-	(7,425)	-
Taxes other than income taxes	(4,403)	-	-	-	-
Income taxes	(929,699)	-	(7,540)	2,606	(7,540)
Loss on investment in subsidiaries	671	15,830	1,271	17,328	1,271
Loss on derivative contracts	280,203	363,712	88,883	422,559	123,539
Others	(1,668)	-	-	634	-

Total from operations	2,018,066	971,625	1,308,567	1,876,533	2,282,569

From shareholders:
Capital increase	-	58	-	58	-
Advances for future capital increase	-	-	1,999,942	-	1,999,942
Reserves	-	8	-	8	-

From third parties:
Loans and financing	1,217,420	2,288,542	1,240,563	2,288,542	1,240,563
Transfer from noncurrent to current assets	283,936	394,871	219,873	559,291	246,613
Premium reserve adjustments	-	-	-	11,819	3,544
Unclaimed dividends	22,728	-	4,364	-	4,364
Increase in noncurrent liabilities	166,478	-	-	50,015	157,018
Transfer of derivatives to current assets	10,180	311,395	-	311,395	-
Tax incentive	24,162	-	-	-	-
Transfer from property, plant and equipment
to current assets	-	5,276	1,282	5,276	2,095

Total sources	3,742,970	3,971,775	4,774,591	5,102,937	5,936,708

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

USES OF FUNDS
Additions to property, plant and equipment	2,102,422	1,546,065	1,392,048	2,203,410	1,937,195
Transfer from noncurrent to current liabilities	306,477	-	1,397,831	20,749	-
Transfer from current to noncurrent assets	-	-	-	4,530	-
Increase in deferred assets	1,510	580	3,137	3,046	3,349
Investments in subsidiaries and affiliated	-	-	422,805	-	422,805
Goodwill paid on acquisition of subsidiaries	-	12,100	487,881	12,100	487,881
Other investments	3	8,771	6,873	9,471	7,298
Provision of special premium reserve	52,412	-	-	3,910	-
Increase in deferred taxes	-	-	126,902	38,065	126,902
Increase in noncurrent assets	27,886	34,536	61,720	131,730	104,085
Decrease in noncurrent liabilities	-	20,539	-	-	-
Transfer from loans, financing and derivatives
to current liabilities	2,590,561	738,332	-	873,719	1,583,990
Dividends and interest on shareholders’
equity	16,808	46,345	64,662	116,700	165,470
Loss and share subscription by minority
shareholders	-	7,214	21,837	7,214	21,837
Other incoming assets	-	-	3,303	-	3,303

Total uses	5,098,079	2,414,482	3,988,999	3,424,644	4,864,115

EFFECT ON WORKING CAPITAL
ARISING FROM MERGER	1,050,802	-	-	-	-

INCREASE (DECREASE) IN WORKING
CAPITAL	(304,307)	1,557,293	785,592	1,678,293	1,072,593

REPRESENTED BY
Current assets:
At the beginning of the year	4,601,794	4,363,351	4,387,584	7,149,742	6,634,071
At the end of the year	5,672,494	4,601,794	4,363,351	7,253,824	7,149,742

Increase (decrease)	1,070,700	238,443	(24,233)	104,082	515,671

Current liabilities:
At the beginning of the year	4,324,950	5,643,800	6,453,625	7,501,710	8,058,632
At the end of the year	5,699,957	4,324,950	5,643,800	5,927,499	7,501,710

Increase (decrease)	1,375,007	(1,318,850)	(809,825)	(1,574,211)	(556,922)

INCREASE (DECREASE) IN WORKING
CAPITAL	(304,307)	1,557,293	785,592	1,678,293	1,072,593

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

OPERATING ACTIVITIES
Net income (loss)	16,347	(909,246)	(490,144)	(767,464)	(398,871)
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Minority interest	7,968	166,884	331,522	173,446	480,866
Depreciation and amortization	2,394,385	1,552,485	1,273,875	2,245,093	1,983,288
Depreciation of shared systems	-	1,080	-	1,278	735
Gain on prepayment of loans	-	(7,425)	-	(7,425)	-
Provision for loss on assets	277,987	36,403	-	36,403	-
(Gain) loss on property, plant and equipment disposals	(1,220)	(1,922)	45,865	27,605	48,762
Loss on derivative contracts	764,264	941,142	913,820	1,119,993	1,030,196
Monetary and exchange variation	(334,978)	(380,782)	(307,831)	(460,130)	(355,257)
Provision for loss on investment	671	15,830	1,271	17,328	1,271
Other nonoperating loss	-	-	5,319	-	5,319
Allowance for doubtful accounts receivable	720,496	514,756	269,033	647,015	335,143
Reserve for pension and other post-retirement
benefit plans	824	125	(2,831)	125	(2,831)
(Increase) decrease in customer accounts receivable	102,074	(806,346)	(540,378)	(1,149,034)	(777,677)
(Increase) decrease in inventories	80,292	196,557	(299,214)	196,557	(299,214)
(Increase) decrease in recoverable taxes and
deferred income taxes	(907,635)	99,924	(267,678)	120,852	(369,843)
Decrease in income and social contribution taxes	-	3,502	-	-	-
(Increase) decrease in other current and noncurrent assets.	254,956	73,181	(132,736)	224,838	(440,121)
Increase (decrease) in payroll and related accruals	6,785	779	15,071	(271)	20,989
Increase (decrease) in interest payable	(56,064)	24,393	6,217	24,816	(4,183)
Increase (decrease) in accounts payable	153,870	(155,832)	371,085	(288,402)	669,183
Increase (decrease) in taxes payable	(219,211)	36,578	105,488	67,236	92,176
Increase (decrease) in reserve for contingencies	(211,366)	58,894	40,103	85,625	54,087
Decrease in provision for pension fund	-	-	-	(117)	(45)
Increase (decrease) in other current and noncurrent
liabilities	50,333	8,839	(30,567)	(13,163)	(5,605)

Net cash from operating activities	3,100,778	1,469,799	1,307,290	2,302,204	2,068,368

INVESTING ACTIVITIES
Additions to property, plant, equipment and intangible
assets	(2,102,422)	(1,546,065)	(1,392,048)	(2,203,410)	(1,937,195)
Additions to deferred assets	(1,510)	(580)	(3,137)	(3,046)	(3,349)
Acquisition of minority interest in subsidiary	-	-	(901,502)	-	(901,502)
Short-term investments pledged as collateral	145,523	(166,395)	-	(191,166)	-
Acquisition of minority interest	(2,681)	-	-	-	-
Other investments	(3)	(8,771)	(6,873)	(9,471)	(7,298)
Escrow deposits	(11,387)	-	-	40,041	62,080
Cash received on sale of assets	50,048	3,655	12,165	5,876	13,512

Net cash used in investing activities	(1,922,432)	(1,718,156)	(2,291,395)	(2,361,176)	(2,773,752)

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

FINANCING ACTIVITIES
Loans and financing:
New loans	2,200,702	3,592,689	3,836,116	3,780,314	4,043,645
Loans repaid	(2,962,043)	(2,999,002)	(4,858,543)	(3,280,265)	(5,210,718)
Net settlement on derivatives contracts	(640,470)	(657,993)	113,943	(800,210)	76,298
Interest on shareholders’ equity and dividends paid
to minorities	(63,167)	(76,854)	(85,344)	(184,689)	(176,549)
Cash received relating to reverse stock split	6,580	64,344	-	111,702	-
Capital increase	-	58	-	58	-
Premium paid on acquisition of fractional shares	-	8	-	8	-
Advances for future capital increase	-	-	1,999,942	-	1,999,942

Net cash from (used in) financing activities	(1,458,398)	(76,750)	1,006,114	(373,082)	732,618

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(280,052)	(325,107)	22,009	(432,054)	27,234
Cash consolidated on January 1, 2006 due to merger
of TSD, TLE and CRT (see Note 1)	826,297	-	-	-	-
At the beginning of the year	855,751	1,180,858	1,158,849	2,114,102	2,086,868

At the end of the year	1,401,996	855,751	1,180,858	1,682,048	2,114,102

SUPPLEMENTAL CASH FLOW INFORMATION
Income and social contribution taxes paid	154,509	406,567	504,812	541,218	744,481
Interest paid	453,229	447,694	516,598	470,682	552,954

NONCASH TRANSACTION
Contribution of tax benefit by parent company	259,069	133,370	511,061	191,480	511,061
Capitalized cost of disassembled and equipment	-	4,853	39,199	5,703	68,328
Transference to advance for suppliers	-	5,276	9,096	5,276	9,903
Unclaimed dividends	22,728	-	4,364	-	4,364
Donation	19,254	9,159	-	14,034	3,971
Tax incentive	24,162	7,887	-	7,887	-
Reversal of goodwill reserve	294,094	-	-	-	-
Proposed dividends	16,808	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S.A. (the “Company” or “Vivo Part.”) (previously Telesp Celular Participações S.A.) is a publicly-traded company, whose controlling shareholders, as of December 31, 2006, are Brasilcel N.V. and its subsidiaries Portelcom Participações S.A., Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which, together, excluding treasury shares, hold 62.95% of the total capital stock.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

On February 22, 2006, the exchange of Vivo Part. shares for the shares held by the minority shareholders of Tele Centro Oeste Celular Participações S.A. (“TCO”), converting TCO into a wholly-owned subsidiary of Vivo Part., and the merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRT”) into Vivo Part. were approved at an Extraordinary General Shareholders’ Meeting. Prior to the merger, TSD, TLE and CRT were under common control with Vivo Part.

The results of the merged companies from January 1 to February 22, 2006 were consolidated in the Company’s statement of operations for the year ended December 31, 2006, as agreed in the merger protocol.

Auction of share fractions

Auctions were held on April 19 and 24, 2006 in the São Paulo Stock Exchange (“BOVESPA”) to reallocate in the “Free Float” 641,766 shares (310,366 common code VIVO3 shares and 331,400 preferred code VIVO4 shares), corresponding to the fractions remaining after the exchange of shares of the companies TSD, TCO, TLE and CRT for Vivo Part. shares derived from the capital restructuring approved by the Extraordinary General Shareholders’ Meeting on February 22, 2006. The amounts raised are available to the shareholders holding these fractions at any branch of Banco ABN Amro Real S.A., the depository agent of Vivo Part.’s shares.

Corporate restructuring

The Extraordinary General Shareholders’ Meeting held on October 31, 2006 approved the merger by the wholly-owned subsidiary Global Telecom S.A. of the other wholly-owned subsidiaries of Vivo Part. S.A., being Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular Participações S.A., as well as the subsidiaries of Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The objective of the corporate restructuring was to simplify the corporate and operational structure, by unifying the general business administration of the operators. This will now be concentrated in a single operating company controlled by Vivo Part., to take full advantage of the synergies between the companies involved and continuing the process initiated with the corporate restructuring approved in the Extraordinary General Shareholders’ Meeting held on February 22, 2006. Concurrently with the corporate restructuring, the name of Global Telecom S.A. was changed to Vivo S.A. (“Vivo”).

Prior approval for the merger of the subsidiaries was obtained from National Telecommunications Agency (ANATEL), on July 25, 2006, in Act No. 59,867, published in the Official Daily Government Newspaper (“DOU”) on July 27, 2006.

Due to the fact that the corporate restructuring does not directly involve Vivo Participações S.A., but only the subsidiary companies, Vivo Part.’s capital stock and shareholders’ equity, as well as its share structure and the current shareholder rights, were not changed.

The wholly-owned subsidiary, Vivo S.A., provides cellular telecommunications services, including activities necessary or useful to the provision of such services, pursuant to the authorizations granted, in accordance with the operating areas described below:

Expiration
date of
Operator area	authorization

Areas 1 and 2:
São Paulo	08.05.08
Area 6:
Rio Grande do Sul	12.17.07
Area 5:
Paraná and Santa Catarina	04.08.13
Area 3:
Rio de Janeiro	11.29.20
Espírito Santo	11.30.08
Area 9:
Bahia	06.29.08
Sergipe	12.15.08
Areas 7 and 8:
Distrito Federal	07.24.16
Goiás and Tocantins	10.29.08
Mato Grosso	03.30.09
Mato Grosso do Sul	09.28.09
Rondônia	07.21.09
Acre	07.15.09
Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The above authorizations are subject to a one-time renewal period of 15 years, subject to payment of annual charges equivalent to approximately 1% of operating revenues on a prospective basis. The authorizations for Rio de Janeiro and Distrito Federal were renewed by Act No. 54,324, of November 28, 2005, and Act No. 66,664, of September 8, 2006, respectively.

The business of the subsidiary, including the services it may provide, is regulated by ANATEL, the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2. PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with accounting practices in accordance with Brazilian Corporate Law, standards applicable to concessionaires of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (“CVM”).

a) Corporate law method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating property, plant and equipment, investments and deferred charges and shareholders’ equity accounts using indexes mandated by the Federal Government.

The net effect of these restatements was credited or charged to the statement of income in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

As from January 1, 1996 such inflation adjustments are no longer allowed.

b) Consolidated and Combined financial statements

The balance sheet and the statements of operations, changes in financial position and cash flows for the years ended December 31, 2005 and 2004 do not include the effects of the mergers mentioned in Note 1, and, consequently, are not comparable with those financial statements as of December 31, 2006.

Since the companies merged in 2006 were under common control with Vivo Part. since December 28, 2002, the Company has presented a combined balance sheet as of December 31, 2005 and combined statements of operations, changes in shareholders’ equity, and changes in financial position and cash flows, reflecting the operations of Vivo Part. combined with those of TSD, TLE and CRT. In preparing these combined financial statements, the acquisition of minority interests in TCO TSD, TLE and CRT were accounted for on February 22, 2006, the date of the restructuring. The combined financial statements have not been presented in the Company’s statutory filings.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

In consolidation, all intercompany balances and transactions and unrealized profits are eliminated. The consolidated financial statements include monetary restatement of property, plant and equipment and shareholders’ equity through December 31, 1995, in accordance with legislation in force.

Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.

Pursuant to CVM Resolution No. 489/05, as from 2006, the amounts of the escrow deposits linked to the reserve for contingencies are shown as deductions from the recorded liabilities. To assist comparison of the information presented, the balances for 2005 have been reclassified. Also, in respect of the presentation method, these financial statements take into consideration the requirements of CVM Resolution No. 488/05, which call for the reclassification of prior year balances, including the segregation between current and noncurrent assets.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Cash and cash equivalents represent all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

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

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

e) Inventories

Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f) Prepaid expenses

Are stated at amounts disbursed for expenses which have not been incurred.

g) Other assets

Include subsidies on sales of handsets to the accredited agents, which are deferred and recognized in results as these handsets are activated.

h) Goodwill

Represents goodwill recorded on acquisitions of consolidated subsidiaries. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by Vivo Part. An impairment is recognized on goodwill if the expected net cash flows generated the acquired net assets is not sufficient to cover its book value.

i) Goodwill on merged subsidiary

Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular S.A. on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

j) Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are stated at the cost of acquisition or construction, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets (see Note 13). Costs incurred for repairs and maintenance that represent improvements and increases in capacity or useful life are capitalized, while other routine costs are charged to results of operations. The estimated costs to be incurred for decommissioning towers and equipment on leased property are capitalized and depreciated over the useful life of the equipment, not exceeding the term of the lease agreements.

k) Deferred charges

Represent preoperating expenses recorded as formation costs and are amortized using the straight-line method, over a ten-year period.

Commerce location was recorded as deferred assets and is amortized over the term of the related agreements.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

l) Accrual for rewards program

The subsidiary has implemented a rewards program that enables users to accumulate points based on cellular services used, which may be exchanged in the future for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date which are calculated, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

m) Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and tax loss carryforwards are recorded by the subsidiary as assets on the assumption that the assets will be realized.

n) Advertising expense

Advertising costs are charged to expense as incurred and amounted to R$355,485, R$318,329 and R$308,940 for the years ended December 31, 2006, 2005 and 2004, respectively.

o) Loans and financing

Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

p) FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

q) Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel in respect of the probable outcome of pending cases and is adjusted to the balance sheet date based on the probable amount of the loss, in accordance with the nature of each contingency.

r) Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded immediately in income (loss) for the year. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the event that pension surpluses are unable to be used to reduce future contributions, the surpluses are not recognized (Note 32).

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

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

t) Net financial expenses

Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Exchange gains and losses on derivative contracts are also included in financial expense, net.

u) Derivatives

The Company enters into certain derivative contracts to manage exposure to foreign currency exchange rate fluctuations in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Net financial expenses”. Premiums paid or received in advance are deferred and amortized over the period of the respective contracts.

v) Employees’ profit sharing

Employees are entitled a participation bonus based on the achievement of certain goals agreed upon with employees and their union at the beginning of each year. The amounts accrued reflects management’s best estimate of the amount to be paid.

w) Segment information

The Company operates in one segment cellular telecommunications services.

x) Earnings (loss) per share

Calculated based on the number of shares outstanding at the balance sheet date.

y) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

4. CASH AND CASH EQUIVALENTS

	As of December 31,		Combined

	2006	2005	2005

Cash and banks	82,927	117,993	134,072
Short-term investments	1,319,069	737,758	1,547,976

Total	1,401,996	855,751	1,682,048

Short-term investments refer principally to fixed income transactions, which are indexed to the interbank deposit rates (“CDI”), with immediate liquidity.

5. SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL

	As of December 31,		Combined

	2006	2005	2005

Short-term investments pledged as collateral (*)	45,644	166,395	191,166

(*) Represents short-term investments pledged as collateral in connection with lawsuits.

6. TRADE ACCOUNTS RECEIVABLE, NET

The composition of accounts receivable is as follows:

	As of December 31,		Combined

	2006	2005	2005

Unbilled amounts from services rendered	320,281	247,379	431,814
Billed amounts	1,038,397	990,412	1,507,948
Interconnection	674,311	541,525	789,982
Accounts receivable from goods sold	281,563	245,492	401,448
(-) Allowance for doubtful accounts receivable	(353,306)	(249,399)	(356,741)

Total	1,961,246	1,775,409	2,774,451

No customer accounted for more than 10% of net accounts receivable as of December 31, 2006 and 2005, except for the amounts receivable from Telecomunicações de São Paulo S.A. - Telesp and Brasil Telecom S.A. - BrT, which contributed with approximately 11% and 13%, respectively, of the net accounts receivable as of December 31, 2005.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

As of December 31, 2006, the balance of accounts receivable included R$545,864 (R$349,612 in 2005) for co-billing with other operators. Amounts for co-billing have been accounted for based on the terms of preliminary agreements among the parties. The signature of the final agreements is still pending of the definition by ANATEL of responsibility for doubtful accounts receivable and losses related to fraud.

Changes in the allowance for doubtful accounts receivable were as follows:

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Beginning balance	249,399	144,621	135,841	208,701	189,803
Allowance for doubtful accounts
receivable charged to selling expenses	720,496	514,756	269,033	647,015	335,143
Write-offs	(723,931)	(409,978)	(260,253)	(498,975)	(316,245)
Allowance consolidated on merger	107,342	-	-	-	-

Ending balance	353,306	249,399	144,621	356,741	208,701

7. INVENTORIES

	As of December 31,		Combined

	2006	2005	2005

Digital handsets	320,162	298,573	427,389
Accessories	6,002	5,273	7,251
(-) Reserve for obsolescence	(44,144)	(45,091)	(72,328)

Total	282,020	258,755	362,312

8. RECOVERABLE TAXES

	As of December 31,		Combined

	2006	2005	2005

Prepaid/recoverable income and social contribution taxes	602,503	433,496	700,990
IRRF (withholding income tax)	28,145	78,389	118,932
Recoverable ICMS (State VAT)	431,436	227,712	383,794
Recoverable PIS and COFINS (taxes on revenue)	307,580	167,371	254,217
Other	59,928	3,126	6,113

Total recoverable taxes	1,429,592	910,094	1,464,046
ICMS on deferred sales	48,270	45,239	74,876

Total	1,477,862	955,333	1,538,922

Current	784,342	471,128	895,499
Noncurrent	693,520	484,205	643,423

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are available for offset over a period of 48 months.

9. PREPAID EXPENSES

	As of December 31,		Combined

	2006	2005	2005

FISTEL fees	47,277	80,556	109,066
Rentals	17,007	9,840	17,579
Advertising	114,927	101,826	158,113
Financial charges	3,847	4,670	4,823
Commercial incentives	1,780	3,521	4,912
Other	18,348	11,893	25,812

Total	203,186	212,306	320,305

Current	181,872	187,276	281,071
Noncurrent	21,314	25,030	39,234

10. OTHER ASSETS

	As of December 31,		Combined

	2006	2005	2005

Escrow deposits	85,716	25,356	16,831
Advances to employees	7,483	4,161	7,889
Credits with suppliers	3,338	16,911	23,956
Receivable from related parties	4,167	34,588	50,034
Subsidies on handset sales	37,335	22,461	36,867
Other	6,230	5,226	12,431

Total	144,269	108,703	148,008

Current	122,537	90,158	126,637
Noncurrent	21,732	18,545	21,371

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

11. DERIVATIVE CONTRACTS

The Company’s foreign-currency loans are denominated in U.S. dollars and Japanese yen and are translated at the exchange rates prevailing at December 31, 2006 and 2005, as follows:

	2006	2005

Exchange rate of R$ per U.S. dollar	2.1380	2.3407
Exchange rate of R$ per Japanese yen	0.017954	0.019833

The forward and swap contracts described below were entered into in order to mitigate Company’s exposure to foreign exchange variations.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

					Current assets			Noncurrent assets

		Notional amount buy (sell) (thousands)		Forward swap/exchange rate	Book value on December 31,		Combined	Book value on December 31,		Combined

Issuance	Maturity date	2006	2005	2006	2006	2005	2005	2006	2005	2005

01/30/02	01/16/06			R$1.7916
through	Through			through
11/25/05	07/15/11	482,261 USD	704,610 USD	R$3.1050	-	-	-	-	2,537	2,626

04/08/05	01/22/07			R$0.017999
through	Through			through
12/29/05	12/14/07	50,044,022 JPY	12,479,099 JPY	R$0.024001	-	-	-	-	2,817	2,817

01/22/99	09/26/06	-	280,000 USD	R$1.23	-	297,747	297,747	-	-	-

09/13/05	09/13/07
through	through
11/01/05	11/01/07	110,000 BRL	114,800 BRL	R$1,00	-	-	-	135	-	-

Short-term contracts		511,904 USD	179,379 USD	R$2.0667 through R$2.2188	1,298	1,142	1,709	-	-	-

Short-term contracts		1,866 EUR	2,460 EUR	R$2.89	-	-	-	-	-	-

Short-term contracts		241,616 JPY	9,930,517 JPY	R$0.018360	-	1,773	1,773	-	-	-

Short-term contracts		1,507,088 BRL	1,510,000 BRL	R$1,0	-	-	-	-	-	-

Total					1,298	300,662	301,229	135	5,354	5,443

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

					Current liabilities			Noncurrent liabilities

		Notional amount buy (sell) (thousands)		Forward swap/exchange rate	Book value on December 31,		Combined	Book value on December 31,		Combined

Issuance	Maturity date	2006	2005	2006	2006	2005	2005	2006	2005	2005

01/30/02	01/16/06			R$1.7916
through	through			Through
11/25/05	07/15/11	482,261 USD	704,610 USD	R$3.1050	249,798	276,922	289,599	74,755	258,027	307,265

04/08/05	01/22/07			R$0.017999
through	Through			Through
12/29/05	12/14/07	50,044,022 JPY	12,479,099 JPY	R$0.024001	92,056	-	-	54,963	35,055	35,055

01/22/99	09/26/06	-	280,000 USD	R$1.23	-	-	-	-	-	-

09/13/05	09/13/07
through	through
11/01/05	11/01/07	110,000 BRL	114,800 BRL	R$1.00	-	-	-	-	1,334	1,334

Short-term contracts		511,904 USD	179,379 USD	R$2.0667 through R$2.2188	25,357	37,583	42,942	-	-	-

Short-term contracts		1,866 EUR	2,460 EUR	R$2.89	171	820	836	-	-	-

Short-term contracts		241,616 JPY	9,930,517 JPY	R$0.018360	703	6,361	6,361	-	-	-

Short-term contracts		1,507,088 BRL	1,510,000 BRL	R$1.00	4,144	-	-	-	-	-

Total					372,229	321,686	339,738	129,718	294,416	343,654

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

12. GOODWILL

a) Components and changes

	As of December 31,		Combined

	2006	2005	2005

Goodwill on investment acquisitions, net	1,290,512	1,930,642	1,930,642
Reserve for investment losses	(311,467)	(380,541)	(380,541)

Net balance	979,045	1,550,101	1,550,101

Changes in goodwill balances are as follows:

	As of December 31,		Combined

	2006	2005	2005

Balance, net of reserve for loss - beginning of the year	1,550,101	2,054,963	2,054,963
Goodwill paid on investment acquisitions	-	12,100	12,100
Amortization of goodwill paid on investment
acquisitions	(311,987)	(377,886)	(377,886)
Transfer of tax benefit on goodwill to TCO	-	(133,370)	(133,370)
Transfer of tax benefit on goodwill to GT	(259,069)	-	-
Other	-	(5,706)	(5,706)

Balance, net of reserve for loss - end of the year	979,045	1,550,101	1,550,101

13. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET

a) Property, plant and equipment, net

a.1) Composition

	As of December 31,				Combined

		2006		2005	2005

		Accumulated	Net book	Net book	Net book
	Cost	depreciation	value	value	value

Transmission equipment	6,984,962	(4,982,936)	2,002,026	1,756,130	2,497,244
Switching equipment	3,461,217	(2,029,699)	1,431,518	1,080,530	1,499,874
Infrastructure	2,331,045	(1,169,751)	1,161,294	775,089	1,157,706
Land	59,929	-	59,929	47,492	62,088
Buildings	278,375	(63,475)	214,900	154,741	224,158
Handsets	1,397,235	(1,104,291)	292,944	126,709	248,343
Other assets	1,318,245	(772,535)	545,710	366,030	550,251
Construction in progress	737,158	-	737,158	294,011	443,495

Total	16,568,166	(10,122,687)	6,445,479	4,600,732	6,683,159

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

a.2) Depreciation rates

The useful lives of property, plant and equipment on a consolidated and combined basis are as follows:

Useful lives

	2006	2005	2004

Automatic switching equipment	5 to 10	5 to 10	5 to 10
Transmission and other equipment	5 to 10	5 to 10	5 to 10
Buildings	25 to 35	25 to 35	25 to 35
Other assets	5 to 15	1.5 to 35	1.5 to 35

In the year ended December 31, 2006, the Company capitalized financial expenses incurred on loans totaling R$1,604 that are financing the construction in progress.

As of December 31, 2006, the Company had fixed assets amounting to R$108,118, pledged as guarantees in lawsuits, as shown below:

Tax	97,034
Labor and civil	11,084

Total	108,118

As from December 2006, the Company offers its customers services based on the Global System for Mobile - GSM technology. In management’s opinion, the use of GSM will not affect recovery of the amounts previously invested in other technologies used by its network (TDMA and CDMA).

b) Intangible assets, net

b.1) Composition

	As of December 31,				Combined

	2006			2005	2005

		Accumulated	Net book	Net book	Net book
	Cost	depreciation	value	value	value

Software use rights	2,818,853	(1,683,827)	1,135,026	863,467	1,079,154
Concession license	976,503	(561,809)	414,694	479,752	479,752
Other assets	35,592	(23,233)	12,359	136	17,986
Construction in progress	80,604	-	80,604	49,322	69,312

Total	3,911,552	(2,268,869)	1,642,683	1,392,677	1,646,204

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

b.2) Depreciation rates

The useful lives of intangible assets on a consolidated and combined basis are as follows:

	Useful lives

	2006	2005	2004

Software use rights	5	5	5
Concession license	5 to 15	15	0
Other assets	5 to 15	5 to 16.67	5 to 15

c) Rentals

The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total annual rent expense under these agreements was R$280,833, R$75,106 and R$86,886 for the years ended December 31, 2006, 2005 and 2004, respectively, and combined was R$261,733 and R$215,594 for the years ended December 31, 2005 and 2004, respectively. Rental commitments, related primarily to facilities, including the future minimum rental payment, are as follows:

Year ending December 31,

2007	580,475
2008	549,769
2009	549,769
2010	482,881
2011 and thereafter	1,033,615

Total minimum payments	3,196,509

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continuation) (In thousands of Brazilian reais, unless otherwise indicated)

14. DEFERRED ASSETS, NET

	Annual
	amortization	As of December 31,		Combined

	rates - %	2006	2005	2005

Preoperating costs:
Amortization of licenses	10	80,496	80,496	80,496
Financial expenses	10	201,131	201,131	201,131
General and administrative expenses	10	69,960	69,960	69,960

		351,587	351,587	351,587
Goodwill (commerce location)	(*)	24,794	16,231	23,177

		376,381	367,818	374,764

Accumulated amortization:
Preoperating expenses		(256,883)	(221,012)	(221,012)
Goodwill (commerce location)		(18,245)	(10,937)	(14,817)

		(275,128)	(231,949)	(235,829)

Total		101,253	135,869	138,935

(*) In accordance with the terms of the respective rental agreements.

15. GOODWILL ON MERGED SUBSIDIARY, NET

	As of December 31,		Combined

	2006	2005	2005

Cost	84,265	84,265	84,265
Accumulated amortization	(51,261)	(42,834)	(42,834)

Total	33,004	41,431	41,431

The amount of goodwill is being amortized using the straight-line method over a ten-year period, based on the expected future profitability of Ceterp Celular S.A., the acquired company.

16. PAYROLL AND RELATED ACCRUALS

	As of December 31,		Combined

	2006	2005	2005

Wages and salaries	79,555	53,358	74,263
Accrued vacation and social security charges	64,132	44,533	63,098
Accrued benefits	12,938	7,215	12,479

Total	156,625	105,106	149,840

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

17. TRADE ACCOUNTS PAYABLE

	As of December 31,		Combined

	2006	2005	2005

Suppliers	1,936,194	1,094,558	1,681,688
Interconnection	176,938	102,668	118,915
Amounts due under SMP (*)	389,471	283,126	492,161
Technical assistance (Note 34)	84,252	19,020	114,125
Other	40,158	36,905	56,888

Total	2,627,013	1,536,277	2,463,777

(*)  The amounts to be passed on to Personal Mobile Service (“SMP”) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

18. TAXES PAYABLE

	As of December 31,		Combined

	2006	2005	2005

Current taxes:
ICMS (State VAT)	493,796	416,507	467,666
Income and social contribution taxes	2,319	33,218	123,767
PIS and COFINS (taxes on revenue)	71,133	68,853	107,490
FISTEL fees	3,420	13,930	19,148
FUST and FUNTTEL	7,496	4,460	7,577
Other taxes	11,252	7,611	12,985

Total	589,416	544,579	738,633

Legal liabilities:
Income and social contribution taxes	1,887	-	-
PIS and COFINS (taxes on revenue)	56,108	126,275	177,559
CIDE	17,600	5,348	12,491
Other taxes	1,168	-	-

Total	76,763	131,623	190,050

Total	666,179	676,202	928,683

Current	453,710	506,624	716,688
Noncurrent	212,469	169,578	211,995

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Current taxes

Out of the total noncurrent balance, R$151,131 (R$165,175 in 2005) refers to the “ICMS (State VAT) - Programa Paraná Mais Emprego”, resulting from the agreement with the Government of Paraná State concerning the postponement for payment of the ICMS. This agreement sets forth that the ICMS maturity date will occur in the 49th month following that in which the ICMS is determined.

Legal obligations - CVM Resolution No. 489/05

The Company sets forth below the taxes covered by Resolution No. 489, of October 3, 2005, issued by the CVM, approving Brazilian Institute of Independent Auditors - IBRACON Pronouncement NPC No. 22.

For purposes of the financial statements, escrow deposits made in respect of these taxes have been offset against taxes payable.

a) PIS and COFINS (taxes on revenue)

Vivo S.A. was assessed for having offset COFINS, in January and February 2000, against credits derived from the excess of 1/3 of COFINS paid in 1999, after being offset against social contribution tax. The Company recorded the amount of R$24,671 as of December 31, 2006, having made an escrow deposit for the same amount.

Law No. 9,718/98

On November 27, 1998, calculation of PIS and COFINS was amended by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized deduction of up to 1/3 of the COFINS amount from the amount of social contribution tax; and (iii) indirectly increased the COFINS and PIS due by the subsidiary, by ordering the inclusion of revenue in excess of billing in the calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the unconstitutionality of the changes in the calculation bases of contributions to PIS and COFINS introduced by Law No. 9,718/98, which had been the object of innumerous lawsuits brought by taxpayers in general and by the parent company and its subsidiary.

In evaluating Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared the unconstitutionality of paragraph 1, article 3 of the above-mentioned Law, which ruled that these contributions would be due not only on billing, but on “all income received by the corporate entity, irrespective of the type of activity exercised and the accounting classification used for the income”.

Due to the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiary started to include income in excess of billing in the PIS and COFINS calculation bases.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The Company recorded the amount of R$58,511 as of December 31, 2006, having made escrow deposits amounting to R$2,403.

b) CIDE (economic intervention contribution)

The Company is challenging the levying of CIDE (a Federal tax) on remittances of funds abroad, related to payments of technology transfer agreements, licensing of trademarks and software, etc. The Company has recorded the amount of R$55,466 having made escrow deposits amounting to R$37,866.

c) Income tax on hedge transactions

Vivo S.A. filed a suit challenging the levying of income tax on derivative operations. The Company has recorded the amount of R$1,887 as of December 31, 2006.

d) ISS (Municipal tax on services)

In Paraná State, the Company has filed a suit to void ISS levied on rental services, support activities and additional services. The Company has recorded the amount of R$226 as of December 31, 2006.

In Espírito Santo State, the Company was assessed in relation to ISS levied on rental services, support activities and additional services. The Company has recorded the amount of R$97 as of December 31, 2006.

e) INSS (national social security)

The Company is disputing certain INSS assessments for which it has recorded the amount of R$845 as of December 31, 2006.

Below are the changes in the legal obligations arising from compliance with CVM Resolution No. 489/05:

		Escrow
	Taxes	deposits	Total

Balance as of December 31, 2004	167,406	(44,690)	122,716
Additions	7,925	(4,460)	3,465
Reversals	(9,525)	-	(9,525)
Monetary restatement	14,967	-	14,967

Balance as of December 31, 2005	180,773	(49,150)	131,623
Additions	8,631	(5,397)	3,234
Reversals	(138,410)	-	(138,410)
Monetary restatement	14,760	-	14,760
Amounts recorded in connection with the merger	75,949	(10,393)	65,556

Balance as of December 31, 2006	141,703	(64,940)	76,763

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

		Combined

		Escrow
	Taxes	deposits	Total

Balance as of December 31, 2004	231,129	(44,690)	186,439
Additions	7,248	(12,450)	(5,202)
Reversals	(9,592)	-	(9,592)
Monetary restatement	18,405	-	18,405

Balance as of December 31, 2005	247,190	(57,140)	190,050

19. LOANS AND FINANCING

a) Composition of debt

		Annual interest	Maturity date	As of December 31,		Combined

Description	Currency			2006	2005	2005

Financial institutions:
Resolution No. 2,770	US$	4% p.y. to 6.24% p.y.	02.05.07 to	928,388	1,940,082	1,974,047
			10.10.08

Resolution No. 2,770		¥0% p.y. to 4.3752% p.y.	02.08.07 to	771,695	352,575	352,575
			10.03.08

Resolution No. 2,770	R$	IGP-M + 9.45% p.y.	02.09.10	111,666	115,264	256,790

Debentures	R$	103.3% CDI to 104.4%	08.01.08 to	1,500,000	1,500,000	1,500,000
		CDI	05.01.15

European Investment Bank	US$	1.4% p.y. + Libor to 1.45%	09.14.07 to	240,482	-	263,282
(BEI)		p.y. + Libor	06.13.08

Compror	US$	4.5% p.y. to 5.8% p.y.	07.31.07 to	33,456	168,749	183,749
			09.17.08

Compror		¥0% p.y. to 2.7783% p.y.	01.22.07 to	131,133	91,875	91,875
			09.16.08

BNDES	URTJLP	TJLP + 3.5% p.y. to 4.6%	01.15.07 to	163,795	267,714	267,714
		p.y. (*)	06.15.11

BNDES	UMBNDES	3.5% p.y. to 4.6% p.y.	01.15.07 to	28,075	48,327	48,327
			07.15.11

Commercial paper	US$	Libor + 1.75% p.y. to 6.3%	07.29.07 to	448,980	491,547	491,547
		p.y. to 6.55% p.y.	12.28.07

Export Development Canada	US$	Libor + 5% p.y.	12.14.06	-	23,643	23,643
- EDC

Other	R$	Column 27 FGV	10.31.08	851	1,292	1,292

Investment acquisition -	R$	100% CDI + 1% p.y.	04.30.08	10,697	10,697	10,697
TCO

Accrual interest				131,175	181,272	187,239

Total				4,500,393	5,193,037	5,652,777

Current				1,590,345	1,546,935	1,734,921
Noncurrent				2,910,048	3,646,102	3,917,856

(*) In the event that the long-term interest rate (TJLP) exceeds 10% per year, the spread increases to 6%.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

b) Repayment schedule

As of December 31, 2006, the long-term portion of loans and financing maturities are as follows:

Year

2008	1,739,448
2009	22,281
2010	136,905
2011	11,414
2012 and thereafter	1,000,000

Total	2,910,048

c) Restrictive covenants

The Company entered into certain loan agreements with National Bank for Economic and Social Development (BNDES), whose balance on December 31, 2006 was R$191,870 (R$316,041 as of December 31, 2005). The agreements contain certain financial covenants, including covenants derived from EBITDA. As of December 31, 2006, the Company was not in compliance with the “EBITDA margin” (EBITDA on net operating income), “EBITDA margin without products” (eliminating sales of goods and cost of goods sold) and current liquidity (current assets over current liabilities) ratios. The Company has obtained a waiver for noncompliance with these ratios.

The Company has also entered into a loan agreement with the European Investment Bank (“BEI”), the balances of which as of December 31, 2006 were R$240,482. As of December 31, 2006, the several economic and financial ratios established in the contract had been complied with by the Company.

d) Collateral

In the event of default, loans and financing of the Company, in local currency, amounting to R$150,118, are secured by accounts receivable, which can be withheld at the option of the lender up to a limit of 300% of the applicable monthly installment.

Banks	Collateral

BNDES	15% of receivables and Bank Deposit Certificates (“CDB”s) equivalent to the amount of the next installment payable, in the event of default.

100% of receivables and CDBs equivalent to the amount of the next   installment payable during the first year; CDBs equivalent to two   installments payable in the remaining period, in the event of default.

European Investment Bank (BEI) Trade risk guaranteed by Banco Espírito Santo, BBV and Rabobank.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

e) Debentures

On August 1, 2004, the first public issue of debentures was renegotiated, comprising 5,000 nonconvertible debentures, with a unit face value of R$100 maturing on August 1, 2008. The renegotiation reduced the interest rate from 104.6% to 104.4% of the CDI rate until the rate is renegotiated on August 1, 2007.

As part of its First Distribution of Marketable Securities Program in the amount of R$2,000,000 initiated on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 with a maturity of ten years as from the issue date.

The offer consisted of the issue of 100,000 unsecured nonconvertible debentures with a nominal unit face value of R$10, totaling R$1,000,000, in two series, R$200,000, in the first series, and R$800,000, with a final maturity of May 1, 2015. The debentures bear interest, payable semiannually at 103.3% (first series) and 104.2% (second series) of the accumulated average daily CDI rate.

The debentures are scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). The Company included the debenture amounts in the long-term maturities schedule above based on these renegotiation dates.

20. RESERVE FOR CONTINGENCIES

The Company and its subsidiary are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	As of December 31,				Combined

		2006		2005	2005

		(-) Escrow
	Provision	deposits	Net	Net	Net

Telebrás	-	-	-	122,125	122,125
Labor	55,550	(14,410)	41,140	14,985	20,898
Civil	143,587	(41,046)	102,541	60,563	63,651
Tax	2,942	-	2,942	15,111	21,442

Total	202,079	(55,456)	146,623	212,784	228,116

Current			61,911	41,266	47,972
Noncurrent			84,712	171,518	180,144

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The changes in the reserve for contingencies are as follows:

	Years ended December 31,		Combined

	2006	2005	2005

Beginning balance	212,784	172,610	227,973
Additional provision, net of reversals	109,550	55,044	84,548
Monetary variation	8,837	8,608	8,020
Payments	(220,434)	(10,199)	(30,507)
Reserve recorded in connection with merger	78,064	-	-
Additional escrow deposits	(42,178)	(13,279)	(61,918)
Ending balance	146,623	212,784	228,116

20.1. Tax claims

20.1.1. Probable losses

a) ICMS (State VAT)

Based on the opinion of its external legal counsel, the Company has recorded a provision of R$587 as of December 31, 2006, referring to ICMS (State VAT) tax suits filed in 2002, currently under dispute in the administrative sphere.

b) Other

The Company’s management recorded a provision of R$2,355 as of December 31, 2006, referring to various tax suits, based on the opinion of its external legal counsel.

20.1.2. Possible losses

Based on the opinion of its legal counsel and tax advisors, management believes that the resolution of the matters listed below will not have a material adverse effect on its financial position.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

a) ICMS (State VAT)

In the Northern and Middle-western States, including the Distrito Federal, the Company received several tax assessments totaling R$77,186, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls made from Brazil; (iii) failure to proportionally reverse an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on the free of charge telecommunications services, consisting of the donation of credits to be used under prepaid service plans; (v) failure to include in the ICMS calculation the base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

In the Paraná State, the Company received tax assessments totaling R$1,336 in respect of late payment of ICMS.

In the Bahia State, the Company received tax assessments totaling R$35,953, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; (ii) failure to reverse ICMS credits relative to handsets provided for rental and “free lease”; (iii) late payment of ICMS in the period from February to March 1998; (iv) ICMS due on complementary communications services; (v) failure to reverse ICMS credit in relation to long distance and call center; and (vi) ICMS on connection fees.

In the Sergipe State, the Company received tax assessments totaling R$18,628, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; (ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free lease”; (iii) ICMS on provision of handsets on consignment; and (iv) ICMS due on complementary communications services.

In the Espírito Santo State, the Company received tax assessments totaling R$7,926, mainly in respect of: (i) incorrect ICMS credits; and (ii) failure to write up trade notes.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

In the Rio de Janeiro State, the Company received tax assessments totaling R$77,615, mainly in respect of: (i) ICMS due on complementary communications services; (ii) ICMS on connection fees; (iii) ICMS on calls originating from administrative and test terminals; (iv) ICMS due on services provided to other telecommunications operators to clients not eligible for exemption; (v) ICMS on international calls; (vi) failure to reverse proportionally ICMS tax credit on the acquisition of fixed assets; and (vii) ICMS on provision of free of charge telecommunications services.

In the Rio Grande do Sul State, the Company received tax assessments totaling R$86,421, mainly in respect of: (i) ICMS on international calls; (ii) late payment of ICMS; and (iii) tax credits on electric power.

In the São Paulo State, the Company received tax assessments totaling R$65,874, mainly in respect of: (i) incorrect ICMS credits; and (ii) tax credits taken on an extemporary basis.

b) PIS and COFINS (taxes on revenue)

b.1) Increase in the calculation base

The Company received assessments amounting to R$2,526, as a result of the increase in the PIS and COFINS calculation bases introduced by Law No. 9,718/98. These assessments are being challenged in administrative proceedings.

b.2) Derivative operations

The Company received a COFINS assessment of R$8,416 relating to losses incurred on derivative operations in determining the calculation base for this contribution.

c) ISS (Municipal tax on services)

c.1) ISS on tariff for use of the mobile network

In Salvador, Bahia State, and Porto Alegre, Rio Grande do Sul State, the municipalities have assessed the Company demanding payment of ISS on the tariff for use of the mobile network (TUM). The amount involved is R$102,614.

d) Corporate income tax

The Company accepted assessments received by its subsidiary TLE amounting to R$5,438 levied on underpayment, arising from the excess paid to FINOR, FINAN or FUNRES, as calculated during the Review of Return Audit - excess investment in fiscal incentives.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

e) Corporate income tax, withheld income tax and social contribution tax

The Company received tax assessments in relation to its operation in the Rio de Janeiro State amounting to R$210,449, in respect of: (i) the use of part of the negative social contribution tax calculation base determined by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of corporate income tax and social contribution tax, due to the fact that the inspectors did not accept the deductibility of certain expenses; (iii) alleged underpayment of withheld income tax on overseas remittances; and (iv) changes to the corporate income tax and social contribution tax calculation bases resulting from the reduction in the Company’s declared tax loss.

f) FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed the understanding that: (i) revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation base; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation base for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, the subsidiary filed a writ of mandamus challenging the legality of this requirement, and obtained a temporary restraining order suspending its demandability.

g) FISTEL

In the Rio de Janeiro State and in the Distrito Federal, the Company holds two authorizations granted by the Public Authorities through SMP Authorization Document No. 013/02: one to operate the Personal Mobile Service (SMP), for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

These licenses for the remaining period (15 years) for use of the radio frequencies required to provide the Personal Mobile Service (SMP) have expired and procedures to extend them have been initiated. However, in order to obtain the license documents with an appropriate validity date for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), the Company was required to pay a further Installation Inspection Fee (“TFI”) for all its mobile and fixed stations and radio links.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The demand for the TFI, totaling R$134,924 in the Rio de Janeiro State and R$33,144 in the Distrito Federal, is based on ANATEL’s interpretation that article 9, item III, of Resolution No. 255/01 applies in this case, and that extension would constitute a taxable event for TFI. The Company does not, however, consider this interpretation of the law correct, and has, therefore, filed an administrative challenge.

h) Amortization of goodwill of Vivo

In the Rio Grande do Sul State, the Company was subject to a tax assessment relating to the collection of alleged corporate income tax and social contribution tax debts of R$270,080 for the allegedly undue amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações - CRT in calendar years 1997 and 1998.

20.1.3. Remote losses

a) Application of ICMS (State VAT)

In June 1998, the CONFAZ (“Conselho Nacional de Política Fazendária”) decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998. This claim impacts the Company’s subsidiary. The Company believes the application of the ICMS tax to nonbasic telecommunications services, such as cellular activation, is unlawful because it would subject to taxation certain services that are not telecommunications services. In addition, the Company does not believe new taxes may be applied retroactively. The Company believes, based on the opinion of its outside counsel (including certain judicial precedents), that the likelihood of an unfavorable outcome with respect to this claim is remote. Moreover, the Company believes that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application.

20.2. Labor and civil

20.2.1. Probable and possible losses

a) Consumer’s rights

The Company is part of a large number of lawsuits brought against it by individual consumers or civil association representing consumers’ rights claiming noncompliance of services and products sold by the Company. None of these lawsuits are individually material. As of December 31 2006 the Company, based on the opinion of its legal counsel, recorded a reserve of R$ 123,156 for those cases in which loss was considered to be probable. At the same date, lawsuits of a similar nature in which loss was considered to be possible amounted to R$ 263,964.

b) ANATEL

The Company is also part of several administrative and legal actions brought by Anatel, claiming the break of regulatory requirements related to the SMP service in the total amount of R$ 12,693.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

c) Litigation related to Telebrás loans

Tele Centro Oeste has filed a lawsuit against Tele Centro Sul (one of the holding companies arising from the breakup of Telebrás, now Brasil Telecom Participações S.A.), Telebrás itself and KPMG (the auditors during the breakup of Telebrás), regarding the distribution of debts and credits of former Telebrás’ loans, after its breakup.

In response to the lawsuit filed against it, Brasil Telecom Participações S.A. filed two countersuits in October 1999 against Telebrasília (which has since merged into TCO) and Telegoiás, seeking payment of the Telebrás loans in the amount of R$41.3 million from TCO and R$24.1 million from Telegoiás.

The lawsuit filed by Tele Centro Oeste against Brasil Telecom Participações S.A., Telebrás and KPMG was dismissed. In the other two lawsuits, filed by Brasil Telecom Participações S.A. against TCO and Telegoiás, the Court ruled partially in favor of Brasil Telecom Participações S.A. In the Court of Appeals of the Distrito Federal, TCO’s and Telegoiás’ appeal was denied. Brasil Telecom Participações S.A.’s appeal was granted. Since the Court of Appeals of the Distrito Federal rendered unfavorable decisions in these actions, TCO filed an appeal to the Superior Court of Justice and has been awaiting trial since May 2004. On December 17, 2004, the plaintiff in these actions initiated an enforcement proceeding, claiming the amounts owed to be R$91.5 million from TCO and R$59.3 million from Telegoiás. On August 31, 2005, TCO and Telegoiás filed a motion to stay the enforcement, in which they challenge the amounts sought by the plaintiff. The motion has not yet been reviewed by the Court.

A final decision unfavorable to TCO with respect to payment by TCO and Telegoiás is probable. However, on the specific point regarding indexation of the debts according to exchange variation, a decision unfavorable to TCO is only possible, since there is a good possibility that exchange variation will be excluded as a criterion of indexation of the outstanding balances.

In October 2006, the parties reached an agreement. The total amount paid was R$153,000, including the fees which the opposing party has to pay.

d) Litigation related to tax credits

Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against all the new holding companies, including Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although the Company believes that the restructuring was implemented in accordance with Brazilian law, the Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. The Company would be required to pay all the taxes that were offset against goodwill. The Company is unable to determine at this time the extent of any potential losses with respect to this claim.

e) Litigation related to ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Indústria Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações S.A. and its subsidiaries. The lawsuits allege that

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

those operators violated patent No. 9202624-9, related to Caller ID (“Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário”), granted to Lune by the INPI (Brazilian Intellectual Property Agency) on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent No. 9202624-9 was suspended by a Federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the Courts. In this proceeding was later presented the “Ação de Oposição”, by which a third company, Sonintel, and its two partners reinvoked rights to a previous patent related to Caller ID, and to which the above-mentioned patent (No. 9202624-9) was linked. The Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to Lune’s claim is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

f) Litigation related to validity of prepaid plan minutes

Telesp Celular Participações S.A. and its subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the Courts reviewing this matter. Although the Company believes that its criteria for imposing the deadline is in compliance with ANATEL’s rules, the Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

g) Others

The Company has also been sued for several other reasons, all of them related to the normal course of business, for which the Company has recorded a reserve of R$7,738 at December 31, 2006.

In relation to claims in which a loss is classified as possible, the amount involved is R$93,053 for the labor claims.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

20.2.2. Remote losses

a) Litigation related to breakup of Telebrás

Telebrás, the Company’s legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Company or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. The Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to these claims is remote.

b) Litigation related to the charging of subscription tariff

Global Telecom S.A., Telegoiás and Telems, together with other mobile telecommunications operators, are defendants in class action suits brought by the Federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law. The Company believes, based on the opinion of its legal counsel, that the possibility of an unfavorable decision in this lawsuit is remote, given that the charging of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

c) Difference in shares

Various lawsuits were brought by fixed-line subscribers against the holding companies, created as a result of the breakup of Telebrás system. Celular CRT S.A. is also named in this kind of lawsuits, rendered by the predecessor company - Companhia Rio-Grandense de Telecomunicações, today Brasil Telecom S.A., in the Rio Grande do Sul State.

Prior to the privatization process, telecommunications network expansion was partially financed by plans under the Ministry of Communication’s Order No. 1,361/76, that entitled fixed telephone line subscribers to receive a certain number of capital stock shares of the respective fixed telephone service providers based on amounts that these subscribers have paid for their fixed phone line subscriptions.

The plaintiffs claim to have rights regarding contracts entered into by the predecessor telecommunications companies and each fixed phone line subscriber, according to which the amount they have paid for their fixed telephone subscriptions would be convertible to a certain amount of the Company’s shares after twelve-month subscription periods.

The plaintiffs allege that the procedure by which the shares were subscribed in their names was unlawful, abusive and did not take into consideration, during a period of high inflation, the monetary correction of the amount they had paid to subscribe their fixed telephone lines.

Although an Appeal Court in Rio Grande do Sul State has already taken a favorable position to the plaintiffs, no decisions of that kind have been issued against Celular CRT S.A. The Company has raised, among others arguments, that the action against the Company is improper, on the grounds that liability for any claims arising out of acts committed prior to the effective date of the breakup should remain with the predecessor company. Decisions favoring this argument have been issued, even by the Supreme Court. A similar argument was adopted in the lawsuits brought against the holding companies, created as a result of the breakup of Telebrás system, which caused back-off requests presented by the authors towards Vivo and TCO.

The Company believes, based on the opinion of its legal counsel, that the likelihood of an unfavorable outcome with respect to these claims is remote.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

21. OTHER LIABILITIES

	As of December 31,		Combined

	2006	2005	2005

Deferred service revenue	177,917	121,865	176,064
Accrual for customer reward program (a)	65,004	21,311	50,679
Payable to related parties	2,099	6,007	341
Provision for pension plan	17,447	483	9,847
Reverse stock split (b)	117,945	64,344	111,702
Provision for disassemble	129,907	43,487	81,237
Other	9,084	1,874	7,633

Total	519,403	259,371	437,503

Current	386,422	215,285	353,770
Noncurrent	132,981	44,086	83,733

(a) The subsidiary has reward programs, in which the calls are transformed into points usable in future exchanges of handsets. The accumulated points, net of redemptions, are reserved as they are obtained, based on historic redemption data, accumulated points and the average point cost.

(b) Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reverse stock split. This balance is payable upon demand (Note 22).

22. SHAREHOLDERS’ EQUITY

a) Capital stock

On January 7, 2005, the Company increased its capital by R$2,053,896, of which R$53,896 refers to the special goodwill reserve realized in prior years, with the issue of 410,779,174 thousand new shares, comprising 143,513,066 thousand common shares and 267,266,108 thousand preferred shares.

In the General and Extraordinary Shareholders’ Meeting held on April 1, 2005, a reverse split of 1,582,563,527 book-entry shares, without par value, was approved, comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing share capital, in the portion of 2,500 (two thousand and five hundred) shares to 1 (one) share of the same type. Share capital consisted of 633,025,410 book-entry shares, without par value, of which 221,158,772 were common shares and 411,866,638 were preferred shares.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

On July 29, 2005, the Company advised the shareholders of a capital increase of R$242,595, corresponding to the tax benefit of the incorporated goodwill, effectively realized during previous fiscal years. The capital was increased from R$6,427,557 to R$6,670,152, with the issue of 29,298,932 new common shares, guaranteeing preemptive rights, as established in article 171 of Law No. 6,404/76, and establishing that funds arising from the exercise of preemptive rights would be credited to Portelcom Participações S.A.

An Ordinary and Extraordinary General Shareholders’ meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increase of R$1,068,839, due to the merger of TCO’s shares, and of R$1,562,298, due to the merger of TSD, TLE and CRT (see Note 1). The Company’s capital decreased from R$6,670,152 to R$6,153,507, consisting of 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

The shareholders of the merged companies received shares in Vivo for each share in accordance with the share exchange ratios shown listed below:

Shares

New shares issued for each TCO share of the same class merged	3.0830
New shares issued for each TSD share of the same class cancelled	3.2879
New shares issued for each TLE share of the same class cancelled	3.8998
New shares issued for each CRT share of the same class cancelled	7.0294

An Extraordinary Shareholders’ Meeting of the Board of Directors held on June 8, 2006 approved a capital increase of R$194,277, of which R$193,837 is from capitalization of the part of the special goodwill reserve corresponding to the fiscal benefit generated in 2005, as a result of the processes of corporate restructuring involving the Company and its merged subsidiaries and parent companies, and R$440 corresponding to balances remaining from previous years. The Company’s capital stock increased from R$6,153,507 to R$6,347,784, consisting of 1,442,117,745 shares, of which 524,931,665 are common shares and 917,186,080 are preferred shares, all book-entry nominal shares without par value.

b) Dividends and interest on shareholders’ equity

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws. They have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the fiscal year, calculated as defined by article 202 of corporate law, and have priority in the payment of minimum noncumulative dividends based on the greater of the following:

b.1) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

b.2) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

Pursuant to article 111, paragraph 1, of Law No. 6,404/76, as from the Annual Shareholders’ Meeting held on March 27, 2004, the Company’s preferred shares began to have full voting rights, since minimum dividends have not been paid on preferred shares during the last three consecutive years.

The dividends due were calculated as follows:

2006

Consolidated net income for the year	16,347
Consolidation adjustments:
Tax incentives	24,162
Donations received by subsidiary	19,254
Unclaimed dividends and interest on shareholders’ equity	11,010

Unconsolidated net income for the year	70,773
Appropriation to the legal reserve	(3,539)

Adjusted net income	67,234

Dividends	16,808

Number of preferred shares, excluding treasury shares	912,691,180

Dividends proposed per share (in Brazilian reais)	0.018416532

c) Capital reserves - special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

23. NET OPERATING REVENUE

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Monthly subscription and usage charges	7,131,407	4,468,730	3,998,186	7,203,443	6,193,811
Additional call charges	112,460	161,572	113,320	195,427	184,103
Interconnection	4,338,094	2,960,179	3,142,070	4,304,351	4,590,885
Data services	880,844	501,135	369,416	765,944	525,424
Other services	249,223	177,746	179,265	239,307	242,378

Total gross revenue from service	12,712,028	8,269,362	7,802,257	12,708,472	11,736,601

Value-added tax on services (ICMS)	(2,240,008)	(1,352,615)	(1,170,662)	(2,251,639)	(1,850,687)
PIS/COFINS - taxes on sales	(457,026)	(297,095)	(280,896)	(459,412)	(423,483)
ISS (Municipal tax on services)	(3,124)	(2,695)	(2,416)	(4,601)	(3,912)
Discounts granted	(451,657)	(256,004)	(182,653)	(380,234)	(282,581)

Net operating revenue from services	9,560,213	6,360,953	6,165,630	9,612,586	9,175,938

Sale of wireless devices and accessories	2,742,645	1,985,514	1,953,366	3,051,789	2,984,588

Value-added tax on services (ICMS)	(230,197)	(161,009)	(186,742)	(249,232)	(274,177)
PIS/COFINS - taxes on sales	(163,769)	(129,768)	(135,749)	(192,695)	(203,981)
Discounts granted	(832,193)	(496,043)	(349,081)	(821,292)	(570,733)
Returns of goods	(139,985)	(86,581)	(106,397)	(147,322)	(182,232)

Net operating revenue from sales of
wireless devices and accessories	1,376,501	1,112,113	1,175,397	1,641,248	1,753,465

Total net operating revenue	10,936,714	7,473,066	7,341,027	11,253,834	10,929,403

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2006, 2005 and 2004, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider in the São Paulo State, which contributed approximately 10.5%, 15% and 18%, respectively, and Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 10% during 2005 and 11% during 2004. The amounts involved refer mainly to interconnection. The services provided to Telesp are billed using similar terms to those with unrelated third parties.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

24. COST OF SERVICES AND GOODS SOLD

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Personnel	(88,709)	(63,242)	(59,308)	(98,206)	(91,177)
Supplies	(11,592)	(7,447)	(6,591)	(8,678)	(8,259)
Outside services	(369,953)	(198,598)	(173,128)	(312,884)	(267,349)
Leased lines	(222,542)	(133,984)	(119,684)	(259,488)	(218,772)
Rent, insurance and condominium fees	(206,788)	(96,981)	(90,362)	(178,734)	(161,501)
Interconnection	(784,992)	(158,673)	(222,582)	(242,710)	(347,642)
Taxes and contributions	(517,490)	(334,176)	(190,479)	(493,723)	(319,683)
Depreciation and amortization	(1,327,454)	(776,397)	(728,907)	(1,240,350)	(1,237,934)
Other	(136,338)	(56,070)	(758)	(77,838)	(3,783)

Cost of services	(3,665,858)	(1,825,568)	(1,591,799)	(2,912,611)	(2,656,100)
Cost of goods sold	(1,898,310)	(1,587,028)	(1,734,445)	(2,424,728)	(2,681,972)

Total	(5,564,168)	(3,412,596)	(3,326,244)	(5,337,339)	(5,338,072)

25. SELLING EXPENSES

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Personnel	(302,229)	(205,543)	(187,814)	(298,523)	(285,071)
Supplies	(39,200)	(34,565)	(44,579)	(53,443)	(67,010)
Outside services	(1,848,183)	(1,179,114)	(898,969)	(1,816,751)	(1,339,136)
Advertising	(355,485)	(318,329)	(308,940)	(464,774)	(453,164)
Rent, insurance and condominium fees	(60,772)	(42,287)	(34,519)	(62,690)	(51,280)
Taxes and contributions	(2,669)	(1,470)	(1,534)	(2,059)	(2,507)
Depreciation and amortization	(397,878)	(201,136)	(148,545)	(354,143)	(277,843)
Allowance for doubtful accounts
receivable	(720,496)	(514,756)	(269,033)	(647,015)	(335,143)
Other	(60,588)	(74,255)	(15,336)	(45,086)	(21,919)

Total	(3,787,500)	(2,571,455)	(1,909,269)	(3,744,484)	(2,833,073)

26. GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Personnel	(255,719)	(139,506)	(138,502)	(221,697)	(223,937)
Supplies	(13,769)	(7,924)	(6,768)	(14,540)	(15,100)
Outside services	(425,211)	(289,319)	(266,956)	(463,986)	(416,883)
Rent, insurance and condominium fees	(92,195)	(47,454)	(40,885)	(77,631)	(60,981)
Taxes and contributions	(4,627)	(5,392)	(12,194)	(7,276)	(14,004)
Depreciation and amortization	(309,447)	(149,517)	(131,321)	(224,122)	(201,917)
Other	(11,216)	(20,243)	(23,965)	(24,116)	(26,353)

Total	(1,112,184)	(659,355)	(620,591)	(1,033,368)	(959,175)

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

27. OTHER OPERATING EXPENSES, NET

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Income:
Fees	88,842	68,683	72,417	92,424	87,730
Recovered expenses	293,206	67,016	51,615	98,592	97,122
Provision reversals	29,065	15,847	16,975	21,270	27,883
Shared infrastructure/EILD	58,119	24,538	17,680	42,412	32,267
Cash rebates	13,568	40,059	15,842	55,878	26,000
Reimbursement of advertising cost	35,298	49,616	48,511	75,611	66,849
Other	23,830	16,445	17,870	22,142	24,308

Total	541,928	282,204	240,910	408,329	362,159

Expenses:
FUST fees	(53,549)	(33,553)	(29,973)	(53,204)	(46,209)
FUNTTEL	(26,818)	(16,776)	(14,854)	(26,620)	(22,912)
ICMS on the expenses	(71,820)	(31,615)	(3,804)	(48,632)	(9,983)
CIDE	(8,689)	(3,939)	(1,176)	(3,939)	(1,176)
PIS and COFINS on other revenue	(43,947)	(34,561)	(30,664)	(47,076)	(41,617)
Other taxes and contributions	(14,924)	(16,761)	(25,513)	(23,170)	(29,036)
Reserve for contingencies	(138,615)	(45,891)	(29,462)	(99,265)	(53,523)
Amortization of deferred charges	(47,619)	(47,549)	(39,369)	(48,592)	(39,861)
Goodwill amortization	(311,987)	(377,886)	(225,733)	(377,886)	(225,733)
Other	(94,564)	(16,697)	(10,261)	(40,020)	(21,326)

Total	(812,532)	(625,228)	(410,809)	(768,404)	(491,376)

Other operating expenses, net	(270,604)	(343,024)	(169,899)	(360,075)	(129,217)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

28. NET FINANCIAL EXPENSES

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Financial income:
Financial income	286,805	281,055	252,497	462,598	424,945
PIS/COFINS on financial income	(51)	(19,949)	(29,247)	(22,906)	(45,372)

Total	286,754	261,106	223,250	439,692	379,573

Financial expenses:
Derivative contracts	(427,385)	(521,009)	(517,559)	(624,557)	(581,410)
Loans	(397,164)	(472,304)	(505,682)	(498,426)	(540,825)
Other financial operations	(196,306)	(143,180)	(202,341)	(200,703)	(256,321)

Total	(1,020,855)	(1,136,493)	(1,225,582)	(1,323,686)	(1,378,556)

Monetary and exchange variations:
Assets-
Derivative contracts	(49,640)	(46,375)	(71,759)	(103,047)	(80,836)
Liabilities:
Derivative contracts	(287,239)	(373,758)	(324,502)	(392,389)	(367,950)
Loans	334,978	380,782	307,831	460,130	355,257
Other operations	(11,983)	(2,876)	(4,640)	6,158	4,002

Total	(13,884)	(42,227)	(93,070)	(29,148)	(89,527)

Net financial expenses	(747,985)	(917,614)	(1,095,402)	(913,142)	(1,088,510)

29. NET NONOPERATING EXPENSES

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Net gain (loss) on disposal of property, plant and
equipment	1,220	1,922	(45,865)	(27,605)	(48,762)
Provision for losses on assets	(277,987)	(36,403)	-	(36,403)	-
Provision for loss on investments	(671)	(15,830)	-	(17,328)	-
Restructuring cost	-	(23,987)	-	(23,987)
Other	(11,532)	8,980	(5,319)	8,834	(12,140)

Net nonoperating expenses	(288,970)	(65,318)	(51,184)	(96,489)	(60,902)

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

30. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary estimate monthly the amounts for income and social contribution taxes on an accrual basis. Deferred taxes on temporary differences and tax loss carryforwards were calculated based on the 34% rate.

a) Components of income taxes

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Income tax	(373,873)	(250,815)	(256,502)	(400,378)	(396,049)
Social contribution tax	(134,593)	(90,963)	(93,572)	(145,424)	(143,743)
Deferred income tax	1,005,183	70,321	16,922	134,174	74,400
Deferred social contribution tax	362,295	25,391	6,092	48,673	26,933

Total	859,012	(246,066)	(327,060)	(362,955)	(438,459)

b) Reconciliation of effective tax rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for 2006, 2005 and 2004:

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Income (loss) before taxes	(834,697)	(496,296)	168,438	(231,063)	520,454
Income tax credit (expense) at combined
statutory rate (34%)	283,797	168,741	(57,269)	78,561	(176,954)
Permanent additions:
Nondeductible expenses - amortization of
goodwill	(106,076)	(131,346)	(73,353)	(131,346)	-
Other nondeductible expenses	(73,226)	(35,879)	(13,981)	(48,061)	(22,622)
Nondeductible loss on accounting receivable	(60,849)	-	-	-	-
Other additions	(25,709)	-	(1,068)	(1,444)	(3,582)
Permanent exclusions:
Interest on shareholders’ equity credited –
subsidiary	-	8,255	13,545	26,421	46,967
Other exclusions	34,604	14,691	9,339	15,599	9,762
Unrecognized tax loss and temporary
differences	(108,612)	(270,528)	(204,273)	(306,130)	(292,030)
Tax loss and temporary differences not
recognized in prior years (*)	915,083	-	-	3,445	-

Income tax credit (expense)	859,012	(246,066)	(327,060)	(362,955)	(438,459)

(*) As resulted of the corporate restructuring described in Note 1 since the profitable subsidiaries were merged into a subsidiary with significant unrecorded tax losses carryforwards.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

c) Composition of deferred income tax assets

Deferred income tax assets based on temporary differences are comprised as follows:

	As of December 31,		Combined

	2006	2005	2005

Tax credits recorded on corporate restructuring (Note 33)	922,140	898,717	1,005,710
Tax credits on provisions for:
Obsolescence	15,009	12,143	20,984
Contingencies	117,478	86,418	127,362
Allowance for doubtful accounts receivable	120,124	66,255	101,515
Customer reward program	22,102	6,357	16,576
Employees’ profit sharing	26,186	12,365	18,337
Suppliers	125,799	58,319	68,164
Other	340,102	58,107	140,400
Tax loss carryforwards	1,120,875	147,874	352,935

Total deferred taxes	2,809,815	1,346,555	1,851,983

Current	878,397	477,987	615,832
Noncurrent	1,931,418	868,568	1,236,151

The amount classified in current assets refers to the reversal of temporary differences and amortization of goodwill scheduled for 2007.

Deferred taxes have been recorded, if it is more likely than not that they will be realized, as follows:

a) Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income.

b) Tax credit on corporate restructuring: consists of net balance of goodwill and provision to maintain the integrity of shareholders’ equity (Note 33) and is realized as the goodwill is amortized, over a period of between five and ten years.

c) Temporary differences: will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

VIVO PARTICIPAÇÕES S.A.
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

31. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Risk considerations

The Company and its subsidiary are exposed to the following market risks:

  Credit risk: resulting from any difficulty in collecting fees for telecommunications services provided to customers and revenues from sales of handsets to distribution networks, as well as the risks relating to swap transactions.

  Interest rate risk: resulting from debt and derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly Libor, TJLP and CDI).

  Currency risk: related to debt and derivative instruments contracted in foreign currencies that expose the Company to potential losses from adverse exchange rate fluctuations.

The Company and its subsidiary actively manage their operations to mitigate these risks by means of comprehensive operating procedures and policies.

Credit risk

Credit risk from providing telecommunications services is reduced by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. As of December 31, 2006, the Company and its subsidiary have prepaid customers that represent 81% of their customer bases. These customers do not represent a credit risk.

Credit risk from the sale of handsets is managed by following conservative credit granting procedures which encompass the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer’s balance sheets, and using credit protection agencies’ databases.

The Company and its subsidiary are also exposed to credit risk relating to their financial investments and receivables from swap transactions. The Company and its subsidiary attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais. In order to minimize this exposure, the Company contracted CDI swap operations in Brazilian reais for fixed interest rates at a total notional value of R$1,694 million. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The Company and its subsidiary are also exposed to fluctuations in the TJLP on financing from BNDES. As of December 31, 2006, the principal of these operations amounted to R$163,795 (R$267,714 as of December 31, 2005). The Company and its subsidiary have not entered into derivative operations to hedge against these risks.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2006, these operations totaled US$232,480 thousand (principal).

Of the total loans and financing associated with variable foreign interest rates (Libor), US$232,480 thousand (principal) are protected against interest rate variations (Libor) by derivatives (interest rate swaps).

Currency risk

The Company and its subsidiary utilize derivative instruments to protect themselves against currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of December 31, 2006 and 2005 is shown in the table below:

	In thousands - 2006

	US$	€	¥

Loans and financing	(799,470)	-	(50,892,759)
Loans and financing - UMBNDES (*)	(13,191)	-	-
Derivative contracts	837,703	1,871	50,892,759
Other obligations	(29,272)	(5,982)	-

Total	(4,230)	(4,111)	-

	In thousands - 2005

	US$	€	¥

Loans and financing	(1,163,978)	-	(22,508,949)
Loans and financing - UMBNDES (*)	(20,882)	-	-
Derivative contracts	1,189,046	2,482	22,508,949
Other obligations	(1,346)	(9,408)	-

Total	2,840	(6,926)	-

	In thousands - 2005 - Combined

	US$	€	¥

Loans and financing	(1,298,850)	-	(22,508,949)
Loans and financing - UMBNDES (*)	(20,882)	-	-
Derivative contracts	1,356,609	2,532	22,508,949
Other obligations	(35,440)	(9,683)	-

Total	1,437	(7,151)	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

(*) UMBNDES is a monetary unit prepared by the BNDES, consisting of a basket of foreign currencies, of which the principal is the U.S. dollar. For this reason, the Company and its subsidiary consider it as a U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b) Derivative contracts

As of December 31, 2006, the Company and its subsidiary had exchange derivative contracts in the amount of US$837,703 thousand, ¥50,892,759 thousand and €1,871 thousand (US$1,189,046 thousand, ¥22,508,949 thousand and €2,482 thousand as of December 31, 2005, and combined for the year ended on December 31, 2005, US$1,356,609 thousand, ¥22,508,949, and €2,532), to protect against foreign currency exchange rate variation on all their foreign exchange liabilities. The Company also had a CDI versus pre-swap operations for partial coverage of fluctuations in the domestic interest rates. The operations covered mature in January 2007 and 2008, and amounted to a total of R$1,864,877.

As of December 31, 2006, the Company and its subsidiary had recorded an accumulated loss of R$500,514 (R$310,086 as of December 31, 2005) on these derivative contracts.

The table below shows the net position of these operations as stated in the Company’s balance sheet:

	As of December 31,		Combined

	2006	2005	2005

Current assets	1,298	300,662	301,229
Noncurrent assets	135	5,354	5,443

Total assets	1,433	306,016	306,672

Current liabilities	(372,229)	(321,686)	(339,738)
Noncurrent liabilities	(129,718)	(294,416)	(343,654)

Total liabilities	(501,947)	(616,102)	(683,392)

Accumulated loss	(500,514)	(310,086)	(376,720)

The Company and its subsidiary record gains and losses on derivative contracts as net financial income or expenses.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The estimated book and market values of loans and financing and derivative contracts are as follows:

			Unrealized
	Book value	Market value	loss

Loans and financing	(4,500,393)	(4,514,980)	(14,587)
Derivative contracts	(500,514)	(495,950)	4,564
Other obligations	(79,429)	(79,429)	-

Total	(5,080,336)	(5,090,359)	(10,023)

The positions of the Company’s and its subsidiary derivative contracts are summarized as follows (amounts in thousands):

Derivative contracts	2007	2008	2009	2010	2011

Forward contracts - Euro/R$
1.a) Principal - Euros	1.866	-	-	-	-
b) Asset rate	3.83%	-	-	-	-
c) Liability rate	100% of CDI	-	-	-	-

Swap contracts - US$/R$
1.a) Principal - US$	514,504	244,613	1,469	732	367
.b) Asset rate	3.80% to 14.90%	3.81% to	4.85% to	7.04% to	7.87% to
		15.80%	7.00%	7.80%	8.09%
c) Liability rate	94.3% to 113.4% of CDI	92.80% to	100% of	100% of	100% of
		106.50% of	CDI	CDI	CDI
		CDI

Swap contracts - US$/US$
1.a) Principal - US$	232,480	-	-	-	-
b) Asset rate	Libor 3m + Libor 12m	-	-	-	-
c) Liability rate	3.81% to 6.42%	-	-	-	-

Swap contracts - Japanese yen/R$
1.a) Principal - Japanese yen	16,577,788	33,707,851	-	-	-
b) Asset rate	0% to 3.63%	0% to	-	-	-
		4.38%
c) Liability rate	103.8% to 106.2% of CDI	104.0% to	-	-	-
		106.5% of
		CDI

Swap contracts - R$/R$
1.a) Principal - Brazilian reais	1,507,088	-	-	-	-
b) Asset rate	100% of CDI	-	-	-	-
c) Liability rate	14.88% to 15.25%	-	-	-	-

Swap contracts - IGP-M/CDI
1.a) Principal - Brazilian reais	-	-	-	110,000	-
b) Asset rate	-	-	-	9.45%	-
c) Liability rate				107.0% of
	-	-	-	CDI	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

c) Market value of financial instruments

The market value of loans and financing and derivative instruments was determined based on the discounted cash flows, using available market information. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in the current market. The use of different market assumptions may have a material effect on estimates.

32. PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social -SISTEL, as follows:

a) PBS-A: This is a defined-benefit multi-sponsored plan, for participants who were previously assisted and had such status on January 31, 2000.

b) PBS-Telesp Celular, PBS-TCO, PBS-Tele Sudeste Celular and PBS-Tele Leste Celular: These are defined-benefit retirement plans sponsored individually by the Company.

c) PAMA: This is a multi-sponsored healthcare plan for retired employees and their dependents, on a shared-cost basis. The contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to finance the PBS and 1.5% the PAMA Plan. In the year ended December 31, 2006, the contributions to these Plans were R$24.

d) TCP Prev and TCO Prev Plans: These are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of participants in both plans; and in the TCO Prev Plan, some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participant’s salary, according to the percentage chosen by the participant. In the year ended December 31, 2006, the contributions to these Plans amounted to R$1,446.

A number of civil claims were brought by Associação dos Participantes e Assistidos de Fundações e Sociedades Civis de Previdência Complementar da Área de Telecomunicações - ASTEL against SISTEL, citing Telefônica and Telesp Celular as well as SISTEL, which are summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA - Retired Employees’ Healthcare Plan (“Plano de Assistência Médica aos Aposentados”) and that they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should re-enroll in the PAMA, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not withstand pricing pressure and asked for cancellation of their enrollment in the PAMA or joined the PCE (Special Coverage Plan), if they so wish, also without restrictions; (iii) that SISTEL should reassess the economic needs of the PAMA, including the amounts of monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contributions should be calculated based on the payroll of all their employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS; (v) that SISTEL should reestablish the accreditation of all hospitals, clinics and laboratories that had been cancelled; (vi) that a review of the accounting distribution of the equity should be made, so as to attribute to PAMA the amounts relating to the reduction factor of the additional payments, as above, and that, until this review is made, SISTEL should be prohibited from spinning off any of the net equity of the PBS-A or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum" intended to guarantee PBS-2 and PAMA, illegally taken across to the Visão Plan of Telesp and TCP Prev of Telesp Celular; and (viii) that advance relief be granted in respect of items “i”, “ii” and “v”.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Through its actuarial advisors, the subsidiary prepared a study considering the impacts described above; accordingly, the change in the cost formulas as claimed by the ASTEL civil suit represents an additional burden on the provisions recorded by the subsidiary amounting to R$1,234.

Based on the opinion of its legal counsel and tax advisors, management believes that at this time there is no risk of payment, and, as of December 31, 2006, the probability of loss was classified as possible.

e) Visão Celular - CRT Participações, Tele Sudeste and Tele Leste benefit plan: This is an individual defined contribution plan introduced by SISTEL in August 2000. The Company’s contributions to the Visão Celular Plan are equal to those of participants, varying from 0% to 9% of the participant's salary, according to the percentage chosen by the participant. As of December 31, 2006, contributions to this Plan amounted to R$790.

f) Defined-benefit plans: These are CRT Participações-sponsored defined-benefit pension plans (founder benefits plan and the alternative benefits plan), which were managed by the Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, CRT Participações and Brasil Telecom S.A., sponsors of the FCRT, signed a Term of Commitment for the full separation of the sponsors, through the withdrawal of CRT Participações as a sponsor and a guarantee that this withdrawal would be carried out strictly in accordance with pertinent legislation and respecting the rights of participants. This was approved by the Federal Supplementary Pensions Office on December 30, 2003.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Although existing legislation permits the suspension of deductions of contributions of the sponsors and participants from January 2002 to December 2003, CRT Participações continued to make the payments as a way of safeguarding and preserving participants’ rights until CRT Participações’ effective withdrawal from sponsoring the FCRT.

The method for withdrawal of the sponsor established by the Social Security Ministry Resolution No. 06/88 was followed in the actuarial valuation of the Plans.

The reserves were individually valued, based on the method defined in the above Resolution for each of the categories (assisted persons and pensioners, imminent and nonimminent risks).

As agreed with FCRT, since October 2004, CRT Participações has been transferring to SISTEL the amount planned as a savings reserve for the Company’s active employees who opted to migrate from the FCRT Alternative/Founder Plan to the Visão Plan, amounting to R$9,515 as of December 31, 2006. Out of the R$14,847 accrued as of December 31, 2006 (R$8,677 in 2005), R$3,245 refers to the withdrawal reserve for participants with an Agreement of Intent to transfer to BrTPrev, who are awaiting the outcome of procedures with the INSS (national social security) to obtain retirement.

The Company shows below the breakdown of the provision for the defined-benefit retirement plans and healthcare plan for retired employees as of December 31, 2006 and 2005, as well as the other information required by CVM Deliberation No. 371/02 on these plans:

		Combined
Plan	2006	2005

PAMA	2,509	1,170

1) Reconciliation of funded status

	2006

	PAMA (i)	PBS (ii)	PBS-A (i) (ii)	TCP Prev (ii)	TCO Prev (ii)	Visão (ii)

Benefit obligation	5,401	22,545	24,915	3,632	43,006	5,912
Fair value of plan assets	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)

Funded status	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)

	Combined

	2005

	PAMA (i)	PBS (ii)	PBS-A (i)	TCP Prev (ii)	TCO Prev (ii)	Visão (ii)

Benefit obligation	3,947	21,711	23,486	3,060	39,832	5,388
Fair value of plan assets	(2,777)	(27,044)	(30,425)	(5,993)	(54,329)	(13,777)

Funded status	1,170	(5,333)	(6,939)	(2,933)	(14,497)	(8,389)

(i)      Refers to the Company’s proportional participation in the assets and liabilities of the multi-sponsored plans - PAMA and PBS-A.

(ii)      Although PBS, PBS-A, TCP Prev, TCO Prev and Visão Plans showed surpluses as of December 31, 2006, no assets were recognized by the sponsor, since there is no legal provision for the use of these surpluses benefit the sponsor.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

2) Change in net actuarial liabilities (assets)

	Combined

	2005

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	VISÃO

Net actuarial (asset) liability as of December 31, 2004	855	(3,851)	(6,489)	(1,919)	(1,090)	(126)
Service cost	391	2,223	2,341	445	5,757	1,849
Sponsor’s contribution for the year	-	(149)	-	-	(712)	(1,041)
Recognition of actuarial (gains) losses for the year	416	476	1,346	890	(5,595)	(8,150)
Gains for the year	(492)	(4,032)	(4,137)	(2,349)	(12,857)	(921)

Net actuarial (asset) liability as of December 31, 2005	1,170	(5,333)	(6,939)	(2,933)	(14,497)	(8,389)

	2006

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Net actuarial (asset) liability as of
December 31, 2005	483	(1,721)	(2,962)	(2,933)	(14,497)	-
Incorporation of TSD, TLE, CRT and TCO .	687	(3,612)	(3,977)	-	-	(8,389)

Combined net actuarial (asset) liability as of
December 31, 2005	1,170	(5,333)	(6,939)	(2,933)	(14,497)	(8,389)

Service cost	111	(1,870)	(5,773)	(2,344)	(450)	(445)
Sponsor’s contribution for the year	(1)	(23)	-	-	(1,446)	(790)
Recognition of actuarial (gains) losses
for the year	1,229	(533)	769	(185)	(696)	(7,592)

Net actuarial (asset) liability as of
December 31, 2006	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)

3) Change in benefit obligation

	Combined

	2005

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	VISÃO

Benefit obligation as of December 31, 2004	3,404	19,920	21,598	1,725	40,545	6,566
Current service cost	16	61	-	267	1,219	1,165
Interest cost	375	2,162	2,341	178	4,538	684
Benefits paid for the year	(268)	(1,822)	(1,799)	-	(875)	(50)
Actuarial (gains) losses for the year	420	1,390	1,346	890	(5,595)	(2,977)

Benefit obligation as of December 31, 2005	3,947	21,711	23,486	3,060	39,832	5,388

	2006

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Benefit obligation as of December 31, 2005	1,630	11,338	10,024	3,060	39,832	-
Incorporation of TSD, TLE, CRT and TCO	2,317	10,373	13,462	-	-	5,388

Combined benefit obligation as of December
31, 2005	3,947	21,711	23,486	3,060	39,832	5,388

Current service cost	24	70	-	438	581	908
Interest cost	437	2,359	2,548	319	4,445	570
Benefits paid for the year	(236)	(1,683)	(1,888)	-	(1,156)	(57)
Actuarial (gains) losses for the year	1,229	88	769	(185)	(696)	(897)

Benefit obligation as of December 31, 2006	5,401	22,545	24,915	3,632	43,006	5,912

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

4) Change in plan assets

	Combined

	2005

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	VISÃO

Fair value of plan assets as of December 31, 2004	(2,549)	(23,771)	(28,087)	(3,644)	(41,635)	(6,692)
Benefits paid for the year	268	1,822	1,799	-	875	50
Gain for the year	(4)	(914)	-	-	-	(5,173)
Sponsor’s and employees’ contributions for the
year	-	(149)	-	-	(712)	(1,041)
Return on plan assets for the year	(492)	(4,032)	(4,137)	(2,349)	(12,857)	(921)

Fair value of plan assets as of December 31, 2005	(2,777)	(27,044)	(30,425)	(5,993)	(54,329)	(13,777)

	2006

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Fair value of plan assets as of
December 31, 2005	(1,147)	(13,059)	(12,986)	(5,993)	(54,329)	-
Incorporation of TSD, TLE, CRT and TCO	(1,630)	(13,985)	(17,439)	-	-	(13,777)

Combined fair value of plan assets as of
December 31, 2005	(2,777)	(27,044)	(30,425)	(5,993)	(54,329)	(13,777)

Benefits paid for the year	236	1,683	1,888	-	1,156	57
Sponsor’s and employees’ contributions for the
year	(1)	(23)	-	-	(1,446)	(790)
Return on plan assets for the year	(350)	(4,299)	(8,321)	(3,101)	(5,476)	(1,923)
Gain for the year	-	(621)	-	-	-	(6,695)

Fair value of plan assets as of
December 31, 2006	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)

5) Estimated expenses for 2007

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Service cost	18	25	-	501	836	941
Interest cost on actuarial liabilities	542	2,222	2,455	345	4,338	567
Expected return on assets	(297)	(3,685)	(4,735)	(1,094)	(6,775)	(2,897)
Employees’ contributions	-	(9)	-	-	-	(122)

Total	263	(1,447)	(2,280)	(248)	(1,601)	(1,511)

6) Actuarial assumptions

2006

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Discount rate used at current value of
actuarial liabilities	10.24% p.y.	10.24% p.y.	10.24% p.y.	10.24% p.y.	10.24% p.y.	10.24% p.y.
Estimated return rate on plan assets	10.61% p.y.	12.75% p.y.	13.18% p.y.	12.38% p.y.	11.29% p.y.	12.50% p.y.
Future salary growth rate	6.08% p.y.	6.08% p.y.	6.08% p.y.	6.08% p.y.	6.08% p.y.	6.08% p.y.
Medical costs growth rate	7.12% p.y.	N/A	N/A	N/A	N/A	N/A
Benefits growth rate	4.00% p.y.	4.00% p.y.	4.00% p.y.	4.00% p.y.	4.00% p.y.	4.00% p.y.
Mortality table	AT- 83	AT-83	AT-83	AT-83	AT-83	AT-83
		segregated	segregated	segregated	segregated	segregated
		by sex	by sex	by sex	by sex	by sex
Disability table	Mercer	Mercer	N/A	Mercer	Mercer	Mercer
	disability	disability		disability	disability	disability

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

33. CORPORATE RESTRUCTURING

The goodwill paid on privatization of the Company and on the acquisition of its subsidiaries was transferred by the acquiring companies to the acquired companies.

Prior to the transfers, provisions were recorded for maintaining the net equity of the acquired company and, consequently, the net transferred assets essentially represent the tax benefit arising from the deductibility of the merged goodwill.

The accounting records maintained for the Company’s corporate and fiscal purposes contain specific accounts related to goodwill and the incorporated provision, and the corresponding balances for amortization, reversal and tax benefits as follows:

	As of December 31,				Combined

		2006

				2005	2005

Restructuring	Goodwill	Provision	Net	Net	Net

TCO - 1st acquisition	726,507	(479,495)	247,012	351,297	351,297
TCO - 2nd acquisition	285,888	(188,686)	97,202	122,256	122,256
TC – privatization	931,215	(614,602)	316,613	425,164	425,164
TLE – privatization	123,194	(81,309)	41,885	-	52,822
CRT - 2nd acquisition	-	-	-	-	54,171
GT – acquisition	645,376	(425,948)	219,428	-	-

Total	2,712,180	(1,790,040)	922,140	898,717	1,005,710

The changes in the years ended December 31 are as follows:

	Years ended December 31,		Combined

	2006	2005	2005

Statement of operations:
Amortization of goodwill	(881,048)	(646,492)	(906,741)
Reversal of provision	590,820	426,684	598,506
Tax benefit	290,228	219,808	308,235

Net effect on net income	-	-	-

The amount will be merged into the capital for the benefit of the controlling shareholders as the tax benefits are effectively realized, while the other shareholders are assured preemptive rights. The funds derived from the preemptive rights will be paid to the controlling shareholders.

34. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

a) Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were then regulated by ANATEL. These transactions also include call-center services to Telecomunicações Móveis Nacionais -TMN customers in connection with roaming services in the Company’s network.

b) Technical assistance: refers to the provision of corporate management advisory services by Portugal Telecom, SGPS, S.A. and technical assistance by Telefônica S.A., Telefônica International S.A. and TBS Celular Participações S.A., based on a percentage of the net service revenue, monetarily restated in accordance with the currency variation.

c) Corporate services: these are passed on to the subsidiary at the cost effectively incurred for these services.

d) Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months and renewable for the same period.

e) Systems development and maintenance services: provided by Portugal Telecom Inovação Brasil Ltda.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

f) Maintenance: of the modular profitability analysis system (MARE) and cost control system by Telefónica Móbile Solution do Brasil Ltda., contracted for 12 months, renewable for the same period.

g) Allocation of corporate costs: with operators of the same group, allocated at the cost effectively incurred for these services.

h) Operating logistics services and accounting and financial assistance: provided by Telefônica Serviços Empresariais do Brasil Ltda.

i) Voice content portal service provider: provided by Terra Network Brasil S.A.

A summary of balances and transactions with unconsolidated related parties is as follows:

	As of December 31,		Combined

	2006	2005	2005

Assets:
Trade accounts receivable, net	180,228	198,720	209,736
Receivable from related parties	4,167	34,588	50,034

Liabilities:
Trade accounts payable	215,737	152,435	189,828
Loans and financing	-	585	585
Technical assistance	84,252	19,020	107,167
Payable to related parties	2,099	6,007	341

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Revenue from telecommunications services:
Telecomunicações de São Paulo S.A. - Telesp	1,610,763	1,631,402	1,758,914	1,734,512	1,866,680
Telefônica Publicidade e Informação Ltda	-	2	-	2	-
Telefônica Comunicaciones Personales S.A. –
UNIFON	-	-	-	262	-
Telefônica Móviles Chile S.A	-	-	-	6	-
Telefônica Móviles Peru S.A	-	-	-	23	-
Telecomunicações Móveis Nacionais - TMN	-	-	29	-	29

Balance as of December 31	1,610,763	1,631,404	1,758,943	1,734,805	1,866,709

Income (expenses):
Cost of services provided:
Telecomunicações de São Paulo S.A. - Telesp	(134,154)	(221,756)	(288,127)	(221,756)	(315,177)
Telefônica Empresas S.A	(3,863)	-	-	(12)	-
Portugal Telecom Inovação Brasil Ltda	(1,995)	-	-	-	-
Primesys Soluções Empresariais S.A	(397)	-	-	-	-
Terra Networks Brasil S.A	(45)	-	-	-	-
Telefônica S.A	(36)	-	-	-	-

Balance as of December 31	(140,490)	(221,756)	(288,127)	(221,768)	(315,177)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Selling expenses:
Telecomunicações de São Paulo S.A. - Telesp	-	-	(15,160)	-	(15,160)
Terra Networks Brasil S.A	-	(118)	-	(216)	-
Telefônica Serviços Empresariais do Brasil
Ltda	(23,349)	-	-	-	-
Telefônica Empresas S.A	(55)	-	-	-	-
Telecomunicações Móveis Nacionais - TMN	(70)	-	-	-	-
Atento Brasil S.A	(253,563)	(112,969)	(41,616)	(208,497)	(153,143)
Mobitel S.A. - Dedic	(246,653)	(183,511)	(141,870)	(248,067)	(141,870)

Balance as of December 31	(523,690)	(296,598)	(198,646)	(456,780)	(310,173)

General and administrative expenses:
Portugal Telecom, SGPS, S.A	(21,085)	(39,431)	(54,635)	(39,431)	(54,635)
Primesys Soluções Empresariais S.A	(1,039)	(13,920)	(18,839)	(17,640)	(18,839)
Portugal Telecom Inovação Brasil Ltda	(4,272)	(309)	(7,575)	(309)	(7,575)
Telecomunicações de São Paulo S.A. - Telesp	(51,613)	-	(2,637)	-	(4,374)
Telefônica Soluciones de Informática Ltda	-	-	-	(374)	-
Telefônica Móviles S.A	-	-	-	(34,243)	(4,827)
TBS Celular Participações S.A	-	-	-	(10,521)	(9,770)
Telefônica Comunicaciones Personales S.A. –
UNIFON	(168)	(168)	-	(168)	-
Telefônica Serviços Empresariais do Brasil
Ltda	(2,252)	(12,196)	-	(18,606)	(6,362)
Telefônica S.A	(15,582)	(29)	(121)	(29)	(121)
Terra Networks Brasil S.A	(552)	(118)	(269)	(431)	(478)
Telefônica Empresas S.A	(9,616)	(5,980)	-	(11,686)	-
Telefônica Mobile Solutions do Brasil Ltda	-	(463)	(234)	(1,311)	(234)
Telefônica Engenharia de Segurança do Brasil
Ltda	(2)	-	-	-	-
Telefônica Pesquisa e Desenvolvimento do
Brasil Ltda	(772)	-	-	-	-
Mobitel S.A. - Dedic	(2,913)	-	-	-	-
TBS Celular Participações Ltda	(10,141)	-	-	-	-
T International Wholesale S.A	(382)	-	-	-	-

Balance as of December 31	(120,389)	(72,614)	(84,310)	(134,749)	(107,215)

Other operating income:
Telecomunicações de São Paulo S.A. - Telesp	7,540	-	-	-	-
Telefônica Serviços Empresariais do Brasil
Ltda	30	-	-	10	-
Telefônica Mobile Solutions do Brasil Ltda	-	-	-	3	-
Telefônica Móviles Espana S.A	-	-	-	10	-
Telefônica S.A	35,417	-	-	-	-
Portugal Telecom, SGPS, S.A	11,879	-	-	-	-
Telefônica Móviles Chile S.A	23	-	-	-	-
Primesys Soluções Empresariais S.A	2,280	-	-	2,288	-
Telefônica Empresas S.A	4,752	491	-	-	-

Balance as of December 31	61,921	491	-	2,311	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Other operating expenses-

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Telefônica S.A	(9,029)	-	-	-	-

Balance as of December 31	(9,029)	-	-	-	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,			Combined

	2006	2005	2004	2005	2004

Net financial income (expenses):
Portugal Telecom International Finance BV	-	(78)	(141,673)	(78)	(141,673)
Portugal Telecom, SGPS, S.A	396	14,184	8,106	14,184	8,106
Portugal Telecom Inovação Brasil Ltda	-	-	(1,479)	-	(1,479)
PT Prime Tradecom S.A	-	-	3	-	3
Telefônica S.A	1,198	-	-	-	-
Telecomunicações Móveis Nacionais - TMN	47	-	-	-	-
Telefônica International S.A	1,804	-	-	2,569	-
Telefônica Serviços Empresariais do Brasil
Ltda	-	2	-	(26)	2,462
Atento Brasil S.A	-	5	-	13	-
Telefônica Comunicaciones Personales S.A. –
UNIFON	-	-	-	5	-
Telefônica Móviles Espana S.A	-	-	-	(7)	-
Telefônica Móviles Solutions Ltda	-	-	-	293	-
Telefônica Móviles	-	-	-	3,703	2,501
Mobitel S.A. - Dedic	-	11	-	11	-

Balance as of December 31	3,445	14,124	(135,043)	20,667	(130,080)

Nonoperating income:
Telefônica Serviços Empresariais do Brasil
Ltda	29	-	-	-	-
Primesys Soluções Empresariais S.A	33	-	-	-	-

Balance as of December 31	62	-	-	-	-

Recovery of joint-venture apportionment expenses:
Celular CRT Participações S.A	-	30,873	26,009	-	-
Tele Leste Celular Participações S.A	-	13,752	11,731	-	-
Tele Sudeste Celular Participações S.A	-	51,802	47,766	-	-

Balance as of December 31	-	96,427	85,506	-	-

Joint-venture apportionment expenses:
Celular CRT Participações S.A	-	(7,726)	(6,406)	-	-
Tele Leste Celular Participações S.A	-	(5,972)	(6,325)	-	-
Tele Sudeste Celular Participações S.A	-	(50,867)	(54,395)	-	-

Balance as of December 31	-	(64,565)	(67,126)	-	-

35. DIRECTORS’ FEES

In 2006 and 2005, consolidated directors’ fees totaled R$11,752 and R$10,506, respectively, and were allocated as expense. In 2005, combined directors’ fees totaled R$17,588.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

36. INSURANCE (UNAUDITED)

The Company and its subsidiary have a policy of monitoring the risks inherent in their operations. Accordingly, as of December 31, 2006, the Company and its subsidiary had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiary considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$12,603,508
General civil liability	R$5,564
Vehicle (officers’ fleet)	FIPE table - 100%, R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

37. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP

The Company’s accounting policies comply with Brazilian Corporate Law (“Brazilian GAAP”), which differ significantly from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as described below:

a) Change in basis of presentation

As described in Note 1, on February 22, 2006, an Extraordinary General Shareholders’ Meeting approved the merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRT”) into the Company through an exchange of shares. On the same date, the shareholders also approved the acquisition of the minority interest in Tele Centro Oeste Celular Participações S.A. (“TCO”) by exchanging shares of the Company for the shares held by minority shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company.

Since the Company was under common control with TSD, TLE and CRT for all periods presented prior to the above restructuring, combined financial information for these periods is presented under U.S. GAAP.  In the combined financial information, all intercompany transactions have been eliminated. Under U.S. GAAP, the acquisition of the minority interests in TSD, TLE, CRT and TCO were accounted for on the date the share exchange occurred, that being February 2006.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

b) Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was capitalized at the rate of 12% per year of the balance of construction-in-progress. For the three-year period ended December 31, 2006, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather, the actual effective interest related to construction-in-progress was used to determine capitalized interest.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards -SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary losses associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Consolidated	Combined

	2006	2005	2004

Capitalized interest:
U.S. GAAP capitalized interest	19,277	40,357	53,941
U.S. GAAP capitalized interest on disposals	(16,026)	(46,336)	(8,293)
Brazilian GAAP capitalized interest	(1,605)	(7,811)	(7,822)
Brazilian GAAP capitalized interest on disposals	3,136	37,659	7,308

U.S. GAAP difference	4,782	23,869	45,134

Amortization of capitalized interest:
Amortization under Brazilian GAAP	36,265	71,969	65,989
Capitalized interest on disposals	(3,624)	(39,554)	(6,662)
Amortization under U.S. GAAP	(76,241)	(83,617)	(73,620)
Capitalized interest on disposals	12,579	46,182	7,524

U.S. GAAP difference	(31,021)	(5,020)	(6,769)

c) Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997 when Brazil was still considered as a high-inflationary economy for U.S. GAAP purposes, has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of other operating expense. The resulting step-up is amortized over the remaining lives of the related assets.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

d) Exchange of shares for minority interest

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for all of the shares held by minority shareholders of Telesp Celular S.A. In 2002, TCO acquired the minority interest in its subsidiary, Telebrasília Celular S.A. (“Telebrasília”) by exchanging shares of TCO for the shares held by the minority shareholders of Telebrasília. The acquisition increased TCO’s interest in Telebrasília from 88.25% to 100%. In 2004, TCO acquired the remaining minority interests in its other subsidiaries through an exchange offer. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged. Additionally, on November 29, 2000, TLE and TSD acquired minority interests from its subsidiaries, Telebahia Celular, Telergipe Celular, Telerj Celular and Telest Celular, through an exchange offer transaction.

Under Brazilian GAAP, the share exchanges were recorded at book value. An increase in capital was recorded based on the market value of the Company’s shares, and a capital reserve was recorded for the difference between the market price of the acquired company’s shares and the book value of the shares.

Under U.S. GAAP, the exchange of shares for minority interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired minority interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction in the proportional long-lived assets acquired.

Under U.S. GAAP, the purchase price for the shares of Telesp Celular S.A. was the market price of the Company’s shares at the date of the offer. The total purchase price was R$313,643. The fair value of the net assets of Telesp Celular S.A. exceeded the purchase price by R$101,671. Under U.S. GAAP, this difference is recorded as a reduction in the acquired fixed assets of Telesp Celular S.A. The adjustment to reconcile to U.S. GAAP is therefore a reduction of capital reserve and fixed assets of R$101,671 and a reduction of depreciation expense, plus the tax effect, due to the reduction in fixed assets.

Under U.S. GAAP, shares issued to purchase the minority interest in Telerj Celular S.A. and Telest Celular S.A. in 2000 were recorded at the fair value of R$351,405 and R$67,079, respectively. The step-up in the fair value of assets was allocated to fixed assets, subscriber base assets and concession intangibles in the amounts of R$31,522, R$135,518 and R$216,648, respectively. The step-up in the fair value of assets was fully amortized over the remaining useful lives of the related fixed assets, subscriber base intangible asset, which were fully amortized over 48 months, representing the contractual relationship with subscribers and concession, which is being amortized based on the remaining concession period of the operating companies (until November 2005 for Telerj Celular S.A. and November 2008 for Telest Celular S.A.).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, shares issued to purchase the minority interest in Telebahia Celular and Telergipe Celular in 2000 were recorded at the fair value of R$62,082. The step-up in the fair value of assets was allocated to fixed assets, subscriber base assets and concession intangibles in the amounts of R$7,215, R$2,382 and R$33,657, respectively. The step-up in the fair value of assets was fully amortized over the remaining useful lives of the related fixed assets, subscriber base intangible assets, which were fully amortized over 48 months, representing the contractual relationship with subscribers and concession, which is being amortized based on the remaining concession period of the operating companies (until June 2008 for Telebahia Celular and December 2008 for Telergipe Celular).

Under U.S. GAAP, shares issued to purchase the minority interest in Telebrasília Celular in 2002 and the remaining minority interests in 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively. The step-up in the fair value of assets was allocated to fixed assets and concession intangibles in the amount of R$2,958 and R$ 38,336, respectively, for Telebrasília Celular in 2002, and concession intangibles in the amount of R$30,285 for the remaining minority interests acquired in 2004. The step-up in the fair value of assets is being amortized over 19 to 20 years for concession intangibles and eight years for fixed assets.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to exchanges of shares for minority interest as of December 31, 2006 and 2005:

	Consolidated	Combined

	2006	2005

Telesp Celular:
Reduction of property, plant and equipment	(101,671)	(101,671)
Depreciation of property, plant and equipment	88,286	77,769

Telerj Celular and Telest Celular:
Property, plant and equipment fair value adjustment	31,522	31,522
Depreciation of fair value of property, plant and equipment	(31,522)	(31,522)
Customer list intangible asset recorded in U.S. GAAP	135,518	135,518
Amortization of customer list	(135,518)	(135,518)
Intangible asset related to concession recorded in U.S. GAAP	216,648	216,648
Amortization of intangible asset related to concession	(206,931)	(201,862)

Telebahia Celular and Telergipe Celular:
Property, plant and equipment fair value adjustment	7,215	7,215
Depreciation of fair value of property, plant and equipment	(7,215)	(7,215)
Customer list intangible asset recorded in U.S. GAAP	2,382	2,382
Amortization of customer list	(2,382)	(2,382)
Intangible asset related to concession recorded in U.S. GAAP	33,657	33,657
Amortization of intangible asset related to concession	(27,010)	(22,570)

Telebrasília Celular:
Property, plant and equipment fair value adjustment	2,958	2,958
Depreciation of fair value of property, plant and equipment	(1,506)	(1,188)
Intangible asset related to concession recorded in U.S. GAAP	68,621	68,621
Amortization of intangible asset related to concession	(12,948)	(9,468)

Total of the U.S. GAAP adjustments related to exchange of shares of minority interest	60,104	62,894

e) Acquisitions

Under Brazilian GAAP, purchases of an equity interest in another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the property, plant and equipment acquired and amortized based on the useful lives of the underlying property, plant and equipment. Excess goodwill is generally amortized over 10 years on a straight-line basis, based on estimated future profitability.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, goodwill is not subject to amortization over its estimated useful life, but, rather, it is subject to at least an annual assessment for impairment by applying a fair-value-based test.

The differences between Brazilian GAAP and U.S. GAAP relate to: (i) the acquisition of an equity interest in Daini do Brasil S.A. (“Daini”), Globaltelcom Telecomunicações S.A. (“Globaltelcom”) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), the holding companies that controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001; (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002; (iii) the acquisition of TCO on April 25, 2003 and the tender offers to purchase additional shares of TCO in November 2003 and October 2004; and (iv) the merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”), Celular CRT Participações S.A. (“CRT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) into the Company through an exchange of shares.

Acquisition of Global Telecom S.A. (“GT”) and Holdings

On February 6, 2001, the Company acquired 49% of the outstanding voting shares and 100% of the outstanding nonvoting preferred shares of each of the Holdings that collectively held 95% of the voting shares and 100% of the nonvoting shares of GT for a total purchase price of R$914,964. The remaining 5% of the voting shares of GT were held by another investor who subsequently sold them to the three holding companies upon authorization by ANATEL in July 2001. This purchase was funded by an additional capital contribution by the Company to the Holdings in the amount of R$17,400. The Company’s investment in the Holdings represented an 83% aggregate indirect economic interest in the total equity of GT at December 31, 2001. The balance of the economic interest was held by the Holdings.

During 2002, TCP and TC made an intercompany loan to GT amounting to R$3,161,709. On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%), for cash of R$290,282, and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes, amounted to R$827,772, representing the cash paid plus the minority interest in the intercompany loans held by the Holdings immediately prior to the date of acquisition. Considering TCP’s direct and indirect interests, TCP owned 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock. The acquisition of GT was completed to increase market presence in the south of Brazil and to enable TC and GT to benefit from synergies to be derived from their operations and sales of handsets.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The excess purchase price was allocated to the following fair value adjustments: (i) property, plant and equipment, which was amortized over approximately 11 years, representing the average remaining useful lives of the relating assets; (ii) the customer list, which is being amortized over two years, representing the average customer life; and (iii) debt, which is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations, and concession intangibles, which is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2006 and 2005:

	2006	2005

Purchase accounting on acquisition of the Holdings:
Reversal of goodwill recorded under Brazilian GAAP	(541,825)	(630,537)
Intangibles related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangibles related to concession	(532,409)	(440,275)
Impairment recorded under U.S. GAAP	(89,533)	(89,533)
Reversal of valuation allowance against intangible asset related to the concession (*)	(383,939)	-
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Depreciation of fair value of property, plant and equipment adjustment	79,302	66,066
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(140,035)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(25,163)	(24,267)

Total of the U.S. GAAP adjustments related to acquisition Holdings	(412,701)	(37,680)

(*)
Under Brazilian GAAP, if a deferred tax asset of the acquiree, which was not recognized at the time of the combination is subsequently recognized, the resulting credit is recorded in income for the period.

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 93-7, “Uncertainties Related to Income Tax in a Purchase Business Combination”, if a deferred tax asset of the acquiree, which was not recognized at the time of the combination is subsequently recognized, the subsequent elimination of a valuation allowance recognized at the acquisition date for deferred tax assets would be applied first to eliminate any goodwill related to the acquisition, second to eliminate any noncurrent intangible assets to the acquisition, and third to reduce income tax expense.

For U.S. GAAP purposes, the elimination of valuation allowance recorded by the Company in 2006, in the amount of R$1,073,986, R$383,939 was recorded as a reduction in the intangible asset related to the concession allocated at the acquisition of GT, and the remaining amount was recorded as a credit in income tax expense for the period.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Acquisition of TCO

On April 25, 2003, the Company acquired 64.03% of the voting capital of TCO for approximately R$1,505.6 million, and in November 2003 and October 2004, the Company completed public tender offers to acquire 26.70% of the voting capital and 32.76% of the preferred shares of TCO for R$538.8 million and R$901,5 million, respectively. After these acquisitions, TCP became the holder of 90.73% of the voting capital (51.42% of total capital) of TCO. Additionally, the Company acquired a portion of the remaining balance of the special goodwill reserve of TCO, which was partially capitalized in the amount of R$63,893 on July 29, 2005 in its favor, increasing its interest in TCO to 52.47% of total capital.

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

	Acquisition

	2004	2003

Amounts representing 22.11% and 29.31% of the historical net assets of TCO under U.S. GAAP	432,344	429,842
Fair value adjustments:
Property, plant and equipment (a)	27,684	42,211
Intangible assets - customer list (b)	158,110	163,885
Debt (c)	-	5,125
Intangible related to concession (d)	525,052	882,824
Goodwill (e)	-	831,052
Deferred income tax	(241,688)	(277,594)

Purchase price	901,502	2,077,345

(a)	Difference is being amortized over approximately three years, representing the weighted-average remaining useful lives of the relating assets.

(b)	Difference is being amortized over two years, representing the average customer life.

(c)	The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations.

(d)
The intangible asset related to the concession is being amortized on a straight-line basis over a period of approximately 18 years, representing the remaining term of the license of Area 8 and the remaining term of the license of Area 7, which expire in 2008, plus one extension of 15 years.

(e)	The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO. Under Brazilian GAAP, TCP recorded goodwill amounting to R$2,134,824.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2006 and 2005:

	2006	2005

Purchase accounting on acquisition of TCO:
Reversal of goodwill recorded under Brazilian GAAP	(993,149)	(1,373,556)
Intangible related to concession recorded in U.S. GAAP	1,407,876	1,407,876
Amortization of intangible related to concession	(348,628)	(272,013)
Property, plant and equipment fair value adjustment	69,895	69,895
Depreciation of fair value of property, plant and equipment adjustment	(48,901)	(32,918)
Customer list intangible asset recorded in U.S. GAAP	321,995	321,995
Amortization of customer list	(321,995)	(262,704)
Debt fair value adjustment	5,125	5,125
Amortization of debt fair value adjustment	(4,679)	(3,846)
Goodwill recorded under U.S. GAAP	648,460	717,674
Deferred income tax	(158,719)	(320,625)

Total of the U.S. GAAP adjustments related to acquisition of TCO	577,280	256,903

f) Merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”), Celular CRT Participações S.A. (“CRT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) into Vivo Participações S.A. (former Telesp Celular Participações S.A.) through an exchange of shares.

As described above, in February 2006, the Company was merged with TSD, TLE and CRT, and acquired the remaining minority interest in TCO through share exchange transactions.

Under U.S. GAAP, the exchange of shares for minority interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing Company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired minority interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction in the proportional long-lived assets acquired. For U.S. purposes, the purchase price of such exchanges of shares was allocated as follows:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Date of
exchange
of shares

Amounts representing 8.97%, 49.33%, 31.23% and 47.53% of the historical net assets of TSD, TLE, CRT and TCO, respectively,
under U.S. GAAP	1,708,795
Fair value adjustments:
Property, plant and equipment (a)	215,217
Intangible assets - customer list (b)	607,606
Intangible related to concession (c)	11,867
Goodwill	283,795
Deferred income tax	(283,795)

Purchase price (d)	2,543,485

(a)	Difference is being amortized over approximately 2.33 years, representing the weighted-average remaining useful lives of the related assets.

(b)	Difference is being amortized over two years, representing the average customer life.

(c)	The intangible asset related to the concession is being amortized on a straight-line basis over a period of approximately 17 years.

(d)	The purchase was determined using the average market prices of the acquired companies’ shares two days before and two days after the terms of the acquisition are agreed to and announced.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2006:

Purchase accounting on merger of TSD, TLE and CRT and the
acquisition of minority interest in TCO:
Property, plant and equipment fair value adjustment	215,217
Depreciation of fair value of property, plant and equipment adjustment	(89,950)
Customer list intangible asset recorded	607,606
Amortization of customer list	(278,486)
Intangible related to concession recorded	11,867
Amortization of intangible related to concession	(643)
Goodwill	283,795
Deferred income tax	(158,308)

Total of the U.S. GAAP adjustments related to merger of TSD, TLL, CRT and the acquisition of minority interest in TCO	591,098

g) Pension and other post-retirement benefits

The Company and its subsidiary participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees, which are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

contributions to multiemployer plans. The Company and its subsidiary also sponsor a single-employer defined pension benefit plan (PBS) and single-employer defined contribution pension plans (Prev and Visão). Under Prev and Visão Plans, besides the contributions to the plans, the Company is responsible for funding the risks of death and disability of the participants, and some participants of the TCO Prev who have migrated from PBS-TCO are also granted some defined pension benefits. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, were applied for the multiemployer plan, and the single-employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

Under Brazilian GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other postretirement benefits should be accounted for as if they were single-employer plans. As such, under BR GAAP, the company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the company recognizes contributions due to the plan each year.

Under Brazilian GAAP, in the event that the plan is overfunded (plans assets in excess of projected benefit obligation), the recognition of prepaid pension cost is limited to the present value of contributions to the plan in the future. Under U.S. GAAP, there is no such limitation. A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other postretirement plans liabilities is as follows:

	Consolidated			Combined

	As of December 31, 2006			As of December 31, 2005

	U.S.	Brazilian	Accumulated	U.S.	Brazilian	Accumulated
	GAAP	GAAP	difference	GAAP	GAAP	difference

Visão	(17,216)	93	(17,309)	(3,265)	295	(3,560)
PBS	(7,759)	-	(7,759)	5,225	19	5,206
Prev	(22,550)	-	(22,550)	2,489	-	2,489
PAMA	-	2,509	(2,509)	-	1,170	(1,170)

Accrued pension/
post-retirement benefit	(47,525)	2,602	(50,127)	4,449	1,484	2,965

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”, provisions related to recognition and disclosures, which requires an employer to recognize the over- or under-funded status of a defined-benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The impact of the adoption of SFAS No. 158 was a gain of R$29,645, net of income taxes, which was recorded directly in accumulated other comprehensive income at year end.

Reconciliation of pension and other post-retirement benefit plans adjustment:

	Year ended December 31,

	Consolidated	Combined

	2006	2005	2004

U.S. GAAP:
Net periodic pension cost under U.S. GAAP	7,058	1,861	(27)
Pension cost under Brazilian GAAP	(1,117)	(8)	2,874

Net reconciliation effect	8,175	1,869	(2,901)

The incremental effect of applying SFAS No. 158 on individual line items in the statement of financial position as of December 31, 2006, is as follows:

	Before application of		After application of
	SFAS 158	Adjustments	SFAS 158

Pre-paid assets for pension benefits	-	44,917	44,917
Deferred income taxes	2,493,421	(15,272)	2,478,149
Accumulated other comprehensive income	-	29,645	29,645
Total shareholders' equity	9,096,550	29,645	9,126,195

h) Escrow deposits

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies are shown as deductions from the recorded liabilities. Under U.S. GAAP escrow deposits are presented as separated in the noncurrent assets. The escrow deposits was R$120,396, R$111,068 and R$116,431 as of December 31, 2006, 2005 and 2004, respectively.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

i) Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No. 109, “Accounting for Income Taxes”, except that under Brazilian GAAP deferred tax assets are recorded by the amounts expected to be realized, whereas SFAS No. 109 requires deferred tax assets to be recognized in full, but reduced by a valuation allowance to an amount that is more likely than not to be realized.

Under Brazilian GAAP, the subsidiary TCO IP did not recognize deferred income tax and social contribution assets of R$3.8 million as of December 31, 2006, due to the uncertainties involving their realization. In October 2006, the Company recognized tax loss carryforwards amounting to R$1,074.0 million relating to Vivo S.A. (formerly Global Telecom S.A.), since it became more likely than not that these tax loss carryforwards would be realized. For U.S. GAAP purposes, the amounts not recognized represent the valuation allowances that were recorded in each year under U.S. GAAP.

j) Loss per share

Under Brazilian GAAP, net loss per share is calculated based on the number of shares outstanding at the balance sheet date.

In February 1997, the Financial Accounting Standards Board - FASB issued SFAS No. 128, “Earnings per Share”. This Statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earning allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings.

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. As of December 31, 2006, 2005 and 2004, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring described in Note 22. The number of shares issuable was computed considering the balance of the special goodwill reserve (R$552,638 in 2006, R$693,678 in 2005 and R$990,169 in 2004). However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for the periods presented as their effect would have been antidilutive.

For the year ended December 31, 2005, the Company adopted Emerging Issues Task Force - EITF No. 03-06, “Participating Securities and the Two-class Method under FASB Statement No. 128”. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

For the periods presented below, the weighted-average number of shares outstanding reflect the effect of the reverse stock split described in Note 22. The computation of basic and diluted loss per share is as follows:

	Consolidated		Combined

	For the year ended		For the year ended		For the year ended
	December 31, 2006		December 31, 2005		December 31, 2004

	(in thousands, except per share data)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic and diluted numerator:
Actual dividends paid	-	16,808	24,960	32,608	28,735	42,865
Allocated undistributed
earnings	(477,328)	-	(551,808)	-	(560,627)	-
Allocated net income
available for common and
preferred shareholders	(477,328)	16,808	(526,848)	32,608	(531,892)	42,865
Basic and diluted denominator:
Weighted-average shares
outstanding	481,267,468	841,340,834	443,996,716	637,776,690	371,686,879	532,574,385
Earnings (loss) per share -
basic and diluted - (in Brazilian Reais)	(0.99)	0.02	(1.19)	0.05	(1.43)	0.08

The Company’s preferred shares are nonvoting, except under certain limited circumstances, and are entitled to a preferential and noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

k) Presentation in statements of operations

Disposals of property, plant and equipment

Under Brazilian GAAP, gains and losses on disposals of property, plant and equipment are classified as nonoperating results. Under U.S. GAAP, these items are recorded in operating results.

Interest income (expense)

Brazilian GAAP requires that interest be shown as part of operating income. Under U.S. GAAP interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

Cash Rebates

Under Brazilian GAAP, cash rebates are classified as other operating expenses. Under U.S. GAAP cash rebates are recorded in the cost of services and goods sold.

l) Leases

The Company has leased certain computer hardware and software under a noncancelable lease. Under Brazilian GAAP, all leases are considered to be operating leases, with lease expense recorded when paid.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

For U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, “Accounting for Leases”. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease term. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

m) Valuation of long-lived assets and goodwill

Under Brazilian Corporate Law method, an impairment is recognized on long-lived assets, such as property, plant and equipment and concession intangibles, if the expected net cash flows generated the respective asset is not sufficient to cover its book value. Under U.S. GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this Standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

The Company has performed a review of its long-lived assets, including property, plant and equipment, finite-lived intangible assets including concession and concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to the technological and competition environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired to operate its cellular networks.

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP and determined that the recognition of an impairment loss was not required. The fair values of the reporting units were estimated using the present value of future cash flows.

The changes in the carrying amount of goodwill as of December 31, 2006, 2005 and 2004 are as follows:

	Vivo Part. (*)	TCO reporting unit

	2006	2005	2004

Balance at January 1	717,674	786,888	831,052
Reduction of goodwill for tax benefits recognized	(69,214)	(69,214)	(44,164)

Balance at December 31	648,460	717,674	786,888

(*)
As discussed in Note 38.f), during 2006 the Company completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2006.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

n) FISTEL fees

Under Brazilian Corporate Law, the FISTEL fees assessed on each activation of a new cellular line are deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of operations. Therefore, the deferred FISTEL taxes on activation fees as of December 31, 2006, 2005 and 2004 is being adjusted in the reconciliation of the income differences between Brazilian GAAP and U.S. GAAP.

o) Revenue recognition

Under U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets, along with the related cost of the handsets, are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale.

(i) Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly, this difference in accounting policy has no impact on net loss nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$32,057, R$208,895 and R$283,004 for 2006, 2005 and 2004, respectively.

(ii) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net loss nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$3,091,000, R$3,152,978 and R$2,752,328 for 2006, 2005 and 2004, respectively, as compared to amounts reported under Brazilian GAAP.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

(iii) Deferred revenue sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets, along with the related cost of the handset, including applicable value-added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net loss nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$1,176,302, R$1,293,132 and R$1,085,955 as of December 31, 2006, 2005 and 2004, respectively. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$116,831 and R$961,340 as of December 31, 2006 and 2004, respectively, and to decrease both net revenues and cost of services and goods by R$221,279 as of December 31, 2005.

(iv) Sales of handsets with minute rebates

During 2003, the Company implemented a corporate client plan that gives a free phone to users that sign a long-term contract with a fixed amount of minutes. Under Brazilian GAAP, the Company recognizes the transfer of the handset as a sale based on the fair value of the handset at the beginning of the contract period. Under U.S. GAAP, the Company does not record the transfer of the handset as a sale. The cost of the handset is recorded as an expense at the beginning of the contract. In 2004, this plan was discontinued.

(v) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”, the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

p) Derivative financial instruments

As mentioned in Note 31 the Company and its subsidiary have entered into foreign-currency swap contracts at various exchange rates, in the notional amounts of US$761.7 million, JPY50,285.6 million and €1.9 million as of December 31, 2006 (US$1,288.8 million, JPY22,409.6 million and €2.5 million as of December 31, 2005). As of December 31, 2006, the Company had contracted interest rate swaps in the notional amount of R$1,694 million (R$114.8 million as of December 31, 2005) for local interest rates (CDI) and of US$232.5 million (US$232.5 million as of December 31, 2005) for foreign-currency interest rate (Libor). Under Brazilian GAAP, foreign-currency swap contracts are recorded on a net basis as if they had been settled at the balance sheet date.

Under U.S. GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets and liabilities or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

The Company has designated certain swap contracts as fair value hedges. The Company had R$2,147.5 million (US$530.7 million, JPY50.285,6 million, €1,9 million and R$110.0 million) as of December 31, 2006, and R$2,281.7 million (US$784.9 million and JPY22,409.6 million) as of December 31, 2005, of notional value swap contracts with a fair value of R$2,208.7 million as of December 31, 2006 (R$2,365.3 million as of December 31, 2005) designated as fair value hedges of a portion of the Company’s foreign-currency denominated debt. The Company is hedging the related foreign currency (U.S. dollar) and interest rate risk associated with such indebtedness. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e., at least quarterly). Since theses derivative contracts qualify for hedge accounting under U.S. GAAP, the hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS No. 133. As of December 31, 2006 and 2005, the value of the Company’s debt subject to these accounting hedges is higher than their respective book values by R$2.5 million and R$12.5 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial expense, net for the years ended December 31, 2006 and 2005.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Ineffectiveness amounting to R$2.8 million and R$18.1 million for the years ended December 31, 2006 and 2005, respectively, was included in current earnings. For the year ended December 31, 2004, ineffectiveness was immaterial. Consequently, these derivative instruments have been highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged. The U.S. GAAP adjustment reflects the difference between the recorded value of the related derivative contracts and the related debt under Brazilian GAAP and their fair values under U.S. GAAP. The Company’s remaining derivative contracts for the years presented have not been accounted for using hedge accounting.

q) License acquisition costs

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to Brazilian GAAP. Under U.S. GAAP, the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interests accrued in 1998. This difference is being amortized over the license period.

Additionally, GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to Brazilian GAAP. Under U.S. GAAP, such amortization was reversed and the amortization period starts on the start-up date, January 1, 1999, the date GT began to operate.

For Brazilian GAAP purposes, the amortization period of the concession (license) for the Band B, Norte Brasil Telecom S.A. (“NBT”), is 30 years in 2000, which included an additional 15 years assuming renewal by ANATEL. For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of concession. In 2001, NBT changed the amortization period to 15 years with the aim of conforming Brazilian GAAP treatment to U.S. GAAP treatment.

r) Deferred assets

GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over ten years, as allowed by Brazilian GAAP. Under U.S. GAAP, these costs are recorded as expenses when incurred.

s) Advance to affiliate

In January 2002, TCO made an advance payment of R$34,259, adjusted based on market rates, to BID S.A., corresponding to the present value of the tax benefit contributed by BID S.A. to TCO relating to the goodwill paid by BID S.A. for TCO’s shares. With this transaction, TCO relieved itself of the obligation to issue the corresponding shares to BID S.A. in the future. In December 2004, such balance of advance payment was R$15,584. Under Brazilian GAAP, the amount of R$15,584 was recorded as an advance to an affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholders. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

In 2005, this advance was reverted from to capital reserve in TCO, as a special goodwill reserve.

t) Computer software developed for internal use

Under Brazilian GAAP, the costs incurred during the computer software preliminary project stage are capitalized and amortized on a straight-line basis over a period of five to ten years. Under U.S. GAAP, the costs incurred with computer software preliminary project stage must meet specific characteristics to be capitalized. The effect of these different criteria for capitalizing computer software is adjusted in the reconciliation of the income differences between Brazilian GAAP and U.S. GAAP.

u) Proposed dividends

In accordance with the Company’s bylaws, the Board of Directors can approve the distribution of interim dividends and interest on shareholders’ equity throughout the course of the year. In accordance with Brazilian GAAP, the Company records a liability for dividends that exceed mandatory dividends when they are proposed by management. Under U.S. GAAP, these payments would be recognized only after they are formally approved at the Annual Shareholders’ Meeting that occurs the following year.

v) Donations

Under Brazilian GAAP, donations are recorded at fair value, with a corresponding credit to capital reserve, which is amortized into result of operations based on realization of the corresponding asset. Under U.S. GAAP, donations are not recorded.

w) Items posted directly to shareholders’ equity

Under Brazilian GAAP, various items are posted directly to shareholders’ equity, which under U.S. GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP, be made directly to the consolidated statements of operations, the adjustment is included in the reconciliation of net loss differences between U.S. and Brazilian GAAP. Write-off income tax, tax incentives and donations are adjusted in the Company’s financial statements for U.S. GAAP purposes.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

x) Restructuring costs

The Company commenced a restructuring process in the end of 2005 that resulted in the exchange of shares of the Company for shares held by minority shareholders outside of companies controlled by Brasilcel N.V. The Company incurred certain costs directly related to the exchange of shares with minority shareholders in the restructuring that were expensed during the year ended December 31, 2005 under Brazilian GAAP. Under U.S. GAAP, pursuant to SFAS No. 141, “Business Combinations”, the costs of registering and issuing equity securities is recognized as a reduction of the otherwise determinable fair value of the securities and the direct costs, including “out-of-pocket” or incremental costs directly related to an acquisition of a minority interest, such as fees paid to outside consultants for accounting and legal issues and for appraisals, are included as part of the acquisition cost. Therefore, the amounts related to direct costs incurred to the registering and issuing of equity securities and the acquisition of minority interest was deferred as of December 31, 2005 under U.S. GAAP. In 2006, this restructuring process was finished and the costs directly related to the exchange of shares with minority shareholders were reclassified as a reduction in the fair value of the shares issued.

y) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the Statement is to report all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other nonowner equity transactions that result in changes in net equity.

For the year ended December 31, 2006, the component of comprehensive income includes only the accumulated effect of initial adoption of FAS No. 158, “Conforming Amendments to the Illustrations in FASB No. 87, No. 88 and No. 106 and to Related Staff Implementation Guidance”. For the years ended December 31, 2005 and 2004, there was not any component in the comprehensive income.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP

	Consolidated	Combined

	2006	2005	2004

Brazilian GAAP net income (loss) for the year	16,347	(909,246)	(490,144)
TSD, TLE and CRT results under Brazilian GAAP	-	141,782	91,273

Brazilian GAAP combined net loss for the year	16,347	(767,464)	(398,871)

Add (deduct)-
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(3,591)	(11,737)	(26,215)
Loss on disposal of assets monetarily restated in 1996 and 1997	(411)	(2,892)	(5,957)
Capitalized interest	4,782	23,869	45,134
Amortization of capitalized interest	(31,021)	(5,020)	(6,769)
Restructuring costs	2,202	19,950	-
Sales of handset with minute rebates	-	-	16,244
Pension and other post-retirement benefits	8,175	1,869	(2,901)
Exchange of shares for minority interest:
Depreciation effect from reduction of fixed assets	10,199	6,965	724
Amortization of concession	(12,989)	(45,275)	(47,451)
Amortization of client list	-	-	(31,587)
FISTEL fees	61,790	35,591	(69,548)
Difference in criteria for capital leases	(6,790)	(6,224)	9,227
Derivative contracts	65,724	(32,349)	35,456
Amortization of license acquisition costs	(6,159)	(6,159)	(5,819)
Advance to affiliate	-	15,584	28,877
Computer software developed for internal use	-	-	615
Amortization of deferred assets	35,871	35,863	36,879
Donations	2,683	1,044	(573)
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	469,119	484,132	274,286
Reversal of tax benefit on amortization of goodwill according to
Brazilian GAAP	(45,681)	(45,681)	(29,148)
Depreciation of fixed assets	(2,747)	(6,746)	2,470
Amortization of customer list	(59,291)	(119,990)	(115,134)
Amortization of intangible related to concession	(168,749)	(168,749)	(207,082)
Additional interest expense on purchase price allocation of debt	(1,729)	(1,806)	(1,893)
Reversal of valuation allowance	(383,939)	-	-
Merger of TSD, TLE, CRT and TCO	(369,079)	-	-
Tax incentives	24,162	7,887	-
Free minutes given in connection with sales of handsets	(24,305)	13,367	(85,800)
Reversal of goodwill reserve	(294,094)	(23,327)	-
Deferred tax effect on the above adjustments	249,416	104,972	80,894
Minority interest on the above adjustments	(415)	(1,914)	14,915

U.S. GAAP net loss for the year	(460,520)	(494,240)	(489,027)

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Loss per share in accordance with U.S. GAAP

	Consolidated	Combined

	2006	2005	2004

Common shares - basic and diluted	(0.99)	(1.19)	(1.43)
Weighted-average common shares - basic and diluted	481,267,468	443,996,716	371,686,879

Preferred shares - basic and diluted	0.02	0.05	0.08
Weighted-average preferred shares - basic and diluted	841,340,834	637,776,690	532,574,385

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

As described in item (j), under EITF No. 03-06, net losses have not been allocated to preferred shares in the loss per share calculation since preferred shareholders have a liquidation preference over common shareholders. Additionally, as described in item (j), loss per share and share amounts have been retroactively restated to reflect the reverse stock split described in item (j).

Reconciliation of the shareholders’ equity differences between Brazilian GAAP and U.S. GAAP

	Consolidated	Combined

	2006	2005	2004

Brazilian GAAP shareholders’ equity	8,371,746	4,015,189	2,907,381
Shareholders’ equity of TSD, TLE and CRT under Brazilian
GAAP	-	3,032,299	2,923,540
Brazilian GAAP combined shareholders’ equity	8,371,746	7,047,488	5,830,921

Add (deduct)-
Different criteria for:
Monetary restatement of 1996 and 1997, net	8,547	12,549	27,178
Capitalized interest	152,490	147,708	123,839
Amortization of capitalized interest	(56,594)	(25,573)	(20,553)
Restructuring costs	-	19,950	-
Free minutes given in connection with sales of handsets	(96,738)	(72,433)	(85,800)
Pension and other post-retirement benefits	50,126	(2,965)	(4,834)
Exchange of shares for minority interest:
Adjustment to fixed assets	(59,976)	(59,976)	(59,976)
Accumulated depreciation	48,043	37,844	30,879
Adjustment to concession	318,926	318,926	318,926
Amortization of concession	(246,889)	(233,900)	(188,625)
Adjustment to client list	137,900	137,900	137,900
Amortization of client list	(137,900)	(137,900)	(137,900)
FISTEL fees	(47,277)	(109,067)	(144,658)
Value of fixed assets net of depreciation - capital leases	21,676	28,466	35,331
Capital lease obligations	-	-	(641)
Derivative contracts	2,041	(63,683)	(31,334)
Interest capitalized on license acquisition costs	42,006	42,006	42,006
Accumulated amortization of license acquisition costs	(6,188)	(29)	6,130
Deferred assets, net of accumulated amortization	(94,704)	(130,575)	(166,438)
Advance to affiliate	-	-	(15,584)
Donations	(37,348)	(20,777)	(5,848)
Acquisitions - purchase accounting allocations:
GT and Holdings	(412,701)	(37,680)	(50,042)
TCO	577,280	256,903	62,630
Merger of TSD, TLE, CRT and TCO	591,098	-	-
Deferred taxes on the above adjustments	631	30,347	(9,151)
Reversal of proposed dividends	-	-	2,508
Minority interest on the above adjustments	-	(19,899)	(10,949)

U.S. GAAP shareholders’ equity	9,126,195	7,165,630	5,685,915

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Changes in the consolidated shareholders’ equity under U. S. GAAP

	Consolidated	Combined

	2006	2005	2004

Shareholders’ equity under U.S. GAAP as of beginning of
the year	7,165,630	5,685,915	5,904,840
Capital increase	-	2,000,000	-
Premium paid on acquisition of fractional shares	-	8	-
Adjustment on goodwill reserve	-	(3,910)	-
Adjustment of tax relating to goodwill reserve	-	-	3,544
Corporate restructuring	-	58,110	-
Merger of TSD, TLE, CRT and acquisition of TCO’s minority
interest	2,385,520	-	-
Prescribed dividends and interest on shareholders’ equity	22,728	-	4,364
Net loss	(460,520)	(494,240)	(489,027)
Net income allocation:
Dividends	(16,808)	(13,517)	(1,042)
Interest on shareholders’ equity	-	(44,051)	(70,558)
Change in minority interest of TSD, TLE and CRT	-	(22,685)	333,794
Accumulated other comprehensive income - FAS No. 158, net of
tax of R$15,271	29,645	-	-

Shareholders’ equity under U.S. GAAP	9,126,195	7,165,630	5,685,915

Disclosure of accumulated other comprehensive income balance

	Pension plan -	Accumulated
	SFAS No. 158 -	other
	adjustment, net	comprehensive
	of tax	income

Balance at December 31, 2005	-	-
Balance at December 31, 2006	29,645	29,645

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

U.S. GAAP supplementary information

Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP

	Consolidated	Combined

	2006	2005	2004

Brazilian GAAP operating income (loss) as reported	(545,727)	(134,574)	581,356
Reversal of financial expense, net	747,985	913,142	1,088,510

U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(3,591)	(11,737)	(26,215)
Loss on disposal of assets monetarily restated in 1996
and 1997	(411)	(2,892)	(5,957)
Amortization on capitalized interest	(39,976)	(11,648)	(7,631)
Amortization of license acquisition costs	(6,159)	(6,159)	(5,819)
Depreciation of capital lease	(6,790)	(6,865)	(6,865)
FISTEL fees	61,790	35,591	(69,548)
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	10,199	6,965	724
Amortization of subscriber base intangible asset	-	-	(31,587)
Amortization of concession	(12,989)	(45,275)	(47,451)
Computer software developed for internal use	-	-	615
Amortization of deferred assets	35,871	35,863	36,879
Amortization of donations	2,683	1,044	(573)
Pension and other post-retirement benefits	8,175	1,869	(2,901)
Sales of handset with minute rebates	-	-	16,244
Free minutes given in connection with sales of handsets	(24,305)	13,367	(85,800)
Advance to affiliate	-	15,584	28,877
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	469,119	484,132	274,286
Amortization of intangible related to concession	(168,749)	(168,749)	(207,082)
Depreciation of fixed assets	(2,747)	(6,746)	2,470
Amortization of customer list	(59,291)	(119,990)	(115,134)
Merger of TSD, TLE, CRT and TCO	(369,079)	-	-
Provision for losses on assets	(277,987)	(36,403)	-
Loss on property, plant and equipment disposals	(2,715)	(29,436)	(48,882)
Provision for loss investments	(671)	(17,328)	-
Restructuring costs	2,202	19,950	-

U.S. GAAP operating (loss) income	(183,163)	929,705	1,368,516

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of net operating revenue and costs of services and goods sold under Brazilian GAAP to U.S. GAAP

	Consolidated	Combined

	2006	2005	2004

Brazilian GAAP net revenue	10,936,714	11,253,834	10,929,403
Reclassification to cost of services and goods value-added and
other sales taxes	3,091,000	3,152,978	2,752,328
Roaming charges	32,057	208,895	283,004
Deferred revenues on sales of handsets, net of amortization	116,831	(221,279)	961,340
U.S. GAAP adjustments:
Free minutes given in connection with sales of handsets	(24,305)	13,367	(85,800)
Deferred revenues on sales of handsets with minute rebates	-	-	16,244

U.S. GAAP net revenue	14,152,297	14,407,795	14,856,519

Brazilian GAAP cost of services and goods sold	(5,564,168)	(5,337,339)	(5,338,072)
Reclassification to cost of services and goods sold:
Value-added and other sales taxes	(3,091,000)	(3,152,978)	(2,752,328)
Roaming charges	(32,057)	(208,895)	(283,004)
Deferred cost on handset sales, including taxes on sales, net
of amortization during the year	(116,831)	221,279	(961,340)
Reclassification from selling expense-
Rewards program expense	(15,273)	(19,597)	(11,018)
Reclassification from other operating expense-
Cash Rebates	(13,568)	(55,878)	(26,000)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(3,591)	(11,737)	(26,215)
Amortization on capitalized interest	(39,976)	(11,648)	(7,631)
Amortization of license acquisition costs	(6,159)	(6,159)	(5,819)
Depreciation of capital lease	(6,790)	(6,865)	(6,865)
FISTEL fees	61,790	35,591	(69,548)
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	10,199	6,965	724
Amortization of subscriber base intangible asset	-	-	(31,587)
Amortization of concession	(12,989)	(45,275)	(47,451)
Amortization of donations	2,683	1,044	(573)
Pension and other post-retirement benefits	8,175	1,869	(2,901)
Acquisitions:
Amortization of intangible related to concession	(168,749)	(168,749)	(207,082)
Depreciation of fixed assets	(2,747)	(6,746)	2,470
Amortization of customer list	(59,291)	(119,990)	(115,134)
Merger of TSD, TLE, CRT and TCO	(369,079)	-	-

U.S. GAAP cost of services and goods	(9,419,421)	(8,885,108)	(9,889,374)

U.S. GAAP gross profit	4,732,876	5,522,687	4,967,145

Supplementary balance sheet information U.S. GAAP:
Total assets	18,392,470	20,367,054	20,092,617

Current liabilities	5,772,070	6,040,463	7,423,719

Noncurrent liabilities	3,438,303	5,254,243	3,375,756

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Net property, plant and equipment	6,626,217	6,784,782	6,621,457

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

38. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and other post-retirement benefits

As described in Notes 32 and 37.f), the Company’s employees receive pension and post--retirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a November 30 measurement date for its plans assets. Disclosures on the Company’s contributions to defined contribution and multiemployer plans are included in Note 32.

Although TCP Prev and TCO Prev are defined contribution plans, there is a risk of death and disability of participants, which is born by the sponsor, requiring an actuarial calculation. Following is the obligation and funded status information on the Company’s single-employer benefit plans under U.S. GAAP:

Change in benefit obligation

	Consolidated	Combined

	2006	2005

Benefit obligation at the beginning of the year	69,995	68,759
Service cost	1,864	2,541
Interest cost	7,695	7,563
Plan participants contributions	167	143
Actuarial gain	(1,723)	(6,263)
Benefits paid	(2,899)	(2,748)

Benefit obligation at the end of the year	75,099	69,995

Change in plan assets

	Consolidated	Combined

	2006	2005

Fair value of plan assets at the beginning of the year	101,149	75,742
Actual return on plan assets	22,115	26,251
Actual contributions	2,259	1,887
Benefits paid	(2,899)	(2,731)

Fair value of plan assets at the end of the year	122,624	101,149

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of funded status

	Consolidated	Combined

	2006	2005

Funded status	(47,525)	(16,371)
Unrecognized net actuarial gains	-	41,471
Unrecognized prior service cost	-	(450)
Unrecognized net transition obligation	-	(5,418)

Net amount recognized	(47,525)	4,449

Amounts recognized in the statement of financial position

	Consolidated	Combined

	2006	2005

Noncurrent assets	47,525	(999)
Accrued benefit cost	-	5,448

Net amount recognized	47,525	4,449

The accumulated benefit obligation for all defined-benefit pension plans was R$71,885 and R$67,067 in 2006 and 2005, respectively.

Components of net periodic pension cost and other benefit cost

	Consolidated	Combined

	2006	2005	2004

Service cost (net of employee contributions)	1,864	2,541	2,017
Interest cost on PBO	7,695	7,563	6,667
Expected return on assets	(13,763)	(10,321)	(7,304)
Amortization of initial transition obligation	609	609	609
Amortization of gains	(1,404)	(599)	(385)
Amortization of prior service cost	29	29	-

Net periodic pension cost and other benefit cost	(4,970)	(178)	1,604

Accumulated other comprehensive income

2006

Actuarial gain	(50,146)
Transition obligation	4,809
Prior service cost	421

Total	(44,916)

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Changes in items not yet recognized in net periodic pension cost

	Consolidated			Combined

		2006			2005

			Prior			Prior
	Actuarial	Transition	service	Actuarial	Transition	service
	(gain) loss	obligation	cost	(gain) loss	obligation	cost

Balance at the beginning of the year	(41,471)	5,418	450	(19,801)	6,027	479
Amount generated in the period	(10,079)	-	-	(22,269)	-	-
Amount recycled to profit and loss	1,404	(609)	(29)	599	(609)	(29)

Balance at ending of year	(50,146)	4,809	421	(41,471)	5,418	450

Assumptions

	Consolidated	Combined

	2006	2005	2004

Discount rate for determining projected benefit obligations	10.24%	11.30%	11.30%
Rate of increase in compensation levels	6.08%	7.10%	7.10%
Benefit adjustments	4.00%	5.00%	5.00%
Expected long-term rate of return on plan assets	11.84%	13.73%	13.75%
Inflation	4.00%	5.00%	5.00%

Plan assets

The Company’s weighted-average pension plan asset allocations by asset category at the end of 2006 and 2005, and the target allocation for 2007, are as follows:

	Target allocation for 2007	Percentage of plan
		assets at year end

		2006	2005

Asset category:
Equity securities	18.8%	18.7%	17.5%
Loans	1.3%	1.8%	1.7%
Fixed income	74.0%	73.1%	80.8%
Other	5.9%	6.4%	-
Total	100.0%	100.0%	100.0%

The investment strategy for these pension plans is based on a long-term macroeconomic scenario, which takes into consideration the assumption of maximization of return commensurate to the risks of the several kinds of investments (fixed income, equity securities and loans), according to limits of allocation imposed by “Conselho Monetário Nacional” Resolutions. The expected return on plan assets is average after-tax return of each asset category weighted by target allocations. Asset categories returns as based on long-term macroeconomic scenarios.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Single-employer
amount

2007	4,333
2008	4,762
2009	5,110
2010	5,467
2011	5,832
Years 2012-2016	35,666

A summary of the SISTEL multiemployer defined-benefit pension plan (inactive employees pension plan -PBS-A) as of December 31, 2006 and 2005, which the Company and its subsidiary participate is as follows:

Inactive employees pension plan - PBS-A

	Consolidated	Combined

	2006	2005

Funded status:
Accumulated benefit obligation vested	4,118,077	3,876,556
Projected benefit obligation	4,118,077	3,876,556
Fair value of plan assets	(6,092,174)	(5,021,828)

Funded status	(1,974,097)	(1,145,272)

A summary of the SISTEL multiemployer post-retirement benefits plan (health care plan - PAMA), which the Company and its subsidiary participate, is as follows:

Health care plan - PAMA

	Consolidated	Combined

	2006	2005

Funded status:
Accumulated post-retirement benefit obligation:
Active participants	27,438	25,865
Fully eligible active plan participants	4,510	-
Inactive participants	1,019,730	740,531

	1,051,678	766,396

Fair value of plan assets	(563,348)	(539,250)

Obligations in excess of plan assets	488,330	227,146

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

b) Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	Consolidated			Combined

		2006			2005

		Software	Customer		Software	Customer
	Concession	use rights	list	Concession	use rights	list

Gross	3,933,905	2,818,853	1,207,536	3,922,012	2,377,127	599,930
Accumulated amortization	(1,696,566)	(1,683,827)	(878,416)	(1,447,751)	(1,297,973)	(540,639)
Write-off of concession	(473,472)	-	-	(89,533)	-	-
Net	1,763,867	1,135,026	329,120	2,384,728	1,079,154	59,291
Amortization expense	253,625	388,105	337,777	287,689	327,127	119,990

Amortization period	(*)	5 years	2 years	(*)	5 years	2 years

(*)	Amortized on a straight-line method over the major term of concession period for Areas 7 and 8 until 2023.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2007	1,053,128
2008	648,765
2009	320,211
2010	180,531
2011	180,531

c) Capital leases

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

2006

Property, plant and equipment:
Software	70,774
Less- Accumulated amortization	(49,098)

21,676

There is no minimum payment to be disclosed since all the lease obligation were settled up to December 31, 2006.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

d) Concentration of risks

Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting their business, Vivo S.A. is fully dependent upon the cellular telecommunications authorizations, granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

e) Commitments (unaudited)

Budgeted capital expenditure commitments for 2007 are approximately R$1,732.0 million. For 2006, the budgeted capital expenditure commitments were approximately R$1,172.7 million, of which R$2,103.9 million was incurred during the year. Most of the 2006 capital expenditures was related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

f) Segment information

As described in Note 1, during 2006, the Company merged with TSD, TLE and CRT and acquired the remaining minority interest in TCO. Additionally, the Company completed corporate restructurings to simplify its corporate legal structure and create a single legal operating company. This resulted in changes to the Company’s management structure and operating segments. By the end of the year ended December 31, 2006, the Company had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented for U.S. GAAP purposes.

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

g) New accounting pronouncements

In June 2006, the EITF ratified the consensus on EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”. EITF 06-03 provides that taxes imposed by a governmental authority on a revenue-producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion (“APBO”) No. 22, “Disclosure of Accounting Policies”. Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating EITF 06-03 to determine the impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Management is evaluating the potential impact of this interpretation on the Company’s financial statements and does not expect that the adoption will have a material impact on it.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements and the Company does not expect the application of this standard to change its current practice. SFAS No. 157 requires prospective application for fiscal years ending after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined-benefit Pension and Other Post-retirement Plans”, an amendment of FASB Statements No. 87, No. 88, No. 106 and No. 132 (R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (i) recognize the funded status of a benefit plan in its statement of financial position; (ii) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Post--retirement Benefits Other Than Pensions”; (iii) measure defined-benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (iv) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation. The Company adopted SFAS No. 158 recognition and related disclosure provisions as of December 31, 2006, which impact was as a gain of R$29,645, net of income taxes, recorded directly in accumulated other comprehensive income.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows

VIVO PARTICIPAÇÕES S.A.
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Continuation)
(In thousands of Brazilian reais, unless otherwise indicated)

the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. The SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company will be evaluating the impact SFAS No. 159 will have on its financial statements during 2007.

* * * * * * * * * * *