Form 20-F
period 2007-12-31
Vivo Participacoes S.A.
filed 2008-03-28
CIK 1071337

As filed with the Securities and Exchange Commission on March 28, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

The number of outstanding shares of each class as of December 31, 2007:

Title of Class	Number of Shares Outstanding

Common Stock	524,931,665
Preferred Stock	912,691,180

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

  “D.O.U.” are to the Diário Oficial da União, the Official Newspaper of the Government of Brazil;

  “Federal District” are to the federal district of Brasilia, the capital of Brazil;

  “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

  “Global Telecom” and “GT” are to Global Telecom S.A., formerly a Vivo subsidiary prior to our corporate restructuring;

i

  “GSM” are to the Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range;

  “Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers;

  “NYSE” are to the New York Stock Exchange;

  “OI” are to TNL-PCS S.A., the mobile operator branch of Telemar;

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

  “TLE” are to Tele Leste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to our corporate restructuring;

  “TSD” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to our corporate restructuring;

  “Telebrás” are to Telecomunicações Brasileiras S.A.—Telebrás;

  “Telemar” are to Telemar Norte Leste S.A. (controlled by Tele Norte Leste Participações S.A.);

  “Telemig” are to Telemig Celular Participações S.A.;

  “Telenorte” or “Tele Norte” are to Tele Norte Celular Participações S.A.;

  “Telesp Celular” and “TC” are to Telesp Celular S.A., formerly a Vivo subsidiary prior to our corporate restructuring;

  “Telpart” are to Telpart Participações S.A.;

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

  “wireless devices” are to the wireless appliances that we sell, including cellular handsets, wireless handheld devices and wireless broadband cards.

      Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2007 and 2006 and for the two years in the period ended December 31, 2007 and our combined financial statements as of December 31, 2005, and for the three years in the period ended December 31, 2005, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 37 and 38 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity. These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst Young”) for the year ended December 31, 2007 and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the years ended December 31, 2006 and 2005.

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

     Since the Company was under common control with TSD, TLE and CRT for all periods presented after December 2002 and prior to the above restructuring, financial information combining the historical operations of these entities has been presented for the years ended December 31, 2005, 2004 and 2003. In the combined financial information, all inter-company transactions have been eliminated. The acquisitions of minority interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the Financial Statements have been consolidated as from January 1st, 2006 as described in the protocol of Merger. The combined financial statements for the year ended December 31, 2005 have been presented supplementally for the purposes of this annual report in our consolidated financial statements as of December 31, 2007 and for the three years then ended and are not required for statutory reporting purposes in Brazil.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst Young”) for the year ended December 31, 2007 and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the years ended December 31, 2006 and 2005.

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

     Since the Company was under common control with TSD, TLE and CRT for all periods presented after December 2002 and prior to the above restructuring, financial information combining the historical operations of these entities has been presented for the years ended December 31, 2005, 2004 and 2003. In the combined financial information, all inter-company transactions have been eliminated. The acquisitions of minority interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the Financial Statements have been consolidated as from January 1, 2006 as described in the protocol of Merger. The combined financial statements for the year ended December 31, 2005 have been presented supplementally for the purposes of this annual report in our consolidated financial statements as of December 31, 2007 and for the three years then ended and are not required for statutory reporting purposes in Brazil.

     Our consolidated and combined financial statements are prepared in accordance with the Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See notes 37 and 38 to our financial statements for a summary of (i) the differences between the Brazilian GAAP and U.S. GAAP as they relate to us, (ii) a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2007 and 2006, and (iii) a reconciliation to U.S. GAAP of our net income or loss for the three years in the period ended December 31, 2007.

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5.—Operating and Financial Review and Prospects.”

	Year ended December 31,

	Consolidated	Consolidated	Combined	Combined	Combined
	2007(1)	2006(1)	2005(2)	2004(2)	2003(2)

	(in millions of reais, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	12,492.5	10,936.7	11,253.8	10,929.4	9,393.5
Cost of services and goods sold	(6,623.3)	(5,564.2)	(5,337.3)	(5,338.1)	(4,836.1)
Gross profit	5,869.2	5,372.5	5,916.5	5,591.3	4,557.4
Operating expenses:
Selling expenses	(3,532.8)	(3,751.1)	(3,614.9)	(2,740.2)	(1,968.7)

	Year ended December 31,

	Consolidated	Consolidated	Combined	Combined	Combined
	2007(1)	2006(1)	2005(2)	2004(2)	2003(2)

	(in millions of reais, except per share data)
General and administrative expenses	(1,190.0)	(1,099.7)	(1,031.4)	(959.2)	(924.4)
Other net operating expenses	(499.6)	(319.5)	(491.6)	(222.0)	(138.7)
Operating income before equity in losses of unconsolidated subsidiary and
net financial expenses	646.8	202.2	778.6	1,669.9	1,525.6
Net financial expenses	(468.3)	(748.0)	(913.1)	(1,088.5)	(1,161.1)
Operating income (loss)	178.5	(545.8)	(134.5)	581.4	364.5
Net non-operating income (expenses)	(20.8)	(289.0)	(96.5)	(60.9)	(36.1)
Income (loss) before income taxes and minority interests	157.7	(834.8)	(231.0)	520.5	328.4
Income taxes	(257.1)	859.1	(363.0)	(438.5)	(407.8)
Minority interests	—	(8.0)	(173.5)	(480.9)	(347.6)
Net income (loss)	(99.4)	16.3	(767.5)	(398.9)	(427.0)
Net income (loss) per share (R$)	(0.0691)	0.0113	(0.6919)	(0.1765)	(0.2065)
Dividends declared per thousand preferred shares (R$)	—	0.018	0.037	0.058	0.056
Dividends declared per thousand common Shares (R$)	—	—	0.047	0.083	0.079
U.S. GAAP
Net operating revenue	15,922.1	14,152.3	14,407.8	14,856.5	12,159.0
Operating (loss) income	623.3	(183.2)	929.7	1,368.5	1,345.5
Net financial expenses	(437.5)	(666.3)	(914.7)	(992.9)	(138.4)
Net non-operating income (expenses)	(0.3)	(11.6)	(14.8)	(12.0)	(35.2)
Income (loss) before income taxes and minority interests	185.5	(861.1)	0.2	363.6	1,171.9
Income taxes	(295.1)	409.0	(319.0)	(386.6)	(618.7)
Minority interest		(8.4)	(175.4)	(466.0)	(415.3)
Net income (loss)	(109.6)	(460.5)	(494.2)	(489.0)	137.9
Basic and diluted net income (loss) per share — common (R$)	(0.21)	(0.99)	(1.19)	(1.43)	0.15
Basic and diluted net income (loss) per share — preferred (R$)	—	0.02	0.05	0.08	0.15
Weighted average common shares outstanding (3)	524,931,665	481,267,468	443,996,716	371,686,879	335,446,441
Weighted average preferred shares outstanding (3)	912,691,180	841,340,834	637,776,690	532,574,385	487,069,335

	Year ended December 31,

	Consolidated	Consolidated	Combined
	2007(1)	2006(1)	2005(2)

Cash Flow Data:	(in millions of reais)
Cash flows from operating activities	3,098.8	3,100.8	2,302.2
Cash flows from investing activities	(1,914.3)	(1,922.4)	(2,361.2)
Cash flows from financing activities	(395.5)	(1,458.4)	(373.1)

	As of December 31,

	Consolidated	Consolidated	Combined	Combined	Combined
	2007(1)	2006(1)	2005(2)	2004(2)	2003(2)

	(in millions of reais, except for per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	6,301.4	6,445.5	6,683.2	6,477.5	6,323.1
Total assets	18,091.2	17,542.1	19,259.3	19,803.0	18,977.0
Loans and financing	4,381.4	4,500.4	5,652.8	5,595.5	7,124.0
Shareholders’ equity	8,297.6	8,371.7	7,047.5	5,830.9	5,967.1
Capital Stock	6,347.8	6,347.8	8,232.4	5,828.9	5,615.8
Number of shares as adjusted to reflect changes in capital	1,437,623	1,437,623	1,109,225	2,259,465,452	2,066,942,500
U.S. GAAP
Property, plant and equipment, net	6,078.9	6,333.3	6,536.4	6,399.5	6,990.1
Total assets	22,508.4	18,392.5	20,367.1	20,092.6	19,148.7
Total liabilities	13,484.0	9,210.4	11,294.7	10,799.5	11,383.2
Shareholders’ equity	9,024.4	9,126.2	7,165.6	5,685.9	5,904.8
Capital stock	6,325.6	6,325.6	8,232.4	5,828.9	5,615.8
Number of shares as adjusted to reflect changes in capital	1,437,623	1,437,623	1,109,225	903,786	826,777

________________________________________
(1)
The financial information presented for 2006 and 2007 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated financial information of TSD, TLE and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005, 2004 and 2003 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since these companies were under common control with Vivo for these periods.

(3)
As a result of the corporate restructuring in January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangibles related to concession that was transferred in the Merger. The number of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are required to be included for the purpose of calculating diluted earnings per share for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for all periods presented as their effect would have been anti-dilutive. As described in Note 37 (j) to the Company’s financial statements for the year ended December 31, 2007, the Company applies Emerging Issues Task Force—EITF Issues No. 03.6, “Participating Securities and the “Two-Class” Method under FASB Statement No. 128.” Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Additionally, loss per share and share amounts for all periods retroactively reflect the effect of the reverse stock split described in Note 22 to the Company’s financial statements.

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

	Exchange Rate of R$ per US$

	Low	High	Average(1)	Year-End

Year ended December 31,
2003	2.822	3.662	3.071	2.889
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.434	2.341
2006	2.089	2.301	2.168	2.138
2007	1.733	2.371	1.948	1.771

__________________________________
Source: Central Bank of Brazil, PTAX.
(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$

	Low	High

Month Ended
October 31, 2007	1.744	1.828
November 30, 2007	1.733	1.850
December 31, 2007	1.762	1.823
January 31, 2008	1.741	1.830
February 29, 2008	1.672	1.768
March 2008 (through March 25)	1.670	1.742

__________________________________
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

     Uncertainty as to future government policies may contribute to an increase in the volatility of the Brazilian securities markets and securities issued abroad by Brazilian companies. The Brazilian economy grew 5.4% in 2007, 2.9% in 2006 and 2.3% in 2005. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail. We cannot predict Brazil’s monetary, tax, social security and other policies, nor if such policies will cause an adverse impact on the economy and to our business and results of operations or the market price of our preferred shares and ADSs.

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

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2007, the general price index, or the IGP-DI (the ndice Geral de Preços — Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 7.9%, compared to 3.8% in 2006 and 1.22% in 2005.

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

     The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated by 22.3% against the U.S. dollar in 2003. In 2004 and 2005, the real appreciated against the U.S. dollar by 8.8% and 11.8%, respectively, and in 2006 and 2007 the real appreciated by 8.7% and 10.5% against the U.S. dollar, respectively.

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

     Devaluation of the real relative to the U.S. dollar may increase the cost of our indebtedness in foreign currency. It would also reduce the U.S. dollar value of our revenues and distribution of dividends. As of December 31, 2007, Vivo had R$ 4.4 billion in consolidated total debt, of which approximately 41.9% was denominated in foreign currencies, such as the U.S. dollar, Japanese yen and the UMBNDES (an index of several currencies predominantly influenced by the U.S. dollar). Significant costs relating to our network infrastructure and wireless device costs are payable or linked to payment by us in U.S. dollars. At the same time, while our foreign currency debt obligations were covered by derivative contracts as of December 31, 2007, and we may derive income from these and other derivative transactions, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, Japanese yen and UMBNDES, our debt becomes more expensive to service and it becomes more costly for us to acquire the technology and the goods that are necessary to operate our business. Although we currently hedge our foreign currency debt, we may decide to change our hedging policy in the future. In addition, when the value of the real increases relative to the U.S. dollar, Japanese yen and UMBNDES, the decrease in the cost of servicing our debt is offset by our losses on the derivatives associated with it. See “Item 3.A.—Key Information—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     Fluctuations in interest rates may have an adverse effect on our business and on the market price of our preferred shares and ADSs.

     Between October 2002 and February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% . In June 2003, the Central Bank started again reducing the basic interest rate. As of December 31, 2007, the basic interest rate is 11.25% . As of December 31, 2007, Vivo’s total indebtedness was R$4,381.4 million. Approximately 58.1% of such indebtedness is denominated in reais and mostly pegged to the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. All other debt was denominated in foreign currencies and fully covered by derivative contracts so that the final cost of the debt and the associated derivative is the CDI rate. As a consequence, an increase in the CDI interest rates and inflation indexes would increase the costs of our debt, which could adversely affect the market’s perception of the value of our shares.

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

     Under the SMP regime, we no longer receive payment from our customers for outbound long-distance traffic and instead receive payment for the use of our network in accordance with a network usage payment plan, which includes outbound long distance calls. However, the interconnection fees that we receive from long-distance operators may not compensate us for the revenues that we would have received from our customers for outbound long-distance traffic. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate their interconnection charges. Now, free negotiation is the rule, subject to ANATEL regulations relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in mobile operators’ fees). ANATEL approved that provisional agreement and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, or VC-2, VC-3, and international, among the same operators that had made the VC-1 agreement in July 2005. In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.97143% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.25356% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, considering the period since January 2004, that provides for an annual adjustment of 4.5% as of March 2006 and an annual adjustment of 1.97143% or 2.25356% as of July 2007. Under Resolutions 438/2006, 480/2007 and 483/2007, the Brazilian Regulatory Authority developed a new model from 2010 onward to determine reference costs for the use of mobile networks — RVU-M — by SMP providers who have significant market power. These values will be used in arbitration cases involving VU-M’s value by ANATEL.

     Under Resolution 438, the free negotiation of the cost of use of mobile networks — VU-M — was maintained. However, in the arbitration by ANATEL, while the cost model will not be implemented until 2010, ANATEL will decide the new value of VU-M by reference to the existing ratio (as of January 1, 2006) between the value of VU-M and the value of VC-1. In addition, under the ANATEL rules, the retail rates charged to customers for local fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the local fixed and mobile terminations.

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

     The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. Starting in 2010, the Brazilian government will begin regulating the telecommunications industry based on an economic model (FAC, or “Fully Allocated Costs”) that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government will use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), starting in 2010. Under Resolution 438/2006, after the economic model is implemented in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the value of VU-M. The inflation adjustment of the RVU-M value will use the IST index. In the auctions by SMP of new radio frequency bands, Anatel has been using the IST index for determining the value of the installments to be paid for the licenses. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

     ANATEL’s proposal regarding the consolidation of prices could have an adverse effect on our results.

     ANATEL has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results. The following regulations on interconnection rules have been promulgated: the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”); the Regulation of Separation and Allocation of Costs (Resolution number 396/2005); the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”); the Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006); the Regulation of Fixed and Wireless Number Portability (Resolution number 460/2007, effective March 2009); the new Regulation of SMP (Resolution number 477/2007, effective February 13, 2008); the Regulation of Terms of Separation and Allocation of Costs (Resolution numbers 480/2007 and 483/2007) and Invitation Document number 002/2007/SPV-ANATEL related to the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F”, “G”, “I” and “J”, which states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization, the authorizations resulting from this auction will be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. VIVO acquired spectrum licenses in band “J” in regions where the company possesses SMP licenses. The regulations that may adversely affect our results are (1) the new negotiation rules for VU-M prices by which ANATEL would have a role in determining the reference cost for use of mobile networks (RVU-M) by SMP providers who have significant market power, which will be used in the arbitration case by ANATEL of the value of VU-M, rather than the current, free-market negotiation of prices, (2) the VU-M price unification among SMP providers of the same economic group having significant market power, in the same region of the general authorization plan (Plano Geral de Autorizações, or PGA) of SMP and (3) the amendments in the regulation of SMP. These regulations could have an adverse effect on our revenues and our results of operations because (1) ANATEL may allow more favorable prices for economic groups without significant market power and (2) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce our average prices and thereby reduce our revenues. In the newly-amended regulation of SMP, ANATEL targets areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards, and a limitation on the period of time after which customers may leave service plans.

     In Resolution 460/2007 ANATEL published regulations that will implement and develop fixed and wireless number portability in Brazil by March 2009. For SMP, number portability will only be applied for wireless codes of access of the same registration area. For fixed operators, number portability will only be applied for fixed codes of access of the same local area. There can be no assurance that this new regulation will not have adverse effects on the results of our operations.

     In September 2007, ANATEL organized auctions for new SMP licenses in the remaining radio frequency bands “D” and “E” and in the 1.8 GHz band (band “M”), and fifteen SMP licenses in the 1.9 GHz band (band “L”), previously allocated to fixed operators. VIVO acquired thirteen spectrum licenses in band “L”.

     Resolution 454, published by ANATEL in 2006, relates to the new regulation of conditions for the use of radiofrequency bands of 800 MHz, 900 MHz, 1,800 MHz, 1,900 MHz, which was previously allocated for fixed operators to provide services using WLL technology, and 2,100 MHz, which are allocated for SMP.

     In December 2007, ANATEL organized auctions of thirty-six new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F”, “G”, “I” and “J”, and VIVO acquired seven spectrum licenses in band “J”. The Invitation Document number 002/2007/SPV-ANATEL for this auction states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization, the authorizations resulting from this auction must be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. Moreover, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of the operating profits the profits of remuneration for the use of the SMP network together with the profits of the service plans.

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

     These factors have already contributed to a negative effect on our market share and our results of operations and could have a material adverse effect on our business and results of operations in the future. As a result of competitive pressures, for example, our market share decreased from 38.2% as of December 31, 2006 to 36.7% as of December 31, 2007, and our market share of net additions to our customer base increased from a negative percentage of 8.5% for the twelve months ended December 31, 2006 to 28.8% for the twelve months ended December 31, 2007. In addition, our net additions of customers increased 689% from the twelve months ended December 31, 2006 to the twelve months ended December 31, 2007.

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

     Our rate of acquisition of new customers can be negatively affected by market penetration. For example, our net additions of customers decreased 123.5% from the twelve months ended December 31, 2005 to the twelve months ended December 31, 2006 and increased 689.1% to the twelve months ended December 31, 2007. The decrease in 2006 was due to a decrease in the addition of new prepaid customers to a loss of 517,373 new prepaid customers in the twelve months ended December 31, 2006, compared to the addition of 2,703,995 new prepaid customers in the comparable period of the prior year. The increase in 2007 was due to an increase in the addition of new prepaid customers to 3,692,360. This variation in the rate of new additions of customers has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and our rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

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

     As of December 31, 2007, PT Móveis SGPS, S.A. and Telefónica S.A., our principal shareholders, owned, directly and indirectly, approximately 89.3% of our common shares and 62.8% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7.A.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiary, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends.

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

     We and our subsidiary are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters.”

     We may be required to record impairment charges relating to goodwill and long-lived assets in the future.

     For Brazilian GAAP purposes, an impairment is recognized on goodwill if the expected net cash flows generated from the acquired net assets is not sufficient to cover their book value. As of December 31, 2007, the amount of goodwill of the Company is R$732.3 million.

     For U.S. GAAP purposes, we are required to test our goodwill for impairment at least annually. The difference between the book value of a company and its market value may indicate that an impairment exists. This impairment test is described in Note 37 to our audited consolidated financial statements. Vivo, in particular, has substantial goodwill, including goodwill related to the acquisition of TCO in 2003 with a carrying value of R$579.2 million as of December 31, 2007. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

     In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of these assets exceeds the undiscounted cash flows expected from their use of the assets for purposes of U.S. GAAP. This impairment test is also described in Note 37(m) to our audited consolidated financial statements included in this annual report. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based on projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges related to our long-lived assets in future periods, and this could have an adverse effect on our operations.

Risks Relating to Our Securities

     Holders of our preferred shares or ADSs may not receive any dividends.

     According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. We were unable to pay minimum dividends for the fiscal years ended December 31, 2003, 2004, 2005 and 2007 because we had net losses. For the fiscal year ended December 2006, we were able to pay dividends because we had net income, but the amounts paid were insufficient to meet the minimum legal requirement. In addition, according to Brazilian Corporate Law, we need not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. See “—Our preferred shares and our ADSs generally do not have voting rights.”

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

     Investments in securities, such as the preferred shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of US$1,398.7 billion as of December 31, 2007, and an average monthly trading volume of approximately US$52.2 billion for the first twelve months of 2007.

     In comparison, the NYSE had a domestic market capitalization of US$15.7 trillion (excluding funds and non-U.S. companies) as of December 31, 2007. A liquid and active market may never develop for our common shares, preferred shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

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

     Because we did not pay minimum dividends for the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the holders of preferred shares have been able to exercise voting rights since the general shareholders’ meeting held in March 2004. However, once we begin to pay minimum dividends, these voting rights will cease. See “—Holders of our preferred shares or ADSs may not receive any dividends” and “Item 10.B—Additional Information—Memorandum and Articles of Association.”

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

     Holders of our preferred shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of preferred shares or ADSs.

     Brazilian Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 10.E.—Additional Information—Taxation—Brazilian Tax Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Vivo Participações S.A., known as Vivo (and prior to the Merger, under the name Telesp Celular Participações S.A.). We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil. Our telephone number is +55 11 7420-1172, our facsimile number is +55 11 7420-2247, and our website is www.vivo.com.br. The information on our website is not part of this Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

     According to market share data published by ANATEL, we are a leading provider of cellular telecommunications services in Brazil through our subsidiary Vivo S.A., whose operations were previously provided by our former subsidiaries TC; GT; TCO; and the subsidiaries of Celular CRT; TLE; and TSD.

     The following chart shows our corporate structure as of December 31, 2007:

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

Brasilcel

     Vivo is controlled by Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, a joint venture between Portugal Telecom and Telefónica. Through the Vivo Companies, this joint venture controls 27.7% of the total market in Brazil, according to ANATEL, with 33.5 million customers as of December 31, 2007, according to market share data published by ANATEL. Its operations cover an area of approximately 139 million inhabitants, or 73.6% of the Brazilian population, and approximately 84.0% of its GDP. Portugal Telecom and Telefónica are managing the joint venture on an equal basis.

     In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in the following companies (whose operations have been conducted by Vivo S.A. since our restructuring):

  TCP

  TCP controlled an A Band operator in the state of São Paulo, GT, a B Band operator in the states of Paraná and Santa Catarina and TCO S.A. and its subsidiaries in the states of Acre, Amazonas, Amapá, Goiás, Mranhão, Mato Grosso, Matto Grosso do Sul, Pará, Rondônia, Roraima and Tocantis and in the Federal District, Brasilia.

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

TCO’s Corporate Restructuring

     On June 30, 2004, the management of TCP and TCO approved the corporate restructuring of TCO and its subsidiaries Telegoiás, Telems, Telemat, Teleacre and Teleron. The reasons for restructuring were: (i) to improve TCO and its subsidiaries’ cash flow, which resulted in the transfer of a R$511 million tax benefit from TCP to TCO, generated by the amortization of goodwill in the amount of R$1,503 million, in connection with the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) to simplify the corporate structure of TCO’s subsidiaries, improve TCO’s capitalization and benefit the minority shareholders of TCO’s subsidiaries.

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

     Pursuant to the Merger, Brasilcel and its subsidiaries hold 89.0% of TCP’s common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, the agreements which govern the Merger, TCP underwent a capital increase in the amount of R$2,631,136,636.01 as a result of the Merger, from R$6,670,152,498.26 to R$9,301,289,134.27. The agreements also provided that Celular CRT’s preferred shares held in treasury are transferred to TCP in connection with the Merger. At the Vivo Shareholders’ Meeting held on February 22, 2006, TCP reduced its capital in the amount of R$3,147,782,181.54, from R$6,670,152,498.26 to R$3,522,370,316.72, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends. TCP subsequently changed its corporate name to “Vivo.” The total capital of Vivo following the merger was R$6,153,506,952.73 due to an increase in the amount of R$2,631,136,636.01 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

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

     The tax benefits for the years ended 2006 and 2007 will be capitalized during the year ending 2008 in accordance with the preemptive right for the capital increase provided under Brazilian Corporate Law.

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

     The Corporate Restructuring had no impact on Vivo’s consolidated financial statements, capital stock or shareholders’ equity.

     The benefits of this restructuring included, among others, increased organizational efficiency, a more effective management and streamlined administrative and commercial functions.

     Acquisition of Telpart, Telemig and Tele Norte.

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. Telpart is the parent company of Telemig and Tele Norte. In addition, pursuant to the agreement, Vivo will acquire from Telpart certain subscription rights with respect to goodwill reserves for R$87 million. The completion of the transaction is subject to customary closing conditions.

     Upon closing of the transaction, in accordance with Brazilian law, Vivo will launch mandatory tender offers for the acquisition of common shares held by non-controlling shareholders at 80% of the price paid for the controlling stake. The mandatory tender offers will be extended to Telemig Participações; Telemig Celular; Tele Norte Participações, a holding company of Amazônia Celular S.A. (“Amazônia Celular”), which is the SMP provider in Area 8 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the northern Brazilian states of Amazonas, Roraima, Amapá, Pará and Maranhão; and Amazônia Celular. In addition, Vivo intends to launch voluntary tender offers for up to one-third of all classes of preferred shares held by the non-controlling shareholders in the holding and operating companies at a 25% premium to the weighted average price of the last 30 trading days up to August 1, 2007.

     On August 21, 2007, Vivo’s General Shareholders Meeting approved and ratified the stock purchase agreement mentioned above. On November 9, 2007, ANATEL approved Vivo’s acquisition of Telemig pursuant to Action (Ato) No. 68,401, and on March 5, 2008, it approved the acquisition of Tele Norte for subsequent sale to Telemar pursuant to Action (Ato.) No. 1.261/2008. Assuming full acceptance of all offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of approximately R$2.9 billion (including the value of the subscription rights). As Telemig Celular and Amazônia

Celular operate in the regions of Minas Gerais and Amazonia, respectively, the transaction will therefore allow Vivo to increase its coverage and customer base.

     On December 20, 2007, in accordance with the terms of ANATEL’s Instruction CVM 358 of 01/03/02, Vivo publicly announced that it signed a stock purchase agreement with Telemar, a Brazilian telecommunications company unrelated to either Telpart or Vivo, for the sale of all of the Tele Norte shares it was acquiring from Telpart under the stock purchase agreement dated August 2, 2007, in order to facilitate its acquisition of the shares of Telemig. Vivo based its decision to execute the stock purchase agreement of December 20, 2007 with Telemar on the fact that while ANATEL approved the acquisition of the shares of Telemig Participações by means of Act No. 68,401 of November 6, 2007, the approval of the acquisition of Tele Norte shares had been pending for a longer time period and Vivo believed that ANATEL was more likely to have approved its acquisition of Telemig shares from Telpart if Vivo sold the Tele Norte shares to a third party. Subsequent to signing this stock purchase agreement, and pursuant to Act No. 1,261 dated March 5, 2008 published in the DOU on March 7, 2008, ANATEL approved the transfer of shares of Tele Norte to Vivo and the subsequent transfer of these shares to Telemar.

     The sale to Telemar was agreed to be in the amount of R$120,009,893.00, subject to the indexation set forth in the stock purchase agreement dated December 20, 2007, which is equivalent to the price Vivo paid for these same shares under the terms of the stock purchase agreement of August 2, 2007. The sale will be consumated upon, among other conditions, ANATEL’s approval of the Tele Norte acquisition by Vivo.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

     The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,

Vivo	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	417.3	375.9	523.0
Transmission equipment	726.9	844.4	862.8
Information technology	267.2	414.8	407.6
Others(3)	494.3	468.8	413.1

Total capital expenditures	1.905.7	2,103.9	2,206.5

	Year ended December 31,

State of São Paulo — Areas 1 and 2	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	133.4	121.3	216.2
Transmission equipment	267.1	304.7	309.7
Information Technology	238.2	351.5	360.4
Others(3)	143.8	167.4	120.9

Total capital expenditures	782.5	944.9	1,007.2

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo — Area 3	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	86.4	65.0	90.2
Transmission equipment	115.3	164.1	112.8
Information technology	5.6	12.9	11.6
Others(3)	106.5	90.3	82.5

Total capital expenditures	313.8	332.3	297.1

	Year ended December 31,

States of Paraná and Santa Catarina — Area 5	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	56.2	30.5	25.4
Transmission equipment	89.8	70.8	123.2
Information Technology	2.2	10.6	6.4
Others(3)	65.6	45.3	30.9

Total capital expenditures	213.8	157.2	185.9

	Year ended December 31,

State of Rio Grande do Sul — Area 6	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	69.1	89.8	59.7
Transmission equipment	73.8	43.5	118.4
Information technology	5.9	8.0	4.2
Others(3)	62.3	64.3	56.2

Total capital expenditures	211.1	205.6	238.5

	Year ended December 31,

Central Western and Northern regions — Areas 7 and 8	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	46.4	44.0	101.6
Transmission equipment	119.3	149.8	145.8
Information Technology	8.1	27.0	19.4
Others(3)	78.7	66.5	86.7

Total capital expenditures	252.5	287.3	353.5

	Year ended December 31,

States of Bahia and Sergipe — Area 9	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Switching equipment	25.8	25.3	29.9
Transmission equipment	61.6	111.5	52.9
Information technology	7.2	4.8	5.6
Others(3)	37.4	35.0	35.9

Total capital expenditures	132.0	176.6	124.3

__________________________________
(1)	The financial information presented for 2006 and 2007 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

(3)	Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

     Our capital expenditure estimate for 2008 is approximately R$6.1 billion, which includes investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to our customers.

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

     In Areas 1 and 2, Vivo S.A. uses a frequency range known as A Band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. At December 31, 2007, Vivo S.A. had 12.1 million cellular lines in service in these areas, which represented a 13.6% increase from December 31, 2006, and a market share of approximately 41.5% in São Paulo.

     In Area 3, Vivo S.A. uses the Band A frequency range that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. At December 31, 2007, Vivo S.A. had 5.9 million cellular lines in service in this area, which represented a 20.9% net increase from December 31, 2006, and a market share of approximately 39.9% in those states.

     In Area 5, Vivo S.A. uses a frequency range known as B Band that covers 60.0% of the municipalities in the states of Paraná and Santa Catarina and 92.5% of the population of Paraná and Santa Catarina. At December 31, 2007, Vivo S.A. had 2.8 million cellular lines in service in this area, which represented a 9.8% net increase from December 31, 2006, and a market share of approximately 25.8% in those states.

     In Area 6, Vivo S.A. uses the Band A frequency range that covers 72.7% of the municipalities and 96.3% of the population in the state of Rio Grande do Sul. At December 31, 2007, Vivo S.A. had 3.6 million cellular lines in service in this area, which represented a 9.8% net increase from December 31, 2005, and a market share of approximately 43.1% in that state.

     In Areas 7 and 8, Vivo S.A. is the leading cellular operator, by number of customers, in its authorization area and uses a frequency range known as A Band that covers 53.3% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins, which covers 90.2% of the population in these states, and also uses a frequency range known as B Band that covers 33.8% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima, which covers 71.2% of the population of these states. At December 31, 2007, Vivo S.A. had 6.7 million cellular lines in service in these areas, which represented a 13.5% net increase from December 31, 2006, and a market share of approximately 34.0% in those states.

     In Area 9, Vivo S.A. uses the Band A frequency range that covers 50.2% of the municipalities and 82.5% of the population in the States of Bahia and Sergipe. At December 31, 2007, Vivo S.A. had 2.2 million cellular lines in service in this area, which represented a 34.3% net increase from December 31, 2006, and a market share of approximately 27.4% in those states.

     On September 18, 2007, with ANATEL’s approval, Vivo acquired the Band L lots, except for lot 16 (area of Londrina PR in region 5) and lot 20 (area of Northern Brazil in region 8). Band L comprises lots in frequency ranges 1895 to 1900 Mhz and 1975 to 1980 Mhz, with 5 + 5 Mhz band width. As a result, Vivo managed to complete its last coverage gap and will soon be operating in the entire Brazilian territory.

     On December 20, 2007, with ANATEL’s approval, Vivo acquired the Band J lots with 10 + 10 Mhz band width, with the exception of the lots in the state of Minas Gerais.

Our Operations

     The following tables set forth information about Vivo S.A.’s cellular telecommunications base, coverage and related matters at the dates and for the years indicated.

State of São Paulo — Areas 1 and 2

	Year ended December 31,

	2007	2006	2005

Cellular lines in service at year-end (in thousands)	12,142	10,684	10,476
Contract customers	2,125	1,803	1,779
Prepaid customers	10,017	8,881	8,696
Growth in cellular lines in service during year	13.6%	2.0%	13.5%
Churn(1)	25.4%	28.6%	18.7%
Estimated population of concession areas (in millions)(2)	41.2	40.6	39.7
Estimated covered population (in millions)(3)	41.2	40.6	39.7
Percentage of population covered(4)	100%	100%	100%
Penetration at year-end(5)	71.0%	59.6%	53.0%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	41.5%	44.2%	49.2%

States of Rio de Janeiro and Espírito Santo — Area 3

	Year ended December 31,

	2007	2006	2005

Cellular lines in service at year-end (in thousands)	5,947	4,920	4,740
Contract customers	1,391	1,343	1,476
Prepaid customers	4,556	3,577	3,264
Customer growth during the year	20.9%	3.8%	8.3%
Churn(1)	25.5%	32.6%	29.5%
Estimated population of Region at year-end (millions)(2)	19.4	19.1	18.8
Estimated covered population at year-end (millions)(3)	19.4	19.1	18.8
Percentage of population of Region covered at year-end(4)	100%	100%	100%
Penetration at year-end(5)	76.8%	64.3%	58.8%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	39.9%	39.9%	42.6%

States of Paraná and Santa Catarina — Area 5

	Year ended December 31,

	2007	2006	2005

Cellular lines in service at year-end (in thousands)	2,823	2,570	2,910
Contract customers	494	406	366
Prepaid customers	2,329	2,164	2,543
Growth in cellular lines in service during year	9.9%	(11.7)%	12.8%
Churn(1)	34.5%	44.1%	20.0%
Estimated population of concession areas (in millions)(2)	16.7	16.5	16.1
Estimated covered population (in millions)(3)	15.4	15.2	14.9
Percentage of population covered(4)	92%	93%	92.3%
Penetration at year-end(5)	65.7%	56.6%	51.4%
Percentage of municipalities covered	60.0%	60.0%	59.0%
Market share(6)	25.8%	27.6%	34.5%

State of Rio Grande do Sul — Area 6

	Year ended December 31,

	2007	2006	2005

Cellular lines in service at year-end (in thousands)	3,647	3,321	3,387
Contract customers	939	790	829

	Year ended December 31,

	2007	2006	2005

Prepaid customers	2,709	2,530	2,558
Growth in cellular lines in service during year	9.8%	(2.0)%	5.3%
Churn(1)	24.1%	27.5%	21.7%
Estimated population of concession areas (in millions)(2)	10.7	10.6	10.5
Estimated covered population (in millions)(3)	10.4	10.2	10.0
Percentage of population covered(4)	96.4%	96%	96.0%
Penetration at year-end(5)	78.7%	71.3%	65.6%
Percentage of municipalities covered	72.7%	70.0%	69.9%
Market share(6)	43.1%	43.8%	48.3%

Central Western and Northern regions — Areas 7 and 8

	Year ended December 31,

	2007	2006	2005

Cellular lines in service at year-end (in thousands)	6,713	5,912	6,815
Contract customers	899	836	970
Prepaid customers	5,814	5,075	5,845
Growth in cellular lines in service during year	13.6%	(13.3)%	17.1%
Churn(1)	33.2%	47.3%	19.2%
Estimated population of concession areas (in millions)(2)	35.3	34.6	33.8
Estimated covered population (in millions)(3)	28.7	28.0	27.1
Percentage of population covered(4)	81.5%	81.0%	80.4%
Penetration at year-end(5)	56.0%	47.3%	44.0%
Percentage of municipalities covered	46.4%	46.0%	44.7%
Market share(6)	34.0%	36.1%	45.5%

States of Bahia and Sergipe — Area 9

	Year ended December 31,

	2007	2006	2005

Cellular lines in service at year-end (in thousands)	2,212	1,647	1,477
Contract customers	399	331	323
Prepaid customers	1,813	1,316	1,154
Customer growth during the year	34.3%	11.5%	11.9%
Churn(1)	29.7%	32.1%	33.6%
Estimated population of region at year-end (million)(2)	16.2	16.0	15.8
Estimated covered population at year-end (million)(3)	13.4%	12.4%	11.1%
Percentage of population covered at year-end(4)	82.5%	78.0%	70.3%
Penetration at year-end(5)	49.8%	38.6%	29.2%
Percentage of municipalities covered	50.2%	45.0%	33.1%
Estimated market share(6)	27.4%	26.6%	31.8%

__________________________________
(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística (IBGE).

(3)	Number of people within our Region that can access our cellular telecommunications signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)	Estimate based on all lines in service in our Region at year-end.

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

     We provide voice and ancillary value-added services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDAs (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by a cable connection that offers corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service and MExE (Mobile Execution Environment), which enables the wireless device to download applications and execute them on the mobile along with a user interface that contains icons on the wireless device to identify the main services (such as Voice Mail, Downloads and text messaging (SMS)) for easier access to our services.

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

          “Vivo Bolão” – an interactive game that tests the user’s knowledge of soccer;

          “Instant Messenger”—the most popular Internet instant messenger application (MSN), which is now made available for Vivo wireless devices through SMS;

          “Vivo ao Vivo” – new interface for Vivo GSM terminals;

          “Vivo e Você na Copa” – exclusive CBF (Brazilian Soccer Confederation) content (including games, tones, wallpapers, videos and a voice portal) during the World Cup;

          “Vivo Chip” - a service menu on GSM SIM Cards;

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

     In addition, in 2007 we launched:

          “Vivo Pós + Speedy” – first major marketing initiative with Telefonica Brazil offering billed customers and Speedy (ADSL broadband service) customers a one year complimentary offer (free fixed-to-mobile and mobile-to-fixed calls during weekends) upon the purchase of a loyalty contract;

          “Positivo Partnership” – exclusive agreement with the largest computer manufacturer in Brazil, Positivo Informatica, regarding several marketing initiatives to be conducted together with VIVO’s Internet Services, including various commercial bundles, special data plans, customized notebooks and trademarketing initiatives;

          “Vivo em Ação 4” – the fourth edition of the first alternative multi-platform reality game released by us in 2004 where players can use SMS, voice portal, WAP and other platforms to complete a mission and earn prizes;

          “Leilão Vivo” – the first white label multi-interface reverse auction released in Brazil by a mobile operator;

          “Vivo Play Dual Delivery” – an improvement to Vivo’s music download service allowing the user to download a track on a mobile phone and a computer with a single purchase;

          Search and mobile marketing agreements signed with Yahoo;

          A new WAP Portal (presently available only for Vivo employees but soon to be available for all clients);

          A new smartphone portal (presently available only for BlackBerry devices but soon to be available for all smartphones);

          “EU VIVO CINEMA” – a Wapsite with information and downloadable contents about movies and the cinema;

          “Music Phones” – first-ever launch in Brazil of music phones with embedded content;

          “BlackBerry” – launch of BlackBerry®, a popular email solution for individuals and businesses;

          “Vivo Avisa” – roll-out of the service “Who Called,” which can now be acquired by any Vivo customer; and

          A translation center available for tourists during the Pan American Games in Rio de Janeiro in 2007.

     We offer roaming services through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services for subscribers of such other cellular service providers while they are in our concession areas.

Our Region

     Vivo provides mobile telecommunications services on the A and B Band frequencies in 19 Brazilian states in addition to Distrito Federal, which represents the federal district, representing a total of approximately 7.3 million square kilometers, or 85.6% of the Brazilian territory. This area includes more than 135.2 million people, representing 73.6% of Brazil’s total population of 183.8 million people, and 212 municipalities with a population in excess of 100,000. On September 25, 2007, Vivo acquired a license to operate within 5 states located in the Northeast region (Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte). Combined with the acquisition of Telemig (as mentioned in “Item 4.A. — Information on the Company — Our History and Development — Acquisition of Telpart, Telemig and Tele Norte”), this expansion by Vivo into the Northeast region provides it with national coverage.

     The following table sets forth population, gross domestic product (GDP), and per capita income statistics for each state in Vivo’s service regions at the dates and for the years indicated:

	At December 31, 2007			Last Available IBGE Data

	Frequency	Population	Percent of Brazil’s	GDP (in millions	Percent of	Per capita income
	Range	(in thousands)(1)	population (1)	of reais)(2)	Brazil’s GDP(2)	(in reais)(2)

Area	(Band)

São Paulo state	A, L and J	39,838	21.7%	727,052	33.9%	17,997
Paraná state	A, L and J	10,279	5.6%	126,621	5.9%	12,339
Santa Catarina state	A, L and J	5,868	3.2%	85,295	4.0%	14,539
Goiás state	A, L and J	5,644	3.1%	50,536	2.4%	8,992
Tocantins state	A, L and J	1,248	0.7%	9,083	0.4%	6,957
Mato Grosso state	A, L and J	2,854	1.6%	37,466	1.7%	13,365
Mato Grosso do Sul state	A, L and J	2,265	1.2%	21,641	1.0%	9,557
Rondônia state	A, L and J	1,454	0.8%	12,902	0.6%	8,408
Acre state	A, L and J	653	0.4%	4,481	0.2%	6,692
Amapá state	B and J	585	0.3%	4,366	0.2%	7,344
Amazonas state	B and J	3,167	1.7%	33,359	1.6%	10,320
Maranhão state	B and J	6,117	3.3%	25,325	1.2%	4,150
Pará state	B and J	7,070	3.8%	39,150	1.8%	5,617
Roraima state	B and J	394	0.2%	3,178	0.1%	8,123
Federal District	A, L and J	2,455	1.3%	80,516	3.7%	34,510
Bahia state	A, L and J	14,079	7.7%	90,942	4.2%	6,583
Sergipe state	A, L and J	1,938	1.1%	13,422	0.6%	6,821
Rio de Janeiro state	A, L and J	15,406	8.4%	246,936	11.5%	16,052
Espírito Santo state	A, L and J	3,351	1.8%	47,190	2.2%	13,846
Rio Grande do Sul state	A, L and J	10,582	5.8%	144,344	6.7%	13,310
Vivo		135,256	73.6%	1,803,815	84.0%	13,281

__________________________________
(1)	According to the last D.O.U. publication data (April 1, 2007).
(2)	According to the most recent IBGE data (2005). Nominal Brazilian GDP was R$2,147,239 million as of December 2005 calculated by IBGE.

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns. A strong customer acquisition policy has been implemented across all of the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and billed services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. We are actively involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

     On December 31, 2007, Vivo possessed 296 sales outlets (91 in São Paulo, 49 in the states of Rio de Janeiro and Espírito Santo, 32 in the state of Rio Grande do Sul, 35 in the states of Paraná and Santa Catarina, 25 in the states of Bahia and Sergipe, and 64 in the states that make up the midwestern and northern regions of Brazil). It also has an efficient network of 7,962 authorized retail and resales dealerships. Consequently, Vivo has maintained its market leadership position, with a total of 8,258 points of sale.

     Prepaid telephone card recharging was available at 365,798 locations, including our own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks’ websites.

Customer Service

     In 2007, Vivo implemented a new model of customer support, targeting to increase customer satisfaction at lower cost. The work on this model started in 2006 and was mainly based on the improvement of Vivo’s call center and on Vivo’s service level agreements.

     In the first half of 2007, Vivo concluded the merger of its major customer systems, such as billing and front office systems. Currently, Vivo utilizes the same front office system in all operations, thereby reducing training, control and maintenance costs. The most important project completed in 2007 was the development of a new call center methodology targeting customer satisfaction. Vivo’s call center customer services representatives now have differentiated training, career plans and the ability to solve problems in the front line, thus ensuring high levels of customer satisfaction. The result is a 70% reduction in the processes treated at the second level.

     Also in 2007, Vivo received 84 millions visits at its website (www.vivo.com.br) with 65 million transactions online.

     These actions reflected positively at ANATEL. Vivo ended fiscal year 2007 with a 36% reduction in customer complaints at the national agency, scoring the second place in the ranking among the biggest telecommunications players – Vivo’s best position thus far.

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

     By December 31, 2007, Vivo S.A.’s telecommunications network in the state of São Paulo, which provides both CDMA digital and GSM digital services, covered 100% of the municipalities. Vivo S.A.’s network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from Telecomunicações de São Paulo S.A., or Telesp. The network consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo S.A.’s main suppliers in the state of São Paulo.

     Vivo S.A. began its activities in the states of Parana and Santa Catarina (“Vivo PR/SC”) in December 1998 and, until 2005, offered services only through CDMA digital technology. As of December 31, 2007, the telecommunications network in PR/SC that provides both CDMA digital and GSM digital services covered 60.0% of the municipalities, or 92.0% of the population, in its region. The PR/SC network is primarily connected by a fiber-optic and radio transmission system of its own and as leased mainly from fixed operating companies (Brasil Telecom and Embratel) and Copel–Companhia Paranaense de Energia S.A.. The network consists of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Home Location Registers, Signaling Transfer Points and gateways. Motorola do Brasil Ltda., Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A. and Ericsson Telecomunicações S.A. are Vivo S.A.’s main suppliers in PR/SC.

     As of December 31, 2007, Vivo S.A. in the midwestern and northern regions (“CO/N”) provided CDMA Digital, GSM digital, TDMA digital and AMPS analog services, which have been substantially phased out, covering 46.4% of the municipalities, or 81.5% of the population in its region. Our network is connected primarily through a fiber-optic and radio transmission system of our own and leased from incumbent wire line companies. The network consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point and gateways. Nortel Networks – Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações are Vivo S.A.’s principal suppliers in CO/N.

     As of December 31, 2007, the telecommunications network of Vivo S.A. in Bahia and Sergipe (“BA/SE”) covered 50.2% of the municipalities, or 82.5% of the population, of its region. Its network provides both CDMA digital, GSM digital and AMPS analog services, which have been substantially phased out. The network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices such as voicemail, prepaid service, Short Message Service and Home Location Registers. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks – Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo S.A.’s main suppliers in BA/SE.

     As of December 31, 2007, the telecommunications network of Vivo S.A. in the states of Rio de Janeiro and Espirito Santo covered 100% of the municipalities in its area. Its network provides both CDMA digital and GSM digital services. This network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo S.A.’s principal suppliers in these states.

     As of December 31, 2007, Vivo S.A.’s network in the state of Rio Grande do Sul (“RS”) provides CDMA, GSM digital and TDMA digital and AMPS analog services, which have been substantially phased out, covering 72.7% of the municipalities, or 96.4% of the population, of this region. The RS network is connected primarily through a fiber-optic and radio transmission system of our own and leased mainly from Brasil Telecom. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service, Home Location Registers and gateways. Nortel Networks – Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo S.A.’s principal suppliers in RS.

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

     Pursuant to the terms of our authorization to perform our services, we are obligated to meet certain requirements for service quality. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

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

     The table below sets forth total net operating revenues in our operating subsidiary for the last three years.

Vivo

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	7,863.7	7,190.9	7,349.5
Sales of wireless devices and accessories	3,105.7	2,742.6	3,051.7
Interconnection	5,109.3	4,338.1	4,304.4
Other	1,565.6	1,183.1	1,054.8

Total gross operating revenue	17,644.3	15,454.7	15,760.4

Value-added and other indirect taxes	(3,385.9)	(3,094.1)	(3,157.7)
Sales and services discount and return of goods sold	(1,765.9)	(1,423.9)	(1,348.9)

Net operating revenues (3)	12,492.5	10,936.7	11,253.8

State of São Paulo – Areas 1 and 2

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	2,881.5	2,543.2	2,523.0
Sales of wireless devices and accessories	1,174.9	1,029.3	1,243.7
Interconnection	1,945.1	1,813.5	1,841.1
Other	613.2	427.3	371.5

Total gross operating revenue	6,614.7	5,813.3	5,979.3

Value-added and other indirect taxes	(1,161.8)	(1,012.2)	(1,054.1)
Sales and services discount and return of goods sold	(683.4)	(560.2)	(544.2)

Net operating revenues	4,769.5	4,240.9	4,381.0

States of Rio de Janeiro and Espírito Santo – Area 3

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,633.2	1,611.7	1,531.5
Sales of wireless devices and accessories	654.3	545.7	626.4
Interconnection charges	1,016.9	805.4	734.3
Other	278.5	196.4	148.0

Total gross operating revenue	3,582.9	3,159.2	3,040.2

Value-added and other indirect taxes	(747.5)	(693.1)	(667.8)
Discounts granted and return of goods	(362.0)	(275.6)	(294.5)

Net operating revenues	2,473.4	2,190.5	2,077.9

States of Paraná and Santa Catarina – Area 5

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	485.0	431.8	456.7
Sales of wireless devices and accessories	209.6	210.6	220.8
Interconnection	371.9	310.9	321.5
Other	134.2	118.3	105.0

Total gross operating revenue	1,200.7	1,071.6	1,104.0

Value-added and other indirect taxes	(217.1)	(198.5)	(207.2)
Sales and services discount and return of goods sold	(106.0)	(91.9)	(76.2)

Net operating revenues	877.6	781.2	820.6

State of Rio Grande do Sul – Area 6

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	847.6	819.1	882.0
Sales of wireless devices and accessories	238.5	209.1	246.2
Interconnection charges	481.0	395.3	406.3
Other	176.4	142.0	143.8

Total gross operating revenue	1,743.5	1,565.5	1,678.3

Value-added and other indirect taxes	(351.6)	(364.9)	(387.3)
Discounts granted and return of goods	(121.3)	(95.9)	(108.6)

Net operating revenues	1,270.6	1,104.7	1,182.4

Central Western and Northern regions – Areas 7 and 8

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription	1,554.1	1,452.2	1,618.6

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
charges
Sales of wireless devices and accessories	606.0	570.8	521.0
Interconnection	984.3	791.9	797.6
Other	271.6	232.7	234.4

Total gross operating revenue	3,416.0	3,047.6	3,171.6

Value-added and other indirect taxes	(701.9)	(652.7)	(681.9)
Sales and services discount and return of goods sold	(347.0)	(303.7)	(218.3)

Net operating revenues	2,367.1	2,091.2	2,271.4

States of Bahia and Sergipe – Area 9

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Usage and additional charges and monthly subscription charges	462.3	391.8	379.0
Sales of wireless devices and accessories	222.4	177.1	193.6
Interconnection charges	310.1	221.1	203.6
Other	91.7	66.4	52.1

Total gross operating revenue	1,086.5	856.4	828.3

Value-added and other indirect taxes	(206.0)	(172.7)	(159.4)
Discounts granted and return of goods	(146.2)	(96.6)	(107.1)

Net operating revenues	734.3	587.1	561.8

___________________________________
(1)	The financial information presented for 2007 and 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

(3)	Includes the following amounts that have been eliminated upon consolidation and combination of financial statements:

Vivo – Intercompany net operating revenues

	Year ended December 31,

	2007(1)	2006(1)	2005(2)

	(in millions of reais)
Net operating revenues	—	(58.9)	(41.3)

__________________________________
(1)	The financial information presented for 2007 and 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

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

  Areas 1 & 2 – 9 areas in the state of São Paulo.

  Areas 7 & 8 – 18 areas, comprised of 9 areas in Brasilia and the states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and 9 areas in the states of Amapá, Amazonas, Maranhão, Pará and Roraima

  Area 5 – 9 areas, comprised of 6 areas in the state of Paraná and 3 areas in the state of Santa Catarina.

  Area 9 – 6 areas, comprised of 5 areas in the state of Bahia and 1 area in the state of Sergipe.

  Area 3 – 5 areas, comprised of 1 area in the metropolitan area of Rio de Janeiro, two areas in upstate Rio de Janeiro and two areas in the state of Espírito Santo.

  Area 6 – 4 areas in the state of Rio Grande do Sul.

     Interconnection Charges

     We earn revenue from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Business Overview—Operating Agreements–Interconnection Agreements.” Tariff increases are subject to ANATEL’s review and approval.

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

     Roaming Fees

     We receive revenue pursuant to roaming agreements with other cellular service providers. When a customer of another cellular service provider makes a call within our area, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside of our Region, we must pay the charges associated with that call to the cellular service provider in whose Region the call originates. See “–Operating Agreements–Roaming Agreements.”

     Wireless Device Sales

     We sell only CDMA dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS), GSM and tri-mode (800/1900 CDMA and 800MHz AMPs), and dual technology (CDMA and GSM) cellular wireless devices and data devices in CDMA EVDO technology (PCMCIA, USB and deskmodem) through our own stores and dealers. We have overlayed our TDMA network with a CDMA network and we have stopped selling TDMA handsets. Although we still have some customers using analog service (approximately 0.1% of our total customer base as of December

31, 2007), we have implemented a series of actions, such as providing discounts on digital wireless devices, discounts on monthly fees for digital services, digital wireless device rentals and free wireless devices, to encourage analog and TDMA customers to transfer to CDMA service. Our current suppliers for wireless devices are Motorola, LG, Samsung, Nokia, Pantech, SonyEricsson, BenQ-Siemens, Aiko and Kyocera.

Operating Agreements

     We have agreements with major fixed-line and mobile operators in Brazil in order to lease physical space, real estate, air conditioning, energy, security and cleaning services. We also lease transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “–Regulation of the Brazilian Telecommunications Industry–Obligations of Telecommunications Companies” and “–Regulation of the Brazilian Telecommunications Industry–Interconnection.”

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

     We have provided international GSM services through third-party partners using GSM wireless devices in most parts of Europe, Africa, the Americas, Asia and Oceania. We offer CDMA automatic international roaming in the United States, Argentina, Uruguay, Chile, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, Dominican Republic and South Korea.

Taxes on Telecommunications Services and Wireless Device Sales

     The cost of telecommunications services and wireless device sales to customers incorporates a variety of taxes, including:

  ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

  COFINS (Contribuição para Financiamento da Seguridade Social) is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,883 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.6%, except in connection with telecommunication services where the rate continues to be 3.0%.

  PIS (Programa de Integração Social) is a federal social contribution levied over the total revenues received by a company and its subsidiaries, with the deductions foreseen by the governing law. On December 2002, Law No. 10637 came into force, making this contribution noncumulative and raising the rate from 0.65% to 1.65%, except for telecommunication services where the rate continues to be 0.65%.

  FUST (Fundo de Universalização dos Serviços de Telecomunicações) corresponds to 1% of the net revenue generated by the telecommunication services (except over interconnection services), and serves to provide funds designed to cover the parcel of the cost attributable exclusively to the fulfillment of universal service targets of the telecommunication services that cannot be recovered through the efficient performance of services, per the provisions of sub-item II, of Art. 81, Law No. 9472 dated July 16, 1997 (Lei Geral dos Serviços de Telecomunicações – Telecommunication Services General Law).

  FUNTTEL (Fundo para Desenvolvimento Tecnológico das Telecomunicações) is a federal social contribution which corresponds to 0.5% of the net revenues generated by the telecommunication services (except those for interconnection services) and serves to stimulate technological development, the qualification of human resources, and job generation and to promote the access of small and medium companies to capital resources, so as to broaden the competitiveness of the Brazilian telecommunications industry.

  FISTEL (Fundo de Fiscalização das Telecomunicações) is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections. This change is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of clients at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new clients minus disconnected ones) and (ii) the installation of new equipment (base radio stations) or system changes, as for example, increases in capacity.

Billing

     Vivo uses Atlys, a billing solution that combines software and hardware resources, from the supplier company Convergys as the billing system for centralized billed invoicing in the city of São Paulo. The billing system operates via a batch processing concept using Vivo customers’ voice and data traffic. This system functions by segregating voice and data traffic on a daily basis, according to which of seven total billing preferences a customer elects. Each cycle has a specific due date for each of the consumer and corporate segments.

     For prepaid services, Vivo uses the Next Generation Intelligence Network (NGIN) platform, a prepaid platform, from the supplier company PTI, which also works in a centralized way in the city of São Paulo. In order for the NGIN platform to process correctly, the same system for billed invoicing is used. This system separates the module for customer information, called Care, which is a services platform, from the Voice and Data traffic processing module used, called Core, which is a tariff platform.

     During 2006, the RJ/ES and CO/N centralization billing (billed and prepaid) were completed. The BA/SE centralization process was completed in April 1, 2007.

Cobilling

     ANATEL has defined the obligations surrounding cobilling service for long distance carriers in the Brazilian market, which has made possible collecting all types of calls and services in the billed in one telephone account. Similarly, it defined the basic rules for mobile companies’ prepaid services, making national and international long-distance calls possible within this segment. Mobile companies charge long-distance operators for the services given for both segments (prepaid and billed). The settlement collection, where the physical and financial data are provided, occurs monthly. Mobile companies only pass to the long-distance carriers the fees collected from the customer’s billed segment and debited from the customer’s prepaid segment. ANATEL authorizes the customer to select whichever cobilling service provider it prefers for its individual calls, whereas neither the mobile company nor the long distance carrier has discretion in this area.

Value Added Services (VAS)

     Entertainment, information and online interactivity services are available to all Vivo customers through agreements with content suppliers. These agreements are based on a revenue-sharing model through the processes of billed and prepaid categories, with all divergences between these categories being demonstrated to the content suppliers.

Collection

     We have a uniform policy dealing with accounts of defaulting billed customers in default according to its segment. If the payment is more than 15 days late, service is partially suspended, and if payment is more than 40 days late, service is fully suspended until payment is made. We offer an installment payment plan for those with past due balances. However, if accounts are not paid after 90 days, the contract is cancelled and reported to credit protection agencies. After 105 days of default, accounts are directed to independent agencies for collection and the Consumer Protection Service.

     All the amounts receivable over 90 days late are considered provisions for doubtful accounts or written-off. The write-offs are in accordance with Brazilian Legislation, which permits a bad debt write-off for late payments of R$0 to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

Fraud Detection and Prevention

     In 2007, Vivo consolidated its efforts to reduce cloning and subscription fraud, the two principal types of fraud. Cloning is a fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. This occurs when one line (MIN) is programmed into another device (HEXA) and used simultaneously with a customer account, but the charges are posted to the account of the true owner. We also implemented significant procedures to detect, prevent and reduce subscription fraud. Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

     Our processes for detecting both cloning fraud and subscription fraud have improved significantly. By December 2007, the number of cloning fraud cases decreased by 96.51% from December 2006, so that December 2007 represented a historically low record for this type of fraud. Between 2006 and 2007, overall fraud decreased by 52.48% .

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

     Our principal cellular competitor in the states of Paraná and Santa Catarina is Tele Celular Sul Participações S.A., or TIM Sul. The main fixed-line operator in this area is Brasil Telecom S.A.

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

     In the Bahia and Sergipe service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (Maxitel S.A.), which also operates in the state of Minas Gerais, and Claro (Stemar Telecomunicações Ltda.). The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

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

SMP Regulation

     In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands which were denominated as the C Band (which was later transformed into extension bands), the “D” Band, “E” Band and “M” Band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September of 2004, in March of 2006 and in September of 2007. In September 2007, ANATEL organized auctions for fifteen new licenses in the 1900 MHz radio frequency bands which were denominated Band “L.” VIVO acquired thirteen spectrum licenses in Band “L.” In December 2007, ANATEL organized auctions for thirty-six new licenses in the 1900-2100 MHz radio frequency bands (3G licenses) which were denominated Bands “F,” “G,” “I” and “J.” VIVO acquired seven spectrum licenses in Band “J.”

     Under these new licenses:

  services are to be provided using the 1800 MHz frequency bands (“D” Band, “E” Band and “M” Band), 1900 MHz frequency bands (“L” Band) and 1900-2100 MHz frequency bands (“F” Band, “G” Band, “I” Band and “J” Band);

  each operator may optionally provide domestic and international long-distance services in its licensed area;

  existing cellular service providers as well as new entrants into the Brazilian telecommunications market can bid for D Band, E Band, M Band, L Band, F Band, G Band, I Band and J Band licenses.

  a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

  current A Band and B Band cellular service providers can apply for an extra frequency range.

     Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

     On February 3, 2003, TCO replaced its SMC Concession Contracts for Personal Mobile Service Agreements (Termos de Autorização do Serviço Móvel Pessoal, or SMP) in Regions I (sub-range of “B” frequencies) and II (subrange of “A” frequencies) of the General Granting Plan (Plano Geral de Outorgas, or PGO). On December 10, 2002, Telerj Celular, Telest Celular, Telebahia Celular, Telergipe Celular, Celular CRT, Global Telecom and Telesp Celular

replaced its SMC Concession Contracts for Personal Mobile Service Agreements, or SMP, in Regions I (sub-range of “A” frequencies), II (sub-range of “A” and “B” frequencies) and III (sub-range of “A” frequencies) of the General Granting Plan. On July 27, 2006, ANATEL published Act 59867 authorizing the incorporation of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC by GT, as well as the transfer of the respective SMP service authorization titles and of the SMP radio-frequency rights-of-use titles. Act 59867 also provides for the automatic termination of the authorizations for Multimedia Communication Services (Serviços de Comunicação Multimídia, or SCM) of TCO, Teleacre, Telegoiás, Teleron, Telems, Telemat, NBT, Telerj, Telest, Telebahia, Telergipe, Celular CRT and TC, upon each of their respective incorporations.

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among other things, the adoption of a carrier selection code for long-distance calls originating from our network. Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation are regulated by ANATEL. Thereafter, the terms and conditions of the interconnection have been freely negotiated between wireless and fixed-line operators, effective as of 2005, subject to compliance with regulations established by ANATEL. ANATEL submitted to public consultation new regulations on interconnection rules. ANATEL promulgated the following regulations on interconnection rules: the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”–Resolution number 410/2005, or “RGI”); the Regulation of Separation and Allocation of Costs (Resolution number 396/2005); the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”–Resolution number 402/2005, or “EILD”); the Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006); the Regulation of Fixed and Wireless Number Portability (Resolution number 460/2007, effective March 2009); the new Regulation of SMP (Resolution number 477/2007, effective February 13, 2008); the Regulation of Terms of Separation and Allocation of Costs (Resolutions numbers 480/2007 and 483/2007), and related Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F,” “G,” “I” and “J,” which states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization, the authorizations resulting from this auction will be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. VIVO acquired spectrum licenses in Band “J” in regions where it possesss SMP licenses.

     In 2007, ANATEL published Resolution 477/2007, effective on February 13, 2008, relating to alterations in the regulation of SMP. In the new regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards and limits on the period of time after which customers may leave service plans. These new regulations may have an adverse effect on our revenues and results of operations.

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

     The authorizations consist of two licenses–one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

     The new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (VIVO – Rio Grande do Sul until 2022 (renewed in 2006; renewable only once over a fifteen-year period); VIVO – Rio de Janeiro until 2020 (renewed in 2005; renewable only once over a fifteen-year period); VIVO – Espírito Santo until 2008; VIVO - Bahia and VIVO - Sergipe until 2008; VIVO – São Paulo until 2008 or 2009 (for the cities of Ribeirão Preto and Guatapará); VIVO -

Paraná and Santa Catarina until 2013; VIVO – Distrito Federal until 2021 (for Brazil’s Federal District; renewed in 2006; renewable only once over a fifteen-year period); VIVO - Acre, VIVO - Rondônia, VIVO – Mato Grosso and VIVO – Mato Grosso do Sul until 2009; VIVO – Goiás and Tocantins until 2008; and VIVO – Amazonas, Roraima, Amapá, Pará and Maranhão until 2013). Spectrum rights may be renewed only once over a fifteen-year period.

     In September 2007, ANATEL organized auctions of new SMP licenses in the remaining radio frequency bands “D” and “E”, in the 1.8 GHz frequency band “M”, and fifteen licenses in the 1.9 GHz frequency band “L”, previously allocated to fixed operators. VIVO acquired thirteen spectrum licenses in band “L.” The following Terms of Authorization for Band “L” have been signed: VIVO – Rio Grande do Sul until 2022 (renewed in 2006; renewable only once over a fifteen-year period); VIVO – Rio Grande do Sul until 2022 (for the cities of the metropolitan area of Pelotas); VIVO – Rio de Janeiro until 2020 (renewed in 2005; renewable only once over a fifteen-year period); VIVO – Espírito Santo until 2008; VIVO - Bahia and VIVO - Sergipe until 2008; VIVO – São Paulo until 2008 (including the cities of Ribeirão Preto and Guatapará and excluding the cities where CTBC Telecom operates in the state of São Paulo); VIVO – São Paulo until 2022 (including the cities where CTBC Telecom operates in the state of São Paulo); VIVO - Paraná and Santa Catarina until 2013 (excluding the cities of Londrina and Tamarana); VIVO – Distrito Federal until 2021 (for Brazil’s Federal District; renewed in 2006; renewable only once over a fifteen-year period); VIVO - Acre, VIVO - Rondônia, VIVO – Mato Grosso and VIVO – Mato Grosso do Sul (excluding the city of Paranaíba in the state of Mato Grosso do Sul) until 2009; VIVO – Goiás (excluding the cities where CTBC Telecom operates in the state of Goiás) and Tocantins until 2008; VIVO – Goiás until 2022 (the cities where CTBC Telecom operates in the state of Goiás); VIVO – Mato Grosso do Sul until 2022 (the city of Paranaíba in the state of Mato Grosso do Sul) and VIVO – Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte until 2022. Spectrum rights may be renewed only once over a fifteen-year period.

     The authorizations we need for 2008 are currently being renewed by ANATEL.

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

     The mobile service authorizations of Vivo involve obligations to meet some quality of service standards such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards data on April 23, 2003 (ANATEL Resolution No. 335/03).

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

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by ANATEL. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to ANATEL regulations. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement, and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, VC-2, VC-3 and international, among the same operators that made the VC-1 agreement. In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.97143% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.25356% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, taking into consideration the period since January 2004, that provides for an annual adjustment of 4.5% as of March 2006 and an annual adjustment of 1.97143% or 2.25356% as of July 2007. In 2007, ANATEL developed a new model which will be in use starting with 2010 to determine values of reference of remuneration for use of mobile networks – RVU-M – of SMP providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. See “SMP Regulation” for more information on the status of this agreement.

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

C. Organizational Structure

     As of December 31, 2007, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica, through Brasilcel N.V., with 89.3% of our voting stock, 47.5% of our preferred shares and 62.8% of our total capital stock. Portugal Telecom and Telefónica share their participation in Brasilcel in equal percentages after the Merger, controlling 88.8% of our voting stock, 47.5% of our preferred shares and 62.6% of our total capital stock.

     Following the Merger, our subsidiaries are: TC, GT, TCO, Telebahia, Telergipe, Telerj, Telest and Celular CRT (all of these subsidiaries have now been merged into Vivo S.A. See “Our History and Development–Corporate Restructuring of Our Operating Subsidiaries”). Substantially all our assets consist of shares in our subsidiary. We rely very substantially on dividends from our subsidiary to meet our needs for cash, including cash to pay dividends to our shareholders. See “Item 5.B.–Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica, see “–Our History and Development” and Exhibit 8.1.

Acquisition of Telpart, Telemig and Tele Norte.

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments.

     On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. See “Item 4.A. — Information on the company — Our History and Development — Acquisition of Telpart, Telemig and Tele Norte”.

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

     As of December 31, 2007, we had 54 cellular switches in São Paulo and other equipment installed in 13 owned spaces, 2 leased spaces and 15 shared spaces. In São Paulo, we lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 4,473 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, in Sao Paulo we own administrative buildings (approximately 5,126 square meters) and 1 retail store and we lease 4 administrative facilities (approximately 72,006 square meters) 7 administrative areas (approximately 5,004 square meters), 5 kiosks and 83 retail stores.

     As of December 31, 2007, Vivo S.A., in the states of Parana and Santa Catarina (“PR/SC”), had 17 cellular switches and other equipment installed in six owned spaces. In PR/SC, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Its 1,805 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. in PR/SC has one administrative building (approximately 4,582 square meters) and leases two administrative facilities (approximately 6,740 square meters), warehouse space (approximately 11,000 square meters), and 35 retail stores.

     As of December 31, 2007, Vivo S.A. in the midwest region (“CO”) had 22 cellular switches and other equipment installed in 6 owned spaces, 2 leased spaces and 2 shared spaces. In CO, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 2,342 base stations and other network equipments were installed in cell sites, administrative buildings, administrative facilities and warehouses. Also in this region, Vivo S.A. owns 6 administrative buildings (approximately 30,911 square meters), 2 warehouse spaces (approximately 5,269 square meters), 2 administrative area (approximately 2,090 square meters) and leases 3 administrative facilities (approximately 2,617 square meters and 47 retail stores.

     As of December 31, 2007, Vivo S.A. in the northern region had 20 cellular switches and other equipment installed in 10 owned spaces and one leased space. Vivo S.A. leases in this region most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 795 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, leases 6 administrative facilities (approximately 5,847 square meters), 2 warehouse spaces (approximately 2,151 square meters) and 24 retail stores.

     As of December 31, 2007, Vivo S.A. in the states of Bahia and Sergipe had 8 cellular switches and other equipment installed in 2 owned spaces and 3 shared spaces. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Their 942 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, they have their own administrative building with warehouse space (approximately 19,455 square meters both) and lease one administrative facility (approximately 872 square meters) and 23 retail stores throughout this region.

     As of December 31, 2007, Vivo S.A. in the states of Rio de Janeiro and Espirito Santo had 20 cellular switches and other equipment installed in 4 owned spaces, 1 shared spaces and 1 leased space. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is 5 years. Our 2,548 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative buildings (approximately 3,122 square meters) and one retail store, and also lease an administrative facility (approximately 28,175 square meters), 2 administrative areas (approximately 24 square meters), 9 kiosks and 45 retail stores throughout this Region.

     As of December 31, 2007, Vivo S.A. in the state of Rio Grande do Sul had 19 cellular switches and other equipment installed in 2 owned spaces, 2 leased spaces and 10 shared spaces. Its operating companies lease most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,690 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative building (approximately 1,484 square meters) and also lease an administrative facility (approximately 4,549 square meters), 4 kiosks and 27 retail stores throughout this Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A.–Key Information–Selected Financial Data.” As discussed in “Presentation of Financial Information”, in February 2006, we merged with TSD, TLE and CRT. Under Brazilian GAAP, the Merger was recorded as from January 1, 2006. Since we were under common control with these entities since 2002, the financial information presented in “Item 5 — Operating and Financial Review and Prospects” combines our operations with those of TSD, TLE and CRT for periods prior January 1, 2006.

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian GAAP are described in Note 3 to our consolidated and combined financial statements. A description of the differences in accounting policies between Brazilian GAAP and U.S. GAAP is included in Notes 37 and 38 to our consolidated and combined financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated and combined financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

  goodwill impairment;

  revenue recognition;

  depreciation of property, plant and equipment;

  impairment and property, plant and equipment;

  provisions for contingencies;

  deferred income taxes; and

  financial instruments.

     Goodwill impairment

     Under Brazilian GAAP, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS No. 142–”Goodwill and Other Intangible Assets”–goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. In October 2006, we completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2007 and 2006.

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

     Revenue recognition

     Under Brazilian GAAP and U.S. GAAP, we recognize revenues as the services are provided. Sales of wireless devices to dealers are recognized when the respective wireless device is activated by the end user. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, revenue from sales of wireless devices along with the related cost of the wireless devices are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. Under U.S. GAAP, pursuant to EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the subsidiary accounts separately for free minutes given in connection with the sale of handsets. Therefore, from January 1, 2004, we began to segregate free minutes given in connection with sales of wireless devices and recharges on prepaid phone plans. These minutes are recognized as used based on their respective estimated fair values.

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

     Depreciation and amortization

     Depreciation on property, plant and equipment is calculated on a straight-line method over the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. Determination of estimated useful lives of property, plant and equipment involves significant judgment and includes considerations of, among other issues, our expected usage of the asset and technical improvements that might require us to replace certain assets before the end of their estimated useful lives. A change in the estimate may cause us to accelerate depreciation or may require an impairment of the asset.

     Impairment of long-lived assets

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

     Financial instruments

     With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11.–Quantitative and Qualitative Disclosures About Market Risk.”

A. Operating Results

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

     Under Brazilian GAAP, the Merger was recorded as from January 1, 2006. Since we were under common control with TSD, TLE and CRT since 2002, the financial information presented in this “Item 5–Operating and Financial Review and Prospects” combines the results of our operations with those of TSD, TLE and CRT for periods prior to January 1, 2006.

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

Acquisition of Telpart, Telemig and Tele Norte.

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments.

     On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all of the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. See “Item 4 — Acquisition of Telpart, Telemig and Tele Norte”.

Results of Operations for 2007, 2006 and 2005 for Vivo

     The following table sets forth certain components of our results for the periods presented.

     Statement of Operations

	Year ended December 31,			Percent change

	2007 (1)	2006 (1)	2005 (2)
	Consolidated	Consolidated	Combined	2007-2006	2006-2005

	(in millions of reais)
Net operating revenue	12,492.5	10,936.7	11,253.8	14.2	(2.8)
Cost of services and goods	(6,623.3)	(5,564.2)	(5,337.3)	19.0	4.3
Gross profit	5,869.2	5,372.5	5,916.5	9.2	(9.2)
Operating expenses:
Selling	(3,532.8)	(3,751.1)	(3,614.9)	(5.8)	3.8
General and administrative	(1,190.0)	(1,099.7)	(1,031.4)	8.2	6.6
Other operating expenses, net	(499.6)	(319.5)	(491.6)	56.4	(35.0)
Total operating expenses	(5,222.4)	(5,170.3)	(5,137.9)	1.0	0.6
Operating income before financial expense, net	646.8	202.2	778.6	219.9	(74.0)
Net financial expenses	(468.3)	(748.0)	(913.1)	(37.4)	(18.1)
Operating income (loss)	178.5	(545.8)	(134.5)	-	305.8
Net non-operating expense	(20.8)	(289.0)	(96.5)	(92.8)	199.5
Net income (loss) before income and social contribution taxes and minority interests	157.7	(834.8)	(231.0)	-	261.4
Income and social contribution taxes	(257.1)	859.1	(363.0)	-	-
Minority interests	—	(8.0)	(173.5)	(100.0)	(95.4)

Net Income (loss)	(99.4)	16.3	(767.5)	-	-

________________________________________
(1)	The financial information presented for 2007 and 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

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

     Vivo’s net additions (number of new customers less churn) generated a 12.7% increase in the number of contract customers to 6.2 million in 2007, from 5.5 million in 2006. The 2006 figure represented a 3.5% decrease from 5.7 million in 2005. Similarly, net additions generated a 15.7% increase in the number of prepaid customers to 27.2 million in 2007, from 23.5 million in 2006. The 2006 figure represented a 2.5% decrease from 24.1 million in 2005.

     ANATEL authorizes cellular operators to increase tariffs based upon the prior twelve-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year. Accordingly, changes in our revenues from year to year include the effects of tariff increases which were approximately 2% in 2007 and 2% in 2006 determined on a weighted average basis.

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

     Additionally, in accordance with ANATEL’s regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime were not required to pay tariffs for the use of the local network of other SMP providers as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, if traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%. On July 14, 2006, ANATEL eliminated the rule of the partial “Bill & Keep” in the remuneration of network usage between SMP networks in favor of a full billing method.

     The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not present operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

     The following table sets forth the components of our net operating revenues for the periods presented.

	Year ended December 31,			Percent change

	2007 (1)	2006 (1)	2005 (2)	2007-2006	2006-2005

	(in millions of reais)
Usage, additional call and monthly subscription charges	7,863.7	7,190.9	7,349.5	9.4	(2.2)
Interconnection charges	5,109.3	4,338.1	4,304.4	17.8	0.8
Sales of wireless devices and accessories	3,105.7	2,742.6	3,051.7	13.2	(10.1)
Other	1,565.6	1,183.1	1,054.8	32.3	12.2
Gross operating revenue	17,644.3	15,454.7	15,760.4	14.2	(1.9)
Value-added and other indirect taxes	(3,385.9)	(3,094.1)	(3,157.7)	9.4	(2.0)
Discounts granted and return of goods	(1,765.9)	(1,423.9)	(1,348.9)	24.0	5.6

Net operating revenues (1)	12,492.5	10,936.7	11,253.8	14.2	(2.8)
	s

________________________________________
(1)	The financial information presented for the 2007 and 2006 fiscal year represents information from Vivo’s consolidated financial statements.

(2)	The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo and TSD, TLE and CRT.

     Net operating revenues increased by 14.2% to R$12,492.5 million in 2007 and from R$10,936.7 million in 2006, which in turn represented a 2.8% decrease from R$11,253.8 million in 2005. The growth in 2007 reflects mainly an increase in revenues from interconnection charges, additional call charges and monthly subscription charges, and sales of wireless devices and accessories. The reduction in 2006 reflects mainly a decrease in revenue from sales of wireless devices and accessories and usage charges, partially offset by an increase in interconnection charges and other revenues.

     Usage, additional call and monthly subscription charges. Revenues from usage charges increased by 9.4% to R$7,863.7 million in 2007, from R$7,190.9 million in 2006, which in turn represented a 2.2% decrease from R$7,349.5 million in 2005. The growth in usage charges in 2007 was mainly due to an increase of 15.1% in our customer base to 33.5 million. The decrease in usage charges in 2006 was mainly due to a decrease of 2.3% in our customer base to 29.1 million customers in 2006 as compared to 29.8 million customers in 2005.

     Interconnection charges. Revenues from interconnection charges increased by 17.8% to R$5,109.3 million in 2007, from R$4,338.1 million in 2006, which in turn represented a 0.8% increase from R$4,304.4 million in 2005. The increase in interconnection charges in 2007 was principally due to the end of the partial “Bill & Keep” rule in July 2006. The increase in interconnection charges in 2006 was principally due to the end of the partial “Bill & Keep” rule in July 2006, which was partially offset by the reduction of fixed-line to mobile traffic in substitution for mobile-to-mobile traffic. By eliminating the effects of the partial “Bill & Keep” rule in 2006, interconnection charges decreased 14.3% . The effect of the partial “Bill & Keep” system under ANATEL’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime is described in “Item 3—Key Information”.

     Sales of wireless devices and accessories. Revenues from sales of wireless devices and accessories increased by 13.2% to R$3,105.7 million in 2007 and from R$2,742.6 million in 2006, which in turn represented a 10.1% decrease from R$3,051.7 million in 2005. The increase in 2007 was mainly due to the increase in our customer base, described above, which resulted in part from promotional campaigns to acquire new customers and the launch of GSM technology. The decrease in 2006 was mainly due to a reduction in the ratio of additional clients to our own wireless devices and a decrease in the average selling price due to competition.

     Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices. The subsidy strategy resulted in a gross loss (calculated as the difference of net operating revenues from sales minus the cost of goods sold) for Vivo of R$693.6 million, R$521.8 million and R$783.5 million in 2007, 2006 and 2005, respectively.

     Other. Revenues from other services increased 32.3% to R$1,565.6 million in 2007, and from R$1,183.1 million in 2006, which in turn represented a 12.2% increase from R$1,054.8 million in 2005. The increase was principally due to an increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services. The increase in 2006 was principally due to an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services. This increase is a consequence of the development of products and the increased adoption of these services by users, reflecting widespread access and use of the tools, in addition to the increase in the wireless device portfolio.

     Value-added and other indirect taxes. Value-added and other indirect taxes increased 9.4% to R$3,385.9 million from R$3,094.1 million in 2006, which in turn represented a 2.0% decrease from R$3,157.7 million in 2005. The increase was principally due to an increase in gross operating revenue, particularly in revenue from usage charges, interconnection and sales of wireless devices and accessories. The decrease in 2006 was principally due to a decrease in gross operating revenues, particularly in revenues from the sales of wireless devices and accessories and usage charges. The effective rate of taxes on gross operating revenues varies depending on the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 19.2%, 20.0% and 20.0% of our gross operating revenues in 2007, 2006 and 2005, respectively.

     Discounts and return of goods sold. Discounts and returns increased by 24.0% in 2007 to R$1,765.9 million, from R$1,423.9 million in 2006, which in turn represented a 5.6% increase from R$1,348.9 million in 2005. Discounts and returns corresponded to 10.0%, 9.2% and 8.6% of our gross operating revenues in 2007, 2006 and 2005, respectively. The increase was principally due to increases in discounts on wireless devices and accessories in response to aggressive competition from other providers. The increase in 2006 was principally due to increases in discounts on wireless devices and accessories in response to aggressive competition.

     Cost of Services and Goods

     The following table sets forth the components of our costs of services and goods sold for 2007, 2006, and 2005, as well as the percentage change from the previous year.

	Year ended December 31,			Percent change

	2007(1)	2006 (1)	2005 (2)	2007-2006	2006-2005

	(in millions of reais)
Cost of goods sold	(2,096.8)	(1,898.3)	(2,424.7)	10.5	(21.7)
Depreciation and amortization	(1,378.9)	(1,327.5)	(1,240.4)	3.9	7.0
Supplies, outside services other	(491.6)	(517.9)	(399.4)	(5.1)	29.7
Interconnection charges	(1,618.2)	(785.0)	(242.7)	106.1	223.4
Rent, insurance, condominium fees, and leased lines	(436.1)	(429.3)	(438.2)	1.6	(2.0)
Personnel	(102.9)	(88.7)	(98.2)	16.0	(9.7)
Taxes	(498.8)	(517.5)	(493.7)	(3.6)	4.8

Cost of services and goods	(6,623.3)	(5,564.2)	(5,337.3)	19.0	4.3

________________________________________
(1)	The financial information presented for 2007 and 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

     Cost of services and goods increased by 19.0% in 2007 to R$6,623.3 million, from R$5,564.2 million in 2006, which in turn represented a 4.3% increase from R$5,337.3 million in 2005. The increase in 2007 was principally due to an increase in interconnection costs resulting from the end of the “Bill & Keep” rule in July 2006, an increase in the cost of goods sold and the depreciation and amortization costs, partially offset by a reduction in the cost of third party services. The increase in 2006 was principally due to an increase in interconnection costs resulting from the end of the “Bill & Keep” rule in July 2006, and an increase in third-party costs and in depreciation and amortization costs, partially offset by a reduction in the cost of goods sold. Gross margin (gross profit as a percent of net revenues) corresponded to 47.0%, 49.1% and 52.6% in 2007, 2006 and 2005, respectively.

     Cost of goods sold. Cost of wireless devices and accessories increased 10.5% to R$2,096.8 million in 2007, from R$1,898.3 million in 2006, which in turn represented a decrease of 21.7% from R$2,424.7 million in 2005. The increase in 2007 was mainly due to the increase in the proportion of additional customes buying our wireless devices, offset by the sale of GSM equipment at prices lower than the acquisition price of CDMA equipment and lower than the prices we paid to manufacture the GSM equipment. The decrease in 2006 was mainly due to the decrease in the ratio of additional clients to our own wireless devices, lower costs as a result of negotiations with suppliers and valuation of the real against the U.S. dollar.

     Depreciation and amortization. Depreciation and amortization expenses increased 3.9% to R$1,378.9 million in 2007, from R$1,327.5 million in 2006, which in turn represented an increase of 7.0% from R$1,240.4 million in 2005. The increase in 2007 was principally due to investments and completion of projects, in particular the expansion and coverage of our network, the amortization of intangible goods such as software, and a switch to GSM technology. The increase in 2006 was principally due to investments and completion of projects, in particular the expansion and coverage of our network and the amortization of intangible goods such as software.

     Supplies, outside services and other. Cost of materials and third-party services decreased 5.1% to R$491.6 million in 2007, from R$517.9 million in 2006, which in turn represented an increase of 29.7% from R$399.4 million in 2005. The decrease in 2007 was principally due to a decrease in the provision for losses from interconnection

, partially offset by an increase in the third-party services. The increase in 2006 was principally due to an increase in the costs of public services and the cost of the network for service data.

     Interconnection charges. Interconnection charges increased by 106.1% to R$1,618.2 million in 2007, and from R$785.0 million in 2006, which in turn represented an increase of 223.4% from R$242.7 million in 2005. The increase in 2007 is due to the end of the “Bill & Keep” rule in July 2006 and an increase in total call traffic. The increase in 2006 is due to the end of the “Bill & Keep” rule in July 2006. By eliminating the effects of “Bill & Keep” in 2006, interconnection charges decreased 31.6% as a result of the reduction in the mobile-to-fixed tariff, partially offset by an increase in total traffic mainly in mobile-to-mobile traffic.

     Rent, insurance, condominium fees, and leased lines. Rent, insurance, condominium fees, and leased lines expenses increased 1.6% to R$436.1 million in 2007, from R$429.3 million in 2006, which in turn represented a decrease of 2.0% from R$438.2 million in 2005. The increase in 2007 was principally a result of increases in lease payments for shared space and in the utilization of the circuits. The decrease in 2006 was principally due to a decrease in payment for the connection through the utilization of the circuits and through renegotiating leases.

     Personnel. Personnel expenses increased 16.0% to R$102.9 million in 2007, from R$88.7 million in 2006, which in turn represented a decrease of 9.7% from R$98.2 million in 2005. The increase in 2007 was principally due to an increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually and which takes effect on November 1, and to training program costs. The decrease in 2006 was principally due to a larger number of employees having been allocated to capital expenditure projects, such as the construction of networks, partially offset by the increase in salaries under the terms of our collective bargaining agreement and the increase in the number of employees.

     Taxes. Taxes decreased 3.6% to R$498.8 million in 2007, compared to R$517.5 million in 2006, which in turn represented a 4.8% increase from R$493.7 million in 2005. The decrease in 2007 was principally due to the decrease in FISTEL taxes which are calculated based on the total number of clients at the end of the previous fiscal year. As of July 2006, the Company had an adjustment in its customer base and consequently the amount of FISTEL taxes paid in 2006 was higher than in 2007. Overall, the customer base was larger in 2005 compared to the end of 2006.

Operating Expenses

     The following table sets forth the components of our operating expenses for each of the years ended December 31, 2007, 2006 and 2005, as well as the percentage change from the prior year.

	Year ended December 31,			Percent change

	2007 (1)	2006 (1)	2005 (2)	2007-2006	2006-2005

	(in millions of reais)
Selling expenses	(3,532.8)	(3,751.1)	(3,614.9)	(5.8)	3.8
General and administrative expenses	(1,190.0)	(1,099.7)	(1,031.4)	8.2	6.6
Other net operating expenses	(499.6)	(319.5)	(491.6)	56.4	(35.0)

Total	(5,222.4)	(5,170.3)	(5,137.9)	1.0	0.6

________________________________________
(1)	The financial information presented for the 2007 and 2006 fiscal year represents information from Vivo’s consolidated financial statements.

(2)	The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo and TSD, TLE and CRT.

     Vivo’s operating expenses increased 1.0% to R$ 5,222.4 million in 2007, from R$5,170.3 million in 2006, which in turn represented an increase of 0.6% from R$5,137.9 million in 2005. The increase in operating expenses in 2007 was principally due to the increase in other operating expenses, while general and administrative expenses were partially offset by a reduction in selling expenses. The increase in operating expenses in 2006 was principally due to the increase in general and administrative expenses offset by a reduction in other operating expenses.

     Selling expenses. Selling expenses decreased 5.8% to R$3,532.8 million in 2007, from R$3,751.1 million in 2006, which in turn represented a 3.8% increase from R$3,614.9 million in 2005. The decrease in 2007 was principally due to a 49.2% decrease of debtors in default that totaled R$365.7 million in 2007, an increase in third-party costs, especially in loyalty program and cost of distribution, and an increase in depreciation and amortization, partially offset by a reduction in public services. The increase in 2006 was principally due to a 11.4% increase in debtors in default that totaled R$720.5 million in 2006, an increase in third-party costs, especially in customer service, and an increase in depreciation and amortization, partially offset by a reduction in advertising costs. The increase in debtors in default in 2006, which includes an incremental value, occurred in the second quarter of R$161.5 million, mostly due to a migration of clients to new systemic platforms that caused delays in billing and collection in the period that followed the implementation of such platforms. Allowance for doubtful accounts were 2.1%, 4.7% and 4.1% of gross revenues for 2007, 2006, and 2005, respectively.

     General and administrative expenses. General and administrative expenses increased by 8.2% in 2007 to R$1,190.0 million, and from R$1,099.7 million in 2006, which in turn represented an increase of 6.6% in 2005 from R$1,031.4 million in 2005. The increase in 2007 was principally due to the increase in third-party costs, especially consulting and general structure, offset partially by a reduction in depreciation and amortization and leasing and insurance costs. The increase in 2006 was principally due to the increase in depreciation and amortization of expenses beyond the increase in personnel, leasing and insurance costs and housing association fees, offset partially by a reduction in third-party costs, especially consulting and general structure costs.

     Other net operating expenses. The net amount of other operating expenses increased by 56.4% to R$499.6 million in 2007, from R$319.5 million in 2006, which in turn represented a decrease of 35.0% from R$491.6 million in 2005. The increase in 2007 was principally due to an increase in the provision for contingencies and a reduction in recovered expenses. The decrease in 2006 was principally due to the reversal of provision for PIS and COFINS in the amount of R$149.1 million, recorded as “recovered expenses”, and the decrease in goodwill amortization, partially offset by the increase in the provision for contingencies.

     Net Financial Expenses

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the previous year, for each of the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,			Percent Change

	2007 (1)	2006 (1)	2005 (2)	2007-2006	2006-2005

	(in millions of reais)
Financial income	185.8	286.8	439.7	(35.2)	(34.8)
Exchange gains and losses	297.5	323.0	466.3	(7.9)	(30.7)
Gains (Losses) on foreign currency derivative contracts	(509.4)	(764.3)	(1,120.0)	(33.3)	(31.8)
Financial expenses	(442.2)	(593.5)	(699.1)	(25.5)	(15.1)

	(468.3)	(748.0)	(913.1)	(37.4)	(18.1)

________________________________________
(1)	The financial information presented for 2007 and 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

     Net financial expense reflects, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 28 to our financial statements. Our net financial expenses decreased 37.4% to R$468.3 million in 2007, from R$748.0 million in 2006, which in turn represented a decrease of 18.1% from R$913.1 million in 2005. The decrease in 2007 was principally due to the reduction in net indebtedness, due to a large inflow of operating cash and long term financing with lower interest rates, as well as to the decrease in the interest rates during the period (11.8% in 2007 and 15.0% in 2006).

     Vivo’s net financial expenses decreased between 2005 and 2006 primarily due to the corporate reorganization and financial liabilities restructuring, as well as to the decrease in the interest rates during the period (19.0% in 2005 and 15.0% in 2006).

     As of December 31, 2007, all of our foreign exchange indebtedness (R$1,834.6 million) was covered by long positions under hedging agreements. Under those derivative agreements, our subsidiaries’ foreign exchange-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. This resulted in a gain of R$296.1 million in our foreign currency-denominated debt (a gain of R$335.0 million in 2006 and a gain of R$460.1 million in 2005), which was offset by losses in our currency and interest rate derivatives contracts of R$509.4 million in 2007 (a loss of R$764.3 million in 2006 and a loss of R$1,120.0 million in 2005).

     Net non-operating Expense

     The net non-operating expense decreased by 92.8% to R$20.8 million from R$289.0 million in 2006, which in turn represented a 199.5% increase from R$96.5 million in 2005. In 2006, we recorded a provision for loss in property, plant and equipment in the amount of R$278.0 million as a result of our analysis of the recoverability of assets related to the technologies. The decrease in 2007 reflects the absence of the provision for loss in property, plant and equipment.

     Income and Social Contribution Taxes Income (Expense)

     We recorded expense from income and social contribution taxes in the amount of R$257.1 million in 2007, a decrease from an income of R$859.1 million that we recorded in 2006, which in turn represented a decrease from an expense of R$363.0 million in 2005. This shift from expense to income in 2006 resulted from the Corporate Restructuring process and the effect of tax credits. See Note 30 to our financial statements.

     Minority Interest

     In 2007, there was no minority interest recorded for Vivo due to the completion of the corporate restructuring process which commenced in October 2006. See Note 1 to our Consolidated Financial Statements for further discussion on this process. The minority interests decreased by 95.4% to R$8.0 million in 2006, from R$173.5 million in 2005. The minority interest recorded for the year ended December 31, 2006 represents the minority interest in TCO on January 2006. In February 2006, pursuant to the Merger, TCO became a wholly owned subsidiary of Vivo.

     Vivo’s Segments

     As described in “Item 4–Information of the Company–Our History and Development–Corporate Restructuring of Our Operating Subsidiaries”, during 2007, we completed corporate restructurings to simplify our corporate legal structure and create a single legal operating company. This resulted in changes to our management structure and operating segments. By the end of the year ended December 31, 2006, we had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented.

B. Liquidity and Capital Resources

Sources of Funds

     Vivo generated cash flow from operations of R$3,098.8 million, R$3,100.2 million and R$2,302.2 million in 2007, 2006 and 2005, respectively.

     Vivo had net cash used in financing activities of R$395.5 million in 2007. Although Vivo obtained new loans in the aggregate amount of R$2,095.0 million in that period, these were more than offset by loan repayments of R$1,911.4 million and net settlements on derivatives contracts of R$561.5 million.

     Vivo had R$2,397.4 million in long-term loans and financing as of December 31, 2007. Vivo’s R$1,984.0 million in short-term indebtedness as of December 31, 2007 consisted primarily of funding from financial institutions. As of December 31, 2007, Vivo had a working capital (current assets minus current liabilities) deficit of R$55.9 million compared to a working capital deficit of R$27.5 million as of December 31, 2006. As of December 31, 2005, Vivo had a working capital (current assets minus current liabilities) of R$1,326.3 million.

     On May 1, 2005, Vivo issued debentures in the aggregate principal amount of R$1.0 billion in two series, both maturing in May 2015. The first series, in the aggregate amount of R$200.0 million, bears interest at 103.3% of the average daily interbank deposit rate for deposits of one day (DI–Depósitos Interfinanceiros de um dia, extragrupo), payable semiannually, and is subject to renegotiation of terms (repactuação) in May 2009. The second series, in the aggregate amount of R$800.0 million, bears interest of 104.2% of the average daily interbank deposit rate, payable semiannually, and is subject to renegotiation of terms in May 2010. The proceeds of the issuance of these debentures were used for the repayment of short-term debt.

     We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt, payment of dividends and interest on shareholders’ equity from TSD, Celular CRT and TCO, which were merged into Vivo in 2006.

     Our capital expenditures (including capitalized interest) amounted to R$1,905.7 million, R$2,103.9 million and R$2,206.5 million in 2007, 2006 and 2005, respectively. Payment of debt and derivative instruments consumed cash flows of R$2,473.0 million, R$3,602.2 million and R$4,080.5 million in 2007, 2006 and 2005, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$17.5 million, R$63.2 million and R$184.7 million in 2007, 2006 and 2005, respectively.

     Capital Expenditures

     The following table sets forth our total capital expenditures for the periods indicated:

	Year ended December 31,

Vivo	2007 (1)	2006 (1)	2005 (2)

	(in millions of reais)
Switching equipment	417.3	375.9	523.0
Transmission equipment	729.6	844.4	862.8
Information technology	267.2	414.8	407.6
Others(3)	494.3	468.8	413.1

Total capital expenditures	1,905.7	2,103.9	2,206.5

________________________________________
(1)	The financial information presented for 2007 and 2006 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since the companies were under common control with Vivo for these periods.

(3)	Consisting primarily of wireless devices provided to customers for free, network construction, furniture and fixtures, office equipment and store layouts.

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

     In the aggregate, R$1,905.7 million were invested during the year ended December 31, 2007, which included investment in the GSM/EDGE network and in the current CDMA/EV-DO network. This amount represented 15.3% of our net operating revenues.

     Our planned capital expenditures for 2008 include investments in network expansion on GSM/EDGE overlay, introduction of new products and services to maximize the use of cellular phones, expansion of our stores and the continual improvement of the quality of services provided to our customers (the amount will be approved at a general shareholders’ meeting). We intend to pay these expenditures with funds generated by operations and our available borrowing capacity.

     Payments of Dividends to Shareholders

     The holders of preferred shares are entitled to exercise voting rights since the 2005 general shareholders’ meeting and until we pay the minimum dividends. However, this has no significant impact on our ownership structure, since our controlling shareholders own more than 50% of our total capital. See “Item 8.A.–Financial Information–Consolidated Statements and Other Financial Information–Dividend Policy and Dividends–Payment of Dividends.”

     Debt

     As of December 31, 2007, Vivo’s total debt position was as follows:

Amount Outstanding as of
Debt	December 31, 2007

(in millions of reais)
Financing from financial institutions	4,245.5
Fixcel (acquisition of TCO)	10.7
Interest	125.2

Total debt	4,381.4

Long-term debt(1)	2,397.4
Short-term debt	1,984.0

________________________________________
(1) Excludes the short-term portion of long-term debt.

     As of December 31, 2007, Vivo’s total debt was R$4.4 billion, of which R$1.8 billion, or 41.9%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$723.6 million was denominated in U.S. dollars (US$408.5 million), R$1,061.2 million was denominated in yen (¥66,997.4 million), R$39.8 million was denominated in euro (EUR 15.3 million) and R$10.0 million was denominated in UMBNDES, which comprises a mix of different currencies. Devaluation of the real results in exchange losses on our foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2007, we incurred financial expense from foreign currency derivative transactions of R$509.4 million against financial income from monetary and foreign exchange variations of R$296.1 million. At December 31, 2007, we had derivative contracts that covered 96.1% of our foreign currency-denominated debt and other foreign currency liabilities. The unrealized costs (net of unrealized gains on foreign exchange derivatives contracts) at December 31, 2007 were R$448.4 million.

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2007, approximately 56.3% of our interest-bearing liabilities bore interest at floating rates and, primarily LIBOR for U.S. dollar-denominated debt and CDI, IGPM and TJLP for real-denominated debt. Accordingly, our financing expenses will increase if market interest rates rise. At December 31, 2007, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. Vivo protected against the risk of interest rates increasing (LIBOR) by entering into derivative contracts in the total amount of US$52.5 million and R$1,347.2 million, respectively. The CDI rates as of December 31, 2007 and 2006 were 11.12% and 13.17%, respectively.

     Some of the debt agreements of Vivo contain restrictive covenants. Financial ratios apply to some indebtedness and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt-

to-capital ratios. Vivo S.A. has indebtedness and financing with the National Economic and Social Development Bank (BNDES), which as of December 31, 2007 totaled R$685.2 million. In accordance with contractual obligations, there are several economic and financial indicators that must be maintained annually. As of December 31, 2007, Vivo met all relevant economic and financial indicators. Vivo S.A. has indebtedness and financing with the Europe Bank of Investments, which as of December 31, 2007 totaled R$270.1 million. On that same day, various economic and financial indicators were met by Vivo S.A.

     U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, which differ in significant respects from U.S. GAAP. Net losses for 2007, 2006 and 2005 were R$109.6 million, R$460.5 million and R$494.2 million under U.S. GAAP, compared to net income (losses) of R$(99.4) million, R$16.3 million and R$(767.5) million, respectively, under accounting practices adopted in Brazil. Shareholders’ equity at December 31, 2007, 2006 and 2005 was R$9,024.9 million, R$9,126.2 million and R$7,165.6 million, respectively, under U.S. GAAP, compared to R$8,297.6 million, R$8,371.7 million and R$7,047.5 million, respectively, under accounting practices adopted in Brazil.

     See Notes 37 and 38 to our audited consolidated financial statements for a description of the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     In 2006, we adopted several accounting pronouncements effective December 2006 and January 2007 which were reported in our 20-F report filed in 2006 and which are discussed in the F-pages accompanying the present report.

     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific acquisition-related items including: (1) expensing acquisition-related costs as incurred; (2) valuing non-controlling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

     In September 2006, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements.” SFAS No. 157 provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. We are required to adopt SFAS No. 157 for our fiscal year beginning January 1, 2008, except as it relates to fair value measurements for nonfinancial assets and nonfinancial liabilities, which, in accordance with FSP 157-2 issued by FASB Staff Position (FSP) in February 2008, we will adopt in our fiscal year beginning January 1, 2009. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our results of operations and financial condition, but we do not expect it to have a material impact.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for our fiscal year beginning January 1, 2008. We are currently evaluating the effect, if any, that the adoption of SFAS No. 159 will have on our results of operations and financial condition, but do not expect it to have a material impact.

     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement will become effective for us on January 1, 2009. We expect SFAS 160 will not have significant impact on our Consolidated Financial Statements. As of December 31, 2007 and 2006, we have no minority interest due to our corporate restructuring as mentioned in note 1 to our financial statements.

     In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective for us since January 1, 2008. We do not expect the adoption of EITF 06-11 to have a material impact on our Consolidated Financial Statements.

C. Research and Development

     Vivo maintains partnerships with the Universidade Federal do Rio Grande do Sul (UFRGS) and with Pontifica Universidade Católica do Rio Grande do Sul (PUCRS). Such partnerships permit Vivo to have laboratories at the universities, which conduct research and development of new technologies, and which support and push innovative processes. We also solidified a partnership at the end of 2004 with the Centro de Pesquisas e Desenvolvimento em Campinas – São Paulo (CPqD), to assess and study new technologies. While we have partnerships with various universities which allow us to make improvements in the R&D area, we also rely on the research and development of our third-party suppliers.

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

E. Off-balance sheet arrangements

     As of December 31, 2007, there were no off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by Period

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

	(in millions of reais)
Contractual obligations:
Long-term debt(1)	4,075.5	1,678.1	819.2	290.8	1,287.4
Operating leases	3,343.1	381.2	727.3	679.8	1,554.8
Total contractual cash obligations(2)	7,418.6	2,059.3	1,546.5	970.6	2,842.2

________________________________________
(1)	Includes short-term portions of long-term debt.

(2)	Excludes pension fund obligations.

     In addition, we have a rental commitment with Telecomunicações de São Paulo S.A.–Telesp, a related party, in an annual amount of R$113.2 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

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

     The following are the current members of our Board of Directors and their respective positions.

Name	Position	Date Elected

Luis Miguel Gilpérez López	Chairman	March 22, 2007
João Pedro Amadeu Baptista	Vice Chairman	May 10, 2006
Shakhaf Wine	Director	March 26, 2006
Félix Pablo Ivorra Cano	Director	March 26, 2006
Ignacio Aller Malo	Director	March 26, 2006
Rui Manuel de Medeiros D’Espiney Patrício	Director	May 10, 2006
Luiz Kaufman	Director	March 26, 2006
José Guimaraes Monforte	Director	June 29, 2007
António Gonçalves de Oliveira	Director	March 26, 2006

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

     João Pedro Amadeu Baptista, born on March 23, 1958, is currently the Vice Chairman of the Supervisory Board of Brasicel N.V.; Vice Chairman of the Board of Directors of Vivo; Chairman of the Supervisory Board of Portugal Telecom – Investimentos Internacionais Consultoria Internacional, S.A.; PT Móveis – Serviços de Telecomunicações, SGPS, S.A.; PT Acessos de Internet WI-FI, S.A.; PT Ventures, SGPS, S.A.; Portugal Telecom Brasil, S.A. and Mobitel; member of the Board of Directors of Universo Online – UOL and Unitel, SARL; Chairman of the Manager Board of Directel, since 2006. He is a member of the Audit Committee of Victoria and Albert Museum em Londres, since 2005. Mr. Baptista was leader of the global team of telecommunications and partner of Booz Allen Hamilton, in the United Kingdon, from 2005 until 2006. Mr. Baptista was global leader for the group of technology, information and entertainment industry of Marsh & McLennan Companies Inc., from 2004 until 2005. He was member of Executive Commission and partner of Mercer Management Consulting, from 1997 until 2005; global responsibility for the group’s of technology, information and entertainment, from 2000 until 2005; co-leader for the United Kingdom, from January 2001 until 2005. He holds a degree in Engineering Mechanics, a post-graduate degree in Energy from the Federal Polytechnical Scholl of Lausanne, Switzerland, and a MBA from Stanford Graduate School of Business, Stanford, CA, EUA.

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

     Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Telecomunicações de São Paulo S.A, Brasilcel N.V, Vivo Participações. He was a member of the Board of Directors of TSD, TLE, TCO and Celular CRT until February 2006. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development until January 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia–ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas–ICADE also in Madrid.

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

     José Guimarães Monforte, born on July 6, 1947, is currently a member of the Board of Directors and Audit Committee of Vivo since June of 2007. Mr. Guimarães Monforte is the president of Jano Comércio, Administração e Participações Ltda. and was the former President of the board of IBGC and Pini Editora S/A, and the Vice President of the board of Klicknet. He was also a member of the board of Natura Cosméticos, Caramuru Alimentos JHSF Participações S/A and the board of Agrenco of Brazil. In addition, Jose Guimarães Monforte was also the Vice President of ANBID and of the board of the Settlement Department of the Commodity Exchange. He was also the Coordinator of the Capital Opening Committee of Bovespa and a member of the Listings Commission. Furthermore, he was a member of the Advisory Panel for the OECD on the Efficiency of the Board of Directors, and a member of the Advisory Board-Americas Cabinet of the Graduate School of Business in Chicago. He also served as an executive in diverse banks and companies, such as BANESPA, Banco Merrill Lynch, Banco Citibank N.A., and was President of VBC Energia S/A. Jose Guimarães Monforte graduated with a degree in Economics from the University of Católica de Santos.

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

     Our Board of Executive Officers currently has 6 positions to be occupied by 5 members, since the CEO also occupies the position of Executive Vice President of Marketing and Innovation as of February 11, 2008.

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed

Roberto Oliveira de Lima	Chief Executive Officer	April 12, 2006
	Executive Vice President of Marketing and Innovation	February 11, 2008
Ernesto Gardelliano	Executive Vice President of Finance, Planning and Control and Investor Relations Officer	April 12, 2006
Paulo Cesar Pereira Teixeira	Executive Vice President of Operations	April 12, 2006
Eduardo Aspesi	Executive Vice President of Marketing and Innovation	October 10, 2006
Javier Rodríguez García	Vice President of Networks	April 12, 2006
Sérgio Assenço Tavares dos Santos	Vice President of Regulatory Matters	April 12, 2006

     Set forth below are brief biographical descriptions of our executive officers.

     Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer and Executive Vice President of Marketing and Innovation since February 11, 2008 of Vivo, Vivo S.A. and TCO-IP S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005. He was the Chief Executive Officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getulio Vargas, Brasil, and a master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

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

     Paulo Cesar Pereira Teixeira, born on June 18, 1957, is the Executive Vice President of operations of Vivo since 2003, Vivo S.A. and TCO-IP S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Teixeira is also a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A. He was the Executive Vice-President of Operations of TSD, TLE and Celular CRT until February 2006. Since 1998 Mr. Teixeira has acted as Vice-President of Telerj, Telest, Telebahia, Telergipe, Celular CRT and he was member of the Board of Directors of TSD, TLE and Celular CRT from 2001 until 2003. In 1998 he was a Director of Telepar, Telesc and CTMR Celular S.A., companies of Telecomunicações Brasileiras S.A. Telebrás, and Vice President of Tele Celular Sul S.A. Mr. Teixeira was Director of telecommunications engineering of Mato Grosso do Sul S.A. Telems, a company of Telecomunicações Brasileiras S.A. Telebrás, from 1995 through 1998. During 1995, he was a Department Manager of investment management. In 1994 he was an Assistant to the Director of Engineering. From 1990 until 1994, Mr. Teixeira served as Divisional Manager of coordination and expansion of Telebrás Holdings. Mr. Teixeira was engineer in the areas of service development and investment control of Telebrás Holding from 1988 through 1990. From 1980 until 1987, Mr. Teixeira performed several different managerial duties at Companhia Riograndense de Telecomunicações S.A.–CRT and was also a member of the board of directors from 1985 to 1986. In 1987 and 1988, he held several different positions at Telebrás affiliates. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

     Javier Rodríguez García, born on December 8, 1955, is Executive Vice President of Technology and Networks Vivo, Vivo S.A. and TCO-IP S.A, since April 2005. He was the Executive Vice President of Technology and Networks of TSD, TLE and Celular CRT, until February 2006 and of Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, since May 2003, TCO, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT, until October 2006. From 1986 until 1988, Mr. García worked at INDELEC–Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A. as the person responsible for the installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2003 was the network manager of Telerj and Telest He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

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

     Eduardo Aspesi, born on August 13, 1959, served as the Executive Vice President of Marketing and Innovation of Vivo Participações, Vivo S.A and TCO-IP S.A. from October 10, 2006 to February 11, 2008. He was General Manager of Hispamar Satélites S.A. from 2005 until October 2006. Mr. Aspesi was Retail Superintendent Director of Telemar between 2001 and 2004. From 1999 until 2001, he was General Director of RBS Direct. Mr. Aspesi was Marketing and New Business Director of Net Sul Comunicações S/A from 1994 until 1999. He worked of Rádio e TV Gaúcha, between 1991 and 1994. From 1985 until 1991, he held several different positions at RBS Group. He was also Auditor and Department Chief of Companhia Estadual de Energia Elétrica – Rio Grande do Sul (CEEE), from 1982 until 1985. He holds a degree in Administration from Pontifícia Universidade Católica de Porto Alegre, RS and Economics from Federal University of Rio Grande do Sul. Mr. Aspesi holds a post-graduate degree in finance and marketing from the Federal University of Rio Grande do Sul.

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

B. Compensation

     For the year ended December 31, 2007, we paid our directors and executive officers, and the directors and executive officers of our subsidiary, as compensation an aggregate amount of R$11.2 million, including bonuses and profit-sharing plans. This amount includes performance remuneration and profit-sharing arrangements applicable to all employees. Furthermore, the members of our Board of Executive Officers are eligible to participate in the same complimentary retirement pension plan available to our employees.

C. Board Practices

     For more detailed information, see “–Directors and Senior Management–Board of Executive Officers,” and “Directors and Senior Management–Board of Auditors”, above, and “Item 9.C. – The Offer and Listing – Committees”.

     There are no service contracts between us or our subsidiary and any of our directors providing for benefits upon termination of employment.

D. Employees

     At December 31, 2007, we had 5,600 full-time employees and 13 temporary employees.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

		December 31,

	2007	2006	2005

Total number of employees (including trainees)	5,600	5,896	6,084
Number by category of activity:
Technical and operations area	1,755	1,865	1,437
Sales and marketing	2,061	2,117	2,347
Finance and administrative support	1,316	1,330	1,448
Customer service	468	584	852

     Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary increase of 4.4% and a benefit increase of approximately 5%, effective as of December 31, 2007.

     Our management considers the relations between our workforce and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2008.

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

     As of February 2, 2007, the board approved for the management of Vivo to transfer the following plans from Fundação SISTEL de Seguridade Social to the institution Visão Prev Sociedade de Previdência Complementar (VISÃO PREV): PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe

Celular and Visão Celular CRT. These eleven plans were transfered gradually to VISÃO PREV from May 2, 2007 until December 31st, 2007.

     The management of the previous PBS-A and PAMA plans remains under the direction of SISTEL. The PBS-A plan is a defined benefit plan dedicated to retired participants until January 31, 2000, and the PAMA plan is a multi- sponsor health care plan dedicated to the retired participants from PBS plans.

     On August 21, 2007, the board approved the new private pension plan VIVOPREV, a defined contribution plan already managed by VISÃO PREV. From March 2008, the participants of the plans PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular and Visão Telergipe Celular e Visão Celular CRT will have the possibility to migrate to the new VIVOPREV plan.

     As of December 31, 2007, 64.13% of our employees were members of these plans. We continue to have a contingent liability for the unfunded obligations of the plans with respect to all inactive employees of the former Telebrás system and all post-retirement healthcare benefits for former Telebrás employees and current employees that have not changed to the new plan.

E. Share Ownership

     As of December 31, 2007, each of the members of the Board of Directors and the Board of Executive Officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2007:

	Number of common shares owned	Percentage of outstanding common shares	Number of preferred shares owned	Percentage of outstanding preferred shares

Name

Brasilcel	222,877,507	42.5	364,350,055	39.7
Sudestecel Partic Ltda (1)	88,255,178	16.8	1,224,498	0.1
TBS Celular Partic Ltda (1)	68,818,554	13.1	1,165,797	0.1
Portelcom Partic. S.A. (1)	67,349,733	12.8	1,843	(2)
Tagilo Partic. Ltda (1)	12,061,046	2.3	22,625,728	2.5
Avista Partic. Ltda (1)	9,630,458	1.8	46,613,811	5.1
All directors and executive officers as a group	48	(2)	1,751	(2)

__________________________________
(1)	Subsidiary of Brasilcel.

(2)	Less than 1% of aggregate.

     Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4.A.– Information on the Company–Our History and Development” and “Item 4.C.–Information on the Company–Organizational Structure.”

     We are not aware of any other shareholder owning more than 5.0% of the common shares.

     Brasilcel does not have different voting rights, but as a result of owning more than 50.0% of our common shares, it has the ability to control the election of our Board of Directors and the direction of our future operations. See also “Item 4.A.–Information on the Company–Our History and Development–Brasilcel.”

B. Related Party Transactions

     The main transactions with unconsolidated related parties are as follows:

  Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. – Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, when conditions were regulated by ANATEL. These transactions also include the provision of customer service to Telecomunicações Móveis Nacionais – TMN customers in connection with roaming services in the Company’s network. Roaming international services are provided by Telefônica Móviles Espanã S.A and Telecomunicações Móveis Nacionais – TMN.

  Technical assistance: Refers to the provision of corporate management advisory and business consultancy services by Portugal Telecom, SGPS, S.A., and technical assistance provided by Telefônica S.A., Telefônica International S.A. and TBS Celular Participações S.A., based on a formula proposed in the contracts that includes the variation of the LAIR (Profit Before Income tax) and the variation of the preferred and ordinary shares and that determines a coefficient to be applied upon the performance of services. In the case of the operation of the branch office in the Rio Grande Do Sul, the contract foresees only one 1% fixture on the performance of services.

  Corporate services: These are passed on to the subsidiary at the cost incurred for these services.

  Call-center services: Provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months and renewable for the same period.

  Systems development and maintenance services: Provided by Portugal Telecom Inovação Brasil S.A. and Telefônica Pesquisa e Desenvolvimento do Brasil Ltda.

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

     See “Item 3.A.–Key Information–Selected Financial Data” and “Item 18.–Financial Statements.”

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

Civil

     Consumer’s rights

     We are a party to several law suits brought against us by individual consumers or civil associations representing consumers’ rights that allege our failing to properly provide our products and services. None of these lawsuits are individually material. Based on the opinion of our counsel, we believe that probable losses with respect to these claims total approximately R$135.1 million, an amount for which we have made provisions, and that possible losses with respect to these claims total approximately R$346.1 million.

     We are a party to several civil claims and we have made provisions for these claims sufficient to meet probable losses. We believe that probable losses with respect to these civil claims total approximately R$79.3 million, an increase from R$35.183 million in 2006.

     ANATEL

     We are also part of several administrative and legal actions brought by Anatel that allege non-compliance with regulatory requirements related to SMP service, in the approximate total amount of R$18.6 million. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims are probable.

     Breakup of Telebrás

     Telebrás, our legal predecessor, was a defendant in a number of administrative and legal proceedings and was subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás had been challenged in numerous legal proceedings; some of which have been dismissed and are still pending. We believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to these claims is remote.

     Tax Credits

     Vivo and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed on December 16, 1999 against all the new holding companies, including Vivo and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

     Ownership of Caller ID

     Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency–INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A,. TC and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

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

     In October 2007, the Superior Court of Justice (STJ) has taken a position favorable to Brazilian telecommunications operators holding that the charging of a monthly subscription fee is legal.

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

VU-M

     Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and wireless telecommunications operators, including Vivo, claiming that the VU-Ms are fixed at an abusive rate and that these operators employ anticompetitive practices which are causing financial damages to the plaintiff. GVT requested a preliminary injunction in order to reduce the VU-Ms and a determination by a judicially-appointed expert of the proper value of the VU-Ms on a “cost-based model.” GVT also seeks compensation from the wireless operators in the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. The preliminary order was initially denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to allow judicial deposits of the difference between R$0.2899, which must be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed from the preliminary order to the Federal Court and a final decision is pending. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to this claim is possible.

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

     In the states of Distrito Federal, Acre, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima and Amazonas, Vivo S.A. received tax assessments totaling R$67.5 million as of December 31, 2007, in connection with: i) the ICMS tax applied to occasional or complementary services that do not constitute telecommunications services; ii) the ICMS tax applied to international calls made from Brazil; iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; iv) the ICMS tax applied to non-remunerated provisions of telecommunications services consisting of the donation of credits to be used in the prepaid service plan; v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; vi) alleged failure to comply with supplementary obligations; and vii) other taxes relating to the sale of goods.

     In the state of Paraná, Vivo S.A. received tax assessments totaling R$4.0 million as of December 31, 2007, compared to R$1.336 million in 2006, in connection with late payment of the ICMS tax.

     In the state of Bahia, Vivo S.A. received tax assessments totaling R$43.7 million as of December 31, 2007, in connection with: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; ii) failure to reverse ICMS credits relative to handsets provided for rental and “free leases”; iii) late payment of the ICMS tax in the period from February to March 1998; iv) application of the ICMS tax on complementary communications services; v) failure to reverse ICMS credit in relation to long distance and call centers; and vi) the ICMS tax applied to sign-up fees.

     In the state of Sergipe, Vivo S.A. received tax assessments totaling R$17.5 million as of December 31, 2007, in connection with: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free leases”; iii) application of the ICMS tax on provision of handsets on consignment; and iv) the ICMS tax applied to complementary communications services.

     In the state of Espírito Santo, Vivo S.A. received tax assessments totaling R$6.9 million as of December 31, 2007, in connection with: i) incorrect ICMS credits and ii) failure to write up trade notes.

     In the state of Rio de Janeiro, Vivo S.A. received tax assessments totaling R$148.5 million as of December 31, 2007, in connection with: i) application of the ICMS tax to complementary communications services; ii) application of the ICMS tax on sign-up fees; iii) application of the ICMS tax to calls originating from administrative and test terminals; iv) application of the ICMS tax to services provided to other telecommunications operators for clients not eligible for an exemption; v) application of the ICMS tax on international calls; vi) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets; vii) application of the ICMS tax on the provision of unpaid telecommunications services; and viii) application of the ICMS tax to electric power.

     In the state of Rio Grande do Sul, Vivo S.A. received tax assessments totaling R$25.9 million as of December 31, 2007, in connection with: (i) application of the ICMS tax to international calls; (ii) late payment of the ICMS tax; and (iii) application of the ICMS tax on electric power.

     In the state of São Paulo, Vivo S.A. received tax assessments totaling R$100.0 million as of December 31, 2007, in connection with: (i) incorrect ICMS tax credits and (ii) an incorrect credit received in relation to values posted as extemporary credits.

     Proceedings related to the above-mentioned tax assesments are currently occuring in both the administrative and judicial sphere. According to the opinion of counsel, an unfavorable outcome with respect to our claims is possible.

     Based on the opinion of our external legal counsel, in the state of Espírito Santo, Vivo S.A. recorded a provision of R$2.6 million as of December 31, 2007, to cover potential losses from tax-related actions currently in administrative court.

     Application of COFINS and PIS

     (a) Law No. 9718/98

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

     We believe based on the opinion of our legal counsel, and in consideration of recent decisions of the Supreme Court of Brazil, that the likelihood of an unfavorable outcome with respect to the calculation methodology is remote (especially since one of our subsidiaries has already obtained a favorable decision in November 2007) but with respect to the contribution rates is possible. However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations. As of December 31, 2007, an amount of R$10.0 million was recorded by the Company after it made escrow deposits of R$2.4 million.

     (b) PIS and COFINS

     In the state of São Paulo, an action was brought against Vivo S.A. (lawsuit No. 19515,000,700/2003-97) claiming that, in January and February of 2000, Vivo had offset COFINS against unwarranted credits received from a deduction that was in excess of the permitted one-third of the amount due under COFINS in 1999 from the amount due under CSLL. The Company recorded a provision in the amount of R$24.7 million on the accounts as of December 31, 2007 and 2006, after making an escrow deposit in the same amount.

     (c) Passing on of the COFINS and PIS to Customers

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

     (d) Increase in the Calculation Base

     In the state of São Paulo, Vivo S.A. received tax assessments (lawsuits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2.7 million as of December 31, 2007, compared to R$2.526 million in 2006, as a result of the increase in PIS and COFINS calculation bases. The lawsuits are in administrative court awaiting the decision of the Court of Special Appeal.

     (e) Derivative Operations

     In the state of Bahia, Vivo S.A. received a COFINS assessment of R$9.1 million as of December 31, 2007, in connection with losses incurred on derivative operations performed to determine the calculation base for the contribution. The assessment is awaiting judgment in the second administrative instance.

     IRPJ, IRRF and CSLL

     In the state of Rio de Janeiro, Vivo S.A. received tax assessments amounting to R$154.5 million as of December 31, 2007, in connection with: i) the use of part of the negative CSLL (federal social contribution on income) calculation base determined by the Company in 1997, which originated from a partial spin-off; ii) alleged underpayment of IRPJ (income tax) and CSLL due to the fact that the inspectors did not approve the deductibility of certain expenses; iii) alleged underpayment of IRRF (withholding tax) on overseas remittances; and iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in the Company’s declared tax loss. There are proceedings based on these assessments currently ongoing in the administrative court.

     IRRF, IOF (tax on financing operations) and PIS

     In May of 2007, the Company faced tax foreclosures totaling R$22.4 million as of December 31, 2007 in connection with the tax authorities’ refusal to compensate the negative balance of IRPJ (income tax) for fiscal year 2000. The DRF - Delegacia da Receita Federal (Regional Brazilian Internal Revenue Service) - did not approve some expenditures included in the Company’s income tax return and cancelled the balance of IRPJ credits used to offset the tax, thus leading to the accumulation of debt. The decision of the first judicial instance is pending.

     IRPJ

     Vivo S.A. assumed the tax assessments received by its former subsidiary “TLE” amounting to R$5.9 million as of December 31, 2007, charged on underpayment in connection with the excess of investments in tax incentives paid to FINOR, FINAN or FUNRES (tax incentives in Brazil) as calculated during the review of the Company’s income tax return. The decision of second judicial instance is pending.

     PIS, IRPJ and CSLL

     In September of 2007, in the state of Pará, Vivo S.A. filed a lawsuit aiming to eliminate several federal taxes payable by Vivo S.A. on behalf of the merged company Norte Brasil Telecom S.A. These taxes were automatically assessed by the SIEF system (one of the Brazilian Internal Revenue Service systems) due to information provided in a specific compensation tax return (DCOMP – Declaração de Compensação and PER/DCOMP – Declaração de Compensação, which is sent electronically), and were not approved by Secretaria da Receita Federal do Brasil (Brazilian Internal Revenue Service). These taxes totaled R$14.6 million as of December 31, 2007. The lawsuit is pending in the second judicial instance.

     IRPJ and CSLL

     In the state of Rio Grande do Sul, Vivo S.A. was subject to a tax assessment for alleged IRPJ and CSLL debts of R$283.9 million as of December 31, 2007, and for the allegedly unwarranted amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in fiscal years 1997 and 1998. This assessment is pending judgment in the administrative court.

     CIDE

     We and our subsidiary filed lawsuits challenging the application of CIDE – Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. Vivo S.A. recorded a provision in the amount of R$70.3 million, after it made escrow deposits amounting to R$44.3 in 2007.

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

     Considering that the second part of the Abridgment of Law is not in accordance with the Law 9.998/2000, all of our former subsidiaries have filed writs of mandamus questioning the legality of this contribution and have been granted a favorable decision which has suspended our liability for the contribution.

     We believe, based on the opinion of counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. As of December 31, 2007, the amount notified by ANATEL for payment is of R$131.9 million.

     FUNTTEL

     Vivo’s subsidiary filed a writ of mandamus directly to the Managing Chairman of the board of FUNTTEL and the Temporary Secretary of the Ministry of Communications in order to enforce its right to calculate and pay contributions to FUNTTEL, as per the provisions of Law nº 10,052 of November 28, 2000, without including in the calculation amounts received as transfers entitled to interconnection and use of the network integration resources, as expressed in article 6, paragraph 4 of Decree n. 3,737 of January 30, 2001. The Company obtained a favorable judicial decision related to this issue. As of December 31, 2007, the amount of the contributions involved is R$68.2 million. According to the opinion of counsel, there exists a possibility of having the writ denied.

     FISTEL

     Our former subsidiaries, Telerj and TCO, hold two authorizations to provide telecommunication services granted by the government through SMP Authorization Term n° 013/2002: one to explore the Serviço Móvel Pessoal for an indeterminate period of time and the other to use radio frequencies for the remaining period of time of the first license but renewable for fifteen years.

     On November 30, 2005, the license for the usage of radiofrequency expired and consequently our former subsidiaries requested an extension. In order to renew the license, ANATEL requested the payment of a TFI (Installation Inspection Fee), which our former subsidiaries declined to pay on the ground that they had already paid TFI for all fixed and mobiles stations and radiofrequencies.

     In December 2007, our subsidiary Rio Grande do Sul also faced the requirement of paying a TFI at the time of renewing its licenses for its mobile stations. VIVO is currently challenging this requirement.

     ANATEL’s position is that the TFI assessment is due in accordance with Act nº 255. Given that ANATEL’s position does not seem accurate, our former subsidiaries have filed an administrative proceeding in order to contest any requirement for payment of the charge.

     As of December 31, 2007, the amount involved is R$148.9 million (Vivo in Rio de Janeiro) and R$37.1 million (Vivo in Distrito Federal) and R$95.9 million (Vivo in Rio Grande do Sul).

Litigation Related to ISS on use of network

     The municipalities of Salvador (in the state of Bahia) and Porto Alegre (in the state of Rio Grande do Sul) filed administrative proceedings against Telebahia Celular and Celular CRT in order to collect amounts allegedly due as a services tax (ISS). The municipalities claim that the payments received in consideration of the use of our network could be considered compensation under a lease of a movable asset, and that therefore these payments should be subject to the application of ISS. Based on the opinion of our legal counsel, we believe that Telebahia Celular and Celular CRT will be successful in its defense in these proceedings and accordingly we have not made any provisions. As of December 31, 2007, the amount involved is R$109.6 million.

     In addition, other municipalities throughout the country (in the states of Amazonas, Mato Grosso, Mato Grosso do Sul, Paraná, Rio de Janeiro, Rio Grande do Sul, Roraima, Espírito Santo and São Paulo) require the payment by VIVO of the ISS services tax for the main purposes of providing telephone complementary services, advertising, licenses and subscriptions. There is no ISS withholding over consulting services. As of December 31, 2007, the amount involved is R$34.4 million.

Other taxes, rates and contributions

     On December 31, 2007, an amount of R$3.3 million was recorded, related to the following assessments issued by tax authorities: (i) ISS on rental services of goods, support activities and additional services; (ii) income taxes on derivative operations; and (iii) social security contribution (“INSS”). As of December 31, 2007, a provision of R$ 4.1 million was recorded for various tax lawsuits.

Other Litigation

     We are a party to several labor claims for which we have recorded provisions considered sufficient to meet probable losses in these cases. During the year ended December 31, 2007, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as possible, the amount involved is R$133.0 million.

     We are also party to certain legal proceedings arising in the normal course of business. We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions. We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations. See note 20 to our company’s financial statements included in this report.

Dividend Policy and Dividends

     We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil. We did not pay dividends or interest on Shareholders’ equity for the years ended December 31, 2005, 2004 because we recorded a net loss for each of those years. On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million, which was insufficient to meet the minimum dividend required by law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends, because we had net losses. As a result, holders of Vivo’s preferred shares now have the same voting rights as the holders or common shares until we pay minimum dividends.

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

     The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP, which differs from other financial statements such as our consolidated financial statements included in this annual report.

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

B. Significant Changes

     There were no significant changes in 2007 other than as already discussed in other sections of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Brazilian private equity and debt are traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs that each represent 1 preferred share as of December 31, 2007 and that are issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among Vivo, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” After the corporate restructuring, the symbol became “VIV.”

     The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock		São Paulo Stock
	Exchange US$ per		Exchange R$ per
	ADS		1 preferred shares

	High	Low	High	Low

Year ended

December 31, 2003	6.55	2.04	20.51	7.84
December 31, 2004	8.94	5.38	27.39	16.00
December 31, 2005	7.52	3.12	19.38	7.00
December 31, 2006	4.09	2.28	8.91	4.95
December 31, 2007	5.98	3.41	10.65	7.10

Year ended December 31, 2006

First quarter	5.51	3.90	11.74	8.66
Second quarter	4.58	2.28	9.87	5.13
Third quarter	3.28	2.29	6.99	4.95
Fourth quarter	4.14	3.11	8.74	6.87

Year ended December 31, 2007

First quarter	4.25	3.41	8.84	7.10
Second quarter	5.17	3.59	10.00	7.23
Third quarter	5.36	3.72	10.25	7.50
Fourth quarter	5.98	4.63	10.65	8.44

Quarter ended

March 31, 2008 (through March 25)	6.78	4.45	11.30	7.80

Month ended

October 31, 2007	5.95	4.63	10.65	8.44
November 30, 2007	5.98	4.93	10.64	9.06
December 31, 2007	5.81	4.75	10.44	8.45
January 31, 2008	5.87	4.45	10.15	7.80
February 29, 2008	6.78	5.52	11.30	9.82
March 2008 (through March 25)	6.59	5.60	11.08	9.51

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

     The BOVESPA is an entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociacão Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

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

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. –CBLC, which is wholly owned by that Exchange.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2007, the aggregate market capitalization of the 404 companies listed on the BOVESPA was equivalent to approximately R$2,477.6 billion (US$1,398.7 billion). By comparison, as of December 31, 2007, the aggregate market capitalization of the 2,297 companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$2.72 billion. Although all of the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2007, the combined daily trading volumes on BOVESPA averaged approximately US$2,554.8 million. See “Item 3.D.– Key Information–Risk Factors–Risks Relating to Our Securities–The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.”

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

Audit Committee and Audit Committee Additional Requirements

     In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding the exemptions provided for pursuant to Rule 10A-3(c)(3), we have an Audit Committee, whose members fully comply with the independence requirements of Rule 10A-3. See “Item 6.C. – Directors, Senior Management and Employees–Board Practices” and “Item 16.D.–Exemptions from the Listing Standards for Audit Committees.”

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

Corporate Governance Guidelines

     We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian Corporate Law. We believe that the corporate governance guidelines applicable to us under Brazilian Corporate Law are consistent with the guidelines established by the NYSE. We have adopted and observe (i) the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information as per CVM’s guidelines; and (ii) the Policy of Negotiation of Equities, which requires management to inform all transactions relating to our securities.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian Corporate Law, Vivo implemented a Code of Ethics and Conduct for all Directors and employees in May, 2005. See “Item 16.B.–Code of Ethics.”

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     The following summarizes certain material provisions of our by-laws and Brazilian Corporate Law, the main bodies of regulation governing us. Copies of our by-laws have been filed as exhibits to this annual report on Form 20-F.

Registration

     Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, No. 120.067/06 -7 on May 08, 2006, under company number (NIRE) 3530015879-2. Article 5 of our bylaws were amended as a result of the capital increase approved by the general meeting of our shareholders on March 15, 2007, and were registered with the Public Registry of the state of São Paulo, or JUCESP, Nº 94.964/07-5 on March 22, 2007.

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

Rights Attaching to Shares

Dividend Rights

     See “Item 8. –Financial Information–Consolidated Statements and Other Financial Information–Dividend Policy and Dividends,” and “–Payment of Dividends.”

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

     We did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2005 and 2004 because we recorded a net loss for each of those years. On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million which was insufficient to meet the minimum dividend required by Brazilian Corporate Law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends because we had net losses. As a result, holders of Vivo’s preferred shares now have the same voting rights as the holders of common shares until we pay minimum dividends.

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

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “–Taxation–Brazilian Tax Considerations” for more information.

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

     For a description of such acquisitions, see “Item 4.–Information on the Company–Our History and Development–Global Telecom (currently Vivo S.A.).”

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

     On December 10, 2002, Telergipe Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Sergipe. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until December 15, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telergipe Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telergipe Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, Telerj Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Rio de Janeiro. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telerj Celular to provide SMP services until November 30, 2005. It may be renewed for an additional term of fifteen years upon payment of 2% of Telerj Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telerj Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

     On December 10, 2002, Telest Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Espíritio Santo. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telest Celular to provide SMP services until November 30, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telest Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telest Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

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

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all of the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. See “Item 4.A. — Information on company — Our History and Development — Acquisition of Telpart, Telemig and Tele Norte” and the August 2, 2007 stock purchase agreement, which is included in this Annual Report as an exhibit.

D. Exchange Controls

     There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

     The right to convert dividend or interest on shareholders’ equity payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “–Taxation–Brazilian Tax Considerations.”

     Under Resolution 2,689, of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “–Taxation–Brazilian Tax Considerations.”

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

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E. – Additional Information – Taxation–Brazilian Tax Considerations.”

     If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10. – Taxation–Brazilian Tax Considerations.”

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D. –Key Information–Risk Factors–Risks Relating to Brazil.”

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

Distributions of Interest on Shareholders’ Equity

     Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity capital as an alternative form of making distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on shareholders’ equity capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on shareholders’ equity capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

     Distributions of interest on shareholders’ equity capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

     No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on shareholders’ equity capital instead of by means of dividends.

     Amounts paid as interest on shareholders’ equity capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and Brazilian Corporate Law. Distributions of interest on shareholders’ equity capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

     Gains realized by a U.S. holder or other non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, or may be taxed at a rate of 25% or 15%, depending on the circumstances.

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

  Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “–Exchange Controls–Registered Capital.”

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

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a U.S. holder or other non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “Exchange Controls–Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

Tax on Financial Transactions

     The IOF is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will therefore take effect from its publication date.

     Regarding foreign exchange transactions, in spite of the maximum rate of IOF being 25%, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, the inflow and outflow of funds from portfolio investors located outside Brazil are not taxed. The conversion of Brazilian currency into foreign currency for purposes of paying dividends on preferred shares and ADS is currently not taxed.

     The IOF tax may be also levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to many securities transactions is currently 0 percent, although certain transactions may be subject to specific rates. The minister of finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, up to the amount equal to the gain made on the transaction and only from the date of its increase or creation. The acquisition, holding and disposition of preferred shares traded on a Brazilian exchange is currently not subject to tax.

Temporary Contribution on Financial Transactions (CPMF Tax)

     Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian fnancial institution may be subject to the CPMF tax, at the rate of 0.38% . The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

     As of January 1, 2008, this tax has been repealed by the Brazilian Congress (Senate).

U.S. Federal Income Tax Considerations

     The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold preferred shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers and traders in securities or foreign currencies;

  persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations;

  persons holding preferred shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     If an entity that is classified as a partnership for U.S. federal income tax purposes holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares or ADSs.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and if you are, for U.S. federal tax purposes:

  a citizen or individual resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. U.S. HOLDERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

     Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of preferred shares or ADSs in your particular circumstances.

     This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

     Taxation of Distributions

     Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

     Bills have been introduced in both the U.S. House and the U.S. Senate which would, if enacted, deny the favorable tax rates described in the preceding paragraph for dividends paid in respect of certain securities where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend. It is unclear how the proposed legislation would apply to securities such as the preferred shares where distributions may be made in the form of interest on shareholders’ equity capital. The proposed legislation would apply to dividends received after the date of its enactment. It is not possible to predict whether the proposed legislation will be enacted, either in its present form or any other form. Non-corporate U.S. Holders should consult their tax advisers with respect to the potential enactment of currently proposed legislation and its application in their particular circumstances.

     The amount of a dividend will include any amounts withheld by us in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of such receipt.

     Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

     Sale and Other Disposition of Preferred Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of preferred shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “Item 10.E. – Additional Information – Taxation – Brazilian Tax Considerations – Taxation of Gains” for a description of when a disposition may be subject to taxation in Brazil.

     Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2007 taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of preferred shares or ADSs in excess of 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

     Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

     U.S. HOLDERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

     On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million, which was insufficient to meet the minimum dividend required by Brazilian Corporate Law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends because we had net losses.

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

Exchange Rate Risk

     The principal foreign exchange rate risk faced by us arises from our U.S. dollar, Japanese yen, Euros and UMBNDES-denominated indebtedness. At December 31, 2007, we had US$408.5 million, ¥66,997.4 million and €15.2 million of indebtedness and R$10 million was denominated in UMBNDES. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets (except for our hedge contracts). At December 31, 2007, all of our U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by long positions of hedging agreements. Under those derivative agreements, our subsidiary’s U.S. dollar, Japanese yen and UMBNDES-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. At December 31, 2007, our outstanding hedging positions covered 96% of our foreign currency-denominated financial indebtedness and other liabilities. We are following up on market conditions and will eventually unwind the position and/or apply it to other foreign currency-denominated commitments, such as liabilities with suppliers and management fee. At December 31, 2007, we recorded financial expense from foreign currency derivative transactions of R$509.4 million against financial income from monetary and foreign exchange variations of R$296.1 million.

     Our foreign currency-denominated debt produced a gain of R$296.1 million in 2007 a gain of R$335.0 million in 2006 and a gain of R$460.1 million in 2005. This was offset by our derivatives, which produced a loss of R$509.4 million in 2007, a loss of R$764.3 million in 2006 and a loss of R$1,120.0 million in 2005. The unrealized costs, net of unrealized loss on foreign exchange derivatives contracts was R$448.4 million at December 31, 2007. The unrealized costs, net of unrealized loss on foreign exchange and interest rates derivatives contracts was R$500.5 million at December 31, 2006. The unrealized gains, net of unrealized costs on foreign exchange derivatives contracts was R$376.7 million at December 31, 2005.

     The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2007 would be approximately R$199.3 million. On the other hand, our derivative instruments would have a gross gain of R$191.1 million. The net loss would be R$8.2 million.

     Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2007 of R$1.771 to U.S.$1.00, which would represent a devaluation of the real of R$0.771. We then assumed that this unfavorable currency shift would be sustained from December 31, 2007 through December 31, 2008. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments, net of derivative instruments.

Interest Rate Risk

     We are exposed to interest rate risk as a result of an investment of cash and cash equivalents mainly in short-term real-denominated instruments. At December 31, 2007, this amount totaled R$1,895.1 million.

     Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and due to the nature of our derivative agreements, whereby our U.S. dollar, yen and euro-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI.

     At December 31, 2007, we had R$4,381.4 million in loans and financing outstanding, of which approximately R$2.1 billion bore interest at fixed rates and approximately R$2.3 billion bore interest at floating rates of interest (primarily LIBOR, CDI, IGPM, TJLP-based. Loans and financing in foreign currency are mainly denominated in U.S. dollars, yen and euros, and bear interest at fixed rates ranging from 0% to 27.5% per annum, or are subject to variable interest from 1.25% per annum above LIBOR. On a swapped basis the cost of funding in reais is in line with market conditions taking into account the country risk and is equivalent to approximately from 92.8% to 107.6% of CDI. At December 31, 2007 the CDI rate was 11.12% . We hedged against the risk of interest rates increasing (LIBOR) at the amount of US$52.5 million (face value).

     We have financing in local currency with Banco Nacional de Desenvolvimento Econômico e Social –BNDES subject to a variable interest rate of 3.5% and 4.6% above the TJLP.

     The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2007, would be approximately R$18.3 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     Interest rate sensitivity was calculated by applying a 10% increase to all floating rate-denominated debt, assuming that the different indexes (CDI, TJLP, IGPM, LIBOR and UMBNDES coupons) would all rise by 1.0% instantaneously on December 31, 2007, and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

     Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2007. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Vivo’s management concluded that as of December 31, 2007, our internal control over financial reporting was adequate and effective, based on those criteria.

     Our independent registered public accounting firm, Ernst Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2007. The report on the audit of our internal control over financial reporting is included herewith.

(c) Attestation Report of the Registered Public Accounting Firm

     Ernst & Young Auditores Independentes S.S. (“EY”), the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2007. The attestation report appears on page F-4.

(d) Changes in Internal Control over Financial Reporting

     We have made no change to our internal control over financial reporting for the year ended 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Our consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“Ernst Young”) for the year ended December 31, 2007 and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the years ended December 31, 2006 and 2005. The chart below sets forth the total amount billed to us by Ernst Young and Deloitte for services performed in the years 2007 and 2006, respectively, and breaks down these amounts by category of service:

	For year ended December 31,

	2007	2006

	(in thousands of reais)
Audit fees	4,146	4.654
Audit-related fees	306
Tax fees	176	268

Total	4,628	4,922

Audit Fees

     Audit fees are the aggregate fees billed by Ernst Young and Deloitte for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

     Audit-related fees are the aggregate fees billed by Ernst Young Auditores Independentes S.S. for audit compliance reports issued in connection with regulatory requirements from ANATEL and in connection with training regarding compliance with Sarbanes-Oxley.

Tax Fees

     Tax fees are fees for professional services rendered by Deloitte for tax compliance services.

Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst Young and Deloitte. Any services provided by Ernst Young and Deloitte that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2007 and 2006, none of the fees paid to Ernst Young and Deloitte were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     We have an audit committee, whose members follow the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended. See “Item 9.C. – The Offer and Listing – Committees – Audit Committee and Audit Committee Additional Requirements.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 8.– Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws (Estatuto Social) of Vivo Participações S.A. – English translation. (1)
2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 2, 1998. (2)
2.2
Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London. (3)

2.3
Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A. (3)

2.4	Shareholders’ Agreement dated as of February 6, 2001, among DDI Corporation, Inepar Telecomunicações S.A., ITX Corporation and Telesp Celular Participações S.A. (3)
2.5
First Amendment to the Shareholders’ Agreement of Global Telecom S.A. dated August 14, 2001, among Telesp Celular Participações S.A., KDDI Corporation (formerly known as DDI Corporation), Inepar Telecomunicações S.A. and ITX Corporation – together with an English translation. (3)

4.1	Authorization Term of the Personal Mobile Service entered by ANATEL and Telesp Celular Participações S.A. – English translation. (4)
4.2	Authorization Term of the Personal Mobile Service entered by ANATEL and Global Telecom S.A. – English translation. (4)
4.3	Authorization Term of the Personal Mobile Service entered by ANATEL and Tele Centro Oeste Celular Participações S.A. – English translation. (5)
4.4	Authorization Term of the Personal Mobile Service entered by ANATEL and Telebahia Celular S.A.– English translation. (6)
4.5	Authorization Term of the Personal Mobile Service entered by ANATEL and Telergipe Celular S.A. – English translation. (6)
4.6	Authorization Term of the Personal Mobile Service entered by ANATEL and Telerj Celular S.A. – English translation. (7)
4.7	Authorization Term of the Personal Mobile Service entered by ANATEL and Telest Celular S.A. – English translation. (7)
4.8
Agreement between Telesp Celular Participações S.A. and Fixcel S.A. dated as of April 25, 2003 for the acquisition of 64.03% of the voting capital stock of Tele Centro Oeste Celular Participações S.A. – English Summary. (1)

4.9
Consulting Agreement (Instrumento Particular de Prestação de Serviços de Consultoria) dated as of January 7, 1999, between Telesp Celular S.A. and Portugal Telecom S.A., currently Portugal Telecom S.G.P.S. S.A. (8)

4.10	Supply Agreement (Contrato de Fornecimento) dated as of August 27, 2001, between Global Telecom S.A. and Motorola do Brasil Ltda. – English summary. (3)
4.11
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor) – English summary. (3)

4.12
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor) – English summary. (3)

4.13
Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. dated December 4, 2005. (9)

4.14	Agreement dated as of August 4, 2006 among Vivo Participações S.A., Ericsson and Huawei – English summary. (1)
4.15	Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A and Vivo Participações S.A. (10)

6.1	Statement regarding computation of per share earnings. (11)
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to our Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 3, 2007.
(2) Incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by Telesp Celular Participações S.A. on October 18, 2002 (Registration No. 333-100644).
(3) Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002.
(4) Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F/A for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(5) Incorporated by reference to Tele Centro Oeste Celular Participações S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003.
(6) Incorporated by reference to Tele Leste Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(7) Incorporated by reference to Tele Sudeste Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(8) Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2000, filed on June 29, 2001.
(9) Incorporated by reference to our Form F-4 filed with the Commission on December 16, 2005.
(10) Incorporated by reference to our Form 6-K filed with the Commission on August 13, 2007.
(11) Incorporated by reference to note 37(j) to our audited consolidated financial statements included elsewhere in this annual report.

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
Planning and Control and Investor
Relations Officer

Date: March 28, 2008

Vivo Participações S.A.

Consolidated Financial Statements
for the Years Ended December 31, 2007, 2006 and 2005 and
Report of Independent Registered Public Accounting Firm

ERNST & YOUNG Auditores Independentes S.S.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Definitions:

Brazilian GAAP - Accounting practices adopted in Brazil.

U.S. GAAP – Accounting principles generally accepted in the United States of America.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Vivo Participações S.A.

We have audited the accompanying consolidated balance sheets of Vivo Participações S.A. and subsidiary as of December 31, 2007, and the related consolidated statements of operation, changes in shareholders' equity, changes in financial position and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vivo Participações S.A. and subsidiary at December 31, 2007, and the consolidated results of their operations, changes in their financial position and their cash flows for the year then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (See Notes 37, 38 and 39 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Vivo Participações S.A.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2008, except for internal control over financial reporting related to Notes 37, 38 and 39 to the 2007 consolidated financial statements of Vivo Participações S.A., as to which the date is March 25, 2008, expressed an unqualified opinion thereon.

São Paulo, February 8, 2008,
except as to Notes 37, 38 and 39, as to which the date is March 25, 2008

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner	Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Vivo Participações S.A.

We have audited Vivo Participações S.A. and subsidiary´s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vivo Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vivo Participações S.A. and its subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vivo Participações S.A. as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity, changes in financial position, and cash flows for the year then ended and our report dated February 8, 2008, except as to Notes 37, 38 and 39, as to which the date is March 25, 2008, expressed an unqualified opinion thereon.

São Paulo, February 8, 2008, except
for internal control over financial reporting related to Notes 37, 38 and 39 to the 2007 consolidated financial statements as to which the date is March 25, 2008.

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner	Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Vivo Participações S.A.

We have audited the accompanying consolidated financial statements of Vivo Participações S.A. (a Brazilian Corporation) as of December 31, 2006, and the related consolidated statements of operations, change in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006, and the consolidated results of its operations, the changes in shareholders’ equity and the changes in its financial position for the two years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated statements of cash flows for the years ended December 31, 2006 and 2005 are presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

The combined statements of operations, changes in shareholders’ equity, changes in financial position and cash flows for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 27, 2007 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

April 27, 2007
São Paulo, Brazil

VIVO PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais)

		December 31,

	Note	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	4	2,190,990	1,401,996
Short-term investments pledged as collateral	4	32,359	45,644
Trade accounts receivable, net	5	2,178,745	1,961,246
Inventories	6	376,624	282,020
Advances to suppliers	-	832	13,142
Recoverable taxes	7	707,471	784,342
Deferred income taxes	30.c	906,906	878,397
Derivative contracts	10	916	1,298
Prepaid expenses	8	228,922	181,872
Other assets	9	197,578	122,537

Total current assets		6,821,343	5,672,494

Non-current assets:
Long-term assets:
Long-term investments pledged as collateral	4	27,108	-
Recoverable taxes	7	769,884	693,520
Deferred income taxes	30.c	1,664,032	1,931,418
Derivative contracts	10	3,835	135
Prepaid expenses	8	59,870	21,314
Other assets	9	26,623	21,732
Goodwill, net	11	667,369	979,045
Goodwill on merged subsidiary, net	15	24,578	33,004
Property, plant and equipment, net	12	6,301,389	6,445,479
Intangible assets, net	13	1,660,299	1,642,683
Deferred assets, net	14	64,886	101,253

Total non-current assets		11,269,873	11,869,583

TOTAL ASSETS		18,091,216	17,542,077

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais)

		December 31,

	Note	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payroll and related accruals	16	173,472	156,625
Trade accounts payable	17	3,069,308	2,627,013
Taxes payable	18	570,972	453,710
Loans, financing and debentures	19	1,984,036	1,590,345
Interest on shareholders’ equity and dividends	-	22,219	51,702
Provision for contingencies	20	81,395	61,911
Derivative contracts	10	429,661	372,229
Other liabilities	21	546,169	386,422

Total current liabilities		6,877,232	5,699,957

Non-current liabilities:
Long-term liabilities:
Taxes payable	18	181,359	212,469
Loans, financing and debentures	19	2,397,404	2,910,048
Provision for contingencies	20	118,009	84,712
Derivative contracts	10	23,482	129,718
Other liabilities	21	196,153	133,427

Total non-current liabilities		2,916,407	3,470,374

Shareholders’ equity:
Capital stock	22	6,347,784	6,347,784
Treasury shares	22	(11,070)	(11,070)
Capital reserves	22	1,071,316	1,071,316
Income reserves	22	889,547	765,068
Retained earnings	-	-	198,648

Total shareholders’ equity		8,297,577	8,371,746

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		18,091,216	17,542,077

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 , 2006 AND 2005
(In thousands of Brazilian reais, except earnings (loss) per share)

		Years Ended December 31,				Combined

	Note	2007	2006	2005		2005

NET OPERATING REVENUE	23	12,492,494	10,936,714	7,473,066		11,253,834

COST OF SERVICES AND GOODS SOLD	24	(6,623,290)	(5,564,168)	(3,412,596)		(5,337,339)

GROSS PROFIT		5,869,204	5,372,546	4,060,470		5,916,495

Selling expenses	25	(3,532,783)	(3,751,070)	(2,483,680)		(3,614,895)
General and administrative expenses	26	(1,189,991)	(1,099,748)	(657,455)		(1,031,468)
Other operating expenses, net	27	(499,621)	(319,470)	(432,699)		(491,564)

		(5,222,395)	(5,170,288)	(3,573,834)		(5,137,927)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES		646,809	202,258	486,636		778,568
NET FINANCIAL EXPENSES	28	(468,339)	(747,985)	(917,614)		(913,142)

OPERATING INCOME (LOSS)		178,470	(545,727)	(430,978)		(134,574)
Net nonoperating expenses	29	(20,810)	(288,970)	(65,318)		(96,489)

NET INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	-	157,660	(834,697)	(496,296)		(231,063)
Income and social contribution taxes	30	(257,051)	859,012	(246,066)		(362,955)
Minority interest		-	(7,968)	(166,884)		(173,446)

NET INCOME (LOSS) FOR THE YEAR	-	(99,391)	16,347	(909,246)		(767,464)

SHARES OUTSTANDING AT DECEMBER 31 (IN THOUSANDS)		1,437,623	1,437,623	662,325		1,109,225

EARNINGS (LOSS) PER SHARE OUTSTANDING AT THE BALANCE SHEET DATE (IN BRAZILIAN REAIS)	-	(0,06914)	0.01137	(1.3728)	(*)	(0.6919)	(*)

(*) On April 1, 2005, the shareholders approved a reverse stock split in the proportion of 2,500 (two thousand and five hundred) shares to 1 (one) share of the same class.

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(In thousands of Brazilian reais)

		Capital reserves			Income reserves				Retained earnings (accumulated losses)

			Special goodwill reserve	Tax incentive reserve	Legal reserve
	Capital stock	Goodwill reserve				Reserve for contingencies	Reserve for expansion	Treasury shares
										Total

BALANCES AT DECEMBER 31, 2004	4,373,661	99,710	990,169	-	-	-	-	-	(2,556,159)	2,907,381

Capital increase - Special Shareholders’ Meeting of January 7, 2005	2,053,896	-	(53,896)	-	-	-	-	-	-	2,000,000
Capital increase - Special Shareholders’ Meeting of July 31, 2005	242,595	-	(242,595)	-	-	-	-	-	-	-
Premium paid on acquisition of fractional share	-	8	-	-	-	-	-	-	-	8
Net loss for the year	-	-	-	-	-	-	-	-	(909,246)	(909,246)
Consolidation adjustments:
Tax incentives	-	-	-	-	-	-	-	-	7,887	7,887
Donations received by subsidiaries	-	-	-	-	-	-	-	-	9,159	9,159

BALANCES AT DECEMBER 31, 2005	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

     STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (Continued)
(In thousands of Brazilian reais)

		Capital reserves			Income reserves				Retained earnings (accumulated losses)

			Special goodwill reserve	Tax incentive reserve	Legal reserve
	Capital stock	Goodwill reserve				Reserve for contingencies	Reserve for expansion	Treasury shares
										Total

BALANCES AT DECEMBER 31, 2005	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189

Capital reduction	(3,147,782)	-	-	-	-	-	-	-	3,147,782	-
Merger of TSD, TLE, CRT and TCO(see Note 1)	2,631,137	415,371	347,331	3,589	97,421	11,070	602,612	(11,070)	490,188	4,587,649
Minority interest incorporation	-	-	-	-	-	-	-	-	(2,681)	(2,681)
Write off of tax loss carryforward of subsidiaries	-	-	(294,094)	-	-	-	-	-	-	(294,094)
Unclaimed dividends and interest on shareholders’ equity	-	-	-	-	-	-	-	-	22,728	22,728
Capital increase - Special Shareholders’ Meeting of June 8, 2006	194,277	-	(194,277)	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	16,347	16,347
Consolidation adjustments:
Tax incentives	-	-	-	-	-	-	-	-	24,162	24,162
Donations received by subsidiary	-	-	-	-	-	-	-	-	19,254	19,254
Proposed allocation of income:
Legal reserve	-	-	-	-	3,539	-	-	-	(3,539)	-
Dividends	-	-	-	-	-	-	-	-	(16,808)	(16,808)
Reserve for expansion and modernization	-	-	-	-	-	-	50,426	-	(50,426)	-

BALANCES AT DECEMBER 31, 2006	6,347,784	515,089	552,638	3,589	100,960	11,070	653,038	(11,070)	198,648	8,371,746

Unclaimed dividends and interest on shareholders’ equity	-	-	-	-	-	-	-	-	11,936	11,936
Net loss for the year	-	-	-	-	-	-	-	-	(99,391)	(99,391)
Consolidation adjustments:
Donations received by subsidiary	-	-	-	-	-	-	-	-	13,286	13,286
Transfer to reserve for expansion and modernization	-	-	-	-	-	-	124,479	-	(124,479)	-

BALANCES AT DECEMBER 31, 2007	6,347,784	515,089	552,638	3,589	100,960	11,070	777,517	(11,070)	-	8,297,577

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2007	2006	2005	2005

SOURCES OF FUNDS
From operations
Net income (loss)	(99,391)	16,347	(909,246)	(767,464)
Items not affecting working capital:
Depreciation and amortization	2,376,172	2,394,385	1,552,485	2,245,093
Depreciation of shared systems	-	-	1,080	1,278
Minority interest	-	7,968	166,884	173,446
Monetary and exchange variations on non-current items, net	(100,438)	(123,721)	(253,207)	(295,948)
Net book value of assets disposals	25,792	48,828	1,733	33,481
Provision for loss on assets	-	277,987	36,403	36,403
Provision for contingencies	80,692	50,344	3,251	14,534
Provision for pension and other post-retirement benefit plans	1,361	824	125	8
Gain on extinguishments of liabilities	-	-	(7,425)	(7,425)
Taxes other than income taxes	(39,140)	(4,403)	-	-
Income taxes	-	(929,699)	-	2,606
Loss on investment in subsidiaries	-	671	15,830	17,328
Loss on derivative contracts	172,916	280,203	363,712	422,559
Others	147	1,013	-	634

Total from operations	2,418,111	2,020,747	971,625	1,876,533

From shareholders:
Capital increase	-	-	58	58
Reserves	-	-	8	8

From third parties:
Loans and financing	1,231,217	1,217,420	2,288,542	2,288,542
Premium reserve adjustments	-	-	-	11,819
Unclaimed dividends and interest on shareholders' equity.	11,936	22,728	-
Increase in non-current liabilities	115,766	166,478	-	50,015
Tax incentive	-	24,162	-
Transfer from non-current to current assets	470,084	283,936	394,871	559,291
Transfer of derivatives from non-current to current assets.	17,538	10,180	311,395	311,395
Transfer from property, plant and equipment to current assets	-	-	5,276	5,276

Total sources	4,264,652	3,745,651	3,971,775	5,102,937

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (Continued)
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2007	2006	2005	2005

USES OF FUNDS
Additions to property, plant and equipment and intangible	1,903,667	2,102,422	1,546,065	2,203,410
Additions to deferred assets	2,067	1,510	580	3,046
Additions to investment	-	3	8,771	9,471
Goodwill paid on acquisition of subsidiaries	-	-	12,100	12,100
Provision of special goodwill reserve	-	52,412	-	3,910
Acquisition of minority interest	-	2,681	-	-
Increase in deferred taxes	-	-	-	38,065
Increase in non-current assets	320,090	27,886	34,536	131,730
Decrease in non-current liabilities	-	-	20,539	-
Transfer from non-current to current liabilities	92,496	306,477	-	20,749
Transfer from loans and financing and contract non-current to current liabilities	1,967,043	2,590,561	738,332	873,719
Transfer from current to non-current assets	7,715	-	-	4,530
Interest on shareholders' equity and dividends	-	16,808	46,345	116,700
Loss and share subscription by minority shareholders	-	-	7,214	7,214

Total use of funds	4,293,078	5,100,760	2,414,482	3,424,644

EFFECT ON WORKING CAPITAL ARISING FROM MERGER	-	1,050,802	-	-

INCREASE (DECREASE) IN WORKING CAPITAL	(28,426)	(304,307)	1,557,293	1,678,293

REPRESENTED BY
Current assets:	1,148,849	1,070,700	238,443	104,082

At the beginning of the year	5,672,494	4,601,794	4,363,351	7,149,742
At the end of the year	6,821,343	5,672,494	4,601,794	7,253,824

Current liabilities	1,177,275	1,375,007	(1,318,850)	(1,574,211)

At the beginning of the year	5,699,957	4,324,950	5,643,800	7,501,710
At the end of the year	6,877,232	5,699,957	4,324,950	5,927,499

INCREASE (DECREASE) IN WORKING CAPITAL	(28,426)	(304,307)	1,557,293	1,678,293

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2007	2006	2005	2005

OPERATING ACTIVITIES
Net income (loss)	(99,391)	16,347	(909,246)	(767,464)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Minority interest	-	7,968	166,884	173,446
Depreciation and amortization	2,376,172	2,394,385	1,552,485	2,245,093
Depreciation of shared systems	-	-	1,080	1,278
Gain on prepayment of loans	-	-	(7,425)	(7,425)
Provision for loss on assets	-	277,987	36,403	36,403
(Gain) loss on property, plant and equipment disposals	20,528	(1,220)	(1,922)	27,605
Unrealized loss in forward, swap and option contracts	509,415	764,264	941,142	1,119,993
Monetary and exchange variation	(296,138)	(334,978)	(380,782)	(460,130)
Allowance for doubtful accounts receivable	365,740	720,496	514,756	647,015
Provision for pension and other post-retirement benefit plans	5,542	824	125	125
Provision for loss on investment	-	671	15,830	17,328
(Increase) decrease in customer accounts receivable	(583,239)	102,074	(806,346)	(1,149,034)
(Increase) decrease in inventories	(94,604)	80,292	196,557	196,557
(Increase) decrease in recoverable taxes and deferred income taxes	239,384	(907,635)	99,924	120,852
Decrease in income and social contribution taxes	-	-	3,502	-
(Increase) decrease in other current and non-current assets	(153,228)	254,956	73,181	224,838
Increase (decrease) in payroll and related accruals	16,847	6,785	779	(271)
Increase (decrease) in accounts payable	442,295	153,870	(155,832)	(288,402)
Increase (decrease) in interest payable	(6,362)	(56,064)	24,393	24,816
Increase (decrease) in taxes payable	86,152	(219,211)	36,578	67,236
Increase (decrease) in provision for contingencies	52,781	(211,366)	58,894	85,625
Decrease in provision for pension fund	-	-	-	(117)
Increase (decrease) in other current and non-current liabilities	216,930	50,333	8,839	(13,163)

Net cash provided by operating activities	3,098,824	3,100,778	1,469,799	2,302,204

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible	(1,903,667)	(2,102,422)	(1,546,065)	(2,203,410)
Additions to deferred assets	(2,067)	(1,510)	(580)	(3,046)
Short-term investments pledged as collateral	13,823	145,523	(166,395)	(191,166)
Escrow deposits	-	(11,387)	-	40,041
Acquisition of minority interest	-	(2,681)	-	-
Other investments	-	(3)	(8,771)	(9,471)
Cash received on sale of property, plant and equipment	5,264	50,048	3,655	5,876

Net cash used by investing activities	(1,914,293)	(1,922,432)	(1,718,156)	(2,361,176)

VIVO PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (Continued)
(In thousands of Brazilian reais)

	Years ended December 31,			Combined

	2007	2006	2005	2005

FINANCING ACTIVITIES
Loans, financing and debentures:
New loans and debentures	2,094,965	2,200,702	3,592,689	3,780,314
Loans repaid	(1,911,418)	(2,962,043)	(2,999,002)	(3,280,265)
Net settlement on derivative contracts	(561,537)	(640,470)	(657,993)	(800,210)
Interest on shareholders’ equity and dividends paid to minorities	(17,547)	(63,167)	(76,854)	(184,689)
Cash received relating to reverse stock split	-	6,580	64,344	111,702
Capital increase	-	-	58	58
Premium paid on acquisition of fractional shares	-	-	8	8

Net cash used in financing activities	(395,537)	(1,458,398)	(76,750)	(373,082)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	788,994	280,052	(325,107)	(432,054)

Cash consolidated on January 1, 2006 due to merger of TSD, TLE and CRT (Note 1)	-	826,297	-	-

CASH AND CASH EQUIVALENTS
At the beginning of the year	1,401,996	855,751	1,180,858	2,114,102
At the end of the year	2,190,990	1,401,996	855,751	1,682,048

SUPPLEMENTAL CASH FLOW INFORMATION
Income and social contribution taxes paid	14,685	154,509	406,567	541,218
Interest paid	311,771	453,229	447,694	470,682

NONCASH TRANSACTION
Donation	13,286	19,254	9,159	14,034
Capitalized cost of disassembled and equipment	-	-	4,853	5,703
Transference to advance for suppliers	-	-	5,276	5,276
Write off of tax loss carryforward of subsidiaries	-	294,094	-	-
Unclaimed dividends and interest on shareholders' equity	11,936	22,728	-	-
Proposed dividends	-	16,808	-	-
Tax incentive	-	24,162	7,887	7,887
Transfer goodwill	-	259,069	133,370	191,480
Merged net assets, net of cash	-	3,761,352	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S/A (“Company”) - formerly Telesp Celular Participações S/A - is a publicly traded corporation which at December 31, 2007 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda. that jointly hold (treasury shares excluded) 62.95% of the Company’s total capital.

Brasilcel N.V. is jointly controlled by Telefonica S/A (50% of total capital), PT Móveis Serviços de Telecomunicações SGPS S/A (49.999% of total capital) and Portugal Telecom SGPS S/A (0.001% of total capital).

The wholly-owned subsidiary Vivo S.A. (Vivo) is a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted for the areas of service described below:

Expiration date of
Operation area	authorization

Areas 1 and 2:
São Paulo	August 05, 2008
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	January 20, 2009

Area 3:
Rio de Janeiro	November 29, 2020
Espírito Santo	November 30, 2008

Area 5:
Paraná and Santa Catarina	April 08, 2013

Area 6:
Rio Grande do Sul	December 17, 2022
Areas 7 and 8:
Distrito Federal	July 24, 2021
Góias and Tocantins	October 29, 2008
Mato Grosso	March 30, 2009
Mato Grosso do Sul	September 28, 2009
Rondônia	July 21, 2009
Acre	July 15, 2009
Amazonas, Roraima, Amapá, Pará and Maranhão	November 29, 2013

Area 9:
Bahia	June 29, 2008
Sergipe	December 15, 2008

The authorizations granted may be renewed just once, for a 15-year period, against a payment every two years of rates equivalent to 2% (two percent) of revenues for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service. Vivo, in the states of Rio de Janeiro, Rio Grande do Sul and in Distrito Federal (Brazilian federal district) had their authorizations extended by Act No. 54,324 of November 28, 2005; No. 59,121 of June 20, 2006; and No. 59,120 of June 20, 2006, respectively.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The authorizations that need to be renewed in 2008 are already in the process of renewal by the regulatory agency. In the Company’s opinion the regulatory agency’s renewal of such authorization is probable.

The subsidiary's business and the services it may provide are regulated by the National Telecommunications Agency (ANATEL), the regulator for telecommunications services in Brazil, in accordance with Law No. 9,472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

On February 22, 2006, the General Shareholders’ Meeting approved the merger of shares of Tele Centro Oeste Celular Participações S/A (“TCO”) to be converted into a wholly-owned subsidiary of Vivo Participações S/A and the merger of Tele Sudeste Celular Participações S/A (“TSD”),Tele Leste Celular Participações S/A (“TLE”) and Celular CRT Participações S/A (“CRTPart”) into the Company, as described in the Notice of a Material Fact dated December 4, 2005.

The results of the merged companies from January 1 to February 22, 2006 were consolidated in the Company’s statement of operations for the year ended December 31, 2006, as agreed in the merger protocol.

Auction of share fractions

On April 19 and 24, 2006 auctions were held on the Sao Paulo Stock Exchange – BOVESPA to place 641,766 shares (310,366 common shares under code VIVO3 and 331,400 preferred shares under code VIVO4) on the “Free Float” market, corresponding to the fractions determined in the exchange of shares of Tele Sudeste Celular Participações S/A, Tele Centro Oeste Celular Participações S/A, Tele Leste Celular Participações S/A and Celular CRT Participações S/A for shares of Vivo Participações S/A resulting from the Corporate Restructuring approved by the Special Shareholders’ Meeting of February 22, 2006. The amounts determined on the sale are at the disposal of the holders of these share fractions at any branch of Banco ABN Amro Real S/A, the depositary entity of the book-entry shares of Vivo Participações S/A.

Corporate Restructuring

At the Extraordinary Shareholders’ Meeting held on October 31, 2006, the merger by the wholly-owned subsidiary Global Telecom S/A of the other wholly-owned subsidiaries of Vivo Participações S/A, namely Telergipe Celular S/A, Telebahia Celular S/A, Telerj Celular S/A, Telest Celular S/A, Celular "CRT" S/A, Telesp Celular S/A and Tele Centro Oeste Celular Participações S/A, as well as of the latter’s subsidiaries Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A, Teleacre Celular S/A and Norte Brasil Telecom S/A was approved.

The objective of the Corporate Restructuring was intended to simplify the corporate and operational structure, by unifying the general business management of the operating companies, which were concentrated in a single operating company controlled by the Company. Additionally, it was planned to optimize synergies between the companies involved, following the process which began with the Corporate Restructuring approved at the special shareholders’ meetings held on February 22, 2006. Similarly and simultaneously with the Corporate Restructuring accomplishment, the name of Global Telecom S/A was changed into Vivo S/A (“Vivo”).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The merger of the subsidiaries was previously approved by ANATEL on July 25, 2006 by the Act No. 59,867, published in the Federal Official Gazette (DOU) on July 27, 2006.

By the fact that the Corporate Restructuring did not directly involve Vivo Participações S/A, and was restricted to its subsidiaries, the Company’s capital and shareholders' equity as well as its shareholding structure and the rights derived from the shares it issued did not undergo any change.

Acquisitions - Telemig Participações S.A. and Tele Norte Participações S.A.

On August 02, 2007, in accordance with the terms of the Instruction CVM no. 358, of January 03, 2002, the Company announced a stock purchase agreement with Telpart Participações S.A. ("Telpart") to acquire (i) 72,581,089,368 (seventy-two billion, five hundred eighty-one million, eighty-nine thousand, three hundred sixty-eight) common shares and 9,699,320,342 (nine billion, six hundred ninety-nine million, three hundred twenty thousand and three hundred and forty-two) preferred shares of Telemig Celular Participações S.A. ("Telemig Participações"), corresponding to 53.90% of voting capital, 4.27% of non-voting capital and 22.72% of total capital; and (ii) 64,633,961,594 (Sixty-four billion, six hundred thirty-three million, nine hundred sixty-one thousand, five hundred ninety-four) common shares and 185,778,351 (one hundred eighty-five million, seven hundred seventy-eight thousand, three hundred fifty-one) preferred shares of Tele Norte Celular Participações S.A. ("Tele Norte Participações"), corresponding to 51.86% of voting capital, 0.09% of non-voting capital and 19.34% of total capital (the Acquisition").

Telemig Participações is the controlling shareholder of Telemig Celular S.A. ("Telemig Celular"), which is the SMP - Personal Mobile Service provider in Area 4 of Region 1 of the General Plan of Authorizations of SMP, that covers the State of Minas Gerais. Tele Norte Participações is the controlling shareholder of the Amazônia Celular S.A. ("Amazônia Celular"), which is the mobile service provider of SMP in Area 8 of Region 1 of the General Plan of Authorizations of SMP, that embraces the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

The permission of the sale and purchase agreement was approved by the general meetings of shareholders of the Company and of Telpart held on August 21, 2007. The conclusion of the Acquisition ("Closing") is subjected to certain conditions precedent set forth in the stock purchase agreement, including, without limitation, the approval by ANATEL.

The agreement, in its clause 7.1 letter (g), establishes that the sale can be cancelled, amongst other situations: for any one of the parties if the Closing does not take place up to March 31, 2008 ("Date of Rescission"), being established that (a) Telpart will have the right to prorogue the cited Date of Rescission up to June 30, 2008, only if, up to March 31, 2008, the only other condition for the Closing is the consent of ANATEL to the transfer of control of any companies involved in the operation; and (b) the Company will have the right to prorogue the Date of Rescission up to September 30, 2008, only if, up to March 31, 2008, the only other condition for the Closing is any of the following events: (i) neither definitive restraining order or another order, decree or rule issued by a Governmental Authority, nor any Law promulgated or approved for any Governmental Authority, will have to be valid to forbid, to restrict or to hinder the conclusion of the closing, and (ii) all the corporate authorizations included in the contract will have also to be valid and should not have to be suspended for any judicial lawsuit court. Telpart and the Company, as the case, will have to notify in writing to the other party concerning its intention to previously prorogue the Date of the Rescission in or as of March 31, 2008.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The price agreed in the stock purchase agreement is of R$1,213,100,000.00 (the "purchase price"), that corresponds to: (i) R$1,093,090,107.00 for the shares held by Telemig Participações in Telpart, represented by R$14.21 per lot of 1,000 common shares of Telemig Participações and R$6.39 per lot of 1,000 preferred shares of Telemig Participações and, (ii) R$120,009,893.00 for the shares held by Tele Norte Participações owned by Telpart, represented by R$1.85 per lot of 1,000 common shares of Tele Norte Participações and R$0.66 per lot of 1,000 preferred shares of Tele Norte Participações. The Purchase Price to be paid by Vivo Participações implies R$2,488.29 for common shares of Telemig Celular and of R$56.72 for lot of 1,000 common shares of the Amazônia Celular. The references to the Purchase Price regarding each type of shares relate to the prices for lots of 1,000 shares, in order to be consistent with the form in which such shares are trade on the market (except with respect to Telemig Celular shares, which are traded on a per share basis).

From the execution of the stock purchase agreement until the date of the Closing, the Purchase Price will be indexed by the Brazilian daily – CDI rate and will be subjected to certain adjustments as contemplated in the stock purchase agreement. Moreover, the prices for share mentioned before will be further adjusted to reflect the result of ongoing reverse split processes approved at shareholders’ meeting of Telemig Participações, Tele Norte Participações and Amazônia Celular all held on July 12, 2007.

At October 23, 2007, in the meeting of the ANATEL’s Board of Directors the acquisition of Telemig Participações S.A. for the Company was approved unanimously by votes (5 to 0). This approval was published on November 06, 2007, by the Act nº 68,401, still pending the approval of the acquisition of Tele Norte Participações S.A. shares. The acquisition still depends of approval by the Administrative Council of Economic Defense - CADE. As a reminder the financial closing of the acquisition will only take place when ANATEL also approves Tele Norte Participações S.A.

Preferred shares of non-conforming shareholders

On November 21, 2007, the Ordinary Meeting of the Board of Directors approved the replacement in the "Free Float" of 7 (seven) preferred shares held in treasury by the Company and previously withheld by the shareholders who had relatively exercised the right to withdraw due to the acquisition of control of Telemig Participações and Tele Norte Participações and, indirectly, of its respective controlled companies, Telemig Celular and Amazônia Celular.

Selling - Tele Norte Participações SA

On December 20, 2007 in accordance with the terms of Instruction CVM 358 of 01/03/02, the Company announced that a stock purchase agreement was signed with Telemar Norte Participações, in order to sell the shares of Tele Norte Participações, which Telpart Participações S.A. (“Telpart”) had previously undertook to sell and transfer to the Company under the terms of the stock purchase agreement dated as of August 02, 2007.

Therefore, with the sale of shares of Tele Norte Participações, the Company believes that any eventual regulatory issues will be resolved, which may be impacting the deliberation by ANATEL of the acquisition of shares of Tele Norte Participações, and makes possible the closing of the transaction agreed with Telpart.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The sale agreement with Telemar Norte Leste S.A. was agreed to be made in the amount of R$120.009.893,00 (one hundred, twenty million, nine thousand, eight hundred ninety-three Reais) and is subject to the monetary update set forth in the Stock Purchase Agreement and that is equivalent to the price paid by Vivo Participações for the same shares under the terms of the Original Agreement signed on August 02, 2007.The sale shall be concluded as soon as certain conditions precedent set forth in the Stock Purchase Agreement are implemented, including the approval of the transaction by ANATEL.

Auction of the Frequencies 1,9 Mhz

On September 25, 2007, the Company, through its subsidiary VIVO S.A. was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná) and of lot 20 (North of Brazil), after opening the proposals carried through in that date in the headquarters of ANATEL. Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP. Accordingly, Vivo managed to complete its last coverage gap and will be soon operating in the whole Brazilian territory.

In order to achieve this benchmark, Vivo offered 50.60% average premium over the minimum price set in the auction call notice. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the auction call notice, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, which term is always counted as from the date of execution of the Term of Authorization referring to this bidding process. The resultant amount of the governmental bidding for Vivo totaled R$50.3 million, without including the lots of state of Minas Gerais. The licenses are for a period of 15 years, subject to a one-time renewal period of 15 years, dependent of ANATEL’s approval.

Auction of the Frequencies of 2,1 Mhz (3 G)

On December 20, 2007, the Company, through its subsidiary, announces that it was the winning bidder in the Band J lots, with 10 + 10 MHz width, with exception of the areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the auction call notice. For all Band J lots acquired, the Vivo offer was approximately R$1.1 billion for a period of 15 years, subjected to a one-time renewal period of 15 years. The total amount or 10% should be paid at the time of the execution of the Terms of Authorization. The remaining 90% may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Sector Index - IST variation, plus 1% monthly.

Agreement between Telefonica and Telecom Italy

In October of 2007, TELCO S.p.A. (in which Telefonica S.A holds a participation of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefonica S.A. has joint control of Vivo, through its joint venture with Portugal Telecom. Telecom Italia has controlling interest in TIM Participações S.A (TIM), which is a mobile operator in Brazil. As result of the acquisition of its interest in Telecom Italia, Telefonica S.A. is precluded from having any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the normal course of business for inter-operator transactions which are regulated by the ANATEL.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

For the year ended December 31, 2007, inter-operator revenues and costs relating to Telecom Italia group of companies were R$147,697 and R$110,599, respectively.

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements are presented in accordance with accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, standards applicable to concessionaries of public telecommunication services and accounting standards and procedures established by the Brazilian Securities Commission (“CVM”).

The statements of operations, changes in financial position and cash flows for the year ended December 31, 2005 do not include the effects of the mergers mentioned in Note 1, and, consequently, are not comparable with the financial statements as of December 31, 2007 and 2006.

Since the companies merged in 2006 are under common control with Vivo Participações from December 28, 2002, the Company has presented combined statements of operations, changes in shareholders’ equity, and changes in financial position and cash flows, reflecting the operations of Vivo Participações combined with those of TSD, TLE and CRT. In preparing these combined financial statements, the acquisition of minority interest in TCO was accounted for on February 22, 2006. The combined financial statements have not been presented in the Company’s statutory filings.

Intercompany assets, liabilities, revenues and expenses balances were eliminated on consolidation. The consolidated financial statements include monetary restatement of property, plant and equipment and shareholders’ equity through December 31, 1995, in accordance with legislation in force.

The authorization for conclusion of the local financial statements by management occurred in the Officer’s Board meeting carried through at January 21, 2008.

Some accounts of the consolidated income statement for the year ended on December 31, 2006 were reclassified to allow the comparison, as follows:

• Reclassification of depreciation of handsets available to corporate customers free of charge (“comodato” agreement): from general and administrative expenses to selling expenses;

• Reclassification of revenues related to commercial incentives (cash rebates): from other operating income to selling expenses.

	Prior 2006 Statement		2006 Statement of
Accounts	of operations	Reclassification	operations

Selling expenses	(3,787,500)	36,430	(3,751,070)
General and administrative expenses	(1,112,184)	12,436	(1,099,748)
Other operating income	541,928	(48,866)	493,062

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Additionally, pursuant to CVM Resolution No. 489/05 , as from 2006, the amounts of escrow deposits linked to the provision for contingencies are presented as deductions from the related liabilities.

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to US GAAP.

In order to facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in Brazilian Reais. Because Brazilian GAAP differs in certain significant respects from US GAAP, a reconciliation of the net income and shareholders equity from Brazilian GAAP to equivalent amounts prepared under US GAAP is provided herein (Note 37).

3. SUMMARY OF ACCOUNTING PRACTICES

a) Cash and cash equivalents

Cash and cash equivalents represent all available balances in cash and banks and highly liquid temporary short-term investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

b) Trade accounts receivable

The amounts billed are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of handsets and accessories.

c) Allowance for doubtful accounts

The allowance for doubtful accounts is provided for trade accounts receivable when collection is considered remote.

d) Translation of foreign currency transactions

Foreign currency transactions are recorded at the exchange rate at transaction date and the related balances are updated through the balance sheet date. The exchange variation is recognized in the statements of operations as part of financial net expense. Exchange variation and premiums related to derivative contracts are calculated and recorded monthly, regardless of the settlement dates.

e) Inventories

Consist of handsets and accessories stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value and for inventory considered obsolete or slow moving.

f) Prepaid expenses

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Stated at amounts disbursed for expenses which have not yet been incurred.

g) Other assets

Include subsidies on sales of handsets to the accredited agents, which are deferred and recognized in results as these handsets are activated. They also include the balances to be received from commercial agreements that are proceeding from current transactions between the subsidiary and its suppliers, primarily based on the volume of purchases and cost shared regarding marketing campaigns.

h) Goodwill

Represents goodwill recorded on acquisitions of consolidated subsidiaries. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company. Impairment is recognized on goodwill if the expected net cash flows generated from the acquired net assets is not sufficient to cover its book value.

i) Goodwill on merged subsidiary

Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular S.A. on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

j) Property, plant and equipment and intangible assets

It is stated at acquisition or construction cost, less accumulated depreciation and amortization calculated by the straight-line method based on the estimated useful lives of these assets (Notes 12 and 13). The costs incurred for repairs and maintenance that represent improvements and increases in capacity or useful life are capitalized, while other routine costs are charged to results of operations. The estimated costs to be incurred for asset retirement obligation of towers and equipment on leased property are capitalized (Note 21) and depreciated over the useful life of the equipment, not exceeding the term of lease agreements. The leasehold improvements are depreciated taking into account the economic useful life of the assets and the leasing term, whichever is shorter.

The interests and other financial charges over loans obtained from third parties, which are directly attributable to the acquisition and construction of the subsidiary’s network assets, are being capitalized during the construction-in-progress, in compliance with Deliberation CVM nº 193. The allocation of these financial charges to the results of operations is effected in accordance with the useful lives of related assets.

k) Deferred charges

It represents pre-operating expenses recorded during the start-up phase and are amortized using the straight-line method, over a ten-year period.

The premium paid on owned stores was recorded as deferred assets and is amortized over the term of the related agreements.

l) Accrual for customer loyalty program

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The subsidiary has implemented a customer loyalty program that enables users to accumulate points based on cellular services usage. These points may be exchanged for handsets in the future. The subsidiary records an accrual based on the points earned by customers at the balance sheet date, which is calculated based on the cost of the handsets and expected utilization taking in consideration the customer profile.

m) Taxes, Rates and Contributions

The service revenues are subject to the taxation of VAT state tax (“ICMS”), municipal tax over services provided (“ISS”) with applicable rates for each region and, VAT federal taxes (PIS and COFINS) in the cumulative method of taxation for revenue services of telecommunications, by the tax rate of 0.65% and 3.00%, respectively. For other revenues earned by the subsidiary, including revenues related to the resale of merchandise, in the non- cumulative method of taxation, by the tax rate of 1.65% and 7.60% for PIS and COFINS, respectively.

The credits generated by the non-cumulative method of taxation for PIS and COFINS are disclosed in the statement of operation as a deduction of costs of merchandise sold.

The advanced amounts or available for future tax offset are classified as current assets and non-current, in accordance with estimated period of realization.

The taxation on profits consists of income tax and social contribution calculated based on the taxable income (adjusted), to the applicable tax rate in accordance with enacted law: 15%, plus an additional rate of 10% when the taxable income exceeds R$240 annually and 9% for the social contribution.

The deferred income tax and social contribution assets are comprised of carryforward income tax and social contribution losses and temporary differences, based on the enacted rates of the mentioned taxes. This is in accordance with the provisions of Deliberação CVM No. 273, as of August 20, 1998 and Instrução CVM No. 371 as of June 27, 2002, and taking into consideration the taxable income to be generated in the future based on the business plan approved by Board of Directors.

n) Advertising expense

Advertising costs are charged to expense as incurred and amounted to R$323,660, R$320,186 and R$268,713 for the years ended December 31, 2007, 2006 and 2005, respectively.

o) Loans, financing and debentures

Loans and financing are remeasured for monetary and/or exchange variations and accrued interests to the balance sheet date.

p) FISTEL fees

The Telecommunications Inspection Fund (FISTEL) fees, which are paid on activation of new subscribers generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period of 24 months.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

q) Provision for contingencies

The provision for contingencies is recorded based on management and the Company and subsidiary’s external legal counsel evaluation in respect of the probable outcome of pending cases and is adjusted to the balance sheet date based on the probable amount of the loss, in accordance with the nature of each contingency.

r) Pension and post-retirement benefit plans

Actuarial liabilities are calculated by projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded immediately in income (loss) for the year. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of a reduction of future contributions, surpluses are not recognized (Note 32).

s) Revenue recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are estimated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used. Revenue from the sale of handsets and accessories, effected in owned stores, is recorded at the time of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

t) Net financial expense

It represents interest, monetary and exchange variation resulting from temporary cash investments, loans and financing obtained and granted.

u) Derivatives

The Company and its subsidiary maintain certain foreign currency derivative contracts to manage their exposure to exchange rate fluctuations in relation to their foreign currency cash flow. These derivative contracts are recorded at the exchange rates in effect at the balance sheet date, and premiums paid or received in advance are deferred and amortized over the effective period of the contracts. Gains and losses, realized or unrealized, based exclusively on contractual terms, are recorded as financial results.

v) Employees’ profit sharing

Employees are entitled a participation bonus based on the achievement of certain goals agreed upon with employees and their union at the beginning of each year. The amounts accrued reflect management’s best estimate of the amount to be paid.

w) Segment information

The subsidiary operates in one cellular telecommunications services segment.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

x) Earnings (loss) per thousand shares

Calculated based on the number of shares outstanding at balance sheet date.

y) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and of revenues, costs and expenses. Actual results could differ from these estimates.

4. CASH AND CASH EQUIVALENTS

	As of December 31,

	2007	2006

Cash and banks	328,256	82,927
Short-term investments	1,862,734	1,319,069

Total	2,190,990	1,401,996

Short-term investments earn mainly fixed interest rates, which are indexed by the interbank deposit rates (CDI), with immediate liquidity.

As of December 31, 2007, the subsidiary had financial investments pledged in guarantee of lawsuits and of loans and financing (Note 19.d), amounting to R$32,359 (R$38,601 in 2006) and R$27,108 (R$7,043 in 2006), respectively.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

5. TRADE ACCOUNTS RECEIVABLE, NET

	As of December 31,

	2007	2006

Receivables from unbilled services	414,192	320,281
Receivables from billed services	1,032,439	1,038,397
Receivables from interconnection fees	630,679	674,311
Receivables from goods sold	446,136	281,563
(-) Allowance for doubtful accounts	(344,701)	(353,306)

Total	2,178,745	1,961,246

The subsidiary has no client balances that represent more than 10% of net trade accounts receivable as of December 31, 2007 and 2006.

At December 31, 2007 the balance of accounts receivable includes R$269,026 (R$545,864 in 2006) related to co-billing with other telecom operators, which amounts were determined on the basis of statements of commitment, since contracts have not yet been signed by the parties. Pending matters related to the definition of responsibility for losses resulting from fraud have not yet been resolved, and depend upon decision by the regulating agency and agreement between the parties. The subsidiary does not expect any loss regarding these receivables.

The changes in the allowance for doubtful accounts are as follows:

	Years ended December 31,

	2007	2006

Balance at beginning of year	353,306	249,399
Additional allowance (Note 25)	365,740	720,496
Write-offs and recoveries	(374,345)	(723,931)
Merged assets	-	107,342

Balance as of at year end	344,701	353,306

6. INVENTORIES

	As of December 31

	2007	2006

Handsets	382,410	320,162
Accessories and other	7,330	6,002
Simcard (chip)	24,700	-
(-) Provision for obsolescence	(37,816)	(44,144)

Total	376,624	282,020

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

7. RECOVERABLE TAXES

	As of December 31,

	2007	2006

Income and social contribution taxes paid in advance	573,705	602,503
Withheld income taxes	81,368	28,145
Recoverable state VAT (ICMS) (a)	463,573	431,436
Recoverable federal VAT (PIS and COFINS)	241,516	307,580
Other recoverable taxes	34,870	59,928

Total recoverable taxes	1,395,032	1,429,592

State VAT (ICMS) on fixed assets – non-current (a)	82,323	48,270

Total	1,477,355	1,477,862

Current	707,471	784,342
Non-current	769,884	693,520

(a)
Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The non-current portion refers to ICMS paid on the purchase of property items, which are available for offset over a period of 48 months.

8. PREPAID EXPENSES

	As of December 31,

	2007	2006

FISTEL fee	110,304	47,277
Rent	16,459	17,007
Advertisement to be incurred	133,324	114,927
Financial charges	2,816	3,847
Other	25,889	20,128

Total	288,792	203,186

Current	228,922	181,872
Non-current	59,870	21,314

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

9. OTHER ASSETS

	As of December 31,

	2007	2006

Escrow deposits	101,036	85,716
Advances to employees	5,973	7,483
Credits with suppliers	52,232	3,338
Intercompany credits	10,661	4,167
Subsidies on handsets sold to dealers	45,982	37,335
Other assets	8,317	6,230

Total	224,201	144,269

Current	197,578	122,537
Non-current	26,623	21,732

10. DERIVATIVE CONTRACTS

The Company and subsidiary’s foreign-currency loans are denominated in U.S. dollars and Japanese yen and are translated at the exchange rates prevailing at December 31, 2007 and 2006, as follows:

	2007	2006

Exchange rate from R$ to US$	1.7713	2.1380
Exchange rate from R$ to Yens	0.015839	0.017954
Exchange rate from R$ to Euros	2.60753	2.815746

The forward and swap contracts described below were entered into in order to mitigate the Company’s and subsidiary’s exposure to foreign exchange variations.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

					Current assets		Non-current assets

		Notional amount buy		Forward swap/exchange	Book value on		Book value on
		(sell) (thousands)		rate	December 31		December 31

Issuance	Maturity date	2007	2006	2007	2007	2006	2007	2006

from 08/17/04	from 01/15/09
To	To
06/20/14	12/19/14	102,568 USD	482,261 USD	1.8123 to 3.003		-		-

from 08/30//07	from 02/02/09
to	To
12/10/07	08/19/09	17,123,604 JPY	50,044,022 JPY	0.0157 to 0.0173		-	115	-

from 09/13/06	from 01/02/09
to	to
05/22/07	02/09/10	210,000 BRL	110,000 BRL			-	3,720	135

Short-term
contracts		266,691 USD	511,904 USD	1.7916 to 2.997	36	1,298		-

Short-term
contracts		15,234 EUR	1,866 EUR	2.594	102	-		-

Short-term
contracts		48,941,680 JPY	241,616 JPY	0.0156 to 0.0192	743	-		-

Short-term
contracts		997,596 BRL	1,507,088 BRL		35	-		-

Total					916	1,298	3,835	135

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

					Current liabilities		Non-current liabilities

		Notional amount buy (sell)		Forward swap/exchange	Book value on		Book value on
		(thousands)		rate	December 31,		December 31,

Issuance	Maturity date	2007	2006	2007	2007	2006	2007	2006

from 08/17/04	from 01/15/09
to	To
06/20/14	12/19/14	102,568 USD	482,261 USD	1.8123 à 3.003	-	249,798	10,583	74,755

from 08/30/07	from 02/02/09
to	To
12/10/07	08/19/09	17,123,604 JPY	50,044,022 JPY	0.0157 à 0.0173	-	92,056	12,899	54,963

from 09/13/06	from 01/02/09
to	To
05/22/07	02/09/10	210,000 BRL	110,000 BRL			-		-

Short-term
contracts		266,691 USD	511,904 USD	1.7916 à 2.997	222,387	25,357		-

Short-term
contracts		15,234 EUR	1,866 EUR	2.594		171		-

Short-term
contracts		48,941,680 JPY	241,616 JPY	0.0156 à 0.0192	203,402	703		-

Short-term
contracts		997,596 BRL	1,507,088 BRL		3,872	4,144		-

Total					429,661	372,229	23,482	129,718

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

11. GOODWILL

Components and changes

	As of December 31,

	2007	2006

Goodwill on investment acquisitions, net	909,766	1,290,512
Provision for investment losses	(242,397)	(311,467)

Net balance	667,369	979,045

Changes in goodwill balances are as follows:

	As of December 31,

	2007	2006

Balance, net of provision for loss - beginning of the year	979,045	1,550,101
Amortization of goodwill paid on investment acquisitions	(311,676)	(311,987)
Transfer of tax benefit on goodwill to GT	-	(259,069)
Balance, net of provision for loss - end of the year	667,369	979,045

12. PROPERTY, PLANT AND EQUIPMENT, NET

12.1) Balances

	As of December 31,

	2007			2006

		Accumulated	Property and	Property and
	Cost	depreciation	equipment, net	equipment, net

Transmission equipment	7,515,674	(5,316,853)	2,198,821	2,002,026
Switching equipment	3,473,847	(2,105,727)	1,368,120	1,431,518
Infrastructure	2,507,440	(1,341,281)	1,166,159	1,161,294
Land	59,785	-	59,785	59,929
Buildings	282,869	(72,891)	209,978	214,900
Handsets equipment	1,893,738	(1,603,340)	290,398	292,944
Other assets	1,419,770	(910,599)	509,171	545,710
Construction in progress	498,957	-	498,957	737,158

Total	17,652,080	(11,350,691)	6,301,389	6,445,479

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

12.2) Depreciation rates

The useful lives of property, plant and equipment on a consolidated basis are as follows:

Useful lives

	2007	2006	2005

Transmission and other equipment	5 to 10	5 to 10	5 to 10
Switching equipment	5 to 10	5 to 10	5 to 10
Infrastructure	5 to 35	5 to 35	5 to 35
Buildings	25 to 35	25 to 35	25 to 35
Other assets	1.5 to 35	1.5 to 35	1.5 to 35

As of December 31, 2007, the subsidiary capitalized interests incurred on loans that were financing the work in process amounting R$11,175 (R$1,604 as of December 31,2006).

At December 31, 2007, the subsidiary had property and equipment offered as guarantee in lawsuits in the amount of R$ 109,158 (R$108,118 as of December 31, 2006), as shown below:

	As of December 31,

	2007	2006

Tax	98,614	97,034
Labor and civil	10,544	11,084

Total	109,158	108,118

During 2006, the subsidiary started offering services to the customers based on the Global System for Mobile Communications (GSM) technology. Management understands that the adoption of GSM will have no impact on amounts previously invested in the other technologies of its network.

12.3) Rentals

The Company, through its subsidiary rents equipment and building through a number of operating lease agreements that expire at different dates. Total annual rent expense under these agreements were R$300,891, R$280,833 and R$75,106 for the years ended December 31, 2007, 2006 and 2005, respectively, and combined was R$261,733 for the year ended December 31, 2005. Rental commitments, related primarily to facilities, including the future minimum rental payment, are as follows:

Year	Amount

2008	381,158
2009	363,679
2010	363,679
2011	339,893
2012	339,893
2013 and thereafter	1,554,809

Total	3,343,111

13. INTANGIBLE ASSETS

13.1) Balances

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

	As of December 31,

	2007			2006

		Accumulated	Intangible	Intangible
	Cost	amortization	net	net

Software user rights	3,203,376	(2,078,269)	1,125,107	1,135,026
Concession licenses	1,026,891	(627,864)	399,027	414,694
Other assets	35,511	(28,849)	6,662	12,359
Construction in progress	129,503	-	129,503	80,604

Total	4,395,281	(2,734,982)	1,660,299	1,642,683

13.2) Depreciation rates

The useful lives of intangible assets on a consolidated and combined basis are as follows:

	Useful lives

	2007	2006	2005

Software use rights	5	5	5
Concession license	5 to 15	5 to 15	15
Other assets	5 to 15	5 to 15	5 to 16.67

14. DEFERRED CHARGES, NET

	As of December 31,

	Annual amortization rate %	2007	2006

Pre-operating expenses
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General & administrative expenses	10	69,960	69,960

		351,587	351,587

Goodwill	(a)	26,861	24,794

Total Cost		378,448	376,381

Accumulated amortization:
Pre-operating expenses		(292,754)	(256,883)
Goodwill		(20,808)	(18,245)

Total of the amortizations		(313,562)	(275,128)

Total, net		64,886	101,253

(a) As per agreement periods.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

15. GOODWILL ON MERGED SUBSIDIARY, NET

	As of December 31

	2007	2006

Cost	84,265	84,265
Accumulated amortization	(59,687)	(51,261)

Total	24,578	33,004

The amount of goodwill is being amortized using the straight-line method over a ten-year period, based on the expected future profitability of Ceterp Celular S.A., the acquired company.

16. PAYROLL AND RELATED ACCRUALS

	As of December 31

	2007	2006

Wages and salaries	101,659	79,555
Accrued vacation and social security charges	62,128	64,132
Accrued benefits	9,685	12,938

Total	173,472	156,625

17. TRADE ACCOUNTS PAYABLE

	As of December 31,

	2007	2006

Suppliers	2,290,721	1,936,194
Interconnection / linking	193,093	176,938
Amounts to be transferred Long Distance (a)	314,573	389,471
Technical assistance – related parties	189,696	84,252
Other	81,225	40,158

Total	3,069,308	2,627,013

(a)	Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our clients and passed on to the long distance operators.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

18. TAXES PAYABLE

	As of December 31,

	2007	2006

Current taxes:

State VAT (ICMS)	514,688	493,796
Income and social contribution taxes	20,493	2,319
Federal VAT (PIS and COFINS)	122,048	71,133
FISTEL	25,689	3,420
FUST and FUNTTEL	9,008	7,496
Other taxes, fees and mandatory contributions	23,592	11,252

Total	715,518	589,416

Legal liabilities (CVM 489/05):

Federal VAT (PIS and COFINS)	7,566	56,108
CIDE (federal tax)	25,997	17,600
Other taxes, fees and mandatory contributions	3,250	3,055

Total	36,813	76,763

Total	752,331	666,179

Current	570,972	453,710
Non-current	181,359	212,469

Current Taxes:

At December 31, 2007, the non-current amount of R$168,850 (R$151,131 in 2006) of the long-term liability refers to ICMS - Programa Paraná Mais Emprego (a program to increase the number of jobs) resulting from an agreement with the state of Paraná involving the postponement of the ICMS payment. This agreement establishes that ICMS payment falls due always in the forty-ninth month after that on which ICMS was determined.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489 as of October 3, 2005, issued by the Brazilian Securities Commission (CVM), approved by IBRACON (Brazilian Institute of Independent Auditors) rule called NPC (Rules and Accounting Pronouncements) No. 22.

For financial statement purposes the amounts of judicial deposits of said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

a) PIS and COFINS

Vivo S.A. in the state of São Paulo was assessed (lawsuit No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, against credits derived from the excess of 1/3 of COFINS paid in 1999, after being offset against social contribution taxes. Conservatively, management maintained the amount of R$24,671 on the accounts as of December 31, 2007 and 2006, having made an escrow deposit for the same amount.

Law No. 9,718/98

On November 27, 1998, calculation of PIS and COFINS was amended by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized deduction of up to 1/3 of the COFINS amount from the amount of CSLL and (iii) indirectly increased the COFINS and PIS due by the subsidiary, by ordering the inclusion of revenue in excess of billing in the calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the unconstitutionality of the changes in the calculation bases of contributions to PIS and COFINS introduced by Law No. 9,718/98, which had been the object of innumerous lawsuits brought by taxpayers in general and by the Company and its subsidiary.

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

Thus, the Company and its subsidiary maintain accrued the relative income in excess of billing, which is being, argued judicially. On November 30, 2007, a final decision was issued related to one of the cases in discussion (Recurso Extraordinário No. 567,584 – Vivo in the state of Rio de Janeiro), resulting the reversal of the provision totaling R$52,109. On December 31, 2007 an amount of R$9,969 (R$58,511 in 2006) was still recorded on the subsidiary’s books, having made escrow deposits of R$2,403.

b) CIDE – Contribution of Intervention of Economic Dominium

It refers to administrative and judicial discussion in order to avoid the taxation of CIDE on remittances of funds abroad, related to the technology transfer agreements, licensing of trademarks and software, etc. Conservatively, management maintained the amount of R$70,342 (R$55,466 in 2006) recorded as of December 31, 2007, having made escrow deposits amounting to R$44,345 (R$37,866 in 2006).

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

c) Other taxes and contributions

On December 31, 2007, an amount of R$3,250 (R$3,055 as of December 31, 2006) was recorded, related to assessments issued by tax authorities (i) ISS on rental services of goods, support activities and additional services; (ii) income taxes on derivative operations and (iii) social security contribution (“INSS”).

Below are the changes in the legal obligations arising from compliance with CVM Resolution No. 489/05:

	Legal	(-) Escrow
	Obligations	deposits	Total

Balance as of December 31, 2005	180,773	(49,150)	131,623

Reversal	(138,410)	(5,397)	(138,410)
Additions	8,631		3,234
Monetary restatement	14,760	-	14,760
Amounts recorded in connection with the merger	75,949	(10,393)	65,556

Balance as of December 31, 2006	141,703	(64,940)	76,763
Reversals	(52,262)	(6,479)	(52,262)
Additions	16,684		10,205
Monetary restatement	3,402	-	3,402
Payments	(1,295)	-	(1,295)

Balance as of December 31, 2007	108,232	(71,419)	36,813

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

19. LOANS, FINANCING and DEBENTURES

a) Breakdown of debt

a.1.) Loans and Financing

				As of December 31,

Description	Currency	Interest	Maturity	2007	2006

			01/16//08 to
Resolution 2770	US$	1.00% p.a. to 6.24% p.a.	10/10/08	406,651	928,388

			02/01/08 to
Resolution 2770		¥0% to 4.38% p.a.	12/04//08	555,639	771,695

Resolution2770	R$	IGP-M + 9.45% p.a.	02/09//10	118,618	111,666

European Investment			01/14/08 to
Bank –BEI	US$	1.4% p.a. + Libor to 4.47% p.a.	12/19/14	270,087	240,482

Compror	US$	19.45% p.a.	01/02/08	13,623	33,456

			01/07/08 to
Compror		¥1.00% p.a. to 27.5% p.a.	08/19/09	490,769	131,133

Compror	EUR	5.15% p.a.	01/21/08	39,724	-

			01/15/08 to
BNDES	URTJLP	TJLP + 3.5% p.a. to 4.6% p.a.	08/15/14	675,192	163,795

			01/15/08 to
BNDES	UMBNDES	3.5% p.a. to 4.6% p.a.	07/15/11	9,994	28,075

Commercial Paper	US$			-	448,980

Bank of the
Northeast of			01/29/08 to
Brazil - BNB	R$	11.5% p.a.	01/29/15	164,810	-

Others	R$	Column 27 FGV	10/25/08	426	851

Investment
acquisition "TCO"	R$	100% CDI + 1% p.a.	04/25/08	10,697	10,697

Interest				85,298	82,219

Total				2,841,528	2,951,437

Current				1,444,124	1,541,389
Non-current				1,397,404	1,410,048

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

a.2) Debentures

				As of December 31,

Description	Currency	Interest	Maturity	2007	2006

		103.0% CDI to	02/01/08 to
Debentures	R$	104.2% CDI	05/01/15	1,500,000	1,500,000

Interests				39,912	48,956

Total				1,539,912	1,548,956

Current				539,912	48,956
Non-current				1,000,000	1,500,000

b) Maturities – long-term

On December 31, 2007, the maturities of the long-term portion of loans, financing and debentures are as follows:

Year
2009	360,170
2010	301,423
2011	157,578
2012	146,452
After 2013	1,431,781

Total	2,397,404

c) Restrictive Covenants

The subsidiary has financing agreements with the Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Bank for Social and Economic Development), which balance as of December 31, 2007 was R$685,186 (R$191,870 in 2006). In accordance with the contract, there are several economic and financial indexes that must be determined on a six-month and annual basis. At year end the financial indexes established in the contract were met by the subsidiary.

As of December 31, 2007 the subsidiary has loans agreement with European Investment Bank, which balance as of December 31, 2007 amounted to R$270,087 (R$240,482 in 2006). At year end, the economic and financial indexes established in the contract were met by the subsidiary.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

d) Collateral

On December 31, 2007, for the subsidiary's loans and financing, denominated in local currency, amounting to R$849,996, being R$164,810 from Banco do Nordeste do Brasil – BNB, R$675,192 from BNDES (indexed by URTJLP) and R$9,994 at BNDES (indexed by UMBNDES), the following guarantees were provided:

Banks		Collateral

BNDES	•	Contract (VIVO-2007) R$612,946: Referring guarantee in receivables 15% of the debt balance or 4 (four) times the major value of installment, of the highest value.
	•	Contract (VIVO-"NBT/TCO") R$3,195: 100% of the receivables and more CDB are pledged to an amount equivalent to the two due installments .
	•	Contract (VIVO-"GT") R$76,826: 45% of the receivables are pledged referring to revenue of services
	•	Vivo Participações is intervening guarantor in these contracts with the BNDES.

Banco Europeu de Investimento – BEI	•	Commercial risk guaranteed by Banco Espirito Santo, BBV, Rabobank and BBVA Portugal
	•	Vivo Participações is intervening guarantor in these contracts with Banco Espírito Santo.

Banco do Nordeste do Brasil S.A.	•	Bank guarantee granted by Banco Bradesco S.A. an amount equivalent to 100% of the debit balance of the financing obtained.
	•	Establishing a liquidity fund comprising financial investments at an amount equivalent to three amortization installments by reference to the average post-grace period installment
	•	Vivo Participações is intervening guarantor

e) Debentures

On August 1, 2007 the second renegotiation of the first public issue of debentures was completed, consisting of 5,000 (five thousand) simple, non-convertible and non-guaranteed debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008. The renegotiation involving the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, and a reduction in the rate to 103% of CDI also took place.

Within the scope of the First Security Distribution Program announced on August 20, 2004, in the amount of R$2,000,000 (two billion Reais) , the Company issued debentures on May 1, 2005 in the amount of R$1,000,000 (one billion Reais) with a 10 year-term as from the date of issuance.

The Offering was comprised by the issuance of 100,000 simple, non-convertible, unsecured debentures with a par value of R$10 (ten thousand Reais), totaling R$1,000,000 (one billion Reais), in two series, being R$200,000 (two hundred million Reais) in first series and R$800,000 (eight hundred million Reais) in the second series, with final maturity on May 1, 2015. The debentures are subject to interest, payable on a six-month period basis, corresponding to 103.3% (first series) and 104.2% (second series) of the

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

accumulated daily average rates for DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Center for Custody and Financial Settlement of Certificates and Bonds (CETIP).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

On July 11, 2007, the Board of Directors approved the following conditions for renegotiation of the debentures of its first series, whose characteristics are:

a) Maturity Term of Remuneration: the new maturity term of the remuneration (being this the "Third Maturity Term of the Remuneration") will be of 12 months, as from August 01, 2007 to August 01, 2008. During this time, the remuneration conditions defined herein will remain unchanged;

b) Remuneration: during the Third Maturity Term of the Remuneration, the debentures will be entitled to a remuneration of 103% (one hundred three percent) of the average rate of interbank deposits for one day, denominated “Extra Group Overnigth Interbank Deposit”, calculated according to the rule established in the clause 4.8.1 of the legal document of first Issuance of the Debentures;

c) Payment Period of the Remuneration: during the Third Maturity Term of the Remuneration, the payment of the remuneration will be made on February 01, 2008 and August 01, 2008, until the date of closing of the Third Maturity Term of the Remuneration, the first payment to be made on February 01, 2008; and

d) Guarantee: the guarantee represented by the collateral granted by Vivo S.A. ("Guarantor") will remain unaffected for the new remuneration period.

20. PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to judicial proceedings that originated administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been set up concerning such proceedings considered as probable losses.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Components of the provisions are as follows:

	As of December 31,

	2007			2006

		(-) Escrow
	Provision	deposits	Net	Net

Tax	6,752	-	6,752	2,942
Civil	190,714	(39,971)	150,743	102,541
Labor	62,275	(20,366)	41,909	41,140

Total	259,741	(60,337)	199,404	146,623

Current			81,395	61,911
Non-current			118,009	84,712

The changes in the provision for contingencies are as follows:

	Years ended December 31,

	2007	2006

Balance at beginning of year	146,623	212,784
Additional provisions, net of reversals (Note 24)	184,594	109,550
Monetary variation	1,468	8,837
Payments	(128,400)	(220,434)
Provisions recorded in connection with merger	-	78,064
Additional escrow deposits	(4,881)	(42,178)

Balance at year end	199,404	146,623

20.1. Tax proceedings

The following is the legend related to the taxes and contributions shown on this footnote:

- IRPJ – federal income tax
- CSSL – federal social contribution on income
- COFINS – federal VAT
- PIS – federal VAT
- ICMS – state VAT
- ISS – municipal tax on services provided
- IRRF – withholding taxes
- IOF – federal financial transaction tax
- FUST – federal tax that serves to provide funds designed to cover the parcel of the cost attributable exclusively to the fulfillment of universal service targets of the telecommunication services that cannot be recovered through the efficient performance of services.
- FUNTTEL – federal tax that serves to stimulate technological development, the qualification of human resources, and job generation and to promote the access of small and medium companies to capital resources, so as to broaden the competitiveness of the Brazilian telecommunications industry.
- FISTEL - federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections.

20.1.1. Probable losses

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

a) ICMS

Based on the opinion of its external legal counsel, Vivo S.A. in the state of Espírito Santo recorded a provision of R$2,606 as of December 31, 2007 (R$587 in 2006), referring to tax suits, currently under dispute in the administrative court.

b) Other

On December 31, 2007, a provision of R$4,146 (2,355 in 2006) was recorded for various tax suits, based on the opinion of its external legal counsel.

20.1.2. Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that settling the matters listed below will not have a materially adverse effect on its financial position.

a) ICMS

In the states of Acre, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima, Amazonas and in the Brazilian federal district (Distrito Federal) Vivo S.A. received tax assessments totaling R$67,489 as of December 31, 2007 (R$77,186 in 2006), mainly in respect of: i) ICMS on occasional or complementary services that do not constitute telecommunications services; ii) ICMS on international calls made from Brazil; iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; iv) ICMS on nonremunerated provision of telecommunications services, consisting of the donation of credits to be used in the prepaid service plan; v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; vi) alleged failure to comply with supplementary obligations and vii) others relating to the sale of goods.

In the state of Paraná Vivo S.A. received tax assessments totaling R$3,981, as of December 31, 2007 (R$1,336 in 2006) in respect of late payment of ICMS.

In the state of Bahia Vivo S.A. received tax assessments totaling R$43,686, as of December 31, 2007 (R$35,953 in 2006), mainly in respect of: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; ii) failure to reverse ICMS credits relative to handsets provided for rental and “free lease”; iii) late payment of ICMS in the period February to March 1998; iv) ICMS due on complementary communications services; v) failure to reverse ICMS credit in relation to long distance and call center and vi) ICMS on sign-up fees.

In the state of Sergipe Vivo S.A. received tax assessments totaling R$17,523, as of December 31, 2007 (R$18,628 in 2006), mainly in respect of: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free lease”; iii) ICMS on provision of handsets on consignment and iv) ICMS due on complementary communications services.

In the state of Espírito Santo Vivo S.A. received tax assessments totaling R$6,900, as of December 31, 2007 (R$7,926 in 2006), mainly in respect of: i) incorrect ICMS credits and ii) failure to write up trade notes.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

In the state of Rio de Janeiro Vivo S.A. received tax assessments totaling R$148,484, as of December 31, 2007 (R$77,615 in 2006), mainly in respect of: i) ICMS due on complementary communications services; ii) ICMS on sign-up fees; iii) ICMS on calls originating from administrative and test terminals; iv) ICMS due on services provided to other telecommunications operators to clients not eligible for exemption; v) ICMS on international calls; vi) failure to reverse proportionally ICMS tax credit on the acquisition of fixed assets; and vii) ICMS on provision of unpaid telecommunications services and viii) ICMS on electric power. Vivo S.A. in the state of Rio Grande do Sul received tax assessments totaling R$25,877, as of December 31, 2007 (R$86,421 in 2006), mainly in respect of: (i) ICMS on international calls; (ii) late payment of ICMS and (iii) ICMS on electric power.

Vivo S.A. in the state of São Paulo received tax assessments totaling R$99,965, as of December 31, 2007 (R$65,874 in 2006), mainly in respect of: (i) incorrect ICMS credits and (ii) undue credit referring to posting values as extemporary credits.

Some of the discussions above are in the administrative sphere and others in judicial court.

b) PIS and COFINS

b.1) Increase in the Calculation Base

Vivo S.A. in the state of São Paulo received assessments (lawsuits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,652, as of December 31, 2007 (R$2,526 in 2006), as a result of the increase in PIS and COFINS calculation bases. The assessments related to administrative court are awaiting the decision of Special Appeal.

b.2) Derivative Operations

Vivo S.A. in the state of Bahia received a COFINS assessment of R$9,068, as of December 31, 2007 (R$8,416 in 2006), relating to losses incurred on derivative operations in determining the calculation base for this contribution. The assessment is awaiting judgment in the second administrative instance.

c) ISS

c.1) ISS on Tariff for Use of the Mobile Network

On the understanding that assignment of the use of the telecommunications networks constitutes a communications service subject to ICMS, and not rental of movable assets, Vivo S.A. in the state of Bahia and Vivo S.A. in the state of Rio Grande do Sul were assessed by their respective municipalities, which are demanding payment of ISS on the tariff for use of the mobile network (TUM). On December 31, 2007, the amount involved is R$109,561 (R$102,614 in 2006).

c.2) ISS on Supplemental Service.

As of December 31, 2007, Vivo S.A. in the states of Amazonas, Mato Grosso, Mato Grosso do Sul, Paraná, Rio de Janeiro, Rio Grande do Sul, Roraima, Espírito Santo and São Paulo maintains discussions related to the ISS, amounting to R$34,386 (R$18,048 as of December 31, 2006), whose main object are: i) ISS on supplemental services of telecommunications, value added to the telecommunications, advertising, qualification, identification of calls and signature in telecommunications; ii) no retention of the ISS on consultant services provided by Telefónica International (TISA) to the subsidiary .

The proceedings referred to c.1 and c.2, above, are being discussed in both administrative and others in the judicial court.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

d) IRPJ, IRRF and CSLL
Vivo S.A. in the state of Rio de Janeiro received tax assessments amounting to R$154,474, as of December 31, 2007 (R$210,449 in 2006), in respect of: i) the use of part of the negative CSLL calculation base determined by the Company and its subsidiary in 1997, originated from a partial spin-off; ii) alleged underpayment of IRPJ and CSLL, due to the fact that the inspectors did not accept the deductibility of certain expenses; iii) alleged underpayment of IRRF on overseas remittances and iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in the Company and subsidiary’s declared tax loss. The discussions above are in the administrative court.

e) IRRF, IOF and PIS

In May of 2007, the Company was mentioned in tax foreclosures totaling R$22,364, as of December 31, 2007, since tax authorities have not homologated (approved) the compensation of the negative balance of IRPJ for the fiscal year 2000. The DRF – Delegacia da Receita Federal (Regional Brazilian Internal Revenue Service) did not approve some expenditures included in the Company’s income tax return, therefore, cancelled the credit balance of IRPJ used for offset and still caused the accumulation of debt balance. Decision of first judicial instance is pending.

f) IRPJ

The Company assumed the assessments received by its subsidiary “TLE” amounting to R$5,908 as of December 31, 2007 (R$5,438 in 2006) charged on underpayment, arising from the excess paid to FINOR, FINAN or FUNRES (tax incentives in Brazil), as calculated during the review of the Company’s income tax return - excess of investment in tax incentives. Decision of second judicial instance is pending.

g) PIS, IRPJ and CSLL

In September of 2007, Vivo S.A. in the state of Pará filed a lawsuit aiming to cancel the several federal taxes payable on behalf of one of the merged companies called Norte Brasil Telecom S.A. These taxes were activated in the SIEF system (one of the Brazilian Internal Revenue Service systems) due to information provided in specific compensation tax returns (DCOMP – Declaração de Compensação and PER/DCOMP – Declaração de Compensação, which is sent electronically), which were not homologated by Secretaria da Receita Federal do Brasil (Brazilian Internal Revenue Service), totalizing R$14,607, as of December 31, 2007. The discussion is pending for conclusion in the second judicial instance.

h) FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed its understanding that: (i) revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation base; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation base for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, the subsidiary filed a writ of mandamus challenging the legality of this requirement, and obtained a favorable judgment in the first instance.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

At December 31, 2007 the amount notified by ANATEL is R$131,953 (R$64,772 as of December 31, 2006).

i) FUNTTEL

The subsidiary petitioned mandamus directly to the Managing Chairman of the board of the FUNTTEL and the Temporary Secretary of the Ministry of Communications in order to assure its right to calculate and to pay the contributions to FUNTTEL, in the terms of Law No. 10,052, as of November 28, 2000, without the inclusion of amounts received as transfers, entitled as interconnection and use of the integrant resources of its network, as expressed in article 6, paragraph 4 of Decree n. 3,737, as of January 30, 2001. The Company obtained favorable judicial decision related to this issue. On December 31, 2007 the amount involved is R$68,249.

j) FISTEL

Vivo S.A. in the state of Rio de Janeiro and Vivo S.A. in Distrito Federal (Brazilian federal district) hold two authorizations granted by the Brazilian Government through SMP (Personal Mobile Service), through the Authorization Document No. 013/2002: one to operate the Personal Mobile Service for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

In the case of Vivo S.A. in the state of Rio de Janeiro and in Distrito Federal, the licenses for the remaining period (15 years) for use of the radio frequencies required to provide the Personal Mobile Service (SMP) have expired and procedures to extend them have been put in activity. However, in order to obtain the license documents with an appropriate validity date for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), the Companies were faced with the requirement, in their view uncalled for, to pay a further Installation Inspection Fee (TFI) for all their mobile and fixed stations and radio links.

The demand for the TFI, totaling R$148,888 for Vivo S.A. in the state of Rio de Janeiro and R$37,133 for Vivo S.A. in Distrito Federal (R$134,924 and R$33,144 as of December 31, 2006, respectively), is due to ANATEL’s interpretation that article 9, item III, of Resolution No. 255 applies in this case, so that the extension would constitute a taxable event for TFI. However, the Company does not consider this interpretation of the law correct, and have, therefore, filed an administrative challenge. A new requirement appeared on December 20, 2007 against Vivo S.A. in the state of Rio Grande do Sul, had, equally, to the renewal of its license of use of stations. For Vivo S.A. in the state of Rio Grande do Sul the value of the TFI requirement is R$95,957, on December 31, 2007, which was object of administrative impugnation.

k) IRPJ and CSLL

Vivo S.A. in the state of Rio Grande do Sul was subject to a tax assessment relating to the collection of alleged IRPJ and CSLL debts of R$283,911, of December 31, 2007 (R$270,080 in 2006), for the allegedly undue amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in fiscal years 1997 and 1998. Such requirement is pending of judgment in the administrative court.

20.2. Civil Claims

20.2.1. Probable and possible losses

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Several civil claims are included, and respective provisions were recorded as shown before, which were considered sufficient to meet probable losses on these cases.

a) Consumers

The Company and its subsidiary are a party to several lawsuits initiated by individual consumers or civil associations representing the right of consumers against non-performance of services and/or products sold by the Company. Individually, none of these lawsuits is considered significant.

At December 31, 2007, based on the opinion of our outside counsel, we recorded the amount of R$135,072 (R$123,156 in 2006), which is considered sufficient to meet potential losses on these proceedings.

On the same date, the amount involved in these lawsuits classified as "possible loss" is R$346,136 (R$263,964 in 2006).

b) ANATEL

The Company and its subsidiary are a party to several legal and administrative proceedings initiated by ANATEL referring to non-compliance with regulations concerning the Personal Mobile Service (SMP). On December 31, 2007 an amount of R$18,614 (R$12,693 in 2006) was recorded, which is considered sufficient for probable losses on these cases.

On the same date, the amount involved in these lawsuits classified as "possible loss" is R$18,356.

c) Litigation related to tax credits

Vivo and the other new holding companies merged in connection with the privatization of the telecommunications companies, offset certain tax debts against the goodwill paid by their controlling shareholders. A claim was filed against all the new holding companies, including Vivo and Tele Centro Oeste Celular Participações S.A., seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although the Company believes that the restructuring was implemented in accordance with Brazilian law, the Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. The Company would be required to pay all the taxes that were offset against goodwill. The Company is unable to determine at this time the extent of any potential losses with respect to this claim.

d) Litigation related to ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Indústria Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações S.A. and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Caller ID (“Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário”), granted to Lune by the INPI (Brazilian Intellectual Property Agency) on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent No. 9202624-9 was suspended by a Federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the Courts. In this proceeding the “Ação de Oposição” was later presented, by which a

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

third company, Sonintel, and its two partners reinvoked rights to a previous patent related to Caller ID, and to which the above-mentioned patent (No. 9202624-9) was linked. The Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to Lune’s claim is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

e) Litigation related to validity of prepaid plan minutes

Vivo and its subsidiary, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the Courts reviewing this matter. Although the Company believes that its criteria for imposing the deadline is in compliance with ANATEL’s rules, the Company believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

f) VU-M (Inteconnection costs wireless x wireline)

Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and wireless telecommunications operators, including Vivo.

In the lawsuit, GVT claimed that the VU-M are fixed at an abusive value and also pointed to the employment of anticompetitive practices like price squeezing which are causing financial hardships to the company. Thus, GVT requested a preliminary injunction in order to reduce VU-M and a justice-appointed expert’s appreciation of the value of VU-M on a “cost-based model”. GVT also seeks indemnification from the wireless operators on the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. At first the preliminary order was denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to make judicial deposits of the difference between R$0.2899, which must still be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed the preliminary order to the Federal Court and a final decision is awaited.

Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to this claim is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

g) Others

These refer to lawsuits of other nature, all related to the normal course of business, including contractual discussions with supplier. At December 31, 2007, based on the opinion of its outside lawyers, an amount of R$37,028 was recorded (R$7,738 in 2006), which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” were R$79,251 (R$3,183 in 2006).

20.3. Labor Claims

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The Company is party to numerous labor claims involving disputes with former employees. Management, assisted by its Legal Counsel, has recorded provision for the contingencies, which are assessed as probable losses and where probable and reasonable estimated. The amount of this provision as of December 31, 2007 is R$41,909 (R$41,140 in 2006), as shown on the table above.

During the year ended December 31, 2007 no significant labor claims classified as "probable loss" were initiated. No significant changes have occurred in the proceedings reported since last fiscal year.

With respect to labor claims in which the possibility of loss is classified as "possible", the amount is R$133,040 as of December 31, 2007 (R$93,053 in 2006).
20.4. Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as follows:

		Escrow
		judicial
	Real state and	deposits and	Collateral
Process	equipment	on-line pledge	letter	Total

Tax	98,614	142,448	169,725	410,787
Civil and labors	10,544	99,688	7,072	117,304

	109,158	242,136	176,797	528,091

20.5. Tax Audits

In accordance with the current legislation in Brazil, federal, state and municipal taxes and social contribution and payroll charges are subject to examination by respective authorities, for periods that vary from 5 to 30 years, which means from privatization in 1997 to 2007.

21. OTHER LIABILITIES

	As of December 31,

	2007	2006

Deferred revenue	336,320	177,917
Provision for customer loyalty program (a)	76,337	65,004
Payables to related parties	847	2,099
Provision for pension plans	3,960	17,447
Reverse stock split (b)	116,807	117,945
Provision for asset retirement obligation (c)	145,947	129,907
Other	62,104	9,530

Total	742,322	519,849

Current	546,169	386,422
Non-current	196,153	133,427

(a) The subsidiary has implemented customer loyalty programs, under which usage of wireless services by customers are transferred into points that entitle the user for future exchange of their handsets. A

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

provision is recorded for accumulated points, net of redemptions, considering the past history of redemptions, points generated and average cost per point.

(b) Refers to the credit made available to the holders of remaining shares, resulting from the reverse stock split of the Company’s capital stock and its subsidiary.

(c) Refers to the costs to be incurred into the eventual obligation on returning leased “sites” to the lessor (sites used to installations of towers - subsidiary’s ERBs) in the same conditions as they were found when the signature of the initial contract of their location.

22. SHAREHOLDERS’ EQUITY

a) Capital Stock

An Ordinary and Extraordinary General Shareholders’ Meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increase of R$1,068,839, due to the merger of TCO shares, and of R$1,562,298, due to the merger of TSD, TLE and CRT Participações (Note 1). The capital decreased from R$6,670,152 to R$6,153,507 and comprises 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

An Extraordinary Shareholders’ Meeting of the Board of Directors held on June 8, 2006 approved a capital increase of R$194,277, of which R$193,837 is from capitalization of the part of the special goodwill reserve corresponding to the fiscal benefit generated in 2005, as a result of the processes of corporate restructuring involving the Company and its merged, subsidiaries and parent companies, and R$440 corresponding to balances remaining from previous years. The Company’s capital stock increased from R$6,153,507 to R$6,347,784 consisting of 1,442,117,745 shares of which 524,931,665 are common shares and 917,186,080 are preferred shares, all book-entry nominal shares without par value.

The capital as of December 31, 2007 and 2006 comprises shares without par value, as follows:

Thousands of shares

524,931,665 issued and outstanding common shares, without par value	524,932
912,691,180 issued and outstanding preferred shares, without par value	912,691

Total, excluding treasury shares	1,437,623

The Company does have authorized shares.

b) Dividends and Interest on Shareholders’ Equity

Preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are assured of priority in the redemption of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Law No. 6.404/76 (corporate law), and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1) 6% per year on the amount resulting from dividing the subscribed capital by the total number of the Company’s outstanding shares.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

b.2) 3% per year on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the common shares have been assured of a dividend equal to the minimum priority dividend established for the outstanding preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

In the Ordinary General meeting, carried through as of March 15, 2007, the payment of dividends based on the year-end income of 2006 to the holders of preferred shares was approved. However the approved value was inferior to the minimum statutory value, necessary to remove the right to vote of the preferred shares. The right to vote of the preferred shares is a right established on the article 111, paragraph 1, of Law 6,404/76. Consequently, as from the Annual Shareholders’ Meeting held on March 27, 2004, the Company’s preferred shares began to have full voting rights, since minimum dividends have not been paid on preferred shares during the last three consecutive years.

b.3) Dividends and interest on shareholders’ equity, not claimed by the shareholders, are prescribed in 3 (three) years, counted from the date of the beginning of payment, as art. 287, subparagraph II, item a), of Law 6.404/76.

The dividends due were calculated as follows in 2006:

2006

Consolidated net income for the year	16,347
Consolidation adjustments:
Tax incentives	24,162
Donations received by subsidiary	19,254
Unclaimed dividends and interest on shareholders’ equity	11,010

Unconsolidated net income for the year	70,773
Appropriation to the legal reserve	(3,539)

Adjusted net income	67,234

Dividends	16,808

Number of preferred shares, excluding treasury shares	912,691,180

Dividends proposed per share (Brazilian reais)	0.018416532

For the year ended December 31, 2007, there are no dividends proposed.

c) Capital Reserves

c.1) Goodwill Reserve

This reserve represents the excess of amount paid in the issuance or capitalization of shares, in relation to the basic value of the shares at issuance date.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

c.2) Special Goodwill Reserve

This reserve was set up as a result of the corporate restructuring process as described in the note 30.1, due to the net carrying amount merged and represents the future tax benefit to be obtained through the amortization of the goodwill incorporated. The portion of the special goodwill reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their participation, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be paid directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c.3) Tax incentives

Represents the amount invested in tax incentives as allowed by Brazilian Tax Legislation.
d) Income Reserves

d.1) Legal Reserve

In accordance with provisions of article 193 of Corporate Law 6.404/76, Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital. Additionally, the Company is not required to make an appropriation to the legal reserve if the aggregate of the legal reserve and the capital reserves exceeds 30% of the paid-up capital. This reserve can only be used to increase capital or offset accumulated losses.

d.2) Expansion Reserve

The reserve for expansion is intended to fund investment and network expansion projects, through destination up to 100% of the remaining net profits, after the legal determination and the retained earnings balance for the year ended December 31, 2007. This reserve is supported by capital budget, which is approved in Shareholders’ Meeting.

d.3) Contingencies Reserve and Shares held on Treasury

The amounts recorded as of December 31, 2007 are related to the split process of Companhia Riograndense de Telecomunicações - CRT, which purpose is to preserve the Company against eventual judicial decision on lawsuits related to capitalizations of capital occurred in CRT during years of 1996 and 1997.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

23. NET OPERATING REVENUE

	Years ended December 31,			Combined

	2007	2006	2005	2005

Subscription and use	7,863,652	7,190,811	4,598,175	7,349,324
Interconnection	5,109,277	4,338,094	2,960,179	4,304,351
Data and value-added services	1,330,552	970,352	587,651	881,214
Other services	235,110	212,771	123,357	173,583

Gross revenue from service	14,538,591	12,712,028	8,269,362	12,708,472

Value-added tax on services (ICMS)	(2,447,298)	(2,240,008)	(1,352,615)	(2,251,639)
PIS and COFINS	(521,963)	(457,026)	(297,095)	(459,412)
Service tax (ISS)	(5,893)	(3,124)	(2,695)	(4,601)
Discounts granted	(474,139)	(451,657)	(256,004)	(380,234)

Net operating revenues from services	11,089,298	9,560,213	6,360,953	9,612,586

Gross revenues from handsets and accessories	3,105,703	2,742,645	1,985,514	3,051,789

Value-added tax on services (ICMS)	(242,994)	(230,197)	(161,009)	(249,232)
PIS and COFINS	(167,791)	(163,769)	(129,768)	(192,695)
Discounts granted	(1,144,698)	(832,193)	(496,043)	(821,292)
Returns of goods	(147,024)	(139,985)	(86,581)	(147,322)

Net operating revenues from sale of handsets and accessories	1,403,196	1,376,501	1,112,113	1,641,248

Total net operating revenue	12,492,494	10,936,714	7,473,066	11,253,834

There are no client accounts more than 10% of gross operating revenues during the years ended December 31, 2007, 2006 and 2005, with the exception of Telecomunicações de São Paulo S.A. - TELESP, a fixed telephone operating company in the state of São Paulo that accounted for approximately 10.5% and 15% during years ended December31, 2006 and 2005, and Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately of 10% during 2005. The said amounts refer mainly to interconnection.

The services provided to Telesp are billed using similar terms to those with third parties.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

24. COST OF SERVICES AND GOODS SOLD

	Years ended December 31,			Combined

	2007	2006	2005	2005

Personnel	(102,941)	(88,709)	(63,242)	(98,206)
Materials	(5,227)	(11,592)	(7,447)	(8,678)
Outsourced services	(425,753)	(369,953)	(198,598)	(312,884)
Leased lines	(226,190)	(222,542)	(133,984)	(259,488)
Rent, insurance and condominium fees	(209,923)	(206,788)	(96,981)	(178,734)
Interconnection	(1,618,216)	(784,992)	(158,673)	(242,710)
Taxes and contributions	(498,801)	(517,490)	(334,176)	(493,723)
Depreciation and amortization	(1,378,923)	(1,327,454)	(776,397)	(1,240,350)
Other	(60,482)	(136,338)	(56,070)	(77,838)

Cost of services rendered	(4,526,456)	(3,665,858)	(1,825,568)	(2,912,611)

Cost of goods sold	(2,096,834)	(1,898,310)	(1,587,028)	(2,424,728)

Total	(6,623,290)	(5,564,168)	(3,412,596)	(5,337,339)

25. SELLING EXPENSES

	Years ended December 31,			Combined

	2007	2006	2005	2005

Personnel	(302,310)	(302,229)	(205,543)	(298,523)
Materials	(43,743)	(39,200)	(34,565)	(53,443)
Outsourced services	(1,635,977)	(1,614,256)	(1,034,057)	(1,596,010)
Advertising	(323,660)	(320,186)	(268,713)	(389,163)
Costumer loyalty	(310,856)	(220,360)	(104,998)	(164,863)
Rent, insurance and condominium fees	(66,439)	(60,772)	(42,287)	(62,690)
Taxes and contributions	(2,320)	(2,669)	(1,470)	(2,059)
Depreciation and amortization	(457,166)	(410,314)	(203,036)	(356,043)
Allowance for doubtful accounts	(365,740)	(720,496)	(514,756)	(647,015)
Other	(24,572)	(60,588)	(74,255)	(45,086)

Total	(3,532,783)	(3,751,070)	(2,483,680)	(3,614,895)

26. GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,			Combined

	2007	2006	2005	2005

Personnel	(266,462)	(255,719)	(139,506)	(221,697)
Materials	(6,377)	(13,769)	(7,924)	(14,540)
Outsourced services	(529,091)	(425,211)	(289,319)	(463,986)
Rent, insurance and condominium fees	(79,510)	(92,195)	(47,454)	(77,631)
Taxes and contributions	(3,519)	(4,627)	(5,392)	(7,276)
Depreciation and amortization	(291,328)	(297,011)	(147,617)	(222,222)
Other	(13,704)	(11,216)	(20,243)	(24,116)

Total	(1,189,991)	(1,099,748)	(657,455)	(1,031,468)

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

27. OTHER OPERATING EXPENSES, NET

	Years ended December 31,			Combined

	2007	2006	2005	2005

Income:
Fines	67,559	88,842	68,683	92,424
Recovered expenses	180,682	293,206	67,016	98,592
Reversal of provisions	12,211	29,065	15,847	21,270
Shared infrastructure	52,764	58,119	24,538	42,412
Others	10,804	23,830	16,445	22,142

Total	324,020	493,062	192,529	276,840

Expenses:
FUST	(60,682)	(53,549)	(33,553)	(53,204)
FUNTTEL	(30,376)	(26,818)	(16,776)	(26,620)
ICMS on other expenses	(60,387)	(71,820)	(31,615)	(48,632)
CIDE	(17,025)	(8,689)	(3,939)	(3,939)
PIS and COFINS on other revenue	(51,979)	(43,947)	(34,561)	(47,076)
Other taxes, fees and mandatory contributions	(15,945)	(14,924)	(16,761)	(23,170)
Provision for contingencies	(196,805)	(138,615)	(45,891)	(99,265)
Amortization of deferred charges	(46,860)	(47,619)	(47,549)	(48,592)
Amortization of goodwill	(380,746)	(381,061)	(446,960)	(446,960)
Realization of provision for investments losses	69,070	69,074	69,074	69,074
Others	(31,906)	(94,564)	(16,697)	(40,020)

Total	(823,641)	(812,532)	(625,228)	(768,404)

Other operating expense, net	(499,621)	(319,470)	432,699	491,564

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

28. NET FINANCIAL EXPENSES

	Years ended December 31,			Combined

	2007	2006	2005	2005

Financial income:
Income from financial transactions	208,670	286,805	281,055	462,598
PIS and COFINS on financial income (a)	(22,848)	(51)	(19,949)	(22,906)

Total	185,822	286,754	261,106	439,692

Financial expenses:
Derivative transactions	(222,437)	(427,385)	(521,009)	(624,557)
Loans	(305,407)	(397,164)	(472,304)	(498,426)
Other financial transactions	(136,852)	(196,306)	(143,180)	(200,703)

Total	(664,696)	(1,020,855)	(1,136,493)	(1,323,686)

Monetary and exchange variations:

In assets
Derivative transactions	11,626	(49,640)	(46,375)	(103,047)

In liabilities
Derivative transactions	(298,604)	(287,239)	(373,758)	(392,389)
Loans	296,138	334,978	380,782	460,130
Other transactions	1,375	(11,983)	(2,876)	6,158

Total	10,535	(13,884)	(42,227)	(29,148)

Net financial expenses	(468,339)	(747,985)	(917,614)	(913,142)

(a) The amount 2007 is related to PIS and COFINS charged on interest on shareholders’ equity of R$247,000 received from the subsidiary (Vivo S.A.).

29. NET NONOPERATING EXPENSES

	Years ended December 31,			Combined

	2007	2006	2005	2005

Net gain (loss) on disposal of property, plant and equipment	(20,528)	1,220	1,922	(27,605)
Provision for losses on assets	-	(277,987)	(36,403)	(36,403)
Provision for losses on investments	-	(671)	(15,830)	(17,328)
Restructuring costs	-	-	(23,987)	(23,987)
Other	(282)	(11,532)	8,980	8,834

Net non-operating expenses	(20,810)	(288,970)	(65,318)	(96,489)

30. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record provisions for income and social contribution taxes monthly on the accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences and tax loss carryforwards were calculated based on the 34% rate.

a) Components of income taxes

The composition of expenses on income and social contribution taxes is shown below:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,			Combined

	2007	2006	2005	2005

Income tax	(13,355)	(373,873)	(250,815)	(400,378)
Social contribution tax	(4,819)	(134,593)	(90,963)	(145,424)
Deferred income tax	(175,647)	1,005,183	70,321	134,174
Deferred social contribution tax	(63,230)	362,295	25,391	48,673

Total	(257,051)	859,012	(246,066)	(362,955)

b) Reconciliation of effective tax rate

The following provides a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Years ended December 31,			Combined

	2007	2006	2005	2005

Net income (loss) before income and social contribution taxes	157,660	(834,697)	(496,296)	(231,063)

Tax credit at combined statutory rate (34%)	(53,604)	283,797	168,741	78,561

Permanent additions:
Nondeductible expenses - goodwill amortization	(105,970)	(106,076)	(131,346)	(131,346)
Other nondeductible expenses	(104,575)	(73,226)	(35,879)	(48,061)
Nondeductible losses on accounts receivable	-	(60,849)	-	-
Other additions	(1,870)	(25,709)	-	(1,444)
Permanent exclusions:
Interest on shareholder’s equity credited subsidiary	-	-	8,255	26,421
Other exclusions	11,843	34,604	14,691	15,599
Unrecognized tax loss and temporary differences	(2,875)	(108,612)	(270,528)	(306,130)
Tax loss and temporary differences not recognized in prior years	-	(*)	-	3,445

Tax income (expense)	(257,051)	859,012	(246,066)	(362,955)

(*) As a result of the corporate restructuring described in note 1 since profitable subsidiaries were merged into a subsidiary with significant unrecorded tax losses carryforwards.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

c) Composition of deferred income tax assets

The breakdown of deferred income and social contribution taxes are as follows:

	As of December 31,

	2007	2006

Tax credit recorded on corporate restructuring	634,405	922,140
Tax credits on temporary differences
Provision for obsolescence	12,857	15,009
Provision for contingencies	120,374	117,478
Allowance for doubtful accounts	117,198	120,124
Provision for customer loyalty program	25,954	22,102
Provision for employee profit sharing	33,989	26,186
Provision for suppliers	125,801	125,799
Derivative contracts	107,254	70,029
Accelerated depreciation	134,067	99,998
Valuation allowance – fixed assets	102,047	119,487
Other	40,740	50,588
Income and social contribution taxes loss carryforwards	1,116,252	1,120,875

Total deferred taxes	2,570,938	2,809,815

Current	906,906	878,397
Non-current	1,664,032	1,931,418

The portion classified in the current assets refers to the reversion of temporary differences and amortization of goodwill foreseen for 2008.

The deferred taxes were set up assuming its future realization as follows:

a)	Income and social contribution taxes loss carryforwards: To be offset up to 30% of the taxable income in subsequent years.

b)
Tax credit on corporate restructuring: Represented by the net balance of goodwill and the provision for maintaining the integrity of equity (Note 30.1). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the Corporate Restructuring process support the recoverability of this amount within this period.

c)	Temporary differences: Realization will occur upon payment of the provisions, actual loss on doubtful accounts or sale of inventories, as well as for the reversion of other provisions.

30.1 Tax benefits – Corporate Restructuring

The goodwill paid when Company went private and when its subsidiaries were acquired was transferred by the acquiring to the acquired companies, as Instructions CVM 319 as of December 03, 1999 and 349 as of March 6, 2001.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Prior to these transfers, provisions were recorded for the maintenance of the subsidiary's net equity and, consequently, the net assets merged to represent essentially the tax benefit resulting from the deduction of the goodwill merged.

Company and its subsidiary’s accounting records for corporate and tax purposes include specific accounts related to merged goodwill and provision and respective amortization, reversal and tax credit, which are as follows:

	As of December 31,

	2007			2006

Restructuring	Goodwill	Provision	Net	Net

TCO – first acquisition	425,883	(281,083)	144,800	247,012
TCO – sencond acquisition	206,106	(136,029)	70,077	97,202
TC - Privatization	611,941	(403,881)	208,060	316,613
TLE – Privatization	91,025	(60,077)	30,948	41,885
GT – Acquisition	530,939	(350,419)	180,520	219,428

Total	1,865,894	(1,231,489)	634,405	922,140

The changes during the year ended December 31 are as follows:

	Years ended December 31,

	2007	2006

Results:
Amortization of goodwill	(881,048)	(881,048)
Reversal of Provision	593,313	590,820
Tax credit	287,735	290,228

Effect on results	-	-

Proportionately to the effective realization of tax benefits, relevant amount will be absorbed by capital in favor of controlling shareholders, while the other shareholders will be assured of the right of first refusal. The resources originating from the exercise of this right will be paid to controlling shareholders.

As of December 31, 2006, the amount of R$305,531 was capitalized in respect of benefits recorded up to December 31, 2005. Of this amount, R$194,277 corresponds to a share issue by Vivo Participações S.A., and R$111,254 corresponds to Tele Centro Oeste Celular Participações S.A., without a share issue.

The tax benefits for the years ended 2006 and 2007 will be capitalized during the year ending 2008, considering the preemptive right in the capital increase in accordance with Brazilian Corporate Law.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

31. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on Risks

The main market risks that the Company and its subsidiary are exposed to:

Credit Risk: Deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to the Company and its subsidiary’s clients and to sales of handsets to dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest Rate Risk: Deriving from a portion of the debt and from liability positions in derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange Rate Risk: The likelihood that Company and its subsidiary incur losses as a result of exchange rate variations that may increase the liability balances of foreign currency loans and financing.

The Company and its subsidiary adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the client base and active administration of customers’ default, through clear policies regarding the sale of post-paid telephones and disabling telephone lines of defaulting subscribers. The subsidiary customer base has predominantly a prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed by a conservative credit policy, by means of modern management methods, including the application of "credit scoring" techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP's ERP software.

The Company and its subsidiary are also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Company and its subsidiary act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest Rate Risk

The Company and its subsidiary are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank Deposit Certificates (CDI), in connection with payables related to derivative transactions (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference amount of R$1,214 million. The balance of financial investments, indexed to the CDI, also neutralizes this effect partially.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the long-term interest rate (TJLP), in connection with the loans obtained from BNDES. These transactions amounted R$675,192 as of December 31, 2007. The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

On December 31, 2007, the subsidiary had US$52,480 referring to the loans and financings involving floating foreign interest rates (LIBOR), that are protected against fluctuation in interest rates (LIBOR) by means of derivatives (interest rate swap).

Exchange Rate Risk

The Company and its subsidiary contracted financial transactions with derivatives so as to protect themselves against exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The instruments generally used are swap and forward contracts.

The Company and its subsidiary’s net exposure to currency risk as of December 31, 2007 and 2006 are shown in the table below:

	In thousands - 2007

	US$	€	¥

Loans and financing	(408,540)	(15,265)	(66,997,370)
Loans and financing - UMBNDES (a)	(5,666)	-	-
Derivative instruments	413,420	15,265	66,997,370
Other liabilities	(43,404)	(35,502)	-

Total (insufficient coverage)	(44,190)	(35,502)	-

	In thousands - 2006

	US$	€	¥

Loans and financing	(799,470)	-	(50,892,759)
Loans and financing - UMBNDES (a)	(13,191)	-	-
Derivative instruments	837,703	1,871	50,892,759
Other liabilities	(29,272)	(5,982)	-

Total insufficient coverage	(4,230)	(4,111)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, being the main currency the US dollar, and for this reason the Company and its subsidiary consider it in their analysis of the risk coverage against exchange rate fluctuations.

b) Derivative Contracts

As of December 31, 2007, the Company and its subsidiary had exchange derivative contracts in the amount of US$413,420 thousand, ¥66,997,370 thousand and €15,265 thousand (US$837,703 thousand, ¥50,892,759 thousand and €1,871 thousand as of December 31, 2006), to protect against foreign currency exchange rate variation on all their foreign exchange liabilities. Furthermore, the Company had swap transactions (CDI x Pre), to partially cover fluctuations in domestic interest rates. The operations that are covered mature in January 2008 and 2009, and amount to R$1,214 thousand.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

At December 31, 2007, the Company and its subsidiary recorded an accumulated loss of R$448,392 (R$500,514 as of December 31, 2006) from these currency hedge and CDI x Pre swap transactions.

The table below shows the net position of these transactions, recorded in the Company's balance sheet:

	As of December 31,

Description	2007	2006

Current assets	916	1,298
Non-current assets	3,835	135

Total assets	4,751	1,433

Current Liabilities	(429,661)	(372,229)
Non-current liabilities	(23,482)	(129,718)

Total liabilities	(453,143)	(501,947)

Accumulated loss	(448,392)	(500,514)

The Company and its subsidiary record gains and losses on derivative contracts as financial income or expenses, net.

The table below shows an estimate of the book value and the market value of the loans and financing, as well as of the transactions with derivatives, as of December 31, 2007:

		Market
	Book value	value	Unrealized gain

Loans and financing	(4,381,440)	(4,366,396)	15,044
Derivative instruments	(448,392)	(436,283)	12,109
Other liabilities	(78,906)	(78,906)	-

Total	(4,908,738)	(4,881,585)	27,153

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The positions of the Company’s and its subsidiary derivative contracts are summarized as follows (amounts in thousands):

Derivative contracts	2008	2009	2010	2011 - 2014

Swap contracts - Euro/R$
1.a) Principal - Euros	15,234	-	-	-
1.b) Asset rate	5.15%	-	-	-
1.c) Liability rate	103.2% of CDI	-	-	-

Swap contracts - US$/R$
1.a) Principal - US$	266,691	1,469	732	100,367
1.b) Asset rate	1.00% to 19.45%	4.47% to 7.00%	4.47% to 7.80%	4.47% to 8.09%
	92.8% to 107.6% of	95.50% to 100.00%	95.50% to 100.00%	95.50% to 100.00%
1.c) Liability rate	CDI	of CDI	of CDI	of CDI

Swap contracts - US$/US$
1.a) Principal - US$	52,480	-	-	-
1.b) Asset rate	Libor 3m + 1,25%	-	-	-
1.c) Liability rate	6.80%	-	-	-

Swap contracts - Japanese yen/R$
1.a) Principal - Japanese yen	48,941,680	17,123,604	-	-
1.b) Asset rate	0% to 27.50%	1.0% to 5.78%	-	-
	103.8% to 107.0%	103.4% to 106.0%
1.c) Liability rate	of CDI	of CDI	-	-

Swap contracts - R$/R$
1.a) Principal - Brazilian reais	997,596	100,000	-	-
1.b) Asset rate	100% of CDI	100% of CDI	-	-
1.c) Liability rate	11.30% to 12.63%	10.49% to 10.84%	-	-

Swap contracts - IGP-M/CDI
1.a) Principal - Brazilian reais	-	-	110,000	-
1.b) Asset rate	-	-	9.45%	-
1.c) Liability rate	-	-	107.0% of CDI	-

c) Market Value of Financial Instruments

The market value of loans, financing and debentures, as well as of swap contracts, was set up on the basis of discounted cash flow, by using projections of interest rates available.

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

32. POST-EMPLOYMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies belonging to the former Telebras System, sponsor private pension plans and medical assistance plans for retired employees, administered by the Sistel Social Security Foundation - SISTEL, as follows:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

a) PBS-A: Multi-sponsored defined benefit plan, designed for participants already assisted as of January 31, 2000.

b) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste and PBS Tele Leste Celular: defined retirement benefit plans sponsored individually by the Company and its subsidiary.

The contributions to the PBS plans are determined on the basis of actuarial studies prepared by independent actuaries, in accordance with standards in force in Brazil. The costing determination system is that capitalization and contribution due by sponsors is 13.5% on their participating employees' salaries, of which 12% are designated for the costing of the PBS plans and 1.5% to the PAMA plan. In the year ended December 31, 2007, contributions to these plans amounted to R$10 (R$24 in 2006).

c) PAMA: Multi-sponsored health care plan for retired employees and their dependents, at shared cost.

d) TCP Prev and TCO Prev Plans: Individual plans - defined contribution and variable contribution - instituted by SISTEL in August 2000. In both plan types the Company supports participants' death or disability risk amounts, while in the TCO Prev plan some participants originally enrolled with the PBS-TCO plan are entitled to lifelong retirement benefits (paid-up benefit), besides the benefits of defined contribution. The contributions of the Company and its subsidiary to the TCP Prev and TCO Prev plans are equal to those of participants, ranging between 1% and 8% of the contribution salary, according to percentage chosen by participant. In the year ended December 31, 2007, contributions to these plans amounted to R$1,540 (R$1,446 in 2006).

In civil suit No. 04/081.668 -0, brought by ASTEL against the SISTEL Social Security Foundation, in which besides SISTEL also Telefonica and Telesp Celular are summoned, various claims are made, which we summarize as follows: i) that Sistel be prohibited from charging retired employees and other participants any contributions to PAMA - Medical Assistance Plan for Retirees, the same being subject only to a "small participation in actual use"; such participation is limited to 1% of the assisted person's monthly income; ii) that SISTEL enroll again with PAMA, without any restrictions, the retirees and assisted persons who had their enrollment suspended due to non-payment, as well as those who did not stand the pressure and requested cancellation of their enrolment with PAMA or enrolled with the PCE (Special Coverage Plan), as they wish, also without any restriction; iii) that SISTEL reassess the economic needs of PAMA, including the amounts of sponsors Telefonica's and Telesp Celular's monthly contributions; iv) that sponsors' contributions be calculated on the basis of the payroll of all their employees, as per previous bylaws provision, and not on the basis of the percentage on the payroll of active participants in PBS; v) that Sistel re-establishes the accreditation of all hospitals, clinics and laboratories that were canceled; vi) that a review be carried out of the accounting distribution of equity, so as to attribute to PAMA the amounts corresponding to the reducing factor of the supplementary contributions, as described above, while Sistel is prohibited, as long as this review is not carried out, to perform any splitting of the net equity of PBS-A plan or any other plan administered by the entity; vii) that Sistel and sponsors refund the "transfer of equity of the main substrate designed for guaranteeing PBS-2 and PAMA, illegally transferred to Visão Telesp and Visão Prev Plans of Telesp Celular"; viii) granting of advance relief in relation to items "i", "ii" and "v".

Through its actuarial advisors, the subsidiary made a study of the impacts described above, and concluded that the change in costing, as claimed by ASTEL, would represent an increase in subsidiary's provisions in the amount of R$1,301, on December 31, 2007 (R$1,234 in 2006).

Based on their legal advisors' and tax consultants' opinions, management believes that, at this moment, there is no risk to be paid, and as of December 31, 2007 and the likelihood of loss is classified as "possible".

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

e) Benefit Plans Visão Celular- Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular: Defined contribution individual plans, established by Sistel in August, 2000. Company and its subsidiary's contributions to Visão Celular plans are equal to those of participants, ranging between 0% and 9% of contribution salary, according to participant's choice. In the year ended December 31, 2007, contributions to these plans amounted to R$659 (R$790 in 2006).

f) Defined Benefit Plan: CRT – Companhia Rio Grandense de Telecomunicações sponsored defined benefit pension plans (founding member benefit plan and alternative benefit plan), which were managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações – FCRT (pension plan of CRT).

On December 21, 2001, CRT and Brasil Telecom S.A., sponsors of FCRT, signed a statement of commitment with a view to completely cancelling any link between the sponsors, by the withdrawal of "CRT" as a sponsor, with the guarantee that this withdrawal be made strictly in accordance with applicable legislation and respecting participants' rights, which was approved by the Supplementary Pension Department at December 30, 2003.

In spite of that existing legislation allows the contributions of sponsors and participants be discontinued, "CRT" continued paying its contributions from January 2002 to December 2003 in order to safeguard and preserve participants' rights, until CRT’s actual withdrawal from FCRT.

For the actuarial evaluation of the plans, the methodology for withdrawal of sponsor was used, established by Resolution MPAS CPC No. 06/88.

Reserves were individually evaluated on the basis of the methodology determined by said Resolution for each category (assisted persons and retirees, imminent active risks and non-imminent active risks).

As of October 2004, "CRT" has been passing on to Sistel, as agreed with FCRT. On July 31, 2007, "CRT" repassed R$20,001 to the FCRT, finishing its participation to this plan of benefits, disentailing thus of any obligations and future contingencies.

On February 02, 2007, the process of transferring the administration of SISTEL – Fundação de Seguridade Social plans to Visão Prev - Sociedade de Previdência Complementar pension plan was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by the subsidiary were steadily transferred to Visão Prev up to December 31, 2007, taking in consideration that the transfer plan assets occurred on May 2, 2007.

On August 21, 2007, Vivo Prev bylaws’ plan was approved, being an individual plan of defined contribution, which has already been managed by Visão Prev Sociedade de Previdência Complementar pension plan. The contributions of the Company and its subsidiary to Vivo Prev plan are equal to the ones of the participants, varying from 0% to 8% of the participation wage, based of the percentage chosen by the participant.

We show below the balances for the defined-benefit retirement plans and health care plan for retired employees as of December 31, 2007 and 2006, as well as the additional information required by CVM Resolution No. 371/02 on these plans:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Plan	2007	2006

PAMA	3,308	2,509
Vivo Prev	652	-

Total	3,960	2,509

1) Reconciliation of assets and liabilities

	2007

	Vivo	PAMA (i)	PBS	PBS-A (i)	TCP	TCO	Visão
	Prev		(ii)	(ii)	Prev (ii)	Prev (ii)	(ii)

Total actuarial liabilities	652	6,100	23,779	25,780	3,220	42,599	5,138
Fair value of plan assets	-	(2,792)	(33,648)	(41,812)	(7,847)	(59,623)	(24,075)

Net liabilities (assets)	652	3,308	(9,869)	(16,032)	(4,627)	(17,024)	(18,937)

	2006

	PAMA (i)	PBS (ii)	PBS-A (i)	TCP Prev	TCO Prev	Visão (ii)
			(ii)	(ii)	(ii)

Total actuarial liabilities	5,401	22,545	24,915	3,632	43,006	5,912
Fair value of plan assets	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)

Net liabilities (assets)	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)

(i) Refers to the proportional interest of the Company in the assets and liabilities of the multi-sponsored plans - PAMA and PBS-A.

(ii) Although PBS, PBS-A, TCP Prev, TCO Prev and Visão report surpluses as of December 31, 2007, no assets have been recognized by the sponsor, due to the absence of prospects for taking advantage of the surplus.

2) Changes in net actuarial liabilities (assets)

	Vivo Prev	PAMA	PBS	PBS-A (i)	TCP Prev	TCO Prev	Visão

Net (asset) liability as of December 31, 2006	-	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)
Net periodic pension cost	-	263	(1,447)	(2,280)	(248)	(1,601)	(1,511)
Sponsor’s contribution	-	(2)	(10)	-	-	(1,540)	(659)
Actuarial (gains) losses for the year	652	538	(654)	(1,809)	1,083	3,206	452

Net (asset) liability as of December 31, 2007	652	3,308	(9,870)	(16,032)	(4,627)	(17,024)	(18,934)

3) Changes in actuarial liabilities

	Vivo Prev	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Actuarial liabilities as of December 31, 2006	-	5,401	22,545	24,915	3,632	43,006	5,912
Cost of current service	-	18	25	-	501	836	941
Interest on actuarial liabilities	-	542	2,222	2,455	345	4,338	567
Benefits paid	-	(311)	(2,317)	(1,945)	-	(1,008)	(240)
Actuarial (gains) losses	652	450	1,303	355	(1,258)	(4,573)	(2,041)

Actuarial liabilities as of December 31, 2007	652	6,100	23,778	25,780	3,220	42,599	5,139

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

4) Changes in plan assets

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Fair value of plan assets as of December 31, 2006	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)
Benefits paid	311	2,317	1,945	-	1,008	240
Sponsor’s and employees’ contributions	(2)	(231)	(7)	-	(1,572)	(679)
Return on plan assets	(297)	(3,685)	(4.735)	(1,094)	(6.775)	(2,897)
Gains (losses) on assets	88	(1,745)	(2.157)	2,341	7.811	2,391

Fair value of plan assets as of December 31, 2007	(2,792)	(33,648)	(41,812)	(7,847)	(59,623)	(24,073)

5) Expenses (income) for 2007

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Cost of service	18	25	-	501	836	941
Cost of interest on actuarial obligations	542	2,222	2,455	345	4,338	567
Expected return on assets	(297)	(3,685)	(4,735)	(1,094)	(6,775)	(2,897)
Employees’ contributions	-	(9)	-	-	-	(122)

Total	263	(1,447)	(2,280)	(248)	(1,601)	(1,511)

6) Estimated expenses (income) for 2008

	Vivo Prev	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Cost of service	135	20	24	-	425	692	684
Cost of interest on actuarial obligations	65	644	2.467	2.672	322	4.510	519
Expected return on assets	-	(257)	(3.602)	(4.460)	(859)	(6.529)	(2.646)
Employees’ contributions	-	-	(9)	-	-	(28)	(15)

Total	200	407	(1.120)	(1.788)	(112)	(1.355)	(1.458)

7) Actuarial assumptions

	Vivo Prev	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão

Discount rate used at current value of actuarial liabilities	10.77%	10.77%	10.77%	10.77%	10.77%	10.77%	10.77%
Estimate return rate on plan assets	11.00%	9.61%	10.99% e 11.00%	10.92%	11.00%	11.00%	10.99% e 11.00%
Future compensation growth rate	6.59%	N/A	6.59%	N/A	6.59%	6.59%	6.59%
Medical costs growth rate	N/A	7.64%	N/A	N/A	N/A	N/A	N/A
Benefits growth rate	4.5%	N/A	4.5%	4.5%	4.5%	4.5%	4.5%
Mortality table	AT83	AT83	AT83	AT83	AT83	AT83	AT83
	segregated	segregated	segregated	segregated	segregated	segregated	segregated
Disability table	by gender Mercer	by gender Mercer	by gender Mercer	by gender	by gender Mercer	by gender Mercer	by gender Mercer
Disabled mortality table	Disability IAPB-57	Disability IAPB-57	Disability IAPB-57	N/A IAPB-57	Disability IAPB-57	Disability IAPB-57	Disability IAPB-57

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

33 TRANSACTIONS WITH RELATED PARTIES

The main transactions with related, non-consolidated parties are:

a) Communication via local cellular phone and long distance and use of network: These transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A portion of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes customer service to Telecomunicações Móveis Nacionais -TMN in roaming on the subsidiary's network.

b) Technical Assistance: This refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S/A and Telefonica International S/A, calculated on the basis of a formula set up in the contracts, which includes the variation of the LAIR – Lucro Antes do Imposto de Renda (Pretax income) and the market fluctuation of the preferred and common shares. The coefficient resulting of said assumptions is multiplied by service revenues. For the branch in the state of Rio Grande Do Sul, the contract set up only 1% over service revenues.

c) Corporate services: These were passed on to subsidiary at cost effectively incurred.

d) Telephone customer service: Provided by Atento Brasil S.A, and Mobitel S.A-Dedic to the subsidiary’s customers, which were contracted by 12 months, and subject to renewal for an equal period.

e) System development and maintenance services: Rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Service of operating logistic and financial and accounting services: Rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal services: Rendered by Terra Networks Brasil S.A.

h) International Roaming services: Provided by Telefonica Móviles Espanã S.A. and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with related, non-consolidated parties:

	As of December 31,

	2007	2006

Assets
Accounts receivable, net	189,011	180,228
Intercompany credits	10,661	4,167

Liabilities:
Suppliers and accounts payable	263,860	215,737
Technical assistance	189,696	84,252
Payables to related parties	847	2,099

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Statement of operations	Years ended December 31,			Combined

	2007	2006	2005	2005

Revenue from telecommunications services
Telecomunicações de São Paulo S.A. - Telesp	1,684,492	1,610,763	1,631,402	1,734,512
Telefonica S.A	1,424	-	-	-
Telecomunicações Móveis Nacionais – TMN	225	-	-	-
Telefônica Comunicaciones Personales S.A. - UNIFON	-	-	-	262
Telefónica Móviles Chile S.A.	-	-	-	6
Telefónica Móviles Peru S.A.	-	-	-	23
Telefonica Publicidade e Informação Ltda	-	-	2	2

Total	1,686,141	1,610,763	1,631,404	1,734,805

Expenses:
Cost of services:
Telecomunicações de São Paulo S.A. – Telesp	(121,930)	(134,154)	(221,756)	(221,756)
Telefonica Empresas Brasil S.A.	(5,361)	(3,863)	-	(12)
Telefonica Moviles Espana S.A.	(1,558)	(36)	-	-
Portugal Telecom Inovação Brasil Ltda	(982)	(1,995)	-	-
Primesys Soluções Empresariais S.A.	(188)	(397)	-	-
Terra Networks Brasil S.A.	-	(45)	-	-

Total	(130,019)	(140,490)	(221,756)	(221,768)

Other operating expenses
Atento Brasil S.A.	(242,767)	(253,563)	(112,969)	(208,497)
Mobitel S.A. – Dedic	(221,298)	(249,566)	(183,511)	(248,067)
Telefonica Serviços Empresariais do Brasil Ltda	(48,798)	(25,601)	(12,196)	(18,606)
Terra Networks Brasil S.A.	(1,957)	(597)	(236)	(647)
Portugal Telecom Inovação Brasil Ltda	(4,931)	(4,272)	(309)	(309)
T International Wholesale S.A.	(290)	(382)	-	-
Telecomunicações Móveis Nacionais – TMN	(40)	(70)	-	-
Telefonica Empresas S.A.	(4,479)	(9,671)	(5,980)	(11,686)
Telecomunicações de São Paulo S.A. – Telesp	(68,660)	(51,613)
Portugal Telecom SGPS S.A.	(71,647)	(21,085)	(39,431)	(39,431)
Telefonica S.A.	(59,912)	(24,611)	(29)	(34,272)
TBS Celular Participações Ltda	(11,644)	(10,141)	-	(10,521)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	(935)	(772)	-	-
Primesys Soluções Empresariais S.A.	(110)	(1,039)	(13,920)	(17,640)
Telefonica Comunicaciones Personales S.A. - UNIFON	-	(168)	(168)	(168)
Telefonica Engenharia de Segurança do Brasil Ltda	-	(2)	-	-
Telefonica Móbile Solutions do Brasil Ltda	-	-	(463)	(1,311)
Telefonica Soluciones de Informática Ltda	-	-	-	(374)

Total	(737,468)	(653,153)	(369,212)	(591,529)

Other operating income
Portugal Telecom SGPS S.A.	9,457	11,879	-	-
Telecomunicações de São Paulo S.A. – Telesp	6,964	7,540	-	-
Telefonica Empresas S.A.	5,081	4,752	491	-
Telefonica S.A.	3,133	35,417	-	-
Telefónica Móviles Espanha S.A.	-	-	-	10
Telefonica Serviços Empresariais do Brasil Ltda	691	30	-	10
Primesys Soluções Empresariais S.A.	-	2,280	-	2,288
Telefonica Móviles Chile S.A.	-	23	-	-
Telefonica Móbile Solutions Brasil Ltda	-	-	-	3

Total	25,326	61,921	491	2,311

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,			Combined

	2007	2006	2005	2005

Net financial income (expenses)
Portugal Telecom International Finance BV	-	-	(78)	(78)
Telefonica S.A.	5,745	1,198	-	-
Telefonica International S.A.	2,837	1,804	-	2,569
Portugal Telecom SGPS S.A.	1,460	396	14,184	14,184
Primesys Soluções Empresariais S.A.	169	-	-	-
Telecomunicações Móveis Nacionais – TMN	-	47	-	-
Telefônica Serviços Empresariais do Brasil Ltda.	-	-	2	(26)
Atento Brasil S.A.	-	-	5	13
Telefônica Comunicaciones Personales S.A. – UNIFON	-	-	-	5
Telefonica Móviles Espana S.A.	-	-	-	(7)
Telefonica Móviles Solutions Ltda.	-	-	-	293
Telefonica Móviles	-	-	-	3,703
Mobitel S.A. – Dedic	-	-	11	11

Total	10,211	3,445	14,124	20,667

Nonoperating income
Telefonica Serviços Empresariais do Brasil Ltda	50	29	-	-
Primesys Soluções Empresariais S.A.	-	33	-	-

Total	50	62	-	-

Recovery of joint-venture apportionment expenses:
Celular CRT Participações S.A	-	-	30,873	-
Tele Leste Celular Participações S.A	-	-	13,752	-
Tele Sudeste Celular Participações S.A	-	-	51,802	-

Total	-	-	96,427	-

Joint-venture apportionment expenses:
Celular CRT Participações S.A	-	-	(7,726)	-
Tele Leste Celular Participações S.A	-	-	(5,972)	-
Tele Sudeste Celular Participações S.A	-	-	(50,867)	-

Total	-	-	(64,565)	-

34. DIRECTORS’ FEES

In 2007 and 2006, directors’ fees totaled R$6,173 and R$8,557 were allocated as general and administrative expenses.

35. INSURANCE (CONSOLIDATED) (UNAUDITED)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, as of December 31, 2007, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health risks, etc. The Managements of the Company and of its subsidiary understand that insured amounts are sufficient to cover potential losses. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts

Operating risks	R$ 14,087,406
General Civil Liability	R$ 5,564

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Automobile (fleet of executive vehicles)	100% da Tabela Fipe, R$220 for
Corporal and Material Damages

36. CHANGES IN PREPARATION AND DISCLOSURE OF FINANCIAL STATEMENTS

On December 28, 2007 Law N°11,638, was approved by the President of the Federative Republic of Brazil. This law modifies and revokes articles of the Law N°6,404, dated December 15, 1976 and of the Law N°6,385 date December 7, 1976.

The provisions of this Law apply to the financial statements for fiscal years beginning as of January 1, 2008, which contemplates the following applicable modifications to public companies in Brazil: (i) the journal entries posted to the financial statements exclusively to comply with accounting rules should not be taxed or deductible for income tax purposes; (ii) in some business combinations the assets and liabilities must be recorded based on fair value; (iii) periodic evaluation of recoverability for fixed assets and intangible assets; (iv) leasing contracts must be recorded as property, plant and equipment; (v) some financial assets must be recorded based on their fair value; (vi) some assets and liabilities will be recorded to their present value, especially long term; and (vii) interest on associated companies in which management has significant influence or interest is higher that 20% of voting capital (no longer total capital), in subsidiaries and other companies that are part of the same financial group or are under common control, must be evaluated by the equity method, amongst others.

At this time is not possible to anticipate the impacts introduced by Law No 11,638 on results of operations, and in the financial position of the Company and its subsidiary for the financial statements for the year ending December 31, 2008, or retrospectively, for the year ended December 31, 2007, when compared to the financial statements to be presented for the year ending December31, 2008.

37. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

The Company’s accounting policies comply with accounting practices adopted in Brazil, as prescribed (“Brazilian GAAP”), which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described below:

a) Change in basis of presentation

As described in Note 1, on February 22, 2006, an Extraordinary General Shareholders’ Meeting approved the merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRT”) into the Company through exchange of shares. On the same date, the shareholders also approved the acquisition of the minority interest in Tele Centro Oeste Celular Participações S.A. (“TCO”) by exchanging shares of the Company for the shares held by minority shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company.

Since the Company was under common control with TSD, TLE and CRT for all periods presented prior to the above restructuring, combined financial information for these periods is presented under U.S. GAAP. In the combined financial information, all intercompany transactions have been eliminated. Under U.S. GAAP, the acquisition of the minority interests in TSD, TLE, CRT and TCO were accounted for on the date the share exchange occurred, being February 2006.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

b) Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was capitalized at the rate of 12% per year of the balance of construction-in-progress. For the three-year period ended December 31, 2007, the subsidiary did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather, the actual effective interest related to construction-in-progress was used to determine capitalized interest.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards - SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary losses associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Consolidated		Combined

	2007	2006	2005

Capitalized interest:
U.S. GAAP capitalized interest	35,038	19,277	40,357
U.S. GAAP capitalized interest on disposals	(17,396)	(16,026)	(46,336)
Brazilian GAAP capitalized interest	(11,175)	(1,605)	(7,811)
Brazilian GAAP capitalized interest on disposals	13,828	3,136	37,659

U.S. GAAP difference	20,295	4,782	23,869

Amortization of capitalized interest:
Amortization under Brazilian GAAP	56,614	36,265	71,969
Capitalized interest on disposals	(485)	(3,624)	(39,554)
Amortization under U.S. GAAP	(111,383)	(76,241)	(83,617)
Capitalized interest on disposals	611	12,579	46,182

U.S. GAAP difference	(54,643)	(31,021)	(5,020)

c) Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as a high-inflationary economy for U.S. GAAP purposes, has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of other operating expense. The resulting step-up is amortized over the remaining lives of the related assets.

d) Exchange of shares for minority interest

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for all of the shares held by minority shareholders of Telesp Celular S.A. In 2002, TCO acquired the minority interest in its subsidiary, Telebrasília Celular S.A. (“Telebrasília”) by exchanging shares of TCO for the shares held by the minority shareholders of Telebrasília. The acquisition increased TCO’s interest in Telebrasília from 88.25% to 100%. In 2004, TCO acquired the

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

remaining minority interests in its other subsidiaries through an exchange offer. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged. Additionally, on November 29, 2000, TLE and TSD acquired minority interests from its subsidiaries Telebahia Celular, Telergipe Celular, Telerj Celular and Telest Celular through an exchange offer transaction.

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

Under U.S. GAAP, shares issued to purchase the minority interest in Telerj Celular S.A. and Telest Celular S.A. in 2000 were recorded at the fair value of R$351,405 and R$67,079, respectively. The step-up in the fair value of assets was allocated to fixed assets, subscriber base assets and concession intangibles in the amount of R$31,522, R$135,518 and R$216,648, respectively. The step-up in the fair value of assets was fully amortized over remaining useful lives of the related fixed assets, subscriber base intangible asset, which was fully amortized over 48 months, representing the contractual relationship with subscribers and concession, which is being amortized based on the remaining concession period of the operating companies (until November 2005 for Telerj Celular S.A. and November 2008 for Telest Celular S.A.).

Under U.S. GAAP, shares issued to purchase the minority interest in Telebahia Celular and Telergipe Celular in 2000 were recorded at the fair value of R$62,082. The step-up in the fair value of assets was allocated to fixed assets, subscriber base assets and concession intangibles in the amount of R$7,215, R$2,382 and R$33,657, respectively. The step-up in the fair value of assets was fully amortized over remaining useful lives of the related fixed assets, subscriber base intangible asset, which was fully amortized over 48 months, representing the contractual relationship with subscribers and concession, which is being amortized based on the remaining concession period of the operating companies (until June 2008 for Telebahia Celular and December 2008 for Telergipe Celular).

Under U.S. GAAP, shares issued to purchase the minority interest in Telebrasília Celular in 2002, and the remaining minority interests in 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively. The step-up in the fair value of assets was allocated to fixed assets and concession intangibles in the amount of R$2,958 and R$ 38,336, respectively, for Telebrasília Celular in 2002 and concession intangibles in the amount of R$30,285 for the remaining minority interests acquired in 2004. The step-up in the fair value of assets is being amortized over 19 to 20 years for concession intangibles and 8 years for fixed assets.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to exchanges of shares for minority interest as of December 31, 2007 and 2006

	Consolidated

	2007	2006

Telesp Celular:
Reduction of property, plant and equipment	(101,671)	(101,671)
Depreciation for the property, plant and equipment	98,331	88,286

Telerj Celular and Telest Celular:
Property, plant and equipment fair value adjustment	31,522	31,522
Depreciation of fair value of property, plant and equipment	(31,522)	(31,522)
Customer list intangible asset recorded in U.S. GAAP	135,518	135,518
Amortization of customer list	(135,518)	(135,518)
Intangible asset related to concession recorded in U.S. GAAP	216,648	216,648
Amortization of intangible asset related to concession	(212,000)	(206,931)

Telebahia Celular and Telergipe Celular:
Property, plant and equipment fair value adjustment	7,215	7,215
Depreciation of fair value of property, plant and equipment	(7,215)	(7,215)
Customer list intangible asset recorded in U.S. GAAP	2,382	2,382
Amortization of customer list	(2,382)	(2,382)
Intangible asset related to concession recorded in U.S. GAAP	33,657	33,657
Amortization of intangible asset related to concession	(31,450)	(27,010)

Telebrasília Celular:
Property, plant and equipment fair value adjustment	2,958	2,958
Depreciation of fair value of property, plant and equipment	(1,824)	(1,506)
Intangible asset related to concession recorded in U.S. GAAP	68,621	68,621
Amortization of intangible asset related to concession	(16,428)	(12,948)

Total of the U.S. GAAP adjustments related to exchange of shares of minority interest	56,842	60,104

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

e) Acquisitions

Under Brazilian GAAP, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the property, plant and equipment acquired and amortized based on the useful lives of the underlying property, plant and equipment. Excess goodwill is generally amortized over ten years on a straight-line basis, based on estimated future profitability.

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

The differences between Brazilian GAAP and U.S. GAAP relate to: (i) the acquisition of an equity interest in Daini do Brasil S.A. (“Daini”), Globaltelcom Telecomunicações S.A. (“Globaltelcom”) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), the holding companies which controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001; (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002; (iii) the acquisition of TCO on April 25, 2003 and the tender offers to purchase additional shares of TCO in November 2003 and October 2004; and (iv) merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”), Celular CRT Participações S.A. (“CRT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) into the Company through exchange of shares.

Acquisition of Global Telecom S.A. (“GT”) and Holdings

On February 6, 2001, the Company acquired 49% of the outstanding voting shares and 100% of the outstanding nonvoting preferred shares of each of the Holdings that collectively held 95% of the voting shares and 100% of the nonvoting shares of GT for a total purchase price of R$914,964. The remaining 5% of the voting shares of GT were held by another investor who subsequently sold them to the three holding companies upon authorization by ANATEL in July 2001. This purchase was funded by an additional capital contribution by the Company to the Holdings in the amount of R$17,400. The Company’s investment in the Holdings represented an 83% aggregate indirect economic interest of the total equity of GT at December 31, 2001. The balance of the economic interest was held by the Holdings.

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

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The excess purchase price was allocated to the following fair value adjustments: (i) property, plant and equipment which was amortized over approximately 11 years, representing the average remaining useful lives of the relating assets; (ii) customer list which is being amortized over two years, representing the average customer life; and (iii) debt which is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations, and concession intangible which is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2007 and 2006:

	2007	2006

Purchase accounting on acquisition of the Holdings:
Reversal of goodwill recorded under Brazilian GAAP	(441,171)	(541,825)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(560,884)	(532,409)
Impairment recorded under U.S. GAAP	(89,533)	(89,533)
Reversal of valuation allowance against intangible asset related to the concession (*)	(383,939)	(383,939)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Depreciation of fair value of property, plant and equipment adjustment	92,539	79,302
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(140,035)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(25,800)	(25,163)

Total of the U.S. GAAP adjustments related to acquisition Holdings	(327,922)	(412,701)

(*)
Under Brazilian GAAP, if a deferred tax asset of the acquiree which was not recognized at the time of the combination is subsequently recognized, the resulting credit is recorded in income for the period.

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 93-7, “Uncertainties Related to Income Tax in a Purchase Business Combination”, if a deferred tax asset of the acquiree which was not recognized at the time of the combination is subsequently recognized, the subsequent elimination of a valuation allowance recognized at the acquisition date for deferred tax assets would be applied first to eliminate any goodwill related to the acquisition, second to eliminate any non-current intangible assets to the acquisitions, and third to reduce income tax expense.

For U.S. GAAP purposes, the elimination of valuation allowance recorded by the Company in 2006, in the amount of R$383,939, was recorded as a reduction of the intangible asset related to concession allocated at the acquisition of GT and the remaining was recorded as a credit in income tax expense for the period.

Acquisition of TCO

On April 25, 2003, the Company acquired 64.03% of the voting capital of TCO for approximately R$1,505.6 million, and in November 2003 and October 2004, the Company completed public tender offers to acquire 26.70% of the voting capital and 32.76% of the preferred shares of TCO for R$538.8 million and R$901.5 million, respectively. After these acquisitions, TCP became the holder of 90.73% of

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

the voting capital of TCO (51.42% of total capital). Additionally, the Company acquired a portion of the remaining balance of the special goodwill reserve of TCO, which was partially capitalized in the amount of R$63,893 on July 29, 2005 in its favor, increasing its interest in TCO to 52.47% of total capital.

The excess purchase price was allocated to the following fair value adjustments: (i) the difference being amortized over approximately three years, representing the weighted-average remaining useful lives of the relating assets; (ii) the difference amortized over two years, representing the average customer life; (iii) the adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations; (iv) the intangible asset related to the concession is being amortized on a straight-line basis over approximately a period of 18 years, representing the remaining term of the license of Area 8 and the remaining term of the license of Area 7 which expire in 2008, plus one extension of 15 years; (v) the goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO. Under Brazilian GAAP, TCP recorded goodwill amounting to R$2,134,824.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2007 and 2006:

	2007	2006

Purchase accounting on acquisition of TCO:
Reversal of goodwill recorded under Brazilian GAAP	(613,194)	(993,149)
Intangible related to concession recorded in U.S. GAAP	1,407,876	1,407,876
Amortization of intangible related to concession	(425,243)	(348,628)
Property, plant and equipment fair value adjustment	69,895	69,895
Depreciation of fair value of property, plant and equipment adjustment	(54,869)	(48,901)
Customer list intangible asset recorded in U.S. GAAP	321,995	321,995
Amortization of customer list	(321,995)	(321,995)
Debt fair value adjustment	5,125	5,125
Amortization of debt fair value adjustment	(5,088)	(4,679)
Goodwill recorded under U.S. GAAP	579,246	648,460
Deferred income tax	(252,455)	(158,719)

Total of the U.S. GAAP adjustments related to acquisition of TCO	711,293	577,280

f)
Merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”), Celular CRT Participações S.A. (“CRT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) into Vivo Participações S.A. (former Telesp Celular Participações S.A.) through exchange of shares.

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

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Date of
exchange of shares

Amounts representing 8.97%, 49.33%, 31.23% and 47.53% of the historical net assets of TSD, TLE, CRT and TCO, respectively, under U.S. GAAP	1,708,795
Fair value adjustments:
Property, plant and equipment (a)	215,217
Intangible assets - customer list (b)	607,606
Intangible related to concession (c)	11,867
Goodwill	283,795
Deferred income tax	(283,795)

Purchase price (d)	2,543,485

(a)	Difference being amortized over approximately 2.33 years, representing the weighted-average remaining useful lives of the relating assets.

(b)	Difference being amortized over two years, representing the average customer life.

(c)	The intangible asset related to the concession is being amortized on a straight-line basis over a period of approximately 17 years.

(d)	The purchase was determined using the average market prices of the acquired companies’ shares two days before and two days after the terms of the acquisition are agreed to and announced.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2007 and 2006:

Purchase accounting on merger of TSD, TLE and CRT and the acquisition of minority interest in TCO:	2007	2006

Property, plant and equipment fair value adjustment	215,217	215,217
Depreciation of fair value of property, plant and equipment adjustment	(174,922)	(89,950)
Customer list intangible asset recorded	607,606	607,606
Amortization of customer list	(582,289)	(278,486)
Intangible related to concession recorded	11,867	11,867
Amortization of intangible related to concession	(1,345)	(643)
Goodwill	283,795	283,795
Deferred income tax	(25,886)	(158,308)

Total of the U.S. GAAP adjustments related to merger of TSD, TLL,CRT and the acquisition of minority interest in TCO	334,043	591,098

g) Pension and other post-retirement benefits

The Company and its subsidiary participate in two multiemployer benefit plans (PBS-A and PAMA) for its retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions to multiemployer plans. The Company and its subsidiary also sponsor a single-employer defined pension benefit plan (PBS) and single-employer defined contribution pension plans (Prev and Visão). Under Prev and Visão Plans, besides the contributions to the plans, the Company is responsible for funding the risks of death and disability of the participants, and for some participants of the TCO Prev who have migrated from PBS-TCO are also granted some defined pension benefits. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Under Brazilian GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other postretirement benefits should be accounted as if they were single employer plans. As such, under BR GAAP the Company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the Company recognizes contributions due to the plan each year. See additional disclosures in Note 38.

A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other post-retirement plans liabilities is as follows:

	Consolidated

	As of December 31, 2007			As of December 31, 2006

	U.S.	Brazilian	Accumulated	U.S.	Brazilian	Accumulated
	GAAP	GAAP	difference	GAAP	GAAP	difference

Visão	(18,937)	-	(18,937)	(17,216)	93	(17,309)
PBS	(9,869)	-	(9,869)	(7,759)	-	(7,759)
Prev	(20,999)	652	(21,651)	(22,550)	-	(22,550)
PAMA	-	3,308	(3,308)	-	2,509	(2,509)

Accrued pension post-retirement benefit	(49,805)	3,960	(53,765)	(47,525)	2,602	(50,127)

On December 31, 2006, the Company and its subsidiary adopted the SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”, provisions related to recognition and disclosures, which requires an employer to recognize the over or unfunded status of a defined-benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The impact of the adoption of SFAS No. 158 was as a gain of R$29,645, net of income taxes, which was recorded directly in accumulated other comprehensive income at year end.

Reconciliation of pension and other post-retirement benefit plans adjustment:

	Year ended December 31,

	Consolidated		Combined

	2007	2006	2005

U.S. GAAP:
Net periodic pension cost under U.S. GAAP	8,521	7,058	1,861
Pension cost under Brazilian GAAP	(1,359)	(1,117)	(8)

Net reconciliation effect	9,880	8,175	1,869

The incremental effect of applying SFAS 158 on individual line items in the statement of financial position as of December 31, 2006 (inception date), is as follows:

	Before		After the
	application of		application of
	SFAS 158	Adjustments	SFAS 158

Pre paid assets for pension benefits	-	44,917	44,917
Deferred income taxes	2,493,421	(15,272)	2,478,149
Accumulated other comprehensive income
	-	29,645	29,645
Total shareholders' equity	9,096,550	29,645	9,126,195

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

h) Escrow deposits

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies are shown as deductions from the recorded liabilities. As shown in notes 18 and 20 escrow deposits amounting to R$131,756 and R$120,396 as of December 31, 2007 and 2006, respectively. Under U.S. GAAP it should be presented as separated in current or non-current assets instead of contra provision.

i) Income taxes

The Company and its subsidiary fully accrue for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No. 109, “Accounting for Income Taxes”, except that under Brazilian GAAP deferred tax assets are recorded by the amounts expected to be realized, whereas SFAS No. 109 requires deferred tax assets to be recognized in full, but reduced by a valuation allowance to an amount that is more likely than not to be realized.

Under Brazilian GAAP, the subsidiary TCO IP did not recognize deferred income tax and social contribution assets of R$3.9 million and R$3.8 million as of December 31, 2007 and 2006, respectively, due to the uncertainties involving their realization. Also under Brazilian GAAP, the Company (Vivo Participações S.A.) did not recognize deferred income tax and social contribution assets of R$945.7 million and R$947.4 million as of December 31, 2007 and 2006, respectively, due to the uncertainties involving their realization. For U.S. GAAP purposes, the amounts not recognized represent the valuation allowances that were recorded under U.S. GAAP.

Effective January 1, 2007, the Company and its subsidiary adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

As a result of implementing Interpretation 48, the Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiary file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

2002. The Brazilian Internal Revenue Service (“Brazilian IRS”) is currently examining our subsidiary Vivo S.A.’s (former Global Telecom) income tax returns for years 2003 to 2006. As a large tax payer, the Company is under continuous examination by the Brazilian federal tax authorities.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

j) Loss per share

Under Brazilian GAAP, net loss per share is calculated based on the number of shares outstanding at the balance sheet date.

Under US GAAP the Company applies the Financial Accounting Standards Board - FASB issued SFAS No. 128, “Earnings per Share”.

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

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. As of December 31, 2007, 2006 and 2005, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring described in Note 1. The number of shares issuable was computed considering the balance of the special goodwill reserve (R$ 552,638 in 2007, R$552,638 in 2006 and R$693,678 in 2005). However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for the periods presented as their effect would have been anti-dilutive.

For the periods presented below, the weighted-average number of shares outstanding reflect the effect of the reverse stock split described in Note 22. The computation of basic and diluted loss per share is as follows:

	Consolidated				Combined

	For the year ended		For the year ended		For the year ended
	December 31, 2007		December 31, 2006		December 31, 2005

	(in thousands, except per share data and percentages)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic and diluted numerator:
Actual dividends paid	-	-	-	16,808	24,960	32,608
Allocated undistributed earnings	(109,625)	-	(477,328)	-	(551,808)	-
Allocated net income available for common and preferred shareholders	(109,625)	-	(477,328)	16,808	(526,848)	32,608
Basic and diluted denominator: Weighted-average shares outstanding	524,931,665	912,691,180	481,267,468	841,340,834	443,996,716	637,776,690
Earnings (loss) per share - basic and diluted	(0.21)	-	(0.99)	0.02	(1.19)	0.05

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

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

l) Leases

The Company and its subsidiary have leased certain computer hardware and software under non-cancelable leases. Under Brazilian GAAP, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, “Accounting for Leases”. Under SFAS No. 13, the Company and its subsidiary are required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease term. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

m) Valuation of long-lived assets and goodwill

Under accounting practices adopted in Brazil, an impairment is recognized on long-lived assets, such as property, plant and equipment and concession intangibles, if the expected net cash flows generated the respective asset is not sufficient to cover its book value. Under U.S. GAAP, the Company and its subsidiary evaluate long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this Standard, the Company and its subsidiary periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The Company and its subsidiary have performed a review of its long-lived assets including property, plant and equipment, finite-lived intangible asset including concession and concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to technological and competition environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired to operate its cellular networks.

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP and determined that the recognition of an impairment loss was not required. The fair values of the reporting units were estimated using the present value of future cash flows. The Company performed its impairment testing as of December 31, 2007.

The changes in the carrying amount of goodwill as of December 31, 2007, 2006 and 2005 are as follows:

			TCO
	Vivo Participações		reporting
	S.A. (*)		unit

	2007	2006	2005

Balance at January 1	648,460	717,674	786,888
Reduction of goodwill for tax benefits recognized	(69,214)	(69,214)	(69,214)

Balance at December 31	579,246	648,460	717,674

(*)
As discussed in Note 37.f), during 2006 the Company completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2007.

n) FISTEL fees

Under BR GAAP, the FISTEL fees assessed on each activation of a new cellular line is deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this fee would be charged directly to the consolidated statement of operations. Therefore, the deferred FISTEL fees on activation fees as of December 31, 2007, 2006 and 2005 is being adjusted in the reconciliation of the income differences between Brazilian GAAP and U.S. GAAP.

o) Revenue recognition

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, the Company and its subsidiary recognize service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale.

(i) Roaming

The Company and its subsidiary have roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the subsidiary for the service at the applicable rates. Conversely, when one of the subsidiary’s customers roams outside the coverage area, the subsidiary pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly, this difference in accounting policy has no impact on net loss nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$46,796, R$32,057 and R$208,895 for 2007, 2006 and 2005, respectively.

(ii) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net loss nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$3,380,046, R$3,091,000 and R$3,152,978 for 2007, 2006 and 2005, respectively, as compared to amounts reported under Brazilian GAAP.

(iii) Deferred revenue sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value added and other sales taxes are recognized when sold. Under U.S. GAAP, revenue on sales of handsets, along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the subsidiary’s handsets are sold below cost, this difference in accounting policy had no impact on net loss nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$1,267,138, R$1,176,302 and R$1,293,132 as of December 31, 2007, 2006 and 2005, respectively. The impact of this difference under U.S. GAAP was to decrease both net revenues and cost of services and goods by R$90,837 and R$221,279 for 2007 and 2005, respectively, and to increase both net revenues and cost of services and goods by R$116,831 for 2006. We have considered whether these handsets represent a separate unit of accounting under EITF 00-21 and believe the criterion in paragraph 9a has not been met because the handsets do not have value to the customer on a stand-alone basis, since our TDMA and CDMA technology handsets are not compatible with the GSM technology used by all other competitors. In the beginning of 2007 the subsidiary started the transition of CDMA technology to GSM. However, we concluded there was no impact in our revenue recognition policy under US GAAP, since the frequency utilized by our competitors during 2007 was not compatible with the frequency used by our GSM technology and therefore, the GSM handsets also do not have stand-alone value. Consequently, the revenue recognition policy under US GAAP for the sale of GSM handsets was consistent with policy used for the sale of CDMA.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

(iv) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”, the subsidiary began to separately account for free minutes given in connection with the sales of handsets. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the subsidiary does not separately account for free minutes given in connection with sales of handsets. For the year ended December 31, 2007, the effects in net loss of this accounting difference was R$93,608, in 2006 R$(24,305) and in 2005 R$13,367.

p) Derivative financial instruments

As mentioned in Note 31 the Company and its subsidiary have entered into foreign-currency swap contracts at various exchange rates, in the notional amounts of US$369.3 million, JPY 66,065.3 million and €15.2 million (US$761,7 million, JPY50,285.6 million and €1.9 million as of December 31, 2006). As of December 31, 2007, the Company had contracted interest rate swaps in the notional amount of R$1,097.6 million (R$1,694 million as of December 31, 2006) for local interest rates (CDI) and of US$52.5 million (US$232.5 million as of December 31, 2006) for foreign-currency interest rate (Libor). Under Brazilian GAAP, foreign-currency swap contracts are recorded on a net basis as if they had been settled at the balance sheet date.

Under U.S. GAAP, the Company and its subsidiary apply SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets and liabilities or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company and its subsidiary have elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

The Company and its subsidiary have designated certain swap contracts as fair value hedges. The Company and its subsidiary had R$1,794.5 million (US$337.8 million, JPY66,065.2 million, € 15.2 million and R$110.0 million) as of December 31, 2007, and R$2,147.5 million (US$530.7 million, JPY50,285.6 million, €1.9 million and R$110.0 million) as of December 31, 2006, of notional value swap contracts with a fair value of R$1,697.7 million as of December 31, 2007 (R$2,208.7 million as of December 31, 2006) designated as fair value hedges of a portion of the Company’s foreign-currency denominated debt. The Company and its subsidiary are hedging the related foreign currency (U.S. dollar) and interest rate risk associated with such indebtedness. The Company and its subsidiary calculate the effectiveness of these hedges both at inception and on an ongoing basis (i.e., at least quarterly). Since theses derivative contracts qualify for hedge accounting under U.S. GAAP, the hedged debt is also

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

adjusted to fair value under the fair value hedge rules of SFAS No. 133. As of December 31, 2007 and 2006, the value of the Company’s debt subject to these accounting hedges is higher than their respective book values by R$2.8 million and R$2.5 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of the financial expense, net for the years ended December 31, 2007 and 2006.

Ineffectiveness amounting to R$0.48 million and R$2.8 million for the years ended December 31, 2007 and 2006, respectively, was included in current earnings. For the year ended December 31, 2005, ineffectiveness amounted to R$18.1 million. Consequently, these derivative instruments have been highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged. The U.S. GAAP adjustment reflects the difference between the recorded value of the related derivative contracts and the related debt under Brazilian GAAP and their fair values under U.S. GAAP. The Company and its subsidiary’s remaining derivative contracts for the years presented have not been accounted for using hedge accounting.

q) License acquisition costs

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to Brazilian GAAP. Under U.S. GAAP, the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interests accrued in 1998. This difference is being amortized over the license period. The effects of license acquisition costs on net income (loss) for the years ended 2007, 2006 and 2005 are R$6,001, R$6,159 and R$6,159, respectively.

Additionally, GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to Brazilian GAAP. Under U.S. GAAP, such amortization was reversed and the amortization period starts on the start-up date, January 1, 1999, the date GT began to operate.

r) Deferred assets

The Company has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by Brazilian GAAP. Under U.S. GAAP, these costs are recorded as expenses when incurred. The effects of deferred assets amortization on net income (loss) for the years ended 2007, 2006 and 2005 are R$35,871, R$35,871 and R$35,863, respectively.

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

t) Donations

Under Brazilian GAAP, equipment received free of charge (donations) are recorded at fair value, with a corresponding credit to capital reserve, which is amortized into result of operations based on realization of

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

the corresponding asset. For U.S. GAAP purposes, the credit to capital reserves would be classified as a reduction of the related asset and amortized to reduce depreciation expense.

u) Items posted directly to shareholders’ equity.

Under Brazilian GAAP, various items are posted directly to shareholders’ equity, which under U.S. GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP be made directly to the consolidated statements of operations, the adjustment is included in the reconciliation of net loss differences between U.S. and Brazilian GAAP. Write-off of tax loss carryforward of subsidiaries of R$294,094 in 2006, tax reserve incentives balance of R$3,589 at 2007, accumulated amount of donations of R$47,502 through the years are adjusted in the Company’s financial statements for U.S. GAAP purposes.

v) Restructuring costs

The Company commenced a restructuring process in the end of 2005 that resulted in the exchange of shares of the Company for shares held by minority shareholders outside of companies controlled by Brasilcel N.V. The Company incurred certain costs directly related to the exchange of shares with minority shareholders in the restructuring that were expensed during the year ended December 31, 2005 under Brazilian GAAP. Under U.S. GAAP, pursuant to SFAS No. 141, “Business Combinations”, the costs of registering and issuing equity securities is recognized as a reduction of the otherwise determinable fair value of the securities and the direct costs including “out-of-pocket” or incremental costs directly related to an acquisition of minority interest, such as fees paid to outside consultants for accounting and legal issues and for appraisals, are included as part of the acquisition cost. Therefore, the amounts related to direct costs incurred for the registering and issuing of equity securities and the acquisition of minority interest was deferred as of December 31, 2005 under U.S. GAAP. In 2006, this restructuring process was finished and the costs directly related to the exchange of shares with minority shareholders were reclassified as a reduction in the fair value of the shares issued.

w) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the Statement is to report all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

For the year ended December 31, 2007 and 2006, the component of comprehensive income includes only the accumulated effect of initial adoption of FAS No. 158, “Conforming Amendments to the Illustrations in FASB No. 87, No. 88 and No. 106 and to Related Staff Implementation Guidance”. For the years ended December 31, 2005 there was not any component in the comprehensive income.

y) Inventories owned by the subsidiary and provided free of charge to corporate customers

The subsidiary has agreements with its corporate customers, through which handsets owned by the subsidiary is provided free of charge to the customer from periods varying from 12 to 24 months, through a right-of-use agreement. Under Brazilian GAAP these handsets are recorded as property, plant and

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

equipment and depreciated over a period of 18 months. The period of 18 months represents the estimated contractual relationship with our subscribers and also the estimated useful life of the handsets.

Under US GAAP the subsidiary has deferred the inventoriable cost of the handsets provided for customer under this revenue arrangement, as required in Accounting Research Bulleting No. 43 – Restatement and Revision of Accounting Research Bulletins as amended by FASB Statement No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (ARB 43). Therefore, the cost of handsets under this type of agreement are reclassified from property, plant and equipment to costs of inventory subject to a deferred revenue arrangement, non-current, and amortized over the period of 18 months. The subsidiary expects to recover the cost through the non-cancellable service arrangement.

The amounts of inventoriable costs incurred by the Company and reclassified to non-current assets, net of amortization was R$290,398, R$292,944 and R$248,342 as of December 31, 2007, 2006 and 2005, respectively.

Reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP

	Consolidated		Combined

	2007	2006	2005

Brazilian GAAP net income (loss) for the year	(99,391)	16,347	(909,246)
TSD, TLE and CRT results under Brazilian GAAP	-	-	141,782

Brazilian GAAP combined net loss for the year	(99,391)	16,347	(767,464)

Add (deduct)-
Different criteria for:
b) Capitalized interest	20,295	4,782	23,869
b) Amortization of capitalized interest	(54,643)	(31,021)	(5,020)
c) Amortization of monetary restatement of 1996 and 1997	(3,524)	(3,591)	(11,737)
c) Loss on disposal of assets monetarily restated in 1996 and 1997	-	(411)	(2,892)
d) Exchange of shares for minority interest:
Depreciation effect from reduction of fixed assets	9,727	10,199	6,965
Amortization of concession	(12,989)	(12,989)	(45,275)
e) Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	480,609	469,119	484,132
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP	(45,681)	(45,681)	(45,681)
Depreciation of fixed assets	7,269	(2,747)	(6,746)
Amortization of customer list	-	(59,291)	(119,990)
Amortization of intangible related to concession	(105,090)	(168,749)	(168,749)
Additional interest expense on purchase price allocation of debt	(1,046)	(1,729)	(1,806)
Reversal of valuation allowance	-	(383,939)	-
f) Merger of TSD, TLE, CRT and TCO	(389,477)	(369,079)	-
g) Pension and other post-retirement benefits	9,880	8,175	1,869
l) Difference in criteria for capital leases	(4,756)	(6,790)	(6,224)
n) FISTEL fees	(63,027)	61,790	35,591
o) Free minutes given in connection with sales of handsets	93,608	(24,305)	13,367
p) Derivative contracts	8,051	65,724	(32,349)
q) Amortization of license acquisition costs	(6,001)	(6,159)	(6,159)
r) Amortization of deferred assets	35,871	35,871	35,863
s) Advance to affiliate	-	-	15,584
t) Donations	3,132	2,683	1,044
u) Tax reserve incentives	-	24,162	7,887
u) Write-off of tax loss carryforwards of subsidiaries	-	(294,094)	(23,327)
v) Restructuring costs	-	2,202	19,950
i) Deferred tax effect on the above adjustments	7,558	249,416	104,972
Minority interest on the above adjustments	-	(415)	(1,914)

U.S. GAAP net loss for the year	(109,625)	(460,520)	(494,240)

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Loss per share in accordance with U.S. GAAP

	Consolidated		Combined

	2007	2006	2005

Common shares - basic and diluted	(0.21)	(0.99)	(1.19)
Weighted-average common shares - basic and diluted	524,931,665	481,267,468	443,996,716

Preferred shares - basic and diluted	-	0.02	0.05
Weighted-average preferred shares - basic and diluted	912,691,180	841,340,834	637,776,690

As described in item (j), under EITF No. 03-06, net losses have not been allocated to preferred shares in the loss per share calculation since preferred shareholders have a liquidation preference over common shareholders. Additionally, as described in item (j), loss per share and share amounts have been retroactively restated to reflect the reverse stock split described in item (j).

Reconciliation of the shareholders’ equity differences between Brazilian GAAP and U.S. GAAP

	Consolidated		Combined

	2007	2006	2005

Brazilian GAAP shareholders’ equity	8,297,577	8,371,746	4,015,189
Shareholders’ equity of TSD, TLE and CRT under Brazilian GAAP	-	-	3,032,299
Brazilian GAAP combined shareholders’ equity	8,297,577	8,371,746	7,047,488

Add (deduct)-
Different criteria for:
b) Capitalized interest	172,784	152,490	147,708
b) Amortization of capitalized interest	(111,238)	(56,594)	(25,573)
c) Monetary restatement of 1996 and 1997, net	5,023	8,547	12,549
d) Exchange of shares for minority interest:
Adjustment to fixed assets	(59,976)	(59,976)	(59,976)
Accumulated depreciation	57,770	48,043	37,844
Adjustment to concession	318,926	318,926	318,926
Amortization of concession	(259,878)	(246,889)	(233,900)
Adjustment to client list	137,900	137,900	137,900
Amortization of client list	(137,900)	(137,900)	(137,900)
e) Acquisitions - purchase accounting allocations:
GT and Holdings	(327,922)	(412,701)	(37,680)
TCO	711,293	577,280	256,903
f) Merger of TSD, TLE, CRT and TCO	334,043	591,098	-
g) Pension and other post-retirement benefits	53,765	50,126	(2,965)
l) Difference in criteria for capital leases	16,920	21,676	28,466
n) FISTEL fees	(110,304)	(47,277)	(109,067)
o) Free minutes given in connection with sales of handsets	(3,130)	(96,738)	(72,433)
p) Derivative contracts	10,092	2,041	(63,683)
q) Interest capitalized on license acquisition costs	42,006	42,006	42,006
q) Accumulated amortization of license acquisition costs	(12,189)	(6,188)	(29)
r) Deferred assets, net of accumulated amortization	(58,833)	(94,704)	(130,575)
t) Donations	(47,502)	(37,348)	(20,777)
v) Restructuring costs	-	-	19,950
i) Deferred taxes on the above adjustments	(4,840)	631	30,347

Minority interest on the above adjustments	-	-	(19,899)

U.S. GAAP shareholders’ equity	9,024,387	9,126,195	7,165,630

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Changes in the consolidated shareholders’ equity under U. S. GAAP

	Consolidated		Combined

	2007	2006	2005

Shareholders’ equity under U.S. GAAP as of beginning of the year	9,126,195	7,165,630	5,685,915
Capital increase	-	-	2,000,000
Premium paid on acquisition of fractional shares	-	-	8
Adjustment on goodwill reserve	-	-	(3,910)
Corporate restructuring	-	-	58,110
Merger of TSD, TLE, CRT and acquisition of TCO’s minority interest	-	2,385,520	-
Prescribed dividends and interest on shareholders’ equity	11,936	22,728	-
Net loss	(109,625)	(460,520)	(494,240)
Net income allocation:
Dividends	-	(16,808)	(13,517)
Interest on shareholders’ equity	-	-	(44,051)
Change in minority interest of TSD, TLE and CRT	-	-	(22,685)
Accumulated other comprehensive income - FAS No. 158, net of tax	(4,119)	29,645	-

Shareholders’ equity under U.S. GAAP	9,024,387	9,126,195	7,165,630

Disclosure of accumulated other comprehensive income balance

	Pension plan -	Accumulated
	SFAS No. 158 -	other
	adjustment, net	comprehensive
	of tax	income

Balance at December 31, 2005	-	-

Current period change, net of tax (R$15,272).	29,645	29,645

Balance at December 31, 2006	29,645	29,645

Current period change, net of tax (R$2,122)	(4,119)	(4,119)

Balance at December 31, 2007, net of tax (R$13,150)	25,526	25,526

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

U.S. GAAP supplementary information
Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP

	Consolidated		Combined

	2007	2006	2005

Brazilian GAAP operating income (loss) as reported	178,470	(545,727)	(134,574)
Reversal of financial expense, net	468,339	747,985	913,142

U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(3,524)	(3,591)	(11,737)
Loss on disposal of assets monetarily restated in 1996 and 1997	-	(411)	(2,892)
Amortization on capitalized interest	(54,769)	(39,976)	(11,648)
Amortization of license acquisition costs	(6,001)	(6,159)	(6,159)
Difference in criteria for capital leases	(4,756)	(6,790)	(6,865)
FISTEL fees	(63,027)	61,790	35,591
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	9,727	10,199	6,965
Amortization of concession	(12,989)	(12,989)	(45,275)
Amortization of deferred assets	35,871	35,871	35,863
Amortization of donations	3,132	2,683	1,044
Pension and other post-retirement benefits	9,880	8,175	1,869
Free minutes given in connection with sales of handsets	93,608	(24,305)	13,367
Advance to affiliate	-	-	15,584
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	480,609	469,119	484,132
Amortization of intangible related to concession	(105,090)	(168,749)	(168,749)
Depreciation of fixed assets	7,269	(2,747)	(6,746)
Amortization of customer list	-	(59,291)	(119,990)
Merger of TSD, TLE, CRT and TCO	(389,477)	(369,079)	-
Provision for losses on assets	-	(277,987)	(36,403)
Loss on property, plant and equipment disposals	(23,970)	(2,715)	(29,436)
Provision for loss investments	-	(671)	(17,328)
Restructuring costs	-	2,202	19,950

U.S. GAAP operating (loss) income	623,302	(183,163)	929,705

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of net operating revenue and costs of services and goods sold under Brazilian GAAP to
U.S. GAAP

	Consolidated		Combined

	2007	2006	2005

Brazilian GAAP net revenue	12,492,494	10,936,714	11,253,834
Reclassification to cost of services and goods value-added and other sales taxes .	3,380,046	3,091,000	3,152,978
Roaming charges	46,796	32,057	208,895
Deferred revenues on sales of handsets, net of amortization	(90,837)	116,831	(221,279)
U.S. GAAP adjustments:
Free minutes given in connection with sales of handsets	93,608	(24,305)	13,367
Deferred revenues on sales of handsets with minute rebates	-	-	-

U.S. GAAP net revenue	15,922,107	14,152,297	14,407,795

Brazilian GAAP cost of services and goods sold	(6,623,290)	(5,564,168)	(5,337,339)
Reclassification to cost of services and goods sold:
Value-added and other sales taxes	(3,380,046)	(3,091,000)	(3,152,978)
Roaming charges	(46,796)	(32,057)	(208,895)
Deferred cost on handset sales, including taxes on sales, net of amortization during the year	90,837	(116,831)	221,279
Reclassification from selling expense-
Rewards program expense	(11,336)	(15,273)	(19,597)
Reclassification from other operating expense-
Cash Rebates	10,243	13,568	55,878
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(3,524)	(3,591)	(11,737)
Amortization on capitalized interest	(54,769)	(39,976)	(11,648)
Amortization of license acquisition costs	(6,001)	(6,159)	(6,159)
Difference in criteria for capital leases	(4,756)	(6,790)	(6,865)
FISTEL fees	(63,027)	61,790	35,591
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	9,727	10,199	6,965
Amortization of concession	(12,989)	(12,989)	(45,275)
Amortization of donations	3,132	2,683	1,044
Pension and other post-retirement benefits	9,880	8,175	1,869
Acquisitions:
Amortization of intangible related to concession	(105,090)	(168,749)	(168,749)
Depreciation of fixed assets	7,269	(2,747)	(6,746)
Amortization of customer list	-	(59,291)	(119,990)
Merger of TSD, TLE, CRT and TCO	(389,477)	(369,079)	-

U.S. GAAP cost of services and goods	(10,570,013)	(9,392,285)	(8,773,352)

U.S. GAAP gross profit	5,352,094	4,760,012	5,634,443

Supplementary balance sheet information U.S. GAAP:
Total assets	22,508,441	18,392,470	20,367,054

Current liabilities	9,480,393	5,772,070	6,040,463

Non-current liabilities	4,003,661	3,438,303	5,254,243

Net property, plant and equipment	6,078,929	6,333,273	6,536,440

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

38. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and other post-retirement benefits

As described in Notes 32 and 36.g), the Company and its subsidiary’s employees receive pension and post-retirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a November 30 measurement date for its plans assets. Disclosures on the Company’s contributions to defined contribution and multiemployer plans are included in Note 32.

Although TCP Prev and TCO Prev are defined contribution plans, there is a risk of death and disability of participants, which is born by the sponsor, requiring an actuarial calculation. Following is the obligation and funded status information on the Company’s single-employer benefit plans under U.S. GAAP:

Change in benefit obligation

	Consolidated

	2007	2006

Benefit obligation at the beginning of the year	75,099	69,995
Service cost	2,302	1,864
Interest cost	7,473	7,695
Plan participants contributions	-	167
Actuarial gain	(6,568)	(1,723)
Benefits paid	(3,566)	(2,899)
Vivoprev plan	652	-

Benefit obligation at the end of the year	75,392	75,099

Change in plan assets

	Consolidated

	2007	2006

Fair value of plan assets at the beginning of the year	122,624	101,149
Actual return on plan assets	3,656	22,115
Actual contributions	2,483	2,259
Benefits paid	(3,566)	(2,899)

Fair value of plan assets at the end of the year	125,197	122,624

Reconciliation of funded status

	Consolidated

	2007	2006

Funded status	(49,805)	(47,525)

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Amounts recognized in the statement of financial position

	Consolidated

	2007	2006

Non-current assets	50,457	47,525
Current liability	(98)	-
Non-current liability	(554)	-

Net amount recognized	49,805	47,525

Components of net periodic pension cost and other benefit cost

	Consolidated		Combined

	2007	2006	2005

Service cost (net of employee contributions)	2,170	1,864	2,541
Interest cost on PBO	7,473	7,695	7,563
Expected return on assets	(14,451)	(13,763)	(10,321)
Amortization of initial transition obligation	609	609	609
Amortization of gains	(2,141)	(1,404)	(599)
Amortization of prior service cost	29	29	29

Net periodic pension cost and other benefit cost	(6,311)	(4,970)	(178)

Accumulated other comprehensive income

	2007	2006

Actuarial gain	(43,918)	(50,146)
Transition obligation	4,200	4,809
Prior service cost	1,044	421

Total	(38,674)	(44,916)

Changes in items not yet recognized in net periodic pension cost

	Consolidated

	2007			2006

	Actuarial (gain) loss	Transition obligation	Prior service cost	Actuarial (gain) loss	Transition obligation	Prior service cost

Balance at the beginning of the year	(50,146)	4,809	421	(41,471)	5,418	450
Amount generated in the period	4,087	-	652	(10,079)	-	-
Amount recycled to profit and loss	2,141	(609)	(29)	1,404	(609)	(29)

Balance at ending of year	(43,918)	4,200	1,044	(50,146)	4,809	421

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Assumptions

	Consolidated		Combined

	2007	2006	2005

Discount rate for determining projected benefit obligations	10.77%	10.24%	11.30%
Rate of increase in compensation levels	6.59%	6.08%	7.10%
Benefit adjustments	4.50%	4.00%	5.00%
Expected long-term rate of return on plan assets	11.00%	11.84%	13.73%
Inflation	4.50%	4.00%	5.00%

Plan assets

The Company’s weighted-average pension plan asset allocations by asset category at the end of 2007 and 2006, and the target allocation for 2008, are as follows:

	Target	Percentage of plan
	allocation for	assets at year end

	2008	2007	2006

Asset category:
Equity securities	17.9%	18.8%	18.7%
Loans	-	1.3%	1.8%
Fixed income	81.0%	74.0%	73.1%
Other	1.1%	5.9%	6.4%
Total	100.0%	100.0%	100.0%

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

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Single-employer amount

2008	4,429
2009	4,918
2010	5,269
2011	5,866
2012	6,419
Years 2013-2017	42,546

A summary of the SISTEL multiemployer defined-benefit pension plan (inactive employees pension plan - PBS-A) as of December 31, 2007 and 2006, which the Company and its subsidiary participate is as follows:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Inactive employees pension plan - PBS-A

	Consolidated

	2007	2006

Funded status:
Projected benefit obligation	4,225,533	4,118,077
Fair value of plan assets	(6,853,284)	(6,092,174)

Funded status	(2,627,751)	(1,974,097)

A summary of the SISTEL multiemployer post-retirement benefits plan (health care plan - PAMA), which the Company and its subsidiary participate, is as follows:

Health care plan - PAMA

	Consolidated

	2007	2006

Funded status:
Accumulated post-retirement benefit obligation:
Active participants	33,710	27,438
Fully eligible active plan participants	7,823	4,510
Inactive participants	1,185,019	1,019,730

	1,226,552	1,051,678

Fair value of plan assets	(561,415)	(563,348)

Obligations in excess of plan assets	665,137	488,330

b) Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	Consolidated

	2007

		Software	Customer
	Concession	use rights	list	Other

Gross	3,984,293	3,334,738	1,207,536	35,511
Accumulated amortization	(1,887,403)	(2,080,128)	(1,182,219)	(28,849)
Write-off of concession	(473,472)	-	-	-
Net	1,623,418	1,254,610	25,317	6,662
Amortization expense	190,837	394,936	303,803	5,655

Amortization period	(*)	5 years	2 years	5.1years

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

Consolidated

2006

Concession	Software	Customer	Other

		use rights	list

Gross	3,933,905	2,901,316	1,207,536	35,592
Accumulated amortization	(1,696,566)	(1,685,686)	(878,416)	(23,233)
Write-off of concession	(473,472)	-	-	-
Net	1,763,867	1,215,630	329,120	12,359
Amortization expense	253,625	388,105	337,777	6,127

Amortization period	(*)	5 years	2 years	5.1years

(*)	Amortized on a straight-line method over the major term of concession period for Areas 7 and 8 until 2023.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2008	891,600
2009	774,566
2010	184,760
2011	184,760
2012	184,760

c) Capital leases

The future minimum payments, by year and in the aggregate, under the Company’s non-cancelable lease obligation

2008	3,907
2009	3,280
2010	771

Aggregate lease payments	7,958

s classified as capital leases are as follows:

Future minimum lease payments:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company and its subsidiary’s capital lease obligations:

2007

Property, plant and equipment:
Software	82,518
Less- Accumulated amortization	(57,640)

24,878

d) Concentration of risks

Credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiary continually monitor the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting their business, Vivo S.A. is fully dependent upon the cellular telecommunications authorizations, granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company and its subsidiary’s operations.

e) Commitments (unaudited)

Budgeted capital expenditure commitments for 2008 are approximately R$6,068.8 million, of which R$3.4 billion refer to Vivo’s consolidated operational budget (of which R$1.2 billion refer to the 3G licenses and frequencies including the Northeast region) and R$2.7 billion refer to Telemig’s recent acquisition. For 2007, the budgeted capital expenditure commitments were approximately R$1,732.0 million, of which R$1,905.7 million was incurred during the year. Most of the 2007 capital expenditures was related to infrastructure, information technology and transmission equipment.

As established in our authorizations and original concession agreements, the Company and its subsidiary are subject to obligations concerning quality of services, network expansion and modernization, as established in their authorizations and their original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

f) Segment information

As described in Note 1, during 2006, the Company merged with TSD, TLE and CRT and acquired the remaining minority interest in TCO. Additionally, the Company completed corporate restructurings to simplify its corporate legal structure and create a single legal operating company. This resulted in changes to the Company’s management structure and operating segments. By the end of the year ended December 31, 2007, the Company had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented for U.S. GAAP purposes.

g) Asset Retirement Obligation

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

SFAS No. 143, Accounting for Asset Retirement Obligations requires the subsidiary to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as part of the book value of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the subsidiary either settles the obligation for its recorded amount or incurs a gain or loss.

The subsidiary has certain legal obligations related to network infrastructure, principally tower assets, which fall within the scope of SFAS 143. These legal obligations include obligations to remediate leased land on which the subsidiary’s network infrastructure assets are located. The significant assumptions used in estimating the subsidiary’s asset retirement obligations include the following: a probability that each of the subsidiary’s network infrastructure assets will be remediated at the lessor’s directive, expected settlement dates that coincide with lease expiration dates plus estimates of lease extensions, remediation costs that are indicative of what third party vendors would charge the subsidiary to remediate the sites, expected inflation rates that are consistent with historical inflation rates, and credit-adjusted risk-free rates that approximate the subsidiary’s incremental borrowing rates.

The changes in asset retirement obligation were as follows:

Balance at December 31, 2005	81,237

Additions in 2006, net	45,216
Accretion expense	3,454

Balance at December 31, 2006	129,907

Additions in 2007, net	12,066
Accretion expense	3,974

Balance at December 31, 2007	145,947

The asset retirement obligation is also recorded under Brazilian GAAP. See footnote 21.

h) Deferred Income taxes

Under Brazilian GAAP, deferred taxes are classified as current or non-current based upon the expected period of reversal. Under USGAAP, deferred taxes are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference. The classification of our deferred tax assets and liabilities under USGAAP is as follows as of December 31, 2007 and 2006. Current deferred tax asset of R$814,729 and R$732,782, respectively, current deferred tax liability of R$15,634 and R$12,694, respectively, non-current deferred tax asset of R$1,459,485 and R$1,773,333 respectively.

Additionally, under Brazilian GAAP, the Company (Vivo Participações S.A.) did not recognize deferred income tax and social contribution assets of R$945.7 million and R$947.4 million as of December 31, 2007 and 2006, respectively, due to the uncertainties involving their realization. Under US GAAP Vivo Participações S.A. recorded those amounts, and as a result of the uncertainty involving their realization, a full valuation allowance in the same amount was also recorded in 2007 and 2006.

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

i) Recently Adopted Standards

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS 158”). SFAS 158 requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the Company’s fiscal year end; and (4) provide enhanced disclosures. The provisions of SFAS 158 were effective for our year ended December 31, 2006. Refer to Note 37.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The adoption of FIN 48 did not have impact on our Consolidated Financial Statements and, at this time, we do not expect FIN 48 to have a material impact on our Consolidated Financial Statements in the future. Refer to Note 37.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The consensus provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual Consolidated Financial Statements for each period for which an income statement is presented if those amounts are significant. EITF 06-3 was effective January 1, 2007. We record substantially all of the taxes within the scope of EITF 06-3 on a gross basis in our cost of services and goods sold. Refer to Note 37.

j) New accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

In September 2006 the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements.” SFAS No. 157 provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - Continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais, unless otherwise indicated)

prior accounting pronouncements. We are required to adopt SFAS No. 157 for our fiscal year beginning January 1, 2008, except as it relates to fair value measurements for nonfinancial assets and nonfinancial liabilities, which will be our fiscal year beginning January 1, 2009, as stated by FSP 157-2 issued by FASB Staff Position (FSP) in February 2008. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our results of operations and financial condition, but do not expect it to have a material impact.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for our fiscal year beginning January 1, 2008. We are currently evaluating the effect, if any, that the adoption of SFAS No. 159 will have on our results of operations and financial condition, but do not expect it to have a material impact.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separated from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement is effective for us on January 1, 2009. We expect SFAS 160 will not have significant impact on our Consolidated Financial Statements. As of December 31, 2007 and 2006, we have no minority interest due to our corporate restructuring as mentioned in note 1.

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective for us on January 1, 2008. We do not expect the adoption of EITF 06-11 to have a material impact on our Consolidated Financial Statements.

39. SUBSEQUENT EVENTS

As mentioned in Note 1 the sale agreement of Tele Norte Participações S.A. to Telemar Norte Leste S.A., was subject to ANATEL’s approval. As of March 5, 2008 in accordance to Act nº 1,261, published on DOU – Diário Oficial da União (Federal Diary) on March 7, 2008, ANATEL has granted its consent for the transfer of shares of Tele Norte Participações to Vivo Participações and the subsequent consent for the transfer of the same shares to Telemar Norte Leste S.A.