Form 20-F
period 2008-12-31
Vivo Participacoes S.A.
filed 2009-04-23
CIK 1071337

As filed with the Securities and Exchange Commission on April 22, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

The number of outstanding shares of each class as of December 31, 2008:

Title of Class	Number of Shares Outstanding

Common Stock	134,150,345
Preferred Stock	234,369,011

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
Large accelerated filer                    Accelerated filer                  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
International Financial Reporting
Standards as issued by the
International Accounting
U.S.GAAP                   Standards Board                  Other

The financial statements included in this filing were prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian
Corporate Law (Brazilian GAAP).

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                   No

i

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

• “Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

• “Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997, by Law No. 10,303 of October 2001, and by Law 11,638 of December 2007;

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

• “Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiary, formerly Vivo subsidiaries prior to our corporate restructuring;

• “Commission” are to the U.S. Securities and Exchange Commission;

• “Corporate Restructuring” are to the restructuring of our operating subsidiaries described in “Item 4.A.—Information on the Company—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”;

• “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

• “D.O.U.” are to the Diário Oficial da União, the Official Newspaper of the Government of Brazil;

• “Federal District” are to the federal district of Brasilia, the capital of Brazil;

• “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

• “Global Telecom” and “GT” are to Global Telecom S.A., formerly a Vivo subsidiary prior to our corporate restructuring;

• “GSM” are to the Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range;

• “Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers;

• “NYSE” are to the New York Stock Exchange;

• “OI” are to TNL-PCS S.A., the mobile operator branch of Telemar;

• “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

• “SMC” are to Serviço Móvel Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by ANATEL to provide mobile service in a specific frequency range;

• “SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range;

• “SMS” are to text messaging services for wireless devices, which allow customers to send and receive alphanumerical messages;

• “TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

• “TCO” are to Tele Centro Oeste Celular Participações, which includes TCO’s “B” band subsidiary and NBT, formerly Vivo subsidiaries prior to our corporate restructuring;

• “TCP” are to Telesp Celular Participações S.A., our predecessor company;

• “TLE” are to Tele Leste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to our corporate restructuring;

• “TSD” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to our corporate restructuring;

• “Telebrás” are to Telecomunicações Brasileiras S.A.—Telebrás;

• “Telemar” are to Telemar Norte Leste S.A. (controlled by Tele Norte Leste Participações S.A.);

• “Telemig” or “Telemig Participações” are to Telemig Celular Participações S.A.;

• “Telemig Celular” are to Telemig Celular S.A.;

• “Telenorte” or “Tele Norte” are to Tele Norte Celular Participações S.A.;

• “Telesp Celular” and “TC” are to Telesp Celular S.A., formerly a Vivo subsidiary prior to our corporate restructuring;

• “Telpart” are to Telpart Participações S.A.;

• “The Merger” are to the merger of the Vivo Companies as discussed in “Item 4.—Information on the Company—A. Our History and Development—Merger of the Vivo Companies”;

• “US$,” “dollars” or “U.S. dollars” are to United States dollars;

• “Vivo,” “the Company,” “we,” “our” and “us” are to Vivo Participações S.A. (formerly Telesp Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires);

• “Vivo brand” are to the brand used in Brazil in the operations of the Vivo Companies, which together constitute the assets of the Brasilcel joint venture between Portugal Telecom and Telefónica;

• “Vivo Companies” are to Vivo, TCO, TLE, TSD, and Celular CRT, collectively;

• “Vivo S.A.” are to Vivo S.A., a wholly owned subsidiary of Vivo, that since the Restructuring has conducted all of our operations including SMP operations in the following areas:

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

• “WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ wireless devices;

• “WCDMA” are to Wide-Band Code-Division Multiple Access, a technology for wideband digital radio communications of Internet, multimedia, video and other bandwith-demanding applications; and

• “wireless devices” are to the wireless appliances that we sell, including cellular handsets, wireless handheld devices and wireless broadband cards.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2008, 2007 and 2006 and for the three years in the period ended December 31, 2008, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or Brazilian GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Notes 39 and 40 to our financial statements appearing elsewhere in this annual report describe the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provide a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity. These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst Young”) for the years ended December 31, 2008 and 2007 and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the year ended December 31, 2006.

     As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008. Pursuant to CVM Resolution No. 565, which approved accounting statement CPC 13 (Initial Adoption of Law No. 11,638/2007), we elected to apply these changes in accounting criteria retroactively to our financial statements with an effective date as of January 1, 2007. As a result, certain adjustments have been made to our 2007 financial statements to make them comparable to our 2008 financial statements. We have elected not to restate our financial statements for fiscal years prior to 2007. Please see Note 2 to our 2008 financial statements for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

     As described in Note 1(d) to our 2008 financial statements, in April of 2008 we acquired the shareholding control of Telemig Celular Participações S.A.. See also “Item 4.A.—Information on the Company—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte.”

     An Extraordinary Shareholders Meeting held February 22, 2006 approved the merger of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRT”) into the Company through exchange of shares and the acquisition of the minority interest in Tele Centro-Oeste Celular Participações S.A. (“TCO”) by exchanging shares of the Company for the shares held by minority shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company (the “Merger”). See “Item 4.A.—Information on the Company—Our History and Development—Merger of the Vivo Companies.”

     The Company was under common control with TSD, TLE and CRT for all periods presented after December 2003 and prior to the above restructuring. The acquisitions of minority interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the Financial Statements have been consolidated as from January 1, 2006 as described in the protocol of Merger.

FORWARD LOOKING STATEMENTS

     Certain sections in this annual report, principally in “Item 3.D. – Key Information – "Risk Factors,” “Item 4. – Information on the Company” and “Item 5. – Operating and Financial Review and Prospects,” contain information that is forward-looking, including but not limited to:

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

v

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     Our consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst Young”) for the years ended December 31, 2008 and 2007 and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the year ended December 31, 2006.

     In April 2008 we completed the acquisition of a controlling shareholding in Telemig Celular Participações S.A. which is consolidated in our consolidated financial statements as from April 1, 2008. See Note 1(d) to our 2008 financial statements and “Item 4.A.—Information on the Company—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte.”

     In February 2006, an Extraordinary Shareholders Meeting approved the merger of TSD, TLE and Celular CRT into the Company through exchange of shares and the acquisition of the minority interest in TCO by exchanging shares of the Company for the shares held by minority shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company (the “Merger”). See “Item 4.A.—Information on the Company—Our History and Development—Merger of the Vivo Companies.”

     Since the Company was under common control with TSD, TLE and CRT for all periods presented after December 2003 and prior to the above restructuring, selected financial information combining the historical operations of these entities has been presented for the years ended December 31, 2005 and 2004. In the combined financial information, all inter-company transactions have been eliminated. The acquisitions of minority interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the Financial Statements have been consolidated as from January 1, 2006 as described in the protocol of Merger.

     Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 39 and 40 to our financial statements for a summary of (i) the differences between Brazilian GAAP and U.S. GAAP as they relate to us, (ii) a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2008 and 2007, and (iii) a reconciliation to U.S. GAAP of our net income or loss for the three years in the period ended December 31, 2008.

     As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008. Pursuant to a CVM resolution, we elected to apply these changes in accounting criteria retroactively to our financial statements with an effective date as of January 1, 2007. As a result, certain adjustments have been made to our 2007 financial statements to make them comparable to our 2008 financial statements. We have elected not to restate our financial statements for fiscal years prior to 2007. Please see Note 2 to our 2008 financial statements for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5.—Operating and Financial Review and Prospects.”

	Year ended December 31,

	Consolidated	Consolidated	Consolidated	Combined	Combined
	2008 (1)	2007 (1)	2006 (1)	2005 (2)	2004 (2)

	(in millions of reais, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	15,469.7	12,492.5	10,936.7	11,253.8	10,929.4
Cost of services and goods sold	(8,141.5)	(6,623.3)	(5,564.2)	(5,337.3)	(5,338.1)
Gross profit	7,328.2	5,869.2	5,372.5	5,916.5	5,591.3
Operating expenses:
Selling expenses	(4,104.4)	(3,532.8)	(3,751.1)	(3,614.9)	(2,740.2)
General and administrative expenses	(1,204.3)	(1,207.2)	(1,099.7)	(1,031.4)	(959.2)
Other net operating expenses	(469.9)	(509.4)	(319.5)	(491.6)	(222.0)
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	1,549.6	619.8	(202.2)	778.6	1,669.9
Net financial expenses	(637.7)	(462.8)	(748.0)	(913.1)	(1,088.5)
Operating income (loss)	911.9	157.0	(545.8)	(134.5)	581.4
Net non-operating income (expenses)	—	—	(289.0)	(96.5)	(60.9)
Income (loss) before income taxes and minority interests	911.9	157.0	(834.8)	(231.0)	520.5
Income taxes	(469.5)	(256.8)	859.1	(363.0)	(438.5)
Minority interests	(52.7)	—	(8.0)	(173.5)	(480.9)
Net income (loss)	389.7	(99.8)	16.3	(767.5)	(398.9)
Net income (loss) per share (R$)	1.06066	(0.0694)	0.0113	(0.6919)	(0.1765)
Dividends declared per thousand preferred shares (R$)	0.723	—	0.018	0.037	0.058
Dividends declared per thousand common Shares (R$)	0.723	—	—	0.047	0.083
U.S. GAAP
Net operating revenue	20,558.3	15,922.1	14,152.3	14,407.8	14,856.5
Operating (loss) income	1,702.5	623.3	(183.2)	929.7	1,368.5
Net financial expenses	(603.6)	(437.5)	(666.3)	(914.7)	(992.9)
Net non-operating income (expenses)	—	(0.3)	(11.6)	(14.8)	(12.0)
Income (loss) before income taxes and minority interests	1,098.9	185.5	(861.1)	0.2	363.6
Income taxes	(547.0)	(295.1)	409.0	(319.0)	(386.6)
Minority interest	(51.0)		(8.4)	(175.4)	(466.0)
Net income (loss)	500.9	(109.6)	(460.5)	(494.2)	(489.0)
Basic and diluted net income (loss) per share—common (R$)	1.37	(0.84)	(3.97)	(4.76)	(5.72)
Basic and diluted net income (loss) per share—preferred (R$)	1.37	—	0.08	0.20	0.32
Weighted average common shares outstanding—basic(3)	132,991,366	131,232,916	120,316,867	110,999,179	92,921,720
Weighted average preferred shares outstanding—basic(3)	232,353,912	228,172,795	210,335,209	159,444,173	133,143,596
Diluted net income (loss) per share—common (R$)	1.37	(0.84)	(3.97)	(4.76)	(5.72)
Diluted net income (loss) per share—preferred (R$)	1.37	—	0.08	0.20	0.32
Weighted average common shares outstanding—diluted(3)	133,924,147	131,232,916	120,316,867	110,999,179	92,921,720
Weighted average preferred shares outstanding—diluted(3)	232,353,912	228,172,795	210,335,209	159,444,173	133,143,593

			Year ended December 31,

			Consolidated	Consolidated	Consolidated
			2008 (1)	2007 (1)	2006 (1)

Cash Flow Data:				(in millions of reais)
Brazilian GAAP
Cash flows from operating activities			3,800.4	3,196.7	3,100.8
Cash flows from investing activities			(4,773.3)	(2,011.5)	(1,922.4)
Cash flows from financing activities			964.8	(396.2)	(1,458.4)

	As of December 31,

	Consolidated	Consolidated	Consolidated	Combined	Combined
	2008 (1)	2007(1)	2006(1)	2005(2)	2004(2)

	(in millions of reais, except for per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	7,183.9	6,316.9	6,445.5	6,683.2	6,477.5
Total assets	23,785.1	18,099.5	17,542.1	19,259.3	19,803.0

	As of December 31,

	Consolidated	Consolidated	Consolidated	Combined	Combined
	2008 (1)	2007(1)	2006(1)	2005(2)	2004(2)

	(in millions of reais, except for per share data)
Loans and financing	8,003.2	4,385.7	4,500.4	5,652.8	5,595.5
Shareholders’ equity	8,267.5	8,296.3	8,370.8	7,047.5	5,830.9
Capital Stock	6,710.5	6,347.8	6,347.8	8,232.4	5,828.9
Number of shares as adjusted to reflect
changes in capital	367,396	1,437,623	1,437,623	1,109,225	2,259,465,452
U.S. GAAP
Property, plant and equipment, net	6,973.5	6,078.9	6,333.3	6,536.4	6,399.5
Total assets	26,576.9	22,508.4	18,392.5	20,367.1	20,092.6
Total liabilities	17,225.6	13,484.0	9,210.4	11,294.7	10,799.5
Shareholders’ equity	9,351.3	9,024.4	9,126.2	7,165.6	5,685.9
Capital stock	6,688.3	6,325.6	6,325.6	8,232.4	5,828.9
Number of shares as adjusted to reflect
changes in capital	367,396	359,406	359,406	277,306	225,947

___________________
(1) The financial information presented for 2006 and 2007 represents information from Vivo’s consolidated financial statements. Vivo’s consolidated financial statements for 2008 include the results of Telemig as from April 1, 2008.

(2) The financial information presented for the 2005 and 2004 fiscal years represents the combined financial data for Vivo, TSD, TLE and CRT, since these companies were under common control with Vivo for these periods.

(3) As a result of the corporate restructuring in January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangibles related to concession that was transferred in the Merger. The number of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are required to be included for the purpose of calculating diluted earnings per share for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for the years ended December 31, 2004, 2005, 2006 and 2007 as their effect would have been anti-dilutive. As described in Note 39 (j) to the Company’s financial statements for the year ended December 31, 2008, the Company applies Emerging Issues Task Force—EITF Issues No. 03.6, “Participating Securities and the “Two-Class” Method under FASB Statement No. 128.” Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Additionally, loss per share and share amounts for all periods retroactively reflect the effect of the reverse stock split described in Note 23 to the Company’s financial statements.

Exchange Rates

     Since 2000, the Brazilian government has been introducing significant changes aimed at simplifying the Brazilian foreign exchange market. Until March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

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

     With the enactment of Resolution No. 3,265 by the National Monetary Council on March 4, 2005, both markets were consolidated into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out in this single consolidated market through institutions authorized to operate in such market.

     Foreign exchange rates continue to be freely negotiated, but may be influenced by Brazilian Central Bank intervention. Since January 1999 when the Brazilian Central Bank abandoned the system of “exchange bands” and allowed the real-U.S. dollar exchange rate to float freely, the real-U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. The Brazilian Central Bank has intervened occasionally to control unstable movements in the exchange rate. Nevertheless, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar in the future. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or whether the exchange market will not be volatile as a result of political instability or other factors. In addition, exchange rate fluctuations may also affect our financial condition. For more information on these risks, see the subsection “—Risk Factors—Risks Relating to Brazil” below.

     On August 4, 2006, Resolution No. 3,389 relaxed the exchange regime for exports, allowing Brazilian exporters to keep up to 30% of the income generated from exports of goods and/or services outside of Brazil. The remaining 70% of such income continued to be subject to compulsory repatriation to Brazil. Since March 17, 2008, Brazilian exporters are allowed to keep 100% of such income earned outside of Brazil. In addition, the foreign exchange mechanism was simplified to allow for the simultaneous purchase and sale of foreign currency through the same financial institution and using the same exchange rate.

     On September 27, 2006, Resolution No. 3,412 eliminated existing restrictions on investments in foreign financial and derivative markets by individuals and legal entities, and on October 27, 2006, Resolution No. 3,417 increased the liquidation period permitted for exchange transactions from 360 to 750 days.

     The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Brazilian Central Bank.

	Exchange Rate of R$ per US$

	Low	High	Average(1)	Year-End

Year ended December 31,
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337

_______________
Source: Brazilian Central Bank, PTAX.

(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$

	Low	High

Month Ended
October 31, 2008	1.921	2.392
November 30, 2008	2.121	2.428
December 31, 2008	2.337	2.500
January 31, 2009	2.189	2.380
February 28, 2009	2.245	2.392
March 31, 2009	2.237	2.447
April 2009 (through April 20)	2.169	2.289

_______________
Source: Brazilian Central Bank, PTAX.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

     This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the market price of our preferred shares and our ADSs could decline.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our preferred shares and ADSs.

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

  currency fluctuations;

  exchange control policies;

  internal economic growth;

  inflation;

  energy policy;

  interest rates;

  liquidity of domestic capital and lending markets;

  tax policies (including reforms currently under discussion in the Brazilian Congress); and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over the possibility of the Brazilian government implementing changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

     Tax reforms may affect our prices

     The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiary to us and on our revenues and operating results.

     Political instability may have an adverse impact on the Brazilian economy and on our business.

     Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our preferred shares and ADSs.

     Our business may be vulnerable to the current disruptions and volatility in the global financial markets.

     Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. Since the fall of 2008, global financial markets deteriorated sharply and a number of major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties including runs on their deposits and inadequate liquidity.

     In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale, but there is no assurance that these measures will successfully alleviate the current financial crisis.

     Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

     Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

     The Brazilian economy has historically experienced high rates of inflation compared to other economies. Inflation and certain government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 5.9% in 2008, reaching the target fixed by the National Monetary Council. This index had presented variations of 4.5% in 2007, 3.1% in 2006, 5.7% in 2005 and 7.6% in 2004.

     Brazilian monetary policy will continue to use the IPCA as an inflation targeting system. The inflation target for 2009 is 4.5% and if inflation increases beyond this target, basic interest rates may rise, causing direct effects on the cost of debt and indirect effects on the demand for telecommunication goods and services.

     Fluctuations in the real/U.S. dollar exchange rate may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

     The Brazilian currency has experienced fluctuations against the U.S. dollar. The real was devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. Over the next few years, in contrast, the real began appreciating against the U.S. dollar, increasing 22.3%, 8.8%, 11.8%, 8.7% and 17.2% in 2003, 2004, 2005, 2006 and 2007, respectively. However, the real depreciated against the U.S. dollar by 31.9% in 2008. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     Political, economic and social developments, and the perception of risk in other countries, especially emerging market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

     The market for securities issued by Brazilian companies may be influenced, in varying degrees, by economic and international market conditions, especially by those in Latin American and other emerging markets. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular those of the United States, may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

     Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

     Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or the depositary for the ADSs from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

     Increases in interest rates may have a material adverse effect on our business.

     The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central—COPOM), establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2004, 2005, 2006, 2007 and 2008, the basic interest rate was 17.8%, 18.0%, 13.3%, 11.3% and 13.8%, respectively. Increases in interest rates may have a material adverse effect on us.

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

     According to the terms of our operating authorization, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating authorization. Any partial or total revocation of our operating authorization would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

     In 2002, ANATEL changed the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, regime (first enacted in December 2000), encouraging companies operating under the Mobile Cellular Service (Serviço Móvel Celular), or SMC, regime to migrate to the SMP regime.

     Under the SMP regime, we no longer receive payment from our customers for outbound long-distance traffic and instead receive payment for the use of our network in accordance with a network usage payment plan, which includes outbound long distance calls. However, the interconnection fees that we receive from long-distance operators may not compensate us for the revenues that we would have received from our customers for outbound long-distance traffic. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate their interconnection charges. Now, free negotiation is the rule, subject to ANATEL regulations relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in mobile operators’ fees). ANATEL approved that provisional agreement and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, or VC-2, VC-3, and international, among the same operators that had made the VC-1 agreement in July 2005. In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.97143% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.25356% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, considering the period since January 2004, that provides for an annual adjustment of 4.5% as of March 2006 and an annual adjustment of 1.97143% or 2.25356% as of July 2007. In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.89409% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). Under Resolutions 438/2006, 480/2007, 483/2007 and 503/2008, the Brazilian Regulatory Authority developed a new model from 2010 onward to determine reference costs for the use of mobile networks—RVU-M—by SMP providers who have significant market power. These values will be used in arbitration cases involving VU-M’s value by ANATEL.

     Under Resolution 438, the free negotiation of the cost of use of mobile networks—VU-M—was maintained. However, in the arbitration by ANATEL, while the cost model will not be implemented until 2010, ANATEL will decide the new value of VU-M by reference to the existing ratio (as of January 1, 2006) between the value of VU-M and the value of VC-1. In addition, under the ANATEL rules, the retail rates charged to customers for local fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the local fixed and mobile terminations.

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

     If the inflation adjustment index now applied to our prices is changed, the new index may not adequately reflect the true effect of inflation on our prices, which could adversely affect our results of operations.

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

     ANATEL has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results, including (1) new negotiation rules for VU-M prices by which ANATEL would have a role in determining the reference cost for use of mobile networks (RVU-M) by SMP providers who have significant market power, which will be used in the arbitration case by ANATEL of the value of VU-M, rather than the current, free-market negotiation of prices, (2) VU-M price unification among SMP providers of the same economic group having significant market power, in the same region of the general authorization plan (Plano Geral de Autorizações, or PGA) of SMP and (3) amendments in the regulation of SMP. These regulations could have an adverse effect on our revenues and our results of operations because (1) ANATEL may allow more favorable prices of VU-M for economic groups without significant market power and (2) the prices of VU-M we charge in certain regions in which we operate are higher than those in certain other regions, and consolidation of those prices, competitive pressures and other factors could reduce our average prices and thereby reduce our revenues. In the newly-amended regulation of SMP, ANATEL targets areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards, and a limitation on the period of time after which customers may leave service plans. In the general plan of update of the regulation, ANATEL also targets several areas of vital importance for the mobile telecommunications business, such as the necessity of elaboration of proposals for the improvement of the quality of the services (it will be able to cause the rise of the operational costs), for the regulation of the virtual mobile operation (MVNO) (it will be able to cause the rise of the competitive pressure), for the regulation of the significant market power (“Poder de Mercado Significativo—PMS”) (the VU-M price unification among SMP providers of the same economic group having significant market power is foreseen and this could reduce our revenues) and for the regulation of multimedia service of communication (“Serviço de Comunicação Multimídia—SCM”) (it will be able to cause the rise of the competitive pressure).

     In Resolution 460/2007, ANATEL published regulations that implemented and developed fixed and wireless number portability in Brazil effective as of March 2009. For SMP, number portability is applied for wireless codes of access of the same registration area. For fixed operators, number portability is applied for fixed codes of access of the same local area. There can be no assurance that this new regulation will not have material adverse effects on the results of our operations.

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

     We expect competition to intensify as a result of the entry of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. If we do not keep pace with technological advances, or if we fail to respond timely to changes in competitive factors in our industry, we could continue to lose market share and could suffer a decline in our revenue. Competition from other SMP communications service providers in the regions in which we operate has also affected, and may continue to affect, our financial results by causing, among other things, a decrease in our customer growth rate, decreases in prices and increases in selling expenses. We also face indirect competition from telecommunications companies providing fixed line services and from high-speed Internet service providers.

     These factors have already contributed to a negative effect on our market share and our results of operations and could have a material adverse effect on our business and results of operations in the future. As a result of competitive pressures, for example, our market share decreased from 36.7% as of December 31, 2007 to 29.8% as of December 31, 2008, and our market share of net additions to our customer base decreased from 28.8% for the twelve months ended December 31, 2007 to 25.5% for the twelve months ended December 31, 2008. In addition, our net additions of customers increased 54.4% from the twelve months ended December 31, 2007 to the twelve months ended December 31, 2008 including clients of Telemig.

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

     Our rate of acquisition of new customers can be negatively affected by market penetration. For example, our net additions of customers increased 689.1% from the twelve months ended December 31, 2006 to the twelve months ended December 31, 2007 and increased 70.65% to the twelve months ended December 31, 2008 (including clients of Telemig). The increase in 2007 was due to an increase in the addition of new prepaid customers to 3,692,360, and the increase in 2008 was due to an increase of 9,147,634 new prepaid customers (including clients of Telemig). This variation in the rate of new additions of customers has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and our rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

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

     Certain of our debt agreements contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

     Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements.

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

     For Brazilian GAAP purposes, an impairment is recognized on goodwill if the expected net cash flows generated from the acquired net assets is not sufficient to cover their book value. As of December 31, 2008, the amount of goodwill of the Company is R$1,424.4 million.

     For U.S. GAAP purposes, we are required to test our goodwill for impairment at least annually. The difference between the book value of a company and its market value may indicate that an impairment exists. This impairment test is described in Note 39 to our audited consolidated financial statements. The Company has substantial goodwill including from the acquisition of Telemig on April 3, 2008, with a carrying value of R$976.8 million as of December 31, 2008. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based on projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges related to our long-lived assets in future periods, and this could have an adverse effect on our operations.

     In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of these assets exceeds the undiscounted cash flows expected from their use for purposes of U.S. GAAP. This impairment test is also described in Note 39(m) to our audited consolidated financial statements included in this annual report.

Risks Relating to Our Shareholding Structure

Our controlling shareholders have a great deal of influence over our business.

     As of December 31, 2008, PT Móveis SGPS, S.A. and Telefónica S.A., our principal shareholders, owned, directly and indirectly, approximately 89.5% of our common shares and 63.5% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7.A.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiary, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. The interests of PT Móveis SGPS, S.A. and Telefónica S.A. may differ from our interests or those of our other shareholders.

Risks Relating to Our Securities

Holders of our preferred shares or ADSs may not receive any dividends.

     According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. We were unable to pay minimum dividends for the fiscal years ended December 31, 2004, 2005 and 2007 because we had net losses. For the fiscal year ended December 2006, we were able to pay dividends because we had net income, but the amounts paid were insufficient to meet the minimum legal requirement. In addition, according to Brazilian Corporate Law, we would not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. As a result, holders of Vivo’s preferred shares will no longer have voting rights equal to those of the holders of common shares. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends will be paid as of December 30, 2009 at which time voting rights on the preferred shares will cease. See “—Our preferred shares and our ADSs generally do not have voting rights.”

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

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of US$588.5 billion as of December 31, 2008, and an average monthly trading volume of approximately US$64.7 billion for the first twelve months of 2008.

     In comparison, the NYSE had a domestic market capitalization of US$9.3 trillion (excluding funds and non-U.S. companies) as of December 31, 2008. A liquid and active market may never develop for our common shares, preferred shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

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

     Because we did not pay minimum dividends for the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the holders of preferred shares have been able to exercise voting rights since the General Shareholders Meeting held in March 2004. However, once we begin to pay minimum dividends, these voting rights will cease. See “—Holders of our preferred shares or ADSs may not receive any dividends” and “Item 10.B. — Additional Information— Memorandum and Articles of Association.”

Holders of our ADSs may find it difficult to exercise even their limited voting rights at our shareholders meetings.

     Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement related to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders meeting by mail from the depositary following our notice to the depositary requesting the depositary to do so, and so may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. If voting instructions for all or part of the ADSs are not timely received by the depositary, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Vivo Participações S.A., known as Vivo (and prior to the Merger, under the name Telesp Celular Participações S.A.). We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Avenida Doutor Chucri Zaidan, 860, 04583-110, São Paulo, SP, Brazil. Our telephone number is +55 11 7420-1172, our facsimile number is +55 11 7420-2247, and our website is www.vivo.com.br. The information on our website is not part of this Form 20-F. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

     According to market share data published by ANATEL, we are a leading provider of cellular telecommunications services in Brazil through our subsidiary Vivo S.A., whose operations were previously provided by our former subsidiaries TC; GT; TCO; and the subsidiaries of Celular CRT; TLE; and TSD. Additionally, we acquired the control in April 03, 2008 of Telemig Celular S.A., a wireless telecommunication provider in the state of Minas Gerais. Global Telecom (or GT, currently Vivo S.A.) is a “B” band cellular concessionaire in the states of Paraná and Santa Catarina. GT began commercial operations in December 1998. In February 2001, we acquired an 81.61% indirect economic interest in GT for R$902 million. On December 27, 2002, we acquired the remaining shares of GT for R$290.3 million.

The following chart shows our corporate structure as of December 31, 2008:

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

Brasilcel

     Vivo is controlled by Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, a joint venture between Portugal Telecom and Telefónica. Through the Vivo Companies, this joint venture controls 29.8% of the total market in Brazil, according to ANATEL, with 44.9 million customers as of December 31, 2008, according to market share data published by ANATEL. Its operations cover all of Brazil and its approximately 190 million inhabitants.

     In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in the following companies (whose operations have been conducted by Vivo S.A. since our restructuring):

• TCP

TCP controlled an “A” band operator in the state of São Paulo, GT, a “B” Band operator in the states of Paraná and Santa Catarina and TCO S.A. and its subsidiaries in the states of Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Matto Grosso do Sul, Pará, Rondônia, Roraima and Tocantis and in the Federal District, Brasilia.

• TLE

TLE, which controlled “A” band operations in the states of Bahia and Sergipe, was one of the operating subsidiaries of Telebrás that was spun off as an individual company in July 1998. It received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the states of Bahia and Sergipe, namely, Telebahia Celular and Telergipe Celular.

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

• TSD

TSD, which controlled “A” band operators in the states of Rio de Janeiro and Espírito Santo, was one of the operating subsidiaries of Telebrás that was spun off as an individual company in July 1998. TSD received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, namely, Telerj Celular and Telest Celular, respectively.

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

• Celular CRT

Celular CRT controlled an “A” band operator in the state of Rio Grande do Sul. Cellular telecommunications services were first offered in the state of Rio Grande do Sul in December 1992 by a business unit of Celular CRT—Companhia Riograndense de Telecomunicações. The fixed and cellular operations of Celular CRT were split on June 25, 1998, and the cellular operations were spun off as Celular CRT. On May 4, 1999, Celular CRT obtained its registration as a publicly held company with the CVM for the trading of its shares on the over-the-counter market organized by Sociedade Operadora do Mercado de Ativos SOMA, starting on May 17, 1999. On September 8, 1999, Celular CRT registered with the Extremo Sul Stock Exchange and BOVESPA, pursuant to the applicable laws. The main shareholder of Celular CRT was the state of Rio Grande do Sul.

In 1996, the state of Rio Grande do Sul sold part of its stake in Celular CRT to Telefónica. In 1998, the remaining stake of the state of Rio Grande do Sul was sold to Telefónica. In 1999, Portugal Telecom subscribed a share capital increase of Celular CRT.

Acquisition of TCO

     On April 25, 2003, TCP acquired 64.03% of the outstanding voting capital stock of TCO from Fixcel S.A. for approximately R$1,505.6 million, corresponding to R$19.49 per each lot of 1,000 shares acquired. TCO is an “A” band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s “B” band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima. On May 25, 2003, in compliance with Brazilian legislation, we launched a tender offer for the common shares of TCO not owned by us. The acceptance period ended on November 18, 2003. As a result of the shares tendered, we acquired 74.2% of the outstanding available common shares at the price of R$16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. On December 31, 2003 we held 90.73% of TCO’s ordinary shares, representing a 29.31% interest in TCO, excluding treasury stocks. We also announced the intention to launch an exchange offer for the remaining shares of TCO through which we would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions on its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January, 2004. See sections “—TCO’s Corporate Restructuring” and “—Merger of the Vivo Companies” below for more information on developments to TCO since we acquired it.

Introduction of the Vivo Brand

     In April 2003, Brasilcel launched the brand name “Vivo,” under which TCP, TCO, TLE, TSD and Celular CRT operate. The creation of the Vivo brand constituted a consolidation of the commercial models throughout the entire country into a common commercial strategy and replaced the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase its customer base as well as revenues by retaining customers and maintaining their distribution channels. The launching of the Vivo brand was accompanied by customer loyalty programs and other measures designed to contribute to the success of the commercial strategy. Guided by a common management team, Vivo designs marketing, promotional and other initiatives common to all companies and then tailors those activities to the particular markets of those companies.

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

Brasilcel’s Share Holding Increases of TLE, TSD, and Celular CRT

     In July 2005, Brasilcel and its affiliates acquired additional voting capital stock of TLE, TSD and Celular CRT in respective Share Holding increases. As a result of those transactions, Brasilcel held:

• 68.72% of TLE’s common shares, 40.95% of TLE’s preferred shares and 50.67% of TLE’s total capital stock;

• 92.01% of TSD’s common shares, 90.27% of TSD’s preferred shares and 91.03% of TSD’s total capital stock; and

• 90.57% of Celular CRT’s common shares, 51.47% of Celular CRT’s preferred shares and 68.77% of Celular CRT’s total capital stock (excluding treasury shares).

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

     Pursuant to the Merger, Brasilcel and its subsidiaries hold 89.0% of TCP’s common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, the agreements which govern the Merger, TCP underwent a capital increase in the amount of R$2,631,136,636.01 as a result of the Merger, from R$6,670,152,498.26 to R$9,301,289,134.27. The agreements also provided that Celular CRT’s preferred shares held in treasury are transferred to TCP in connection with the Merger. At the Vivo Shareholders Meeting held on February 22, 2006, TCP reduced its capital in the amount of R$3,147,782,181.54, from R$6,670,152,498.26 to R$3,522,370,316.72, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends. TCP subsequently changed its corporate name to “Vivo.” The total capital of Vivo following the merger was R$6,153,506,952.73 due to an increase in the amount of R$2,631,136,636.01 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

     CVM regulations permit the acquirer of a publicly held company to capitalize the tax benefits arising from the amortization of goodwill generated in the acquisition of that company, so long as preemptive rights are extended to the other shareholders of the publicly held company in connection with the capital increase. At the time of the Merger, any rights previously held by Vivo, in connection with its existing investment in TCO, or by certain controlling shareholders, in the case of TSD, TLE and Celular CRT, to capitalize credits of such companies will remain in effect. As a result, at the time of the Merger, Vivo retained its prior rights to capitalize its credits in TCO and such controlling shareholders acquired the right to use their credits in future capital increases of Vivo.

Capital Increase

     On June 08, 2006, the Board of Directors of Vivo Participações approved a capital increase and issued a total of 15,705,528 new common shares at the issue price of R$12.37 in connection with Brasilcel’s capitalization of certain tax benefits relating to the goodwill it recorded when it acquired us in December 2002 and with preemptive rights exercised by our shareholders. CVM regulations permit buyers of joint stock companies to capitalize tax benefits derived from goodwill, provided preemptive rights related to such capital increase are extended to the other shareholders of the joint stock company. The goodwill Brasilcel capitalized included approximately R$193.9 million in tax benefits for the fiscal year ending on December 31, 2005 and approximately R$0.4 million for previous fiscal years, totaling approximately R$194.3 million.

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

     The Meeting of the Board of Directors held on May 26, 2008 approved a capital increase of R$362,742, representing the tax benefit of the incorporated premium, and R$179,862 and R$182,880 for the years 2006 and 2007, respectively, with the issue of 31,959,675 new shares, comprised of 11,669,713 common shares and 20,289,962 preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6404/76. The proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações SA and Sudestecel Participações Ltda.

     As a result of this capital increase Brasilcel’s holdings in us consisted of 89.5% of Vivo common shares, 48.7% of Vivo preferred shares representing 63.5% of Vivo’s total capital.

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

Acquisition of Telpart, Telemig and Tele Norte

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações (then the controlling shareholder of Telemig Celular) and Tele Norte Participações (then the controlling shareholder of Amazônia Celular S.A.) and 22.73% and 19.34%, respectively, of the total capital of both Telemig Participações and Tele Norte Participações for an aggregate amount of R$1.2 billion, subject to certain price adjustments, and the completion of the transaction being subject to customary closing conditions. Telpart was at that time the parent company of Telemig and Tele Norte. In addition, pursuant to the agreement, Vivo would acquire from Telpart certain subscription rights with respect to goodwill reserves for R$87 million (R$65.8 million regarding Telemig and R$21.1 regarding Tele Norte Participações). On November 9, 2007, ANATEL approved Vivo’s acquisition of Telemig pursuant to Action (Ato) No. 68,401.

     On December 20, 2007, in accordance with the terms of Instruction CVM 358 of 01/03/02, Vivo publicly announced that it signed a stock purchase agreement with Telemar, a Brazilian telecommunications company unrelated to either Telpart or Vivo, for the sale of all of the Tele Norte shares it was acquiring from Telpart under the stock purchase agreement dated August 2, 2007, in order to facilitate its acquisition of the shares of Telemig. Subsequent to signing this stock purchase agreement, and pursuant to Action (Ato) No. 1,261 dated March 5, 2008 published in the DOU on March 7, 2008, ANATEL approved the transfer of shares of Tele Norte to Vivo and the subsequent transfer of these shares to Telemar.

     The sale to Telemar was agreed to be in the amount of R$120,009,893.00, subject to the indexation set forth in the stock purchase agreement dated December 20, 2007, which was equivalent to the price Vivo paid for these same shares under the terms of the stock purchase agreement of August 2, 2007.

     On April 3, 2008, Vivo announced that (i) all conditions precedent to the acquisition of Telemig were fulfilled, (ii) Vivo had paid the purchase price in the total amount of R$1.23 billion, comprised of R$1.163 billion in connection with the purchase of shares and R$70.511 million in connection with the acquisition of subscription rights, and (iii) Vivo had acquired, as of that date, the direct control of Telemig as a result of the acquisition of 7,258,108 common shares and 969,932 preferred shares of Telemig, representing 53.90% of the voting capital and 22.73% of the total capital of Telemig. The price per share paid by Vivo was approximately R$151.17 per common share and R$67.43 per preferred share of Telemig.

     Vivo further announced that the interests acquired in Tele Norte Participações and, indirectly, in Amazônia Celular were immediately transferred to Telemar Participações S.A., for the same price and under the same conditions set forth in the agreement with Telpart. Such interests in Tele Norte Participações consisted of 1,292,679 common shares, 3,715 preferred shares and rights to subscribe to shares to be issued by Tele Norte Participações.

     Also on April 3, Vivo announced that it would proceed with two tender offers through its subsidiary TCO IP S.A.: (i) a mandatory offer to non-controlling common shareholders in Telemig Participações and Telemig Celular, at a price per share of R$120.93 and R$2,100.03, respectively, which was subsequently launched on July 15, 2008 and (ii) a voluntary offer for up to one-third of Telemig Participações’s and Telemig Celular’s outstanding preferred shares, on a pro-rated basis, at a price per share of R$63.90 and R$654.72, respectively—which prices included a premium of approximately 25% of the weighted average price of the preferred shares of the respective company in the 30 BOVESPA trading sessions preceding and including August 1, 2007. The voluntary offer also included holders of preferred shares underlying the ADSs and was launched on April 8, 2008.

     On April 4, 2008, the Company approved the transfer of the equity control of TCO IP S.A. from Vivo S.A. to Vivo Participações S.A. As a result of such transfer of control, TCO IP became a wholly-owned subsidiary of Vivo Participações.

     On August 20, 2008, Vivo announced the results of the tender offers. Upon completion of the voluntary tender offer on May 12, 2008, TCO IP had acquired 7,257,020 preferred shares of Telemig Participações and 89,492 preferred shares of Telemig Celular, for a total purchase price of R$463.7 million and R$58.59 million, respectively. On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular for an aggregate amount of R$2.57 million, and on September 9 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular for the aggregate amount of R$2.6 million. Upon completion of the mandatory tender offer on August 15, 2008, TCO IP acquired 5,803,171 common shares of Telemig Participações and 78,107 common shares of Telemig Celular, for an aggregate price of R$732.6 million and R$171.2 million, respectively.

     On August 26, 2008, Vivo Participações subscribed to a capital increase in TCO IP in the amount of R$1.149 billion, which was paid-in with the transfer and delivery, at book value, of 7,258,108 common and 969,932 preferred shares held by Vivo in Telemig Participações and Telemig Celular. As a result of this transaction, TCO IP’s share capital increased from R$905.03 million to R$2.05 billion and TCO IP became the direct controlling shareholder of Telemig.

     On December 19, 2008, Vivo and Telemig announced the shareholder approval of a corporate reorganization pursuant to which TCO IP S.A. was spun off and incorporated into Telemig Participações and Telemig Celular. As a result of the acquisition from Telpart, the tender offers and the corporate reorganization, Vivo became a holder of 96.994% common shares and 36.177% preferred shares in Telemig Participações and 8.764% common shares and 6.308% preferred shares in Telemig Celular.

Capital Increase

     In an extraordinary meeting held on February 12, 2009, our Board of Directors approved a capital increase as a result of the corporate restructuring process involving the Company and its controlled and controlling companies. The goodwill amortization resulting from this corporate restructuring resulted in an accrued tax benefit in the total amount of approximately R$189.9 million corresponding to the fiscal year ended on December 31, 2008. It also represents the credits held by the controlling shareholder, Portelcom Participações S.A. (“Portelcom”), used to increase the capital stock from approximately R$6.7 billion to R$6.9 billion, with the issuance of 5,819,678 new shares. Of such new shares being issued, 2,124,989 are common shares and 3,694,689 are preferred shares, entitled to preemptive rights as set forth by Brazilian law.

     The issue price of R$32.63 per preferred and common share, corresponded to 100% of the weighted average price of the preferred shares during the 10 trading sessions of BOVESPA, from January 28, 2009 until February 10, 2009, inclusive.

     As a result of this capital increase Brasilcel’s holdings in us consisted of 89.56% of our common shares, 48.75% of our preferred shares, representing 63.61% of our total capital.

Proposed Corporate Restructuring and Deregistration of Telemig and Telemig Celular

     On March 23, 2009, in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, the Board of Directors of Vivo, Telemig, and Telemig Celular approved to submit to the shareholders of all three companies the proposal for a corporate restructuring arising from the merger of the shares of Telemig Celular into Telemig and of Telemig into Vivo, with the objective of making Telemig Celular into a wholly-owned subsidiary of Telemig and making Telemig into a wholly-owned subsidiary of Vivo (“Corporate Restructuring”).

     The purpose of the proposed Corporate Restructuring is to simplify the current organizational structure that comprises three publicly-held companies, two of them with ADRs traded outside of Brazil. The simplified structure will reduce administrative costs and allow the shareholders of these three companies to participate in one company with shares traded on the Brazilian and international stock exchanges, thus increasing liquidity and facilitating the unification and standardization of the general administration of the businesses.

     All the shares of Telemig Celular will be merged, in their entirety, into Telemig, and the holders of the merged shares of Telemig Celular will receive in exchange for their shares, new shares to be issued by Telemig of the same class. On the same date, the shares of Telemig will be merged, in their entirety, into Vivo, and the holders of the merged shares of Telemig will receive in exchange for their shares, new shares to be issued by Vivo of the same class. These shares exchanges will occur in accordance with an exchange ratio to be established by the three companies. Consequently, the merger of shares of Telemig Celular and Telemig will not result in any modification of the number or the composition per class of these shares that will ultimately be held in their totality by Vivo. The non-controlling shareholders of Telemig Celular and Telemig will become shareholders of Vivo.

     With Telemig Celular set to become a wholly-owned subsidiary of Telemig and Telemig set to become a wholly-owned subsidiary of Vivo, their registration with CVM and with BOVESPA will be cancelled, as well as the registration of Telemig with the SEC and with the NYSE, in order to eliminate the costs related thereto.

     The simplified organizational chart below shows the current corporate structure of Vivo, Telemig, and Telemig Celular.

     The organizational chart below shows the corporate structure of Vivo, Telemig, and Telemig Celular after the implementation of the Corporate Restructuring described above. The Corporate Restructuring will not change the final composition of the control of the three companies involved.

     In accordance with the recommendations stated in the Parecer de Orientação nr. 35/08 issued by the CVM, special independent committees were created within Telemig and within Telemig Celular (“Special Committees”), in order to issue their opinion on the exchange ratio of the shares and on other terms of the Corporate Restructuring that will be proposed, and to submit their recommendations on such terms to the Board of Directors of the three companies involved.

     The Telemig Special Committee is composed as follows: Shakhaf Wine, Director chosen by the majority of the members of the Board of Directors; Marcelo Santos Barbosa, Director chosen by the non-controlling shareholders; and Norair Ferreira do Carmo, chosen jointly by the other two members of the Special Committee. The Telemig Celular Special Committee is composed as follows: Shakhaf Wine, Director chosen by the majority of the members of the Board of Directors; Marcelo Santos Barbosa, Director chosen by the non-controlling shareholders; and Norair Ferreira do Carmo, chosen jointly by the other two members of the Special Committee.

     In compliance with Law No. 6,404/76 and CVM Instruction nr. 319/99, a specialized company will be retained to audit the financial reports of Telemig Celular and of Telemig that will be used as a base to the merger of shares, as well as to provide financial advisory services for the elaboration of the appraisal reports of the three companies involved that shall be used as a parameter for establishing the exchange ratio for the shares on an arm’s-length basis. Additionally, in accordance with article 264 of Law No. 6,404/76, Telemig, Telemig Celular and Vivo will have the specialized company calculate their respective net worth at market value, using the same criteria and on the same base date.

     Once the appraisals and the necessary analyses are finalized and the recommendations of the Special Committees are issued to the Board of Directors of Telemig and Telemig Celular for them to take their resolutions, the three companies involved will disclose by means of a notice of material fact, the exchange ratio and the other terms and conditions proposed for the Corporate Restructuring by the Board of Directors.

     The proposals of the Board of Directors will be subject to the approval of the shareholders at the Extraordinary Shareholders Meeting to be held for this purpose, in accordance with Law No. 6,404/76, CVM Instruction No. 319/99 and Parecer de Orientação CVM No. 35/08.

     The shareholders of common and preferred shares of Telemig Celular and of the common shares of Vivo and Telemig who dissent to the merger of shares at the Extraordinary Shareholders Meeting will have, as of the date of that meeting, the right to withdraw from the respective companies and to be reimbursed for the shares of which they are legitimate holders. The value of the reimbursement will be timely disclosed at the same time as the other terms and conditions of the Corporate Restructuring.

     We estimate that the Corporate Restructuring will be concluded in the second semester of 2009.

     The Corporate Restructuring will be submitted to ANATEL for review, but its approval is not required to merge Telemig Celular into Telemig since this part of the Corporate Restructuring plan involves companies of the same economic group. Moreover, this merger is not subject to the approval of CADE - Conselho Administrativo de Defesa Econômica. The holding of the Extraordinary Shareholders Meeting that will consider the approval of the Corporate Restructuring is, however, subject to SEC regulations related to the trading of the ADRs of Telemig on the New York Stock Exchange.

     Once the merger of Telemig Celular into Telemig is concluded, we will proceed, subject to the necessary corporate and regulatory approvals, to consider the implementation of the merger of Telemig into Vivo, as a wholly-owned subsidiary of Vivo, with the purpose of continuing the process of simplifying the corporate structure of the Vivo group companies without resulting in any alteration of its shareholding structure. With respect to this merger, it is necessary to receive the prior approval from ANATEL.

Dividends and Interest on Shareholders’ Equity

     In compliance with our by-laws, the general shareholders meeting on March 19, 2009 approved the payment of dividends on the preferred shares equal to 6% of our capital stock (approximately R$1.10 per share, for a total amount of approximately R$402.6 million) under the same conditions as the payment of dividends on common shares.

     Such dividends, declared on the basis of the 2008 closing balance sheet to the holders of common and preferred shares, are made up by the interest on the shareholders’ equity, as approved at a meeting of the Board of Directors of the Company, held on December 17, 2008, deducted in conformity with article 9 of Law 9249/95, in the amount of approximately R$161.1 million which, net of income tax, results in approximately R$136.9 million, and dividends in the amount of approximately R$265.7 million.

     This amount results in an aggregate of interest on shareholders’ equity (Juros Sobre Capital Próprio or “JSCP”) plus net dividends of approximatley R$1.10 per common or preferred share. The amounts for JSCP and dividends shall be paid by December 30, 2009.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

     The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,

Vivo	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	533.1	417.3	375.9
Transmission equipment	1,446.9	726.9	844.4
Information technology	286.5	267.2	414.8
Others(2)	1,730.9	494.3	468.8

Total capital expenditures	3,997.4	1,905.7	2,103.9

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	146.8	133.4	121.3
Transmission equipment	411.7	267.1	304.7
Information Technology	243.9	238.2	351.5
Others(2)	373.1	143.8	167.4

Total capital expenditures	1,175.5	782.5	944.9

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	65.3	86.4	65.0
Transmission equipment	223.7	115.3	164.1
Information Technology	2.3	5.6	12.9
Others(2)	305.3	106.5	90.3

Total capital expenditures	596.6	313.8	332.3

	Year ended December 31,

States of Paraná and Santa Catarina—Area 5	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	11.8	56.2	30.5
Transmission equipment	131.2	89.8	70.8
Information Technology	1.1	2.2	10.6
Others(2)	251.1	65.6	45.3

Total capital expenditures	395.2	213.8	157.2

	Year ended December 31,

State of Rio Grande do Sul—Area 6	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	119.7	69.1	89.8
Transmission equipment	22.3	73.8	43.5
Information technology	1.1	5.9	8.0
Others(2)	231.0	62.3	64.3

Total capital expenditures	374.1	211.1	205.6

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	68.7	46.4	44.0
Transmission equipment	246.6	119.3	149.8
Information Technology	2.6	8.1	27.0
Others(2)	269.8	78.7	66.5

Total capital expenditures	587.7	252.5	287.3

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2008(1)	2007(1)	2006(1)

	(in millions of reais)
Switching equipment	33.2	25.8	25.3
Transmission equipment	77.3	61.6	111.5
Information technology	1.2	7.2	4.8
Others(2)	120.5	37.4	35.0

Total capital expenditures	232.2	132.0	176.6

	Year ended
	December 31,
Northeast region—Area 10	2008(1)

Switching equipment	19.3
Transmission equipment	212.5
Information technology	1.7
Others(2)	71.2

Total capital expenditures	304.7

	Year ended
	December 31,
State of Minas Gerais—Area 4	2008

Switching equipment	68.3
Transmission equipment	121.6
Information technology	32.6
Others(2)	108.9

Total capital expenditures	331.4

(1) The financial information presented for 2006, 2007 and 2008 represents information from Vivo’s consolidated financial statements in which Vivo has consolidated TSD, TLE, and CRT as from January 1, 2006.

(2) Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment, store layouts, and an aggregate amount of R$1,201.2 million in connection the acquisition in 2008 of our 3G licenses.

Our capital expenditure estimate for 2009 is approximately R$2.6 billion, which includes investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to our customers.

     We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

     According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our subsidiary Vivo S.A., the leading cellular operator in Brazil. Vivo S.A. is a cellular operator in the states of, Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Distrito Federal, or the Federal district), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe, Tocantins and Minas Gerais through its subsidiary Telemig Celular.

     In Areas 1 and 2, Vivo S.A. uses a frequency range known as “A” band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. On December 31, 2008, Vivo S.A. had 14.2 million cellular lines in service in these areas, which represented a 16.9% increase from December 31, 2007, and a market share of approximately 37.4% in São Paulo.

     In Area 3, Vivo S.A. uses the band “A” frequency range that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. On December 31, 2008, Vivo S.A. had 7.1 million cellular lines in service in this area, which represented a 19.4% net increase from December 31, 2007, and a market share of approximately 38.7% in those states.

     In Area 4, Vivo S.A. through its holding of Telemig Celular uses a frequency range known as “A” band that covers 70.8% of the municipalities and 91.9% of the population in the state of Minas Gerais. On December 31, 2008, Telemig Celular had 4.6 million cellular lines in service in this area, which represented a 18.6% net increase from December 31, 2007, and a market share of approximately 28.7% in Minas Gerais.

     In Area 5, Vivo S.A. uses a frequency range known as “B” band that covers 60.4% of the municipalities in the states of Paraná and Santa Catarina and 92.5% of the population of Paraná and Santa Catarina. On December 31, 2008, Vivo S.A. had 3.3 million cellular lines in service in this area, which represented a 17.5% net increase from December 31, 2007, and a market share of approximately 24.6% in those states.

     In Area 6, Vivo S.A. uses the band “A” frequency range that covers 75.0% of the municipalities and 96.8% of the population in the state of Rio Grande do Sul. On December 31, 2008, Vivo S.A. had 4.2 million cellular lines in service in this area, which represented a 14.4% net increase from December 31, 2007, and a market share of approximately 42.8% in that state.

     In Areas 7 and 8, Vivo S.A. is the leading cellular operator, by number of customers, in its authorization area and uses a frequency range known as “A” and “B” band that covers 47.2% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Tocantins, Amazonas, Amapá, Maranhão, Pará and Roraima which covers 81.7% of the population in these states. On December 31, 2008, Vivo S.A. had 8.2 million cellular lines in service in these areas, which represented a 22.6% net increase from December 31, 2007, and a market share of approximately 33.3% in those states.

     In Area 9, Vivo S.A. uses the band “A” frequency range that covers 51.6% of the municipalities and 83.1% of the population in the States of Bahia and Sergipe. On December 31, 2008, Vivo S.A. had 3.0 million cellular lines in service in this area, which represented a 33.6% net increase from December 31, 2007, and a market share of approximately 28.6% in those states.

     In Area 10, Vivo S.A. uses the band “J” frequency range that covers 2.2% of the municipalities and 24.4% of the population in the States of Ceará and Pernambuco. On December 31, 2008, Vivo S.A. had 0.3 million cellular lines in service in this area and a market share of approximately 1.7% in those states. Vivo S.A. initiated its operations in these states in October of 2008. In February 2009 Vivo initiated its operations in Alagoas and Paraiba, in March 2009 in Rio Grande do Norte and in April 2009 in Piauí.

     On September 18, 2007, with ANATEL’s approval, Vivo acquired the band “L” lots, except for lot 16 (area of Londrina PR in region 5) and lot 20 (area of Northern Brazil in region 8). band “L” comprises lots in frequency ranges 1895 to 1900 Mhz and 1975 to 1980 Mhz, with 5 + 5 Mhz band width. As a result, Vivo managed to complete its last coverage gap and will soon be operating in the entire Brazilian territory.

     On December 20, 2007, with ANATEL’s approval, Vivo acquired the band “J” lots with 10 + 10 Mhz band width, with the exception of the lots in the state of Minas Gerais.

Our Operations

     The following tables set forth information about Vivo’s cellular telecommunications base, coverage and related matters at the dates and for the years indicated.

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2008	2007	2006

Cellular lines in service at year-end (in thousands)	14,197	12,142	10,684
Contract customers	2,671	2,125	1,803
Prepaid customers	11,526	10,017	8,881

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2008	2007	2006

Growth in cellular lines in service during year	16.9%	13.6%	2.0%
Churn(1)	28.8%	25.4%	28.6%
Estimated population of concession areas (in millions)(2)	40.8	41.2	40.6
Estimated covered population (in millions)(3)	40.8	41.2	40.6
Percentage of population covered(4)	100%	100%	100%
Penetration at year-end(5)	92.8%	71.0%	59.6%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	37.4%	41.5%	44.2%

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2008	2007	2006

Cellular lines in service at year-end (in thousands)	7,100	5,947	4,920
Contract customers	1,608	1,391	1,343
Prepaid customers	5,492	4,556	3,577
Customer growth during the year	19.4%	20.9%	3.8%
Churn(1)	28.3%	25.5%	32.6%
Estimated population of Region at year-end (millions)(2)	19.2%	19.4	19.1
Estimated covered population at year-end (millions)(3)	19.5	19.4	19.1
Percentage of population of Region covered at year-end(4)	100%	100%	100%
Penetration at year-end(5)	95.7%	76.8%	64.3%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	38.7%	39.9%	39.9%

	Year ended December 31,

State of Minas Gerais—Area 4	2008	2007	2006

Cellular lines in service at year-end (in thousands)	4,627	3,901	3,436
Contract customers	975	833	798
Prepaid customers	3,652	3,067	2.637
Customer growth during the year	18.6%	13.5%	2.7%
Churn(1)	45.6%	36.8%	39.1%
Estimated population of region at year-end (million)(2)	19.9	19.7	19.5
Estimated covered population at year-end (million)(3)	18.3	17.1	16.4
Percentage of population covered at year-end(4)	91.9%	84.4%	86.9%
Penetration at year-end(5)	80.8%	67.6%	55.6%
Percentage of municipalities covered	70.8%	73.6%	66.1%
Estimated market share(6)	28.7%	29.1%	31.6%

	Year ended December 31,

States of Paraná and Santa Catarina—Area 5	2008	2007	2006

Cellular lines in service at year-end (in thousands)	3,317	2,823	2,570
Contract customers	635	494	406
Prepaid customers	2,682	2,329	2,164
Growth in cellular lines in service during year	17.5%	9.9%	(11.7)%
Churn(1)	31.3%	34.5%	44.1%
Estimated population of concession areas (in millions)(2)	16.7	16.7	16.5
Estimated covered population (in millions)(3)	15.4	15.4	15.2
Percentage of population covered(4)	92.5%	92%	93%
Penetration at year-end(5)	80.6%	65.7%	56.6%
Percentage of municipalities covered	60.4%	60.0%	60.0%
Market share(6)	24.6%	25.8%	27.6%

	Year ended December 31,

State of Rio Grande do Sul—Area 6	2008	2007	2006

Cellular lines in service at year-end (in thousands)	4.172	3,647	3,321
Contract customers	1,119	939	790
Prepaid customers	3,053	2,709	2,530
Growth in cellular lines in service during year	14.4%	9.8%	(2.0)%
Churn(1)	24.0%	24.1%	27.5%
Estimated population of concession areas (in millions)(2)	10.9	10.7	10.6
Estimated covered population (in millions)(3)	10.6	10.4	10.2
Percentage of population covered(4)	96.8%	96.4%	96%
Penetration at year-end(5)	89.7%	78.7%	71.3%
Percentage of municipalities covered	75.0%	72.7%	70.0%
Market share(6)	42.8%	43.1%	43.8%

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2008	2007	2006

Cellular lines in service at year-end (in thousands)	8,233	6,713	5,912
Contract customers	1,128	899	836
Prepaid customers	7,105	5,814	5,075
Growth in cellular lines in service during year	22.6%	13.6%	(13.3)%
Churn(1)	34.3%	33.2%	47.3%
Estimated population of concession areas (in millions)(2)	35.6	35.3	34.6
Estimated covered population (in millions)(3)	29.1	28.7	28.0
Percentage of population covered(4)	81.7%	81.5%	81.0%
Penetration at year-end(5)	69.4%	56.0%	47.3%
Percentage of municipalities covered	47.2%	46.4%	46.0%
Market share(6)	33.3%	34.0%	36.1%

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2008	2007	2006

Cellular lines in service at year-end (in thousands)	2,956	2,212	1,647
Contract customers	420	399	331
Prepaid customers	2,536	1,813	1,316
Customer growth during the year	33.6%	34.3%	11.5%
Churn(1)	30.6%	29.7%	32.1%
Estimated population of region at year-end (million)(2)	16.6	16.2	16.0
Estimated covered population at year-end (million)(3)	13.8%	13.4%	12.4%
Percentage of population covered at year-end(4)	83.1%	82.5%	78.0%
Penetration at year-end(5)	62.2%	49.8%	38.6%

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2008	2007	2006

Percentage of municipalities covered	51.6%	50.2%	45.0%
Estimated market share(6)	28.6%	27.4%	26.6%

	Year ended
	December 31,
Northeast regions— Area 10	2008

Cellular lines in service at year-end (in thousands)	343
Contract customers	6
Prepaid customers	337
Customer growth during the year	–
Churn(1)	0.2%
Estimated population of region at year-end (million)(2)	30.6
Estimated covered population at year-end (million)(3)	7.5
Percentage of population covered at year-end(4)	24.4%
Penetration at year-end(5)	65.1%
Percentage of municipalities covered	2.2%
Estimated market share(6)	1.7%

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

Our Services

     Before November 1998, our network used only AMPS analog technology. After the privatization of the Telebrás System, we began to use CDMA and TDMA digital technologies. In 2006, we began the implementation of a GSM network. In 2007, we began the implementation of a WCDMA network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase our network capacity and coverage to improve our quality of service and to meet customer demand.

     We provide voice and ancillary value-added services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through Data cards designed to connect compatible PDAs (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by a cable connection that offers corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service and MExE (Mobile Execution Environment), which enables the wireless device to download applications and execute them on the mobile along with a user interface that contains icons on the wireless device to identify the main services (such as Voice Mail, Downloads and text messaging (SMS)) for easier access to our services.

     We offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

     We also offer certain interactivity services with radio and television providers, allowing clients to listen to radio stations and watch TV channels at no additional cost.

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

     In 2006 we launched:

     “Vivo Localiza Familia”—a location based service that allows children to be located and monitored by their parents via cellular phones or the internet;

     “Vivo Localiza Amigos”—a location based service that enables customers to locate their friends, as well as to be located by their friends, via the relevant address and a map of the region;

     “Vivo Co-Piloto”—a location based service that assists the user in moving from one point to another in several Brazilian cities, and that is offered in the form of a Brew application, which is an application development platform created by Qualcomm for mobile phones;

     “Vivo Bolão”—an interactive game that tests the user’s knowledge of soccer;

     “Instant Messenger”—the most popular Internet instant messenger application (MSN), which is now made available for Vivo wireless devices through SMS;

     “Vivo ao Vivo”—new interface for Vivo GSM terminals;

     “Vivo e Você na Copa”—exclusive CBF (Brazilian Soccer Confederation) content (including games, tones, wallpapers, videos and a voice portal) during the World Cup;

     “Vivo Chip” - a service menu on GSM SIM Cards;

     “Vivo Flash”—a fixed-wireless connection to the internet; and

     “Vivo Torpedo E-Mail Corporate”—a service that transforms the cellular phone number into an email address, and enables users to receive every email sent to them as SMS’.

     Further, Vivo has improved its current product offerings, as follows:

     “TV no Celular” (video streaming)—now includes RTP (Radio e Televisão de Portugal) programming;

     “Vivo Play 3G”—now includes music content from Warner Music and Universal Music; and

     “Vivo Portal de Voz”—an exclusive reverse auction service with SBT (Sistema Brasileiro de Televisão).

     In 2007 we launched:

     “Vivo Pós + Speedy”—first major marketing initiative with Telefonica Brazil offering billed customers and Speedy (ADSL broadband service) customers a one year complimentary offer (free fixed-to-mobile and mobile-to-fixed calls during weekends) upon the purchase of a loyalty contract;

     “Positivo Partnership”—exclusive agreement with the largest computer manufacturer in Brazil, Positivo Informatica, regarding several marketing initiatives to be conducted together with VIVO’s Internet Services, including various commercial bundles, special data plans, customized notebooks and trademarketing initiatives;

     “Vivo em Ação 4”—the fourth edition of the first alternative multi-platform reality game released by us in 2004 where players can use SMS, voice portal, WAP and other platforms to complete a mission and earn prizes;

     “Leilão Vivo”—the first white label multi-interface reverse auction released in Brazil by a mobile operator;

     “Vivo Play Dual Delivery”—an improvement to Vivo’s music download service allowing the user to download a track on a mobile phone and a computer with a single purchase;

     Search and mobile marketing agreements signed with Yahoo;

     A new WAP Portal (presently available only for Vivo employees but soon to be available for all clients);

     A new Smartphone portal (presently available only for BlackBerry devices but soon to be available for all smartphones);

     “EU VIVO CINEMA”—a Wapsite with information and downloadable contents about movies and the cinema;

     “Music Phones”—first-ever launch in Brazil of music phones with embedded content;

     “BlackBerry”—launch of BlackBerry®, a popular email solution for individuals and businesses;

     “Vivo Avisa”—roll-out of the service “Who Called,” which can now be acquired by any Vivo customer; and

     A translation center available for tourists during the Pan American Games in Rio de Janeiro in 2007.

     In addition, in 2008 we launched:

     “TV Digital”—exclusive handsets offered by Vivo in one of Brazil’s first offerings of no-pay TV services available from any location in Brazil;

     “Rede 3G”—a high-speed and quality-signal third-generation wireless network;

     “iPhone 3G—the latest generation iPhone for which existing Vivo customers were given priority to purchase;

     “Vivo Windows Live” —access to Microsoft’s Messenger, Hotmail and Spaces applications;

     “Vivo Residencial”—a telephone terminal for home use, similar to a traditional fixed line, but portable, with no installation required, and offering economical rates for all household users;

     “Vivo 4 em 1”—combining four services in one package—pay TV, fixed-line calling packages, post-paid wireless calling plans and 3G mobile service (available only in certain areas);

     “Vivo Play”—a leading digital music shop in Latin America, with more than 300,000 songs purchased monthly; and

     “Vivo Co-Piloto”—a leading navigation service available in 152 cities in Brazil and compatible with four smartphone models, that was honored by InfoExame magazine as the best mobile phone navigation service available in Brazil.

Our Region

     Vivo provides mobile telecommunications services on the A, B, E, L and “J” band frequencies in all of the Brazilian states in addition to the Distrito Federal, the Federal district, representing a total of approximately 8.4 million square kilometers and a population of approximately 190.4 million people. Vivo became a national operator when, on September 2007, it acquired a license of 1.9 GHz (“L” band) to operate within 6 states located in the Northwest region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte),combined with the acquisition of Telemig, (as mentioned in “—Acquisition of Telepart, Telemig and Tele Norte”).

     On April 29, 2008, Vivo signed the Terms of Authorization for using the sub-ranges of radio frequency J, also known as Third Generation (or 3G) frequency, acquired as a result of the auction realized by ANATEL on December 18, 2007.

     The band “J” lots acquired by Vivo are summarized in the table below:

Authorization
Band	width	Area	Region	Period (year)

J	10+10	I	RJ, ES, BA e SE	15+15
J	10+10	II	PR, SC, RS, AC, DF, GO, MS, MT, RO e TO	15+15
J	10+10	III and IV	SP Capita/AM, AP, MA, PA, RR	15+15
J	10+10	V and VI	SP Interior/AL, CE, PB, PE, PI e RN	15+15
J	10+10	VII	Triângulo Mineiro	15+15
J	10+10	VIII	Paranaíba (MS) e Região de Itumbiara (GO)	15+15
J	10+10	IX	Região de Franca	15+15
J	10+10	X	MG sem triângulo mineiro	15+15
J	10+10	XI	Municípios de Londrina e Tamarana (PR)	15+15

     The following table sets forth population, gross domestic product (GDP), and per capita income statistics for each state in Vivo’s service regions at the dates and for the years indicated:

	On December 31, 2008			Last Available IBGE Data

	Frequency Range	Population	Percent of Brazil’s	GDP (in millions	Percent of	Per capita income
Area	(Band)	(in thousands)(1)	population(1)	of reais)(2)	Brazil’s GDP(2)	(in reais)(2)

São Paulo state	A, L and J	40,853	21.5%	727,052	33.9%	17,797
Paraná state	A, L and J	10,630	5.6%	126,621	5.9%	11,912
Santa Catarina state	A, L and J	6,109	3.2%	85,295	4.0%	13,962
Goiás state	A, L and J	5,891	3.1%	50,536	2.4%	8,579
Tocantins state	A, L and J	1,306	0.7%	9,083	0.4%	6,955
Mato Grosso state	A, L and J	3,022	1.6%	37,466	1.7%	12,398
Mato Grosso do Sul state	A, L and J	2,379	1.2%	21,641	1.0%	9,097
Rondônia state	A, L and J	1,522	0.8%	12,902	0.6%	8,477
Acre state	A, L and J	695	0.4%	4,481	0.2%	6,447
Amapá state	B and J	629	0.3%	4,366	0.2%	6,941
Amazonas state	B and J	3,414	1.8%	33,359	1.6%	9,771
Maranhão state	B and J	6,418	3.4%	25,325	1.2%	3,946
Pará state	B and J	7,396	3.9%	39,150	1.8%	5,293
Roraima state	B and J	423	0.2%	3,178	0.2%	7,513
Federal District	A, L and J	2,538	1.3%	80,516	3.7%	31,724

	On December 31, 2008			Last Available IBGE Data

	Frequency Range	Population	Percent of Brazil’s	GDP (in millions	Percent of	Per capita income
Area	(Band)	(in thousands)(1)	population(1)	of reais)(2)	Brazil’s GDP(2)	(in reais)(2)

Bahia state	A, L and J	14,597	7.7%	90,942	4.2%	6,230
Sergipe state	A, L and J	2,036	1.1%	13,422	0.6%	6,952
Rio de Janeiro state	A, L and J	15,716	8.3%	246,936	11.5%	15,712
Espírito Santo state	A, L and J	3,456	1.8%	47,190	2.2%	13,654
Rio Grande do Sul state	A, L and J	10,875	5.7%	144,344	6.7%	13,273
Alagoas state	L and J	3,182	1.7%	14,135	0.7%	4,442
Ceará state	L and J	8,498	4.4%	40,923	1.9%	4,816
Pernambuco state	L and J	8,765	4.6%	49,904	2.3%	5,694
Piauí state	L and J	3,172	1.6%	11,125	0.5%	3,507
Paraíba state	L and J	3802	2.0%	16,864	0.8%	4,436
Rio Grande do Norte state	L and J	3,163	1.6%	17,862	0.8%	5,647
Minas Gerais state	A, E and J	19,953	10.5%	192,611	9.0%	9,653
Vivo		190,440	100%	2.147,229	100%	11,275

_______________
(1) According to the last revision published by IBGE in 2008.

(2) According to the most recent IBGE data (2005). Nominal Brazilian GDP was R$2,147,229 million as of December 2005 calculated by IBGE.

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns. A strong customer acquisition policy has been implemented across all of the company’s operators through mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and billed services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. We are actively involved in a high-value customer loyalty program by offering discounts on cell phones through direct marketing actions.

     On December 31, 2008, Vivo possessed 331 sales outlets (90 in São Paulo, 50 in the states of Rio de Janeiro and Espírito Santo, 34 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 25 in the states of Bahia and Sergipe, 27 in the states of Minas Gerais, 3 in the states that make up the northwest regions of Brasil and 65 in the states that make up the midwestern and northern regions of Brazil). It also has an efficient network of 10,447 authorized retail and resales dealerships. Consequently, Vivo has maintained its market leadership position, with a total of 10,778 points of sale.

     Prepaid telephone card recharging was available at 561,027 locations, including our own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks’ websites.

Customer Service

     In 2008, ANATEL passed a regulation to improve the quality of call center services, together with new legislation on telephone number portability whereby customers can change the carrier and still maintain their original telephone numbers. We have been mentioned in the press as the best call center to meet the requirements of this new legislation, and the incorporation of the Telemig Celular call centers with ours allows us to benefit from additional capacity operating under our guidelines of higher quality and lower costs.

     In 2009, we began a process to change our call center’s CMS, the system responsible for the management of incoming calls. With the implementation of the Genesis platform from Alcatel, Vivo will have a more modern and efficient system.

     Another important customer service focus in 2009 is a new directive whereby call centers can use the calls not only to attend to the needs of the customers, but also to offer promotions and other relevant services to them according to their profile. In this manner, the call centers will also be used to generate revenue for the company, thus increasing the aggregate value of our services.

     In dealing with all these changes in regulations, systems and procedures, we became the top telecommunications company in ANATEL’s ranking of mobile operators in Brazil.

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

Our Network

     Before November 1998, our network used only AMPS analog technology. After privatization, we began to use CDMA digital and TDMA digital technologies. In 2006, we began to implement a GSM Network. In 2007, we began to implement a WCDMA Network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand. By December 31, 2008, Vivo S.A.’s telecommunications network in the state of São Paulo, which provided CDMA digital, GSM digital and WCDMA digital services, covered 100% of the municipalities. Vivo S.A.’s network is connected primarily through radio transmission system and a fiber-optic of our own and leased mainly from Telecomunicações de São Paulo S.A., or Telesp. The network consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, short message service, home location registers, signaling transfer point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo S.A.’s main suppliers in the state of São Paulo.

     Vivo S.A. began its activities in the states of Paraná and Santa Catarina (“Vivo PR/SC”) in December 1998 and, until 2005, offered services only through CDMA digital technology. As of December 31, 2008, the telecommunications network in PR/SC, which provided CDMA digital, GSM digital and WCDMA digital services, covered 60.4% of the municipalities, or 92.55% of the population, in its region. The PR/SC network is primarily connected by radio transmission system and a fiber-optic network of its own and leased mainly from fixed operating companies (Brasil Telecom) and Copel—Companhia Paranaense de Energia S.A.. The network consists of cellular switches, base stations and other network elements, such as home location registers, signaling transfer points and gateways. Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A, Ericsson Telecomunicações S.A. and NEC do Brasil S.A. are Vivo S.A.’s main suppliers in PR/SC.

     As of December 31, 2008, Vivo S.A. in the midwestern and northern regions (“CO/N”) provided WCDMA digital, CDMA Digital, GSM digital, TDMA digital services and AMPS analog services (of which the last two have been gradually phased out), covering 47.17% of the municipalities, or 81.74% of the population in its region. Our network is connected primarily through radio transmission system and a fiber-optic and of our own and leased from incumbent wire line companies. The network consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, home location registers and signaling transfer points. Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações are Vivo S.A.’s principal suppliers in CO/N.

     As of December 31, 2008, the telecommunications network of Vivo S.A. in Bahia and Sergipe (“BA/SE”) covered 51.63% of the municipalities, or 83.14% of the population, of its region. Its network provided WCDMA digital, CDMA digital and GSM digital services. The network is connected primarily through radio transmission system and a fiber-optic network of our own and leased mainly from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices such as prepaid service, signaling transfer point, home location registers and gateways. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks—Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo S.A.’s main suppliers in BA/SE.

     As of December 31, 2008, the telecommunications network of Vivo S.A. in the states of Rio de Janeiro and Espirito Santo covered 100% of the municipalities in its area. Its network provided WCDMA digital, CDMA digital and GSM digital services. This network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers, signaling transfer points, PDSN and gateways. Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo S.A.’s principal suppliers in these states.

     As of December 31, 2008, Vivo S.A.’s network in the state of Rio Grande do Sul (“RS”) provided WCDMA digital, CDMA digital and GSM digital, covering 75.0% of the municipalities, or 96.83% of the population, of this region. The RS network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from Brasil Telecom. The network consists of cellular switches, base stations and other communication devices such as signaling transfer point, home location registers and gateways. Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo S.A.’s principal suppliers in RS.

     As of December 31, 2008, Vivo S.A.’s network in the northeast regions (“NE”) provided WCDMA digital and GSM digital services, covering 2.21% of the municipalities, 24.38% of the population, of this region. The NE network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as signaling transfer point. Huawei do Brasil Telecomunicações Ltda., Ericsson Telecomunicações S.A. and NEC do Brasil S.A. are Vivo S.A.’s principal suppliers in NE.

     As of December 31, 2008, Vivo S.A.’s network through its subsidiary Telemig Celular in the state of Minas Gerais (“MG”) provided WCDMA, GSM digital, TDMA digital services and AMPS analog services (of which the last two have been gradually phased out), covering 70.81% of the municipalities, 91.89% of the population, of this region. The MG network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers and signaling transfer point. Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo S.A.’s principal suppliers in MG.

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo, Brasilia and Minas Gerais. The network management center of São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, third parties’ networks, IP networks and service platforms. The network management center in Brasília monitors the critical network operational parameters in the Midwestern Region (CO), Rio de Janeiro, Espirito Santo, Rio Grande do Sul and Paraná/Santa Catarina. The network management center in Minas Gerais monitors the critical network operational parameters in the Northeastern region (NE), the Northern region (NO), São Paulo and Minas Gerais. These centers are able to identify abnormalities in both our network and in third parties’ networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

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

Sources of Revenue

     We generate revenue from:

• usage charges, which include measured service charges for calls, monthly fee and other similar charges;

• interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

• the sale of wireless devices and accessories; and

• other charges, including charges for call forwarding, call waiting, text messaging (SMS), call blocking and Data Services, such as WAP and ZAP, downloads and MMS services, which are charged only when the customer’s plan does not include these services.

     Our rates are subject to approval by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.”

     The table below sets forth total net operating revenues in our operating subsidiary for the last three years.

	Year ended December 31,

Vivo	2008	2007	2006

	(in millions of reais)
Usage and additional charges and monthly fee	10.014.0	8,000.8	7,319.8
Sales of wireless devices and accessories	3,258.1	3,105.7	2,742.6
Interconnection	6,140.3	5,109.3	4,338.1
Other	2,293.9	1,428.5	1,054.2

Total gross operating revenue	21,706.3	17,644.3	15,454.7

Value-added and other indirect taxes	(4,295.5)	(3,385.9)	(3,094.1)
Sales and services discount and return of goods sold	(1,941.1)	(1,765.9)	(1,423.9)

Net operating revenues (1)	15,469.7	12,492.5	10,936.7

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2008	2007	2006

	(in millions of reais)
Usage and additional charges and monthly fee	3,241.9	2,958.4	2,601.3
Sales of wireless devices and accessories	1,259.0	1,174.9	1,029.3
Interconnection	2,118.1	1,945.1	1,813.5
Other	787.9	536.3	369.2

Total gross operating revenue	7,406.9	6,614.7	5,813.3

Value-added and other indirect taxes	(1,359.2)	(1,161.8)	(1,012.2)
Sales and services discount and return of goods sold	(649.8)	(683.4)	(560.2)

Net operating revenues	5,397.9	4,769.5	4,240.9

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2008	2007	2006

	(in millions of reais)

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2008	2007	2006

Usage and additional charges and monthly fee	1,826.8	1,657.3	1,631.9
Sales of wireless devices and accessories	565.2	654.3	545.7
Interconnection charges	1,097.1	1,016.9	805.4
Other	368.2	254.4	176.2

Total gross operating revenue	3,857.3	3,582.9	3,159.2

Value-added and other indirect taxes	(849.3)	(747.5)	(693.1)
Discounts granted and return of goods	(284.1)	(362.0)	(275.6)

Net operating revenues	2,723.9	2,473.4	2,190.5

	Year ended December 31,

States of Paraná and Santa Catarina—Area 5	2008	2007	2006

	(in millions of reais)
Usage and additional charges and monthly fee	605.5	490.8	445.9
Sales of wireless devices and accessories	216.2	209.6	210.6
Interconnection	416.9	371.9	310.9
Other	184.2	128.4	104.2

Total gross operating revenue	1,422.8	1,200.7	1,071.6

Value-added and other indirect taxes	(270.9)	(217.1)	(198.5)
Sales and services discount and return of goods sold	(111.5)	(106.0)	(91.9)

Net operating revenues	1,040.4	877.6	781.2

	Year ended December 31,

State of Rio Grande do Sul—Area 6	2008	2007	2006

	(in millions of reais)
Usage and additional charges and monthly fee	1,013.3	861.1	830.2
Sales of wireless devices and accessories	240.8	238.5	209.1
Interconnection charges	544.1	481.0	395.3
Other	232.5	162.9	130.9

Total gross operating revenue	2,030.7	1,743.5	1,565.5

Value-added and other indirect taxes	(427.3)	(351.6)	(364.9)
Discounts granted and return of goods	(129.2)	(121.3)	(95.9)

Net operating revenues	1,474.2	1,270.6	1,104.7

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2008	2007	2006

	(in millions of reais)
Usage and additional charges and monthly fee	1,789.5	1,564.7	1,471.5
Sales of wireless devices and accessories	605.6	606.0	570.8
Interconnection	1,094.7	984.3	791.9
Other	402.4	261.0	213.4

Total gross operating revenue	3,892.2	3,416.0	3,047.6

Value-added and other indirect taxes	(837.8)	(701.9)	(652.7)

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2008	2007	2006

	(in millions of reais)
Sales and services discount and return of goods sold	(333.6)	(347.0)	(303.7)

Net operating revenues	2,720.8	2,367.1	2,091.2

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2008	2007	2006

	(in millions of reais)
Usage and additional charges and monthly fee	547.9	468.5	397.9
Sales of wireless devices and accessories	186.0	222.4	177.1
Interconnection charges	348.5	310.1	221.1
Other	140.9	85.5	60.3

Total gross operating revenue	1,223.3	1,086.5	856.4

Value-added and other indirect taxes	(253.3)	(206.0)	(172.7)
Discounts granted and return of goods	(96.0)	(146.2)	(96.6)

Net operating revenues	874.0	734.3	587.1

	Year ended
	December 31,
Northeast region—Area 10	2008

Usage and additional charges and monthly fee	4.3
Sales of wireless devices and accessories	28.9
Interconnection charges	1.5
Other	0.9

Total gross operating revenue	35.6

Value-added and other indirect taxes	(5.2)
Discounts granted and return of goods	(12.4)

Net operating revenues	18.0

State of Minas Gerais—Area 4	Period from April 1, 2008 to December 31, 2008

Usage and additional charges and monthly fee	986.3
Sales of wireless devices and accessories	156.4
Interconnection charges	519.4
Other	177.2

Total gross operating revenue	1,839.3

Value-added and other indirect taxes	(292.5)
Discounts granted and return of goods	(324.5)

Net operating revenues	1,222.3

________________
(1) Includes the following amounts that have been eliminated upon consolidation:

	Year ended December 31,

Vivo—Intercompany net operating revenues	2008	2007	2006

	(in millions of reais)
Net operating revenues	(1.8)	—	(58.9)

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

     Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into areas designated for payment purposes, called registration areas, as follows:

• Areas 1 & 2—9 areas in the state of São Paulo.

• Areas 7 & 8—18 areas, comprised of 9 areas in Brasilia and the states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and 9 areas in the states of Amapá, Amazonas, Maranhão, Pará and Roraima

• Area 5—9 areas, comprised of 6 areas in the state of Paraná and 3 areas in the state of Santa Catarina.

• Area 9—6 areas, comprised of 5 areas in the state of Bahia and 1 area in the state of Sergipe.

• Area 3—5 areas, comprised of 1 area in the metropolitan area of Rio de Janeiro, two areas in upstate Rio de Janeiro and two areas in the state of Espírito Santo.

• Area 6—4 areas in the state of Rio Grande do Sul.

• Area 4—8 areas in the state of Minas Gerais.

• Area 10—9 areas in the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí.

     Interconnection Charges

     We earn revenue from any call that originates from another cellular or fixed-line service provider network connecting to one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Business Overview—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to ANATEL’s review and approval.

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

     Wireless Device Sales

     Through our stores and dealers, we sell WCDMA GSM handsets and broadband cards compatible with WCDMA and CDMA EVDO technology (800MHz, 1.900MHz, 2.100MHz) . We have overlaid our TDMA network with a CDMA network and we have stopped selling TDMA handsets. Although we still have some customers using TDMA service, we have implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets, to encourage TDMA customers to transfer to WCDMA GSM service. Our current handset suppliers are Motorola, LG, Samsung, Nokia, SonyEricsson, Aiko, HTC, Palm, Apple, Semp-Toshiba, RIM (BlackBerry), Alcatel and Huawei.

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

     We believe that our subsidiaries have adequate interconnection agreements with necessary fixed-line operators in order to provide services. We also believe that our subsidiaries have all the necessary interconnection agreements with long-distance carriers.

     Roaming Agreements

     We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements. Additionally, we offer international CDMA roaming in the United States, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, Dominican Republic and South Korea.

Taxes on Telecommunications Services and Wireless Device Sales

     The cost of telecommunications services and wireless device sales to customers incorporates a variety of taxes, including:

• ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

• COFINS (Contribuição para Financiamento da Seguridade Social) is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,883 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.6%, except in connection with telecommunication services where the rate continues to be 3.0% .

• PIS (Programa de Integração Social) is a federal social contribution levied over the total revenues received by a company and its subsidiaries, with the deductions foreseen by the governing law. On December 2002, Law No. 10,637 came into force, making this contribution noncumulative and raising the rate from 0.65% to 1.65%, except for telecommunication services where the rate continues to be 0.65% .

• FUST (Fundo de Universalização dos Serviços de Telecomunicações) corresponds to 1% of the net revenue generated by the telecommunication services (except over interconnection services), and serves to provide funds designed to cover the parcel of the cost attributable exclusively to the fulfillment of universal service targets of the telecommunication services that cannot be recovered through the efficient performance of services, per the provisions of sub-item II, of Art. 81, Law No. 9472 dated July 16, 1997 (Lei Geral dos Serviços de Telecomunicações—Telecommunication Services General Law).

• FUNTTEL (Fundo para Desenvolvimento Tecnológico das Telecomunicações) is a federal social contribution which corresponds to 0.5% of the net revenues generated by the telecommunication services (except those for interconnection services) and serves to stimulate technological development, the qualification of human resources, and job generation and to promote the access of small and medium companies to capital resources, so as to broaden the competitiveness of the Brazilian telecommunications industry.

• FISTEL (Fundo de Fiscalização das Telecomunicações) is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections. This change is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of clients at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new clients minus disconnected ones) and (ii) the installation of new equipment (base radio stations) or system changes, as for example, increases in capacity.

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

     Telemig bills its contract customers through monthly invoices providing details about minutes of calling time and the use of additional services. Six staggered billing cycles are used each month to smooth the billing and collection process. Telemig’s billing policy stipulates that if a subscriber’s payment is past due and a customer has not responded after receiving a payment request, service is suspended until full payment for all outstanding charges is received. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber’s service is terminated, except for Plano Controle subscribers, whose service is terminated if payment is more than 78 days past due.

     In 2009, Telemig will initialize the centralization process to conform its billing practices to our billing system (billing and prepaid).

Co-billing

     ANATEL has defined the obligations surrounding co-billing service for long distance carriers in the Brazilian market, which has made possible collecting all types of calls and services in the billed in one telephone account. Similarly, it defined the basic rules for mobile companies’ prepaid services, making national and international long-distance calls possible within this segment. Mobile companies charge long-distance operators for the services given for both segments (prepaid and billed). The settlement collection, where the physical and financial data are provided, occurs monthly. Mobile companies only pass to the long-distance carriers the fees collected from the customer’s billed segment and debited from the customer’s prepaid segment. ANATEL authorizes the customer to select whichever co-billing service provider it prefers for its individual calls, whereas neither the mobile company nor the long distance carrier has discretion in this area.

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

Fraud Detection and Prevention

     In 2008, Vivo reinforced its efforts and consolidated its processes and procedures to reduce cloning and subscription fraud to achieve its goals of reducing both the number of instances of fraud and the impact of fraud on Vivo’s financial results. Cloning is a fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. This occurs when one line is programmed into another device and used simultaneously with a customer account, but the charges are posted to the account of the true owner. We also implemented significant procedures to detect, prevent and reduce subscription fraud. Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

     Our processes for detecting both cloning fraud and subscription fraud have improved significantly. The number of cloning fraud cases decreased by 69.3% from December 2007 to December 2008. Financial costs associated with cloning fraud and subscription fraud were reduced by 45.4% when comparing 2007 with 2008.

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

     Our principal cellular competitor in the state of São Paulo is Claro. The main fixed-line operator in this area is Telecomunicações de São Paulo S.A.—Telesp, known as Telefónica.

     Our principal cellular competitor in the states of Paraná and Santa Catarina is Tele Celular Sul Participações S.A., or TIM Sul. The main fixed-line operator in this area is Brasil Telecom S.A. (in 2008, the Brazilian Government published the 6654/2008 Decree of revision of the fixed-line general concession plan (“Plano Geral de Outorgas” or “PGO”), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. (Telemar, or Oi) to buy Brasil Telecom).

     Our principal cellular competitors in Northeast region are: Claro, in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and TIM, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed-line operators in this area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar or OI, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

     In the Bahia and Sergipe service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are Claro (Stemar Telecomunicações Ltda.) and TIM (Maxitel S.A.), which also operates in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

     In the Ceará, Pernambuco, Paraíba, Alagoas, Rio Grande do Norte and Piauí service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (TIM Nordeste S.A.) and Claro. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

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

     In Rio Grande do Sul, our principal cellular competitor is Claro, which operates in several regions in Brazil, including Vivo-Rio Grande do Sul’s region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed-line competitor in this area is Brasil Telecom.

     In Minas Gerais, currently, there are four other wireless service providers operating within our authorization area. We face competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA, GSM and 3G technologies); (b) Oi, the “D” band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and 3G technology); (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and 3G technology network); and, (d) CTBC Celular, an “A” band and 3G band operator (CTBC Celular is controlled by CTBC, a fixed-line operator and uses TDMA, GSM and 3G technologies).

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

     Concessions and Authorizations

     Before January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under “A” band and “B” band. “A” band and “B” band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications services other than those authorized by its concession, it may apply to ANATEL for an authorization to offer such other services.

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

     SMP Regulation

     In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands which were denominated as the “C” band (which was later transformed into extension bands), the “D” band, “E” band and “M” band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September of 2004, in March of 2006 and in September of 2007. In September 2007, ANATEL organized auctions for fifteen new licenses in the 1900 MHz radio frequency bands which were denominated Band “L.” VIVO acquired thirteen spectrum licenses in band “L.” In December 2007, ANATEL organized auctions for thirty-six new licenses in the 1900-2100 MHz radio frequency bands (3G licenses) which were denominated bands “F,” “G,” “I” and “J.” VIVO acquired seven spectrum licenses in Band “J” and Telemig Celular acquired two spectrum licenses in Band “J”.

     Under these new licenses:

• services are to be provided using the 1800 MHz frequency bands (“D” band, “E” band and “M” band), 1900 MHz frequency bands (“L” band) and 1900-2100 MHz frequency bands (“F” band, “G” band, “I” band and “J” band);

• each operator may optionally provide domestic and international long-distance services in its licensed area;

• existing cellular service providers as well as new entrants into the Brazilian telecommunications market can bid for “D” band, “E” band, “M” band, “L” band, “F” band, “G” band, “I” band and “J” band licenses.

• a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

• current “A” band and “B” band cellular service providers can apply for an extra frequency range.

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

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among other things, the adoption of a carrier selection code for long-distance calls originating from our network. Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation are regulated by ANATEL. Thereafter, the terms and conditions of the interconnection have been freely negotiated between wireless and fixed-line operators, effective as of 2005, subject to compliance with regulations established by ANATEL. ANATEL submitted to public consultation new regulations on interconnection rules. ANATEL promulgated the following regulations on interconnection rules: the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”); the Regulation of Separation and Allocation of Costs (Resolution number 396/2005); the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”); the Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006); the Regulation of Fixed and Wireless Number Portability (Resolution number 460/2007, effective March 2009); the new Regulation of SMP (Resolution number 477/2007, effective February 13, 2008); the Regulation of Terms of Separation and Allocation of Costs (Resolutions numbers 480/2007, 483/2007 and 503/2008): the general plan of update of the regulation of the telecommunications in Brazil (“Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil” - Resolution number 516/2008, or “PGR”); and related Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F,” “G,” “I” and “J,” which states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization (it occurred in 30 of April of 2008), the authorizations resulting from this auction will be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. VIVO acquired spectrum licenses in band “J” in regions where it possesss SMP licenses. Moreover, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of the operating profits the profits of remuneration for the use of the SMP network together with the profits of the service plans.

     In 2008, the Brazil Government published the 6654/2008 Decree of revision of the fixed-line general concession plan (the PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A.—Telemar or Oi - to buy Brasil Telecom.

     In 2007, ANATEL published Resolution 477/2007, effective on February 13, 2008, relating to alterations in the regulation of SMP, which has contributed to an increase in our operating costs. In the new regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards and limits on the period of time after which customers may leave service plans. These new regulations may have an adverse effect on our revenues and results of operations. In order to minimize the impacts resulting from these regulatory changes, we had already prepared ourselves during the last quarter of 2007, to meet and comply with the terms set forth by the new regulation, mainly those related to the customer service which affect procedures and required significant changes to our systems.

     If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, ANATEL will act as the final arbiter. Because ANATEL considers us to be affiliated with Telefónica, which already provides wire line long-distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award a wire line long-distance license to us. Though we and other mobile operators have requested that ANATEL revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wire line long-distance operators due to long-distance traffic originating and terminating on our network.

     The authorizations consist of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

     The new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006); Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008); Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008); Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirao Preto and Guatapará (renewed in 2008); Vivo-Paraná/Santa Catarina (“B” band) until 2013; Vivo-Distrito Federal (“A” band) until 2021, (renewed in 2006); Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008); Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008); Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013; Telemig Celular (Minas Gerais) (“A” band) until 2023 (renewed in 2007) and Telemig Celular (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020). Spectrum rights may be renewed only once over a fifteen-year period.

     In September 2007, ANATEL organized auctions of new SMP licenses in the remaining radio frequency bands “D” and “E”, in the 1.8 GHz frequency band “M”, and fifteen licenses in the 1.9 GHz frequency band “L”, previously allocated to fixed operators. VIVO acquired thirteen spectrum licenses in band “L.” The following Terms of Authorization for band “L” have been signed:. Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2006) or 2022 for the cities of the metropolitan area of Pelotas; Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008); Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008); Vivo-São Paulo (“L” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of São Paulo; Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013; Vivo-Distrito Federal (“L” band) until 2021, (renewed in 2006); Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) or 2022 for the city of Paranaíba of Mato Grosso do Sul; Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of Goiás and Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band), until 2022. Spectrum rights may be renewed only once over a fifteen-year period.

     In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as bands F, G, I and J. Vivo was awarded seven spectrum licenses in band “J” and Telemig Celular was awarded two licenses. The following Terms of Authorization for “J” band have been signed: Vivo-Rio Grande do Sul (including the cities of the metropolitan area of Pelotas) (“J” band) until 2023; Vivo-Rio de Janeiro (“J” band) until 2023; Vivo-Espírito Santo (“J” band) until 2023; Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023; Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023; Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023; Vivo-Distrito Federal (“J” band) until 2023; Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023; Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023; Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band), until 2023; Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; Telemig Celular (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023. Spectrum rights may be renewed only once over a fifteen-year period.

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

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other “A” and “B” band service providers was subject to a price cap stipulated by ANATEL. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to ANATEL regulations. In 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement, and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, VC-2, VC-3 and international, among the same operators that made the VC-1 agreement. In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.97143% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.25356% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, taking into consideration the period since January 2004, that provides for an annual adjustment of 4.5% as of March 2006 and an annual adjustment of 1.97143% or 2.25356% as of July 2007. In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.89409% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). In 2007, ANATEL developed a new model which will be in use starting with 2010 to determine values of reference of remuneration for use of mobile networks—RVU-M—of SMP providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. See “—SMP Regulation” for more information on the status of this agreement.

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

C. Organizational Structure

     As of December 31, 2008, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica, through Brasilcel N.V., with 89.5% of our voting stock, 48.7% of our preferred shares representing 63.5% of our total capital stock. Portugal Telecom and Telefónica share their participation in Brasilcel in equal percentages after the Merger.

     Following the Merger, our subsidiaries are: TC, GT, TCO, Telebahia, Telergipe, Telerj, Telest and Celular CRT (all of these subsidiaries have now been merged into Vivo S.A. See “¯Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”). Substantially all our assets consist of shares in our subsidiary. We rely very substantially on dividends from our subsidiary to meet our needs for cash, including cash to pay dividends to our shareholders. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica, see “—Our History and Development” and Exhibit 8.1.

     Acquisition of Telpart, Telemig and Tele Norte.

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On April 3, 2008, Vivo announced that (i) all conditions precedent to the acquisition of Telemig were fulfilled, (ii) Vivo had paid the purchase price in the total amount of R$1.23 billion, including R$70.51 million in connection with the acquisition of subscription rights, and (iii) Vivo had acquired, as of that date, the direct control of Telemig. Later on, Vivo launched, through a subsidiary, tender offers for common and preferred shares of Telemig Participações and Telemig Celular. After the acquisition from Telpart, the completion of the tender offers and a corporate reorganization, Vivo became, as of December 19, 2008, a holder of 96.99% common shares and 36.99% preferred shares in Telemig Participações and 8.76% common shares and 6.58% preferred shares in Telemig Celular. See “—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte”.

     On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. On April 3, 2008, Vivo transferred to Telemar all the shares of Tele Norte that it acquired from Telpart. See “—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte”.

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

     As of December 31, 2008, we had 58 cellular switches in São Paulo and other equipment installed in 11 owned spaces, one leased spaces and 16 shared spaces. In São Paulo, we lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 5,350 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, in São Paulo we own one administrative building (approximately 3,760 square meters) and we lease nine administrative areas (approximately 78,244 square meters), four kiosks and 85 retail stores.

     As of December 31, 2008, Vivo S.A., in the states of Paraná and Santa Catarina (“PR/SC”), had 18 cellular switches and other equipment installed in five owned spaces. In PR/SC, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 2,138 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. in PR/SC has one administrative building (approximately 5,272 square meters) and leases two administrative facilities (approximately 2,425 square meters), and 36 retail stores.

     As of December 31, 2008, Vivo S.A. in the Midwest region (“CO”) had 23 cellular switches and other equipment installed in nine owned spaces,. In CO, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 2,173 base stations and other network equipments were installed in cell sites, administrative buildings, administrative facilities and warehouses. Also in this region, Vivo S.A. owns seven administrative buildings (approximately 8,255 square meters), two warehouse spaces (approximately 1,800 square meters), and leases three administrative facilities (approximately 1,412 square meters) and 38 retail stores.

     As of December 31, 2008, Vivo S.A. in the northern region had 19 cellular switches and other equipment installed in 12 owned spaces and one leased space. Vivo S.A. leases in this region most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 766 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. leases six administrative facilities (approximately 4,790 square meters), one warehouse spaces (approximately 20 square meters) and 18 retail stores.

     As of December 31, 2008, Vivo S.A. in the states of Bahia and Sergipe had 8 cellular switches and other equipment installed in two owned spaces and three shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Their 1,171 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. owns one administrative building (approximately 19,455 square meters ) and lease one administrative facility (approximately 610 square meters) and 23 retail stores throughout this region.

     As of December 31, 2008, Vivo S.A. in the states of Rio de Janeiro and Espirito Santo had 22 cellular switches and other equipment installed in four owned spaces, two shared spaces and one leased space. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 3,002 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative buildings (approximately 2,500 square meters) and 1 retail store, and also lease an administrative building (approximately 42,398 square meters), 7 kiosks and 46 retail stores throughout this Region.

     As of December 31, 2008, Vivo S.A. in the state of Rio Grande do Sul had 20 cellular switches and other equipment installed in three owned spaces, two leased spaces and nine shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,270 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative building (approximately 1,170 square meters) and also lease an administrative building (approximately 4,239 square meters), five kiosks and 29 retail stores throughout this Region.

     As of December 31, 2008, Vivo S.A. in the northeast region had two cellular switches and other equipment installed in two shared spaces. Vivo S.A leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is ten years. Our 768 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease six administrative facilities (approximately 4,200 square meters), and seven retail stores throughout this Region.

     As of December 31, 2008, Vivo S.A. in the state of Minas Gerais through its subsidiary Telemig Celular had 15 cellular switches and other equipment installed in four owned spaces and four leased spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,368 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease two administrative building (approximately 11,687 square meters) and 26 retail stores throughout this Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A.—Key Information—Selected Financial Data.” As discussed in “Presentation of Financial Information”, in February 2006, we merged with TSD, TLE and CRT. Under Brazilian GAAP, the Merger was recorded as from January 1, 2006. Since we were under common control with these entities since 2002, the financial information presented in “Item 5—Operating and Financial Review and Prospects” combines our operations with those of TSD, TLE and CRT for periods prior January 1, 2006.

     As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008. Pursuant to a CVM resolution, we elected to apply these changes in accounting criteria retroactively to our financial statements with an effective date as of January 1, 2007. As a result, certain adjustments have been made to our 2007 financial statements to make them comparable to our 2008 financial statements. We have elected not to restate our financial statements for fiscal years prior to 2007. Please see Note 2 to our 2008 financial statements for a qualitative and quantitative analysis of the changes resulting from the new accounting criteria.

Overview

     Our results of operations are principally affected by the following key factors.

     Brazilian Political and Economic Environment

     The Brazilian economy has experienced moderate growth during the last five years. According to the IBGE (Instituto Brasileiro de Geografia e Estatística), which uses a new methodology for national accounting, Brazil’s GDP expanded 5.7% in 2004, 3.2% in 2005, 4.0% in 2006, 5.7% in 2007, and 5.1% in 2008.

     Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered an increase of 5.9% in 2008. Accordingly, growth in consumer prices was above the inflation target of 4.5% established by the Central Bank, but below the maximum target threshhold of 6.5% . In 2006 and 2007, the increase had been of 3.1% and 4.5%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale retail and home-building prices, increased 9.1% in 2008, compared to 7.9% in 2007 and 3.8% in 2006.

     As a result of this increasing inflation, the Central Bank raised interest rates beginning in the second quarter of 2008, and consequently, the Selic rate - the Central Bank’s overnight lending rate - increased during the course of 2008 from 11.25% to 13.75% .

     Brazil ended the year of 2008 with a trade balance surplus of US$24.8 billion, compared to US$40 billion in 2007. Exports increased by 17% to US$197.9 billion, while imports increased by 43.5% to US$173.1 billion. Financial inflows into the country increased significantly, with foreign direct investments of US$45.1 billion, compared to US$34.6 billion in 2007. The good performance of external accounts allowed international reserves to increase by US$26.5 billion to a record level of US$206.8 billion.

     Public finance corresponded to the target of 4.1% of GDP for primary surplus. Net public debt, as a proportion of GDP, decreased in 2008 to 35.8% from 42.0% in 2007. In contrast to prior years, the depreciation of the national currency in 2008 did not generate greater public debt. This was due, in part, to a higher level of international reserves accumulated by the country as compared to the public debt, together with Brazil’s becoming an international creditor rather than a debtor. As a result, Brazil’s sovereign debt received an investment grade rating from Standard & Poor’s and Fitch in March and April of 2008.

     Despite the favorable ratings, the lack of liquidity in international credit markets and a higher level of risk aversion in the investment community led to an increase in country risk in 2008, as compared to 2007. The JP Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, increased during the second half of 2008, reaching a 479 basis points in December, the highest level since September 2004.

     As a result, the real depreciated against the U.S. dollar by 31.9% in 2008. During 2007, however, the Brazilian real continued its path of appreciation observed since 2004 primarily due to the decrease in country risk that year. The exchange rate was R$1.77 to US$1.00 as of December 31, 2007, compared to R$2.14 to US$1.00, as of December 31, 2006 and R$2.34 to US$1.00, as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

     Our business is directly affected by trends in the global economy and the Brazilian economy. If the Brazilian economy enters a period of continued recession, then demand for telecommunications services is likely to decline. Similarly, depreciation of the Brazilian real against the U.S. dollar could reduce the purchasing power of Brazilian consumers and negatively affect the ability of our customers to pay for our telecommunications services.

Inflation

     The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 2004 through 2008:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)

December 31, 2008	9.1	5.9
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.1	7.6

_________________
(1) Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2) Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our financial position and results of operations reported under Brazilian GAAP are described in Note 3 to our consolidated and combined financial statements. A description of the differences in accounting policies between Brazilian GAAP and U.S. GAAP is included in Notes 39 and 40 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

  goodwill impairment;

  revenue recognition;

  depreciation of property, plant and equipment;

  impairment of long-lived assets;

  provisions for contingencies;

  deferred income taxes; and

  financial instruments.

Goodwill impairment

     Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS No. 142—”Goodwill and Other Intangible Assets”—goodwill is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the goodwill in the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds its book value, an impairment is recognized. In October 2006, we completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2008 and 2007.

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

Revenue recognition

     Under Brazilian GAAP and U.S. GAAP, we recognize revenues as the services are provided. Under Brazilian GAAP, sales of wireless devices to dealers are recognized when the respective wireless device is activated by the end user. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP, revenue from sales of wireless devices along with the related cost of the wireless devices are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. Under U.S. GAAP, pursuant to EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the subsidiaries account separately for free minutes given in connection with the sale of handsets. Therefore, from January 1, 2004, we began to segregate free minutes given in connection with sales of wireless devices and recharges on prepaid phone plans. These minutes are recognized as used based on their respective estimated fair values.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectability, uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network) and the estimation of fair value for certain transactions. Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

Depreciation and amortization

     Depreciation on property, plant and equipment and amortization of certain intangible assets are calculated on a straight-line method over the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. Determination of estimated useful lives of property, plant and equipment involves significant judgment and includes considerations of, among other issues, our expected usage of the asset and technical improvements that might require us to replace certain assets before the end of their estimated useful lives. A change in the estimate may cause us to accelerate depreciation and amortization or may require an impairment of the asset.

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

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge on our property, plant and equipment or concession intangibles, which would decrease our results of operations and shareholders’ equity.

Provision for contingencies

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

Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or there if is any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

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

     Merger of the Vivo Companies

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

     At a Vivo Shareholders Meeting held on February 22, 2006, Vivo reduced its capital in the amount of R$3,147,782,181, from R$6,670,152,498 to R$3,522,370,316, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends. The total capital of Vivo is R$6,153,506,952, owing to an increase in the amount of R$2,631,136,636 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP and TCO, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

     Under Brazilian GAAP, the Merger was recorded as from January 1, 2006. Since we were under common control with TSD, TLE and CRT since 2002, the financial information presented in this “Item 5—Operating and Financial Review and Prospects” combines the results of our operations with those of TSD, TLE and CRT for periods prior to January 1, 2006.

     The Extraordinary Shareholders Meeting held on October 31, 2006 approved the Merger between the fully owned subsidiary GT with Vivo’s other fully owned subsidiaries, including Telergipe, Telebahia, Telerj, Telest, Celular CRT, TC and TCO, as well as TCO’s subsidiaries, Telegoiás, Telemat, Telems, Teleron, Teleacre, and NBT.

     The objective of the corporate restructuring was to simplify the corporate and operational structure by unifying the general business administration of the operations. Operations will now be concentrated in a single operating company controlled by Vivo, to take full advantage of the synergies between the companies involved, increase Vivo shareholder value and continue the process approved in the Extraordinary Shareholders Meeting held on February 22, 2006. Upon completion of the corporate restructuring, the name GT was changed to Vivo S.A.

     Acquisition of Telpart, Telemig and Tele Norte.

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On April 3, 2008, Vivo announced that (i) all conditions precedent to the acquisition of Telemig were fulfilled, (ii) Vivo had paid the purchase price in the total amount of R$1.23 billion, including R$70.51 million in connection with the acquisition of subscription rights, and (iii) Vivo had acquired, as of that date, the direct control of Telemig. Later on, Vivo launched, through a subsidiary, tender offers for common and preferred shares of Telemig Participações and Telemig Celular. After the acquisition from Telpart, the completion of the tender offers and a corporate reorganization, Vivo became, as of December 19, 2008, a holder of 96.994% of the common shares and 36.990% of the preferred shares in Telemig Participações and an indirect interest of 95.258% of the common shares and 36.054% of the preferred shares in Telemig Celular. See “Item 4.A.—Information on the Company—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte”.

     On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. On April 3, 2008 , Vivo transferred to Telemar all the shares of Tele Norte that it acquired from Telpart. See “Item 4.A.—Information on the Company—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte”.

     Proposed Corporate Restructuring and Deregistration of Telemig and Telemig Celular

     On March 23, 2009, in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, the Board of Directors of Vivo, Telemig, and Telemig Celular approved to submit to the shareholders of all three companies the proposal for a corporate restructuring arising from the merger of the shares of Telemig Celular into Telemig and of Telemig into Vivo, with the objective of making Telemig Celular into a wholly-owned subsidiary of Telemig and making Telemig into a wholly-owned subsidiary of Vivo (“Corporate Restructuring”). See Item 4.A.—Information on the Company —Our History and Development.

Results of Operations for 2008, 2007 and 2006 for Vivo

     The following table sets forth certain components of our results for the periods presented.

     Statement of Operations (consolidated)

	Year ended December 31,			Percent change

	2008	2007	2006	2008-2007	2007-2006

	(in millions of reais)
Net operating revenue	15,469.7	12,492.5	10,936.7	23.8	14.2
Cost of services and goods	(8,141.5)	(6,623.3)	(5,564.2)	22.9	19.0
Gross profit	7,328.2	5,869.2	5,372.5	24.9	9.2
Operating expenses:
Selling	(4,104.4)	(3,532.8)	(3,751.1)	16.2	(5.8)
General and administrative	(1,204.3)	(1,207.2)	(1,099.7)	(0.2)	9.8
Other operating expenses, net	(469.9)	(509.4)	(319.5)	(7.8)	(59.4)
Total operating expenses	(5,778.6)	(5,249.4)	(5,170.3)	10.1	1.5
Operating income before financial expense, net	1,549.6	619.8	202.2	150.0	206.5
Net financial expenses	(637.7)	(462.8)	(748.0)	37.8	(38.1)
Operating income (loss)	911.9	157.0	(545.8)	480.6	(128.8)
Net non-operating expense	—	—	(289.0)	—	—
Net income (loss) before income and social contribution taxes and minority interests	911.9	157.0	(834.8)	480.6	(118.8)
Income and social contribution taxes	(469.5)	(256.8)	859.1	82.8	(129.9)
Minority interests	(52.7)	—	(8.0)	—	—

Net Income (loss)	389.7	(99.8)	16.3	(490.5)	(712.3)

     Operating Revenues

     Our operating revenues consist of the following:

• usage charges, which include charges for outgoing calls, monthly fee, roaming and similar service;

• revenues from the sale of wireless devices and accessories;

• interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line or long-distance service providers for the use of our network; and

• other charges, including charges for the text messaging services (SMS), WAP, downloads, call forwarding, call waiting, voicemail, and call blocking.

     The composition of our operating revenues has been affected by the shift in the composition of customers to prepaid services (which generate usage charges and interconnection charges but do not generate monthly fee, and which have attracted lower income customers to our services), by our strategic focus on profitability and selective customer growth, and also by the change in the recognition of revenues related to prepaid services.

     Vivo’s net additions (number of new customers less churn) generated a 14.5% increase in the number of contract customers to 7.1 million in 2008, from 6.2 million in 2007. The 2007 figure represented a 12.7% increase from 5.5 million in 2006. Similarly, net additions generated a 33.8% increase in the number of prepaid customers to 36.4 million in 2008, from 27.2 million in 2007. The 2007 figure represented a 15.7% increase from 23.5 million in 2006.

     ANATEL authorizes cellular operators to increase tariffs based upon the prior twelve-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year. Accordingly, changes in our revenues from year to year include the effects of tariff increases which were approximately 2.1% in 2008, 2.0% in 2007 and 2.0% in 2006 determined on a weighted average basis.

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

     The following table sets forth the components of our net operating revenues for the periods presented.

	Year ended December 31,			Percent change

	2008	2007	2006	2008-2007	2007-2006

	(in millions of reais)
Usage, additional call and monthly fee	10,014.0	8,000.8	7,319.8	25.2	9.3
Interconnection charges	6,140.3	5,109.3	4,338.1	20.2	17.8
Sales of wireless devices and accessories	3,258.1	3,105.7	2,742.6	4.9	13.2
Other	2,293.9	1,428.5	1,054.2	60.6	35.5
Gross operating revenue	21,706.3	17,644.3	15,454.7	23.0	14.2
Value-added and other indirect taxes	(4,295.5)	(3,385.9)	(3,094.1)	26.9	9.4
Discounts granted and return of goods	(1,941.1)	(1,765.9)	(1,423.9)	9.9	24.0

Net operating revenues	15,469.7	12,492.5	10,936.7	23.8	14.2

     The following table sets forth the impact on net operating revenues of consolidating Telemig for the months of April through December 2008.

Period from April 31 to
December 31, 2008

(in millions of reais)
Usage, additional call and monthly fee	986.3
Interconnection charges	519.4
Sales of wireless devices and accessories	156.4
Other	177.2
Gross operating revenue	1,839.3
Value-added and other indirect taxes	(292.5)
Discounts granted and return of goods	(324.5)

Period from April 31 to
December 31, 2008

(in millions of reais)
Net operating revenues	1,222.3

     Net operating revenues increased by 23.8% to R$15,469.7 in 2008 and from R$12,492.5 million in 2007, which in turn represented a 14.2% increase from R$10,936.7 million in 2006. The increase in 2008 reflects the consolidation of R$1,222.3 million of net operating revenues attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) net operating revenues increased 14.0% to R$14,247.4 million in 2008, from R$12,492.5 million in 2007, primarily due to an increase in revenues from additional call charges and monthly fee and interconnection charges. The growth in 2007 reflects mainly an increase in revenues from additional call charges and monthly fee, and sales of wireless devices and accessories.

     Usage, additional call and monthly fee. Revenues from usage charges increased by 25.2% to R$10,014.0 million in 2008, from R$8,000.8 million in 2007, which in turn represented a 9.3% increase from R$7,319.8 million in 2006. The increase in 2008 reflects the consolidation of R$986.3 million of usage, additional call and monthly fee attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) usage charges increased 12.8% to R$9,027.7 million in 2008, from R$8,000.8 million in 2007. The growth in usage charges in 2008 was mainly due to an increase of 34.2% in our customer base to 44,945 million. The growth in usage charges in 2007 was mainly due to an increase of 15.1% in our customer base to 33.5 million.

     Interconnection charges. Revenues from interconnection charges increased by 20.2% to R$6,140,3 million in 2008, from R$5,109.3 million in 2007, which in turn represented a 17.8% increase from R$4,338.1 million in 2006. The increase in 2008 reflects the consolidation of R$519.4 million of interconnection charges attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) interconnection charges increased 10.0% to R$5,620.9 million in 2008, from R$5,109.3 million in 2007. The increase in interconnection charges in 2008 was principally due to an increase in mobile to mobile calls, concurrent with the growth in the number of terminals in use and the static number of fixed-line telephones. The increase in interconnection charges in 2007 was principally due to the end of the partial “Bill & Keep” rule in July 2006. The effect of the partial “Bill & Keep” system under ANATEL’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime is described in “Item 3—Key Information”.

     Sales of wireless devices and accessories. Revenues from sales of wireless devices and accessories increased by 4.9% to R$3,258.1 million in 2008 from R$3,105.7 million in 2007, which in turn represented a 13.2% increase from R$2,742.6 million in 2006. The increase in 2008 reflects the consolidation of R$156.4 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) sales of wireless devices and accessories decreased 0.1 % to R$3,101.7 in 2008, from R$3,105.7 million in 2007. The decrease in 2008, in spite of a higher volume of sales was due to disproportionately higher sales of wireless handsets with GSM technology which have a lower average retail price. The increase in 2007 was mainly due to the increase in our customer base, described above, which resulted in part from promotional campaigns to acquire new customers and the launch of GSM technology.

     Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices. The subsidy strategy resulted in a gross loss (calculated as the difference of net operating revenues from sales minus the cost of goods sold) for Vivo of R$753.3 million (excluding Telemig), R$693.6 million and R$521.8 million in 2008, 2007 and 2006, respectively.

     Other. Revenues from other services increased 60.6% to R$2,293.9 million in 2008 from R$1,428.5 million in 2007, which in turn represented a 35.5% increase from R$1,054.2 million in 2006. The increase was principally due to an increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services. The consolidation of revenues from other services of Telemig for the months of April through December 2008 had a positive impact of R$177.2 million.

     Value-added and other indirect taxes. Value-added and other indirect taxes increased 26.9% to R$4,295.5 million in 2008 from R$3,385.9 million in 2007, which in turn represented a 9.4% increase from R$3,094.1 million in 2006. The increase in 2008 (excluding Telemig) was mainly due to an increase in gross operating revenue. The increase in 2007 was principally due to an increase in gross operating revenue, particularly in revenue from usage charges, interconnection and sales of wireless devices and accessories. The consolidation of value-added and other indirect taxes of Telemig for the months of April through December 2008 had a positive impact of R$292.5 million The effective rate of taxes on gross operating revenues varies depending on the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 19.8% (20.1% excluding Telemig), 19.2% and 20.0% of our gross operating revenues in 2008, 2007 and 2006, respectively.

     Discounts and return of goods sold. Discounts and returns increased by 9.9% in 2008 to R$1,941.1 million, from R$1,765.9 million in 2007, which in turn represented a 24.0% increase from R$1,423.9 million in 2006. Discounts and returns corresponded to 8.9% (8.1% excluding Telemig), 10.0% and 9.2% of our gross operating revenues in 2008, 2007 and 2006, respectively. The increase in 2008 reflects the consolidation of R$324.5 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) discounts and return of goods sold decreased 8.5% to R$1,616.6 million in 2008, from R$1,765.9 million in 2007 was mainly due to the decrease in discounts on wireless devices as a result of the increase in the base of customers who purchase wireless devices with GSM technology, which have a lower average cost. The increase in 2007 was principally due to increases in discounts on wireless devices and accessories in response to aggressive competition from other providers.

     Cost of Services and Goods

     The following table sets forth the components of our costs of services and goods sold for 2008, 2007 and 2006, as well as the percentage change from the previous year.

	Year ended December 31,			Percent change

	2008	2007	2006	2008-2007	2007-2006

	(in millions of reais)
Cost of goods sold	(2,441.9)	(2,096.8)	(1,898.3)	16.5	10.5
Depreciation and amortization	(1,669.5)	(1,378.9)	(1,327.5)	21.1	3.9
Supplies, outside services other	(551.3)	(491.6)	(517.9)	12.1	(5.1)
Interconnection charges	(2,146.7)	(1,618.2)	(785.0)	32.7	106.1
Rent, insurance, condominium fees, and leased lines	(555.8)	(436.1)	(429.3)	27.4	1.6
Personnel	(120.1)	(102.9)	(88.7)	16.7	16.0
Taxes	(656.2)	(498.8)	(517.5)	31.6	(3.6)

Cost of services and goods	(8,141.5)	(6,623.3)	(5,564.2)	22.9	19.0

     Cost of services and goods increased by 22.9% in 2008 to R$8,141.5 million, from R$6,623.3 million in 2007, which in turn represented a 19.0% increase from R$5,564.2 million in 2006. The increase in 2008 reflects the consolidation of R$739.5 million of cost of services and goods attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) cost of services and goods increased 11.8% to R$7,402.0 million in 2008, from R$6,623.3 million in 2007 was mainly due to an increased in interconnection costs and depreciation and amortization costs. The increase in 2007 was principally due to an increase in interconnection costs resulting from the end of the “Bill & Keep” rule in July 2006, an increase in the cost of goods sold and the depreciation and amortization costs, partially offset by a reduction in the cost of third party services. Gross margin (gross profit as a percent of net revenues) corresponded to 47.4% (47.0% excluding Telemig), 47.0% and 49.1% in 2008, 2007 and 2006, respectively.

     Cost of goods sold. Cost of wireless devices and accessories increased 16.5% to R$2,441.9 million in 2008, from R$2,096.8 million in 2007, which in turn represented a 10.5% increase from R$1,898.3 million in 2006. The increase in 2008 reflects the consolidation of R$192.5 million of cost of goods sold attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) cost of goods sold increased 7.3% to R$2,249.4 in 2008, from R$2,096.8 million in 2007. The increase in 2008 was mainly due to the increase of the base customers who purchase handheld devices with GSM technology, which have a lower average cost, but which have sold in generally higher volumes. The increase in 2007 was mainly due to the increase in the proportion of additional customers buying our wireless devices, offset by the sale of GSM equipment at prices lower than the acquisition price of CDMA equipment and lower than the prices we paid to manufacture the GSM equipment.

     Depreciation and amortization. Depreciation and amortization expenses increased 21.1% to R$1,669.5 million in 2008, from R$1,378.9 million in 2007, which in turn represented an increase of 3.9% from R$1,327.5 million in 2006. In 2008, the consolidation of depreciation and amortization expenses of Telemig for the months of April through December 2008 had a negative impact of R$151.6 million. The increase in 2008 (excluding Telemig) was mainly due to the accelerated depreciation of TDMA and CDMA technologies and to the digital ERBs, investments made in the period and increases in the amortization in GSM and 3G licences. The increase in 2007 was principally due to investments and completion of projects, in particular the expansion and coverage of our network, the amortization of intangible goods such as software, and a switch to GSM technology.

     Supplies, outside services and other. Cost of materials and third-party services increased 12.1% to R$551.3 million in 2008, from R$491.6 million in 2007, which in turn represented a decrease of 5.1% from R$517.9 million in 2006. The increase in 2008 reflects the consolidation of R$45.1 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) supplies, outside services and other increased 3.0% to R$506.2 million in 2008, from R$491.6 million in 2007. The increase in 2008 was mainly due to an increased in the third-party services, mainly in plant maintenance and public services. The decrease in 2007 was principally due to a decrease in the provision for losses from interconnection adjustments, partially offset by an increase in the third-party services.

     Interconnection charges. Interconnection charges increased 32.7% to R$2,146.7 million in 2008, from R$1,618.2 million in 2007, which in turn represented an increase of 106.1% from R$785.0 million in 2006. The increase in 2008 reflects the consolidation of R$211.8 million of interconnection charges attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) interconnection charges increased 19.6% to R$1,934.9 in 2008, from R$1,618.2 million in 2007. The increase in 2008 is due to an increased in our customer base and in outgoing off net call traffic. The increase in 2007 is due to the end of the “Bill & Keep” rule in July 2006 and an increase in total call traffic.

     Rent, insurance, condominium fees, and leased lines. Rent, insurance, condominium fees, and leased lines expenses increased 27.4% to R$555.8 million in 2008, from R$436.1 million in 2007, which in turn represented an increase of 1.6% from R$429.3 million in 2006. The increase in 2008 (excluding Telemig) was mainly due to an increase in lease payments for shared retail space and in the utilization of the circuits. The increase in 2007 was principally a result of increases in lease payments for shared retail space and in the utilization of the circuits.

     Personnel. Personnel expenses increased 16.7% to R$120.1 million in 2008, from R$102.9 million in 2007, which in turn represented a 16.0% increase from R$88.7 million in 2006. The increase in 2008 reflects the consolidation of R$12.6 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) personnel expenses increased 4.5% to R$107.5 million in 2008, from R$102.9 million in 2007, mainly due to an increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually. The increase in 2007 was principally due to an increase in salaries under the terms of our collective bargaining agreement, and to training program costs.

     Taxes. Taxes increased 31.6% to R$656.2 million in 2008, from R$498.8 million in 2007, which in turn represented a 3.6% decrease from R$517.5 million in 2006. In 2008, the increase was primarily attributable to the consolidation of Fistel and other taxes of Telemig for the months of April through December 2008 in the amount of R$53.1 million. The increase in 2008 was mainly due to an increase in FISTEL, due to an increase in the customer base. The decrease in 2007 was principally due to the decrease in FISTEL taxes which are calculated based on the total number of clients at the end of the previous fiscal year. As of July 2006, the Company had an adjustment in its customer base and consequently the amount of FISTEL taxes paid in 2006 was higher than in 2007. Overall, the customer base was larger in 2005 compared to the end of 2006.

Operating Expenses

     The following table sets forth the components of our operating expenses for each of the years ended December 31, 208, 2007 and 2006, as well as the percentage change from the prior year.

	Year ended December 31,			Percent change

	2008	2007	2006	2008-2007	2007-2006

	(in millions of reais)
Selling expenses	(4,104.4)	(3,532.8)	(3,751.1)	16.2	(5.8)
General and administrative expenses	(1,204.3)	(1,207.2)	(1,099.7)	(0.2)	9.8
Other net operating expenses	(469.9)	(509.4)	(319.5)	(7.8)	(59.4)

Total	(5,778.6)	(5,249.4)	(5,170.3)	10.1	(1.5)

     Vivo’s operating expenses increased 10.1% to R$5,778.6 million in 2008, from R$5,249.4 million in 2007, which in turn represented a 1.5% increase from R$5,170.3 million in 2006. The increase in 2008 reflects the consolidation of R$375.4 million of operating expenses attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) operating expenses increased 2.9% to R$5,403.2 million in 2008, from R$5,249.4 million in 2007. The increase in operating expenses in 2008 was principally due to an increase in selling expenses that were partially offset by a reduction in general and administrative expenses. The increase in operating expenses in 2007 was principally due to the increase in other net operating expenses, while general and administrative expenses were partially offset by a reduction in selling expenses.

     Selling expenses. Selling expenses increased 16.2% to R$4,104.4 million in 2008, from R$3,532.8 million in 2007, which in turn represented a 5.8% decrease from R$3,751.1 million in 2006. In 2008, the consolidation of selling expenses of Telemig for the months of April through December 2008 had a negative impact of R$290.1 million. The increase in 2008 (excluding Telemig) was principally due to an increase in third-party costs, mainly costs related to distribution and client care, and an increase in customer loyalty program costs and depreciation and amortization. The decrease in 2007 was principally due to a 49.2% decrease of debtors in default that totaled R$365.7 million in 2007, an increase in third-party costs, especially in the customer loyalty program and cost of distribution, and an increase in depreciation and amortization, partially offset by a reduction in public services. Allowance for doubtful accounts were 1.4%, 2.1% and 4.7% of gross revenues for 2008, 2007 and 2006, respectively.

     General and administrative expenses. General and administrative expenses decreased by 0.2% to R$1,204.3 million in 2008, from R$1,207.2 million in 2007, which in turn represented a 9.8% increase from R$1,099.7 million in 2006. In 2008, the consolidation of general and administrative expenses of Telemig for the months of April through December 2008 had a negative impact of R$95.2 million. The decrease in 2008 (excluding Telemig) was principally due to a decrease in third-party costs, mainly due to consulting fees. The increase in 2007 was principally due to the increase in third-party costs, especially consulting and general structure, offset partially by a reduction in depreciation and amortization and leasing and insurance costs.

     Other net operating expenses. The net amount of other operating expenses decreased by 7.8% to R$469.9 million in 2008, from R$509.4 million in 2007, which in turn represents a 59.4% increase from R$319.5 million in 2006. The decrease in 2008 reflects the consolidation of R$9.9 million of other net operating revenues attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) other net operating expenses decreased 5.8% to R$479.8 in 2008, from R$509.4 million in 2007. The decrease in 2008 was principally due the reversal of provisions, partially offset by the increase in goodwill amortization. The increase in 2007 was principally due to an increase in the provision for contingencies and a reduction in recovered expenses.

     Net Financial Expenses

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the previous year, for each of the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,			Percent change

	2008	2007	2006	2008-2007	2007-2006

	(in millions of reais)
Financial income	304.2	186.0	286.8	63.5	(35.1)
Exchange gains (losses)	(920.1)	297.5	323.0	(409.3)	(7.9)
Gains (losses) on foreign currency derivative contracts	519.5	(509.2)	(764.3)	(202.0)	(33.4)
Financial expenses	(541.3)	(437.1)	(593.5)	23.8	(26.4)

Total	(637.7)	(462.8)	(748.0)	37.8	(38.1)

     Net financial expenses reflect, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 29 to our financial statements. Our net financial expenses increased 37.8% to R$637.7 million in 2008, from R$462.8 million in 2007, which in turn represents a 38.1% decrease from R$748.0 million in 2006. The increase in 2008 was principally due to the net debt generated in the acquisition of Telemig and recognition of financing charges in connection with our new 3G licenses. In addition, PIS/COFINS expenses on the allocation of interest on shareholders’ equity increased by R$13.9 million and the effective interest rate increased to 12.4% in 2008 from 11.8% in 2007. The decrease in 2007 was principally due to the reduction in net indebtedness, due to a large inflow of operating cash and long term financing with lower interest rates, as well as to the decrease in the interest rates during the period (11.8% in 2007 and 15.0% in 2006).

     As of December 31, 2008, all of our foreign exchange indebtedness of approximately R$2,442.1 million was covered by long positions under hedging agreements. Under those derivative agreements, our subsidiaries’ foreign exchange-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. This resulted in a loss of R$688.3 million in our foreign currency-denominated debt (a gain of R$296.1 million in 2007 and R$335.0 million in 2006), which was offset by gains in our currency and interest rate derivatives contracts of R$519.5 million in 2008 (a loss of R$509.4 million in 2007 and R$764.3 million in 2006).

     Net non-operating Expense

     The net non-operating expense was R$20.8 million in 2007, which represented a 92.8% decrease from R$289.0 million in 2006. In 2006, we recorded a provision for loss in property, plant and equipment in the amount of R$278.0 million as a result of our analysis of the recoverability of assets related to the technologies. The decrease in 2007 reflects the absence of the provision for loss in property, plan and equipment. For 2008 and 2007, due to a change in Brazilian accounting rules, this line item was eliminated and is now accounted for as an operating expense.

     Income and Social Contribution Taxes Income (Expense)

     We recorded expenses from income and social contribution taxes in the amount of R$469.5 million in 2008, an increase of 82.8% from an expense of R$256.8 million in 2007, which in turn represented a decrease of 129.9% from an income of R$859.1 million that we recorded in 2006. The increase in 2008 is related to higher net income before income and social contribution taxes compared to 2007. The shift from income in 2006 to expense in 2007 resulted from the Corporate Restructuring process and the effect of tax credits recorded in 2006. See Note 31 to our financial statements.

     Minority Interest

     The minority interest recorded for the year ended December 31, 2008 was in the amount of $52.7 million and represented the minority interest in Telemig for the months of April through December 2008. In 2007, there was no minority interest recorded for Vivo due to the completion of the corporate restructuring process which commenced in October 2006. See “¯Merger of the Vivo Companies”. The minority interest recorded for the year ended December 31, 2006 was in the amount of R$8.0 million and represented the minority interest in TCO in January 2006. In February 2006, pursuant to the Merger, TCO became a wholly owned subsidiary of Vivo.

     Vivo’s Segments

     As described in “Item 4.A.—Information of the Company—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”, during 2007, we completed corporate restructurings to simplify our corporate legal structure and create a single legal operating company. This resulted in changes to our management structure and operating segments. By the end of the year ended December 31, 2006, we had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented.

B. Liquidity and Capital Resources

Sources of Funds

     Vivo generated cash flow from operations of R$3,800.4 million, R$3,196.7 million and R$3,100.2 million in 2008, 2007 and 2006, respectively.

     Vivo had net cash used in financing activities of R$964.8 million in 2008. Although Vivo obtained new loans in the aggregate amount of R$3,289.4 million in that period, these were partially offset by loan repayments of R$1,756.6 million and net settlements on derivatives contracts of R$541.0 million.

     Vivo had R$4,883.3 million in long-term loans and financing as of December 31, 2008. Vivo’s R$3,119.8 million in short-term indebtedness as of December 31, 2008 consisted primarily of funding from financial institutions. As of December 31, 2008, Vivo had a working capital (current assets minus current liabilities) deficit of R$452.6 million compared to a working capital deficit of R$73.4 million as of December 31, 2007.

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

     On January 20, 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior note units due 2009. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes are made semi-annually. As of December 31, 2008, there was R$195.3 million aggregate principal amount of notes outstanding. The notes were paid in January of 2009.

     In compliance with the terms of the personal mobile service providing agreement, resulting from public bid No. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by Telemig Celular in the scope of the Minas Comunica Program, through the use of resources from the Fund of Universalization of the Access to Telecommunication Services, or FUNDOMIC. According to the program, Telemig Celular will provide cellular phone coverage to 134 locations within the State of Minas Gerais (those with area codes No. 34, 35 and 38). In December 2007, as consideration from the certification obtained from the State Secretary of Economic Development from serving 15 locations, Telemig Celular issued 621 non convertible debentures from the first series of the first issuance in the total amount of R$6.2 million. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the third series of the first issue, valued at R$31.9 million, thus completing the program for providing service to 134 locations within the State of Minas Gerais. At December 31, 2008, the updated amounts of the first, second and third series of the debentures were R$6.6 million, R$18.3 million and R$32.0 million, respectively. The outstanding balance is adjusted to inflation according to the IPCA plus 0.5% per year.

     We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

     We financed the acquisition of our 3G license through financing available from ANATEL. This allowed us to maintain our cash position during turbulent market conditions and extend our debt profile. The cost for the financing was set by reference to the IST plus monthly interest of 1.0%. The debt is set to be repaid in six equal annual installments, with maturity dates at 36, 48, 60, 72, 84 and 96 months from April 29, 2008 (the date of authorization of our license).

     On May 9, 2008, the Board of Directors of the Company approved the issue and offer of 22 unsecured promissory notes in the value of R$25.0 million each, totaling R$550.0 million. On October 29, 2008, the offer was registered with the CVM and issued on November 10, 2008, with maturity date on May 9, 2009, bearing interest of 115.0% of the daily CDI rate, as disclosed by the Custody and Settlement Agency – CETIP. The proceeds from this offer were used in an increase of the capital stock of TCO IP for settlement of commercial promissory notes due on November 10, 2008, in the amount of R$530.0 million.

     On June 27, 2008, the Board of Directors of the Company approved the issue and offer of 50 unsecured promissory notes in the value of R$10.0 million each, totaling R$500.0 million. On July 25, 2008, the offer was registered with the CVM and issued on July 29, 2008, with maturity date on July 24, 2009, bearing interests of 106.5% of the daily CDI rate, as disclosed by CETIP. The proceeds from this offer were used for settlement of the principal amount of the debt represented by the first issue of Company debentures.

     In October 2008, the Company signed a credit facility with the Banco do Nordeste do Brasil (BNB) in the amount of R$389.0 million, through the Northeast Constitutional Fund. This new financing shall be used for expansion of the network already existing in the states of Bahia, Sergipe and Maranhão and for implementing a new network in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

     On December 17, 2008, the Board of Directors of the Company approved the second public issuance by the Company of plain and non-convertible debentures, unsecured, unregistered and in a single series. The single par value of the debenture shall be R$210,000,000.00 on the issuance date. The term of the debenture shall be of 360 days, counted from the issuance date, and maturing on January 11, 2010.

Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt and payment of dividends and interest on shareholders’ equity. Our capital expenditures (including capitalized interest) amounted to R$3,997.4 million, R$1,905.7 million and R$2,103.9 million in 2008, 2007 and 2006, respectively. Payment of debt and derivative instruments consumed cash flows of R$2,737.1 million, R$2,473.0 million and R$3,602.2 million in 2008, 2007 and 2006, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$54.2 million, R$17.5 million and R$63.2 million in 2008, 2007 and 2006, respectively.

     Capital Expenditures

     The following table sets forth our total capital expenditures for the periods indicated:

	Year ended December 31,

Vivo	2008	2007	2006

	(in millions of reais)
Switching equipment	533.1	417.3	375.9
Transmission equipment	1,446.2	729.9	844.4
Information technology	286.5	267.2	414.8
Others(1)	1,730.9	494.3	468.8

Total capital expenditures	3,997.4	1,905.7	2,103.9

_________________
(1) Consisting primarily of wireless devices provided to customers for free in connection with signing new contracts, network construction, furniture and fixtures, office equipment and store layouts.

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

     In the aggregate, R$3,997.4 million were invested during the year ended December 31, 2008, which included investment in the GSM/EDGE network and in the current CDMA/EV-DO network. This amount represented 25.8% of our net operating revenues.

     Our planned capital expenditures for 2009 include investments in network expansion on GSM/EDGE overlay, introduction of new products and services to maximize the use of cellular phones, expansion of our stores and the continual improvement of the quality of services provided to our customers the amount was approved at the general shareholders meeting held on March 19, 2008. We intend to pay these expenditures with funds generated by operations and our available borrowing capacity.

     Payments of Dividends to Shareholders

     The holders of preferred shares are entitled to exercise voting rights since the 2004 General Shareholders Meeting and until we pay the minimum dividends. However, this has no significant impact on our ownership structure, since our controlling shareholders own more than 50% of our total capital. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved the payment of dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. As a result, holders of Vivo’s preferred shares will no longer have voting rights equal to those of the holders of common shares. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends will be paid as of December 30, 2009 at which time voting rights on the preferred shares will cease. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends—Payment of Dividends.”

Debt

     As of December 31, 2008, Vivo’s total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2008

(in millions of reais)
Financing from financial institutions	6,807.0
Financing of ANATEL (3G)	1,196.1

Total debt	8,003.1

Long-term debt(1)	4,883.3
Short-term debt	3,119.8

________________
(1) Excludes the short-term portion of long-term debt.

     As of December 31, 2008, Vivo’s total debt was R$8.0 billion, of which R$2.4 billion, or 31%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$1,092.6 million was denominated in U.S. dollars (US$467.5 million), R$1,340.0 million was denominated in yen (¥51,937.3 million), and R$9.5 million was denominated in UMBNDES, which comprises a mix of different currencies. Devaluation of the real results in exchange losses on our foreign currency indebtedness. In order to protect against this risk, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2008, we incurred financial expense from foreign currency derivative transactions of R$203.3 million against financial income from monetary and foreign exchange variations of R$632.8 million. On December 31, 2008, we had derivative contracts that covered 99.6% of our foreign currency-denominated debt. The unrealized losses (net of unrealized gains on foreign exchange derivatives contracts) at December 31, 2008 were R$429.3 million.

     We are exposed to interest rate risk as a consequence of our floating rate debt. On December 31, 2008, approximately 64.7% of our interest-bearing liabilities bore interest at floating rates (IPCA, IST, CDI, IGPM and TJLP). Accordingly, our financing expenses will increase if market interest rates rise. On December 31, 2008, all of our foreign currency derivatives contracts bore interest payments linked to the Brazilian CDI rate. We protected against the risk of interest rates increasing by entering into derivative contracts in the total amount R$226.2million. The CDI rates as of December 31, 2008 and 2007 were 13.62% and 11.12%, respectively.

     Some of the debt agreements of Vivo contain restrictive covenants. Financial ratios apply to some indebtedness and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt-to-capital ratios. Vivo S.A. has indebtedness and financing with the National Economic and Social Development Bank (BNDES), which as of December 31, 2008 totaled R$1,431.9 million. In accordance with our contractual obligations, there are several economic and financial covenants and ratios that must be maintained annually. As of December 31, 2008, Vivo met all relevant economic and financial covenants and ratios. Vivo S.A. has indebtedness and financing with the Europe Bank of Investments, which as of December 31, 2008 totaled R$741.3 million. On that same day, various economic and financial covenants and ratios were met by Vivo S.A.

     U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, which differ in significant respects from U.S. GAAP. Net income (losses) for 2008, 2007 and 2006 were R$508.1 million, R$(109.6) million and R($460.5) million under U.S. GAAP, compared to net income (losses) of R$389.7 million, R$(99.8) million and R$16.3 million, respectively, under accounting practices adopted in Brazil. Shareholders’ equity at December 31, 2008, 2007 and 2006 was R$9,358.0 million, R$9,024.9 million and R$9,126.2 million, respectively, under U.S. GAAP, compared to R$8,267.5 million, R$8,296.3 million and R$8,370.8 million, respectively, under accounting practices adopted in Brazil.

     See Notes 39 and 40 to our audited consolidated financial statements for a description of the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     Recently Adopted Standards

     We adopted several accounting pronouncements effective December 31, 2008 and January 2007 which are reported herein and which are discussed in our financial statements.

     In December 2008, the Financial Accounting Standard Board (FASB) issued FASB Staff Position (FSP) FASB Interpretation (FIN) 46(R)-8, “Disclosures about Variable Interest Entities” (FSP FIN 46(R)-8). FSP FIN 46(R)-8 requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with an greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on a consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the year ended December 31, 2008 and had no impact on our 2008 financial statements.

     In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective for the year ended December 31, 2008.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the our choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. This statement was effective for the year ended December 31, 2008 and had no impact on our 2008 financial statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

     In September 2006, the FASB issued SFAS 158, which requires companies to (i) fully recognize, as an asset or liability, the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans; (ii) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (iii) measure the funded status of defined benefit pension and other postretirement benefit plans as of the date of the company’s fiscal year end; and (iv) provide enhanced disclosures. The provisions of SFAS 158 were effective for the year ended December 31, 2006, except for the requirement to measure the funded status of retirement benefit plans on our fiscal year end, which was effective for the year ended December 31, 2008. Since the Company’s measurement date was already December of each year, this change had no impact on our 2008 consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since we have not changed our current practice, this change had no impact on our 2008 consolidated financial statements. See Note 40 to our financial statements.

     In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective for use on December 31, 2008 for all financial assets and liabilities recognized or disclosed at fair value in our 2008 consolidated financial statements on a recurring basis (at least annually). The adoption of FSP FAS 157-3 had no impact on our 2008 financial statements.

     Recently Issued Standards

     We expect to apply the following recently issued accounting pronouncements to our future financial statements.

     In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for the year ending December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management anticipates that the adoption of FSP FAS 132(R)-1 will not have an impact on our consolidated financial statements.

     In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. We do not expect FSP 142-3 to have a material impact on our accounting for future acquisitions of intangible assets.

     In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of SFAS No. 133” (SFAS 161). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. As SFAS 161 only requires enhanced disclosures, management anticipates that the adoption of SFAS 161 will not have an impact on our consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” (SFAS 141) or SFAS No. 141 (revised 2007), “Business Combinations,” (SFAS 141(R)).

     Also in February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective beginning January 1, 2009. We are still in the process of evaluating the impact that SFAS 157 will have on our nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

     In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a Operating Subsidiary is an ownership interest in the entity that should be reported as equity in our financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. We are currently evaluating the provisions of this statement.

     In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). The impact of the adoption of SFAS 141R on our consolidated financial position and results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

     In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interm periods within those fiscal years.

EITF 08-6 shall be applied prospectively with early application prohibited. The adoption of EITF 08-6 is not expected t have a material impact on our consolidated financial condition or results of operations.

     In November 2008, the Emerging Issues Task Forces issued EITF No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7) that addresses the determination of the unit of accounting and subsequent measurement of intangible assets acquired, including intangible assets acquired in a business combination, in situations in which the acquiror does not intend to actively use the asset but intends to hold the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset). EITF 08-7 shall be effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of EITF 08-7 on the Company’s consildated financial position, results of operations will largely be dependent on the size and nature of the business combination completed after the adoption of this statement.

C. Research and Development

     Vivo maintains partnerships with the Universidade Federal do Rio Grande do Sul (UFRGS) and with Pontifícia Universidade Católica do Rio Grande do Sul (PUCRS). Such partnerships permit Vivo to have laboratories at the universities, which conduct research and development of new technologies, and which support and push innovative processes. We also solidified a partnership at the end of 2004 with the Centro de Pesquisas e Desenvolvimento em Campinas—São Paulo (CPqD), to assess and study new technologies. We also rely on the research and development of our third-party suppliers.

D. Trend Information

     In 2008, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value-added services, targeted growth on average revenue per user, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products of high quality in order to meet our clients’ expectations.

E. Off-balance sheet arrangements

     As of December 31, 2008, there were no off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by Period

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

	(in millions of reais)
Contractual obligations:
Long-term debt(1)	5,441.7	1,640.6	245.2	-	3,556.0
3G Licenses	1,196.1	-	199.4	398.7	598.1
Operating leases	5,656.6	559.1	1,108.0	1,102.6	2,886.9

Total contractual cash obligations(2)	12,294.5	2,199.7	1,353.2	1,102.6	7,639.0

_______________
(1) Includes short-term portions of long-term debt.

(2) Excludes pension fund obligations.

     In addition, we have a rental commitment with Telecomunicações de São Paulo S.A., or Telesp, a related party, in an annual amount of R$139.3 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Our company is managed by a Board of Directors and a Board of Executive Officers. Our shareholders elect the members of the Board of Directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The board currently consists of nine members. The terms of the current members of the board of directors will expire in April 2012. The Board of Directors hold regular quarterly meetings, and the chairman may call special meetings.

     The following are the current members of our Board of Directors and their respective positions.

Name	Position	Date Elected

Luis Miguel Gilpérez López	Chairman	March 19, 2009
Shakhaf Wine	Vice Chairman	March 19, 2009
Luis Miguel da Fonseca Pacheco de Melo	Director	March 19, 2009
Félix Pablo Ivorra Cano	Director	March 19, 2009
Ignacio Aller Malo	Director	March 19, 2006
Rui Manuel de Medeiros D’Espiney Patrício	Director	March 19, 2009
Carlos Manuel Mendes Fidalgo Moreira Cruz	Director	March 19, 2009
José Guimaraes Monforte	Director	March 19, 2009
António Gonçalves de Oliveira	Director	March 19, 2009

     Set forth below are brief biographical descriptions of our directors.

     Luis Miguel Gilpérez López, born on December 7, 1959 is Chairman of Vivo, Telemig Celular Participações and Telemig Celular S.A., is General Director of the Mobile division of Telefónica International and a member of the Supervisory Board of Brasilcel N.V. He was a board member of TCP, Celular CRT, TSD, TCO, Teleacre, Telegoiás, NBT, Telemat, Telems, TCO-IP S.A. and Teleron from 2004 to 2005. He began working for the Telefónica group in 1981, having assumed growing responsibilities in areas including networks, infrastructure, product and services development and marketing. He has a degree in Industrial Engineering and a master’s degree in Business Administration.

     Shakhaf Wine, born on June 13, 1969, Member of the Board of Directors and Executive Committee of Portugal Telecom S.G.P.S. since April 2009. President and Chairman of Portugal Telecom Brasil S.A. since April 2005. Member of the board of directors of Brasilcel N.V. since March 2004 and Vice Chairman of the board since August 2008. President of the Control Committee of Brasilcel N.V. since 2006. Member of the board of directors of Vivo Participações S.A. since March 2004 and Vice Chairman of the board since August 2008. Vice Chairman of the board of directors Telemig Participações S.A. since August 2008. Vice Chairman of the board of directors Telemig Celular S.A. since April 2008. Member of the board of directors of Mobitel S.A. since June 2006 and Chairman of the Board since August 2008. Member of the board of directors of PT Multimédia.com Brasil Ltda. since April 2005 and member of the board of directors of Universo Online S.A. since July 2005. Prev iousl y Mr. Wine was a board member at PT Investimentos Internacionais – Consultoria Internacional S.A., PT Participações SGPS S.A., PT Móveis - Serviços de Telecomunicações SGPS S.A., PT Ventures SGPS S.A., Africatel Holdings B.V., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Celular CRT Participações S.A. and Banco1.Net S.A. Before joining Portugal Telecom in 2003, Mr. Wine was Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International, from 1998 to 2003, based in London. Previously he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998, also based in London. Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. between 1991 and 1993. He holds a degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

     Luis Miguel da Fonseca Pacheco de Melo, born on April 29, 1966, is a member of the Board of Directors of Vivo and Telemig Celular Participações S.A.. He has served as CFO of Portugal Telecom, SPGS, SA since April 2006 and as Chairman of the Board of Directors of Previsão - Fund Managers Society SA since 2007. He has been a member of the Board of Directors of Africatel Holdings BV, since 2007, a member of the Board of Directors of PT-PRO - Administrative Services and Management Shared SA since 2003. He was Executive Director of PT-Multimedia - Services for Telecommunications and Multimedia SGPS from June 2002 to 2006, a member of the Board of Directors of TV Cabo Portugal S.A, from 2002 to 2006 and a member of the Board of Directors of Lusomundo Audiovisual S.A. from 2002 to 2006. He served as a member of Board of Directors of Lusomundo Cinemas S.A. from 2002 to 2006, member of the Board of Directors of PT Contents S.A. from 2002 to 2006, member of the Board of Directors of PT SGPS S.A. cable TV from 2002 to 2006 and member of the Board of Directors of Sport TV from June 2002 to November 2005. He was a manager of Lusomundo España SL, from 2003 to 2006, the Executive Director of BES Investment, a company of Banco Espirito Santo Group, and one of its largest shareholders, from 1998 to 2002 and a director of UBS Warburg from 1994 to 1998. Mr. Fonseca received a degree in Civil Engineering at the Technical Institute and an MBA from IESE in Barcelona.

     Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Telecomunicações de São Paulo S.A, Brasilcel N.V, Vivo Participações, Telemig Celular Participações S.A. and Telemig Celular S.A.. He was a member of the Board of Directors of TSD, TLE, TCO and Celular CRT until February 2006. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development until January 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia—ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas—ICADE also in Madrid.

     Ignacio Aller Malo, who was born on December 1, 1945, is a member of the Board of Directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Vivo Participações, S.A. and Telemig Celular Participações S.A.. He was a member of the Board of Directors of TSD, TLE and Celular CRT until February 2006. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967.

     Rui Manuel de Medeiros D’Espiney Patrício, born on August 17, 1932, is a member of the Board of Directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Klabin S.A., Vivo, Telemig Celular Participações S.A., Jerónimo Martins (Portugal) and Espirito Santo International Holding. He was a member of the Board of Directors of Banco Boavista S.A. from 1997 until 2000; member of the Board of Directors of Banco Inter-Atlântico S.A. from 1980 until 1997, member of the Board of Directors of Ericsson do Brasil from 1979 until 1997, Managing Director and Executive Vice-President of Monteiro Aranha S.A. from 1976 until 1992, Representative of the Monteiro Aranha Group in Europe from 1975 until 1976, and worked at Financiadora Volkswagen do Brasil from 1974 until 1975. Mr. Patrício was Minister for Foreign Affairs of Portugal from 1970 until 1974, Under-Secretary of State for Overseas Economic Development of Portugal from 1965 until 1970, Member of the Commission for Overseas Development Plan from 1963 until 1965, Economic Advisor of Sacor (Oil Company) from 1958 until 1964, and between 1958 and 1963 he was Assistant Professor at Lisbon University. Mr. Patrício has a degree in Law from the University of Lisbon—1955, a postgraduate degree in Political Economics from University of Lisbon—1956 and Business Administration from Fundação Getúlio Vargas (São Paulo)—1975.

     Carlos Manuel Mendes Fidalgo Moreira Cruz born in Octuber 16, 1966, has served as the Director of Finance Directorate of Portugal Telecom, SGPS, since 2001. He has served as Director of Portugal Telecom International Finance BV since 2002 and Director of PT International Investiments since 2006. He has served as Director of PT Ventures since 2006, Director of PT Moveis since 2006, Director of TPT – Timor’s Public Telecommunications S.A since 2006, Director of MTC – Mobile Telecommunications Ltd. (Namíbia) since 2007, Director of MTC – Macau’s Telecommunications Company since 2007, Director of Teledata (Moçambique) since 2007 and Director of Medi Telecom. He is a Member of the Board of Auditors of Brasilcel, Member of the Board of Directors of Africatel Holdings BV and has been a Director of Directel – International Telephone Lists Ltd, Director of PT Services since 2006 and Director of Forecast since 2007. Mr. Fidalgo was a member of the Portuguese Privatizations Commission from 1999 to 2001, an Advisor of the Secretary of State for Economics and Finance from 1996 to 1998, an Assistant of Financial Strategy 1996 to 2001 in the MBA Program - IEP / EGP and served as an Assistant Corporate Finance and Macroeconomics at the University of Porto from 1987 to 1996, an Assistant Business Evaluation from 1994 to 1997 in IESF, Mr. Fidalgo was also Analyst Assistant of the Mergers & Acquisitions Department of BPI from 1990 until 1994.

     José Guimarães Monforte, born on July 6, 1947, is currently a member of the Board of Directors and Audit Committee of Vivo since June of 2007 and member of the Board of Directors of Telemig Celular Participações S.A., Mr. Guimarães Monforte is the president of Jano Comércio, Administração e Participações Ltda. and was the former President of the board of IBGC and Pini Editora S/A, and the Vice President of the board of Klicknet. He was also a member of the board of Natura Cosméticos, Caramuru Alimentos JHSF Participações S/A and the board of Agrenco of Brazil. In addition, Jose Guimarães Monforte was also the Vice President of ANBID and of the board of the Settlement Department of the Commodity Exchange. He was also the Coordinator of the Capital Opening Committee of Bovespa and a member of the Listings Commission. Furthermore, he was a member of the Advisory Panel for the OECD on the Efficiency of the Board of Directors, and a member of the Advisory Board-Americas Cabinet of the Graduate School of Business in Chicago. He also served as an executive in diverse banks and companies, such as BANESPA, Banco Merrill Lynch, Banco Citibank N.A., and was President of VBC Energia S/A. Jose Guimarães Monforte graduated with a degree in Economics from the University of Católica de Santos.

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

     In accordance with the shareholders agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible for the appointment of our Chief Financial Officer. PT Movéis appointed three and Telefónica Móviles appointed three of the nine members of our Board of Directors.

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

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed

Roberto Oliveira de Lima	Chief Executive Officer	April 12, 2006
Ernesto Gardelliano	Executive Vice President of Finance, Planning and Control and Investor Relations Officer	April 12, 2006
Paulo Cesar Pereira Teixeira	Executive Vice President of Operations	April 12, 2006
Hugo Mattos Janeba	Executive Vice President of Marketing and Innovation	June 25, 2008
Javier Rodríguez García	Vice President of Networks	April 12, 2006
Ercio Alberto Zilli	Vice President of Regulatory Matters	February 12, 2009

     Set forth below are brief biographical descriptions of our executive officers.

     Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer since April 12, 2006 of Vivo, Vivo S.A., Telemig Celular Participações S.A., Telemig Celular S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005. He was the Chief Executive Officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getulio Vargas, Brasil, and a master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

     Ernesto Gardelliano, born on January 15, 1962, is Executive Vice President of Finance, Planning and Control and Investor Relations Officer of Vivo, Vivo S.A., Telemig Celular Participações S.A., Telemig Celular S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Gardelliano has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel. He joined Coopers & Lybrand in Argentina in 1984 where he developed his career in the Audit Department. During 1990, Mr. Gardelliano was transferred to Italy. In January 1993, he joined Movicom, the first mobile telecom operator in Argentina. The Company was a Joint Venture led by BellSouth and Motorola. Mr. Gardelliano acted as the Financial Controller until 1997, when he was promoted to Chief Financial Officer. In 2005, and after the sale of the Latin American Assets of BellSouth, he became Regional Director for Argentina, Chile and Uruguay for Telefónica Móviles and transferred to Brazil to take over responsibilities in the Finance area of the above mentioned Companies, namely Vivo. Mr. Gardelliano is a Certified Public Accountant, a graduate of the University of Buenos Aires and holds a degree in Upper Management from the Instituto de Altos Estudios at the Universidad Austral.

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

     Javier Rodríguez García, born on December 8, 1955, is the Vice President of Networks Vivo, Vivo S.A., since April 2005. He was the Executive Vice President of Technology and Networks of TSD, TLE and Celular CRT, until February 2006 and of Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, since May 2003, TCO, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT, until October 2006. From 1986 until 1988, Mr. García worked at INDELEC—Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A. as the person responsible for the installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2003 was the network manager of Telerj and Telest He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

     Hugo Mattos Janeba, born on December 16, 1965, has been the Vice-President Executive of Marketing and Innovation of Vivo and Vivo S.A. since June 25, 2008. He was the Image and Communications Officer of Vivo S.A. from October 2006 to June 2008 and of Telesp Celular S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A. and Global Telecom S.A. from February 2003 to October 2006, having launched the Vivo brand in April 2003. From November 1999 to January 2003, he was Telesp Celular S.A.’s Marketing Officer. From November 1992 to October 1999, he held the position of Marketing Manager at PepsiCo/Elma Chips. He was Product Manager at Tambrands of Brazil from September 1991 to November 1992. Mr. Janeba also held different positions at Colgate Palmolive from July 1986 to September 1991. Mr. Janeba has a bachelors’ degree in Industrial Design from Universidade Mackenzie, São Paulo, Brazil, and also holds an MBA from the Business School of São Paulo, Brazil/Toronto University, Canada. He holds a specialization in Branding from Kellog School of Management at Northwestern University in the United States.

     Ercio Alberto Zilli, born in August 30, 1953, serves as the Vice President of Regulation of Vivo. He was Executive Chairman of Acel from August 2006, Director of Regulation of Telemar Oi from August 1998 to June 2006 and was a Special Advisor of the Minister of Communications from March 1995 to July 1998. He had different functions in Telebrás (first engineer, then manager of division, advisor to the Board of Directors, head of department and assistant to the Vice-President of engineering, supplier relations and business planning and control) from May 1977 to February 1995. He was an Engineer for NEC in Brazil from February 1975 until May 1977 and a Technical Assistant in Dentel - National Department of Telecommunications from January 1974 to January 1975. Mr Zilli holds a degree in Electronic Engineering from the University of Brasilia, Brazil (1974) and has completed courses for extension and improvement in technical areas in UnB, Unicamp, FGV, and in Management in Canada (at the Telecommunications Executive Management Institute of Canada).

Fiscal Board

     Brazilian Corporate Law requires us to have a Fiscal Board (Conselho Fiscal) which is composed of three to five members elected at the General Shareholders Meeting. The Fiscal Board operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. Our fiscal board consists of three members and three alternates and meets quarterly. Our Fiscal Board is elected annually at the annual general shareholders meeting.

     The Fiscal Board is responsible for overseeing our management. Its main duties are:

     • to review and provide an opinion on the annual report of our management;

     • to review the proposals of the management bodies to be submitted to the shareholders meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-ups; and

     • to review and provide an opinion on the financial statements for the fiscal year.

     The Fiscal Board holds regular meetings every three months and special meetings when called by the Chairman of the Board of Directors or by any two member of the Fiscal Board.

     Listed below are the current members of our Fiscal Board and their respective positions:

Name	Position	Date Appointed

Ortogamis Bento (1)	Member	March 19, 2009
Paula Bragança França Mansur (2)	Chairwoman	March 19, 2009

Name	Position	Date Appointed

Fabiana Faé Vicente Rodrigues (2)	Member	March 19, 2009
José Luis de Castro Neto (1)	Alternate	March 19, 2009
Ademir José Mallmann (2)	Alternate	March 19, 2009
João Renato Pierre (2)	Alternate	March 19, 2009
_______________
(1) Appointed by our preferred shareholders.
(2) Appointed by our controlling shareholder.

B. Compensation

     For the year ended December 31, 2008, we paid our directors and executive officers, and the directors and executive officers of our subsidiary, as compensation an aggregate amount of R$19.23 million, including bonuses and profit-sharing plans. This amount includes performance remuneration and profit-sharing arrangements applicable to all employees. Furthermore, the members of our Board of Executive Officers are eligible to participate in the same complimentary retirement pension plan available to our employees.

C. Board Practices

     For more detailed information, see “—Directors and Senior Management—Board of Executive Officers,” and “—Directors and Senior Management—Fiscal Board”, above, and “Item 9.C.—The Offer and Listing—Markets—Committees”.

     There are no service contracts between us or our subsidiary and any of our directors providing for benefits upon termination of employment.

D. Employees

     On December 31, 2008, we had 8,386 full-time employees. From April 2008, the number of employees includes the employees of Telemig Celular (2,560 employees).

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,

	2008	2007	2006

Total number of employees (including trainees)	8,386	5,600	5,896
Number by category of activity:
Technical and operations area	2,350	1,755	1,865
Sales and marketing	2,773	2,061	2,117
Finance and administrative support	1,689	1,316	1,330
Customer service	1,574	468	584

     Employees are represented by unions of workers in telecommunications companies of their states. We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include an average wage increase of approximately 6% and an increase of around 7% in benefits.

     Our management considers the relations between our workforce and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October 31, 2009.

     At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação SISTEL de Seguridade Social, or SISTEL, a multi-employer defined benefit plan that supplements government-provided retirement benefits. Under the SISTEL plan, we made monthly contributions to SISTEL equal to a percentage of the salary of each employee who was a SISTEL member. Each employee member also made a monthly contribution to SISTEL on the basis of age and salary. Pension benefits of members of SISTEL vested by the same time their retirement benefits vested under the government-provided retirement plan. SISTEL operates independently from us, and its assets and liabilities are fully segregated from us. Employees hired since January 1999 are not members of SISTEL.

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

     We maintained the plans TCPPREV, TCOPREV, VISÃO CELULAR and CELPREV Telemig Celular, new private pension plans for our employees. Unlike SISTEL’s defined benefits plan, the plans TCPPREV and Visão Celular call for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants. TCOPREV is a variable contribution plan.

     As of February 2, 2007, the board approved for the management of Vivo to transfer the following plans from Fundação SISTEL de Seguridade Social to the institution Visão Prev Sociedade de Previdência Complementar (VISÃO PREV): PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT. These eleven plans were transferred gradually to VISÃO PREV from May 2, 2007 until December 31st, 2007.

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

     As of December 31, 2008, 51.56% of our employees were members of these plans. We continue to have a contingent liability for the unfunded obligations of the plans with respect to all inactive employees of the former Telebrás system and all post-retirement healthcare benefits for former Telebrás employees and current employees that have not changed to the new plan.

E. Share Ownership

     As of December 31, 2008, each of the members of the Board of Directors and the Board of Executive Officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2008:

		Percentage of		Percentage of
	Number of common	outstanding	Number of preferred	outstanding
Name	shares owned	common shares	shares owned	preferred shares

Brasilcel	55,719,376	41.5	91,087,513	38.9
Sudestecel Partic Ltda (1)	22,547,496	16.8	1,169,552	0.5
TBS Celular Partic Ltda (1)	17,204,638	12.8	291,449	0.1
Portelcom Partic. S.A. (1)	19,193,624	14.3	4,206,362	1.8
Tagilo Partic. Ltda (1)	3,015,261	2.2	5,656,432	2.4
Avista Partic. Ltda (1)	2,407,614	1.8	11,653,452	5.0
All directors and executive officers as a group	8	(2)	434	(2)
____________
(1) Subsidiary of Brasilcel.
(2) Less than 1% of aggregate.

     Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4.A.— Information on the Company—Our History and Development” and “Item 4.C.—Information on the Company—Organizational Structure.”

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

B. Related Party Transactions

     The main transactions with unconsolidated related parties are as follows:

     • Use of network and long-distance cellular communication: These transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A.—Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, when conditions were regulated by ANATEL.

     • Roaming: Some international roaming services are provided by Telecomunicações Móveis Nacionais. TMN and Severeal Companies related to the Telefonica Group in the Company's network.

     • Technical assistance: Refers to the provision of corporate management advisory and business consultancy services by Portugal Telecom, SGPS, S.A., and technical assistance provided by Telefônica S.A., Telefônica International S.A. and TBS Celular Participações S.A., based on a formula proposed in the contracts that includes the variation of the LAIR (Profit Before Income tax) and the variation of the preferred and ordinary shares and that determines a coefficient to be applied upon the performance of services. In the case of the operation of the branch office in the Rio Grande Do Sul, the contract foresees only one 1% fixture on the performance of services. The above referred contracts were terminated on August 4, 2008.

     • Corporate services: These are passed on to the subsidiary at the cost incurred for these services.

     • Call-center services: Provided by Atento Brasil S.A. and Mobitel S.A.—Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months and renewable for the same period.

     • Systems development and maintenance services: Provided by Portugal Telecom Inovação Brasil S.A. and Telefônica Pesquisa e Desenvolvimento do Brasil Ltda.

     • Operating logistical services, accounting and financial assistance: Provided by Telefônica Serviços Empresariais do Brasil Ltda.

     • Voice content portal service provider: Provided by Terra Network Brasil S.A.

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

Civil

     Consumer’s rights

     We are a party to several law suits brought against us by individual consumers or civil associations representing consumers’ rights that allege our failing to properly provide our products and services. None of these lawsuits are individually material. Based on the opinion of our counsel, we believe that probable losses with respect to these claims total approximately R$151.7 million, an amount for which we have made provisions, and that possible losses with respect to these claims total approximately R$459.6 million.

     We are a party to several civil claims and we have made provisions for these claims sufficient to meet probable losses. We believe that probable losses with respect to these civil claims total approximately R$128.5 million, a decrease of R$22.3 million in 2008.

     ANATEL

     We are also part of several administrative and legal actions brought by ANATEL that allege non-compliance with regulatory requirements related to SMP service, in the total amount of approximately R$15.4 million. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims is probable.

     Breakup of Telebrás

     Telebrás, our legal predecessor, was a defendant in a number of administrative and legal proceedings and was subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás had been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. We believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to these claims is remote.

     Tax Credits

     Vivo and other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed on December 16, 1999 against new holding companies, including Vivo and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

     Ownership of Caller ID

     Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency—INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A,. TC and Telerj Celular (formerly Vivo subsidiaries prior to our corporate restructuring) filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

     Validity of Prepaid Plan Minutes

     We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible, except for class actions against Telemig Celular, for which the likelihood of an unfavorable outcome with respect to this claim is considered remote, based on the opinion of outside counsel.

     Litigation Relating to the Charging of a Monthly Subscription Fee

     GT, Telegoiás Celular and Telems Celular (formerly Vivo subsidiaries prior to our corporate restructuring), together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor’s office and local agencies for consumers’ protection, which challenged the charging, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiff, the charging of monthly subscription tariffs also violates Brazilian Consumer Law.

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

     VU-M

     Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and wireless telecommunications operators, including Vivo and Telemig Celular, claiming that the VU-Ms are fixed at an abusive rate and that these operators employ anticompetitive practices which are causing financial damages to the plaintiff. GVT requested a preliminary injunction in order to reduce the VU-Ms and a determination by a judicially-appointed expert of the proper value of the VU-Ms on a “cost-based model.” GVT also seeks compensation from the wireless operators in the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. The preliminary order was initially denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to allow judicial deposits of the difference between R$0.2899, which must be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed from the preliminary order to the Federal Court and a final decision is pending. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to this claim is possible.

     Tax-Related

     State Taxes - ICMS

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

     In the states of Distrito Federal, Acre, Pará, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima, Rondônia, Tocantins and Amazonas, Vivo S.A. received tax assessments totaling R$109.2 million as of December 31, 2008, in connection with: i) the ICMS tax applied to occasional or complementary services that do not constitute telecommunications services; ii) the ICMS tax applied to international calls made from Brazil; iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; iv) the ICMS tax applied to non-remunerated provisions of telecommunications services consisting of the donation of credits to be used in the prepaid service plan; v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; vi) alleged failure to comply with supplementary obligations; and vii) other taxes relating to the sale of goods.

     In the state of Paraná, Vivo S.A. received tax assessments totaling R$7.3 million as of December 31, 2008, compared to R$4.0 million as of December 31, 2007, in connection with late payment of the ICMS tax.

     In the state of Bahia, Vivo S.A. received tax assessments totaling R$43.0 million as of December 31, 2008, in connection with: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; ii) failure to reverse ICMS credits relative to handsets provided for rental and “free leases”; iii) late payment of the ICMS tax in the period from February to March 1998; iv) application of the ICMS tax on complementary communications services; v) failure to reverse ICMS credit in relation to long distance and call centers; and vi) the ICMS tax applied to sign-up fees.

     In the state of Sergipe, Vivo S.A. received tax assessments totaling R$35.4 million as of December 31, 2008, in connection with: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free leases”; iii) application of the ICMS tax on provision of handsets on consignment; and iv) the ICMS tax applied to complementary communications services.

     In the state of Espírito Santo, Vivo S.A. received tax assessments totaling R$7.0 million as of December 31, 2008, in connection with: i) incorrect ICMS credits and ii) failure to write up trade notes.

     In the state of Rio de Janeiro, Vivo S.A. received tax assessments totaling R$150.3 million as of December 31, 2008, in connection with: i) application of the ICMS tax to complementary communications services; ii) application of the ICMS tax on sign-up fees; iii) application of the ICMS tax to calls originating from administrative and test terminals; iv) application of the ICMS tax to services provided to other telecommunications operators for clients not eligible for an exemption; v) application of the ICMS tax on international calls; vi) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets; vii) application of the ICMS tax on the provision of unpaid telecommunications services; viii) application of the ICMS tax to electric power; and ix) disallowance of ICMS tax incentives referring to cultural projects and fines.

     In the state of Rio Grande do Sul, Vivo S.A. received tax assessments totaling R$28.0 million as of December 31, 2008, in connection with: (i) application of the ICMS tax to international calls; (ii) late payment of the ICMS tax; and (iii) application of the ICMS tax on electric power.

     In the state of São Paulo, Vivo S.A. received tax assessments totaling R$118.7 million as of December 31, 2008, in connection with: (i) incorrect ICMS tax credits; (ii) an incorrect credit received in relation to values posted as extemporary credits; (iii) ICMS credits for values reversed due to customer complaints; and (iv) ICMS on discounts deemed as unconditioned.

     In the state of Santa Catarina, Vivo S.A. received tax assessments totaling R$3.9 million as of December 31, 2008, in connection with (i) appropriation of income tax credit in excess of the limit permitted in the tax laws, relating to entries of goods the exit of which is entitled to the benefit of reduction of the tax calculation base; and (ii) fine for noncompliance with a legal obligation.

     Telemig Celular has a judicial discussion in course with regard to the ICMS levied on contractual fine, which proceedings are awaiting decision by the court of appeals. At December 31, 2008 the amount is R$7.5 million.

     Proceedings related to the above-mentioned tax assessments are currently occurring in both the administrative and judicial sphere. According to the opinion of counsel, an unfavorable outcome with respect to our claims is possible.

     Based on the opinion of our external legal counsel, in the states of Rio de Janeiro, São Paulo, Amazonas and Rondonia, Vivo S.A. recorded a provision of R$23.6 million as of December 31, 2008, to cover potential losses from tax-related actions currently in administrative and judicial court.

     Federal Taxes

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

     We believe based on the opinion of our legal counsel, and in consideration of recent decisions of the Supreme Court of Brazil, that the likelihood of an unfavorable outcome with respect to the calculation methodology is remote (especially since one of our subsidiaries has already obtained a favorable decision in November 2007), but with respect to the contribution rates an unfavorable outcome is possible. However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations. As of December 31, 2008, an amount of R$10.4 million was recorded by the Company after it made escrow deposits of R$2.5 million.

     In the state of São Paulo, an action was brought against Vivo S.A. (lawsuit No. 19515,000,700/2003-97) claiming that, in January and February of 2000, Vivo had offset COFINS against unwarranted credits received from a deduction that was in excess of the permitted one-third of the amount due under COFINS in 1999 from the amount due under CSLL. The Company recorded a provision in the amount of R$24.7 million on the accounts as of December 31, 2008, after making an escrow deposit in the same amount.

     Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges. This claim impacts Vivo S.A.. We are challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. We believe based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

     In the state of São Paulo, Vivo S.A. received tax assessments (lawsuits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$8.6 million as of December 31, 2008, compared to R$2.7 million in 2007, as a result of the increase in PIS and COFINS calculation bases. The lawsuits are in administrative court awaiting the decision of the Court of Special Appeal.

     In the state of Bahia, Vivo S.A. received a COFINS assessment of R$9.7 million as of December 31, 2008, in connection with losses incurred on derivative operations performed to determine the calculation base for the contribution. The assessment is awaiting judgment in the second administrative instance.

     In the state of Rio de Janeiro, Vivo S.A. received tax assessments amounting to R$148.5 million as of December 31, 2008, in connection with: i) the use of part of the negative CSLL (federal social contribution on income) calculation base determined by the Company in 1997, which originated from a partial spin-off; ii) alleged underpayment of IRPJ (income tax) and CSLL due to the fact that the inspectors did not approve the deductibility of certain expenses; iii) alleged underpayment of IRRF (withholding tax) on overseas remittances; and iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in the Company’s declared tax loss. There are proceedings based on these assessments currently ongoing in the administrative court.

     Vivo Participações is involved in an administrative discussion related to the purpoted underpayment of IRRF on remittances abroad. The total amount thereof at December 31, 2008 is R$20.9 million.

     In May 2007, the Company faced tax foreclosures totaling R$29.9 million as of December 31, 2008 in connection with the tax authorities’ refusal to compensate the negative balance of IRPJ (income tax) for fiscal year 2000. The DRF - Delegacia da Receita Federal (Regional Brazilian Internal Revenue Service) - did not approve some expenditures included in the Company’s income tax return and cancelled the balance of IRPJ credits used to offset the tax, thus leading to the accumulation of debt. The decision of the first judicial instance is pending. About the same matter, Vivo Participações filed an action for annulment seeking the reversal of the tax delinquency notice, which is in course before the Federal Courts in São Paulo.

     Vivo S.A. assumed the tax assessments received by its former subsidiary “TLE” amounting to R$64 million as of December 31, 2008, charged on underpayment in connection with the excess of investments in tax incentives paid to FINOR, FINAN or FUNRES (tax incentives in Brazil) as calculated during the review of the Company’s income tax return. The decision of second judicial instance is pending.

     Telemig Celular is involved in an administrative discussion due to purported underpayment of IRPJ, includiing application of fine and denial of the request for refund and deduction of credits ascertained by the subsidiary in consequence of the overpayments of estimated IRPJ. In all the cases, the discussion is in progress in the administrative sphere and a final decision by Taxpayers Council is awaited. At December, 31, 2008, the amount is R$37.0 million.

     Tax delinquency notices were issued against Vivo for IRPJ, CSLL, COFINS and IRRF, the main matters under controversy being: (i) undue deduction of tax losses of non-operating nature from operating profit calculated in a subsequent period; (ii) purported underpayment of taxes; iii) non-confirmation of withholding income tax on financial statements in DIRF; iv) separate fine on the amount bookkept/declared and the amount paid. At December 31, 2008, the total amount came to R$42.1 million (R$44.5 million on December 31, 2007).

     Vivo is involved in administrative and judicial discussions about the underpayment of IRPJ, CSLL, PIS and COFINS, having in consideration the unlawful proportional credit of the taxes and disregard about the occurrence of voluntary disclosure. Vivo is involved in discussions solely related to the occurrence of the voluntary disclosure of these taxes. In December 2008 the amount in question totals R$189 million (R$17.2 million on December 31, 2007)

     Vivo is involved in an administrative discussion related to tax delinquency notices the main matters thereof being: (i) non-deductibility of the expense of interest on shareholders’ equity (“Juros Sobre Capital Próprio”), having in consideration the noncompliance com information shown in the DIRF for the amounts of income tax (IR) withheld at source for the beneficiaries of the financial income; (ii) purported underpayment of IRPJ and CSLL estimates; and (iii) adjustments to the tax calculation bases of IRPJ and CSLL. The discussions related to the above mentioned proceedings are in progress in the administrative sphere. At December 31, 2008, the amount in question was R$90.8 million (R$83.2 million on December 31, 2007).

     Vivo is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP—Statement of Tax Deduction and PER/DCOMP—Statement of Tax Deduction electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2008 the amount in question was R$197.9 million (R$97.2 million on December 31, 2007).

     Vivo Participações is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP—Statement of Tax Deduction and PER/DCOMP—Statement of Tax Deduction electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2008 the amount in question was R$3.7 million.

     In the state of Rio Grande do Sul, Vivo S.A. was subject to a tax assessment for alleged IRPJ and CSLL debts of R$299.1 million as of December 31, 2008, and for the allegedly unwarranted amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in fiscal years 1997 and 1998. This assessment is pending judgment in the administrative court.

     Telemig Participações filed writs of mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on shareholders’ equity of its subsidiary (Telemig Celular). Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution No. 489/2005, a provision was booked and deposits have been made in court, totaling R$19.8 million on December 31, 2008.

     We and our subsidiary filed lawsuits challenging the application of CIDE—Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. In 2008, Vivo S.A. recorded a provision in the amount of R$80.7 million, after it made escrow deposits amounting to R$44.3 million.

     FUST

     ANATEL, through the abridgment of Law No. 7, dated December 15, 2005 established that (i) the values paid for telecommunication companies related to interconnection fees and network usage, cannot be excluded from the tax basis of FUST contributions and (ii) among others, the values received from telecommunication companies, for interconnection usage and for the use of its networks resources, can not be excluded from the tax basis of FUST contributions.

     Considering that the second part of the Abridgment of Law is not in accordance with the Law 9,998/2000, all of our former subsidiaries and Telemig Celular have filed writs of mandamus questioning the legality of this contribution and have been granted a favorable decision which has suspended our liability for the contribution.

     We believe, based on the opinion of counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

     At December 31, 2008, the amount involved for VIVO is R$225.5 million and for Telemig Celular is R$33.1 million.

     FUNTTEL

     Vivo S.A. and Telemig Celular filed a writ of mandamus directly to the Managing Chairman of the board of FUNTTEL and the Temporary Secretary of the Ministry of Communications in order to enforce its right to calculate and pay contributions to FUNTTEL, as per the provisions of Law No. 10,052 of November 28, 2000, without including in the calculation amounts received as transfers entitled to interconnection and use of the network integration resources, as expressed in article 6, paragraph 4 of Decree n. 3,737 of January 30, 2001. The Company obtained a favorable judicial decision related to this issue. As of December 31, 2008, the amount of the contributions involved is R$106.1 million for Vivo and R$19.2 million for Telemig.

     FISTEL

     TFI

     Vivo holds authorizations, which were granted by the Public Authorities by means of the Instrument of Authorization, for the exploitation of the Personal Mobile Service, for an indeterminate term; and other authorizations for using the radiofrequencies on a primary character, for the remainder of the term of the first license, renewable for further fifteen years.

     At the time of the renewal of the validity term for use of the radiofrequencies in connection with the exploitation of the personal mobile service, ANATEL collects the Installation Inspection Fee—TFI referring to the issuance of new licenses assessed on the radio-base stations, mobile stations and radio-links.

     Such collection results from the understanding, by ANATEL, that art. 9, item III of Resolution No. 255 would be applicable to this case, in such manner that the extension of term would be a taxable event of the TFI. Because it considers that the collection of TFI on mobile stations is undue, Vivo has administrative discussions in course with the ANATEL, which are awaiting decision.

     At December 31, 2008, the amount in question is R$827.0 million (R$282.0 million on December 31, 2007).

     Telemig Celular, also because it considers that the collection of TFI on the mobile stations is undue, upon receiving the official letter granting the extension of the term, together with the collection form for payment of the referred fee, it filed a motion to deny, which is awaiting judgment. In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings. At December 31, 2008, the total amount in question was R$108.8 million.

     Telecommunications Inspection Fee

     Telemig Celular filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF—Operation Inspection Fee and to the TFI—Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

     Telemig Celular’s legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at December 31, 2008 was in the amount of R$324.8 million, with corresponding deposits in court in the same amount

     Local Taxes - Litigation Related to ISS on use of network

     The municipalities of Salvador (in the state of Bahia) and Porto Alegre (in the state of Rio Grande do Sul) filed administrative proceedings against Telebahia Celular and Celular CRT in order to collect amounts allegedly due as a services tax (ISS). The municipalities claim that the payments received in consideration of the use of our network could be considered compensation under a lease of a movable asset, and that therefore these payments should be subject to the application of ISS. Based on the opinion of our legal counsel, we believe that Telebahia Celular and Celular CRT will be successful in its defense in these proceedings and accordingly we have not made any provisions. As of December 31, 2008, the amount involved is R$56.9 million.

     In addition, other municipalities throughout the country (in the states of Amazonas, Mato Grosso, Mato Grosso do Sul, Paraná, Rio de Janeiro, Rio Grande do Sul, Roraima, Espírito Santo and São Paulo) require the payment by VIVO of the ISS services tax for the main purposes of providing telephone complementary services, advertising, licenses and subscriptions. There is no ISS withholding over consulting services. As of December 31, 2008, the amount involved is R$32.9 million.

     Other taxes, rates and contributions

     On December 31, 2008, an amount of R$3.0 million was recorded, related to the following assessments issued by tax authorities. Based on the opinion of the legal consultants there are possible chances of success in these proceedings.

     As of December 31, 2008, a provision of R$22.850 million was recorded for various tax lawsuits related to the discussions of ISS, IRPJ, INSS, ICMS and PIS/COFINS.

     Other Litigation

     We are a party to several labor claims for which we have recorded provisions of R$38.3 million considered sufficient to meet probable losses in these cases. During the year ended December 31, 2008, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as possible, the amount involved is R$193.5 million.

     We are also party to certain legal proceedings arising in the normal course of business. We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions. We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations. See Note 20 to our financial statements included in this report.

     Dividend Policy and Dividends

     We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil. We did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2005 and 2004 because we recorded a net loss for each of those years. On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million, which was insufficient to meet the minimum dividend required by law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends, because we had net losses. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. As a result, holders of Vivo’s preferred shares will no longer have voting rights equal to those of the holders of common shares. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends will be paid as of December 30, 2009 at which time voting rights on the preferred shares will cease.

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

     Under Brazilian Corporate Law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

• its board of directors and board of auditors report to the shareholders meeting that the distribution would be incompatible with the financial conditions of that company; and

• the shareholders ratify this conclusion at the shareholders meeting. In this case,

• the board of executive officers would forward to the CVM, within five days of the shareholders meeting, an explanation for the suspension of the payment of the mandatory dividends; and

• the amounts which were not distributed are to be recorded as a special reserve, and, if not absorbed by losses in subsequent fiscal years, they must be distributed as dividends as soon as the financial condition of that company permits. Dividends may be distributed by us out of our retained earnings or accumulated profits in any given fiscal year.

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

     At each annual shareholders meeting, the board of directors is required to determine how net profits for the preceding fiscal year are to be allocated. Under Brazilian Corporate Law, we are required to maintain a statutory reserve, to which we must allocate 5% of our net profits for each fiscal year until the amount of such reserve equals 20% of our paid-in capital. Losses, if any, may be charged against the statutory reserve.

     Brazilian Corporate Law also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders meeting:

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

     Payment of Dividends

     We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under Brazilian Corporate Law, dividends are required to be paid within 60 days of the annual shareholders meeting, or on the date determined at a shareholders meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders pro rata according to the date when the subscription price is paid to us.

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

B. Significant Changes

     There were no significant changes in 2008 other than as already discussed in other sections of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Brazilian private equity and debt are traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs that each represent 1 preferred share as of December 31, 2008 and that are issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among Vivo, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” After the corporate restructuring, the symbol became “VIV.”

     The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

     Stock prices per share are impacted by the reverse stock split at the ratio of 4:1, concluded on October 13, 2008.

	New York Stock		São Paulo Stock
	Exchange US$ per		Exchange R$ per
	ADS		1 preferred shares

	High	Low	High	Low

Year ended

December 31, 2004	35.76	21.52	110.56	64.00
December 31, 2005	30.08	12.48	77.52	28.00
December 31, 2006	16.36	9.12	46.96	19.77
December 31, 2007	23.92	13.64	42.60	28.40
December 31, 2008	29.48	8.25	48.96	18.43

Year ended December 31, 2007

First quarter	17.00	13.64	35.36	28.40
Second quarter	20.8	14.36	40.00	28.92

	New York Stock		São Paulo Stock
	Exchange US$ per		Exchange R$ per
	ADS		1 preferred shares

	High	Low	High	Low

Third quarter	21.44	14.88	41.00	30.00
Fourth quarter	23.92	18.52	42.60	33.76

Year ended December 31, 2008

First quarter	27.12	17.80	45.12	31.15
Second quarter	29.48	22.76	48.96	37.18
Third quarter	25.44	15.32	40.93	30.59
Fourth quarter	16.80	8.25	32.66	18.43

Quarter ended

March 31, 2009	16.87	13.05	38.70	29.45

Month ended

October 31, 2008	16.80	8.25	32.66	18.43
November 30, 2008	12.72	8.71	28.95	21.44
December 31, 2008	14.99	10.90	36.30	26.69
January 31, 2009	15.00	13.19	34.29	29.45
February 29, 2009	16.53	14.08	38.70	32.04
March 31, 2009	16.87	13.05	38.00	30.55
April 2009 (through April 20)	15.57	13.50	33.95	30.50

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

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2008, the aggregate market capitalization of the 392 companies listed on the BOVESPA was equivalent to approximately R$1,375.3 billion (US$588.5 billion). By comparison, as of December 31, 2008, the aggregate market capitalization of the 3,507 companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$10.2 trillion. Although all of the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2008, the combined daily trading volumes on BOVESPA averaged approximately US$3,119.3 million. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to Our Securities—The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.”

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

     Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority and autonomy altered and expanded. The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets. Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the Board of Auditors and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so-called “block voting,” by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this kind of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

     The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a General Shareholders Meeting on March 27, 2002, and approved the necessary modifications to our by-laws.

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

     On December 11, 2008, the CVM issued CVM Deliberation No. 560, which deals with disclosures regarding related parties relationships in their accounting aspects, and it is applicable to financial statements for the year ended December 31, 2008. The disclosure requirements under this CVM Deliberation are disclosed in our financial statements.

     On December 26, 2008, the CVM opened to public comment the draft of a new instruction to replace the CVM Instruction No. 202/93. The main objectives of the draft are: i) consolidating the rules regarding registration for issuing securities, so that the procedures of registration, suspension and cancellation are identical for all issuers; ii) establishing three categories of issuers of securities according to the kinds of securities admitted to trading and the markets in which such securities are admitted: (a) issuing equity/stock market—the draft allows the trading of any securities in any market, (b) issuing capital-counter—the draft authorizes the trading of securities issued in the capital markets desk, organized or not, and trading of debt securities and collective investment of the issuer in any regulated market of securities, and (c) issuing public debt and investment—the draft authorizes the negotiation of the debt securities and collective investment in any regulated markets; iii) establishing systems to provide appropriate information to each of the aforementioned market categories; iv) improving the quality of information periodically provided by issuers of securities and the manner of presentation to facilitate understanding of such information by the investor; v) ensuring a uniform standard of information is regularly provided by issuers of securities and those that are occasionally published in prospectuses for public offerings of securities distribution; and vi) making it possible that certain issuers, provided they meet certain prerequisites, have their applications for registration of offers of distribution approved more quickly. The deadline for sending suggestions and comments concerning the draft is March 30, 2009. The draft provides that the standards resulting from the public comments will come into force on January 1, 2010.

     On December 3, 2008, Provisional Executive Act No. 449 (Medida Provisória n.º 449) was issued and, among other things, amended numerous provisions of the Brazilian corporate law, specifically in accounting aspects, such as bookkeeping, evaluation of assets criteria and the structure of financial results. Among the changes, it modified the definition of an affiliate. Medida Provisória n.º 449/08 states that a company shall be considered affiliated when the investor has significant influence, or holds or exercises the power to participate in the decisions pertaining to financial or operating policies of the investee, without controlling it.

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

Registration

     Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, No. 112.111. /09-9 on March 27, 2009, under company number (NIRE) 3530015879-2. Article 5 of our bylaws were amended as a result of the capital increase approved by the general meeting of our shareholders on March 19, 2009, and were registered with the Public Registry of the state of São Paulo, or JUCESP, Nº 112.111/09 -9 on March 27, 2009.

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

     • promote, through our subsidiary or controlled companies, the expansion and implementation of telecommunications services within our concessions, authorizations and permissions;

     • promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

     • promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

     • perform, through our subsidiary and affiliated companies, specialized technical services related to the telecommunications sector;

     • promote, encourage, carry out and coordinate, through our subsidiary or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

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

Directors

     Below is a description of some of the provisions of our by-laws concerning the members of our board of directors:

     • the board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

     • the board of directors has the power to apportion the global remuneration set forth by the shareholders meeting between the directors and the executive officers.

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

     • a director’s power to vote compensation to himself or herself in the absence of an independent quorum;

     • borrowing powers exercisable by the directors;

     • required shareholding for director qualification; and

     • disclosure of share ownership.

Rights Attaching to Shares

     Dividend Rights

     See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends.”

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

     Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

     • the execution of agreements with related parties whose terms and conditions are more burdensome for the Company than terms in the market for similar agreements in all cases subject to the provisions of article 117 of Law 6,404/76; and article 9 of our by-laws.

     • changes/eliminations of certain rights and obligations as provided for in our by-laws.

     Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state official gazette and one or two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice. The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in Article 117 of Law 6,404/76.

     In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

     We did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2005 and 2004 because we recorded a net loss for each of those years. On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million which was insufficient to meet the minimum dividend required by Brazilian Corporate Law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends because we had net losses. As a result, holders of Vivo’s preferred shares now have the same voting rights as the holders of common shares until we pay minimum dividends. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. As a result, holders of Vivo’s preferred shares will no longer have voting rights equal to those of the holders of common shares. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends will be paid as of December 30, 2009 at which time voting rights on preferred shares will cease.

     Meeting of Shareholders

     According to Brazilian law, shareholders must be previously summoned in order for a general ordinary or extraordinary shareholders meeting to be convened. The summons must be published in the state official gazette and one or two other Brazilian newspapers, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the meeting is not convened for some reason, a second summons must be published at least eight days before the second date specified for the meeting.

     On first call, meetings may only be convened with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings whose object is the amendment of the by-laws may only be convened on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum, article 136 of Law 6,404/76). On a second call, the meetings are convened regardless of quorum.

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

     • merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian Corporate Law as amended by Law No. 10,303/01; and

     • cisão, or split-up, Vivo Participações S.A., according to the Brazilian Corporate Law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

     The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders meeting or, whenever the resolution requires the approval of the holders of our preferred shares by vote taken in a special meeting of a majority of the holders of our preferred shares affected by the resolution, within 30 days from the publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

     Unless otherwise provided in our by-laws, which is not the case, shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders meeting.

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

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “—Taxation—Brazilian Tax Considerations” for more information.

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

     For a description of such acquisitions, see “Item 4.A.—Information on the Company—Our History and Development.”

     On December 10, 2002, TC entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the state of São Paulo, with the exception of the following municipalities: Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajurú, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antonio da Alegria and São Joaquim da Barra. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes TC to provide SMP services until August 5, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of TC’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TC was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, TC entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the municipalities of Ribeirão Preto and Guatarapá and the district of Bonfim Paulista. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes TC to provide SMP services until January 20, 2009. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of TC’s net revenues from usage charges in the municipalities mentioned above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TC was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

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

     On December 10, 2002, Telebahia Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Bahia. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until June 29, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telebahia Celular s net revenues from usage charges in its Region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telebahia Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, Telergipe Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Sergipe. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until December 15, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telergipe Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telergipe Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

     On December 10, 2002, Telerj Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Rio de Janeiro. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telerj Celular to provide SMP services until November 30, 2005. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telerj Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telerj Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

     On December 10, 2002, Telest Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Espíritio Santo. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telest Celular to provide SMP services until November 30, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telest Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telest Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

     On February 3, 2003, TCO entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the area corresponding to the Brazil’s Federal District. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes TCO to provide SMP services until July 24, 2006. It was renewed in 2006 for an additional term of fifteen years upon payment of 2% of TCO’s net revenues from usage charges in the region described above in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, TCO was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby. TCO’s subsidiaries also entered into authorization agreements with ANATEL under similar terms.

     On April 25, 2003, TCP acquired 64.03% of the voting capital stock of TCO for approximately R$1.505 billion, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. TCO is an “A” band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO’s “B” band subsidiary NBT, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

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

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On April 3, 2008, Vivo announced that (i) all conditions precedent to the acquisition of Telemig were fulfilled, (ii) Vivo had paid the purchase price in the total amount of R$1.23 billion, including R$70.51 million in connection with the acquisition of subscription rights, and (iii) Vivo had acquired, as of that date, the direct control of Telemig. See “Item 4.A.—Information on the Company—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte”.

     On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. On April 3, 2008, Vivo transferred to Telemar all the shares of Tele Norte that it acquired from Telpart. See “Item 4.A.—Information on the Company—Our History and Development —Acquisition of Telpart, Telemig and Tele Norte”.

     In October 2008 the Company signed a credit facility with the Banco do Nordeste do Brasil (BNB) in the amount of R$389.0 million, through the Northeast Constitutional Fund. This new financing shall be used for expansion of the network already existing in the States of Bahia, Sergipe and Maranhão and for implementing a new network in the States of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

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

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

     Under Resolution 2,689, of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

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

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to Brazil.”

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

     Distributions of Interest on Shareholders’ Equity

     Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on shareholders’ equity capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

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

     Amounts paid as interest on shareholders’ equity capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our bylaws (estatutos) and Brazilian Corporate Law. Distributions of interest on shareholders’ equity capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

  Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls—Registered Capital.”

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

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a U.S. holder or other non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “Exchange Controls—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

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

     Regarding foreign exchange transactions, in spite of the maximumrate of IOF being 25%, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, the inflow and outflow of funds from portfolio investors located outside Brazil are nor taxed. The conversion of Brazilian currency into foreign currency for purposes of paying dividends on preferred shares and ADSs is currently not taxed.

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

     Temporary Contribution on Financial Transactions (CPMF Tax)

     Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38% . The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

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

     The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

     This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

     Taxation of Distributions

     Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

     Sale and Other Disposition of Preferred Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of preferred shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and you do not receive significant foreign source income from other sources, you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation in Brazil.

     Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2008 taxable year. If the Company were a PFIC for any taxable year during which you held preferred shares or ADSs, gain you recognize on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over your holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of preferred shares or ADSs in excess of 125% of the average of the annual distributions on preferred shares or ADSs that you receive during the preceding three years or your holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the preferred shares or ADSs. You should consult your tax adviser to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

F. Dividends and Paying Agents

     On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million, which was insufficient to meet the minimum dividend required by Brazilian Corporate Law. For the fiscal years ended December 31, 2008 and 2007, we were unable to pay minimum dividends because we had net losses.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of wireless devices) are all or partially denominated in currencies (primarily the U.S. dollar and the Yen) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing. We have entered into derivative instruments, such as foreign currency swaps, to manage our exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes. See Note 32 to our financial statements for a sensitivity analysis of our risk variables and derivative instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

     Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2008. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Vivo’s management concluded that as of December 31, 2008, our internal control over financial reporting was adequate and effective, based on those criteria.

     Our independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008. The report on the audit of our internal control over financial reporting is included herewith.

     (c) Attestation Report of the Registered Public Accounting Firm

     Ernst & Young Auditores Independentes S.S. (“EY”), the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008. The attestation report appears on page F-3.

     (d) Changes in Internal Control over Financial Reporting

     We have made no change to our internal control over financial reporting for the year ended 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     At the Board of Directors meeting held on April 7, 2009, our Directors determined and designated that José Guimarães Monforte is an “audit committee financial expert” within the meaning of this Item 16A.

ITEM 16B. CODE OF ETHICS

     In May 2005, we implemented a Code of Ethics and Conduct for all employees. The Code’s objective is to promote the fulfillment of policies, regulations and other applicable rules with honesty, accuracy and ethics. It applies to all employees and/or persons exercising similar functions in the Company and sets forth the consequences and responsibilities for non-compliance. Vivo executives have pledged to fulfill the directions of their superiors and applicable rules, policies, directions and legislation and to cause their subordinates to do the same, and also to make the necessary clarifications and communications, so that the Code’s principles and values can be practiced by all those involved. You can obtain a copy of our Code of Ethics, free of charge, by requesting a copy from Mr. Carlos Raimar Schoeninger at +55 (11) 7420-1172.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Our consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“Ernst Young”) for the years ended December 31, 2008 and 2007. The chart below sets forth the total amount billed to us by Ernst Young for services performed in the years 2008 and 2007, respectively, and breaks down these amounts by category of service:

	For year ended December 31,

	2008	2007

	(in thousands of reais)
Audit fees	6,535	4,146
Audit-related fees	729	306
Tax fees	-	176

Total	7,264	4,628

Audit Fees

     Audit fees are the aggregate fees billed by Ernst Young for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

     Audit-related fees are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for audit compliance reports issued in connection with regulatory requirements from ANATEL and in connection with training regarding compliance with Sarbanes-Oxley.

Tax Fees

     Tax fees are fees for professional services rendered for tax compliance services.

Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst Young. Any services provided by Ernst Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2008 and 2007, none of the fees paid to Ernst Young were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     We have an audit committee, whose members follow the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended. See “Item 9.C.—The Offer and Listing—Markets—Committees—Audit Committee and Audit Committee Additional Requirements.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

     None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

     Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

     Audit Committee and Audit Committee Additional Requirements

     In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding the exemptions provided for pursuant to Rule 10A-3(c)(3), we have an Audit Committee, whose members fully comply with the independence requirements of Rule 10A-3. See “Item 6.C.—Directors, Senior Management and Employees—Board Practices” and “Item 16.D.—Exemptions from the Listing Standards for Audit Committees.”

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

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18.— Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19.	EXHIBITS

1.1	By-laws (Estatuto Social) of Vivo Participações S.A.—English translation. (1)
2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 2, 1998, as further amended and restated as of July 28, 2008.
2.2	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London. (2)
2.3	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A. (2)
2.4	Shareholders Agreement dated as of February 6, 2001, among DDI Corporation, Inepar Telecomunicações S.A., ITX Corporation and Telesp Celular Participações S.A. (2)
2.5	First Amendment to the Shareholders Agreement of Global Telecom S.A. dated August 14, 2001, among Telesp Celular Participações S.A., KDDI Corporation (formerly known as DDI Corporation), Inepar Telecomunicações S.A. and ITX Corporation—together with an English translation. (2)
4.1	Authorization Term of the Personal Mobile Service entered by ANATEL and Telesp Celular Participações S.A.—English translation. (3)
4.2	Authorization Term of the Personal Mobile Service entered by ANATEL and Global Telecom S.A.— English translation. (3)
4.3	Authorization Term of the Personal Mobile Service entered by ANATEL and Tele Centro Oeste Celular Participações S.A.—English translation. (4)
4.4	Authorization Term of the Personal Mobile Service entered by ANATEL and Telebahia Celular S.A.— English translation. (5)
4.5	Authorization Term of the Personal Mobile Service entered by ANATEL and Telergipe Celular S.A.—English translation. (5)
4.6	Authorization Term of the Personal Mobile Service entered by ANATEL and Telerj Celular S.A.— English translation. (6)

4.7	Authorization Term of the Personal Mobile Service entered by ANATEL and Telest Celular S.A.— English translation. (6)
4.8	Agreement between Telesp Celular Participações S.A. and Fixcel S.A. dated as of April 25, 2003 for the acquisition of 64.03% of the voting capital stock of Tele Centro Oeste Celular Participações S.A.—English Summary. (1)
4.9	Consulting Agreement (Instrumento Particular de Prestação de Serviços de Consultoria) dated as of January 7, 1999, between Telesp Celular S.A. and Portugal Telecom S.A., currently Portugal Telecom S.G.P.S. S.A. (2)
4.10	Supply Agreement (Contrato de Fornecimento) dated as of August 27, 2001, between Global Telecom S.A. and Motorola do Brasil Ltda.—English summary. (2)
4.11	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary. (2)
4.12	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among Banco Bradesco S.A. and Banco Alfa de Investimento S.A. (Lenders) and Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary. (2)
4.13	Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. dated December 4, 2005. (7)
4.14	Agreement dated as of August 4, 2006 among Vivo Participações S.A., Ericsson and Huawei— English summary. (1)
4.15	Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A and Vivo Participações S.A. (8)
4.16	Credit facility dated as of October 30, 2008 among Vivo Participações S.A. and Banco do Nordeste do Brasil S.A.
6.1	Statement regarding computation of per share earnings. (9)
8.1	List of Subsidiaries.
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________________
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

(7) Incorporated by reference to our Form F-4 filed with the Commission on December 16, 2005.

(8) Incorporated by reference to our Form 6-K filed with the Commission on August 13, 2007.

(9) Incorporated by reference to Note 39(j) to our audited consolidated financial statements included elsewhere in this annual report.

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

Name: Ernesto Gardelliano
Title:Executive Vice President of Finance,
Planning and Control and Investor
Relations Officer

Date: April 22, 2009

Vivo Participações S.A.

Consolidated Financial Statements
for the Years Ended December 31, 2008, 2007 and
2006 and Report of Independent Registered Public
Accounting Firm

ERNST & YOUNG Auditores Independentes S.S.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Definitions:

BR CL - Accounting principles in accordance with Brazilian Corporate Law.

U.S. GAAP - Generally accepted accounting principles in the United States of America.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Vivo Participações S.A.

We have audited the accompanying consolidated balance sheets of Vivo Participações S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vivo Participações S.A. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations, changes in their financial position, their cash flows and their value added for the years then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 39, 40 and 41 to the consolidated financial statements.

As mentioned in Note 2.b, the Company adopted new accounting practices effective in Brazil for the year ended December 31, 2008, and therefore, the financial statements for the year ended December 31, 2007, presented herein for the purposes of comparison were restated, except as to the statement of value added related to the year ended December 31, 2007, in accordance with NPC (Accounting Procedures and Rules) No. 12 – Accounting Policies, Changes in Accounting Estimates and Errors. As allowed by CPC (Accounting Practices and Committee) Technical Pronouncement No. 13 – First Time Adoption of Law No. 11,638/07 and Provisional Executive Act No. 449/08, the financial statements for the year ended December 31, 2006 have not been restated for the new accounting practices.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vivo Participações S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2009, except for internal control over financial reporting related to Notes 39, 40 and 41 to the consolidated financial statements, as to which the date is March 31, 2009, expressed an unqualified opinion thereon.

São Paulo, January 30, 2009, except as to Notes 39, 40 and 41, as to which the date is March 31, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti
Partner

Drayton Teixeira de Melo
Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Vivo Participações S.A.

We have audited Vivo Participações S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vivo Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Vivo Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vivo Participações S.A. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for the years then ended and our report dated January 30, 2009, except for Notes 39, 40 and 41, as to which the date is March 31, 2009, expressed an unqualified opinion thereon.

São Paulo, January 30, 2009, except for internal control over financial reporting related to Notes 39, 40 and 41 to the 2008 consolidated financial statements, as to which the date is March 31, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti
Partner

Drayton Teixeira de Melo
Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vivo Participações S.A.

1. We have audited the accompanying consolidated statements of operations, change in shareholders’ equity and cash flows of Vivo Participações S.A.(a Brazilian corporation) for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of its operations, the changes in shareholders’ equity and cash flows of the Company for the year ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

5. As discussed in Note 2(b) to the consolidated financial statements and as prescribed by CVM Resolution N°565, the Company has set the transition date for the adoption of the new accounting practices introduced by Law 11.638/07 as January 1, 2007. Accordingly, the financial statements for the year ended December 31, 2006 have not been adjusted to reflect the changes in the accounting practices adopted in Brazil.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

April 27, 2007
São Paulo, Brazil

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais)

		December 31,

	Note	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	4	2,182,913	2,190,990
Short-term investments pledged as collateral		41,487	32,359
Trade accounts receivable, net	5	2,578,498	2,178,745
Inventories	6	778,704	376,624
Advances to suppliers	-	1,550	832
Recoverable taxes	7	1,238,124	709,812
Deferred income taxes	31	1,120,523	912,177
Derivative contracts	10	347,448	1,530
Prepaid expenses	8	316,622	228,922
Other assets	9	321,384	197,578

Total current assets		8,927,253	6,829,569

Noncurrent assets:
Long-term assets:
Long-term portion of investments pledged as collateral		47,335	27,108
Recoverable taxes	7	905,896	744,511
Deferred income taxes	31	1,814,426	1,668,893
Derivative contracts	10	285,303	8,965
Prepaid expenses	8	80,206	59,870
Other assets	9	46,402	26,623
Goodwill	11	1,424,278	667,369
Goodwill on merged subsidiary, net	15	16,151	24,578
Property, plant and equipment, net	12	7,183,908	6,316,855
Intangible assets, net	13	2,998,553	1,666,352
Deferred assets, net	14	55,393	58,833

Total noncurrent assets	-	14,857,851	11,269,957

TOTAL ASSETS	-	23,785,104	18,099,526

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais)

		December 31,

	Note	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payroll and related accruals	16	185,471	173,472
Trade accounts payable	17	3,726,324	3,069,308
Taxes payable	18	785,603	577,935
Loans and financing	19	3,098,346	1,453,700
Debentures	19	21,502	539,912
Interest on shareholders’ equity and dividends payable	-	545,864	22,219
Reserve for contingencies	20	91,136	81,395
Derivative contracts	10	105,352	438,876
Other liabilities	22	820,233	546,169

Total current liabilities	-	9,379,831	6,902,986

Noncurrent liabilities:
Long-term liabilities:
Taxes payable	18	263,572	183,890
Loans and financing	19	3,826,385	1,391,857
Debentures	19	1,056,923	1,000,000
Reserve for contingencies	20	102,947	118,009
Derivative contracts	10	97,971	10,292
Other liabilities	22	202,144	196,153

Total noncurrent liabilities	-	5,549,942	2,900,201

Minority Interest		587,804	-

Shareholders’ equity:
Capital stock	23	6,710,526	6,347,784
Treasury shares	23	(11,070)	(11,070)
Capital reserves	23	708,574	1,071,316
Income reserves	23	859,497	889,547
Retained earnings	-	-	(1,238)

Total shareholders’ equity	-	8,267,527	8,296,339

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS EQUITY		23,785,104	18,099,526

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(In thousands of Brazilian reais, except earnings (loss) per share)

		Years Ended December 31,

	Note	2008	2007	2006

NET OPERATING REVENUE	24	15,469,664	12,492,494	10,936,714

COST OF SERVICES AND GOODS SOLD	25	(8,141,499)	(6,623,290)	(5,564,168)

GROSS PROFIT		7,328,165	5,869,204	5,372,546

Selling expenses	26	(4,104,416)	(3,532,783)	(3,751,070)
General and administrative expenses	27	(1,204,342)	(1,207,195)	(1,099,748)
Other operating expenses, net	28	(469,861)	(509,442)	(319,470)

		(5,778,619)	(5,249,420)	(5,170,288)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES		1,549,546	619,784	202,258
NET FINANCIAL EXPENSES	29	(637,699)	(462,789)	(747,985)
Net nonoperating expenses	30	-	-	(288,970)

NET INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION
TAXES AND MINORITY INTEREST	-	911,847	156,995	(834,697)
Income and social contribution taxes	31	(469,502)	(256,825)	859,012
Minority interest		(52,662)	-	(7,968)

NET INCOME (LOSS) FOR THE YEAR	-	389,683	(99,830)	16,347

SHARES OUTSTANDING AT DECEMBER 31 (IN THOUSANDS)		367,396	1,437,623	1,437,623

EARNINGS (LOSS) PER SHARE OUTSTANDING AT THE BALANCE SHEET DATE (IN BRAZILIAN REAIS)	-	1.06066	(0,06944)	0.01137

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais)

		Capital reserves			Income reserves

			Special	Tax					Retained earnings
	Capital	Good will	goodwill	incentive	Legal	Reserve for	Reserve for	Treasury	(accumulate
	stock	reserve	reserve	reserve	reserve	contingencies	expansion	shares	losses)	Total

BALANCES AT DECEMBER 31, 2005	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189
Capital reduction	(3,147,782)	-	-	-	-	-	-	-	3,147,782	-
Merger of TSD, TLE, CRT and TCO (see Note 1)	2,631,137	415,371	347,331	3,589	97,421	11,070	602,612	(11,070)	490,188	4,587,649
Minority interest incorporation	-	-	-	-	-	-	-	-	(2,681)	(2,681)
Reversal of goodwill reserve	-	-	(294,094)	-	-	-	-	-	-	(294,094)
Unclaimed dividends and interest on shareholders’ equity	-	-	-	-	-	-	-	-	22,728	22,728
Capital increase - Special Shareholders’ Meeting of June 8, 2006	194,277	-	(194,277)	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	16,347	16,347
Consolidation adjustments:
Tax incentives	-	-	-	-	-	-	-	-	24,162	24,162
Grants received by subsidiary	-	-	-	-	-	-	-	-	19,254	19,254
Proposed allocation of income:
Legal reserve	-	-	-	-	3,539	-	-	-	(3,539)	-
Dividends	-	-	-	-	-	-	-	-	(16,808)	(16,808)
Reserve for expansion	-	-	-	-	-	-	50,426	-	(50,426)	-

BALANCES AT DECEMBER 31, 2006 – LAW 6,404/76	6,347,784	515,089	552,638	3,589	100,960	11,070	653,038	(11,070)	198,648	8,371,746

Effects of Law 11,638/07 (note 2.c) as of January 1, 2007	-	-	-	-	-	-	-	-	(799)	(799)
Unclaimed dividends and interest on shareholders’ equity	-	-	-	-	-	-	-	-	11,936	11,936
Net loss for the year	-	-	-	-	-	-	-	-	(99,830)	(99,830)
Consolidation adjustments:
Grants received by subsidiary	-	-	-	-	-	-	-	-	13,286	13,286
Transfer to reserve for expansion	-	-	-	-	-	-	124,479	-	(124,479)	-

BALANCES AT DECEMBER 31, 2007 – LAW 11,638/07	6,347,784	515,089	552,638	3,589	100,960	11,070	777,517	(11,070)	(1,238)	8,296,339

Capital increase – Special Shareholders’							-	-	-	-
Meeting of May 26, 2008	362,742	-	(362,742)	-	-	-
Effects of Law 11,638/07	-	-	-	-	-	-	-	-	(5,760)	(5,760)
Unclaimed dividends and interest on							-	-	14,063	14,063
shareholders’ equity	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	389,683	389,683
Proposed allocation of income:
Legal reserve	-	-	-	-	19,995	-	-	-	(19,995)	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	(161,113)	(161,113)
Dividends	-	-	-	-	-	-	(50,045)	-	(215,640)	(265,685)

BALANCES AT DECEMBER 31, 2008’ – LAW 11,638/07	6,710,526	515,089	189,896	3,589	120,955	11,070	727,472	(11,070)	-	8,267,527

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais)

	Years ended December 31,

	2008	2007	2006

OPERATING ACTIVITIES
Net income (loss)	389,683	(99,830)	16,347
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Minority interest	52,662	-	7,968
Depreciation and amortization	2,974,185	2,492,169	2,394,385
Provision for loss on investments	60	-	671
Provision for loss on assets	-	-	277,988
Gain or loss on sale of fixed assets	34,088	21,724	(1,220)
Reversals of provisions for losses on inventories	(12,935)	(6,329)	(17,554)
Write-off in inventories	3,263	1,044	2,347
Losses (gains) in forward, swap and option contracts	(519,490)	509,174	764,264
Losses (gains) on loans, financing and debentures	688,304	(301,290)	(334,978)
Monetary and exchange variation	20,729	4,870	8,064
Allowance for doubtful accounts receivable	303,846	365,740	720,496
Plans for post-retirement benefits	4,288	5,635	824
Reserve for contingencies	138,699	184,594	109,550
Provision (reversal) for suppliers	(73,950)	74,408	3,416
Provision (reversal) for disposal of assets	(7,580)	8,158	46,089
Provision (reversal) for taxes	21,619	(35,578)	-
Provision for customer loyalty program	27,798	11,333	14,326
Deferred income taxes provision (benefits)	417,872	238,651	(1,077,250)
(Increase) decrease in customer accounts receivable	(491,380)	(583,239)	102,074
(Increase) decrease in inventories	(338,250)	(89,319)	95,499
(Increase) decrease in recoverable taxes and deferred income taxes	(408,682)	(4,554)	128,066
(Increase) decrease in other current and noncurrent	(217,572)	(166,869)	257,964
Increase (decrease) in payroll and related accruals	(7,573)	16,844	6,785
Increase in accounts payable	442,152	367,887	150,455
Increase (decrease) in interest on loans, financing and debentures, net	197,658	(6,364)	(56,064)
Increase (decrease) in taxes payable	153,866	114,807	(195,050)
Decrease in reserve for contingencies	(162,573)	(133,281)	(316,475)
Increase (decrease) in other current and noncurrent liabilities	91,283	197,165	(8,209)

Net cash provided by operating activities	3,722,070	3,196,658	3,100,778

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible	(2,940,418)	(2,014,646)	(2,102,422)
Additions to deferred assets	(30,306)	(2,067)	(1,510)
Short-term investiments pledged as collateral	-	-	145,523
Escrow deposits	-	-	(11,387)
Acquisition of subsidiary, net of cash acquired (a)	(1,736,802)	-	-
Acquisition of minority interest	-	-	(2,681)
Other investments	(890)	-	(3)
Cash received on sale of property, plant and equipment	13,510	5,264	50,048

Net cash provided by investing activities	(4,694,906)	(2,011,449)	(1,922,432)

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (Continuation)
(In thousands of Brazilian reais)

	Years ended December 31,

	2008	2007	2006

FINANCING ACTIVITIES
Loans, financing and debentures:
New loans and debentures	3,289,415	2,094,966	2,200,702
Loans, financing and debentures paid	(1,756,625)	(1,911,418)	(2,962,043)
Payment on derivative contracts	(541,040)	(562,216)	(640,470)
Interest on shareholders’ equity and dividends paid	(54,190)	(17,547)	(63,167)
Cash received relating to reverse stock split	27,199	-	6,580

Net cash from (used in) financing activities	964,759	(396,215)	(1,458,398)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,077)	788,994	(280,052)

Cash consolidated on January 1, 2006 due to merger of TSD, TLE and CRT (see Note 1)	-	-	826,297

CASH AND CASH EQUIVALENTS
At the beginning of the year	2,190,990	1,401,996	855,751

At the end of the year	2,182,913	2,190,990	1,401,996

SUPPLEMENTAL CASH FLOW INFORMATION
Income and social contribution taxes paid	28,834	107,841	154,509
Interest paid	439,466	311,771	453,229

Details of acquisition of Telemig (a)
Net book value acquired, net of cash	884,953
Goodwill recorded at acquisition date	1,723,369	-	-
Special goodwill reserve acquired	70,511	-	-
Cash acquired	(942,031)	-	-

Cash paid for acquisition of Telemig	1,736,802	-	-

SUPPLEMENTAL NONCASH TRANSACTION
Grants	5,938	13,286	19,254
Unclaimed dividends and interest on shareholders' equity	16,283	11,936	22,728
Write-off of tax loss carryforward of subsidiaries	-	-	294,094
Proposed dividends and interest on shareholders’ equity	555,744	-	16,808
Tax incentive	-	-	24,162
Transfer goodwill	-	-	259,069
Merged net assets, net of cash	-	-	3,761,352
Acquisition of 3G license through financing	1,032,924	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In thousands of Brazilian reais)

	Years ended December 31,

	2008	2007

INCOME	19,934,651	15,854,927

Service and goods sale	19,765,092	15,878,432
Other income	473,404	342,235
Allowance for doubtfull accounts, net	(303,845)	(365,740)

INPUTS PURCHASED FROM THIRD PARTIES	(9,368,858)	(7,866,233)

Inputs consumed	(2,699,657)	(2,110,887)
Cost of goods sold	(3,046,332)	(2,580,574)
Materials, energy, third party services and other	(3,631,999)	(3,166,684)
Loss/Recovery of assets values	9,130	(8,088)

GROSS VALUE ADDED	10,565,793	7,988,694

RETANING	(2,974,185)	(2,492,169)

Depreciation and amortization	(2,974,185)	(2,492,169)

NET VALUE ADDED PRODUCED (DISTRIBUTED)	7,591,608	5,496,525

VALUE ADDED RECEIVED AS A TRANSFER	1,138,484	220,450

Result of equity pick-up	-	-
Financial income and monetary and exchange rate changes for assets	1,138,484	220,450

TOTAL VALUE ADDED TO BE DISTRIBUTED	8,730,092	5,716,975

DISTRIBUTION OF VALUE ADDED	8,730,092	5,716,975

Payroll and related accruals	671,122	598,419

Direct remuneration	336,482	295,424
Benefits	304,314	276,771
FGTS	30,326	26,224
Taxes	5,205,246	4,002,527

Federal	2,007,952	1,465,374
State	3,180,408	2,515,703
Municipal	16,886	21,450
Interest and rentals	2,411,379	1,215,859

Financial expenses and monetary and exchange rate in liabilities	1,734,676	660,391
Rentals	676,703	555,468

Remuneration of proper capital	442,345	(99,830)

Interest on shareholders’ equity	161,113	-
Dividends	218,793	-
Retained earnings (losses)	9,777	(99,830)
Participation of non-affiliated in retained earnings	52,662	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Company”) is a publicly-held company that, at December 31, 2008, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A., Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 63.73% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital).

b. Subsidiaries

The Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”), a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted thereto.

The Company is also the controlling shareholder of Telemig Celular Participações S.A. (“Telemig Participações" or “subsidiary”), holding 58.90% of its total capital and also holding 7.39% of the total capital of Telemig Celular S.A. (“Telemig Celular” or “subsidiary”).

Telemig Participações holds 83.25% of the total capital stock of Telemig Celular, which is a company that provides personal mobile service, including activities necessary or useful for the performance of these services, in accordance with the authorizations granted thereto.

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in Brazil, in accordance with Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, decisions and supplementary plans.

The authorizations granted by ANATEL for an initial period of 15 years and may be renewed just once, for an additional 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of the company’s revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The authorizations that were granted to the subsidiaries, pursuant to the areas where they operate, are described in note 21.

d. Corporate Events occurred in 2008

d.1) Acquisitions - Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

On April 3, 2008, the equity control of Telemig Participações (and, indirectly, of Telemig Celular) and Tele Norte Celular Participações S.A. (“Tele Norte Participações”) (and, indirectly, of Amazônia Celular S.A.) was transferred to the Company, under the terms of the Stock Purchase and Sale Agreement entered into between the Company and Telpart Participações S.A. (“Telpart”), with the conditions set forth therein having been met and the purchase price having been paid.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

The price paid on April 3, 2008 for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações, already added by the remuneration provided for in the Purchase and Sale Agreement entered into with Telpart, was R$1,162,594, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of Telemig Participações that was acquired. The prices paid for the common shares of Telemig Participações result in the amount of approximately R$2,625.04 per common share of Telemig Celular. On this date, 53.90% of the voting capital and 22.73% of the total capital of Telemig Participações were transferred to the Company.

Additionally, the Company acquired Telpart’s rights to subscribe to shares to be issued by Telemig Participações and by Tele Norte Participações, which rights are provided for in CVM Instruction No. 319/99, for the values already restated under the terms of the Purchase and Sale Agreement entered into with Telpart, of R$70,511 and R$22,611, respectively.

d.2) Selling - Tele Norte Participações S.A.

On December 20, 2007, in accordance with CVM Instruction No. 358, dated January 03, 2002, the Company entered into a stock purchase agreement with Telemar Norte Leste S.A (“Telemar”) in order to sell the shares of Tele Norte Participações which Telpart had agreed to sell and transfer to the Company under the terms of the stock purchase agreement dated August 02, 2007.

ANATEL, by Act No. 1261, dated March 05, 2008, published in the Federal Official Gazette (DOU) on March 7, 2008, granted the permission for the transfer of the shares from Tele Norte Participações to the Company, and the subsequent permission for the transfer of these same shares to Telemar.

On April 3, 2008, the Company sold a total of 1,292,679 common shares and 3,715 preferred shares which had been acquired from Tele Norte Participações and Telpart’s rights to subscribe to shares to be issued by Tele Norte Participações, which rights are provided for in CVM Instruction No 319/99, for the same prices paid to Telpart.

d.3) Acquisition of the Equity Control of TCO IP S.A.

On April 4, 2008 the Special General Meeting of Vivo and the Board of Directors’ Meeting of the Company approved the transfer of the equity control of TCO IP S.A. (“TCO IP”) held by Vivo to Vivo Participações. As from this date, TCO IP became a wholly-owned subsidiary of Vivo Participações.

d.4) Public Offering of Shares ( “VPO”)

d.4.1) Voluntary Public Offering (“VPO”)

As approved by the Board of Directors of the Company, on August 2, 2007, and upon completion of the acquisition of the equity control of Telemig Participações (and, indirectly, of Telemig Celular), the Company, through its subsidiary TCO IP ( “Issuer”), launched on April 8, 2008, in Brazil, a Voluntary Public Offering (“VPO”) for the purchase of up to 1/3 of the outstanding preferred shares of Telemig Celular and of Telemig Participações. Particularly regarding Telemig Participações, the VPO was extended to holders of preferred shares underlying the American Depositary Shares (“ADSs”) (“ Maximum Number of Shares “). Each ADS of Telemig Participações represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represented a premium of approximately 25% of the weighted average price of the Preferred Shares of the respective company in the last thirty (30) BOVESPA’s floor sessions prior to and including August 1, 2007, was (i) R$654.72 per preferred share of Telemig Celular, and (ii) R$63.90 per preferred share of Telemig Participações; (for reference purposes, the equivalent to approximately US$74.68 per ADS of Telemig Participações based on the average between the purchase and the sale price of US dollar at PTAX 800 rate, as disclosed by the Central Bank of Brazil on April 4, 2008, namely, R$1.711 /R$1.00) .

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of Telemig Participações, representing 20.04% of the total capital and 89,492 preferred shares of Telemig Celular, representing 3.77% of the total capital, having paid the prices of R$463,724 and R$58,592, respectively.

On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% of the total capital, for the amount of R$2,572.

On September 09 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

d.4.2) Mandatory Public Offering

On July 15, 2008, the Company launched the Mandatory Public Offering for Disposal of Share Control for acquisition of the outstanding common shares, through its subsidiary TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular.

Upon the completion of the Mandatory Public Offering on August 15, 2008, TCO IP had acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, having paid the prices of R$732,650 and R$171,239, respectively.

d.5) Transfer of the Share Control to TCO IP S.A.

On August 26, 2008, Vivo Participações increased the capital stock of TCO IP by the amount of R$2,054,065, of which R$1,149,832 correspond to the book value of all the 7,258,108 common shares and 969,932 preferred shares held by Telemig Participações, corresponding to 22.73% of the total capital. As from such date, TCO IP became the controlling shareholder of Telemig Participações.

e) Increase of Capital in Telemig Participações out of the Special Premium Reserve

At a Special Meeting of the Board of Directors of Telemig Participações held on November 12, 2008 a capital increase was approved, to be made out of the special premium reserve, under the terms of CVM Instruction No. 319/99, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, with no face value, corresponding to the tax benefit of fiscal year 2007, with the credits being deducted to the Company’s benefit, ensuring the preemptive right set forth in article 171 of Law No. 6,404/76. After such capital increase, the Company started owning 58.90% of the total capital of Telemig Participações.

f) Corporate Reorganization

At a meeting of the Board of Directors held on September 30, 2008 and for the purposes of CVM Instruction 358/02, a request for prior consent was approved and sent to ANATEL, referring to the corporate reorganization transaction concerning the merger of TCO IP into Telemig Participações and Telemig Celular.

On December 03, 2008, the Protocol and Instrument of Justification of the Total Spin-off of TCO IP for merger of the spun-off assets of TCO IP into Telemig Participações and Telemig Celular was entered into, in conformity with the provisions in articles 224, 225 and 229 of Law No. 6,404/76 and CVM Instruction no. 319/99.

ANATEL, by Act no. 5,118/08, dated December 10, 2008, published in the Federal Official Gazette – DOU on December 16, 2008, granted its consent for the corporate reorganization to be carried out.

At a General and Special Meeting of Shareholders, held on December 19, 2008, said Protocol and Instrument of Justification of the Total Spin-Off of TCO IP was approved. The net assets of TCO IP that were spun-off were appraised based on their book value at December 01, 2008 (“base date”), in accordance with accounting practices adopted in Brazil, and an Appraisal Report of the Stockholders’ Equity based on the Accounting Records was issued (“Appraisal Report”), having been prepared by an independent company, in conformity with article 229 of Law 6,404/76.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

The spun-off portion of the stockholders’ equity of TCO IP which was merged into Telemig Participações and Telemig Celular, pursuant to the Appraisal Report and in conformity with article 6 of CVM Instruction no. 319/99, is broken down as follows:

  R$1,324,339, of investments represented by the controlling shares of Telemig Participações and the shares acquired in the Voluntary and Mandatory Public Offerings (OPAs), including the premium paid in these acquisitions and the provision for maintenance of the stockholders’ equity integrity and other current assets (taxes recoverable and cash); and

  R$143,278, of investments represented by the Telemig Celular shares acquired in the Voluntary and Mandatory Public Offerings (OPAs), including the premium paid in these acquisitions and the provisions for maintenance of the stockholders’ equity integrity.

  The merger of those portions of the stockholders’ equity of TCO IP concerning the own shares of Telemig Participações and Telemig Celular, held by TCO IP, including the premium generated in the acquisition of these shares and the respective provision for maintenance of the stockholders’ equity integrity, did not generate an increase of capital in the surviving companies. The amounts of premium and the respective provision were recorded in deferred assets accounts (income tax and social contribution) as a counter-entry to a special premium reserve in the stockholders’ equity for future capitalization, in conformity with article 7 of CVM Instruction no. 319/99.

The corporate reorganization did not result in any change to the share control of Telemig Participações and Telemig Celular, nor of the other shareholders, having been carried out in such manner as not to generate a negative impact on the future flows of dividends to the shareholders of Telemig Participações and Telemig Celular.

g. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

For the year ended December 31, 2008, inter-operator revenues and costs relating to Telecom Italia group of companies were R$905,979 and R$727,007, respectively (R$147,697 and R$110,599 as of December 31, 2007).

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.a) Financial statements

The consolidated financial statements are presented in millions of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No. 11,638, dated December 28, 2007 and by Provisional Executive Act No. 449, dated December 03, 2008, with further regard, also, to the rules applicable to telecommunication service concessionaires.

The consolidated balance sheet, statements of income, cash flow and value added for the fiscal year ended December 31, 2007 and 2006 do not include the effects of the acquisition of an equity interest in Telemig Participações and Telemig Celular, as described in note 1 and, consequently, are not comparable with the respective financial statements for the same period of 2008.

The consolidated income statement of the Company for the fiscal year ended December 31, 2008 includes the consolidated nine-month income (period from April to December 2008) of Telemig Participações.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

In order to allow a better understanding and comparison we have disclosed in note 37 the combined balance sheet and income statement, assuming that the effects of the transactions described in note 1 had already occurred since January 01, 2007.

The authorization for conclusion of the preparation of these financial statements was given at the Meeting of the Board of Executive Officers held on January 29, 2009.

The fiscal years of the subsidiaries companies in the consolidated statements coincide with the fiscal years of the holding company and the accounting policies have been uniformly applied in the subsidiary companies and are consistent with those adopted in the previous fiscal year.

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

2.b) Amendments to the Corporation Law – Law No. 11,638/07

In conformity with the provisions in CVM Resolution no. 565, dated December 17, 2008, which approved the Accounting Statement Committee No. 13 (CPC 13) – Initial Adoption of Law No. 11,638/07 and of Provisional Executive Act No. 449/08, and in accordance with the requirements set forth in CVM Resolution No. 506/06, dated June 19, 2006, the Company has set the transition date for adoption of the new accounting practices as being January 1, 2007 and the financial statements for the year ended December 31, 2006 does not reflect the new accounting provisions under BR GAAP. The transition date is defined as the departing point for adoption of the changes to the accounting practices adopted in Brazil, and represents the base date as of which the Company and its subsidiaries prepare their initial balance sheets adjusted to these new accounting provisions of 2008.

Pursuant to CPC 13, companies are discharged from applying the provisions in NPC 12 (Rules and Accounting Pronouncements issued by IBRACON – Brazilian Board of Independent Auditors) and in CVM Resolution No. 506/06 – Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes, in the initial adoption of Law No. 11,638/07 and of Provisional Executve Act No. 449/08. This resolution requires that, in addition to discriminating the effects of the adoption of the new accounting practice in the retained earnings or losses account, the companies must state the opening balance sheet for account or group of accounts related to the previous period for purposes of comparison, as well as the other comparative figures presented, as if the new accounting practice had been always in use. However, the Company and its subsidiaries have elected not to adopt the exemption permitted in CPC 13; therefore, their financial statements for 2007 and 2008 have been presented in conformity with the same accounting practices and, thus, are comparable, except for the effects of the acquisition of Telemig Participações and Telemig Celular, as previously discussed in notes 1 and 2a.

Said changes to the accounting practices which produced effects on the preparation or presentation of the financial statements for the fiscal year ended on December 31, 2008, of the initial balance sheet prepared for January 1, 2007 (not presented) and of the financial statements for the comparative fiscal year ended on December 31, 2007, have been measured and recorded by the Company and its subsidiaries based on the following accounting statements issued by the Accounting Statements Committee (CPC), and approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Board (CFC):

• Conceptual Structure for Preparation and Presentation of the Financial Statements, approved by CVM Resolution No. 539, dated March 14, 2008;
• CPC 01 – Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 01, 2007;
• CPC 03 – Statement of Cash Flows, approved by CVM Resolution No. 547, dated August 13, 2008;
• CPC 04 – Intangible Assets, approved by CVM Resolution No. 553, dated November 12, 2008;
• CPC 05 – Disclosure on Related Parties, approved by CVM Resolution No. 560, dated December 11, 2008;
• CPC 06 – Lease, approved by CVM Resolution No. 554, dated November 12, 2008;
• CPC 07 – Government Subsidies and Assistance, approved by CVM Resolution No. 555, dated November 12, 2008;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

• CPC 08 – Transaction Costs and Premium on Issuance of Securities, approved by CVM Resolution No. 556, dated November 11, 2008;
• CPC 09 – Statement of Value Added, approved by CVM Resolution No. 557, dated November 12, 2008;
• CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564, dated December 17, 2008;
• CPC 13 – Initial Adoption of Law No. 11,638/07 and of Provisional Executive Act No. 449/08, approved by CVM Resolution No. 565, dated December 17, 2008;
• CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, approved by CVM Resolution No. 566, dated December 17, 2008.

The initial balance sheet as of January 1, 2007 (transition date) has been prepared taking into consideration the required exceptions and some of the elective exemptions, as permitted in accounting statement CPC 13, as follows:

a) Exemption on the presentation of comparative financial statements:

The financial statements of 2008 and of 2007 have been prepared in accordance with the accounting basis effective in 2008. The election provided for in CPC 13 of not adjusting the 2007 financial statements to the 2008 accounting standards has not been adopted by the Company and its subsidiaries.

b) Exemption on the classification of financial instruments at their original date of registration:

Although CPC 14 determines that the classification of financial instruments must be effected at their original date of registration, for purposes of first adoption, CPC 13 has allowed them to be classified at the transition date, which option was elected by the Company and its subsidiaries.

c) Exemption on keeping balances recorded in the deferred assets until their realization:

The Company and its subsidiaries have elected to keep balances recorded in the deferred assets until their complete realization. As required in CPC 13, Vivo carried out an analysis on the recovery of these balances, under the terms of CPC 01, and did not identify any indication of loss of their recoverable value. Additionally, Vivo reclassified part of the balance recorded in the deferred assets to the intangible assets, since they were intangible assets with a defined date and met the accounting recognition criteria of these new groups. The values that did not meet this criterion were written-off at the transition date.

d) Exemption on the considerations of calculation of the adjustment to present value:

The Company and its subsidiaries have calculated the adjustment to present value based on an overall calculation of the outstanding balances for each group of monetary assets and liabilities accounts, as well as applied the discount rates based on the market premises available at the transition date. The items which make up each of the groups of accounts were adjusted to present value.

e) Exemption for presentation of the Statements of Cash Flows and of Statement of Value Added without indication of the figures corresponding to the previous fiscal year:

With the purpose of allowing comparison, the Company and its subsidiaries have elected to conform the figures in the Statements of Cash Flows and preparation and disclosure of the Statements of Value Added related to the fiscal year ended on December 31, 2007 to the provisions on preparation and presentation contained in CPC 03 and CPC 09, respectively. The Company has also elected not to present any more the statements of changes in financial position for the fiscal years ended as from January 01, 2008.

f) Neutrality for tax purposes of the initial application of Law No. 11,638/07 and of Provisional Executive Act No. 449/08:

The Company and its subsidiaries have elected the Transition Taxation System (RTT) instituted by Provisional Executive Act No. 449/08, under the terms of which the calculation of income tax (IRPJ), social contribution on net income (CSLL), contribution to PIS and contribution to social security financing (COFINS), for the two-year period of 2008-2009, has continued to be determined in conformity with the accounting methods and criteria defined in Law No. 6,404, dated December 15, 1976, in effect at December 31, 2007. Accordingly, the deferred income tax and social contribution, which are calculated on the basis of the adjustments resulting from the adoption of the new accounting practices set forth in Law No. 11,638/07 and in Provisional Executive Act No. 449/08, were recorded in the financial statements of the Company and of its subsidiaries, as applicable, in conformity with CVM Instruction No. 371. The Company and its subsidiaries shall state the referred election in the 2009 Statement of Economic-Tax Information for Corporate Entities (DIPJ) (Corporate Income Tax Return).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

g) Exception on the recognition of finance leases before the transition date and on the capitalization of initial contracting costs directly related to these leases:

For the contracts in force at the transition date and which are in the nature of finance leases, Vivo has recorded in the fixed assets (property, plant & equipment), in a specific account, the leased property at its fair value or, if lower, at the present value of the minimum payments of the lease, at inception contract date, adjusted to the accumulated depreciation calculated since the effective date of the contract until the transition date. The direct initial costs, incurred for contracting such leases, have not been capitalized.

h) Exception on the amortization of goodwill based on future profitability and retroactive recognition of intangible assets:

The costs of development of intangible assets, incurred at and until the transition date, which were not recognized by the Company and its subsidiaries as an intangible asset, and which in the light of accounting statement CPC 04 started meeting the recognition criteria, have not been recorded by the Company and its subsidiaries as intangible assets in the initial balance sheet.

The goodwill based on future profitability recorded by the Company has been amortized according to the straight line method until December 31, 2008.

i) Exception on the treatment of premium received on issue of debentures and grants and subventions for investments:

As for the grants and subventions for investments received prior to December 31, 2008, the Company and Vivo have kept the accounting treatment in effect at the date they were originated, having held the respective balances in a capital reserve account.

j) Exception for application of the first periodic evaluation of the useful-economic life of the property, plant & equipment items:

Until December 31, 2009, the Company and its subsidiaries will revaluate the estimates of useful-economic life of their property, plant & equipment items, as used for determination of their depreciation rates. Eventual changes in the estimates of useful-economic life of the assets resulting from said revaluation, if material, will be treated as a change to accounting estimates to be recognized on a prospective basis.

2.c) Effect of the adjustments of Law No. 11,638/07 and of Provisional Executive Act No. 449/08

In compliance with the disclosure requirements as to initial adoption of the new accounting practices, the Company is presenting, in the tables below, for comparison purposes, a brief description and the amounts corresponding to the impacts generated on the consolidated balance sheet for fiscal year 2007, on the stockholders’ equity for fiscal years 2008 and 2007 and on the consolidated income statement for fiscal years 2008 and 2007, referring to the changes introduced by Law 11,638/07 and by Provisional Executive Act No. 449/08. The effects on the 2008 balance sheet are already reflected in the presentation of the financial statements.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

Balance Sheet

				Balances, 2007
	Balances			re-presentation
	originally	Adjustment of		by the effects
	released on	Law No.		of Law No.
Assets	12.31.07	11,638/07		11,638/07

Deferred and recoverable taxes	4,048,293	(12,900)	(1)	4,035,393
Derivative contracts	4,751	5,744	(2)	10,495
Property and equipment, net	6,301,389	15,466	(3)	6,316,855
Intangible assets, net	1,660,299	30,631	(4)	1,690,930
Deferred charges, net	89,464	(30,631)	(4)	58,833

Liabilities
Taxes payable	752,331	9,494	(1)	761,825
Loans and financing	4,381,440	4,029	(2)	4,385,469
Derivative contracts	453,143	(3,975)	(2)	449,168

Shareholders’ Equity

	Year ended December 31

	Brief
	description of			January 1,
	the adjustment	2008	2007	2007

Net equity before the amendments introduced by Law No. 11,638/07 and Provisional Executive Act No. 449/08		8,265,688	8,297,577	8,371,746

Finance Lease	(5)	10,200	15,466	21,681
Fair value of derivative contracts	(6)	(117,832)	11,011	10,770
Fair value of loans	(6)	150,388	(4,027)	(9,182)
Present value of monetary assets	(6)	(31,242)	(24,325)	(24,479)
Income tax and social contribution on the total adjustments	(7)	(3,915)	637	411
Effects of adjustment of Telemig Participações the years 2006 and 2007 not recorded in profit and loss.	(8)	(5,760)	-	-

Net effects resulting from full implementation of Law No. 11,638/07 and Provisional Executive Act No. 449/08	(9)	1,839	(1,238)	(799)

Net equity intergal in the application of Law No. 11,638/07 and Provisional Executive Act No. 449/08		8,267,527	8,296,339	8,370,947

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

Income Statement

		Year ended December 31

	Brief
	description of
	the adjustment	2008	2007

Net income (loss) before the amendments introduced by Law No. 11,638/07 and Provisional Executive Act No. 449/08		380,846	(99,391)

Depreciation of financial leasing operations	(5)	(5,266)	(6,215)
Finance revenue (expense) from:
Fair value of derivative contracts	(6)	(128,843)	241
Fair value of loans	(6)	154,415	5,155
Present value of monetary assets	(6)	(6,917)	154
Income tax and social contribution on the total adjustments	(7)	(4,552)	226

Net effects resulting from full implementation of Law No. 11,638/07 and Provisional Executive Act No. 449/08	(9)	8,837	(439)

Net income (loss) intergal with the application of Law No. 11,638/07 and Provisional Executive Act No. 449/08		389,683	(99,830)

1. This includes adjustments to present value of the ICMS (state VAT) on acquisitions of fixed assets, which are recoverable in a period of 48 months from the date such ICMS is recorded on the books (CIAP – Credit of ICMS on Fixed Assets), at the Long Term Interest Rate (“TJLP”), provision for IRRF (Withholding Income Tax) on the adjustments at market value of the derivative transactions and the deferred income tax (25%) and social contribution (9%) accounted for;

2. Adjustments to market value of the derivative transactions and related hedged debt loans, as applicable, pursuant to the provisions of CPC 14;

3. Adjustment to the finance lease of information technology equipment. It contemplates the capitalization of the net cost at the transition date and its respective depreciation, pursuant to the provisions in CPC 06;

4. Reclass from deferred assets to the intangible assets: (i) of the residual balances of goodwill on acquisition of Ceterp Celular S.A. and (ii) of the balance of intangible assets attributable to owned stores, pursuant to the provisions in CPC 01;

5. Expenses with depreciation of information technology equipment resulting from the adjustment to the finance lease (item 3);

6. Financial income (expense) resulting from the adjustments to market value of the derivative transactions and loans (item 2) and of the present value of the ICMS (CIAP) (item 1). Additionally, it contemplates the adjustment to present value of the 3G license liabilities accounted for in Telemig Celular;

7. Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

8. Effects of Telemig Participações ascertained in the fiscal years 2007 and 2006, which were recognized in the shareholders’ equity due to the Company having acquired the equity interest only in April 2008 (note 1d);

9. Net result of all the above described adjustments.

Additionally, on account of the elimination of the “Non-operating income”, in conformity with Provisional Executive Act no. 449/08, the Company has reclassified expenses in the amounts of R$31,838 and R$20,810 in the financial statements for fiscal years ended on December 31, 2008 and 2007 in “Other operating revenue (expenses), net”, as well as the disclosure thereof in an explanatory note.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to US GAAP.

In order to facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in Brazilian Reais. Because Brazilian GAAP differs in certain significant respects from US GAAP, a reconciliation of the net income and shareholders equity from Brazilian GAAP to equivalent amounts prepared under US GAAP is provided herein (Note 39).

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a) Income calculation

Sales revenue is stated net of value added, discounts and refunds (in case of sale of goods) assessed on them, which are presented as revenue reduction accounts. The operating income is calculated on an accrual basis for the fiscal year:

a.1 Recognition of revenues from telecommunication services

The services revenue is recognized to the extent the services are rendered, the total sales being monthly calculated. The unbilled revenue is calculated and recognized when the services are rendered. Revenues referring to credits for recharge of prepaid cellular phones, as well as the respective taxes due, are deferred and recognized in the income to the extent the services are actually rendered or upon expiration.

a.2 Recognition of the revenues and costs of sales of goods

The revenues and costs of sales of goods and accessories effected at the owned stores are recognized at the time of the sale to the end user. The revenues and costs of sales of goods effected through dealers are recognized at the time the handset is activated.

a.3 Financial income and expenses

These represent interest and monetary and exchange variations arising out of financial investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions which generate monetary assets and liabilities and other financial transactions.

b) Functional and financial statements presentation currency

The functional currency of the Company and its subsidiaries is the Brazilian Reais (R$ or Real).

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currency are converted into the functional currency (Real) using the exchange rate (Ptax) in effect as of the date of the financial statements, which at December 31, 2008 is as follows: US$1.00 = R$2.3370, JPY1.00 = R$0.025800, €1.00 = R$3.252403 and at December 31, 2007: US$1.00 = R$1.7713, JPY1.00 = R$0.015839, €1.00 = R$2.607531. The gains and losses resulting from the updating of these assets and liabilities between the exchange rate in effect at the transaction date and at the end of the fiscal years are recognized as financial income or expenses in the income statement.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

d) Financial instruments

The financial instruments are recognized only as from the date the Company and its subsidiaries become party to the contractual provisions of the financial statements. Where recognized, they are initially recorded at their fair value added by the transaction costs which are directly ascribable to their acquisition or issuance, except in case of financial assets and liabilities classified in the category at the fair value in the income statement, where such costs are directly posted to the income of the fiscal year. Their subsequent measurement occurs at each balance sheet date in accordance with the rules provided for each type of classification of financial assets and liabilities.

d.1) Financial assets: The main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents, financial investments, securities, unrealized gains on derivative transactions and trade accounts receivable. They are classified into the categories below in accordance with the purpose for which they have been acquired or issued:

(i) Financial assets measured at the fair value in the income statement: they include financial assets held for trading and assets designated at the initial recognition at the fair value in the income statement. They are classified as held for trading if originated with the purpose of sale or repurchase at short term. Derivatives are also classified as held for trading, except those designated as hedge instruments. At each balance sheet date they are measured at their fair value. The interests, monetary indexation, exchange variation and variations arising out of the evaluation at the fair value are recognized in the income statement when incurred, in “financial income or expenses”.

(ii) Loans (granted) and receivables: non-derivative financial assets with fixed or determinable payments, however not listed on an active market. After the initial recognition they are measured at the cost amortized by the actual interest rate method. The interests, the monetary updating at the exchange variation, less losses of the recoverable value, as applicable, are recognized in the income statement when incurred, in “financial income or expenses”.

(iii) Investments held to maturity date: non-derivative financial assets with fixed or determinable payments with defined maturity dates for which the Company has a positive intention and ability to hold until the maturity date. After the initial recognition they are measured at the cost amortized by the effective interest rate method. This method uses a discount rate which, when applied to estimated future receipts, along the expected effective term of the financial instrument, results in the net book value. The interests, the monetary updating, the exchange variation, less losses of the recoverable value, as applicable, are recognized in the income statement when incurred, in “financial income or expenses”.

(iv) Available for sale: Financial assets which do not fall within categories (i) to (iii) above. As of the date of each balance sheet they are measured at their fair value. Interests, monetary adjustment and exchange variation, as applicable, are recognized in the income statement when incurred, and variations arising out of the difference between the value of the investment updated by the contractual conditions and the evaluation of the fair value are recognized in the shareholders’ equity in the adjustments to shareholders’ equity account, as long as the asset has not yet been realized, being reclassified to the income statement after their realization, net of tax effects.

d.2) Financial liabilities: The main financial liabilities recognized by the Company and its subsidiaries are: accounts payable to suppliers, unrealized losses in transactions with derivatives, loans, financing and debentures. They are broken down into the following categories, according to the nature of the financial instruments contracted or issued:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

(i) Financial liabilities measured at the fair value in the income statement: they include financial liabilities usually traded before the maturity date, liabilities designated in the initial recognition at the fair value in the income statement and derivatives, except those designated as hedge instruments. At each balance sheet date they are measured at their fair value. The interests, monetary indexation, exchange variation and variations arising out of the evaluation at the fair value, as applicable, are recognized in the income statement to the extent they are incurred, in the item “financial income or expenses”.

(ii) Financial liabilities not measured at the fair value: non-derivative financial liabilities which are not usually traded before the maturity date. After the initial recognition they are measured at the cost amortized in accordance with the actual interest rate method. Interests, monetary adjustment and exchange variation, as applicable, are recognized in the income statement to the extent they are incurred, in the item “financial income or expenses”.

d.3) Market value: the market value of the financial instruments actively traded in organized over-the-counter markets is determined based on the market values prevailing at the balance sheet date. In the absence of an active market, the market value is determined by means of appraisal techniques. These techniques include the use of recent market transactions between independent parties, reference to the market value of similar financial instruments, analysis of discounted cash flows or other evaluation models.

d.4) Hedge transactions: the derivative financial instruments used for protection against risk exposure or to change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in foreign transactions, and which: (i) are highly related as far as it refers to changes in their market value in relation to the market value of the hedged item, both in the beginning and along the contract life (effectiveness from 80% to 125%); (ii) have a documentary identification of the transaction, of the hedged risk, of the risk management process and of the methodology used for evaluation of effectiveness; and (iii) are deemed effective in the reduction of the risk associated to the exposure to be hedged, are classified and accounted for as hedge transactions in accordance with their nature:

• fair value hedge – these are derivative financial instruments intended for offsetting risks arising out of exposure to variation in the fair value of the hedged item. The hedged items and the corresponding derivative financial instruments are accounted for as a counter-entry to the proper revenue or expense account, in the income statement for the period.

For the fiscal years ended on December 31, 2008, 2007 and 2006, the Company and its subsidiaries had no cash flow hedge or foreign investments hedge.

e) Cash and cash equivalents

These include cash, positive balances of bank accounts, financial investments redeemable within 90 days from the balance sheet dates and with non-material risk of change in their market value. Most of the financial investments included in the cash equivalents are classified as “financial assets measured at the fair value in the income statement”.

f) Accounts receivable, net

The amounts billed are calculated according to the tariff rate as of the date the service is rendered. They also include services rendered to customers which have not yet been invoiced until the balance sheet date, as well as accounts receivable related to sales of cellular handsets and accessories. A provision was booked by an amount deemed by the Management to be sufficient for the doubtfully recoverable credits. Information referring to breaking down the accounts receivable into outstanding and overdue amount, in addition to changes in the provision for bad debtors, are stated in note 5.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

g) Inventories

These are represented by the cellular handsets and accessories evaluated by the lower of average acquisition cost or net recoverable amount. A provision was booked for handsets deemed to be obsolete or the amounts of which exceed those usually traded by the subsidiaries in a reasonable period of time.

h) Prepaid expenses

These are stated at the values disbursed and not yet incurred. Prepaid expenses are allocated to the income to the extent the corresponding services are rendered and the economic benefits are earned.

i) Investments

Investments in subsidiaries are calculated by the equity result method. Other permanent investments are recorded at the acquisition cost less provision for losses, as applicable.

j) Property, plant & equipment

These are stated at the acquisition, formation or building cost, added by interests and other financial charges incurred during the construction or development of projects. The depreciation of the properties is calculated by the straight line method at the rates mentioned in note 12 and takes into consideration the estimated useful life of the properties. The capitalized financial charges are depreciated pursuant to the same criteria and useful life determined for the property, plant & equipment item to which they were incorporated. The property, plant & equipment are net of credits for PIS/COFINS (federal VAT) and ICMS (state VAT) and the counter-entry is recorded as taxes recoverable.

Expenses incurred with maintenance and repairs representing improvement, increase of capacity or of useful life are capitalized, while other expenses are recorded in the income for the year. Estimated costs to be incurred in disassembling towers and equipment in leased real properties are capitalized. Over time, the related provision for asset retirement obligation is accreted to its present value each period (note 22) and the capitalized costs are depreciated throughout the useful life of the equipment, which does not exceed the lease term.

k) Lease

The finance lease contracts are recognized in property, plant & equipment and in loan and financing liabilities, at the present value of the minimum mandatory installments of the contract or the fair value of the asset, whichever is lower, added by, as applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant & equipment are depreciated for the estimated useful-economic life of the properties or the lease contract term, whichever is shorter. Interests included in the loans and financing liabilities are allocated to the income statement pursuant to the contract term in conformity with the effective interest rate method. Operational lease contracts are recognized as expense on a systematic basis which represents the period in which the benefit on the leased asset is obtained, even though such payments are not performed on this basis.

l) Intangible assets

Intangible assets separately acquired are measured in the initial recognition at the acquisition cost and, further, are deducted from the accumulated amortization and losses of the recoverable value, as applicable. The premium generated in the acquisition of investments occurred until December 31, 2008, which base economically based on future profitability are amortized in conformity with the straight line method for a term from 5 to 10 years, as from the dates of the transactions having originated them. As from January 01, 2009, they will no longer be amortized, and shall be only submitted to annual test for analysis of loss of their recoverable value (note 13). They also include the intangible assets attributable to owned stores, which are amortized for the duration of the contracts.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

m) Impairment

The Management annually reviews the carrying amount of the assets with the purpose of evaluating events or changes in the economic, operating or technological circumstances which may indicate deterioration or loss of their recoverable value. When such evidence is identified, and the carrying amount exceeds the recoverable amount of the asset, a provision is booked for impairment by adjustment of the net book value to the recoverable value. These losses are classified as other operating expenses, when incurred.

n) Deferred assets

Pre-operating expenses were recorded at the formation cost and are amortized pursuant to the straight line method, for a period of ten years. As permitted in Provisional Executive Act 449/08, Vivo has elected to keep the balance of the deferred assets which was not possible to be allocated to other accounts, until the full amortization thereof. Deferred assets are also annually reviewed with the purpose of evaluating their recoverability.

o) Interest on shareholders’ equity

Brazilian companies are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends, however being deductible for purposes of income tax calculation. The Company decided to pay interest to its shareholders, in relation to fiscal year ended on December 31, 2008 (note 23) and booked a provision for the amount due, having directly debited the shareholders’ equity account. The distribution of interest on shareholders’ equity is subject to withholding income tax at the rate of 15%. The tax benefit from the deduction of the interest is recognized as Income and social contribution taxes in profit and loss.

p) Other assets and liabilities

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated on behalf of the Company and its subsidiaries if the cost or value thereof is possible to be safely measured.

Other assets include subsidies granted in the sales of terminals to the accredited agents, which subsidies are deferred and are recognized in the income as these terminals are enabled, limited to a maximum term of 90 days. They also include balances receivable from commercial agreements which arise out of current transactions between the subsidiaries and their suppliers, having as main references the volume of purchases and the shared marketing campaigns.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal obligation or an obligation arising out of a past event, being probable that an economic resource may be required for settling the same. Provisions are booked on the basis of the best estimates of the risk involved.

Vivo and Telemig Celular are sponsors of post-employment benefit and medical assistance plans and of other post-employment benefits plans for their employees (note 33). The subsidiaries’ contributions to these plans are determined on an actuarial system and recorded on an accrual basis.

The benefit plans are actuarially evaluated at the end of each fiscal year in order to check whether the contribution rates are sufficient for making up reserves necessary for the current and future commitments. Actuarial gains and losses are recognized as profit and loss on an accrual basis.

Assets and liabilities are classified as current when their realization or settlement is probable to occur within the next twelve months. Otherwise, they are stated as non-current.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

q) Taxes, duties and contributions

Sales and service revenues are subject to taxation by the Tax on Circulation of Merchandise and Services – ICMS, Tax on Services – ISS (municipal tax) at the applicable rates in each region where the company operates and taxation by the Social Integration Program – PIS and Contribution for Social Security Financing – COFINS on a cumulative basis for revenues earned from telecommunication services, at the rates of 0.65% and 3.00%, respectively. For the other revenues earned by the Company and its subsidiaries, including revenue from resale of goods, on a non-cumulative basis, at the rates of 1.65% and 7.60% for PIS and COFINS, respectively.

The credits arising out of non-cumulativeness of PIS and COFINS are stated as a deduction to the cost of goods sold in the income statement. Advances or amounts to be deducted are stated in the current or non-current assets, according to their estimated realization.

Profit taxation includes income tax and social contribution, which are calculated based on the taxable profit (adjusted profit), at the rates applicable pursuant to the laws in effect: 15%, added by 10% on the excess of R$240 annually for income tax and 9% for social contribution. Therefore, additions to the accounting profit of expenses, temporarily not deductive, or exclusions of revenues, temporarily not taxable, considered for calculation of the current taxable profit generate deferred tax credits or debits.

Deferred tax credits arising out of tax loss or negative tax basis of the social contribution are recognized only to the extent it is probable that there will be a positive taxable base which may be used. The deferred income tax and social contribution were measured as from the tax losses, negative basis of the social contribution and temporary differences, by applying the applicable rates of the mentioned taxes, pursuant to the provisions in Resolution CVM no. 273, dated August 20, 1998 and CVM Instruction no. 371, dated June 27, 2002, and take into consideration the expected generation of future taxable profits, as substantiated in a technical feasibility study, approved by the Board of Directors. The potential tax credit not recognized in the financial statements is disclosed in note 31.

r) Adjustment to present value of assets and liabilities

Long term monetary assets and liabilities are adjusted to their present value and short term monetary assets and liabilities when the effect thereof is deemed material in relation to the financial statements as a whole. The adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate and, in certain cases, the implicit rate, of the respective assets and liabilities. Therefore, the interest included in the revenues, expenses and costs associated to these assets and liabilities is discounted with the purpose of recognizing them on an accrual basis. Subsequently, these interests are realocated to the financial expenses and revenues in the income statement by adoption of the effective interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on premises and are deemed as accounting estimates.

s) Accounting estimates

These are used for measurement and recognition of certain assets and liabilities of the financial statements of the Company and of its subsidiaries. The determination of these estimates has taken into consideration experiences of past and current events, assumptions related to future events, and other objective and subjective factors. Material items subject to estimates include: selection of useful life of property, plant & equipment and intangible assets; allowance for doubtful accounts; provision for losses in inventories; provision for losses in investments; analysis of recoverability of property, plant & equipment items and intangible assets; deferred income tax and social contribution; rates and terms applied to the determination of the adjustment to present value of certain assets and liabilities; provision for contingencies, provision for sale of fixed assets, provision for the customer loyalty program and actuarial liabilities; measurement of the fair value of financial instruments, when markets are inactive; considerations as for recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of the table of analysis of sensitivity of the derivative financial instruments in conformity with CVM Instruction no. 475/08. The settlement of the transactions involving these estimates may result in amounts materially divergent from those recorded in the financial statements due to inaccuracy inherent to their determination. The Company and its subsidiaries review their estimates and premises at least quarterly.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

t) Statements of cash flows and value added

Statements of cash flows have been prepared and are presented in accordance with CVM Resolution no. 547, dated August 13, 2008, which approved CPC 03 – Statement of Cash Flows, issued by the CPC.

The statements of cash flows reflect the changes in cash which occurred in the fiscal years being presented using the indirect method. The terms used in the statements of cash flows are as follows:

• Operating activities: these refer to the main revenues of the Company and its subsidiaries and other than investment and financing activities:

• Investment activities: these refer to the additions and retirement of non-current assets and other investments not included in cash and cash equivalents;

• Financing activities: these refer to activities resulting in changes to the breakdown of equity and loans.

The statements of value added have been prepared and presented in accordance with CVM Resolution no. 557, dated November 12, 2008, which approved the CPC 09 – Statement of Value Added, issued by the CPC.

u) Fistel fee

The value of the Telecommunications Inspection Fund – FISTEL fee paid on the activation of new customers, monthly generated along the year, is deferred for amortization during the estimated customer loyalty period, equivalent to 24 months.

v) Provisions for contingencies

These are determined based on opinions issued by external legal counsel and by management, as for the probable outcome of pending matters and are updated until the balance sheet date for the probable loss amount, with due regard to the nature of each contingency.

x) Provision for the customer loyalty program

The subsidiaries have loyalty programs and other benefits in place, according to which calls and other benefits are converted into points for future exchange for handsets and other acessories. The accumulated points, net of redemptions, are provisioned taking into consideration the history data of redemptions, generated points and average point cost (note 22).

w) Employees’ profit share

Provisions are booked for recognizing the expense referring to employees’ profit share. These provisions are calculated based on qualitative and quantitative goals defined by the Management and recorded in specific accounts in Cost of Services Rendered, Selling Expenses and General and Administrative Expenses.

y) Net profit (loss) for lot of one thousand shares

This is calculated based on the number of outstanding shares as of the date the balance sheet is prepared.

z) Advertising expense

Advertising costs are charged to expense as incurred and amounted to R$443,616, R$323,660 and R$320,186 for the years ended December 31, 2008, 2007 and 2006, respectively.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

4. CASH AND CASH EQUIVALENTS

	As of December 31,

	2008	2007

Cash and banks	56,038	328,256
Short-term investments	2,126,875	1,862,734

Total	2,182,913	2,190,990

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

5. TRADE ACCOUNTS RECEIVABLE, NET

	As of December 31,

	2008	2007

Receivables from unbilled services	539,812	414,192
Receivables from billed services	1,125,162	1,032,439
Receivables from interconnection fees	796,147	630,679
Receivables from goods sold	504,685	446,136
(-) Allowance for doubtful accounts	(387,308)	(344,701)

Total	2,578,498	2,178,745

No client accounts for more than 10% of trade accounts receivable, net as of December 31, 2008 and 2007.

At December 31, 2008 the balance of accounts receivable includes R$235,867 (R$269,026 at December 31, 2007) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as agreement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful accounts are as follows:

	Years ended December 31,

	2008	2007

Balance at beginning of year	344,701	353,306
Additional allowance (Note 26)	303,845	365,740
Write-offs and recoveries	(292,984)	(374,345)
Adittion from Telemig Participações on 03.31.08	31,746	-

Balance at year end	387,308	344,701

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

6. INVENTORIES

	As of December 31

	2008	2007

Handsets	747,186	382,410
Simcard (chip)	57,514	24,700
Accessories and other	16,584	7,330
(-) Provision for obsolescence	(42,580)	(37,816)

Total	778,704	376,624

7. RECOVERABLE TAXES

	As of December 31,

	2008	2007

Prepaid income and social contribution taxes	848,473	573,705
Withholding income tax	155,204	82,661
Recoverable state VAT (ICMS) (a)	553,521	439,248
Recoverable federal PIS and COFINS	370,813	241,516
Other recoverable taxes	23,951	34,870

Total recoverable taxes	1,951,962	1,372,000

Recoverable state VAT (ICMS) on fixed assets – noncurrent (a)	192,058	82,323

Total	2,144,020	1,454,323

Current	1,238,124	709,812
Noncurrent	905,896	744,511

(a) Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are available for offset over a period of 48 months.

8. PREPAID EXPENSES

	As of December 31,

	2008	2007

FISTEL fee	199,851	110,304
Advertising to be incurred	136,244	133,324
Rent	19,696	16,459
Financial charges	8,747	2,816
Other	32,290	25,889

Total	396,828	288,792

Current	316,622	228,922
Noncurrent	80,206	59,870

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

9. OTHER ASSETS

	As of December 31,

	2008	2007

Escrow deposits	100,492	101,036
Subsidies on handsets sold to dealers	115,593	45,982
Credits with suppliers	111,883	52,232
Credits to Amazon Celular SA and Tele Norte Celular Participações SA (a)	8,522	-
Other receivable - related parties	11,064	10,661
Other	20,232	14,290

Total	367,786	224,201

Current	321,384	197,578
Noncurrent	46,402	26,623

(a) These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation.

10. FOREIGN CURRENCY AND DERIVATIVE CONTRACTS

The Company’s foreign-currency loans are denominated in U.S. dollars and Japanese yen and are translated at the exchange rates prevailing at December 31, 2008 and 2007, as follows:

	2008	2007

Exchange rate from R$ to US$	2.3370	1.7713
Exchange rate from R$ to Yen	0.025800	0.015839
Exchange rate from R$ to Euros	3.252403	2.60753

The forward and swap contracts described below were entered into in order to mitigate Company’s exposure to foreign exchange variations.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

					Current assets		Noncurrent assets

		Notional amount buy (sell) (thousands)		Forward swap/exchange rate	Book value on December 31		Book value on December 31

Issuance	Maturity date	2008	2007	2008	2008	2007	2008	2007

07/23/08	03/02/15	415,637 USD	102,568 USD	-	-	-	265,530	-

02/01/08	12/01/11	1,338,853 JPY	17,123,604 JPY	0.01660	-	-	6,494	-

09/13/06	02/09/10	335,000 BRL	210,000 BRL	-	-	-	13,279	8,965

Short-term contracts		99,969 USD	257,659 USD	-	10,172	402	-	-

Short-term contracts		-	15,234 EUR	-	-	134	-	-

Short-term contracts		50,255,762 JPY	48,941,680 JPY	-	337,276	956	-	-

Short-term contracts		-	997,596 BRL	-	-	35

Total					347,448	1,530	285,303	8,965

 VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais, unless otherwise indicated)

					Current liabilities		Noncurrent liabilities

		Notional amount buy (sell) (thousands)		Forward swap/exchange rate	Book value on December 31,		Book value on December 31,

Issuance	Maturity date	2008	2007	2008	2008	2007	2008	2007

08/18/04 to 08/28/14	05/15/10 to 03/02/15	415,637 USD	102,568 USD	1.5811 to 3.0030	-	-	97,971	(1,783)

-	-	1,338,853 JPY	17,123,604 JPY	-	-	-	-	12,075

Short-term contracts		99,969 USD	266,691 USD	1.5745 to 2.9970	105,352	232,096	-	-

Short-term contracts		50,255,762 JPY	48,941,680 JPY	0.01149 to 0.0191	-	202,870	-	-

Short-term contracts		-	997,596 BRL	-	-	3,910	-	-

Total					105,352	438,876	97,971	10,292

11. GOODWILL

Components and changes

	As of December 31,

	2008	2007
Goodwill on investment acquisitions, net	1,597,602	909,766
Reserve for investment losses	(173,324)	(242,397)

Net balance	1,424,278	667,369

Changes in goodwill balances are as follows:
	As of December 31,

	2008	2007
Balance, net of reserve for loss - beginning of the year	667,369	979,045
Goodwill on acquisition of investments	1,105,347	-
Amortization of goodwill paid on investment acquisitions	(346,636)	(311,676)
Negative goodwill generated in the capital increase with reserves	(1,802)	-

Balance, net of reserve for loss - end of the year	1,424,278	667.369

12. PROPERTY, PLANT AND EQUIPMENT, NET

12.1) Composition

	As of December 31,

	2008			2007

		Accumulated	Property and	Property and
	Cost	depreciation	equipment, net	equipment, net

Transmission equipment	8,979,713	(6,647,993)	2,331,720	2,198,821
Switching equipment	4,243,681	(2,680,686)	1,562,995	1,368,120
Infrastructure	3,018,294	(1,741,083)	1,277,211	1,166,159
Handsets provided to customers free of charge (“comodato”)	2,310,275	(2,005,070)	305,205	290,398
Buildings	296,670	(87,318)	209,352	209,978
Land	70,352	-	70,352	59,785
Finance commercial leasing	21,681	(11,481)	10,200	15,466
Other assets	1,745,640	(1,186,555)	559,085	509,171
Construction in progress	857,788	-	857,788	498,957

Total	21,544,094	(14,360,186)	7,183,908	6,316,855

12.2) Depreciation rates

The useful lives of property, plant and equipment on a consolidated basis are as follows:

Useful lives

	2008	2007	2006
Automatic switching equipment	5 to 10	5 to 10	5 to 10
Transmission and other equipment	5 to 10	5 to 10	5 to 10
Buildings	25 to 35	25 to 35	25 to 35
Other assets	1.5 to 35	1.5 to 35	1.5 to 35

In fiscal year ended December 31, 2008, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$40,460 (R$11,175 in the same period of 2007).

As of December 31, 2008, the subsidiary had property and equipment offered as guarantee collaterals in lawsuits in the amount of R$105,866 (R$109,158 in 2007), as shown below:

	As of December 31,

	2008	2007

Tax	92,747	98,614
Labor and civil	13,119	10,544

Total	105,866	109,158

12.3) Rentals

The Company rents equipment and premises through a number of operating leases agreements that expire at different dates. Total annual rent expense under these agreements was R$389,228, R$300,891 and R$280,833 for the years ended December 31, 2008, 2007 and 2006, respectively. Rental commitments, related primarily to facilities, including the future minimum rental payment, are as follows:

Year	Amount

2009	559,085
2010	553,679
2011	554,345
2012	550,097
2013	552,506
2014 and after	2,886,892

Total	5,656,604

13. INTANGIBLE ASSESTS

13.1) Composition

	As of December 31,

	2008			2007

	Cost	Accumulated amortization	Intangible net	Intangible net

Concession licenses	2,249,619	(751,018)	1,498,601	399,027
Software use rights	3,974,243	(2,684,577)	1,289,666	1,125,107
Goodwill	31,962	(23,569)	8,393	6,053
Other assets	48,378	(45,058)	3,320	6,662
Construction in progress
(software)	198,573	-	198,573	129,503

Total	6,502,775	(3,504,222)	2,998,553	1,666,352

13.2) Amortization rates

The useful lives of intangible assets on a consolidated basis are as follows:

	Useful lives

	2008	2007	2006
Software use rights	5	5	5
Concession license	5 to 15	5 to 15	5 to 15
Other assets	5 to 15	5 to 15	5 to 15

14. DEFERRED CHARGES, NET

	As of December 31,

	Annual amortization rate %	2008	2007

Pre-operating expenses
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General & administrative expenses	10	69,960	69,960

		351,587	351,587

Accumulated amortization:
Pre-operating expenses		(295,694)	(292,754)

Total, net		55,393	58,333

15. GOODWILL ON MERGED SUBSIDIARY, NET

	As of December 31

	2008	2007

Cost	84,265	84,265
Accumulated amortization	(68,114)	(59,687)

Total	16,151	24,578

The amount of goodwill is being amortized using the straight-line method over a ten-year period, based on the expected future profitability of Ceterp Celular S.A., the acquired company.

16. PAYROLL AND RELATED ACCRUALS

	As of December 31

	2008	2007

Wages and salaries	98,098	101,659
Accrued vacation and social security charges	76,799	62,128
Accrued benefits	10,574	9,685

Total	185,471	173,472

17. TRADE ACCOUNTS PAYABLE

	As of December 31,

	2008	2007

Suppliers	2,848,620	2,290,721
Amounts to be transferred - long distance (a)	408,807	314,573
Technical assistance – related parties	170,178	189,696
Interconnection / linking	231,015	193,093
Other	67,704	81,225

Total	3,726,324	3,069,308

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our clients and passed on to the long distance operating companies.

18. TAXES PAYABLE

	As of December 31,

	2008	2007

Current taxes:
State VAT (ICMS)	658,306	514,688
Income and social contribution taxes	131,054	29,987
Federal VAT (PIS and COFINS)	144,154	122,048
FISTEL	34,195	25,689
FUST and FUNTTEL	11,386	9,008
Other taxes, fees and mandatory contributions	16,926	23,592

Total	996,021	725,012
Legal liabilities (CVM 489/05):
Federal VAT (PIS and COFINS)	23,689	25,997
CIDE – Federal contribution	20,836	7,566
Other taxes, fees and mandatory contributions	8,629	3,250

Total	53,154	36,813

Total	1,049,175	761,825

Current	785,603	577,935
Noncurrent	263,572	183,890

Current Taxes:

At December 31, 2008, the amount of R$217,763 (R$168,850 at December 31, 2007) out of the non-current liability, refers to state VAT ICMS - Programa Paraná Mais Emprego (a program to develop and increase the number of jobs in the state of Paraná), resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No. 22 standard, issued by IBRACON.

For financial statements purposes, the amounts of escrow deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a) PIS and COFINS

Vivo was issued a delinquency notice by the tax authority (proceedings no. 19515.000.700/2003 -97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. Based on the opinion of external legal counsel management recorded the amount of R$24,671, at December 31, 2008 and 2007, having deposited the same amount in court.

Law No. 9,718/98

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the Social Contribution on Net Income – CSLL; and also (iii) indirectly increased the COFINS and PIS owed by Vivo, determining the inclusion of revenues in excess of the total sales in their tax calculation basis.

By reason of the changes introduced by laws No. 10,637/02 and 10,833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

Thus, Vivo has booked provisions for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$10,399 (R$9,969 at December 31, 2007), having deposited the amount of R$2,496 in court (R$2,403 at December 31, 2007).

b) CIDE – Contribution of intervention on the economic dominium

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. Based on the opinion of external legal counsel Vivo recorded the amount of R$80,693, at December 31, 2008 (R$70,342 at December 31, 2007), having deposited the amount of R$57,004 (R$44,345 at December 31, 2007) in court.

c) Telecommunications Inspection Fee - Fistel

Telemig Celular filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the subsidiary has booked a provision for this contingency. The provision recorded at December 31, 2008 was in the amount of R$324,764, with corresponding deposits in court in the same amount.

d) IRRF on payments of Interest on shareholders’ equity – Telemig Celular Participações

Telemig Participações filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on shareholders’ equity of its subsidiary (Telemig Celular). Once this refers to a legal obligation under the terms of CVM Resolution no. 489/2005, a provision was booked and deposits have been made in court, totaling R$19,828 at December 31, 2008.

e) Other taxes, rates and contributions

At December 31, 2008, the subsidiaries recorded the amount of R$21,562 (R$3,250 at December 31, 2007), referring to values related to the discussions of: (i) ISS tax on property lease services, ancillary activities and supplementary services (R$4,465); (ii) IRPJ (Corporate Income Tax) on derivative transactions (R$2,082); (iii) INSS (Social Security) (R$792), (iv) ICMS tax (R$1,290), and (v) Pis and Cofins (R$12,933).

Following we present the changes in legal obligations in compliance with CVM Resolution 489/05:

		(-) Escrow
	Legal obligations	deposits	Total

Balance as of December 31, 2006	141,703	(64,940)	76,763
Additions, net of reversal	(35,578)	(6,479)	(42,057)
Monetary restatement	3,402	-	3,402
Payments	(1,295)	-	(1,295)

Balance as of December 31, 2007	108,232	(71,419)	36,813
Additions, net of reversal	21,619	(27,345)	(5,726)
Addition of Telemig Participações at 03.31.08	340,038	324,764	15,274
Monetary restatement	13,133	(6,340)	6,793

Balance as of December 31, 2008	483,022	429,868	53,154

19. LOANS, FINANCING and DEBENTURES

a) Breakdown of debt

a.1.) Loans and Financing

				As of December 31,

Description	Currency	Interest	Maturity	2008	2007

European Investment Bank –BEI	US$	4.18% p.a. to 4.47% p.a.	03/02/09 to 03/02/15	741,301	268,872

Working Capital	R$	106.7% of CDI	05/12/09	254,421	-

Resolution2770	R$	IGP-M + 9.45% p.a.	02/09//10	156,703	138,073

Resolution2770		¥1% to 5.78% p.a.	02/02/09 to 01/18/11	1,339,982	568,464

Resolution2770	US$	5.0% to 5.94% p.a.	07/23/09 to 07/23/10	155,708	438,519

BNDES	URTJLP	TJLP + 4.3% p.a. to 4.6% p.a.	01/15/09 to 08/15/14	1,422,387	682,931

BNDES	UMBNDES	9.05% p.a.	01/15/09 to 07/15/11	9,491	10,037

Compror	US$	-	-	-	10,723

Compror		¥-	-	-	493,798

Compror	EUR	-	-	-	39,843

Banco do Nordeste do Brasil – BNB	R$	10% p.a.	01/29/09 to 10/30/16	361,590	167,449

Acquisition of investiment “TCO”	R$	-	-	-	22,889

Unsecured Senior Notes	US$	8.750%p.a.	01/20/09	195,269	-

Promissory note	R$	106.5% to 115% of CDI	05/09/09 to 07/24/09	1,091,374	-

Funding 3G Licenses - ANATEL	R$	IST + 1.0% p.m.	04/29/16	1,196,137	-

Comission BBVA		0.4256% p.a.	03/02/09 to 02/28/15	272	-

Others				96	960

Total				6,924,731	2,845,557

Current				3,098,346	1,453,700
Noncurrent				3,826,385	1,391,857

a.2) Debentures

				As of December 31,

Description	Currency	Interest	Maturity	2008	2007

Debentures	R$	103.3% to 104.2% do CDI	05/04/15	1,021,502	1,539,912

Debentures	R$	IPCA + 0.5% p.a.	07/05/21	56,923	-

Total				1,078,425	1,539,912

Current				21,502	539,912
Noncurrent				1,056,923	1,000,000

b) Payment timetable

On December 31, 2008, the maturities of the long-term portion of loans and financing are as follows:

Year
2010	638,769
2011	605,115
2012	560,393
2013	558,061
2014	626,297
2015 and after	1,894,673

Total	4,883,308

€

c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Bank for Social and Economic Development), the balance of which at December 31, 2008 was R$1,431,878 (R$692,968 as of December 31, 2007). In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the contract were met.

Vivo has loans borrowed from the European Investment Bank, the balance of which at December 31, 2008 amounted to R$741,301 (R$268,872 as of December 31, 2007). At the same date, all economic and financial indexes established in the contract were met.

Covenants are provided for in the Unsecured Senior Notes funding program regarding the application of the proceeds to the purposes specified in the contracts, transactions to be carried out with related parties, merger and amalgamation transactions and achievement of economic and financial indicators. At the same date, all economic and financial indexes of the Telemig Celular provided under contract were achieved.

The agreement entered into by Telemig Celular with the State Department of Economic Development of Minas Gerais regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At December 31, 2008, all covenants were fulfilled by Telemig Celular.

d) Guarantees

At December 31, 2008, guarantees were granted for Vivo's loans and financing, in local currency, in the principal amount of R$2,534,769, being R$361,590 from Banco do Nordeste do Brasil – BNB, R$1,422,387 from BNDES (URTJLP), and R$9,491 from BNDES (UMBNDES) and R$741,301 from BEI according to the table below:

Banks		Guarantees

	•	Contract (VIVO) R$1,374,394: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment
BNDES	•	Contract (VIVO) R$57,483: 15% of the receivables are pledged referring to service revenue Vivo Participações is intervening guarantor.

Banco Europeu de Investimento – BEI	•	Commercial risk guaranteed by BBVA Portugal.

	•	Bank guarantee granted by Banco Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained
Banco do Nordeste do Brasil S.A.	•	Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment
	•	Vivo Participações is an intervening guarantor.

e) Promissory Notes

On June 27, 2008, the Board of Directors of the Company approved the issue and offer of 50 unsecured promissory notes in the value of ten million reais (R$10,000,000.00) each, totaling five hundred million reais (R$500,000,000.00) . On July 25, 2008, the offer was registered with the CVM and issued on July 29, 2008, with maturity date on July 24, 2009, bearing interests of 106.5% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The proceeds funded as from this offer were used for settlement of the principal amount of the debt represented by the 1st (first) issue of debentures of the Company.

On May 09, 2008, the Board of Directors of the Company approved the issue and offer of 22 unsecured promissory notes in the value of twenty-five million reais (R$25,000,000.00) each, totaling five hundred and fifty million reais (R$550,000,000.00) . On October 29, 2008, the offer was registered with the CVM and issued on November 10, 2008, with maturity date on May 09, 2009, bearing interests of 115.0% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The proceeds funded as from this offer were used in an increase of the capital stock of TCO IP for settlement of commercial promissory notes due on November 10, 2008, in the amount of R$530 million.

f) Debentures

f.1) Fund-raising by the Company:

On August 1, 2007 the second renegotiation of the 1st public issue of debentures was carried out, consisting of 5,000 (five thousand) simple, nonconvertible and unsecured debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of the CDI, concomitantly with a reduction in the rate to 103% of CDI. On August 01, 2008 this transaction was settled (note 19.e).

Within the scope of the R$2,000,000 (two billion Reais) First Securities Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 for a term of 10 years counted as from the issue date on May 01, 2005.

The Offering is comprised by the issuance of two series, being R$200,000 in the first series, and R$800,000 in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

f.2) Fund-raising by Telemig Celular

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900. At December 31, 2008 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,645, R$18,278 and R$32,000, respectively.

20. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	As of December 31,

	2008			2007

	Provisions	(-) Escrow deposits	Net	Net

Civil	170,675	(42,187)	128,488	150,743
Labor	72,687	(34,344)	38,343	41,909
Tax	30,799	(3,547)	27,252	6,752

Total	274,161	(80,078)	194,083	199,404

Current			91,136	81,395
Noncurrent			102,947	118,009

Changes occurred in the provision for contingencies, net for the years ended December 31 are as follows:

	Years ended December 31,

	2008	2007

Balance at beginning of year	199,404	146,623
Provisions recorded, net of reversals (Note 28)	138,699	184,594
Addition from Telemig Participações at 03.31.08	10,957	-
Monetary variation	7,596	1,468
Additional escrow deposits	(15,849)	(4,881)
Payments	(146,724)	(128,400)

Balance at year end	194,083	199,404

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

20.1. Civil Claims

20.1.1. Probable and possible losses

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The Company and its subsidiaries are parties to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At December 31, 2008, based on the opinion of its lawyers, the amount of R$151,692 (R$135,072 at December 31, 2007) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits in several different spheres deemed as “possible” is R$459,594 (R$346,136 at December 31, 2007).

b) ANATEL

The subsidiaries are parties to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At December 31, 2008, the amount of R$15,369 (R$18,614 at December 31, 2007), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$12,916 (R$18,356 at December 31, 2007).

c) Litigation related to ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency–INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A,. Telesp Celular and Telerj Celular (formerly Vivo subsidiaries prior to our corporate restructuring) filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

d) Litigation related to validity of prepaid plan minutes

We and our subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor’s office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible, except for class actions against Telemig Celular, for which the likelihood of an unfavorable outcome with respect to this claim is considered remote, based on the opinion of outside counsel.

e) VU-M (Inteconnection costs wireless x wireline)

Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and wireless telecommunications operators, including Vivo and Telemig Celular, claiming that the VU-Ms are fixed at an abusive rate and that these operators employ anticompetitive practices which are causing financial damages to the plaintiff. GVT requested a preliminary injunction in order to reduce the VU-Ms and a determination by a judicially-appointed expert of the proper value of the VU-Ms on a “cost-based model.” GVT also seeks compensation from the wireless operators in the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. The preliminary order was initially denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to allow escrow deposits of the difference between R$0.2899, which must be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed from the preliminary order to the Federal Court and a final decision is pending. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to this claim is possible.

f) Litigation related to tax credits

Vivo and other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed on December 16, 1999 against new holding companies, including Vivo and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

g) Other

These refer to lawsuits of other nature, all related to the regular course of business. At December 31, 2008, based on the opinion of its independent lawyers, the amount of R$3,614 (R$37,028 at December 31, 2007) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$21,976 (R$79,251 at December 31, 2007).

20.2. Labor claims

The Company is party to numerous labor claims involving disputes with former employees. Management, assisted by its Legal Counsel has recorded provision for the contingencies, which are assessed as probable losses and where reasonable estimated. The amount of this provision as of December 31, 2008 is R$38,343 (R$41,909 in 2007), as shown on the table above.

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$193,462 (R$133,040 at December 31, 2007).

20.3. Tax Proceedings

20.3.1. Probable Loss

a) ICMS

At December 31, 2008, Vivo (states of Rio de Janeiro, São Paulo, Amazonas and Roraima), had administrative and judicial proceedings in discussion, related to the ICMS which, based on the opinion of its legal consultants, are classified as probable loss and, therefore, a provision was booked for them in the amount of R$23,554 (R$367 at December 31, 2007).

b) Federal Taxes

At December 31, 2008, Vivo had administrative proceedings in discussion related to federal taxes (IRRF/IRPJ/PIS/COFINS) for which, based on the opinion of its legal consultants, provisions were booked in the amount of R$2,410 (R$1,540 at December 31, 2007).

At July 02, 2002, Telemig Celular was notified of violation by the National Institute of Social Security – INSS due to joint and several liabilities for payment of the contribution to the INSS from service providers and for the withholding of 11% set forth in Law 9,711/98. At December 31, 2008, Telemig Celular had booked a provision in the amount of R$3,547 for covering eventual losses arising out of the above referred notice of violation, substantiated in the opinion of its legal consultants. Telemig Celular effected an appeal-related deposit in the amount of R$5,799. The administrative proceedings are awaiting decision.

c) Other

At December 31, 2008, Vivo had administrative proceedings related to other taxes totaling the amount of R$1,288 (R$4,845 at December 31, 2007), for which provisions were booked based on the opinion of its legal consultants.

20.3.2. Possible Loss

Based on the opinion of its tax consultants, management believes that the resolution of the matters listed below will not produce an adverse material effect on its financial condition.

a) State Taxes

Vivo and Telemig Celular are parties to several actions under administrative (arising out of notices of tax delinquency) and judicial discussions related to the ICMS, in the whole domestic territory, which are listed below:

• At December 31, 2008, the discussions held by Vivo (Distrito Federal, states of Acre, Pará, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima, Rondônia, Tocantins and Amazonas), totaled R$109,220 (R$67,489 at December 31, 2007), the main matters under controversy being: i) ICMS on eventual or supplementary services not typifying telecommunication services; ii) ICMS on international calls originated from Brazil to destinations abroad; iii) lack of proportional reversing entry of ICMS tax credit referring to the acquisition of property, plant & equipment used in the rendering of communication services and/or in the exits of tax-exempted or non-taxable goods; iv) ICMS on the free-of-charge rendering of telecommunication services, characterized by donation of credits to be consumed in the prepaid service plan; v) non-inclusion in the ICMS tax basis of the fine and default interest charged to defaulting customers; vi) purported noncompliance of ancillary obligations; others related to sales of goods; viii) late fine, eviction without cause; ix) ICMS on nonpayment of tax due to tax substitution for subsequent operations; x) ICMS on electric power credits; xi) ICMS arising out of the difference of tax calculated by Embratel in the DETRAF; xii) ICMS on annulment of rendering of telecommunication services; xiii) purported sales at conditional discounts.

• At December 31, 2008, proceedings related to Vivo (state of Paraná) totaled R$7,267 (R$3,981 at December 31, 2007), the main matter under controversy being the payment of ICMS beyond the due date and crediting of fixed assets.

• At December 31, 2008, proceedings related to Vivo (state of Bahia) totaled R$43,040 (R$43,686 at December 31, 2007), the main matters under controversy being: i) lack of a reversing entry proportional to the ICMS credit referring to the acquisition of property, plant & equipment, electric power and switching services arising out of the rendering of non-taxed communication services; ii) lack of a reversing entry of the ICMS credits related to the exits of handsets by way of lease and free lease, iii) payment of ICMS beyond the due date in the period from February to March 1998, iv) ICMS levied on “supplementary communication services”, v) lack of reversing entry of the ICMS credit related to long-distance calls and call center; vi) ICMS on activation, and vii) ICMS credits for amounts reversed due to customer complaints.

• At December 31, 2008, proceedings related to Vivo (state of Sergipe) totaled R$35,406 (R$17,523 at December 31, 2007), the main matters under controversy being: i) lack of a reversing entry proportional to the ICMS credit referring to the acquisition of property, plant & equipment, electric power and switching services arising out of the rendering of non-taxed communication services; ii) lack of a reversing entry of the ICMS credits related to the exits of handsets by way of lease and free lease, iii) ICMS on the exit of goods by way of consignment; and iv) ICMS on “supplementary services of communication”.

• At December 31, 2008, proceedings related to Vivo (state of Espírito Santo) totaled R$7,019 (R$6,900 at December 31, 2007), the main matters under controversy being: i) undue ICMS credit; and ii) ancillary obligations in relation to the bookkeeping of bills of sale.

• At December 31, 2008, proceedings related to Vivo (state of Rio de Janeiro) totaled R$150,268 (R$148,484 at December 31, 2007), the main matters under controversy being: i) ICMS levied on “supplementary services of communication”, ii) ICMS on activation, iii) ICMS on calls originated from administrative terminals and tests, iv) ICMS levied on services rendered to other telecommunication operators to certain non-exempted customers, v) ICMS on international calls, vi) lack of a reversing entry proportional to the ICMS credit referring to the acquisition of property, plant & equipment; vii) ICMS on the free-of-charge rendering of telecommunication service; viii) ICMS credit related to electric power; ix) ICMS on rendering of services in connection with telecommunication services; x) ICMS on additional FECP amounts (Fund for Erradication of Poverty) arising out of the rendering of services related to telecommunication services; xi) disallowance of ICMS tax incentives referring to cultural projects and fines.

• At December 31, 2008, proceedings related to Vivo (state of Rio Grande do Sul) totaled R$28,047 (R$25,877 at December 31, 2007), the main matters under controversy being: i) payment of ICMS beyond the due date; and ii) ICMS on electric power.

• At December 31, 2008, proceedings related to Vivo (state of São Paulo) totaled R$118,685 (R$99,965 at December 31, 2007), the main matters under controversy being: i) undue ICMS credits; ii) undue credit involving the launching of extemporaneous credit instruments; iii) ICMS credits for values reversed due to customer complaints (Convention 39/01); and iv) ICMS on discounts deemed as unconditioned.

• At December 31, 2008, proceedings related to Vivo (state of Santa Catarina) totaled R$3,876 (R$1,803 at December 31, 2007), the main matters under controversy being: i) appropriation of income tax credit in excess of the limit permitted in the tax laws, relating to entries of goods the exit of which is entitled to the benefit of reduction of the tax calculation base; and ii) fine for noncompliance with a legal obligation.

• Telemig Celular has a judicial discussion in course with regard to the ICMS levied on contractual fine, which proceedings are awaiting decision by the court of appeals. At December 31, 2008 the amount is R$7,481.

b) Federal Taxes

The Company and its subsidiaries are parties to several tax proceedings within the federal scope in the whole domestic territory, which may be described as follows:

• Vivo is involved in an administrative discussion related to the increase of the PIS and COFINS calculation basis, which at December 31, 2008 totaled R$8,580 (R$2,652 at December 31, 2007). A decision is awaited in the Special Appeal filed with the Taxpayers Council with respect to the proceedings.

• Vivo is involved in an administrative discussion related to a tax delinquency notice issued with respect to COFINS in the amount of R$9,663, at December 31, 2008 (R$9,068 at December 31, 2007), referring to deductions related to losses incurred with derivative transactions in the calculation of the tax basis for this contribution. The discussion is awaiting decision by the Ministry of Finance Taxpayers Council.

• Tax delinquency notices were issued against Vivo totaling R$148,467 at December 31, 2008 (R$154,474 at December 31, 2007), the main matters under controversy being: i) use of part of the negative tax calculation base of the Social Contribution on Net Income for 1997 by the company which gave origin thereto by partial spin-off; ii) purported underpayment of IRPJ (Corporate Income Tax) and CSLL due to the fact that the tax inspection authority did not recognize certain expenses as being deductible; iii) alleged underpayment of IRRF (withholding income tax) on remittances made abroad; and iv) adjustments to the IRPJ and CSLL calculation basis as a result of the reduction of the tax loss stated by the company. The discussions related to the above mentioned proceedings are in course in the administrative sphere.

• Vivo Participações is involved in an administrative discussion related to the purported underpayment of IRRF on remittances abroad. The total amount thereof at December 31, 2008 is R$20,923 (R$18,905 at December 31, 2007).

• In May 2007, Vivo Participações was served process for a tax execution totaling the amount of R$29,905 at December 31, 2008 (R$25,047 at December 31, 2007), related to the requirement arising out of the non-homologation of the statement of deduction against the negative balance of the IRPJ for calendar year 2000, fiscal year 2001. A lower court decision is awaited. In an addendum, about the same matter, Vivo Participações filed an action for annulment seeking the reversal of the tax delinquency notice, which is in course before the Federal Courts in São Paulo.

• Vivo Participações is involved in an administrative discussion related to tax delinquency notices issued against its merged company, Tele Leste Celular Participações S.A., in the amount of R$6,385, at December 31, 2008 (R$5,908 at December 31, 2007). The tax authority has alleged that the income tax was underpaid, due to excess of allocation to FINOR, FINAN or FUNRES (tax incentives in Brazil), as ascertained in a due diligence carried out with respect to the Review of Tax Return – excess of investment in tax incentives. Decision by the administrative court of appeals is awaited.

• Tax delinquency notices were issued against Telemig Celular due to purported underpayment of IRPJ, including application of fine and denial of the request for refund and deduction of credits ascertained by the subsidiary in consequence of the overpayments of estimated IRPJ. In call the cases, the discussion is in progress in the administrative sphere and a final decision by the Taxpayers Council is awaited. At December 31, 2008 the amount was R$36,995.

• Tax delinquency notices were issued against Vivo for IRPJ, CSLL, COFINS and IRRF, the main matters under controversy being: i) undue deduction of tax losses of non-operating nature from operating profit calculated in a subsequent period; ii) purported underpayment of taxes; iii) non-confirmation of withholding income tax on financial statements in DIRF; iv) separate fine on the amount bookkept/declared and the amount paid. At December 31, 2008, the total amount came to R$42,129 (R$44,502 at December 31, 2007).

• Vivo is involved in administrative and judicial discussions about the underpayment of IRPJ, CSLL, PIS and COFINS, having in consideration the unlawful proportional credit of the taxes and disregard about the occurrence of voluntary disclosure. Vivo is involved in discussions solely related to the occurrence of the voluntary disclosure of these taxes. In December 2008 the amount in question totals R$18,937 (R$17,175 at December 31, 2007)

• Vivo Participações is involved in an administrative discussion related to tax delinquency notices the main matters thereof being: i) non-deductibility of the expense of interest on shareholders’ equity (“Juros sobre Capital Próprio”), having in consideration the noncompliance of information shown in the DIRF (withholding income tax return) for the amounts of income tax withheld at source for the beneficiaries of the financial income; ii) purported underpayment of IRPJ and CSLL estimates; and iii) adjustments to the tax calculation bases of IRPJ and CSLL. The discussions related to the above mentioned proceedings are in progress in the administrative sphere. At December 31, 2008, the amount in question is R$90,802 (R$83,157 at December 31, 2007).

• Vivo is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF (one of the Brazilian Internal Revenue Service systems) by reason of statements provided by other specific tax return called DCOMP – Statement of Tax Deduction and PER/DCOMP – Statement of Tax Deduction, which is electronically sent, not confirmed by Secretaria da Receita Federal do Brasil (Brazilian Internal Revenue Service).. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2008 the amount in question is R$197,864 (R$97,193 at December 31, 2007).

• Vivo Participações is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP – Statement of Tax Deduction and PER/DCOMP – Statement of Tax Deduction, which is electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2008 the amount in question is R$3,704.

• A tax delinquency notice was issued against Vivo in relation to the collection of purported debts for IRPJ and CSLL, in the amount of R$299,101 (R$238,911 at December 31, 2007), referring to the purportedly undue amortization of the premium ascertained in the acquisition of the equity interests in Companhia Riograndense de Telecomunicações (“CRT”) in calendar years 1997 and 1998. Judgment of the Appeal filed with the Ministry of Finance Taxpayers Council is awaiting decision with respect to this requirement.

• FUST: ANATEL, through its Precedent no. 7, dated December 15, 2005, voiced its understanding to the effect that: (i) “Among others, revenues to be transferred to the telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”; (ii) “Among others, revenues received from telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”.

Whereas the second part of the Precedent is not in accordance with the provisions set forth in the sole paragraph of art. 6 of Law No. 9,998, dated August 18, 2000, Vivo filed a writ of mandamus challenging the lawfulness of such requirement, the same having been granted a lower court favorable decision. A court of appeals decision is awaited.

In January 2006, Telemig Celular also filed a Writ of Mandamus seeking to protect its lawful rights to continue paying the FUST without any increase in the tax calculation basis not provided for in the law.

At December 31, 2008, the amounts in question are, for Vivo, R$225,549 (R$146,931 at December 31, 2007) and for Telemig Celular, R$33,102.

In the understanding of management and of its external legal counsel, there are possible chances of success in these proceedings, both in the administrative and judicial spheres.

• FUNTTEL: Vivo and Telemig Celular filed writs of mandamus against the Chairman of the Management Board of FUNTTEL and against the Deputy Secretary of the Ministry of Communications in order to ensure its clear legal right to calculate and pay the contributions to the FUNTTEL, under the terms of Law No. 10,052, dated November 28, 2000, without including the values of the transfers received by way of provision for interconnection and use of their network resources, such as expressly set forth in art. 6, paragraph 4 of Decree no. 3,737, dated January 30, 2001, with the preliminary injunction having granted to this effect. In October 2008, a lower court judgment was rendered favorably to the operators. At December 31, 2008, the amount in question for Vivo is R$106,101 (R$60,489 at December 31, 2007) and for Telemig Celular is R$19,201.

Accordingly, due to the lower court judgment, the liability to pay the FUNTTEL on interconnection revenues is suspended.

The Ministry of Telecommunications has issued FUNTTEL assessment notices in relation to interconnection revenues. The legal consultants of the company have filed an administrative challenge, which is still pending judgment.

In the understanding of management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres.

• FISTEL: Vivo holds authorizations, which were granted by the Public Authorities by means of the Instrument of Authorization, for the exploitation of the Personal Mobile Service, for an indeterminate term; and other authorizations for using the radiofrequencies on a primary character, for the remainder of the term of the first license, renewable for further fifteen years.

At the time of the renewal of the validity term for use of the radiofrequencies in connection with the exploitation of the personal mobile service, ANATEL collects the Installation Inspection Fee – TFI referring to the issuance of new licenses assessed on the radio-base stations, mobile stations and radio-links.

Such collection results from the understanding, by ANATEL, that art. 9, item III of Resolution no. 255 would be applicable to this case, in such manner that the extension of term would be a taxable event of the TFI. Because it considers that the collection of TFI on mobile stations is undue, Vivo has administrative discussions in course with the ANATEL, which are awaiting decision.

At December 31, 2008, the amount in discussion was R$827,020 (R$281,978 at December 31, 2007).

Telemig Celular, also because it considers that the collection of TFI on the mobile stations is undue, upon receiving the official letter granting the extension of the term, together with the collection form for payment of the referred fee, it filed a motion to deny, which is awaiting judgment. In the understanding of the Management and of its external legal counsel, there are possible chances of success in these proceedings. At December 31, 2008, the total amount in question was R$108,789.

• Others: Its subsidiaries have other proceedings the chances of success are possible, which total R$3,046 at December 31, 2008 (R$2,822 at December 31, 2007).

c) Local Taxes

Its subsidiaries are involved in several tax proceedings within local scope, which are described below:

• Because it is considered that the assignment of use of the telecommunications networks typifies communication services subject to assessment by the ICMS, rather than lease of personal properties, a tax delinquency notice was issued against Vivo in the municipalities of Salvador and Porto Alegre, which demand the payment of the ISS on the tariff of use of the mobile network (TUM). At December 31, 2008, the amount in question is R$56,910 (R$109,561 at December 31, 2007). The administrative discussion in Salvador is awaiting decision by the court of appeals. In Porto Alegre, the decision was favorable to Vivo.

• Vivo is involved in an administrative discussion related to the ISS in other municipalities which, at December 31, 2008, total R$32,886 (R$30,165 at December 31, 2007), the main matters under controversy being: i) ISS on complementary telephone services, value added to telephone services, publicity, activation, call identifier and telephone subscription; ii) non-withholding of the ISS on consultancy services rendered by Telefónica International (TISA) to Vivo. The proceedings are currently under discussion, some of them in the administrative sphere and others in the judicial sphere.

20.4. Guarantees

The Company and its subsidiaries granted guarantees in connection with tax, civil and labor proceedings, as follows:

Process	Real state and equipment	Escrow deposits and on- line pledged	Collateral letter	Total

Tax	92,747	483,920	207,991	784,658
Civil and labors	13,119	131,480	47,139	191,738

Total	105,866	615,400	255,130	976,396

20.5. Tax Audit

In accordance with the Brazilian applicable laws, federal, state and local taxes and payroll charges are subject to auditing procedures to be carried out by the respective authorities, for periods from 5 to 30 years. Depending on the tax, the authorities can ask to review any period since 1978.

21. CONCESSION LICENSES

In 2007, the subsidiaries acquired licenses for 1.9 MHz and 2.1 MHz (3G) through auctions conducted by ANATEL.

Auction of 1.9 Mhz Frequencies

On September 25, 2007, VIVO was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná), and of lot 20 (North of Brazil), after the opening of the price bids carried out on that date in the headquarters of ANATEL. Band L includes the lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP. Thus, Vivo filled its last “gap” of coverage.

In order to achieve this benchmark, Vivo offered 50.6% average premium over the minimum price set in the invitation to bid. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the invitation to bid, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, the term of which is always counted from the date of execution of the Instrument of Authorization referring to this bidding process. The amount resulting from the governmental bidding for Vivo totaled approximately R$50,300, without including the lots in the state of Minas Gerais.

Auction of 2.1 Mhz (3G) Frequencies

On December 18, 2007, Telemig Celular was declared the winning bidder in 2 lots (Minas Gerais - Sector 2 and Triângulo Mineiro - Sector 3) for the extension of third generation (3G) mobile services, with 10 + 10 Mhz width. The proposal of Telemig Celular for the lots purchased was approximately R$53.535.

On December 20, 2007, Vivo was declared the winning bidder in the Band J lots, with 10 + 10 MHz width, except for areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the invitation to bid. For all Band J lots acquired, Vivo’s offer was R$1,147,693.

On April 29, 2008, the Company signed with ANATEL the Instruments of Authorization for use of this radiofrequency sub-bands for Vivo and Telemig Celular.

The terms of use of these licenses are for a period of 15 years, subject to a renewal period of 15 years. The amount of 10% has been already paid on the date of execution of the Instrument of Authorization. According to the contract, the remaining 90%, totaling R$1,032,924 and R$48,182 in Vivo and in Telemig Celular, respectively, may be paid in 6 equal and annual installments, with a grace period of 3 years, the amount to be paid being adjusted to the Telecommunications Industry Index - IST, plus 1% monthly, or until December 11, 2008 without interest and indexation. As for Vivo, the amount recorded was R$1,032,924, and is adjusted to the IST (period from December 2007 to December 2008) plus 1% monthly (period from April to December 2008), as stated in note 19.

The price payable for the 2.1 Mhz (3G) licenses was recorded as a counter-entry to the intangible assets. As for Telemig Celular, the amount recorded was R$44,691, less the discount to present value of R$3,491, which was recorded as financial expenses, as provided for in Law No. 11,638/07 and in CPC 12. At December 11, 2008, Telemig Celular paid to ANATEL the amount of R$48,182, without any interest or monetary adjustment whatsoever.

The authorizations that were granted to the subsidiaries, according to the areas where they operate, are described as follows:

Area of Service	Autorization Valid Until

Areas 1, 2 e 3:
São Paulo (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 08/05/23
São Paulo (Ribeirão Preto, Guatapará e Bonfim Paulista) (Radio frequencies 800 MHz)	01/20/24
São Paulo (area of the Franca e region) (Radio frequencies 1900 MHz)	12/07/22

Area 3:
Rio de Janeiro (Radio frequencies 800/1900/2100 MHz)	11/29/20 to 04/30/23
Espírito Santo (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 11/30/23

Area 4:
Sector 2 – Minas Gerais (except Triângulo Mineiro) (Radio frequencies 800/1900/2100 MHz)	04/29/23 to 04/30/23
Sector 3 – Minas Gerais (Triângulo Mineiro) (Radio frequencies 800/1900/2100 MHz)	04/28/20 to 04/29/23

Area 5:
Paraná e Santa Catarina (Radio frequencies 800/1900/2100 MHz)	04/08/13 to 04/30/23

Area 6:
Rio Grande do Sul (Radio frequencies 800/1900/2100 MHz)	12/17/22 to 04/30/23

Areas 7 e 8:
Distrito Federal (Radio frequencies 800/1900/2100 MHz)	07/24/21 to 04/30/23
Góias e Tocantins (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 10/29/23
Mato Grosso (Radio frequencies 800/1900/2100 MHz)	03/30/09 to 04/30/23
Mato Grosso do Sul (Radio frequencies 800/1900/2100 MHz)	09/28/09 to 04/30/23
Rondônia (Radio frequencies 800/1.900/2100 MHz)	07/21/09 to 04/30/23
Acre (Radio frequencies 800/1900/2100 MHz)	07/15/09 to 04/30/23
Amazonas, Roraima, Amapá, Pará e Maranhão (Radio frequencies 800/1900/2100 MHz)	11/29/13 to 04/30/23

Area 9:
Bahia (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 06/29/23
Sergipe (Radio frequencies 800/1900/2100 MHz)	04/30/23 to 12/15/23

Area 10:
Alagoas, Ceará, Paraíba, Pernambuco, Piauí e Rio Grande do Norte (Radio frequencies 1900/2100 MHz)	12/17/22 to 04/30/23

Renewal of the authorizations which will expire in 2009 have been already applied for with the regulatory agency, and none of them is expected to be denied.

22. OTHER LIABILITIES

	As of December 31,

	2008	2007

Deferred revenues	451,772	336,320
Reverse stock split (a)	244,090	116,807
Provision for asset retirement obligation (b)	183,387	145,947
Provision for customer loyalty program	117,590	76,337
Provision for Pension Fund	12,372	3,960
Payables to related parties	3,906	847
Concession licenses	-	45,325
Others	9,260	16,779

Total	1,022,377	742,322

Current	820,233	546,169
Noncurrent	202,144	196,153

(a) This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

(b) This provision refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof (asset retirement obligation).

23. SHAREHOLDERS’ EQUITY

a) Capital Stock

At December 31, 2008, the Company's subscribed and paid-up capital was R$6,710,526, represented by shares with no face value, distributed as follows:

	Thousands of shares

	12.31.08	12.31.07

Shares outstanding
Common	134,151	524,932
Preferred	233,245	917,186

Total	367,396	1,442,118

The Special Shareholders’ Meeting held on September 11, 2008, approved the grouping of the 1,474,077,420 book-entry registered shares, with no face value, being 536,601,378 common shares and 937,476,042 preferred shares, representing the capital stock, in the proportion of four (4) shares for one (1) share of the respective type, resulting in 368,519,356 book-entry type registered shares, with no face value, being 134,150,345 common shares and 234,369,011 preferred shares, as set forth in article 12 of Law No. 6,404/76.

b) Dividends and Interest on Shareholders’ Equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

b.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s outstanding shares; or

b.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the General Shareholders’ Meeting held on March 15, 2007, the payment of dividends on the income for year 2006 to the holders of preferred shares was approved. However, the approved amount was lower than the minimum statutory value required for removing the right to vote of the preferred shares.

b.3) Dividends and interest on shareholders’ equity not claimed by shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6,404/76.

Dividends due were calculated as follows in 2008:

12.31.08

Consolidated net income for the year	389,683
Consolidation adjustments:
Unclaimed dividends and interest on shareholders’equity	10,218

Unconsolidated net income for the year	399,901
Appropriation to legal reserve	(19,995)

Adjusted net income	379,906

Minimum dividend (25% on adjusted net income)	(94,977)

Proposed interest on shareholders’ equity (gross)	161,113
Withholding income tax	(24,167)

Proposed interest on shareholders’ equity (net)	136,946

Proposed additional dividend:	265,685

Proposed dividend and interest on shareholders’ equity:	402,631

1) Distribution of interest on shareholders’equity

Number of common and preferred shares (excluded treasury shares)	367,395,631

Gross interest on shareholders' equity proposed per share (common and preferred)	R$0.438528010149
Net interest on shareholders' equity proposed per share (common and preferred)	R$0.372748808626

2) Distribution of dividends
Common shares (R$)	97,012
Preferred shares (R$)	168,673

Total	265,685
Number of shares
Common shares	134,150,345
Preferred shares (excluded treasury shares)	233,245,286

Dividend per share
Common shares	R$0.72315861
Preferred shares	R$0.72315861

c) Capital Reserves

c.1) Goodwill in Stock Issue

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

c.2) Special Goodwill Reserve

This reserve was booked as a result of the Corporate Reorganization processes described in note 31, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the goodwill incorporated. The portion of special goodwill reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

The Meeting of the Board of Directors held on May 26, 2008 approved a capital increase of R$362,742, representing the tax benefit of the goodwill incorporated, and R$179,862 and R$182,880 for the years 2006 and 2007, respectively, with the issue of 31,959,675 new shares, being 11,669,713 common shares and 20,289,962 preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6,404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações S.A. and Sudestecel Participações Ltda.

c.3) Tax incentives

These represent the amounts invested in tax incentives in previous fiscal years, as allowed by Brazilian Tax Legislation.

d) Income Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law No. 6,404/76.

d.2) Expansion Reserve

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3) Contingencies Reserve and Shares held on Treasury

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e) Retained Earnings

Pursuant to the change introduced by Law No. 11,638/07, the net profit for the year must be entirely distributed as dividends or income reserve in accordance with the provisions in articles 193 to 197 of Law No. 6,404/76.

24. NET OPERATING REVENUE

	Years ended December 31,

	2008	2007	2006

Subscription and use	10,013,953	8,000,754	7,319,691
Interconnection	6,140,301	5,109,277	4,338,094
Data and value-added services	2,049,801	1,330,552	970,352
Other services	244,121	98,008	83,891

Gross revenue from service	18,448,176	14,538,591	12,712,028

Value-added tax on services (ICMS)	(3,114,869)	(2,447,298)	(2,240,008)
Discounts granted	(812,745)	(474,139)	(451,657)
PIS and COFINS	(669,788)	(521,963)	(457,026)
Service tax (ISS)	(5,478)	(5,893)	(3,124)

Net operating revenue from services	13,845,296	11,089,298	9,560,213

Revenue from sale of handsets and accessories	3,258,070	3,105,703	2,742,645

Discounts granted	(1,009,701)	(1,144,698)	(832,193)
Value-added tax on services (ICMS)	(308,298)	(242,994)	(230,197)
PIS and COFINS	(196,994)	(167,791)	(163,769)
Returns of goods	(118,709)	(147,024)	(139,985)

Net operating revenue from sale of handsets and accessories	1,624,368	1,403,196	1,376,501

Total net operating revenue	15,469,664	12,492,494	10,936,714

There is not any customer who has contributed more than 10% of the gross operating revenue for fiscal years ended on December 31, 2008, 2007 and 2006, with the exception of Telecomunicações de São Paulo S/A - TELESP, a fixed telephone operating company in the state of São Paulo that accounted for approximately 10,5% during year ended December31, 2006. The amounts in question refer mainly to interconnection.

The services provided to Telesp (a related party) are billed using similar terms to those with third parties.

25. COST OF SERVICES AND GOODS SOLD

	Years ended December 31,

	2008	2007	2006

Interconnection	(2,146,713)	(1,618,216)	(784,992)
Depreciation and amortization	(1,669,468)	(1,378,923)	(1,327,454)
Taxes and contributions	(656,199)	(498,801)	(517,490)
Outside services	(520,905)	(425,753)	(369,953)
Rent, insurance and condominium fees	(281,509)	(209,923)	(206,788)
Leased lines	(274,254)	(226,190)	(222,542)
Personnel	(120,108)	(102,941)	(88,709)
Other	(30,449)	(65,709)	(147,930)

Cost of services rendered	(5,699,605)	(4,526,456)	(3,665,858)

Cost of goods sold	(2,441,894)	(2,096,834)	(1,898,310)

Total	(8,141,499)	(6,623,290)	(5,564,168)

26. SELLING EXPENSES

	Years ended December 31,

	2008	2007	2006

Outsourced services	(1,913,309)	(1,635,977)	(1,614,256)
Depreciation and amortization	(520,608)	(457,166)	(410,314)
Costumer loyalty and grants	(429,216)	(310,856)	(220,360)
Advertising	(443,616)	(323,660)	(320,186)
Personnel	(338,229)	(302,310)	(302,229)
Allowance for doubtful accounts	(303,845)	(365,740)	(720,496)
Rent, insurance and condominium fees	(66,115)	(66,439)	(60,772)
Other	(89,478)	(70,635)	(102,457)

Total	(4,104,416)	(3,532,783)	(3,751,070)

27. GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31

	2008	2007	2006

Outsourced services	(463,419)	(529,091)	(425,211)
Depreciation and amortization	(336,536)	(308,532)	(297,011)
Personnel	(298,815)	(266,462)	(255,719)
Rent, insurance and condominium fees	(83,061)	(79,510)	(92,195)
Other	(22,511)	(23,600)	(29,612)

Total	(1,204,342)	(1,207,195)	(1,099,748)

28. OTHER OPERATING EXPENSES, NET

	Years ended December 31,

	2008	2007	2006

Recovered expenses	159,421	180,682	293,206
Fines	103,582	67,559	88,842
Shared infrastructure – EILD	95,017	52,764	58,119
Reversal of provisions	36,370	12,211	29,065
Rental properties	13,277	-	-
Amortization of goodwill	(480,161)	(380,746)	(381,061)
Provision for contingencies	(175,069)	(196,805)	(138,615)
FUST	(75,665)	(60,682)	(53,549)
PIS e COFINS on other revenues	(64,241)	(51,979)	(43,947)
ICMS on other expenses	(48,034)	(60,387)	(71,820)
FUNTTEL	(37,802)	(30,376)	(26,818)
Amortization of deferred charges	(36,484)	(35,871)	(47,619)
Other taxes, fees and mandatory contributions	(13,893)	(32,970)	(23,613)
Sale and provision for losses on assets	(31,300)	(20,581)	-
Realization of provision for investments losses	69,073	69,070	69,074
Others income (expenses)	16,048	(21,331)	(70,734)

Total	(469,861)	(509,442)	(319,470)

29. NET FINANCIAL EXPENSES

	Years ended December 31,

	2008	2007	2006

Financial income:
Income from financial transactions	345,704	208,824	286,805
PIS and COFINS on financial income (a)	(41,507)	(22,848)	(51)

Subtotal	304,197	185,976	286,754

Financial expenses:
Loans, financing and debentures	(442,249)	(289,077)	(397,164)
Derivative transactions	(321,423)	(222,196)	(427,385)
CPMF	(1,769)	(62,722)	(78,807)
Discounts	(39,134)	(30,487)	(53,590)
Other financial transactions	(58,117)	(54,818)	(63,909)

Subtotal	(862,692)	(659,300)	(1,020,855)

Monetary and exchange variations:

In assets
Derivative transactions	792,780	11,626	(49,640)

In liabilities
Derivative transactions	48,133	(298,604)	(287,239)
Loans and financing	(841,552)	296,138	334,978
Suppliers and other transactions	(78,565)	1,375	(11,983)

Subtotal	(79,204)	10,535	(13,884)

Total	(637,699)	(462,789)	(747,985)

(a) This amount relates to Pis and the Cofins incident on interest on shareholders’ equity received from its subsidiary.

30. NET NONOPERATING EXPENSES

	Years ended December 31

	2008	2007	2006

Net gain on disposal of property, plant and equipament	-	-	1,220
Provision for losses on assets	-	-	(277,988)
Provision for losses on investiments	-	-	(671)
Other	-	-	(11,531)

Total	-	-	(288,970)

31. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries record provisions for income and social contribution taxes monthly on the accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences and tax loss carryforwards were calculated based on the 34% rate.

a) Components of income taxes

The composition of expenses on income and social contribution taxes is shown below:

	Years ended December 31,

	2008	2007	2006

Income and social contribution tax on goodwill amortization	(308,863)	(287,737)	(290,228)
Current income and social contribution tax	(51,630)	(18,174)	(218,238)
Deferred income and social contribution tax	(109,009)	49,086	1,367,478

Total	(469,502)	(256,825)	859,012

b) Reconciliation of effective tax rate

The following provides a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Years ended December 31,

	2008	2007	2006

Pre-tax income (loss)	911,847	156,995	(834,697)

Tax credit at combined statutory rate (34%)	(310,028)	(53,378)	283,797
Benefit from deductibility of interest attributed to shareholders’ equity	58,808	-	-

Permanent additions:
Nondeductible expenses - goodwill amortization	(146,953)	(105,970)	(106,076)
Other nondeductible expenses	(87,576)	(104,575)	(73,226)
Nondeductible on accounting receivable	-	-	(60,849)
Other additions	(10,473)	(1,870)	(25,709)
Permanent exclusions:
Other deductible expenses	40,557	11,843	34,604
Other exclusions	1,558	-	-
Unrecognized tax loss and temporary differences	(15,395)	(2,875)	(108,612)
Tax loss and temporary differences not recognized in prior years (*)	-	-	(*) 915,083

Tax income (expense)	(469,502)	(256,825)	859,012

(*) As a result of the corporate restructuring since profitable subsidiaries were merged into a subsidiary with significant unrecorded tax losses carryforwards.

The subsidiary Telemig Celular is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004. In 2008 the Company had benefit of R$1,340.

c) Composition of deferred income tax assets

The breakdown of deferred income and social contribution taxes are as follows:

	As of December 31,

	2008	2007

Income and social contribution taxes loss carryforwards (a)	1,131,195	1,116,252
Tax credit acquired - restructuring (b)	916,994	634,405
Tax credits on provisions for: (c)
Contingencies and legal liability - CVM 489	202,983	120,374
Accelerated depreciation	131,731	134,067
Suppliers	155,185	125,801
Doubtful accounts	131,685	117,198
Derivative contracts	28,974	107,254
Customer loyalty program	39,980	25,954
Employee profit sharing	33,163	33,989
Valuation allowance and provision for losses- fixed assets	106,830	102,047
Obsolescence	14,478	12,857
Other amounts	41,751	50,872

Total deferred taxes	2,934,949	2,581,070

Current	1,120,523	912,177
Noncurrent	1,814,426	1,668,893

The amount recorded in the current assets refers to reversal of temporary differences and use of tax losses and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a) Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years (in accordance with Brazilian Tax Legislation) and subject to no expiration date. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these tax bases in the amount of R$689,572 (R$685,566 at December 31, 2007), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b) Tax credit acquired: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity. Realization will occur proportionally to the amortization of the goodwill in its subsidiaries, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c) Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these provisions in the amount of R$155,481 (R$156,163 at December 31, 2007), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

31.1 Tax benefits – Corporate Restructuring

As a result of the corporate reorganization process (note 1), the Company incorporated the goodwill paid on the privatization and acquisition of subsidiaries, in accordance with Instructions CVM 319 as of December 3, 2000 and 349 as of March 6, 2001.

Prior to the transfers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets being merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	As of December 31,

	2008			2007

Restructuring	Goodwill	Provision	Net	Net

Global Telecom S.A. – Acquisition	416,503	(274,892)	141,611	180,520
Telesp Celular S.A. – Privatization	292,668	(193,161)	99,507	208,060
Tele Centro-Oeste Celular Participações S.A. – Acquisition	251,582	(166,044)	85,538	214,877
Tele Leste Celular Participações S.A. – Privatization	58,856	(38,846)	20,010	30,948
Telemig Participações S.A. – Privatization	58,371	(38,525)	19,846	-

Telemig Participações S.A. – corporate restructuring TCO IP	1,485,172	(980,214)	504,958	-
Telemig Celular S.A. - corporate restructuring TCO IP	133,896	(88,372)	45,524	-

Total	2,697,048	(1,780,054)	916,994	634,405

The changes during the year ended December 31 are as follows:

	Years ended December 31,

	2008	2007

Results:
Amortization of goodwill	(908,423)	(881,048)
Reversal of Provision	599,560	593,313
Tax credit	308,863	287,735

Effect on results	-	-

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholders.

At a meeting of the Board of Directors held on May 26, 2008, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount of R$362,742, corresponding to the tax benefits generated in 2006 and 2007 (Note 23).

The tax benefits realized during fiscal year 2008 shall be capitalized during fiscal year 2009, with due regard to the extension of the preemptive rights upon the increase of the capital stock in conformity with article No. 171 of Law 6,404/76.

32. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

a) General considerations

At December 31, 2008 and 2007, the main financial instruments, and their respective values by category, are as follows:

	Year ended December, 31

	2008			2007

	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total

ASSETS
Cash and cash equivalents	2,182,913	-	2,182,913	2,190,990	-	2,190,990
Short-term investments pledged as collateral	88,822	-	88,822	59,467	-	59,467
Trade accounts receivable, net	-	2,578,498	2,578,498	-	2,178,745	2,178,745
Derivative contracts	632,751	-	632,751	10,495	-	10,495
Advances to suppliers	-	1,550	1,550	-	832	832

Liabilities
Payroll and related accruals	-	185,471	185,471	-	173,472	173,472
Trade accounts payable	-	3,726,324	3,726,324	-	3,069,308	3,069,308
Taxes payable	-	1,049,175	1,049,175	-	761,825	761,825
Loans and financing	2,393,693	4,531,038	6,924,731	1,961,291	884,266	2,845,557
Interest on shareholders’ equity and dividends	-	545,864	545,864	-	22,219	22,219
Derivative contracts	203,323	-	203,323	449,168	-	449,168
Debentures	-	1,078,425	1,078,425	-	1,539,912	1,539,912
Other liabilities	-	1,022,377	1,022,377	-	742,322	742,322

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiary companies has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

The Company and its subsidiaries are also subject to credit risk originating from their financial investments and amounts receivable from swap transactions. The Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

Interest Rate Risk

This risk arises out of the portion of the debt and of the liability positions in derivatives contracted at floating rates, and involves the risk of the financial expenses increasing due to an unfavorable change in the interest rates.

The Company and its subsidiaries are exposed to the risk of increased interest rates, due to the liabilities portion of the derivative transactions (Exchange Hedge) and to CDI-referenced debts. The balance of financial investments, indexed to the CDI, partially neutralizes this effect.

Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the outstanding balances of foreign currency loans.

The Company and its subsidiaries have contracted financial derivative transactions so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at December 31, 2008 and 2007:

	In thousands - 2008

	US$	€	¥

Loans and financing	(467,501)	-	(51,937,288)
Loans and financing - UMBNDES	(4,061)	-	-
Derivative instruments	467,308	-	51,937,288
Other liabilities	(33,104)	(20,044)	-

Total (insufficient coverage)	(37,358)	(20,044)	-

	In thousands- 2007

	US$	€	¥

Loans and financing	(410,410)	(15,280)	(67,066,210)
Loans and financing - UMBNDES	(5,666)	-	-
Derivative instruments	413,522	15,280	67,066,210
Other liabilities	(43,404)	(35,502)	-

Total (insufficient coverage)	(45,958)	(35,502)	-

c.) Transactions with Derivatives

The Company and its subsidiaries entered into swap contracts in foreign currency at several interest rates, in a notional amount of US$515,606, and JPY51,594,615 (US$369,259, JPY66,065,284 and €15,234 at December 31, 2007). At December 31,2008, the Company had interest rate swap contracts in a notional amount of R$225,000 (R$1,097,596 at December 31, 2007) for interest rates in local currency (CDI) and the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at December 31, 2007). On December 31, 2008 the Company and its subsidiaries have no foreign currency swaps indexed at to foreign interest rate (Libor). At December 31, 2007 the amount was US$52,480.

As required by Law No. 11,638/07, the Company and its subsidiaries started applying CPC 14 since the transition date on January 1, 2007. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific accounting criteria such as hedge.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value, with due regard to the following: for those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and its subsidiaries started designating certain swap contracts as fair value hedges (see table below) of a portion of the foreign currency debts (US Dollar and Japanese Yen), local interest rate (CDI) and IGPM.

The Company and Vivo calculate the effectiveness of these hedges at the beginning and continuously (at least on a quarterly basis) and the hedges contracted on December 31, 2008 showed to be effective in relation to the debts subject matter of such coverage. As long as these derivative contracts are identified as hedge accounting according to CPC 14, the covered debt is also adjusted to the fair value in conformity with the fair value hedge rules.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

Risk Management Policy

All contracted derivative financial instruments for the Company and its subsidiaries is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.6% of the financial exchange liabilities are hedged.

The Company and its subsidiaries keep internal controls in relation to their derivative instruments which, in the opinion of management are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and its subsidiaries in relation to their derivative financial instruments show that management has properly managed risks.

Fair values of the derivative financial instruments

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at the balance sheet date and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted .

The financial instruments disclosed below are recorded with the CETIP - Custody and Settlement Agency, all of them being classified as swaps, not requiring a margin deposit.

Description			Notional		Fair Value		Cumulative effect (current period)

			2008	2007	2008	2007	Amount receivable/(received)	Amount payable/(paid)

"Swap's" of contract

Asset Position
(1) Foreign currency	Index	Rate	1,768,940	1,949,711	2,432,082	1,832,786	713,641	-
ABN AMRO	USD	5.94%	78,079	211,635	112,188	193,712	33,233	-
BANCO DO BRASIL	JPY	From 2.46% to 5.78%	301,899	421,021	504,863	387,221	180,674	-
BRADESCO	USD	5.00%	29,128	351,377	43,676	328,946	13,125	-
CITIBANK	USD	4.47%	181,230	218,372	205,044	206,803	61,394	-
ITAÚ	USD	From 6.60% to 6.80%	643	14,557	657	14,196	-	-
JP MORGAN	USD	4.18%	443,207	59,136	536,433	93,489	178,381	-
PACTUAL	USD	From 4.85% until 6.51%	1,812	4,055	1,892	3,064	-	-
SANTANDER	JPY	From 1% until 2.50%	542,296	641,584	835,118	581,882	246,834	-
UNIBANCO	USD	0%	92,792	-	93,478	-	-	-
VOTORANTIM	USD	From 6.26% until 8.09%	97,854	9,330	98,733	6,888	-	-
BNP PARIBAS	USD	6.2%	-	18,644	-	16,585	-	-

(2) Post Rate (CDI)			225,000	1,097,596	226,248	1,214,508	-	-
BANCO DO BRASIL	CDI	100.00%	175,000	44,500	175,970	49,737	-	-
BRADESCO	CDI	100.00%	50,000	456,152	50,278	504,850	-	-
MERRILL LYNCH	CDI	100.00%	-	44,502	-	49,739	-	-
SANTANDER	CDI	100.00%	-	552,442	-	610,182	-	-

(3) Pre Rate (IGPM)			110,000	110,000	156,703	138,073	15,623	-
UNIBANCO	IGPM	9.45%	110,000	110,000	156,703	138,073	15,623	-

Liabilities position
Post Rate (CDI)			(1,768,940)	(1,949,711)	(1,920,551)	(2,276,116)	-	202,109
ABN AMRO	CDI	110.00%	(78,079)	(211,635)	(78,955)	(253,823)	-	-
BANCO DO BRASIL	CDI	From 103.40% until 107.40%	(301,899)	(421,021)	(324,189)	(479,984)	-	-
BRADESCO	CDI	110.00%	(29,128)	(351,377)	(30,551)	(386,030)	-	-
CITIBANK	CDI	95.50%	(181,230)	(218,372)	(177,882)	(221,388)	-	34,233
ITAÚ	CDI	100.00%	643	(14,557)	(1,172)	(15,000)	-	515
JP MORGAN	CDI	96.00%	(443,207)	(59,136)	(452,853)	(173,880)	-	94,799
PACTUAL	CDI	100.00%	(1,812)	(4,055)	(3,144)	(6,191)	-	1,252
SANTANDER	CDI	From 106.00% until 111.00%	(542,296)	(641,584)	(588,284)	(703,446)	-	-
UNIBANCO	CDI	74.80%	(92,792)	-	(127,030)	-	-	33,552
VOTORANTIM	CDI	From 75.25% until 100.00%	(97,854)	(9,330)	(134,491)	(14,939)	-	37,758
BNP PARIBAS	CDI	106.00%	-	(18,644)	-	(21,435)	-	-

Pre Rate (IGPM)			(225,000)	(1,097,596)	(227,461)	(1,216,844)	-	1,214
BANCO DO BRASIL	Pré	From 12.78% until 12.81%	175,000	44,500	(176,908)	(49,979)	-	938
BRADESCO	Pré	12.81%	50,000	456,152	(50,553)	(505,084)	-	276
MERRILL LYNCH	Pré	12.46%	-	44,502	-	(49,979)	-	-
SANTANDER	Pré	From 11.30% until 12.62%	-	552,442	-	(611,802)	-	-

Post Rate (CDI)			(110,000)	(110,000)	(141,080)	(128,690)	-	-
UNIBANCO	CDI	107.00%	(110,000)	(110,000)	(141,080)	(128,690)	-	-

				Provision withholding income tax			(96,513)	-
				Amount receivable/payable withholding income tax, net			632,751	(203,323)
				Balance of Balance Sheet Adjustment:			429,428

(1) Foreign currency swaps x CDI (R$2,432,082) – swap transactions contracted with maturity date until 2015, for protection against exchange variation risk in financing transactions of this kind (R$2,443,250).

(2) Swap CDI X Pre (R$226,248) – swap transactions contracted with maturity date in January 2010, for partially protecting against local interest rate fluctuations in relation to debts and derivatives exposed in CDI (debts of R$2,368,017). For the other exposures to CDI (swap liabilities), the Company and its subsidiaries have short term financial investments based on the variation of the CDI (R$2,126,539 at December 31, 2008) as partial “natural hedge”. The book values of these financial investments are close to market values, because they are redeemed at short term.

(3) Swap IGPM x CDI percentage (R$156,703) – swap transactions contracted with maturity date until 2010 with the purpose of protecting the flow identical to the debts at IGPM (R$156,703).

At December 31, 2008, assets in the amount of R$632,751 and liabilities in the amount of R$203,323 were recorded by the Company and its subsidiaries for recognition of the net derivatives positions as of that date.

Gains and losses in the fiscal year ended on December 31, 2008, grouped by contracts executed, were recorded in the income accounts (note 29), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the swaps at December 31, 2008:

Description					Amount payable/receivable 12/31/2008
"Swap's" of contract	Maturity

	2009	2010	2011	2012 and after

Foreign currency x CDI
ABN AMRO	-	33,232	-	-	33,232
BANCO DO BRASIL	172,557	-	8,117	-	180,674
BRADESCO	13,125	-	-	-	13,125
CITIBANK	(8,542)	(7,060)	(6,271)	49,035	27,162
ITAÚ	(515)	-	-	-	(515)
JP MORGAN	(25,056)	(17,356)	(15,892)	141,884	83,580
PACTUAL	(1,252)	-	-	-	(1,252)
SANTANDER	246,835	-	-	-	246,835
UNIBANCO	(33,551)	-	-	-	(33,552)
VOTORANTIM	(35,220)	(1,707)	(830)	-	(37,758)

Total	328,379	7,109	(14,876)	190,919	511,531

CDI x Pre
BANCO DO BRASIL	-	938	-	-	938
BRADESCO	-	276	-	-	276

Total	-	1,213	-	-	1,213

IGPM x CDI
UNIBANCO	-	15,623	-	-	15,623

Total	-	15,623	-	-	15,623

		Provision withholding income tax			(96,513)
		Amount receivable/payable withholding income tax, net			429,428
		Balance of Balance Sheet Adjustment:			429,428

Analysis of sensitivity to the risk variables of the Company and its subsidiaries

CVM requires for that publicly-held companies, in addition to the provisions in item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensitivity analysis, for each type of market risk deemed by management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, the most probable scenario, as evaluated by management, was the realization at the maturity dates of each of the transactions of what the market has been signaling through the market curve (currencies and interests) of the BM&F and Bovespa. In this way, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For scenarios II and III, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and its subsidiaries only have derivative instruments for hedging of their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. For these transactions, the Company has stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensitivity analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Sensitivity Analysis – Net Exposure

Operation	Risk	Scenario I	Scenario II	Scenario III

Hedge (Asset position)	Derivatives (Risk reduction USD)	1,092,100	1,456,427	1,870,991
Debt in USD	Debt (Risk increase USD)	(1,103,268)	(1,470,310)	(1,887,555)

	Net exposure	(11,168)	(13,883)	(16,564)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	1,339,982	1,678,732	2,019,046
Debt in JPY	Debt (Risk increase JPY)	(1,339,982)	(1,678,732)	(2,019,046)

	Net exposure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	226,248	232,356	238,464
Debt in IGP-M	Debt (Risk increase IGP-M)	(226,248)	(232,356)	(238,464)

	Net exposure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction CDI)	156,703	160,332	164,125
Debt in CDI	Debt (Risk increase CDI)	(156,703)	(160,332)	(164,125)

	Net exposure	-	-	-

Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(2,061,631)	(2,162,494)	(2,226,791)

	Net exposure	(2,061,631)	(2,162,494)	(2,226,791)

Premises for the Sensitivity Analysis

Risk Variable	Scenario I	Scenario II	Scenario III

USD – American Dolar	2.337	2.921	3.506

JPY – Japanese Yen	0.0258	0.0320	0.0390

IGP-M – Brazilian Inflation Index	9.81%	12.26%	14.71%

CDI – Interbank Deposit Rate	13.62%	17.03%	20.43%

The net exposure in CDI shown in the sensitivity analysis does not reflect all the exposure of the Company and of its subsidiaries to the local interest rate, once the Company has debts indexed to the CDI, as already mentioned.

For calculate the net exposure, all derivate was a fair value, as well as associate debts (hedged).

The fair values, shown in the table above are from a portfolio position at December 31, 2008, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and its subsidiaries. The use of different premises may significantly affect the estimates.

33. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of the publication for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are administered by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668 -0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (company that was merged into Vivo) are mentioned, in addition to Sistel, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, management believes that at this time there is no payment risk, and at December 31, 2008 the chance of loss was classified as possible. At December 31, 2008 the amount in question was R$1,475 (R$1,301 at December 31, 2007).

On February 2, 2007, the process for transferring the administration of Sistel Social Security Foundation plans to Visão Prev - Sociedade de Previdência Complementar (“Visão Prev”) was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by Vivo were gradually transferred to Visão Prev until December 31, 2007, while the transfer of the assets of the plans occurred on May 2, 2007.

On August 21, 2007, the regulation of Vivo-Prev plan was approved, an individual plan of defined contribution, which has already been managed by Visão Prev. The contributions of Vivo to this plan are equal to the ones from the participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

The process of migration in which the participants of old plans could choose to migrate to the new Vivo-Prev plan started on March 01, 2008. This process of migration was completed on May 31, 2008, with massive adhesion to the new plan.

Telemig Celular individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost.

Telemig Celular also sponsors the CelPrev, a defined contribution plan. The participant can make three types of contributions to the plan, namely: (a) regular basic contribution: percentage varies from 0% to 2% of his participation salary; (b) additional regular contribution: percentage varies from 0% to 6% of that portion of his participation salary that exceeds 10 Standard Reference Units of the Plan; and, (c) voluntary contribution: percentage is freely chosen by the participant and applied on his/her participation salary. The sponsor can make four types of contributions, namely: (a) regular basic contribution: contribution equal to the participant’s regular basic contribution, less the contribution for defraying the cost of the sickness allowance and for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s regular additional contribution, less the administrative expenses; (c) eventual contribution: voluntary contribution made at such times as may be determined by the sponsor; and (d) special contribution: contribution solely intended for those employees of the sponsor who are not participants of the PBS and who joined the plan within 90 days from the effective date of the CelPrev.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 22).

Below is a breakdown of the provision for the defined benefits retirement plans and retired employees medical assistance plan at December 31, 2008 and 2007, as well as other information required in CVM Resolution no. 371 about such plans:

Plan	2008	2007

PAMA	11,853	3,308
Vivo Prev	-	652
TCP Prev	519	-

Total	12,372	3,960

1) Reconciliation of Assets and Liabilities

	2008

	Total actuarial	Fair value of plan	Net liabilities
	liabilities	assets	(assets)

Vivo Prev	16,993	(26,747)	(9,754)
PAMA (i)	18,201	(6,348)	11,853
PBS (ii)	98,060	(141,149)	(43,089)
PBS-A (i) e (ii)	31,497	(42,870)	(11,373)
TCP Prev	519	-	519
TCO Prev (ii)	21,905	(29,004)	(7,099)
Visão (ii)	379	(5,774)	(5,395)
Cel Prev	1,364	(4,081)	(2,717)

	2007

	Total actuarial	Fair value of plan	Net liabilities
	liabilities	assets	(assets)

Vivo Prev	652	-	652
PAMA (i)	6,100	(2,792)	3,308
PBS (ii)	23,778	(33,648)	(9,870)
PBS-A (i) e (ii)	25,780	(41,812)	(16,032)
TCP Prev	3,220	(7,847)	(4,627)
TCO Prev (ii)	42,599	(59,623)	(17,024)
Visão (ii)	5,139	(24,073)	(18,934)

i) This refers to the proportional participation of the Company in the assets and liabilities of the multi-sponsored plan – PAMA and PBS-A;

ii) Although the PBS, PBS-A, TCO Prev, Visão, Vivo Prev and Cel Prev have recorded a surplus at December 31, 2008, not any asset was recognized by the sponsor due to the absence of outlooks for use of such surplus.

2) Changes in the net actuarial liabilities (assets)

	Net (asset) liability at 12/31/07	Balance of plans of Telemig Participações at 12/31/07	Expenses (income) recognized in income in 2008	Sponsor’s contribution	Actuarial (gains) losses for the year	Net (asset) liability at 12/31/08

Vivo Prev	652	-	200	(1,200)	(9,406)	(9,754)
PAMA	3,308	3,193	1,100	(71)	4,323	11,853
PBS	(9,870)	(25,067)	(7,064)	(469)	(619)	(43,089)
PBS-A	(16,032)	(259)	(1,837)	-	6,755	(11,373)
TCP Prev	(4,627)	-	(112)	(7)	5,265	519
TCO Prev	(17,024)	-	(1,355)	(79)	11,359	(7,099)
Visão	(18,934)	-	(1,459)	(223)	15,221	(5,395)
Cel Prev	-	(719)	(337)	(73)	(1,588)	(2,717)

3) Changes in the actuarial liabilities

	Actuarial liabilities at 12/31/07	Balance of plans of Telemig Participações at 12/31/07	Cost of current service	Interest on actuarial liabilities	Benefits paid	Actuarial (gains) losses	Actuarial liabilities at 12/31/08

Vivo Prev	652	-	135	65	-	16,141	16,993
PAMA	6,100	8,280	140	1,527	(515)	2,669	18,201
PBS	23,778	58,102	1,958	8,627	(3,695)	9,290	98,060
PBS-A	25,780	699	-	2,745	(2,308)	4,581	31,497
TCP Prev	3,220	-	425	322	(13)	(3,435)	519
TCO Prev	42,599	-	692	4,510	(791)	(25,105)	21,905
Visão	5,139	-	684	519	(8)	(5,955)	379
Cel Prev	-	1,166	171	122	(44)	(51)	1,364

4) Changes in the plan assets

	Fair value of plan assets at 12/31/07	Balance of plans of Telemig Participações at 12/31/07	Benefits paid	Sponsor’s and employees’ contributions	Return on plan assets	Actuarial Gains (losses) on assets	Fair value of plan assets at 12/31/08

Vivo Prev	-	-	-	(1,219)	-	(25,528)	(26,747)
PAMA	(2,792)	(3,790)	515	(71)	(618)	408	(6,348)
PBS	(33,648)	(107,919)	3,695	(1,435)	(15,221)	13,379	(141,149)
PBS-A	(41,812)	(1,133)	2,308	-	(4,580)	2,347	(42,870)
TCP Prev	(7,847)	-	13	(7)	(859)	8,700	-
TCO Prev	(59,623)	-	791	(84)	(6,529)	36,441	(29,004)
Visão	(24,073)	-	8	(234)	(2,646)	21,171	(5,774)
Cel Prev	-	(4,557)	44	(95)	(516)	1,043	(4,081)

5) Expenses (revenue) in 2008

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Cost of the amortization	Total

Vivo Prev	135	65	-	-	-	200
PAMA	140	1,527	(618)	-	51	1,100
PBS	1,958	8,627	(15,221)	(957)	(1,469)	(7,062)
PBS-A	-	2,745	(4,580)	-	(3)	(1,838)
TCP Prev	425	322	(859)	-	-	(112)
TCO Prev	692	4,510	(6,529)	(28)	-	(1,355)
Visão	684	519	(2,646)	(15)	-	(1,458)
Cel Prev	171	122	(516)	-	(115)	(338)

6) Estimated expenses (revenue) for 2009

	Cost of service	Cost of interest on actuarial obligations	Expected return on assets	Employees’ contributions	Total

Vivo Prev	2,554	1,611	(3,075)	(58)	1,032
PAMA	171	1,821	(671)	-	1,321
PBS	2,020	9,735	(15,634)	(996)	(4,875)
PBS-A	83	3,001	(4,977)	-	(1,893)
TCP Prev	66	49	-	(26)	89
TCO Prev	74	2,170	(3,183)	(7)	(946)
Visão	46	36	(644)	(14)	(576)
Cel Prev	182	134	(465)	(12)	(161)

7) Actuarial premises

	Discount rate
	used at current
	value of	Estimate return	Future
	actuarial	rate on plan	compensation	Medical costs	Benefits	Mortality	Disability
	liabilities	assets	growth rate	growth rate	growth rate	table	table

Vivo Prev	10.14%	11.15%	-	-	-	AT83 segregated by gender	Mercer
PAMA	10.14%	10.88%	-	8.04%	-	AT83 segregated by gender	Mercer
PBS	10.14%	11.15% to	6.44%	-	4.90%	AT83 segregated by gender	Mercer
PBS-A	10,14%	11,91%	-	-	4,90%	AT83 segregated by gender	-
TCP Prev	10,14%	11,15%	-	-	-	AT83 segregated by gender	Mercer
TCO Prev	10,14%	11,15%	-	-	-	AT83 segregated by gender	Mercer
Visão	10,14%	11,15%	7,10%	-	4,90%	AT83 segregated by gender	Mercer
Cel Prev	10,14%	11,44%	7,10%	-	4,90%	AT83 segregated by gender	Mercer

34. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S.A., Telefonica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone customer services (call center): services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h) International roaming services: provided by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with related, non-consolidated parties:

	As of December 31,

	2008	2007

Assets
Accounts receivable, net	244,341	189,011
Other accounts receivable – related parties	11,064	10,661

Liabilities:
Suppliers and accounts payable	389,925	263,860
Technical assistance	170,178	189,696
Payables to related parties	4,070	847

Statement of operations	Years ended December 31,

	2008	2007	2006

Revenue from telecommunications services
Telecomunicações de São Paulo S.A. - Telesp	1,888,625	1,684,492	1,610,763
Telefonica S.A	-	1,424	-
Telefonica Serviços Empresariais do Brasil
Ltda	244	-	-
T,Empresas Brasil	578	-	-
A,Telecom	8,305	-	-
Atento Brasil S,A,	1,495	-	-
Telecomunicações Móveis Nacionais – TMN	610	225	-
Operadoras Grupo Telefónica (international
roaming )	3,061	-	-

Balance at December 31	1,902,918	1,686,141	1,610,763

Expenses:
Cost of services:
Telecomunicações de São Paulo S.A. –
Telesp	(173,492)	(121,930)	(134,154)
Telefonica Empresas Brasil S.A.	(4,691)	(5,361)	(3,863)
Telefonica Moviles Espana S.A.	(406)	(1,558)	(36)
Portugal Telecom Inovação Brasil Ltda	(1,377)	(982)	(1,995)
Primesys Soluções Empresariais S.A.	-	(188)	(397)
Telecomunicações Móveis Nacionais – TMN	(69)	(39)	-
Telefonica Serviços Empresariais do Brasil
Ltda	(20)	-	-
T International Wholesale	(69)	(211)	-
T International Wholesale – Brasil	(4,197)	-	-
T, Móviles Colômbia	(126)	-	-
Terra Networks Brasil S.A.	-	-	(45)

Balance at December 31	(184,447)	(130,269)	(140,490)

Other operating income (expenses), net
Atento Brasil S.A.	(314,502)	(242,767)	(253,563)
Mobitel S.A. – Dedic	(243,388)	(221,298)	(249,566)
Telefonica Serviços Empresariais do Brasil
Ltda	(60,281)	(48,057)	(25,571)
Terra Networks Brasil S.A.	(2,060)	(1,957)	(597)
Portugal Telecom Inovação Brasil Ltda	(9,918)	(4,931)	(4,272)
T International Wholesale S.A.	(57)	(290)	(382)
Telecomunicações Móveis Nacionais – TMN	-	(40)	(70)
Telefonica Empresas S.A.	612	602	(4,919)
Telecomunicações de São Paulo S.A. –
Telesp	(35,096)	(61,696)	(44,073)
Portugal Telecom SGPS S.A.	(44,800)	(62,190)	(9,206)
Telefonica S.A.	40,709	(56,779)	10,806
TBS Celular Participações Ltda	(7,865)	(11,644)	(10,141)
Cobros Gestão de Serviços	(1,380)	-	-
Telefonica Pesquisa e Desenvolvimento do
Brasil Ltda	(889)	(935)	(772)
Primesys Soluções Empresariais S.A.	184	(110)	1,241
Telefonica Comunicaciones Personales S.A. –
UNIFON	-	-	(168)
Telefonica Engenharia de Segurança do
Brasil Ltda	-	-	(2)
Telefonica Móviles Chile S.A.	-	-	23
Atelecom	8	-	-
Telefonica Soluciones de Informática Ltda	-	-	-

Balance at December 31,	(678,723)	(712,092)	(591,232)

Statement of operations	Years ended December 31,

	2008	2007	2006

Net financial income (expenses)
Telefonica S.A.	(22,357)	5,745	1,198
Telefonica International S.A.	(4,376)	2,837	1,804
Portugal Telecom SGPS S.A.	(15,871)	1,460	396
Primesys Soluções Empresariais S.A.	-	169	-
Telecomunicações Móveis Nacionais –
TMN	-	-	47

Balance at December 31	(42,604)	10,211	3,445

Nonoperating income
Telefonica Serviços Empresariais do Brasil
Ltda	-	-	29
Primesys Soluções Empresariais S.A.	-	-	33

Balance at December 31,	-	-	62

35. DIRECTORS’ FEES

In fiscal years 2008, 2007 and 2006, the directors’ and executive officers’ fees totaled R$8,162, R$6,173 and R$8,557, respectively, and were recorded as expense.

36 INSURANCE (UNAUDITED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, as of December 31, 2008, the Company and its subsidiary had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts

Operating risks	R$18,586,501
General Civil Liability– RCG	R$4,576
Automobile (fleet of executive vehicles)	100% da Tabela Fipe, R$220 for Corporal and Material

37. COMBINED FINANCIAL STATEMENTS – (UNAUDITED)

In order to offer proper comparison, we are presenting below the consolidated and combined financial statements, considering that the acquisition of the share control of Telemig Participações had already occurred on January 01, 2007.

This information is presented only for allowing additional analysis resulting from the comparison of balances and transactions. It does not purport what might have occurred if the companies were already under common control and does not purport to represent the financial statements of one corporate entity separately nor necessarily indicate future results.

Because it refers to combined information, that is, a simple sum of the accounting items, for preparation of the income statements, minority interests were not taken into consideration.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008 AND COMBINED BALANCE SHEET AS OF DECEMBER 31, 2007

ASSETS	12.31.08	12.31.07

	Consolidated	Combined
CURRENT:
Cash and cash equivalents	2,182,913	2,921,562
Short-term investments pledged as collateral	41,487	32,359
Trade accounts receivable, net	2,578,498	2,411,695
Inventories	778,704	411,902
Advances to suppliers	1,550	1,275
Deferred and recoverable taxes	2,358,647	1,920,093
Derivative contracts	347,448	1,530
Prepaid expenses	316,622	235,737
Other assets	321,384	204,188

Total current assets	8,927,253	8,140,341

NONCURRENT ASSETS:
Long-term assets:
Short-term investments pledged as collateral	47,335	27,108
Deferred and recoverable taxes	2,720,322	2,695,687
Derivative contracts	285,303	8,965
Prepaid expenses	80,206	61,024
Other assets	46,291	59,975
Investments	1,424,389	667,542
Property, plant and equipment, net	7,183,908	7,047,323
Intangible, net	3,014,704	1,799,566
Deferred assets, net	55,393	58,833

Total noncurrent assets	14,857,851	12,426,023

Total assets	23,785,104	20,566,364

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008 AND COMBINED BALANCE SHEET AS OF DECEMBER 31, 2007

LIABILITIES AND SHAREHOLDERS’ EQUITY	12.31.08	12.31.07

	Consolidated	Combined
CURRENT:
Payroll and related accruals	185,471	208,267
Trade accounts payable	3,726,324	3,453,302
Taxes payable	785,603	711,679
Loans and financing	3,098,346	1,459,604
Debentures	21,502	539,912
Interest on shareholders’ equity and dividends	545,864	81,638
Provision for contingencies	91,136	81,395
Derivative contracts	105,352	438,876
Other liabilities	820,233	709,819

Total current liabilities	9,379,831	7,684,492

NONCURRENT LIABILITIES:
Long-term liabilities:
Taxes payable	263,572	193,844
Loans and financing	3,826,385	1,533,561
Debentures	1,056,923	1,006,226
Reserve for contingencies	102,947	126,641
Derivative contracts	97,971	102,327
Concession licenses	-	69,987
Other liabilities	202,144	154,021

Total noncurrent liabilities	5,549,942	3,186,607

MINORITY INTEREST	587,804	177,605

Shareholders’ equity:
Capital stock	6,710,526	6,862,784
Treasury shares	(11,070)	(11,070)
Capital reserves	708,574	1,146,422
Income reserves	859,497	951,875
Retained earnings	-	567,649

Total shareholders’ equity	8,267,527	9,517,660

Total liabilities and shareholders equity	23,785,104	20,566,364

COMBINED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007

Revenue from service	18,925,467	16,353,186
Sale of handsets and accessories	3,286,183	3,223,252

Gross operating revenue	22,211,650	19,576,438

Deductions from gross revenue	(6,392,732)	(5,722,930)

Net operating revenue	15,818,918	13,853,508

Cost of services provided	(5,859,332)	(5,099,733)
Cost of goods sold	(2,473,248)	(2,236,390)

Gross profit	7,486,338	6,517,385

Selling expenses	(4,184,257)	(3,851,302)
General and administrative expenses	(1,249,652)	(1,361,570)
Other operating income(expenses), net	(215,382)	(461,788)

Operating expenses	(5,649,291)	(5,674,660)

Operating income before net financial expenses	1,837,047	842,725

Financial expenses	(891,124)	(710,259)
interest on shareholders’ equity paid	(172,964)	(10,107)
Financial income	350,358	270,992
Monetary and exchange variation, net	(79,193)	13,029

Net income(loss) before taxes and reversion of the interest on shareholders’ equity	1,044,124	406,380

Income and social contribution taxes	(574,193)	(338,279)
Change in Shareholders’ Equity that not affecting the result	-	1,007

Income(loss) before reversion of the interest on shareholders’ equity	469,931	69,108

Reversion of the interest on shareholders’ equity	172,964	10,107

Net income for the year	642,895	79,215

38. SUBSEQUENT EVENTS

On January 14, 2009, Telemig Celular fully settled the US$80,000 loan agreement in Unsecured Senior Notes, at interest rate of 8.75% per year, with scheduled maturity date on January 20, 2009. The total amount paid for principal and interests was R$192,559 at the settlement date.

Additionally, on this same date, Telemig Celular settled the financial transactions with derivatives (Swaps), also in the amount of US$80,000, which had been contracted for reducing the exchange variation risks of the foreign currency loan. The maturity of these contracts were scheduled for January 14, 2009 and the amounts paid totaled R$70,800.

39. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

The Company’s accounting policies comply with accounting practices adopted in Brazil, as prescribed (“Brazilian GAAP”), which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described below:

a) Change in basis of presentation

As mentioned in Note 2.b., the financial statements of the Company and of the subsidiaries have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No. 11,638, dated December 28, 2007 and by Provisional Executive Act No. 449, dated December 03, 2008.

In conformity with the provisions in CVM Resolution No. 565, dated December 17, 2008, which approved accounting statement CPC 13 – Initial Adoption of Law No. 11,638/07 and of Provisional Executive Act No. 449/08, and with a view to meet the requirements set forth in CVM Resolution No. 506/06, dated June 19, 2006, the Company has set the transition date for adoption of the new accounting practices as being January 1, 2007. CPC 13, under paragraph 10, established a choice that the Company could elected the new accounting provisions as from January 1, 2008 or January 1, 2007.

However, the Company and its subsidiaries have elected not to adopt the exemption permitted in CPC 13; therefore, their financial statements for 2007 and 2008 have been presented in conformity with the same accounting practices and, thus, are comparable, except for the effects of the acquisition of the equity interest of Telemig Participações and Telemig Celular, as previously discussed in notes 1 and 2a.

The impact of the adoption of the new accounting standard provisions in the net income and the shareholders’ equity under Brazilian GAAP are discussed in more details in Note 2.b.

For the years ended on December 31, 2008 and 2007, the reconciliation of net income and shareholders’equity under Brazilian GAAP to U.S. GAAP reflects the new accounting provisions by the initial adoption of Law No. 11,638/07. The Company has set the transition date as being January 1, 2007, as such, the net income reconciliation for the year ended December 31, 2006 does not reflect the new accounting provisions under Brazilian GAAP.

b) Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was capitalized at the rate of 12% per year of the balance of construction-in-progress. For the three-year period ended December 31, 2008, the subsidiary did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather, the actual effective interest related to construction-in-progress was used to determine capitalized interest.

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

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Consolidated

	2008	2007	2006

Capitalized interest:
U.S. GAAP capitalized interest	75,433	35,038	19,277
U.S. GAAP capitalized interest on disposals	(14,274)	(17,396)	(16,026)
Brazilian GAAP capitalized interest	(40,460)	(11,175)	(1,605)
Brazilian GAAP capitalized interest on disposals	11,032	13,828	3,136

U.S. GAAP difference	31,731	20,295	4,782

Amortization of capitalized interest:
Amortization under Brazilian GAAP	4,907	56,614	36,265
Capitalized interest on disposals	(20,806)	(485)	(3,624)
Amortization under U.S. GAAP	(122,322)	(111,383)	(76,241)
Capitalized interest on disposals	12,759	611	12,579

U.S. GAAP difference	(125,462)	(54,643)	(31,021)

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

Under U.S. GAAP, shares issued to purchase the minority interest in Telebrasília Celular in 2002, and the remaining minority interests in 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively. The step-up in the fair value of assets was allocated to fixed assets and concession intangibles in the amount of R$2,958 and R$38,336, respectively, for Telebrasília Celular in 2002 and concession intangibles in the amount of R$30,285 for the remaining minority interests acquired in 2004. The step-up in the fair value of assets is being amortized over 19 to 20 years for concession intangibles and was fully amortized for fixed assets.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to exchanges of shares for minority interest as of December 31, 2008 and 2007:

	Consolidated

	2008	2007

Telesp Celular:
Reduction of property, plant and equipment	(101,671)	(101,671)
Depreciation for the property, plant and equipment	101,671	98,331

Telerj Celular and Telest Celular:
Property, plant and equipment fair value adjustment	31,522	31,522
Depreciation of fair value of property, plant and equipment	(31,522)	(31,522)
Customer list intangible asset recorded in U.S. GAAP	135,518	135,518
Amortization of customer list	(135,518)	(135,518)
Intangible asset related to concession recorded in U.S. GAAP	216,648	216,648
Amortization of intangible asset related to concession	(216,648)	(212,000)

Telebahia Celular and Telergipe Celular:
Property, plant and equipment fair value adjustment	7,215	7,215
Depreciation of fair value of property, plant and equipment	(7,215)	(7,215)
Customer list intangible asset recorded in U.S. GAAP	2,382	2,382
Amortization of customer list	(2,382)	(2,382)
Intangible asset related to concession recorded in U.S. GAAP	33,657	33,657
Amortization of intangible asset related to concession	(33,657)	(31,450)

Telebrasília Celular:
Property, plant and equipment fair value adjustment	2,958	2,958
Depreciation of fair value of property, plant and equipment	(2,142)	(1,824)
Intangible asset related to concession recorded in U.S. GAAP	68,621	68,621
Amortization of intangible asset related to concession	(19,908)	(16,428)

Total of the U.S. GAAP adjustments related to exchange of shares of minority interest	49,529	56,842

e) Acquisitions

Under Brazilian GAAP, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the property, plant and equipment acquired and amortized based on the useful lives of the underlying property, plant and equipment. Excess goodwill is generally amortized over ten years on a straight-line basis, based on estimated future profitability until Decmeber 31, 2008. Starting January 1, 2009 the net balance of goodwill will no longer be amortized under Brazilian GAAP and will be subject to impairment analysis.

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

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2008 and 2007:

	2008	2007

Purchase accounting on acquisition of the Holdings:
Reversal of goodwill recorded under Brazilian GAAP	(346,373)	(441,171)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(589,359)	(560,884)
Impairment recorded under U.S. GAAP	(89,533)	(89,533)
Reversal of valuation allowance against intangible asset related to the concession (*)	(383,939)	(383,939)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Depreciation of fair value of property, plant and equipment adjustment	105,776	92,539
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(140,035)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(25,800)	(25,800)

Total of the U.S. GAAP adjustments related to acquisition Holdings	(248,362)	(327,922)

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

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2008 and 2007:

	2008	2007

Purchase accounting on acquisition of TCO:
Reversal of goodwill recorded under Brazilian GAAP	(232,787)	(613,194)
Intangible related to concession recorded in U.S. GAAP	1,407,876	1,407,876
Amortization of intangible related to concession	(501,858)	(425,243)
Property, plant and equipment fair value adjustment	69,895	69,895
Depreciation of fair value of property, plant and equipment adjustment	(58,831)	(54,869)
Customer list intangible asset recorded in U.S. GAAP	321,995	321,995
Amortization of customer list	(321,995)	(321,995)
Debt fair value adjustment	5,125	5,125
Amortization of debt fair value adjustment	(5,125)	(5,088)
Goodwill recorded under U.S. GAAP	510,032	579,246
Deferred income tax	(346,769)	(252,455)

Total of the U.S. GAAP adjustments related to acquisition of TCO	847,558	711,293

Acquisition of Telemig Celular Participações S.A. and Telemig Celular S.A.

On April 3, 2008, the equity control of Telemig Participações (and, indirectly, of Telemig Celular) was transferred to the Company. The price paid on April 3, 2008 for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações, already added by the remuneration provided for in the Purchase and Sale Agreement entered into with Telpart, was R$1,162,594. On this date, 53.90% of the voting capital and 22.73% of the total capital of Telemig Participações were transferred to the Company.

On April 8, 2008, the Company through its subsidiary TCO IP (“Issuer”), launched a Voluntary Public Offering (“Voluntary VPO”) for purchase of up to 1/3 of the outstanding preferred shares of Telemig Celular and of Telemig Participações. With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of Telemig Participações, representing 20.04% of the total capital and 89,492 preferred shares of Telemig Celular, representing 3.77% of the total capital, having paid the prices of R$463,724 and R$58,592, respectively. On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% of the total capital, for the amount of R$2,572 and on September 09 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

On July 15, 2008, the Company launched the Mandatory Public Offering for Disposal of Share Control for acquisition of the outstanding common shares, through its subsidiary TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular. Upon the completion of the Mandatory Public Offering on August 15, 2008, TCO IP had acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, having paid the prices of R$732,650 and R$171,239, respectively.

On November 12, 2008, at a Special Meeting of the Board of Directors of Telemig Participações, a capital increase was approved, to be made out of the special premium reserve, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, without pair value, corresponding to the tax benefit of fiscal year 2007. After such capital increase, the Company started owning 58.90% of the total capital of Telemig Participações. During the acquisition period several expenses were incurred on the amount of R$14,332, which were capitalized as transaction cost.

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

Acquisition

2008

Amounts representing 58.90% and 7.40% (total capital) of the historical net assets of Telemig Celular Participações S.A. and Telemig Celular S.A., respectively, under U.S. GAAP	903,686
Fair value adjustments:
Inventory (a)	2,729
Value added tax credit (ICMS) (b)	(1,493)
Property, plant and equipment (c)	176,401
Intangible assets – software (d)	3,073
Intangible related to concession (e)	1,693,203
Debt obligations (f)	1,668
Goodwill	466,753
Deferred income tax	(637,698)

Purchase price	2,608,322

(a)	Difference being amortized over 2 months, representing the average inventory turn-over.

(b)	Difference being amortized over 2 years, representing the realization of the tax benefit of state VAT (ICMS) added value tax credit.

(c)	Difference being amortized over 5 years, representing the weighted-average remaining useful lives of the relating assets.

(d)	Difference being amortized over 3 years, representing the weighted-average remaining useful lives of the relating intangible assets.

(e)	The intangible asset related to the concession is being amortized on a straight-line basis over a period of approximately 30 years, representing the remaining term of the 3G license which expire in 2023, plus one extension of 15 years.

(f)	Difference being amortized by the effective interest method over the remaining maturities of the underlying Telemig Celular debt obligations.

Despite this acquisition is under allocation period of one year there is no expectation of significant changes in the purchase price allocation presented, if any.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2008:

2008

Purchase accounting on acquisition of Telemig Celular Participações and Telemig Celular S.A.:
Reversal of goodwill recorded under Brazilian GAAP	(1,619,069)
Intangible related to concession recorded in U.S. GAAP	1,693,203
Amortization of intangible related to concession	(35,157)
Property, plant and equipment fair value adjustment	176,401
Depreciation of fair value of property, plant and equipment adjustment	(22,360)
Software fair value adjustment	3,073
Amortization of software adjustment	(659)
Value added tax credit fair value adjustment	(1,493)
Amortization of added value tax credit fair value adjustment	238
Inventory fair value adjustment	2,729
Amortization of inventory fair value adjustment	(2,729)
Debt fair value adjustment	1,668
Amortization of debt fair value adjustment	-
Goodwill recorded under U.S. GAAP	466,752
Deferred income tax	(632,497)
Total of the U.S. GAAP adjustments related to acquisition of Telemig Celular Participações S.A. and Telemig Celular S.A.	30,100

The Company’s unaudited consolidated pro forma results under Brazilian GAAP for the years ended December 31, 2008 and 2007 is stated in Note 37, as if the acquisition of Telemig Celular Participações S.A. and Telemig Celular S.A. had been completed on January 1, 2007. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

Under Brazilian GAAP and as mentioned in the footnote 1.f the goodwill paid on Telemig’s acquisition was restructured in accordance with CVM Instruction 319/99, turning the deductible portion of the goodwill (34%) in tax benefit (Tax credit acquired – restructuring) as metioned in the footnote 31.1. Therefore, the tax benefit of R$504,958 and R$45,524 was recorded at Telemig Participações and Telemig Celular level, respectively, being the credit of same amount recorded as Special goodwill reserve at Telemig Participações and Telemig’s equity. The portion of the tax benefit utilized each year can be capitalized to the benefit of the controlling shareholder (the Company) in the subsequent year as mentioned in the footnote 23.c.2.

Under US GAAP the tax benefit recorded at Telemig level was reversed at the consolidated level and will be recorded only when realized on the tax return in accordance with the provisions of FAS 109 – Accounting for Income Taxes, paragraph 262. For the year ended December 31, 2008 no tax benefit was realized and therefore, no effect was recorded at Vivo Participações S.A.

The Company paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for a number of reasons, including but not limited to the following:

- Telemig fills in the Company’s licensed spectrum and network footprints by covering areas where it did not have licenses or network infrastructure;

- Telemig’s subscriber base has a strong business subscriber component in the state of Minas Gerais, which allowed us to be very competitive in this state;

- The acquisition will reduce the Company’s incollect roaming costs in the state of Minas Gerais;

Unaudited consolidated pro forma results

The following table presents the Company's unaudited consolidated pro forma results under U.S. GAAP for the years ended December 31, 2008 and 2007, as if the acquisition of Telemig had been completed on January 1, 2007. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	Year ended December 31,

	2008	2007
	(unaudited)	(unaudited)

Net operating revenues (1)	20,992,073	17,606,978
Operating income	1,956,097	745,551

Income before income taxes and minority interest	1,374,564	356,632

Net income (1)	732,519	10,320

Earnings per share - basic - common	2.01	0.03

Earnings per share - basic - preferred	2.00	0.03

Earnings per share - diluted – common and preferred	2.00	0.03

(1) The 2008 pro forma net income includes a gain obtained by the subsidiary Telemig on the first quarter of 2008, before the acquisition, related to a judicial action challenging the ICMS (state VAT) on monthly subscription and value added services, amounting R$251 million (net of taxes of R$166 million).

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

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2008 and 2007:

Purchase accounting on merger of TSD, TLE and CRT and the acquisition of minority interest in TCO:

	2008	2007

Property, plant and equipment fair value adjustment	215,217	215,217
Depreciation of fair value of property, plant and equipment adjustment	(215,217)	(174,922)
Customer list intangible asset recorded	607,606	607,606
Amortization of customer list	(607,606)	(582,289)
Intangible related to concession recorded	11,867	11,867
Amortization of intangible related to concession	(2,047)	(1,345)
Goodwill	283,795	283,795
Deferred income tax	(3,339)	(25,886)

Total of the U.S. GAAP adjustments related to merger of TSD, TLL,CRT and the acquisition of minority interest in TCO	290,276	334,043

g) Pension and other post-retirement benefits

The Company and its subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) for its retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions to multiemployer plans. The Company and its subsidiary also sponsor a single-employer defined pension benefit plan (PBS) and single-employer defined contribution pension plans (Prev and Visão). Under Prev and Visão Plans, besides the contributions to the plans, the Company is responsible for funding the risks of death and disability of the participants, and for some participants of the TCO Prev who have migrated from PBS-TCO are also granted some defined pension benefits. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, were applied for the multiemployer plan and the single employer plans were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

Under Brazilian GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other postretirement benefits should be accounted as if they were single employer plans. As such, under BR GAAP the Company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the Company recognizes contributions due to the plan each year. See additional disclosures in Note 40.

A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other post-retirement plans liabilities is as follows:

	As of December 31, 2008			As of December 31, 2007

	U.S.	Brazilian	Accumulated	U.S.	Brazilian	Accumulated
	GAAP	GAAP	difference	GAAP	GAAP	difference

Visão	(5,394)	-	(5,394)	(18,937)	-	(18,937)
PBS	(43,091)	-	(43,091)	(9,869)	-	(9,869)
Prev	(19,051)	519	(19,570)	(20,999)	652	(21,651)
PAMA	-	11,853	(11,853)	-	3,308	(3,308)

Accrued pension post-retirement benefit	(67,536)	12,372	(79,908)	(49,805)	3,960	(53,765)

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

Reconciliation of pension and other post-retirement benefit plans adjustment:

	Year ended December 31,

	2008	2007	2006

U.S. GAAP:
Net periodic pension cost under U.S. GAAP	8,818	6,311	4,970
Settlements	4,391	-	-

Pension cost under Brazilian GAAP	(7,153)	(3,596)	(3,205)

Net reconciliation effect	20,362	9,880	8,175

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

h) Escrow deposits

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies are shown as deductions from the recorded liabilities. As shown in notes 18 and 20 escrow deposits amounting to R$509,946 and R$131,756 as of December 31, 2008 and 2007, respectively. Under U.S. GAAP it should be presented as separated in current or non-current assets instead of contra provision.

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

Under Brazilian GAAP, the Company (Vivo Participações S.A.) did not recognize deferred income tax and social contribution assets of R$845.1 million and R$841.7 million as of December 31, 2008 and 2007, respectively, due to the uncertainties involving their realization. For U.S. GAAP purposes, the amounts not recognized represent the valuation allowances that were recorded under U.S. GAAP.

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

The Company and its subsidiary file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2003. The Brazilian Internal Revenue Service (“Brazilian IRS”) is currently examining our subsidiary Vivo S.A.’s (former Global Telecom) income tax returns for years 2003 to 2006. As a large tax payer, the Company is under continuous examination by the Brazilian federal tax authorities.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

j) Earnings per share

Under Brazilian GAAP, earnings (profit or loss) per share are calculated based on the number of shares outstanding at the balance sheet date.

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

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. As of December 31, 2008, 2007 and 2006, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring occurred in February, 2006. The number of shares issuable was computed considering the balance of the special goodwill reserve (R$189,896 in 2008, R$552,638 in 2007 and R$552,638 in 2006). However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for the years 2007 and 2006 as their effect would have been anti-dilutive.

For the periods presented below, the weighted-average number of shares outstanding reflect the effect of the reverse stock split described in Note 23. The computation of basic and diluted earnings per share is as follows:

	Consolidated

	For the year ended December 31, 2008		For the year ended December 31, 2007		For the year ended December 31, 2006

	(in thousands, except per share data and percentages)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic numerator:
Actual dividends paid	58,829	102,284	-	-	-	16,808
Allocated undistributed earnings	123,690	216,102	(109,625)	-	(477,328)	-
Allocated net income available for common and preferred shareholders	182,518	318,387	(109,625)	-	(477,328)	16,808
Basic denominator:
Weighted-average shares outstanding	132,991,366	232,353,912	131,232,916	228,172,795	120,316,867	210,335,209
Earnings (loss) per share – basic	1.37	1.37	(0.84)	-	(3.97)	0.08

Diluted numerator:
Actual dividends paid	58,829	102,284	-	-	-	16,808
Allocated undistributed earnings	124,240	215,552	(109,625)	-	(477,328)	-
Allocated net income available for common and preferred shareholders	183,068	317,837	(109,625)	-	(477,328)	16,808
Diluted denominator:
Weighted-average shares outstanding	133,924,147	232,353,912	131,232,916	228,172,795	120,316,867	210,335,209
Earnings (loss) per share - diluted	1.37	1.37	(0.84)	-	(3.97)	0.08

The Company’s preferred shares are nonvoting, except under certain limited circumstances, and are entitled to a preferential and noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

k) Presentation in statements of operations

Disposals of property, plant and equipment

Under Brazilian GAAP, gains and losses on disposals of property, plant and equipment were classified as nonoperating results until January 1, 2008. As from this date, with the first adoption of Law No.11,638, as described in Note 2.c., gains and losses on disposals of property, plant and equipment were classified as operating results for the years 2008 and 2007. Under U.S. GAAP, these items are recorded in operating results.

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

l) Leases

The Company and its subsidiary have leased certain computer hardware and software under non-cancelable leases. Under Brazilian GAAP, all leases were considered to be operating leases, with lease expense recorded when paid until January 1, 2008. As from this date, with the first adoption of Law No. 11,638, in conformity with CPC 06 – Leases, approved by CVM Resolution No. 554, dated November 12, 2008, this lease is considered a capital lease. Under CPC 06, the Company and its subsidiary are required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation for the years 2008 and 2007. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease term. Interest expense is recognized over the term of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

m) Valuation of long-lived assets and goodwill

Under accounting practices adopted in Brazil, an impairment was recognized on long-lived assets, such as property, plant and equipment and concession intangibles, if the expected net cash flows generated the respective asset is not sufficient to cover its carrying amount. As from January 1, 2008, with the first adoption of Law No. 11,638, under CPC 01 Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 01, 2007, the Company and its subsidiary periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. An impairment is recognized on long-lived assets, such as property, plant and equipment, intangible assets and deferred assets, if the expected discounted operating cash flows generated by the respective asset is not sufficient to recover its carrying amount. Under U.S. GAAP, the Company and its subsidiary evaluate long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this Standard, the Company and its subsidiary periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

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

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows until January 1, 2008, date of the first adoption of Law No. 11,638/07. As from this date, under CPC 01 - Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 01, 2007, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit by expected discounted operating cash flows generated by the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

Under U.S. GAAP, pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP and determined that the recognition of an impairment loss was not required. The fair values of the reporting units were estimated using the present value of future cash flows. The Company performed its impairment testing as of December 31, 2008.

The changes in the carrying amount of goodwill as of December 31, 2008, 2007 and 2006 are as follows:

	Vivo Participações S.A. (*)

	2008	2007

Balance at January 1	579,246	648,460
Addition – acquisition of Telemig	466,753	-
Reduction of goodwill for tax benefits recognized	(69,214)	(69,214)
Balance at December 31	976,785	579,246

(*) As discussed in Note 39.f), during 2006 the Company completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2008.

n) FISTEL fees

Under BR GAAP, the FISTEL fees assessed on each activation of a new cellular line is deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this fee would be charged directly to the statement of operations. Therefore, the deferred FISTEL fees on activation fees as of December 31, 2008, 2007 and 2006 is being adjusted in the reconciliation of the income differences between Brazilian GAAP and U.S. GAAP.

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

(i) Roaming

The Company and its subsidiary have roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the subsidiary for the service at the applicable rates. Conversely, when one of the subsidiary’s customers roams outside the coverage area, the subsidiary pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly, this difference in accounting policy has no impact on net loss nor in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$52,601, R$46,796 and R$32,057 for 2008, 2007 and 2006, respectively.

(ii) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net loss nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$4,289,949, R$3,380,046 and R$3,091,000 for 2008, 2007 and 2006, respectively, as compared to amounts reported under Brazilian GAAP.

(iii) Deferred revenue sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value added and other sales taxes are recognized when sold. Under U.S. GAAP, revenue on sales of handsets, along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the subsidiary’s handsets are sold below cost, this difference in accounting policy had no impact on net loss nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$518,774, R$1,267,138 and R$1,176,302 as of December 31, 2008, 2007 and 2006, respectively. The impact of this difference under U.S. GAAP was to decrease both net revenues and cost of services and goods by R$90,837 for 2007 and to increase both net revenues and cost of services and goods by R$748,364 and R$116,831 for 2008 and 2006, respectively. We have considered whether these handsets represent a separate unit of accounting under EITF 00-21 and believe the criterion in paragraph 9a has not been met because the handsets do not have value to the customer on a stand-alone basis, since our TDMA and CDMA technology handsets are not compatible with the GSM technology used by all other competitors. In the beginning of 2007 the subsidiary started the transition of CDMA technology to GSM. However, we concluded there was no impact in our revenue recognition policy under US GAAP, since the frequency utilized by our competitors during 2007 was not compatible with the frequency used by our GSM technology and therefore, the GSM handsets also do not have stand-alone value. Consequently, the revenue recognition policy under US GAAP for the sale of GSM handsets was consistent with policy used for the sale of CDMA for the year ended on December 31, 2007.

During 2008, the Company began to commercialize types of GSM handsets, which are compatible with the GSM technology used by all other competitors. Since it has been occurred, GSM handsets of the Company have an observable market value and therefore, stand-alone value. Consequently, the revenue recognition policy under US GAAP for the sale of GSM handsets is similar to Brazilian GAAP and the revenues and costs related to these handsets sales, including applicable value added and other sales taxes are recognized when sold.

(iv) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”, the subsidiary began to separately account for free minutes given in connection with the sales of handsets. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the subsidiary does not separately account for free minutes given in connection with sales of handsets. For the year ended December 31, 2008, the effects in net income (loss) of this accounting difference was R$(925), in 2007 R$93,608 and in 2006 R$(24,305).

(v) Deferred revenue of free minutes given in connection with prepaid cards

The Company commercializes prepaid cards with credit minutes to its clients and gives free minutes in connection with its sales. Under U.S. GAAP, pursuant to EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”, the subsidiaries began to separately account for free minutes given in connection with the prepaid cards. Consequently, a portion of the revenue generated from the sale of prepaid cards is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the subsidiaries do not separately account for free minutes given in connection with sales of prepaid cards. For the year ended December 31, 2008, the effects in net income of this accounting difference was R$(10,526), in 2007 and 2006 was immaterial.

p) Derivative financial instruments

As mentioned in Note 32 the Company and its subsidiary have entered into foreign-currency swap contracts at various exchange rates, in the notional amounts of US$515.6 million and JPY 51,594.7million (US$369.3 million, JPY 66,065.3 million and €15.2 million as of December 31, 2007). As of December 31, 2008, the Company had contracted interest rate swaps in the notional amount of R$225.0 million (R$1,097.6 million as of December 31, 2007) for local interest rates (CDI) and no foreign-currency interest rate (Libor) swap (US$52.5 million as of December 31, 2007). As of December 31, 2008, the Company had contracted an inflation index swap (General Price Index - IGPM) in the notional amount of R$110.0 million. Under Brazilian GAAP, foreign-currency swap contracts are recorded on a net basis as if they had been settled at the balance sheet date.

Under Brazilian GAAP, as required by Law no. 11,638/07, the Company and its subsidiaries started applying CPC 14 since the transition date on December 31, 2006. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific accounting criteria such as hedge.

Under U.S. GAAP, the Company and its subsidiary apply SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and require that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

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

The Company and its subsidiary have designated certain swap contracts as fair value hedges. The Company and its subsidiary had R$2,453.1 million (US$433.0 million, JPY51.594.6 million and R$110.0 million) as of December 31, 2008, and R$1,794.5 million (US$337.8 million, JPY66,065.2 million, €15.2 million and R$110.0 million) as of December 31, 2007, of notional value swap contracts with a fair value of R$2,394.0 million as of December 31, 2008 (R$1,697.7 million as of December 31, 2007) designated as fair value hedges of a portion of the Company’s foreign-currency denominated debt. The Company and its subsidiary are hedging the related foreign currency (U.S. dollar) and interest rate risk associated with such indebtedness. The Company and its subsidiaries calculate the effectiveness of these hedges both at inception and on an ongoing basis (i.e., at least quarterly). Since theses derivative contracts qualify for hedge accounting under Brazilian GAAP and U.S. GAAP, the hedged debt is also adjusted to fair value under the fair value hedge rules.

Ineffectiveness amounting to R$0.33 million and R$0.48 million for the years ended December 31, 2008 and 2007, respectively, was included in current earnings. For the year ended December 31, 2006, ineffectiveness amounted to R$2.8 million. Consequently, these derivative instruments have been highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged. The Company and its subsidiary’s remaining derivative contracts for the years presented have not been accounted for using hedge accounting.

For the year 2008, the reconciliation of shareholders’ equity does not reflect any difference between Brazilian GAAP and U.S. GAAP. For the year 2007, it reflects the debt marked-to-market adjustment for this debt assigned as fair value hedge under Brazilian GAAP that did not met the criteria under U.S. GAAP. During the year 2008, such debt was settled and the difference between Brazilian GAAP and U.S. GAAP was eliminated.

q) License acquisition costs

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to Brazilian GAAP. Under U.S. GAAP, the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interests accrued in 1998. This difference is being amortized over the license period. The effects of license acquisition costs on net income (loss) for the years ended 2008, 2007 and 2006 are R$5,677, R$6,001 and R$6,159, respectively.

Additionally, GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to Brazilian GAAP. Under U.S. GAAP, such amortization was reversed and the amortization period starts on the start-up date, January 1, 1999, the date GT began to operate.

r) Deferred assets

The Company has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by Brazilian GAAP. Under U.S. GAAP, these costs are recorded as expenses when incurred. The effects of deferred assets amortization on net income (loss) for the years ended 2008, 2007 and 2006 are R$(9,344), R$35,871 and R$35,871, respectively.

s) Grants

Under Brazilian GAAP, equipment received free of charge (grants) were recorded at fair value, with a corresponding credit to capital reserve, which is amortized into result of operations based on realization of the corresponding asset until January 1,2008, date of the first adoption of Law No.11,638. As from this date, grants were recorded at fair value, with a corresponding credit to deferred revenue, which is amortized into result of operations based on realization of the corresponding asset and the remaining balance existing on December 31, 2007 were kept in capital reserve, until its complete realization. For U.S. GAAP purposes, the credit to capital reserves would be classified as a reduction of the related asset and amortized to reduce depreciation expense.

t) Items posted directly to shareholders’ equity.

Under Brazilian GAAP, various items are posted directly to shareholders’ equity, which under U.S. GAAP would be posted to the statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP be made directly to the statements of operations, the adjustment is included in the reconciliation of net loss differences between U.S. and Brazilian GAAP. Write-off of tax loss carryforward of subsidiaries of R$294,094 in 2006, tax reserve incentives balance of R$3,589 at 2008, accumulated amount of grants of R$43,889 through the years are adjusted in the Company’s financial statements for U.S. GAAP purposes.

u) Restructuring costs

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

v) Present value of noncurrent recoverable value added tax credit (ICMS)

Under Brazilian GAAP, noncurrent governmental accounts receivable were not discounted to present value until January 1, 2008, date of the first adoption of Law No. 11,638/07. As from this date, under CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564 of December 17, 2008, the tax assets have been discounted to present value. As the Law No. 11,638/07 was applied retrospectively to the Company, the noncurrent governmental taxes receivable were discounted to present value for the year 2007.

Under U.S. GAAP, noncurrent governmental taxes receivable are not discounted to present value.

x) Reversal of proposed dividends

Under Brazilian GAAP, proposed dividends are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally approved by the shareholders.

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are formally approved by shareholders’ meeting for U.S. GAAP purposes.

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

For the year ended December 31, 2008 and 2007, the component of comprehensive income includes only the accumulated effect of initial adoption of FAS No. 158, “Conforming Amendments to the Illustrations in FASB No. 87, No. 88 and No. 106 and to Related Staff Implementation Guidance”. For the years ended December 31, 2006 there was no component in the comprehensive income.

y) Inventories owned by the subsidiary and provided free of charge to corporate customers

The subsidiary has agreements with its corporate customers, through which handsets owned by the subsidiary are provided free of charge to the customer from periods varying from 12 to 24 months, through a right-of-use agreement. Under Brazilian GAAP these handsets are recorded as property, plant and equipment and depreciated over a period of 18 months. The period of 18 months represents the estimated contractual relationship with our subscribers and also the estimated useful life.

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

The amounts of inventoriable costs incurred by the Company and reclassified to non-current assets, net of amortization was R$313,145, R$290,398 and R$292,944 as of December 31, 2008, 2007 and 2006, respectively.

z) Cash and cash equivalents

Under Brazilian GAAP the Company has defined cash and cash equivalents as being cash, positive balances of bank accounts and financial investments redeemable within 90 days from the balance sheet date.

Under US GAAP, cash equivalents are considered all highly liquid investments with maturities of three months or less when purchased to be cash equivalents cash and cash equivalents. No difference was noted between Brazilian GAAP and US GAAP for cash and cash equivalents.

Reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP

	Consolidated

	2008	2007	2006

Brazilian GAAP net income (loss) for the year	389,683	(99,830)	16,347

Add (deduct)-
Different criteria for:
b) Capitalized interest	31,731	20,295	4,782
b) Amortization of capitalized interest	(125,462)	(54,643)	(31,021)
c) Amortization of monetary restatement of 1996 and 1997	(474)	(3,524)	(3,591)
c) Loss on disposal of assets monetarily restated in 1996 and 1997	-	-	(411)
d) Exchange of shares for minority interest:
Depreciation effect from reduction of fixed assets	3,022	9,727	10,199
Amortization of concession	(10,335)	(12,989)	(12,989)
e) Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	581,307	480,609	469,119
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP	(45,681)	(45,681)	(45,681)
Depreciation of fixed assets	(13,085)	7,269	(2,747)
Amortization of software	(659)	-	-
Amortization of fair value adjustment to inventory	(2,729)	-	-
Amortization of fair value related to tax credits	238
Amortization of customer list	-	-	(59,291)
Amortization of intangible related to concession	(140,247)	(105,090)	(168,749)
Additional interest expense on purchase price allocation of debt	(37)	(1,046)	(1,729)
Reversal of valuation allowance	-	-	(383,939)
f) Merger of TSD, TLE, CRT and TCO	(66,314)	(389,477)	(369,079)
g) Pension and other post-retirement benefits	20,362	9,880	8,175
l) Difference in criteria for capital leases	(1,454)	1,459	(6,790)
n) FISTEL fees	(77,655)	(63,027)	61,790
o) Free minutes given in connection with sales of handsets	(925)	93,608	(24,305)
o) Free minutes given in connection with sales of prepaid cards	(10,526)	-	-
p) Derivative financial instruments	(5,330)	2,655	65,724
q) Amortization of license acquisition costs	(5,677)	(6,001)	(6,159)
r) Amortization of deferred assets	3,440	35,871	35,871
s) Grants	3,613	3,132	2,683
t) Tax reserve incentives	-	-	24,162
t) Write-off of tax loss carryforwards of subsidiaries	-	-	(294,094)
u) Restructuring costs	-	-	2,202
v) Reversal of present value of ICMS tax credit (note 2.c)	4,181	(154)	-
i) Deferred tax effect on the above adjustments	(31,792)	7,332	249,416
Minority interest on the above adjustments	1,710	-	(415)

U.S. GAAP net profit (loss) for the year	500,905	(109,625)	(460,520)

Earnings (loss) per share in accordance with U.S. GAAP

	Consolidated

	2008	2007	2006

Common shares - basic	1.37	(0.84)	(3.97)
Weighted-average common shares - basic	132,991,366	131,232,916	120,316,867

Preferred shares – basic	1.37	-	0.08
Weighted-average preferred shares – basic	232,353,912	228,172,795	210,335,209

Common shares - diluted	1.37	(0.84)	(3.97)
Weighted-average common shares - diluted	133,924,147	131,232,916	120,316,867

Preferred shares - diluted	1.37	-	0.08
Weighted-average preferred shares - diluted	232,353,912	228,172,795	210,335,209

As described in item (j), under EITF No. 03-06, net losses have not been allocated to preferred shares in the loss per share calculation since preferred shareholders have a liquidation preference over common shareholders. Additionally, as described in item (j), loss per share and share amounts have been retroactively restated to reflect the reverse stock split described in item (j).

Reconciliation of the shareholders’ equity differences between Brazilian GAAP and U.S. GAAP

	Consolidated

	2008	2007

Brazilian GAAP shareholders’ equity – Law 11,638	8,267,527	8,296,339

Add (deduct)-
Different criteria for:
b) Capitalized interest	216,922	172,784
b) Amortization of capitalized interest	(219,539)	(111,238)
c) Monetary restatement of 1996 and 1997, net	4,549	5,023
d) Exchange of shares for minority interest:
Adjustment to fixed assets	(59,976)	(59,976)
Accumulated depreciation	60,792	57,770
Adjustment to concession	318,926	318,926
Amortization of concession	(270,213)	(259,878)
Adjustment to client list	137,900	137,900
Amortization of client list	(137,900)	(137,900)
e) Acquisitions - purchase accounting allocations:
GT and Holdings	(248,362)	(327,922)
TCO	847,558	711,293
Telemig	30,101	-
f) Merger of TSD, TLE, CRT and TCO	290,276	334,043
g) Pension and other post-retirement benefits	79,908	53,765
l) Difference in criteria for capital leases	-	1,454
n) FISTEL fees	(199,851)	(110,304)
o) Free minutes given in connection with sales of handsets	(4,055)	(3,130)
o) Free minutes given in connection with sales of prepaid cards	(10,526)	-
p) Derivative financial instruments	-	3,108
q) Interest capitalized on license acquisition costs	42,006	42,006
q) Accumulated amortization of license acquisition costs	(17,866)	(12,189)
r) Deferred assets, net of accumulated amortization	(55,393)	(58,833)
s) Grants	(43,889)	(47,502)
v) Reversal of present value of ICMS tax credit (note 2.c)	30,783	24,325
i) Deferred taxes on the above adjustments	43,325	(5,477)
Minority interest on the above adjustments	(17,348)	-
Reversal of proposed dividends in excess of minimum mandatory	265,685	-

U.S. GAAP shareholders’ equity	9,351,340	9,024,387

Changes in the consolidated shareholders’ equity under U. S. GAAP

	Consolidated

	2008	2007	2006

Shareholders’ equity under U.S. GAAP as of beginning of the year	9,024,387	9,126,195	7,165,630
Merger of TSD, TLE, CRT and acquisition of TCO’s minority interest	-	-	2,385,520
Prescribed dividends and interest on shareholders’ equity	14,063	11,936	22,728
Net income (loss)	500,905	(109,625)	(460,520)
Net income allocation:
Dividends	-	-	(16,808)
Interest on shareholders’ equity	(161,113)	-	-
Accumulated other comprehensive income - FAS No. 158, net of tax and minority interest	(26,902)	(4,119)	29,645

Shareholders’ equity under U.S. GAAP	9,351,340	9,024,387	9,126,195

Disclosure of accumulated other comprehensive income balance

	Pension plan - SFAS No. 158 - adjustment, net of tax	Accumulated other comprehensive income

Balance at December 31, 2006	29,645	29,645

Current period change, net of tax (R$2,122)	(4,119)	(4,119)

Balance at December 31, 2007, net of tax (R$13,150)	25,526	25,526

Current period change, net of tax and minority interest (R$15,694 and R$3,563, respectively)	(26,902)	(26,902)

Balance at December 31, 2008, net of tax and minority interest (R$2,544 and R$3,563, respectively)	(1,376)	(1,376)

U.S. GAAP supplementary information

Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP

	Consolidated

	2008	2007	2006

Brazilian GAAP operating income (loss) as reported	911,847	156,995	(545,727)
Reversal of financial expense, net	637,699	462,789	747,985

U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(474)	(3,524)	(3,591)
Loss on disposal of assets monetarily restated in 1996 and 1997	-	-	(411)
Amortization on capitalized interest	(117,415)	(54,769)	(39,976)
Amortization of license acquisition costs	(5,677)	(6,001)	(6,159)
Difference in criteria for capital leases	(1,454)	1,459	(6,790)
FISTEL fees	(77,655)	(63,027)	61,790
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	3,022	9,727	10,199
Amortization of concession	(10,335)	(12,989)	(12,989)
Amortization of deferred assets	3,440	35,871	35,871
Amortization of grants	3,613	3,132	2,683
Pension and other post-retirement benefits	20,362	9,880	8,175
Free minutes given in connection with sales of handsets	(925)	93,608	(24,305)
Free minutes given in connection with sales of prepaid cards	(10,526)	-	-
Advance to affiliate	-	-	-
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	581,307	480,609	469,119
Amortization of intangible related to concession	(140,247)	(105,090)	(168,749)
Amortization of intangible related to software	(659)	-	-
Realization of fair value adjustment to inventory	(2,729)	-	-
Depreciation of fixed assets	(13,085)	7,269	(2,747)
Amortization of customer list	-	-	(59,291)
Merger of TSD, TLE, CRT and TCO	(66,314)	(389,477)	(369,079)
Provision for losses on assets		-	(277,987)
Loss on property, plant and equipment disposals	-	-	(2,715)
Disposal of capitalized interest	(11,289)	(3,442)	-
Other operating expenses	-	282	-
Provision for loss investments	-	-	(671)
Restructuring costs	-	-	2,202

U.S. GAAP operating income (loss)	1,702,506	623,302	(183,163)

Reconciliation of net operating revenue and costs of services and goods sold under Brazilian GAAP to U.S. GAAP

	Consolidated

	2008	2007	2006

Brazilian GAAP net revenue	15,469,664	12,492,494	10,936,714
Reclassification to cost of services and goods value-added and other sales taxes	4,289,949	3,380,046	3,091,000
Roaming charges	61,800	46,796	32,057
Deferred revenues on sales of handsets, net of amortization	748,364	(90,837)	116,831
U.S. GAAP adjustments:
Free minutes given in connection with sales of handsets	(925)	93,608	(24,305)
Free minutes given in connection with sales of prepaid cards	(10,526)	-	-

U.S. GAAP net revenue	20,558,326	15,922,107	14,152,297

Brazilian GAAP cost of services and goods sold	(8,141,499)	(6,623,290)	(5,564,168)
Reclassification to cost of services and goods sold:
Value-added and other sales taxes	(4,289,949)	(3,380,046)	(3,091,000)
Roaming charges	(61,800)	(46,796)	(32,057)
Deferred cost on handset sales, including taxes on sales, net of amortization during the year	(748,364)	90,837	(116,831)
Reclassification from selling expense-
Rewards program expense	(57,153)	(11,336)	(15,273)
Cash Rebates	47,779	10,243	13,568
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(474)	(3,524)	(3,591)
Amortization on capitalized interest	(117,415)	(54,769)	(39,976)
Amortization of license acquisition costs	(5,677)	(6,001)	(6,159)
Difference in criteria for capital leases	-	(4,756)	(6,790)
FISTEL fees	(77,655)	(63,027)	61,790
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	3,022	9,727	10,199
Amortization of concession	(10,335)	(12,989)	(12,989)
Amortization of grants	3,613	3,132	2,683
Pension and other post-retirement benefits	21,933	9,880	8,175
Acquisitions:
Amortization of intangible related to concession	(140,247)	(105,090)	(168,749)
Depreciation of fixed assets	(13,085)	7,269	(2,747)
Amortization of intangible related to software	(659)	-	-
Realization of fair value adjustment related to inventory	(2,729)	-	-
Amortization of customer list	-	-	(59,291)
Merger of TSD, TLE, CRT and TCO	(66,314)	(389,477)	(369,079)

U.S. GAAP cost of services and goods	(13,658,579)	(10,570,013)	(9,392,285)

U.S. GAAP gross profit	6,899,747	5,352,094	4,760,012

Supplementary balance sheet information U.S. GAAP:
Total assets	26,576,896	22,508,441	18,392,470

Current liabilities	9,167,303	9,480,393	5,772,070

Non-current liabilities	8,058,253	4,003,661	3,438,303

Net property, plant and equipment	6,973,528	6,078,929	6,333,273

40. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and other post-retirement benefits

As described in Notes 33 and 39.g), the Company and its subsidiary’s employees receive pension and post-retirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a December 31 measurement date for its plans assets. Disclosures on the Company’s contributions to defined contribution and multiemployer plans are included in Note 33.

Although TCP Prev and TCO Prev are defined contribution plans, there is a risk of death and disability of participants, which is born by the sponsor, requiring an actuarial calculation. Following is the obligation and funded status information on the Company’s single-employer benefit plans under U.S. GAAP:

Change in benefit obligation

	Consolidated

	2008	2007

Benefit obligation at the beginning of the year	75,392	75,099
Service cost	3,543	2,302
Interest cost	12,594	7,473
Plan participants contributions	(3,435)	-
Actuarial gain	16,345	(6,568)
Benefits paid	(4,118)	(3,566)
Settlement	(22,116)	-
Telemig’s plans	61,020	-
Vivoprev plan	-	652

Benefit obligation at the end of the year	139,225	75,392

Change in plan assets

	Consolidated

	2008	2007

Fair value of plan assets at the beginning of the year	125,197	122,624
Actual return on plan assets	(10,912)	3,656
Actual contributions	2,672	2,483
Benefits paid	(4,118)	(3,566)
Telemig’s plans	109,767	-
Settlement	(15,845)	-

Fair value of plan assets at the end of the year	206,761	125,197

Reconciliation of funded status

	Consolidated

	2008	2007

Funded status	(67,536)	(49,805)

Amounts recognized in the statement of financial position

	Consolidated

	2008	2007

Non-current assets	68,302	50,457
Current liability	(74)	(98)
Non-current liability	(692)	(554)

Net amount recognized	67,536	49,805

Components of net periodic pension cost and other benefit cost

	Consolidated

	2008	2007	2006

Service cost (net of employee contributions)	2,779	2,170	1,864
Interest cost on PBO	12,594	7,473	7,695
Expected return on assets	(22,739)	(14,451)	(13,763)
Amortization of initial transition obligation	609	609	609
Amortization of gains	(2,127)	(2,141)	(1,404)
Amortization of prior service cost	66	29	29

Net periodic pension cost and other benefit cost	(8,818)	(6,311)	(4,970)

Accumulated other comprehensive income

	2008	2007

Actuarial gain	2,915	(43,918)
Transition obligation	3,592	4,200
Prior service cost	978	1,044

Total	(7,485)	(38,674)

Changes in items not yet recognized in net periodic pension cost

	Consolidated

	2008			2007

	Actuarial (gain) loss	Transition obligation	Prior service cost	Actuarial (gain) loss	Transition obligation	Prior service cost

Balance at the beginning of the year	(43,918)	4,200	1,044	(50,146)	4,809	421
Amount generated in the period	44,706	-	-	4,087	-	652
Amount recycled to profit and loss	2,127	(608)	(66)	2,141	(609)	(29)

Balance at ending of year	2,915	3,592	978	(43,918)	4,200	1,044

Assumptions

	Consolidated

	2008	2007	2006

Discount rate for determining projected benefit obligations	10.14%	10.77%	10.24%
Rate of increase in compensation levels	6.44% for PBS plans and 7.10% for Prev and Visão plans	6.59%	6.08%
Benefit adjustments	4.90%	4.50%	4.00%
Expected long-term rate of return on plan assets	11.18%	11.00%	11.84%
Inflation	4.90%	4.50%	4.00%

Plan assets

The Company’s weighted-average pension plan asset allocations by asset category at the end of 2008 and 2007, and the target allocation for 2009, are as follows:

	Target allocation for 2009	Percentage of plan assets at year end

		2008	2007

Asset category:
Equity securities	11.51%	17.9%	18.8%
Loans	0.18%	-	1.3%
Fixed income	87.83%	81.0%	74.0%
Other	0.48%	1.1%	5.9%
Total	100.0%	100.0%	100.0%

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

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Single-employer amount

2009	7,714
2010	8,478
2011	9,354
2012	10,589
2013	12,019
Years 2014-2018	76,073

A summary of the SISTEL multiemployer defined-benefit pension plan (inactive employees pension plan

- PBS-A) as of December 31, 2008 and 2007, which the Company and its subsidiary participate is as follows:

Inactive employees pension plan - PBS-A

	Consolidated

	2008	2007

Funded status:
Projected benefit obligation	4,977,285	4,225,533
Fair value of plan assets	(6,828,191)	(6,853,284)

Funded status	(1,850,906)	(2,627,751)

A summary of the SISTEL multiemployer post-retirement benefits plan (health care plan - PAMA), which the Company and its subsidiary participate, is as follows:

Health care plan - PAMA

	Consolidated

	2008	2007

Funded status:
Accumulated post-retirement benefit obligation:
Active participants	37,110	33,710
Fully eligible active plan participants	9,098	7,823
Inactive participants	1,506,410	1,185,019

	1,552,618	1,226,552

Fair value of plan assets	(554,595)	(561,415)

Obligations in excess of plan assets	998,023	665,137

b) Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	Consolidated

	2008

	Concession	Software use rights	Customer list	Other

Gross	6,906,067	4,023,438	1,207,536	65,924
Accumulated amortization	(2,173,361)	(2,533,114)	(1,207,536)	(53,882)
Write-off of concession	(473,472)	-	-	-
N e t	4,259,234	1,490,324	-	12,042
Amortization expense	262,022	453,778	25,317	6,540

Amortization period	(*)	5 years	2 years	4.4 years

	Consolidated

	2007

	Concession	Software use rights	Customer list	Other

Gross	3,984,293	3,334,738	1,207,536	62,372
Accumulated amortization	(1,887,403)	(2,080,128)	(1,182,219)	(49,657)
Write-off of concession	(473,472)	-	-	-
Net	1,623,418	1,254,610	25,317	12,715
Amortization expense	190,837	394,936	303,803	8,218

Amortization period	(*)	5 years	2 years	7.6 years

(*) Amortized on a straight-line method over the major term for 3G License until 2038.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2009	1,167,002
2010	981,346
2011	325,513
2012	324,858
2013	243,924

c) Fair Value Measurements (SFAS 157)

We adopted SFAS 157 on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

SFAS 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 - Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with SFAS 157, we measure our cash equivalents, foreign currency and interest rate derivative swap contracts at fair value. Our cash equivalents is classified within Level 1, because it is valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Our foreign currency, interest rate derivative swap contracts and financing and loans assigned as fair value hedge are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2008:

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets

Cash Equivalents

Short-term investments	2,126,875	2,126,875	-	-

Derivative contracts
Foreign currency derivative contracts	2,432,082	-	2,432,082	-
Interest rate derivative contracts (Swap CDI x Prefixed)	226,248		226,248
Interest rate derivative contracts (Swap IGP-M x CDI)	156,703		156,703

Total Assets	4,941,908	2,126,875	2,815,033	-

Liabilities

Loans and financing under fair value hedge	2,393,694	-	2,393,694	-
Derivative contracts
Foreign currency derivative contracts	1,920,551	-	1,920,551	-
Interest rate derivative contracts ( Swap CDI x Prefixed)	227,461		227,461
Interest rate derivative contracts(Swap IGP-M x CDI)	141,080		141,080

Total Liabilities	4,682,786	-	4,682,786	-

The valuation method used for the calculation of fair value of loans, financing and derivative instruments (foreign currency and interest rate derivative swap contracts) was the discounted cash flow considering the expected settlements and realization of such financial assets and liabilities at effective market rate as of reporting date. For derivative instruments the method used for the calculation of fair value is presented in more details in Note 32.c.

For the year ended on December 31, 2008, short-term investments generated a gain of R$271,244, which was included as financial expense, net in our results of operations. The short-term investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

Also, during the year ended on December 31, 2008, our foreign currency derivative contracts generated a gain of R$511,532 and losses of R$1,214 and R$15,623 for interest rate swap (CDI x prefixed) and (IGP-M x CDI), respectively, which have been included as financial expense, net in our results of operations.

d) Capital leases

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company and its subsidiaries capital lease obligations:

2008
Property, plant and equipment:
Software	70,774
Less- Accumulated amortization	(60,575)

10,199

There is no minimum payment to be disclosed since there are no lease obligations on December 31, 2008.

e) Concentration of risks

Credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiaries continually monitor the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting their business, Vivo S.A. and Telemig Celular S.A are fully dependent upon the cellular telecommunications authorizations, granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company and its subsidiaries operations.

f) Commitments (unaudited)

Budgeted capital expenditure commitments for 2009 are approximately R$2.6 billion, of which R$2.2 billion refer to Vivo S.A. operational budget and R$0.4 billion refer to Telemig Celular Participações S.A. consolidated operational budget. For 2008, the budgeted capital expenditure commitments were approximately R$6.1 billion, of which R$3.4 billion refer to Vivo's consolidated operational budget (of which R$1.2 billion refer to the 3G licenses and frequencies including the Northeast region). The effective capital expendintures in 2008 totaled R$6.7 billion, being R$2.7 billion related to Telemig's recent acquisition and R$4.0 billion related to infrastructure, information technology, transmission equipment and the acquisition of 3G licenses.

As established in our authorizations and original concession agreements, the Company and its subsidiary are subject to obligations concerning quality of services, network expansion and modernization, as established in their authorizations and their original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

g) Segment information

By the end of the year ended December 31, 2008, the Company had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented for U.S. GAAP purposes. See footnote 24 for the analysis of the net operating revenue for each product and service provided by the Company and its subsidiaries.

h) Asset Retirement Obligation

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

The changes in asset retirement obligation were as follows:

Balance at December 31, 2006	129,907
Additions in 2007, net	12,066
Accretion expense	3,974
Balance at December 31, 2007	145,947
Acquisition of Telemig	15,536
Additions in 2008, net	15,490
Accretion expense	6,414
Balance at December 31, 2008	183,387

The asset retirement obligation is also recorded under Brazilian GAAP. See footnote 22.

i) Deferred Income taxes

Under Brazilian GAAP, deferred taxes are classified as current or non-current based upon the expected period of reversal. Under US GAAP, deferred taxes are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference. The classification of our deferred tax assets and liabilities under USGAAP is as follows as of December 31, 2008 and 2007. Current deferred tax asset of R$1,098,429 and R$814,729, respectively, current deferred tax liability of R$36,036 and R$15,634, respectively, non-current deferred tax asset of R$1,249,659 and R$1,459,485, respectively and non-current deferred tax liability of R$1,091,753 and R$363,956, respectively.

Additionally, under Brazilian GAAP, the Company (Vivo Participações S.A.) did not recognize deferred income tax and social contribution assets of R$845.1 million and R$841.7 million as of December 31, 2008 and 2007, respectively, due to the uncertainties involving their realization. Under US GAAP Vivo Participações S.A. recorded those amounts, and as a result of the uncertainty involving their realization, a full valuation allowance in the same amount was also recorded in 2008 and 2007.

j) New accounting pronouncements

Recently Adopted Standards

• In December 2008, the Financial Accounting Standard Board (FASB) issued FASB Staff Position (FSP) FASB Interpretation (FIN) 46(R)-8, “Disclosures about Variable Interest Entities” (FSP FIN 46(R)-8). FSP FIN 46(R)-8 requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with an greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on a consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements.

• In May 2008, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective for the year ended December 31, 2008.

• In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. This statement was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

• In September 2006, the FASB issued SFAS 158, which requires companies to (i) fully recognize, as an asset or liability, the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans; (ii) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (iii) measure the funded status of defined benefit pension and other postretirement benefit plans as of the date of the company’s fiscal year end; and (iv) provide enhanced disclosures. The provisions of SFAS 158 were effective for the year ended December 31, 2006, except for the requirement to measure the funded status of retirement benefit plans on Company’s fiscal year end, which was effective for the year ended December 31, 2008. Since the Company’s measurement date was already December of each year, this change had no impact on its Consolidated Financial Statements.

• In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since the Company has not changed its current practice, this change had no impact on its Consolidated Financial Statements. See Note 32 on Financial Instruments and Note 40.c.

• In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective for the Company on December 31, 2008 for all financial assets and liabilities recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis (at least annually). The adoption of FSP FAS 157-3 had no impact on the Consolidated Financial Statements.

Recently Issued Standards

• In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for the year ending December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management anticipates that the adoption of FSP FAS 132(R)-1 will not have an impact on the Consolidated Financial Statements.

• In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company will apply FSP 142-3 to future acquisitions of intangible assets.

• In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of SFAS No. 133” (SFAS 161). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. As SFAS 161 only requires enhanced disclosures, management anticipates that the adoption of SFAS 161 will not have an impact on the Consolidated Financial Statements.

• In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” (SFAS 141) or SFAS No. 141 (revised 2007), “Business Combinations,” (SFAS 141(R)). The Company will apply FSP FAS 157-1 to future leasing transactions.

• Also in February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective beginning January 1, 2009. The Company is still in the process of evaluating the impact that SFAS 157 will have on its nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

• In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The Company is currently evaluating the provisions of this statement.

• In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). The impact of the adoption of SFAS 141R on the Company’s consolidated financial position, results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

• In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The adoption of EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.

• In November 2008, the Emerging Issues Task Force issued EITF No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7) that addresses the determination of the unit of accounting and subsequent measurement of intangible assets acquired, including intangible assets acquire in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset). EITF 08-7 shall be effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of EITF 08-7 on the Company’s consolidated financial position, results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

41. SUBSEQUENT EVENTS

The Board of Directors of the Company approved in an extraordinary meeting held on February 12, 2009, the capital increase of the Company as a result of the corporate restructuring process involving the Company and its subsidiaries. The goodwill amortization resulting from this corporate restructuring resulted in an accrued fiscal benefit in the total amount of R$189,896 corresponding to the fiscal year ended on December 31, 2008. It also represents the credits held by of the controlling shareholder Portelcom Participações S.A. (“Portelcom”), used to increase the capital stock of the current R$ 6,710,527 to R$6,900,423, with the issuance of 5,819,678 new shares, being 2,124,989 common shares and 3,694,689 preferred shares, without par value and book-entry form and it granted the preemptive right stated in article 171 of Law No. 6,404/76. The totality of the amount resulting from the exercise of the preemptive right shall be credited to the shareholder Portelcom. The issuance price was R$32.63 per common and preferred share corresponds to 100% of the weighted average price in the main market of the preferred shares of the 10 trading sessions of Bovespa, from January 28, 2009 until February 10, 2009, inclusive.

At Special Shareholder’s Meeting held on March 19, 2009 the Proposal for Allocation of Profit for Fiscal Year ended on 12/31/2008 having been fully approved by unanimous vote of the shareholders attending the meeting, without any restriction or qualification whatsoever. In consequence of such approval, it has been expressly resolved that the allocation of the Net Profit for the Fiscal Year, in the amount of R$399,901, posted to the account of Retained Earnings, shall be as follows:

Net Profit for the Year	399,901
Allocation to Legal Reserve	(19,995)
Adjusted Net Profit	379,906
Interest on Shareholders’ Equity (gross) – RCA of 12/17/2008	(161,113)
LLA (Adjusted Net Profit) Balance 2008	218,793
Realization of Profit Reserves of Prior Fiscal Years (Expansion Reserve)	46,893
Total LLA + use of expansion reserve	265,686
Total dividends to be distributed	265,686
Total dividends + JSCP (Interest on Shareholders’ Equity) (gross)	426,799
Total dividends + JSCP (Interest on Shareholders’ Equity) (net)	402,632

In compliance with the provisions in article 7, combined to articles 26 of the Company’s Bylaws, in items I, II, III of article 202 of Law 6,404/76, the attendees have unanimously approved the payment of dividends to the preferred shares of 6% of the capital stock, as shown below. Therefore, the payment of dividend per preferred share of R$1.095907422398 was approved, in the same conditions as to payment of dividends to common shares, in the total amount of R$402,632.

Such dividends, declared on the basis of the 2008 closing balance sheet to the holders of common and preferred shares, is made up by the interest on the shareholders’ equity, as approved at a meeting of the Board of Directors of the Company, held on 12/17/2008, deducted in conformity with article 9 of Law 9,249/95, in the amount of R$161,113 which, net of withholding income tax, results in R$136,946, and dividends in the amount of R$265,685, as shown below:

Distribution between JSCP (Interest on Shareholders’ Equity) and dividends and deduction of JSCP is shown below:

Interest on Shareholders’ Equity, Gross	161,113
(-) Withholding Income Tax	(24,166)
Net Amount of Interest Deducted from Dividends	136,947
Dividends	265,685
Dividends / JSCP Net	402,632
Number of common and preferred Shares (excluding treasury shares)	367,395,631
Interest on Shareholders’ Equity per Share (gross)	0.438528010149
Interest on Shareholders’ Equity per Share (net of withholding income tax - IRRF)	0.372748808626

The distribution of Dividends is shown as follows:

Dividend – R$	265,685
Common Shares – R$	97,012
Preferred Shares – R$	168,673

Dividend in R$ per share	Amount
Number of common Shares	134,150,345
Number of preferred Shares (excluding treasury shares)	233,245,286
PN Shares	0.723158613772
ON Shares	0.723158613772

This amount results in an aggregate of JSCP plus net dividends of R$1.095907422398 per common or preferred share.

The amounts for JSCP and dividends shall be paid until December 30, 2009.

The managements of Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, inform that it was approved on March 20, 2009 by their respective Board of Directors, the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for the merger of shares of TC into TCP and of TCP into Vivo Part., for the conversion of TC into the wholly-owned subsidiary of TCP and of TCP into the wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”). As TC shall be a wholly-owned subsidiary of TCP and that TCP shall become a wholly-owned subsidiary of Vivo Part., their registries with CVM and with BOVESPA will be cancelled, as well as the registries of TCP with the U.S. Securities and Exchange Commission “SEC” and with the New York Stock Exchange “NYSE”, in order to eliminate the costs related thereto. Management point out that the referred transaction will not change the final composition of the control of the involved companies.The totality of shares of TC will be merged into TCP, and the holders of the merged shares of TC shall receive in exchange for their shares, new shares to be issued by TCP. On the same date, the shares of TCP shall be merged into Vivo Part., and the holders of the merged shares of TCP shall receive in exchange for their shares, new shares to be issued by Vivo Part., in accordance with the exchange ratio to be established by the Companies. This Corporate Restructuring shall be submitted to Agência Nacional de Telecomunicações - ANATEL. Considering that it is a Corporate Restructuring of companies of the same economic group, the transaction herein described is not subject to the approval by the Conselho Administrativo de Defesa Econômica – CADE (Brazilian antitrust committee). The holding of the shareholders’ meeting that shall resolve on the Corporate Restructuring is subject to the effectiveness of the –registration with the SEC, in the terms required by the regulation of such commission, in view of the negotiation of ADRs of TCP in the New York Stock Exchange.

* * * * * * * * * * *