Form 20-F
period 2009-12-31
Vivo Participacoes S.A.
filed 2010-03-31
CIK 1071337

As filed with the Securities and Exchange Commission on March 31, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

The number of outstanding shares of each class as of December 31, 2008:

Title of Class	Number of Shares Outstanding
Common Stock	137,269,188
Preferred Stock	263,444,639

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

• “BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo stock exchange;

• “Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

• “Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997, by Law No. 10,303 of October 2001, by Law 11,638 of December 28, 2007; and to Law No. 11,941 of May 27, 2009;

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

• “Telpart” are to Telpart Participações S.A.;

• “The Merger” are to the merger of the Vivo Companies as discussed in “Item 4.A.—Information on the Company—Our History and Development—Merger of the Vivo Companies”;

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

• “Vivo Companies” are to Vivo, TCO, TLE, TSD, Celular CRT and Telemig Celular S.A., collectively;

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

• Vivo also operates in “Area 4”— state of Minas Gerais and “Area 10”— states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí.

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

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2009, 2008 and 2007 and for the three years in the period ended December 31, 2009, 2008 and 2007, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or Brazilian GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Notes 33 and 34 to our financial statements appearing elsewhere in this annual report describe the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provide a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity. These consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst & Young”).

     In addition, GAAP convergence is a high priority on the agendas of many countries’ standards setting bodies and “convergence” is a term that suggests elimination of differences or coming together of standards. In Brazil, a number of steps have been taken towards the use of International Financial Reporting Standards (IFRS), with two distinct but related paths to IFRS adoption being taken.

     Firstly, the Brazilian securities regulator, the Comissão de Valores Mobiliários (locally CVM), has determined that IFRS should be used for consolidated financial statements of public companies from 2010 onwards, with early adoption being permitted. Secondly, a new corporate Law 11,638, which was enacted in 2007 and took effect from 2008, requires all Brazilian companies to prepare their financial statements in accordance with a new set of local standards which are currently being issued and are based on IFRS standards. This means that all Brazilian companies, both public and non-public, are currently required to use certain local standards which are similar to IFRS.

     The local standards are being issued by Comitê de Pronunciamentos Contábeis (locally CPC), a newly established Brazilian accounting standard setter. These new standards replace the existing accounting standards (Normas Profissionais de Contabilidade or NPCs issued by Instituto dos Auditores Independentes do Brasil - IBRACON) and other guidance issued by regulators.

     As of December 31, 2009, the newly issued and effective CPC standards, as listed in the notes to our financial statements, have been applied to the financial statements and others are required to be applied for calendar year 2010. Consequently, for the year to be ended December 31, 2010, Vivo Participações S.A. will present its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB). As permitted by the U.S. SEC rules, starting in 2010 Vivo will no longer present reconciliation to U.S. GAAP for its primary financial statements.

FORWARD LOOKING STATEMENTS

     Certain sections in this annual report, principally in “Item 3.D.—Key Information—Risk Factors,”“Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects,” contain information that is forward-looking, including but not limited to:

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

v

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 33 and 34 to our financial statements for a summary of (i) the differences between Brazilian GAAP and U.S. GAAP as they relate to us, (ii) a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2009 and 2008, and (iii) a reconciliation to U.S. GAAP of our net income or loss for each of the three years in the period ended December 31, 2009.

     Prior to 2006, the Company was under common control with TSD, TLE and Celular CRT. In February 2006, an Extraordinary Shareholders Meeting approved the merger of TSD, TLE and Celular CRT into the Company through exchange of shares and the acquisition of the non-controlling interest in TCO by exchanging shares of the Company for the shares held by non-controlling shareholders of TCO, after which TCO became a wholly-owned subsidiary of the Company (the “Merger”). See “Item 4.A.—Information on the Company—Our History and Development—Merger of the Vivo Companies.” Selected financial information combining the historical operations of TSD, TLE and Celular CRT has been presented for the year ended December 31, 2005. In the combined financial information, all inter-company transactions have been eliminated. The acquisitions of non-controlling interests in TSD, TLE, CRT and TCO were accounted for in our consolidated financial statements on the date that the respective share exchanges occurred, in February 2006. However, the financial statements have been consolidated as from January 1, 2006.

     In April 2008, we completed the acquisition of a controlling shareholding stake in Telemig Participações which is consolidated into our consolidated financial statements as from April 1, 2008. See “Item 4.A.—Information on the Company—Our History and Development—Acquisition of Telpart, Telemig and Tele Norte.”

     As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008. Pursuant to a CVM resolution, we elected to apply these changes in accounting criteria retroactively to our financial statements with an effective date as of January 1, 2007. As a result, certain adjustments have been made to our 2007 financial statements to make them comparable to our 2008 and 2009 financial statements.

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5.—Operating and Financial Review and Prospects.”

	Year ended December 31,

	Consolidated 2009 (1)	Consolidated 2008 (1)	Consolidated 2007 (1)	Consolidated 2006 (1)	Combined 2005 (2)

	(in millions of reais, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	16,363.2	15,469.7	12,492.5	10,936.7	11,253.8
Cost of services and goods	(8,951.5)	(8,179.0)	(6,623.3)	(5,564.2)	(5,337.3)
Gross profit	7,411.7	7,290.7	5,869.2	5,372.5	5,916.5
Operating expenses:
Selling expenses	(4,357.4)	(4,107.0)	(3,532.8)	(3,751.1)	(3,614.9)

	Year ended December 31,

	Consolidated 2009 (1)	Consolidated 2008 (1)	Consolidated 2007 (1)	Consolidated 2006 (1)	Combined 2005 (2)

	(in millions of reais, except per share data)
General and administrative expenses	(1,334.3)	(1,164.2)	(1,207.2)	(1,099.7)	(1,031.4)
Other net operating expenses	240.8	(469.9)	(509.4)	(319.5)	(491.6)
Operating income before net financial expenses	1,960.8	1,549.6	619.8	(202.2)	778.6
Net financial expenses	(487.2)	(637.7)	(462.8)	(748.0)	(913.1)
Operating income (loss)	1,473.6	911.9	157.0	(545.8)	(134.5)

Net non-operating income (expenses)	—	—	—	(289.0)	(96.5)
Income (loss) before income taxes and non-controlling interests	1,473.6	911.9	157.0	(834.8)	(231.0)
Income taxes	(590.5)	(469.5)	(256.8)	859.1	(363.0)
Non-controlling interests	(25,6)	(52.7)	—	(8.0)	(173.5)
Net income (loss)	857.5	389.7	(99.8)	16.3	(767.5)
Net income (loss) per share (R$)	2.1807	1.0885	(0.0694)	0.0113	(0.6919)
Dividends declared per thousand preferred shares (R$)	1.82778	0.723	—	0.018	0.037
Dividends declared per thousand common Shares (R$)	1.82778	0.723	—	—	0.047
U.S. GAAP
Operating revenue	21,355.9	20,558.3	15,922.1	14,152.3	14,407.8
Operating income (loss)	1,725.2	1,702.5	623.3	(183.2)	929.7
Net financial expenses	(488.2)	(603.6)	(437.5)	(666.3)	(914.7)
Net non-operating expenses	—	—	(0.3)	(11.6)	(14.8)
Income (loss) before income taxes and non-controlling interests	1,237.0	1,098.9	185.5	(861.1)	0.2
Income taxes	(484.4)	(547.0)	(295.1)	409.0	(319.0)

Net income (loss) (4)	752.6	551.9	(109.6)	(452.1)	(318.8)
Net income (loss) attributable to parent company(4)	726.4	500.9	(109.6)	(460.5)	(494.2)
Net income (loss) attributable to non-controlling interest(4)	26.2	51.0	-	8.4	175.4
Basic net income (loss) per share attributable to parent company —common (R$)	1.89	1.37	(0.84)	(3.97)	(4.76)
Basic net income (loss) per share attributable to parent company —preferred (R$)	1.89	1.37	—	0.08	0.20
Weighted average common shares outstanding—basic(3)	136,458,308	132,991,366	131,232,916	120,316,867	110,999,179
Weighted average preferred shares outstanding—basic(3)	248,555,838	232,353,912	228,172,795	210,335,209	159,444,173
Diluted net income (loss) per share—common (R$)	1.89	1.37	(0.84)	(3.97)	(4.76)
Diluted net income (loss) per share—preferred (R$)	1.89	1.37	—	0.08	0.20
Weighted average common shares outstanding—diluted(3)	136,458,308	133,924,147	131,232,916	120,316,867	110,999,179
Weighted average preferred shares outstanding—diluted(3)	248,555,838	232,353,912	228,172,795	210,335,209	159,444,173

(1)
The financial information presented for 2006 and 2007 represents information from Vivo’s consolidated financial statements. Vivo’s consolidated financial statements for 2008 include the results of Telemig as from April 1, 2008. The financial information presented for 2009 represents information from Vivo’s and Telemig consolidated financial statements.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since these companies were under common control with Vivo for these periods.

(3)
As a result of the corporate restructuring in January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit on the amortization of the intangibles related to concession that was transferred in the Merger. The number of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are required to be included for the purpose of calculating diluted earnings per share for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for the year ended December 31, 2007 as their effect would have been anti-dilutive. As described in Note 33 (j) to the Company’s financial statements for the year ended December 31, 2009, the Company applies accounting guidance for “Participating Securities and the ‘Two-Class’ Method”. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Additionally, net income (loss) per share and share amounts for all periods retroactively reflect the effect of the reverse stock split described in Note 21 to the Company’s financial statements.

(4)
Effective January 1, 2009, Vivo adopted the new accounting guidance for “Non-controlling interests in consolidated financial statements”. The prior periods have also been adjusted for the adoption of this guidance.

	Year ended December 31,

	Consolidated 2009 (1)	Consolidated 2008 (1)	Consolidated 2007 (1)

Cash Flow Data:	(in millions of reais)
Brazilian GAAP
Cash flows from operating activities	4,044.4	3,722.1	3,196.7
Cash flows from investing activities	(2,264.9)	(4,694.9)	(2,011.5)
Cash flows from financing activities	(2,703.8)	964.8	(396.2)

	As of December 31,

	Consolidated 2009 (1)	Consolidated 2008 (1)	Consolidated 2007 (1)	Consolidated 2006 (1)	Combined 2005 (2)

	(in millions of reais, except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	6,445.1	7,183.9	6,316.9	6,467.2	6,683.2
Total assets	22,017.1	23,796.8	18,099.5	17,544.7	19,259.3
Loans and financing	5,124.5	8,003.2	4,385.7	4,509.9	5,652.8
Shareholders’ equity	10,190.8	8,267.5	8,296.3	8,371.7	7,047.5
Capital Stock	8,780.2	6,710.5	6,347.8	6,347.8	8,232.4
Number of shares as adjusted to reflect changes in capital	399,590	367,396	1,437,623	1,437,623	1,109,225
U.S. GAAP
Property, plant and equipment, net	6,158.2	6,973.5	6,078.9	6,333.3	6,536.4
Total assets	23,191.7	26,576.9	22,508.4	18,392.5	20,367.1
Total liabilities	12,952.9	17,225.6	13,484.0	9,210.4	11,294.7
Equity (3)	10,238.8	10,040.0	9,024.4	9,126.2	8,732.0
Equity attributable to parent company (3)	10,238.8	9,351.3	9,024.4	9,126.2	7,165.6
Equity attributable to non-controlling interest(3)	-	688.7	-	-	1,566.4
Capital stock	7,520.5	6,688.3	6,325.6	6,325.6	8,232.4
Number of shares as adjusted to reflect changes in capital	399,590	367,396	359,406	359,406	277,306

____________________________
(1)
The financial information presented for 2006 and 2007 represents information from Vivo’s consolidated financial statements. Vivo’s consolidated financial statements for 2008 include the results of Telemig as from April 1, 2008. The financial information presented for 2009 represents information from Vivo’s and Telemig consolidated financial statements.

(2)
The financial information presented for the 2005 fiscal year represents the combined financial data for Vivo, TSD, TLE and CRT, since these companies were under common control with Vivo for these periods.

(3)
Effective January 1, 2009, Vivo adopted the new accounting guidance for “Non-controlling interests in consolidated financial statements”. The prior periods have also been adjusted for the adoption of this guidance.

     As a result of the corporate restructuring in January 2000, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit that it received for the amortization of the intangibles related to the concession transferred in the Merger. The number of issuable shares, which are determined on the basis of estimates using the Company’s share price at the date of the balance sheet, are considered dilutive and are required to be included for the purpose of calculating diluted earnings per share for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. The potentially diluted shares, consisting solely of the estimate of issuable shares mentioned above, have been excluded from the computation for the year ended December 31, 2007, as their effect would have been anti-dilutive. As described in Note 33 (j) to the Company’s financial statements for the year ended December 31, 2009, the Company applies the accounting guidance “Participating Securities and the ‘Two-Class’ Method”. Since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders. Additionally, loss per share and share amounts for all periods retroactively reflect the effect of the reverse stock split described in Note 21 to the Company’s financial statements.

Exchange Rates

     The Brazilian Central Bank allows the real/dollar exchange rate to float freely. The real/dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. The Brazilian Central Bank has intervened occasionally to control unstable movements in the exchange rate. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar in the future. It is not possible to predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market.

     The Brazilian government has been introducing significant changes aimed at simplifying the Brazilian foreign exchange market. Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

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

     On September 27, 2006, Resolution No. 3,412 eliminated the existing restrictions on investments in foreign financial and derivative markets by individuals and legal entities, and on October 27, 2006, Resolution No. 3,417 increased the liquidation period permitted for currency exchange transactions from 360 to 750 days.

     Since October 2009, in accordance with Decree No. 6,983/09, the IOF tax is levied at 2% for foreign exchange transactions related to the inflow of funds to invest in the financial and capital markets. The IOF rate is zero for foreign exchange transactions for outflow for these funds.

     The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Brazilian Central Bank.

	Exchange Rate of R$ per US$

	Low	High	Average (1)	Year-End

Year ended December 31,
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337
2009	1.702	2.429	1.996	1.741

______________
Source: Brazilian Central Bank, PTAX.
(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$

Month Ended	Low	High

October 31, 2009	1.703	1.784
November 30, 2009	1.702	1.759
December 31, 2009	1.709	1.788
January 31, 2010	1.722	1.874
February 28, 2010	1.804	1.877
March, 2010 (through March 30, 2010)	1.764	1.823

_____________
Source: Brazilian Central Bank, PTAX.

     Although the real depreciated against the US$ in the fourth month period ended April 30, 2009 as a result of an increase in the risk aversion towards investing in the real, the real appreciated against the US$ at the end of 2009. The average exchange rate in 2009 was 1.99R$ to 1US$, which was higher than the average exchange rate of 1.84R$ to 1US$ in 2008. Nevertheless, the year end exchange rate in 2009 was 1.74R$ to 1US$, which was lower than the year end exchange rate in 2008 of 2.34R$ to 1US$, thereby reflecting an appreciation of 26% in 2009. These fluctuations in the R$/US$ exchange rate did not affect our liquidity or ability to raise funds. In 2009, we received the last installment of loans from BNB and BNDES, and we issued our fourth debentures series.

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

• currency fluctuations;

• exchange control policies;

• internal economic growth;

• inflation;

• energy policy;

• interest rates;

• liquidity of domestic capital and lending markets;

• tax policies (including reforms currently under discussion in the Brazilian Congress); and

• other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over the possibility of the Brazilian government implementing changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. Those uncertainties are especially probable during presidential elections and campaigns are currently underway in Brazil to elect a new president on October 3, 2010. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies listed on the stock exchange, such as us.

     Tax reforms may affect our prices and our ability to attract foreign capital

     The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiaries to us and on our revenues and operating results.

     In 2009, the Brazilian government extended the IOF (“Imposto sobre Operações Financeiras”) to tax foreign investments, more specifically fixed income and stocks investments, except for IPOs. In 2008, prior to this extension, only fixed income was taxed. The adoption of this tax aimed to reduce speculation on Brazilian markets and to reduce the volatility of appreciation of the real. Other institutional changes may be used to control the appreciation of the real. This may discourage foreign investment due to higher transaction costs. There is also the risk of reducing the potential value increase in the investment achievable solely as a result of currency rate changes.

     Political instability may have an adverse impact on the Brazilian economy and on our business.

     Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Current or future political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our preferred shares and ADSs.

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

     In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale, but there is no assurance that these measures will successfully alleviate the current financial crisis. In the long term, as a consequence, global investor confidence will likely remain low and credit will likely remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

     Nevertheless, during 2009, there was an increasing perception that Brazil was one of the few countries least affected by the crisis. This perception resulted in a relatively strong investor interest in Brazil and in Brazilian companies with good credit ratings, generally enabling these companies to obtain adequate credit. Furthermore, these companies could rely on public banks, such as the National Economic and Social Development Bank (BNDES), that offered better credit terms and conditions than those offered in the international markets.

     However, additional volatility in the global financial markets may occur. Continued or worsening disruption and volatility could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

     Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

     Brazil has historically experienced high rates of inflation. Inflation and certain government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 4.3% in 2009, remained below the target fixed by the National Monetary Council of 4.5% and within the accepted range of 2.5% to 6.5% . The inflation rate was 5.9% in 2008, 4.5% in 2007, 3.1% in 2006 and 5.7% in 2005.

     The inflation target for 2010 is 4.5% and if inflation increases beyond this target, basic interest rates may rise, causing direct effects on the cost of debt and indirect effects on the demand for telecommunication goods and services.

     Depreciation in the real/U.S. dollar exchange rate may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the real market value of our preferred shares and the U.S. dollar market value of our ADSs.

     The Brazilian currency has experienced fluctuations against the U.S. dollar. The real was devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. Over the next few years, in contrast, the real began appreciating against the U.S. dollar, increasing 22.3%, 8.8%, 11.8%, 8.7% and 17.2% in 2003, 2004, 2005, 2006 and 2007, respectively. However, the real depreciated against the U.S. dollar by 31.9% in 2008. In 2009, the real appreciated against the U.S. dollar, increasing 25%. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

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

     Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or our Brazilian custodian, Banco Itaú S.A. (acting as the agent for the depositary) from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

     Increases in interest rates may have a material adverse effect on our business.

     The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central—COPOM), establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2005, 2006, 2007, 2008 and 2009, the basic interest rate was 18.0%, 13.3%, 11.3%, 13.8% and 8.8%, respectively. For 2010, the target for inflation is 4.5%, and increases in interest rates aiming to control inflation may have a material adverse effect on us.

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

     Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. ANATEL, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

• industry policies and regulations;

• licensing;

• tariffs;

• competition, including, therefore, our ability to grow by acquiring other telecommunications businesses;

• telecommunications resource allocation;

• service standards;

• technical standards;

• interconnection and settlement arrangements; and

• universal service obligations.

     Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorization from the Brazilian government, and our ability to retain this authorization is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that ANATEL will not modify the terms of our authorization adversely. Furthermore, according to the terms of our operating authorizations, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating authorizations. Any partial or total revocation of any our operating authorizations would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our businesses, financial conditions, revenues, results of operations and prospects could be materially adversely affected.

     Therefore, our businesses, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

• the introduction of new or stricter operational and/or service requirements;

• the granting of operating licenses in our areas;

• delays in the granting of, or the failure to grant, approvals for rate increases; and

• anti-trust limitations imposed by ANATEL and the Administrative Council for Economic Defense (“CADE”).

     Brazilian anti-trust regulation is based on Law No. 8,884 of June 11, 1994 which prohibits any practice or transactions aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising a dominant market position. The Economic Law Office, or SDE, and the Secretariat for Economic Monitoring, or SEAE, also act towards promoting the principle of free, ample and fair competition among all providers, as well as toward correcting the effects of imperfect competition and repressing violations against economic order. We cannot continue to expand our growth through acquisition of other service providers given the anti-trust objections of ANATEL along with the fact that we currently already render SMP service all over the country. Consolidation of the other players in the telecommunications market will increase the competitive pressure on us due to the increase in their economies of scale and reduction of operational costs, and we may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

     Our results of operations may be negatively affected by the application of the SMP rules.

     Under the SMP regime, our subsidiaries receive payment for the use of their networks in accordance with a network usage payment plan, which includes outbound long distance calls. Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate our interconnection charges. In early 2005, ANATEL began permitting free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in mobile operators’ fees). ANATEL approved that provisional agreement and, in March 2006, approved another provisional agreement of 4.5% increase for VU-M fees for long-distance calls, or VC-2, VC-3, and international calls, among the same operators that had made the VC-1 agreement in July 2005. Currently, free negotiation is the rule, subject to ANATEL regulations.

     In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of approximately 1.97% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of approximately 2.25% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). There have been no changes to these annual adjustment rates for the year ended December 31, 2009.

     In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period since January 2004, that provides for an annual adjustment of 4.5% as of March 2006 and an annual adjustment of approximately 1.97% or approximately 2.25% as of July 2007. There have been no changes to these annual adjustment rates for the year ended December 31, 2009.

     In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of approximately 1.89% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of approximately 2.06% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region). There have been no changes to these annual adjustment rates for the year ended December 31, 2009.

     In March 2009, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2007 to 2008, that provides for an annual adjustment of approximately 1.89% in Region I (Telemar’s Region) or approximately 2.06% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region) as of July 2008.

     In September 2009, even though it had a provisional agreement between the fixed line operators Telefônica, Telemar, Brasil Telecom and Sercomtel and the mobile operators, without CTBC Celular, ANATEL decided not to approve the readjustment of the local (VC-1) and long-distance (VC-2 and VC-3) fixed-to-mobile calls. In February 2010, this readjustment of the VC-1, VC-2 and VC-3, relative to the period from 2008 to 2009, was approved by ANATEL and the provisional agreement of VU-M readjustment (68.5% of the approved readjustment of approximately 0.97% for the VC-1) could be applied.

     The Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization (that occurred on April 30, 2008), the authorizations resulting from this auction will be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP (PGA-SMP). In accordance with this determination, in January 2010, ANATEL published an act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (state of São Paulo) of the PGA-SMP, with an SMP authorization for each one of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Moreover, ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the value of the VU-M must be unified for that Region and freely negotiated. Until such date, the mobile operators charged a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Telemig Celular, for region of the PGA-SMP, as a result of the unification of the SMP authorizations.

     The free negotiation process for interconnection charges has been extended and will proceed until 2010, when a “cost based” reference interconnection value is expected to be set by ANATEL according to the rules and the regulation on SMP Network Usage Fees issued in July 2006 (Resolution 438/2006). Under Resolutions 438/2006, 480/2007, 483/2007 and 503/2008, the ANATEL developed a new model from 2010 onward to determine reference costs for the use of mobile networks—RVU-M—by SMP providers who have significant market power. These values will be used in arbitration cases involving VU-M’s value by ANATEL.

     Under Resolution 438/2006, the free negotiation of the cost of use of mobile networks—VU-M—was maintained. However, in the arbitration by ANATEL, while the cost model will not be implemented until 2010, ANATEL will decide the new value of VU-M by reference to the existing ratio (as of January 1, 2006) between the value of VU-M and the value of VC-1. In addition, under the ANATEL rules, the retail rates charged to customers for local fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the local fixed and mobile terminations.

     Under Resolution 438/2006, ANATEL also eliminated the partial “Bill & Keep” rule for network usage between SMP networks. The applicable rule is now “full billing,” where the SMP operator pays the entire call termination fee of the other mobile network. The rule of the partial “Bill & Keep” had been maintained by the SMP and SME (trunking) networks. Before “full billing,” an SMP operator used to pay for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage.

     ANATEL also issued Regulation No. 460/2007 regarding number portability that implemented and developed fixed and wireless number portability in Brazil effective as of March 2009, with most costs to be borne by the operators. For SMP, number portability is applied for wireless codes of access of the same registration area. Until December 2009, there were 173.9 million cell phones in Brazil. After the start of number portability in September 2008, 543,609 people changed our subsidiaries as operator as of December 31, 2009. For fixed operators, number portability is applied for fixed codes of access of the same local area. There can be no assurance that this new regulation will not have material adverse effects on the results of our operations.

     We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change will have an adverse effect on our results of operations. We cannot assure you that the interconnection rates we negotiated will be upheld or that future negotiations will be as favorable as those that were previously set by ANATEL. If the readjustments that we negotiated are cancelled or if freely negotiated interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

     If the inflation adjustment index now applied to our prices is changed, the new index may not adequately reflect the true effect of inflation on our prices, which could adversely affect our results of operations.

     The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. Starting in 2010, the Brazilian government will begin regulating the telecommunications industry based on an economic model (FAC, or “Fully Allocated Costs”) that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government will use a different inflation adjustment mechanism, the IST index (¥ndice de Serviços de Telecomunicações), starting in 2010. Under Resolution 438/2006, after the economic model is implemented in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the value of VU-M. The inflation adjustment of the RVU-M value will use the IST index. In the auctions by SMP of new radio frequency bands, ANATEL has been using the IST index for determining the value of the installments to be paid for the licenses. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

     ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

     Since the beginning of 2005, ANATEL published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão—Resolution No. 410/2005, or RGI); (2) the Regulation of Separation and Allocation of Costs (Resolution No. 396/2005); (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP—Resolution No. 438/2006 and Resolutions No. 480/2007, 483/2007 and 503/2008); (4) the Regulation for Usage of Spectrum in the 800, 900, 1800, 1900 and 2100MHz bands (Resolution No. 454/2006); (5) the Regulation for Methodology of the Calculation of the WACC (Resolution No. 535/2009); (6) the Invitation Document numbered 002/2007/SPV-ANATEL, relating to the auction organized by ANATEL of new 3G licenses, and stating that, in the maximum allowed period of eighteen months from April 30, 2008, the authorizations resulting from this auction must be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP; and (7) the general plan for updating the Brazilian telecommunications regulation (Resolution No. 516/2008, or “PGR”). The following are some of the changes in the regulation that may adversely affect our results:

• two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks ((3) and (6) above);

• new negotiation rules for VU-M prices by which ANATEL will have a role in determining reference prices rather than the current free-market negotiation of prices. The reference prices will apply to SMP providers that have significant market power, which may be the case of Vivo and Telemig Celular (until further decision by ANATEL, all operators are considered to have significant market power) ((3) above). In February 2010, ANATEL published the Public Consoultation No. 5/2010, with a proposal to amend Resolution No. 438/2006 regarding the identification of SMP providers that have Significant Market Power in voice call termination on individual mobile networks ((3) and (7) above);

• reference prices were cost based commencing in 2008 in compliance with Resolution No. 483/2007. The prices are calculated according to the regulation on Costs Separation and Allocation (Resolution No. 396/2005) ((2) and (3) above);

• VU-M prices must follow the discounts granted to fixed telephony customers for out-of-business hours calls ((3) above);

• when receiving calls from public telephones, VU-M will adopt the same tariff rules that apply to public telephones ((3) above);

• creation of VU-M price unification among SMP providers of the same economic group having significant market power ((3), (6) and (7) above);

• the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”) ((1) and (3) above). Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “partial bill and keep”);

• the Invitation Document numbered 002/2007/SPV-ANATEL relates to the auction organized by ANATEL in December 2007 of new licenses (3G licenses) for the 1900-2100 MHz radio frequency bands denominated the “F”, “G”, “I” and “J” bands, and states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization on April 30, 2008, the authorizations resulting from this auction will be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP. Vivo and Telemig Celular acquired spectrum licenses for the “J” band in regions where we possess SMP licenses. In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of operating profits the remuneration received for the use of the SMP network together with the profits earned from the service plans. In accordance with this Invitation Document, in January 2010, ANATEL published on act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (state of São Paulo) of the PGA-SMP, with only one SMP authorization for each one of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Moreover, ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the value of the VU-M must be unified for that Region (two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks), and freely negotiated. Until such date, the mobile operators charged a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Telemig Celular, for the region of the PGA-SMP, as a result of the unification of the SMP authorizations ((1), (3) and (6) above);

• in 2008, ANATEL published the general plan for updating the Brazilian telecommunications regulation (“Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil”—Resolution number 516/2008, or “PGR”) ((7) above).

• in December 2009, ANATEL published the Public Consultation No. 50/2009, with a proposal for the regulation of the mobile virtual network operator (MVNO) ((7) above);

• in October 2009, ANATEL published Resolution No. 535/2009 relating to the Methodology of the Calculation of the WACC ((5) above);

• in December 2008, Decree 6523/2008 was effective, relating to the general norms of customer interaction service by telephone, with the objective of improving the quality of services ((7) above);

• in December 2009, ANATEL published the Public Consultation No. 51/2009, with a proposal for the invitation document related to the auction of new SMP licenses for the 1900-2100 MHz radio frequency band denominated the “H” band, for extension bands and for available frequencies at “A”, “D”, “E”, “M” and TDD bands ((4) and (7) above);

• in June 2009, ANATEL published the Public Consultation No. 24/2009, with a proposal of amending the regulation of the 450 MHz to 470 MHz band, allowing it to apply additionally to mobile services ((7) above);

• in August 2009, ANATEL published the Public Consultation No. 31/2009, with a proposal of amending the regulation of the 2500 MHz to 2690 MHz band, allowing it to apply additionally to mobile services ((7) above);

• in February 2010, ANATEL published Resolution No. 537/2010 relating to amending in the regulation of the 3400 MHz to 3600 MHz band, allowing it to apply additionally to mobile services ((7) above); and

• in April 2009, ANATEL published Resolution No. 527/2009 relating to the regulation of the Broadband Power Line (BPL), allowing this service to apply to multimedia communication (“Serviço de Comunicação Multimídia—SCM”) ((7) above).

     Such new regulations could have an adverse effect on our results of operations because: (1) our interconnection charges could drop significantly, thereby reducing our revenues; (2) ANATEL may allow more favorable prices for economic groups without significant market power; (3) the prices we charge in some regions in which we operate are higher than those in certain other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues; (4) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our market share, thereby reducing our revenues; (5) the inclusion in the calculation of operating profits the remuneration received for the use of the SMP network will increase the cost of renewing licenses; (6) in ANATEL’s general plan of updating the telecommunications regulation, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as regulation to improve the quality of services that can cause the rise of operational costs, regulation of the virtual mobile operation (MVNO) that can cause an increase in competitive pressure, regulation against significant market power (“Poder de Mercado Significativo—PMS”) arising from VU-M price unification among SMP providers of the same economic group having significant market power, that can reduce our revenues, and regulation of multimedia communication (“Serviço de Comunicação Multimídia—SCM”), that can cause an increase in competitive pressure.

     We face substantial competition that may reduce our market share and harm our financial performance.

     There is substantial competition in the telecommunications industry. We not only compete with companies that provide SMP service and trunking but also indirectly with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence of these services.

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

     These factors have already contributed to a negative effect on our market share and our results of operations and could have a material adverse effect on our business and results of operations in the future. As a result of competitive pressures, for example, our market share decreased from 29.84% as of December 31, 2008 to 29.75% as of December 31, 2009, and our market share of net additions to our customer base increased from 25.5% for the twelve months ended December 31, 2008 to 29.2% for the twelve months ended December 31, 2009. In addition, our net additions of customers increased by 10.1% from December 31, 2008 to December 31, 2009, including clients of Telemig.

     The ultimate impact that existing competition will have on our business is not yet clear. Our competitors may be able to offer lower prices than we do and to develop and deploy more rapidly new or improved wireless technologies, services and products. Our response to competition may require us to lower rates or extend higher subsidies to our customers for the acquisition of handsets, thereby adversely affecting our margins.

     In addition, market participants in other areas of Brazil may also seek to operate in our area, most likely through acquisitions. Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within our market. We may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations. We could be negatively affected by anti-trust limitations imposed by ANATEL and the Administrative Council for Economic Defence, or CADE. Brazilian competition regulation is based on Law No. 8,884 of June 11, 1994 which prohibits any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position. The Economic Law Office, or SDE, and the Secretariat for Economic Monitoring, or SEAE, also act towards promoting the principle of free, ample and fair competition among all providers, as well as toward correcting the effects of imperfect competition and repressing violations against economic order. We cannot continue to expand our growth through acquisitions given the anti-trust objections of ANATEL along with the fact that we currently already render SMP service all over the country. However, consolidation of the other players will increase the competitive pressure on us due to an increase in their economies of scale and a reduction in operational costs.

     While our subsidiary Telemig was initially the only cellular operator in the State of Minas Gerais, the emergence of other wireless telecommunications operators in that area has created an intensely competitive environment for Telemig in Minas Gerais. Currently, in addition to Telemig there are four other wireless service providers operating within that same authorization area in Minas Gerais. Telemig faces competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 – TIM is primarily owned by Telecom Italia (in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between TIM and our subsidiaries) and operates in the entire State of Minas Gerais using TDMA and GSM technologies; (b) Oi, the “D” band operator that launched its services in June, 2002—Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM technology; in the auction of 3G licenses, Oi acquired spectrum licenses for the “I” band in the entire State of Minas Gerais and operates using 3G technology; (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005—Claro is controlled by América Móvil and operates in an area that comprises most of the State of Minas Gerais using GSM technology—Claro is not present in the Triângulo Mineiro region; and, (d) CTBC Celular, an “A” band operator that provides services only in the Triângulo Mineiro region—CTBC Celular is controlled by CTBC, a fixed-line operator and uses both TDMA and GSM technologies; in the auction of 3G licenses, CTBC Celular acquired spectrum licenses for the “G” band in the Triângulo Mineiro region and operates using 3G technology. In 2009, the intense competition in Telemig’s market in Minas Gerais did not hinder the increase of its total market share, which was an estimated 33% on December 31, 2009, as compared to 28.7% and 29.1% on December 31, 2008 and 2007, respectively.

     Our results of operations have been negatively affected by a decrease in our customer growth and could also be affected if our rate of customer turnover increases.

     Our rate of acquisition of new customers can be negatively affected by market penetration. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and their rate of customer turnover, including limited network coverage, lack of sufficient reliability of their services and economic conditions in Brazil.

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

     Media and other reports have suggested that radio frequency emissions from base stations may cause health problems. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. According to the World Health Organization (WHO), there is no evidence in the latest medical research that shows any relationship between radio frequency emissions of base stations and health concerns. However, expansion of our network may be affected by perceived risks if we experience problems in finding new sites, which in turn may delay expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government developed specific legislation for the deployment of radio frequency transmission stations that supersedes the existing state and municipal laws. In May 2009, the Brazilian government published Law No. 11934/2009 that limits the exposure for fields with frequencies up to 300 GHz. The new law uses the exposition limits determined by the International Commission on Non-Ionizing Radiation Protection (ICNIRP) and recommended by the World Health Organization (WHO). The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

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

     For Brazilian GAAP purposes, an impairment is recognized on goodwill if the expected net cash flows generated from the acquired net assets is not sufficient to cover their book value. As of December 31, 2009, the amount of goodwill of the Company was R$2,700.6 million.

     For U.S. GAAP purposes, we are required to test our goodwill for impairment at least annually. The difference between the book value of a company and its market value may indicate that an impairment exists. This impairment test is described in Note 33 to our audited consolidated financial statements. The Company has substantial goodwill including from the acquisition of Telemig on April 3, 2008, with a carrying value of R$948.0 million as of December 31, 2009. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based on projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved as well as on assumptions that market place participants will make in valuing similar assets. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges related to our long-lived assets in future periods, and this could have an adverse effect on our operations.

     In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of these assets exceeds the undiscounted cash flows expected from their use for purposes of U.S. GAAP. This impairment test is also described in Note 33(m) to our audited consolidated financial statements included in this annual report.

Risks Relating to Our Shareholding Structure

     Our controlling shareholders have a great deal of influence over our business.

     As of December 31, 2009, PT Móveis SGPS, S.A. and Telefónica S.A., our principal shareholders, owned, directly and indirectly, approximately 88.9% of our common shares and 59.4% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7.A.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiary, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. The interests of PT Móveis SGPS, S.A. and Telefónica S.A. may differ from our interests or those of our other shareholders.

Risks Relating to Our Securities

     Holders of our preferred shares or ADSs may not receive any dividends.

     According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. We were unable to pay minimum dividends for the fiscal years ended December 31, 2004, 2005 and 2007 because we had net losses. For the fiscal year ended December 2006, we were able to pay dividends because we had net income, but the amounts paid were insufficient to meet the minimum legal requirement. In addition, according to Brazilian Corporate Law, we would not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and, upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated. Additionally, on February 9, 2010, the Board of Directors meeting approved the payment of dividends in the approximate amount of R$818.9 million for the fiscal year ended December 31, 2009. See “—Our preferred shares and our ADSs generally do not have voting rights.”

     Telemig Celular and Telemig Participações have paid dividends for the fiscal year ended in December 31, 2008 in an amount that is greater than that required by their respective by-laws. In November 13, 2009, Telemig Participações was merged into Vivo and consequently cease to exist. As of December 31, 2009, we had become the direct owner of 100% of the shares of Telemig Celular. Consequently, as of that date, we owned all of the shares of Telemig Celular and the Brazilian corporate provisions of the Telemig Celular by-laws requiring payment of dividends equal to at least 25% of Telemig Celular’s annual net income no longer were applicable. Nevertheless, since we are a holding company, our income consists exclusively of distributions from our subsidiaries in the form of dividends or other advances and payments. We do not generate our own operating revenues, and we are dependent on dividends and other advances and payments for our cash flow, including making any dividend payments and making payments on our indebtedness. The payment of dividends and interest on capital shall be paid in two equal installments of 50% on April 19, 2010 and 50% on October 25, 2010. Our ability to pay future dividends on our common shares, preferred shares and ADSs will depend on the financial results of our wholly-owned subsidiaries, Vivo S.A. and Telemig Celular.

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

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability of holders of our ADSs to exchange their ADSs for the underlying preferred shares and then to sell the preferred shares at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of US$1.3 trillion as of December 31, 2009, and an average monthly trading volume of approximately US$53.9 billion for the first twelve months of 2009.

     In comparison, the NYSE had a domestic market capitalization of US$11.8 trillion (excluding funds and non-U.S. companies) as of December 31, 2009. A liquid and active market may never develop for our common shares, preferred shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

     Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

     Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law. Moreover, our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian Corporate Law, the rights of a holder of our common shares or preferred shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

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

     Because we did not pay minimum dividends for the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the holders of preferred shares have been able to exercise voting rights since the General Shareholders Meeting held in March 2004. However, for the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by Brazilian law. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and, upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated. Additionally, on February 9, 2010, the Board of Directors meeting approved the payment of dividends in the approximate amount of R$818.9 million for the fiscal year ended December 31, 2009. See “—Holders of our preferred shares or ADSs may not receive any dividends” and “Item 10.B. — Additional Information— Memorandum and Articles of Association.”

     Holders of our ADSs may find it difficult to exercise even their limited voting rights at our shareholders meetings. Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement related to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy or its equivalent under Brazilian law. By contrast, holders of the ADSs will receive notice of a shareholders meeting by mail from the depositary following our notice to the depositary requesting the depositary to do so, and so may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. If voting instructions for all or part of the ADSs are not timely received by the depositary, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

     An exchange of ADSs for preferred shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York Mellon, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000 and issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

     Brazilian Law No. 10,833, article 26, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 10.E.—Additional Information—Taxation—Brazilian Tax Considerations.”

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

     According to market share data published by ANATEL, we are a leading provider of cellular telecommunications services in Brazil through our subsidiary Vivo S.A., whose operations were previously provided by our former subsidiaries TC; GT; TCO; and the subsidiaries of Celular CRT; TLE; and TSD. Additionally, we acquired the control in April 3, 2008 of Telemig Celular S.A., a wireless telecommunication provider in the state of Minas Gerais. Global Telecom (or GT, currently Vivo S.A.) is a “B” band cellular concessionaire in the states of Paraná and Santa Catarina. GT began commercial operations in December 1998. In February 2001, we acquired an 81.61% indirect economic interest in GT for R$902 million. On December 27, 2002, we acquired the remaining shares of GT for R$290.3 million.

     The following chart shows our corporate structure as of December 31, 2009:

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

Brasilcel

     Vivo is controlled by Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, a joint venture between Portugal Telecom and Telefónica. Through the Vivo Companies, this joint venture controls 29.8% of the total market in Brazil, according to ANATEL, with 51.7 million customers as of December 31, 2009, according to market share data published by ANATEL. Its operations cover all of Brazil and its approximately 191 million inhabitants.

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

• Celular CRT

Celular CRT controlled an “A” band operator in the state of Rio Grande do Sul. Cellular telecommunications services were first offered in the state of Rio Grande do Sul in December 1992 by a business unit of Celular CRT—Companhia Riograndense de Telecomunicações. The fixed and cellular operations of Celular CRT were split on June 25, 1998, and the cellular operations were spun off as Celular CRT. On May 4, 1999, Celular CRT obtained its registration as a publicly held company with the CVM for the trading of its shares on the over-the-counter market organized by Sociedade Operadora do Mercado de Ativos SOMA, starting on May 17, 1999. On September 8, 1999, Celular CRT registered with the Extremo Sul Stock Exchange and BM&FBOVESPA, pursuant to the applicable laws. The main shareholder of Celular CRT was the state of Rio Grande do Sul.

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

TCO’s Corporate Restructuring

     On June 30, 2004, the management of TCP and TCO approved the corporate restructuring of TCO and its subsidiaries Telegoiás, Telems, Telemat, Teleacre and Teleron. The reasons for restructuring were: (i) to improve TCO and its subsidiaries’ cash flow, which resulted in the transfer of a R$511 million tax benefit from TCP to TCO, generated by the amortization of goodwill in the amount of R$1,503 million, in connection with the acquisition of TCO and its subsidiaries by TCP in 2003 and (ii) to simplify the corporate structure of TCO’s subsidiaries, improve TCO’s capitalization and benefit the non-controlling shareholders of TCO’s subsidiaries.

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

     The remaining rights of the former non-controlling shareholders of TCO, Telegoiás, Telemat, Telems, Teleacre and Teleron survived the Corporate Restructuring of the Operating Subsidiaries as of November 1, 2006 and continue to exist under Vivo S.A.

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

     Also on April 3, Vivo announced that it would proceed with two tender offers through its subsidiary TCO IP S.A.: (i) a mandatory offer to non-controlling common shareholders in Telemig Participações and Telemig Celular, at a price per share of R$120.93 and R$2,100.03, respectively, which was subsequently launched on July 15, 2008 and (ii) a voluntary offer for up to one-third of Telemig Participações’s and Telemig Celular’s outstanding preferred shares, on a pro-rated basis, at a price per share of R$63.90 and R$654.72, respectively—which prices included a premium of approximately 25% of the weighted average price of the preferred shares of the respective company in the 30 BM&FBOVESPA trading sessions preceding and including August 1, 2007. The voluntary offer also included holders of preferred shares underlying the ADSs and was launched on April 8, 2008.

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

     The issue price of R$32.63 per preferred and common share, corresponded to 100% of the weighted average price of the preferred shares during the 10 trading sessions of BM&FBOVESPA, from January 28, 2009 until February 10, 2009, inclusive.

     As a result of this capital increase Brasilcel’s holdings in us consisted of 89.56% of our common shares, 48.75% of our preferred shares, representing 63.61% of our total capital.

Corporate Restructuring and Deregistration of Telemig Participações and Telemig Celular

     On March 23, 2009, in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, the Board of Directors of Vivo, Telemig Participações, and Telemig Celular agreed to submit to the shareholders of all three companies a proposal for a corporate restructuring consisting of the merger of the shares of Telemig Celular into Telemig Participações and of the shares of Telemig Participações into Vivo, with the objective of making Telemig Celular into a wholly-owned subsidiary of Telemig Participações and making Telemig Participações into a wholly-owned subsidiary of Vivo (“Corporate Restructuring”).

     The purpose of the proposed Corporate Restructuring was to simplify the former organizational structure that comprised three publicly-held companies, two of them with ADRs traded outside of Brazil. The simplified structure reduces administrative costs and allows the shareholders of these three companies to participate in one company with shares traded on the Brazilian and international stock exchanges, thus increasing liquidity and facilitating the unification and standardization of the general administration of the businesses.

     At a Special Shareholders’ Meeting held on July 27, 2009, the shareholders of Telemig Participações and Telemig Celular approved the Protocol of Merger of Shares and Instrument of Justification executed on May 29, 2009, which provided for the merger into Telemig Participações of all the shares of Telemig Celular, with the holders of the merged Telemig Celular shares receiving, without any further action by these holders, 17.4 common shares, no par value, of Telemig Participações for each Telemig Celular common share they held and 17.4 preferred shares, no par value, of Telemig Participações for each Telemig Celular preferred share they held, regardless of the class of Telemig Celular preferred shares held, but, as described below, the Telemig Participações shares that they received were exchanged for Vivo shares so that each holder of a Telemig Celular common share or a Telemig Celular preferred share ultimately received, without any further action by the holder, 23.838 Vivo common shares or 23.838 Vivo preferred shares, respectively, plus, in each case, cash instead of any fractional Vivo shares for which the Telemig Celular common shares and preferred shares ultimately were exchanged as a result of the Corporate Restructuring (the “Telemig Merger of Shares”).

     On the same date, at a Special Shareholders’ Meeting, the shareholders of the Company approved the Protocol of Merger of Shares and Instrument of Justification executed on May 29, 2009, which provided for the merger into Vivo Participações of the shares of Telemig Participações, including those raised in the Telemig Celular merger of shares described above, with the holders of the merged shares of Telemig Participações receiving, without any further action by these holders, 1.37 common shares, no par value, of Vivo for each Telemig Participações common share they held, and 1.37 preferred shares, no par value, of Vivo for each Telemig Participações preferred share they held plus, in each case, cash instead of any fractional shares (the “Vivo Merger of Shares”).

     The mergers of the shares of Telemig Celular and Telemig Participações did not result in any change in the number or types of outstanding shares of these companies or in the terms of any of these shares. Instead, Vivo became the owner, directly or indirectly, of all of these shares, with Telemig Participações becoming a wholly-owned subsidiary of Vivo and with Telemig Celular becoming a wholly-owned subsidiary of Telemig Participações. Ultimately, all of the non-controlling shareholders of Telemig Celular and Telemig Participações became Vivo shareholders and each shareholder received the same class of Vivo share (common or preferred) as that shareholder previously held in Telemig Celular or Telemig Participações.

     The Corporate Restructuring was submitted to ANATEL for review, but its approval was not required to merge Telemig Celular into Telemig since this part of the Corporate Restructuring plan involves companies of the same economic group. Moreover, such merger was not subject to the approval of CADE - Conselho Administrativo de Defesa Econômica.

     The charts below show the simplified organizational charts showing the corporate structure of Vivo, Telemig and Telemig Celular before and after the Corporate Restructuring.

Pre-Restructuring

     The organizational chart below shows the corporate structure of Vivo, Telemig, and Telemig Celular after the implementation of the Corporate Restructuring described above. The Corporate Restructuring did not change the final composition of the control of the three companies involved.

Post-Restructuring

The Corporate Restructuring resulted in the following:

• non-controlling holders of Telemig ADSs received 2.74 Vivo ADSs for each Telemig ADS they held plus cash instead of any fractional ADSs;

• Vivo became a significantly larger company and more diversified, owning 100% of the capital stock of Telemig, which in turn owned 100% of the capital stock of Telemig Celular. Telemig’s interest in the net book value and net income (loss) of Telemig Celular therefore increased to 100%, and Vivo’s interest in the net book value and net income (loss) of Telemig therefore increased to 100%;

• the preferred shares and ADSs of Telemig ceased trading on the NYSE on September 28, 2009, and were deregistered under the Exchange Act on December 15, 2009, and Telemig no longer files Annual Reports on Form 20-F or reports on Form 6-K;

• the common shares and preferred shares of Telemig and Telemig Celular were delisted from the BM&F BOVESPA and deregistered from the CVM on October 16 and 19, 2009, respectively; and

• the Restructuring allowed holders of common shares and preferred shares of Telemig and Telemig Celular to receive Vivo securities having substantially the same rights as their prior securities but that instead are expected to enjoy greater liquidity than the securities previously held by them.

     The holders of common and preferred shares of Telemig and of Telemig Participações and of common shares of Vivo Participações who dissented from the merger of shares of Telemig and of Telemig Participações, were entitled, for a period of 30 days following publication of the minutes of the special shareholders’ meetings of the companies relating to the Corporate Reorganization, to withdraw themselves from the respective companies. The aggregate amount paid by Vivo or its affiliates with respect to all of the withdrawal rights exercised by holders entitled to withdraw from the companies was R$23.3 thousand for 405 shares.

     The calculations prepared for the exchange ratios of shares of Telemig for shares of Telemig Participações and of shares of Telemig Participações for shares of Vivo Participações resulted in share fractions which were replaced on the market at auctions held on September 24 and 29, 2009 at BM&FBOVESPA. These over-allotment shares represent 54,169 common shares and 42,595 preferred shares, representing a net value of approximately R$40.95 per common share, and approximately R$43.20 per preferred share, to be paid pro-rata to the fractions held by the shareholders and investors prior to the auctions.

     At a Special Shareholders’ Meeting held on November 13, 2009, the actual merger of Telemig Participações into Vivo Participações (as opposed to the merger of the shares) and the subsequent termination of Telemig Participações was approved, the appraisal and prior approval of which was submitted to ANATEL. ANATEL approved the actual merger of Telemig Participações into Vivo Participações on November 4, 2009. As a result of such merger, Telemig Celular became a direct wholly-owned subsidiary of Vivo Participações. See Note 1(d) to our 2009 financial statements.

Post-merger of Telemig Participações into Vivo

     Currently, to further simplify our corporate structure, we are seeking to also merge the operations of Telemig Celular into Vivo Participações, subsequent to which Telemig Celular will cease to exist. At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the Bylaws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable this future merger of Telemig Celular into Vivo, with a relevant notice of this future merger previously released to the market on October 8, 2009.

     On December 7, 2009, the Company communicated to its shareholders and to the market in general that, on December 3, 2009, it had filed with ANATEL a request for approval of the actual merger of Telemig Celular into Vivo Participações (as opposed to the merger of shares), in conformity with the provisions of Law no. 9.472/97 – General Telecommunications Law, on the Regulation for Verification of Share Control and Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/1999, and with the other applicable regulatory instruments. ANATEL is currently analyzing this merger.

Corporate Reorganization of Our Controlling Shareholders

     A corporate reorganization was carried out in November 2009 betweenVivo’s controlling companies, resulting in the actual merger, into Portelcom Participações S.A. (“Portelcom”), of the companies Tagilo Participações Ltda., Sudestecel Participações Ltda. and Avista Participações Ltda., after which the merged companies were extinguished. Vivo Brasil Comunicações Ltda., 100% of which was previously owned by Brasilcel N.V., was also merged into Portelcom. At this same date, Brasilcel N.V. increased the capital stock of Portelcom by transferring 1,910,428 common shares of Vivo to Portelcom. Nevertheless, the ultimate shareholding control was not changed and the reorganization does not involve Vivo, but rather only the controlling group companies holding shares in Vivo.

Dividends and Interest on Shareholders’ Equity

     Year ended December 31, 2008

     In compliance with our by-laws, the general shareholders meeting on March 19, 2009 approved the payment of dividends in a total amount of approximately R$402.6 million). Such dividends, declared on the basis of the 2008 closing balance sheet, include the interest on shareholders’ equity (Juros Sobre o Capital Próprio - “JSCP”) in the approximate net amount of R$136.9 million, as approved at a meeting of the Board of Directors of the Company held on December 17, 2008, and dividends in the amount of approximately R$265.7 million.

     This amount results in an aggregate of interest on shareholders’ equity (Juros Sobre Capital Próprio or “JSCP”) plus net dividends of approximately R$1.10 per common or preferred share. The above mentioned amounts were paid on December 2, 2009.

     Year ended December 31, 2009

     In compliance with our by-laws, the Board of Directors meeting held on February 9, 2010 approved the payment of dividends in the approximate amount of R$818.9 million. Such dividends, declared on the basis of the 2009 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of R$88.5 million, as approved at the Board of Directors meeting held on December 14, 2009, and dividends in the amount of approximately R$730.3 million. The above mentioned dividends will be paid in two equal payments, on April 19, 2010 and October 25, 2010.

Capital Expenditures

     The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity and quality of the services we currently offer and the provision of new services as well as the development of information systems.

     The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,

Vivo	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	237.6	533.1	417.3
Transmission equipment	1,283.6	1,446.9	726.9
Information technology	346.0	286.5	267.2
Others(2)	500.3	1,730.9	494.3

Total capital expenditures	2,367.5	3,997.4	1,905.7

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	61.5	146.8	133.4
Transmission equipment	321.9	411.7	267.1
Information Technology	281.3	243.9	238.2
Others(2)	201.3	373.1	143.8

Total capital expenditures	866.0	1,175.5	782.5

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	58.4	65.3	86.4
Transmission equipment	119.6	223.7	115.3
Information technology	3.3	2.3	5.6
Others(2)	71.2	305.3	106.5

Total capital expenditures	252.5	596.6	313.8

	Year ended December 31,

States of Paraná and Santa Catarina—Area 5	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	6.3	11.8	56.2
Transmission equipment	106.1	131.2	89.8
Information Technology	0.3	1.1	2.2
Others(2)	48.1	251.1	65.6

Total capital expenditures	160.8	395.2	213.8

	Year ended December 31,

State of Rio Grande do Sul—Area 6	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	13.3	119.7	69.1
Transmission equipment	84.6	22.3	73.8
Information technology	3.0	1.1	5.9
Others(2)	62.0	231.0	62.3

Total capital expenditures	162.9	374.1	211.1

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	38.7	68.7	46.4
Transmission equipment	240.0	246.6	119.3
Information Technology	3.3	2.6	8.1
Others(2)	58.6	269.8	78.7

Total capital expenditures	340.6	587.7	252.5

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2009(1)	2008(1)	2007(1)

	(in millions of reais)
Switching equipment	12.0	33.2	25.8
Transmission equipment	57.9	77.3	61.6
Information technology	1.0	1.2	7.2
Others(2)	24.4	120.5	37.4

Total capital expenditures	95.3	232.2	132.0

Northeast region—Area 10	Year ended December 31, 2009	Year ended December 31, 2008(1)

Switching equipment	12.4	19.3
Transmission equipment	200.7	212.5
Information technology	6.3	1.7
Others(2)	12.2	71.2

Total capital expenditures	231.6	304.7

State of Minas Gerais—Area 4	Year ended December 31, 2009	Year ended December 31, 2008

Switching equipment	35.0	68.3
Transmission equipment	152.8	121.6
Information technology	47.5	32.6
Others(2)	22.5	108.9

Total capital expenditures	257.8	331.4

_____________________
(1)	The financial information presented for 2007, 2008 and 2009 represents information from Vivo’s consolidated financial statements.
(2)
Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment, store layouts, and an aggregate amount of R$1,201.2 million in connection the acquisition in 2008 of our 3G licenses.

     Our capital expenditure estimate for 2010 is approximately R$2.49 billion, which includes investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to our customers.

     We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

     According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our subsidiary Vivo S.A., the leading cellular operator in Brazil. Vivo S.A. is a cellular operator in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Distrito Federal, or the Federal district), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, São Paulo, Sergipe, Tocantins and Minas Gerais through its subsidiary Telemig Celular.

     In Areas 1 and 2, Vivo S.A. uses a frequency range known as “A”, “L” and “J” band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. On December 31, 2009, Vivo S.A. had 15.7 million cellular lines in service in these areas, which represented a 10.8% increase from December 31, 2008, and a market share of approximately 35.3% in São Paulo.

     In Area 3, Vivo S.A. uses the band “A”, “L” and “J” frequency range that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. On December 31, 2009, Vivo S.A. had 7.7 million cellular lines in service in this area, which represented a 48.8% net increase from December 31, 2008, and a market share of approximately 38.5% in those states.

     In Area 4, Vivo S.A. through its holding of Telemig Celular uses a frequency range known as “A”, “E” and “J” band that covers 71.5% of the municipalities and 92.3% of the population in the state of Minas Gerais. On December 31, 2009, Telemig Celular had 6.0 million cellular lines in service in this area, which represented a 29.4% net increase from December 31, 2008, and a market share of approximately 33.0% in Minas Gerais.

     In Area 5, Vivo S.A. uses a frequency range known as “B” band that covers 66.6% of the municipalities in the states of Paraná and Santa Catarina and 93.7% of the population of Paraná and Santa Catarina. On December 31, 2009, Vivo S.A. had 3.6 million cellular lines in service in this area, which represented a 7.6% net increase from December 31, 2008, and a market share of approximately 23.0% in those states.

     In Area 6, Vivo S.A. uses the band “A”, “L” and “J” frequency range that covers 81.1% of the municipalities and 97.6% of the population in the state of Rio Grande do Sul. On December 31, 2009, Vivo S.A. had 4.6 million cellular lines in service in this area, which represented a 11.0% net increase from December 31, 2008, and a market share of approximately 42.2% in that state.

     In Areas 7 and 8, Vivo S.A. is the leading cellular operator, by number of customers, in its authorization area and uses a frequency range known as “A”, “B”, “L” and “J” band that covers 54.8% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Tocantins, Amazonas, Amapá, Maranhão, Pará and Roraima which covers 84.3% of the population in these states. On December 31, 2009, Vivo S.A. had 9.7 million cellular lines in service in these areas, which represented a 17.7% net increase from December 31, 2008, and a market share of approximately 33.1% in those states.

     In Area 9, Vivo S.A. uses the band “A”, “L” and “J” frequency range that covers 59.8% of the municipalities and 85.8% of the population in the States of Bahia and Sergipe. On December 31, 2009, Vivo S.A. had 3.6 million cellular lines in service in this area, which represented a 20.5% net increase from December 31, 2008, and a market share of approximately 29.6% in those states.

     In Area 10, Vivo S.A. uses the band “L” and “J” frequency range that covers 22.9% of the municipalities and 64.4% of the population in the States of Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte. On December 31, 2009, Vivo S.A. had 0.8 million cellular lines in service in this area, which represented a 147.6% net increase from December 31, 2008 and a market share of approximately 3.6% in those states. Vivo S.A. initiated its operations in these states in October of 2008. In February 2009 Vivo initiated its operations in Alagoas and Paraiba, in March 2009 in Rio Grande do Norte and in April 2009 in Piauí.

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

     On December 20, 2007, with ANATEL’s approval, Vivo acquired the band “J” lots with 10 + 10 Mhz band width, with the exception of the lots in the state of Minas Gerais then acquired by Telemig Celular and now by Vivo.

Our Operations

     The following tables set forth information about Vivo’s cellular telecommunications base, coverage and related matters at the dates and for the years indicated.

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2009	2008	2007

Cellular lines in service at year-end (in thousands)	15,731	14,197	12,142
Contract customers	3,111	2,671	2,125
Prepaid customers	12,620	11,526	10,017
Growth in cellular lines in service during year	10.8%	16.9%	13.6%
Churn(1)	29.0%	28.8%	25.4%
Estimated population of concession areas (in millions)(2)	41.4	40.8	41.2
Estimated covered population (in millions)(3)	41.4	40.8	41.2
Percentage of population covered(4)	100%	100%	100%
Penetration at year-end(5)	108.1%	92.8%	71.0%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	35,3%	37.4%	41.5%

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2009	2008	2007

Cellular lines in service at year-end (in thousands)	7,723	7,100	5,947
Contract customers	1,760	1,608	1,391
Prepaid customers	5,963	5,492	4,556
Customer growth during the year	8.8%	19.4%	20.9%
Churn(1)	31.7%	28.3%	25.5%
Estimated population of Region at year-end (millions)(2)	19.5	19.2	19.4
Estimated covered population at year-end (millions)(3)	19.5	19.5	19.4
Percentage of population of Region covered at year-end(4)	100%	100%	100%
Penetration at year-end(5)	103.7%	95.7%	76.8%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	38.5%	38.7%	39.9%

	Year ended December 31,

State of Minas Gerais—Area 4	2009	2008	2007

Cellular lines in service at year-end (in thousands)	5,985	4,627	3,901
Contract customers	1,051	975	833
Prepaid customers	4,934	3,652	3,067
Customer growth during the year	29.4%	18.6%	13.5%
Churn(1)	31.9%	45.6%	36.8%
Estimated population of region at year-end (million)(2)	20.0	19.9	19.7
Estimated covered population at year-end (million)(3)	18.5	18.3	17.1
Percentage of population covered at year-end(4)	92.3%	91.9%	84.4%
Penetration at year-end(5)	90.0%	80.8%	67.6%
Percentage of municipalities covered	71.5%	70.8%	73.6%
Estimated market share(6)	33.0%	28.7%	29.1%

	Year ended December 31,

States of Paraná and Santa Catarina—Area 5	2009	2008	2007

Cellular lines in service at year-end (in thousands)	3,571	3,317	2,823
Contract customers	743	635	494
Prepaid customers	2,828	2,682	2,329
Growth in cellular lines in service during year	7.6%	17.5%	9.9%
Churn(1)	34.5%	31.3%	34.5%
Estimated population of concession areas (in millions)(2)	16.8	16.7	16.7
Estimated covered population (in millions)(3)	15.8	15.4	15.4
Percentage of population covered(4)	93.7%	92.5%	92%
Penetration at year-end(5)	91.7%	80.6%	65.7%
Percentage of municipalities covered	66.6%	60.4%	60.0%
Market share(6)	23.0%	24.6%	25.8%

	Year ended December 31,

State of Rio Grande do Sul—Area 6	2009	2008	2007

Cellular lines in service at year-end (in thousands)	4,632	4.172	3,647
Contract customers	1,245	1,119	939
Prepaid customers	3,386	3,053	2,709
Growth in cellular lines in service during year	11.0%	14.4%	9.8%
Churn(1)	22.3%	24.0%	24.1%
Estimated population of concession areas (in millions)(2)	10.9	10.9	10.7
Estimated covered population (in millions)(3)	10.6	10.6	10.4
Percentage of population covered(4)	97.6%	96.8%	96.4%
Penetration at year-end(5)	100.5	89.7%	78.7%
Percentage of municipalities covered	81.1%	75.0%	72.7%
Market share(6)	42.2%	42.8%	43.1%

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2009	2008	2007

Cellular lines in service at year-end (in thousands)	9,692	8,233	6,713
Contract customers	1,285	1,128	899
Prepaid customers	8,407	7,105	5,814
Growth in cellular lines in service during year	17.7%	22.6%	13.6%
Churn(1)	31.5%	34.3%	33.2%
Estimated population of concession areas (in millions)(2)	35.6	35.6	35.3
Estimated covered population (in millions)(3)	30.0	29.1	28.7
Percentage of population covered(4)	84.3%	81.7%	81.5%
Penetration at year-end(5)	81.0%	69.4%	56.0%
Percentage of municipalities covered	54.8%	47.2%	46.4%
Market share(6)	33.1%	33.3%	34.0%

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2009	2008	2007

Cellular lines in service at year-end (in thousands)	3,561	2,956	2,212
Contract customers	446	420	399
Prepaid customers	3,116	2,536	1,813
Customer growth during the year	20.5%	33.6%	34.3%
Churn(1)	31.1%	30.6%	29.7%
Estimated population of region at year-end (million)(2)	16.7	16.6	16.2
Estimated covered population at year-end (million)(3)	14.3	13.8%	13.4%
Percentage of population covered at year-end(4)	85.8%	83.1%	82.5%
Penetration at year-end(5)	71.7%	62.2%	49.8%
Percentage of municipalities covered	59.8%	51.6%	50.2%
Estimated market share(6)	29.6%	28.6%	27.4%

Northeast regions— Area 10	Year ended December 31, 2009	Year ended December 31, 2008

Cellular lines in service at year-end (in thousands)	850	343
Contract customers	143	6
Prepaid customers	707	337
Customer growth during the year	147.8%	–
Churn(1)	61.9%	0.2%
Estimated population of region at year-end (million)(2)	30.6	30.6
Estimated covered population at year-end (million)(3)	19.7	7.5
Percentage of population covered at year-end(4)	64.4%	24.4%
Penetration at year-end(5)	76.1%	65.1%
Percentage of municipalities covered	22.9%	2.2%
Estimated market share(6)	3.6%	1.7%

_________________________
(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.
(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística (IBGE).
(3)	Number of people within our Region that can access our cellular telecommunications signal.
(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.
(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.
(6)	Percentage based on all lines in service in our Region at year-end.

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

     In 2007, we launched:

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

     In 2008, we launched:

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

     In 2009, we launched:

     “Vivo Twittando” – a social networking and microblogging service that enables its users to send and receive tweets via the Short Message Service (SMS);

     “Open Vivo” – a platform that developers can use to create and sell software in Vivo Download Store;

     “Vivo Alerta Email” – an email notification solution with the option of setting up personal accounts on mobile phones to receive the notification by SMS or WAP Push;

      “Vivo Foto Notícia” – a combination of mobile communication and a traditional newspaper that provides users flexibility to read newspapers on their mobile phones;

     “SDP” – a platform that simplifies the implementation of new products and services; this project is part of a joint project between Telefonica and Vivo;

     “Vivo Mobile TV” – a mobile TV service allowing the client to watch TV on their mobile phone;

     “Kantoo English” – an exclusive mobile learning platform focused on a basic English course for beginners, with reading, writing and verbal communication; with this application, Vivo launched the concept of mobile learning, which will help to better prepare our customers for the workplace and for their personal activities;

     “Number portability” – a common project with other operators which allows the possibility of changing operators without changing the clients’ phone number;

     “Videocall service” – a service that allows transmission of voice and image in real time;

     “Vivo Me Liga” – a service that allows users without credit on their phones to ask others - via SMS – to call them;

     “Vivo Transferência de Crédito” – a service that enables users to transfer pre-paid credit to other Vivo customers;

     “Co-branded Credit Card – with Itaú” – a credit card issued by Banco Itaú that gives benefits to Vivo customers;

     “Insurances Partnership - with Santander” – a line of insurance policies developed by Santander and sold exclusively to Vivo customers;

     “Prepaid Internet” – a service that provides internet connectivity through three different packages – daily, weekly and monthly.

Our Region

     Vivo provides mobile telecommunications services in all of the Brazilian states in addition to the Distrito Federal, the Federal district, representing a total of approximately 8.5 million square kilometers and a population of approximately 191.5 million people. Vivo became a national operator when, on September , 2007, acquired a license of 1.9 GHz (“L” band) to operate within 6 states located in the Northwest region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte), combined with the acquisition of Telemig, (as mentioned in “—Acquisition of Telepart, Telemig and Tele Norte”).

     On April 29, 2008, Vivo signed the Terms of Authorization for using the sub-ranges of radio frequency J, also known as Third Generation (or 3G) frequency, acquired as a result of the auction realized by ANATEL on December 18, 2007.

     The band “J” lots acquired by Vivo are summarized in the table below:

Band	width	Area	Region	Authorization Period (year)

J	10+10	I	RJ, ES, BA e SE	15+15
J	10+10	II	PR, SC, RS, AC, DF, GO, MS, MT, RO e TO	15+15
J	10+10	III and IV	SP Capital/AM, AP, MA, PA, RR	15+15
J	10+10	V and VI	SP Interior/AL, CE, PB, PE, PI e RN	15+15
J	10+10	VII	Triângulo Mineiro	15+15
J	10+10	VIII	Paranaíba (MS) and Itumbiara Region (GO)	15+15
J	10+10	IX	Franca Region	15+15
J	10+10	X	MG without triângulo mineiro	15+15
J	10+10	XI	Municipalities of Londrina and Tamarana (PR)	15+15

     The following table sets forth population, gross domestic product (GDP), and per capita income statistics for each state in Vivo’s service regions at the dates and for the years indicated:

	On July 31, 2009			Last Available IBGE Data from 2007

Area	Frequency Range (Band)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais)(2)	Percent of Brazil’s GDP(2)	Per capita income (in reais)(2)

São Paulo state	A, L and J	41,384	21.61%	902,784	33.92%	22,667
Paraná state	B, L and J	10,686	5.58%	161,582	6.07%	15,711
Santa Catarina state	B, L and J	6,119	3.20%	104,623	3.93%	17,834
Goiás state	A, L and J	5,926	3.09%	65,210	2.45%	11,548
Tocantins state	A, L and J	1,292	0.67%	11,094	0.42%	8,921
Mato Grosso state	A, L and J	3,002	1.57%	42,687	1.60%	14,954
Mato Grosso do Sul state	A, L and J	2,360	1.23%	28,121	1.06%	12,411
Rondônia state	A, L and J	1,504	0.79%	15,003	0.56%	10,320
Acre state	A, L and J	691	0.36%	5,761	0.22%	8,789
Amapá state	B and J	627	0.33%	6,022	0.23%	10,254
Amazonas state	B and J	3,393	1.77%	42,023	1.58%	13,043
Maranhão state	B and J	6,367	3.33%	31,606	1.19%	5,165
Pará state	B and J	7,431	3.88%	49,507	1.86%	7,007
Roraima state	B and J	421	0.22%	4,169	0.16%	10,534
Federal District	A, L and J	2,607	1.36%	99,946	3.76%	40,696
Bahia state	A, L and J	14,637	7.64%	109,652	4.12%	7,787
Sergipe state	A, L and J	2,020	1.05%	16,896	0.63%	8,712
Rio de Janeiro state	A, L and J	16,010	8.36%	296,768	11.15%	19,245
Espírito Santo state	A, L and J	3,487	1.82%	60,340	2.27%	18,003
Rio Grande do Sul state	A, L and J	10,914	5.70%	176,615	6.64%	16,689
Alagoas state	L and J	3,156	1.65%	17,793	0.67%	5,858
Ceará state	L and J	8,548	4.46%	50,331	1.89%	6,149
Pernambuco state	L and J	8,810	4.60%	62,256	2.34%	7,337
Piauí state	L and J	3,145	1.64%	14,136	0.53%	4,662
Paraíba state	L and J	3,770	1.97%	22,202	0.83%	6,097
Rio Grande do Norte state	L and J	3,138	1.64%	22,926	0.86%	7,607
Minas Gerais state	A, E and J	20,034	10.46%	241,293	9.07%	12,519
Vivo		191,481	100.00%	2,661,345	100.00%	14,465

________________________
(1)	According to the last revision published by IBGE in 2009.
(2)	According to the most recent IBGE data (2007). Nominal Brazilian GDP was R$2,661,345 million as of December 2007 calculated by IBGE, subject to revision.

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns. All communications efforts reinforce our commitment to maintaining a superior level of quality in the products and services offered to our customers. A strong customer acquisition objective and increased voice and data usage objective have been implemented across all of the company’s operators through mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and billed services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. We are actively involved in a high-value customer loyalty program by offering discounts on cell phones through direct marketing actions.

     On December 31, 2009, Vivo possessed 336 sales outlets (92 in São Paulo, 49 in the states of Rio de Janeiro and Espírito Santo, 35 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 21 in the states of Bahia and Sergipe, 30 in the states of Minas Gerais, 7 in the states that make up the northwest regions of Brasil and 65 in the states that make up the midwestern and northern regions of Brazil). It also has an efficient network of 11,142 authorized retail and resales dealerships. Consequently, Vivo has maintained its market leadership position, with a total of 11,478 points of sale.

     Prepaid telephone card recharging was available at 514,584 locations, including our own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks’ websites.

Customer Service

     At the end of 2009, the Customers Protection Office (PROCON), an office subordinated to the Ministry of Justice, passed a regulation to improve the quality of call center services. The new rules were extremely strict, and VIVO was mentioned in the press as one of companies with the best performance in the telecommunications sector for having met the stringent requirements of this new legislation.

     In 2009, VIVO installed Genesys®, a modern platform that allows for better management of call-center calls, while also allowing the possibility to create bundles from our customers database, allowing us to provide better and faster support by analysing our customers’ behavior.

     Last year, we also created a project for inbound telemarketing sales that allowed us to make customized offers to VIVO’s customers improving VIVO’s revenue. We hired new partners for our outbound services whose payments are made in correlation with their performance, so that payment is due only if such partners carry out their expected sales.

     We continue to be the top telecommunications company in ANATEL’s ranking of mobile operators in Brazil. At the end of 2009, ANATEL’s ranking demonstrated that VIVO had the best performance among the largest companies operating in Brazil as measured by the IDA – Attendance Performance Index.

     Our challenges in 2010 are to define a model of customer interaction relationships using all contact channels (Internet, SMS, Call Center – inbound and outbound, Chat, Email, etc.) through the Genesys platform and to install a new front office for all attendants, improving quality, reducing call time and creating a better process.

    Higher quality, with lower cost

     We implemented a strategy to increase the quality of our services while lowering costs. While achieving the best signal quality, surpassing all of our competitors (according to ANATEL’s scoring system in 2009), we also took steps designed to improve the level of service of our customer care, generate greater customer satisfaction with our call centers and stores and reduce billing errors, leading to fewer claims against us. This strategy has been successful in increasing our customer satisfaction rating in 2009 and in lowering costs.

Our Network

     Before November 1998, our network used only AMPS analog technology. After privatization, we began to use CDMA digital and TDMA digital technologies. In 2006, we began to implement a GSM Network. In 2007, we began to implement a WCDMA Network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand. By December 31, 2009, Vivo S.A.’s telecommunications network in the state of São Paulo, which provided CDMA digital, GSM digital and WCDMA digital services, covered 100% of the municipalities. Vivo S.A.’s network is connected primarily through radio transmission system and a fiber-optic of our own and leased mainly from Telecomunicações de São Paulo S.A., or Telesp. The network consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, short message service, home location registers, signaling transfer point, PDSN and gateways. Vivo S.A.’s main suppliers in the state of São Paulo are NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A.

     Vivo S.A. began its activities in the states of Paraná and Santa Catarina (“Vivo PR/SC”) in December 1998 and, until 2005, offered services only through CDMA digital technology. As of December 31, 2009, the telecommunications network in PR/SC, which provided CDMA digital, GSM digital and WCDMA digital services, covered 66.6% of the municipalities, or 93.74% of the population, in its region. The PR/SC network is primarily connected by radio transmission system and a fiber-optic network of its own and leased mainly from fixed operating companies (Brasil Telecom) and Copel—Companhia Paranaense de Energia S.A.. The network consists of cellular switches, base stations and other network elements, such as home location registers, signaling transfer points and gateways. Vivo S.A.’s main suppliers in PR/SC are Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A and Ericsson Telecomunicações S.A..

     As of December 31, 2009, Vivo S.A. in the midwestern and northern regions (“CO/N”) provided WCDMA digital, CDMA Digital and GSM digital services, covering 54.77% of the municipalities, or 84.26% of the population in its region. Our network is connected primarily through radio transmission system and a fiber-optic and of our own and leased from incumbent wire line companies. The network consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, home location registers and signaling transfer points. Vivo S.A.’s principal suppliers in CO/N are Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações.

     As of December 31, 2009, the telecommunications network of Vivo S.A. in Bahia and Sergipe (“BA/SE”) covered 59.76% of the municipalities, or 85.81% of the population, of its region. Its network provided WCDMA digital, CDMA digital and GSM digital services. The network is connected primarily through radio transmission system and a fiber-optic network of our own and leased mainly from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices such as prepaid service, signaling transfer point, home location registers and gateways. Vivo S.A.’s main suppliers in BA/SE are NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks—Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda.

     As of December 31, 2009, the telecommunications network of Vivo S.A. in the states of Rio de Janeiro and Espirito Santo covered 100% of the municipalities in its area. Its network provided WCDMA digital, CDMA digital and GSM digital services. This network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers, signaling transfer points, PDSN and gateways. Vivo S.A.’s principal suppliers in these states are Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda.

     As of December 31, 2009, Vivo S.A.’s network in the state of Rio Grande do Sul (“RS”) provided WCDMA digital, CDMA digital and GSM digital, covering 81.05% of the municipalities, or 97.57% of the population, of this region. The RS network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from Brasil Telecom. The network consists of cellular switches, base stations and other communication devices such as signaling transfer point, home location registers and gateways. Vivo S.A.’s principal suppliers in RS are Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A.

     As of December 31, 2009, Vivo S.A.’s network in the northeast regions (“NE”) provided WCDMA digital and GSM digital services, covering 22.95% of the municipalities, 64.37% of the population, of this region. The NE network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as signaling transfer point. Vivo S.A.’s principal suppliers in NE are Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A.

     As of December 31, 2009, Vivo S.A.’s network through its subsidiary Telemig Celular in the state of Minas Gerais (“MG”) provided WCDMA, GSM digital, TDMA digital services and AMPS analog services (of which the last two have been gradually phased out), covering 71.51% of the municipalities, 92.31% of the population, of this region. The MG network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers and signaling transfer point. Vivo S.A.’s principal suppliers in MG are Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A..

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management centers are located in São Paulo, Brasilia and Minas Gerais. The network management center of São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, third parties’ networks, IP networks and service platforms. The network management center in Brasília monitors the critical network operational parameters in the Midwestern Region (CO), Rio de Janeiro, Espirito Santo, Rio Grande do Sul and Paraná/Santa Catarina. The network management center in Minas Gerais monitors the critical network operational parameters in the Northeastern region (NE), the Northern region (NO), Bahia, Sergipe, São Paulo and Minas Gerais. These centers are able to identify abnormalities in both our network and in third parties’ networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

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

     Our rates are subject to approval by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.”

     The table below sets forth total net operating revenues in our operating subsidiary for the last three years.

	Year ended December 31,

Vivo	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	10,477.8	10,014.0	8,000.8
Sales of wireless devices and accessories	2,932.2	3,258.1	3,105.7
Interconnection	6,301.6	6,140.3	5,109.3
Other	3,160.0	2,293.9	1,428.5

Total gross operating revenue	22,871.6	21,706.3	17,644.3

Value-added and other indirect taxes	(4,637.9)	(4,295.5)	(3,385.9)
Sales and services discount and return of goods sold	(1,870.5)	(1,941.1)	(1,765.9)

Net operating revenues (1)	16,363.2	15,469.7	12,492.5

	Year ended December 31,

State of São Paulo—Areas 1 and 2	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	3,253.9	3,241.9	2,958.4
Sales of wireless devices and accessories	1,125.7	1,259.0	1,174.9
Interconnection	2,109.2	2,118.1	1,945.1
Other	1,074.3	787.9	536.3

Total gross operating revenue	7,563.1	7,406.9	6,614.7

Value-added and other indirect taxes	(1,419.3)	(1,359.2)	(1,161.8)
Sales and services discount and return of goods sold	(618.3)	(649.8)	(683.4)

Net operating revenues	5,525.5	5,397.9	4,769.5

	Year ended December 31,

States of Rio de Janeiro and Espírito Santo—Area 3	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,773.1	1,826.8	1,657.3
Sales of wireless devices and accessories	501.1	565.2	654.3
Interconnection charges	1,060.8	1,097.1	1,016.9
Other	496.1	368.2	254.4

Total gross operating revenue	3,831.1	3,857.3	3,582.9

Value-added and other indirect taxes	(873.5)	(849.3)	(747.5)
Discounts granted and return of goods	(285.3)	(284.1)	(362.0)

Net operating revenues	2,672.3	2,723.9	2,473.4

	Year ended December 31,

States of Paraná and Santa Catarina—Area 5	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	651.4	605.5	490.8
Sales of wireless devices and accessories	181.7	216.2	209.6
Interconnection	426.9	416.9	371.9
Other	232.8	184.2	128.4

Total gross operating revenue	1,492.8	1,422.8	1,200.7

Value-added and other indirect taxes	(294.3)	(270.9)	(217.1)
Sales and services discount and return of goods sold	(104.3)	(111.5)	(106.0)

Net operating revenues	1,094.2	1,040.4	877.6

	Year ended December 31,

State of Rio Grande do Sul—Area 6	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,043.8	1,013.3	861.1
Sales of wireless devices and accessories	226.9	240.8	238.5
Interconnection charges	542.2	544.1	481.0
Other	323.6	232.5	162.9

Total gross operating revenue	2,136.5	2,030.7	1,743.5

Value-added and other indirect taxes	(451.5)	(427.3)	(351.6)
Discounts granted and return of goods	(136.5)	(129.2)	(121.3)

Net operating revenues	1,548.5	1,474.2	1,270.6

	Year ended December 31,

Central Western and Northern regions—Areas 7 and 8	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,852.0	1,789.5	1,564.7
Sales of wireless devices and accessories	485.0	605.6	606.0
Interconnection	1,089.0	1,094.7	984.3
Other	559.1	402.4	261.0

Total gross operating revenue	3.985,1	3,892.2	3,416.0

Value-added and other indirect taxes	(874.8)	(837.8)	(701.9)
Sales and services discount and return of goods sold	(319.8)	(333.6)	(347.0)

Net operating revenues	2,790.5	2,720.8	2,367.1

	Year ended December 31,

States of Bahia and Sergipe—Area 9	2009	2008	2007

	(in millions of reais)
Usage and additional charges and monthly subscription charges	586.4	547.9	468.5
Sales of wireless devices and accessories	150.4	186.0	222.4
Interconnection charges	348.7	348.5	310.1
Other	168.9	140.9	85.5

Total gross operating revenue	1,254.4	1,223.3	1,086.5

Value-added and other indirect taxes	(262.9)	(253.3)	(206.0)
Discounts granted and return of goods	(88.7)	(96.0)	(146.2)

Net operating revenues	902.8	874.0	734.3

	Year ended December 31,

Northeast region—Area 10	2009	2008

Usage and additional charges and monthly subscription charges	41.3	4.3
Sales of wireless devices and accessories	76.8	28.9
Interconnection charges	29.0	1.5
Other	51.1	0.9

Total gross operating revenue	198.2	35.6

Value-added and other indirect taxes	(41.0)	(5.2)
Discounts granted and return of goods	(37.1)	(12.4)

Net operating revenues	120.1	18.0

State of Minas Gerais—Area 4	Period from January 1, 2009 to December 31, 2009	Period from April 1, 2008 to December 31, 2008

Usage and additional charges and monthly subscription charges	1,275.9	986.3
Sales of wireless devices and accessories	184.6	156.4
Interconnection charges	695.8	519.4
Other	254.6	177.2

Total gross operating revenue	2,410.9	1,839.3

Value-added and other indirect taxes	(420.6)	(292.5)
Discounts granted and return of goods	(280.5)	(324.5)

Net operating revenues	1,709.8	1,222.3

______________
(1) Includes the following amounts that have been eliminated upon consolidation:

	Year ended December 31,

Vivo—Intercompany net operating revenues	2009	2008	2007

	(in millions of reais)
Net operating revenues	(0.5)	(1.8)	—

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

• Area 4—7 areas in the state of Minas Gerais.

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

     Wireless Device Sales

     Through our stores and authorized dealers we sell only GSM and WCDMA devices such as handsets, smartphones, broadband USB modems and netbooks that are certified to be compatible with the Vivo network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current handset suppliers are Motorola, LG, Samsung, Nokia, SonyEricsson, ZTE, HTC, Palm, Apple, Semp-Toshiba, RIM (BlackBerry) and Huawei.

Operating Agreements

     We have agreements with major fixed-line and mobile operators in Brazil in order to lease physical space, real estate, air conditioning, energy, security and cleaning services. We also lease transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

     We believe that our subsidiaries have adequate interconnection agreements with necessary fixed-line operators in order to provide services. We also believe that our subsidiaries have all the necessary interconnection agreements with long-distance carriers.

     Roaming Agreements

     We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements. Additionally, we offer international CDMA roaming in the United States, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, Dominican Republic and South Korea. In June 2010, Vivo’s CDMA outbound roaming will be deactivated.

Taxes on Telecommunications Services and Wireless Device Sales

     In accordance with Brazilian tax laws, the principal taxes that apply to the telecommunications industry are:

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

• FISTEL (Fundo de Fiscalização das Telecomunicações) is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections. This tax is divided into two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of clients at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new clients minus disconnected ones) and (ii) the installation of new equipment (base radio stations) or system changes, as for example, increases in capacity.

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

     Telemig Celular bills its contract customers through monthly invoices providing details about minutes of calling time and the use of additional services. Six staggered billing cycles are used each month to smooth the billing and collection process. Telemig’s billing policy stipulates that if a subscriber’s payment is past due and a customer has not responded after receiving a payment request, service is suspended until full payment for all outstanding charges is received. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber’s service is terminated.

     In July 2009, Telemig Celular concluded its centralization process to conform its billing practices to VIVO’s prepaid platform (NGIN). The billing system for postpaid customers will be centralized during 2010 when Telemig Celular will complete its process to conform all the billing practices.

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

Collection

     We have a uniform policy dealing with accounts of defaulting billed customers in default according to its segment. If the payment is more than 15 days late, service is partially suspended, and if payment is more than 45 days late, service is fully suspended until payment is made. We offer an installment payment plan for those with past due balances. However, if accounts are not paid after 90 days, the contract is cancelled and reported to credit protection agencies. After 105 days of default, accounts are directed to independent agencies for collection and the Consumer Protection Service.

     All the amounts receivable overdue by 90 days, except for accounts receivables from interconnection fees, are considered provisions for doubtful accounts or written-off. The write-offs are in accordance with Brazilian Legislation, which permits a bad debt write-off for late payments of R$0 to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

Fraud Detection and Prevention

     In 2009, Vivo and Telemig reinforced their efforts to achieve their goals of reducing both the number of instances of fraud and the impact of fraud on financial results. During the year ended December 31, 2009, we focused our efforts on the two main types of frauds, cloning fraud and subscription fraud. Cloning is a type of fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. This occurs when one line is programmed into another device and used simultaneously with a customer account, but the charges are posted to the account of the true owner. Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

     Due to the improvements we made for detecting these two types of fraud, we fulfilled our goals for 2009 by reducing the occurrence of these types of fraud by an overall 45.13% from December 2008 to December 2009. This represented the largest decrease of such fraud in our history. The number of cloning fraud cases for Vivo and Telemig decreased by 90.63% from December 2008 to December 2009. Financial costs for Vivo and Telemig associated with cloning fraud were reduced by 87.74% when comparing 2008 with 2009. In addition, the number of subscription fraud cases for Vivo and Telemig decreased by 40.59% from December 2008 to December 2009. Financial costs for Vivo and Telemig associated with subscription fraud were reduced by 44.29% when comparing 2008 with 2009. In addition, financial costs for Vivo and Telemig associated with subscription and cloning frauds represented 99% and 1%, respectively, of our financial costs associated with frauds.

Competition

     We face intense competition in all the areas in which we operate, principally from other cellular service providers and also, indirectly, from fixed-line operators. Many of these competitors are part of a large, national or multinational group and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group. Fixed-line operators generally charge much lower tariffs than cellular service providers.

     In general, the principal competitors of VIVO are Claro, TIM and Oi.

     Our principal cellular competitor in the state of São Paulo is Claro. Other competitors are TIM, Oi, CTBC Celular and Aeiou. The main fixed-line operator in this area is Telecomunicações de São Paulo S.A.—Telesp, known as Telefónica.

     Our principal cellular competitor in the states of Paraná and Santa Catarina is TIM Celular or TIM. The main fixed-line operator in this area is Brasil Telecom S.A. (in 2008, the Brazilian Government published the 6654/2008 Decree of revision of the fixed-line general concession plan (“Plano Geral de Outorgas” or “PGO”), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. (Telemar, or Oi) to buy Brasil Telecom).

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

     In the Bahia and Sergipe service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are Claro and TIM Celular or TIM, which also operates in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

     In the Ceará, Pernambuco, Paraíba, Alagoas, Rio Grande do Norte and Piauí service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (TIM Nordeste S.A.) and Claro. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

     In the Rio de Janeiro and Espírito Santo service areas, our principal cellular competitor is Claro, which operates in the states of Rio de Janeiro and Espírito Santo. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this Region at the end of 1998. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed-line operator) and TIM is the fourth competitor.

     In Rio Grande do Sul, our principal cellular competitor is Claro, which operates in several regions in Brazil, including Vivo-Rio Grande do Sul’s region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed-line competitor in this area is Brasil Telecom.

     In Minas Gerais, currently, there are four other wireless service providers operating within our authorization area. We face competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia (in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between TIM and our subsidiaries) and operates in the entire State of Minas Gerais using TDMA, GSM and 3G technologies); (b) Oi, the “D” band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and 3G technology); (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and 3G technology network); and, (d) CTBC Celular, an “A” band and 3G band operator (CTBC Celular is controlled by CTBC, a fixed-line operator and uses TDMA, GSM and 3G technologies).

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

     Concessions and Authorizations

     Before January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under “A” band and “B” band. “A” band and “B” band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession was a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications services other than those authorized by its authorized concession, it may apply to ANATEL for an authorization to offer such other services.

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

     SMP Licenses

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

     Our authorizations consist of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

     Our new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006); Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008); Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008); Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirao Preto and Guatapará (renewed in 2008); Vivo-Paraná/Santa Catarina (“B” band) until 2013; Vivo-Distrito Federal (“A” band) until 2021, (renewed in 2006); Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008); Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008); Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013; Telemig Celular (Minas Gerais) (“A” band) until 2023 (renewed in 2007) and Telemig Celular (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020). Spectrum rights may be renewed only once over a fifteen-year period.

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

Interconnection Regulation

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. More specifically, telecommunications service providers are classified as providers of either collective or restricted services. All cellular operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. Since 2005, telecommunications service providers have been permitted to freely negotiate the terms and conditions upon which interconnection will be provided, subject to price caps and other rules established by ANATEL. For example, providers must enter into agreements regarding, among other things, tariffs, commercial conditions and technical issues with all parties on a non-discriminatory basis and starting in 2005, in order to have a more homogeneous system and to accelerate the negotiation of interconnection contracts, ANATEL has required a standard interconnection network from STFC and SMP Operators through an offer made publicly and equitably.

     If parties to an interconnection agreement cannot agree upon the terms and conditions of interconnection, ANATEL may determine those terms and conditions by arbitration. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations. Anatel has adopted, from time to time, various regulations governing interconnection rules. The following are the material regulations currently applicable to our business:

• the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”);

• the Regulation of Separation and Allocation of Costs (Resolution number 396/2005);

• the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”);

• the Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006);

• the Regulation of Fixed and Wireless Number Portability (Resolution number 460/2007, effective March 2009);

• the new Regulation of SMP (Resolution number 477/2007, effective February 13, 2008);

• the Regulation of Terms of Separation and Allocation of Costs (Resolutions numbers 480/2007, 483/2007 and 503/2008);

• the general plan of update of the regulation of the telecommunications in Brazil (“Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil” - Resolution number 516/2008, or “PGR”);

• the general norms of customer interaction service by telephone, with the objective of improving the quality of services (Decree No. 6523/2008);

• the Methodology of the Calculation of the WACC (Resolution No. 535/2009);

• amendment of the regulation of the 3400 MHz to 3600 MHz band, allowing it to apply additionally to mobile services (Resolution No. 537/2010);

• the regulation of the Broadband Power Line (BPL), allowing this service to apply to multimedia communication (SCM) (Resolution No. 527/2009); and

• related Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F,” “G,” “I” and “J,” which stated that, within a maximum allowed period of eighteen months from the publication of the Terms of Authorization (it occurred on 30 of April of 2008), the authorizations resulting from this auction would be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. In accordance with this Invitation Document, in January 2010, ANATEL published an act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (state of São Paulo) of the PGA-SMP, with only one SMP authorization for each of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). VIVO acquired spectrum licenses in band “J” in regions where it possess SMP licenses. Moreover, the Invitation Document modified the rule for the renewal of radio frequency licenses and requires the inclusion in the calculation of the operating profits both the profits arising from remuneration for the use of the SMP network and the profits of the service plans.

Other Regulatory Issues

On November 21, 2008, the Brazil Government published the 6654/2008 Decree, dated November 20, 2008, of revision of the fixed-line general concession plan (the PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A.—Telemar or Oi - to commence the process of acquiring Brasil Telecom. This acquisition is currently being analysed by ANATEL, therefore the process of acquisition has not yet been completed.

In 2007, ANATEL published Resolution 477/2007, effective on February 13, 2008, relating to alterations in the regulation of SMP, which has contributed to an increase in our operating costs. In the new regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards and places limits on the period of time during which customers may not leave service plans. These new regulations may have an adverse effect on our revenues and results of operations. In order to minimize the impacts resulting from these regulatory changes, we had already prepared ourselves during the last quarter of 2007, to meet and comply with the terms set forth by the new regulation, mainly those related to the customer service which affect procedures and required significant changes to our systems. In 2009, we continued establishing retail stores in the cities within our coverage areas, pursuant to the provisions of Resolution 477/2007. In 2009, we also established mediation centers to attend to users with hearing and speech impediments, pursuant to the provisions of Resolution 477/2007. Our plans for achieving the goals set by this new regulation will extend to August 13, 2011. Because ANATEL considers us to be affiliated with Telefónica, which already provides wire line long-distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award a wire line long-distance license to us. Though we and other mobile operators have requested that ANATEL revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wire line long-distance operators due to long-distance traffic originating and terminating on our network. While Vivo is not obligated to use Telefónica’s fixed line network due to the affiliation relationship, it also cannot receive its own fixed line license in the event of disagreements with Telefónica since Telefónica has the fixed nationwide licence and an affiliate cannot have the same type of licence in the same area. Since Vivo is not permitted to have a fixed license, Vivo is only able to receive interconnection fees from wire line carriers that have traffic originating or terminating on their network but not from wireless carriers using their fixed line network. Some of our wireless competitors are also unable to earn such a fixed license due to their affiliations. For example, Oi cannot have a fixed licence because it is affiliated with Telemar and Claro cannot have a fixed licence because it is affiliated with Embratel. Tim has a fixed licence because is not affiliated with any fixed operator, but in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between Tim (Telecom Italia) and our subsidiaries.

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

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. Since 2005, ANATEL has permitted free negotiations for mobile interconnection, or VU-M, fees and by July 2005, local-fixed concessionaires and mobile operators had reached a provisional agreement with respect to VU-M fees for local calls, or VC-1 (the agreement guaranteed a 4.5% increase in fees). ANATEL approved that provisional agreement, and in March 2006, approved another provisional agreement for VU-M fees for long-distance calls, VC-2, VC-3 and international, among the same operators that made the VC-1 agreement.

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

     In March 2009, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2007 to 2008, that provides for an annual adjustment of 1.89409% in Region I (Telemar’s Region) or 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region) as of July 2008.

     In September 2009, even though it had a provisional agreement between the fixed line operators Telefônica, Telemar, Brasil Telecom and Sercomtel and the mobile operators, without CTBC Celular, ANATEL decided not to approve the readjustment of the local (VC-1) and long-distance (VC-2 and VC-3) fixed-to-mobile calls. In February 2010, this readjustment of the VC-1, VC-2 and VC-3, for the period from 2008 to 2009, was approved by ANATEL and the provisional agreement of VU-M readjustment (68.5% of the approved readjustment, of approximately 0.97%, for the VC-1) could be applied.

     As indicated above, the Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), stated that, within a maximum allowed period of eighteen months from the publication of the Terms of Authorization (that occurred on April 30, 2008), the authorizations resulting from this auction would be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP (PGA-SMP) and accordingly our authorizations were combined in Regions I and II. ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the value of the VU-M must be unified for that Region and freely negotiated. Until such date, the mobile operators charged a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Telemig Celular, for each region of the PGA-SMP as a result of the unification of the SMP authorizations.

     In 2007, ANATEL developed a new model which will be in use starting with 2010 to determine values of reference of remuneration for use of mobile networks—RVU-M—of SMP providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. See “—SMP Licenses” for more information on the status of this agreement.

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

C. Organizational Structure

     Following the merger of Telemig Participações into us, our subsidiaries are: Vivo S.A. and Telemig Celular S.A. See “—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries and Corporate Restructuring and Deregistration of Telemig Participações and Telemig Celular”. Substantially all of our assets consist of shares in Vivo S.A. and Telemig Celular. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to our own shareholders. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Currently, we are seeking to merge Telemig Celular into Vivo Participações, subsequent to which Telemig Celular will cease to exist and Vivo S.A. will remain our sole subsidiary.

     For a more detailed description of our ownership structure and the joint venture between Portugal Telecom and Telefónica, see “—Our History and Development” and Exhibit 8.1.

     Acquisition of Telpart, Telemig and Tele Norte.

     On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On December 20, 2007, Vivo signed another stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. On April 3, 2008, Vivo transferred to Telemar all the shares of Tele Norte that it acquired from Telpart. See “– Our history and development – Acquisition of Telpart, Telemig and Tele Norte”.

     Restructuring of Vivo, Telemig and Telemig Participações

     At a Special Shareholders’ Meeting held on July 27, 2009, the shareholders of Telemig Participações and Telemig Celular approved the Protocol of Merger of Shares and Instrument of Justification executed on May 29, 2009, which provided for the merger into Telemig Participações of all the shares of Telemig Celular, with the holders of the merged Telemig Celular shares receiving 17.4 new shares of Telemig Participações for each share of Telemig Celular that they owned.

     On the same date, at a Special Shareholders’ Meeting, the shareholders of the Company approved the Protocol of Merger of Shares and Instrument of Justification executed on May 29, 2009, which provided for the merger into Vivo Participações of the shares of Telemig Participações, including those raised in the Telemig Celular merger of shares described above, with the holders of the merged shares of Telemig Participações receiving 1.37 new shares of Vivo Participações for each Telemig Participações share that they owned.

     The mergers of the shares of Telemig Celular and Telemig Participações did not result in any change in the number or types of outstanding shares of these companies or in the terms of any of these shares. Instead, Vivo became the owner, directly or indirectly, of all of these shares, with Telemig Participações becoming a wholly-owned subsidiary of Vivo and with Telemig Celular becoming a wholly-owned subsidiary of Telemig Participações. Ultimately, all of the non-controlling shareholders of Telemig Celular and Telemig Participações became Vivo shareholders and each shareholder received the same class of Vivo share (common or preferred) as that shareholder previously held in Telemig Celular or Telemig Participações.

     At a Special Shareholders’ Meeting, held on November 13, 2009, the actual merger (as opposed to the merger of shares) into Vivo Participações and subsequent termination of Telemig Participações was approved, the appraisal and prior approval of which was submitted to ANATEL. The approval from ANATEL was obtained on November 4, 2009. As of December 31, 2009, Vivo became a holder of 100% of the total capital in Telemig Celular. See Note 1(d) to our 2009 financial statements and “.—Information on the Company—Our History and Development— Corporate Restructuring and Deregistration of Telemig Participações and Telemig Celular.”

     Currently, to further simplify our corporate structure, we are also seeking to merge the operations of Telemig Celular into Vivo Participações (as opposed to merging the shares), subsequent to which Telemig Celular will cease to exist. At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the Bylaws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable this future merger of Telemig Celular into Vivo, with a relevant notice of this future merger previously released to the market on October 8, 2009.

     On December 7, 2009, the Company communicated to its shareholders and to the market in general that, on December 3, 2009, it had filed with ANATEL a request for approval of the actual merger of Telemig Celular into Vivo Participações, in conformity with the provisions of Law no. 9.472/97 – General Telecommunications Law, on the Regulation for Verification of Share Control and Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/1999, and with the other applicable regulatory instruments. ANATEL is currently analyzing this merger.

     Control by Portugal Telecom and Telefonica

     As of December 31, 2009, our voting shares were indirectly controlled by two major shareholders: Portugal Telecom and Telefónica, through Brasilcel N.V., with 88.9% of our voting stock, 44.1% of our preferred shares representing 59.4% of our total capital stock. Portugal Telecom and Telefónica share their participation in Brasilcel in equal percentages after the Merger.

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

     As of December 31, 2009, we had 64 cellular switches in São Paulo and other equipment installed in 12 owned spaces, one leased spaces and 16 shared spaces. In São Paulo, we lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 6,070 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, in São Paulo we own one administrative building (approximately 3,760 square meters) and we lease seven administrative areas (approximately 78,244 square meters), five kiosks and 82 retail stores.

     As of December 31, 2009, Vivo S.A., in the states of Paraná and Santa Catarina (“PR/SC”), had 19 cellular switches and other equipment installed in five owned spaces. In PR/SC, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 2,264 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. in PR/SC has one administrative building (approximately 5,272 square meters) and leases three administrative facilities (approximately 2,425 square meters), and 36 retail stores.

     As of December 31, 2009, Vivo S.A. in the Midwest region (“CO”) had 25 cellular switches and other equipment installed in six owned spaces. In CO, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 2,410 base stations and other network equipments were installed in cell sites, administrative buildings, administrative facilities and warehouses. Also in this region, Vivo S.A. owns seven administrative buildings (approximately 8,255 square meters), and leases one administrative facilities (approximately 1,412 square meters) and 34 retail stores.

     As of December 31, 2009, Vivo S.A. in the northern region had 18 cellular switches and other equipment installed in 15 owned spaces and one leased space. Vivo S.A. leases in this region most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 1,001 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, Vivo S.A. leases seven administrative facilities (approximately 4,790 square meters), and 21 retail stores.

     As of December 31, 2009, Vivo S.A. in the states of Bahia and Sergipe had 9 cellular switches and other equipment installed in two owned spaces and three shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Their 1,275 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. owns one administrative building (approximately 19,455 square meters ) and lease one administrative facility (approximately 610 square meters) and 19 retail stores throughout this region.

     As of December 31, 2009, Vivo S.A. in the states of Rio de Janeiro and Espirito Santo had 23 cellular switches and other equipment installed in four owned spaces, two shared spaces and one leased space. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 3,346 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative buildings (approximately 2,500 square meters) and 1 retail store, and also lease an administrative building (approximately 42,398 square meters), 8 kiosks and 46 retail stores throughout this Region.

     As of December 31, 2009, Vivo S.A. in the state of Rio Grande do Sul had 13 cellular switches and other equipment installed in three owned spaces, two leased spaces and nine shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,390 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative building (approximately 1,170 square meters) and also lease an administrative building (approximately 4,239 square meters), five kiosks and 28 retail stores throughout this Region.

     As of December 31, 2009, Vivo S.A. in the northeast region had two cellular switches and other equipment installed in two shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is ten years. Our 2,185 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease six administrative facilities (approximately 4,200 square meters), and seven retail stores throughout this Region.

     As of December 31, 2009, Vivo S.A. in the state of Minas Gerais through its subsidiary Telemig Celular had 17 cellular switches and other equipment installed in four owned spaces and four leased spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,637 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease two administrative building (approximately 11,687 square meters) and 26 retail stores throughout this Region.

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

     As a result of a change in Brazilian corporate law with respect to financial reporting (Law 11,638), certain changes in accounting criteria became effective for fiscal year 2008. Pursuant to a CVM resolution, we elected to apply these changes in accounting criteria retroactively to our financial statements with an effective date as of January 1, 2007. As a result, certain adjustments have been made to our 2007 financial statements to make them comparable to our 2008 and 2009 financial statements.

Overview

     Our results of operations are principally affected by the following key factors.

     Brazilian Political and Economic Environment

     The Brazilian economy has experienced moderate growth during the last five years. According to the IBGE (Instituto Brasileiro de Geografia e Estatística), which uses a new methodology for national accounting, Brazil’s GDP expanded 3.2% in 2005, 4.0% in 2006, 5.7% in 2007 and 5.1% in 2008. In 2009, however, Brazil’s GDP did not show growth and, in fact, declined. The decrease is a consequence of the economic downturn that commenced in the last quarter of 2008, generating a carry-over effect of 1.4% from 2008 for 2009. Even if Brazil’s GDP had sustained the same level of growth registered by the end of 2008 without further decreases, the GDP for 2009 would have decreased by 1.4% in comparison to 2008 due to the carry-over effect.

     Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered an increase of 4.3% in 2009. Accordingly, growth in consumer prices was below the inflation target of 4.5% established by the National Monetary Council. In 2007 and 2008, the increase had been of 4.5% and 5.9%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale retail and home-building prices, decreased 1.43% in 2009, compared to increases of 9.1% in 2008 and 7.9% in 2007.

     As a result of the deceleration of inflation and of the economic activity, the Central Bank decreased interest rates during 2009, and as a result, the Selic rate - the Central Bank’s overnight lending rate - decreased from 13.75% to 8.75%, which is the lowest level experienced since the creation of the inflation target system in 1999.

     Brazil ended the year of 2009 with a trade balance surplus of US$25.3 billion, compared to US$24.8 billion in 2008. Exports decreased by 22.7% to US$153.0 billion, while imports decreased by 26.3% to US$127.6 billion. Financial inflows into the country decreased significantly, with foreign direct investments of US$25.9 billion, compared to US$45.1 billion in 2008. Portfolio investments increased by US$46.7 billion in 2009 in comparison to the increase of US$6.3 billion in 2008. The good performance of external accounts allowed international reserves to increase by US$32.2 billion to a record level of US$239.1 billion.

     The economic downturn and the decrease in taxes resulted in lower tax revenues which affected the public finances and the target of 3.8% established by the Federal Government for primary surplus as part of the GDP. The target was revised to 2.5% over the year 2009. In addition, the Federal Government decided that the expenditures incurred with the Growth Acceleration Program (Programa de Aceleração do Crescimento), or PAC, and the Investment Pilot Program (Programa Piloto de Investimento), or PPI, were not included in the calculation of the primary surplus, resulting in an increase of expenses of 1.6% as part of the GDP. Considering the actual primary surplus of 2.1% of the GDP plus the expenditures with the PAC and the PPI programs, the revised target of 2.5% has been met. Net public debt, as a proportion of GDP, increased in 2009 to approximately 43.0% from 37.3% in 2008. Brazil’s capacity to absorb the world financial crisis and recover from it changed the financial markets’ perception of the country’s risk. In the past two years the Brazilian government has been upgraded by all three main rating agencies and, starting in the second half of 2009, Brazil once again started to receive huge amounts of foreign capital. The reduction in the level of economic activity and the appreciation of the real in 2009 reduced the inflationary pressures and allowed the BCB to reduce its real interest rate to an unprecedented low level in recent Brazilian history, allowing Brazil to lend money rather request capital resources.

     The improvement in domestic economic data, such as inflation, external accounts, and interest rates, along with increased liquidity in the international capital markets led to a decrease in country risk in 2009. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, decreased to 197 basis points by the end of 2009 from 428 basis points at the end of 2008.

     As a result, the real appreciated against the U.S. dollar by 25.9% in 2009. The exchange rate on December 31, 2009 was R$1.74 to US$1.00. After the crisis in 2008, when the exchange rate reached R$2.3 to US$1.00, the appreciation trend that had been observed since 2004 was a consequence of the decrease in country risk. In the previous years, the exchange rate was R$1.77 to US$1.00 as of December 31, 2007 compared to R$2.14 to US$1.00 as of December 31, 2006 and R$2.34 to US$1.00 as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies.

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

     Inflation

     The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 2005 through 2009:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)

December 31, 2009	(1.4)	4.3
December 31, 2008	9.1	5.9
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7

_____________________
(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our financial position and results of operations reported under Brazilian GAAP are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian GAAP and U.S. GAAP is included in Notes 33 and 34 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

• goodwill impairment;

• revenue recognition;

• depreciation of property, plant and equipment;

• impairment of long-lived assets;

• provisions for contingencies;

• deferred income taxes; and

• financial instruments.

     Goodwill impairment

     Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projections of our future operating cash flows. Under U.S. GAAP, goodwill is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the goodwill in the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds its book value, an impairment is recognized. In October 2006, we completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2009, 2008 and 2007.

     A determination of the fair value and the undiscounted future operating cash flows of our cellular business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues, expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity.

Revenue recognition

     Under Brazilian GAAP and U.S. GAAP, we recognize revenues as the services are provided. Under Brazilian GAAP, sales of wireless devices to dealers are recognized when the respective wireless device is activated by the end user. Prepaid service revenue is initially deferred and recognized based on subscriber airtime usage. Under U.S. GAAP, revenue from sales of wireless devices along with the related cost of the wireless devices are deferred and recognized over the terms of the related customer arrangements. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. Under U.S. GAAP, the subsidiaries account separately for free minutes given in connection with the sale of handsets. Therefore, we segregate free minutes given in connection with sales of wireless devices and recharges on prepaid phone plans. These minutes are recognized as used based on their respective estimated fair values.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectability, uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network) and the estimation of fair value for certain transactions. Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. In addition, we have to make estimates of the fair value of the different components of our multiple-element revenue arrangements in order to properly allocate the proceeds of each element. Actual values may differ from estimates, resulting in different allocation in the future.

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

Impairment of long-lived assets

     Under Brazilian GAAP, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated by the respective asset are not sufficient to cover its book value. Under U.S. GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates assumptions of marketplace participants about the best use of the asset and other changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment on our property, plant and equipment or concession intangibles, which would decrease our results of operations and shareholders’ equity.

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

     Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies that may be available to us. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or there if is any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

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

     At a Vivo Shareholders Meeting held on February 22, 2006, Vivo reduced its capital in the amount of R$3,147,782,181, from R$6,670,152,498 to R$3,522,370,316, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends. The total capital of Vivo is R$6,153,506,952, owing to an increase in the amount of R$2,631,136,636 as a result of the Merger. For more information on the Merger, see the Procol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP and TCO, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

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

     Corporate Restructuring and Deregistration of Telemig and Telemig Celular

     The Corporate Restructuring resulted in the following:

• non-controlling holders of Telemig ADSs received 2.74 Vivo ADSs for each Telemig ADS they held plus cash instead of any fractional ADSs;

• non-controlling holders of common shares and non-controlling holders of preferred shares of Telemig (including holders of Telemig shares who received their shares as a result of the immediately preceding exchange of Telemig Celular shares for Telemig shares that is described below) received, without any further action by those holders, 1.37 common shares, no par value, of Vivo for each Telemig common share they held, and 1.37 preferred shares, no par value, of Vivo for each Telemig preferred share they held plus, in each case, cash instead of any fractional shares (the “Vivo Merger of Shares”);

• on the same day as, and prior to, the Vivo Merger of Shares, holders of common shares and holders of preferred shares of Telemig Celular received, without any further action by those holders, 17.4 common shares, no par value, of Telemig for each Telemig Celular common share they held and 17.4 preferred shares, no par value, of Telemig for each Telemig Celular preferred share they held, regardless of the class of Telemig Celular preferred shares held, but, as described above, the Telemig shares that they received were exchanged for Vivo shares so that each holder of a Telemig Celular common share or a Telemig Celular preferred share ultimately received, without any further action by the holder, 23.838 Vivo common shares or 23.838 Vivo preferred shares, respectively, plus, in each case, cash instead of any fractional Vivo shares for which the Telemig Celular common shares and preferred shares ultimately were exchanged as a result of the Corporate Restructuring (the “Telemig Merger of Shares”);

• Vivo became a significantly larger company and more diversified, owning 100% of the capital stock of Telemig, which in turn owned 100% of the capital stock of Telemig Celular. Telemig’s interest in the net book value and net income (loss) of Telemig Celular therefore increased to 100%, and Vivo’s interest in the net book value and net income (loss) of Telemig therefore increased to 100%;

• the preferred shares and ADSs of Telemig ceased trading on the NYSE on September 28, 2009, and were deregistered under the Exchange Act on December 15, 2009, and Telemig no longer files Annual Reports on Form 20-F or reports on Form 6-K;

• the common shares and preferred shares of Telemig and Telemig Celular were delisted from the BM&F BOVESPA and deregistered from the CVM on October 16 and 19, 2009, respectively; and

• the Restructuring allowed holders of common shares and preferred shares of Telemig and Telemig Celular to receive Vivo securities having substantially the same rights as their prior securities but that instead are expected to enjoy greater liquidity than the securities previously held by them.

     Currently, to further simplify our corporate structure, we are seeking to merge Telemig Celular into Vivo Participações, subsequent to which Telemig Celular will cease to exist. At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the Bylaws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable this future merger of Telemig Celular into Vivo, with a relevant notice of this future merger previously released to the market on October 8, 2009.

     On December 7, 2009, the Company communicated to its shareholders and to the market in general that, on December 3, 2009, it had filed with ANATEL a request for approval of the merger of Telemig Celular into Vivo Participações. ANATEL is currently analyzing this merger.

Results of Operations for 2009, 2008 and 2007 for Vivo

     The following table sets forth certain components of our results for the periods presented.

Statement of Operations (consolidated)

	Year ended December 31,			Percent change

	2009	2008	2007	2009-2008	2008-2007

	(in millions of reais)
Net operating revenue	16,363.2	15,469.7	12,492.5	5.8	23.8
Cost of services and goods	(8,951.5)	(8,179.0)	(6,623.3)	9.4	23.5
Gross profit	7,411.7	7,290.7	5,869.2	1.7	24.2
Operating expenses:
Selling	(4,357.4)	(4,107.0)	(3,532.8)	6.1	16.3
General and administrative	(1,334.3)	(1,164.2)	(1,207.2)	14.6	(3.6)
Other operating expenses, net	240.8	(469.9)	(509.4)	n.a.	(7.8)
Total operating expenses	(5,450.9)	(5,741.1)	(5,249.4)	(5.1)	9.4
Operating income before financial expense, net	1,960.8	1,549.6	619.8	26.5	150.0
Net financial expenses	(487.2)	(637.7)	(462.8)	(23.6)	37.8
Operating income (loss)	1,473.6	911.9	157.0	61.6	480.6
Net non-operating expense	—	—	—	—	—
Net income (loss) before income and social contribution taxes and non-controlling interests	1,473.6	911.9	157.0	61.6	480.6
Income and social contribution taxes	(590.5)	(469.5)	(256.8)	25.8	82.8
Non-controlling interests	(25.6)	(52.7)	—	(51.4)	—

Net Income (loss)	857.5	389.7	(99.8)	120.0	(490.5)

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

     Vivo’s net additions (number of new customers less churn) generated a 14.0% increase in the number of contract customers to 9.8 million in 2009, from 8.6 million in 2008. The 2008 figure represented a 21.1% increase from 7.1 million in 2007. Similarly, net additions generated a 15.4% increase in the number of prepaid customers to 42.0 million in 2009, from 36.4 million in 2008. The 2008 figure represented a 20.1% increase from 30.3 million in 2007.

     ANATEL authorizes cellular operators to increase tariffs based upon the prior twelve-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year. Accordingly, changes in our revenues from year to year include the effects of tariff increases which were approximately 2.1% in 2008 and 2.0% in 2007 determined on a weighted average basis. There were no tariff increases for 2009.

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

     The following table sets forth the components of our net operating revenues for the periods presented.

	Year ended December 31,			Percent change

	2009	2008	2007	2009-2008	2008-2007

	(in millions of reais)
Usage, additional call and monthly subscription charges	10,477.8	10,014.0	8,000.8	4.6	25.2
Interconnection charges	6,301.6	6,140.3	5,109.3	2.6	20.2
Sales of wireless devices and accessories	2,932.2	3,258.1	3,105.7	(10.0)	4.9
Data and value-added services	2,971.3	2,049.8	1,330.5	45.0	54.1
Other services	188.7	244.1	98.0	(22.7)	149.1
Gross operating revenue	22,871.6	21,706.3	17,644.3	5.4	23.0
Value-added and other indirect taxes	(4,637.9)	(4,295.5)	(3,385.9)	8.0	26.9
Discounts granted and return of goods	(1,870.5)	(1,941.1)	(1,765.9)	(3.6)	9.9

Net operating revenues	16,363.2	15,469.7	12,492.5	5.8	23.8

     The following table sets forth the impact on net operating revenues of consolidating Telemig for the months of April through December 2008.

Period from April 31 to
December 31, 2008

(in millions of reais)
Usage, additional call and monthly subscription charges	986.3
Interconnection charges	519.4
Sales of wireless devices and accessories	156.4
Other	177.2
Gross operating revenue	1,839.3
Value-added and other indirect taxes	(292.5)
Discounts granted and return of goods	(324.5)
Net operating revenues	1,222.3

     Net operating revenues increased by 5.8% to R$16,363.2 in 2009 from R$15,469.7 million in 2008, which in turn represented a 23.8% increase from R$12,492.5 million in 2007. The increase in 2009 reflects mainly an increase in revenues related to data and value-added services, to Internet 3G access, and to additional call charges and monthly fees. The growth in 2008 reflects mainly the consolidation of net operating revenues attributables to Telemig commencing on April 2008, as well as an increase in revenues from additional call charges and monthly fee, and sales of wireless devices and accessories.

     Usage, additional call and monthly fee. Revenues from usage charges increased by 4.6% to R$10,477.8 million in 2009 from R$10,014.0 million in 2008, which in turn represented a 25.2% increase from R$8,000.8 million in 2007. The growth in usage, additional calls and monthly fees in 2009 was mainly due to an increase of 15.1% in our customer base to 51.7 million. The increase in 2008 reflects the consolidation of R$986.3 million of usage, additional call and monthly fee attributable to Telemig for the months of April through December 2008. The growth in usage charges in 2008 was mainly due to an increase of 34.2% in our customer base to 44,945 million.

     Interconnection charges. Revenues from interconnection charges increased by 2.6% to R$6,301.6 million in 2009, from R$6,140,3 million in 2008, which in turn represented a 20.2% increase from R$5,109.3 million in 2007. The increase in 2009 was principally due to an increase in mobile-to-mobile calls. The increase in interconnection charges in 2008 was principally due to the consolidation of R$579.4 million attributable to Telemig, commencing on April 2008, as well as an increase in mobile to mobile calls, concurrent with the growth in the number of terminals in use and the static number of fixed-line telephones.

     Sales of wireless devices and accessories. Revenues from sales of wireless devices and accessories decreased by 10.0% to R$2,932.2 million in 2009 from R$3,258.1 million in 2008, which in turn represented a 4.9% increase from R$3,105.7 million in 2007. The decrease in 2009 reflects an increased activity of sales of Sim Cards and wireless handsets with GSM technology which have a lower average retail price. The increase in 2008 was mainly due to the consolidation of R$156.4 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) sales of wireless devices and accessories decreased 0.1% to R$3,101.7 in 2008, from R$3,105.7 million in 2007 due to the disproportionately higher sales of wirelessly handsets with GSM technology which have a lower average retail price.

     Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices. The subsidy strategy resulted in a gross loss (calculated as the difference of net operating revenues from sales minus the cost of goods sold) for Vivo of R$653.5 million, R$753.3 million (excluding Telemig) and R$693.6 million in 2009, 2008 and 2007, respectively.

     Date and value-added services and other services. Revenues from data and value-added services and other services increased by 37.8% to R$3,160.0 million in 2009 from R$2,293.9 million in 2008, which in turn represented a 60.6% increase from R$1,428.5 million in 2007. The increase was principally due to an increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services.

     Value-added and other indirect taxes. Value-added and other indirect taxes increased by 8.0% to R$4,637.9 million in 2009 from R$4,295.5 million in 2008, which in turn represented a 26.9% increase from R$3,385.9 million in 2007. The increase in 2009 was principally due to an increase in gross operating revenue, particularly in revenue from usage charges and other services. The increase in 2008 (excluding Telemig) was mainly due to an increase in gross operating revenue. The consolidation of value-added and other indirect taxes of Telemig for the months of April through December 2008 had a positive impact of R$292.5 million. The effective rate of taxes on gross operating revenues varies depending on the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 20.3%, 19.8% (20.1% excluding Telemig) and 19.2% of our gross operating revenues in 2009, 2008 and 2007, respectively.

     Discounts and return of goods sold. Discounts and returns decreased by 3.6% to R$1,870.0 million in 2009 from R$1,941.1 million in 2008, which in turn represented a 9.9% increase from R$1,765.9 million in 2007. Discounts and returns corresponded to 8.2%, 8.9% (8.1% excluding Telemig) and 10.0% of our gross operating revenues in 2009, 2008 and 2007, respectively. The decrease in 2009 reflects an increase of sales of wireless handsets with GSM technology, as compared to other goods, which have a lower average cost and sales of Sim Cards. The increase in 2008 reflects the consolidation of R$324.5 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) discounts and return of goods sold decreased 8.5% to R$1,616.6 million in 2008, from R$1,765.9 million in 2007 was mainly due to the decrease in discounts on wireless devices as a result of the increase in the base of customers who purchase wireless devices with GSM technology, which have a lower average cost.

     Cost of Services and Goods

     The following table sets forth the components of our costs of services and goods sold for 2009, 2008 and 2007, as well as the percentage change from the previous year.

	Year ended December 31,			Percent change

	2009	2008	2007	2009-2008	2008-2007

	(in millions of reais)
Cost of goods sold	(2,011.0)	(2,441.9)	(2,096.8)	(17.6)	16.5
Depreciation and amortization	(2,286.1)	(1,707.0)	(1,378.9)	33.9	23.8
Supplies, outside services other	(664.2)	(551.3)	(491.6)	20.5	12.1
Interconnection charges	(2,313.2)	(2,146.7)	(1,618.2)	7.8	32.7
Rent, insurance, condominium fees, and leased lines	(672.7)	(555.8)	(436.1)	21.0	27.4
Personnel	(144.2)	(120.1)	(102.9)	20.1	16.7
Taxes	(860.1)	(656.2)	(498.8)	31.1	31.6

Cost of services and goods	(8,951.5)	(8,179.0)	(6,623.3)	9.4	23.5

     Cost of services and goods increased by 9.4% to R$8,951.5 million in 2009 from R$8,179.0 million in 2008, which in turn represented a 23.5% increase from R$6,623.3 million in 2007. The increase in 2009 was mainly due to an increase in depreciation and amortization costs, interconnection charges and taxes, partially offset by a reduction in cost of goods. The increase in 2008 reflects the consolidation of R$739.5 million of cost of services and goods attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) cost of services and goods increased 11.8% to R$7,402.0 million in 2008, from R$6,623.3 million in 2007 was mainly due to an increased in interconnection costs and depreciation and amortization costs. Gross margin (gross profit as a percent of net revenues) corresponded to 45.3%, 47.4% (47.0% excluding Telemig) and 47.0% in 2009, 2008 and 2007, respectively.

     Cost of goods sold. Cost of wireless devices and accessories decreased by 17.6% to R$2,011.0 million in 2009, from R$2,441.9 million in 2008, which in turn represented a 16.5% increase from R$2,096.8 million in 2007. The decrease in 2009 corresponds to the decrease in sales of wireless devices and accessories (discussed above) and reflects an increase in sales of wireless handsets with GSM technology (as compared to other technologies), which have a lower average cost and sales of Sim Cards. The increase in 2008 reflects the consolidation of R$192.5 million of cost of goods sold attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) cost of goods sold increased 7.3% to R$2,249.4 in 2008, from R$2,096.8 million in 2007. The increase in 2008 was mainly due to the increase of the base customers who purchase handheld devices with GSM technology, which have a lower average cost, but which have sold in generally higher volumes.

     Depreciation and amortization. Depreciation and amortization expenses increased by 33.9% to R$2,286.1 million in 2009, from R$1,707.0 million in 2008, which in turn represented an increase of 23.8% from R$1,378.9 million in 2007. The increase in 2009 was mainly due to the accelerated depreciation of CDMA technologies and to the digital ERBs investments made in this period, in addition to the amortization of licences. In 2008, the consolidation of depreciation and amortization expenses of Telemig for the months of April through December 2008 had a negative impact of R$151.6 million. The increase in 2008 (excluding Telemig) was mainly due to the accelerated depreciation of TDMA and CDMA technologies and to the digital ERBs, investments made in the period and increases in the amortization in licences, including, among others, our 3G licenses.

     Supplies, outside services and other. Cost of materials and third-party services increased by 20.5% to R$664.2 million in 2009, from R$551.3 million in 2008, which in turn represented an increase of 12.1% from R$491.6 million in 2007. The increase in 2009 reflects an increase in third-party services, mainly in plant maintenance and public services resulting from the growth of our network. The increase in 2008 reflects the consolidation of R$45.1 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) supplies, outside services and other increased 3.0% to R$506.2 million in 2008, from R$491.6 million in 2007. The increase in 2008 was mainly due to an increased in the third-party services, mainly in plant maintenance and public services.

     Interconnection charges. Interconnection charges increased by 7.8% to R$2,313.2 million in 2009, from R$2,146.7 million in 2008, which in turn represented an increase of 32.7% from R$1,618.2 million in 2007. The increase in 2009 reflects an increase in our customer base and in outgoing off-net call traffic. The increase in 2008 reflects the consolidation of R$211.8 million of interconnection charges attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) interconnection charges increased 19.6% to R$1,934.9 in 2008, from R$1,618.2 million in 2007. The increase in 2008 is due to an increase in our customer base and in outgoing off-net call traffic.

     Rent, insurance, condominium fees, and leased lines. Rent, insurance, condominium fees, and leased lines increased by 21.0% to R$672.7 million in 2009, from R$555.8 million in 2008, which in turn represented an increase of 27.4% from R$436.1 million in 2007. The increase in 2009 is mainly due to an increase in lease payments for shared retail space and increased utilization of the circuits. The increase in 2008 (excluding Telemig) was mainly due to an increase in lease payments for shared retail space and in the utilization of the circuits.

     Personnel. Personnel expenses increased by 20.1% to R$144.2 million in 2009, from R$120.1 million in 2008, which in turn represented a 16.7% increase from R$102.9 million in 2007. The increase in 2009 was mainly due to an increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually, and an increase in training program costs. The increase in 2008 reflects the consolidation of R$12.6 million attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) personnel expenses increased 4.5% to R$107.5 million in 2008, from R$102.9 million in 2007, mainly due to an increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually.

     Taxes. Taxes increased by 31.1% to R$860.1 million in 2009, from R$656.2 million in 2008, which in turn represented a 31.6% increase from R$498.8 million in 2007. The increase in 2009 reflects an increase in FISTEL, due to the growth in the number of new subscribers. In 2008, the increase was primarily attributable to the consolidation of FISTEL and other taxes of Telemig for the months of April through December 2008 in the amount of R$53.1 million. The increase in 2008 was mainly due to an increase in FISTEL, due to an increase in the customer base.

Operating Expenses

     The following table sets forth the components of our operating expenses for each of the years ended December 31, 2009, 2008 and 2007, as well as the percentage change from the prior year.

	Year ended December 31,			Percent change

	2009	2008	2007	2009-2008	2008-2007

	(in millions of reais)
Selling expenses	(4,357.4)	(4,107.0)	(3,532.8)	6.1	16.3
General and administrative expenses	(1,334.3)	(1,164.2)	(1,207.2)	14.6	(3.6)
Other net operating expenses	240.8	(469.9)	(509.4)	(151.2)	(7.8)

Total	(5,450.9)	(5,741.1)	(5,249.4)	(5.1)	9.4

     Vivo’s operating expenses decreased by 5.1% to R$5,450.9 million in 2009, from R$5,741.6 million in 2008, which in turn represented a 9.4% increase from R$5,249.4 million in 2007. The decrease in 2009 was mainly due to a reduction in the other net operating expenses partially offset by an increase in selling expenses. The increase in 2008 reflects the consolidation of R$375.4 million of operating expenses attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) operating expenses increased 2.9% to R$5,403.2 million in 2008, from R$5,249.4 million in 2007. The increase in operating expenses in 2008 was principally due to an increase in selling expenses that were partially offset by a reduction in general and administrative expenses.

     Selling expenses. Selling expenses increased by 6.1% to R$4,357.4 million in 2009, from R$4,107.0 million in 2008, which in turn represented a 16.3% increase from R$3,532.8 million in 2007. In 2008, the consolidation of selling expenses of Telemig for the months of April through December 2008 had a negative impact of R$290.1 million. The increase in 2009 reflects an increase in third-party costs, mainly costs related to distribution and client care and depreciation and amortization. The increase was partially offset by a reduction in the provision for doubtful accounts by 29.8% to R$ 213.2 million in 2009 from R$ 303.8 million in 2008. The increase in 2008 (excluding Telemig) was principally due to an increase in third-party costs, mainly costs related to distribution and client care, and an increase in customer loyalty program costs and depreciation and amortization. Allowance for doubtful accounts were 0.9%, 1.4% and 2.1% of gross revenues for 2009, 2008 and 2007, respectively.

     General and administrative expenses. General and administrative expenses increased by 14.6% to R$1,334.3 million in 2009, from R$1,164.2 million in 2008, which in turn represented a 3.6% decrease from R$1,207.2 million in 2007. The increase in 2009 reflects an increase in depreciation and amortization and in third-party costs, mainly in plant maintenance. In 2008, the consolidation of general and administrative expenses of Telemig for the months of April through December 2008 had a negative impact of R$95.2 million. The decrease in 2008 (excluding Telemig) was principally due to a decrease in third-party costs, mainly due to consulting fees.

     Other net operating expenses. The net amount of other operating expenses decreased by 151.2% to R$240.8 million of other revenues in 2009, from R$469.9 million of expenses in 2008, which in turn represents a 7.8% decrease from R$509.4 million in 2007. The decrease in 2009 reflects an increase in the revenues from recovered expenses, especially taxes and a decrease in goodwill amortization. The decrease in 2008 reflects the consolidation of R$9.9 million of other net operating revenues attributable to Telemig for the months of April through December 2008. Vivo’s (excluding Telemig) other net operating expenses decreased 5.8% to R$479.8 in 2008, from R$509.4 million in 2007. The decrease in 2008 was principally due the reversal of provisions, partially offset by the increase in goodwill amortization.

      Net Financial Expenses

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the previous year, for each of the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,			Percent Change

	2009	2008	2007	2009-2008	2008-2007

	(in millions of reais)
Financial income	199.8	304.2	186.0	(34.3)	63.5
Exchange gains (losses)	520.3	(920.1)	297.5	(156.5)	(409.3)
Gains (losses) on foreign currency derivative contracts	(453.8)	519.5	(509.2)	(187.4)	(202.0)
Financial expenses	(753.5)	(541.3)	(437.1)	39.2	23.8

Total	(487.2)	(637.7)	(462.8)	(23.6)	37.8

     Net financial expenses reflect, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 27 to our financial statements.

     Our net financial expenses decreased by 23.6% to R$487.2 million in 2009, from R$637.7 million in 2008, which in turn represents a 37.8% increase from R$462.8 million in 2007. This decrease in 2009 is mainly due to the extraordinary facts that occurred in 2009, such as the use of some of our cash for the acquisition of 3G licenses, thus resulting in less cash balance invested and the generation of lower financial revenues as well as the effect of lower indebtedness throughout year 2009, in addition to a lower effective interest rate in 2009 (9.88% in 2009 and 12.38% in 2008). The increase in 2008 was principally due to the net debt generated in the acquisition of Telemig and recognition of financing charges in connection with our new 3G licenses. In addition, PIS/COFINS expenses on the allocation of interest on shareholders’ equity increased by R$13.9 million and the effective interest rate increased to 12.4% in 2008 from 11.8% in 2007.

     As of December 31, 2009, all of our foreign exchange indebtedness of approximately R$761.4 million was covered by long positions under hedging agreements. Under those derivative agreements, our subsidiaries’ foreign exchange-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. This resulted in an income of R$343.9 million in 2009 in our foreign currency-denominated debt (a loss of R$688.3 million in 2008 and a gain of R$296.1 million in 2007), which was offset by losses in our currency and interest rate derivatives contracts of R$366.7 million in 2009 (a gain of R$519.5 million in 2008 and a loss of R$509.4 million in 2007).

     Income and Social Contribution Taxes Income (Expense)

     We recorded expenses from income and social contribution taxes in the amount of R$590.5 million in 2009, an increase of 25.8% from an expense of R$469.5 million in 2008, which in turn represented an increase of 82.8% from an expense of R$256.8 million that we recorded in 2007. The increases in 2009 and 2008 are related to higher income before income and social contribution taxes.

     Non-controlling interest

     The non-controlling interest recorded for the year ended December 31, 2009 was in the amount of R$25.6 million and represented the non-controlling interest in Telemig for the months of January through July 2009. The non-controlling interest recorded for the year ended December 31, 2008 was in the amount of $52.7 million and represented the non-controlling interest in Telemig for the months of April through December 2008. In 2007, there was no non-controlling interest recorded for Vivo due to the completion of the corporate restructuring process which commenced in October 2006. See “—Operating Results —Merger of the Vivo Companies.”

     Vivo’s Segments

     As described in “Item 4.A.—Information of the Company—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries”, during 2006, we completed corporate restructurings to simplify our corporate legal structure and create a single legal operating company. This resulted in changes to our management structure and operating segments. Since the end of the year ended December 31, 2006, we had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented.

B. Liquidity and Capital Resources

Sources of Funds

     Vivo generated cash flow from operations of R$4,044.4 million, R$3,722.1 million and R$3,196.7 million in 2009, 2008 and 2007, respectively, primarly as a result of our net income after adjusting for non-cash expenses such as depreciation and amortization.

      Vivo used net cash for financing activities in the amount of R$3,478.7 million in 2009. Vivo repaid loans of R$5,066.2 million during 2009 and obtained new loans in the aggregate amount of R$1,952.5 million in that period, as well as cash from the net settlements on derivatives contracts of R$51.5 million.

     Vivo had R$ 4,169.8 million in long-term loans and financing as of December 31, 2009. Vivo’s R$954.7 million in short-term indebtedness as of December 31, 2009 consisted primarily of funding from financial institutions. As of December 31, 2009, Vivo had a working capital (current assets minus current liabilities) deficit of R$110.1 million compared to a working capital deficit of R$452.6 million as of December 31, 2008.

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

     On January 20, 2004, Telemig Celular issued U.S.$80 million of 8.75% unsecured senior notes due 2009. The notes were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes are made semi-annually. As of December 31, 2008, there was R$195.3 million aggregate principal amount of notes outstanding. The notes were paid in full in January 2009.

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

     On July 24, 2009, 20 promissory notes were issued in the value of R$25 million each, totaling R$500 million, bearing an interest rate of 115.0% of the DI (Interfinancial Deposit) rate. The funds raised from this transaction were used for the full repayment of the principal amount of the debt incurred in a prior (fourth) issuance of promissory notes for the face value of R$500 million. On October 22, 2009, the promissory notes related to this issue were settled.

     On September 4, 2009, the Board of Directors approved the fourth public issuance by the Company of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with a tenor of 10 years. The total amount of the issue was R$810 million, of which the basic offering corresponds to R$600 million, in addition to R$210 million from the full exercise of an option to issue additional debentures. A total of 810,000 debentures were issued in three series, with 98,000 debentures in the first series, 640,000 in the second series and 72,000 in the third series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the leader arranger of the offering after the conclusion of the bookbuilding procedure.

     Banco Itaú BBA S.A., in its capacity as lead arranger of the offering, carried out a bookbuilding procedure in order to determine, with interested investors, the demand for the debentures at different remuneration rates.

     Rescheduling of each series is provided for as follows: first series on October 15, 2012, second series on October 15, 2013, and third series on October 15, 2014. The proceeds raised from the issuance of this offering were used for full payment of the debt related to the sixth issuance of commercial promissory notes of the Company and supplementing the working capital of the Company. The transaction costs in connection with this issuance in the amount of R$4.4 million were appropriated to a liabilities reduction account as costs to be incurred, and are recorded as financial expenses of the Company pursuant to the contractual terms of this issuance. The actual rate of this issuance, considering the transaction costs, is 112.13% of the CDI (see Note 25 of our financial statements). Tranches of the facility borrowed from Banco Nacional do Nordeste do Brasil (“BNB”) were released during fiscal year 2009 as follows: R$124.6 million in May 2009 and R$134.8 million in October 2009. With the tranche released in December 2008 in the amount of R$129.7 million, the total came to R$389.0 million.

Financing of 3G licenses

     We financed the acquisition of our 3G license through financing available from ANATEL. This allowed us to maintain our cash position during turbulent market conditions and extend our debt profile. The cost for the financing was set by reference to the IST plus monthly interest of 1.0% . The debt was set to be repaid in six equal annual installments, with maturity dates at 36, 48, 60, 72, 84 and 96 months from April 29, 2008 (the date of authorization of our license). On August 28, September 25, and October 22, 2009, Vivo settled the amounts owed to ANATEL corresponding to the full value of the 3G licenses.

Date	Value Paid – in Reais – R$

08/28/09	R$	902,205,813.06
09/25/09	R$	235,127,988.36
10/22/09	R$	163,770,561.54

	R$	1,301,104,362.96

Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt and payment of dividends and interest on shareholders’ equity. Our capital expenditures (including capitalized interest) amounted to R$2,367.5 million, R$3,997.4 million, and R$1,905.7 million in 2009, 2008 and 2007, respectively. Payment of debt and derivative instruments consumed cash flows of R$5,014.7 million, R$2,737.1 million and R$2,473.6 million in 2009, 2008 and 2007, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$419.3 million, R$54.2 million and R$17.5 million in 2009, 2008 and 2007, respectively.

     Capital Expenditures

     The following table sets forth our total capital expenditures for the periods indicated:

	Year ended December 31,

Vivo	2009	2008	2007

	(in millions of reais)
Switching equipment	237.6	533.1	417.3
Transmission equipment	1,283.6	1,446.2	729.9
Information technology	346.0	286.5	267.2
Others(1)	500.3	1,730.9	494.3

Total capital expenditures	2,367.5	3,997.4	1,905.7

(1)	Consisting primarily of wireless devices provided to customers for free in connection with signing new contracts, network construction, furniture and fixtures, office equipment and store layouts.

     Our capital expenditures over the past three years related primarily to increasing our network capacity and coverage. The Company continued its projects for improvement and expansion of the capacity of services rendered, which provided support to increase the GSM and WCDMA (3G) network, expansion of transmission routes, system centralization and integration (billing, collection and CRM, including Minas Gerais systems and a new Data Center site acquisition), development of new services and opening and renovating points of sale and terminals for the corporate segment.

     In the aggregate, R$2,367.5 million were invested during the year ended December 31, 2009, which included investment in the GSM/EDGE and WCDMA (3G) network. This amount represented 14.5% of our net operating revenues.

     Our planned capital expenditures for 2010 include investments in GSM network capacity, expansion of WCDMA overlay, introduction of new products and services to maximize the use of cellular phones, expansion of our stores, the continued improvement of the quality of services provided to our customers and finalizing a new Data Center construction combined with Minas Gerais’s systems integration. The amount will be approved at the general shareholders meeting to be held April 2010. We intend to pay these expenditures with funds generated by our operations and our available borrowing capacity.

     Payments of Dividends to Shareholders

     The holders of preferred shares have been entitled to exercise voting rights since the 2004 General Shareholders Meeting as a result of our failure to pay the minimum dividends required by law. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved the payment of dividends in the amount of R$402.6 million, which was sufficient to meet the minimum dividend required by law. Pursuant to this Board authority and the authority granted at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated.

     In compliance with our by-laws, at a special board meeting held on February 9, 2010, our Board of Directors approved the payment of dividends in an aggregate amount of approximately R$818.9 million. These dividends were declared on the basis of the 2009 closing balance sheet to the holders of common and preferred shares. The dividends payable to holders of preferred shares and common shares are comprised of approximately (a) R$104.1 million in interest on shareholders equity, as approved at the Board of Directors meeting held on December 14, 2009 and as calculated in conformity with article 9 of Law 9249/95, which, net of withholding tax, is approximately R$88.5 million, and (b) dividends in the amount of approximately R$730.3 million, R$250.9 million for the common shares and R$479.4 million for the preferred shares. The above mentioned dividends will be paid in two equal parts, on April 19, 2010 and October 25, 2010. These dividends are sufficient to meet the minimum dividend required by law and voting rights on the preferred shares will not be regained for 2010. Even if Vivo’s holders of preferred shares were to reacquire the voting rights at some time in the future, we would not expect these voting rights to affect voting control over Vivo because our controlling shareholders currently own more than 50% of our total voting capital.

     See also “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends—Payment of Dividends.”

     Debt

As of December 31, 2009, Vivo’s total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2009

(in millions of reais)
Financing from financial institutions	5,124.5
Financing of ANATEL (3G)	-

Total debt	5,124.5

Long-term debt(1)	4,169.8
Short-term debt	954.7

______________
(1) Excludes the short-term portion of long-term debt.

     As of December 31, 2009, Vivo’s total debt was R$5,124.5 billion, of which R$761.4 billion, or 14.9% was denominated in foreign currencies and therefore exposed to currency fluctuations.

     Of that amount, R$730.6 million was denominated in U.S. dollars (US$419.6 million), R$26.5 million was denominated in yen (¥1,408.9 million), and R$4.3 million was denominated in UMBNDES, which comprises a mix of different currencies.

     The Company and Vivo S.A. entered into swap contracts in foreign currency at several exchange rates in notional amounts as of December 31, 2009 of US$415,637 and JP¥1,338,853, as compared to US$515,606 and JP¥ 51,594,615 as of December 31, 2008. On December 31, 2009, the Company and Vivo S.A. had no interest rate swap contracts in local currency (CDI), compared to US$225,000 worth of such contracts as of December 31, 2008, and, also as of December 31, 2009, the Company and Vivo S.A. recorded the notional amount of R$110,000 of swaps indexed to the IGPM, as compared to R$110,000 as of December 31, 2009.

     On October 15, 2009, we entered into a swap contract which was indexed to the IPCA for assets and to the CDI for liabilities in the notional amount of R$72,000, in order to cover the exposure of the third series of the fourth issuance of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

     Vivo S.A. has indebtedness and financing with the National Economic and Social Development Bank (BNDES), which totaled R$1,474.4 million as of December 31, 2009. Vivo S.A. also has indebtedness and financing with the Europe Bank of Investments, which totaled R$635.1 million as of December 31, 2009. In accordance with our contractual obligations, there are several economic and financial covenants and ratios that must be maintained annually. Some of the debt agreements of Vivo contain restrictive covenants. Financial ratios apply to some of our indebtedness and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt-to-capital ratios. As of December 31, 2009, Vivo met all relevant economic and financial covenants and ratios.

     U.S. GAAP Reconciliation

     See Notes 33 and 34 to our audited consolidated financial statements for a description of the principal differences between the Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     Recently Adopted Standards

     We adopted several accounting pronouncements effective December 31, 2009 and January 2008 which are reported herein and which are discussed in our financial statements.

     In June 2009, the Financial Accounting Standard Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

     Effective January 1, 2009, the Company adopted new accounting guidance ASC 810, which changed the accounting for and the reporting of an entity’s non-controlling ownership. Such non-controlling ownership, previously referred to as non-controlling interest, is now referred to as non-controlling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to non-controlling interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Non-controlling Interests” in the accompanying consolidated balance sheets and statement of changes in equity. Additionally, net income and comprehensive income attributable to non-controlling interests are shown separately from consolidated net income and comprehensive income in the accompanying consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by the authoritative guidance.

     ASC 820 “Fair Value Measurement and Disclosures” defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies under other accounting pronouncements that require or permit fair value measurement. ASC 820 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since the Company has not changed its current practice, this change had no impact on its Consolidated Financial Statements. See Note 32 on Financial Instruments and Note 40(c).

     ASC 715 “Compensation-retirement Benefits” provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The Company has complied with the disclosure requirements.

     ASC 350 “Intangibles-Goodwill and Other” amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This guidance is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company applied the guidance to acquisitions of intangible assets as from January 1, 2009.

     ASC 815 “Derivatives and Hedging” seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, the improvement requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. The Company has complied with disclosure requirements.

     ASC 805 “Business Combination” establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). Since the Company did not consummate any business combination in 2009, this guidance did not have any significant effect on its consolidated financial statement. However, we change the manner in which the tax benefits of prior acquisition are recognized in the current period, as a result of amendment to ASC 740. See note 33(e).

     ASC 323 “Investments-Equity Method and Joint Ventures” addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. ASC 323 was effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. ASC 323 is applied prospectively with early application prohibited. The adoption of ASC 323 did not have any impact on our consolidated financial condition or results of operations.

     Recently Issued Standards

     The following accounting standards have been issued, but are not effective as of December 31, 2009 and have not been adopted by the Company.

     In June 2009, the FASB issued a statement which removes the concept of a qualifying special-purpose entity (“QSPE”) from former SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of former FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. The new statement also removes the exception from applying the requirements of consolidation accounting for variable interest entities to QSPEs. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of this new standard will have a material impact on its financial statements.

     In June 2009, the FASB issued a new standard which amends former FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has (1) the power to direct matters that most significantly impact the activities of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required about Transfers of Financial Assets and Interests in Variable Interest Entities. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of this new standard will have a material impact on its financial statements.

     In October 2009, the FASB issued an update to ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements”, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

(i)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separate and how the consideration should be allocated;
(ii)
Require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence of selling price or third-party evidence of selling price;

(iii)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and
(iv)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

     We are currently evaluating the potential impacts of this new guidance which will become mandatory on January 1, 2011.

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

D. Trend Information

     In 2010, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value-added services, targeted growth on average revenue per user, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products of high quality in order to meet our clients’ expectations.

E. Off-balance sheet arrangements

     As of December 31, 2009, there were no off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by Period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in millions of reais)
Contractual obligations:
Long-term debt(1)	4,892.0	722.4	2,090.1	533.7	1,545.8
Operating leases	6,177.1	639.2	1,247.3	1,214.2	3,076.4

Total contractual cash obligations(2)	11,069.1	1,361.6	3,337.4	1,747.9	4,622.2

____________________
(1)	Includes short-term portion of long-term debt. Short-term debts with no long-term portion are not included
(2)	Excludes pension fund obligations.

     In addition, we have a rental commitment with Telecomunicações de São Paulo S.A., or Telesp, a related party, in an annual amount of R$163.8 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

     Although the pension fund obligations are not included in the table above, we expect to make contributions of approximately R$60.1 million during each of the next 5 years.

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

     The following are the current members of our Board of Directors and their respective positions.

Name	Position	Date Elected

Luis Miguel Gilpérez López	Chairman	March 19, 2009
Shakhaf Wine	Vice Chairman	March 19, 2009
Luis Miguel da Fonseca Pacheco de Melo	Director	March 19, 2009
Félix Pablo Ivorra Cano	Director	March 19, 2009
Ignacio Aller Malo	Director	March 19, 2009
Rui Manuel de Medeiros D’Espiney Patrício	Director	March 19, 2009
Carlos Manuel Mendes Fidalgo Moreira Cruz	Director	March 19, 2009
José Guimaraes Monforte	Director	March 19, 2009
António Gonçalves de Oliveira	Director	March 19, 2009

     Set forth below are brief biographical descriptions of our directors.

     Luis Miguel Gilpérez López, born on December 7, 1959, is Chairman of Vivo., General Director of the Mobile division of Telefónica International and a member of the Supervisory Board of Brasilcel N.V. He was a board member of TCP, Celular CRT, TSD, TCO, Teleacre, Telegoiás, NBT, Telemat, Telems, TCO-IP S.A. and Teleron from 2004 to 2005. He began working for the Telefónica group in 1981, having assumed growing responsibilities in areas including networks, infrastructure, product and services development and marketing. He has a degree in Industrial Engineering and a master’s degree in Business Administration.

     Shakhaf Wine, born on June 13, 1969, is a Member of the board of directors of Vivo Participações S.A. since March 2004 and Vice Chairman of the board since August 2008. Member of the Board of Directors and Executive Committee of Portugal Telecom S.G.P.S. since April 2009, President and Chairman of Portugal Telecom Brasil S.A. since April 2005. Member of the board of directors of Brasilcel N.V. since March 2004 and Vice Chairman of the board since August 2008. President of the Control Committee of Brasilcel N.V. since 2006. Vice Chairman of the board of directors Telemig Participações S.A. since August 2008. Vice Chairman of the board of directors Telemig Celular S.A. since April 2008. Member of the board of directors of Mobitel S.A. since June 2006 and Chairman of the Board since August 2008. Member of the board of directors of PT Multimédia.com Brasil Ltda. since April 2005 and member of the board of directors of Universo Online S.A. since July 2005. Previously Mr. Wine was a board member at PT Investimentos Internacionais – Consultoria Internacional S.A., PT Participações, SGPS S.A., PT Móveis – Serviços de Telecomunicações SGPS S.A., PT Ventures SGPS S.A., Africatel Holdings B.V., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Celular CRT Participações S.A. and Banco1.Net S.A. Before joining Portugal Telecom in 2003, Mr. Wine was Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003, based in London. Previously he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998, also based in London. Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. between 1991 and 1993. He holds a degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

     Luis Miguel da Fonseca Pacheco de Melo, born on April 29, 1966, is a member of the Board of Directors of Vivo Participações. He has served as CFO of Portugal Telecom, SPGS, SA since April 2006 and as Chairman of the Board of Directors of Previsão - Fund Managers Society SA since 2007. He has been a member of the Board of Directors of Africatel Holdings BV, since 2007, a member of the Board of Directors of PT-PRO - Administrative Services and Management Shared SA since 2003. He was Executive Director of PT-Multimedia - Services for Telecommunications and Multimedia SGPS from June 2002 to 2006, a member of the Board of Directors of TV Cabo Portugal S.A., from 2002 to 2006 and a member of the Board of Directors of Lusomundo Audiovisual S.A. from 2002 to 2006. He served as a member of Board of Directors of Lusomundo Cinemas S.A. from 2002 to 2006, member of the Board of Directors of PT Contents S.A. from 2002 to 2006, member of the Board of Directors of PT SGPS S.A. cable TV from 2002 to 2006 and member of the Board of Directors of Sport TV from June 2002 to November 2005. He was a manager of Lusomundo España SL, from 2003 to 2006, the Executive Director of BES Investment, a company of Banco Espirito Santo Group, and one of its largest shareholders, from 1998 to 2002 and a director of UBS Warburg from 1994 to 1998. Mr. Fonseca received a degree in Civil Engineering at the Technical Institute and an MBA from IESE in Barcelona.

     Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Telecomunicações de São Paulo S.A., Brasilcel N.V, Vivo Participações and Telemig Celular S.A. He was a member of the Board of Directors of TSD, TLE, TCO and Celular CRT until February 2006. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development until January 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia—ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas—ICADE also in Madrid.

     Ignacio Aller Malo, who was born on December 1, 1945, is a member of the Board of Directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, and Vivo Participações, S.A. He was a member of the Board of Directors of TSD, TLE and Celular CRT until February 2006. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967. He has a Master’s degree in Management and Control of IT Projects from Instituto de Empresa de Madrid in Madrid, and a degree in Corporate Management Control from Escuela Superior de Administración de Empresas (ESASE) in Spain.

     Rui Manuel de Medeiros D’Espiney Patrício, born on August 17, 1932, is a member of the Board of Directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Vivo Participações, , Jerónimo Martins (Portugal) and Espirito Santo International Holding. He was a member of the Board of Directors of Banco Boavista S.A. from 1997 until 2000; member of the Board of Directors of Banco Inter-Atlântico S.A. from 1980 until 1997, member of the Board of Directors of Ericsson do Brasil from 1979 until 1997, Managing Director and Executive Vice-President of Monteiro Aranha S.A. from 1976 until 1992, Representative of the Monteiro Aranha Group in Europe from 1975 until 1976, and worked at Financiadora Volkswagen do Brasil from 1974 until 1975. Mr. Patrício was Minister for Foreign Affairs of Portugal from 1970 until 1974, Under-Secretary of State for Overseas Economic Development of Portugal from 1965 until 1970, Member of the Commission for Overseas Development Plan from 1963 until 1965, Economic Advisor of Sacor (Oil Company) from 1958 until 1964, and between 1958 and 1963 he was Assistant Professor at Lisbon University. Mr. Patrício has a degree in Law from the University of Lisbon—1955, a postgraduate degree in Political Economics from University of Lisbon—1956 and Business Administration from Fundação Getúlio Vargas (São Paulo)—1975.

     Carlos Manuel Mendes Fidalgo Moreira Cruz born in October 16, 1967, is a member of the Board of Directors of Vivo Participações and has served as the Director of Finance Directorate of Portugal Telecom, SGPS, since 2001. He has served as Director of Portugal Telecom International Finance BV since 2002 and Director of PT International Investments since 2006. He has served as Director of PT Ventures since 2006, Director of PT Moveis since 2006, Director of TPT – Timor’s Public Telecommunications S.A. since 2006, Director of MTC – Mobile Telecommunications Ltd. (Namíbia) since 2007, Director of MTC – Macau’s Telecommunications Company since 2007, Director of Teledata (Moçambique) since 2007 and Director of Medi Telecom. He is a Member of the Board of Auditors of Brasilcel, Member of the Board of Directors of Africatel Holdings BV and has been a Director of Directel – International Telephone Lists Ltd, Director of PT Services since 2006 and Director of Forecast since 2007. Mr. Fidalgo was a member of the Portuguese Privatizations Commission from 1999 to 2001, an Advisor of the Secretary of State for Economics and Finance from 1996 to 1998, an Assistant of Financial Strategy 1996 to 2001 in the MBA Program - IEP / EGP and served as an Assistant Corporate Finance and Macroeconomics at the University of Porto from 1987 to 1996, an Assistant Business Evaluation from 1994 to 1997 in IESF, Mr. Fidalgo was also Analyst Assistant of the Mergers & Acquisitions Department of BPI from 1990 until 1994. Mr. Cruz has a degree in Economics from the University of Porto - 1989, and a master degree in finance (MIFFT99) from London Business School (1999).

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

Board of Executive Officers

     Our by-laws provide for a Board of Executive Officers with seven positions, each elected by the Board of Directors for a term of three years. Our Board of Executive Officers currently has seven members. In the absence or temporary inability to perform his duties, the Chief Executive Officer will be replaced by the Executive Vice President of Finance, Planning and Control. In the case of a vacancy in any position on the Board of Executive Officers, the respective replacement shall be appointed by the Board of Directors; in case of any inability, the Chief Executive Officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the Board of Executive Officers, but the members of the Board of Executive Officers cannot be elected to the Board of Directors. The Board of Directors may remove executive officers from office at any time.

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed

Roberto Oliveira de Lima	Chief Executive Officer	October 02, 2009
Cristiane Barretto Sales.	Executive Vice President of Finance, Planning and Control and Investor Relations Officer	August 18, 2009
Paulo Cesar Pereira Teixeira	Executive Vice President of Operations	October 02, 2009
Hugo Mattos Janeba	Executive Vice President of Marketing and Innovation	October 02, 2009
Javier Rodríguez García	Vice President of Networks	October 02, 2009
Ercio Alberto Zilli	Vice President of Regulatory Matters	October 02, 2009
João José Gallego Moura	Vice President of Resources	January 04, 2010

     Set forth below are brief biographical descriptions of our executive officers.

     Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer since July 1, 2005 of Vivo, Vivo S.A., Telemig Celular S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been a director of TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005. He was the Chief Executive Officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getulio Vargas, Brasil, and a master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

     Cristiane Barretto Sales, born on October 15, 1968, is Executive Vice President of Finance, Planning and Control of Vivo Participações S.A., and Vivo S.A.; Chief Financial Officer of Telemig Celular S.A. and also Investor Relations Officer of Vivo Participações S.A. She was Management and Finance Director of Tele Leste Celular Participações S.A., Telebahia S. A. and Telergipe S. A. from 2000 until 2003. Since the beginning of Vivo’s Joint Venture, in 2003, she managed the Planning and Control, Accounting and Revenue Assurance Departments. Before this, she was Auditing and Consulting Manager with Arthur Andersen S/C for 10 years until 2000. Cristiane has a B.S. degree in Business Manager from Salvador College (FACS), and an Executive MBA degree from Navarra University, in Barcelona. Mrs. Sales is a Brazilian citizen.

     Paulo Cesar Pereira Teixeira, born on June 18, 1957, is the Executive Vice President of operations of Vivo since 2003, Vivo S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Teixeira is also a director of TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A. He was the Executive Vice-President of Operations of TSD, TLE and Celular CRT until February 2006. Since 1998 Mr. Teixeira has acted as Vice-President of Telerj, Telest, Telebahia, Telergipe, Celular CRT and he was member of the Board of Directors of TSD, TLE and Celular CRT from 2001 until 2003. In 1998 he was a Director of Telepar, Telesc and CTMR Celular S.A., companies of Telecomunicações Brasileiras S.A. Telebrás, and Vice President of Tele Celular Sul S.A. Mr. Teixeira was Director of telecommunications engineering of Mato Grosso do Sul S.A. Telems, a company of Telecomunicações Brasileiras S.A. Telebrás, from 1995 through 1998. During 1995, he was a Department Manager of investment management. In 1994 he was an Assistant to the Director of Engineering. From 1990 until 1994, Mr. Teixeira served as Divisional Manager of coordination and expansion of Telebrás Holdings. Mr. Teixeira was engineer in the areas of service development and investment control of Telebrás Holding from 1988 through 1990. From 1980 until 1987, Mr. Teixeira performed several different managerial duties at Companhia Riograndense de Telecomunicações S.A.—CRT and was also a member of the board of directors from 1985 to 1986. In 1987 and 1988, he held several different positions at Telebrás affiliates. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

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

     Ercio Alberto Zilli, born in August 30, 1953, serves as the Vice President of Regulation of Vivo. He was Executive Chairman of Acel from August 2006, Director of Regulation of Telemar Oi from August 1998 to June 2006 and was a Special Advisor of the Minister of Communications from March 1995 to July 1998. He had different functions in Telebrás (first engineer, then manager of division, advisor to the Board of Directors, head of department and assistant to the Vice-President of engineering, supplier relations and business planning and control) from May 1977 to February 1995. He was an Engineer for NEC in Brazil from February 1975 until May 1977 and a Technical Assistant in Dentel - National Department of Telecommunications from January 1974 to January 1975. Mr. Zilli holds a degree in Electronic Engineering from the University of Brasilia, Brazil (1974) and has completed courses for extension and improvement in technical areas in UnB, Unicamp, FGV, and in Management in Canada (at the Telecommunications Executive Management Institute of Canada).

     João José Gallego Moura born on December 5, 1950, serves as Vice President of Resources of Vivo Participações S.A., of Vivo S.A, and of Telemig Celular S.A. He was General Director of Resources from 2007 to 2009, Purchase Director from 2003 to 2007, Director of Interconnection and Roaming, Director of Area Cellular Appliances and Purchase Director, Equity and Logistics, positions occupied sequentially in Telesp Celular from 2000 to 2002. He was Director of the Candidature Project for Portugal Telecom Internacional and the license of Telefonia GSM in Tunisia in 2000. He was Superintendent Director of MOBITEL Telecomunicações S.A. from 1996 to 2000. He was President of the Association of the paging service sector. He was President of paging operator CONTACTEL of Grupo Portugal Telecom in Portugal, from 1992 to 1996. He was a Member of the Board of Directors to MENSTEL, a company involved with paging and the network of mobile communications of Telefónica in Spain, from 1994 to 1996. He was CEO of Partex – main branch of Macau (China), from 1989 to 1992, an organizational consulting company involved with project management of large undertakings (Nova Ponte e Aeroporto de Macau); Director of Industrial Engineering Operations, from 1981 to 1989, of Partex – Companiha Portuguese de Serviços, in Portugal; Member of the Board of Ruling and Inspections of the Petrogal/Partex Partnership in 1988 and 1989 (in accumulation); Executive Board Member of UNIMEC – United Maintenance and Erection Contractors, ACE (director appointed pursuant to the bylaws), between 1982 and 1986 (in accumulation); Advisor to the Calouste Gulbenkian Fund, petroleum sector, in 1979 to 1980 (in accumulation); Member of the Directors of Welding and Quality (Portugal) from 1977 to 1980 and Chief of Inspection from 1974 to 1976. Mr. Moura is a licensed engineer by IST (Instituto Superior Técnico) of Lisbon, with a Masters degree from Paris (ESSA – Diplóme d` État) and a degree in Business Administration from OCU – Oklahoma City University (Hong Kong).

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

     The Fiscal Board holds regular meetings every three months and special meetings when called by the Chairman of the Board of Directors or by any two members of the Fiscal Board.

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

___________________
(1)	Appointed by our preferred shareholders.
(2)	Appointed by our controlling shareholder.

B. Compensation

     For the year ended December 31, 2009, we paid our directors and executive officers, and the directors and executive officers of our subsidiary, as compensation an aggregate amount of R$19.0 million. Furthermore, the members of our Board of Executive Officers are eligible to participate in the same complimentary retirement pension plan available to our employees.

C. Board Practices

     For more detailed information, see “—Directors and Senior Management—Board of Executive Officers,” and “—Directors and Senior Management—Fiscal Board”, above, and “Item 16G.—Corporate Governance—Committees”.

     There are no service contracts between us or our subsidiary and any of our directors providing for benefits upon termination of employment.

D. Employees

     On December 31, 2009, we had 10,598 full-time employees. From April 2008, the number of employees includes the employees of Telemig Celular (2,788 employees).

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,

	2009	2008	2007

Total number of employees (including trainees)	10.598	8,386	5,600
Number by category of activity:
Technical and operations area	2.333	2,350	1,755
Sales and marketing	5.214	2,773	2,061
Finance and administrative support	1.748	1,689	1,316
Customer service	1.303	1,574	468

     Employees are represented by unions of workers in telecommunications companies of their states. We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include an average wage increase of approximately 4% and an increase of around 4% in benefits.

     Our management considers the relations between our workforce and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force will expire on October 31, 2010. The new agreements being negotiated will be similar to those that will expire.

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

     The management of the previous PBS-A and PAMA plans remains under the direction of SISTEL. The PBS-A plan is a defined benefit plan dedicated to retired participants until January 31, 2000, and the PAMA plan is a multi-sponsor health care plan dedicated to the retired participants from PBS plans.

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

     As of December 31, 2009, 41.9% of our employees were members of these plans. We continue to have a contingent liability for the unfunded obligations of the plans with respect to all inactive employees of the former Telebrás system and all post-retirement healthcare benefits for former Telebrás employees and current employees that have not changed to the new plan.

E. Share Ownership

     As of December 31, 2009, each of the members of the Board of Directors and the Board of Executive Officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2009:

Name	Number of common shares owned	Percentage of outstanding common shares	Number of preferred shares owned	Percentage of outstanding preferred shares

Brasilcel	52,731,031	38.4	91,087,513	34.6
Portelcom Partic. S.A. (1)	52,116,302	38.0	24,669,191	9.4
TBS Celular Partic Ltda (1)	17,204,638	12.5	291,449	0.1
All directors and executive officers as a group	8	(2)	520	(2)

____________________
(1)	Subsidiary of Brasilcel.
(2)	Less than 1% of aggregate.

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

• Roaming: Some international roaming services are provided by Telecomunicaçóes Móveis Nacionais. TMN and Several Companies related to the Telefonica Group in the Company’s network.

• Technical assistance: Refers to the provision of corporate management advisory and business consultancy services by Portugal Telecom, SGPS, S.A., and technical assistance provided by Telefônica S.A., and Telefônica International S.A., based on a formula proposed in the contracts that includes the variation of the LAIR (Profit Before Income tax) and the variation of the preferred and ordinary shares and that determines a coefficient to be applied upon the performance of services. In the case of the operation of the branch office in the Rio Grande Do Sul, the contract foresees only one 1% fixture on the performance of services. The above referred contracts were terminated on August 4, 2008.

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

Civil

     Consumer’s rights

     We are a party to several law suits brought against us by individual consumers or civil associations representing consumers’ rights that allege our failing to properly provide our products and services. None of these lawsuits are individually material. Based on the opinion of our counsel, we believe that probable losses with respect to these claims total approximately R$145.8 million, an amount for which we have made provisions, and that possible losses with respect to these claims total approximately R$492.8 million.

     We are a party to several civil claims and we have made provisions for these claims sufficient to meet probable losses. We believe that probable losses with respect to these civil claims total approximately R$100.8 million, a decrease of R$27.7 million in 2009.ANATEL

     We are also part of several administrative and legal actions brought by ANATEL that allege non-compliance with regulatory requirements related to SMP service, in the total amount of approximately R$17.5 million, including Vivo S.A and Telemig Celular. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims is probable.

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

     Tax Credits

     Vivo and other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed on December 16, 1999 against new holding companies, including Vivo and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe, based on the opinion of outside counsel, that an unfavorable outcome with respect to this claim is possible. In which case, we would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

     Ownership of Caller ID

     Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency—INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A., TC and Telerj Celular (formerly Vivo subsidiaries prior to our corporate restructuring) filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an Ação de Oposição, whereby they reinvoked their rights to a previous patent related to Caller ID, and to which the above mentioned patent (number 9202624-9) was linked. We believe, based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

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

     Difference in Shares

     More than 100,000 lawsuits were brought by fixed-subscribers against the holding companies created as a result of the breakup of the Telebrás system. Celular CRT is named in more than 4,000 of these lawsuits, rendered by the predecessor company, Companhia Rio-Grandense de Telecomunicações, currently Brasil Telecom S.A, in the state of Rio Grande do Sul.

     Prior to the privatization process, telecommunications network expansion was partially financed by plans regulated by the Ministry of Communication which entitled fixed telephone line subscribers to receive a certain number of capital stock shares of the respective fixed telephone service provider based on amounts that these subscribers have paid for their fixed phone line subscriptions.

     The plaintiffs claim to have rights regarding contracts entered into by the predecessor telecommunication company for fixed phone line subscriptions. They claim that the amount they paid for their fixed telephone subscriptions would be convertible into a certain amount of the Company’s shares after a 12-month subscription period.

     The plaintiffs allege that the procedure by which the shares were subscribed in their names was unlawful, abusive and, during a period of high inflation, did not take into consideration the monetary correction of the amount they had paid to subscribe their fixed telephone lines. Therefore, in each and every lawsuit, the plaintiffs claim that they have the right to subscribe to additional new Vivo shares as payment.

     The State Court of Appeal of Rio Grande do Sul has taken a position favorable to the plaintiffs regarding the Companhia Rio-Grandense de Telecomunicações (Brasil Telecom S.A), thus explaining the abundance of lawsuits against this company. Recently, it was reported that Companhia Rio-Grandense de Telecomunicações was ordered by the court to pay more than R$2.5 billion in connection with these lawsuits.

     As regards Celular CRT, a previous subsidiary of ours, only in approximately 45 lawsuits was Celular CRT ordered to pay the subscribers. We have proved, among other arguments, that the lawsuit against us is improper on the grounds that liability for any claims arising out of acts committed prior to the effective date of the breakup of Telebras should remain with the predecessor company (e.g. Companhia Rio-Grandense de Telecomunicações – currently Brasil Telecom S.A.). Decisions favoring this argument have been issued, including by the Supreme Court. A similar argument was adopted in the lawsuits brought against the holding companies created as a result of the breakup of the Telebrás system, as a result of which the plaintiffs dropped their actions against Vivo and TCO.

     Since 2007, Celular CRT won all the new lawsuits that were commenced against it. Presently, more than 2,800 of the lawsuits have already been finalized and there are about 1,400 lawsuits waiting for final judgment. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to these claims is remote.

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

     Tax-Related

     State Taxes - ICMS

     In the states of Acre, Pará, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima, Rondônia, Tocantins, Amazonas and Distrito Federal, Vivo S.A. received tax assessments totaling R$ 160,233 million in December 31, 2009 (as compared to R$109.2 million as of December 31, 2008) in connection with: i) the ICMS tax applied to occasional or complementary services that do not constitute telecommunications services; ii) the ICMS tax applied to international calls made from Brazil; iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; iv) the ICMS tax applied to non-remunerated provisions of telecommunications services consisting of the donation of credits to be used in the prepaid service plan; v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; vi) alleged failure to comply with supplementary obligations; vii) other taxes relating to the sale of goods, viii) delinquent fines for spontaneous infraction notices; ix) ICMS tax on the non-payment of taxes referring to tax substitution by later operations; x) ICMS tax on electric energy credits; xi) ICMS tax resulting from cancelling telecomunicationation services; xii) amounts resulting from the difference in the tax determined in DETRAF; and xiii) bundled sales with conditional discounts.

     In the state of Paraná, Vivo S.A. received tax assessments totaling R$6,852 million as of December 31, 2009, compared to R$7.3 million as of December 31, 2008, in connection with late payment of the ICMS tax.

     In the state of Bahia, Vivo S.A. received tax assessments totaling R$51.6 million in December 31, 2009, compared to R$43.0 million as of December 31, 2008, in connection with: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; ii) failure to reverse ICMS credits relative to handsets provided for rental and “free leases”; iii) late payment of the ICMS tax in the period from February to March 1998; iv) application of the ICMS tax on complementary communications services; v) failure to reverse ICMS credit in relation to long distance and call centers; and vi) the ICMS tax applied to sign-up fees.

     In the state of Sergipe, Vivo S.A. received tax assessments totaling R$33.2 million in December 31, 2009, compared to R$35.4 million as of December 31, 2008, in connection with: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free leases”; iii) application of the ICMS tax on provision of handsets on consignment; and iv) the ICMS tax applied to complementary communications services.

     In the state of Espírito Santo, Vivo S.A. received tax assessments totaling R$3.7 million in December 31, 2009, compared to R$7.0 million as of December 31, 2008, in connection with: i) incorrect ICMS credits and ii) failure to write up trade notes.

     In the state of Rio de Janeiro, Vivo S.A. received tax assessments totaling R$183.2 million in December 2009, compared to R$150.3 million as of December 31, 2008, in connection with: i) application of the ICMS tax to complementary communications services; ii) application of the ICMS tax on sign-up fees; iii) application of the ICMS tax to calls originating from administrative and test terminals; iv) application of the ICMS tax to services provided to other telecommunications operators for clients not eligible for an exemption; v) application of the ICMS tax on international calls; vi) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets; vii) application of the ICMS tax on the provision of unpaid telecommunications services; viii) application of the ICMS tax to electric power; and ix) disallowance of ICMS tax incentives referring to cultural projects and fines.

     In the state of Rio Grande do Sul, Vivo S.A. received tax assessments totaling R$22.6 million in December 2009, compared to R$28.0 million as of December 31, 2008, in connection with: (i) application of the ICMS tax to international calls; (ii) late payment of the ICMS tax; and (iii) application of the ICMS tax on electric power.

     In the state of São Paulo, Vivo S.A. received tax assessments totaling R$150.0 million in December 31, 2009, compared to R$118.7 million as of December 31, 2008, in connection with: (i) incorrect ICMS tax credits; (ii) an incorrect credit received in relation to values posted as extemporary credits; (iii) ICMS credits for values reversed due to customer complaints; and (iv) ICMS on discounts deemed as unconditioned.

     In the state of Santa Catarina, Vivo S.A. received tax assessments totaling R$685 thousand in December 31, 2009, compared to R$3.9 million as of December 31, 2008, in connection with (i) appropriation of income tax credit in excess of the limit permitted in the tax laws, relating to entries of goods the exit of which is entitled to the benefit of reduction of the tax calculation base; and (ii) fine for noncompliance with a legal obligation.

     Telemig Celular has a judicial discussion in course with regard to the ICMS levied on contractual fine, which proceedings are awaiting decision by the court of appeals. At December 31, 2009 the amount is R$12.4 million.

     Proceedings related to the above-mentioned tax assessments are currently occurring in both the administrative and judicial sphere. According to the opinion of counsel, an unfavorable outcome with respect to our claims is possible.

     Based on the opinion of our external legal counsel, in the states of Rio de Janeiro, São Paulo, Amazonas and Rondonia, Vivo S.A. recorded a provision of R$24.8 million in December 31, 2009 (R$23.6 million as of December 31, 2008), to cover potential losses from tax-related actions currently in administrative and judicial court.

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

     We believe based on the opinion of our legal counsel, and in consideration of decisions of the Supreme Court of Brazil, that the likelihood of an unfavorable outcome with respect to the calculation methodology is remote. As of December 31, 2009, Vivo recorded provisions for the amounts of the revenues in excess of the total sales under discussion in court, in the amount of R$2.5 million (compared to R$10.4 million as of December 31, 2008). Based on IBRACON’s Technical Communication no. 05/2009, on July 31, 2009, after a judicial evaluation supported by Vivo’s legal advisors, the amount of R$7.5 million was reversed from the original amount of R$10.4 million. The remaining court deposit is of R$2.5 million, as of both December 31, 2009 and 2008.

     In the state of São Paulo, an action was brought against Vivo S.A. claiming that, in January and February of 2000, Vivo had offset COFINS against unwarranted credits received from a deduction that was in excess of the permitted one-third of the amount due under COFINS in 1999 from the amount due under CSLL. As a consequence of the ordinary program for payment of tax debts in installments (Law no. 11.941, dated May 27, 2009), the Company requested to discontinue the proceedings and to have the amounts due converted into income, with consequent release of the surplus amount. As of December 31, 2008, the amounts of provisions and judicial deposits were R$24.7 million.

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

     In the state of São Paulo, Vivo S.A. received tax assessments amounting to R$514 thousand as of December 31, 2009, compared to R$8.6 million in 2008, as a result of the increase in PIS and COFINS calculation bases. The lawsuits are in administrative court awaiting the decision of the Court of Special Appeal.

     In the state of Bahia, Vivo S.A. received a COFINS assessment of R$9.9 million as of December 31, 2009, compared to R$9.7 million as of December 31, 2008, in connection with losses incurred on derivative operations performed to determine the calculation base for the contribution. The assessment is awaiting judgment in the second administrative instance.

     In the state of Rio de Janeiro, Vivo S.A. received tax assessments amounting to R$159.7 million as of December 31, 2009, compared to R$148.5 million as of December 31, 2008, in connection with: i) the use of part of the negative CSLL (federal social contribution on income) calculation base determined by the Company in 1997, which originated from a partial spin-off; ii) alleged underpayment of IRPJ (income tax) and CSLL due to the fact that the inspectors did not approve the deductibility of certain expenses; iii) alleged underpayment of IRRF (withholding tax) on overseas remittances; and iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in the Company’s declared tax loss. There are proceedings based on these assessments currently ongoing in the administrative court.

     Vivo Participações is involved in an administrative discussion related to the purported underpayment of IRRF on remittances abroad. The total amount thereof at December 31, 2009 is R$22.5 million.

     In May 2007, the Company faced tax foreclosures totaling R$32.5 million as of December 31, 2009, compared to R$29.9 million as of December 31, 2008 in connection with the tax authorities’ refusal to compensate the negative balance of IRPJ (income tax) for fiscal year 2000. The DRF - Delegacia da Receita Federal (Regional Brazilian Internal Revenue Service) - did not approve some expenditures included in the Company’s income tax return and cancelled the balance of IRPJ credits used to offset the tax, thus leading to the accumulation of debt. The decision of the first judicial instance is pending. About the same matter, Vivo Participações filed an action for annulment seeking the reversal of the tax delinquency notice, which is in course before the Federal Courts in São Paulo.

     Vivo S.A. assumed the tax assessments received by its former subsidiary “TLE” amounting to R$6.8 as of December 31, 2009 (R$6.4 million as of December 31, 2008), charged on underpayment in connection with the excess of investments in tax incentives paid to FINOR, FINAN or FUNRES (tax incentives in Brazil) as calculated during the review of the Company’s income tax return. The decision of second judicial instance is pending.

     Telemig Celular is involved in an administrative discussion due to purported underpayment of IRPJ, including application of fine and denial of the request for refund and deduction of credits ascertained by the subsidiary in consequence of the overpayments of estimated IRPJ. In all the cases, the discussion is in progress in the administrative sphere and a final decision by Taxpayers Council is awaited. At December, 31, 2009, the amount is R$30.8 million.

     Tax delinquency notices were issued against Vivo for IRPJ, CSLL, COFINS and IRRF, the main matters under controversy being: (i) undue deduction of tax losses of non-operating nature from operating profit calculated in a subsequent period; (ii) purported underpayment of taxes; (iii) non-confirmation of withholding income tax on financial statements in DIRF; (iv) separate fine on the amount bookkept/declared and the amount paid. At December 31, 2009, the total amount came to R$67.3 million (R$42.1 million on December 31, 2008).

     Vivo is involved in administrative and judicial discussions about the underpayment of IRPJ, CSLL, PIS and COFINS, having in consideration the unlawful proportional credit of the taxes and disregard about the occurrence of voluntary disclosure. Vivo is involved in discussions solely related to the occurrence of the voluntary disclosure of these taxes. In December 2009 the amount in question totals R$17.6 million (R$189 million on December 31, 2008).

     Vivo is involved in an administrative discussion related to tax delinquency notices the main matters thereof being: (i) non-deductibility of the expense of interest on shareholders’ equity (“Juros Sobre Capital Próprio”), having in consideration the noncompliance with information shown in the DIRF for the amounts of income tax (IR) withheld at source for the beneficiaries of the financial income; (ii) purported underpayment of IRPJ and CSLL estimates; and (iii) adjustments to the tax calculation bases of IRPJ and CSLL. The discussions related to the above mentioned proceedings are in progress in the administrative sphere. At December 31, 2009, the amount in question was R$97.4 million (R$90.8 million on December 31, 2008).

     Vivo is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP—Statement of Tax Deduction and PER/DCOMP—Statement of Tax Deduction electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2009 the amount in question was R$432.4 million (R$197.9 million on December 31, 2008).

     Vivo Participações is involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the SIEF system by reason of statements provided by the particular (DCOMP—Statement of Tax Deduction and PER/DCOMP—Statement of Tax Deduction electronically sent), not confirmed by the Federal Revenue Service of Brazil. The discussions are awaiting the end of the administrative discussion and final judgment in the judicial sphere. At December 31, 2009 the amount in question was R$172.1 million.

     In the state of Rio Grande do Sul, Vivo S.A. was subject to a tax assessment for alleged IRPJ and CSLL debts of R$311.1 million as of December 31, 2009, and for the allegedly unwarranted amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in fiscal years 1997 and 1998. This assessment is pending judgment in the administrative court.

     Telemig Participações filed writs of mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on shareholders’ equity of its subsidiary (Telemig Celular). Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution No. 489/2005, a provision was booked and deposits have been made in court, totaling R$21.4 million on December 31, 2009.

     We and our subsidiary filed lawsuits challenging the application of CIDE—Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. In 2009, Vivo S.A. recorded a provision in the amount of R$80.9 million, after it made escrow deposits amounting to R$62.6 million.

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

     At December 31, 2009, the amount involved for Vivo is R$331.7 million and for Telemig Celular is R$62.6 million.

     FUNTTEL

     Vivo S.A. and Telemig Celular filed a writ of mandamus directly to the Managing Chairman of the board of FUNTTEL and the Temporary Secretary of the Ministry of Communications in order to enforce its right to calculate and pay contributions to FUNTTEL, as per the provisions of Law No. 10,052 of November 28, 2000, without including in the calculation amounts received as transfers entitled to interconnection and use of the network integration resources, as expressed in article 6, paragraph 4 of Decree n. 3,737 of January 30, 2001. The Company obtained a favorable judicial decision related to this issue. As of December 31, 2009, the amount of the contributions involved is R$151.6 million for Vivo and R$20.1 million for Telemig.

     FISTEL

     TFI

     Vivo holds authorizations, which were granted by the Public Authorities by means of the Instrument of Authorization, for the exploitation of the Personal Mobile Service, for an indeterminate term; and other authorizations for using the radio frequencies on a primary character, for the remainder of the term of the first license, renewable for further fifteen years.

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

     At December 31, 2009, the amount in question is R$976.3 million (R$827.0 million on December 31, 2008).

     Telemig Celular, also because it considers that the collection of TFI on the mobile stations is undue, upon receiving the official letter granting the extension of the term, together with the collection form for payment of the referred fee, it filed a motion to deny, which is awaiting judgment. In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings. At December 31, 2009, the total amount in question was R$118.4 million.

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

     Telemig Celular’s legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at December 31, 2009 was in the amount of R$423.4 million, with corresponding deposits in court in the same amount.

     EBC – Contribution to Public Broadcasting Investment

     On May 26, 2009, SINDITELEBRASIL, the Trade Union for Telephony and Mobile and Personal Service Companies, filed an injunction challenging the new contribution to the EBC (Empresa Brasil de Comunicação) created by Law 11652/08. No preliminary order was issued, and Vivo and Telemig, both of which are operating companies affiliated to this Trade Union, obtained legal authorization to deposit the amount in question, which as of December 31, 2009 totaled R$63.4 million. At present, the proceeding is pending decision from the Lower Level Court.

     INSS

     On July 2, 2002, Telemig Celular was given an infraction notice from the National Social Security Institute (“INSS”) relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding tax provided for in Law 9711/98. The total amount as of December 31, 2009 was R$35.3 (as compared to R$33.7 at December 31, 2008). As of December 31, 2009, Telemig had booked a provision in the amount of R$3.5 in order to cover possible losses arising out of the above-mentioned infraction notice, substantiated by the opinion of its legal advisors.

     Local Taxes - Litigation Related to ISS on use of network

     The municipalities of Salvador (in the state of Bahia) and Porto Alegre (in the state of Rio Grande do Sul) filed administrative proceedings against Telebahia Celular and Celular CRT in order to collect amounts allegedly due as a services tax (ISS). The municipalities claim that the payments received in consideration of the use of our network could be considered compensation under a lease of a movable asset, and that therefore these payments should be subject to the application of ISS. Based on the opinion of our legal counsel, we believe that Telebahia Celular and Celular CRT will be successful in its defense in these proceedings and accordingly we have not made any provisions. As of December 31, 2009, the amount involved is R$57.3 million.

     In addition, other municipalities throughout the country (in the states of Amazonas, Mato Grosso, Mato Grosso do Sul, Paraná, Rio de Janeiro, Rio Grande do Sul, Roraima, Espírito Santo and São Paulo) require the payment by VIVO of the ISS services tax for the main purposes of providing telephone complementary services, advertising, licenses and subscriptions. There is no ISS withholding over consulting services. As of December 31, 2009, the amount involved is R$37.9 million.

     Other taxes, rates and contributions

     On December 31, 2009, an amount of R$2.9 million was recorded, related to the following assessments issued by tax authorities. Based on the opinion of the legal consultants there are possible chances of success in these proceedings.

     As of December 31, 2009, a provision of R$14.7 million was recorded for various tax lawsuits related to the discussions of ISS, IRPJ, INSS, ICMS and PIS/COFINS.

     Other Litigation

     We are a party to several labor claims for which we have recorded provisions of R$40.2 million considered sufficient to meet probable losses in these cases. During the year ended December 31, 2009, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as possible, the amount involved is R$205.5 million.

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

     Dividend Policy and Dividends

     We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil. The holders of preferred shares have been entitled to exercise voting rights since the 2004 General Shareholders Meeting as a result of our failure to pay the minimum dividends required by law. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved the payment of dividends in the amount of R$402.6 million, which was sufficient to meet the minimum dividend required by law. Pursuant to this Board authority and the authority granted at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated.

     In compliance with our by-laws, at a special board meeting held on February 9, 2010, our Board of Directors approved the payment of dividends in an aggregate amount of approximately R$818.9 million. These dividends were declared on the basis of the 2009 closing balance sheet to the holders of common and preferred shares. The dividends payable to holders of preferred shares and common shares are comprised of approximately (a) R$104.1 million in interest on shareholders equity, as approved at the Board of Directors meeting held on December 14, 2009 and as calculated in conformity with article 9 of Law 9249/95, which, net of income tax, is approximately R$88.5 million, and (b) dividends in the amount of approximately R$730.3 million. The above mentioned dividends will be paid in two equal parts, on April 19, 2010 and October 25, 2010. These dividends are sufficient to meet the minimum dividend required by law and voting rights on the preferred shares will not be regained for 2010. Even if Vivo’s holders of preferred shares were to reacquire the voting rights at some time in the future, we would not expect these voting rights to affect voting control over Vivo because our controlling shareholders currently own more than 50% of our total capital.

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

     Under Brazilian Corporate Law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

• its board of directors and board of auditors report to the shareholders meeting that the distribution would be incompatible with the financial conditions of that company; and

• the shareholders ratify this conclusion at the shareholders meeting. In this case:

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

     The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP, which differs from financial statements prepared in accordance with U.S. GAAP.

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

B. Significant Changes

     There were no significant changes in 2009 other than as already discussed in other sections of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Brazilian private equity and debt are traded on BM&FBOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs that each represent 1 preferred share as of December 31, 2009 and that are issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among Vivo, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” After the corporate restructuring, the symbol became “VIV.”

     The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

     Stock prices per share are impacted by the reverse stock split at the ratio of 4:1, concluded on October 13, 2008.

	New York Stock Exchange US$ per ADS		São Paulo Stock Exchange R$ per 1 preferred shares

	High	Low	High	Low

Year ended

December 31, 2005	30.08	12.48	77.52	28.00
December 31, 2006	16.36	9.12	46.96	19.77
December 31, 2007	23.92	13.64	42.60	28.40
December 31, 2008	29.48	8.25	48.96	18.43
December 31, 2009	33.16	13.05	56.34	29.45

	New York Stock Exchange US$ per ADS		São Paulo Stock Exchange R$ per 1 preferred shares

	High	Low	High	Low

Year ended December 31, 2008

First quarter	27.12	17.80	45.12	31.15
Second quarter	29.48	22.76	48.96	37.18
Third quarter	25.44	15.32	40.93	30.59
Fourth quarter	16.80	8.25	32.66	18.43

Year ended December 31, 2009

First quarter	16.87	13.05	38.70	29.45
Second quarter	21.30	13.50	41.03	30.50
Third quarter	25.25	17.85	44.70	35.85
Fourth quarter	33.16	24.25	56.34	42.88

Quarter ended

March 2010 (through March 30, 2010)	32.69	25.91	55.10	47.20

Month ended

October 31, 2009	28.94	24.25	49.87	42.88
November 30, 2009	30.50	24.40	52.53	45.10
December 31, 2009	33.16	29.31	56.34	51.31
January 31, 2010	32.69	27.99	55.10	50.00
February 28, 2010	29.78	26.84	54.50	48.90
March 2010 (through March 30, 2010)	28.87	25.91	50.90	47.20

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange (BM&FBOVESPA)

     In 2000, the Bolsa de Valores de São Paulo was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges and assumed all shares traded in Brazil. In 2007, the Bolsa de Valores de São Paulo was subject to a corporate reorganization, by which, among other things, the quotas issued by it were transferred to BOVESPA Holding S.A. and Bolsa de Valores de São Paulo S.A. – BVSP. The operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros – BM&F S.A. were subsequently integrated, resulting in the creation of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA. In late 2008, Bolsa de Valores de São Paulo – BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil.

     When shareholders trade in common and preferred shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse Central Depository BM&FBOVESPA (Central Depositária BM&FBOVESPA).

     The BM&FBOVESPA is an entity owned by its member brokerage firms. Trading on the BM&FBOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BM&FBOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociacão Assistida por Computador) on the BM&FBOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BM&FBOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

     In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BM&FBOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     There are no specialists or market makers for our shares on BM&FBOVESPA. Trading in securities listed on the BM&FBOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BM&FBOVESPA is Central Depository BM&FBOVESPA.

     The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2009, the aggregate market capitalization of the 385 companies listed on the BM&FBOVESPA was equivalent to approximately R$2,335 billion (US$1,341 billion). By comparison, as of December 31, 2009, the aggregate market capitalization of more than 3,700 companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$11.8 trillion. Although all of the outstanding shares of an exchange-listed company may trade on the BM&FBOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BM&FBOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2009, the combined daily trading volumes on BM&FBOVESPA averaged approximately US$2,735 million. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to Our Securities—The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.”

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

     Under the Brazilian Corporate Law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BM&FBOVESPA or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on BM&FBOVESPA a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

     Trading of securities on BM&FBOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of BM&FBOVESPA or the CVM, among other reasons, due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BM&FBOVESPA.

     The Brazilian Securities Law, Brazilian Corporate Law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of non-controlling shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

     The Law No. 11,941 dated May 27, 2009 (former CVM Deliberation No. 560), which deals with disclosures regarding related parties relationships in their accounting aspects, and it is applicable to financial statements for the year ended December 31, 2008. The disclosure requirements under this CVM Deliberation are disclosed in our financial statements.

     On December 3, 2008, Provisional Executive Act No. 449 (Medida Provisória n.º 449 dated December 3, 2008) was issued and, among other things, amended numerous provisions of the Brazilian corporate law, specifically in accounting aspects, such as bookkeeping, evaluation of assets criteria and the structure of financial results. Among the changes, it modified the definition of an affiliate. The Law No. 11,491/09 states that a company shall be considered affiliated when the investor has significant influence, or holds or exercises the power to participate in the decisions pertaining to financial or operating policies of the investee, without controlling it.

     On December 7, 2009, the CVM issued CVM Instruction nº480, a new instruction to replace the CVM Instruction No. 202/93. The main objectives are: i) consolidating the rules regarding registration for issuing securities so that the procedures of registration, suspension and cancellation are identical for all issuers; ii) establishing two categories of issuers of securities according to the kinds of securities admitted for trading; iii) improving the quality of information periodically provided by issuers of securities and the manner of presentation to facilitate understanding of such information by the investor; iv) ensuring a uniform standard of information is regularly provided by issuers of securities and those that are occasionally published in prospectuses for public offerings of securities distribution; and v) making it possible that certain issuers, provided they meet certain prerequisites, have their applications for registration of offers of distribution approved more quickly.

     On December 17, 2009, the CVM issued CVM Instruction No. 481, whose main objectives are i) disposing of certain information that must be disclosed to shareholders in certain events, for example in the announcement of a shareholders’ general meeting; and ii) regulating the request for a public proxy.

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

Registration

     Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, No. 463.439./09-9 on December 7, 2009 under company number (NIRE) 3530015879-2. Article 5 of our by-laws was amended as a result of the inclusion of a new item in the description of our purpose, approved at the general meeting of our shareholders on November 30, 2009. Our by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, Nº 463.439/09 -9, on December 7, 2009.

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

• explore services and activities necessary or useful for the performance of these services, in conformity with the concessions, authorizations and permits granted thereto, including:

a) improving project performance, implementation, marketing, operation, maintenance and exploitation of cellular mobile telephone services, other telecommunication services and related services;

b) rendering of telecommunication engineering services; and

c) importing, exporting and marketing of goods, equipment, handsets and accessories related to cellular mobile telephony and to other telecommunication and related services

• promote, through our subsidiary or controlled companies, the expansion and implementation of telecommunications services within our concessions, authorizations and permissions;

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

     At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the Bylaws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable the planned future merger of Telemig Celular into Vivo.

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

     We did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2005 and 2004 because we recorded a net loss for each of those years. On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million which was insufficient to meet the minimum dividend required by Brazilian Corporate Law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends because we had net losses. As a result, holders of Vivo’s preferred shares received the same voting rights as the holders of common shares until we were to pay minimum dividends again. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and, upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated.

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

     Right of Redemption

     Brazilian Corporate Law provides for the right of redemption to non-controlling shareholders under certain circumstances.

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

     Form and Transfer

     Since March 8, 2010, our shares are maintained in book-entry form with a transfer agent, Banco Bradesco S.A., and the transfer of our shares is made in accordance with the applicable provision of Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document which remains in the possession of the transfer agent. Our preferred shares underlying our ADSs are registered on the records of BM&FBOVESPA in the name of the Bank of New York, as depositary of the ADSs.

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

     BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

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

     On December 10, 2002, Telebahia Celular entered into an authorization agreement with ANATEL, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Bahia. The authorization replaces the concession agreement entered into with ANATEL on November 4, 1997, and authorizes Telebahia Celular to provide SMP services until June 29, 2008. It was renewed in 2008 for an additional term of fifteen years upon payment of 2% of Telebahia Celular's net revenues from usage charges in its Region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telebahia Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

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

E. Taxation

     The following is a discussion of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain U.S. holders. This discussion is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

     Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

     The following is a discussion of the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. Holder, as defined under “—U.S. Federal Income Tax Considerations,” not deemed to be domiciled in Brazil for Brazilian tax purposes. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

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

     Taxation of Gains

      Gains realized outside Brazil by a U.S. holder or other non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another non-Brazilian holder are subject to Brazilian tax. In this case, gains would be subject to a 15% withholding tax rate (unless there is an agreement secured between Brazil and the country of residence of the beneficiary), except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

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

Gains realized by a U.S. holder and other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to be taxed at a rate of 15%. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

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

     2. Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities who are resident or domiciled within such Brazilian state. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

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

     Brazilian law imposes a tax on foreign exchange transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 20, 2009, any inflow of funds related to investments carried out in the Brazilian financial and capital markets by a non-resident holder that has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January, 26, 2000 (a “2,689 Holder”) is subject to the IOF/Exchange Tax at a rate of 2.0% . However, foreign exchange transactions related to outflows of funds in connection with investments carried out in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero, which also applies to payments of dividends and interest on shareholders’ equity to 2,689 Holders with respect to investments in the Brazilian financial and capital markets. With the exception of these transactions, the rate applicable to most foreign exchange transactions is 0.38% . Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time by up to 25.0% on the foreign exchange transaction amount. However, any increase in rates will only apply to future transactions.

     Brazilian law imposes a tax on transactions involving bonds and securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5% . This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

U.S. Federal Income Tax Considerations

     The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold preferred shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

• certain financial institutions;

• insurance companies;

• dealers and traders in securities or foreign currencies;

• persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

• persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

• persons liable for the alternative minimum tax;

• tax-exempt organizations;

• persons holding preferred shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

• persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

     You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and if you are, for U.S. federal tax purposes:

• a citizen or individual resident of the United States;

• a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

     The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

     Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, any Brazilian income taxes withheld from dividends on preferred shares or ADSs will be creditable against your U.S. federal income tax liability. See “—Brazilian Tax Considerations—Taxation of Dividends” and “—Brazilian Tax Considerations—Distributions of Interest on Shareholders’ Equity” for a discussion of when such taxes may be withheld. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

     Other Brazilian Taxes

     Brazilian IOF/Exchange Tax imposed on a purchase of shares and IOF/Bonds Tax imposed on a deposit of shares in exchange for ADSs (as discussed under “—Brazilian Tax Considerations”) will not be creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to whether those taxes would be deductible for U.S. federal income tax purposes.

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

     Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2009 taxable year. If the Company were a PFIC for any taxable year during which you held preferred shares or ADSs, gain you recognize on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over your holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of preferred shares or ADSs in excess of 125% of the average of the annual distributions on preferred shares or ADSs that you receive during the preceding three years or your holding period, whichever is shorter. Furthermore, if the Company were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the preferred shares or ADSs. You should consult your tax adviser to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

F. Dividends and Paying Agents

     We may pay our shareholders both dividends and interest on shareholders’ equity which is a form of distribution that is tax deductible in Brazil. The holders of preferred shares have been entitled to exercise voting rights since the 2004 General Shareholders Meeting as a result of our failure to pay the minimum dividends required by law. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved the payment of dividends in the amount of R$402.6 million, which was sufficient to meet the minimum dividend required by law. Pursuant to this Board authority and the authority granted at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated..

     In compliance with our by-laws, at a special board meeting held on February 9, 2010, our Board of Directors approved the payment of dividends in an aggregate amount of approximately R$818.9 million. These dividends were declared on the basis of the 2009 closing balance sheet to the holders of common and preferred shares. The dividends payable to holders of preferred shares and common shares are comprised of approximately (a) R$104.1 million in interest on shareholders equity, as approved at the Board of Directors meeting held on December 14, 2009 and as calculated in conformity with article 9 of Law 9249/95, which, net of income tax, is approximately R$88.5 million, and (b) dividends in the amount of approximately R$730.3 million. The above mentioned dividends will be paid in two equal parts, on April 19, 2010 and October 25, 2010. These dividends are sufficient to meet the minimum dividend required by law and voting rights on the preferred shares will not be regained for 2010. Even if Vivo’s holders of preferred shares were to reacquire the voting rights at some time in the future, we would not expect these voting rights to affect voting control over Vivo because our controlling shareholders currently own more than 50% of our total capital.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     The depositary, The Bank of New York Mellon, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS (or portion thereof)
A fee equivalent to the lesser of (1) the fee for the issuance of ADS or shares received in exercise of rights distributed, but whose securities or rights are instead sold by the depositary and the net proceeds distributed; and (2) the amount of such proceeds.
• Any cash distribution.

• Distribution of proceeds of sales of securities or rights.

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

     Subject to certain terms and conditions, the Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

     As of December 31, 2009, we received from the depositary of our ADSs US$3,647 thousand which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

     On October 13, 2009, the Depositary Agreement of Telemig Participações was terminated as a result of the merger of shares approved at the Extraordinary General Meeting held on July 27, 2009. No fees were paid to the depositary in connection with the termination of the Telemig Participações depositary receipt facility.

See also “Item 10.E.—Additional Information—Taxation.”

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or su bmit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

     Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2009. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Vivo’s management concluded that as of December 31, 2009, our internal control over financial reporting was adequate and effective based on these criteria.

     Our independent registered public accounting firm, Ernst & Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2009. The report on the audit of our internal control over financial reporting is included herewith.

     (c) Attestation Report of the Registered Public Accounting Firm

     Ernst & Young Auditores Independentes S.S. (“EY”), the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2009. The attestation report appears on page F-3.

     (d) Changes in Internal Control over Financial Reporting

     We have made no change to our internal control over financial reporting for the year ended 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Our consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“Ernst & Young”) for the years ended December 31, 2009 and 2008. The chart below sets forth the total amount billed to us by Ernst & Young for services performed in the years 2009 and 2008, respectively, and breaks down these amounts by category of service:

	For year ended December 31,

	2009	2008

	(in thousands of reais)
Audit fees	7,659	6,535
Audit-related fees	1,767	729
Tax fees	235	-

Total	9,661	7,264

Audit Fees

     Audit fees are the aggregate fees billed by Ernst & Young for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

     Audit-related fees are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for audit compliance reports issued in connection with regulatory requirements from ANATEL and in connection with training regarding compliance with Sarbanes-Oxley.

Tax Fees

Tax fees are fees for professional services rendered for tax compliance services.

Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2009 and 2008, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     We have an audit committee, whose members follow the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended. See “Item 16G.—Corporate Governance—Committees—Audit Committee and Audit Committee Additional Requirements.”

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

     Audit Committee and Audit Committee Additional Requirements

     In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding the exemptions provided for pursuant to Rule 10A-3(c)(3), we have an Audit Committee, whose members fully comply with the independence requirements of Rule 10A-3. See “Item 6.C.—Directors, Senior Management and Employees—Board Practices” and “Item 16D.—Exemptions from the Listing Standards for Audit Committees.”

     The function of our audit committee is to oversee the:

• evaluation of accounting and financial data;

• recruitment, selection and evaluation of third party auditors;

• evaluation of internal auditing;

• evaluation of internal control procedures;

• preparation of Audit Committee Reports that are required to be included in the Company’s annual proxy statement, pursuant to SEC rules and regulations;

• observance of industry best practices with respect to laws and regulations; and

• assembly, whenever deemed necessary, for meetings of the committee.

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

     The Disclosure Committee reports directly to the CEO and the CFO and is supervised by the internal auditors. This Committee is composed by one coordinator (from Investor Relations, Mergers and Acquisitions and Financial Planning) and seven other members (representing the General Secretary and the Legal Officer, Budget and Control of Management Officer, Accounting Officer, Institutional Relations and Communication Officer, Financial, Communication and Publicity Officer, and Regulation and External Relations Officer) and has the duty of evaluating the need to outsource services (such as auditors, legal counsel and other independent consultants) in order to provide adequate support for the disclosure process.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18.— Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws (Estatuto Social) of Vivo Participações S.A.—English translation.
2.1	Deposit Agreement dated as of July 21, 1998, as amended and restated as of November 2, 1998, as further amended and restated as of July 28, 2008. (10)
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

4.14	Agreement dated as of August 4, 2006 among Vivo Participações S.A., Ericsson and Huawei— English summary. (1)
4.15	Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A. and Vivo Participações S.A. (8)
4.16	Credit facility dated as of October 30, 2008 among Vivo Participações S.A. and Banco do Nordeste do Brasil S.A. (10)
6.1	Statement regarding computation of per share earnings. (9)
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

____________________
(1)	Incorporated by reference to our Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 3, 2007.
(2)	Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002.
(3)	Incorporated by reference to Telesp Celular Participações S.A. annual report on Form 20-F/A for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(4)	Incorporated by reference to Tele Centro Oeste Celular Participações S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 30, 2003.
(5)	Incorporated by reference to Tele Leste Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(6)	Incorporated by reference to Tele Sudeste Celular Participações S.A. annual report on Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.
(7)	Incorporated by reference to our Form F-4 filed with the Commission on December 16, 2005.
(8)	Incorporated by reference to our Form 6-K filed with the Commission on August 13, 2007.

(9)	Incorporated by reference to Note 39(j) to our audited consolidated financial statements included elsewhere in this annual report.
(10)	Incorporated by reference to our Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 22, 2008.

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

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name: Roberto Oliveira de Lima
Title: Chief Executive Officer

By:	/s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales
Executive Vice President of Finance,
Planning and Control and Investor
Relations Officer

Date: March 31, 2010

1

Vivo Participações S.A.

Consolidated Financial Statements
for the Years Ended December 31, 2009, 2008 and 2007 and
Report of Independent Registered Public Accounting Firm

ERNST & YOUNG Auditores Independentes S.S.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Vivo Participações S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vivo Participações S.A. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2009, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 33, 34 and 35 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vivo Participações S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2010, except for internal control over financial reporting related to Notes 33, 34 and 35 to the consolidated financial statements, as to which the date is March 30, 2010, expressed an unqualified opinion thereon.

São Paulo, February 9, 2010,
except as to Notes 33, 34 and 35, as to which the date is March 30, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

/s/ Luiz Carlos Passetti
Partner

/s/ Drayton Teixeira de Melo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vivo Participações S.A.

We have audited Vivo Participações S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vivo Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Vivo Participações S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Vivo Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vivo Participações S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, cash flows and value added for each of the three years in the period ended December 31, 2009 and our report dated February 9, 2010, except for Notes 33, 34 and 35, as to which the date is March 30, 2010, expressed an unqualified opinion thereon.

São Paulo, February 9, 2010, except for internal control over financial reporting related to Notes 33, 34 and 35 to the consolidated financial statements, as to which the date is March 30, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

/s/ Luiz Carlos Passetti
Partner

/s/ Drayton Teixeira de Melo
Partner

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian reais)

		December 31,

	Note	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	4	1,258,574	2,182,913
Short-term portion of investments pledged as collateral	-	39,197	41,487
Trade accounts receivable, net	5	2,546,806	2,578,498
Inventories	6	423,634	778,704
Recoverable taxes	7	1,186,231	1,238,124
Deferred income taxes	28.c	796,460	1,120,523
Derivative contracts	10	14,700	347,448
Prepaid expenses	8	311,328	316,622
Other assets	9	246,028	322,934

Total current assets	-	6,822,958	8,927,253

Noncurrent assets:
Long-term assets:
Long-term portion of investments pledged as collateral	-	51,344	47,335
Recoverable taxes	7	968,398	905,896
Deferred income taxes	28.c	1,802,511	1,826,126
Derivative contracts	10	137,060	285,303
Prepaid expenses	8	74,383	80,206
Other assets	9	118,635	46,402
Goodwill	11	2,700,578	1,440,429
Property, plant and equipment, net	12	6,445,109	7,183,908
Intangible assets, net	13	2,866,289	2,998,553
Deferred assets, net	14	29,864	55,393

Total noncurrent assets	-	15,194,171	14,869,551

TOTAL ASSETS	-	22,017,129	23,796,804

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian reais)

		December 31,

	Note	2009	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payroll and related accruals	15	161,366	185,471
Trade accounts payable	16	3,053,587	3,726,324
Taxes payable	17	892,893	785,603
Loans and financing	18	688,397	2,006,972
Debentures and promissory note	18	266,256	1,112,876
Interest on shareholders’ equity and dividends	-	934,358	545,864
Reserve for contingencies	19	70,396	91,136
Derivative contracts	10	30,970	105,352
Other liabilities	20	834,824	820,233

Total current liabilities	-	6,933,047	9,379,831

Noncurrent liabilities:
Long-term liabilities:
Taxes payable	17	317,063	275,272
Loans and financing	18	2,306,632	3,826,385
Debentures and promissory note	18	1,863,209	1,056,923
Reserve for contingencies	19	98,409	102,947
Derivative contracts	10	131,418	97,971
Other liabilities	20	176,527	202,144

Total noncurrent liabilities	-	4,893,258	5,561,642

Non-controlling Interest		-	587,804

Shareholders’ equity:
Capital stock	21	8,780,150	6,710,526
Treasury shares	21	(11,070)	(11,070)
Capital reserves	21	518,678	708,574
Income reserves	21	903,066	859,497

Total shareholders’ equity	-	10,190,824	8,267,527

TOTAL LIABILITIES, NON-CONTROLLING
INTEREST AND SHAREHOLDERS’ EQUITY		22,017,129	23,796,804

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 , 2008 AND 2007
(In thousands of Brazilian reais, except earnings (loss) per share)

		Years Ended December 31,

	Note	2009	2008	2007

NET OPERATING REVENUE	22	16,363,186	15,469,664	12,492,494

COST OF SERVICES AND GOODS SOLD	23	(8,951,570)	(8,179,024)	(6,623,290)

GROSS PROFIT		7,411,616	7,290,640	5,869,204

Selling expenses	24	(4,357,422)	(4,107,055)	(3,532,783)
General and administrative expenses	25	(1,334,190)	(1,164,178)	(1,207,195)
Other operating income (expenses), net	26	240,812	(469,861)	(509,442)

		(5,450,800)	(5,741,094)	(5,249,420)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES		1,960,816	1,549,546	619,784
NET FINANCIAL EXPENSES	27	(487,229)	(637,699)	(462,789)

NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION
TAXES AND NON-CONTROLLING INTEREST	-	1,473,587	911,847	156,995
Income and social contribution taxes	28	(590,453)	(469,502)	(256,825)
Non-controlling		(25,648)	(52,662)	-
interest

NET INCOME (LOSS) FOR THE YEAR	-	857,486	389,683	(99,830)

SHARES OUTSTANDING AT DECEMBER 31 (IN THOUSANDS)		399,590	367,396	1,437,623

EARNINGS (LOSS) PER SHARE OUTSTANDING AT THE BALANCE
SHEET DATE (IN BRAZILIAN REAIS)	-	2,15	1.06	(0,07)

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais)

		Capital reserves			Income reserves

			Special	Tax					Retained earnings
	Capital	Good will	goodwill	incentive	Legal	Reserve for	Reserve for	Treasury	(accumulate
	stock	reserve	reserve	reserve	reserve	contingencies	expansion	shares	losses)	Total

BALANCES AT DECEMBER 31, 2006 – LAW
6,404/76	6,347,784	515,089	552,638	3,589	100,960	11,070	653,038	(11,070)	198,648	8,371,746

Effects of Law 11,638/07	-	-	-	-	-	-	-	-	(799)	(799)
Unclaimed dividends and interest on
shareholders’ equity	-	-	-	-	-	-	-	-	11,936	11,936
Loss for the year	-	-	-	-	-	-	-	-	(99,830)	(99,830)
Consolidation adjustments:
Grants received by subsidiary	-	-	-	-	-	-	-	-	13,286	13,286
Transfer to reserve for expansion	-	-	-	-	-	-	124,479	-	(124,479)	-

BALANCES AT DECEMBER 31, 2007 – LAW
11,638/07	6,347,784	515,089	552,638	3,589	100,960	11,070	777,517	(11,070)	(1,238)	8,296,339

Capital increase – Special Shareholders’							-	-	-	-
Meeting of May 26, 2008	362,742	-	(362,742)	-	-	-
Effects of Law 11,638/07	-	-	-	-	-	-	-	-	(5,760)	(5,760)
Unclaimed dividends and interest on							-	-	14,063	14,063
shareholders’ equity	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	389,683	389,683
Proposed allocation of income:
Legal reserve	-	-	-	-	19,995	-	-	-	(19,995)	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	(161,113)	(161,113)
Dividends	-	-	-	-	-	-	-	-	(218,793)	(218,793)
Additional dividends	-	-	-	-	-	-	(50,045)		3,153	(46,892)

BALANCES AT DECEMBER 31, 2008 – LAW
11,638/07	6,710,526	515,089	189,896	3,589	120,955	11,070	727,472	(11,070)	-	8,267,527

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
     STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continuation)
(In thousands of Brazilian reais)

		Capital reserves			Income reserves

			Special	Tax					Retained earnings
	Capital	Good will	goodwill	incentive	Legal	Reserve for	Reserve for	Treasury	(accumulate
	stock	reserve	reserve	reserve	reserve	contingencies	expansion	shares	losses)	Total

BALANCES AT DECEMBER 31, 2008 – LAW
11,638/07	6,710,526	515,089	189,896	3,589	120,955	11,070	727,472	(11,070)	-	8,267,527

Capital increase - with reserves -Special
Shareholders’ Meeting of Feb 12, 2009	189,896	-	(189,896)	-	-	-	-	-	-	-
Capital increase - shares merger -Special
Shareholders’ Meeting of July 27, 2009	1,879,728	-	-	-	-	-	-	-	-	1,879,728
Unclaimed dividends and interest on
shareholders’ equity	-	-	-	-	-	-	-	-	11,447	11,447
Net income for the year	-	-	-	-	-	-	-	-	857,486	857,486
Consolidation adjustments:
Tax incentive	-	-	-	-	-	-	-	-	9,137	9,137
Proposed allocation of income:
Legal reserve	-	-	-	-	43,569	-	-	-	(43,569)	-
Interest on shareholders’ equity l	-	-	-	-	-	-	-		(104,136)	(104,136)
Dividends	-	-	-	-	-	-	-		(723,689)	(723,689)
Additional dividends	-	-	-	-	-	-	-	-	(6,676)	(6,676)

BALANCES AT DECEMBER 31, 2009 – LAW
11,638/07	8,780,150	515,089	-	3,589	164,524	11,070	727,472	(11,070)	-	10,190,824

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais)

	Years ended December 31,

	2009	2008	2007

OPERATING ACTIVITIES
Net income (loss)	857,486	389,683	(99,830)
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Non-controlling interest	25,648	52,662	-
Depreciation and amortization	3,257,516	2,974,185	2,492,169
Provision for loss on investments	-	60	-
Loss on fixed assets disposals	3,926	34,088	21,724
Write-off and reversals of provisions for losses on inventories	(3,592)	(9,672)	(5,285)
Loss (gain) on forward, swap and option contracts	453,791	(519,490)	509,174
Loss (gain) on loans, financing and debentures	235,074	688,304	(301,290)
Monetary and exchange variation	(12,913)	20,729	4,870
Allowance for doubtful accounts	213,235	303,846	365,740
Plans for post-retirement benefits	3,321	4,288	5,635
Provision (reversal) for contingencies	134,652	138,699	184,594
Provision (reversal) for suppliers	(12,582)	(73,950)	74,408
Provision for (reversal of) dismantling cost	(41,688)	(7,580)	8,158
Provision for taxes	51,047	21,619	(35,578)
Provision (reversal) loyalty program	(51,999)	27,798	11,333
Deferred income taxes	348,532	417,872	238,651
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Customer accounts receivable	(181,543)	(491,380)	(583,239)
Inventories	358,662	(338,250)	(89,319)
Recoverable taxes	(76,671)	(408,682)	4,554
Other assets	14,069	(217,572)	(166,869)
Payroll and related accruals	(24,105)	(7,573)	16,844
Accounts payable	(754,127)	442,152	367,887
Interest on loans, financing and debentures, net	(774,880)	197,658	(6,364)
Taxes payable	80,154	153,866	114,807
Reserve for contingencies (payments)	(160,327)	(162,573)	(133,281)
Other
liabilities	101,754	91,283	197,165

Net cash provided by operating activities	4,044,440	3,722,070	3,196,658

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	(2,275,344)	(2,940,418)	(2,014,646)
Additions to deferred assets	-	(30,306)	(2,067)
Acquisition of subsidiary, net of cash acquired (a)	-	(1,736,802)	-
Additions to investments	(2,898)	-	-
Received for subscription to minority	8,842	-	-
Other investments	-	(890)	-
Cash received on sale of property, plant and equipment	4,468	13,510	5,264
Net cash used in investing activities	(2,264,932)	(4,694,906)	(2,011,449)

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continuation)
(In thousands of Brazilian reais)

	Years ended December 31,

	2009	2008	2007

FINANCING ACTIVITIES
Loans, financing and debentures:
New loans and debentures proceeds from issuance of debt	1,952,511	3,289,415	2,094,966
Payment of debt, loans, financing and debentures	(4,291,367)	(1,756,625)	(1,911,418)
Net settlement on derivative contracts	51,473	(541,040)	(562,216)
Cash received for replacement shares – reverse stock split	4,063	-	-
Interest on shareholders’ equity and dividends paid	(419,304)	(54,190)	(17,547)
(Payment) cash received relating to reverse stock split	(1,223)	27,199	-

Net cash provided by (used in) financing activities	(2,703.847)	964,759	(396,215)

(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS	(924,339)	(8,077)	788,994

CASH AND CASH EQUIVALENTS
At the beginning of the year	2,182,913	2,190,990	1,401,996
At the end of the year	1,258,574	2,182,913	2,190,990

SUPPLEMENTAL CASH FLOW INFORMATION
Income and social contribution taxes paid	161,128	28,834	107,841
Interest paid	774,880	439,466	311,771

(a) Details of acquisition of Telemig
Net book value acquired, net of cash	-	884,953	-
Goodwill recorded at acquisition date	-	1,723,369	-
Special goodwill reserve acquired	-	70,511	-
Cash acquired	-	(942,031)	-

Cash paid for acquisition of Telemig	-	1,736,802	-

NONCASH TRANSACTION
Grants	2,271	5,938	13,286
Unclaimed dividends and interest on shareholders' equity	11,447	14,063	11,936
Proposed dividends and interest on shareholders’ equity	834,501	555,744	-
Acquisition of non-controlling interest through an
exchange of shares	1,879,728	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais)

	Years ended December 31,

	2009	2008	2007

INCOME	21,579,225	19,934,651	15,584,927

Service and goods sold	21,001,062	19,765,092	15,878,432
Other income	791,398	473,404	342,235
Allowance for doubtful accounts, net	(213,235)	(303,845)	(365,740)

INPUTS PURCHASED FROM THIRD PARTIES	(9,134,375)	(9,368,859)	(7,866,233)

Inputs consumed	(2,978,883)	(2,699,657)	(2,110,887)
Cost of goods sold	(2,500,132)	(3,046,332)	(2,580,574)
Materials, energy, third party services and other	(3,828,297)	(3,632,000)	(3,166,684)
(Loss) Recovery of asset values	(7,063)	9,130	(8,088)

GROSS VALUE ADDED	12,264,850	10,565,792	7,988,694

DEPRECIATION AND AMORTIZATION	(3,257,516)	(2,974,184)	(2,492,169)

NET VALUE PRODUCED	9,007,334	7,591,608	5,496,525

VALUE ADDED RECEIVED AS A TRANSFER	892,977	1,341,032	220,450

Financial income and monetary and exchange rate changes for assets	892,977	1,341,032	220,450

TOTAL VALUE ADDED TO BE DISTRIBUTED	9,900,311	8,932,640	5,716,975

DISTRIBUTION OF VALUE ADDED	9,900,311	8,932,640	5,716,975

Payroll and related accruals	830,838	671,122	598,419

Direct remuneration	539,508	336,482	295,424
Benefits	255,233	304,314	276,771
FGTS	36,097	30,326	26,224
Taxes	6,005,432	5,205,246	4,002,527

Federal	2,427,555	2,007,952	1,465,374
State	3,557,217	3,180,408	2,515,703
Municipal	20,660	16,886	21,450
Interest and rentals	2,180,907	2,613,927	1,215,859

Financial expenses and monetary exchange rate changes	1,377,480	1,937,224	660,391
Rentals	803,427	676,703	555,468
Remuneration of proper capital	883,134	442,345	(99,830)

Interest on shareholders´equity	104,136	161,113	-
Dividends	723,689	218,793	-
Retained earnings (losses)	29,661	9,777	(99,830)
Participation of non-controlling interest in retained earnings	25,648	52,662	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company that, at December 31, 2009, has as its controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly hold, treasury shares excluded, 59.6% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.99% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.01% of the total capital).

b. Subsidiaries

As of December 31, 2009, the Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”) and of Telemig Celular S.A. (“Telemig " or “subsidiary”), which provide personal mobile telephone services, including activities that are necessary or useful for the performance of said services, in conformity with the authorizations granted to them.

At December 31, 2008, the Company was the 100% controlling shareholder of Vivo and held 58.9% and 7.4% of the total capital stock of Telemig Celular Participações S.A. (“Telemig Participações”) and Telemig, respectively.

Telemig Participações was the controlling shareholder of Telemig, holding 83.25% of its total capital stock.

At November 13, 2009, Telemig Participações was merged into Vivo Participações (Note 1d).

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the Regulatory Authority (Federal Independent Agency) for telecommunication services in accordance with Law No. 9472, dated July 16, 1997 – General Telecommunications Law (LGT). Its actions are carried out, as a rule, by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannualy, after the first renewal, a payment of fees equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service is required to be made to ANATEL.

The subsidiaries engage in cellular mobile telephone services (Personal Mobile Service – SMP), including activities necessary or useful for the performance of said services, in conformity with the authorization granted to them, as follows:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Area of Service	Autorization Valid Until

Region 1
Rio de Janeiro
Radio frequencies 800/1900/2100 MHz	11/29/20 (band A), 11/30/20 (band L) and
04/30/23 (band J)
Espírito Santo
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 11/30/23 (band A and L)
Amazonas, Roraima, Amapá, Pará and Maranhão
Radio frequencies 800/2100 MHz	11/29/13 (band B) and 04/30/23 (band J)
Minas Gerais (except Triângulo Mineiro)
Radio frequencies 800/1900/2100 MHz	04/29/23 (band A) and 04/30/23 (band J)
Minas Gerais (Triângulo Mineiro)
Radio frequencies 800/1900/2100 MHz	04/28/20 (band E) and 04/29/23 (band J)
Bahia
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 06/29/23 (band A and L)
Sergipe
Radio frequencies 800/1900/2100 MHz	12/15/23 (band A and L) and 04/30/23 (band J)
Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte
Radio frequencieas 1900/2100 MHz	12/17/22 (band L) and 04/30/23 (band J)

Region 2
Paraná and Santa Catarina
Radio frequencies 800/1900/2100 MHz	04/08/13 (band B and L) and 04/30/23 (band J)
Rio Grande do Sul
Radio frequencies 800/1900/2100 MHz	12/17/22 (band A and L) and 04/30/23 (band J)
Distrito Federal
Radio frequencies 800/1900/2100 MHz	07/24/21 (band A and L) and 04/30/23 (band J)
Goiás and Tocantins
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 10/29/23 (band A and L)

Mato Grosso
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 03/30/24 (band A and L)
Mato Grosso do Sul
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 09/28/24 (band A and L)
Rondônia
Radio frequencies 800/1900/2100 MHz	04/30/23 (band J) and 07/21/24 (band A and L)
Acre
Radiofrequências 800/1900/2100 MHz	04/30/23 (banda J) and 07/15/24 (banda A e L)
Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu), Mato
Grosso do Sul (area of the CTBC) and Goiás (area of the CTBC)
Radio frequencies 1900/2100 MHz	12/07/22 (band L) and 04/30/23 (band J)

Region 3
São Paulo
Radio frequencias 800/1900/2100 MHz	04/30/23 (band J) and 08/05/23 (band A and L)

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)
Radio frequencia 800/1900/2100 MHz	04/30/23 (band J) and 01/20/24 (band A and L)

São Paulo (area of the Franca and region)
Radio frequencie 1900/2100 MHz	12/07/22 (band L) and 04/30/23 (band J)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

d. Corporate Events in 2009

At a Special Shareholders’ Meeting held on July 27, 2009, the shareholders of Telemig Participações and of Telemig approved the Protocol of Non-Controlling Shares Acquisition and Instrument of Justification, executed on May 29, 2009, which permited the merger, of all the existing non-controlling shares of Telemig into Telemig Participações, with the holders of the acquired non-controlling shares of Telemig directly receiving the new shares to which they were entitled in the controlling company, Telemig Participações (the shareholders received 17.4 new shares of Telemig Participações for each share of Telemig), in accordance with the exchange ratios agreed to at the Meetings of the Boards of Directors meetings of the companies held on May 29, 2009.

At the same date, at a Special Shareholders’ Meeting, the shareholders of the Company approved the Protocol of Non-Controlling Shares Acquisiton and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Vivo Participações, of the non-controlling shares of Telemig Participações, with the holders of the acquired shares of Telemig Participações directly receiving the new shares to which they were entitled in the parent company (for each share of Telemig Participações, its shareholders received 1.37 new shares of Vivo Participações), in conformity with the exchange ratio agreed to at the Meetings of the Board of Directors of the companies, held on May 29, 2009.

The acquisition of the non-controlling shares of Telemig and of Telemig Participações did not entail any change in the number and composition by type of their shares, which are now ultimately owned by Vivo Participações. The holders of common and preferred shares of Telemig that were merged into Telemig Participações’ equity received new shares of Telemig Participações of the same type, that is, the acquired preferred shares were replaced by new preferred shares of Telemig Participações, issued on behalf of their respective holders, and the merged common shares were replaced by new common shares of Telemig Participações, issued on behalf of their respective holders. Following, and in the same manner, the holders of non-controlling common and preferred shares of Telemig Participações acquired by Vivo Participações received new shares of Vivo Participações of the same type. Accordingly, at the end of the transaction, the non-controlling shareholders of Telemig and of Telemig Participações became shareholders of Vivo Participações.

In conformity with the provisions in Law 6404/76, article 252, paragraph 1, combined with article 8, the Appraisal Report, prepared by an independent company, based on the economic value of the shares of Telemig Participações merged into the Company for purposes of determination of the capital stock of the Company, was approved at that same date.

As a result of the above mentioned approvals, the subscribed and fully paid-up capital stock of the Company increased in value from R$6,900,422 to R$8,780,150 fully, represented by 400,713,827 book-entry shares, of which 137,269,188 are common shares and 263,444,639 are preferred shares, all of them registered and with no face value.

The above mentioned capital increase, of R$1,879,728, was generated from the fair value of the shares held by the minority shareholders of Telemig Participações, the book value of which was R$894,296. The difference between the fair value and the equity value of the acquired shares was recorded as a premium in the amount of R$985,432. Additionally, an amount of R$269,804 was recorded by Telemig Participações as premium upon the merger of the shares held by the non-controlling shareholders of its subsidiary company, Telemig. A capital increase of R$460,372 was recorded in such transaction, generated from the fair value of the acquired shares, the equity value of which totaled R$190,568. The premium amounts were posted to the intangible assets (note 11).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The holders of common and preferred shares of Telemig and Telemig Participações and Shareholders common shares of Vivo Participações who dissented from the merger of shares of Telemig and of Telemig Participações, were entitled, as from the date of the special shareholders’ meetings of the companies to withdraw themselves from the respective companies and receive reimbursement of the shares they own at the date of communication of the Relevant Facts. Such reimbursement represented R$23, relating to 405 shares.

The calculations were quantified in consideration of the exchange ratios of shares of Telemig for shares of Telemig Participações and of shares of Telemig Participações for shares of Vivo Participações, pursuant to the previously described processes, resulted in share fractions which were re-allotted on the market at auctions held on September 24 and 29, 2009 at BM&F Bovespa. These over-allotment shares represented 54,169 common shares and 42,595 preferred shares, with a net value of R$40.95 per common share, and R$43.19 per preferred share, to be paid pro-rata to the fractions held by the shareholders and investors prior to the auctions.

Because Telemig became a wholly-owned subsidiary of Telemig Participações, and that Telemig Participações became a wholly-owned subsidiary of Vivo Participações, the registrations of Telemig and of Telemig Participações on the Brazilian Securities and Exchange Commission (“CVM”) and on BM&F Bovespa were requested to be cancelled. The cancellation of the registration of Telemig was granted on September 16, 2009. The cancellation of the registrations of Telemig Participações on CVM and on BM&F Bovespa were granted on October 16 and 19, 2009, respectively. The request for cancellation of the registration of Telemig Participações on the NYSE was filed by the NYSE itself, through Form 25, on September 28, 2009. At December 15, 2009, the Securities and Exchange Commission (“SEC”) authorized the actual filing of Form 15, cancelling the registration Telemig Participações with the SEC as of that date.

At a Special Shareholders’ Meeting held on November 13, 2009, the merger of Telemig Participações into Vivo Participações and consequent extinguishment of Telemig Participações was approved. The appraisal and approval were submitted to ANATEL, with the referred approval being obtained on November 04, 2009. As a result of such merger, Telemig became a wholly-owned subsidiary of Vivo Participações.

At a Special Shareholders’ Meeting held on November 30, 2009, the provision of cellular mobile telephone service was included and approved this provision was included in the corporate purpose of the Bylaws of the Company , in order to enable the future merger mentioned in the next paragraph.

At December 07, 2009, the Company communicated to its shareholders and to the market in general that it filed, at December 03, 2009, with the ANATEL, a request for prior approval of the merger of Telemig into Vivo Participações, in conformity with the provisions in Law no. 9.472/97 – General Telecommunications Law, in the Regulation for Verification of Share Control and Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/99, and in the other applicable regulatory instruments.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

e. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% ownership interest of Telecom Itália. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and its subsidiaries and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of the controlling company and its subsidiaries are presented in thousands of Brazilian reais (except as otherwise noted) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The consolidated statement of operations, cash flow and statements of value added for the fiscal year ended December 31, 2008 include the consolidated income of Telemig Participações for the nine-month period (from April to December 2008). The consolidated statements for the years ended December 31, 2009 and 2008 are not comparable.

The fiscal years of the subsidiaries in the consolidated statement are consistent with those of the controlling company. The accounting policies were applied on an uniform basis in the consolidated companies and are consistent with those adopted in the previous fiscal year.

All intercompany balances arising out of transactions among the consolidated companies have been eliminated in the consolidated statements.

The changes in the accounting practices arising from application of Laws No. 11,638 and No. 11,941 have been measured and registered by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Committee (CVM) and by the Federal Accounting Council (“CFC”):

• Conceptual Structure for the Preparation and Presentation of Financial Statements, approved by CVM Resolution No. 539, dated March 14, 2008;

• CPC 01 – Reduction to the Recoverable Assets Value, approved by CVM Resolution No. 527, dated November 1, 2007;

• CPC 02 – Effects on the Changes in the Exchange Rates and Conversion of Financial Statements, approved by CVM Resolution No. 534, dated January 29, 2008;

• CPC 03 – Cash Flow Statement, approved by CVM Resolution No. 547, dated August 13, 2008;

• CPC 04 – Intangible Asset, approved by CVM Resolution No. 553, dated November 12, 2008;

• CPC 05 – Disclosure on Related Parties, approved by CVM Resolution No. 560, dated December 11, 2008;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

• CPC 06 – Commercial Leasing Transactions, approved by CVM Resolution No. 554, dated November 12, 2008;

• CPC 07 – Governmental Subsidy and Assistance, approved by CVM Resolution No. 555, dated November 12, 2008;

• CPC 08 – Transaction Costs and Premiums in the Issuance of Securities, approved by CVM Resolution No. 556, dated November 11, 2008;

• CPC 09 –Value Added Statement, approved by CVM Resolution No. 557, dated November 12, 2008;

• CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564, dated December 17, 2008;

• CPC 13 – Initial Adoption of Law No. 11,638/07 and Provisional Measure No. 449/08, approved by CVM Resolution No. 565, dated December 17, 2008; and

• CPC 14 – Financial Instruments: Acknowledgement, Measurement and Evidencing, approved by CVM Resolution No. 566, dated December 17, 2008.

The Company shall adopt the following pronouncements and interpretations in order to prepare its financial statements as from 2010, with retroactive application to the extent applicable:

Pronouncements

• CPC 15 – Business Combination, approved by CVM Resolution No. 580, dated July 31, 2009;

• CPC 16 – Inventory, approved by CVM Resolution No. 575, dated June 5, 2009;

• CPC 18 – Investment in Affiliated Companies, approved by CVM Resolution No. 605, dated November 26, 2009;

• CPC 19 – Investment in Joint Undertaking, approved by CVM Resolution No. 606, dated November 26, 2009;

• CPC 20 – Loan Costs, approved by CVM Resolution No. 577, dated June 5, 2009;

• CPC 21 – Interim Statement, approved by CVM Resolution No. 581, dated July 31, 2009;

• CPC 22 – Segment Information, approved by CVM Resolution No. 582, dated July 31, 2009;

• CPC 23 – Accounting Policies, Change of Estimate, and Rectification of Error, approved by CVM Resolution No. 592, dated September 15, 2009;

• CPC 24 – Subsequent Events, approved by CVM Resolution No. 593, dated September 15, 2009;

• CPC 25 – Provisions, Contingent Liabilities, and Contingent Assets, approved by CVM Resolution No. 594, dated September 15, 2009;

• CPC 26 – Submission of Accounting Statements, approved by CVM Resolution No. 595, dated September 15, 2009;

• CPC 27 – Property, Plant and Equipment, approved by CVM Resolution No. 583, dated July 31, 2009;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

• CPC 30 – Revenue, approved by CVM Resolution No. 597, dated September 15, 2009;

• CPC 32 – Profit Taxes, approved by CVM Resolution No. 599, dated September 15, 2009;

• CPC 33 – Benefits to Employees, approved by CVM Resolution No. 600, dated October 7, 2009;

• CPC 35 – Separate Statements, approved by CVM Resolution No. 607, dated November 26, 2009;

• CPC 36 – Consolidated Statements, approved by CVM Resolution No. 608, dated November 26, 2009;

• CPC 37 – Initial Adoption of International Accounting Rules, approved by CVM Resolution No. 609, dated December 22, 2009;

• CPC 38 – Financial Instruments: Acknowledgment and Measurement, approved by CVM Resolution No. 604, dated November 19, 2009;

• CPC 39 – Financial Instruments: Submission, approved by CVM Resolution No. 604, dated November 19, 2009;

• CPC 40 – Financial Instruments: Evidencing, approved by CVM Resolution No. 604, dated November 19, 2009; and

• CPC 43 – Initial Adoption of Technical Procedures CPC 15 to 40, approved by CVM Resolution No. 610, dated December 22, 2009;

Interpretations

• ICPC 01 – Concession Contracts, approved by CVM Resolution No. 611, dated December 22, 2009;

• ICPC 03 – Supplementary Aspects of Commercial Leasing Transactions, approved by CVM Resolution No. 613, dated December 22, 2009;

• ICPC 06 – Hedge on Net Investment in Transactions Abroad, approved by CVM Resolution No. 616, dated December 22, 2009;

• ICPC 07 – Distribution of Profits in Natura, approved by CVM Resolution No. 617, dated December 22, 2009;

• ICPC 08 – Posting of the Dividend Payment Proposal, approved by CVM Resolution No. 601/09, dated October 7, 2009;

• ICPC 09 – Individual Accounting Statements, Separate Statements, Consolidated Statements, and Application of the Equity Accounting Method, approved by CVM Resolution No. 618, dated December 22, 2009;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

• ICPC 10 – Interpretation of the Initial Application to the Fixed Assets and the Property for Investment of Technical Pronouncements CPC 27, 28, 37 and 43, approved by CVM Resolution No. 619, dated December 22, 2009;

• ICPC 11 – Revenue from the Transfer of Customers’ Assets, approved by CVM Resolution No. 620, dated December 22, 2009; and

• ICPC 12 – Changes in Liabilities due to Discontinuance, Restructuring and Other Similar Liabilities, approved by CVM Resolution No. 621, dated December 22, 2009.

The authorization to complete the preparation of such financial statements was given at the Executive Committee’s Meeting held on February 9, 2010.

Reclassifications in the 2008 consolidated statement of operations

Some items of the consolidated statement of operations for the fiscal year ended on December 31, 2008 were reclassified to allow for comparison, as follows:

• Reclassification of the amortization of permits: overheads and administrative expenses for the costs related to services rendered; and

• Reclassification of the amortization of goodwill (own stores): overheads and administrative expenses for sales expenses.

			Financial
			Statements for
	Financial		2008 reclassified
	Statements for		for presentation
Accounts	2008 released	Reclassification	in 2009

Cost of service	(5,699,605)	(37,525)	(5,737,130)
Selling expenses	(4,104,416)	(2,639)	(4,107,055)
General and administrative expenses	(1,204,342)	40,164	(1,164,178)

The accompanying financial statements are a translation and adaptation of those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and the notes have been expanded, in order to conform more closely to prevailing reporting practices pursuant to U.S. GAAP.

In order to facilitate the understanding of its financial information, and to provide more uniform information to its foreign and local shareholders, the Company has elected to prepare and present its primary financial statements in accordance with Brazilian GAAP, expressed in Brazilian Reais. Because Brazilian GAAP differs in certain significant respects from U.S. GAAP, a reconciliation of the net income and shareholders equity from Brazilian GAAP to equivalent amounts prepared under U.S. GAAP is provided herein (Note 33).

3. SUMMARY OF THE ACCOUNTING PRACTICES

a) Cash and cash equivalents

This item includes cash, positive balances in current accounts, financial investments redeemable within ninety (90) days from the transaction dates and with insignificant risk of change in market value. The financial investments included in cash equivalents are mostly classified in the category “financial assets measured at the fair value through results”.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

b) Accounts receivable, net

The invoiced amounts are appraised at the value of the tariff on the date the service is provided. The services provided to the customers that have not yet been invoiced up to the balance sheet date are also included, and so are the accounts receivable related to the sales of handsets, simcards and accessories. An allowance for doubtful accounts was recorded in an amount deemed sufficient by Management taking into account the amounts overdue over 90 days, except for accounts receivable from interconnection fees, in addition to a portion that is being negotiated with the customers. Footnote 5 contains additional information relating to the receivables balance and bad debts reserves.

c) Inventories

Inventories comprise handsets, simcards, prepaid cards and accessories measured at the average acquisition cost, deducted by a provision for market adjustment, when applicable. A provision for the handsets considered obsolete or the quantities of which are higher than those usually marketed by the Company in a reasonable period of time has been booked.

d) Prepaid expenses

Prepaid expenses are stated at the amounts effectively disbursed and not yet incurred. The advanced expenses are appropriated to the statement of operations to the extent the related services and the economic benefits are obtained.

e) Fistel Fee

The value of the Telecommunications Inspection Fund (Fundo de Fiscalização das Telecomunicações – FISTEL) fee paid for the activation of new customers, monthly generated during the year, is deferred and amortized during the estimated period of customer retention, equivalent to 24 months.

f) Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition, formation or construction, plus interest and other financial charges incurred during the construction or development of projects. The depreciation of the properties is calculated by the straight-line method at the rates mentioned in note 12. The capitalized financial charges are depreciated according to the same criteria and useful life determined for the item of the property, plant and equipment into which they were incorporated. The property, plant and equipment are net of credits of the ICMS - Tax on Circulation of Goods and Services (state VAT) PIS - Profit Participation Program and COFINS - Social Security Financing Contribution (federal VAT), and the counterparty is recorded as recoverable taxes.

The expenses incurred related to repairs and maintenance of property, plant and equipment that represent asset improvements or increases in the capacity or useful life are capitalized, while the others are expensed as incurred. The estimated costs to be incurred in the dismantling of towers and equipment in rented real property are capitalized with a corresponding provision for reversal of fixed assets (note 20) and are depreciated over the useful life of the equipment, which does not exceed the lease term.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Property, plant and equipment are written off after they are sold or when no future economic benefit is expected from their use or sale. Possible gains or losses (calculated as the difference between the net sale value and the residual value of the asset) are recorded in the statement of operations for the year in which the asset is written-off.

The residual value and useful life of the assets and the depreciation methods used are reviewed at the end of each year, and adjusted prospectively, as required.

g) Lease

Capital commercial leasing agreements are recognized in the property, plant and equipment and in the liabilities encompassing loans and financing, for the present value of the minimum mandatory installments of the agreement or the fair value of the assets, whichever is lower, plus, as applicable, the initial direct costs incurred with the transaction. The amounts posted in property, plant and equipment are depreciated over the economic useful life estimated for the assets or the duration established in the leasing agreement, whichever is shorter. The interest implied in the recognized liabilities of loans and financing are expensed according to the duration of the agreement, by the actual interest rate method. The operating commercial leasing agreements are recognized as expenses on a systematic basis that represents the period in which the benefit over the leased asset is obtained, even if such payments are not made on such basis.

h) Intangible Assets

Intangible assets separately acquired are measured in the initial recognition at the acquisition cost, and are subsequently amortized and/or impaired, as applicable. The premiums generated from investment acquisitions occurring until December 31, 2008, which are economically based on future profitability, were being amortized by the straight-line method for a period of 5 to 10 years, as from the dates of the original transactions. Since January 1, 2009, such premiums are no longer amortized, and will be subject to yearly tests to analyze impairments to their recoverable value (note 13). They also include the rights to use software acquired from third parties, authorization licenses obtained from ANATEL, goodwill amounts referring to own stores “fundo de comércio” (which are being amortized over the term of effectiveness of the agreements) and other intangible assets.

The useful life of the intangible assets is established as finite or indefinite.

Intangible assets with finite useful life are amortized over their economic useful life and are appraised as to the loss of recoverable value whenever there is an indication of impairment. The period and method of amortization of a finite-lived intangible asset are reviewed at the end of each fiscal year; unless impairment indicators are present requiring an interim period review. Changes in the useful life or standard of consumption of expected future benefits are recorded by means of change in the period or method of amortization, as applicable, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful life are not amortized, but are tested on a yearly basis in relation to losses of recoverable value. The classification of indefinite life is reviewed at the end of each fiscal year to determine whether such classification is still justifiable. Otherwise, the change in useful life from indefinite to finite is made in a prospectively.

Gains and losses resulting from the sale and consequently writing-off of an intangible asset are measured as the difference between the net amount obtained from the sale and the book asset value. The gains and losses are recognized in the statement of operations for the year in which the asset is written off.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

i) Impairment

The Company evaluates the recovery of the book asset value applying the concept of value in use, through models of discounted cash flow of the cash-generating units representing all of the tangible and intangible assets of the Company.

The process of determination of the value in use involves the utilization of assumptions, judgments and estimates on cash flows, such as growth rates of revenues, costs and expenses, investment estimates, future working capital and discount rates. The assumptions on projected growth, cash flow and future cash flows are based on the Company’s business plan approved by the Management, as well as in comparable market data. They represent the best estimate of Management regarding the economic conditions that will exist during the economic life of the different cash-generating units, a set of assets that allow for the generation of cash flows. Future cash flows are discounted based on the capital cost rate - “CAPM - The Capital Asset Pricing Model”.

Consistently with the economic appraisal techniques, the value in use is appraised during a period of five years, and thereafter, considering the perpetuity of the assumptions in view of the capacity of continuity of the business for an indeterminate term. The growth rates used after the 5-year period vary from 2.5 to 4.5% .

The estimated future cash flows were discounted using a rate of 14% per year, for each cash-generating unit under review.

The main premises used to estimate the value in use are:

• Revenue: The revenues are projected from 2010 to 2014 considering the growth of the customer base pertaining to the different cash-generating units, the evolution of the market income vis-à-vis the GDP – Gross Domestic Product and the Company’s share in this market;

• Operating costs and expenses: The variable costs and expenses are projected according to the dynamics of the customer base, and the fixed costs and expenses are projected in line with the historical performance of the Company, as well as with the historical growth of the income; and

• Capex: Capital expenditures are estimated based on the technological infrastructure required to make feasible the offering of services.

The key premises rely on the historical performance of the Company and on reasonable and substantiated macroeconomic premises based on financial market projections, documented and approved by the Company’s Management.

The test of recovery of the Company’s fixed and intangible assets did not result in an impairment, since the estimated market value exceeds their net book value on the appraisal date.

j) Deferred charges

The pre-operating expenditures prior to January 1, 2009 refer to the pre-operating expenses of Global Telecom (fully amortized in 2009) and to the costs of network formation in the Northeast region, and are amortized by the straight-line method over 10 years. As permitted by Law No. 11,941, as of May 27, 2009, Vivo has chosen to keep the balance of the deferred assets that could not be allocated to other accounts, until they have been fully amortized. The deferred assets are also reviewed on a yearly basis with the purpose of appraising their recoverability.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

k) Taxes, fees and contributions

The sales and services revenues are subject to ICMS or Tax on Services (“ISS”) at the rates prevailing in each region and to PIS and COFINS in the cumulative mode, for the revenues earned from the telecommunications services at the rates of 0.65% and 3.00%, respectively. The other revenues earned by the subsidiaries, including the revenues related to the resale of goods, in the non-cumulative mode, are levied at the rates of 1.65% and 7.60% for PIS and COFINS, respectively.

The pre-payments or other amounts likely to be offset are shown in the current or non-current assets, according to the expected date of payment.

Taxation on profits comprises income tax and social contribution, which are calculated based on the taxable results (adjusted profits), at the applicable rates, pursuant to prevailing law, where: 15%, plus 10% over the amount exceeding R$240 per year, refer to income tax, and 9% to social contribution. Therefore, additions to the accounting profit of expenses, temporarily nondeductible, or exclusions of income, temporarily nontaxable, considered for ascertainment of current taxable profits generate deferred tax assets or liabilities.

The deferred tax assets resulting from tax losses or negative base of social contribution are only recognized to the extent it is likely that there will be a positive tax base in the future. The deferred income tax and social contribution were measured based on the tax losses, social contribution negative base, and temporary differences by applying the prevailing rates of the mentioned taxes, according to the provisions of CVM Resolution No. 273, of August 20, 1998 and CVM Ruling No. 371, of June 27, 2002, and consider the expected generation of future taxable profits substantiated by a technical feasibility study approved by the Board of Directors.

The item of taxes, fees and contributions also include the legal obligations, as disclosed in note 17. The taxes classified as legal obligations are those whose legality or constitutionality are being discussed in court by the Company and its subsidiaries. Provisions are created for all such amounts, irrespective of the appraisal prepared by the legal counsels of the Company and its subsidiaries as to the chances of loss.

The following is the legend related to the taxes and contributions shown on this footnote:

- IRPJ – federal income tax;
- INSS – federal contribution to National Social Security Institute;
- CSSL – federal social contribution on income;
- COFINS – federal VAT;
- PIS – federal VAT;
- ICMS – state VAT;
- ISS – municipal tax on services provided;
- IRRF – withholding taxes;
- IOF – federal financial transaction tax;
- FUST – federal tax that serves to provide funds designed to cover the parcel of the cost attributable exclusively to the fulfillment of universal service targets of the telecommunication services that cannot be recovered through the efficient performance of services;
- FUNTTEL – federal tax that serves to stimulate technological development, the qualification of human resources, and job generation and to promote the access of small and medium companies to capital resources, so as to broaden the competitiveness of the Brazilian telecommunications industry;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

- FISTEL - federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections; and

- CIDE – Federal contribution of intervention on the economic dominium.

l) Provisions for contingencies

Provisions for contingencies are determined based on the opinions of the Company’s legal counsel and that of the Management as to the probable result of pending matters and are updated until the date of the balance sheet by the probable amount of loss, with consideration to the nature of each contingency.

m) Provision for the loyalty program

The subsidiaries have loyalty programs in place, in which the calls are transformed into points for future exchange of handsets and services. The accrued points, net of redemption, are provisioned considering the historical redemption data, generated points and the average point cost (note 20).

n) Interest on shareholders’ equity

Brazilian companies are allowed to pay interest on shareholders’ equity, which is similar to the payment of dividends, but is deductible for purposes of calculating of income tax. The Company has decided to pay interest to its shareholders with respect to the year ended at December 31, 2009 (note 21) and, pursuant to tax laws, it booked a reserve for the amount owed in consideration of the account of financial expenses for the year’s results. For purposes of submission of the yearly financial statements, the Company reversed such expense in consideration of a direct debit to the shareholders’ equity, abiding by the Brazilian accounting rules and CVM guidelines. The distribution of interest on shareholders’ equity to the shareholders is subject to withholding income tax at 15%.

o) Other assets and liabilities

An asset is recognized in the balance sheet when it is likely that its future economic benefit will be generated in favor of the Company or its subsidiaries, if its cost or value can be measured. The balance receivable includes commercial agreements arising from current transactions between the subsidiaries and their suppliers, the main references of which are the volume of purchases and the shared marketing campaigns.

A liability is recognized in the balance sheet when the Company or its subsidiaries have a legal obligation or an obligation created as a result of a past event, and it is probable that an economic resource will be required to settle it. The provisions are recorded based on the best estimate.

The subsidiaries sponsor pension funds of post-employment benefits and medical care, as well as other post-employment benefits to its employees (note 30). The subsidiaries’ contributions are determined on an actuarial basis and are recorded by the accrual method. The benefit plans are evaluated on an actuarial basis at the end of each fiscal year so as to verify whether the contribution fees are sufficient to form the reserves required for both current and future commitments.

The assets and liabilities are classified as current assets and current liabilities when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are shown as non-current assets and non-current liabilities.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

p) Adjustment to the present value of assets and liabilities

The long-term and short-term monetary assets and liabilities, when the effect is deemed to be relevant in relation to the financial statements as a whole, are adjusted to their present value. The adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases, implicit interest rate, of the respective assets and liabilities. Therefore, the interest embedded in the revenues, expenses and costs associated with such assets and liabilities are deducted with the purpose of recognizing them in accordance with the accrual method. Subsequently, such interest is reallocated to the lines of expenses and financial income for the year by using the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on facts and circumstances and are deemed to be accounting estimates.

q) Government subvention and aid

As a result of the enactment of Provisionary Measure No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11,196, of November 21, 2005, legal entities with title to projects located in areas under the jurisdictions of the Amazon Development Authority (“SUDAM”) and of the Northeast Development Authority (“SUDENE”), whose businesses fall into an economic sector that is considered a priority under an act issued by the Executive Branch, may request an income tax abatement as provided for in these regulations.

Telemig has been granted a tax benefit consisting of a 75% corporate tax reduction, based on net income earned from exploiting areas in northern Minas Gerais and the Jequitinhonha valley. This benefit has been granted up to and including 2013.

Vivo has been granted a tax benefit consisting of a 75% corporate tax reduction, based on income earned from exploiting areas in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit has been granted up to and including 2013.

According to article 195-A of Law No. 6404/76, a portion of net income for which a tax benefit has been granted was excluded from the calculation of mandatory dividends and may be used only for capital increase and loss amortization purposes.

r) Calculation of income

Sales revenue is presented at its net value, that is, excluding taxes, discounts and refunds (in the case of the sale of goods. The operating income is determined on an accrual basis:

r.1) Recognition of telecommunications service revenues

Service revenues are recognized as the services are rendered, and invoiced monthly. Revenues that have not been invoiced are calculated and then recognized when services are rendered. Prepaid cell phone recharge credit revenues, as well as respective taxes due there on, are deferred and recognized in the statement of operations when services are actually provided.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

r.2) Recognition of revenues and costs of goods sold

Revenues and costs of goods sold (handsets, simcards and accessories) in its own stores are recognized when sold to end consumers. Revenues and costs of goods sold via dealers are recorded in the income upon activation of the handset, but, in any case, no later than 90 days after the sale date.

r.3) Financial income and expenses

Financial income and expenses represent interest, adjustment for inflation and foreign exchange rate changes derived from financial investments, derivative, loan, financing and debenture transactions; net present value adjustments of transactions that generate cash assets and liabilities; and other financial transactions.

s) Financial Instruments

Financial instruments are only recognized as of the date the Company or its subsidiaries are provided for in the contractual provisions. When recognized, they are initially recorded at fair value plus transaction costs directly imputable to their acquisition or issue, except in the case of financial assets and liabilities classified under this category at fair market value through statement of operations, where said costs are reported directly to the fiscal year’s statement of operations. Their subsequent measurement is made on each balance date according to the rules established for each type of financial assets and liabilities classification.

s.1) Financial assets: The main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents, securities, unrealized gains from derivative transactions and customer receivables. They are classified into the classes listed below, depending on the purpose for which they were purchased or issued:

(i) Financial assets measured at fair value through statement of operations include financial assets maintained for negotiation and designated assets upon initial recognition at fair value through statement of operations. They are classified as maintained for negotiation if they were intended to be sold or repurchased in the short term. Derivatives are also classified as “maintained for negotiation” with the exception of those designated as hedge instruments. They are measured at fair value on each balance sheet date. Interest, adjustment for inflation, foreign exchange rate fluctuations and other changes due to adjustment at fair value, where applicable, are recognized in statement of operations as they are incurred, in the financial incomes or expenses account.

(ii) Loans (granted) and receivables include non-derivative financial assets with fixed or determinable payments but with no quotes on the active market. After initial recognition they are carried at amortized cost, based on the effective interest rate method. Interest, adjustment for inflation, foreign exchange rate fluctuations, less losses related to recoverable values, where applicable, are recognized in statement of operations as they are incurred, in the financial incomes or expenses account.

(iii) Investments maintained to maturity include non-derivative financial assets with fixed or determinable payments with established maturities as regards which the Company has a positive intention or is able to maintain to maturity. After initial recognition, they are carried at amortized cost, based on the effective interest rate method. This method employs the discount rate which, when applied to estimated future receivables, during the expected effectiveness of the financial instrument, results in its net carrying value. Interest, adjustment for inflation, foreign exchange rate fluctuations, less losses related to recoverable value, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(iv) Available for sale Financial assets which are not classified in categories (i) to (iii) above. On the date of each balance sheet they are carried at fair value. Interest, adjustment for inflation and foreign exchange rate fluctuations, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account. The changes due to the difference between the updated investment value according to the contractual terms and the fair value are reported to shareholders’ equity in the equity evaluation adjustments account until such time as such assets are realized, they are then re-classified to statement of operations, net of tax effects.

s.2) Financial liabilities: The main financial liabilities recognized by the Company and its subsidiaries are: accounts payable to suppliers, unrealized losses from derivatives, loans, financing and debenture transactions. They are broken down into the categories listed below, according to the type of financial instrument contracted or issued:

(i) Financial liabilities carried at fair value through statement of operations include financial liabilities which are usually negotiated prior to maturity, liabilities designated on initial recognition at fair value through statement of operations and derivatives, excluding those designated as hedge instruments. These are measured at fair value on each balance sheet date. Interest, adjustment for inflation, foreign exchange rate fluctuations and other changes due to adjustment at fair value, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account.

(ii) Financial liabilities not carried at fair value include non-derivative financial liabilities not usually negotiated prior to maturity. After initial recognition, they are carried at amortized cost, based on the effective interest rate method. Interests, adjustment for inflation, foreign exchange rate fluctuations, where applicable, are reported to statement of operations as they are incurred, in the financial incomes or expenses account.

s.3) Market value: the market value of actively traded financial instruments on the organized markets is determined based on their market price on the closing date of the balance sheet. If there is no active market, the market value is determined following evaluation techniques. These techniques include use of recent market transactions carried out between independent parties, referrals to the market value of similar financial instruments, discounted cash flow analysis and other evaluation methods.

s.4) Hedge transactions: derivative financial instruments used to protect against risk exposure or to modify the characteristics of the financial assets and liabilities, unrecognized firm commitments, highly likely transactions or net investments in overseas operations which:

(i) show a high correlation between alterations in its market value and the market value of the hedged item, both at the beginning or throughout the performance of the agreement (between 80% and 125% of effectiveness);

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(ii) have documents to identify the transaction, the risk against which hedging is sought, the risk management process and the method used to evaluate effectiveness; and

(iii) are considered effective in reducing the risk associated with the hedged exposure, are classified and posted as fair hedge value transactions, and these are derivative financial instrument designed to offset risks stemming from exposure to change in the fair value of the hedged items. The hedged items and respective related derivative financial instruments have counter entries to receipt or expense carrying accounts, in the reported statement of operations in the period;

For fiscal years ending at December 31, 2009 and 2008, the Company and its subsidiaries had no cash flow hedge or overseas investments hedge.

t) Accounting estimates

Are used to measure and recognize certain assets and liabilities in the financial statements of the Company and of its subsidiaries. The determining of these estimates factored in experiences from past and current events, assumptions regarding future events, and other objective and subjective factors. Significant items subject to estimates include: the selection of the useful lives of fixed and intangible assets; allowance for doubtful accounts; provision for inventory losses; provision for investment losses; fixed and intangible asset value recovery assessment; deferred corporate tax and social contribution assets; rates and time periods used to determine net present value of certain assets and liabilities; provision for contingencies; provision for asset divestiture; provision for the loyalty, program and actuarial liabilities; carrying fair value of financial instruments; the considerations for recognizing and measuring capitalized development costs such as intangible assets; estimates to disclose the sensitivity analysis of derivative financial instruments as established in CVM Instruction 475/08. The settlement of transactions involving these estimates may result in significantly different figures to those registered to the financial statements due to inaccuracy in determining them. The Company and its subsidiaries revise their estimates and premises at least every quarter.

u) Functional currency and presentation of the financial statements

The functional currency and that presented in the financial statements of the Company and of its subsidiaries is the Real.

v) Transactions denominated in foreign currency

Cash assets and liabilities denominated in foreign currency are converted to the functional currency (Real), using the exchange rates (Ptax) in force on the date the financial statements are prepared. On December 31, 2009, these were US$1.00 = R$1.7412; JPY1.00 = R$0.0188; €1.00 = R$2.5084, and on December 31, 2008, they were: US$1.00 = R$2.3370; JPY1.00 = R$0.0258; €1.00 = R$3.2524. Gains or losses derived from restatement of such assets and liabilities ascertained between the applicable exchange rate on the date of the transaction and that of the closing of the fiscal years are reported to statement of operations in the financial incomes and expenses account.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

w) Cash flow and value added statements

The statements of cash flows were prepared and are presented as provided for in CVM Resolution No. 547, dated August 13, 2008, which approved the pronouncement on accounting practices CPC 03 – Statement of Cash Flows, issued by CPC.

The statements of cash flows show changes in cash position that occurred during the fiscal periods, via an indirect method. The terms used in the statement of cash flow are the following:

• Operating activities: are the main revenue producing activities of the Company and its subsidiaries, and any other activities excluding investment or financing activities;
• Investment activities: are activities involving the acquisition and disposal of assets over the long term and other investments not included in operating and financing activities; and
• Financing activities: are activities that result in changes in the dimension and composition of equity and loans taken out by the Company and its subsidiaries.

Value added statements were prepared and are presented as provided for in CVM Resolution No. 557, dated November 12, 2008, which approved CPC 09 – Value Added Statement, issued by CPC.

x) Employee profit sharing

Provisions are made to recognize expenses related to employee profit sharing. These provisions are determined based on management-established qualitative and quantitative goals and reported to specific accounts under the following groups: Costs of Services Rendered, Selling Expenses and General and Administrative Expenses.

y) Net earnings per thousand-share block

Net earnings per share are determined based on the number of outstanding shares on the date the balance sheet is prepared.

z) Advertising expense

Advertising costs are charged to expenses as incurred and amounted to R$427,726, R$443,616 and R$323,660 for the years ended December 31, 2009, 2008 and 2007, respectively.

4. CASH AND CASH EQUIVALENTS

	As of December, 31,

	2009	2008

Cash and banks	46,468	56,038
Short-term investments	1,212,106	2,126,875

Total	1,258,574	2,182,913

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity, held with first-category financial institutions.

5. TRADE ACCOUNTS RECEIVABLE, NET

	As of December,31,

	2009	2008

Receivables from billed services	1,105,069	1,125,162
Receivables from interconnection fees	784,524	796,147

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Receivables from unbilled services	590,617	539,812
Receivables from goods sold	391,578	504,685
(-) Allowance for doubtful accounts	(324,982)	(387,308)

Total	2,546,806	2,578,498

Following are the amounts for the gross accounts receivable, by age of maturity (aging list) at December 31, 2009 and 2008:

	As of December,31,

	2009	2008

Unbilled	590,617	539,812
Falling due	1,604,723	1,446,431
Overdue accounts – from 1 to 30 days	210,871	322,847
Overdue accounts – from 31 to 60 days	69,762	85,393
Overdue accounts – from 61 to 90 days	54,301	67,657
Overdue accounts – from 91 to 180 days	131,101	157,329
Overdue accounts – from 181 to 360 days	46,605	101,090
Overdue accounts – more than 360 days	163,808	245,247

Total	2,871,788	2,965,806

There was not any customer representing more than 10% of the net accounts receivable at December 31, 2009 and 2008.

At December 31, 2009, the balance of accounts receivable includes R$116,747 (R$235,867 at December 31, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, because the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved. The decision by the regulatory agency as well as settlement between the parties is pending. The Company does not expect material financial losses with respect to this matter.

The changes in the allowance for doubtful accounts for fiscal years ended on December 31, 2009 and 2008 are as follows:

	Years ended December 31,

	2009	2008

Balance at beginning of year	387,308	344,701
Additional allowance (Note 24)	213,235	303,845
Write-offs	(275,561)	(292,984)
Addition from Telemig Participações on 03.31.08	-	31,746

Balance at year end	324,982	387,308

6. INVENTORIES

	As of December,31,

	2009	2008

Handsets	422,337	747,186
Simcard (chip)	28,176	57,514
Accessories and other	9,033	16,584
(-) Provision for obsolescence	(35,912)	(42,580)

Total	423,634	778,704

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

7. RECOVERABLE TAXES

	As of December,31,

	2009	2008

Prepaid income and social contribution taxes	814,218	848,473
Recoverable state VAT (ICMS)	648,124	553,521
Recoverable federal VAT PIS and COFINS	315,981	370,813
Withholding income tax	64,378	155,204
Other recoverable taxes	23,913	23,951

Total recoverable taxes	1,866,614	1,951,962

Recoverable state VAT(ICMS) on fixed assets – noncurrent (a)	288,015	192,058

Total	2,154,629	2,144,020

Current	1,186,231	1,238,124
Noncurrent	968,398	905,896

(a) Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telelcommunications services. The noncurrent portion refers to taxes paid on purchase of property items, which are available for offset over a period of 48 months.

8. PREPAID EXPENSES

	As of December 31,

	2009	2008

FISTEL fee	204,148	199,851
Advertising to be distributed	123,911	136,244
Rent	19,268	19,696
Financial charges	6,747	8,747
Insurance premium and other	31,637	32,290

Total	385,711	396,828

Current	311,328	316,622
Noncurrent	74,383	80,206

9. OTHER ASSETS

	As of December 31,

	12.31.09	12.31.08

Escrow deposits, blockages and contract collateral	191,664	106,558
Subsidies on handset sales	10,411	115,593
Credits with suppliers	62,334	111,883
Credits to Amazon Celular SA and Tele Norte Celular Participações
SA (a)	-	8,522
Advances to suppliers	4,384	1,550
Related parties receivables	79,276	11,064
Employee advances and other assets	16,594	14,166

Total	364,663	369,336

Current	246,028	322,934
Noncurrent	118,635	46,402

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(a) These refer to the human and administrative resources pooling contract and organization of a condominium with Telemig and Telemig Participações, which have existed up to the date of acquisition of the share control by Vivo Participações. Interest on the account balances was accrued at the CDI rate, up to the liquidation date.

10. FOREIGN CURRENCY AND DERIVATIVE CONTRACTS

The Company’s foreign currency loans are denominated in U.S. dollars and Japanese yen and are translated at the exchange rates prevailing at December 31, 2009 and 2008, as follows:

	2009	2008

Exchange rate from R$ to US$	1.7412	2.3370
Exchange rate from R$ to Yen	0.0188	0.0258
Exchange rate from R$ to Euros	2.5084	3.2524

The forward and swap contracts described below were entered into in order to mitigate Company’s exposure to foreign exchange variations.

					Current assets		Noncurrent assets

		Notional amount buy		Forward	Book value on		Book value on
		(sell) (thousands)		swap/exchange rate	December 31		December 31

Issuance	Maturity date	2009	2008	2009	2009	2008	2009	2008

19/12/2007 to 28/2/2008	19/12/2014 to 2/3/2015	USD 365,522	USD 415,637	R$ 1,6715 to R$ 1,8123	-	-	128,852	265,530

-	-	JPY 1,338,853	JPY 1,338,853	-	-	-	-	6,494

10/15/2009	10/15/2014	BRL 72,000	BRL 335,000	-	-	-	8,208	13,279

Short-term contracts	-	USD 50,115	USD 99,969	R$ 1.5811	2,497	10,172	-	-

Short-term contracts	-	-	JPY 50,255,762	-	-	337,276	-	-

Short-term contracts	-	BRL 110,000	-	-	12,203	-	-	-

	TOTAL				14,700	347,447	137,060	285,303

					Current assets		Noncurrent assets

		Notional amount buy		Forward	Book value on		Book value on
		(sell) (thousands)		swap/exchange rate	December 31		December 31

Issuance	Maturity date	2009	2008	2009	2009	2008	2009	2008

18/08/04 to 28/02/08	17/01/1 to 28/08/14	USD 365,522	USD 415,637	R$ 1,6715 to R$ 3,0030	-	-	119,828	97,972

1/2/2008	1/12/2011	JPY 1,338,853	JPY 1,338,853	R$ 0.016600	-	-	1,038	-

9/13/2006	2/9/2010	BRL 72,000	BRL 335,000	-	2,302	-	10,552	-

Short-term contracts	-	USD 50,115	USD 99,969	R$ 1,6715 to 1,8123	28,668	105,352	-	-

Short-term contracts	-	-	JPY 50,255,762	-	-	-	-	-

Short-term contracts	-	BRL 110,000	-	-	-	-	-	-

	TOTAL				30,969	105,352	131,418	97,972

11. GOODWILL

a) Components and changes:

	As of December 31,

	2009	2008

Goodwill on acquisition of investments, net	2,873,902	1,613,753
Reserve for impairment	(173,324)	(173,324)

Net Balance	2,700,578	1,440,429

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

b) Changes in goodwill balances are as follows:

	As of December 31,

	2009	2008

Balance, net of impairment reserve – beginning of the year (*)	1,440,429	691,947
Goodwill on acquisition of investments (**)	1,260,149	1,166,195
Negative goodwill generated in the capital increase with reserves	-	1,802
Amortization of goodwill paid on investment acquisitions (***)	-	(419,515)

Balance, net of reserve for loss – end of the year	2,700,578	1,440,429

(*) The net profit at December 31, 2007 includes the amount of R$667,369, referring to goodwill generated from acquisitions of equity interests and their provisions for impairment booked at December 31, 2001 and 2002, in order to recognize permanent impairment on goodwill due to losses accumulated by subsidiary Global Telecom S.A., at those dates, Vivo Participações. It further includes R$24,578 referring to the premium generated from the acquisition of Ceterp Celular S.A. by Vivo. Both of them were based on future profitability, and were amortized on a straight line basis until December 31, 2008, according to the guidelines provided for in Law no. 11.638/07. Such goodwill ceased to be amortized on January 01, 2009.

(**) At December 31, 2008, the amount of R$1,166,195 refers to goodwill generated from the acquisitions of Telemig Participações and Telemig. At December 31, 2009, the amount of R$1,260,149 refers to the goodwill generated from the merger of shares (exchange of shares) of Telemig Participações and Vivo Participações of R$1,255,236, R$2,898 related to expenses from the process of exchanging the capitalized shares, and R$2,015 related to the goodwill generated from the capital increase of reserves.

(***) The sum of amortization costs and expenses are shown in “Amortization”, in note 26 (goodwill amortization).

12. PROPERTY, PLANT AND EQUIPMENT, NET

12.a) Breakdown

	As of December 31,

	2009			2008

		Accumulated	Property, plant and		Accumulated	Property, plant and
	Cost	depreciation	equipment, net	Cost	depreciation	equipment, net

Transmission equipment	9,700,786	(7,191,579)	2,509,207	8,979,713	(6,647,993)	2,331,720
Infrastructure	3,418,058	(1,960,734)	1,457,324	3,018,294	(1,741,083)	1,277,211
Switching equipment	4,196,877	(3,225,490)	971,387	4,243,681	(2,680,686)	1,562,995
Terminals	2,721,531	(2,412,241)	309,290	2,310,275	(2,005,070)	305,205
Buildings	298,984	(97,347)	201,637	296,670	(87,318)	209,352
Land	101,264	-	101,264	70,352	-	70,352
Other assets	1,948,183	(1,372,115)	576,068	1,767,321	(1,198,036)	569,285
Construction in progress	318,932	-	318,932	857,788	-	857,788

Total	22,704,615	(16,259,506)	6,445,109	21,544,094	(14,360,186)	7,183,908

In compliance with the provisions in accounting pronouncement CPC 01 – Reduction to the Recoverable Assets Value, the Company and its subsidiaries annually analyze the net book value

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

of the items of property, plant and equipment with the purpose of assessing events or changes in the economic, operating or technological circumstances which might indicate deterioration or loss on their recoverable value. Based on the analysis prepared by the Company and its subsidiaries, no provisions were required to be booked for assets recovery at December 31, 2009 and 2008. The premises adopted by the Company and its subsidiaries are described in note 3(j).

12.b) Changes

	Consolidated

	Transmission		Switching					Construction
	equipment	Infrastructure	equipment	Terminals	Buildings	Land	Other assets	in progress	Total

Cost
Balances at December 31, 2007	7,515,674	2,507,440	3,473,847	1,893,738	282,869	59,785	1,441,451	498,957	17,673,761
Additions	64,103	34,070	1,711	379,599	26	8,802	94,580	1,593,508	2,176,399
Acquisition Telemig and Telemig Participações	995,931	285,827	436,111	29,412	12,164	3,055	190,363	154,904	2,107,767
Write-off	(311,094)	(29,852)	(30,646)	(11,486)	(651)	(1,290)	(40,258)	(1)	(425,278)
Transfer	715,099	220,809	362,658	19,012	2,262	-	81,185	(1,389,580)	11,445

Balances at December 31, 2008	8,979,713	3,018,294	4,243,681	2,310,275	296,670	70,352	1,767,321	857,788	21,544,094
Additions	27,660	39,776	-	405,219	-	30,696	99,433	1,204,407	1,807,191
Write-off	(312,267)	(9,064)	(72,077)	(14,306)	(532)	(334)	(19,178)	-	(427,758)
Transfer	1,005,680	369,052	25,273	20,343	2,846	550	100,607	(1,743,263)	(218,912)

Balances at December 31, 2009	9,700,786	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,704,615

Accumulated depreciation
Balances at December 31, 2007	(5,316,853)	(1,341,281)	(2,105,727)	(1,603,340)	(72,891)	-	(916,814)	-	(11,356,906)
Additions (*)	(816,521)	(210,853)	(348,636)	(400,069)	(10,106)	-	(177,702)	-	(1,963,887)
Acquisition Telemig and Telemig Participações	(796,640)	(208,078)	(255,738)	(14,232)	(4,663)	-	(133,229)	-	(1,412,580)
Write-off	281,308	21,171	29,847	11,467	258	-	32,862	-	376,913
Transfer	713	(2,042)	(432)	1,104	84	-	(3,153)	-	(3,726)

Balances at December 31, 2008	(6,647,993)	(1,741,083)	(2,680,686)	(2,005,070)	(87,318)	-	(1,198,036)	-	(14,360,186)
Additions (*)	(876,957)	(227,188)	(709,636)	(421,425)	(10,334)	-	(190,560)	-	(2,436,100)
Write-off	329,370	7,571	51,299	14,254	301	-	16,568	-	419,363
Transfer	4,001	(34)	113,533	-	4	-	(87)	-	117,417

Balances at December 31, 2009	(7,191,579)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,259,506)

Property, plant and equipment, net
Balances at December 31, 2007	2,198,821	1,166,159	1,368,120	290,398	209,978	59,785	524,637	498,957	6,316,855
Additions	(752,418)	(176,783)	(346,925)	(20,470)	(10,080)	8,802	(83,122)	1,593,508	212,512
Acquisition Telemig and Telemig Participações	199,291	77,749	180,373	15,180	7,501	3,055	57,134	154,904	695,187
Write-off	(29,786)	(8,681)	(799)	(19)	(393)	(1,290)	(7,396)	(1)	(48,365)
Transfer	715,812	218,767	362,226	20,116	2,346	-	78,032	(1,389,580)	7,719

Balances at December 31, 2008	2,331,720	1,277,211	1,562,995	305,205	209,352	70,352	569,285	857,788	7,183,908
Additions	(849,297)	(187,412)	(709,636)	(16,206)	(10,334)	30,696	(91,127)	1,204,407	(628,909)
Write-off	17,103	(1,493)	(20,778)	(52)	(231)	(334)	(2,610)	-	(8,395)
Transfer	1,009,681	369,018	138,806	20,343	2,850	550	100,520	(1,743,263)	(101,495)

Balances at December 31, 2009	2,509,207	1,457,324	971,387	309,290	201,637	101,264	576,068	318,932	6,445,109

(*) Handsets provided to costumers free of charge.

(**) The sum of depreciation costs and expenses is shown in “Depreciation”, in notes 23, 24 and 25.

The remaining balance in the transfers shown in the preceding table refers to transfers made between property, plant and equipment accounts and intangible assets accounts (note 13b).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

12.c) Depreciation rates

The annual depreciation rates are as follows:

Useful lives

	2009	2008	2007

Transmission equipment	5 to 7	5 to 10	5 to 10
Infrastructure	5 to 35	5 to 35	5 to 35
Switching equipment	5 to 7	5 to 10	5 to 10
Terminals	1.5	1.5 to 2	1.5 to 2
Buildings	25 to 35	25 to 35	25 to 35
Other assets	5 to 15	5 to 15	5 to 15

12.d) Interest on construction in progress

At the fiscal year ended on December 31, 2009, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$39,813 (R$40,460 at December 31, 2008).

12.e) Pledged Assets

At December 31, 2009, the subsidiaries had items of property, plant and and equipment offered as collateral in lawsuits in the amount of R$83,534 (R$105,866 at December 31, 2008).

	As of December 31,

	2009	2008

Tax	63,940	92,747
Labor and civil	19,594	13,119

Total	83,534	105,866

12.f) Rentals

The Company rents equipment and premises through a number of operating lease agreements that expire at different dates. Total annual rent expenses under these agreements was R$464,061, R$389,228 and R$300,891 for the years ended December 31, 2009, 2008 and 2007, respectively. Rental commitments, related primarily to facilities, including the future minimum rental payment, are as follows:

Year	Amount

Up to one year	639,220
More than one year to five years	2,461,515
More than five years	477,163

Total	3,577,898

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

13. INTANGIBLE ASSETS, NET

13.a) Breakdown

	As of December 31,

	2009			2008

		Accumulated			Accumulated
	Cost	amortization	Intangible net	Cost	amortization	Intangible net

Software use rights	4,851,880	(3,435,616)	1,416,264	3,974,243	(2,684,577)	1,289,666
Concession licenses	2,249,619	(903,450)	1,346,169	2,249,619	(751,018)	1,498,601
Location premium (Fundo do Comércio)	35,338	(26,906)	8,432	31,962	(23,569)	8,393
Other assets	52,438	(50,088)	2,350	48,378	(45,058)	3,320
Construction in progress	93,074	-	93,074	198,573	-	198,573

Total	7,282,349	(4,416,060)	2,866,289	6,502,775	(3,504,222)	2,998,553

In compliance with the provisions in accounting pronouncement CPC 01 – Reduction to the Recoverable Assets’ Value, the Company and its subsidiaries annually analyze the net book value of the intangible assets with the purpose of assessing events or changes in the economic, operating or technological circumstances which might indicate deterioration or loss on their recoverable value. Based on the analysis prepared by the Company and its subsidiaries, no provisions were required to be booked for assets’ recovery at December 31, 2009 and 2008. The premises adopted by the Company and its subsidiaries are described in note 3j.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

13.b) Changes

	As of December 31,

		Location premium
	Software use	Concession	(Fundo de		Construction in
	rights	licenses	Comércio)	Other assets	progress	Total

Cost
Balances at December 31, 2007	3,203,376	1,026,891	26,861	35,511	129,503	4,422,142
Additions	187,468	1,147,693	3,113	-	458,669	1,796,943
Acquisition Telemig and Telemig Participações	251,434	25,001	-	14,719	5,087	296,241
Write-off	(1,106)	-	-	-	-	(1,106)
Transfer	333,071	50,034	1,988	(1,852)	(394,686)	(11,445)

Balances at December 31, 2008	3,974,243	2,249,619	31,962	48,378	198,573	6,502,775
Additions	219,467	-	3,376	1,559	337,724	562,126
Write-off	(1,464)	-	-	-	-	(1,464)
Transfer	659,634	-	-	2,501	(443,223)	218,912

Balances at December 31, 2009	4,851,880	2,249,619	35,338	52,438	93,074	7,282,349

Amortization
Balances at December 31, 2007	(2,078,269)	(627,864)	(20,808)	(28,849)	-	(2,755,790)
Additions (*)	(444,546)	(103,471)	(2,897)	(5,186)	-	(556,100)
Acquisition Telemig and Telemig Participações	(162,595)	(19,645)	-	(14,719)	-	(196,959)
Write-off	901	-	-	-	-	901
Transfer	(68)	(38)	136	3,696	-	3,726

Balances at December 31, 2008	(2,684,577)	(751,018)	(23,569)	(45,058)	-	(3,504,222)
Additions (*)	(637,240)	(152,432)	(3,337)	(2,878)	-	(795,887)
Write-off	1,466	-	-	-	-	1,466
Transfer	(115,265)	-	-	(2,152)	-	(117,417)

Balances at December 31, 2009	(3,435,616)	(903,450)	(26,906)	(50,088)	-	(4,416,060)

Intangible net
Balances at December 31, 2007	1,125,107	399,027	6,053	6,662	129,503	1,666,352
Additions	(257,078)	1,044,222	216	(5,186)	458,669	1,240,843
Acquisition Telemig and Telemig Participações	88,839	5,356	-	-	5,087	99,282
Write-off	(205)	-	-	-	-	(205)
Transfer	333,003	49,996	2,124	1,844	(394,686)	(7,719)

Balances at December 31, 2008	1,289,666	1,498,601	8,393	3,320	198,573	2,998,553
Additions	(417,773)	(152,432)	39	(1,319)	337,724	(233,761)
Write-off	2	-	-	-	-	2
Transfer	544,369	-	-	349	(443,223)	101,495

Balances at December 31, 2009	1,416,264	1,346,169	8,432	2,350	93,074	2,866,289

(*) The sum of amortization costs and expenses are shown in “Amortization”, in notes 23, 24 and 25.

The remaining balances in the transfers shown in the preceding table refers to the transfers made between property, plant and equipment accounts and intangible assets accounts (note 12b).

13.c) Amortization rates

	Useful lives

	2009	2008	2007

Software use rights	5	5	5
Concession licenses	5 to 15	5 to 15	5 to 15
Other assets	5 to 15	5 to 15	5 to 15

14. DEFERRED CHARGES, NET

These refer to pre-operating expenses, Global Telecom (fully amortized in 2009) and network formation costs in the Northeast region, incurred prior to January 1, 2009, which are amortized for a period of 10 years, in the net amounts of R$29,864 and R$55,393 at December 31, 2009 and 2008, respectively, as permitted in Law no. 11.941, dated May 27, 2009. The deferred assets are also revised every year with the purpose of assessing their recoverability. Based on analysis prepared by Vivo, no provisions were required to be booked for recovery of assets at December 31, 2009 and 2008.

15. PAYROLL AND RELATED ACCRUALS

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	As of December 31

	2009	2008

Wages and salaries	70,449	98,098
Accrued vacation and social security charges	78,445	76,799
Accrued benefits	12,472	10,574

Total	161,366	185,471

16. TRADE ACCOUNTS PAYABLE

	As of December 31,

	2009	2008

Suppliers	2,170,586	2,848,620
Amounts to be transferred - long distance (a)	405,619	408,807
Interconnection and linking	324,078	231,015
Technical assistance – related parties	100,484	170,178
Other	52,820	67,704

Total	3,053,587	3,726,324

(a) The amounts refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance carriers .

17. TAXES PAYABLE

	As of December 31,

	2009	2008

Taxes:
ICMS	768,501	658,306
Current income and social contribution taxes	96,120	114,867
Deferred Income tax and social contribution(*)	28,837	27,887
PIS and COFINS	161,676	144,154
FISTEL	92,973	34,195
FUST and FUNTTEL	11,658	11,386
Other taxes, fees and mandatory contributions	20,008	16,926

Total	1,179,773	1,007,721

Legal liabilities (CVM 489/05):

PIS and COFINS (a)	3,216	35,070
(-) PIS and COFINS – Escrow deposits (a)	(2,496)	(27,167)
CIDE	80,933	80,693
(-)CIDE – Escrow deposits (b)	(62,625)	(57,004)
Fistel (c)	423,402	324,764
(-) Fistel – Escrow deposits (c)	(423,402)	(324,764)
Income Tax (d)	21,445	19,828
(-)Income Tax – Escrow deposits (d)	(21,445)	(19,828)
Other taxes, fees and mandatory contributions (e)	11,155	21,562

Total	30,183	53,154

Total	1,209,956	1,060,875

Current	892,893	785,603
Noncurrent	317,063	275,272

(*) Telemig reclassified from “Deferred and recoverable taxes” (note 7.1 and 28 ), in the assets, to deferred income and social contribution taxes, in the liabilities, the amount of R$11,700 for deferred income and social contribution taxes on accelerated depreciation, for fiscal year ended December 31, 2008. Such effect is included in the consolidated balances of 2008.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Taxes:

At December 31, 2009, the amount of R$271,611 (R$217,763 at December 31, 2008) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This Agreement indicates that the ICMS becomes due in the 49th month following the month in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal liabilities:

For purposes of the financial statements, the amounts of escrow deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a) PIS and COFINS

A delinquency notice was issued by the tax authority against Vivo (proceedings no. 19515.000.700/2003 -97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. By reason of for ordinary program for payment of tax debts into installments (Law no. 11.941, dated May 27, 2009), Vivo requested to discontinue the proceedings and to have the amounts due converted into income, with consequent release of the surplus amount. At December 31, 2008 the amounts of provisions and escrow deposits were R$24,671.

Law nº 9.718/98

At November 27, 1998, the calculation of PIS and COFINS was changed by Law no. 9718, which: i) increased the COFINS rate from 2% to 3%; ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the CSLL; and also iii) indirectly increased the COFINS and PIS owed by Vivo, by including revenues in excess of the total sales in their tax calculation basis.

By reason of the changes introduced by laws no. 10.637/02 and 10.833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

At December 31, 2009, Vivo has provisions booked for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$3,216 (R$10,399 at December 31, 2008). Based on IBRACON—Brazilian Board of Independent Auditors ’s Technical Communication no. 05/2009, at July 31, 2009, after a judicious evaluation supported by Vivo’s legal advisors, the amount of R$7,529 was reversed. The remaining court deposit is R$2,496, at December 31, 2009 and 2008.

b) CIDE

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. Its subsidiaries recorded the amount of R$80,933, at December 31, 2009 (R$80,693 at December 31, 2008), having deposited in court the amount of R$62,625 (R$57,004 at December 31, 2008).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

c) Telecommunications Inspection Fee - FISTEL

Telemig filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

The Company’s legal counsel considers the chances of losses in these lawsuits to be possible. Therefore, because this is considered a legal obligation, a provision was booked and escrow deposits were made in the total amount of R$423,402 at December 31, 2009 (R$324,764 at December 31, 2008).

d) IRRF on payments of Interest on shareholders’ equity – Telemig Participações

Telemig Participações (which was merged into the Company on November 13, 2009, note 1) filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF at source on its receipts of interest on shareholders’ equity of its subsidiary. Based on the opinion of the Company’s legal counsel, the referred lawsuits are classified as possible loss; therefore, because this is considered a legal obligation, at December 31, 2009 a provision was booked and deposits were made in court, totaling R$21,445 (R$19,828 at December 31, 2008).

e) Other taxes, fees and contributions

At December 31, 2009, its subsidiaries recorded the amount of R$11,155 (R$21,562 at December 31, 2008), referring to values related to tax delinquency notices issued for (i) ISS tax on personal property lease, ancillary activities and supplementary services; (ii) IRPJ on derivative transactions; (iii) INSS, (iv) ICMS tax and (v) PIS and COFINS.

Changes in the legal obligations for fiscal years ended December 31, 2009 and 2008 were as follows:

	Legal	(-)Escrow
	obligations	deposits	Total

Balance at 12.31.07	108,232	(71,419)	36,813
Additions, net of reversal	21,619	(27,345)	(5,726)
Addition of Telemig Participações at
03.31.08	338,933	(323,659)	15,274
Monetary restatement	13,133	(6,340)	6,793

Balance at 12.31.08	481,917	(428,763)	53,154
Additions, net of reversal	51,048	(95,777)	(44,729)
Monetary restatement	11,398	(9,957)	1,441
Transfer (*)	(4,212)	24,529	20,317

Balance at 12.31.09	540,151	(509,968)	30,183

(*) Amounts transferred to current taxes due to the adherence to the governmental tax program from which the company can pay certain disputed taxes up to 180 installments, as established by the Law No. 11,941, dated May 27, 2009.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

18. LOANS, FINANCING, AND DEBENTURES

a) Debt breakdown

a.1) Loans and Financing

				As of December 31,

Description	Currency	Interest	Maturity	2009	2008

BNDES	URTJLP(*)	TJLP + 4.3% p.a. to 4.6% p.a.	01/15/2010 to 08/15/2014	1,470,063	1,422,387
Banco Europeu de Investimentos - BEI	USD	4.18% p.a to 4.47% p.a.	03/01/2010 to 03/02/2015	635,066	741,301
Banco do Nordeste do Brasil - BNB	R$	10% p.a	01/29/2010 to 10/30/2016	587,627	361,590
Resolução 2770	R$	IGP-M + 9.45% p.a.	2/9/2010	176,016	156,703
Resolução 2770	USD	5.94% p.a	7/23/2010	95,327	155,708
Resolução 2770	JPY	2.60% p.a	1/18/2011	26,415	1,339,982
Working Capital				-	254,421
BNDES	UMBND(**)	8.85% p.a	01/15/2010 to 07/15/2011	4,327	9,491
Comissão BBVA		0.43% p.a.	03/01/2010 to 02/28/2015	188	272
Funding 3G Licenses - Anatel				-	1,196,137
Unsecured Sênior Notes				-	195,269
Others				-	96

Total				2,995,029	5,833,357

Current				688,397	2,006,972
Noncurrent				2,306,632	3,826,385

(*) URTJLP - Unit reference interest rate of long-term, used by National Economic and Social Development Bank - BNDES to finance contracts as the contract currency.

(**) UMBND - Currency, based on a basket of currencies used by BNDES to finance contracts as the contract currency.

Tranches of the facility borrowed from Northeast Economic and Social Development Bank (“BNB”) were released during fiscal year 2009, as follows: R$124,571 in May 2009, and R$134,775 in October 2009. With the tranche released in December 2008, in the amount of R$129,654, the total amount borrowed is R$389,000.

a.2) Debentures and Promissory Notes

				As of December 31,

Description	Currency	Interest	Maturity	2009	2008

Debentures (2nd Issue)	R$	104.2% to 120.0% of the CDI	5/4/2015	1,014,631	1,021,502
Debentures (3rd Issue)	R$	113.55% CDI	1/11/2010	232,279	-
Debentures (4th Issue)	R$	108.0% to 112.0% of the CDI	04/15/2010 to 10/15/2013	752,447	-
Debentures (4th Issue)	R$	IPCA + 7.00% p.a	10/15/2010 to 10/15/2014	74,911	-
Debentures (1st Issue Telemig)	R$	IPCA + 0.5% p.a	5/7/2021	59,600	56,923
Promissory notes	R$			-	1,091,374
Issuance costs	R$			(4,403)	-

Total				2,129,465	2,169,799

Current				266,256	1,112,876
Noncurrent				1,863,209	1,056,923

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

b) Repayment schedule

At December 31, 2009, the maturities of the long-term portion of loans and financing are as follows:

Year
2011	478,446
2012	537,094
2013	1,074,561
2014	525,894
2015	440,218
After 2015	1,113,628

Total	4,169,841

c) Loan covenants

Vivo has loans and financing borrowed from BNDES, the balance of which at December 31, 2009 was R$1,474,390 (R$1,431,878 at December 31, 2008). In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the contracts were met.

The SPM service agreement entered into by Telemig with the State Department of Economic Development (Minas Gerais state) (note 18.f2), the balance of which at December 31, 2009 was R$59,600 (R$56,923 at December 31, 2008), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At December 31, 2009, all covenants were fulfilled by Telemig.

d) Guarantees

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

d) Guarantees

At December 31, 2009, guarantees were granted for part of the Company’s loans and financing, according to the table below:

Banks	Amount of loan / financing	Guarantees
BNDES	R$1,470,063 (URTJLP) R$4,327 (UMBNDES)
• Contract VIVO R$1,441,234: Guarantee of receivables of between the debt balance or 4 (four) times the highest installment.
• Contract Vivo R$33,157: 15% of the receivables are pledged relating to service revenue
• Vivo Participações is intervening guarantor

European Bank of Investment – BEI	R$635,066	• Commercial risk guaranteed by BBVA Portugal
BNB	R$587,627
• Bank guarantee granted by Bank Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained
• Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment
• Vivo Participações is an intervening guarantor.

e) Promissory Notes

6th Issue

At July 24, 2009, 20 promissory notes were issued, in the value of R$25 million each, totaling R$500 million, bearing interests of 115.00% of the DI - Interfinancial Deposit rate.

The funds raised from such transaction were used in the full repayment of the principal amount of the debt represented by the 4th issue of promissory notes, in the face value of R$500 million.

At October 22, 2009, the promissory notes related to the referred issue were settled.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

f) Debentures

f.1) Fund raising by the company

2nd Issue

Within the scope of the First Securities Distribution Program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures related to the 2nd Issue of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years.

Such offering consisted of the issue in two series, R$200 million in the first series and R$800 million in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Custody and Settlement Agency - CETIP. The premium over the DI is re-set every 24 months.

In May 2009, the debentures of the 1 st Series of the 2 nd Issue of the Company, as approved by the Board of Directors of the Company on March 30, 2009, were rescheduled. The new effective term of remuneration is 24 months, counted from May 01, 2009 until May 01, 2011, during which time the remuneration conditions defined herein shall remain unchanged. During this second term of remuneration, the debentures of the 1st Series of the 2nd Issue of the Company shall be entitled to a remuneration of 120.0% of the average rate of the one-day Interfinancial Deposits – the DI over extra-group rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of remuneration of the debentures shall be made on November 01, 2009, May 01, 2010, November 01, 2010 and May 01, 2011.

Rescheduling of the debentures remuneration is expected to occur on May 01, 2011 (first series) and May 01, 2010 (second series).

3rd Issue

On December 2008, the Board of Directors approved the 3rd public issue, by the Company, of simple, unsecured debentures not convertible into stock, of one sole series, not required to be registered with the CVM in conformity with the terms of art. 5, item II, of CVM Instruction no. 400, since said debentures referred to one sole and indivisible lot of securities. The unit face value of the debenture was R$210 million at the issue date (“Unit Face Value”), with maturity date on January 11, 2010.

4th Issue

On September 04, 2009, the Board of Directors approved the 4th public issue, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issue was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight 810,000 debentures were issued in three (3) series, 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding (Market consulting mechanism made by the coordinator of the offering to pay the definition of securities / shares and the goodwill or negative goodwill on subscription price) procedure.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, a coupon of 7.00% per annum (on face value updated by the IPCA- Consumer Prices Index variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the Company and to supplement of the working capital of the Company.

The transaction costs in connection with this issue in the amount of R$4,403 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses of the Company (note 25), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

f.2) Fund raising by Telemig

1st Issue

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued, amounting toR$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series, valued atR$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais. At December 31, 2009, the total balance was R$59,600 (R$56,923 at December 31, 2008).

g) 3G Licenses Financing

At August 28, September 25, and October 22, 2009 Vivo settled the amounts owed to ANATEL for the 3rd generation, Band J, Width 10+10 Mhz Authorization Instruments, authorization period of 15 years, renewable only once for another 15 years, pursuant to the registration areas listed in the following table:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Term nº	Areas of Registration (States)	Amounts paid

21/2008/SPV – ANATEL	SP (sectors except 32 and 33 of the PGO)	243,407
17/2008/SPV – ANATEL	PR and SC	235,128
9/2008/SPV – ANATEL	RJ	219,334
18/2008/SPV – ANATEL	RS (sectors except 30 of the PGO)	178,033
7/2008/SPV – ANATEL	BA	84,292
15/2008/SPV – ANATEL	GO and TO	59,175
16/2008/SPV – ANATEL	DF	54,455
20/2008/SPV – ANATEL	AL, CE, PB, PE, PI and RN	48,915
19/2008/SPV – ANATEL	AM, AP, PA, MA and RR	42,845
10/2008/SPV – ANATEL	ES	33,973
13/2008/SPV – ANATEL	MT	32,057
14/2008/SPV – ANATEL	MS (sectors except 22 of the PGO)	26,889
8/2008/SPV – ANATEL	SE	13,484
12/2008/SPV – ANATEL	RO	12,249
60/2008/SPV – ANATEL	SP (sector 33 of the PGO)	6,511
11/2008/SPV – ANATEL	AC	3,918
61/2008/SPV – ANATEL	MS, GO E RS (sectors 22, 25 and 30 of the PGO)	3,792
59/2008/SPV – ANATEL	SP (sector 32 of the PGO)	2,647

Total		1,301,104

19. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

19.1) Breakdown

The breakdown of the balances of such provisions at December 31, 2009 and 2008 was as follows:

	As of December 31,

	2009			2008

		(-) Escrow			(-) Escrow
	Provisions	deposits	Net	Provisions	deposits	Net

Civil	167,954	(67,156)	100,798	170,675	(42,187)	128,488
Labor	78,875	(38,635)	40,240	72,687	(34,344)	38,343
Tax	31,314	(3,547)	27,767	30,799	(3,547)	27,252

Total	278,143	(109,338)	168,805	274,161	(80,078)	194,083

Current			70,396			91,136
Noncurrent			98,409			102,947

19.2) Changes:

The changes to the provisions for net contingencies, for fiscal years ended December 31, 2009 and 2008, were as follows:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	Civil	Labor	Tax	Total

Balance at 12. 31. 2007, net of the judicial deposits	150,743	41,909	6,752	199,404
Provisions recorded, net of reversals (note 24)	102,116	20,814	15,769	138,699
Payments	(129,854)	(15,049)	(1,821)	(146,724)
Monetary variation	1,044	-	6,552	7,596
Increase in judicial deposits	(2,253)	(13,596)	-	(15,849)
Addition of the da Telemig Participações at 03.31.08	6,692	4,265	-	10,957

Balance at 12. 31. 2008, net of the judicial deposits	128,488	38,343	27,252	194,083
Provisions recorded, net of reversals (note 24)	107,620	26,725	307	134,652
Monetary variation	(374)	-	771	397
Payments	(109,968)	(20,537)	(563)	(131,068)
Increase in judicial deposits	(24,968)	(4,291)	-	(29,259)

Balance at 12. 31. 2009, net of the judicial deposits	100,798	40,240	27,767	168,805

Current	65,580	3,673	1,143	70,396
Noncurrent	35,218	36,567	26,624	98,409

Also, the following is the legend related to the states of Brazil commented on this footnote:

DF – Distrito Federal
AC – State of Acre
AM- State of Amazonas
BA – State of Bahia
ES – State of Espírito Santos
GO – State of Goiais
MS – State of Mato Grosso do Sul
MT – State of Mato Grosso
PA – State of Paraná
RJ – State of Rio de Janeiro
RO – State of Rondônia
RR – State of Roraima
RS – State of Rio Grande do Sul
SC – State of Santa Catarina
SE – State of Sergipe
SP – State of São Paulo
TO – State of Tocantins

19.3. Tax Proceedings:

19.3.1. Probable Loss

a) ICMS

At December 31, 2009, Vivo (RJ, SP, AM and RR) was holding administrative and legal discussions on ICMS taxes that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$24,759 (R$23,554 at December 31, 2008).

b) Federal Taxes

At December 31, 2009, Vivo was holding administrative discussions on federal taxes (IRRF/IRPJ/PIS/COFINS) that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$2,824 (R$2,410 at December 31, 2008).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

On July 2, 2002, an infraction notice was issued against Telemig from the INSS relating to the joint liability for the collection of the INSS contribution from service providers and the 11% withholding tax as provided for in Law 9711/98. At December 31, 2009 and 2008, Telemig had provisions amounting to R$3,547 to cover the possible losses resulting from such infraction, grounded on the opinion of its legal advisors, and has made a court deposit amounting to R$5,799. The proceedings are pending decision in the administrative sphere.

c) Other Taxes

At December 31, 2009, Vivo was holding administrative discussions on other taxes amounting to R$184 (R$1,288 at December 31, 2008), which were provisioned based on the opinion of the Company and its legal advisors.

19.3.2.Possible Loss

Based on the opinion of its legal advisors, the Company Management believes that solving the issues listed below will not produce any material adverse effects on its financial condition.

At December 31, 2009, the total amounts involved were R$3,842,217 (R$2,870,094 at December 31, 2008), as described below:

a) State Taxes

The subsidiaries have several actions subject to administrative discussion (resulting from infraction notices) and legal discussions relating to ICMS taxes in the whole Brazilian territory, as described below:

  At December 31, 2009, Vivo’s legal discussion (DF, AC, PA, MS, MT, GO, RR, RO, TO and AM) totaled R$160,233 (R$109,220 at December 31, 2008), whose main subject matters are: i) ICMS taxes on occasional or supplementary services that are not characterized as telecommunications services; ii) ICMS taxes on international calls, originating in Brazil and going to foreign countries; iii) lack of proportional reversal of ICMS tax credits referring to the acquisition of fixed assets used in the provision of communication services and/or in the outflow of exempted or non-taxed goods; iv) ICMS taxes on provision of telecommunications services not for valuable consideration, characterized by the granting of credits to be consumed in the pre-paid service plan; v) non-inclusion, in the ICMS computation base, of the fine and delinquent interest charged from defaulting customers; vi) presumed noncompliance with accessory obligations; vii) other taxes relating to the marketing of goods; viii) delinquent fine and spontaneous infraction notice; ix) ICMS on the non-payment of taxes referring to tax substitution by later operations; x) ICMS on electric energy credits; xi) ICMS resulting from the difference in the tax determined by Embratel in the DETRAF document; xii) ICMS on the canceling of telecommunications services provision; and xiii) presumed sales with conditioned discounts.

  At December 31, 2009, Vivo (PR) proceedings totaled R$6,852 (R$7,267 at December 31, 2008), whose main subject matter is the payment of ICMS tax in arrears and crediting relating to fixed assets.

  At December 31, 2009, Vivo (BA) proceedings totaled R$51,577 (R$43,040 at December 31, 2008), whose main subject matters are: i) lack of proportional reversal of ICMS tax credit referring to the acquisition of fixed assets, electric energy and switching services as a result of provision of non-taxed communication services; ii) lack of reversal of ICMS tax credits relating to outflow of equipment as rental and loan for use; iii) payment of ICMS taxes in arrears in the period from February to March 1998; iv) ICMS assessing on supplementary communication services; v) lack of reversal of ICMS tax credit relating to long-distance calls and call center; vi) ICMS taxes on services enabling; and vii) ICMS tax credits of amounts reversed by virtue of customer complaints.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

  At December 31, 2009, Vivo (SE) proceedings totaled R$33,167 (R$35,406 at December 31, 2008), whose main subject matters are: i) lack of proportional reversal of ICMS tax credit referring to the acquisition of fixed assets, electric energy and switching services provision of non-taxed communication services; ii) lack of reversal of ICMS tax credits relating to outflow of equipment as rental and loan for use; iii) ICMS taxes on the outflow of goods on a consigned basis; and iv) ICMS tax assessing on “supplementary communication services”.

  At December 31, 2009, Vivo (ES) proceedings totaled R$3,691 (R$7,019 at December 31, 2008), whose main subject matters are: i) undue ICMS tax credit; and ii) accessory obligations in relation to the bookkeeping of invoices.

  At December 31, 2009, Vivo (RJ) proceedings totaled R$183,158 (R$150,268 at December 31, 2008), whose main subject matters are: i) ICMS taxes assessing on “supplementary communication services”; ii) ICMS on services enabling; iii) ICMS on calls originating from administrative and testing terminals; iv) ICMS assessing on services provided to other telecommunications operating companies referring to certain customers that are not beneficiaries of exemption; v) ICMS on international calls; vi) lack of proportional reversal of ICMS tax credit relating to the acquisition of fixed assets; vii) ICMS on provision of telecommunications services not for valuable consideration; viii) ICMS credit relating to electric energy; ix) ICMS on the provision of telecommunications-related services; x) ICMS on the FECP additional amount, resulting from the provision of telecommunications-related services; and xi) disallowance of ICMS tax incentives referring to cultural projects and fines.

  At December 31, 2009, Vivo (RS) proceedings totaled R$22,550 (R$28,047 at December 31, 2008), whose main subject matters are: i) ICMS payment in arrears; and ii) ICMS on electric energy.

  At December 31, 2009, Vivo (SP) proceedings totaled R$149,953 (R$118,685 at December 31, 2008), whose main subject matters are: i) undue ICMS credits; ii) undue credit relating to the entry of amounts as untimely credits; iii) ICMS credits of reversed amounts by virtue of customer complaints (Cooperation Agreement 39/01); and iv) ICMS on discounts considered as unconditioned.

  At December 31, 2009, Vivo (SC) proceedings totaled R$685 (R$3,876 at December 31, 2008) whose main subject matters are: i) tax credit allocation at a higher limit than that established by the Brazilian tax law, relating to the inflow of goods whose outflow enjoys the computation base reduction benefit; and ii) fine for noncompliance with a legal obligation.

  Telemig is holding legal discussions on ICMS taxes assessing on equipment rental, contractual fines and on loan interest, whose proceedings relating to the first two discussions are pending the processing of a Special Appeal and an Extraordinary Appeal, and the latter is pending decision on a lower-level court; at December 31, 2009 the amount involved was R$12,388 (R$7,481 at December 31, 2008).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

b) Federal Taxes

The Company and its subsidiaries are involved in several tax actions on a federal level in the whole national territory, as described below:

  Vivo is involved in an administrative discussion relating to the increase in the PIS computation base that totaled R$514 at December 31, 2009 (R$8,580 at December 31, 2008). The proceedings are pending highest-level administrative decision.

  Vivo is involved in an administrative discussion relating to a COFINS infraction notice amounting to R$9,882 at December 31, 2009 (R$9,663 at December 31, 2008), referring to deductions relating to losses incurred with derivative operations when determining the computation base for that contribution. The discussion is pending decision by the Brazilian Ministry of Finance’s Taxpayers Committee.

  Vivo was given tax infraction notices totaling R$159,666 at December 31, 2009 (R$148,467 at December 31, 2008), whose subject matters are: i) use of part of the negative computation base of the CSLL determined in fiscal 1997 by the company that gave origin to it through split-off; ii) presumed underpayment of IRPJ and CSLL because the tax inspectors did not recognize certain expenses as deductible; iii) alleged underpayment of IRRF in remittances made to foreign countries; and iv) adjustments of IRPJ and CSLL computation bases as a result of a reduction in the tax losses stated by the company. The discussions relating to the aforementioned proceedings are being held in an administrative sphere.

  Vivo was given tax infraction notices totaling R$67,311 at December 31, 2009 (R$42,129 at December 31, 2008), relating to IRPJ, CSLL, PIS, COFINS and IRRF, whose subject matters are: i) undue offsetting of non-operating tax losses with operating profits determined in a later period; ii) presumed tax underpayment; iii) non-confirmation of withholding tax on financial investments in the DIRF; and iv) isolated fine on the recorded/stated amount versus paid amount.

  Vivo is involved in administrative and legal discussions totaling R$17,569 at December 31, 2009 (R$18,937 at December 31, 2008), relating to underpayment of IRPJ, CSLL, PIS and COFINS, in view of the illegal proportional tax assessment, considering the disregard in relation to the occurrence of spontaneous infraction notice. Vivo is involved in discussions exclusively relating to the occurrence of spontaneous infraction notice of those taxes.

  Vivo is involved in administrative and legal discussions with a view to challenging debit balance of the tax debt referring to IRPJ, CSLL, PIS, COFINS and IRRF. Those are debts activated in the SIEF system because of statements rendered by the particular taxpayer (DCOMP – Compensation Statement and PER/DCOMP – Compensation Statement sent electronically), not confirmed by the Brazilian Internal Revenue Service. They are pending the completion of the administrative proceedings and final decision on a judicial level. At December 31, 2009, the amount involved was R$432,388 (R$197,864 at December 31, 2008).

  Vivo was given a tax infraction notice amounting to R$311,090 at December 31, 2009 (R$299,101 at December 31, 2008) relating to the collection of presumed IRPJ and CSLL debits, relating to the presumably undue amortization of the premium determined in the acquisition of shares in the Companhia Riograndense de Telecomunicações (“CRT”) in calendar years 1997 and 1998. Such requirement is pending decision on appeal by the Brazilian Ministry of Finance’s Taxpayers Committee.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

  Telemig was given infraction notices owing to IRPJ underpayment, including fine and denial of request for refunding and offsetting of credits determined as a result of overpayments in relation to IRPJ estimates. In one of the proceedings in October 2009, a favorable decision was rendered by the First Chamber of Tax Appeals, which caused the proceedings to be reclassified as remote. In all other cases, the discussion is being held on an administrative level pending a final decision. For those cases, the amount involved at December 31, 2009 was R$30,767 (R$36,995 at December 31, 2008).

  Vivo Participações is involved in an administrative discussion relating to the presumed underpayment of IRRF on a remittance made to a foreign country. The total amount at December 31, 2009 was R$22,536 (R$20,923 at December 31, 2008).

  In May 2007, Vivo Participações was subjected to fiscal execution amounting to R$32,452 at December 31, 2009 (R$29,905 at December 31, 2008), relating to the requirement resulting from the non-homologation of the offsetting statement with a negative IRPJ balance in calendar year 2000, fiscal 2001. This case is pending decision of the lower level court. In an addendum about the same theme, Vivo Participações proposed an annulment action with a view to challenging the infraction notice, being reviewed by the Federal Court in São Paulo.

  Vivo Participações is involved in an administrative discussion relating to the infraction notices given to its merged company Tele Leste Celular Participações S.A., amounting to R$6,793 at December 31, 2009 (R$6,385 at December 31, 2008). The tax authorities claim income tax underpayment, as a result of an excess in the allocation made to Northeast Investment Fund (“FINOR”), Amazon Investment Fund (“FINAM”) and Economic Recovery Fund of the Espírito Santo (“FUNRES”) as determined in an audit procedure of Income Tax Return Review – excess allocation to tax incentives. This case is pending decision of the second administrative level.

  Vivo Participações is involved in an administrative discussion relating to infraction notices whose subject matters are: i) non-deductibility of JSCP considering the mismatch with current information in the DIRF of withholding tax amounts for beneficiaries of financial income; ii) presumed underpayment of estimated IRPJ and CSLL; and iii) adjustments of IRPJ and CSLL computation bases. The discussions relating to the aforementioned proceedings are being held on an administrative level. At December 31, 2009, the amount involved was R$97,353 (R$90,802 at December 31, 2008).

  Vivo Participações is involved in administrative and legal discussions with a view to challenging debtor balances related to tax debits referring to IRPJ, CSLL, PIS, COFINS and IRRF. Those are debits activated in the SIEF system because of statements rendered by the particular taxpayer (DCOMP and PER/DCOMP), not confirmed by the Brazilian Internal Revenue Service. Discussions are pending the completion of the administrative discussion and final decision on a legal level. At December 31, 2009 the amount involved was R$172,077 (R$3,704 at December 31, 2008).

  The Company is involved in discussions relating to the return to its customers of amounts liquidated as contributions to COFINS) and PIS.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

  FUST: ANATEL, through Amendment 7, of December 15, 2005, stated its understanding that: (i) “The revenues, among others, to be passed on to telecommunications service providers as compensation for the interconnection and the use of the resources of their networks cannot be excluded from the computation basis of FUST contributions,” and (ii) “The revenues, among others, received from telecommunications service providers as compensation for the interconnection and the use of the resources of their networks cannot be excluded from the computation basis of FUST contributions.”

  Considering that the second part of the Amendment is not in accordance with the provisions of the sole paragraph of article 6 of Law 9998, of August 17, 2000, Vivo filed an injunction challenging the legality of such requirement, and a favorable decision was rendered by the Lower Court. A decision from the Court of Appeals is still pending.

  In January 2006, Telemig also filed an Injunction for the purposes of protecting its legitimate rights to continue paying the FUST amount without any extension of the computation basis not provided in law.

  At December 31, 2009 Vivo’s amounts totaled R$331,704 (R$225,549 at December 31, 2008) and Telemig amounts totaled R$62,595 (R$33,102 at December 31, 2008).

  The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings, both on the administrative and legal levels.

  FUNTTEL: Vivo and Telemig filed injunctions to the President of FUNTTEL’s Management Board and the Interim Secretary of the Brazilian Ministry of Communications to ensure their certain and liquid right to compute and pay FUNTTEL contributions, under the terms of Law 10052, of November 28, 2000, without the inclusion of the transfer amounts received as interconnection provision and use of resources integrating their networks, as provided in article 6, paragraph 4 of Decree 3737, of January 30, 2001, and a preliminary order was issued in this regard. In October 2008, the sentence rendered by the Lower Level Court was favorable to the operating companies. Therefore, in view of the sentence of the Lower Court, the enforcement of FUNTTEL on interconnection revenues is suspended.

  The Brazilian Ministry of Telecommunications has issued notices of assessment of FUNTTEL in relation to interconnection revenues. The legal advisers of the subsidiaries had an administrative objection that is still pending judgment.

  At December 31, 2009, Vivo’s amount totaled R$151,625 (R$106,101 at December 31, 2008) and Telemig’s is R$20,105 (R$19,201 at December 31, 2008).

  The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings, both on the administrative and legal levels.

  FISTEL: Vivo holds authorizations granted by the Government through an Authorization Form to explore the Personal Mobile Service for an undetermined period; and other authorizations to use frequencies on a primary basis, for the period remaining from the first license, which may be extended for another fifteen years.

  Upon the extension of the right to use radiofrequency associated to the exploration of the personal mobile service, ANATEL collects the TFI relating to the issuance of new licenses assessing on Cell Sites, mobile stations, and radio-loops.

  Such collection is a result of ANATEL’s understanding that article 9, item III of Resolution 255 would apply to such case, so that the extension would be the taxable event of the TFI. As the Company understands that TFI collection on mobile stations is undue, Vivo is holding administrative discussions with ANATEL, which are still pending judgment.

  At December 31, 2009, said amount totaled R$976,316 (R$827,020 at December 31, 2008).

  As Telemig also understands that the TFI collection on mobile stations is undue, when the Company received the official letter on period extension, together with the collection slip of said tariff Telemig filed a refutation action, which is still pending judgment. At December 31, 2009, said amount totaled R$118,402 (R$108,789 at December 31, 2008).

  The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

  EBC – Contribution to Public Broadcasting Investment:

  On May 26, 2009, SINDITELEBRASIL - Trade Union for Telephony and Mobile and Personal Service Companies, filed an Injunction challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law 11652/08. No preliminary Order was issued, and Vivo and Telemig, operating companies affiliated to said Trade Union, obtained legal authorization to deposit the amount in question, which, at December 31, 2009 totaled R$63,377. At present, the proceeding is pending decision from the Lower Level Court.

  INSS: On July 02, 2002, Telemig was given an infraction notice from the INSS, relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding tax provided for in Law 9711/98. The total amount at December 31, 2009 was R$35,329 (R$33,726 at December 31, 2008). At December 31, 2009, Telemig had booked a provision in the amount of R$3,547 in order to cover possible losses arising out of the above mentioned infraction notice, substantiated by the opinion of its legal advisors (note 17.3b) .

  Other cases: Vivo has other cases deemed to be possible losses totaling R$2,898 at December 31, 2009 (R$3,046 at December 31, 2008).

c) Municipal Taxes

Vivo is involved in several municipal tax proceedings as described below:

  As Vivo understands that the granting to use telecommunications networks is a communication service subject to ICMS tax payment, and not a rental of personal property, the Company was given an infraction notice in the municipalities of Salvador and Porto Alegre, whose administrations demand the payment of ISS on the tariff of use of the mobile network (TUM). At December 31, 2009 said amount totaled R$57,345 (R$56,910 at December 31, 2008). The administrative discussion conducted in Salvador is pending decision from the Court of Appeals. In Porto Alegre, the decision was favorable to Vivo.

  Vivo is involved in an administrative discussion relating to the ISS in other municipalities that totaled R$37,869 at December 31, 2009 (R$32,886 at December 31, 2008), whose main subject matters are: i) ISS on supplementary telephony services, on value added to telephony, publicity/advertising, enabling, caller ID and telephony subscription services; and ii) non withholding of ISS on consulting services provided by TISA (Telefónica International) to Vivo.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The proceedings are under discussion, some of them on the administrative level and others on the legal level.

19.4. Civil Proceedings

19.4.1. Probable and possible losses

Civil proceedings include civil claims, on several levels, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

a) Consumers

The Company and its subsidiaries are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim noncompliance with services and/or products sold. On an individual basis, none of those proceedings is considered material.

At December 31, 2009, based on the opinion of its external legal advisors, R$145,756 (R$151,692 at December 31, 2008) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$492,819 (R$459,594 at December 31, 2008).

b) ANATEL

The subsidiaries are facing several administrative proceedings filed by ANATEL relating to noncompliance with the Regulation regarding the SMP. At December 31, 2009 R$17,464 (R$15,369 at December 31, 2008) was provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$7,570 (R$12,916 at December 31, 2008).

c) Other cases

They refer to proceedings of other natures, all of them relating to the normal business course. At December 31, 2009, based on the opinion of its external legal advisors, R$4,734 (R$3,614 at December 31, 2008) was provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$41,783 (R$21,976 at December 31, 2008).

19.5. Labor Claims

They include several labor claims, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$205,501 (R$193,462 at December 31, 2008).

19.6. Guarantees

The Company posted guarantees to proceedings of a tax, civil and labor nature, as follows:

	Property and	Escrow	Letter
Process	Equipment	deposits	Guarantee	Total

Tax	63,940	3,547	280,570	348,057
Civil and labors	19,594	105,791	9,698	135,083

Total	83,534	109,338	290,268	483,140

In addition to the above mentioned guarantees, at December 31, 2009, the Company and its subsidiaries had amounts recorded as guarantee of lawsuits (blocked deposits in court) totaling R$53,979.

19.7. Tax Audits

According to the current Brazilian law, federal, state and municipal taxes and social contributions are subject to review by the proper authorities for periods ranging from 5 to 30 years.

20. OTHER LIABILITIES

	As of December 31,

	2009	2008

Deferred revenues	518,642	451,772
Reverse stock split (a)	246,930	244,090
Provision for assets retirement obligation (b)	153,739	183,387
Provision for customer loyalty program	65,591	117,590
Provision for pension fund	15,693	12,372
Payables to related parties	1,180	3,906
Others	9,576	9,260

Total	1,011,351	1,022,377

Current	834,824	820,233
Noncurrent	176,527	202,144

a) This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

b) This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the sites (locations for installation of Radio Base Stations – RBS of the subsidiaries) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

21. SHAREHOLDERS’ EQUITY

a) Capital Stock

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of 750,000,000 shares (authorized capital), either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At a Meeting of the Board of Directors held on February 12, 2009, an increase of the capital stock in the amount of R$189,896 was approved, which corresponds to the tax benefit of the incorporated goodwill for fiscal year 2008 (note 28 (d)).

At a Special Shareholders’ Meeting held on July 27, 2009, a capital increase was approved in the amount of R$1,879,728, upon issue of 26,374,793 book-entry shares, arising out of the exchange of shares with the minority shareholders of Telemig Participações (note 1d), of which 993,854 are common shares and 25,380,793 are preferred shares, all of them registered and with no face value.

At December 31, 2009, the subscribed and paid-up capital stock of the Company was R$8,780,150 (R$6,710,526 at December 31, 2008), represented by shares with no face value, distributed among the shareholders as follows:

	Number of shares as of
	December 31,

	2009	2008

Shares outstanding
Common	137,269	134,151
Preferred	262,321	233,245

Total	399,590	367,396

b) Capital Reserves

b.1) Goodwill reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

b.2) Special Goodwill Reserve

This reserve was booked as a result of the corporate reorganization processes described in note 7.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special goodwill reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, with the issue of new shares. The capital increase is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class of share, at the time of the issue, with the amounts paid upon the exercise of such right to be directly delivered to the controlling shareholder, pursuant to the provisions in CVM Instruction no. 319/99.

The Meeting of the Board of Directors held on February 12, 2009 approved a capital increase of R$189,896, representing the tax benefit of the incorporated goodwill reserve for fiscal year 2008, with the issue of 5,819,678 new shares, of which 2,124,989 were common shares and 3,694,689 were preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Participações S.A.. With the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no new capitalizations relating to these specific tax benefits in the future.

b.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., which occurred on February 22, 2006.

c) Profit Reserves

c.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

c.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations. This reserve is supported by a capital budget approved at the shareholders’ meetings.

c.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 which occurred in that company.

d) Retained Earnings

At a General and Special Shareholders’ Meeting, held on March 19, 2009, the allocation of the net profit for fiscal year 2008 was approved, in the amount of R$399,901, of which R$19,995 were applied to the Legal Reserve and R$379,906 as dividends and interest on capital: R$161,113 as interest on shareholders’ equity, gross value (R$136,946, net of withholding income tax) and R$218,793 as dividends (R$215,640 originally from retained earning and 3,153 from reserve for expansion). Additionally, R$46,892 transferred from reserve from expansion were allocated as supplementary dividends.

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

e) Dividends and Interest on shareholders’ equity

The General and Special Shareholders’ Meeting, held on March 19, 2009, approved the payment of interest on shareholders’ equity, gross value, in the amount of R$161,113 (R$136,946, net of withholding income tax) and of dividends, in the amount of R$265,685.

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

income for the fiscal year, calculated in accordance with article 202 of Law no. 6.404/76, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

e.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or

e.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

Effective December 2, 2009, the effective date of the Commencement of payment of dividends for the year ended 2008, holders of preferred shares have lost their right to full voting because the interest on shareholders’ equity added to the value of dividends per share totaling the statutory minimum value. This was deliberated at the Annual General Meeting at March 19, 2009.

Interest on shareholders’ equity and dividends not claimed by the shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

At December 31, 2009 and 2008, the proposed dividends were calculated as follows:

	As of December 31,

	2009	2008

Consolidated net income for the year	857,486	389,683
Consoldation adjustments
Unclaimed dividends and interest on	4,771	10,218
shareholders’ equity
Tax incentives in subsidiaries	9.137	-

Net income for the year of the controlling	871,394	399,901
company

Appropriation to legal reserve	(43,569)	(19,995)

Adjusted net income	827,825	379,907

Minimum dividend (25% on adjusted net income)	206,956	94,977

Proposed interest on shareholders’ equity: (gross)	104,136	161,113
Withholding income tax	(15,620)	(24,167)

Proposed interest on shareholders’ equity (net)	88,516	136,946

Proposed dividend	723,689	218,793
Proposed additional dividend	6,676	46,892

Proposed dividend and interest on
shareholders’ equity	818,881	402,631

1) Distribuition of interest on shareholders’equity
Number of common and preferred shares (excluded
treasury shares)	399,590,102	367,395,631
Gross interest on shareholders' equity proposed per
share (R$)	R$0.2606	R$0.4385
Net interest on shareholders' equity proposed per
share (R$)	R$0.2215	R$0.3727

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

2) Distribution of dividends
Proposed dividends for the common shares(R$)	250,898	97,012
Proposed dividends for the preferred shares(R$)	479,467	168,673

Total	730,365	265,685

Number of shares
Common shares	137,269,188	134,150,345
Preferred shares (excluded treasury shares)	262,320,914	233,245,286

Dividend per share

Common shares	R$1.8278	R$0.7232
Preferred shares	R$1.8278	R$0.7232

22. NET OPERATING REVENUE
	Years ended December 31,

	2009	2008	2007

Subscription and use	10,477,815	10,013,953	8,000,754
Interconnection	6,301,586	6,140,301	5,109,277
Data and value-added services	2,971,276	2,049,801	1,330,552
Other services	188,760	244,121	98,008

Gross revenue from service	19,939,437	18,448,176	14,538,591

Value-added tax on services (ICMS)	(3,439,788)	(3,114,869)	(2,447,298)
Discounts granted	(760,380)	(812,745)	(474,139)
PIS and COFINS	(725,839)	(669,788)	(521,963)
Service Tax ISS	(7,735)	(5,478)	(5,893)

Net operating revenue from services	15,005,695	13,845,296	11,089,298

Gross revenue from handsets and
accessories	2,932,237	3,258,070	3,105,703

Discounts granted	(966,479)	(1,009,701)	(1,144,698)
Value-added tax on services (ICMS)	(296,801)	(308,298)	(242,994)
PIS and COFINS	(167,712)	(196,994)	(167,791)
Returns of goods	(143,754)	(118,709)	(147,024)

Net operating revenue from sale of
handsets and accessories	1,357,491	1,624,368	1,403,196

Total net operating revenue	16,363,186	15,469,664	12,492,494

There was not any customer who contributed more than 10% of the gross operating revenue for the fiscal years ended December 31, 2009, 2008 and 2007.

23. COST OF GOODS SOLD AND SERVICES RENDERED

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Years ended December 31,

	2009	2008	2007

Interconnection	(2,313,193)	(2,146,713)	(1,618,216)
Depreciation	(1,856,285)	(1,424,640)	(1,088,673)
Taxes and contributions	(860,116)	(656,199)	(498,801)
Outside services	(630,142)	(539,718)	(425,753)
Amortization	(429,825)	(282,353)	(290,250)
Rent, insurance and condominium fees	(359,608)	(281,509)	(209,923)
Leased lines	(313,046)	(255,441)	(226,190)
Personnel	(144,274)	(120,108)	(102,941)
Other consumables	(34,080)	(30,449)	(65,709)

Cost of services rendered	(6,940,569)	(5,737,130)	(4,526,456)
Cost of goods sold	(2,011,001)	(2,441,894)	(2,096,834)

Total	(8,951,570)	(8,179,024)	(6,623,290)

24. SELLING EXPENSES

	Years ended December 31,

	2009	2008	2007

Outsourced services	(2,137,934)	(1,913,309)	(1,635,977)
Depreciation	(458,038)	(433,211)	(408,439)
Advertising	(427,726)	(443,616)	(323,660)
Costumer loyalty and grants	(420,722)	(429,216)	(310,856)
Personnel	(404,663)	(338,229)	(302,310)
Allowance for doubtful accounts	(213,235)	(303,845)	(365,740)
Amortization	(90,361)	(90,036)	(48,727)
Rent, insurance and condominium fees	(76,396)	(66,115)	(66,439)
Other supplies	(128,347)	(89,478)	(70,635)

Total	(4,357,422)	(4,107,055)	(3,532,783)

25. GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31

	2009	2008	2007

Outsourced services	(491,107)	(463,419)	(529,091)
Personnel	(326,860)	(298,815)	(266,462)
Amortization	(275,701)	(190,336)	(210,492)
Depreciation	(121,777)	(106,036)	(98,040)
Rent, insurance and condominium fees	(87,884)	(83,061)	(79,510)
Other supplies	(30,861)	(22,511)	(23,600)

Total	(1,334,190)	(1,164,178)	(1,207,195)

26. OTHER OPERATING INCOME (EXPENSES), NET

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Years endend December 31,

	2009	2008	2007

Recovered expenses	376,330	159,421	180,682
Fines	111,246	103,582	67,559
Shared infrastructure – EILD	138,796	95,017	52,764
Rental properties	16,349	13,277	-
Amortization of goodwill, net of realization
of the provision for losses on
investments	-	(411,088)	(311,676)
Provision for contingencies, net	(134,652)	(138,699)	(184,594)
FUST	(84,994)	(75,665)	(60,682)
PIS e COFINS (a)	(53,371)	(64,241)	(51,979)
ICMS on other expenses	(57,706)	(48,034)	(60,387)
FUNTTEL	(42,459)	(37,802)	(30,376)
Amortization of deferred charges	(25,529)	(36,484)	(35,871)
Other taxes, fees and mandatory
contributions	(13,133)	(13,893)	(32,970)
Sale and provision for loss on assets	(6,187)	(31,300)	(20,581)
Other income (expense),	16,122	16,048	(21,331)

Total	240,812	(469,861)	(509,442)

a) These refer to PIS and COFINS on other operating income, such as: fines, infrastructure sharing expenses, EILD and others.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

27. FINANCIAL EXPENSES, NET

	Years ended December 31,

	2009	2008	2007

Financial income:
Income from short-term investment	169,981	271,244	138,551
Other income from financial operations	72,373	74,460	70,119
PIS and COFINS on financial income (a)	(42,539)	(41,507)	(22,848)

Total	199,815	304,197	185,822

Financial expenses:
Loans, financing and debentures	(430,646)	(433,450)	(294,232)
Derivative transactions	(86,820)	(192,580)	(222,437)
Discounts granted	(33,991)	(39,134)	(30,487)
Charges 3G licenses	(104,967)	(163,214)	-
CPMF	-	(1,769)	(62,722)
Other financial transactions	(45,480)	(51,200)	(54,818)

Total	(701,904)	(881,347)	(664,696)

Monetary and exchange variations:
Derivative transactions	(489,515)	840,913	(286,978)
Loans and financing	486,600	(841,552)	296,138
Suppliers and other transactions	33,711	(78,565)	1,375

Total	30,796	(79,204)	10,535

Effects of Fair Value and Adjustments to
present value
Loans and financing	(146,248)	154,415	5,155
Derivative transactions	122,544	(128,843)	241
Other operations	7,768	(6,917)	154

Total	(15,936)	18,655	5,550

Financial expenses, net	(487,229)	(637,699)	(462,789)

a) These refer to PIS and COFINS levied on interest on shareholders’ equity received from the subsidiaries.

28. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries record provisions for income and social contribution taxes monthly on an accrual basis and pay the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences and tax loss carryforwards and negative base of social contribution calculated based on the 34% rate.

a) Components of income taxes

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The composition of expenses on income and social contribution taxes is shown below:

	Years ended December 31,

	2009	2008	2007

Income and social contribution tax credit acquired -
restructuring	(325,144)	(308,863)	(287,737)
Income and social contribution tax	(241,825)	(51,630)	(18,174)
Deferred income and social contribution tax	(23,484)	(109,009)	49,086

Total	(590,453)	(469,502)	(256,825)

b) Reconciliation of effective tax rate

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising from the goodwill, and the amounts calculated by application of the official rates combined to a rate of 34%:

	Years ended December 31,

	2009	2008	2007

Income before taxes	1,473,587	911,847	156,995

Tax credit at combined statutory rate (34%)	(501,019)	(310,028)	(53,378)
Benefit from deductibility of interest attributed to
shareholders´equity	35,406	58,808	-

Permanent additions (exclusions):
Goodwill amortization	11,819	(135,134)	(105,970)
Grants received by subsidiaries, fines, souvenirs,
pension plans and write-off of inventory	(21,898)	(23,942)
Tax benefit over SUDENE and SUDAM	(9,137)	(3,589)	-
Other exclusions	(32,067)	(40, 222)	(94,602)
Unrecognized tax loss	(73,557)	(15,395)	(2,875)

Tax expense	(590,453)	(469,502)	(256,825)

As described in note 3.r), Telemig and Vivo are entitled to tax reduction benefit of 75% on the taxable profit calculated based on the profit earned from activities in the tax incentive areas within the scope of the Superintendency for the Development of the Northeas -t SUDENE (North of Minas Gerais and Vale do Jequitinhonha) and Superintendency for the Development of the Amazon - SUDAM (States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima), respectively.

c) Composition of deferred income tax assets

The breakdown of deferred income and social contribution taxes is as follows:

	As of December 31,

	2009	2008

Income and social contribution taxes loss carryforwards (i)	1,041,994	1,131,195
Tax credit acquired - restructuring (ii)	591,850	916,994
Tax credits on temporary differences: (iii)
Contingencies and legal liability	227,842	202,983

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Useful life differences - depreciation	222,405	143,431
Provision for future payment to suppliers	151,324	155,185
Doubtful accounts	110,494	131,685
Valuation allowance and provision for losses- fixed assets	99,754	108,566
Employee profit sharing	23,851	33,163
Customer loyalty program	22,301	39,980
Obsolescence	12,210	14,478
Derivative contracts	9,962	28,974
Other amounts	84,984	40,015

Total deferred taxes	2,598,971	2,946,649

Current	796,460	1,120,523
Noncurrent	1,802,511	1,826,126

Telemig reclassified the amount of R$11,700 of deferred income and social contribution taxes levied on the accelerated depreciation, for fiscal year ended on December 31, 2008, for “Taxes, charges and contributions” liabilities (note 17). Such effect is shown in the consolidated balances of 2008.

The amount recorded in the current assets refers to the estimated reversal of temporary differences, use of tax losses and tax credit acquired - restructuring expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

(i) Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$688,023 (R$688,572 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

(ii) Tax credit acquired - restructuring: represented by the net balance of goodwill and provision for maintenance of the integrity of the shareholders’ equity (note 28(d)). Realization occurs proportionally to the amortization, for tax purpose, of the goodwill in its subsidiaries, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

(iii) Tax credits on temporary differences: their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions.

The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$154,757 (R$155,481 at December 31, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

d) Tax credit acquired - restructuring

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Prior to the mergers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possible deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which were as follows:

	As of December 31,

	2009			2008

	Goodwill	Provision	Net tax benefit	Goodwill	Provision	Net tax benefit

Telemig Celular Participações S.A. - Corporate Restructuring	1,251,945	(826,283)	425,662	1,485,172	(980,214)	504,958
Global Telecom S.A. - Acquisition	302,066	(199,364)	102,702	416,503	(274,892)	141,611
Telemig Celular S.A. - Corporate Restructuring	113,501	(74,911)	38,590	133,896	(88,372)	45,524
Tele Centro Oeste Celular Participações - Acquisition	46,540	(30,716)	15,824	251,582	(166,044)	85,538
Tele Leste Celular Participações S.A. - Privatization	26,687	(17,615)	9,072	58,856	(38,846)	20,010
Telesp Celular S.A. - Privatization	-	-	-	292,668	(193,161)	99,507
Telemig Celular S.A. - Privatization	-	-	-	58,371	(38,525)	19,846

Total	1,740,739	(1,148,889)	591,850	2,697,048	(1,780,054)	916,994

The changes in tax credits for fiscal years ended on December 31, 2009 and 2008 are as follows:

	Years ended December 31,

	2009	2008

Results:
Amortization of goodwill	(956,309)	(908,423)
Reversal of provision	631,165	599,560
Tax credit	325,144	308,863

Effect on statement of operation	-	-

At a meeting of the Board of Directors held on February 12, 2009, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount ofR$189,896, corresponding to the tax benefits generated in 2008 (note 21.b2). Upon the capitalization effected in the first quarter of 2009, the entire amount of the tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no further capitalizations relating to such specific tax benefits in the future.

29. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The Company’s and its subsidiaries’ financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

The Company and its subsidiaries have evaluated their financial assets and liabilities against market values, using the available information and proper evaluation methodologies. However, the interpretation of market data and the selection of evaluation methods require considerable discretion and estimates in order to calculate the most adequate realizable value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The use of different market assumptions and/or methodologies may have a material effect on the estimated realization values.

a) General considerations

At December 31, 2009 and 2008, the main financial instruments, and their respective values by category, were as follows:

	Years ended December 31,

	2009			2008

	Fair value			Fair value
	through	Amortizated		through	Amortizated
	results	cost	Total	results	cost	Total

Assets
Cash and cash equivalents	1,258,574	-	1,258,574	2,182,913	-	2,182,913
Short-term investments pledged as collateral	90,541	-	90,541	88,822	-	88,822
Trade accounts receivable, net	-	2,546,806	2,546,806	-	2,578,498	2,578,498
Derivative contracts	151,760	-	151,760	632,751	-	632,751
Other assets		364,551	364,551		369,225	369,225
Liabilities
Payroll and related accruals	-	161,366	161,366	-	185,471	185,471
Trade accounts payable	-	3,053,587	3,053,587	-	3,726,324	3,726,324
Taxes payable	-	1,209,956	1,209,956	-	1,060,875	1,060,875
Loans and financing	932,824	2,062,205	2,995,029	2,393,693	3,439,664	5,833,357
Debentures and promissory note	-	2,129,465	2,129,465	-	2,169,799	2,169,799
Interest on shareholders’ equity and	-	934,358	934,358	-	545,864	545,864
Derivative contracts	162,388	-	162,388	203,323	-	203,323
Other liabilities	-	1,011,351	1,011,351	-	1,022,377	1,022,377

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

Liquidity Risk

Liquidity risk is the possibility that the Company and its subsidiaries do not have sufficient resources to meet their commitments according to the different currencies and terms of settlement of their rights and obligations.

The Company and its subsidiaries structure the maturity dates of the non-derivative financial agreements, as shown in note 18, and of their respective derivatives as shown in the payments scheduled disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiaries’ liquidity and cash flow is daily monitored by the Company’s Management, in such way as to ensure that the operating cash generation and the previous fund raising, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks to the Company and its subsidiaries.

Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for the telecommunication services rendered to them and of sales of handsets to the distributors network.

The Company and its subsidiaries are also subject to the credit risk related to their financial investments and accounts receivable for swap transactions.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

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

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge, General Price Index - IGPM and Consumer Prices Index - IPCA) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the Interbank Deposit Certificate - CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the Long Term Interest Rate - TJLP rate, which remained at 6.25% per year from July 2007 until the end of June 2009. In July 2009, a reduction in the rate to 6.00% per year was announced, with a positive impact on this portion of the debt. As of December 31, 2009 the rate remained at 6.00% per year.

The inflation rate risk arises out of the debentures of the Company and of Telemig, indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiaries invest the cash surplus of R$1,212,106, mainly, in short term financial investments indexed to the CDI rate.

Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of loans and purchase commitments in foreign currencies.

The Company and its subsidiaries have contracted financial derivative transactions (exchange hedges) so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used are swap contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at December 31, 2009 and 2008:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	In thousands

	12.31.09		12.31.08

	US$	¥	US$	¥

Loans and financing	(419,584)	(1,404,398)	(467,501)	(51,937,288)
Loans and financing - UMBNDES (*)	(2,485)	-	(4,061)	-
Derivative instruments	421,070	1,404,398	467,308	51,937,288

Total (insufficient coverage)	(999)	-	(4,254)	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made up of a foreign currencies basket, the main currency being the US Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to the exchange rate fluctuations.

In addition to the amounts listed above, Vivo records liabilities in foreign currency referring to other obligations. At December 31, 2009 the balance of other liabilities in foreign currency was US$ 32,925 and €11,961 (US$33,104 and €20,044 at December 31, 2008).

c) Transactions with Derivatives

The Company entered into swap contracts in foreign currency at several exchange rates, in notional amounts at December 31, 2009 of US$ 415,637, and JPY 1,338,853, at December 31, 2009 (US$ 515,606, and JPY 51,594,615 at December 31, 2008). At December 31, 2009, the Company had no interest rate swap contracts in local currency (CDI) (R$225,000 at December 31, 2008) and, at that same date, we recorded the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at December 31, 2008).

At October 15, 2009, a swap contract was contracted, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th Issue of Debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As required by Law no. 11,638/07, the Company started applying CPC 14 since the transition date on January 1, 2007. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the statement of operations, unless the Company is able to prove compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedging and the respective items subject to the hedge are adjusted monthly to the fair value, with due regard to the following: for those financial instruments classified as fair value hedges and evaluated as effective, the valuation or devaluation of the fair value of the hedged instrument and of the item subject matter of hedge must be recorded as a counter-entry to the proper revenue or expense account in the statements of operations.

The Company calculates the effectiveness of these hedges on a continuous basis (at least quarterly) and, at December 31, 2009 and 2008, the contracted hedges were effective in relation to the debts being covered. As long as these derivative contracts comply with hedge accounting according to CPC 14, the covered debt is also adjusted to its fair value in conformity with the fair value hedge rules.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, requires publicly-held companies to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, whether recognized or not as assets or liabilities in their balance sheets.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of Vivo is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.8% of the financial exchange liabilities are hedged.

The Company keeps internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated with each strategy of market action. The results obtained by the Company in relation to their derivative financial instruments show that the Management has properly managed risks.

e) Fair values of the derivative financial instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow which considered the expectation of settlement or receipt of liabilities and assets at the market rates prevailing at December 31, 2009 and 2008.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI – (one-day Interbank, extra group deposits) rates for swaps disclosed byBM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at December 31, 2009 and 2008 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

			Notional		Fair Value		Cumulative effect

							Amount receivable (payable)

	Description		12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08

	"Swap" of contract
	Asset position
(1)	Foreign currency		728,040	1,768,940	759,581	2,430,082	158,117	713,641

	Abn Amro	USD	78,079	78,079	95,327	112,188	3,026	33,233
	Banco do Brasil	JPY	22,225	301,899	26,415	504,863	-	180,674
	Bradesco	USD	-	29,128	-	43,676	-	13,125
	Citibank	USD	181,230	181,230	174,296	205,044	36,070	61,394
	Itaú	USD	-	643	-	657	-	-
	JP Morgan	USD	443,207	443,207	460,769	536,433	119,021	178,381
	Pactual	USD	-	1,812	-	1,892	-	-
	Santander	JPY	-	542,296	-	835,118	-	246,834
	Unibanco	USD	3,299	92,792	-	93,478	-	-
	Votorantim	USD	-	97,854	2,774	96,733	-	-

	Post rate		-	225,000	-	226,247	-	-

	Banco do Brasil	CDI	-	175,000	-	175,970	-	-
	Bradesco	CDI	-	50,000	-	50,277	-	-
	Santander	CDI	-	-	-	-	-	-

(2)	Inflation Rate		182,000	110,000	250,927	156,703	24,948	15,623

	Unibanco	IGPM	110,000	110,000	176,016	156,703	14,357	15,623
	Itaú	IPCA	72,000	-	74,911	-	10,591	-
						-
	Liabilities position
	Post Rate (CDI)		(728,040)	(1,768,940)	(750,997)	(1,920,551)	149,534	202,109

	Abn Amro	CDI	(78,079)	(78,079)	(92,301)	(78,955)	-	-
	Banco do Brasil	CDI	(22,225)	(301,899)	(27,453)	(324,189)	1,038	-
	Bradesco	CDI	-	(29,128)	-	(30,551)	-	-
	Citibank	CDI	(181,230)	(181,230)	(177,852)	(177,882)	39,626	34,233
	Itaú	CDI	-	(643)	-	(1,172)	-	515
	JP Morgan	CDI	(443,207)	(443,207)	(446,791)	(452,853)	105,043	94,799
	Pactual	CDI	-	(1,812)	-	(3,144)	-	1,252
	Santander	CDI	-	(542,296)	-	(588,284)	-	-
	Unibanco	CDI	(3,299)	(92,792)	(6,600)	(127,030)	-	33,552
	Votorantim	CDI	-	(97,854)	-	(136,491)	3,827	37,758

	Pre Rate		-	(225,000)	-	(227,461)	-	1,214

	Banco do Brasil	PRE	-	(175,000)	-	(176,908)	-	938
	Bradesco	PRE	-	(50,000)	-	(50,553)	-	276

	Post Rate (CDI)		(182,000)	(110,000)	(238,833)	(141,080)	12,854	-

	Unibanco	CDI	(110,000)	(110,000)	(161,659)	(141,080)	-	-
	Itaú	CDI	(72,000)	-	(77,174)	-	12,854	-

				Asset position			183,065	729,264
				Provision withholding income tax			(31,305)	(96,513)
				Liabilities position			(162,388)	(203,323)

				Amount receivable (payable), net of withholding tax			(10,628)	429,428

(1) Foreign currency swap x CDI (R$759,581) – swap transactions contracted with maturity dates until 2015, for protection against exchange variation risk on financing transactions in foreign currencies (book value of R$761,323).

(2) Swap IGPM x CDI percentage (R$176,016) – swap transactions contracted with maturity date until 2010 with the purpose of protecting the cash flow identical to the debts’ indexed to the IGPM (book value of R$176,016).

(2) Swap IPCA x CDI percentage (R$74,911) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the cash flow identical to the debentures (4th issue – 3rd series) indexed to the IPCA (book value of R$74,911).

At December 31, 2009, the Company recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$151,760 (R$632,751 at December 31, 2008) and in liabilities in the amount of R$162,388 (R$203,323 at December 31, 2008), stated in the financial statements in order to reflect the derivatives positions.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Gains and losses in the fiscal year ended on December 31, 2009, grouped by contracts executed, were recorded in the income accounts (note 27), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the amounts receivable (payable) arising out of swap contracts at December 31, 2009:

Description
"Swap" of contract	Maturity

					Amount receivable
	2010	2011	2012	2013 and after	(payable) 12/31/09

Foreign currency x CDI
Abn Amro	3,026	-	-	-	3,026
Banco do Brasil	-	(1,038)	-	-	(1,038)
Citibank	(8,397)	(10,859)	(9,542)	25,242	(3,556)
JP Morgan	(17,695)	(26,759)	(24,384)	82,816	13,978
Votorantim	(2,576)	(1,251)	-	-	(3,827)

Total	(25,642)	(39,907)	(33,926)	108,058	8,583

IGPM x CDI
Unibanco	14,357	-	-	-	14,357

Total	14,357	-	-	-	14,357

IPCA x CDI
Itaú	(2,302)	(4,015)	(3,646)	7,700	(2,263)

Total	(2,302)	(4,015)	(3,646)	7,700	(2,263)

Total	(13,587)	(43,922)	(37,572)	115,758

		Asset Position			183,065
		Liabilities Position			(162,388)

		Balance before withholding income tax			20,677
		Provision withholding income tax			(31,305)

		Balance sheet adjustments			(10,628)

Analysis of sensitivity to the risk variables of the Company and its subsidiaries

CVM Instruction 550/08 indicates that publicly-held companies, in addition to the provisions in item 59 of CPC 14 (Financial Instruments: Acknowledgement, Measurement and Evidencing), are required to disclose a sensitivity analysis for each type of market risk deemed the Management to be material, to which the entity is exposed at the closing date of each period, including all transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and and its subsidiaries.

In the probable scenario, the premise of realizing what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company has only derivative instruments for hedging their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. At December 31, 2009, for these transactions, the Company stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company , in each of the three mentioned scenarios, as shown below:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Sensitivity Analysis – Net Exposure:

Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Asset position)	Derivatives (Risk reduction USD)	733,166	957,632	1,201,978
Debt in USD	Debt (Risk increase USD)	(735,144)	(960,067)	(1,204,872)

	Net expousure	(1,978)	(2,435)	(2,894)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	26,415	33,114	39,854
Debt in JPY	Debt (Risk increase JPY)	(26,415)	(33,114)	(39,854)

	Net expousure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	176,016	176,180	176,346
Debt in IGP-M	Debt (Risk increase IGP-M)	(176,016)	(176,180)	(176,346)

	Net expousure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IPCA)	74,911	79,989	85,502
Debt in IPCA	Debt (Risk increase IPCA)	(74,911)	(79,989)	(85,502)

	Net expousure	-	-	-

Hedge ( CDI Liability position)	Derivatives (Risk increase CDI)	(989,830)	(1,058,722)	(1,126,593)

	Net expousure	(989,830)	(1,058,722)	(1,126,593)

	Net exposure in each scenario	(991,808)	(1,061,157)	(1,129,487)

	Net effect of change in fair value		(69,349)	(137,679)

Assumptions for the Sensitivity Analysis:

Risk Variable	Scenario I	Scenario II	Scenario III

USD	1.7412	2.1765	2.6118
JPY	0.018809	0.023511	0.028214
IGP-M	-1.72%	-1.29%	-0.64%
IPCA	4.31%	5.39%	8.08%
CDI	8.55%	10.69%	12.83%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company to the local interest rate as mentioned previously, the Company has debts indexed to the CDI, which is a natural hedge, and has short-term financial investments based on the variation of the CDI (R$1,212,106 at December 31, 2009).

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at December 31, 2009; however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company. The use of different assumptions may significantly affect the estimates.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

30. POST-EMPLOYMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiaries sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
Vivo and Telemig, jointly with other
PBS-A	DB	Sistel	telecommunication companies originated from the
privatization of the Telebrás.
Vivo and Telemig, jointly with other
PAMA	DB	Sistel	telecommunication companies originated from the
privatization of the Telebrás.
PBS	DB	VisãoPrev	Vivo, Telemig and Vivo Participações
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo

VISÃO	Hybrid	VisãoPrev	Vivo

CELPREV	Hybrid	Sistel	Telemig and Vivo Participações

(1) DB = Defined Benefit Plan; Hybrid = Benefit plan that provides benefits structured as both defined benefit and defined contribution. Only the assets and liabilities relating to the portions of these defined benefit plans will be presented in the reconciliations in compliance with CVM Resolution No. 371.

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: (i) PBS-A; (ii) PAMA; (iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; (iv) TCP Prev and TCO Prev Plans; (v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668 -0, brought by Sistel Participants Association - ASTEL against Social Security Foundation - SISTEL in which Telefonica and Telesp Celular (a company that was merged into Vivo) are mentioned, in addition to Social Security Foundation - SISTEL, which action is related to the change in the costing system and review of the health care plan, Plano de Assistência Médica aos Aposentados – PAMA, or the PAMA. Based on the opinion of its tax consultants, Management believes that at this time there is no payment risk, and at December 31, 2009 the chance of loss was classified as possible. Therefore, there was no amount accrued in the financial statements relating to this exposure. At December 31, 2009 the amount in question was R$1,517 (R$1,475 at December 31, 2008).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Telemig individually sponsors a defined retirement benefit plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Telemig also sponsors the CelPrev, a defined contribution plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied to his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted to the plan within 90 days after the effective date of the CelPrev.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 20).

Following is a breakdown of the provision for the defined benefit retirement plans and retired employees medical assistance plan at December 31, 2009 and 2008, as well as the other information required in CVM Resolution no. 371 regarding such plans:

Plan	2009	2008

PAMA	15,693	11,853
TCP Prev	-	519

Total	15,693	12,372

a) Reconciliation of Assets and Liabilities

	2009

	Total actuarial	Fair value of	Net liabilities
	liabilities	plan assets	(assets)

Vivo Prev (ii)	23,543	(25,508)	(1,965)
PAMA (i)	21,809	(6,116)	15,693
PBS (ii)	106,695	(137,862)	(31,167)
PBS-A (i) and (ii)	21,649	(29,488)	(7,839)
TCP Prev	289	(561)	(272)
TCO Prev (ii)	22,587	(34,428)	(11,841)
Visão (ii)	297	(10,392)	(10,095)
Cel Prev (ii)	1,442	(5,315)	(3,873)

	2008

	Total actuarial	Fair value of	Net liabilities
	liabilities	plan assets	(assets)

Vivo Prev (ii)	16,993	(26,747)	(9,754)
PAMA (i)	18,201	(6,348)	11,853
PBS (ii)	98,060	(141,149)	(43,089)
PBS-A (i) and (ii)	31,497	(42,870)	(11,373)
TCP Prev	519	-	519
TCO Prev (ii)	21,905	(29,004)	(7,099)
Visão (ii)	379	(5,774)	(5,395)
Cel Prev (ii)	1,364	(4,081)	(2,717)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(i) This refers to the proportional participation of the subsidiaries in the assets and liabilities of the multi-sponsored plan – PAMA and PBS-A;

(ii) Although the PBS, PBS-A, TCO Prev, TCP Prev, Visão, Vivo Prev and Cel Prev recorded surplus balances at December 31, 2009, no assets was recognized by the sponsor, due to the absence of perspective for use of such surplus for payment of future contributions.

b) Changes in the net actuarial liabilities (assets)

	Net (asset) liability	Expenses (income)			Net (asset) liability
	as of December	recognized in	Sponsor’s	Actuarial (gains)	as of December
	31, 08	income in 2009	contribution	losses	31, 09

Vivo Prev	(9,754)	1,032	(2,824)	9,581	(1,965)
PAMA	11,853	1,321	(26)	2,545	15,693
PBS	(43,089)	(4,875)	(216)	17,013	(31,167)
PBS-A	(11,373)	(1,893)	-	5,427	(7,839)
TCP Prev	519	89	(71)	(809)	(272)
TCO Prev	(7,099)	(946)	(146)	(3,650)	(11,841)
Visão	(5,395)	(576)	(40)	(4,084)	(10,095)
CEL Prev	(2,717)	(161)	(36)	(959)	(3,873)

c) Changes in the actuarial liabilities

	Actuarial liabilities	Cost of current	Interest on		Actuarial (gains)	Employees’	Actuarial liabilities
	as of 12.31. 2008	service	actuarial liabilities	Benefits paid	losses	contributions	as of 12.31. 2009

Vivo Prev	16,993	2,496	1,611	(207)	2,618	32	23,543
PAMA	18,201	171	1,821	(541)	2,157	-	21,809
PBS	98,060	1,024	9,735	(4,666)	2,030	512	106,695
PBS-A	31,497	-	3,084	(1,595)	(11,337)	-	21,649
TCP Prev	519	40	49	-	(361)	42	289
TCO Prev	21,905	67	2,170	(310)	(1,260)	15	22,587
Visão	379	34	34	(10)	(142)	2	297
CEL Prev	1,364	170	134	(38)	(224)	36	1,442

d) Changes in the fair value of assets of the plans

	Fair value of plan		Sponsor’s and
	assets as of		employees’	Return on plan	Gains (losses) on	Liabilities (assets)
	12.31.2008	Benefits paid	contributions	assets	assets	net 31.12.09

Vivo Prev	(26,747)	207	(2,856)	(3,075)	6,963	(25,508)
PAMA	(6,348)	541	(26)	(671)	388	(6,116)
PBS	(141,149)	4,666	(728)	(15,634)	14,983	(137,862)
PBS-A	(42,870)	1,595	-	(4,977)	16,764	(29,488)
TCP Prev	-	-	(113)	-	(448)	(561)
TCO Prev	(29,004)	310	(161)	(3,183)	(2,390)	(34,428)
Visão	(5,774)	10	(42)	(644)	(3,942)	(10,392)
CEL Prev	(4,081)	38	(72)	(465)	(735)	(5,315)

e) Expenses (revenue) in 2009

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

		Cost of interest on	Expected return	Employees’
	Cost of service	actuarial obligations	on assets	contributions	Total

Vivo Prev	2,554	1,611	(3,075)	(58)	1,032
PAMA	171	1,821	(671)	-	1,321
PBS	2,020	9,735	(15,634)	(996)	(4,875)
PBS-A	3,001	83	(4,977)	-	(1,893)
TCP Prev	66	49	-	(26)	89
TCO Prev	74	2,170	(3,183)	(7)	(946)
Visão	46	36	(644)	(14)	(576)
CEL Prev	182	134	(465)	(12)	(161)

f) Estimated expenses (revenue) for 2010

		Cost of interest on	Expected return	Employees’
	Cost of service	actuarial obligations	on assets	contributions	Total

Vivo Prev	3,454	2,156	(2,761)	(35)	2,814
PAMA	178	2,120	(582)	-	1,716
PBS	1,512	10,225	(14,356)	(366)	(2,985)
PBS-A	-	2,051	(2,830)	-	(779)
TCP Prev	35	26	(60)	(12)	(11)
TCO Prev	149	2,156	(3,669)	(16)	(1,380)
Visão	32	27	(1,126)	(6)	(1,073)
CEL Prev	169	136	(575)	(27)	(297)

g) Sponsor contributions expected for 2010

Plans	Amount

Vivo Prev	3,109
PAMA	75
PBS	238
TCP Prev	20
TCO Prev	123
Visão	28
Cel Prev	33

Total	3,626

h) Actuarial assumptions

	Estimate return rate on plan assets	Rate of future salary growth	Medical costs growth rate	Benefits growth rate	Increase in use of medical services, according to age

Vivo Prev	10.84%	6.79%	N/A	4.60%	N/A
PAMA	9.84%	N/A	7.74%	N/A	4.00%
PBS	10.51% to 10.84%	6.14%	N/A	4.60%	N/A
PBS-A	9.86%	N/A	N/A	4.60%	N/A
TCP Prev	10.84%	6.79%	N/A	4.60%	N/A
TCO Prev	10.84%	6.79%	N/A	4.60%	N/A
Visão	10.84%	6.79%	N/A	4.60%	N/A
Cel Prev	10.88%	6.79%	N/A	4.60%	N/A

In addition to the foregoing assumptions, other assumptions that are common to all the plans were adopted, as follows:

  Rate for discount to present value of the actuarial liabilities: 9.83%;
  Inflation rate: 4.60%;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

• Turnover Rate: 0.15/years of services + 1, null after 50 years;
• Disability Effectiveness Table: Mercer Disability;
• Mortality Table: AT83, segregated by sex; and
• Disabled Mortality Table: IAPB-57.

i) Expected Long-Term Investments Yield

The expected investment yield rates were determined from the expected long-term profitability and weighted for each category of assets in the benefit plans. The breakdown of the assets of the plans is completed at September 30, 2009. The allocation goal takes into consideration the expected long-term breakdown of the assets in each of the investment categories, in accordance with the investment policy applicable to each plan.

Expected yield rates were suggested for each investment category, based on the long-term projections supplied by thrird party (Independent consult firm - Tendências Consultoria) and Brazilian Financial and Capital Markets Association - ANDIMA data, among others, as described below:

• Pre-fixed bonds: average rate, weighted by the portfolio value of the LTNs and NTN-Fs available on the market (source: ANDIMA);
• Exchange securities: SELIC rate, weighted by the exchange variation projected for the next 10 years (source: Tendências);
• Fixed income assets: variation of the average nominal internal interest rate, projected for the next 10 years (source: Tendências);
• Assets referenced to inflation: average rate, weighted by the portfolio of the NTN-Bs and NTN-Cs available on the market (source: ANDIMA);
• Variable income assets: the historic risk premium was adopted, as calculated by the consulting actuarial agent;
• Loans to participants: CDI or the plan’s actuarial goal, whichever is higher.

VIVO PREV	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	82.59%	82.59%	10.04%
Prefixed securities (eg LTN)	23.64%	23.64%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.40%	23.40%	9.71%
Fixed income-SELIC (eg: LFT)	33.29%	33.29%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.26%	2.26%	10.92%
Equity securities	16.18%	16.18%	14.94%
Loans to participants	1.24%	1.24%	9.83%
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	10.83%

PAMA	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	100.00%	100.00%	9.84%
Equity securities	0.00%	0.00%	N/A
Loans to participants	0.00%	0.00%	N/A
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	9.84%

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

PBS	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	83.25 to 86.00%	83.25 to 86.00%	10.04%
Prefixed securities (eg LTN)	13.00% to 23.93%	13.00% to 23.93%	10.76% to 14.94%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.58% to 23.69%	23.58 to 23.69%	9.71%
Fixed income-SELIC (eg: LFT)	33.55% to 33.71%	33.55% to 33.71%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.28% to 2.29%	2.28% to 2.29%	10.92%
Equity securities	16.30% to 16.38%	16.30% to 16.38%	14.94%
Loans to participants	0.00% to 1.00%	0.00% to 1.00%	0.00% to 10.88%
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	10.68%

PBS-A	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	75.00%	75.00%	9.84%
Equity securities	9.00%	9.00%	14.94%
Loans to participants	1.00%	1.00%	10.88%
Real estate	4.00%	4.00%	11.69%
Structured investments	11.00%	11.00%	5.09%

Total	100.00%	100.00%	9.86%

TCPPREV	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	83.42%	83.42%	10.04%
Prefixed securities (eg LTN)	23.87%	23.87%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.63%	23.63%	9.71%
Fixed income-SELIC (eg: LFT)	33.62%	33.62%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.29%	2.29%	10.92%
Equity securities	16.34%	16.34%	14.94%
Loans to participants	0.24%	0.24%	9.83%
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	10.84%

TCOPREV	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	83.23%	83.23%	10.04%
Prefixed securities (eg LTN)	23.82%	23.82%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.58%	23.58%	9.71%
Fixed income-SELIC (eg: LFT)	33.55%	33.55%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.28%	2.28%	10.92%
Equity securities	16.30%	16.30%	14.94%
Loans to participants	0.46%	0.46%	9.83%
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	10.84%

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

VISÃO	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	83.19% to 83.51%	83.19% to 83.51%	10.04%
Prefixed securities (eg LTN)	23.81% to 23.90%	23.81% to 23.90%	10.76%
Securities exchange (eg NTN-D)	0.00%	0.00%	N/A
Fixed income-CDI (eg CDI)	23.57% to 23.66%	23.57% to 23.66%	9.71%
Fixed income-SELIC (eg: LFT)	33.53% to 33.66%	33.53% to 33.66%	9.71%
Linked to inflation (eg NTN-B, NTN-C)	2.28% to 2.29%	2.28% to 2.29%	10.92%
Equity securities	16.29% to 16.36%	16.29% to 16.36%	14.94%
Loans to participants	0.14% to 0.51%	0.14% to 0.51%	9.83%
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	10.84%

CELPREV TELEMIG CELULAR	Asset Allocation

	09.30.09	Target	Estimate Return

Debt securities	78.00%	78.00%	9.84%
Equity securities	20.00%	20.00%	14.94%
Loans to participants	2.00%	2.00%	10.88%
Real estate	0.00%	0.00%	N/A

Total	100.00%	100.00%	10.88%

j) Effect of an increase of one percentage point and effect of a decrease of one percentage point in the trend rates of the medical costs undertaken for PAMA.

Sensitivity to the variation of medical assumptions:

i. Variation + 1%
Effect on current service cost and interest cost	426
Effect on defined benefit obligation	4,530
ii. Variation - 1%
Effect on current service cost and interest cost	(334)
Effect on defined benefit obligation	(3,536)

31. TRANSACTIONS WITH RELATED PARTIES

31.a) Subsidiaries

The financial statements include information related to the subsidiaries, as follows:

Company	Interest

	2009	2008

Vivo S.A.	100.00%	100.00%
Telemig Celular S.A.	100.00%	7.39%
Telemig Celular Participações S.A.	-	58.90%

The transactions between the controlling company and the its subsidiaries refer, basically, to payments of dividends and interest on shareholders’ equity .

31.b) Terms and conditions of transactions with related parties:

a) Communication via local cellular phone and via long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Some of these transactions were carried out in

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. They include roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the subsidiaries’ network.

b) Technical Assistance: this refers to corporate management consulting services provided by PT SGPS and technical assistance services provided by Telefónica S.A., Telefónica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in the LAIR (Profit Before Income Tax) and the variation in PN and ON shares, which determine a rate that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance and sales promotion services: services provided to users of telecommunication services by Atento Brasil S.A. and Mobitel S.A. – Dedic. The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator, messageand financial-accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S.A.

h) International roaming services: provided by companies belonging to the Telefónica Group and Telecomunicações Móveis Nacionais – TMN.

i) Collection services: rendered by Cobros Gestão de Serviços.

j) Leased circuits and data services for internet access: provided by Telefonica Empresas do Brasil Ltda. and Telefonica International Wholesale Brasil and ATelecom.

k) Property lease and sales of call center assets: lease of the owned buildings where the call center infrastructure is installed and sales of property, plant and equipment used in the operation of the call center.

l) Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom, pursuant to agreements executed between the parties.

m) Expatriates: reimbursement of expenses with expatriated employees in activities for the companies Portugal Telecom SGPA and Telefónica S.A.

n) Purchase of property, plant and equipment: supplied by Telefonica Empresas do Brasil S.A. and Telefonica Engenharia e Segurança do Brasil S.A.

o) Expenses with Vivo brand: amounts due to Vivo Brasil Comunicações Ltda. for maintaining Vivo brand. On November 16, 2009, Vivo Brasil Comunicações Ltda. was merged into Portelcom Participações S.A.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

	2009			2008

	Nature of	Assets	Liabilities	Nature of	Assets		Liabilities

Company	Transation	Current	Current	Transation	Current	Noncurrent	Current

Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	340,215	299,512	a) / c) / j) / l)	236,750	-	258,549
Telefonica Empresas do Brasl S.A.	a) / j)	3,475	11,825	a) / j) / l)	1,944	-	12,659
Telefonica Móviles Espana S.A.	h)	2,608	2,071	h)	464	-	286
Portugal Telecom Inovação do Brasil Ltda	l) / e)	8	44,002	l) / e)	1	-	30,624
Primesys Soluções Empresariais S.A.		-	-	h)	3	-	17
Telecomuncações Móveis Nacionais - TMN	h)	979	575	h)	460	-	152
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,451	17,149	f)	397	-	16,956
Telefonica International Wholesale	j)	-	24	j)	-	-	-
Telefonica International Wholesale Brasil	l) / j)	9	2,095	j) / l)	-	-	3,075
Portugual Telecom, SGPS, S.A.	m) / b)	2,622	33,771	m) / b)	1,440	-	65,945
Telefonica Internacional S.A.	b)	-	13,470	b)	-	-	18,078
Telefonica S.A.	m) / b)	2,148	45,113	m) / b)	1,830	-	60,208
Cobros Gestão de Serviços	i)	1	561	i)	1	-	550
Atento Brasil S.A.	k) / d)	6,922	43,420	k) / d)	5,377	-	30,926
Mobitel S.A. - Dedic	k) / d)	1,699	34,811	k) / d)	2,809	-	32,110
Terra Networks S.A.	l) / g)	724	592	g) / l)	(19)	-	27
Atelecom S/A	l) / j)	338	2,829	j) / l)	795	-	3,566
Telefonica Sistemas do Brasil Ltda	l)	6	1	l)	-	-	273
Telefonica Engenharia e Segurança	l)	5	52	l)	-	-	134
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / j)	-	1,143	j) / l)	-	-	1,638
TBS Celular Participações Ltda	b)	-	13,152	b)	-	-	27,622
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,606	2,734	h)	1,328	-	610
T. Personales Unifon	m)	-	168	m)	-	-	168
Vivo Brasil Comunicações Ltda				o)	-	3,690	-

Total		367,816	569,070		253,580	3,690	564,173

		2009		2008		2007

	Nature of	Result		Result		Result

Company	Transation	Income	Costs and Expenses	Income	Costs and Expenses	Income	Costs and Expenses

Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	2,055,019	(294,255)	1,888,625	(208,588)	1,684,492	(183,626)
Telefonica Empresas do Brasl S.A.	a) / j) / l)	5,407	(14,193)	1,190	(4,691)	-	(4,759)
Telefonica Móviles Espana S.A.	h)	3,336	(411)	-	(406)	-	(1,558)
Portugal Telecom Inovação do Brasil Ltda	l) / e)	27	(15,461)	-	(11,295)	-	(5,913)
Primesys Soluções Empresariais S.A.		-	-	184	-	169	(298)
Telecomuncações Móveis Nacionais - TMN	h)	1,069	(75)	610	(69)	225	(79)
Telefonica Serviços Empresariais do Brasil Ltda	f)	961	(60,706)	244	(60,301)	-	(48,057)
Telefonica International Wholesale	j)	-	(137)	-	(69)	-	(501)
Telefonica International Wholesale Brasil	j) / l)	31	(5,363)	-	(4,254)	-	-
Portugual Telecom, SGPS, S.A.	m) / b)	13,826	(1,589)	-	(60,671)	1,460	(62,190)
Telefonica Internacional S.A.	b)	4,609	-	-	(4,376)	2,837	-
Telefonica S.A.	m) / b)	15,426	(388)	40,708	(22,357)	7,169	(56,779)
Cobros Gestão de Serviços	i)	-	(1,921)	-	(1,380)	-	-
Atento Brasil S.A.	k) / d)	13,465	(294,227)	1,495	(314,501)	-	(242,767)
Mobitel S.A. - Dedic	k) / d)	3,237	(300,779)	-	(243,388)	-	(221,298)
Terra Networks S.A.	g) / l)	490	(1,408)	-	(2,060)	-	(1,957)
A Telecom	j) / l)	4,228	(12,288)	8,313	-	-	-
Telefonica Sistemas do Brasil Ltda	l)	87	(1)	-	-	-	-
Telefonica Engenharia e Segurança	l)	57	-	-	-	-	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	j) / l)	1	(1,296)	-	(889)	-	(935)
TBS Celular Participações Ltda	b)	-	-	-	(7,865)	-	(11,644)
Operadoras Grupo Telefonica (Roaming internacional)	h)	7,184	(15)	3,061	(126)	-	-
T. Personales Unifon	m)	-	-	-	-	-	-
Vivo Brasil Comunicações Ltda		-	-	-	-	-	-

Total		2,128,460	(1,004,513)	1,944,430	(947,286)	1,696,352	(842,361)

31.c) Compensation of key Management officers

The compensation, payroll charges and benefits related to key Management officers are presented below.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

Description	2009	2008

Fees and benefits of short-term	9,785	10,107
Social security costs	3,488	2,783
Bonus (including charges)	7,506	10,716
Other benefits	999	442

Total	21,778	24,048

32. INSURANCE

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, at December 31, 2009, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$15,870,726
General Civil Liability – RCG	R$6,110

33. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY

The Company’s accounting policies comply with accounting practices adopted in Brazil, as prescribed (“Brazilian GAAP”), which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as described below:

a) Basis of presentation

As mentioned in Note 2, the financial statements of the Company and of the subsidiaries have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law No. 6,404/76), which include the new provisions introduced, amended and revoked by Law No. 11,638, dated December 28, 2007 and by Law No. 11,941, dated December 27, 2009 (former Provisional Executive Act No. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The changes in the accounting practices arising from application of Laws No. 11,638 and No. 11,941 have been measured and recorded by the Company under Brazilian GAAP based on the accounting pronouncements presented in more detail in Note 2.

b) Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was capitalized at the rate of 12% per year of the balance of construction-in-progress. For the three-year period ended December 31, 2009, the subsidiary did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather, the actual effective interest related to construction-in-progress was used to determine capitalized interest.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, in accordance with the provisions of Accounting Standards Codification (“ASC”) 835-20 “Interest/Capitalization of Interest”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary losses associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Consolidated

	2009	2008	2007

Capitalized interest:
U.S. GAAP capitalized interest	48,418	75,433	35,038
U.S. GAAP capitalized interest on disposals	(14,030)	(14,274)	(17,396)
Brazilian GAAP capitalized interest	(39,813)	(40,460)	(11,175)
Brazilian GAAP capitalized interest on disposals	1,600	11,032	13,828

U.S. GAAP difference on capitalization	(3,825)	31,731	20,295

Amortization of capitalized interest:
U.S. GAAP capitalized interest amortization	(83,797)	(122,322)	(111,383)
U.S. GAAP capitalized interest disposal of amortization	13,866	12,759	611
Brazilian GAAP capitalized interest amortization	14,629	4,907	56,614
Brazilian GAAP capitalized interest disposal of amortization	(1,581)	(20,806)	(485)

U.S. GAAP difference on amortization	(56,883)	(125,462)	(54,643)

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

d) Exchange of shares for non-controlling interest

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for all of the shares held by non-controlling shareholders of Telesp Celular S.A. In 2002, TCO acquired the non-controlling interest in its subsidiary, Telebrasília Celular S.A. (“Telebrasília”) by exchanging shares of TCO for the shares held by the non-controlling shareholders of Telebrasília. The acquisition increased TCO’s interest in Telebrasília from 88.25% to 100%. In 2004, TCO acquired the remaining non-controlling interests in its other subsidiaries through an exchange offer. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged. Additionally, on November 29, 2000, TLE and TSD acquired non-controlling interests from their subsidiaries Telebahia Celular, Telergipe Celular, Telerj Celular and Telest Celular through an exchange offer transaction.

Under Brazilian GAAP, the share exchanges were recorded at book value. An increase in capital was recorded based on the market value of the Company’s shares and a capital reserve was recorded for the difference between the market price of the acquired company’s shares and the book value of the shares.

Under U.S. GAAP, the exchange of shares for non-controlling interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing Company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired non-controlling interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction to the proportional long-lived assets acquired.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

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

Under U.S. GAAP, shares issued to purchase the non-controlling interest in Telerj Celular S.A. and Telest Celular S.A. in 2000 were recorded at the fair value of R$351,405 and R$67,079, respectively. The step-up in the fair value of assets was allocated to fixed assets, subscriber base assets and concession intangibles in the amount of R$31,522, R$135,518 and R$216,648, respectively. The fixed assets were fully amortized over the remaining useful lives of the related fixed assets The subscriber base intangible asset was fully amortized over 48 months, representing the contractual relationship with subscribers. Concession is being amortized based on the remaining concession period of the operating companies (until November 2005 for Telerj Celular S.A. and November 2008 for Telest Celular S.A.).

Under U.S. GAAP, shares issued to purchase the non-controlling interest in Telebahia Celular and Telergipe Celular in 2000 were recorded at the fair value of R$62,082. The step-up in the fair value of assets was allocated to fixed assets, subscriber base assets and concession intangibles in the amount of R$7,215, R$2,382 and R$33,657, respectively. The fixed assets were fully amortized over the remaining useful lives of the related fixed assets. The subscriber base intangible asset was fully amortized over 48 months, representing the contractual relationship with subscribers. Concession, which is being amortized based on the remaining concession period of the operating companies (until June 2008 for Telebahia Celular and December 2008 for Telergipe Celular).

Under U.S. GAAP, shares issued to purchase the non-controlling interest in Telebrasília Celular in 2002 and the remaining non-controlling interests in 2004 were recorded at the fair value of R$64,799 and R$48,542, respectively. The step-up in the fair value of assets was allocated to fixed assets and concession intangibles in the amount of R$2,958 and R$38,336, respectively, for Telebrasília Celular in 2002 and concession intangibles in the amount of R$30,285 for the remaining minority interests acquired in 2004. The step-up in the fair value of assets is being amortized over 19 to 20 years for concession intangibles and is fully amortized for fixed assets.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to exchanges of shares for non-controlling interest as of December 31, 2009 and 2008:

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	2009	2008

Telesp Celular:
Reduction of property, plant and equipment	(101,671)	(101,671)
Depreciation for the property, plant and equipment	101,671	101,671

Telerj Celular and Telest Celular:
Property, plant and equipment fair-value adjustment	31,522	31,522
Depreciation of fair value of property, plant and equipment	(31,522)	(31,522)
Customer list intangible asset recorded in U.S. GAAP	135,518	135,518
Amortization of customer list	(135,518)	(135,518)
Intangible asset related to concession recorded in U.S. GAAP	216,648	216,648
Amortization of intangible asset related to concession	(216,648)	(216,648)

Telebahia Celular and Telergipe Celular:
Property, plant and equipment fair-value adjustment	7,215	7,215
Depreciation of fair value of property, plant and equipment	(7,215)	(7,215)
Customer list intangible asset recorded in U.S. GAAP	2,382	2,382
Amortization of customer list	(2,382)	(2,382)
Intangible asset related to concession recorded in U.S. GAAP	33,657	33,657
Amortization of intangible asset related to concession	(33,657)	(33,657)

Telebrasília Celular:
Property, plant and equipment fair-value adjustment	2,958	2,958
Depreciation of fair value of property, plant and equipment	(2,460)	(2,142)
Intangible asset related to concession recorded in U.S. GAAP	68,621	68,621
Amortization of intangible asset related to concession	(23,388)	(19,908)

Total of the U.S. GAAP adjustments related to the exchange of shares of non-controlling interest interest	45,731	49,529

e) Acquisitions

Until December 31, 2009, under Brazilian GAAP, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the property, plant and equipment acquired and amortized based on the useful lives of the underlying property, plant and equipment. Excess goodwill is generally amortized over ten years on a straight-line basis, based on estimated future profitability until December 31, 2008. Starting January 1, 2009 the net balance of goodwill is no longer be amortized under Brazilian GAAP and is subject to impairment analysis.

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

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

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

During 2002, TCP and TC made an intercompany loan to GT amounting to R$3,161,709. On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%), for cash of R$290,282, and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes, amounted to R$827,772, representing the cash paid plus the non-controlling interest in the intercompany loans held by Holdings immediately prior to the date of acquisition. Considering TCP’s direct and indirect interests, TCP owned 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock. The acquisition of GT was completed to increase market presence in the south of Brazil and to enable TC and GT to benefit from synergies to be derived from their operations and sales of handsets.

The excess purchase price was allocated to the following fair-value adjustments: (i) property, plant and equipment which was amortized over approximately 11 years, representing the average remaining useful lives of the relating assets; (ii) customer list which is being amortized over two years, representing the average customer life; and (iii) debt which is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations, and concession intangible which is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to GT as of December 31, 2009 and 2008:

	2009	2008

Purchase accounting on acquisition of the Holdings:
Reversal of goodwill recorded under Brazilian GAAP	(307,464)	(346,373)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(617,834)	(589,359)
Impairment recorded under U.S. GAAP	(89,533)	(89,533)
Reversal of valuation allowance against intangible asset related to the concession (*)	(383,939)	(383,939)
Property, plant and equipment fair-value adjustment	(121,661)	(121,661)
Depreciation of fair value of property, plant and equipment adjustment	119,013	105,776
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(140,035)
Debt fair-value adjustment	25,800	25,800
Amortization of debt fair-value adjustment	(25,800)	(25,800)

Total of the U.S. GAAP adjustments related to acquisition Holdings	(224,691)	(248,362)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(*) Under Brazilian GAAP, if a deferred tax asset of the acquiree which was not recognized at the time of the combination is subsequently recognized, the resulting credit is recorded in income for the period.

Under U.S. GAAP, pursuant to ASC 805 “Business Combination”, until December 31, 2008, if a deferred tax asset of the acquiree which was not recognized at the time of the combination is subsequently recognized, the subsequent elimination of a valuation allowance recognized at the acquisition date for deferred tax assets would be applied first to eliminate any goodwill related to the acquisition, second to eliminate any non-current intangible assets to the acquisitions, and third to reduce income tax expense.

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

The excess purchase price was allocated to the following fair-value adjustments: (i) property plant and equipment which is being amortized over remaining useful lives of the related assets; (ii) subscriber base intangible asset which is being amortized over two years, representing the average customer life; (iii) long-term debt being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations; (iv) the intangible asset related to the concession being amortized on a straight-line basis over approximately a period of 18 years, representing the remaining term of the license of Area 8 and the remaining term of the license of Area 7 which expire in 2008, plus one extension of 15 years; (v) the goodwill recorded for U.S. GAAP purposes which represents the amount paid in excess of the fair value of TCO. Under Brazilian GAAP, TCP recorded goodwill amounting to R$2,134,824.

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2009 and 2008:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	2009	2008

Purchase accounting on acquisition of TCO:
Reversal of goodwill recorded under Brazilian GAAP	(163,073)	(232,787)
Intangible related to concession recorded in U.S. GAAP	1,407,876	1,407,876
Amortization of intangible related to concession	(578,473)	(501,858)
Property, plant and equipment fair-value adjustment	69,895	69,895
Depreciation of fair value of property, plant and equipment adjustment	(62,801)	(58,831)
Customer list intangible asset recorded in U.S. GAAP	321,995	321,995
Amortization of customer list	(321,995)	(321,995)
Debt fair-value adjustment	5,125	5,125
Amortization of debt fair-value adjustment	(5,125)	(5,125)
Goodwill recorded under U.S. GAAP	481,193	510,032
Deferred income tax	(390,527)	(346,769)

Total of the U.S. GAAP adjustments related to acquisition of TCO	764,090	847,558

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

On April 8, 2008, the Company, through its subsidiary TCO IP (“Issuer”), launched a Voluntary Public Offering (“Voluntary VPO”) for the purchase of up to 1/3 of the outstanding preferred shares of Telemig Celular and of Telemig Participações. With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of Telemig Participações, representing 20.04% of the total capital and 89,492 preferred shares of Telemig Celular, representing 3.77% of the total capital, having paid the prices of R$463,724 and R$58,592, respectively. On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% of the total capital, for the amount of R$2,572 and on September 9 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

On July 15, 2008, the Company launched the Mandatory Public Offering for Disposal of Share Control for the acquisition of the outstanding common shares, through its subsidiary TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular. Upon the completion of the Mandatory Public Offering on August 15, 2008, TCO IP had acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, having paid the prices of R$732,650 and R$171,239, respectively.

On November 12, 2008, at a Special Meeting of the Board of Directors of Telemig Participações, a capital increase was approved, to be made out of the special goodwill reserve, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, without par value, corresponding to the tax benefit of fiscal year 2007. After such capital increase, the Company own 58.90% of the total capital of Telemig Participações. During the acquisition period several expenses were incurred on the amount of R$14,332, which were capitalized as transaction costs.

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Acquisition

2008

Amounts representing 58.90% and 7.40% (total capital) of the historical net assets of Telemig Celular Participações S.A. and Telemig Celular S.A., respectively, under U.S. GAAP	903,686
Fair-value adjustments:
Inventory (a)	2,729
Value added tax credit (ICMS) (b)	(1,493)
Property, plant and equipment (c)	176,401
Intangible assets – software (d)	3,073
Intangible assets – concession (e)	1,693,203
Debt obligations (f)	1,668
Goodwill	466,753
Deferred income tax	(637,698)

Purchase price	2,608,322

(a) Difference being amortized over 2 months, representing the average inventory turn over.

(b) Difference being amortized over 2 years, representing the realization of the tax benefit of state VAT (ICMS) added value tax.

(c) Difference being amortized over 5 years, representing the weighted-average remaining useful lives of the related assets.

(d) Difference being amortized over 3 years, representing the weighted-average remaining useful lives of the related intangible asset. assets.

(e) The intangible asset related to the concession is being amortized on a straight-line basis over a period of approximately 30 years, representing the remaining term of the 3G license which expires in 2023, plus one extension of 15 years.

(f) Difference being amortized by the effective interest method over the remaining maturities of the underlying Telemig Celular.

The following table includes the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2009 and 2008:

	2009	2008

Purchase accounting on acquisition of Telemig Celular Participações and Telemig Celular S.A.:

Reversal of goodwill recorded under Brazilian GAAP (*)	(1,532,839)	(1,619,069)
Intangible asset related to concession recorded in U.S. GAAP	1,693,203	1,693,203
Amortization of intangible related to concession	(91,842)	(35,157)
Property, plant and equipment fair-value adjustment	176,401	176,401
Depreciation of fair value of property, plant and equipment adjustment	(58,605)	(22,360)
Software fair-value adjustment	3,073	3,073
Amortization of software adjustment	(1,732)	(659)
Value added tax credit fair-value adjustment	(1,493)	(1,493)
Amortization of added value tax credit fair-value adjustment	624	238
Inventory fair-value adjustment	2,729	2,729
Amortization of inventory fair-value adjustment	(2,729)	(2,729)
Debt fair-value adjustment	1,668	1,668
Amortization of debt fair-value adjustment	(1,440)	-
Goodwill recorded under U.S. GAAP	403,143	466,752
Deferred income tax	(601,871)	(632,497)
Total of the U.S. GAAP adjustments related to acquisition of Telemig Celular Participações S.A. and Telemig Celular S.A.	(11,710)	30,100

(*) As commented previously, for tax purpose only, the goodwill recoded under BRGAAP still being amortized during 2009.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Under Brazilian GAAP the goodwill paid on Telemig’s acquisition was restructured in accordance with CVM Instruction 319/99, turning the deductible portion of the goodwill (34%) in tax benefit (Tax credit acquired – restructuring) as mentioned in the footnote 28. Therefore, the tax benefits of R$504,958 and R$45,524 were recorded at Telemig Participações and Telemig Celular level, respectively, since the credit of same amount was recorded as Special goodwill reserve at Telemig Participações and Telemig’s equity, respectively. The portion of the tax benefit utilized each year can be capitalized to the benefit of the controlling shareholder (the Company) in the subsequent year as mentioned in footnote 23.c.2.

Under U.S. GAAP the tax benefit recorded at Telemig level was reversed at the consolidated level being recorded when realized on the tax return in accordance with the provisions of ASC 805-740 “Business Combination/Income Taxes”. For the year ended December 31, 2009, the amount of R$63,609 reduced goodwill per tax benefit realization pursuant to ASC 805-740. No tax benefit was realized in 2008.

The Company paid a premium (i.e., goodwill) over the fair value of the net tangible assets and identified intangible assets acquired for a number of reasons, including but not limited to the following:

- Telemig fills in the Company’s licensed spectrum and network footprints by covering areas where it did not have licenses or network infrastructure;

- Telemig’s subscriber base has a strong business subscriber component in the state of Minas Gerais, which allowed it to be very competitive in this state;

- The acquisition will reduce the Company’s uncollectible roaming costs in the state of Minas Gerais;

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

Under U.S. GAAP, the exchange of shares for non-controlling interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing Company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired non-controlling interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction to the proportional long-lived assets acquired. For U.S. purposes, the purchase price of such exchanges of shares was allocated as follows:

Date of
exchange
of shares

Amounts representing 8.97%, 49.33%, 31.23% and 47.53% of the historical net assets of TSD, TLE, CRT and TCO, respectively, under U.S. GAAP	1,708,795
Fair-value adjustments:
Property, plant and equipment (a)	215,217
Intangible assets - customer list (b)	607,606
Intangible asset related to concession (c)	11,867
Goodwill	283,795

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

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

Following are the components of the U.S. GAAP adjustment in shareholders’ equity related to such acquisitions as of December 31, 2009 and 2008:

Purchase accounting on merger of TSD, TLE and CRT and the acquisition of non-controlling interest in TCO:

	2009	2008

Property, plant and equipment fair-value adjustment	215,217	215,217
Depreciation of fair value of property, plant and equipment adjustment	(215,217)	(215,217)
Customer list intangible asset recorded	607,606	607,606
Amortization of customer list	(607,606)	(607,606)
Intangible related to concession recorded	11,867	11,867
Amortization of intangible related to concession	(2,749)	(2,047)
Goodwill	283,795	283,795
Deferred income tax	(3,100)	(3,339)

Total of the U.S. GAAP adjustments related to merger of TSD, TLL,CRT and the acquisition of non-controlling interest in TCO	289,813	290,276

g) Pension and other post-retirement benefits

The Company and its subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) for its retired employees that are operated and administered by SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions to multiemployer plans. The Company and its subsidiaries also sponsor a single-employer defined pension benefit plan (PBS) and single-employer defined contribution pension plans (Prev and Visão). Under Prev and Visão Plans, besides the contributions to the plans, the Company is responsible for funding the risks of death and disability of the participants, and for some participants of the TCO Prev who have migrated from PBS-TCO are also granted some defined pension benefits. The provisions of ASC 715 “Compensation-Retirement Benefit” were promptly applied for the multiemployer plan and only applied for the single employer plans with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

Under Brazilian GAAP, if there is sufficient information available, multiemployer defined benefit pension plans and other postretirement benefits should be accounted as if they were single employer plans. As such, under Brazilian GAAP the Company recognized actuarial liabilities corresponding to its share in multiemployer plans, while under U.S. GAAP, the Company recognizes contributions due to the plan each year. See additional disclosures in Note 30.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other post-retirement plan liabilities is as follows:

	As of December 31, 2009			As of December 31, 2008

	U.S.	Brazilian	Accumulated	U.S.	Brazilian	Accumulated
	GAAP	GAAP	difference	GAAP	GAAP	difference

Visão	(9,912)	-	(9,912)	(5,394)	-	(5,394)
PBS	(31,168)	-	(31,168)	(43,091)	-	(43,091)
Prev	(13,796)	-	(13,796)	(19,051)	519	(19,570)
PAMA	-	15,693	(15,693)	-	11,853	(11,853)

Accrued pension
post-retirement
benefit	(54,876)	15,693	(70,569)	(67,536)	12,372	(79,908)

On December 31, 2006, the Company and its subsidiaries adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (subsequently codified within ASC 715 “Compensation-Retirement Benefits”). Under ASC 715, provisions related to recognition and disclosures, which requires an employer to recognize the over or unfunded status of a defined-benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The impact of the adoption of ASC 715 was as a gain of R$29,645, net of income taxes, which was recorded directly in accumulated other comprehensive income at year end.

Reconciliation of pension and other post-retirement benefit plans adjustment:

	Year ended December 31,

	2009	2008	2007

U.S. GAAP:
Net periodic pension cost under U.S. GAAP	4,711	8,818	6,311
Settlements	-	4,391	-

Pension cost under Brazilian GAAP	(6,653)	(7,153)	(3,596)

Net reconciliation effect	11,364	20,362	9,880

The incremental effect of applying ASC 715 on individual line items in the statement of financial position as of December 31, 2006 (inception date), is as follows:

	Before		After the
	application of		application of
	ASC 715	Adjustments	ASC 715

Prepaid assets for pension benefits	-	44,917	44,917
Deferred income taxes	2,493,421	(15,272)	2,478,149
Accumulated other comprehensive income	-	29,645	29,645
Total shareholders' equity	9,096,550	29,645	9,126,195

h) Escrow deposits

Under Brazilian GAAP, the amounts of the escrow deposits linked to the reserve for contingencies are presented as deductions from the recorded liabilities. As shown in notes 17 and 19, escrow deposits were R$619,306 and R$509,946 as of December 31, 2009 and 2008, respectively. Under

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

U.S. GAAP they should be presented as separated in current or non-current assets instead of contra provision.

i) Income taxes

The Company and its subsidiaries fully accrue for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with ASC 740 “Income Taxes”, except that under Brazilian GAAP deferred tax assets are recorded as the amounts expected to be realized, whereas ASC 740 requires deferred tax assets to be recognized in full, but reduced by a valuation allowance to an amount that is more likely than not to be realized.

Under Brazilian GAAP, Vivo Participações S.A. did not recognize deferred income tax and social contribution assets of R$842,780 and R$845,053 as of December 31, 2009 and 2008, respectively, due to the uncertainties involving their realization. For U.S. GAAP purposes, the amounts not recognized represent the valuation allowances that were recorded under U.S. GAAP.

Effective January 1, 2007, the Company and its subsidiaries adopted former FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, codified in ASC 740-10 “Income Taxes/Overall”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740 “Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

The Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of ASC 740-10, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiaries recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2003. The Brazilian Internal Revenue Service (“Brazilian IRS”) is currently examining our subsidiary Vivo S.A.’s (former Global Telecom) income tax returns for years 2003 to 2006. As a large tax payer, the Company is under continuous examination by the Brazilian federal tax authorities.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

j) Earnings per share

Under Brazilian GAAP, earnings per share are calculated based on the number of shares outstanding at the balance sheet date.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP the Company applies the ASC 260 “Earnings per Share”.

Since the preferred and common shareholders have different dividends, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Since preferred shareholders have a liquidation preference over common shareholders, losses are not allocated to preferred shareholders. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income.

Total undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Total undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis.

As of December 31, 2009, 2008 and 2007, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring that occurred in February, 2006. The number of shares issuable was computed considering the balance of the special goodwill reserve (null in 2009, R$189,896 in 2008 and R$552,638 in 2007). However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for the year 2007 as their effect would have been anti-dilutive.

For the periods presented below, the computation of basic and diluted earnings per share is as follows:

	Consolidated

	For the year ended		For the year ended		For the year ended
	December 31, 2009		December 31, 2008		December 31, 2007

	(in thousands, except per share data and percentages)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic numerator:
Actual dividends paid	173,051	315,210	58,829	102,284	-	-
Allocated undistributed
earnings (loss)	83,985	152,978	123,690	216,102	(109,625)	-

Allocated net income available
for common and preferred
shareholders	257,036	468,188	182,519	318,386	(109,625)	-
Basic denominator:
Weighted-average shares	136,458,308	248,555,838	132,991,366	232,353,912	131,232,916	228,172,795
Earnings (loss) per share – basic	1.88	1.88	1.37	1.37	(0.84)	-

Diluted numerator:
Actual dividends paid	173,051	315,210	58,829	102,284	-	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Allocated undistributed
earnings (loss)	83,992	152,971	124,240	215,552	(109,625)	-

Allocated net income (loss)
available for common and
preferred shareholders	257,043	468,181	183,069	317,836	(109,625)	-
Diluted denominator:
Weighted-average shares	136,458,308	248,555,838	133,924,147	232,353,912	131,232,916	228,172,795
Earnings (loss) per share - diluted	1.88	1.88	1.37	1.37	(0.84)	-

The Company’s preferred shares are nonvoting, except under certain limited circumstances, and are entitled to a preferential and noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

k) Presentation in statements of operations

Interest income (expense)

Brazilian GAAP requires that interest be shown as part of operating income. Under U.S. GAAP interest expense would be shown after operating income, and accrued interest would be included in accounts payable and accrued expenses.

Cash Rebates

Under Brazilian GAAP, cash considerations are classified as selling expenses. Under U.S. GAAP cash rebates are recorded in the cost of services and goods sold or as cost incurred such as the cooperative advertising.

Loyalty Program expense

Under Brazilian GAAP, the provision for loyalty program is classified as selling and the reversal of unrealized portion of this provision in subsequent periods as other operating income. Under U.S. GAAP, loyalty program expense is recorded in the cost of services and goods sold.

Extemporaneous credit

Under Brazilian GAAP, extemporaneous credit resulting from claim of taxes payment incidental on revenues from ordinary activities is classified as other operating income. Under U.S. GAAP, this credit is recorded as revenues from ordinary activities.

l) Leases

The Company and its subsidiaries have leased certain computer hardware and software under non-cancelable leases. Under Brazilian GAAP, all leases were considered to be operating leases, with lease expense recorded when paid until January 1, 2008. As from this date, with the first adoption of Law No. 11,638, in conformity with CPC 06 – Commercial Leasing Transactions Leases, approved by CVM Resolution No. 554, dated November 12, 2008, these leases are considered capital leases. Under CPC 06, the Company and its subsidiaries were required to record the asset

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

at the present value of the minimum lease payments with a corresponding debt obligation for the years 2008 and 2007. Depreciation was recorded over the shorter of the estimated useful life of the asset or the lease term. Interest expense was recognized over the term of the lease and payments under the lease were amortized to principal and interest under the effective interest method. Under U.S. GAAP, leases are classified as operating lease or capital lease according to ASC 840. The depreciation of capital leases was recorded on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. All capital leases are fully depreciated and paid as of December 31, 2009.

m) Valuation of long-lived assets and goodwill

Under accounting practices adopted in Brazil, an impairment is recognized on long-lived assets, such as property, plant and equipment and concession intangibles, if the expected net cash flows generated the respective asset are not sufficient to cover its carrying amount. As from January 1, 2008, with the first adoption of Law No. 11,638, under CPC 01 Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 01, 2007, the Company and its subsidiaries periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. An impairment is recognized on long-lived assets, such as property, plant and equipment, intangible assets and deferred assets, if the expected discounted cash flows generated by the respective asset are not sufficient to recover its carrying amount. Under U.S. GAAP, the Company and its subsidiaries evaluate long-lived assets for impairment using the criteria set forth in ASC 360 “Property, Plant and Equipment”. In accordance with this provision Standard, the Company and its subsidiaries periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

The Company and its subsidiaries have performed a review of its long-lived assets including property, plant and equipment, finite-lived intangible asset, including concession, and concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages that the Company has historically achieved. The assumptions adopted by the Company are presented in more detail in note 3(j).There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to technological and competition environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired to operate its cellular networks.

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows until January 1, 2008, the date of the first adoption of Law No. 11,638/07. As from this date, under CPC 01 - Reduction of the Recoverable Value of the Assets, approved by CVM Resolution No. 527, dated November 1, 2007, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized first to goodwill until it is reduced to zero and then proportionally to other long-lived assets.

Under U.S. GAAP, goodwill is not amortized and is subject to a impairment test. In performing the impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase price allocation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP and determined that the recognition of an impairment loss was not required. The Company performed its impairment testing as of December 31, 2009.

The changes in the carrying amount of U.S. GAAP goodwill as of December 31, 2009 and 2008 are as follows:

	Vivo Participações S.A.
	(*)

	2009	2008

Balance at January 1	976,785	579,246
Addition – acquisition of Telemig	-	466,753
Reduction of goodwill for tax benefits recognized	(92,449)	(69,214)

Balance at December 31	884,336	976,785

(*) During 2006 the Company completed restructurings resulting in a change in the Company’s management structure and operating segments. As a result, the Company had one reportable segment, which represented a reporting unit as of December 31, 2009.

n) FISTEL fees

Under Brazilian GAAP, the FISTEL fees assessed on each activation of a new cellular line are deferred beginning on January 1, 2001 for amortization over the customers’ estimated subscription period. For U.S. GAAP purposes, this fee would be charged directly to the statement of operations. Therefore, the deferred FISTEL fees on activation fees as of December 31, 2009, 2008 and 2007 are being adjusted in the reconciliation of the income differences between Brazilian GAAP and U.S. GAAP.

o) Revenue recognition

Under U.S. GAAP, the Company and its subsidiaries recognize service revenue as the services are provided. Prepaid service revenue is deferred and recognized based on subscriber airtime usage. Additional differences in the Company and its subsidiaries’ revenue recognition policies are discussed below:

(i) Roaming

The Company and its subsidiaries have roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the subsidiary for the service at the applicable rates. Conversely, when one of the subsidiary’s customers roams outside the coverage area, the subsidiary pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly, this difference in accounting policy has no impact on net income (loss) or in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

and cost of goods and services by R$80,802, R$52,601 and R$46,796 for 2009, 2008 and 2007, respectively.

(ii) Value-added and other sales taxes

Under Brazilian GAAP, revenue is recognized net or related value-added and other sales taxes. Under U.S. GAAP, revenue is recognized gross and these taxes are recorded separately and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$4,630,140, R$4,289,949 and R$3,380,046 for 2009, 2008 and 2007, respectively, as compared to amounts reported under Brazilian GAAP.

(iii) Deferred revenue sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value added and other sales taxes are recognized when sold. Under U.S. GAAP, prior to 2008, revenue on sales of handsets with no value to the customer on a stand-alone basis, along with the related cost of the handset, including applicable value added and other sales taxes, are amortized over their term of arrangement with the customer. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the subsidiary’s handsets are sold below cost, this difference in accounting policy had no impact on net income (loss) or in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$381,413, R$518,774 and R$1,267,138 as of December 31, 2009, 2008 and 2007, respectively. The impact of this difference under U.S. GAAP was to decrease both net revenues and cost of services and goods by R$90,837 for 2007 and to increase both net revenues and cost of services and goods by R$137,362 and R$748,364 for 2009 and 2008, respectively. We had previously considered whether these handsets represent a separate unit of accounting under ASC 605 “Revenue Recognition” and believe the criterion has not been met because the handsets do not have value to the customer on a stand-alone basis, since our TDMA and CDMA technology handsets are not compatible with the GSM technology used by all other competitors. In the beginning of 2007 the subsidiaries started the transition of CDMA technology to GSM. However, we concluded there was no impact in our revenue recognition policy under U.S. GAAP, since the frequency utilized by our competitors during 2007 was not compatible with the frequency used by our GSM technology and therefore, the GSM handsets also do not have stand-alone value. Consequently, the revenue recognition policy under U.S. GAAP for the sale of GSM handsets was consistent with policy used for the sale of CDMA for the year ended on December 31, 2007.

During 2008, the subsidiaries began to commercialize types of GSM handsets, which are compatible with the GSM technology used by all other competitors. Since this has occurred, GSM handsets of the Company have an observable market value and therefore, stand-alone value. Consequently, the revenue recognition policy under U.S. GAAP for the sale of GSM handsets is similar to Brazilian GAAP and the revenues and costs related to these handsets sales, including applicable value added and other sales taxes are recognized when sold.

(iv) Free minutes given in connection with sales of handsets

Under U.S. GAAP, the subsidiaries began to separately account for free minutes given in connection with the sales of handsets. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the subsidiary does not separately account for free minutes

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

given in connection with sales of handsets. For the year ended December 31, 2009, the effects in net income (loss) of this accounting difference were R$(246), in 2008 R$(925) and in 2007 R$93,608.

(v) Deferred revenue of free minutes given in connection with prepaid cards

The Company commercializes prepaid cards with credit minutes to its clients and gives free minutes in connection with its sales. Under U.S. GAAP the subsidiaries separately account for free minutes given in connection with the prepaid cards. Consequently, a portion of the revenue generated from the sale of prepaid cards is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the subsidiaries do not separately account for free minutes given in connection with sales of prepaid cards. For the year ended December 31, 2009 and 2008, the effects in net income of this accounting difference were (R$1,748) and (R$10,526) respectively. The effect in 2007 was immaterial.

p) Derivative financial instruments

As mentioned in Note 29 the Company and its subsidiaries have entered into foreign-currency swap contracts at various exchange rates, in the notional amounts of US$415.6 million and JPY1,338.9million (US$515.6 million and JPY 51,594.7 million as of December 31, 2008). Also, the Company had contracted an inflation index swap (General Price Index - IGPM) in the notional amount of R$110.0 million as of December 31, 2009 and 2008 and an inflation index swap (Costumer Price Index - IPCA) in the notional amount of R$72.0 million. As of December 31, 2009, the Company did not have swaps for local interest rates (CDI) (R$225.0 million as of December 31, 2008).

Under Brazilian GAAP, CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the statement of operations, unless specific accounting criteria are met.

Under U.S. GAAP, the Company and its subsidiaries apply ASC 815 “Derivatives and Hedging”. ASC 815 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and require that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets and liabilities or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company and its subsidiaries have elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

For the years ended on December 31, 2009 and 2008 the Company and its subsidiaries have designated certain swap contracts as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable, to the hedged risk are recognized in current earnings. The Company and its subsidiaries are exposed to certain risks relating to its ongoing

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

business operations. The primary risks managed by using derivative instruments are detailed in note 29(d).

The Company and its subsidiaries had R$928.9 million (US$415.6 million, JPY1,338.9 million and R$110.0 million) as of December 31, 2009 and R$2,453.1 million (US$433.0 million, JPY51.594.6 million and R$110.0 million) as of December 31, 2008, of notional value swap contracts with a fair value of R$1.007,7 million as of December 31, 2009 (R$2,394.0 million as of December 31, 2008) designated as fair value hedges on a portion of the Company’s foreign-currency denominated debt.

The Company and its subsidiaries are hedging the related foreign currency (U.S. dollar and Japanese yen) and interest rate risk associated with such indebtedness. The Company and its subsidiaries calculate the effectiveness of these hedges both at inception and on an ongoing basis (i.e., quarterly). Since theses derivative contracts qualify for hedge accounting under Brazilian GAAP and U.S. GAAP, the hedged debt is also adjusted to fair value under the fair value hedge rules. These derivative instruments have been highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged.

For the years 2009 and 2008, the reconciliation of shareholders’ equity does not reflect any difference between Brazilian GAAP and U.S. GAAP. For the year 2007, it reflects the debt marked-to-market adjustment for this debt assigned as fair value hedge under Brazilian GAAP that did not meet the criteria under U.S. GAAP. During the year 2008, such debt was settled and the difference between Brazilian GAAP and U.S. GAAP was eliminated.

The Company includes the gain or loss on the hedged items related to fair value hedges in the same line item – interest expense –as the offsetting loss or gain on the related interest and foreign currency rate swaps as follows:

In millions of R$	2009

		Gain/(loss) on

Income statement classification	Gain/(loss) on swaps	borrowings

Interest expense	(445.828)	278.308

Tabular disclosure of fair values of derivative instruments in a statement of financial position as of December 31, 2009 is as follows:

In thousands of R$	Asset Derivatives		Liability Derivatives

As of December 31,	2009		2009

	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value
Derivatives designated as hedging
instruments under ASC 815
Foreign currency contracts	Other assets	756.807	Other liabilities	(744.397)
Other contracts	Other assets	250.927	Other liabilities	(238.833)

Total derivatives designated as hedging
instruments under ASC 815		1.007.734		(983.230)

Derivatives not designated as hedging
instruments under ASC 815 (a)
Foreign currency contracts	Other assets	2.774	Other liabilities	(6.600)

Total derivatives not designated as
hedging instruments under ASC 815		2.774		(6.600)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(a) Although these derivatives are not designated as hedging instruments, these derivative instruments were not contracted for speculative purposes.

As mentioned in note 29(d), all contracting of derivative financial instruments of the Company and of Vivo is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.8% of the financial exchange liabilities are hedged.

The Company keeps internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated with each strategy of market action. The results obtained by the Company in relation to their derivative financial instruments show that the Management has properly managed risks.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The effect of derivative instruments on the income statement for the year ended on December 31, 2009 is as follows:

In millions of R$

		Amount of gain or (loss)
	Location of Gain or (Loss)	recognized in income on
Derivatives in ASC 815 Fair Value Hedging	recognized in income on	Derivative

Relationships	derivatives	2009

Foreign currency contracts	Foreign currency gain/(loss)	(442.299)
Other contracts	Other income/(expense)	(3.529)

Total		(445.828)

In millions of R$

		Amount of gain or (loss)
		recognized in income on
	Location of Gain or (Loss)	Derivative

Derivatives not designated as hedging instruments	recognized in income on
under ASC 815 (a)	derivatives	2009

Interest rate contracts	Interest income/(expense)	(5.752)
Foreign currency contracts	Foreign currency gain/(loss)	(2.210)

Total		(7.962)

(a) Although these derivatives are not designated as hedging instruments, these derivative instruments were not contracted for speculative purposes.

Counterparty credit risk

There is a credit risk from the possibility that the Company may incur losses associated with its receivables from adjustments of swap transactions with financial institutions. To minimize this risk, the Company operates in order to diversify this exposure between counterparties of first line, according to its Credit Policy.

q) License acquisition costs

The incurred interest between the date of the documentation and proposal submission to obtain the license acquisition to operate Band B mobile telephone services and the date of the initial operations of GT was recorded as deferred assets according to Brazilian GAAP. Under U.S. GAAP, the interest was capitalized as license acquisition cost. The amount of reversal relates to differences on interest accrued in 1998. This difference is being amortized over the license period. The effects of license acquisition costs on net income (loss) for the years ended 2009, 2008 and 2007 are R$(7,470), R$(5,677) and R$(6,001), respectively.

r) Deferred assets

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The Company has recorded pre-operational costs incurred prior to January 1, 2009 as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by Brazilian GAAP. Under U.S. GAAP, these costs are recorded as expenses when incurred. The effects of deferred assets amortization on net income (loss) for the years ended 2009, 2008 and 2007 are R$25,529, R$3,440 and R$35,871, respectively.

s) Grants

Under Brazilian GAAP, equipment received free of charge (grants) were recorded at fair value, with a corresponding credit to capital reserve, which is amortized into the result of operations based on realization of the corresponding asset until January 1, 2008, the date of the first adoption of Law No.11,638. As from this date, grants were recorded at fair value, with a corresponding credit to deferred revenue, which is amortized into results of operations based on realization of the corresponding asset. The remaining balance existing on December 31, 2007 was kept in capital reserve, until its complete realization. For U.S. GAAP purposes, the credit to capital reserves would be classified as a reduction of the related asset and amortized to reduce depreciation expense.

t) Items posted directly to shareholders’ equity.

Under Brazilian GAAP, various items are posted directly to shareholders’ equity, which under U.S. GAAP would be posted to the statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP be made directly to the statements of operations, the adjustment is included in the reconciliation of net income (loss) differences between U.S. and Brazilian GAAP. The accumulated amount of grants of R$35,597 across several years are adjusted in the Company’s financial statements for U.S. GAAP purposes

u) Present value of noncurrent recoverable value added tax credit (ICMS)

Under Brazilian GAAP, noncurrent governmental accounts receivable were not discounted to present value until January 1, 2008, the date of the first adoption of Law No. 11,638/07. As from this date, under CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564 of December 17, 2008, noncurrent tax assets have been discounted to present value. As the Law No. 11,638/07 was applied retrospectively to the Company, the noncurrent governmental taxes receivable were discounted to present value for the year 2007, 2008 and 2009.

Under U.S. GAAP, noncurrent governmental taxes receivable are not discounted to present value.

v) Merger of noncontrolling interest of TCP and TC into Vivo Participações S.A.

As mentioned in Note 1.d., a Special Shareholders’ Meeting held on July 27, 2009, the shareholders of Telemig Participações and of Telemig approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Telemig Participações, of all the shares of Telemig, with the holders of the merged shares of Telemig directly receiving the new shares to which they were entitled in the merged company, Telemig Participações (the shareholders received 17.4 new shares of Telemig Participações for each share of Telemig), in accordance with the exchange ratios agreed to at the Meetings of the Boards of Directors of the companies held on May 29, 2009.

At the same date, at a Special Shareholders’ Meeting, the shareholders of the Company approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Vivo Participações, of the shares of Telemig Participações, with the holders of the merged shares of Telemig Participações directly receiving the new shares (for each share of Telemig Participações, its shareholders received 1.37 new shares of Vivo Participações), in conformity with the exchange ratio agreed to at the Meetings of the Board of Directors of the companies, held on May 29, 2009.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The merger of the shares of Telemig and of Telemig Participações did not entail any change in the number and composition by type of their shares, which finally became owned, all of them, by Vivo Participações. The holders of common and preferred shares of Telemig that were merged into Telemig Participações’ equity received new shares of Telemig Participações of the same type, that is, the merged preferred shares were replaced by new preferred shares of Telemig Participações, issued on behalf of their respective holders, and merged common shares were replaced by new common shares of Telemig Participações, issued on behalf of their respective holders. Following, and in the same manner, the holders of common and preferred shares of Telemig Participações merged into Vivo Participações’ equity received new shares of Vivo Participações of the same type. Accordingly, at the end of the transaction, the non-controlling shareholders of Telemig and of Telemig Participações became shareholders of Vivo Participações.

As a result of the above described approvals, the subscribed and fully paid-up capital stock of the Company increased from R$6,900,422 to R$8,780,150, represented by 400,713,827 book-entry shares, of which 137,269,188 are common shares and 263,444,639 are preferred shares, all of them registered and with no face value.

The above mentioned capital increase, of R$1,879,728, was generated from the economic value of the shares held by the minority shareholders of Telemig Participações, the equity value of which totaling an amount of R$894,296.

Under Brazilian GAAP, the difference between the economic value and the equity value of the acquired shares was recorded as a goodwill in the amount of R$985,432. Additionally, an amount of R$269,804 was recorded by Telemig Participações as goodwill upon the merger of the shares held by the minority shareholders of its subsidiary company, Telemig. A capital increase of R$460,372 was recorded in such transaction, generated from the economic value of acquired shares, the equity value of which totaled R$190,567. The goodwill amounts were posted to the intangible assets.

Under U.S. GAAP changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent. Therefore, the goodwill generated under Brazilian GAAP in the merger of the noncontrolling interest of TC and TCP of R$1,255,236 was reclassified to equity attributable to the parent under U.S. GAAP.

x) Costs directly attributable to the merger of TC and TCP into Vivo Participações S.A.

Under Brazilian GAAP, during the year 2009 the Company incurred certain costs directly related to the exchange of shares with noncontrolling interest of TC and TCP, which were capitalized as part of the transaction costs.

Under U.S. GAAP, the direct costs including “out-of-pocket” or incremental costs directly related to an acquisition of noncontrolling interest, such as fees paid to outside consultants for accounting and legal issues and for appraisals, are expensed when incurred.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

w) Reversal of proposed dividends

Under Brazilian GAAP, proposed dividends are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally approved by the shareholders.

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are formally approved by a shareholders’ meeting for U.S. GAAP purposes.

y) Comprehensive income

ASC 220 “Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the U.S. GAAP rules is to report all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

For the years ended December 31, 2009 and 2008, the component of comprehensive income includes only the accumulated effect of initial adoption of ASC 715 “Compensation-Retirement Benefits”. For the year ended December 31, 2007 there was no component in the comprehensive income.

z) Inventories owned by the subsidiaries and provided free of charge to corporate customers

The subsidiaries have agreements with its corporate customers, through which handsets owned by the subsidiaries are provided free of charge to the customer from periods varying from 12 to 24 months, through a right-of-use agreement. Under Brazilian GAAP these handsets are recorded as property, plant and equipment and depreciated over a period of 18 months. The period of 18 months represents the estimated contractual relationship with our subscribers and also the estimated useful life.

Under U.S. GAAP the subsidiaries have deferred the inventoriable cost of the handsets provided to customers under this revenue arrangement. Under ASC 330 “Inventory”, Therefore, the cost of handsets under this type of agreement is reclassified from property, plant and equipment to costs of inventory subject to a deferred revenue arrangement, non-current, and amortized over the period of 18 months. The subsidiaries expect to recover the cost through the non-cancellable service arrangement.

The amounts of inventoriable costs incurred by the Company and reclassified to non-current assets, net of amortization were R$309,289 and R$313,145 as of December 31, 2009 and 2008 respectively.

aa) Cash and cash equivalents

Under Brazilian GAAP the Company has defined cash and cash equivalents as being cash, positive balances of bank accounts and financial investments redeemable within 90 days from the transaction date.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, cash equivalents are considered all highly liquid investments with maturities of three months or less when purchased. No difference was noted between Brazilian GAAP and U.S. GAAP for cash and cash equivalents.

ab) Presentation of non-controlling interest

Under Brazilian GAAP non-controlling interest is reported in the consolidated balance sheet in the mezzanine section between liabilities and equity. Also, net income attributable to non-controlling interest is reported as an expense in arriving at consolidated net income.

ASC 810 “Consolidation” clarifies that a non-controlling interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated statement of operations of the amounts attributed to the parent and to the non-controlling interest. This statement was effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. Effective January 1, 2009, the Company adopted the provision of this statement and applied its presentation requirements retrospectively.

ac) Debt issuance cost

Under Brazilian GAAP debt issuance cost is recognized as a contra-liability account and amortized in connection with the related debt using the effective interest rate. Under U.S. GAAP, the debt issuance cost is reclassified to assets. No difference on the amortization calculation exists between both GAAPs.

Reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP

	Consolidated

	2009	2008	2007

Brazilian GAAP net income (loss) for the year	857,486	389,683	(99,830)
ab) Reclassification of noncontrolling interest under Brazilian GAAP	25,648	52,662	-
Add (deduct)-
Different criteria for:
b) Capitalized interest	(3,825)	31,731	20,295
b) Amortization of capitalized interest	(56,883)	(125,462)	(54,643)
c) Amortization of monetary restatement of 1996 and 1997	(474)	(474)	(3,524)
d) Exchange of shares for non-controlling interests:
Depreciation effect from reduction of fixed assets	(318)	3,022	9,727
Amortization of concession	(3,480)	(10,335)	(12,989)
e) Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	-	581,307	480,609
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP	175,818	(45,681)	(45,681)
Depreciation of fixed assets	(26,978)	(13,085)	7,269
Amortization of software	(1,073)	(659)	-
Amortization of fair-value adjustment to inventory	-	(2,729)	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Amortization of fair value related to tax credits	386	238
Amortization of intangible related to concession	(161,775)	(140,247)	(105,090)
Additional interest expense on purchase price allocation of debt	(1,441)	(37)	(1,046)
Deferred tax effect	(86,545)	(112,646)	(117,269)
f) Merger of TSD, TLE, CRT and TCO	(463)	(43,767)	(257,055)
g) Pension and other post-retirement benefits	11,364	20,362	9,880
l) Difference in criteria for capital leases	-	(1,454)	1,459
n) FISTEL fees	(4,297)	(77,655)	(63,027)
o) Free minutes given in connection with sales of handsets	(246)	(925)	93,608
o) Free minutes given in connection with sales of prepaid cards	(1,748)	(10,526)	-
p) Derivative financial instruments	-	(5,330)	2,655
q) Amortization of license acquisition costs	(7,470)	(5,677)	(6,001)
r) Amortization of deferred assets	25,529	3,440	35,871
s) Grants	8,292	3,613	3,132
u) Reversal of present value of ICMS tax credit	(8,522)	4,181	(154)
x) Costs directly attributable to the merger of noncontrolling interest of TCP and TC	(2,898)	-	-
i) Deferred tax effect on the above adjustments	15,292	58,307	(7,595)

Net income (loss) – U.S. GAAP	751,379	551,857	(109,625)

Net income (loss) attributable to parent company	725,224	500,905	(109,625)
Net income attributable to non-controlling interest	26,155	50,952	-

	Consolidated

	2009	2008	2007

Common earnings (loss) per shares attributable to parent company- basic	1.88	1.37	(0.84)
Weighted-average common shares - basic	136,458,308	132,991,366	131,232,916

Preferred earnings per shares attributable to parent company– basic	1.88	1.37	-
Weighted-average preferred shares – basic	248,555,838	232,353,912	228,172,795

Common earnings (loss) per shares attributable to parent company- diluted	1.88	1.37	(0.84)
Weighted-average common shares - diluted	136,458,308	133,924,147	131,232,916

Preferred earnings per shares attributable to parent company- diluted	1.88	1.37	-
Weighted-average preferred shares - diluted	248,555,838	232,353,912	228,172,795

Earnings (loss) per share in accordance with U.S. GAAP

As described in item (j), net losses have not been allocated to preferred shares in the loss per share calculation since preferred shareholders have a liquidation preference over common shareholders.

Reconciliation of the shareholders’ equity differences between Brazilian GAAP and U.S. GAAP

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	2009	2008

Brazilian GAAP shareholders’ equity – Law 11,638	10,190,824	8,267,527
ab) Reclassification of noncontrolling interest under Brazilian GAAP -	-	587,804
Add (deduct)-
Different criteria for:
b) Capitalized interest	213,097	216,922
b) Amortization of capitalized interest	(276,422)	(219,539)
c) Monetary restatement of 1996 and 1997, net	4,075	4,549
d) Exchange of shares for non-controlling interests:
Adjustment to fixed assets	(59,976)	(59,976)
Accumulated depreciation	60,474	60,792
Adjustment to concession	318,926	318,926
Amortization of concession	(273,693)	(270,213)
Adjustment to client list	137,900	137,900
Amortization of client list	(137,900)	(137,900)
e) Acquisitions - purchase accounting allocations:
GT and Holdings	(224,691)	(248,362)
TCO	764,090	847,558
Telemig	(11,710)	30,101
f) Merger of TSD, TLE, CRT and TCO	289,813	290,276
g) Pension and other post-retirement benefits	70,569	79,908
n) FISTEL fees	(204,148)	(199,851)
o) Free minutes given in connection with sales of handsets	(4,301)	(4,055)
o) Free minutes given in connection with sales of prepaid cards	(12,274)	(10,526)
q) Interest capitalized on license acquisition costs	42,006	42,006
q) Accumulated amortization of license acquisition costs	(25,336)	(17,866)
r) Deferred assets, net of accumulated amortization	(29,864)	(55,393)
s) Grants	(35,597)	(43,889)
u) Reversal of present value of ICMS tax credit	22,261	30,783
v) Difference between the fair value of consideration paid and adjusted noncontrolling interest of TCP and TC	(1,255,236)	-
x) Costs directly attributable to the merger of noncontrolling interest of TCP and TC	(2,898)	-
i) Deferred taxes on the above adjustments	65,655	43,325
w) Reversal of proposed dividends in excess of minimum mandatory attributable to parent company	611,925	265,685

w) Reversal of proposed dividends in excess of minimum mandatory attributable to non-controlling interest	-	83,590

Shareholders’ equity – U.S. GAAP	10,237,569	10,040,082
Shareholders’ equity attributable to parent company	10,237,569	9,351,340
Shareholders’ equity attributable to non-controlling interest	-	688,742

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Changes in the consolidated equity under U. S. GAAP

	Consolidated

	Equity Attributable	Noncontrolling	Total Equity
	to Parent Company	interest

Equity under U.S. GAAP as of December 31, 2006	9,126,195	-	9,126,195
Unclaimed dividends and interest on shareholders’ equity	11,936	-	11,936
Net income (loss)	(109,625)	-	(109,625)
Accumulated other comprehensive income, net of tax	(4,119)	-	(4,119)

Equity under U.S. GAAP as of December 31, 2007	9,024,387	-	9,024,387
Unclaimed dividends and interest on shareholders’ equity	14,063	2,221	16,284
Purchase of Telemig	-	684,488	684,488
Net income	500,905	50,952	551,857
Declared dividends and Interest on shareholders’ equity	(161,113)	(45,356)	(206,469)
Accumulated other comprehensive income, net of tax	(26,902)	(3,563)	(30,465)

Equity under U.S. GAAP as of December 31, 2008	9,351,340	688,742	10,040,082
Unclaimed dividends and interest on shareholders’ equity	11,447	-	11,447
Tax incentive	9,137	-	9,137
Subscription of non-controlling interest in the capital increase with goodwill reserve	-	8,842	8,842
Gains in the subscription of non-controlling interest in the capital increase with goodwill
reserve	-	80	80
Merger of non-controlling interest of TCP and TC – June 2009	642,338	(642,338)	-
Net income	725,224	26,155	751,379
Declared dividends and Interest on shareholders’ equity	(488,261)	(81,472)	(569,733)
Accumulated other comprehensive income, net of tax	(13,656)	(9)	(13,665)

Equity under U.S. GAAP as of December 31, 2009	10,237,569	-	10,237,569

Disclosure of accumulated other comprehensive income balance

			Accumulated
			other
	Controlling	Noncontrolling	comprehensive
Pension plan - adjustment, net of tax	shareholder	interest	income

Balance at December 31, 2006 of AOCI	29,645	-	29,645

Current period change, net of tax (R$2,122)	(4,119)	-	(4,119)

Balance at December 31, 2007, net of tax (R$13,150) of AOCI	25,526		25,526
Current period change, net of tax (R$15,694 )	(26,902)	(3,563)	(30,465)

Balance at December 31, 2008, net of tax (R$2,546) of AOCI	(1,376)	(3,563)	(4,939)
Current period change of January to June 2009, net of tax (R$11)	(12)	(9)	(21)

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Reclassification of non-controlling interest of TC and TCP in June 2009	(3,572)	3,572	-
Current period change of July to December 2009, net of tax (R$7,027)	(13,644)	-	(13,644)

Balance at December 31, 2009, net of tax (R$9,584) of AOCI	(18,604)	-	(18,604)

U.S. GAAP supplementary information

Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP

	Consolidated

	2009	2008	2007

Brazilian GAAP operating income as reported	1,473,587	911,847	156,995
Reversal of financial expense, net	487,229	637,699	462,789

U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(474)	(474)	(3,524)
Amortization on capitalized interest	(56,883)	(125,462)	(54,643)
Amortization of license acquisition costs	(7,470)	(5,677)	(6,001)
Difference in criteria for capital leases	-	(1,454)	1,459
FISTEL fees	(4,297)	(77,655)	(63,027)
Exchange of shares of non-controlling interest:
Depreciation effect from reduction of fixed assets	(318)	3,022	9,727
Amortization of concession	(3,480)	(10,335)	(12,989)
Amortization of deferred assets	25,529	3,440	35,871
Amortization of grants	8,292	3,613	3,132
Pension and other post-retirement benefits	11,364	20,362	9,880
Free minutes given in connection with sales of handsets	(246)	(925)	93,608
Free minutes given in connection with sales of prepaid cards	(1,748)	(10,526)	-
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	-	581,307	480,609
Amortization of intangible related to concession	(161,775)	(140,247)	(105,090)
Amortization of intangible related to software	(1,073)	(659)	-
Realization of fair-value adjustment to inventory	-	(2,729)	-
Depreciation of fixed assets	(26,978)	(13,085)	7,269
Merger of TSD, TLE, CRT and TCO	(702)	(66,314)	(389,477)
Disposal of capitalized interest	(12,430)	(3,242)	(24,096)

Costs directly attributable to the merger of non-controlling interest of TCP and TC	(2,898)	-	-
Other operating expenses	-	-	282

U.S. GAAP operating income	1,725,229	1,702,506	623,302

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of net operating revenue and costs of services and goods sold under Brazilian GAAP to U.S. GAAP

	Consolidated

	2009	2008	2007

Brazilian GAAP net revenue	16,363,186	15,469,664	12,492,494
Reclassification to cost of services and goods value-added and other sales taxes	4,630,140	4,289,949	3,380,046
Roaming charges	80,802	61,800	46,796
Deferred revenues on sales of handsets, net of amortization	137,362	748,364	(90,837)
U.S. GAAP adjustments:
Free minutes given in connection with sales of handsets	(246)	(925)	93,608
Free minutes given in connection with sales of prepaid cards	(1,748)	(10,526)	-
Extemporaneous credit from claim of taxes payment	146,381	-	-

U.S. GAAP net revenue	21,355,877	20,558,326	15,922,107

Brazilian GAAP cost of services and goods sold	(8,951,570)	(8,179,024)	(6,623,290)
Reclassification to cost of services and goods sold:
Value-added and other sales taxes	(4,630,140)	(4,289,949)	(3,380,046)
Roaming charges	(80,802)	(61,800)	(46,796)

Deferred cost on handset sales, including taxes on sales, net of amortization during the year	(137,362)	(748,364)	90,837
Reclassification from selling expense-
Rewards program expense	(7,795)	(57,153)	(11,336)
Cash rebates	46,421	47,779	10,243
Reclassification from other operating income-
Rewards program expense	59,792
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(474)	(474)	(3,524)
Amortization on capitalized interest	(69,168)	(117,415)	(54,769)
Amortization of license acquisition costs	(7,470)	(5,677)	(6,001)
Difference in criteria for capital leases	-	-	(4,756)
FISTEL fees	(4,297)	(77,655)	(63,027)
Exchange of shares of minority interest:
Depreciation effect from reduction of fixed assets	(318)	3,022	9,727
Amortization of concession	(3,480)	(10,335)	(12,989)
Amortization of grants	8,292	3,613	3,132
Pension and other post-retirement benefits	11,364	21,933	9,880
Acquisitions:
Amortization of intangible related to concession	(161,775)	(140,247)	(105,090)
Depreciation of fixed assets	(26,978)	(13,085)	7,269
Amortization of intangible related to software	(1,073)	(659)	-
Realization of fair-value adjustment related to inventory	-	(2,729)	-
Merger of TSD, TLE, CRT and TCO	(702)	(66,314)	(389,477)

U.S. GAAP cost of services and goods	(13,957,535)	(13,696,104)	(10,570,013)

U.S. GAAP gross profit	7,398,342	6,862,222	5,352,094

Supplementary balance sheet information U.S. GAAP:
Total assets	23,207,671	26,576,896	22,508,441

Current liabilities	6,474,960	9,167,303	9,480,393

Non-current liabilities	6,495,142	8,058,253	4,003,661

Net property, plant and equipment	6,158,207	6,973,528	6,078,929

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

34. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a) Pension and other post-retirement benefits

As described in footnotes 30, the Company and its subsidiaries’s employees receive pension and post-retirement pension benefits under funded and unfunded defined benefit plans, defined contribution plans and multiemployer plans. The Company uses a December 31 measurement date for its plans assets. Disclosures on the Company’s contributions to defined contribution and multiemployer plans are included in Note 30.

Although TCP Prev and TCO Prev are defined contribution plans, there is a risk of death and disability of participants, which is borne by the sponsor, requiring an actuarial calculation. The following table has the obligation and funded status information on the Company’s single-employer benefit plans under U.S. GAAP:

Change in benefit obligation

	Consolidated

	2009	2008

Benefit obligation at the beginning of the year	139,225	75,392
Service cost	3,827	3,543
Interest cost	13,735	12,594
Plan participants contributions	640	(3,435)
Actuarial gain	2,661	16,345
Benefits paid	(5,231)	(4,118)
Settlement	-	(22,116)
Telemig’s plans	-	61,020

Benefit obligation at the end of the year	154,857	139,225

Change in plan assets
	Consolidated

	2009	2008

Fair value of plan assets at the beginning of the year	206,761	125,197
Actual return on plan assets	4,230	(10,912)
Actual contributions	3,973	2,672
Benefits paid	(5,231)	(4,118)
Telemig’s plans	-	109,767
Settlement	-	(15,845)

Fair value of plan assets at the end of the year	209,733	206,761

Reconciliation of funded status
	Consolidated

	2009	2008

Funded status	54,876	67,536

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Amounts recognized in the statement of financial position

	Consolidated

	2009	2008

Non-current assets	57,354	68,302

Current liability	-	(74)
Non-current liability	(2,478)	(692)

Net amount recognized	54,876	67,536

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Components of net periodic pension cost and other benefit cost

		Consolidated

	2009	2008	2007

Service cost (net of employee contributions)	3,827	2,779	2,170
Interest cost on PBO	13,735	12,594	7,473
Expected return on assets	(23,000)	(22,739)	(14,451)
Amortization of initial transition obligation	606	609	609
Amortization of (gains) loss	55	(2,127)	(2,141)
Amortization of prior service cost	66	66	29

Net periodic pension cost and other benefit cost	(4,711)	(8,818)	(6,311)

Accumulated other comprehensive income

	Consolidated

	2009	2008

Actuarial gain	24,290	2,915
Transition obligation	2,986	3,592
Prior service cost	912	978
Total	28,188	7,485

Changes in items not yet recognized in net periodic pension cost

	Consolidated
	2009			2008

			Prior			Prior
	Actuarial	Transition	service	Actuarial	Transition	service
	(gain) loss	obligation	cost	(gain) loss	obligation	cost

Balance at the beginning of the year	2,915	3,592	978	(43,918)	4,200	1,044
Amount generated in the period	21,430	-	-	44,706	-	-
Amount recycled to statement of operations	(55)	(606)	(66)	2,127	(608)	(66)

Balance at ending of year	24,290	2,986	912	2,915	3,592	978

Assumptions

		Consolidated

	2009	2008	2007

Discount rate for determining projected benefit obligations	9.83%	10.14%	10.77%
	6.14% for	6.44% for
	PBS plans	PBS plans
	and 6.79%	and 7.10%
	for Prev and	for Prev and
Rate of increase in compensation levels	Vis o plans	Vis o plans	6.59%
Benefit adjustments	4.60%	4.90%	4.50%
Expected long-term rate of return on plan assets	10.68%	11.18%	11.00%
Inflation	4.60%	4.90%	4.50%

Plan assets

The Company’s weighted-average pension plan asset allocations by asset category at the end of 2009 and 2008, and the target allocation for 2010, are as follows:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Target	Percentage of plan assets at year end
	allocation for

	2010	2009	2008

Asset category:
Equity securities	14.79%	11.51%	17.9%
Loans	0.80%	0.18%	-
Fixed income	84.41%	87.83%	81.0%
Other	0.00%	0.48%	1.1%
Total	100.0%	100.0%	100.0%

Our portfolio strategy emphasizes a long-term equity orientation, significant diversification, the use of both public and private investments and financial and operational risk controls. Our diversification and risk control processes serve to minimize the concentration of risk. Assets are allocated according to long-term risk and return estimates. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors.

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over a reasonable period. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value-added.

The expected return on plan assets is average after-tax return of each asset category weighted by target allocations. Asset categories return as based on long-term macroeconomic scenarios.

The Company determines the fair value of plan assets using observable market data obtained from independent sources when available. The Company classifies its plan assets according to the fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets;quoted prices for identical or similar instruments in markets that are not active;and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2009:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets

Equity securities:
Brazilian equities	6,372	6,372	-	-

Total equity securities	6,372	6,372	-	-

Fixed income securities:
Other fixed income (a)	1,074	-	1,074	-

Total fixed income securities	1,074	-	1,074	-

Other types of investments
Investment funds (b)	197,312	165,967	31,345	-
Other investments (c)	4,975	-	4,975

Total other types of investments	202,287	165,967	36,320

Cash:	-	-	-	-

Total:	209,733	172,339	37,394	-

(a) This category is comprised of financing and loans to the plan’s participants.

(b) This category includes investments of approximately 87.99% in fixed income securities,11.53% in equity securities and 0.48% in other investments.

(c) This category is comprised of assets used for administrative purposes.

Brazilian equities, which fall within Level 1, are valued by marking the assets to the market price per the São Paulo Stock Exchange (BOVESPA. The equities are valued at the last quoted price disclosed by BOVESPA for a given day. If there is no trading, the last quoted price of the prior day is used.

Brazilian government bonds, which fall within Level 1, are priced daily by using a market interest rate from the National Association of the Institutions of the Capital Market (ANDIMA). Pre-fixed corporate bonds, which fall within Level 2, are priced daily by using a market interest rate and the credit spread between the market interest rate and the interest rate at date of issuance. The market interest rate for the corporate bonds is established by using the future interest yield of the Brazilian Mercantile & Futures Exchange (BM&F). Variable interest rate bonds, which fall within Level 2, are priced daily by using the market interest rate from ANDIMA.

The investment funds portfolio within the Visão Prev plans have a concentration of assets with approximately 47% of the total assets of the plans as of December 31, 2009 invested in Brazilian Federal Government Bonds. These bonds are classified as investment grade by the major credit risk agencies.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Single-employer
amount

2010	10,083
2011	10,934

2012	12,071
2013	13,129
2014	13,856
Years 2015-2019	83,291

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

A summary of the SISTEL multiemployer defined-benefit pension plan (inactive employees pension plan

- PBS-A) as of December 31, 2009 and 2008,in which the Company and its subsidiaries participate is as follows:

Inactive employees pension plan - PBS-A

	Consolidated

	2009	2008

Funded status:
Projected benefit obligation	4,860,382	4,977,285
Fair value of plan assets	(6,657,856)	(6,828,191)

Funded status *	(1,797,474)	(1,850,906)

A summary of the SISTEL multiemployer post-retirement benefits plan (health care plan - PAMA), in which the Company and its subsidiaries participate, is as follows:

Health care plan - PAMA

	Consolidated

	2009	2008

Funded status:
Accumulated post-retirement benefit obligation:
Active participants	38,704	37,110
Fully eligible active plan participants	11,048	9,098
Inactive participants	1,888,133	1,506,410

	1,937,885	1,552,618

Fair value of plan assets	(572,758)	(554,595)

Obligations in excess of plan assets *	1,365,127	998,023
* These balances have not been recognized in the Company’s Consolidated Balance Sheets in accordance with U.S. GAAP

b) Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	2009

		Software	Customer
	Concession	use rights	list	Other

Gross	6,906,067	4,949,313	1,207,536	88,350
Accumulated amortization	(2,972,692)	(3,439,207)	(1,207,536)	(76,994)
Net	3,933,375	1,510,106	-	11,356
Amortization expense	325,859	638,311	-	6,215

Amortization period	(*)	5 years	2 years	1.5 year

	Consolidated

	2008

		Software	Customer
	Concession	use rights	list	Other

Gross	6,906,067	4,023,438	1,207,536	65,924
Accumulated amortization	(2,646,833)	(2,533,114)	(1,207,536)	(53,882)
Net	4,259,234	1,490,324	-	12,042
Amortization expense	262,022	453,778	25,317	6,540

Amortization period	(*)	5 years	2 years	4.4 years

(*) Amortized using a straight-line method over the major term for the 3G License until 2038.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2010	942,933
2011	940,513
2012	606,803
2013	244,985
2014	208,137

Following is a detailed summary of the Company’s concession intangible assets under U.S. GAAP for the years ended on December 31, 2009 and 2008:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

	As of December 31, 2009

					Original	Remaining
		Accumulated	Write-off		useful life	useful life
	Cost	amortization	concession	Intangible net	(years)	(years)

	(in thousands of reais)

PPA allocated to intangible assets of
Telemig per the acquisition of the
majority ownership (a)	1,693,203	(91,842)	-	1,601,361	30.0	28.3

PPA allocated to intangible assets of
TCO per acquisition of stake control
in 2003 (a)	882,824	(415,524)	-	467,300	20.3	14.6

PPA allocated to intangible assets of
TCO per acquisition of non-
controlling interest in 2004 (a)	525,052	(162,949)	-	362,103	16.9	12.7
PPA allocated to intangible assets of
GT per acquisition of stake control
in 2001 (a)	1,176,727	(617,834)	(473,472)	85,421	12.0	3.0

Sub total – Identified intangible assets
(PPA) related to acquisitions	4,277,806	(1,288,149)	(473,472)	2,516,185

3G Spectrum License acquired in 2008
to operate in Band J, except for
areas VII and X (b)	1,147,693	(104,932)	-	1,042,761	15.0	13.6
License acquired in 1998 to operate in
the states of Paraná and Santa Catarina
(b)	915,916	(716,794)	-	199,122	15.0	3.2

Sub total – Spectrum Licenses	2,063,609	(821,726)	-	1,241,883

					From 5.0 to
Other intangibles	564,652	(389,345)	-	175,307	15.0	10.3

Total of intangible assets	6,906,067	(2,499,220)	(473,472)	3,933,375

VIVO PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (In thousands of Brazilian reais, unless otherwise indicated)

	As of December 31, 2008

					Original	Remaining
		Accumulated	Write-off		useful life	useful life
	Cost	amortization	concession	Intangible net	(years)	(years)

	(in thousands of reais)

PPA allocated to intangible assets of
Telemig per the acquisition of the
majority ownership (a)	1,693,203	(35,157)	-	1,658,046	30.0	29.3

PPA allocated to intangible assets of
TCO per acquisition of stake control
in 2003 (a)	882,824	(369,947)	-	512,877	20.3	15.6

PPA allocated to intangible assets of
TCO per acquisition of non-
controlling interest in 2004 (a)	525,052	(131,911)	-	393,141	16.9	13.7
PPA allocated to intangible assets of
GT per acquisition of stake control
in 2001 (a)	1,176,727	(589,359)	(473,472)	113,896	12.0	4.0

Sub total – Identified intangible assets
(PPA) related to acquisitions	4,277,806	(1,126,374)	(473,472)	2,677,960

3G Spectrum License acquired in 2008
to operate in Band J, except for
areas VII and X (b)	1,147,693	(26,233)	-	1,121,460	15.0	14.6
License acquired in 1998 to operate in
the states of Paraná and Santa Catarina
(b)	915,916	(657,040)	-	258,876	15.0	4.2

Sub total – Spectrum Licenses	2,063,609	(683,273)	-	1,380,336

					From 4.0 to
Other intangibles	564,652	(363,714)	-	200,938	20.0	10.4

Total of intangible assets	6,906,067	(2,173,361)	(473,472)	4,259,234

(a) The intangible asset related to the PPA has been amortized on a straight-line basis, attributed to the identified assets, based on the estimated benefit the intangibles will provide to the Company during the period of the concession.

(b) Useful life estimated based on the license term. The amount paid for these licenses relates to the first 15 years of the concession.

c) Fair Value Measurements and disclosures (ASC 820)

We adopted ASC 820 on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

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

Items Measured at Fair Value on a Recurring Basis

In accordance with ASC 820, we measure our cash equivalents, foreign currency and interest rate derivative swap contracts at fair value. Our cash equivalents are classified within Level 1, because they are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Our foreign currency, interest rate derivative swap contracts and financing and loans assigned as fair value hedge are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2009 and 2008:

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets

Cash Equivalents

Short-term investments	1,302,647	1,302,647	-	-

Derivative contracts
Foreign currency derivative contracts	759,581	-	759,581	-
	176,016		176,016
Interest rate derivative contracts (Swap IGP-M x CDI)
	74,911		74,911
Interest rate derivative contracts (Swap IPCA x CDI)

Total Assets	2,313,155	1,302,647	1,010,508	-

Liabilities

Loans and financing under fair value hedge	1,007,734	-	1,007,734	-
Derivative contracts
Foreign currency derivative contracts	750,997	-	750,997	-

Interest rate derivative contracts (Swap IGP-M x CDI)	161,659		161,659

Interest rate derivative contracts (Swap IPCA x CDI)	77,174		77,174

Total Liabilities	1,997,564	-	1,997,564	-

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets

Cash Equivalents

Short-term investments	2,126,875	2,126,875	-	-

Derivative contracts
Foreign currency derivative contracts	2,432,082	-	2,432,082	-
	226,248		226,248
Interest rate derivative contracts (Swap CDI x Prefixed)

Interest rate derivative contracts (Swap IGP-M x CDI)	156,703		156,703

Total Assets	4,941,908	2,126,875	2,815,033	-

Liabilities

Loans and financing under fair value hedge	2,393,694	-	2,393,694	-
Derivative contracts
Foreign currency derivative contracts	1,920,551	-	1,920,551	-

Interest rate derivative contracts ( Swap CDI x Prefixed)	227,461		227,461

Interest rate derivative contracts(Swap IGP-M x CDI)	141,080		141,080

Total Liabilities	4,682,786	-	4,682,786	-

The valuation method used for the calculation of fair value of loans, financing and derivative instruments (foreign currency and interest rate derivative swap contracts) was the discounted cash flow considering the expected settlements and realization of such financial assets and liabilities at effective market rate as of reporting date. For derivative instruments the method used for the calculation of fair value is presented in more details in Note 29.

For the year ended on December 31, 2009, short-term investments generated a gain of R$170 million (R$271.2 million as of December 31, 2008), which was included as net financial expense in the statement of operations. The short-term investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

Also, during the year ended on December 31, 2009, our derivative contracts generated a net loss of R$453.8 million (net gain of R$519.5 as of December 31, 2008). The net results of operations have been included as net financial expense.

Assets Measured at Fair Value on a Nonrecurring Basis

Goodwill and other long-lived assets held and used are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. Long-lived assets held and used are recognized at fair value when they are deemed to be other-than-temporarily impaired. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary as discussed in note 3.j. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered level 3 inputs. We do not believe that we have any impairment to our goodwill or other long-lived assets held and used as of December 31, 2009. We believe our estimates and judgments with respect to our goodwill and other long-lived assets held and used are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

As required by ASC 20, effective in 2009, we applied the provisions of the Standard in assessing the fair values of the non-monetary assets, including our annual Goodwill impairment test.

d) Concentration of risks

Credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiaries continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting their business, Vivo S.A. and Telemig Celular S.A are fully dependent upon the cellular telecommunications authorizations, granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company and its subsidiaries operations.

e) Commitments

Budgeted capital expenditure commitments for 2010 are approximately R$2.5 billion, of which R$2.3 billion refer to Vivo S.A. operational budget and R$0.2 billion refer to Telemig Celular S.A. For 2009, the budgeted capital expenditure commitments were approximately R$2.6 billion, of which R$2.2 billion refer to Vivo's consolidated operational budget and R$0.4 billion refer to Telemig Celular Participações S.A. consolidated operational budget.

As established in our authorizations and original concession agreements, the Company and its subsidiaries are subject to obligations concerning quality of services, network expansion and modernization, as established in their authorizations and their original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

f) Segment information

By the end of the year ended December 31, 2009, the Company had one operating segment, cellular telecommunications services. Consequently, no separate segment information has been presented for U.S. GAAP purposes. See footnote 22 for the analysis of the net operating revenue for each product and service provided by the Company and its subsidiaries.

g) Asset Retirement Obligation

ASC 410 “Asset Retirement and Environmental Obligations” requires the subsidiary to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as part of the book value of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the subsidiary either settles the obligation for its recorded amount or incurs a gain or loss.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

The subsidiaries have certain legal obligations related to network infrastructure, principally tower assets, which fall within the scope of ASC 410. These legal obligations include obligations to remediate leased land on which the subsidiary’s network infrastructure assets are located. The significant assumptions used in estimating the subsidiary’s asset retirement obligations include the following: a probability that each of the subsidiary’s network infrastructure assets will be remediated at the lessor’s directive, expected settlement dates that coincide with lease expiration dates plus estimates of lease extensions, remediation costs that are indicative of what third party vendors would charge the subsidiary to remediate the sites, expected inflation rates that are consistent with historical inflation rates, and credit-adjusted risk-free rates that approximate the subsidiary’s incremental borrowing rates.

The changes in asset retirement obligation were as follows:

Balance at December 31, 2007	145,947
Acquisition of Telemig	15,536
Additions in 2008, net	15,490
Accretion expense	6,414
Balance at December 31, 2008	183,387
Reductions in 2009, net	(23,373)
Reduction expense	(6,275)
Balance at December 31, 2009	153,739

The asset retirement obligation is also recorded under Brazilian GAAP. See footnote 20.

h) Deferred Income taxes

Under Brazilian GAAP, deferred taxes are classified as current or non-current based upon the expected period of reversal. Under U.S. GAAP, deferred taxes are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference. The classification of our deferred tax assets and liabilities under USGAAP is as follows as of December 31, 2009 and 2008. Current deferred tax asset of R$801,888 and R$1,098,429, respectively, current deferred tax liability of R$25,177 and R$36,036, respectively, non-current deferred tax asset of R$1,426,350 and R$1,249,659, respectively and non-current deferred tax liability of R$1,114,450 and R$1,091,753, respectively.

Additionally, under Brazilian GAAP, the Company (Vivo Participações S.A.) did not recognize deferred income tax and social contribution assets of R$842,780 and R$845,053 as of December 31, 2009 and 2008, respectively, due to the uncertainties involving their realization. Under U.S. GAAP Vivo Participações S.A. recorded those amounts, and as a result of the uncertainty involving their realization, a full valuation allowance in the same amount was also recorded in 2009 and 2008.

i) Leases

The composition of net rent expense for all operating leases, including leases of property and equipment, was as follows in 2009, 2008 and 2007 periods:

2009	2008	2007

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

Minimum rentals	464,061	389,228	300,891
Contingent rentals	-	-	‘-

Total rent expense	464,061	389,228	300,891
Less: sublease income	-	-	-

Net rent expense	464,061	389,228	300,891

The future minimum lease payments under our operating leases by fiscal year (not including contingent rentals), were as follows:

Operating
Fiscal Year	Leases

2010	639,220
2011	626,324
2012	621,002
2013	613,790
2014	600,399
Thereafter	477,163

Total	3,577,898

j) New accounting pronouncements

Recently Adopted Standards

• In June 2009, the Financial Accounting Standard Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEX registrants. All other literature is considered non-authoritative. New Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

• Effective January 1, 2009, the Company adopted new accounting guidance ASC 810, which changed the accounting for and the reporting of an entity’s non-controlling interest. Such non-controlling interest, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of stockholders’ equity titled “Noncontrolling Interests” in the accompanying consolidated balance sheets and statement of changes in equity. Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the accompanying consolidated statements of operations and statements of changes in equity. Prior period financial statements have been reclassified to conform to the current year presentation as required by the authoritative guidance.

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

• ASC 820 “Fair Value Measurement and Disclosures” defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies under other accounting pronouncements that require or permit fair value measurement. ASC 820 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since the Company has not changed its current practice, this change had no impact on its Consolidated Financial Statements. See Note 32 on Financial Instruments and Note 40.c.

• ASC 715 “Compensation-retirement Benefits” provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The Company has complied with the disclosure requirements.

• ASC 350 “Intangibles-Goodwill and Other” amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This guidance is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company applied the guidance to acquisitions of intangible assets as from January 1, 2009.

• ASC 815 “Derivatives and Hedging” seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, the improvement requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. The Company has complied with disclosure requirements.

• ASC 805 “Business Combination” establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). Since the Company did not consummate any business combination in 2009, this guidance did not have any significant effect on its consolidated financial statement. However, we change the manner in which the tax benefits of prior acquisition are recognized in the current period, as a result of amendment to ASC 740. See note 33(e).

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

• ASC 323 “Investments-Equity Method and Joint Ventures” addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. ASC 323 was effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. ASC 323 is applied prospectively with early application prohibited. The adoption of ASC 323 did not have any impact on our consolidated financial condition or results of operations.

Recently Issued Standards

The following accounting standards have been issued, but as of December 31, 2009 are not yet effective and have not been adopted by the Company.

• In June 2009, the FASB issued a statement which removes the concept of a qualifying special-purpose entity (“QSPE”) from former SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of former FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. The new statement also removes the exception from applying the requirements of consolidation accounting for variable interest entities to QSPEs. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of this new standard will have a material impact on its financial statements.

• In June 2009, the FASB issued a new standard which amends former FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required about Transfers of Financial Assets and Interests in Variable Interest Entities. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of this new standard will have a material impact on its financial statements.

• In October 2009, the FASB issued an update to ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements”, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:
(i) Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arramgement should be separate and how the consideration should be allocated;
(ii) Require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor dows not have vendor-specific objective evidence of selling price or third-party evidence of selling price;

VIVO PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian reais, unless otherwise indicated)

(iii) Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and
(iv) Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable recenue arrangement guidance.

The Company is evaluating the potencial impact of this new guidance which is mandatory starting January 1, 2011.

35. SUBSEQUENT EVENTS

Payment of Debentures

The third public issue of the Company’s simple debentures, non-convertible into stock, in the total amount of R$213 million, at the interest rate of 113.55% of the Interfinancial Deposit (DI) was settled on January 11, 2010.

Capital budget proposal

On February 9, 2010, at the Special Meeting of the Board of Directors the Directors have unanimously approved, without restrictions, under the terms of paragraph 2 of Article 196 of Law 6,404/76, the Capital Budget of Vivo Participações S.A. and of its subsidiaries for fiscal year 2010, in the amount of R$2,490,000, pursuant to the following funding sources.

This budget does not contemplate expenses with licenses and/or frequencies.

Capital Budget Proposal of Vivo S.A.	R$ 2,256,089
Capital Budget Proposal of Telemig Celular S.A.	R$ 233,911
Total	R$ 2,490,000

Funding Sources:
• Own/third parties’ funds	R$ 2,490,000

Dividends and interest on own capital

On the same date, at the Special Meeting of the Board of Directors the Directors have unanimously approved, without restrictions, in compliance with the legal provisions governing the matter, the Company’s Management proposed the allocation of the Net Profit for Fiscal Year 2009, in the amount of R$ 871,394, to be posted to the Profit Earnings account.