Form 20-F
period 2010-12-31
Vivo Participacoes S.A.
filed 2011-02-28
CIK 1071337

As filed with the Securities and Exchange Commission on February 28, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Av. Roque Petroni Junior, 1464, 04707-000
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

The number of outstanding shares of each class as of December 31, 2010:

Title of Class	Number of Shares Outstanding
Common Stock	137,269,188
Preferred Stock	263,444,639

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     ☐                       No     ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes     ☐                       No     ☒

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

Yes      ☒                     No     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

If "Other" has been checked in response to the previous question, indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     ☐                        Item 18     ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     ☐                       No     ☒

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

•         “IASB” are to International Accounting Standards Board;

•         “IFRS” are to International Financial Reporting Standards, as issued by IASB;

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

•         “Telpart” are to Telpart Participações S.A.;

•         “The Merger” are to the merger of the Vivo Companies as discussed in “Item 4.A.—Information on the Company—Our History and Development—Corporate Restructuring and Deregistration of Telemig Participações and Telemig Celular”;

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

•         “WCDMA” are to Wide-Band Code-Division Multiple Access, a technology for wideband digital radio communications of Internet, multimedia, video and other bandwidth-demanding applications; and

•         “wireless devices” are to the wireless appliances that we sell, including cellular handsets, wireless handheld devices and wireless broadband cards.

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from ANATEL.

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with the IFRS. These consolidated annual financial statements are our first financial statements prepared in accordance with the IFRS. IFRS 1 – “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009 the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”), and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”). After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements. The comparative figures with respect of 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 3 to our consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been audited by Ernst & Young Terco Auditores Independentes S.S. (“EYT” or “Ernst & Young Terco”). In this annual report we will refer to the set of accounting practices adopted in Brazil, through December 31, 2009, as the “Former Brazilian GAAP”.

FORWARD-LOOKING STATEMENTS

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

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

A.    Selected Financial Data

Our consolidated financial statements are prepared in accordance with the IFRS.

Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”); and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”). After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS as regards the preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 3 to our consolidated financial statements included elsewhere in this annual report.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5.—Operating and Financial Review and Prospects.”

	Year ended December 31,
	2010	2009
	(in millions of reais, except per share data)
Income Statement Data:
IFRS
Net operating revenue	18,105.9	16,637.1
Cost of services and goods	(9,061,5)	(9,071.0)
Gross profit	9,044.4	7,566.1
Operating expenses:
Selling expenses	(4,800,7)	(4,380.4)
General and administrative expenses	(1,334,8)	(1,290.8)
Other net operating revenues	141.5	100.7
Operating income before net financial expenses	3,050.4	1,995.6
Net financial expenses	(333.2)	(527.0)
Income before income taxes and non-controlling interests	2,717.2	1,468.6
Income taxes	(823.4)	(590.4)
Net income	1,893.8	878.2
Net Income attributable to:
Shareholders of the company	1,893.8	850.7
Non-controlling interests	-	27.4
Net income for the year	1,893.8	878.2
Basic and diluted earnings per common share (R$)	4.7394	2.2193
Dividends declared per thousand preferred shares (R$)	5.26501	1.53138
Dividends declared per thousand common shares (R$)	5.26501	1.53138

	Year ended December 31,
	2010	2009
Cash Flow Data:	(in millions of reais)
IFRS
Cash flows from operating activities	4,461.4	4,041.5
Cash flows from investing activities	(1,562.7)	(2,270.8)
Cash flows from financing activities	(2,016.5)	(2,695.0)

	As of December 31, 2010	As of December 31, 2009	As of January 01, 2009 (1)
	(in millions of reais)
Balance Sheet Data:
IFRS
Property, plant and equipment, net	6,324.4	6,408.5	7,183.9
Total assets	21,843.8	21,183.4	24,029.9
Loans and financing	3,913.9	5,124.5	8,003.1
Shareholders’ equity	10,140.3	9,343.1	9,025.1
Capital Stock	8,780.1	8,780.1	6,710.5

(1)   Reflecting our retroactive application of changes to the accounting criteria to enable the Former Brazilian GAAP to converge with IFRS.

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Brazilian Central Bank or the Brazilian government may intervene in the exchange rate market.

Since March 17, 2008, Brazilian exporters have been allowed to keep 100% of income from exports outside of Brazil. In addition, the foreign exchange mechanism was simplified to provide for the simultaneous purchase and sale of foreign currency through the same financial institution and using the same exchange rate.

On October 5, 2010, the Brazilian government announced measures to respond to the real appreciation by increasing the IOF tax rate to four percent on foreign exchange transactions related to foreign investments in the financial and capital markets, except for variable income investments traded on the stock exchange, which remained at two percent.  However, the increase failed to achieve its intended goal of curbing the appreciation of the Brazilian currency in comparison to the US dollar.

On October 18, 2010, new increases in the IOF tax rate were announced by the Brazilian government which adopted a six percent rate for foreign exchange transactions and for the investments of foreign investors in accordance with the margin requirements for future transactions on the BM&FBOVESPA. The IOF tax rate remains at zero on exchange transactions for outflow for these funds as well as for proceeds received as a result of initial public offerings. The conversion of Brazilian currency into foreign currency for purposes of paying dividends for ADS programs is not subject to tax.

 On January 6, 2011, the Central Bank of Brazil published Circular 3,520 (Circular 3,520/2011), which imposes a 60% minimum reserve deposit for any financial operations exceeding U.S.$3 billion.

The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Brazilian Central Bank.

	Exchange Rate of R$ per US$
	Low	High	Average(1)	Year-End
Year ended December 31,
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337
2009	1.741	2.378	1.990	1.741
2010	1.655	1.880	1.759	1.665

Source:    Central Bank of Brazil, PTAX.

(1)   Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month ended
September 30, 2010	1.692	1.700
October 31, 2010	1.697	1.710
November 30, 2010	1.714	1.727
December 31, 2010	1.662	1.672
January 31, 2011	1.651	1.691
February, 2011 (through February 25, 2011)	1.663	1.678

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

In the past, the Brazilian government has intervened in the Brazilian economy and made changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our industry, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

•         currency fluctuations;

•         exchange control policies;

•         internal economic growth;

•         inflation;

•         energy policy;

•         interest rates;

•         liquidity of domestic capital and lending markets;

•         tax policies; and

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

We may not be able, as of the date of this annual report, to quantify the effects of the application of the transitional tax regime resulting from the convergence from accounting principles adopted in Brazil and IFRS.

In December 2008, the transitional tax regime (Regime Tributário de Transição) was instituted in Brazil in order to update accounting principles adopted in Brazil and align them with IFRS, thereby reducing the fiscal impact of the convergence of the two regimes. The applicability of certain rules under the transitional tax regime have been unclear and in 2010, the transitional tax regime became mandatory, without further explanation by the Brazilian government as to whether amendments to the rules under the regime would be made. During the convergence process of Brazilian GAAP to IFRS, additional rules may be implemented or further interpretation may be provided by the Brazilian government. As a result, as of the date of this annual report, we are not able to quantify all of the effects of the application of the transitional tax regime.

Our business may be vulnerable to the current disruptions and volatility in the global financial markets.

The international economy remains subject to risks and adjustments arising from the international financial crisis from 2008. The international financial system remains susceptible to unfavorable credit and liquidity conditions. Foreign and national financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, guarantors and mortgage insurance companies, could continue to experience significant difficulties, including runs on their deposits and inadequate liquidity. Therefore, the prices of financial assets are likely to continue to reflect risk aversion, with increased volatility.

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments may continue to intervene in their financial systems, and perform tax adjustments. There is no assurance, however, that these measures will be successful in stabilizing conditions in international financial markets.

Despite the extent of the above-mentioned interventions, global investor confidence could remain low, the global financial markets could remain volatile and access to credit could still be lacking. The continuation or worsening of disruption and volatility in the global financial markets may have a material adverse effect on our ability to access the capital markets under appropriate financial conditions, which may adversely affect our operations. Furthermore, an environment of economic downturn may negatively affect the financial stability of our customers, which could result in a general reduction in Brazil’s economic activity and the consequent loss of income for us.

Political instability may have an adverse impact on the Brazilian economy and on our business.

Political crisis in Brazil can affect the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. In 2010, inflation measured by the Consumer Price Index (Índice de Preços ao Consumidor), or IPCA, published by the Instituto Brasileiro de Geografia e Estatística reached 5.8%, below the upper threshold of 6.5% established by the National Monetary Council, but above the central inflation target of 4.5%.

In 2011, the Brazilian monetary policy will continue to use the IPCA for establishing the inflation target. The inflation target for 2011 is set at 4.5%, similar to 2010. If inflation rises beyond this target, the basic interest rates may rise, directly affecting the cost of our debt and indirectly reducing the demand for products and services related to telecommunications. In 2011, factors that may adversely affect consumer inflation are, among others, the international commodities prices, the impact of buoyant domestic economic activity on domestic prices and the indexation of prices and tariffs.

Since 2006, telephone fees have been indexed to the Index of Telecommunications Service, or IST, reduced by a productivity factor. The IST is a basket of national indexes that reflect the industry’s operating costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation upon our operations.

The fee rate increase authorized by the ANATEL, which will reference the IST, will be reduced by a factor of productivity and applied cumulatively after a period of 12 months. This can cause increases in costs and salaries above and below that of our revenue, with adverse impacts on our profitability.

Increases in interest rates may have a material adverse effect on our business.

The Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, sets the target of the basic interest rate for the Brazilian financial system based on an expectation of convergence between the future inflation rate and the central inflation target. On December 31, 2010, the basic interest rate was 10.75% per year, compared to 8.75% per year on December 31, 2009. Further increases in the basic interest rate may occur throughout 2011, with adverse effects on our business. According to current market consensus, inflation measured by IPCA during 2011 will be higher than the established inflation target of 4.5%. Hence, the Central Bank of Brazil is supposed to increase interest rates during the year.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies and reduce our income in foreign currencies, which may have a material adverse effect on the market value of our preferred shares and ADSs.

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in the recent years. Between 2000 and 2003, the real was devalued 68% against the U.S. dollar and gained 32% between 2004 and 2010. Between 2000 and 2010, the real depreciated by 9% against the U.S. dollar.

It should be noted that the IST, the current index applicable to telecommunication fees for fixed-line services, does not adequately reflect the true effect of exchange rate fluctuations. Thus, since 2006, telecommunication revenue, when converted to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, so that our results of operations could be adversely affected. See “A. ––Selected Financial Data––Exchange Rates” for more information on exchange rates.

Political, economic and social developments, and the perception of risk in other countries, both in emerging and developed market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

The market for securities issued by Brazilian companies may be influenced, in varying degrees, by economic conditions in both emerging and developed market countries. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our preferred shares. Any of the foregoing developments may adversely affect the market value of our preferred shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or our Brazilian custodian, Banco Itaú Unibanco S.A. (acting as the agent for the depositary) from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

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

In June 2010, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2008 to 2009, for the application of the VU-M readjustment (68.5% of the approved readjustment of approximately 0.97% for the VC-2 and VC-3).

The Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization (that occurred on April 30, 2008), the authorizations resulting from this auction will be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP (PGA-SMP). In accordance with this determination, in January 2010, ANATEL published an act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (state of São Paulo) of the PGA-SMP, with an SMP authorization for each one of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Moreover, ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the value of the VU-M must be unified for that Region and freely negotiated. Until such date, the mobile operators charged a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Vivo Participações (the latter being the result of the ANATEL-authorized merger of Telemig Celular S.A. into Vivo Participações S.A. in March 2010), for region of the PGA-SMP, as a result of the unification of the SMP authorizations.

The free negotiation process for interconnection charges has been extended and will proceed until a future date to be determined by ANATEL, when a “cost based” reference interconnection value is expected to be set by ANATEL according to the rules and the regulation on SMP Network Usage Fees issued in July 2006 (Resolution 438/2006). Under Resolutions 438/2006, 480/2007, 483/2007,  503/2008 and 549/2010, the ANATEL developed a new model to be implemented from a future date to be established by ANATEL to determine reference costs for the use of mobile networks—RVU-M—by SMP providers who have significant market power. These values will be used in arbitration cases involving VU-M’s value by ANATEL. ANATEL did not implement this model in 2010, as foreseen by Resolution 480/2007, and has not yet determined the date for this implementation. Under Resolution 438/2006, the free negotiation of the cost of use of mobile networks—VU-M—was maintained. However, in the arbitration by ANATEL, while the cost model will not be implemented until a date to be defined, ANATEL will decide the new value of VU-M by reference to the existing ratio (as of January 1, 2006) between the value of VU-M and the value of VC-1. In addition, under the ANATEL rules, the retail rates charged to customers for local fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the local fixed and mobile terminations.

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

In November 2010, Anatel published Resolution 549/2010 modifying Resolution 438/2006, providing that the groups that include SMP operators with participation rates lower than 20% in the market of mobile telephony in each one of the regions of the General Plan of Authorizations of SMP (PGA-SMP) are considered groups who lack significant market power in the offer of mobile interconnection, in their respective areas of authorization.

In October 2010, Anatel published Public Consultation nº 37/2010 with a proposal for the Regulation of the Criteria of Readjustment of the Tariffs of the Calls of the Fixed Switched Telephone Service (STFC) involving accesses of the Personal Mobile Service (SMP) (VC-1, VC-2 and VC-3). The purpose of this Public Consultation is to reduce the fees to the consumer of the local (VC-1) or long-distance (VC-2 and VC-3) fixed-mobile calls and to reduce the amount of the mobile interconnection fees (VU-M). The plan is to reduce the VC-1, VC-2 and VC-3 by 10%  in 2011 and 2012, without considering inflation (inflation of 4% implies a VC cut of 6%). Because under the ANATEL rules the retail rates charged to customers for local fixed to mobile calls (VC-1) cannot be less than the sum of the interconnection fees charged on the local fixed (TU-RL) and mobile terminations (VU-M), the VCs and VU-M values should fall in tandem. Accordingly, in arbitration cases involving VU-M’s value by ANATEL, the VU-M cuts should follow the VC-1 cuts by 85%.

ANATEL also issued Regulation No. 460/2007 regarding number portability that implemented and developed fixed and wireless number portability in Brazil effective as of March 2009, with most costs to be borne by the operators. For SMP, number portability is applied for wireless codes of access of the same registration area. Until December 2010, there were 202.9 million cell phones in Brazil. After the start of number portability in September 2008, 1,278,539 people changed out and 1,476,271 people changed in our subsidiaries as operator as of December 31, 2010. For fixed operators, number portability is applied for fixed codes of access of the same local area. There can be no assurance that this new regulation will not have material adverse effects on the results of our operations.

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

The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. Starting in 2010, the Brazilian government will begin regulating the telecommunications industry based on an economic model (FAC, or “Fully Allocated Costs”) that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government will use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), starting at a date to be later determined by ANATEL. Under Resolution 438/2006, after the economic model will be implemented in a date to be defined, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the value of VU-M.The inflation adjustment of the RVU-M value uses the IST index. In the auctions by SMP of new radio frequency bands, ANATEL has been using the IST index for determining the value of the installments to be paid for the licenses. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

Since the beginning of 2005, ANATEL published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão—Resolution No. 410/2005, or RGI); (2) the Regulation of Separation and Allocation of Costs (Resolution No. 396/2005); (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP—Resolution No. 438/2006 and Resolutions No. 480/2007, 483/2007, 503/2008 and 549/2010) and the Public Consultation nº 37/2010; (4) the Regulation for Usage of Spectrum in the 800, 900, 1800, 1900 and 2100MHz bands (Resolution No. 454/2006); (5) the Regulation for Methodology of the Calculation of the WACC (Resolution No. 535/2009); (6) the Invitation Document numbered 002/2007/SPV-ANATEL, relating to the auction organized by ANATEL of new 3G licenses, and stating that, in the maximum allowed period of eighteen months from April 30, 2008, the authorizations resulting from this auction must be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP; and (7) the general plan for updating the Brazilian telecommunications regulation (Resolution No. 516/2008, or “PGR”). The following are some of the changes in the regulation that may adversely affect our results:

•         two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks ((3) and (6) above);

•         new negotiation rules for VU-M prices by which ANATEL will have a role in determining reference prices rather than the current free-market negotiation of prices. The reference prices will apply to SMP providers that have significant market power, which may be the case of Vivo and Vivo Participações (according to Resolution 549/2010 only the groups that include SMP operators with participation rates lower than 20% in the market of mobile telephony combined in each one of the regions of the General Plan of Authorizations of SMP are considered groups without significant market power in the offer of mobile interconnection, in their respective areas of authorization) ((3) and (7) above); Resolution 549/2010 results of Public Consultation 5/2010;

•       In October 2010, ANATEL published Public Consultation nº 37/2010 with a proposal for the Regulation on the Criteria of Readjustment of the Tariffs of the Calls of the Fixed Switched Telephone Service (STFC) involving accesses of the Personal Mobile Service (SMP) (VC-1, VC-2 and VC-3). The objective of this Public Consultation is to reduce the fees to the consumer of the local (VC-1) or interurban (VC-2 and VC-3) fixed-mobile calls and to reduce the amount of the mobile interconnection fees (VU-M). The plan is to cut the VC-1, VC-2 and VC-3 by 10% in 2011 and 2012, without considering inflation (inflation of 4% implies a VC cut of 6%). Because under the ANATEL rules the retail rates charged to customers for local fixed to mobile calls (VC-1) cannot be less than the sum of the interconnection fees charged on the local fixed (TU-RL) and mobile terminations (VU-M), the VCs and VU-M values should fall in tandem. Accordingly, in arbitration cases involving VU-M’s value by ANATEL, the VU-M cuts should follow the VC-1 cuts by 85% ((3) and (7) above);

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

•         the Invitation Document numbered 002/2007/SPV-ANATEL relates to the auction organized by ANATEL in December 2007 of new licenses (3G licenses) for the 1900-2100 MHz radio frequency bands denominated the “F”, “G”, “I” and “J” bands, and states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization on April 30, 2008, the authorizations resulting from this auction will be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP. Vivo and Vivo Participações acquired spectrum licenses for the “J” band in regions where we possess SMP licenses. In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of operating profits the remuneration received for the use of the SMP network together with the profits earned from the service plans. In accordance with this Invitation Document, in January 2010, ANATEL published on act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (state of São Paulo) of the PGA-SMP, with only one SMP authorization for each one of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Moreover, ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the value of the VU-M must be unified for that Region (two SMP providers controlled by the same economic group can receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks), and freely negotiated. Until such date, the mobile operators charged a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Vivo Participações, for the region of the PGA-SMP, as a result of the unification of the SMP authorizations ((1), (3) and (6) above);

•         in 2008, ANATEL published the general plan for updating the Brazilian telecommunications regulation (“Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil”—Resolution number 516/2008, or “PGR”) ((7) above);

•         in November 2010, ANATEL published Resolution 550/2010 for the Regulation on Exploration of Personal Mobile Services by means of a Virtual Network, making possible the creation of the “agent” and the Authorization of Mobile Virtual Network ((7) above). Resolution 550/2010 resulted from Public Consultation 50/2009. In accordance with this regulation approved by ANATEL, Mobile Virtual Network Operators may operate either as agents or as virtual network licensees. An agent represents the personal mobile service provider through the establishment of a representation agreement, which must be ratified by ANATEL. The agent’s activity is not defined as a “telecommunications service” so this is of significant interest to companies that operate in other sectors such as large retailers, banks and football teams;

However, the activity of the virtual network licensee does fall within the definition of “telecommunications service” and is thus subject to all applicable rules;

•         in October 2009, ANATEL published Resolution No. 535/2009 relating to the Methodology of the Calculation of the WACC ((5) above);

•         in December 2008, Decree 6523/2008 was effective, relating to the general norms of customer interaction service by telephone, with the objective of improving the quality of services ((7) above);

•         in December 2010, ANATEL organized auctions for the 1900-2100 MHz radio frequency band denominated the “H” band, for extension bands and for available frequencies at “A”, “D”, “E”, “M” and TDD bands, according the Invitation Document number 002/2010/ANATEL. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D”, “E”, “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands). In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of operating profits the remuneration received for the use of the SMP network together with the profits earned from the service plans ((1) (3) (4) and (7) above); Invitation Document number 002/2010/ANATEL results of Public Consultation 51/2009;

•         in December 2010, ANATEL published Resolution 558/2010 transferring the bands of 451MHz to 458 MHz and 461 MHz to 468 MHz to the Personal Mobile Service (SMP), Fixed Switched Telephone Service (STFC) and to the Multimedia Communication Service (SCM). These bands are currently assigned for access to the services of telephony and data in broad band, particularly in rural areas ((7) above); Resolution 558/2010 results of Public Consultation 24/2009;

•         in August 2010, ANATEL published Resolution 544/2010 for the Regulation on Conditions of Use of Radio Frequencies in the Band of 2500 MHz to 2690 MHz. This band was assigned to the SMP Services and STFC in addition to SCM services and Pay Television by means of Multichannel Multipoint Distribution Service (MMDS) for which it was assigned previously ((7) above); Resolution 544/2010 results of Public Consultation 31/2009;

•         in February 2010, ANATEL published Resolution No. 537/2010 relating to amending in the regulation of the 3400 MHz to 3600 MHz band, allowing it to apply additionally to mobile services ((7) above);

•         in April 2009, ANATEL published Resolution No. 527/2009 relating to the regulation of the Broadband Power Line (BPL), allowing this service to apply to multimedia communication (“Serviço de Comunicação Multimídia—SCM”) ((7) above);

•       in June 2010, ANATEL published Public Consultation 21/2010 with a proposal of altering the Regulation for Inspection (Resolution 441/2006) ((7) above);

•       in June 2010, ANATEL published Public Consultation 22/2010 with a proposal of altering the Regulation for Sanctions (Resolution 344/2003) ((7) above);

•       in July of 2010, ANATEL published Public Consultation 27/2010 with the revision of the General Plan of Standards of Quality of the SMP (Resolutions 317/2002 and 335/2003) ((7) above);

•       in November 2010, ANATEL published Resolution 548/2010 for the Regulation for Evaluation of the Efficiency of Use of the Radio Frequency Spectrum ((4) and (7) above);

•       in December 2010, ANATEL published Resolution 553/2010 to allow the addition of the ninth digit in the numbers of the mobile telephones of area 11, raising the capacity of numeration in the metropolitan region of São Paulo and eliminating the problem of scarcity of numeration in this area ((7) above); and

•       in December 2010, ANATEL published Public Consultation 50/2010 with the Proposal for Revision of the Regulation of Industrial Exploration of Dedicated Lines (Resolution 402/2005) ((7) above).

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

While Vivo Participações was initially the only cellular operator in the State of Minas Gerais, the emergence of other wireless telecommunications operators in that area has created an intensely competitive environment for Vivo Participações in Minas Gerais. Currently, in addition to Vivo Participações there are four other wireless service providers operating within that same authorization area in Minas Gerais. The number of competitors will be five, in addition to Vivo Participações, with the acquisition by NEXTEL, in December 2010, of Band H licenses, in Minas Gerais, through the auction 002/2010/ANATEL. Vivo Participações faces competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 – TIM is primarily owned by Telecom Italia (in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between TIM and our subsidiaries) and operates in the entire State of Minas Gerais using WCDMA and GSM technologies; (b) Oi, the “D” band operator that launched its services in June, 2002—Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using WCDMA and GSM technology; in the auction of 3G licenses, Oi acquired spectrum licenses for the “I” band in the entire State of Minas Gerais and operates using 3G technology; (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005—Claro is controlled by América Móvil and operates in an area that comprises most of the State of Minas Gerais using WCDMA and GSM technology—in the auction of 3G licenses, Claro acquired spectrum licenses for the “F” band in the entire State of Minas Gerais and operates using 3G technology; and, (d) CTBC Celular, an “A” band operator that provides services only in the Triângulo Mineiro region—CTBC Celular is controlled by CTBC, a fixed-line operator and uses both WCDMA and GSM technologies; in the auction of 3G licenses, CTBC Celular acquired spectrum licenses for the “G” band in the Triângulo Mineiro region and operates using 3G technology. In 2010, the intense competition in Vivo Participações’ market in Minas Gerais did not hinder the increase of its total market share, which was an estimated 33.47% on December 31, 2010, as compared to 33% and 28.7% on December 31, 2009 and 2008, respectively.

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

For IFRS purposes, we are required to test our goodwill for impairment at least annually. The excess of the book value of a company over its market value may indicate that an impairment exists. This impairment test is described in Note 2.2.i to our audited consolidated financial statements. The Company has substantial goodwill with a carrying value of R$1,440.4 million as of December 31, 2010. It is possible that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based on projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved as well as on assumptions that market place participants will make in valuing similar assets. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges related to our long-lived assets, including goodwill, in future periods, and this could have an adverse effect on our operations.

In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of these assets exceeds the undiscounted cash flows expected from their use. This impairment test is also described in Note 2.2.i to our audited consolidated financial statements included in this annual report.

Risks Relating to Our Shareholding Structure

Our controlling shareholders have a great deal of influence over our business.

As of December 31, 2010, Telefónica S.A, our principal shareholder, owned, directly and indirectly, approximately 88.9% of our common shares and 59.4% of our total capital (or 59.6% excluding the treasury shares). See “Item 7.A.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to its share ownership, our principal shareholder has the power to control us and our subsidiary, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. The interests of Telefónica S.A.may differ from our interests or those of our other shareholders.

Risks Relating to Our Securities

Holders of our preferred shares or ADSs may not receive any dividends.

According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. We were unable to pay minimum dividends for the fiscal years ended December 31, 2004, 2005 and 2007 because we had net losses. For the fiscal year ended December 2006, we were able to pay dividends because we had net income, but the amounts paid were insufficient to meet the minimum legal requirement. In addition, according to Brazilian Corporate Law, we would not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and, upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated. Additionally, on February 9, 2010, the Board of Directors meeting approved the payment of dividends in the approximate amount of R$818.9 million for the fiscal year ended December 31, 2009, which were paid in two installments in April 19, 2010 and October 25, 2010. On February 18, 2011 the Board of Directors meeting approved the payment of dividends in the approximate amount of R$2,290.8 million for the fiscal year ended December 31, 2010. See “—Our preferred shares and our ADSs generally do not have voting rights.”

Telemig Celular and Telemig Participações have paid dividends for the fiscal year ended in December 31, 2008 in an amount that is greater than that required by their respective by-laws. On November 13, 2009, Telemig Participações was merged into Vivo and consequently cease to exist. As of December 31, 2009, we had become the direct owner of 100% of the shares of Telemig Celular. Consequently, as of that date, we owned all of the shares of Telemig Celular and the Brazilian corporate provisions of the Telemig Celular by-laws requiring payment of dividends equal to at least 25% of Telemig Celular’s annual net income no longer were applicable. On June 1, 2010, Telemig Celular was merged into Vivo and consequently ceased to exist. As of June 2, 2010, we had become the operator in the state of Minas Gerais. Our ability to pay future dividends on our common shares, preferred shares and ADSs will depend on the financial results of our wholly-owned subsidiaries, Vivo S.A.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability of holders of our ADSs to exchange their ADSs for the underlying preferred shares and then to sell the preferred shares at a price and time at which holders wish to do so. The São Paulo Stock Exchange had a market capitalization of US$1.5 trillion as of December 31, 2010, and an average monthly trading volume of approximately US$76.0 billion for the twelve months of 2010.

In comparison, the NYSE had a domestic market capitalization of US$$13.39 trillion (excluding funds and non-U.S. companies) as of December 31, 2010. A liquid and active market may never develop for our common shares, preferred shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

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

For the fiscal years ended December 31, 2008, 2009 and 2010, the Board of Directors approved to pay dividends which were sufficient to meet the minimum dividends required by Brazilian law. Upon payments of these dividends, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends in years prior to 2008 were terminated. See “—Holders of our preferred shares or ADSs may not receive any dividends” and “Item 10.B. — Additional Information— Memorandum and Articles of Association.”

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

If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

Item 4.        Information on the Company

A.    Our History and Development

General

We are incorporated under the laws of the Federative Republic of Brazil under the name Vivo Participações S.A., known as Vivo (and prior to the Merger, under the name Telesp Celular Participações S.A.). We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Avenida Roque Petroni Junior, 1464, 04707-000, São Paulo, SP, Brazil. Our telephone number is +55 11 7420-1172, our facsimile number is +55 11 7420-2247, and our website is www.vivo.com.br. The information on our website is not part of this Form 20-F. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

According to market share data published by ANATEL, we are a leading provider of cellular telecommunications services in Brazil through our subsidiary Vivo S.A.

The following chart shows our corporate structure as of December 31, 2010:

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

Controlling Company

On December 21, 2010, Brasilcel N.V., the former controlling company, was merged with Telefonica S.A. Documents in connection with this merger transaction were received by Vivo Participações for registration in Brazil on January 26, 2011.

Brasilcel

Vivo was controlled by Brasilcel N.V., or Brasilcel, a company with headquarters in the Netherlands, that was a joint venture between Portugal Telecom and Telefónica until September 27, 2010. In September 27, 2010, Telefonica acquired 50% of the shares of Brasilcel from Portugal Telecom SGPS, S.A. and became the only controlling shareholder of Brasilcel.

In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in the following companies (whose operations have been conducted by Vivo S.A. since our restructuring):

•         TCP

TCP controlled an “A” band operator in the state of São Paulo, GT, a “B” Band operator in the states of Paraná and Santa Catarina and TCO S.A. and its subsidiaries in the states of Acre, Amazonas, Amapá, Goiás, Maranhão , Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantis and in the Federal District, Brasilia.

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

Pursuant to the Merger, Brasilcel and its subsidiaries hold 89.0% of TCP’s common shares. Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, the agreements which govern the Merger, TCP underwent a capital increase in the amount of R$2,631,136,636.01 as a result of the Merger, from R$6,670,152,498.26 to R$9,301,289,134.27. The agreements also provided that Celular CRT’s preferred shares held in treasury are transferred to TCP in connection with the Merger. At the Vivo Shareholders Meeting held on

February 22, 2006, TCP reduced its capital in the amount of R$3,147,782,181.54, from R$6,670,152,498.26 to R$3,522,370,316.72, as approved by management and the shareholders and in accordance with Brazilian Corporate Law, which permits reductions in capital up to the amount of accumulated losses, allowing a more accurate valuation of the company and the possibility for eventual future distributions of dividends.TCP subsequently changed its corporate name to “Vivo.”  The total capital of Vivo following the merger was R$6,153,506,952.73 due to an increase in the amount of R$2,631,136,636.01 as a result of the Merger. For more information on the Merger, see the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among TCP, TSD, TLE and Celular CRT dated December 4, 2005, which is included as an exhibit to this report.

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

Agreement with Telefónica and Telecom Itália

In October 2007, TELCO S.p.A (a company in which Telefónica holds a corporate interest of 42.3%) acquired 23.6% of the capital stock of Telecom Itália. Telefónica is one of the controlling shareholders of Vivo Participações through a joint venture with Portugal Telecom SGPS, S.A.. Telecom Itália also holds interest in the capital stock of TIM. However, Telefónica did not acquire any right to directly participate in the operations of TIM as a result of the acquisition of the corporate interest in Telecom Itália by TELCO S.p.A.

As a result, any transaction involving us and TIM is considered an ordinary mobile network business transaction which is regulated by ANATEL, as provided in the Act 68.276, dated October 31, 2007 and in the Act 3.804, dated July 7, 2009, both issued and published by ANATEL.

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

Capital Increase

In an extraordinary meeting held on February 12, 2009, our Board of Directors approved a capital increase as a result of the corporate restructuring process involving the Company and its controlled and controlling companies. For tax purposes, the goodwill amortization resulting from this corporate restructuring resulted in an accrued tax benefit in the total amount of approximately R$189.9 million corresponding to the fiscal year ended on December 31, 2008. It also represents the credits held by the controlling shareholder, Portelcom Participações S.A. (“Portelcom”), used to increase the capital stock from approximately R$6.7 billion to R$6.9 billion, with the issuance of 5,819,678 new shares. Of such new shares being issued, 2,124,989 are common shares and 3,694,689 are preferred shares, entitled to preemptive rights as set forth by Brazilian law.

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

Finally, to further simplify our corporate structure, at a Special Shareholders’ Meeting held on June 1, 2010, the merger of Telemig Celular into Vivo Participações (as opposed to the merger of shares) and the subsequent termination of Telemig Celular was approved, the appraisal and prior approval of which was submitted to ANATEL. ANATEL approved the actual merger of Telemig Celular into Vivo Participações on March 11, 2010. At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the By-laws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable this merger of Telemig Celular into Vivo. As a result of such merger, Vivo S.A. became the sole direct wholly-owned subsidiary of Vivo Participações.

Post-merger of Telemig Participações and Telemig Celular into Vivo

Corporate Reorganization of Our Controlling Shareholders

A corporate reorganization was carried out on November 16, 2009 between Vivo’s controlling companies, resulting in the actual merger, into Portelcom Participações S.A. (“Portelcom”), of the companies Tagilo Participações Ltda., Sudestecel Participações Ltda., Vivo Brasil Comunicações Ltda. and Avista Participações Ltda., after which the merged companies were extinguished. At this same date, Brasilcel N.V. increased the capital stock of Portelcom by transferring 1,910,428 common shares of Vivo to Portelcom. Nevertheless, the ultimate shareholding control was not changed and the reorganization does not involve Vivo, but rather only the controlling group companies holding shares in Vivo.

Corporate Reorganization of Telesp and Vivo Participações

On December 27, 2010, our management and the management of Telecomunicações de São Paulo S.A. – Telesp  (“Telesp”) (jointly referred to as the “Companies”), in compliance with and for the purposes of CVM Instructions Nr. 319/99 and 358/02 informed through a notice of material fact, that their respective Boards of Directors had approved a proposal of corporate restructuring consisting of a merger of shares of Vivo in their entirety into Telesp, aiming to unify the shareholding positions of both Companies (“Corporate Restructuring”).

Purpose

Other than the concentration of the shareholding position mentioned above, the Corporate Restructuring aims to simplify the current organizational structure of the Companies, both of which are publicly-held companies listed on BM&FBOVESPA and with American Depositary Receipts (“ADRs”) traded in the United States of America, allowing their respective shareholders to participate in one company with shares traded in Brazilian and foreign stock exchanges, thus providing for greater liquidity. In addition, the Corporate Restructuring will provide rationalization of the cost structure of the Companies and will facilitate the integration of businesses and the generation of synergies arising there from, thus positively impacting the Companies.

Implementation and structure

The managements of the Companies will follow the recommendations provided by Parecer de Orientação CVM nº 35/08, aiming to contribute to the protection of the interests of the minority shareholders of both companies  and to assure that the transaction observes arms’ length conditions for controlling and minority shareholders in the exchange of shares. Therefore, independent special committees (“Special Committees”) were formed with Vivo and Telesp for negotiation of the exchange ratio of shares and to present their opinions regarding other conditions of the Corporate Restructuring that may be proposed, and to subsequently submit their recommendations to the Boards of Directors of the Companies.

The Special Committees have the following composition: (i) in Vivo: Ignacio Aller Malo, a member of the Board of Director; José Guimarães Monforte, an independent member of the Board of Directors; and Antonio Gonçalves de Oliveira, an independent member of the Board of Directors; and (ii) in Telesp: Fernando Xavier Ferreira, a member of the Board of Directors chosen by the majority of the members of the Board; Luciano Carvalho Ventura, a member of the Board of Directors indicated by the non-controlling shareholders; and Claudio Furtado, a third party chosen jointly by the other two members of the Special Committee.

The simplified organization chart below demonstrates the current corporate structure and the corporate structure after the implementation of the Corporate Restructuring described herein.

Current Corporate Structure

Controlling Group

The management of Vivo was informed by its controlling shareholder, Telefónica S.A., that after the corporate reorganization held as of December 21, 2010, as a result of a transaction implemented abroad, Telefónica, S.A. will hold directly the shares of the Brazilian holding companies (Ptelecom, Portelcom and TBS Celular) on the top of the control chain of our Company, which currently are held indirectly by Telefónica, S.A., through the holding Brasilcel, N.V. The proposed merger of shares will not change the composition of the ultimate control of the involved companies. As a result, the direct and indirect controlling shareholder will remain Telefónica, S.A.

Corporate Structure after the merger of shares

The totality of Vivo’s shares will be merged into Telesp, and the holders of the merged shares of Vivo shall directly receive new shares issued by Telesp.

In accordance with the Brazilian Corporate Law, as amended, and with Instruction CVM nº319/99, as well as the bylaws of the Companies, financial advisors and specialized companies will be retained for the preparation of complementary studies regarding the transaction and the preparation of valuation reports for the Companies that shall be used as reference for the determination of the exchange ratio of shares and the increase of capital stock resulting from the merger of shares, as well as for the purpose of article 264 of the Brazilian Corporate Law regarding the exchange ratio between the shares.

Once the valuation and the necessary analyses are finalized and the Special Committees of Vivo and Telesp have given their recommendation to the Board of Directors of the involved Companies, the exchange ratio and the other terms and conditions to be proposed by the Board of Directors of the Companies involved in the Corporate Restructuring will be disclosed to the public by means of a publication of a notice of material fact.  The proposals of the Boards of Directors will be subject to the approval by the shareholders in a general shareholders’ meetings to be held for this purpose, in accordance with the Brazilian Corporate Law and observing the disposition of Instruction CVM N. 319/99 and Parecer de Orientação N. 35/08, as well as the necessary regulatory approvals (as described in Item 4 herein below).

General Shareholders Meeting’s call and Withdrawal Rights

In addition to the notice of material fact to be published reflecting more details on the terms and conditions of the Corporate Restructuring that will be agreed as mentioned above, the meeting notice of the respective extraordinary shareholders’ meetings of the companies for voting on the restructuring will be timely published.

The shareholders holding common and preferred shares of Telesp and common shares of Vivo that disagree with the merger of shares of Vivo into Telesp will have, as from the date of the general extraordinary shareholders’ meetings of the Companies that will be called to vote on the Corporate Restructuring, the right to withdraw from the company, by receiving as reimbursement the amount of shares of which they are legitimate holders on the date of the announcement of the notice of material fact regarding the Corporate Restructuring. The value of the reimbursement of the shareholders that dissent from the transaction will be timely disclosed, jointly with the other conditions of the transaction.

Additional Information

The Corporate Restructuring will be submitted to ANATEL. The general shareholders meeting that shall vote on the corporate restructuring is also subject to approval by the SEC, in view of the trading of the companies’ ADRs on the New York Stock Exchange.

Before the corporate restructuring, the Brazilian entities TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A. (jointly, the “Holdings BR”) will be merged into Vivo. The Holdings BR currently have as their main asset the shares of Vivo Part and are controlled by Telefónica S.A.. The merger of Holdings BR will not result in any change in the number and the composition of classes of shares of Vivo, and shall not affect the current participation of the shareholders of Vivo.

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

Year ended December 31, 2009

In compliance with our by-laws, the Board of Directors meeting held on February 9, 2010 approved the payment of dividends in the approximate amount of R$818.9 million. Such dividends, declared on the basis of the 2009 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of  R$88.5 million, as approved at the Board of Directors meeting held on December 14, 2009,  and dividends in the amount of approximately R$730.3 million. The above mentioned dividends were paid in two equal payments, on April 19, 2010 and October 25, 2010.

Year ended December 31, 2010

In compliance with our by-laws, the Board of Directors meeting held on February 18, 2011 approved the payment of dividends in the approximate amount of R$2,290.8 million. Such dividends, declared on the basis of the 2010 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of  R$187.0 million, as approved at the Board of Directors meeting held on December 17, 2010,  and dividends in the amount of approximately R$2,103.8 million. The dividends and interest on shareholders’ equity will be paid until December 21, 2011.

This amount results in an aggregate of interest on shareholders’ equity (Juros Sobre Capital Próprio or “JSCP”) plus net dividends of R$5.732990078 per common or preferred share.

Capital Expenditures

The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity and quality of the services we currently offer and the provision of new services as well as the development of information systems.

The following tables set forth our total capital expenditures for the companies and periods indicated:

	Year ended December 31,
Vivo	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	205.1	237.6
Transmission equipment	1,472.9	1,243.8
Information technology	360.7	346.0
Others(2)	450.4	502.1
Total capital expenditures	2,489.1	2,329.5

	Year ended December 31,
State of São Paulo—Areas 1 and 2	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	70.4	61.5
Transmission equipment	405.4	321.9
Information Technology	307.7	281.3
Others(2)	189.4	203.1
Total capital expenditures	972.9	867.8

	Year ended December 31,
States of Rio de Janeiro and Espírito Santo—Area 3	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	54.6	58.4
Transmission equipment	188.8	119.6
Information technology	4.6	3.3
Others(2)	63.0	71.2
Total capital expenditures	311.0	252.5

	Year ended December 31,
States of Paraná and Santa Catarina—Area 5	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	6.8	6.3
Transmission equipment	88.2	66.3
Information Technology	0.2	0.3
Others(2)	42.0	48.1
Total capital expenditures	137.2	121.0

	Year ended December 31,
State of Rio Grande do Sul—Area 6	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	8.5	13.3
Transmission equipment	89.2	84.6
Information technology	4.0	3.0
Others(2)	48.3	62.0
Total capital expenditures	150.0	162.9

	Year ended December 31,
Central Western and Northern regions—Areas 7 and 8	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	28.1	38.7
Transmission equipment	307.1	240.0
Information Technology	7.3	3.3
Others(2)	54.5	58.6
Total capital expenditures	397.0	340.6

	Year ended December 31,
States of Bahia and Sergipe—Area 9	2010(1)	2009(1)
	(in millions of reais)
Switching equipment	11.4	12.0
Transmission equipment	84.2	57.9
Information technology	1.4	1.0
Others(2)	17.9	24.4
Total capital expenditures	114.9	95.3

	Year ended December 31,
Northeast region—Area 10	2010	2009

Switching equipment	7.2	12.4
Transmission equipment	124.5	200.7
Information technology	2.5	6.3
Others(2)	10.5	12.2
Total capital expenditures	144.7	231.6

	Year ended December 31,
State of Minas Gerais—Area 4	2010	2009

Switching equipment	18.1	35.0
Transmission equipment	185.5	152.8
Information technology	33.0	47.5
Others(2)	24.8	22.5
Total capital expenditures	261.4	257.8

(1)   The financial information presented for 2009 and 2010 represents information from Vivo’s consolidated financial statements.

(2)   Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

Our capital expenditure estimate for 2011 is approximately R$3.5 billion, which includes investments in network expansion, introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to our customers and acquiring additional licenses for radio frequency as a result of the public biding carried out by ANATEL in December 2010, to be delivered and paid during 2011.

We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.    Business Overview

According to data regarding market share published by ANATEL, we are among the leading providers of cellular telecommunications services in Brazil, with the help of our subsidiary Vivo S.A., the leading cellular operator in Brazil. Vivo S.A. is a cellular operator in the states of Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Goiás (also encompassing the area of Distrito Federal, or the Federal district), Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Paraíba, Paraná, Pernambuco, Piauí, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, Săo Paulo, Sergipe, Tocantins and in Minas Gerais we provide direct cellular telecommunications services.

In Areas 1 and 2, Vivo S.A. uses a frequency range known as “A”, “L” and “J” band that covers 100% of the municipalities in its authorized areas in the state of São Paulo. On December 31, 2010, Vivo S.A. had 17,2 million cellular lines in service in these areas, which represented a 9.5% increase from December 31, 2009, and a market share of approximately 34.1% in São Paulo.

In Area 3, Vivo S.A. uses the band “A”, “L” and “J” frequency range that covers 100% of the municipalities and 100% of the population in the states of Rio de Janeiro and Espírito Santo. On December 31, 2010, Vivo S.A. had 8.6 million cellular lines in service in this area, which represented a 11.7% net increase from December 31, 2009, and a market share of approximately 39.1% in those states.

In Area 4, Vivo uses a frequency range known as “A”, “E” and “J” band that covers 71.5% of the municipalities and 92.3% of the population in the state of Minas Gerais. On December 31, 2010, Vivo had 6.8 million cellular lines in service in this area, which represented a 14.2% net increase from December 31, 2009, and a market share of approximately 33.5% in Minas Gerais.

In Area 5, Vivo S.A. uses a frequency range known as “B” band that covers 66.6% of the municipalities in the states of Paraná and Santa Catarina and 93.7% of the population of Paraná and Santa Catarina. On December 31, 2010, Vivo S.A. had 4.0 million cellular lines in service in this area, which represented a 11.3% net increase from December 31, 2009, and a market share of approximately 22.0% in those states.

In Area 6, Vivo S.A. uses the band “A”, “L” and “J” frequency range that covers 81.1% of the municipalities and 97.6% of the population in the state of Rio Grande do Sul. On December 31, 2010, Vivo S.A. had 5.3 million cellular lines in service in this area, which represented a 13.8% net increase from December 31, 2009, and a market share of approximately 42.8% in that state.

In Areas 7 and 8, Vivo S.A. is the leading cellular operator, by number of customers, in its authorization area and uses a frequency range known as “A”, “B”, “L” and “J” band that covers 54.8% of the municipalities in the states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia,  Tocantins, Amazonas, Amapá, Maranhão, Pará and Roraima which covers 84.3% of the population in these states. On December 31, 2010, Vivo S.A. had 12.2 million cellular lines in service in these areas, which represented a 25.6% net increase from December 31, 2009, and a market share of approximately 34.1% in those states.

In Area 9, Vivo S.A. uses the band “A”, “L” and “J” frequency range that covers 59.8% of the municipalities and 85.8% of the population in the States of Bahia and Sergipe. On December 31, 2010, Vivo S.A. had 4.4 million cellular lines in service in this area, which represented a 24.2% net increase from December 31, 2009, and a market share of approximately 30.2% in those states.

In Area 10, Vivo S.A. uses the band “L” and “J” frequency range that covers 22.9% of the municipalities and 64.4% of the population in the States of Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte. On December 31, 2010, Vivo S.A. had 1.8 million cellular lines in service in this area, which represented a 106.8% net increase from December 31, 2009 and a market share of approximately 6.0% in those states.

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

	Year ended December 31,
State of São Paulo—Areas 1 and 2	2010	2009	2008
Cellular lines in service at year-end (in thousands)	17,230	15,731	14,197
Contract customers	4,023	3,111	2,671
Prepaid customers	13,207	12,620	11,526
Growth in cellular lines in service during year	9.5%	10.8%	16.9%
Churn(1)	31.0%	29.0%	28.8%
Estimated population of concession areas (in millions)(2)	41.4	41.4	40.8
Estimated covered population (in millions)(3)	41.4	41.4	40.8
Percentage of population covered(4)	100%	100%	100%
Penetration at year-end(5)	121.9%	108.1%	92.8%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	34.1%	35.3%	37.4%

	Year ended December 31,
States of Rio de Janeiro and Espírito Santo—Area 3	2010	2009	2008
Cellular lines in service at year-end (in thousands)	8,624	7,723	7,100
Contract customers	2,158	1,760	1,608
Prepaid customers	6,466	5,963	5,492
Customer growth during the year	11.7%	8.8%	19.4%
Churn(1)	33.0%	31.7%	28.3%
Estimated population of Region at year-end (millions)(2)	19.5	19.5	19.2
Estimated covered population at year-end (millions)(3)	19.5	19.5	19.5
Percentage of population of Region covered at year-end(4)	100%	100%	100%
Penetration at year-end(5)	113.3%	103.7%	95.7%
Percentage of municipalities covered	100%	100%	100%
Market share(6)	39.1%	38.5%	38.7%

	Year ended December 31,
State of Minas Gerais—Area 4	2010	2009	2008
Cellular lines in service at year-end (in thousands)	6,832	5,985	4,627
Contract customers	1,484	1,051	975
Prepaid customers	5,348	4,934	3,652
Customer growth during the year	14.2%	29.4%	18.6%
Churn(1)	34.2%	31.9%	45.6%
Estimated population of region at year-end (million)(2)	20.0	20.0	19.9
Estimated covered population at year-end (million)(3)	18.5	18.5	18.3
Percentage of population covered at year-end(4)	92.3%	92.3%	91.9%
Penetration at year-end(5)	100.5%	90.0%	80.8%
Percentage of municipalities covered	71.5%	71.5%	70.8%
Market share(6)	33.5%	33.0%	28.7%

	Year ended December 31,
States of Paraná and Santa Catarina—Area 5	2010	2009	2008
Cellular lines in service at year-end (in thousands)	3,976	3,571	3,317
Contract customers	932	743	635
Prepaid customers	3,044	2,828	2,682
Growth in cellular lines in service during year	11.3%	7.6%	17.5%
Churn(1)	35.8%	34.5%	31.3%
Estimated population of concession areas (in millions)(2)	16.8	16.8	16.7
Estimated covered population (in millions)(3)	15.8	15.8	15.4
Percentage of population covered(4)	93.7%	93.7%	92.5%
Penetration at year-end(5)	105.7%	91.7%	80.6%
Percentage of municipalities covered	66.6%	66.6%	60.4%
Market share(6)	22.0%	23.0%	24.6%

	Year ended December 31,
State of Rio Grande do Sul—Area 6	2010	2009	2008
Cellular lines in service at year-end (in thousands)	5,272	4,632	4,172
Contract customers	1,503	1,245	1,119
Prepaid customers	3,769	3,386	3,053
Growth in cellular lines in service during year	13.8%	11.0%	14.4%
Churn(1)	23.3%	22.3%	24.0%
Estimated population of concession areas (in millions)(2)	10.9	10.9	10.9
Estimated covered population (in millions)(3)	10.6	10.6	10.6
Percentage of population covered(4)	97.6%	97.6%	96.8%
Penetration at year-end(5)	112.0%	100.4%	89.7%
Percentage of municipalities covered	81.1%	81.1%	75.0%
Market share(6)	42.8%	42.2%	42.8%

	Year ended December 31,
Central Western and Northern regions—Areas 7 and 8	2010	2009	2008
Cellular lines in service at year-end (in thousands)	12,177	9,692	8,233
Contract customers	1,667	1,285	1,128
Prepaid customers	10,510	8,407	7,105
Growth in cellular lines in service during year	25.6%	17.7%	22.6%
Churn(1)	31.8%	31.5%	34.3%
Estimated population of concession areas (in millions)(2)	35.6	35.6	35.6
Estimated covered population (in millions)(3)	30.6	30.0	29.1
Percentage of population covered(4)	85.9%	84.3%	81.7%
Penetration at year-end(5)	97.7%	81.0%	69.4%
Percentage of municipalities covered	59.4%	54.8%	47.2%
Market share(6)	37.7%	34.3%	32.7%

	Year ended December 31,
States of Bahia and Sergipe—Area 9	2010	2009	2008
Cellular lines in service at year-end (in thousands)	4,424	3,561	2,956
Contract customers	574	446	420
Prepaid customers	3,850	3,116	2,536
Customer growth during the year	24.2%	20.5%	33.6%
Churn(1)	32.6%	31.1%	30.6%
Estimated population of region at year-end (million)(2)	16.7	16.7	16.6
Estimated covered population at year-end (million)(3)	14.5	14.3	13.8%
Percentage of population covered at year-end(4)	86.9%	85.8%	83.1%
Penetration at year-end(5)	86.3%	71.7%	62.2%
Percentage of municipalities covered	63.0%	59.8%	51.6%
Market share(6)	30.2%	29.6%	28.6%

	Year ended December 31,
Northeast regions— Area 10	2010	2009	2008
Cellular lines in service at year-end (in thousands)	1,758	850	343
Contract customers	293	143	6
Prepaid customers	1,465	707	337
Customer growth during the year	106.8%	147.8%	–
Churn(1)	51.2%	61.9%	0.2%
Estimated population of region at year-end (million)(2)	30.6	30.6	30.6
Estimated covered population at year-end (million)(3)	21.8	19.7	7.5
Percentage of population covered at year-end(4)	71.3%	64.4%	24.4%
Penetration at year-end(5)	93.6%	76.1%	65.1%
Percentage of municipalities covered	34.6%	22.9%	2.2%
Market share(6)	6.0%	3.6%	1.7%

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

We provide voice and ancillary value-added services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through Data cards designed to connect compatible PDAs (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by a cable connection that offers corporate subscribers secure access to their intranet and office resources. We also offer some new services like Multimedia Message Service and MExE (Mobile Execution Environment), which enables the wireless device to download applications and execute them on the mobile along with a user interface that contains icons on the wireless device to identify the main services (such as Voice Mail, Downloads and text messaging (SMS) for easier access to our services.

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

“Positivo Partnership”—exclusive agreement with the largest computer manufacturer in Brazil, Positivo Informatica, regarding several marketing initiatives to be conducted together with VIVO’s Internet Services, including various commercial bundles, special data plans, customized notebooks and trade marketing initiatives;

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

In 2009, we launched:

“Vivo Twittando” – a social networking and micro blogging service that enables its users to send and receive tweets via the Short Message Service (SMS);

“Open Vivo” – a platform that developers can use to create and sell software in Vivo Download Store;

  ”Vivo Alerta Email” – an email notification solution with the option of setting up personal accounts on mobile phones to receive the notification by SMS or WAP Push;

 ”Vivo Foto Notícia” – a combination of mobile communication and a traditional newspaper that provides users flexibility to read newspapers on their mobile phones;

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

In 2010, we launched:

“Torpedo Center” – an application that allows the customer to manage SMSs, including  features such as back-up, custom signature and notification of temporary absence;

“Torpedo Mania” – a promotion with different hourly tariffs for SMSs;

“Torpedão Campeão” – a sales promotion during the 2010 World Cup that offered a package of 30 SMSs for R$ 4.00 plus taxes, with a daily lottery. The promotion had the participation of the four biggest operators in Brazil and was communicated in TV Globo, mainly in the Domingão do Faustão Sunday show;

“Torpedo Show” – a Vivo exclusive sales promotion that occurred during third quarter of 2010, that offered  a package of 10 SMS for R$ 2.99, with daily lottering;

“Pacote de 30 SMS/MMS” – launch of a package of 30 SMS or MMS, with a R$ 4.90 fee;

“Loja de Serviços Vivo” – launch of a interactive menu via SMS (1515) or WAP, where the customer has access to all Vivo’s VAS (Value Added Service) package offers;

“Kantoo Voz, SMS e Online” – development of mobile learning platform for the English language learning that uses SMS, voice and Internet access;

“Plataforma de Desenvolvedores Vivo” – an initiative to boost innovation in what concerns the development of mobile applications. Creates  an ecosystem of development that allows developers to reap the benefits of an innovative, open new markets and generate new business opportunities, and broaden the application offerings to customers;

“Portal FIFA”- an exclusive offer to Vivo´s customers with the 2010 World Cup and previous tournaments content for download to mobile handsets. During the World Cup, all customers that signed up for the service received the goals of his/hers favorite team in almost real time;

“Códigos 2D” – an application that allows customers to read 2D codes. During 2010, Vivo performed initiatives with Editora Abril in magazines such as Super Interessante and Veja in order to spread the adoption of the application.

Our Region

Vivo provides mobile telecommunications services in all of the Brazilian states in addition to the Distrito Federal, the Federal district, representing a total of approximately 8.5 million square kilometers and a population of approximately 191.5 million people. Vivo became a national operator when, on September, 2007, acquired a license of 1.9 GHz (“L” band)  to operate within 6 states located in the Northeast region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte),combined with the acquisition of Telemig, (as mentioned in “—Acquisition of Telepart, Telemig and Tele Norte”).

On April 29, 2008, Vivo signed the Terms of Authorization for using the sub-ranges of  radio frequency J, also known as Third Generation (or 3G) frequency, acquired as a result of the auction realized by ANATEL on December 18, 2007.

In the auction of frequencies of H Band and other remaining bands by Anatel in December 14 and 15, 2010, in compliance with the call notice No 002/2010/PVCP/SPV, Vivo S.A. was the winner in 23 of the blocks auctioned. The agreements related to the frequencies we acquired in this auction have not yet been executed.

As a result, Vivo will improve its capacity of rendering of services throughout the national territory and will operate in the 900MHz and 1,800MHz frequencies in a broad way.

The table below lists the 23 blocks in which Vivo had the winning offer:

Blocks	Frequency Range (MHz)	Width	Service Area
41	1800	10 + 10	PR, SC, RS, GO, TO, MS, MT, RO, AC states and DF
42	1800	10 + 10	SP state
44	1800	15 + 15	Pelotas, Morro Redondo, Capão do Leão and Turuçu municipalities in State of RS
45	1800	15 + 15	AL, CE, PB, PI, PE and RN states
76	900	2.5 + 2.5	RJ state
77	900	2.5 + 2.5	ES state
78	900	2.5 + 2.5	GO, TO, MS, MT, RO, AC states and DF (3)
79	900	2.5 + 2.5	RS state except Pelotas, Morro Redondo, Capão do Leão and Turuçu municipalities
80	900	2.5 + 2.5	Municipalities of CN 43(2), in the PR state, except Londrina and Tamarana municipalities
81	900	2.5 + 2.5	PR and SC states, except CN 43(2) and Londrina and Tamarana municipalities, in the PR state
82	900	2.5 + 2.5	BA state
83	900	2.5 + 2.5	SE state
84	900	2.5 + 2.5	AM, AP, MA, PA and RR states
92	1800	2.5 + 2.5	SP except great SP and nearby and Setor 33(1) PGO SP state
101	1800	2.5 + 2.5	AM, AP, MA, PA and RR states
105	1800	2.5 + 2.5	Paranaíba municipality, in the MS state
107	1800	2.5 + 2.5	Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the GO state
115	1800	2.5 + 2.5	Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the GO state
119	1800	10+ 10	RJ, ES, BA and SE states
122	1800	10+ 10	AM, AP, MA, PA and RR states
124	1800	10+ 10	AL, CE, PB, PI, PE and RN states
128	1800	10+10	Paranaíba municipality, in the MS state and Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the GO state
163	1800	5+5	Londrina and Tamarana municipalities in the PR state

(1)   Municipalities: Altinópolis, Aramina, Batatais, Brodowsqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra, in the São Paulo state.

(2)   CN = Municipalities with the National Select Code.

(3)   Except Paranaíba municipality, in the MS state, and Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão municipalities, in the GO state.

The following table sets forth population, gross domestic product (GDP), and per capita income statistics for each state in Vivo’s service regions at the dates and for the years indicated:

	On July 1, 2009			Last Available IBGE Data from 2008
Area	Frequency Range (Band)	Population (in thousands)(1)	Percent of Brazil’s population(1)	GDP (in millions of reais)(2)	Percent of Brazil’s GDP(2)	Per capita income (in reais)(2)
São Paulo state	A, L and J	41,384	21.61%	1,003,016	33.08%	24,457
Paraná state	B, L and J	10,686	5.58%	179,270	5.91%	16,928
Santa Catarina state	B, L and J	6,119	3.20%	123,283	4.07%	20,369
Goiás state	A, L and J	5,926	3.09%	75,275	2.48%	12,879
Tocantins state	A, L and J	1,292	0.67%	13,091	0.43%	10,223
Mato Grosso state	A, L and J	3,002	1.57%	53,023	1.75%	17,927
Mato Grosso do Sul state	A, L and J	2,360	1.23%	33,145	1.09%	14,188
Rondônia state	A, L and J	1,504	0.79%	17,888	0.59%	11,977
Acre state	A, L and J	691	0.36%	6,730	0.22%	9,896
Amapá state	B and J	627	0.33%	6,765	0.22%	11,033
Amazonas state	B and J	3,393	1.77%	46,823	1.54%	14,014
Maranhão state	B and J	6,367	3.33%	38,487	1.27%	6,104
Pará state	B and J	7,431	3.88%	58,519	1.93%	7,993
Roraima state	B and J	421	0.22%	4,889	0.16%	11,845
Federal District	A, L and J	2,607	1.36%	117,572	3.88%	45,978
Bahia state	A, L and J	14,637	7.64%	121,508	4.01%	8,378
Sergipe state	A, L and J	2,020	1.05%	19,552	0.64%	9,779
Rio de Janeiro state	A, L and J	16,010	8.36%	343,182	11.32%	21,621
Espírito Santo state	A, L and J	3,487	1.82%	69,870	2.30%	20,231
Rio Grande do Sul state	A, L and J	10,914	5.70%	199,499	6.58%	18,378
Alagoas state	L and J	3,156	1.65%	19,477	0.64%	6,228
Ceará state	L and J	8,548	4.46%	60,099	1.98%	7,112
Pernambuco state	L and J	8,810	4.60%	70,441	2.32%	8,065
Piauí state	L and J	3,145	1.64%	16,761	0.55%	5,373
Paraíba state	L and J	3,770	1.97%	25,697	0.85%	6,866
Rio Grande do Norte state	L and J	3,138	1.64%	25,481	0.84%	8,203
Minas Gerais state	A, E and J	20,034	10.46%	282,522	9.32%	14,233
Vivo		191,481	100.00%	3,031,864	100.00%	15,990

(1)   According to the last revision published by IBGE in 2009.

(2)   According to the most recent IBGE data (2008). Nominal Brazilian GDP was R$3,031,864 million as of December 2008 calculated by IBGE, subject to revision.

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

With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. We are actively involved in a high-value customer loyalty program by offering discounts on cell phones and services through direct marketing actions.

On December 31, 2010, Vivo possessed 332 sales outlets (89 in São Paulo, 46 in the states of Rio de Janeiro and Espírito Santo, 35 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 21 in the states of Bahia and Sergipe, 29 in the states of Minas Gerais, 7 in the states that make up the northwest regions of Brasil and 66 in the states that make up the Midwestern and northern regions of Brazil). It also has an efficient network of 10,821 authorized retail and resale dealerships.  Consequently, Vivo has maintained its market leadership position, with a total of 11,153 points of sale.

Prepaid telephone card recharging was available at more than 550,000  locations, including our own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Recharging is also provided online by several banks’ websites, by credit card’s machines and by telephone.

Customer Service

In 2010, Vivo managed to consolidate and expand the personalized sales project to all remote consumer relation channels, such as text message, chat, e-mail and web. This practice had been put in place at inbound customer service in 2009, and consists of exclusive offers that are tailored towards each client’s consuming habits and needs. This way, Vivo achieved the goal of turning inbound customer service into a powerful sales tool, that generated new business opportunities while capturing the times in which the customer initiated contact and respecting their willingness to communicate with Vivo.

In 2010, Vivo posted record numbers in electronic customer service. With the release of the new www.meuvivo.com.br portal, Vivo’s clients registered 40 million logged in sessions and 198 million on-line transactions, of which 6 million represented the business segment alone. Through the “Fale Conosco” service, 100,000 email-generated solicitations were solved. Driven by the goals of innovation and customer satisfaction, Vivo released to the southern regional its text-message-based customer service channel in November 2010. In two months, this channel reached 500,000 contacts served.

We continue to be the top telecommunications company in ANATEL’s ranking of mobile operators in Brazil. At the end of 2010, ANATEL’s ranking demonstrated that Vivo had the best performance among the largest companies operating in Brazil as measured by the IDA (Attendance Performance Index). Vivo also placed as the best among the key players in the telecom industry by having the smallest complaint ratio. Those numbers were supported by Vivo’s actions towards quality and expansion of the customer service channels.

Our challenge in 2011 is the implementation of customer relationship interaction model using all contact channels (Internet, SMS, Call Center – inbound and outbound, Chat, Email, etc.) through the Genesys platform. Also, improve customer support processes in every channel in order to get closer to the customers and their needs, considering all aspects of Brazil’s demography and regional distribution.

Higher quality, with lower cost

We implemented a strategy to increase the quality of our services while lowering costs.  While achieving the best signal quality, surpassing all of our competitors (according to ANATEL’s scoring system in 2010), we also took steps designed to improve the level of service of our customer care, generate greater customer satisfaction with our call centers and stores and reduce billing errors, leading to fewer claims against us. This strategy has been successful in increasing our customer satisfaction rating in 2010 and in lowering costs.

Our Network

Before November 1998, our network used only AMPS analog technology. After privatization, we began to use CDMA digital and TDMA digital technologies. In 2006, we began to implement a GSM Network. In 2007, we began to implement a WCDMA Network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand. By December 31, 2010, Vivo S.A.’s telecommunications network in the state of São Paulo, which provided CDMA digital, GSM digital and WCDMA digital services, covered 100% of the municipalities.

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

Vivo S.A. began its activities in the states of Paraná and Santa Catarina (“Vivo PR/SC”) in December 1998 and, until 2005, offered services only through CDMA digital technology. As of December 31, 2010, the telecommunications network in PR/SC, which provided CDMA digital, GSM digital and WCDMA digital services, covered 66.62% of the municipalities, or 93.74% of the population, in its region. The PR/SC network is primarily connected by radio transmission system and a fiber-optic network of its own and  leased mainly from fixed operating companies (Brasil Telecom) and Copel—Companhia Paranaense de Energia S.A. The network consists of cellular switches, base stations and other network elements, such as home location registers, signaling transfer points and gateways. Vivo S.A.’s main suppliers in PR/SC are Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A and  Ericsson Telecomunicações S.A.

As of December 31, 2010, Vivo S.A. in the Midwestern and northern regions (“CO/N”) provided WCDMA digital, CDMA Digital and GSM digital services, covering 59.36% of the municipalities, or 85.88% of the population in its region. Our network is connected primarily through radio transmission system and a fiber-optic and of our own and leased from incumbent wire line companies. The network consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, home location registers and signaling transfer points. Vivo S.A.’s principal suppliers in CO/N are Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações.

As of December 31, 2010, the telecommunications network of Vivo S.A. in Bahia and Sergipe (“BA/SE”) covered 63.01% of the municipalities, or 86.91% of the population, of its region.  Its network provided WCDMA digital, CDMA digital and GSM digital services. The network is connected primarily through radio transmission system and a fiber-optic network of our own and leased mainly from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices such as prepaid service, signaling transfer point, home location registers and gateways. Vivo S.A.’s main suppliers in BA/SE are NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks—Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda.

As of December 31, 2010, the telecommunications network of Vivo S.A. in the states of Rio de Janeiro and Espírito Santo covered 100% of the municipalities in its area.  Its network provided WCDMA digital, CDMA digital and GSM digital services. This network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers, signaling transfer points, PDSN and gateways. Vivo S.A.’s principal suppliers in these states are Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda.

As of December 31, 2010, Vivo S.A.’s network in the state of Rio Grande do Sul (“RS”) provided WCDMA digital, CDMA digital and GSM digital, covering 81.05% of the municipalities, or 97.57% of the population, of this region.  The RS network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from Brasil Telecom.  The network consists of cellular switches, base stations and other communication devices such as signaling transfer point, home location registers and gateways. Vivo S.A.’s principal suppliers in RS are Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A.

As of December 31, 2010, Vivo S.A.’s network in the northeast regions (“NE”) provided WCDMA digital and GSM digital services, covering 34.65% of the municipalities, or 71.26% of the population, of this region. The NE network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies.  The network consists of cellular switches, base stations and other communication devices such as signaling transfer point. Vivo S.A.’s principal suppliers in NE are Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A.

As of December 31, 2010, Vivo’s network in the state of Minas Gerais (“MG”) provided WCDMA, GSM digital, TDMA digital services and AMPS analog services (of which the last two have been gradually phased out), covering 71.51% of the municipalities, 92.31% of the population, of this region. The MG network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies.  The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers and signaling transfer point. Vivo S.A.’s principal suppliers in MG are Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A.

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

Our rates are subject to approval by ANATEL. See “—Regulation of the Brazilian Telecommunications Industry.”

The table below sets forth total net operating revenues in our operating subsidiary and us for the last two years.

	Year ended December 31,
Vivo	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	11,433.0	10,705.2
Sales of wireless devices and accessories	2,762.0	2,748.3
Interconnection	6,354.7	6,370.4
Data and value-added services	4,943.1	3,003.2
Other	224.0	240.7
Total gross operating revenue	25,716.8	23,067.8
Value-added and other indirect taxes	(5,442.3)	(4,560.1)
Sales and services discount and return of goods sold	(2,168.6)	(1,870.6)
Net operating revenues(1)	18,105.9	16,637.1

	Year ended December 31,
State of São Paulo—Areas 1 and 2	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	3,619.8	3,325.4
Sales of wireless devices and accessories	1,021.4	1,073.2
Interconnection	2,045.1	2,135.1
Data and value-added services	1,588.4	1,034.6
Other	56.4	60.7
Total gross operating revenue	8,331.1	7,629.0
Value-added and other indirect taxes	(1,665.4)	(1,390.0)
Sales and services discount and return of goods sold	(685.7)	(618.5)
Net operating revenues	5,980.0	5,620.5

	Year ended December 31,
States of Rio de Janeiro and Espírito Santo—Area 3	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,873.0	1,806.6
Sales of wireless devices and accessories	449.5	475.5
Interconnection charges	1,053.0	1,073.4
Data and value-added services	796.3	480.9
Other	24.3	26.8
Total gross operating revenue	4,196.1	3,863.2
Value-added and other indirect taxes	(986.3)	(859.4)
Discounts granted and return of goods	(328.1)	(285.3)
Net operating revenues	2,881.7	2,718.5

	Year ended December 31,
States of Paraná and Santa Catarina—Area 5	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	719.4	668.4
Sales of wireless devices and accessories	154.4	169.1
Interconnection	433.9	432.0
Data and value-added services	336.5	221.8
Other	17.6	14.7
Total gross operating revenue	1,661.8	1,506.0
Value-added and other indirect taxes	(341.4)	(288.6)
Sales and services discount and return of goods sold	(126.9)	(104.3)
Net operating revenues	1,193.5	1,113.1

	Year ended December 31,
State of Rio Grande do Sul—Area 6	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,133.6	1,060.9
Sales of wireless devices and accessories	221.2	214.8
Interconnection charges	555.4	549.4
Data and value-added services	491.3	309.6
Other	21.4	20.3
Total gross operating revenue	2,422.9	2,155.0
Value-added and other indirect taxes	(517.9)	(443.3)
Discounts granted and return of goods	(174.7)	(136.5)
Net operating revenues	1,730.3	1,575.2

	Year ended December 31,
Central Western and Northern regions—Areas 7 and 8	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,999.5	1,895.5
Sales of wireless devices and accessories	483.6	444.1
Interconnection	1,062.4	1,102.1
Data and value-added services	886.8	526.3
Other	46.9	50.6
Total gross operating revenue	4,479.2	4,018.6
Value-added and other indirect taxes	(1,011.8)	(860.0)
Sales and services discount and return of goods sold	(376.3)	(319.8)
Net operating revenues	3,091.1	2,838.8

	Year ended December 31,
States of Bahia and Sergipe—Area 9	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	660.1	603.2
Sales of wireless devices and accessories	148.6	134.8
Interconnection charges	362.1	353.0
Data and value-added services	257.2	155.9
Other	18.5	18.4
Total gross operating revenue	1,446.5	1,265.3
Value-added and other indirect taxes	(309.3)	(258.1)
Discounts granted and return of goods	(115.1)	(88.7)
Net operating revenues	1,022.1	918.5

	Year ended December 31,
Northeast region—Area 10	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	113.8	50.2
Sales of wireless devices and accessories	63.5	68.7
Interconnection charges	68.6	29.6
Data and value-added services	208.6	50.5
Other	3.0	0.4
Total gross operating revenue	457.5	199.4
Value-added and other indirect taxes	(101.8)	(40.3)
Discounts granted and return of goods	(67.9)	(37.1)
Net operating revenues	287.8	122.0

	Year ended December 31,
State of Minas Gerais—Area 4	2010	2009
	(in millions of reais)
Usage and additional charges and monthly subscription charges	1,339.8	1,300.0
Sales of wireless devices and accessories	219.8	168.1
Interconnection charges	774.2	695.8
Data and value-added services	380.9	224.2
Other	35.9	48.8
Total gross operating revenue	2,750.6	2,436.9
Value-added and other indirect taxes	(508.4)	(420.4)
Discounts granted and return of goods	(293.9)	(280.4)
Net operating revenues	1,948.3	1,736.1

(1)   Includes the following amounts that have been eliminated upon consolidation:

	Year ended December 31,
Vivo—Intercompany net operating revenues	2010	2009
	(in millions of reais)
Net operating revenues	(28.9)	(5.6)

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

•         Area 10—9 areas in the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí.

Interconnection Charges

We earn revenue from any call that originates from another cellular or fixed-line service provider network connecting to one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.” Tariff adjustments are subject to agreement between the operators and then subject to approval by ANATEL.

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

Taxes on Telecommunications Services and Wireless Device Sales

In accordance with Brazilian tax laws, the principal taxes that apply to the telecommunications industry are:

•         Tax on Goods and Services—“ICMS” (Imposto sobre Circulação de Mercadorias e Serviços) is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

•         Contribution to Social Security Financing—“COFINS” (Contribuição para Financiamento da Seguridade Social) is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,883 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.6%, except in connection with telecommunication services where the rate continues to be 3.0%.

•         Social Integration Program—“PIS” (Programa de Integração Social) is a federal social contribution levied over the total revenues received by a company and its subsidiaries, with the deductions foreseen by the governing law.  On December 2002, Law No. 10,637 came into force, making this contribution noncumulative and raising the rate from 0.65% to 1.65%, except for telecommunication services where the rate continues to be 0.65%.

•         Contribution for the Fund for Universal Access to Telecommunications Services—“FUST” (Fundo de Universalização dos Serviços de Telecomunicações) corresponds to 1% of the net revenue generated by the telecommunication services (except over interconnection services), and serves to provide funds designed to cover the parcel of the cost attributable exclusively to the fulfillment of universal service targets of the telecommunication services that cannot be recovered through the efficient performance of services, per the provisions of sub-item II, of Art. 81, Law No. 9472 dated July 16, 1997 (Lei Geral dos Serviços de Telecomunicações—Telecommunication Services General Law).

•         Contribution for the Fund of Telecommunications Technological Development—“FUNTTEL” (Fundo para Desenvolvimento Tecnológico das Telecomunicações) is a federal social contribution which corresponds to 0.5% of the net revenues generated by the telecommunication services (except those for interconnection services) and serves to stimulate technological development, the qualification of human resources, and job generation and to promote the access of small and medium companies to capital resources, so as to broaden the competitiveness of the Brazilian telecommunications industry.

•         Contribution to the Fund for Telecommunications Regulation—“FISTEL” (Fundo de Fiscalização das Telecomunicações) is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Federal Government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections. This tax is divided into two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of clients at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new clients minus disconnected ones) and (ii) the installation of new equipment (base radio stations) or system changes, as for example, increases in capacity.

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

In July 2009, Telemig Celular concluded its centralization process to conform its billing practices to VIVO’s prepaid platform (NGIN). The billing system for postpaid customers was centralized in August 2010 when Telemig Celular completed its process to conform all the billing practices.

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

Collection

We have a uniform policy dealing with accounts of defaulting customers according to its segment.  In general, if the payment is more than 15 days late, service is partially suspended. If payment is more than 45 days late after the partial suspension, service is fully suspended until payment is made. We offer an installment payment plan for those with past due balances. However, if accounts are not paid after 90 days, the contract is cancelled and reported to credit protection agencies. After 105 days of default, accounts are directed to independent collection agencies.

All the amounts receivable overdue by 90 days, except for accounts receivables from interconnection fees, are considered provisions for doubtful accounts or written-off. The write-offs are made in accordance with Brazilian regulation, which permits a bad debt write-off for late payments of R$0 to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Write-offs of late payments of over R$30,001 that are open for more than 365 days require the commencement of a lawsuit.

Fraud Detection and Prevention

In 2010, Vivo reaffirmed its efforts towards the accomplishment of pre-established goals for decreasing the volume of cases regarding costs and decreasing financial losses deriving from fraud, and obtained a reduction of 30.4% in financial losses for the year 2009. During this period, we kept working to combat the two main types of fraud:

Identity Fraud: The term “identity fraud” used by Vivo is known in the market as “social engineering “. In this method, fraudsters call the telephone service providers’ calls centers and provide real data from customers to make false identification, in order to make changes into such customers’ account and use their account.

Subscription fraud: subscription fraud occurs when one or more licenses are issued with the intention of not paying the phone bill. Subscription fraud can occur by using data and information from individuals or companies illegally obtained.

As regards identity fraud, we had a 42.4% decrease in 2010 in financial expenses when compared with the rates achieved in the previous year. As regards subscription fraud, in 2010 we had a decrease in financial expenses of 30.3%, when compared with the year 2009

Competition

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

Our principal cellular competitor in the state of São Paulo is Claro. Other competitors are TIM, Oi, CTBC Celular and Aeiou. The main fixed-line operator in this area is Telecomunicações de São Paulo S.A.—Telesp, known as Telefónica. In October 2010, ANATEL published Act 6235/2010, granting the approval for the previous transaction involving changes in the controlling shareholding of Vivo and Vivo S.A., resulting from the acquisition, by Telefônica S.A., of the shares held by Portugal Telecom, SGPS, S.A. In November 2010, ANATEL published Act 7378/2010 granting the approval for the previous acquisition by Portugal Telecom SGPS S.A. of shares issued by Oi’s controlling shareholders (Telemar Participações S.A., Tele Norte Leste Participações S.A., AG Telecom Participações S.A. and L.F. Tel S.A.).

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

Our principal cellular competitors in Central, Western and Northern region are: Claro, in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and TIM, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed-line operators in this area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar or OI, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

In the Bahia and Sergipe service areas, our principal cellular competitor is Claro. Other cellular competitors are Oi (TNL PCS S.A.) and TIM Celular or TIM, which also operates in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

In the Ceará, Pernambuco, Paraíba, Alagoas, Rio Grande do Norte and Piauí service areas, our principal cellular competitor is TIM. Other cellular competitors are Oi and Claro. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

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

In Minas Gerais, currently, there are four other wireless service providers operating within our authorization area. We face competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia (in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between TIM and our subsidiaries) and operates in the entire State of Minas Gerais using GSM and WCDMA technologies); (b) Oi, the “D” band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and WCDMA technology); (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and WCDMA technology network); and, (d) CTBC Celular, an “A” band and 3G band operator (CTBC Celular is controlled by CTBC, a fixed-line operator and uses GSM and WCDMA technologies).

We also compete with certain other wireless telecommunications services in specific segments, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some operators in our areas as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services. In December 2010, through the auction 002/2010/ANATEL, NEXTEL was awarded 12 SMP licenses (11 spectrum licenses in “H” band (3G band) and 1 spectrum license in “M” band (1800 MHz band)).

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

SMP Licenses

In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunication services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands which were denominated as the “C” band (which was later transformed into extension bands), the “D” band, “E” band and “M” band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September of 2004, in March of 2006, in September of 2007, in December 2007 and in December 2010. In September 2007, ANATEL organized auctions for fifteen new licenses in the 1900 MHz radio frequency bands which were denominated Band “L.” VIVO acquired thirteen spectrum licenses in band “L.” In December 2007, ANATEL organized auctions for thirty-six new licenses in the 1900-2100 MHz radio frequency bands (3G licenses) which were denominated bands “F,” “G,” “I” and “J.” VIVO acquired seven spectrum licenses in Band “J” and Vivo Participações acquired two spectrum licenses in Band “J”. In December 2010, ANATEL organized auctions for 165 new licenses in the “H” band, extension bands, and available frequencies at “A”, “D”, “E”, “M” and TDD bands. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D”, “E”, “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands).

Under these new licenses:

•         services are to be provided using the 1800 MHz frequency bands (“D” band, “E” band and “M” band), 1900 MHz frequency bands (“L” band), 1900-2100 MHz frequency bands (“F” band, “G” band, “H” band,”,  “I” band and “J” band) and extension bands;

•         each operator may optionally provide domestic and international long-distance services in its licensed area;

•         existing cellular service providers as well as new entrants into the Brazilian telecommunications market can bid for “D” band, “E” band, “M” band, “L” band, “F” band, “G” band, “I” band and “J” band licenses.

•         according to the Invitation Document 002/2010/ANATEL, a single SMP operator in one geographic area will only be authorized to have radio frequency bands up to the total maximum limit of 80 MHz or 85 MHz, depending on the circumstances, while observing the following limits for each band:

I – (12.5 + 12.5) MHz, for the 800 MHz bands;

II – (2.5 + 2.5) MHz, for the 900 MHz bands;

III – (25 + 25) MHz, for the 1800 MHz bands;

IV – (15 + 15) MHz, for the 1900 MHz and 2100 MHz bands;

V – 5 MHz, for the TDD extensions of 1900 MHz band.

•       as a result, Nextel and other new 3G operators were given preferential status in the “H” band ((10 + 10) MHz) segment of the auction. Vivo, TIM and Claro were eligible to enter bids for the remaining SMP frequencies. Oi acquired the band “H” lot 8 (for the cities in the states of Mato Grosso do Sul and Goiás). CTBC acquired the band “H” lot 5 (for the cities in the state of Minas Gerais) and Nextel acquired the other band “H” lots;

•         a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

Independently of the type of frequency band, according to the Invitation Document 002/2010/ANATEL, a single SMP operator in one geographic area will only be authorized to have radio frequency bands until the total maximum limit of 80 MHz or 85 MHz. Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

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

Our new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses  (Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006); Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005); Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008); Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008); Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008); Vivo-Paraná/Santa Catarina (“B” band) until 2013; Vivo-Distrito Federal (“A” band) until 2021, (renewed in 2006); Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008); Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008); Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013; Vivo Participações (Minas Gerais) (“A” band) until 2023 (renewed in 2007) and Vivo Participações (for the cities where CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020). Spectrum rights may be renewed only once over a fifteen-year period.

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

In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as bands F, G, I and J. Vivo was awarded seven spectrum licenses in band “J” and Vivo Participações was awarded two licenses. The following Terms of Authorization for “J” band have been signed: Vivo-Rio Grande do Sul (including the cities of the metropolitan area of Pelotas) (“J” band) until 2023; Vivo-Rio de Janeiro (“J” band) until 2023; Vivo-Espírito Santo (“J” band) until 2023; Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023; Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023; Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023; Vivo-Distrito Federal (“J” band) until 2023; Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023; Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023; Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band), until 2023; Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; Vivo Participações (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023. Spectrum rights may be renewed only once over a fifteen-year period.

In December 2010, ANATEL organized auctions for 165 new licenses in the “H” band, extension bands, and available frequencies at “A”, “D”, “E”, “M” and TDD bands. Vivo was awarded 23 licenses (14 spectrum licenses in 1800 MHz bands (“D”, “E”, “M” and extension bands) and 9 spectrum licenses in 900 MHz extension bands):

•         “M” band (1800 MHz) of the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•         1800 MHz extension band of the state of São Paulo;

•         “D” band (1800 MHz) of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•         “E” band (1800 MHz) of the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•         900 MHz extension band of the state of Rio de Janeiro;

•         900 MHz extension band of the state of Espírito Santo;

•         900 MHz extension band of the states of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District, with the exception of the cities of Paranaíba, in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•         900 MHz extension band of the state of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•         900 MHz extension band of the cities of the registration area number 43 of the state of Paraná, with exception of the cities of Londrina and Tamarana;

•         900 MHz extension band of the states of Paraná and Santa Catarina, with exception of the cities of the registration area number 43 of the state of Paraná and the cities of Londrina and Tamarana;

•         900 MHz extension band of the state of Bahia;

•         900 MHz extension band of the state of Sergipe;

•         900 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•         1800 MHz extension band of the state of São Paulo, with exception of the cities of the metropolitan region of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•         1800 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•         1800 MHz extension band of the city of Paranaíba, in the state of Mato Grosso do Sul;

•         1800 MHz extension band of the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•         other 1800 MHz extension band of the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•         1800 MHz extension band of the states of Rio de Janeiro, Espírito Santo, Bahia and Sergipe;

•         1800 MHz extension band of the states of Amazonas, Amapá, Maranhão, Pará and Roraima;

•         1800 MHz extension band of the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•         1800 MHz extension band of the city of Paranaíba, in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•         1800 MHz extension band of the cities of Londrina and Tamarana, in the state of Paraná.

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

If parties to an interconnection agreement cannot agree upon the terms and conditions of interconnection, ANATEL may determine those terms and conditions by arbitration. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations. Anatel has adopted, from time to time, various regulations governing interconnection rules. The following are the material regulations currently applicable to our business:

•         the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”);

•         the Regulation of Separation and Allocation of Costs (Resolution number 396/2005);

•         the Regulation of Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005, or “EILD”) . In December 2010, ANATEL published Public Consultation 50/2010, with the Proposal for Revision of the Resolution 402/2005;

•         the Regulation of Remuneration of Use of SMP Providers Networks (Resolution number 438/2006). In November 2010, ANATEL published Resolution 549/2010 modifying Resolution 438/2006 and providing that the groups that include SMP operators with participation rates lower than 20% in the market of mobile telephony combined in each one of the regions of the General Plan of Authorizations of SMP (PGA-SMP), are considered groups who lack significant market power in the offer of mobile interconnection, in their respective areas of authorization;

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

•         related Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), denominated bands “F,” “G,” “I” and “J,” which stated that, within a maximum allowed period of eighteen months from the publication of the Terms of Authorization (it occurred on 30 of April of 2008), the authorizations resulting from this auction would be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP. In accordance with this Invitation Document, in January 2010, ANATEL published an act determining the unification of our SMP authorizations in Regions II (states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (state of São Paulo) of the PGA-SMP, with only one SMP authorization for each of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). VIVO acquired spectrum licenses in band “J” in regions where it possess SMP licenses. Moreover, the Invitation Document modified the rule for the renewal of radio frequency licenses and requires the inclusion in the calculation of the operating profits both the profits arising from remuneration for the use of the SMP network and the profits of the service plans;

•       related Invitation Document number 002/2010/ANATEL, regarding the auction organized in December 2010 of new licenses for the 1900-2100 MHz radio frequency band denominated the “H” band, for extension bands and for available frequencies at “A”, “D”, “E”, “M” and TDD bands, which modified the rule for the renewal of radio frequency licenses and requires the inclusion in the calculation of the operating profits both the profits arising from remuneration for the use of the SMP network and the profits of the service plans;

•       the regulation for the exploration of Personal Mobile Service by means of Virtual Network, that makes possible the creation of the “agent” and the Authorized of Mobile Virtual Network (Resolution No 550/2010). In accordance with this regulation approved by ANATEL, Mobile Virtual Network Operators may operate either as agents or as virtual network licensees. An agent represents the personal mobile service provider through the establishment of a representation agreement, which must be ratified by ANATEL. The agent’s activity is not defined as a “telecommunications service” so this is of significant interest to companies that operate in other sectors such as large retailers, banks and football teams. However, the activity of the virtual network licensee does fall within the definition of “telecommunications service” and is thus subject to all applicable rules;

•       the assignment of the bands of 451MHz to 458 MHz and 461 MHz to 468 MHz to the Personal Mobile Service, Fixed Switched Telephone Service and to the Multimedia Communication Service, for access to the services of telephony and data in broadband, particularly in rural areas (Resolution No 558/2010);

•       the assignment of the bands of 2500 MHz to 2690 MHz to the Personal Mobile Service and Fixed Switched Telephone beyond Multimedia Communication Service and Pay Television by means of Multichannel Multipoint Distribution Service (MMDS) for which it was previously assigned (Resolution No 544/2010);

•       the regulation for evaluation of the efficiency of use of the radio frequency spectrum (Resolution No 548/2010); and

•       the addition of a ninth digit in the numbers of the mobile telephones of area 11, raising the capacity of numeration in the metropolitan region of São Paulo and eliminating definitively the problem of scarcity of numeration in this area (Resolution No 553/2010).

Other Regulatory Issues

On November 21, 2008, the Brazil Government published the 6654/2008 Decree, dated November 20, 2008, of revision of the fixed-line general concession plan (the PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A.—Telemar or Oi - to acquire Brasil Telecom.

In 2007, ANATEL published Resolution 477/2007, effective on February 13, 2008, relating to alterations in the regulation of SMP, which has contributed to an increase in our operating costs. In the new regulation, ANATEL notes areas of vital importance for mobile business, such as the necessity for retail stores in the cities within an operator’s coverage areas, increases in the validity periods of prepaid cards and places limits on the period of time during which customers may not leave service plans. These new regulations may have an adverse effect on our revenues and results of operations. In order to minimize the impacts resulting from these regulatory changes, we had already prepared ourselves during the last quarter of 2007, to meet and comply with the terms set forth by the new regulation, mainly those related to the customer service which affect procedures and required significant changes to our systems. In 2009, we continued establishing retail stores in the cities within our coverage areas, pursuant to the provisions of Resolution 477/2007. In 2009, we also established mediation centers to attend to users with hearing and speech impediments, pursuant to the provisions of Resolution 477/2007. Our plans for achieving the goals set by this new regulation will extend to August 13, 2011. Because ANATEL considers us to be affiliated with Telefónica, which already provides wire line long-distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award a wire line long-distance license to us. Though we and other mobile operators have requested that ANATEL revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wire line long-distance operators due to long-distance traffic originating and terminating on our network. While Vivo is not obligated to use Telefónica’s fixed line network due to the affiliation relationship, it also cannot receive its own fixed line license in the event of disagreements with Telefónica since Telefónica has the fixed nationwide licence and an affiliate cannot have the same type of licence in the same area. Since Vivo is not permitted to have a fixed license, Vivo is only able to receive interconnection fees from wire line carriers that have traffic originating or terminating on their network but not from wireless carriers using their fixed line network. Some of our wireless competitors are also unable to earn such a fixed license due to their affiliations. For example, Oi Mobile cannot have a fixed licence because it is affiliated with Telemar and Claro cannot have a fixed licence because it is affiliated with Embratel. Tim has a fixed licence because is not affiliated with any fixed operator , but in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between Tim (Telecom Italia) and our subsidiaries.

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

The mobile service authorizations of Vivo involve obligations to meet some quality of service standards such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards data on April 23, 2003 (ANATEL Resolution No. 335/03 and 317/02). In July 2010, ANATEL published Public Consultation 27/2010, revising the General Plan of Standards of Quality of the SMP.

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

In June 2010, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2008 to 2009, and the application of the VU-M readjustment (68.5% of the approved readjustment of approximately 0.97% for the VC-2 and VC-3).

As indicated above, the Invitation Document number 002/2007/SPV-ANATEL regarding the auction organized in December 2007 of new licenses for the 1900-2100 MHz radio frequency bands (3G licenses), stated that, within a maximum allowed period of eighteen months from the publication of the Terms of Authorization (that occurred on April 30, 2008), the authorizations resulting from this auction would be combined with the existing SMP authorizations of the bid winners when pertaining to the same region of the general authorization plan of SMP (PGA-SMP) and accordingly our authorizations were combined in Regions I and II. ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each Region of the PGA-SMP, the value of the VU-M must be unified for that Region and freely negotiated. Until such date, the mobile operators charged a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Vivo Participações, for each region of the PGA-SMP as a result of the unification of the SMP authorizations.

In 2007, ANATEL developed a new model which will be in use starting with a date yet to be determined by ANATEL to determine values of reference in connection with remuneration for use of mobile networks—RVU-M—

of SMP providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. ANATEL did not implement this new model in 2010, as provided by Resolution 480/2007, and has not yet defined the new date expected for such implementation. See “—SMP Licenses” for more information on the status of this agreement.

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

C.    Organizational Structure

Following the merger of Telemig Participações and, subsequently, Telemig Celular, into us, our sole subsidiary is Vivo S.A. See “—Our History and Development—Corporate Restructuring of Our Operating Subsidiaries" and "—Corporate Restructuring and Deregistration of Telemig Participações and Telemig Celular”. Substantially all of our assets consist of shares in Vivo S.A. and our operation in the State of Minas Gerais since the merger of Telemig Celular S.A. into Vivo, occurred on June 1, 2010. We rely very substantially on dividends from our sole subsidiary to meet our needs for cash, including cash to pay dividends to our own shareholders. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For a more detailed description of our ownership structure, see “—A. Our History and Development” and Exhibit 8.1.

Acquisition of Telpart, Telemig and Tele Norte.

On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On December 20, 2007, Vivo signed another stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo’s acquisition of the shares of Telemig from Telpart. On April 3, 2008, Vivo transferred to Telemar all the shares of Tele Norte that it acquired from Telpart. See “Our history and development – Acquisition of Telpart, Telemig and Tele Norte”.

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

The mergers, which occurred on July 27, 2009, of the shares of Telemig Celular and Telemig Participações did not result in any change in the number or types of outstanding shares of these companies or in the terms of any of these shares.  Instead, Vivo became the owner, directly or indirectly, of all of these shares, with Telemig Participações becoming a wholly-owned subsidiary of Vivo and with Telemig Celular becoming a wholly-owned subsidiary of Telemig Participações.  Ultimately, all of the non-controlling shareholders of Telemig Celular and

Telemig Participações became Vivo shareholders and each shareholder received the same class of Vivo share (common or preferred) as that shareholder previously held in Telemig Celular or Telemig Participações.

At a Special Shareholders’ Meeting, held on November 13, 2009, the merger (as opposed to the merger of shares) into Vivo Participações and subsequent termination of Telemig Participações was approved, the appraisal and prior approval of which was submitted to ANATEL. The approval from ANATEL was obtained on November 4, 2009. As of December 31, 2009, Vivo became a holder of 100% of the total capital in Telemig Celular. See Note 1(d) to our 2009 financial statements and “Item 4.A.—Information on the Company—Our History and Development— Corporate Restructuring and Deregistration of Telemig Participações and Telemig Celular.”

Finally, to further simplify our corporate structure, at a Special Shareholders’ Meeting held on June 1, 2010, the merger of Telemig Celular into Vivo Participações (as opposed to the merger of shares) and the subsequent termination of Telemig Celular was approved, the appraisal and prior approval of which was submitted to ANATEL. ANATEL approved the actual merger of Telemig Celular into Vivo Participações on March 11, 2010. At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the Bylaws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable this merger of Telemig Celular into Vivo. As a result of such merger, Vivo S.A. became the sole direct wholly-owned subsidiary of Vivo Participações.

Control by Telefonica

As of December 31, 2010, our voting shares were directly and indirectly controlled by our major shareholder Telefónica, with 88.9% of our voting stock, 44.1% of our preferred shares representing 59.4% of our total capital stock.

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

As of December 31, 2010, we had 56 cellular switches in São Paulo and other equipment installed in 12 owned spaces, one leased spaces and 16 shared spaces. In São Paulo, we lease most of the sites in which our cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 6,500 base stations and other network equipment are installed in cell sites, administrative buildings and administrative facilities. In addition, in São Paulo we own one administrative building (approximately 3,760 square meters) and we lease eight administrative areas (approximately 56,756 square meters), five kiosks and 82 retail stores.

As of December 31, 2010, Vivo S.A., in the states of Paraná and Santa Catarina (“PR/SC”), had 19 cellular switches and other equipment installed in five owned spaces. In PR/SC, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years (subject to renewal for additional five-year terms). Our 2,377 base stations and other network equipment were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. in PR/SC has one administrative building (approximately 5,272 square meters) and leases two administrative facilities (approximately 3,092 square meters), one kiosk and 36 retail stores.

As of December 31, 2010, Vivo S.A. in the Midwest region (“CO”) had 26 cellular switches and other equipment installed in nine owned spaces. In CO, Vivo S.A. leases most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 2,515 base stations and other network equipments were installed in cell sites, administrative buildings, administrative facilities and warehouses. Also in this region, Vivo S.A. owns nine administrative buildings (approximately 10,054 square meters), and leases three administrative facilities (approximately 470 square meters) and 39 retail stores.

As of December 31, 2010, Vivo S.A. in the northern region had 20 cellular switches and other equipment installed in 15 owned spaces and one leased space. Vivo S.A. leases in this region most of the sites in which its cellular telecommunications network equipment is installed. The average term of these leases is five years. Its 1,234 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, Vivo S.A. leases six administrative facilities (approximately 5,265 square meters), and 20 retail stores.

As of December 31, 2010, Vivo S.A. in the states of Bahia and Sergipe had 10 cellular switches and other equipment installed in two owned spaces and three shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Their 1,309 base stations were installed in cell sites, administrative buildings, administrative facilities and warehouses. In addition, Vivo S.A. owns one administrative building (approximately 19,455 square meters ) and lease one administrative facility (approximately 417 square meters) and 21 retail stores throughout this region.

As of December 31, 2010, Vivo S.A. in the states of Rio de Janeiro and Espirito Santo had 22 cellular switches and other equipment installed in four owned spaces, two shared spaces and one leased space. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 3,538 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they have their own administrative buildings (approximately 2,500 square meters) and 1 retail store, and also lease one administrative building (approximately 42,398 square meters), 2 kiosks and 45 retail stores throughout this Region.

As of December 31, 2010, Vivo S.A. in the state of Rio Grande do Sul had 13 cellular switches and other equipment installed in three owned spaces, two leased spaces and nine shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,546 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease one administrative building (approximately 4,239 square meters), five kiosks and 28 retail stores throughout this Region. As of December 31, 2010, Vivo S.A. in the northeast region had two cellular switches and other equipment installed in two shared spaces. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is ten years. Our 2,578 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease six administrative facilities (approximately 6,808 square meters), and seven retail stores throughout this Region.

As of December 31, 2010, Vivo  in the state of  Minas Gerais had 18 cellular switches and other equipment installed in four owned spaces,  four leased spaces and one shared space. Vivo S.A. leases most of the sites where their cellular telecommunications network equipment is installed. The average term of these leases is five years. Our 2,452 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, they lease two administrative building (approximately 11,687 square meters) and 26 retail stores throughout this Region.

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

Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”); and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”). After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS as regards the preparation of consolidated financial statements. The comparative figures with respect of 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 3 to our consolidated financial statements included elsewhere in this annual report.

Overview

Our results of operations are principally affected by the following key factors.

Brazilian Political and Economic Environment

The Brazilian economy has experienced different rates of growth this decade. According to the IBGE which uses a new methodology of national accounting, Brazil’s GDP expanded around 7.5% in 2010, against a retraction of 3.7% in 2009.  The average growth of the GDP for the last decade was 3.7% per year.

Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered an increase of 5.8% in 2010.  Accordingly, growth in consumer prices was higher than the inflation target established by the Central Bank of 4.5%. In 2008 and 2009, the increase of IPCA was 5.9% and 4.3%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale, retail and home-building prices, increased 9.1% and decreased 1.4% in 2008 and 2009, respectively. In 2010, the IGP-DI increased 11.30%, the highest rate since 2004.

As a result of the acceleration of inflation and of the economic activity, the Central Bank increased the basic interest rate during 2010. As a result, the Selic rate increased to 10.75% by the end of 2010, against 8.75% per year by the end of 2009.

Brazil ended 2010 with a trade balance surplus of US$20.3 billion, compared to a surplus of US$25.3 billion in 2009. Exports increased by 32% to US$201.9 billion, and imports increased 42.3% to US$181.6 billion. Financial inflows into the country increased, with foreign direct investments of US$48.5 billion compared to US$25.9 billion in 2009. Portfolio investments increased by US$51,1 billion in 2010, in comparison to the increase of US$46.7 billion in 2009. The positive performance of external accounts allowed international reserves to increase by US$49.5 billion to the record level of US$288.6 billion.

The improvement in domestic economic data, such as inflation, external accounts, and interest rates, along with increased liquidity in the international capital markets led to a decrease in country risk in 2010. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, decreased to 178 basis points by the end of 2010 from 205 basis points at the end of 2009.

As a result, the real appreciated against the U.S. dollar by 4.0% in 2010. The exchange rate on December 31, 2010 was R$1.67/U.S.$1.00, from R$1.74/U.S.$1.00 on December 31, 2009. The real appreciation was also related to the devaluation of the U.S. dollar against other currencies.

Our business is directly affected by trends in the international economy and the Brazilian economy. If the Brazilian economy enters a period of continued recession, then demand for telecommunications services is likely to decline. Similarly, depreciation of the Brazilian real against the U.S. dollar may  reduce the purchasing power of Brazilian consumers and, as a consequence, negatively affect the ability of our customers to pay for our telecommunications services.

Impact of Inflation on Our Results of Operations

Prior to 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the General Price Index (IGP-DI).

Starting in 2006, telephone fees were indexed to the IST, which is a basket of national indexes that reflect the telecommunications sector’s operating costs. Such indexing will thus reduce inconsistencies between revenues and costs in our industry and therefore reduce the adverse effects of inflation on our business. The IST for the last 12 months is 5.4% according to the last data published by ANATEL with reference to November 2010.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA  and the IST) for the years ended December 31, 2005 through 2010:

	Inflation Rate (%) as Measured by IGP-DI (1)	Inflation Rate (%) as Measured by IPCA (2)	Inflation Rate (%) as Measured by IST (3)
December 31, 2010	11.30	5.9	5.6
December 31, 2009	(1.4)	4.3	2.1
December 31, 2008	9.1	5.9	6.6
December 31, 2007	7.9	4.5	3.2
December 31, 2006	3.8	3.1	3.2
December 31, 2005	1.2	5.7	-

(1)   Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)   Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística.

(3)   Source: IST, as published by the Agência Nacional de Telecomunicações.

Critical Accounting Policies

In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our financial position and results of operations reported under IFRS are described in Note 2 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•         goodwill impairment;

•         revenue recognition;

•         depreciation of property, plant and equipment;

•         impairment of long-lived assets, excluding goodwill;

•         provisions for contingencies;

•         deferred income taxes;

•         financial instruments; and

•         pension and other post-retirement plans.

Goodwill impairment

In compliance with IAS 36, goodwill is reviewed for annual impairment (as of December 31) and when the circumstances indicate that the carrying value may be impaired. When the recoverable amount is lower than its book value, impairment is recognized. The amount of goodwill impairment, if any, is measured based on projections of our future operating cash flows. A determination of the fair value and the discounted future operating cash flows of our cellular business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues, expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic conditions, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity

Revenue recognition

Under IFRS, we recognize revenues as the services are provided. Under IFRS, sales of wireless devices to dealers are recognized when the respective wireless device is activated by the end user. Prepaid service revenue is initially deferred and recognized based on subscriber airtime usage. The subsidiary account separately for free minutes given in connection with the sale of handsets. Therefore, we segregate free minutes given in connection with sales of wireless devices and recharges on prepaid phone plans. These minutes are recognized as used based on their respective estimated fair values.

We consider revenue recognition to be a critical accounting policy because of the estimation required in order to allocate consideration to various elements based upon relative fair value for certain transactions. We have to make estimates of the fair value of the different components of our multiple-element revenue arrangements in order to properly allocate the proceeds of each element. Actual values may differ from estimates, resulting in different allocations in the future, which could negatively impact our results.

Depreciation and amortization

Depreciation on property, plant and equipment and amortization of certain intangible assets are calculated on a straight-line method over the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry and technological trends. Determination of estimated useful lives of property, plant and equipment and finite-lived intangibles involves significant judgment and includes considerations of, among other issues, our expected usage of the asset and technical improvements that might require us to replace certain assets before the end of their estimated useful lives. A change in the estimate may cause us to accelerate depreciation and amortization or may require an impairment of the asset.

Impairment of long-lived assets, excluding goodwill

Under IFRS rules, the Company should assess, at least annually, if there is any indication that an asset may be impaired. If an indication exists, the Compay estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

A determination of the asset’s recoverable amount requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic conditions, industry trends, interest rates assumptions of marketplace participants about the best use of the asset and other changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment on our non-financial assets, which could significantly decrease our results of operations and shareholders’ equity.

Provision for claims and litigation

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice. The required reserves may change in the future due to new developments in each matter or changes in our approach in dealing with these matters, such as a change in settlement strategy. Future possible changes in the recorded reserve amounts could significantly impact our results of operations in the period that such changes are recorded.

Deferred income taxes

We compute and pay income taxes based on results of operations under corporate Law No. 6,404/1976, adjusted by the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009 and the regulations from the Federal tax authority. Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The amount of deferred tax assets that we are allowed to recognize is limited to that which is more likely  to be realized, based on projected future taxable income, the expected timing of the reversals of existing taxable  temporary differences and tax planning strategies that may be available to us. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in assumptions and estimates with respect to our expected future taxable income could result in the write-off of our deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or there if is any change in our future projections, we could be required to write-off a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Financial instruments

With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Pension and other post-retirement plans

The Company and subsidiary sponsor post-employment pension and health insurance funds, as well as other post-employment benefits for their employees. Contributions are based on actuarial calculations determined and recorded on an accrual basis. The benefit plans are actuarially evaluated at the end of each reporting period to confirm if the contribution levels have been sufficient to establish the necessary reserve for both current and future commitments. The Company and subsidiary operate definite-benefit pension plans, which require that contributions be made to funds managed separately, as well as defined-contribution pension plans. In compliance with IAS 19, actuarial gains and losses from defined-benefit plans are fully recognized in the year they occur in other comprehensive income. Such actuarial gains and losses are immediately recognized in retained earnings after introduction or change in the post-benefit plan  and are not reclassified to profit or loss in future years.

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. If a significant change in the facts and circumstances that serve as the basis for the estimates and assumptions made by management occurs, it could materially affect the results and financial position of the Company and subsidiary.

A.    Operating Results

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

Finally, to further simplify our corporate structure, at a Special Shareholders’ Meeting held on June 1, 2010, the merger of Telemig Celular into Vivo Participações (as opposed to the merger of shares) and the subsequent termination of Telemig Celular was approved, the appraisal and prior approval of which was submitted to ANATEL. ANATEL approved the actual merger of Telemig Celular into Vivo Participações on March 11, 2010. At a Special Shareholders’ Meeting held on November 30, 2009, the inclusion into the corporate purpose of the Bylaws of the Company of the activity of providing cellular mobile telephone service was approved in order to enable this merger of Telemig Celular into Vivo. As a result of such merger, Vivo S.A. became the sole direct wholly-owned subsidiary of Vivo Participações.

Results of Operations for 2010 and 2009

The following table sets forth certain components of our results for the periods presented.

Statement of Operations

	Year ended December 31,		Percent change
	2010	2009	2010-2009
	(in millions of reais)
Net operating revenue	18,105.9	16,637.1	8.8
Cost of services and goods	(9,061.5)	(9,071.0)	(0.1)
Gross profit	9,044.4	7,566.1	19.5
Operating expenses:
Selling	(4,800.7)	(4,380.4)	9.6
General and administrative	(1,334.8)	(1,290.8)	3.4
Other operating revenues, net	141.5	100.7	40.5
Total operating expenses, net	(5,994.0)	(5,570.5)	7.6
Operating income before financial expense, net	3,050.4	1,995.6	52.9
Net financial expenses	(333.2)	(527.1)	(36.8)
Net income before income and social contribution taxes	2,717.2	1,468.5	85
Income and social contribution taxes	(823.4)	(590.4)	39.5
Net income	1,893.8	878.1	115.7
Net income attributable to:
Shareholders of company	1,893.8	850.7	122.6
Non-controlling interests	-	27.4	100
Net income for year	1,893.8	878.1	115.7

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

The composition of our operating revenues has been affected by the shift in the composition of customers to prepaid services (which generate usage charges and interconnection charges but do not generate monthly fee, and which have attracted lower income customers to our services), by our strategic focus on profitability and by our selective customer growth.

Vivo’s net additions (number of new customers less churn) generated a 28.6% increase in the number of contract customers to 12.6 million in 2010, from 9.8 million in 2009. The 2009 figure represented a 14.0% increase from 8.6 million in 2008. Similarly, net additions generated a 13.6% increase in the number of prepaid customers to 47.7 million in 2010, from 42.0 million in 2009. The 2009 figure represented a 20.1% increase from 36.4 million in 2008.

ANATEL authorizes cellular operators to increase tariffs based upon the prior twelve-month period’s cumulative inflation, measured by the IGP-DI variation from February to January of each year. Accordingly, changes in our revenues from year to year include the effects of tariff increases which were approximately 2.0% in 2010 and 2.1% in 2008 determined on a weighted average basis. There were no tariff increases for 2009.

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

The following table sets forth the components of our net operating revenues for the periods presented.

	Year ended December 31,		Percent change
	2010	2009	2010-2009
	(in millions of reais)
Usage, additional call and monthly subscription charges	11,433.0	10,705.2	6.8
Interconnection charges	2,762.0	2,748.3	0.5
Sales of wireless devices and accessories	6,354.7	6,370.4	(0.2)
Data and value-added services	4,943.1	3,003.2	64.6
Other services	224.0	240.7	(6.9)
Gross operating revenue	25,716.8	23,067.8	11.5
Value-added and other indirect taxes	(5,442.3)	(4,560.1)	19.3
Discounts granted and return of goods	(2,168.6)	(1,870.6)	15.9
Net operating revenues	18,105.9	16,637.1	8.8

Net operating revenues increased by 8.8% to R$18,105.9 million in 2010 from R$16,637.1 million in 2009. The increase in 2010 reflects mainly an increase in revenues related to data and value-added services, to Internet 3G access, and to additional call charges and monthly fees. The following is a description of the factors responsible for the changes in revenues from our various categories of services.

Usage, additional call and monthly fee. Revenues from usage charges increased by 6.8% to R$11,433.0 million in 2010 from R$10,705.8 million in 2009. The increase in usage, additional calls and monthly fees in 2010 reflects mainly the increase of 15.1% in our customer base to 60.3 million, an improvement in our client base mix and an increase in the usage of our services by our pre-paid client base by means of a higher recharging volume.

Interconnection charges. Revenues from interconnection charges increased by 0.5% to R$2,762.0 million in 2010, from R$2,748.3 million in 2009. The increase in interconnection charges in 2010 was principally due to an increase in mobile-to-mobile calls.

Sales of wireless devices and accessories. Revenues from sales of wireless devices and accessories decreased by 0.2% to R$6,354.7 million in 2010 from R$6,370.4 million in 2009. The decrease in 2010 was mainly due to an increased activity in sales of Sim Cards and wireless handsets with GSM technology which have a lower average retail price.

Revenues from sales of wireless devices and accessories are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of wireless device sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of wireless devices for post-paid customers. The subsidy strategy resulted in a gross loss (calculated as the difference of net operating revenues from sales minus the cost of goods sold) for Vivo of R$477.2 million and R$779.9 million in 2010 and 2009, respectively.

Date and value-added services and other services.  Revenues from data and value-added services and other services increased by 59.2% to R$5,167.0  million in 2010 from R$3,243.9 million in 2009. The increase was principally due to an increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless Internet services and other value-added services.

Value-added and other indirect taxes. Value-added and other indirect taxes increased by 19.3% to R$5,442.3 million in 2010 from R$4,560.1 million in 2009. The increase in 2010 was mainly due to an increase in gross operating revenue, particularly in revenue from data and value-added services, usage charges and other services. The effective rate of taxes on gross operating revenues varies depending on the composition of our revenues, since the interconnection charges are not subject to ICMS. Accordingly, value-added taxes and other indirect taxes corresponded to 21.3% and 19.8% of our gross operating revenues in 2010 and 2009, respectively.

Discounts and return of goods sold. Discounts and returns increased by 15.9% to R$2,168.6 million in 2010 from R$1,870.6 million in 2009. Discounts and returns corresponded to 8.4% and 8.1% of our gross operating revenues in 2010 and 2009, respectively. The increase in 2010 reflects the increase in the underlying revenues from sales and services that drove the discounts granted to our clients during 2010.

Cost of Services and Goods

The following table sets forth the components of our costs of services and goods sold for 2010 and 2009, as well as the percentage change from the previous year.

	Year ended December 31,		Percent change
	2010	2009	2010-2009
	(in millions of reais)
Cost of goods sold	(1,649.3)	(2,001.8)	(17.6)
Depreciation and amortization	(1,948.2)	(2,282.9)	(14.7)
Supplies, outside services other	(776.5)	(614.0)	26.5
Interconnection charges	(2,621.7)	(2,389.0)	9.7
Rent, insurance, condominium fees, and leased lines	(738.7)	(655.7)	12.7
Personnel	(175.5)	(141.4)	24.1
Taxes	(1,151.6)	(986.2)	16.8
Cost of services and goods	(9,061.5)	(9,071.0)	(0.1)

Cost of services and goods decreased by 0.1% to R$9,061.5 million in 2010 from R$9,071.0 million in 2009. The decrease in 2010 reflects the decrease in cost of goods and depreciation and amortization, partially offset by an increase in interconnection charges and taxes. Gross margin (gross profit as a percent of net revenues) corresponded to 50.0% and  45.5% in 2010 and 2009, respectively.

Cost of goods sold. Cost of wireless devices and accessories decreased by 17.6% to R$1,649.3 million in 2010, from R$2,001.8 million in 2009. The decrease in 2010 reflects the increase in sales of wireless handsets with GSM technology (as compared to other technologies), which have a lower average cost and sales of Sim Cards.

Depreciation and amortization. Depreciation and amortization expenses decreased by 14.7% to R$1,948.2 million in 2010, from R$2,282.9 million in 2009. The decrease in 2010 was mainly due to the accelerated depreciation of CDMA technologies commencing in 2009 and concluding in June 2010.

Supplies, outside services and other. Cost of materials and third-party services increased by 26.5% to R$776.5 million in 2010, from R$614.0 million in 2009. The increase in 2010 reflects reflects an increase in outsourced services, mainly in plant maintenance and other costs.

Interconnection charges. Interconnection charges increased by 9.7% to R$2,621.7 million in 2010, from R$2,389.0 million in 2009. The increase in 2010 reflects an increase in our customer base and in outgoing off-net call traffic.

Rent, insurance, condominium fees, and leased lines. Rent, insurance, condominium fees, and leased lines  increased by 12.7% to R$738.7 million in 2010, from R$655.7 million in 2009. The increase in 2010 was mainly due to an increase in lease payments for shared retail space, an increase in 3G coverage and increased utilization of the circuits.

Personnel. Personnel expenses increased by 24.1% to R$175.5 million in 2010, from R$141.4 million in 2009. The increase in 2010 reflects an increase in salaries under the terms of our collective agreement currently in force, which we renegotiate annually, that caused an average wage increase of approximately 5.4% and an increase of approximately 6.7% in benefits, and an increase in training program costs.

Taxes. Taxes increased by 16.8% to R$1,151.6 million in 2010, from R$986.2 million in 2009. The increase in 2010 was primarily attributable to an increase in the Contribution to the Fund for Telecommunications Regulation—”FISTEL” (Fundo de Fiscalização das Telecomunicações), due to the growth in the number of new subscribers.

Operating Expenses

The following table sets forth the components of our operating expenses for each of the years ended December 31, 2010 and 2009, as well as the percentage change from the prior year.

	Year ended December 31,		Percent change
	2010	2009	2010-2009
	(in millions of reais)
Selling expenses	(4,800.7)	(4,380.4)	9.6
General and administrative expenses	(1,334.8)	(1,290.8)	3.4
Other net operating income	141.5	100.7	40.5
Total	(5,994.0)	(5,570.5)	7.6

Vivo’s operating expenses increased by 7.6% to R$5,994.0 million in 2010, from R$5,570.5 million in 2009. The increase in 2010 reflects mainly an increase in selling expenses and other net operating expenses.

Selling expenses. Selling expenses increased by 9.6% to R$4,800.7 million in 2010, from R$4,380.4 million in 2009. The selling expenses increase in 2010 reflects an increase in third-party costs, mainly costs related to commissions, advertising and publicity. The increase was partially offset by a reduction in the provision for doubtful accounts by 20.5% to R$169.6 million in 2010 from R$213.2 million in 2009 and a decrease in the expenses related to outsourced personnel due to increased hiring of sales personnel to work in our stores in a process that was initiated in September 2009 and ended in June 2010. Allowance for doubtful accounts were 0.6%, and 0.9% of gross revenues for 2010 and 2009, respectively.

General and administrative expenses. General and administrative expenses increased by 3.4% to R$1,334.8 million in 2010, from R$1,290.8 million in 2009. The increase in 2010 reflects an increase in third-party costs, mainly in banking services and other expenses, offset by a reduction in depreciation and amortization.

Other net operating income. The net amount of other operating income increased by 40.5% to R$141.5 million of other revenues in 2010, from R$100.7 million of other revenues in 2009. The increase in 2010 reflects the increase in revenues from late fines, offset by the increase in expenses related to taxes and contributions, mainly PIS and COFINS.

Net Financial Expenses

The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the previous year, for each of the years ended December 31, 2010 and 2009.

	Year ended December 31,		Percent Change
	2010	2009	2010-2009
	(in millions of reais)
Financial income	252.7	199.8	26.5
Exchange gains	22.9	520.3	(95.6)
Losses on foreign currency derivative contracts	(69.2)	(453.8)	(84.8)
Financial expenses	(539.6)	(793.3)	(28.4)
Net financial expenses	(333.2)	(527.0)	(31.6)

Net financial expenses reflect, among other things, the net effect of interest income and expense, and the net effect of exchange rate fluctuation affecting our loans, financings and derivative operations]. See Note 29 to our financial statements.

Our net financial expenses decreased by 31.6% to R$333.2 million in 2010, from R$487.2 million in 2009. The decrease in 2010 was principally due to a lower debt level (R$3,913.9 million in 2010 and R$5,124.5 million in 2009) and cost of debt. The main factors contributing to this variation were mainly the payment of 3G licenses to ANATEL (fully repaid in October 2009) and the composition of our debt that is primarily supported by structured financings by public development banks. In contrast, we had an increase in financial income due to higher average cash invested (R$2,196.5 million in 2010 and R$1,349.1 million in 2009). The decrease in 2009 was mainly due to the extraordinary circumstances that occurred in 2009, such as the use of some of our cash for the acquisition of 3G licenses, thus resulting in less cash balance invested and the generation of lower financial revenues as well as the effect of lower indebtedness throughout year 2009, in addition to a lower effective interest rate in 2009 (9.88% in 2009).

As of December 31, 2010, all of our foreign exchange indebtedness of approximately R$652.6  million was covered by long positions under hedging agreements. Under those derivative agreements, our subsidiary’s foreign exchange-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. This resulted in a loss of R$130.2 million in 2010 in our foreign currency-denominated debt (compared to a gain of R$343.9 million in 2009), which was offset by losses in our currency and interest rate derivatives contracts of R$69.2 million in 2010 (compared to a loss of R$453.8 million in 2009).

Income and Social Contribution Taxes Income (Expense)

We recorded expenses from income and social contribution taxes in the amount of R$823.4 million in 2010, an increase of 39.5% from an expense of R$590.4 million in 2009 The increase in 2010 was due to higher income before income and social contribution taxes.

Profit for the year attributable to non-controlling interests

In 2010, there was no non-controlling interest recorded for Vivo  The non-controlling interest recorded for the year ended December 31, 2009 was in the amount of R$27.4 million and represented the non-controlling interest in Telemig for the months of January through July 2009.

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

B.    Liquidity and Capital Resources

Sources of Funds

Vivo generated cash flow from operations of R$4,461.4 million and R$4,041.5 million in 2010 and 2009, respectively, primarily as a result of our net income after adjusting for non-cash expenses such as depreciation and amortization. Our generated cash flow was used for investing activities that continued to be focused on the increase of coverage, and expansion of our network capacity and information technology, all with the aim of increasing our customer satisfaction and ensuring the high quality of our services.

Vivo used net cash for financing activities in the amount of R$2,016.5 million in 2010. Vivo repaid loans of R$1,738.2 million during 2010 and obtained new loans in the aggregate amount of R$528.0 million in that period, as well as received cash from the net settlements on derivatives contracts of R$40.4 million.

Vivo had R$3,198.3 million in long-term loans and financing as of December 31, 2010. Vivo’s R$715.6 million in short-term indebtedness as of December 31, 2010 consisted primarily of funding from financial institutions. As of December 31, 2010, Vivo had a working capital (current assets minus current liabilities) surplus of R$18.5 million compared to a working capital deficit of R$110.1 million as of December 31, 2009.

On May 1, 2005, Vivo issued debentures in the aggregate principal amount of R$1.0 billion in two series, both maturing in May 2015. The first series, in the aggregate amount of R$200.0 million, bears interest at 103.3% of the average daily interbank deposit rate for deposits of one day (DI—Depósitos Interfinanceiros de um dia, extragrupo), payable semiannually, and subject to renegotiation of terms (repactuação) in May 2009. The second series, in the aggregate amount of R$800.0 million, bears interest of 104.2% of the average daily interbank deposit rate, payable semiannually, and subject to renegotiation of terms in May 2010. The proceeds of the issuance of these debentures were used for the repayment of short-term debt.

In May 2009, Vivo renegotiated its first series debentures from the second issuance of the Company, as approved by the Board of Directors meeting on March 30, 2009. The new term of payment is 24 months starting from May 1, 2009, during which the conditions will remain the same. During this second period of effectiveness, the debentures bear interest of 120.00% of the average daily interbank deposit rate for deposits of one day (DI—Depósitos Interfinanceiros de um dia, extragrupo).

On May 3, 2010, Vivo renegotiated its second series debentures from the second issuance of the Company in accordance with all conditions approved by the Board of Directors meeting on May 29, 2010. The total amount renegotiated was R$340.2 million and the Company redeemed and canceled dissident debentures in the total amount of R$459,770. The new duration is 24 months starting from May 1, 2010, during which the conditions will remain the same. During this second period of effectiveness (until May 1, 2012), debentures of the Company shall bear interest of 106.00% of the average daily interbank deposit rate for deposits of one day (DI—Depósitos Interfinanceiros de um dia, extragrupo). The interest payments of the debentures will be made on May 2, 2011, November 1, 2011 and May 2, 2012.

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

In compliance with the terms of the personal mobile service providing agreement, resulting from public bid No. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by Telemig Celular in the scope of the Minas Comunica Program, through the use of resources from the Fund of Universalization of the Access to Telecommunication Services, or FUNDOMIC. According to the program, Telemig Celular will provide cellular phone coverage to 134 locations within the State of Minas Gerais (those with area codes No. 34, 35 and 38). In December 2007, as consideration from the certification obtained from the State Secretary of Economic Development from serving 15 locations, Telemig Celular issued 621 non convertible debentures from the first series of the first issuance in the total amount of R$6.2 million. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the third series of the first issue, valued at R$31.9 million, thus completing the program for providing service to 134 locations within the State of Minas Gerais. At December 31, 2010, the updated amounts of the first, second and third series of the debentures were R$7.4 million, R$20.4 million and R$35.7 million, respectively. The outstanding balance is adjusted to inflation according to the IPCA plus 0.5% per year.

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

On January 11, 2010, the second public offering by Vivo of plain and non-convertible debentures, unsecured, unregistered and in a single series was settled. The single par value of the debenture shall be R$210,000,000.00 on the issuance date.

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

Banco Itaú BBA S.A., in its capacity as lead arranger of the offering, carried out a bookbuilding procedure in order to determine, with interested investors, the demand for the debentures at different remuneration rates. Rescheduling of each series is provided for as follows: first series on October 15, 2012,  second series on October 15, 2013, and third series on October 15, 2014. The proceeds raised from the issuance of this offering were used for full payment of the debt related to the sixth issuance of commercial promissory notes of the Company and supplementing the working capital of the Company. The transaction costs in connection with this issuance in the amount of R$4.4 million were appropriated to a liabilities reduction account as costs to be incurred, and are recorded as financial expenses of the Company pursuant to the contractual terms of this issuance. The actual rate of this issuance, considering the transaction costs, is 112.13% of the CDI (see Note 31 of our financial statements). Tranches of the facility borrowed from Banco Nacional do Nordeste do Brasil (“BNB”) were released during fiscal year 2009 as follows: R$124.6 million in May 2009 and R$134.8 million in October 2009. With the tranche released in December 2008 in the amount of R$129.7million, the total came to R$389.0 million.

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

Date	Value Paid – in Reais (R$)
08/28/09	R$ 902,205,813.06
09/25/09	R$ 235,127,988.36
10/22/09	R$ 163,770,561.54
R$ 1,301,104,362.96

Uses of Funds

Our principal uses of funds are for capital expenditures, servicing our debt and payment of dividends and interest on shareholders’ equity. Our capital expenditures (including capitalized interest) amounted to R$2,489.1 million and R$2,329.5 million in 2010 and 2009, respectively. Payment of debt and derivative instruments consumed cash flows of R$1,626.8 million and R$4,291.4 million in 2010 and 2009, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$891.7 million and R$419.3 million in 2010 and  2009, respectively.

Capital Expenditures

The following table sets forth our total capital expenditures for the periods indicated:

	Year ended December 31,
Vivo	2010	2009
	(in millions of reais)
Switching equipment	205.1	237.6
Transmission equipment	1,472.9	1,243.8
Information technology	360.7	346.0
Others(1)	450.4	502.1
Total capital expenditures	2,489.1	2,329.5

(1)   Consisting primarily of wireless devices provided to customers for free in connection with signing new contracts, network construction, furniture and fixtures, office equipment and store layouts.

Our capital expenditures over the past two years related primarily to increasing our network capacity and coverage. The Company continued its projects for improvement and expansion of the capacity of services rendered, which provided support to increase the GSM and WCDMA (3G) network, expansion of transmission routes, system centralization and integration (billing, collection and CRM, including Minas Gerais systems and a new Data Center site acquisition), development of new services and opening and renovating points of sale and terminals for the corporate segment.

In the aggregate, R$2,481.1 million were invested during the year ended December 31, 2010, which included investment in the GSM/EDGE and WCDMA (3G) network. This amount represented 13.7% of our net operating revenues.

Our planned capital expenditures for 2011 include investments in GSM network capacity, expansion of WCDMA overlay, introduction of new products and services to maximize the use of cellular phones, expansion of our stores, the continued improvement of the quality of services provided to our customers and finalizing a new Data Center construction. The amount will be approved at the general shareholders meeting to be held April 2011. We intend to pay these expenditures with funds generated by our operations and our available borrowing capacity.

On January 2010, we obtained financing in the total amount of R$319.9 million with the Brazilian National Economic and Social Development Bank (BNDES) in connection with the Investment Sustainability Program (Programa de Sustentabilidade do Investimento - PSI). This new line is being used to finance the acquisition of new machinery and equipment from domestic manufactures, accredited by BNDES. As of December 31, 2010, R$171.7 million was released to Vivo.

Since this financing bears interest rates below the prevailing market rates (4.5% fixed per year), this transaction shall be registered under the rules of IAS 20 - Account for Government Grants. We apply the method of effective interest rate, set by the IAS 39 - Financial Instruments: Recognition and Measurement and in comparison with (i) the total value of debt calculated according to the interest rates established in the agreements, and (ii) the total value of debt calculated according to the interest rates practiced by the market (fair value), the subsidy granted by the BNDES, adjusted to present value, was R$33.9 million as of December 31, 2010.

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

In compliance with our by-laws, at a special board meeting held on February 9, 2010, our Board of Directors approved the payment of dividends in an aggregate amount of approximately R$818.9 million. These dividends were declared on the basis of the 2009 closing balance sheet to the holders of common and preferred shares. The dividends payable to holders of preferred shares and common shares are comprised of approximately (a) R$104.1 million in interest on shareholders equity, as approved at the Board of Directors meeting held on December 14, 2009 and as calculated in conformity with article 9 of Law 9249/95, which, net of withholding tax, is approximately R$88.5 million, and (b) dividends in the amount of approximately R$730.3 million, R$250.9 million for the common shares and R$479.4 million for the preferred shares. The above mentioned dividends was paid in two equal parts, on April 19, 2010 and October 25, 2010. These dividends are sufficient to meet the minimum dividend required by law and voting rights on the preferred shares will not be regained for 2010. Even if Vivo’s holders of preferred shares were to reacquire the voting rights at some time in the future, we would not expect these voting rights to affect voting control over Vivo because our controlling shareholders currently own more than 50% of our total voting capital.

In compliance with our by-laws, the Board of Directors meeting held on February 18, 2011 approved the payment of dividends in the approximate amount of R$2,290,8 million. Such dividends, declared on the basis of the 2010 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of  R$187.0 million, as approved at the Board of Directors meeting held on December 17, 2010,  and dividends in the amount of approximately R$2,103.8 million.

This amount results in an aggregate of interest on shareholders’ equity (Juros Sobre Capital Próprio or “JSCP”) plus net dividends of R$5.732990078 per common or preferred share.

See also “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends—Payment of Dividends.”

Debt

As of December 31, 2010, Vivo’s total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2010
(in millions of reais)
Financing from financial institutions	3,913.9
-
Total debt	3,913.9
Long-term debt(1)	3,198.3
Short-term debt	715.6

(1)   Excludes the short-term portion of long-term debt which are included in short-term debt.

As of December 31, 2010, Vivo’s total debt was R$3,913.9 billion, of which R$652.6 billion, or 17 % was denominated in foreign currencies and therefore exposed to currency fluctuations.

Of that amount, R$621.6 million was denominated in U.S. dollars (US$373.0 million), R$29.6 million was denominated in yen (¥1,441.7 million), and R$1.5 million was denominated in UMBNDES, which comprises a mix of different currencies.

On December 31, 2010, the Company and Vivo S.A. had  no  interest rate swap contracts in local currency (CDI), compared to none of such contracts as of December 31, 2009, and, also as of December 31, 2010, the Company and Vivo S.A.  had  no swaps indexed to the IGPM, as compared to R$110,000 as of December 31, 2009.

On October 15, 2009, we entered into a swap contract which was indexed to the IPCA for assets and to the CDI for liabilities in the notional amount of R$72,0 million, in order to cover the exposure of the third series of the fourth issuance of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

Vivo S.A. has indebtedness and financing with the National Economic and Social Development Bank (BNDES), which totaled R$1,282.5 million as of December 31, 2010.  Vivo S.A. also has indebtedness and financing with the Europe Bank of Investments, which totaled R$621.4 million as of December 31, 2010. In accordance with our contractual obligations, there are several economic and financial covenants and ratios that must be maintained annually. Some of the debt agreements of Vivo contain restrictive covenants. Financial ratios apply to some of our indebtedness and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt-to-capital ratios. As of December 31, 2010, Vivo met all relevant economic and financial covenants and ratios.

New Accounting Pronouncements

Recently Adopted Standards

The consolidated financial statements were prepared and are being presented in accordance with the IFRS.

We adopted IFRS for the first time in our consolidated financial statements for the fiscal year ended December 31, 2010, which includes the comparative financial statements for the fiscal year ended December 31, 2009.

IFRS 1 (First-time Adoption of International Financial Reporting Standards) requires an entity to develop its accounting policies based on the standards and related interpretations effective on the closing date of its first consolidated IFRS financial statements (December 31, 2010), at the date of transition to IFRS (January 1, 2009) and for the comparative period shown in the first IFRS financial statements (December 31, 2009).

We adopted all the standards, revisions of standards and interpretations issued by IASB effective as of December 31, 2010.

Recently Issued Standards

New IFRS standards and interpretations of the IFRIC (International Financial Reporting Interpretations Committee of the IASB):

Some new IASB accounting procedures and IFRIC interpretations have been published and/or revised, the adoption of which is optional or mandatory for the years beginning January 1, 2010. Management of the Company and its subsidiary has analyzed the impacts of these new pronouncements and interpretations and do not expect their adoption to cause a material impact on the yearly information of the Company and its subsidiary for the year of first-time application, as follows:

•         IAS 24 Disclosure Requirements for Government-Related Entities and Related Party Definition (Revised): Simplifies the disclosure requirements for government-related entities and defines related parties. This revised rule addresses aspects that, according to previous disclosure requirements and the prior definition of related party, were extremely complex and difficult to be applied in practice, particularly in environments where government control is pervasive, and now provides a partial exemption for government-related entities as well as a revised definition of a related party. This amendment was issued in November 2009, and became effective for fiscal years beginning in January 1, 2011. This amendment will have no impact on the consolidated financial statements of the Company.

•         IFRS 9 Financial Instruments – Classification and Measurement: IFRS 9 closes the first part of the project to replace “IAS 39 Financial Instruments: Recognition and Measurement” IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires that only one method be adopted for the determination of impairment losses. This standard will become effective for fiscal years beginning in January 1, 2013. Management is assessing the potential impact on the consolidated financial statements of the Company.

•         IFRIC 14 Prepayments of a Minimum Funding Requirement: This amendment only applies to situation where an entity is subject to minimum funding requirements and advances its contributions in order to meet such requirements. This amendment allows for the entity to account for the benefit of such prepayment as an asset. This amendment will become effective for fiscal years beginning in January 1, 2011. This amendment will have no impact on the consolidated financial statements of the Company.

•         IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments: IFRIC 19 was issued on November 2009 and became effective on July 1, 2010, and earlier application is permitted. This interpretation clarifies the requirements of IFRS standards when an entity renegotiates the terms and conditions of a financial liability with its creditor and the latter agrees to accept entity stock or other equity instruments to settle the financial liability in full or in part. The Company does not expect IFRIC 19 to have any impact on its consolidated financial statements.

•         Improvements to the IFRS: The IASB has issued improvements to the rules and amendments to the IFRS in May 2010, and the amendments will be effective as of January 1, 2011:

•         IFRS 3 – Business combinations.

•         IFRS 7 – Financial Instruments: Disclosures.

•         IAS 1 – Presentation of Financial Statements.

•          IFRIC 13 – Customer Loyalty Programs.

The Company does not expect the changes to have any impact on its consolidated financial statements.

Other rules and interpretations that have been issued but not adopted yet are not expected, based on Management’s opinion, to have a significant impact on the Company’s reported results or equity.

C.    Research and Development

Vivo maintains partnerships with the Universidade Federal do Rio Grande do Sul (UFRGS). Such partnerships permit Vivo to have laboratories at the universities, which conduct research and development of new technologies, and which support and push innovative processes. We also solidified a partnership at the end of 2004 with the Centro de Pesquisas e Desenvolvimento em Campinas—São Paulo (CPqD), to assess and study new technologies. We also rely on the research and development of our third-party suppliers.

D.    Trend Information

In 2011, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value-added services, targeted growth on average revenue per user, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products of high quality in order to meet our clients’ expectations.

E.    Off-balance sheet arrangements

As of December 31, 2010, there were no off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F.    Tabular disclosure of contractual obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years(3)
	(in millions of reais)
Contractual obligations:
Long-term debt(1)	3,913.9	715.6	2,541.8	538.5	118.0
Operating leases	6,659.7	703.1	1,419.3	1,360.5	3,176.8
Total contractual cash obligations(2)	10,573.6	1,418.7	3,961.1	1,899.0	3,294.8

(1)   Includes short-term portion of long-term debt. Short-term debts with no long-term portion are not included

(2)   Excludes pension fund obligations.

(3)  The commitments reported in the table above considers the projections of commitments that could be renewed for periods exceeding the contractual terms.

In addition, we have a rental commitment with Telecomunicações de São Paulo S.A., or Telesp, a related party, in an annual amount of R$174.1 million, including all costs related to the rental of certain facilities used in providing telecommunications services, such as electrical and air conditioning equipment.

Although the pension fund obligations are not included in the table above, we expect to make contributions of approximately R$127.2 million during each of the next 5 years.

Item 6.        Directors, Senior Management and Employees

A.    Directors and Senior Management

Our company is managed by a Board of Directors and a Board of Executive Officers. Our shareholders elect the members of the Board of Directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The board currently consists of nine members. The terms of the current members of the board of directors will expire in April 2012. The Board of Directors hold regular quarterly meetings and the chairman may call special meetings when necessary.

The following are the current members of our Board of Directors and their respective positions.

Name	Position	Date Elected
Luis Miguel Gilpérez López	Chairman	March 19, 2009
Félix Pablo Ivorra Cano	Director	March 19, 2009
Ignacio Aller Malo	Director	March 19, 2009
Rui Manuel de Medeiros D’Espiney Patrício	Director	March 19, 2009
José Guimaraes Monforte	Director	March 19, 2009
António Gonçalves de Oliveira	Director	March 19, 2009
Eduardo Fernando Caride	Director	September 27, 2010
Emilio Gayo Rodríguez	Director	September 27, 2010
Ignacio Cuesta Martin-Gil	Director	September 27, 2010

Set forth below are brief biographical descriptions of our directors.

Luis Miguel Gilpérez López, born on December 7, 1959, is Chairman of the Board of Vivo Participações S.A.. He was the CEO of the mobile division of Telefónica International from 2006 to October of 2010. Mr. López is currently a member of the Board of Directors of Telecomunicações de São Paulo –S.A. – Telesp, Telefónica Móviles Argentina S.A., Telefónica Móviles de Uruguay S.A., Telefónica Móviles Chile S.A., Telefónica Móviles Colombia S.A., Telefónica Móviles Peru S.A., Telefónica Móviles México S.A., Telefónica Móviles Guatemala S.A., Telefónica Móviles El Salvador S.A., Telefónica Celular Nicarágua S.A., Telefónica Móviles Panamá S.A. and Telcel C.A. He began working for the Telefónica group in 1981, having assumed growing responsibilities in areas including networks, infrastructure, product and services development and marketing. He has a degree in Industrial Engineering and a master’s degree in Business Administration.

Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Vivo Participações S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications assuming leadership roles and strategic positions in various companies of the group. Mr. Cano is currently an advisor to the Board of Directors of Telefónica Móviles Chile S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia—ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas—ICADE also in Madrid.

Ignacio Aller Malo, who was born on December 1, 1945, is a member of the Board of Directors of Telefónia Móviles Colombia, S.A. and Vivo Participações, S.A. Mr. Aller joined Telefónica in 1967 and has held several positions since then. He has a Master’s degree in Managment and Control of IT Projects from Instituto de Empresa de Madrid in Madrid, and a degree in Corporate Management Control from Escuela Superior de Administración de Empresas (ESASE) in Spain.

Rui Manuel de Medeiros D’Espiney Patrício, born on August 17, 1932, is a member of the Board of Directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Vivo Participações and Klabin S.A. Mr. Patrício was Minister for Foreign Affairs of Portugal from 1970 until 1974, Under-Secretary of State for Overseas Economic Development of Portugal from 1965 until 1970, Member of the Commission for Overseas Development Plan from 1963 until 1965, Economic Advisor of Sacor (Oil Company) from 1958 until 1964, and between 1958 and 1963 he was Assistant Professor at Lisbon University. Mr. Patrício has a degree in Law from the University of Lisbon—

1955, a postgraduate degree in Political Economics from University of Lisbon—1956 and Business Administration from Fundação Getúlio Vargas (São Paulo)—1975.

José Guimarães Monforte, born on July 6, 1947, is currently a member of the Board of Directors and Audit Committee of Vivo Participações S.A. since June of 2007. He is a partner at Pragma Patrimonio and a member of the Board of Directors of Natura Cosméticos. He also served as a board member in several advisory institutions and publicly held companies and as an executive in various banks and companies, such as BANESPA, Banco Merrill Lynch, Banco Citibank N.A., and was President of VBC Energia S/A. Jose Guimarães Monforte graduated with a degree in Economics from the University of Católica de Santos.

Antonio Gonçalves de Oliveira, born on May 4, 1944, is currently a member of the Board of Directors and Chairman of the Audit Committee of Vivo Participações S.A. since July 2005. He is also a member of the Fiscal Board of Klabin S.A He holds a degree in Social Sciences from the University of São Paulo, Brazil, and a master’s degree in Communication Sciences from the same university.

Eduardo Fernando Caride, born on April 5, 1956, is currently a member of the Board of Directors of Vivo since September 2010. Mr. Caride has been working for Telefónica group of companies for the last 20 years. He was designated to several senior positions in Argentina and Europe, mainly in Spain. Mr. Caride is currently the president of the Board of Directors of Telefónica Móviles Argentina S.A., member of the Board of Directors of Telefónica de Argentina S.A. and Telefónica Argentina Holding S.A. He holds a degree in business administration and accounting from University of Buenos Aires.

Emilio Gayo Rodríguez, born on June 6, 1965 is currently a member of the Board of Directors since September 2010. Since 2006 he is General Executive Officer of Mobile Operations. He is currently a member of the Board of Directors of Telefónica Móviles México S.A. Mr. Rodríguez holds a degree in Telecommunications Engineering from Universidad Politécnica de Madrid (E.T.S.I.T) and a master’s degree in business administration (MBA) from Universidad de Navarra, Barcelona.

Ignacio Cuesta Martin-Gil, born on September 19, 1962, is currently a member of the Board of Directors. Since 2009, Mr. Martin-Gil is a Deputy Director of Finance of Telefónica Internacional S.A., Advisor to the Board of Directors of Telefónica Larga Distância de Porto Rico S.A., and a substitute member of the Boards of Directors of Telefónica Del Perú S.A., Telefónica Móviles Perú S.A., Otecel S.A. and Telefónica Móviles México S.A.  He is a member of several specialist’s associations related to capital markets and accounting regulatory authorities in Spain. Mr. Martin-Gil holds a degree in Economics from Universidad de Alcalá de Henares de Madrid.

Board of Executive Officers

Our by-laws provide for a Board of Executive Officers with nine positions, each elected by the Board of Directors for a term of three years.  In the absence or temporary inability to perform his duties, the Chief Executive Officer will be replaced by the Executive Vice President of Finance, Planning and Control. In the case of a vacancy in any position on the Board of Executive Officers, the respective replacement shall be appointed by the Board of Directors; in case of any inability, the Chief Executive Officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the Board of Executive Officers. The Board of Directors may remove executive officers from office at any time.

The following are the current executive officers and their respective positions.

Name	Position	Date appointed
Roberto Oliveira de Lima	Chief Executive Officer and Executive Vice President of Coordination and Synergy (Interim)	October 02, 2009 / February 03, 2011
Cristiane Barretto Sales	Executive Vice President of Finance, Planning and Control and Investor Relations Officer	August 18, 2009
Paulo Cesar Pereira Teixeira	Executive Vice President of Operations	October 02, 2009
Hugo Mattos Janeba	Executive Vice President of Marketing and Innovation	October 02, 2009
Javier Rodríguez García	Vice President of Networks	October 02, 2009
Ercio Alberto Zilli	Vice President of Regulatory Matters	October 02, 2009
João José Gallego Moura	Vice President of Resources	January 04, 2010
Breno Rodrigo Pacheco de Oliveira	General Secretary and Executive Legal Officer	February 03, 2011

Set forth below are brief biographical descriptions of our executive officers.

Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer since July 1, 2005 of Vivo Participações S.A. and Vivo S.A. Mr Oliveira is also currently our Executive Vice President of Coordination and Synergy on an interim basis. Mr. Oliveira de Lima has also been a director of TBS Celular Participações Ltda., Ptelecom Brasil S.A. and Portelcom Participações S.A., since 2005. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getúlio Vargas, Brasil, and a master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

Cristiane Barretto Sales, born on October 15, 1968, is Executive Vice President of Finance, Planning and Control of Vivo Participações S.A., and Vivo S.A.; and also Investor Relations Officer of Vivo Participações S.A. and Chief Financial Officer of Portelcom Participações S.A. and Ptelecom Brasil S.A. She joined the group in 2000, and previously, was an Auditing and Consulting Manager with Arthur Andersen S/C for 10 years. Cristiane has a B.S. degree in Business Management from Salvador College (FACS), and an Executive MBA degree from Navarra University, in Barcelona. Mrs. Sales is a Brazilian citizen.

Paulo Cesar Pereira Teixeira, born on June 18, 1957, is the Executive Vice President of operations of Vivo Participações S.A. and Vivo S.A., and also an Officer at TBS Celular Participações Ltda.  He has been working for in the telecommunications sector for many years. In 1998 he was a Director of Telepar, Telesc and CTMR Celular S.A., companies of Telecomunicações Brasileiras S.A. Telebrás, and Vice President of Tele Celular Sul S.A. Mr. Teixeira was Director of telecommunications engineering of Mato Grosso do Sul S.A. Telems, a company of Telecomunicações Brasileiras S.A. Telebrás, from 1995 through 1998. During 1995, he was a Department Manager of investment management. In 1994 he was an Assistant to the Director of Engineering. From 1990 until 1994, Mr. Teixeira served as Divisional Manager of coordination and expansion of Telebrás Holdings. Mr. Teixeira was engineer in the areas of service development and investment control of Telebrás Holding from 1988 through 1990. From 1980 until 1987, Mr. Teixeira performed several different managerial duties at Companhia Riograndense de Telecomunicações S.A.—CRT and was also a member of the board of directors from 1985 to 1986. In 1987 and 1988, he held several different positions at Telebrás affiliates. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

Javier Rodríguez García, born on December 8, 1955, is the Vice President of Networks Vivo Participações S.A. and Vivo S.A., since April 2005. From 1986 until 1988, Mr. García worked at INDELEC—Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A. as the person responsible for the installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil .He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

Hugo Mattos Janeba, born on December 16, 1965, has been the Vice-President Executive of Marketing and Innovation of Vivo Participações S.A. and Vivo S.A. since June 25, 2008. He was the Image and Communications Officer of Vivo S.A. from October 2006 to June 2008 and of Telesp Celular S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A. and Global Telecom S.A. from February 2003 to October 2006, having launched the Vivo brand in April 2003. From November 1992 to October 1999, he held the position of Marketing Manager at PepsiCo/Elma Chips. He was Product Manager at Tambrands of Brazil from September 1991 to November 1992.  Mr. Janeba also held different positions at Colgate Palmolive from July 1986 to September 1991. Mr. Janeba has a bachelors’ degree in Industrial Design from Universidade Mackenzie, São Paulo, Brazil, and also holds an MBA from the Business School of São Paulo, Brazil/Toronto University, Canada. He holds a specialization in Branding from Kellog School of Management at Northwestern University in the United States.

Ercio Alberto Zilli, born in August 30, 1953, serves as the Vice President of Regulation of Vivo Participações S.A. and Vivo S.A. He is a member of the Executive Board of Acel and was a Director of Regulation of Telemar Oi from August 1998 to June 2006 and was a Special Advisor of the Minister of Communications from March 1995 to July 1998. He had different functions in Telebrás (first engineer, then manager of division, advisor to the Board of Directors, head of department and assistant to the Vice-President of engineering, supplier relations and business planning and control) from May 1977 to February 1995. He was an Engineer for NEC in Brazil from February 1975 until May 1977 and a Technical Assistant in Dentel - National Department of Telecommunications from January 1974 to January 1975. Mr. Zilli holds a degree in Electronic Engineering from the University of Brasilia, Brazil (1974) and has completed courses for extension and improvement in technical areas in UnB, Unicamp, FGV, and in Management in Canada (at the Telecommunications Executive Management Institute of Canada).

João José Gallego Moura born on December 5, 1950, serves as Vice President of Resources of Vivo Participações S.A. and of Vivo S.A. He was General Director of Resources from 2007 to 2009, Purchase Director from 2003 to 2007, Director of Interconnection and Roaming, Director of Area Cellular Appliances and Purchase Director, Equity and Logistics, positions occupied sequentially in Telesp Celular from 2000 to 2002.  He was Director of the Candidature Project for Portugal Telecom International and the license of Telefonia GSM in Tunisia in 2000.  He was Superintendent Director of MOBITEL Telecomunicações S.A. from 1996 to 2000.  He was President of the Association of the paging service sector.  He was President of paging operator CONTACTEL of Grupo Portugal Telecom in Portugal, from 1992 to 1996.  He was a Member of the Board of Directors to MENSTEL, a company involved with paging and the network of mobile communications of Telefónica in Spain, from 1994 to 1996.  He was CEO of Partex –  main branch of Macau (China), from 1989 to 1992, an organizational consulting company involved with project management of large undertakings (Nova Ponte e Aeroporto de Macau); Director of Industrial Engineering Operations, from 1981 to 1989, of Partex – Companhia Portuguese de Serviços, in Portugal; Member of the Board of Ruling and Inspections of the Petrogal/Partex Partnership in 1988 and 1989 (in accumulation); Executive Board Member of UNIMEC – United Maintenance and Erection Contractors, ACE (director appointed pursuant to the bylaws), between 1982 and 1986 (in accumulation); Advisor to the Calouste Gulbenkian Fund, petroleum sector, in 1979 to 1980 (in accumulation); Member of the Directors of Welding and Quality (Portugal) from 1977 to 1980 and Chief of Inspection from 1974 to 1976.  Mr. Moura is a licensed engineer by IST (Instituto Superior Técnico) of Lisbon, with a Masters degree from Paris (ESSA – Diplóme d` État) and a degree in Business Administration from OCU – Oklahoma City University (Hong Kong).

Breno Rodrigo Pacheco de Oliveira born on July 20, 1975. He is the General Secretary and Executive Legal Officer of Vivo S.A. and Vivo Participações S.A. since February 2011. He has already been acting as General Secretary and Executive Legal Officer of Vivo S.A. and Vivo Participações S.A. from April 2005 to February 2011. Mr. Pacheco de Oliveira joined the group in 2000 and he previously worked as Tax Consultant at Coopers & Lybrand, Biedermann, Bordasch e Arthur Andersen Consultores. He holds a degree in Law from the University of Vale dos Sinos – UNISINOS.

Fiscal Board

In accordance with Brazilian Corporate Law, we chose to establish a permanent Fiscal Board (Conselho Fiscal) that is composed of three to five members elected at the General Shareholders Meeting. The Fiscal Board  operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. Our fiscal board  consists of three members and three alternates and meets quarterly.  Our Fiscal Board is elected annually at the annual general shareholders meeting.

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

Listed below are the current members of our Fiscal Board and their respective positions:

Name	Position	Date Appointed
Paula Bragança França Mansur(2)	Chairwoman	April 16, 2010
Peter Edward M.R. Wilson(1)	Member	April 16, 2010
Juarez Rosa da Silva(2)	Member	January 20, 2011
Claudio José Carvalho de Andrade(1)	Alternate	April 16, 2010
Ademir José Mallmann(2)	Alternate	April 16, 2010
Herio Paulo S. Andriola(2)	Alternate	January 20, 2011

(1)   Appointed by our preferred shareholders.

(2)   Appointed by our controlling shareholder.

B.    Compensation

For the year ended December 31, 2010, we paid our directors and executive officers, and the directors and executive officers of our subsidiary, as compensation an aggregate amount of R$19.2 million. Furthermore, the members of our Board of Executive Officers are eligible to participate in the same complimentary retirement pension plan available to our employees.

C.    Board Practices

For more detailed information, see “—A. Directors and Senior Management—Board of Executive Officers,” and “—Directors and Senior Management—Fiscal Board”, above, and “Item 16G.—Corporate Governance—Committees”.

There are no service contracts between us or our subsidiary and any of our directors providing for benefits upon termination of employment.

D.    Employees

On December 31, 2010, we had 13.419 full-time employees.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,
	2010	2009	2008
Total number of employees (including trainees)	13,419	10,598	8,386
Number by category of activity:
Technical and operations area	2,294	2,333	2,350
Sales and marketing	8,288	5,214	2,773
Finance and administrative support	1,650	1,748	1,689
Customer service	1,187	1,303	1,574

Employees are represented by unions of workers in telecommunications companies of their states. We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include an average wage increase of approximately 5.4% and an increase of around 6.7% in benefits.

Our management considers the relations between our workforce and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force will expire on October 31, 2011. The new agreements being negotiated will be similar to those that will expire.

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

We maintained the plans TCPPREV, TCOPREV, VISÃO CELULAR and CELPREV Telemig Celular, new private pension plans for our employees. Unlike SISTEL’s defined benefits plan, the plans TCPPREV, Visão Celular and CELPREV Telemig Celular call for defined contributions by our operating subsidiaries, as sponsors, and by our employees, as participants. TCOPREV is a variable contribution plan.

On February 2, 2007, after approval of the board of directors of Vivo, the SPC (Secretariat for Pension Funds), an agency of the Ministry of Social Welfare, approved the transfer the following plans from Fundação SISTEL de Seguridade Social to the institution Visão Prev Sociedade de Previdência Complementar (VISÃO PREV): PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT. These eleven plans were transferred gradually to VISÃO PREV from July 31, 2007 until December 31st, 2007.

The management of the previous PBS-A and PAMA plans remains under the direction of SISTEL. The PBS-A plan is a defined benefit plan dedicated to retired participants until January 31, 2000, and the PAMA plan is a multi- sponsor health care plan dedicated to the retired participants from PBS plans.

On August 21, 2007, after approval of the board of directors of Vivo, the SPC (Secretariat for Pension Funds), approved the new private pension plan VIVOPREV, a defined contribution plan already managed by VISÃO PREV.  From March 1, 2008 to May 31,2008, and from July 1, 2009 to September 30, 2009, the participants of the plans PBS Telesp Celular, TCPPREV, PBS Tele Centro Oeste Celular, TCOPREV, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT  had the possibility to migrate to the new VIVOPREV plan.

On December 15, 2010, we filed with PREVIC (National Superintendency of Pension Funds), an agency of the Ministry of Social Welfare that replaced the old SPC, the request for transfering the management plans PBS Telemig and CELPREVTelemig Celular from Fundação SISTEL de Seguridade Social to the institution Visão Prev Sociedade de Previdência Complementar (VISÃO PREV). With this action we will focus in one entity the administration of pension plans sponsored by the companies Vivo SA and Vivo Participacoes S.A.

Also in December 2010, we approved the accession of Vivo Participações S.A. as a sponsor of the plan VIVOPREV, thus far funded only by the company Vivo S.A., so that all employees of both companies may also join the new plan pension.

E.    Share Ownership

As of December 31, 2010, each of the members of the Board of Directors and the Board of Executive Officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

Item 7.        Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth the principal holders of common and preferred shares and their respective shares as of December 31, 2010:

Name	Number of common shares owned	Percentage of outstanding common shares	Number of preferred shares owned	Percentage of outstanding preferred shares
Telefónica S.A.	52,731,031	38.4	91,087,513	34.6
Portelcom Partic. S.A.(1)	52,116,302	38.0	24,669,191	9.4
TBS Celular Partic Ltda.(1)	17,204,638	12.5	291,449	0.1
All directors and executive officers as a group	5	(2)	322	(2)

(1)   Subsidiary of Telefónica

(2)   Less than 1% of aggregate.

Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4.A.— Information on the Company—Our History and Development” and “Item 4.C.—Information on the Company—Organizational Structure.”

We are not aware of any other shareholder owning more than 5.0% of the common shares.

Telefónica S.A. does not have different voting rights, but as a result of owning more than 50.0% of our common shares, it has the ability to control the election of our Board of Directors and the direction of our future operations.

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

•         Roaming: Some international roaming services are provided by Several Companies related to the Telefonica Group in the Company’s network.

•         Corporate services: These are passed on to the subsidiary at the cost incurred for these services.

•         Call-center services: Provided by Atento Brasil S.A. and Mobitel S.A.—Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months and renewable for the same period.

•         Systems development and maintenance services: Provided by Telefônica Pesquisa e Desenvolvimento do Brasil Ltda.

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

Civil

Consumer’s rights

We are a party to several law suits brought against us by individual consumers or civil associations representing consumers’ rights that allege our failing to properly provide our products and services. None of these lawsuits are individually material. Based on the opinion of our counsel, we believe that probable losses with respect to these claims total approximately R$120.1 million, an amount for which we have made provisions, and that possible losses with respect to these claims total approximately R$461.6 million.

We are a party to several civil claims and we have made provisions for these claims sufficient to meet probable losses. We believe that probable losses with respect to these civil claims total approximately R$19.8 million, an increase of R$15.1 million in 2010 from the previous year.

ANATEL

We are also part of several administrative and legal actions brought by ANATEL that allege non-compliance with regulatory requirements related to SMP service, in the total amount of approximately R$16 million, including Vivo S.A and us. Based on the opinion of our counsel, we believe that the likelihood of unfavorable outcomes with respect to these claims is probable.

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

Tax Credits

Vivo and other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed on December 16, 1999 against new holding companies, including Vivo and TCO, seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe, based on the opinion of outside counsel, that an unfavorable outcome with respect to this claim is possible, in which case, we would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

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

The State Court of Appeal of Rio Grande do Sul has taken a position favorable to the plaintiffs regarding the Companhia Rio-Grandense de Telecomunicações (Brasil Telecom S.A), thus explaining the abundance of lawsuits against this company. Recently, it was reported that Companhia Rio-Grandense de Telecomunicações was ordered by the court to pay more than R$3.5 billion in connection with these lawsuits.

As regards Celular CRT, a previous subsidiary of ours, only in approximately 45 lawsuits was Celular CRT was ordered to pay the subscribers. We have proved, among other arguments, that the lawsuit against us is improper on the grounds that liability for any claims arising out of acts committed prior to the effective date of the breakup of Telebras should remain with the predecessor company (e.g. Companhia Rio-Grandense de Telecomunicações – currently Brasil Telecom S.A.). Decisions favoring this argument have been issued, including by the Supreme Court. A similar argument was adopted in the lawsuits brought against the holding companies created as a result of the breakup of the Telebrás system, as a result of which the plaintiffs dropped their actions against Vivo and TCO.

Since 2007, Celular CRT won all the new lawsuits that were commenced against it. Presently, more than 3,100 of the lawsuits have already been finalized and there are about 1,200 lawsuits waiting for final judgment. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to these claims is remote.

VU-M

Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and wireless telecommunications operators, including Vivo and Telemig Celular, claiming that the VU-Ms are fixed at an abusive rate and that these operators employ anticompetitive practices which are causing financial damages to the plaintiff. GVT requested a preliminary injunction in order to reduce the VU-Ms and a determination by a judicially-appointed expert of the proper value of the VU-Ms on a “cost-based model.” GVT also seeks compensation from the wireless operators in the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. The preliminary order was initially denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to allow judicial deposits of the difference between R$0.2899, which must be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed from the preliminary order to the Federal Court and the preliminary order was sustained by the Federal Court. After this last decision, ANATEL and certain wireless operators, including us, appealed to the supreme court and a final decision is still pending. Based on the opinion of our counsel, we believe that the likelihood of an unfavorable outcome with respect to this claim is possible.

Tax-Related

Tax Proceedings

1) Provisions and legal obligations

•         State taxes. At December 31, 2010, the subsidiary held administrative and legal discussions on ICMS taxes that, based on the opinion of its legal advisors, are classified as probable loss, mainly resulting from the tax credit with the non-submission of documentation, non-taxed telecommunication services, cultural incentive, among others and, therefore, are provisioned at R$31.9 million (R$24.8 million at December 31, 2009).

•         Federal taxes. At December 31, 2010, the subsidiary held administrative discussions on PIS/COFINS resulting from non-compliance manifestations, referred to the ratification of compensation and refunding requests prepared by the company; CIDE collection requirement, levied on the foreign remittance, that, based on the opinion of its legal advisors, are classified as probable loss and provisioned at R$5.5 million (compared to R$2.8 million at December 31, 2009).

Vivo received a tax infraction notice for having carried out the COFINS compensation, in January and February 2000, with credits arising from the overpayment of 1/3 of the COFINS paid in 1999, after compensation with CSLL. The litigation awaits special administrative judgement. The Management had recorded the amount of R$44.3 million at December 31, 2010 (R$24.7 million at December 31, 2009), and escrow deposit in the same amount. Due to the Tax Recovery Program – REFIS (Law no. 11,941/08), the subsidiary requested the waiver of suits and the conversion in income of amounts payable with the resulting inventory of the surplus amount.

At December 31, 2010, the subsidiary recorded a provision and escrow deposits in the amount of R$3.4 million (R$24 million at December 31, 2009) related to revenues in excess to income, challenged in court.

The Company and subsidiary are involved in administrative and judicial matter disputes, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The Company and its subsidiary recorded the amount of R$118.1 million at December 31, 2010 (R$80.9 million at December 31, 2009), and made escrow deposits amounting to R$99.1 million (R$63.7 million at December 31, 2009).

At December 31, 2010, subsidiaries recorded the amount of R$12.1 million (R$11.2 million at December 31, 2009), composed of amounts related to matters of: (i) ISS on lease services, currency activities and supplementary services; (ii) IRPJ on operations with derivatives; (iii) INSS; (iv) ICMS; and v) PIS and COFINS.

Telemig Participações (company merged on November 13, 2009) filed writs of mandamus claiming its right not to have IRRF (Withholding Income Tax) assessed over interest on shareholder’s equity paid by the parent company. As of December 31, 2010, the balance of court deposits amounted to R$22.9 million (compared to R$21.4 million on December 31, 2009). The Company and its subsidiary included these amounts under accounting concept of legal obligations and, therefore, liability amounts from said escrow deposits are allocated as taxes, fees and contributions.

•         Municipal taxes. At December 31, 2010, Vivo maintained litigations referring to surveillance, control and inspection fees (TVCF) in the city of Niterói, which, based on the opinion of its legal advisors are classified as probable loss, and recorded in the amount of R$3.1 million.

•         Anatel. Telemig (company merged on June 1, 2010) filed a writ of mandamus challenging the liability for the payment of fees for the inspection of mobile stations that are not owned by Telemig, and started provisioning with corresponding escrow deposits for the amounts referring to the TFF and TFI fees. This lawsuit is pending a decision by the First Region Federal Court of Appeals. As of December 31, 2010, the balance of escrow deposits amounted to R$566.9 million (compared to R$416.6 million on December 31,

2009). The Company and its subsidiary understand that these amounts are included under accounting concept of legal obligations and, therefore, liability amounts from this escrow deposits are allocated as taxes, fees and contributions.

•         Other taxes. At December 31, 2010, Vivo was holding administrative discussions on other taxes amounting to R$184 thousand at December 31, 2009, which were classified as probable loss and provisioned based on the opinion of its legal advisors.

2) Contingencies

Based on the opinion of its legal advisors, the Company’s management believes that the issues listed below will not produce any material adverse effects on its financial condition.

•         Federal taxes. The Company and its subsidiary are a party to several administrative and judicial proceedings involving federal tax matters throughout the Brazilian territory, for which they await judgment. These proceedings total R$1,619.8 million as of December 31, 2010 (compared to R$1,360.4 million as of December 31, 2009) and refer to the following:

•         For the subsidiary, matters in dispute are as follows: (a) PIS/COFINS/IRRF/IRPJ/CSLL - disagreement with noncompliance of tax offsetting and refund requests filed by the subsidiary; (b) requirement for income tax estimates after the end of calendar year; (c) fines for non-fulfillment of accessory obligations; (d) transfer of PIS/COFINS to customers’ telephone bills; (e) PIS over roaming services; (f) CIDE/PIS/COFINS/IRRF/IRPJ/CSLL - expiration of the statute for several debt collections; (g) IOF/PIS/COFINS/IRRF/IRPJ/CSLL - late payment fine upon voluntary reporting; (h) CPMF charged over technical cooperation agreement with STN (National Treasury Department) (offsetting via SIAFI) and on symbolic foreign exchange contracts required by the Central Brazil; (i) social security contribution charged over amounts related to supply of meals to employees; (j) non-withholding of social security contribution on outside labor; (k) social contribution charged over services rendered, compensation, salaries and other contribution salaries; (l) IRPJ and CSLL related to deductions from revenues of provision reversals; (m) CIDE levied on remittances abroad for payment related to technical and administrative and similar services, as well as royalties; (n) IRPJ/CSLL/PIS/COFINS due to disallowance of sundry costs and expenses; (o) COFINS deductions of loss on swap operations; (p) PIS and COFINS – non-inclusion of ICMS in the tax base, arising from revenues from services and sale of products; (q) PIS and COFINS – required payment on revenues not yet realized or earned (accrual basis and not cash basis); (r) PIS and COFINS – right to use tax credits among regimes; (s) IRPJ owed as a result of the excess amount attributed to FINOR, FINAM, or FUNRES; (t) several offsettings; and (u) IRRF on interest on capital payments made to individuals abroad.

•         For the Company, the matters in dispute are as follows:  (a) IRPJ owed as a result of the excess amount attributed to FINOR (Northeast Investment Fund), FINAM (Amazon Investment Fund) or FUNRES (Fund for Economic Recovery of the State of Espírito Santo); (b) several offsettings; and (c) IRRF on interest on capital payments made to individuals abroad.

•         On July 2, 2002, an infraction notice was issued against Telemig (merged on June 1, 2010) by the Social Security National Institute (“INSS”) relating to the joint liability for the payment of INSS contribution of service providers and the 11% withholding tax as provided for in Law 9711/98.The total amount involved is R$37.3 million as of December 31, 2010 (R$35.3 million as of December 31, 2009). Although loss on this case is possible, Telemig had a provision for eventual losses of R$3.5 million as of December 31, 2010 and 2009, based on its legal advisors’ opinion. The proceeding is pending decision in the administrative court.

•         State taxes. Vivo is a party to several administrative (arising from infraction notices) and judicial proceedings relating to ICMS, throughout Brazil, which amount to R$741.9 million as of December 31, 2010 (compared to R$624.5 million as of December 31, 2009), as follows: (a) tax substitution with a fictitious tax base (tax guideline); (b) use of credits derived from electricity purchase; (c) inclusion of late payment fines in the tax base; (d) lack of proportional reversal of tax credit related to fixed asset purchase; (e) secondary activities, value added and supplementary services (Agreement  69/98); (f) tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (g) shipments of products with prices lower than acquisition prices (unconditional discounts); (h) international calls (DDI); (i) deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (j) late payment fine upon voluntary reporting; (k) difference in tax rates owed for receipt of products for use, consumption and permanent assets, from other states or from abroad; (l) credits derived from tax benefits granted by other state agencies; (m) surtax to the Poverty Alleviation Fund; (n) disallowance of tax incentives related to cultural projects; (o) fines for non-fulfillment of accessory obligations; (p) transfers of assets among owned establishments; (q) expiration of statute of limitations for tax debt collections; (r) communication service tax credits used in provision of services of the same nature; (s) tax that is supposedly owed on line activation; (t) card donation for prepaid service activation; (u) reversal of credit derived from return and loan for use operation; (v) supposedly levied on services rendered to other operators and customers that are not tax-exempt; and (x) calls originating from administrative or testing terminals.

•         Anatel /  Ministry of Communications

•         Contribution for the Fund for Universal Access to Telecommunications Services—”FUST” (Fundo de Universalização dos Serviços de Telecomunicações): Injunction filed by mobile operators seeking recognition of the right to not include interconnection revenues in the FUST calculation base, according to Abridgment No. 7, of December 15, 2005, for being in disagreement with provisions of sole paragraph of Article 6 of Law no. 9,998, of August 17, 2000. A decision was obtained from the lower court and currently a decision is pending from the higher court. The Company’s management and its legal advisors understand that there is a chance of a favorable decision on such proceedings. At December 31, 2010, the amount of the claims totaled R$652.0 million (compared to R$394.3 million at December 31, 2009).

•         Contribution for the Fund of Telecommunications Technological Development—”FUNTTEL” (Fundo para Desenvolvimento Tecnológico das Telecomunicações): Mobile operators filed injunctions to the President of FUNTTEL’s Management Board and the Interim Secretary of the Brazilian Ministry of Communications to ensure their right to compute and pay FUNTTEL contributions, under the terms of Law 10052, of November 28, 2000, without the inclusion of the transfer amounts received as interconnection provision and use of resources integrating their networks, as provided in article 6, paragraph 4 of Decree 3737, of January 30, 2001, and a preliminary order was issued in this regard. The sentence rendered by the lower court was favorable to the operating companies. At December 31, 2010, the amount of the claims totaled R$250.8 million (compared to R$171.7 million at December 31, 2009). The Company’s management and its legal advisors understand that there is a chance of a favorable decision on such proceedings.

•         Contribution to the Fund for Telecommunications Regulation—”FISTEL” (Fundo de Fiscalização das Telecomunicações): Upon the extension of the right to use radiofrequency associated to the exploration of the personal mobile service, ANATEL collects the TFI relating to the issuance of new licenses assessing on Cell Sites, mobile stations, and radio-loops. Such collection is a result of ANATEL’s understanding that article 9, item III of Resolution 255 would apply to such case, so that the extension would be the taxable event of the TFI. The Company believes that the TFI collection on mobile stations is inappropriate, Vivo and Telemig disagreed with these collections on an administrative level, which still is pending decision by Anatel. The amount involved at December 31, 2010 totaled R$1,340.5 million (R$1,094.7 million at December 31, 2009).

•         Public Price for Numbering Resources Management—”PPNUM” (Preço Público Relativo à Administração dos Recursos de Numeração): Vivo, along with other Brazilian mobile operators, is challenging in court the rate charged by ANATEL for use of the numbering resources managed by ANATEL. At the time of collections by ANATEL, Vivo deposited in escrow the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. The amount involved as of December 31, 2010 is R$2.0 million (compared to R$1.9 million as of December 31, 2009).

•         EBC – Contribution to Public Broadcasting Investment. On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a writ of mandamus challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law No. 11,652/08. No preliminary order was issued, and the operating companies affiliated to said trade union, obtained legal authorization. At December 31, 2010, the amount of the claim totaled R$147.0 million (compared to R$63.4 million at December 31, 2009).  As of the date of this annual report, the proceeding is pending decision from the lower court.

•         Municipal taxes. Vivo is a party to judicial and administrative proceedings involving ISS (municipal service tax) as follows: (a) secondary activities, value added and supplementary services; (b) rate for Use of the Mobile Network (T-UM) – infrastructure lease; (c) advertising services; (d) outsourced services; (e) business management consulting services provided by Telefônica Internacional (TISA); (f) co-billing services; (g) tax levied on caller ID services; and (h) tax levied on cell phone activation. The amount involved as of December 31, 2010 is R$79.5 million (compared to R$95.2 million as of December 31, 2009).

Other Litigation

We are a party to several labor claims for which we have recorded provisions of R$90.1 million considered sufficient to meet probable losses in these cases. During the year ended December 31, 2010, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as possible, the amount involved is R$223.8 million.

We are also party to certain legal proceedings arising in the normal course of business. We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions. We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations. See Note 19 to our financial statements included in this report.

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

In compliance with our by-laws, at a special board meeting held on February 9, 2010, our Board of Directors approved the payment of dividends in an aggregate amount of approximately R$818.9 million. These dividends were declared on the basis of the 2009 closing balance sheet to the holders of common and preferred shares. The dividends payable to holders of preferred shares and common shares are comprised of approximately (a) R$104.1 million in interest on shareholders equity, as approved at the Board of Directors meeting held on December 14, 2009 and as calculated in conformity with article 9 of Law 9249/95, which, net of income tax, is approximately R$88.5 million, and (b) dividends in the amount of approximately R$730.3 million. The above mentioned dividends were paid in two equal parts, on April 19, 2010 and October 25, 2010. These dividends are sufficient to meet the minimum dividend required by law and voting rights on the preferred shares will not be regained for 2010. Even if Vivo’s holders of preferred shares were to reacquire the voting rights at some time in the future, we would not expect these voting rights to affect voting control over Vivo because our controlling shareholders currently own more than 50% of our total capital.

In compliance with our by-laws, the Board of Directors meeting held on February 18, 2011 approved the payment of dividends in the approximate amount of R$2,290.8 million. Such dividends, declared on the basis of the 2010 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of  R$187.0 million, as approved at the Board of Directors meeting held on December 17, 2010,  and dividends in the amount of approximately R$2,103.8 million. The payment of these dividends and intertest on shareholders’ equity will be made until December 21, 2011.

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

B.    Significant Changes

There were no significant changes in 2010 other than as already discussed in other sections of this annual report.

Item 9.        The Offer and Listing

A.    Offer and Listing Details

Brazilian private equity and debt are traded on BM&FBOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs that each represent 1 preferred share as of December 31, 2010 and that are issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among Vivo, the depositary and the registered holders and beneficial owners from time to time of ADSs. The ADSs commenced trading on the New York Stock Exchange on November 16, 1998 under the symbol “TCP.” After the corporate restructuring, the symbol became “VIV.”

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

Stock prices per share are impacted by the reverse stock split at the ratio of  4:1, concluded on October 13, 2008.

	New York Stock Exchange US$ per ADS		São Paulo Stock Exchange R$ per 1 preferred share
	High	Low	High	Low
Year ended
December 31, 2006	16.36	9.12	46.96	19.77
December 31, 2007	23.92	13.64	42.60	28.40
December 31, 2008	29.48	8.25	48.96	18.43
December 31, 2009	33.16	13.05	56.34	29.45
December 31, 2010	33.12	23.33	55.10	41.50

Year ended December 31, 2009
First quarter	16.87	13.05	38.70	29.45
Second quarter	21.30	13.50	41.03	30.50
Third quarter	25.25	17.85	44.70	35.85
Fourth quarter	33.16	24.25	56.34	42.88

Year ended December 31, 2010
First quarter	32.69	25.91	55.10	47.20
Second quarter	29.80	23.33	53.80	48.20
Third quarter	27.88	23.60	48.60	41.50
Fourth quarter	33.12	28.18	55.10	47.30

Quarter ended
February 2011 (through February 25, 2011)	36.23	27.99	59.05	50.00

Month ended
September 30, 2010	27.88	24.17	47.85	42.38
October 31, 2010	28.94	24.25	49.87	42.88
November 30, 2010	30.50	24.40	52.53	45.10
December 31, 2010	33.16	29.31	56.34	51.31
January 31, 2011	32.69	27.99	55.10	50.00
February 2011 (through February 25, 2011)	36.23	32.41	59.05	53.55

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2010, the aggregate market capitalization of the 381 companies listed on the BM&FBOVESPA was equivalent to approximately R$2,619 billion (US$1,545 billion, using the December 2010 Federal Reserve Exchange Rate). By comparison, as of December 31, 2010, the aggregate market capitalization of more than 3,573 companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$14.51 trillion (includes U.S. companies, non-U.S. companies and funds). Although all of the outstanding shares of an exchange-listed company may trade on the BM&FBOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BM&FBOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2010, the combined daily trading volumes on BM&FBOVESPA averaged approximately US$3,673 million. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to Our Securities—The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.”

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

Registration

Our amended and restated by-laws were registered with the Public Registry of the state of São Paulo, or JUCESP, No. 57.486/11-3 on February 10, 2011 under company number (NIRE) 3530015879-2. Articles 17, 20 and 23 were amended as a result of the inclusion of two new Executive Officer positions, approved at the general shareholders’ meeting held on February 3, 2011.

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

•         required shareholding for director qualification; and

•         disclosure of share ownership.

Rights Attaching to Shares

Dividend Rights

See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy and Dividends Payment of Dividends.”

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

We did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2005 and 2004 because we recorded a net loss for each of those years. On December 21, 2007, we paid dividends with respect to fiscal year ended December 31, 2006 in the amount of R$16.8 million which was insufficient to meet the minimum dividend required by Brazilian Corporate Law. For the fiscal year ended December 31, 2007, we were unable to pay minimum dividends because we had net losses. As a result, holders of Vivo’s preferred shares received the same voting rights as the holders of common shares until we were to pay minimum dividends again. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on February 12, 2009 approved to pay dividends in the amount of R$402.6 million, which is sufficient to meet the minimum dividend required by law. According to the approval granted at the Board of Directors Meeting held on February 12, 2009 and at the General Meeting of Shareholders held on March 19, 2009, the dividends were paid on December 2, 2009 and, upon this payment, the voting rights of holders of Vivo’s preferred shares that previously existed due to Vivo’s failure to pay all requested dividends were terminated. The Board of Directors meeting held on February 18, 2011 approved the payment of dividends in the approximate amount of R$2,290.8  million. Such dividends, declared on the basis of the 2010 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of  R$187.0 million, as approved at the Board of Directors meeting held on December 17, 2010,  and dividends in the amount of approximately R$2,103.8 million.

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

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “—E. Taxation—Brazilian Tax Considerations” for more information.

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

Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

Under Resolution 2,689, of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—E. Taxation—Brazilian Tax Considerations.”

If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

E.    Taxation

The following is a discussion of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain U.S. Holders and other non-Brazilian holders. This discussion is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. Holder or other non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

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

Distributions of interest on shareholders’ equity capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. Holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

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

Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. Holder or other non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution 2,689.

There can be no assurance that the current preferential treatment for U.S. Holders and other non-Brazilian holders under Resolution 2,689 will be maintained.

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—D. Exchange Controls—Registered Capital.”

Gains realized by a U.S. Holder or other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to be taxed at a rate of 15%. If the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

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

Brazilian law imposes a tax on foreign exchange transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Decree No. 7323, dated as of October 4, 2010, reversed the effects of IOF/Exchange on inflows and outflows of funds related to investments in the Brazilian financial and capital markets by non-resident investors. The IOF/Exchange was kept to a zero rate in the settlement of foreign exchange transactions for remittance of dividends and interest on shareholders’ equity to non-residents. Additionally, with the enactment of Decree No. 7412, dated as of December 30, 2010, the settlement of simultaneous exchange transactions for inflow into the country of funds originated from the change of the foreign investor regime from direct investment under the Law No. 4,131, dated as of September 3, 1962, and funds resulting from the cancellation of depositary receipts, to investments in shares traded on the stock exchange began to be taxed at a rate of 2% of the IOF for operations from January 1, 2011.With the exception of these transactions, the rate applicable to most foreign exchange transactions is 0.38%.  Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time by up to 25.0% on the foreign exchange transaction amount.  However, any increase in rates will only apply to future transactions.

Brazilian law imposes a tax on transactions involving bonds and securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.  The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%.  This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares.  The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

Taxation of Distributions

Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2010 taxable year. If the Company were a PFIC for any taxable year during which you held preferred shares or ADSs, gain you recognize on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over your holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of preferred shares or ADSs in excess of 125% of the average of the annual distributions on preferred shares or ADSs that you receive during the preceding three years or your holding period, whichever is shorter.  Furthermore, if the Company were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the preferred shares or ADSs.  You should consult your tax adviser to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

In compliance with our by-laws, at a special board meeting held on February 9, 2010, our Board of Directors approved the payment of dividends in an aggregate amount of approximately R$818.9 million. These dividends were declared on the basis of the 2009 closing balance sheet to the holders of common and preferred shares. The dividends payable to holders of preferred shares and common shares are comprised of approximately (a) R$104.1 million in interest on shareholders equity, as approved at the Board of Directors meeting held on December 14, 2009 and as calculated in conformity with article 9 of Law 9249/95, which, net of income tax, is approximately R$88.5 million, and (b) dividends in the amount of approximately R$730.3 million. The above mentioned dividends were paid in two equal parts, on April 19, 2010 and October 25, 2010. These dividends are sufficient to meet the minimum dividend required by law and voting rights on the preferred shares will not be regained for 2010. Even if Vivo’s holders of preferred shares were to reacquire the voting rights at some time in the future, we would not expect these voting rights to affect voting control over Vivo because our controlling shareholders currently own more than 50% of our total capital. The Board of Directors meeting held on February 18, 2011 approved the payment of dividends in the approximate amount of R$2,290.8 million. Such dividends, declared on the basis of the 2010 closing balance sheet, include the interest on shareholders equity (“JSCP”) in the approximate net amount of  R$187.0 million, as approved at the Board of Directors meeting held on December 17, 2010,  and dividends in the amount of approximately R$2,103.8 million.

G.    Statement of Experts

Not applicable.

H.    Documents on Display

We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the Commission. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

Item 11.      Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our long-term debt and costs (mostly interest on debt, capital expenditures and the purchase of wireless devices) are all or partially denominated in currencies (primarily the U.S. dollar and the Yen) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing. We have entered into derivative instruments, such as foreign currency swaps, to manage our exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes. See Note 30 to our financial statements for a sensitivity analysis of our risk variables and derivative instruments.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•         Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•         Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$.02 (or less) per ADS (or portion thereof)	• Any cash distribution.

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

As of December 31, 2010, we received from the depositary of our ADSs US$3,317 thousand which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

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

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.      Controls and Procedures

(a)   Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer (our Vice-President of Finance), or CFO as of December 31, 2010. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Vivo’s management concluded that as of December 31, 2010, our internal control over financial reporting was adequate and effective based on these criteria.

Our independent registered public accounting firm, Ernst & Young Terco Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2010.  The report on the audit of our internal control over financial reporting is included herewith.

(c)   Attestation Report of the Registered Public Accounting Firm

Ernst & Young Terco Auditores Independentes S.S. (“EYT”), the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2010.  The attestation report appears on page F-3.

(d)   Changes in Internal Control over Financial Reporting

We have made no change to our internal control over financial reporting for the year ended 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16c.   Principal Accountant Fees And Services

Our consolidated financial statements have been audited by Ernst & Young Terco Auditores Independentes S.S. (“Ernst & Young Terco”) for the years ended December 31, 2010 and 2009. The chart below sets forth the total amount billed to us by Ernst & Young for services performed in the years 2010 and 2009, respectively, and breaks down these amounts by category of service:

	For year ended December 31,
	2010	2009
	(in thousands of reais)
Audit fees	7,051	7,659
Audit-related fees	1,286	1,767
Tax fees	173	235
Total	8,510	9,661

Audit Fees

Audit fees are the aggregate fees billed by Ernst & Young Terco for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees are the aggregate fees billed by Ernst & Young Terco for audit compliance reports issued in connection with regulatory requirements from ANATEL.

Tax Fees

Tax fees are fees for professional services rendered for tax compliance services.

Pre-Approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst  & Young Terco. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2010 and 2009, none of the fees paid to Ernst & Young Terco were approved pursuant to the de minimis exception.

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

4.1	Authorization Term of the Personal Mobile Service entered by ANATEL and Telesp Celular Participações S.A.—English translation. (3)
4.2	Authorization Term of the Personal Mobile Service entered by ANATEL and Global Telecom S.A.—English translation. (3)
4.3	Authorization Term of the Personal Mobile Service entered by ANATEL and Tele Centro Oeste Celular Participações S.A.—English translation. (4)
4.4	Authorization Term of the Personal Mobile Service entered by ANATEL and Telebahia Celular S.A.— English translation. (5)
4.5	Authorization Term of the Personal Mobile Service entered by ANATEL and Telergipe Celular S.A.—English translation. (5)
4.6	Authorization Term of the Personal Mobile Service entered by ANATEL and Telerj Celular S.A.—English translation. (6)
4.7	Authorization Term of the Personal Mobile Service entered by ANATEL and Telest Celular S.A.—English translation. (6)
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

4.14	Agreement dated as of August 4, 2006 among Vivo Participações S.A., Ericsson and Huawei—English summary. (1)
4.15	Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A. and Vivo Participações S.A. (8)
4.16	Credit facility dated as of October 30, 2008 among Vivo Participações S.A. and Banco do Nordeste do Brasil S.A. (10)
6.1	Statement regarding computation of per share earnings. (9)
8.1	List of Subsidiaries.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

(10) Incorporated by reference to our Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 22, 2009.

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

Date: February 28, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Vivo Participações S.A.

We have audited Vivo Participações S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Vivo Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying annual Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Vivo Participações S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Vivo Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Vivo Participações S.A. and subsidiaries as of December 31, 2010 and 2009, and January 1, 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010 and our report dated February 18, 2011, expressed an unqualified opinion thereon.

São Paulo, February 18, 2011

ERNST & YOUNG TERCO

Auditores Independentes S.S.

Luiz Carlos Passetti                                        Drayton Teixeira de Melo

Partner                                                            Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Vivo Participações S.A.

We have audited the accompanying consolidated balance sheets of Vivo Participações S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vivo Participações S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards – IFRS, as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vivo Participações S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion thereon.

São Paulo, February 18, 2011

ERNST & YOUNG TERCO

Auditores Independentes S.S.

Luiz Carlos Passetti                                           Drayton Teixeira de Melo

Partner                                                              Partner

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, DECEMBER 31, 2009 AND JANUARY 01, 2009
(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2010	2009	January 01, 2009

ASSETS
Current assets:
Cash and cash equivalents	4	2,140,817	1,258,574	2,182,913
Accounts receivable, net	5	2,821,472	2,546,806	2,578,498
Inventories	6	287,912	423,634	778,704
Recoverable taxes	8.1	1,003,384	1,186,231	1,130,604
Escrow deposits, blockages and contract collateral	7	138,889	200,907	164,050
Derivative contracts	30	20	14,700	347,448
Prepaid expenses	9	182,894	161,954	171,231
Other assets	10	232,967	170,966	257,042
Total current assets		6,808,355	5,963,772	7,610,490

Noncurrent assets:
Long-term portion of investments pledged as collateral		92,990	90,541	88,822
Recoverable taxes	8.1	1,038,103	968,398	923,501
Deferred income taxes	8.2	1,789,718	2,122,404	2,465,205
Escrow deposits, blockages and contract collateral	7	1,001,087	608,995	445,283
Derivative contracts	30	108,034	137,060	285,303
Prepaid expenses	9	17,302	23,430	26,063
Other assets	10	1,601	3,101	11,802
Property, plant and equipment, net	11	6,324,391	6,408,504	7,183,908
Intangible assets, net	12	4,662,197	4,857,200	4,989,464
Total noncurrent assets		15,035,423	15,219,633	16,419,351

TOTAL ASSETS		21,843,778	21,183,405	24,029,841

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, DECEMBER 31, 2009 AND JANUARY 01, 2009
(In thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2010	2009	January 01, 2009

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
Payroll and related accruals	13	283,071	161,366	185,471
Trade accounts payable	14	3,424,616	3,053,587	3,726,324
Taxes payable	15	1,005,528	953,355	750,622
Loans and financing	17	482,545	688,397	1,811,703
Debentures and promissory note	17	233,059	266,256	1,308,145
Interest on shareholders equity and dividends	16	492,731	322,433	183,013
Provisions	18	120,110	134,181	132,855
Derivative contracts	30	43,506	30,970	105,352
Deferred revenues	20	548,575	590,320	575,096
Other liabilities	21	249,818	250,590	250,871
Total current liabilities		6,883,559	6,451,455	9,029,452

Noncurrent liabilities:
Taxes payable	15	1,058,533	736,134	617,143
Loans and financing	17	1,984,273	2,306,632	3,826,385
Debentures and promissory note	17	1,214,013	1,863,209	1,056,923
Provisions	18	410,402	315,872	337,313
Derivative contracts	30	90,829	131,418	97,971
Deferred revenues	20	60,634	34,388	39,156
Other liabilities	21	1,283	1,157	447
Total noncurrent liabilities		4,819,967	5,388,810	5,975,338

Shareholders equity:
Capital stock	22	8,780,150	8,780,150	6,710,526
Treasury shares	22	(11,070)	(11,070)	(11,070)
Capital reserves	22	(740,175)	(740,175)	708,574
Income reserves	22	270,286	903,066	859,497
Additional dividends declared	22	1,841,061	611,925	265,685
Accumulated losses	22	-	(200,756)	(187,725)
Non-controlling interest	22	-	-	679,564
Total shareholders equity		10,140,252	9,343,140	9,025,051

TOTAL LIABILITIES, NON-CONTROLLING INTEREST AND SHAREHOLDERS EQUITY		21,843,778	21,183,405	24,029,841

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of Brazilian Reais, except earnings per share)

		December 31,	December 31,
	Note	2010	2009

NET OPERATING REVENUE	23	18,105,885	16,637,094
COST OF SERVICES AND GOODS SOLD	24	(9,061,508)	(9,071,024)
GROSS PROFIT		9,044,377	7,566,070

Selling expenses	25	(4,800,639)	(4,380,358)
General and administrative expenses	26	(1,334,783)	(1,290,795)
Other operating income, net	27	141,548	100,732
		(5,993,874)	(5,570,421)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES		3,050,503	1,995,649

NET FINANCIAL EXPENSES	28	(333,230)	(527,042)

NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		2,717,273	1,468,607

Income and social contribution taxes	29	(823,440)	(590,431)

NET INCOME FOR THE YEAR		1,893,833	878,176

OTHER COMPREHENSIVE INCOME
Unrealized Losses on Post-employment defined benefits plans		(4,712)	(7,628)
Income and social contribution taxes effect		993	1,342
TOTAL COMPREHENSIVE INCOME		1,890,114	871,890

NET INCOME ATTRIBUTABLE TO:
Shareholders of the Company		1,893,833	850,741
Non-controlling interest		-	27,435
NET INCOME FOR THE YEAR		1,893,833	878,176

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the Company		1,890,114	844,455
Non-controlling interest		-	27,435
TOTAL COMPREHENSIVE INCOME		1,890,114	871,890

EARNINGS PER SHARE:
Basic and diluted earnings per share (in Brazilian Reais)	35	4.7394	2.2193

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of Brazilian Reais)

		Capital reserves				Income reserves
	Capital stock	Premium paid on acquisition of non-controlling interest	Goodwill reserve	Special goodwill reserve	Tax incentive reserve	Legal reserve	Reserve for contingencies	Reserve for expansion	Treasury shares	Additional dividends declared	Accumulated losses)	Non-controlling interest	Total

BALANCES AT JANUARY 01, 2009	6,710,526	-	515,089	189,896	3,589	120,955	11,070	727,472	(11,070)	265,685	(187,725)	679,564	9,025,051

Capital increase - with reserves -Special Shareholders’ Meeting of Feb 12, 2009	189,896	-	-	(189,896)	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(265,685)	-	(97,166)	(362,851)
Increase in shareholding	-	-	-	-	-	-	-	-	-	-	-	11,039	11,039
Capital increase - shares merger -Special Shareholders’ Meeting of July 27, 2009	1,879,728	-	-	-	-	-	-	-	-	-	-	-	1,879,728
Premium on the acquisition of non-controlling interest	-	(1,258,853)	-	-	-	-	-	-	-	-	-	-	(1,258,853)
Other comprehensive income - Post-employment benefits	-	-	-	-	-	-	-	-	-	-	(6,286)	-	(6,286)
Interest on capital and lapsed dividends and tax incentives in subsidiaries	-		-	-	-	-	-	-	-		13,908		13,908
Interest on capital and prescribed dividends	-		-	-	-	-	-	-	-		6,676		6,676
Net income for the year	-		-	-	-	-	-	-	-		850,741	27,435	878,176
Proposed allocation of income:
Legal reserve	-	-	-	-	-	43,569	-	-	-	-	(43,569)	-	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	-	(104,136)	-	(104,136)
Complementary Dividends	-	-	-	-	-	-	-	-	-	611,925	(730,365)	-	(118,440)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(620,872)	(620,872)

BALANCES AT DECEMBER 31, 2009	8,780,150	(1,258,853)	515,089	-	3,589	164,524	11,070	727,472	(11,070)	611,925	(200,756)	-	9,343,140

Additional dividends - Special Shareholders’ Meeting of Apr 16, 2010	-	-	-	-	-	-	-	-	-	(611,925)	-	-	(611,925)
Tax incentives	-		-	-	-	-	-	-	-		1,708		1,708
Other comprehensive income - Post-employment benefits	-	-	-	-	-	-	-	-	-	-	(3,719)	-	(3,719)
Reserve realization with cummulated loss	-	-	-	-	-	-	-	(199,048)	-	-	199,048	-	-
Net income of the year	-		-	-	-	-	-	-	-		1,893,833	-	1,893,833
Proposed allocation of income:
Legal reserve	-	-	-	-	-	94,692	-	-	-	-	(94,692)	-	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	-	(220,000)	-	(220,000)
Dividends	-	-	-	-	-	-	-	-	-	-	(262,785)	-	(262,785)
Complementary Dividends	-	-	-	-	-	-	-	(528,424)	-	1,841,061	(1,312,637)	-	-

BALANCES AT DECEMBER 31, 2010	8,780,150	(1,258,853)	515,089	-	3,589	259,216	11,070	-	(11,070)	1,841,061	-	-	10,140,252

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of Brazilian Reais)

	December 31,	December 31,
	2010	2009

OPERATING ACTIVITIES
Net income	1,893,833	878,176
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2,781,365	3,228,779
Provision for loss on investments	-	2,015
Loss on fixed assets disposals	(19,440)	3,926
Write-off and reversals of provisions for losses on inventories	(14,238)	(3,592)
Loss on forward, swap and option contracts	69,238	453,791
Gain on loans, financing and debentures	(14,664)	(340,352)
Monetary and exchange variation	(10,275)	(12,913)
Interest on loans, financing and debentures	374,210	575,426
Allowance for doubtful accounts	169,649	213,235
Post-employment benefit plan	(4,162)	3,321
Provision for claims and litigations	132,008	134,652
Provision (reversal) for suppliers	124,562	(12,582)
Reversal of provision for decommisioning of fixed assets	(3,090)	(41,688)
Provision for non-income taxes	131,451	51,047
Reversal of provision for loyalty program	(18,460)	(51,999)
Deferred Income Tax	327,259	348,510

Changes in operating assets and liabilities:
Accounts receivable	(444,315)	(181,543)
Inventories	149,960	358,662
Recoverable taxes	107,174	(79,911)
Prepaid expenses	(16,932)	11,910
Escrow deposits, blockages and contract collateral	(209,240)	(200,569)
Other assets	(62,950)	93,057
Payroll and related accruals	121,705	(24,105)
Accounts payable	(673,627)	(714,314)
Taxes payable	573,027	322,394
Income and social contribution taxes paid	(439,314)	(161,128)
Interest paid on loans, financing and debentures	(453,294)	(774,880)
Reserve for claims and litigations (payments)	(78,793)	(131,067)
Other liabilities	(31,200)	93,284
Net cash provided by operating activities	4,461,447	4,041,542

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	(1,568,989)	(2,275,344)
Cash received on sale of property, plant and equipment	6,274	4,468
Net cash used in investing activities	(1,562,715)	(2,270,876)

FINANCING ACTIVITIES
Loans, financing and debentures:
New loans and debentures proceeds from issuance of debt	543,897	1,952,511
Payment of debt, loans, financing and debentures	(1,626,836)	(4,291,367)
Net settlement on derivative contracts	(41,737)	51,473
Cash received for replacement shares reverse stock split	-	4,063
Received for capital increase subscription by non-controlling shareholders	-	8,842
Payment relating to reverse stock split	(401)	(1,587)
Interest on shareholders equity and dividends paid	(891,412)	(418,940)
Net cash provided by (used in) financing activities	(2,016,489)	(2,695,005)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	882,243	(924,339)

CASH AND CASH EQUIVALENTS
At the beginning of the year	1,258,574	2,182,913
At the end of the year	2,140,817	1,258,574

NON-CASH TRANSACTION
Proposed interest on shareholders equity	220,000	104,136
Acquisition of non-controlling interest through an exchange of shares	-	1,879,728

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

1.   OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company headquartered at Avenida Roque Petroni Júnior, nº 1464, in the City and State of São Paulo, Brazil. Vivo Participações is a company of Grupo Telefónica, leader in the telecommunications industry in Spain and present in several European and Latin American countries.

At December 31, 2009 the Company had as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly held, treasury shares excluded, 59.6% of the Company’s total capital stock.

At December 31, 2010 the Company had as controlling shareholders Telefonica S.A. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly held, treasury shares excluded, 59.6% of the Company’s total capital stock.

At July 28, 2010, PT Móveis, Serviços de Telecomunicações, SGPS, S.A., Portugal Telecom, SGPS, S.A. and Telefónica S.A. entered into an agreement to sell 50% interest in Brasilcel N.V. held by the companies of Portugal Telecom Group to Telefónica S.A. The Board of Directors of Portugal Telecom approved the sale of its 50% interest in Brasilcel N.V. to Telefónica S.A. for €7.5 billion, of which: (i) €4.5 billion were paid on September 27, 2010; (ii) €1 billion was paid on December 30, 2010; and (iii) €2 billion will be paid up to October 31, 2011 with a possibility to be anticipated with a €25 million discount.

Until September 27, 2010, Brasilcel N.V. was jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.99% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.01% of the total capital). At December 21, 2010, Brasilcel N.V., former parent company of the Company, Portelcom Participações S.A., PTelecom Brasil S.A. and TBS Celular Participações Ltda, was merged into Telefónica S.A., resulting in the winding up of Brasilcel N.V., being the formal documents for such transaction received by local management in Brasil only on January 26, 2011.

b. Subsidiaries

At December 31, 2009, the Company was the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”) and Telemig Celular S.A. (“Telemig”), both of which provide personal mobile telephone services, including activities that are necessary or useful for the performance of said services, in conformity with the authorizations granted to them.

At December 31, 2010, Vivo Participações was the controlling shareholder of Vivo which provides personal mobile phone services, including the activities necessary or useful for the execution of these services, according to the authorizations granted thereto.

As described in note 1d.1), at June 1, 2010, Telemig was merged by the Company.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

c. Authorization and Frequencies

Business of the Company and its subsidiary and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the Regulatory Authority (Federal Independent Agency) for telecommunication services in accordance with Law No. 9472, dated July 16, 1997 – General Telecommunications Law (LGT). Its actions are carried out by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannualy, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service must be made to ANATEL.

The Company and its subsidiary are engage in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to them, as follows:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Operating areas	Authorization maturity

Region 1
Rio de Janeiro
Radiofrequencies 800/1900/2100 MHz	11/29/20 (band A), 11/30/20 (band L) and 04/30/23 (band J)

Espírito Santo
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 11/30/23 (band A and L)

Amazonas, Roraima, Amapá, Pará and Maranhão
Radiofrequencies 800/2100 MHz	11/29/23 (band B) and 04/30/23 (band J)

Minas Gerais (excluding Triângulo Mineiro)
Radiofrequencies 800/1900/2100 MHz	04/29/23 (band A) and 04/30/23 (band J)

Minas Gerais (Triângulo Mineiro)
Radiofrequencies 800/1900/2100 MHz	04/29/20 (band and) and 04/29/23 (band J)

Bahia
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 06/29/23 (band A and L)

Sergipe
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and12/15/23 (band A and L)

Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte
Radiofrequencies 1900/2100 MHz	12/17/22 (band L) and 04/30/23 (band J)

Region 2
Paraná and Santa Catarina
Radiofrequencies 800/1900/2100 MHz	04/08/13 (band B and L) and 04/30/23 (band J)

Rio Grande do Sul
Radiofrequencies 800/1900/2100 MHz	12/17/22 (band A and L) and 04/30/23 (band J)

Distrito Federal
Radiofrequencies 800/1900/2100 MHz	07/24/21 (band A and L) and 04/30/23 (band J)

Goiás e Tocantins
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 10/29/23 (band A and L)

Mato Grosso
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 03/30/24 (band A and L)

Mato Grosso do Sul
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 09/28/24 (band A and L)

Rondônia
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 07/21/24 (band A and L)

Acre
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 07/15/24 (band A and L)

Rio Grande do Sul (Pelotas, Morro Redondo, Capão do Leão and Turuçu), Mato Grosso do Sul (área da CTBC) and Goiás (área da CTBC)
Radiofrequencies 1900/2100 MHz	07/12/22 (band L) and 04/30/23 (band J)

Region 3
São Paulo
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 08/05/23 (band A and L)

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)
Radiofrequencies 800/1900/2100 MHz	04/30/23 (band J) and 01/20/24 (band A and L)

São Paulo (area Franca and Region)
Radiofrequencies 1900/2100 MHz	07/12/22 (band L) and 04/30/23 (band J)

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

In the auctions held by ANATEL on December 14 and 15, 2010, Vivo was the winner in 23 lots offered for sale the remaining sub-ranges of 900MHz and 1800MHz frequencies, in accordance with the Invitation to Bid no. 002/2010/PVCP/SPV.

As a result, Vivo will increase its scope and will start operating in the 900 MHz and 1,800 MHz frequencies in a comprehensive manner.

The amount offered for the 23 lots was R$1,021,502, representing an average premium of 77% on the minimum price established for the Invitation to Bid.

The total amount may be paid in cash or through financing, where 10% shall be paid on the date of execution of the Authorization Form, expected to take place in the first half of 2011, and the remaining 90%, with a 3-year grace period, in 6 equal annual installments, restated by the IST (Telecommunication Sector Index) index variation plus simple interest of 1% per month.

The final value of the licenses (fair value) shall reflect on the investments made by the subsidiary for the 2011 fiscal year.

The resolution of the Special Bidding Commission concerning the Bid's official outcome shall be disclosed in the Federal Official Gazette (DOU) or at an Open Session. Subsequently, provided that the conditions in the Bid are met, the Authorization Form shall be signed.

In the following table, the 23 lots on which Vivo had a winning bid was listed:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Lots	Frequency (MHz)		Area of service	Minimum Price	Proposal's amount	Goodwill %

41	1800	10 + 10	states of PR, SC, RS, GO, TO, MS, MT, RO, AC e DF	176,674	273,862	55%

42	1800	10 + 10	state of SP	118,545	237,813	101%

44	1800	15 + 15	municipality of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of RS	2,249	2,384	6%

45	1800	15 + 15	states of AL, CE, PB, PI, PE and RN	23,525	36,465	55%

76	900	2,5 + 2,5	state of RJ	19,228	23,191	21%

77	900	2,5 + 2,5	state of ES	4,280	5,163	21%

78	900	2,5 + 2,5	states of GO, TO, MS, MT, RO, AC e DF except municipality of Paranaíba, in the state of MS, and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	15,416	18,593	21%

79	900	2,5 + 2,5	Estado do RS except for the municipality of Pelotas, Morro Redondo, Capão do Leão and Turuçu	10,335	12,465	21%

80	900	2,5 + 2,5	municipalities of CN (²) 43, of the state of PR, except for the municipalities of Londrina and Tamarana	1,513	1,825	21%

81	900	2,5 + 2,5	states of PR and SC except for CN(²) 43 and the municipalities of Londrina and Tamarana, in the state of PR	15,816	19,076	21%

82	900	2,5 + 2,5	state of BA	8,192	9,880	21%

83	900	2,5 + 2,5	state of SE	1,175	1,417	21%

84	900	2,5 + 2,5	states of AM, AP, MA, PA, RR	2,828	3,411	21%

92	1800	2,5 + 2,5	SP except Grande SP and surrounding areas and Sector 33(¹) PGO in the state of SP	13,761	21,331	55%

101	1800	2,5 + 2,5	Estados: AM, AP, MA, PA, RR	2,828	3,411	21%

105	1800	2,5 + 2,5	municipality of Paranaíba, in the state of MS	37	44	21%

107	1800	2,5 + 2,5	municipality of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	123	148	21%

115	1800	2,5 + 2,5	municipality of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	123	148	21%

119	1800	10+ 10	States of RJ, ES, BA and SE	131,500	203,838	55%

122	1800	10+ 10	States of AM, AP, MA, PA and RR	11,311	120,400	964%

124	1800	10+ 10	States of AL, CE, PB, PE, PI, RN	15,683	24,310	55%

128	1800	10+10	municipality of Paranaíba, in the state of MS andmunicipality of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of GO	639	991	55%

163	1800	5+5	municipality of Londrina and Tamarana, in the state of PR	1,107	1,336	21%
Total				576,888	1,021,502	77%

(1)     Municipalities of Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra, in the State of São Paulo.

(2)     CN = Municipalities with National Selection Code

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

d. Corporate Events

d.1) Occurred and/or disclosed in 2010

Merger of Telemig Celular S.A.

At a Special Shareholders’ Meeting held on June 1, 2010, the merger of Telemig into Vivo Participações and the consequent extinguishment of Telemig were approved. In compliance with provisions of Article 227 of Law 6,404/76, on the same date the Protocol of Justification of the Merger of Telemig into Vivo Participações was approved, together with the Valuation Report of the Telemig's net assets, prepared by an independent company, based on the book value as of March 31, 2010. The net assets transferred to Vivo Participações on March 31, 2010 amounted to R$1,003,766 and the changes in equity of Telemig occurred between the base date of the valuation of net assets and the effective merger date (June 1, 2010) were absorbed by Vivo Participações.

This merger did not entail capital increase or change in the equity position of shareholders of Vivo Participações, as Telemig did not have non-controlling shareholders.

As a result of this merger, Telemig's authorization licenses were transferred to the Company, which started to provide personal mobile telephone services, including the activities that are necessary or useful for the performance of said services in the State of Minas Gerais (region 1).

Proposal for Corporate Restructuring – Merger of Shares of Vivo Participações S.A. and Telecomunicações de São Paulo S.A.

The managements of Vivo Participações S.A. and Telecomunicações de São Paulo S.A. – Telesp  ("Telesp") (jointly called “companies”), as required by and for the purposes of CVM Instructions nos. 319/99 and 358/02, informed that on December 27, 2010 their respective Board of Directors approved a proposal for corporate restructuring concerning the merger of shares of Vivo Participações into Telesp, seeking the fusion of the shareholder base of the companies ("Corporate Restructuring").

In addition to the unification of the aforementioned shareholder base, the Corporate Restructuring seeks to simplify the current organization structure of the companies, which are publicly-held and listed on BM&FBovespa - Securities, Commodities and Futures Exchange and have ADRs traded in the United States, allowing their respective shareholders to hold interest in a single company with shares traded on the Brazilian and US stock exchanges, with higher liquidity. Besides, the Corporate Restructuring will provide a cost effective structure for the companies and assist in the integration of businesses and generation of synergies resulting therefrom, impacting the companies in a positive manner.

The companies' managements will follow the recommendations contained in the CVM Guidance Report no. 35/08, aiming at contributing to the defense of their respective interests and ensuring that the operation is carried out on an arm's length basis. Accordingly, independent special committees ("Special Committees") were established in Vivo Participações and Telesp to negotiate the share substitution ratio and to express an opinion on the other conditions of the Corporate Restructuring that might be proposed, so that their recommendations are later submitted to the companies' Board of Directors.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The organization chart below shows, in a simplified manner, the current corporate structure as well as the structure that will exist after the implementation of the Corporate Restructuring:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Current corporate structure:

On December 21, 2010, Brasicel N.V., formal parent company of Portelcom Participações S.A., PTelecom Brasil S.A., TBS Celular Participações Ltda and of the Company, was merged into Telefónica S.A.. After such merger, Brasilcel N.V was extinguished. The formal documents of such transaction that took place abroad was only received by management of Vivo Participações on January 26, 2011. As a result of the transaction performed abroad, Telefónica, S.A. now holds shares of the Brazilian holdings of the Company's control chain.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Corporate structure after the merger of shares:

Vivo Participações’ shares will be merged into Telesp’s equity, and shareholders of Vivo Participações who have their shares merged in the process will receive directly the new corresponding shares of Telesp, the acquiring company.

In compliance with the provisions of Law 6,404/76 as amended and CVM Instruction no.319/99, as well as with the companies' bylaws, financial advisors and specialized companies will be hired to prepare supplementary studies regarding the transaction and for subsequently preparing the companies' valuation report, which will serve as parameter for determining the substitution ratio  and the increase of capital arising from the merger of shares, and, also, for the purposes of Article 264 of Law 6,404/76.

Upon conclusion of the required valuations and analyses, and after the Specialized Committees put forward their recommendations to the Board of Directors of Vivo Participações and Telesp for their respective resolutions, the substitution ratio and the other terms and conditions that might be proposed by the Board of Directors of the companies involved in the Corporate Restructuring will be disclosed in a material fact. The proposals of the Board of Directors will be subject to the shareholders' approval at general meetings to be held for this purpose, in compliance with the provisions of Law 6,404/76 and CVM Instruction 319/99, and pursuant to CVM Guidance Report no. 35/08, in addition to the required regulatory approvals. The Corporate Restructuring is expected to take place during the first half of 2011.

In addition to the supplementary material fact containing details of the terms and conditions of the Corporate Restructuring agreed upon as above, there will be a timely publication of the respective call notices of the companies' special shareholders' meetings at which the intended Corporate Restructuring will be decided.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Telesp's holders of common and preferred shares and Vivo Participações' holders of common shares dissenting from the merger of Vivo Participações' shares into Telesp will, as from the date of publication of the drafts of the meetings that approve the Corporate Restructuring, be entitled to withdraw from the companies, upon reimbursement of the shares that they provenly hold on December 27, 2010. The reimbursement granted to shareholders dissenting from the transaction will be disclosed in due course, together with the other conditions of the transaction.

The Corporate Restructuring will be submitted for approval of ANATEL. The meetings to resolve on the Corporate Restructuring are subject to procedural steps with Securities and Exchange Commission (“SEC”), as required by the regulations of said Commission, due to the trading of the companies' ADRs on the New York Stock Exchange.

As a preliminary step for the Corporate Restructuring, Vivo Participações will absorb the Brazilian holdings TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil  S.A. (together referred to as “holdings”), which currently directly and indirectly hold the shares of Vivo Participações as their main asset. The merger of the holdings will not entail any change in the number and breakdown by type of shares of Vivo Participações, and will not affect the stake of current shareholders of Vivo Participações.

d.2) Events occurred and disclosed in 2009

At a Special Shareholders’ Meeting held on July 27, 2009, the shareholders of Telemig Celular Participações S.A. (“Telemig Participações”) and of Telemig approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Telemig Participações, of all the shares of Telemig, with the holders of the merged shares of Telemig directly receiving the new shares to which they were entitled in the merger company, Telemig Participações (the shareholders received 17.4 new shares of Telemig Participações for each share of Telemig), in accordance with the exchange ratios agreed to at the meetings of the Boards of Directors of the companies held on May 29, 2009.

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

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

In conformity with the provisions in Law 6404/76, article 252, paragraph 1, combined to article 8, the Appraisal Report, prepared by an independent company, based on the economic value of the shares of Telemig Participações merged into the Company for purposes of determination of the capital stock of the Company, was approved at that same date.

As a result of the above described approvals, the subscribed and fully paid-up capital stock of the Company increased from R$6,900,422 to R$8,780,150, represented by 400,713,827 book-entry shares, of which 137,269,188 are common shares and 263,444,639 are preferred shares, all of them registered and with no face value.

The above mentioned capital increase, of R$1,879,728, was generated from the economic value of the shares held by the non-controlling shareholders of Telemig Participações, which had an equity value of R$894,296. The difference between the economic value and the equity value of the acquired shares was originally recorded as a premium in the amount of R$985,432. Additionally, an amount of R$269,804 was originally recorded by Telemig Participações as premium upon the merger of the shares held by the non-controlling  shareholders of its subsidiary company, Telemig. A capital increase of R$460,372 was recorded in such transaction, generated from the economic value of the acquired shares, the equity value of which totaled R$190,568. During the adoption of IFRS 1 (First-time adoption of International Reporting Standards)/CPC 37 (First-time adoption of International Reporting Standards in Brazil), the premium of such transaction was updated in R$3.617 due to changes in the opening balance of Telemig Participações. As a result, the premium of such transaction in the amount of R$1,258,853 that was originally recorded as intangibles, was allocated to Equity (capital reserve) pursuant to IAS 27R (note 3.2f).

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

The calculations prepared for the exchange ratios of shares of Telemig for shares of Telemig Participações and of shares of Telemig Participações for shares of Vivo Participações, pursuant to the previously described processes, resulted in share fractions which were re-allotted on the market at auctions held on September 24 and 29, 2009 at BM&F Bovespa. These over-allotment shares represent 54,169 common shares and 42,595 preferred shares, representing a net value of R$40.95 per common share, and R$43.19 per preferred share, paid pro-rata to the fractions held by the shareholders and investors prior to the auctions.

Because Telemig became a wholly-owned subsidiary of Telemig Participações, and that Telemig Participações became a wholly-owned subsidiary of Vivo Participações, the registrations of Telemig and of Telemig Participações on the Brazilian Securities and Exchange Commission (“CVM”) and on BM&F Bovespa were requested to be cancelled. The cancellation of the registration of Telemig was granted on September 16, 2009. The cancellation of the registrations of Telemig Participações on CVM and on BM&F Bovespa were granted on October 16 and 19, 2009, respectively. The request for cancellation of the registration of Telemig Participações on the New York Security Exchange (“NYSE”) was filed by the NYSE itself, through Form 25, on September 28, 2009. At December 15, 2009, the SEC authorized the actual filing of Form 15 with itself, cancelling of the registration of Telemig Participações with the SEC as of that date.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

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

At a Special Shareholders’ Meeting held on November 30, 2009, the provision of cellular mobile telephone service was included and approved in the corporate purpose of the Bylaws of the Company, in order to enable the merger mentioned in the next paragraph.

At December 07, 2009, the Company communicated to its shareholders and to the market in general that it filed, at December 3, 2009, with the ANATEL, a request for prior approval of the merger of Telemig into Vivo Participações, in conformity with the provisions in Law no. 9.472/97 – General Telecommunications Law, in the Regulation for Verification of Share Control and Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/99, and in the other applicable regulatory instruments.

e. Share Trading in Stock Exchanges

e.1) Shares traded in the São Paulo Stock Exchange (BM&FBovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&FBovespa), under tickers TSPP3 and TSPP4, for common and preferred shares, and as of March 31, 2006, under the new tickers VIVO3 and VIVO4, respectively, as resolved at the Special General Meeting held on February 22, 2006.

e.2) Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process in the New York Stock Exchange (NYSE) under “TCP”, and as of March 31, 2006, under the new code “VIV” as resolved at the Special General Meeting held on February 22, 2006, which have the following characteristics:

•         Type of share: preferred

•         Each ADR represents 1 (one) preferred share

•         The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"

•         Foreign depositary bank: The Bank of New York

•         Custodian bank in Brazil: Banco Itaú S.A.

f. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the shared control of Vivo Participações S.A. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and its subsidiary and TIM are transactions in the regular course of business, which are regulated by ANATEL.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 – Basis of Preparation and presentation:

The consolidated financial statements of the Company for the fiscal years ended December 31, 2010 and 2009 are presented in thousands of Brazilian reais (except if expressed otherwise) and were prepared  on ongoing basis.

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”), issued by International Accounting Standards Board (“IASB”).

The Company adopted the IFRS for the first time in its consolidated financial statements for the fiscal year ended December 31, 2010, which include the comparative financial statements for the fiscal year ended December 31, 2009.

IFRS 1 (First-time Adoption of International Financial Reporting Standards) requires an entity to develop its accounting policies based on the standards and related interpretations effective on the closing date of its first consolidated IFRS financial statements (December 31, 2010), at the date of transition to IFRS(January 1, 2009) and for the comparative period shown in the first IFRS statements (December 31, 2009).

Note 3 – "Transition of the accounting practices to IFRS details the main effects of the transition to IFRS and the main differences related to the accounting practices adopted in Brazil for the Company's financial statements.

The preparation of the financial statements in accordance with IFRS requires the Management to adopt certain accounting estimates. These estimates took into consideration experiences from past and current events, assumptions regarding future events, and other objective and subjective factors, based on Management's opinion for determining the proper amounts to be recorded in the financial statements.

The Company adopted all the standards, revisions of standards and interpretations issued by IASB effective on December 31, 2010.

At the Board of Executive Officers’ meeting held at February 18, 2011, the consolidated financial statements for the year ended December 31, 2010 were authorized for issue by Management.

The consolidated financial statements include the financial statements of Vivo Participações S.A. and of subsidiary Vivo S.A. for the year ended December 31, 2010, and of Vivo Participações S.A. and subsidiaries Vivo S.A. and Telemig Celular S.A. for the year ended December 31, 2009 (note 1b), whose fiscal years coincide with those of the Company and accounting practices are uniform.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The consolidation process of the balance sheet and profit and loss accounts adds horizontally the balances of asset, liability, revenue and expense accounts, according to their nature, excluding: i) the Company's interest in the capital, reserves and retained earnings of the consolidated companies; ii) the intercompany balances in asset and liability accounts of the consolidated companies; and iii) the revenue and expense balances arising from significant transactions carried out between the consolidated companies.

2.2 – Summary of the Main Accounting Practices:

a) Cash and Cash Equivalents

Cash and cash equivalents are held with the purpose of meeting short-term cash commitments and not for investments or other purposes. This item includes cash on hand, positive balances in bank accounts and financial investments redeemable within ninety (90) days as of the transaction dates and with insignificant risk of change in market value (note 4).

b) Accounts Receivable, net

The billed amounts are measured at the value of the tariff on the date the service is provided, net of provision for impairment. The services provided to the customers that have not yet been billed up to the balance sheet date are also included, as well as the accounts receivable related to the sales of handsets, simcards and accessories (note 5).

c) Inventories

Inventories comprise handsets, simcards, prepaid cards and accessories measured at the lower of the average acquisition cost or the net realizable value. (note 6).

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete the sale.

The Company records a provision for the handsets considered obsolete or for the handsets that presented quantities higher than those usually sold by the Company and its subsidiary in a reasonable period of time (note 6).

d) Prepaid Expenses

Prepaid expenses are measured at the amounts effectively disbursed related to services paid for but not yet incurred. The prepaid expenses are recognized in the statement of operations when the related services and the economic benefits are obtained (note 9).

e) Property, Plant and Equipment, Net

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met (qualified assets) and net of credits of ICMS - Tax on Circulation of Goods and Services (state VAT) which was recorded as recoverable taxes.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciation.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The expenses incurred related to repairs and maintenance of property, plant and equipment that represent asset improvements or increases in the capacity or useful life are capitalized, while others are expensed as incurred. The estimated costs to be incurred in the dismantling of towers and equipment in rented real property are capitalized with a corresponding provision for dismantling of fixed assets (note 18) and are depreciated over the useful life of the equipment, which does not exceed the lease term.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as mentioned in note 11.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefit is expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed annually and adjusted prospectively, if appropriate.

f) Leasing

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Finance leases which transfer to the Company or its subsidiary substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs of the transaction are capitalized, if applicable. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

A leased asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. The implicit interest in the recognized loans and financing liability is over the lease term, using the effective interest rate method.

The operating lease agreements are recognized as expenses on a systematic basis that represents the period in which the benefit over the leased asset is obtained, even if such payments are not made on such basis.

g) Intangible Assets, Net

Intangible assets acquired separately are measured on initial recognition at the acquisition cost, and are subsequently amortized and/or impaired, if applicable.

Goodwill arisen from investment acquisitions is not amortized, and is subject to annual impairment tests.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Intangible assets also includes software rights of use acquired from third parties, authorization licenses obtained from ANATEL, premium amounts referring to own stores (which are being amortized over the term of the agreements) and other intangible assets (note 12).

The useful life of the intangible assets is established as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis..

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset. Gains and losses are recognized in the income statement for the year in which the asset is derecognized.

h) Impairment losses of non-financial assets

In compliance with IAS 36, the Company and its subsidiary review annually the net book value of assets, in order to assess if there are events or changes in the economic, operating or technological circumstances that might indicate the asset to be impairment.

If such evidences are identified and the net book value exceeds the recoverable amount, an impairment provision is recorded, adjusting the net book value to the recoverable amount.

The recoverable amount is defined as the higher of the value in use and the fair value less cost to sell.

In estimating the value in use of an asset, the estimated future cash flows are discounted to their present value using a pre-tax cost of capital - "CAPM - Capital Asset Pricing Model" discount rate of 14%, which reflects the weighted average cost of capital and the specific risks to the asset.

The fair value less cost to sell is determined, whenever possible, on firm sale agreement in a transaction on an arm’s length basis, between knowledgeable and interested parties, adjusted by expenses attributable to the sale of the asset, or, when no firm sale agreement exists, based on the market price of an active market, or on the price of the most recent transaction with similar assets.

Consistently with the economic valuation techniques, the assessment of the value in use is made during a period of five years, and thereafter, considering the perpetuity of the assumptions, considering the capacity of the business continuity for an indeterminate term.

Losses in continuing operations, including inventory devaluation, are recognized in the income statement (loss) in expense accounts compatible with asset function.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

For assets, excluding goodwill, an analysis is performed on the closing date of each fiscal year, to identify if there is an indication that the impairment previously recognized may no longer exist or may have decreased.

If such indication exists, the Company and its subsidiary estimate if the asset or the cash-generating unit is recoverable. An impairment loss previously recorded is reversed only if there is a change in the assumptions used to determine the asset recoverable value as from the time of recognition of the last impairment.

The reversal is limited so that the asset book value does not exceed its recoverable value, nor exceeds the book value that would have been determined, net of depreciation, if no impairment had been recognized for the asset in prior years. This reversal is recognized in the income statement.

The following criteria are applied to assess the impairment of specific assets:

h.1) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

When the recoverable amount is lower than its book value, impairment is recognized. Goodwill impairment cannot be reversed in future fiscal years.

h.2) Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

h.3) Value in use

The main assumptions used to estimate the value in use are:

•            Revenue: The revenues are projected from 2011 to 2015 considering the growth of the customer base, the evolution of the market income vis-à-vis the GDP – Gross Domestic Product and the Company and its subsidiary’s share in this market;

•            Operating costs and expenses: The variable costs and expenses were projected according to the dynamics of the customer base, and the fixed costs and expenses were projected in line with the historical performance of the Company and its subsidiary, as well as with the historical growth of the income; and

•            Capex: Capital expenditures are estimated based on the technological infrastructure required to make feasible the offering of services.

The key assumptions are based on the historical performance of the Company and its subsidiary and on reasonable macroeconomic assumptions substantiated on market financial projections, documented and approved by Company’s Management.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The impairment tests of the Company and its subsidiary’s fixed and intangible assets did not result in the recognition of losses for the years ended December 31, 2010 and 2009, since their estimated market value exceeds their net book value on the assessment date.

i) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The acquisition cost is measured at the fair value of assets, equity instruments and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are initially measured at fair value on the acquisition date, regardless of the non-controlling interest.

Initially, goodwill represents the excess of the cost of acquisition over the net fair value of the acquired assets, assumed liabilities and identifiable contingent liabilities from an acquired company, on the respective acquisition date. If the acquisition cost is lower than the fair value of the acquired company's net assets, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

j) Taxes, fees and contributions

Next, we list the acronyms of the taxes and contributions described in these financial statements:

•       CIDE – Contribution for Intervention in the Economic Domain – federal tax;

•       COFINS – Contribution for Social Security Financing  - federal tax;

•       CSSL – Social Contribution on Net Income – federal tax;

•       FISTEL –Telecommunications Inspection Fund;

•       FUNTTEL – Fund for Telecommunications Technological Development;

•       FUST – Telecommunications Universal Service Fund;

•       ICMS – Tax on the Circulation of Goods and on Services – state tax;

•       IOF – Tax on Financial Transactions – federal tax;

•       IRPJ – Corporate Income Tax – federal tax;

•       IRRF – Withholding Income Tax – federal tax;

•       ISS – Tax on Services – municipal tax;

•       PIS – Social Integration Program – federal tax;

•       TFF – Operation Inspection Fee; and

•       TFI – Installation Inspection Fee.

The service revenues are subject to ICMS or ISS at the rates prevailing in each region and to PIS and COFINS in the cumulative mode, for the revenues earned from the telecommunications services at the rates of 0.65% and 3.00%, respectively. The other revenues earned by the Company and its subsidiary, including the revenues related to the resale of goods, in the non-cumulative mode, are taxed at the rates of 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS to rates in effect in each state.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

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

The deferred income tax and social contribution were measured based on the tax losses, social contribution negative base, and temporary differences by applying the prevailing rates of the mentioned taxes expected to apply to the reversal of the temporary difference and consider the expected generation of future taxable profits substantiated by a technical feasibility study approved by the Fiscal Council. The deferred tax assets resulting from tax losses or negative base of social contribution are only recognized to the extent it is more likely than not that there will be a positive tax base in the future.

The deferred income and social contribution taxes are not discounted to their present value and are recorded as non-current in the balance sheet.

The item of taxes, fees and contributions also include the legal obligations, which are those whose legality or constitutionality are being discussed in court by the Company and its subsidiary. Provisions are created for all such amounts, irrespective of the assessment of the legal counsels of the Company and its subsidiary as to the chances of loss.

k) Provisions

k.1) General

Provisions are recognized when the Company or its subsidiary have a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The provisions were restated up to the balance sheet date at the probable loss amount, observing the nature of each contingency (note 18).

k.2) Provision for claims and litigations

The Company and its subsidiary are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims, and accounting provisions have been booked with respect to such lawsuits whose likelihood of loss was deemed as probable. The provisions for claims and litigations are determined based on the opinion of the Company's and its subsidiary's Management and legal counsel.

k.3) Provision for dismantling of assets

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

This refers to the costs to be incurred in connection with the possible need for giving back to their owners the “sites” (locations for installation of radio bases of the Company or its subsidiary) in the same conditions as they were found at the time of the execution of the initial lease agreement.

l) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily needs more than 12 months to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

m) Interest on Shareholders’ Equity and Dividends

m.1) Interest on Shareholders’ Equity

According to the Brazilian legislation, companies are allowed to pay interests on shareholders’ equity, which are similar to the payment of dividends, but are deductible for purposes of ascertainment of income tax. The Company has decided to pay interest to its shareholders with respect to the year ended at December 31, 2010 (note 22) and, pursuant to Brazilian tax laws, it booked a reserve for the amount owed in consideration of the account of financial expenses for the year’s results. For the purpose of presentation of the annual financial statements, the Company reversed such expense, recording a debit direct to shareholders’ equity, resulting in the same accounting treatment as other dividends. The distribution of interest on shareholders’ equity to the shareholders is subject to withholding income tax at 15%.

m.2) Dividends

Minimum mandatory dividends are disclosed in the 2010 balance sheet as legal obligations (provisions under current liabilities), and dividends exceeding this minimum as dividend reserves in specific line in the statement of changes in shareholders’ equity. Dividends exceeding minimum mandatory dividends for 2009 were recorded as adjustment for initial adoption of IFRS in the statement of changes in shareholders’ equity and were reversed in the dividends payable account, in the 2009 balance sheet, where they were originally presented, according to the previous rules.

n) Other Assets and Liabilities

An asset is recognized in the balance sheet when it is likely that its future economic benefit will be generated in favor of the Company or subsidiary, if its cost or value can be measured. Include the receivables from commercial agreements arising from current transactions with suppliers, the main references of which are the volume of purchases and the shared marketing campaigns (note 10).

A liability is recognized in the balance sheet when the Company or subsidiary have a legal obligation or an obligation created as a result of a past event, and it is probable that an economic resource will be required to settle it. The provisions are recorded based on the best estimate (note 18).

The assets and liabilities are classified as current assets and current liabilities when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are shown as non-current assets and non-current liabilities.

o) Adjustment to the Present Value of Assets and Liabilities

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The long-term and short-term financial assets and liabilities, when the effect is deemed to be material in relation to the financial statements as a whole, are adjusted to their present value. The adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases, implicit interest rate, of the respective assets and liabilities. Therefore, the interest embedded in the revenues, expenses and costs associated with such assets and liabilities are deducted with the purpose of recognizing them in accordance with the accrual method. Subsequently, such interest is reallocated to the lines of financial expenses and financial income for the year by using the actual interest rate method in relation to the contractual cash flows. The implicit interest rates applied were determined based on facts and circumstances, including risks specifics to the assets and liabilities, and are deemed to be accounting estimates.

The Company and subsidiary used the TJLP (long Term Interest Rate) and CDI (interbank deposit rate) for the net present value calculations applied to assets and liabilities.

p) Government grants and assistance

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to income in equal amounts over the expected useful life of the related asset.

Where loans or similar assistance are provided by governments or related institutions with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as additional government grant.

Under the  Brazilian tax rules (Provisionary Measure No. 2199-14, of August 24, 2001, subsequently amended by Law No. 11196, of November 21, 2005), legal entities with title to projects located in areas under the jurisdictions of the Amazon Development Authority (“SUDAM”) and of the Northeast Development Authority (“SUDENE”), whose businesses fall into an economic sector that is considered a priority under an act issued by the Executive Branch, may request an income tax abatement as provided for in these regulations.

The Company has been granted a tax benefit consisting of a 75% corporate tax reduction, based on net income earned from exploiting areas in northern Minas Gerais and the Jequitinhonha valley. This benefit has been granted up to and including 2013.

Vivo has been granted a tax benefit consisting of a 75% corporate tax reduction, based on income earned from exploiting areas in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit has been granted up to and including 2013.

A portion of net income for which a tax benefit has been granted was excluded from the calculation of dividends and may be used only for capital increase and compensation of losses.

In January 2010, a financing line with the Brazilian Development Bank (BNDES) was approved through the Investment Maintenance Program (BNDES-PSI). The funds, which are being used to acquire Brazilian equipment for improvement of network capacity, have been previously recorded under BNDES Finame (Government Agency for Machinery and Equipment Financing) and released as investments were made.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

As this financing has an interest rate lower than market interest rates, this transaction falls within the scope of IAS 20.  The loans have been recognized at inception at their fair values assuming market rates with a corresponding adjustment to deferred revenue. (note 20).

q) Revenue Recognition

Sales and services revenue are presented net of taxes, discounts and refunds (in the case of the sale of goods). The operating income is determined on an accrual basis:

q.1) Recognition of Telecommunications Service Revenues

Service revenues are recognized as the services are rendered, and invoiced monthly. Revenues that have not been invoiced are calculated and then recognized when services are rendered. Prepaid cell phone recharge credit revenues, as well as respective taxes due thereon, are deferred and recognized in the income statement when services are actually rendered (note 23).

q.2) Recognition of Revenues and Costs of Goods Sold

Revenues and costs of goods sold (handsets, simcards and accessories) are recorded when risks and benefits of goods are transferred to the buyers. Sales in its own stores are recognized when sold to end consumers. Revenues and costs of goods sold via dealers are recorded in the income upon activation of the handset, but, in any case, no later than 90 days after the sale date (note 23).

q.3) Financial Income and Expenses

Financial income and expenses represent interest, adjustment for inflation and foreign exchange rate changes derived from financial investments, derivative, loan, financing and debenture transactions; net present value adjustments of transactions that generate cash assets and liabilities; and other financial transactions (note 28). These are recognized on accrual basis when earned or incurred by the Company.

q.4) Customer Loyalty Program

The Company and its subsidiary have a customer loyalty program that allows customers to accumulate points when generating traffic for the use of services provided by the Company and its subsidiary. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to points awarded and recognized as deferred income pending the exchange for handsets or services redeemed at their fair value. The fair value of the points is calculated by dividing the amount of points needed to carry out the redemption by the discount value granted as a result of the customer loyalty program. The fair value of the accrued balance of generated points is deferred and recognized as income upon redemption of points.

In order to determine the fair value of the points to be recorded, it is necessary to apply statistical techniques that consider assumptions and historical data concerning the expected redemption rates, the mix of services and products that will be redeemed by customers, the percentages of expiration and cancellation of points, among others. These estimates are subject to variations and uncertainties arising from changes in the customer redemption behavior.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

r)   Financial instruments

r.1) Initial Recognition and Measurement

Financial instruments are only recognized as of the date the Company or subsidiary are provided for in the contractual provisions. Upon initial recognition, the financial assets are classified as financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or derivatives designated as hedging instruments in an effective hedge, and the financial liabilities are classified as financial liabilities at fair value through profit and loss, loans and financings, other financial liabilities, or derivatives designated as hedging instruments in an effective hedge.

When recognized, they are initially recorded at fair value plus transaction costs directly attributable to their acquisition or issue, except in the case of financial assets and liabilities classified as fair value through profit and loss, where said costs are recorded directly to the fiscal year’s income statement.

r.2) Subsequent Measurement

The subsequent measurement of financial assets and liabilities depends on their classification as follows:

Financial assets: The main financial assets recognized by the Company and its subsidiary are: cash and cash equivalents, short term investments, unrealized gains from derivative transactions, accounts receivables from customers and other assets. They are classified into the classes listed below, depending on the purpose for which they were purchased or issued:

(i) Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships They are measured at fair value on each balance sheet date. Interest, monetary restatement, foreign exchange rate fluctuations and fair value adjustment, where applicable, are recognized in the income statement as they are incurred, in the financial income or expense account. Financial assets classified at fair value are operations with derivatives not designated as hedge, when they present gains.

(ii) Loans (granted) and receivables include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method. Interest, monetary restatement, foreign exchange rate fluctuations, less impairment losses, if applicable, are recognized in the income statement, in the financial income or expense accounts. The Company and its subsidiary have net accounts receivable and other assets classified in this category.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

(iii) Held-to-maturity investments include non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. This method employs a discount rate which, when applied to estimated future receivables, during the expected effectiveness of the financial instrument, results in its net carrying value. Interest, monetary restatements, foreign exchange rate fluctuations, less impairment losses, if applicable, are recorded in the income statement as they are incurred, in financial income or expense accounts. The Company and its subsidiary do not have items classified in this category.

(iv) Available for sale: financial assets that are not classified in categories (i) to (iii) above. On the date of each balance sheet they are carried at fair value. Interest, monetary restatement and foreign exchange rate fluctuations, where applicable, are recorded in the income statement as they are incurred, in financial income or expense accounts. The changes due to the difference between the updated investment value according to the contractual terms and the fair value are recorded in shareholders’ equity in the other comprehensive income account until the time such assets are realized, they are then re-classified to income statement, net of tax effects. The Company and its subsidiary do not have items classified in this category.

Financial liabilities: The main financial liabilities recognized by the Company and its subsidiary are: accounts payable to suppliers, unrealized losses from derivatives, loans, financing and debenture transactions. They are classified into the categories listed below, according to the type of financial instrument contracted or issued:

(i) Financial liabilities carried at fair value through profit and loss include financial liabilities which are usually negotiated prior to maturity, liabilities designated on initial recognition at fair value through profit and loss and derivatives, excluding those designated as hedge instruments. These are measured at fair value on each balance sheet date. Interest, monetary restatement, foreign exchange rate fluctuations and fair value adjustments, if applicable, are recorded in the income statement as they are incurred, in financial income or expense account.

Financial liabilities classified at fair value are operations with derivatives not designated as hedge, once they present losses.

(ii) Loans and financing: after the initial recognition, loans and financing subject to interests are measured by the amortized cost, using the effective interest rate method. Gains and losses are recorded in the income statement at the moment of the derecognition, as well as during the amortization process by the effective interest rate method. Loans, financing and debentures that are not object of hedge operations are classified under this category.

(iii) Other financial liabilities: include non-derivative financial liabilities not usually negotiated prior to maturity. After initial recognition, they are carried at amortized cost, using the effective interest rate method. Interest, monetary restatement, foreign exchange rate fluctuations, if applicable, are recorded in the income statement as they are incurred, in financial income or expense accounts. The Company and its subsidiary classified under this category liabilities related to suppliers and accounts payable and other obligations.

r.3) Impairment of Financial Assets

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The Company and its subsidiary assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

A provision for impairment was recorded for accounts receivable taking into account the amounts overdue over 90 days, except for accounts receivable from interconnection fees, in addition to a portion that is being negotiated with the customers. Footnote 5 contains additional information relating to the receivables balance and provision for impairment losses.

r.4) Fair value: The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

r.5) Derivative financial instruments and hedge operations: The Company and its subsidiary use derivative financial instruments, such as currency and interest rate swaps to hedge the foreign currency and interest rates risks.  Derivative financial instruments designated in hedging operations are initially recognized at fair value on the date the derivative contract is entered, and are subsequently remeasured at fair value. Derivatives are recorded as financial assets whenever the instrument's fair value is positive, and as financial liabilities whenever the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

•  Fair value hedge when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or

•  Cash flow hedge when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment; or

•   Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company and its subsidiary formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to hedged risk. The group only applies fair value hedge accounting for hedging fixed interest risk on borrowings. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the income statement within ‘finance costs’. The gain or loss relating to the ineffective portion is recognized in the income statement within ‘other gains/(losses) - net’. Changes in the fair value of the hedge fixed rate borrowings attributable to interest rate risk are recognized in the income statement within ‘finance costs’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period or loss over the period to maturity.

The Company and its subsidiary have currency and interest rate swap to protect against the exposure of changes in fair value of loans in foreign currency and debêntures with variable interest rates (note 30).

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘other gains/(losses) –  net’.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within ‘revenue’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other gains/(losses) –  net’.

The Company and its subsidiary have no cash flow hedge as of December 31, 2010 and 2009.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective potion of the hedge is recognized in the comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘other gains/(losses) – net’.

Gains and losses accumulated in equity are included in the income statement when the foreign is partially disposed of or sold.

The Company and its subsidiary have no net investment hedge as of December 31, 2010 and 2009.

s) Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements of the Company and subsidiary requires Management to make judgments, estimates and adopt assumptions that affect reported revenues, expenses, assets and liabilities, and the disclosure on contingent liabilities, at the end of the reporting period.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

If a significant change in the facts and circumstances that serve as basis for the estimates and assumptions made by Management occurs, it could materially affect the results and financial position of the Company and subsidiary.

Fixed and intangible assets including goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Company and subsidiary evaluates its cash-generating unit’s performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating unit to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Deferred taxes

The Company and subsidiary assess the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company and its subsidiary’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Company will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Promotional campaign enrolment fee

Enrolment fees paid by the customers of the Company and subsidiary to allow them to participate in the promotional campaigns of the Company and subsidiary are deferred and recorded in profit or loss for the period the referred campaign lasts.

Multiple-element arrangements

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Determining fair values for each identified element requires estimates that are complex due to the nature of our business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.

t) Functional and presentation currency

The Company and subsidiary are located and fully operate in Brazil.

The financial statements of the subsidiary included in the consolidation of the Company are prepared using the same functional currency of the Company.

Both the functional and presentation currency of the Company and subsidiary is the Brazilian real.

u) Foreign currency transactions

Monetary assets and liabilities denominated in foreign currency are converted to the functional currency (Brazilian real) using the exchange rate on the transaction date and subsequently remeasured at thereporting date, which on December 31, 2010, was: US$1.00 = R$1.6662, JPY1.00 = R$0.0205, €1.00 = R$2.226376, and on December 31, 2009, was: US$1.00 = R$1.7412, JPY1.00 = R$0.018809, €1.00 = R$2.508373. Gains and losses from the changes in the remeasurement of these assets and liabilities from the foreign exchange rate recorded on the transaction's date and on the reporting date are recognized in profit or loss, under financial income or expense.

v) Profit sharing

The Company and subsidiary have obligations derived from labor contracts with employees, and recognize these provisions during the year. Provisions are formed to recognize profit sharing expenses. Such provisions are calculated based on qualitative and quantitative goals determined by Management and accounted for in specific accounts under Cost of Services Provided, Selling Expenses, and General and Administrative Expenses.

w) Post-employment benefit plans

The Company and subsidiary sponsor post-employment pension and health insurance funds, as well as other post-employment benefits to itheir employees (note 31). Contributions are based on actuarial calculations determined and recorded on an accrual basis. Benefit plans are actuarially evaluated at the end of each reporting period to confirm if the contribution levels have been enough to form the necessary reserve for both current and future commitments.

The Company and subsidiary operate definite-benefit pension plans, which require that contributions be made to funds managed separately, as well as defined-contribution pension plans.

The cost of offering benefits in defined-benefit plans is separately determined for each plan, using the projected unit credit method. Actuarial gains and losses from defined-benefit plans are fully recognized, in the year they occur, in other comprehensive income. Such actuarial gains and losses are immediately recognized in retained earnings, after introduction or change in the post-benefit plan,  and are not reclassified to profit or loss in future years.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Past service costs are recognized immediately right after the beginning or amendment in the pension plan.

The defined benefit asset or liability corresponds to the present value of the defined benefit obligation minus past service costs and less the fair value of the plan assets from which the obligations shall be settled. Plan assets are assets held by a long-term employee benefit fund or eligible insurance policies.

Plan assets are not available to the Company and subsidiary's creditors, nor can they be paid directly to the Company and subsidiary. The fair value is based on market price information, and for quoted securities it is the price of the offer. The value of any recognized defined benefit asset is restricted to the sum of all past service costs, and to the present value of any available economic benefit in the form of refunds and reductions in future contributions to the plan.

x) Segment Reporting

An operating segment is defined as a component of an entity for which discrete financial information is available, and which is reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to an individual segment and assess its performance. Since all decisions by management are made based on consolidated reports, the Company and subsidiary's mission is to provide its customers with quality mobile communication, there are no managers in charge of a determined segment and all decisions on strategic, financial, procuring, investment and resource application planning are made on a consolidated basis, the Company operates in a single operating segment, which is the rendering of mobile telecommunications services.

2.3 – New IFRSs and interpretations of the IFRIC (International Financial Reporting Interpretations Committee of the IASB

Some new IASB accounting standards and IFRIC interpretations have been published and/or revised, the adoption of which is optional at December 31, 2010. Management of the Company and its subsidiary has analyzed the impacts of these new pronouncements and interpretations and does not expect their adoption to cause a material impact on the annual information of the Company and its subsidiary for the year of first-time application, as follows:

• IAS 24 Disclosure Requirements for Government-Related Entities and Related Party Definition (Revised) – Simplifies the disclosure requirements for government-related entities and defines related parties. This revised rule addresses aspects that, according to previous disclosure requirements and the prior definition of related party, were extremely complex and difficult to be applied in practice, particularly in environments where government control is pervasive, and now provides a partial exemption for government-related entities as well as a revised definition of a related party. This amendment was issued in November 2009, and became effective for fiscal years beginning in January 1, 2011. The Company expects that this amendment will have no significant impact on the consolidated financial statements of the Company.

• IFRS 9 Financial Instruments – Classification and Measurement – IFRS 9 closes the first part of the project to replace "IAS 39 Financial Instruments: Recognition and Measurement." IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires that only one method be adopted for the determination of impairment losses. This standard will become effective for fiscal years beginning in January 1, 2013. The Company expects that this amendment will have no significant impact on the consolidated financial statements of the Company.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

• IFRIC 14 Prepayments of a Minimum Funding Requirement – This amendment only applies to situation where an entity is subject to minimum funding requirements and advances its contributions in order to meet such requirements. This amendment allows the entity to account for the benefit of such prepayment as an asset. This amendment became effective for fiscal years beginning in January 1, 2011. The Company expects that this amendment will have no significant impact on the consolidated financial statements of the Company.

• IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments – IFRIC 19 was issued on November 2009 and became effective on July 1, 2010, and earlier application is permitted. This interpretation clarifies the requirements of IFRS standards when an entity renegotiates the terms and conditions of a financial liability with its creditor and the latter agrees to accept entity stock or other equity instruments to settle the financial liability in full or in part. The Company does not expect IFRIC 19 to have any impact on its consolidated financial statements.

Improvements to the IFRS – The IASB has issued improvements to the rules and amendments to the IFRS in May 2010, and the amendments are effective as of January 1, 2011:

•         IFRS 3 – Business combinations.

•         IFRS 7 – Financial Instruments: Disclosures.

•         IAS 1 – Presentation of Financial Statements.

•         IFRIC 13 – Customer Loyalty Program

The Company does not expect the changes to have any impact on its consolidated financial statements.

There are no other standards and interpretations issued but not adopted yet that could have, in Management's opinion, a significant impact on profit and loss or shareholders' equity.

3. TRANSITION TO IFRS

3.1 Transition fundaments to IFRS

3.1.1 IFRS 1 application

In all prior years, including the year ended December 31, 2009, the Company prepared its consolidated financial statements pursuant to the accounting standards adopted in Brazil, CVM supplementary rules, the provisions in the Brazilian Corporate Law (Law 6,404/76) and specifically to the financial statement for the year ended December 31, 2009, following the CPC technical pronouncements in effect on that date.

The consolidated financial statements for the year ended December 31, 2010 are the first presented under IFRS. These consolidated financial statements were prepared pursuant to IFRS 1, as described in note 2.

For these financial statements, the date of transition to the IFRS was January 1, 2009. This note explains the main adjustments made by the Company and subsidiary in adopting IFRS.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

In the preparation of the financial statements at the transition date pursuant to IFRS 1, the Company applied the mandatory exemptions and certain elective exemptions from complete retrospective application of IFRS.

3.1.2 – Exemption from complete retrospective application chosen by the Company

The Company and subsidiary adopted the following elective exemption from complete retrospective application:

a) Business combinations: the Company and subsidiary opted for the prospective application of IFRS 3R as of the transition date. Therefore, business combinations prior to January 1, 2009 have not been restated.

The following elective exemption was also applicable to the Company and subsidiary, but they have decided not to adopt it:

Fair value or revaluation of property, plant and equipment and intangible assets as deemed cost: the Company has chosen not to measure property, plant and equipment and intangible assets at fair value as deemed cost, because: (i) the cost method, net of provision for impairment losses, is the best method to measure the Company's property, plant and equipment and intangible assets; (ii) the Company segregates assets in well-defined categories related to its operating activity;  (iii) the Company's assets are significantly impacted by the technological development, requiring that recoverable values and estimated useful lives of the assets be frequently and consistently revised by the Company; and (iv) the Company has efficient controls for property, plant and equipment and intangible assets that allow for losses and changes to the estimated useful lives of the assets to be detected. Therefore, amounts reported under property, plant and equipment and net intangible assets are recorded at depreciated/amortized cost, pursuant to IFRS.

The other elective exemptions for retrospective application are not applicable to the Company and its subsidiary.

3.2 Reconciliation of IFRS and accounting practices adopted in Brazil until December 31, 2009

We describe below the main differences between the IFRS and the accounting practices adopted in Brazil until December 31, 2009, that have affected the Company's consolidated financial statements.

a) Deferred income tax and social contribution: Under accounting practices adopted in Brazil until December 31, 2009, deferred income tax and social contribution were classified as current or non-current assets, depending on the expected realization. In order to comply with IAS 12, deferred taxes were reclassified from current assets to non-current assets. In addition to such reclassification, income tax and social contribution derived from IFRS adjustments were classified as non-current assets.

b) Inspection and installation tax (TFI): This tax corresponds to amounts paid every month over net additions of new customers, which used to be amortized for the estimated period of customer term, equivalent to 24 months. In order to adapt its accounting practices to the best international practices, the Company and subsidiary have started recognizing these amounts immediately directly in profit and loss, under "Cost of Services Provided – Taxes, rates and contributions" (note 24). The appropriate adjustments have been made retrospectively, as required by IFRS 1.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

c) Escrow Deposits: Under the accounting practices adopted in Brazil until December 31, 2009, escrow deposit amounts to cover civil, labor and tax lawsuits were recorded on the balance sheet as reductions to the respective liabilities. In order to meet the requirements of IAS 37, the Company and subsidiary reclassified these escrow deposits to current and non-current assets according to the expected realization (note 7).

d) Post-employment benefit plans: Under the accounting practices adopted in Brazil until December 31, 2009, net actuarial assets of post-employment benefit plans were not recognized. To meet the requirements of IAS 19, the Company and subsidiary have started recognizing the net actuarial assets of post-employment benefit plans, limited to restrictions of recoverability of surpluses applicable to Brazilian pension fund sponsors. Actuarial gains and losses referring to post-employment benefit plans and amounts referring to restrictions of recoverability of surpluses for refunds or reductions of future contributions are immediately recognized as other comprehensive income in the shareholders' equity, no longer impacting the results of operations (note 31). As set forth by IAS 19, these amounts are immediately transferred to retained earnings (accumulated losses).

e) Capitalized borrowing costs: Under the accounting practices adopted in Brazil until December 31, 2009, borrowing costs of certain loan and financing contracts related to investment activities were capitalized based on the average value of ongoing construction works, and depreciated using the same criteria and useful life used for the property, plant and equipment item they were added to. According to IAS 23, the borrowing costs should be capitalized for all qualified assets with commencement dates beginning January 1, 2009 prospectively. In order to comply with IAS 23 and after an analysis conducted by the Company and subsidiary, the Company understood the maturity of its construction works is not significant and that such charges should not be capitalized. There were no qualifying assets in 2009; therefore, all capitalized borrowing costs in 2009 were reverted (note 11).

f) Premium paid on acquisition of non-controlling interests: Under the accounting practices adopted in Brazil until December 31, 2009, goodwill was recorded upon the acquisition of shares for a value higher than the book value. To meet the requirements of IAS 27R, all acquisitions of non-controlling interests have started being treated as equity transactions, with all effects recorded in shareholders' equity, when there is no change in control. Consequently, such transactions no longer generate goodwill or profit or loss. Goodwill from acquisitions of non-controlling interests, including expenses capitalized in the process, were eliminated against the Company's shareholders' equity (note 22).

g) Deferred assets: Under the accounting practices adopted in Brazil until December 31, 2009, the Company and subsidiary kept the start-up costs of Global Telecom (predecessor of Vivo) and costs of network formation in the Northeast of Brazil recorded as deferred asset. With the IFRS adoption, the Company decided to write-off such assets. The appropriate adjustments have been made retrospectively, as required by IFRS 1.

h) Recognition of revenue under multiple-element arrangements: In order to meet the requirements of IAS 18, minute rates included in multiple-element arrangements have started being segregated and demonstrated in profit or loss as revenue from services when these services are used by the customers. The appropriate adjustments have been made prospectively, as required by IFRS 1.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

i) Donations and subsidies reserve: Under the accounting practices adopted in Brazil until December 31, 2009, amounts referring to network equipment donated by suppliers used to be directly appropriated in a specific reserve account, shareholders' equity. In order to adapt its accounting practices to the best international practices, and after an analysis performed by the Company and subsidiary, such amounts have been transferred to "Deferred Revenues" and are being amortized to profit and loss based on the useful life of the equipment in service. The appropriate adjustments have been made retrospectively, as required by IFRS 1.

j) Dividends exceeding minimum mandatory dividends: Under the Brazilian corporate law, companies could recognize dividends exceeding minimum mandatory dividend at the end of the fiscal year based on the proposal for distribution of net income of the period. In order to meet the requirements in IAS 10, dividends exceeding minimum mandatory dividends have started being recognized upon their approval by the General Meeting of Shareholders.  Therefore, the Company have reversed the amounts of dividends exceeding minimum mandatory dividends that had been recorded on December 31, 2009, and transition date as of January 1, 2009, but had not been approved at the General Shareholders’ Meeting to that date and recorded such amounts in the dividends reserve in equity. The referred dividends exceeding minimum mandatory dividends, related to the fiscal year ended December 31, 2009, payable to shareholders were approved for payment at the General Shareholders’ Meeting held on March 31 and April 16, 2010, respectively. Consequently, dividends exceeding minimum mandatory dividends for fiscal year 2009 were reversed from the dividends reserve against liability.

k) Non-controlling interest: Refers to the effects of the non-controlling interest in the adjustments made by the Company arising from the adoption of the IFRS.

l) Shareholders' equity: Refers to the effects of the controlling interest in the adjustments made by the Company arising from the adoption of the IFRS.

m) Disclosure of infrastructure swap revenues and costs: As required by IAS 18, revenues and costs referring to contracts that include the sharing, among different carriers, of network infrastructure assets with the same technical characteristics, prices, contractual conditions, and similar nature of use have started being disclosed net under revenues and costs. The appropriate adjustments have been made prospectively, as required by IFRS 1 (notes 25 and 28).

n) Roaming: Amounts referring to domestic and international roaming billing and payment, which used to be appropriated to current liabilities, have started being treated as revenues and costs in the proper periods, pursuant to the definition of agent and principal described on IAS 18. The appropriate adjustments have been made prospectively, as required by IAS 18.

o) Goodwill from the merger of TCO IP S.A.: the merger of TCO IP S.A. by Telemig and Telemig Participações, and the subsequent corporate restructuring, generated tax benefits in the amounts of R$45,524 and R$504,958, respectively, the results of which was the characterization of portion of the goodwill as deferred taxes under current and non-current assets.  All effects of this transaction were reverted following the adoption of IFRS 27R. Therefore, the goodwill from this transaction was totally allocated as an intangible asset.

p) Balance sheet reclassifications: As a result of the first-time adoption of IFRS, described above, and in order to adapt its accounting practices to the best international practices, the Company and subsidiary have made some balance sheet reclassifications, as follows:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

•       Financial investment in guarantee: reclassified from current assets to non-current assets;

•       Investments: Other investments were reclassified to other non-current assets;

•       Post-retirement benefit plan: were reclassified from other liabilities to provisions;

•       Recoverable taxes: the prepayment of taxes were segregated between current assets, non-current assets, taxes payables;

•       Provision for claims and litigations and provision for dismantling cost: reclassified to " Provisions";

•       Commercial papers: reclassified to " Debentures and Commercial Papers"; and

•      Customer loyalty program: reclassified to "Deferred Revenues”.

q) Income statement reclassifications: As a result of the first-time adoption of IFRSs, described above, and in order to adapt its accounting practices to the best international practices, the Company and subsidiary have made some statement of income reclassifications, as follows:

•       Expenses and reversals of the customer loyalty program: reclassified from "Selling Expenses" and "Other operating revenues (expenses), net" to "Telecommunications service gross revenues";

•       Amounts regarding the recovery of expenses and costs with network maintenance and other expenses: reclassified from "Other operating revenues (expenses), net" to "Costs of services provided," "Selling expenses" and "General and Administrative expenses";

•       Recovery of credits from the tax on acquisition of goods: reclassified from "Other operating revenues (expenses), net" to "Cost of goods sold"; and

•       Prepaid services' banking expenses: reclassified from "General and administrative expenses" to "Selling expenses"; and

•       Other amounts: the amounts recorded as "Recovered expenses" were reclassified to their original accounts, as presented in the table below:

Adjustments arising from the first-time adoption of IFRS have not generated significant impacts on the statements of cash flows.

In order to facilitate the understanding and identification of the amounts involved in each adjustment or reclassification, below we present the charts with the respective details at January 1 and December 31, 2009.

Balance Sheets

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

		December 31, 2009		January 1, 2009
Assets	Adjustments and reclassifications	Current	Non-Current	Current	Non-Current

		(859,186)	25,462	(1,316,763)	1,549,800

Secured Investments		(39,197)	39,197	(41,487)	41,487
;Reclassification of current and non current assets	3.2p)	(39,197)	39,197	(41,487)	41,487

deferred taxes		(796,460)	319,893	(1,228,043)	656,684
; Reclassification of deferred taxes from current to non-current	3.2a)	(796,460)	796,460	(1,120,523)	1,120,523
; Effect of deferred taxes changes on IFRS	3.2a)	-	102,752	-	99,491
; Effect of deferred taxes changes on goodwill generated from the corporate reorganization TCO IP	3.2o)	-	(541,124)	-	(550,482)
; Reclassification between assets and liabilities - Deferred and prepayment of taxes	3.2p)	-	(38,195)	(107,520)	(12,848)

Escrow deposits and blockages		200,907	608,995	164,050	445,283
Reclassification of assets and liabilities - taxes, fees and contributions	3.2c)	62,060	447,908	56,439	372,324
Reclassification of assets and liabilities - Provision for claims and litigations	3.2c)	63,785	45,553	41,719	38,359
Reclassification of assets - Other assets	3.2q)	75,062	115,534	65,892	34,600

Prepaid expenses		(149,374)	(50,953)	(145,391)	(54,143)
Fistel fee	3.2b)	(149,374)	(54,774)	(145,391)	; (54,460)
Superplus of retirement benefit plans	3.2d)	-	3,821	-	317

Other assets		(75,062)	(115,422)	(65,892)	(34,489)
Reclassification of assets - Escrow deposits and blockages	3.2p)	(75,062)	(115,534)	(65,892)	(34,600)
; Reclassification - Investiments	3.2p)	-	112	-	111

Investiments		-	;(112)	-	;(111)
; Reclassification - Other assets	3.2p)	-	;(112)	-	;(111)

Fixed assets, net		-	(36,605)	-	-
Capitalized interest - Cost	3.2e)	-	(39,913)	-	-
Capitalized interest - Depreciation	3.2e)	-	3,308	-	-

Intangible, net		-	(709,667)	-	550,482
Premium from the acquisitions of non-controlling shareholders' interests	3.2f)	-	(1,258,134)	-	-
Reversal of capitalized expenses on the acquisition ofinvestments	3.2f)	-	(2,015)	-	-
Effect of deferred taxes changes on goodwill generated from the corporate reorganization TCO IP	3.2o)	-	550,482	-	550,482

deferred charges, net
Reversal of deferred charges	3.2g)	-	(29,864)	-	(55,393)

		December 31.,2009			January 1.,2009
Liabilities	Adjustments and reclassifications	Current	Non- Current	Shareholders' Equity	Current	Non- Current	Shareholders' Equity

		(481,592)	495,552	(847,684)	(350,379)	413,696	169,720

Taxes, fees and contributions		60,462	419,071	-	(34,981)	341,871	-
Effect of taxes changes in IFRS	3.2a)	(1,598)	-	-	(1,505)	-	-
Reclassification of assets and liabilities - Escrow deposits and blockages	3.2c)	62,060	447,908	-	56,439	372,324	-
Effect of deferred taxes changes on goodwill generated from the corporate reorganization TCO IP	3.2o)	-	9,358	-	-	-	-
Reclassification between assets and liabilities - Deferred and prepayment of taxes	3.2p)	-	(38,195)	-	(89,915)	(30,453)	-

Loans and financing	3.2p)	-	-	-	(195,369)	-	-

Debentures and Promissory Notes	3.2p)	-	-	-	195,369	-	-

Interest on shreaholders' equity and dividends	3.2j)	(611,925)	-	-	(362,851)	-	-

Provisions		134,181	315,872	-	132,855	337,313	-
Reclassification of assets and liabilities - Escrow deposits and blockages	3.2c)	63,785	;45,553	-	41,719	;38,359	-
Reclassification of provisions and provisions for contingencies	3.2p)	70,396	;98,409	-	91,136	102,947	-
Reclassification of provisions and provisions for disposal of assets	3.2p)	;-	153,739	-	-	183,387	-
Reclassification - Other Liabilities (Post-employment benefit plan)	3.2p)	-	;18,171	-	-	;12,620	-

Provisions for contingencies		(70,396)	(98,409)	-	(91,136)	(102,947)	-
Reclassification of provisions and provisions for contingencies	3.2p)	(70,396)	(98,409)	-	(91,136)	(102,947)	-

deferred Income		590,320	;34,388	-	575,096	;39,156	-
Reclassification - Other liabilities	3.2p)	518,643	5,938	-	451,772	5,938	-
Adjustment to the reserve of donations and government subvention	3.2i)	-	;28,450	-	-	;33,218	-
Reclassification - Customer loyalty program	3.2p)	65,591	-	-	117,590	-	-
Adjustment of Multiple-elements revenue	3.2h)	6,086	-	-	5,734	-	-

Other liabilities		(584,234)	(175,370)	-	(569,362)	(201,697)	-
Reclassification -deferred Income	3.2p)	(518,643)	(5,938)	-	(451,772)	(5,938)	-
Adjustment of retirement benefit plans	3.2d)	-	2,478	-	-	248	-
Reclassification - Customer loyalty program	3.2p)	(65,591)	-	-	(117,590)	-	-
Reclassification of provisions and provisions for disposal of assets	3.2p)	-	(153,739)	-	-	(183,387)	-
Reclassification - Provisions (Post-employment benefit plan)	3.2p)	-	(18,171)	-	-	(12,620)	-

Non-controlling shareholders' interest	3.2k)	-	-	-	-	-	(587,804)

Shareholders' equity	3.2l)	-	-	(847,684)	-	-	757,524

Income Statement

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Income Statement	IFRS Adjustments and reclassifications	2009

Gross Operating Revenue		196,220
Rendering of services		380,105
Adjustment - Revenue with multi-elements	3.2h)	183,534
Adjustment - Roaming	3.2n)	75,789
Reclassification of selling expense - Customer loyalty program	3.2q)	(7,795)
Reclassification of recovered expenses - Customer loyalty program	3.2q)	59,792
Reclassification of recovered expenses - interconnection	3.2q)	68,785
Sales of Goods		(183,885)
Adjustment - Revenue with multi-elements	3.2h)	(183,885)
Deduction of gross operating revenue		77,688
Adjustment - Revenue with multi-elements	3.2h)	92
Reclassification of recovered expenses - ICMS	3.2q)	77,596

Net Operating Income		273,908

Costs of Services Rendered		(128,705)
Adjustment - Roaming	3.2n)	(75,789)
Adjustment - Depreciation of capitalized expenses	3.2e)	3,208
Adjustment - Fistel fee	3.2b)	(4,297)
Reclassification of recovered expenses - Fistel fee	3.2q)	5,645
Reclassification of other operating income (expenses) - Fust and Funttel	3.2q)	(127,453)
Adjustment - Disclosure of revenue (costs) of swap infrastructure	3.2m)	6,112
Reclassification of recovered expenses - Recoverage of maintanance costs and others	3.2q)	63,869
Cost of goods sold		9,251
Reclassification of recovered expenses - Recoverage of taxes on acquisitions of goods	3.2q)	9,251

Gross Profit		154,454

selling expense		(22,936)
Reclassification of recovered expenses - Recoverage of maintanance costs and others	3.2q)	8,918
Reclassification of bank expenses (pre-paid)	3.2q)	(39,649)
Reclassification of service revenue - Customer loyalty program	3.2q)	7,795
General and Administrative expenses		43,395
Reclassification of recovered expenses - Recoverage of maintanance costs and others	3.2q)	6,644
Reclassification of selling expense - bank expenses (pre-paid)	3.2q)	39,649
Adjustment - capitalized expenses in the acquisition ofinvestments	3.2f)	(2,898)
Others income (expenses), net		(140,080)
Reclassification of recovered expenses - Fistel fee	3.2q)	(5,645)
Reclassification of recovered expenses - Customer loyalty program	3.2q)	(59,792)
Reclassification of recovered expenses - Recoverage of maintanance costs and others	3.2q)	(79,431)
Reclassification of recovered expenses -Recoverage of taxes on acquisitions of goods	3.2q)	(9,251)
Reclassification of recovered expenses - Interconection	3.2q)	(68,785)
Reclassification of recovered expenses - ICMS	3.2q)	(77,596)
Adjustment - Disclosure of revenue (costs) of swap infrastructure	3.2m)	(6,112)
Adjustment - Amortization defffred assets	3.2g)	25,529
Reclassification of services rendered - Fust and Funttel	3.2q)	127,453
Adjustment - retirement benefit plan	3.2d)	10,797
Adjustment - Donations and subventions	3.2i)	4,768
Adjustment - goodwill generated in capital increase the with reserves	3.2f)	(2,015)

Income before financial expenses		34,833

Operating expenses, net		(39,813)
Adjustment - capitalized financial charges	3.2e)	(39,813)

Losses, net taxes and interests		(4,980)
Income tax and social contribution	3.2a)	22
Non-controlling shareholders' interest	3.2k)	(1,787)

Losses generated by the applciation of the IFRS		(6,745)

Below we present the charts with the amounts corresponding to the impacts: (i) on the balance sheets as at January 1, 2009 and December 31, 2009; (ii) on the income statement as at December 31, 2009; and (iii) on shareholders' equity as at January 1, 2009 and December 31, 2009.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The 2010 financial statements already incorporate the aforementioned adjustments and reclassifications.

Balance sheet reconciliation as at January 1, 2009 – Transition Date

ASSETS	Note	Balance at 1.1.09 - before Adjustments	IFRS Adjustments	Reclassifications	Balance at 1.1.09 - after Adjustments

Current
Cash and cash equivalents		2,182,913	-	-	2,182,913
Short-term Investments	3.2p)	41,487	-	(41,487)	-
Receivable accounts, net		2,578,498	-	-	2,578,498
Inventory		778,704	-	-	778,704
Defferred taxes recoverable	3.2a)	2,358,647	-	(1,228,043)	1,130,604
Escrow deposits and blockages	3.2c) e 3.2p)	-	-	164,050	164,050
Derivative contracts		347,448	-	-	347,448
Prepaid expenses	3.2b)	316,622	(145,391)	-	171,231
Other assets	3.2p)	322,934	-	(65,892)	257,042
Total current assets		8,927,253	(145,391)	(1,171,372)	7,610,490

Non- Current
Long term assets:
Secured Investments	3.2p)	47,335	-	41,487	88,822
Deferred and recoverable taxes	3.2a) e 3.2o)	2,732,022	(450,991)	1,107,675	3,388,706
Escrow deposits and blockages	3.2c) e 3.2p)	-	-	445,283	445,283
Derivative contracts		285,303	-	-	285,303
Prepaid expenses	3.2b) e 3.2d)	80,206	(54,143)	-	26,063
Other assets	3.2p)	46,291	-	(34,489)	11,802
Investments		111	-	(111)	-
Fixes assets, net		7,183,908	-	-	7,183,908
Intangible assets, net	3.2o)	4,438,982	550,482	-	4,989,464
Deferred assets, net	3.2g)	55,393	(55,393)	-	-
Total non-current assets		14,869,551	(10,045)	1,559,845	16,419,351

Total assets		23,796,804	(155,436)	388,473	24,029,841

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Liabilities	Note	Balance at 1.1.09 - before Adjustments	IFRS Adjustments	Reclassifications	Balance at 1.1.09 - after Adjustments

Current
Payroll and related accruals		185,471	-	-	185,471
Trade accounts payable		3,726,324	-	-	3,726,324
Taxes payable	3.2a) and 3.2c)	785,603	(1,505)	(33,476)	750,622
Loans and financing	3.2p)	2,006,972	-	(195,269)	1,811,703
Debentures and Promissory Notes	3.2p)	1,112,876	-	195,269	1,308,145
Interest on shareholders' equity and dividends	3.2j)	545,864	(362,851)	-	183,013
Provisions	3.2c) and 3.2p)	-	-	132,855	132,855
Provisions for contingencies	3.2p)	91,136	-	(91,136)	-
Deferred revenues	3.2h) and 3.2p)	-	5,734	569,362	575,096
Derivative contracts		105,352	-	-	105,352
Other liabilites	3.2p)	820,233		(569,362)	250,871
Total Current-liabilities		9,379,831	(358,622)	8,243	9,029,452

Non- Current
Taxes payable	3.2c)	275,272	-	341,871	617,143
Loans and financing		3,826,385	-	-	3,826,385
Debentures and Promissory Notes		1,056,923	-	-	1,056,923
Provisions	3.2c) and 3.2p)	-	-	337,313	337,313
Provisions for contingencies	3.2p)	102,947	-	(102,947)	-
Deferred revenues	3.2i) and 3.2p)	-	33,218	5,938	39,156
Derivative contracts		97,971	-	-	97,971
Other liabilites	3.2d) and 3.2p)	202,144	248	(201,945)	447
Total Non-current liabilities		5,561,642	33,466	380,230	5,975,338

non-controlling shareholders' interest	3.2k)	587,804	(587,804)	-	-

Shareholders' Equity	3.2l)	8,267,527	757,524	-	9,025,051

Total Liabilities and shareholders' equity		23,796,804	(155,436)	388,473	24,029,841

Balance sheet reconciliation as at December 31, 2009 – Comparative Fiscal Year

ASSETS	Note	Balance recorded at 12.31.09	IFRS Adjustments	Reclassifications	Balance at 12.31.09 - new presentation

Current
Cash and cash equivalents		1,258,574	-	-	1,258,574
Short-term investments	3.2p)	39,197	-	(39,197)	-
Accounts receivable, net		2,546,806	-	-	2,546,806
Inventories		423,634	-	-	423,634
Recoverable deferred taxes	3.2a)	1,982,691	-	(796,460)	1,186,231
Escrow deposits and blockages	3.2c) and 3.2p)	-	-	200,907	200,907
Derivative contracts		14,700	-	-	14,700
Prepaid expenses	3.2b)	311,328	(149,374)	-	161,954
Other assets	3.2p)	246,028	-	(75,062)	170,966
Total current assets		6,822,958	(149,374)	(709,812)	5,963,772

Non- Current
Long term:
Secured investments	3.2p)	51,344	-	39,197	90,541
Recoverable deferred taxes	3.2a) and 3.2o)	2,770,909	(438,372)	758,265	3,090,802
Escrow deposits and blockages	3.2c) and 3.2p)	-	-	608,995	608,995
Derivative contracts		137,060	-	-	137,060
Prepaid expenses	3.2b) and 3.2d)	74,383	(50,953)	-	23,430
Other assets	3.2p)	118,523	-	(115,422)	3,101
Investments		112	-	(112)	-
Fixed assets, net	3.2e)	6,445,109	(36,605)	-	6,408,504
Intangible assets	3.2f) and 3.2o)	5,566,867	(709,667)	-	4,857,200
Deferred assets, net	3.2g)	29,864	(29,864)	-	-
Total non-current assets		15,194,171	(1,265,461)	1,290,923	15,219,633

Total assets		22,017,129	(1,414,835)	581,111	21,183,405

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Liabilities	Note	Balance recorded at 12.31.09	IFRS Adjustments	Reclassifications	Balance at 12.31.09 - new presentation

Current
Payroll and related accruals		161,366	-	-	161,366
Trade accounts payable		3,053,587	-	-	3,053,587
Taxes payable	3.2a) and 3.2c)	892,893	(1,598)	62,060	953,355
Loans and financing		688,397	-	-	688,397
Debentures and Promissory Notes		266,256	-	-	266,256
Interest on shareholders' equity and dividends	3.2j)	934,358	(611,925)	-	322,433
Provisions for contingencies	3.2c) and 3.2q)	70,396	-	(70,396)	-
Provisions	3.2p)	-	-	134,181	134,181
Derivative contracts		30,970	-	-	30,970
Deferred revenues	3.2h) and 3.2q)	-	6,086	584,234	590,320
Other liabilities	3.2q)	834,824	-	(584,234)	250,590
Total do Liabilities Current		6,933,047	(607,437)	125,845	6,451,455

Non- Current
Taxes payable	3.2c) and 3.2p)	317,063	9,358	409,713	736,134
Loans and financing		2,306,632	-	-	2,306,632
Debentures and Promissory Notes		1,863,209	-	-	1,863,209
Provision for claims and litigations	3.2c) and 3.2q)	98,409	-	(98,409)	-
Provisions	3.2q)	-	-	315,872	315,872
Derivative contracts		131,418	-	-	131,418
Deferred revenues	3.2i) and 3.2q)	-	28,450	5,938	34,388
Other liabilities	3.2d) and 3.2q)	176,527	2,478	(177,848)	1,157
Total non- current liabilities		4,893,258	40,286	455,266	5,388,810

Shareholders' equity	3.2l)	10,190,824	(847,684)	-	9,343,140

Total liabilities and shareholders' equity		22,017,129	(1,414,835)	581,111	21,183,405

Income Statement reconciliation as at December 31, 2009 – Comparative Fiscal Year

	Note	Income statements disclosed at 12.31.09	IFRS Adjustments	Reclassifications	Income statements disclosed at 12.31.09 - new presentation

Telecommunications Services	3.2h), 3.2n) and 3.2r)	19,939,437	259,323	120,782	20,319,542
Sale of goods	3.2h)	2,932,237	(183,885)	-	2,748,352
Gross Operating Revenue		22,871,674	75,438	120,782	23,067,894
Deduction from gross revenue	3.2h) and 3.2r)	(6,508,488)	92	77,596	(6,430,800)
Net Operating revenue		16,363,186	75,530	198,378	16,637,094
Cost of services rendered	3.2b), 3.2and), 3.2m), 3.2n) and 3.2r)	(6,940,569)	(70,766)	(57,939)	(7,069,274)
Cost of goods sold	3.2q)	(2,011,001)	-	9,251	(2,001,750)
Groos Income		7,411,616	4,764	149,690	7,566,070
Selling expenses	3.2r)	(4,357,422)	-	(22,936)	(4,380,358)
General and administrative expenses	3.2f) and 3.2r)	(1,334,190)	(2,898)	46,293	(1,290,795)
Other operating income (expenses), net	3.2d), 3.2f), 3.2g), 3.2i), 3.2m) and 3.2r)	240,812	32,967	(173,047)	100,732
Income before financial expenses, net		1,960,816	34,833	-	1,995,649
Financial expenses, net	3.2e)	(487,229)	(39,813)	-	(527,042)
Income before taxes		1,473,587	(4,980)	-	1,468,607
Income tax and social contribution	3.2a)	(590,453)	22	-	(590,431)
non-controlling shareholders' interet	3.2k)	(25,648)	(1,787)	27,435	-
Net income for the period		857,486	(6,745)	27,435	878,176

NET INCOME ATTRIBUTABLE TO:
Shareholders of the Company					850,741
Non-controlling interest					27,435
NET INCOME FOR THE YEAR					878,176

Shareholders' equity reconciliation as at January 1 and December 31, 2009

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

		12.31.09	1.1.09
Shareholders' equity before effects of IFRS Adjustments	Note	10,190,824	8,267,527

Adjustment effects that occurred by result
Fistel fee	3.2b)	(4,297)	-
Post-employment benefit plans	3.2d)	10,797	-
Interets on ongoing construction works	3.2e)	(36,605)	-
Capitalized expenses on the acquisition of investments	3.2f)	(4,913)	-
Deferred assets	3.2g)	25,529	-
Multi-elements	3.2h)	(259)	-
Donation of network equipment	3.2i)	4,768	-
Income tax and social contribution	3.2a)	22	-
Non-controlling Interest	3.2k)	(1,787)	-
Total		(6,745)	-

Adjustment effects that did not ocurred by result
Fistel fee	3.2b)	(199,851)	(199,851)
Post-employment benefit plans	3.2d)	(9,454)	69
Premium paid on acquisition of non-controlling interest	3.2f)	(1,258,853)	-
Deferred assets	3.2g)	(55,393)	(55,393)
Multi-elements	3.2h)	(4,229)	(4,229)
Donations of network equipment	3.2i)	(33,218)	(33,218)
Addtional dividends	3.2j)	611,925	362,851
Income tax and social contribution	3.2a)	102,728	99,491
Non-controlling Interest	3.2k)	5,406	587,804
Total		(840,939)	757,524

Shareholders' equity after effects of IFRS Adjustments		9,343,140	9,025,051

4. CASH AND CASH EQUIVALENTS

	12.31.10	12.31.09	1.1.09
Cash and banks	42,090	46,468	56,038
Short-term investments	2,098,727	1,212,106	2,126,875
Total	2,140,817	1,258,574	2,182,913

Financial investments refer to fixed-income transactions, pegged to the variation of the Interbank Deposit Certificates ("CDI"), with immediate liquidity, distributed among different prime financial institutions.

5. ACCOUNTS RECEIVABLE, NET

	12.31.10	12.31.09	1.1.09
Receivables from billed services	1,149,659	1,105,069	1,125,162
Receivables from interconnection fees	877,360	784,524	796,147
Receivables from unbilled services	647,374	590,617	539,812
Receivables from handsets and accessories sold	369,009	391,578	504,685
(-) Allowance for doubtful accounts	(221,930)	(324,982)	(387,308)
Total	2,821,472	2,546,806	2,578,498

Below we present the aging analysis of accounts receivables for which no allowance has been recorded:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10	12.31.09	1.1.09
Unbilled	647,374	590,617	539,812
Not due yet	1,767,697	1,561,644	1,409,734
Overdue accounts – from 1 to 30 days	194,164	208,393	322,847
Overdue accounts – from 31 to 60 days	75,465	67,059	85,393
Overdue accounts – from 61 to 90 days	52,920	51,485	67,657
Overdue accounts – from 91 to 180 days	26,261	33,969	60,376
Overdue accounts – from 181 to 360 days	57,591	28,797	42,890
Overdue accounts – more than 360 days	-	4,842	49,789
Total	2,821,472	2,546,806	2,578,498

No customer represented more than 10% of accounts receivable, net, as of December 31, 2010 and 2009, except for Telecomunicações de São Paulo S.A. (Telefónica), which represented 10.6% as of December 31, 2009. Such amounts basically refer to interconnection and co-billing arrangements.

As of December 31, 2010, the accounts receivable balance includes R$292,248 (R$116,747 on December 31, 2009) referring to co-billing payments to other carriers, whose amounts were determined based on statements of commitment, because agreements have not been executed by the parties yet. The definition of parties’ responsibilities regarding fraud, by the regulatory agency, as well as an agreement between the parties, are still pending. The Company does not expect any financial loss with respect to this matter.

The changes in the allowance for doubtful accounts for fiscal years ended on December 31, 2010 and 2009 are as follows:

Balance on January 1, 2009	387,308
Additional allowance (Note 26)	213,235
Write-offs	(275,561)
Balance on December 31, 2009	324,982
Additional allowance (Note 26)	169,649
Write-offs	(272,701)
Balance at December 31, 2010	221,930

6. INVENTORIES

	12.31.10	12.31.09	1.1.09
Handsets	276,044	422,337	747,186
Simcard (chip)	28,077	28,176	57,514
Accessories and other	4,415	9,033	16,584
(-) Provision for obsolescence	(20,624)	(35,912)	(42,580)
Total	287,912	423,634	778,704

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Below we present the changes in the impairment provision:

Balance at January 1, 2009	42,580
Increase	10,966
Reversal	(17,634)
Balance at December 31, 2009	35,912
Increase	21,597
Reversal	(36,885)
Balance at December 31, 2010	20,624

Costs of goods sold, including impairment provision amounts, are described in note 24.

7. ESCROW DEPOSITS

The Company and its subsidiary have escrow deposits in connection with civil, labor and tax lawsuits (notes 16 and 19), as follows:

	12.31.10	12.31.09	1.1.09
Escrow deposits
Tax	958,298	649,541	483,920
Civil	70,875	67,215	42,187
Labor	51,958	39,167	34,865
Total	1,081,131	755,923	560,972
Deposits blocked in court	58,845	53,979	48,361
Total	1,139,976	809,902	609,333

Current	138,889	200,907	164,050
Noncurrent	1,001,087	608,995	445,283

Below is a brief description of the main consolidated tax escrow deposits:

•       PIS and COFINS

The Company and subsidiary are parties to judicial claims involving the following matters: i) debts arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to divergences in the ancillary statements (DCTFs); and iii) disputes referring to changes in rates and increase in the taxable bases introduced by Law 9718/98. As of December 31, 2010, the balance of escrow deposits amounted to R$64,212 (R$36,073 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are allocated as taxes, fees and contributions (note 15).

•       CIDE

The Company and subsidiary are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of resources derived from agreements for the transfer of technology, brand and software licensing, etc. As of December 31, 2010, the balance of escrow deposits amounted to R$99,129 (R$63,695 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are allocated as taxes, fees and contributions (note 15).

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

•       FISTEL

Telemig (company merged on June 1, 2010) filed a writ of mandamus challenging the liability for the payment of fees for the inspection of mobile stations that are not owned by Telemig, and started provisioning with corresponding escrow deposits for the amounts referring to the TFF and TFI fees. This lawsuit is pending a decision by the 1st Region Federal Court of Appeals. As of December 31, 2010, the balance of escrow deposits amounted to R$566,912 (R$416,625 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are allocated as taxes, fees and contributions (note 15).

•       IRRF

Telemig Participações (company merged on November 13, 2009) filed writs of mandamus claiming its right not to have IRRF (Withholding Income Tax) assessed over interest on shareholder’s equity paid by the parent company. As of December 31, 2010, the balance of court deposits amounted to R$22,944 (R$21,445 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are allocated as taxes, fees and contributions (note 15).

Vivo is party to other judicial claims involving the following matters: i) IRRF levied on rent and royalties income, salary, and fixed-income financial investments; ii) debts referring to the offsetting of IRPJ and CSLL overpayments not recognized by the Federal Revenue Service, and debt referring to rate of default derived from the untimely and voluntary payment of IRRF; and iii) obtaining a debt clearance certificate (CND) in order to eliminate such debts as hindrances to obtaining these certificates and delisting its name from the registry of unpaid debts with the federal government (CADIN). As of December 31, 2010, the balance of escrow deposits amounted to R$9,759 (R$5,797 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are  stated in the provisions item (note 19).

•       IRPJ

The Company was party to judicial claims involving the following matters: i) renewal of the debt clearance certificate requiring authorization to make a deposit of the full restated amount of the debts; ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF); and iii) voluntary disclosure. As of December 31, 2010, the balance of escrow deposits amounted to R$1,138 (R$2,671 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are stated in the provisions item (note 19).

•       Contribution to EBC

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law 11,652/2008. Vivo and Telemig (company merged on June 1, 2010), as members of the union, made escrow deposits in the amounts referring to that contribution, totaling R$131,086 and R$15,928, respectively, on December 31, 2010 (R$55,153 and R$6,604 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits  are stated in the provisions item (note 19).

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

•       ICMS

The Company and subsidiary are parties to judicial claims involving the following matters: i) spontaneous infraction notice; ii) ICMS allegedly levied on access, adhesion, activation, availability and use of services, as well as supplementary services and additional conveniences; right to credit from the acquisition of property, plant and equipment, as well as electric power; and (iii) pre-paid service activation cards. As of December 31, 2010, the balance of escrow deposits amounted to R$29,459 (R$17,106 on December 31, 2009). The claims and ligitations amounts related to such escrow deposits are allocated as taxes, fees and contributions (note 15).

•       Other taxes, fees and contributions

As of December 31, 2010, the balance of escrow deposits of the Company and subsidiary amounted to R$17,731 (R$24,372 on December 31, 2009), referring to the challenging of: i) ISS levied on revenues derived from number substitution, handset replacement, detailed statement, specific number choice, contact transfer, voicemail, blocking on demand, and ISS levied on a mobile phone's activation; ii) social contributions referring to the alleged lack of payment of 11% over the value of several contractors' invoices and receipts for transfer of labor; iii) CPMF; and iv) PPNUM (Public Price for the Management of Numbering Resources) by ANATEL. The claims and ligitations amounts related to such escrow deposits  are stated in the provisions item (note 19).

8. DEFERRED AND RECOVERABLE TAXES

8.1 RECOVERABLE TAXES

	12.31.10	12.31.09	1.1.09
Prepaid income and social contribution taxes	758,822	814,218	758,558
Recoverable state VAT (ICMS)	607,472	648,124	553,521
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	250,751	315,981	370,813
Withholding income tax	62,270	64,378	155,204
Other recoverable taxes	27,416	23,913	23,951
ICMS to be allocated	334,756	288,015	192,058
Total	2,041,487	2,154,629	2,054,105

Current	1,003,384	1,186,231	1,130,604
Noncurrent	1,038,103	968,398	923,501

8.2 DEFERRED TAXES

The breakdown of deferred income and social contribution taxes is as follows:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10	12.31.09	1.1.09
Income and social contribution taxes loss carryforwards (a)	834,304	1,041,575	1,131,195
Tax credit acquired - restructuring (b)	63,794	127,598	366,512
Tax credits on temporary differences: (c)
Contingencies and legal liability	308,657	227,812	202,983
Useful life changes - depreciation	201,979	209,755	131,731
Suppliers	171,800	151,150	155,185
Valuation allowance and provision for losses - fixed assets	82,721	99,754	108,566
Allowance for doubtful accounts	75,456	110,494	131,685
Customer loyalty program	16,024	22,301	39,980
Derivative contracts	22,343	8,681	28,974
Employee profit sharing	58,887	23,851	33,163
Provision for obsolescence	7,012	12,210	14,478
IFRS Adjustments (Note 2)	35,726	86,565	80,738
Effects of goodwill from the merger of Telemig and Telemig Participações into TCO IP S.A. (note 3.2p)	(172,463)	(83,806)	-
Other amounts	83,478	84,464	40,015
Total deferred taxes in non-current assets	1,789,718	2,122,404	2,465,205

The deferred taxes were recorded assuming their future realization, as follows:

a)      Tax loss carryforward and negative tax base: represent the amount recorded, which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax bases in the amount of R$692,468 at December 31, 2010 (R$688,023 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate sufficient future taxable results to ensure realization of these deferred taxes. Below we present tax credit amounts from tax loss carryforwards recognized and not recorded by the Company.

	Income tax	Social Contribution	Total

Income and social contribution taxes loss carryforwards on 1.1.09
Tax credit (25% + 9%)	1,340,843	479,923	1,820,766
Tax credit, recognized	833,813	297,382	1,131,195
Tax credit, not recognized	507,030	182,541	689,571

Income and social contribution taxes loss carryforwards on 12.31.09
Tax credit (25% + 9%)	1,275,632	454,385	1,730,017
Tax credit, recognized	769,432	272,143	1,041,575
Tax credit, non recognized	506,200	182,242	688,442

Income and social contribution taxes loss carryforwards on 12.31.10
Tax credit (25% + 9%)	1,123,840	403,351	1,527,191
Tax credit, recognized	617,052	217,252	834,304
Tax credit, non recognized	506,788	186,099	692,887

b)      Tax credit acquired - restructuring: represented by the tax benefit deriving from the tax goodwill deductibility generated in the corporate restructuring process. Realization occurs proportionally to the amortization, for tax purpose, of the goodwill in tax books, in a period from 5 to 10 years. Studies performed by independent consultants during the corporate reorganization process support the recovery of such amounts within the above referred timeframe. Said restructuring did not generate an accounting goodwill.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

c)      Tax credits on temporary differences: their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. With the merger of Telemig that took place on June 1, 2010, the Company recorded a deferred income and social contribution tax assets in the amount of R$176,505 with an offsetting credit to equity.

The Company and its subsidiary prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2010.

The breakdown in deferred income and social contribution tax assets is as follows:

	Income and social contribution taxes loss carryforwards	Tax credit acquired	Tax credits on temporary differences	Total

Balance at 1.1.09	1,131,195	366,512	967,498	2,465,205
Realization	(89,620)	(238,914)	(14,267)	(342,801)
Balance at 12.31.09	1,041,575	127,598	953,231	2,122,404
Realization	(207,271)	(63,804)	(61,611)	(332,686)
Balance at 12.31.10	834,304	63,794	891,620	1,789,718

At December 31, 2010, the schedule of deferred income and social contribution taxes realization was structured as follows:

Year
2011	927,338
2012	354,890
2013	190,193
After 2014	317,297
Total	1,789,718

9. PREPAID EXPENSES

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10	12.31.09	1.1.09
Prepayment of advertising	145,282	123,911	136,244
Rent	18,633	19,268	19,696
Financial charges	6,645	6,747	8,747
Insurance premium	6,161	5,279	6,635
Post-employment benefit plan	1,701	3,821	317
Software maintenance	21,774	26,358	25,655
Total	200,196	185,384	197,294

Current	182,894	161,954	171,231
Noncurrent	17,302	23,430	26,063

10. OTHER ASSETS

	12.31.10	12.31.09	1.1.09
Credits with Company's owned by Group	78,074	79,276	11,064
Employee advances and other assets	12,005	10,562	8,286
Credits with suppliers	95,754	62,334	111,883
Subsidies on handsets sales	35,918	10,411	115,593
Other assets	12,817	11,484	22,018
Total	234,568	174,067	268,844

Current	232,967	170,966	257,042
Noncurrent	1,601	3,101	11,802

11. PROPERTY, PLANT AND EQUIPMENT, NET

11.a) Breakdown and Changes

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Lands	Other fixed assets	Fixed assets in construction	Total
Cost
Balances at 1.1.09	8,979,713	3,018,294	4,243,681	2,310,275	296,670	70,352	1,767,321	857,788	21,544,094
Additions	15,313	39,776	-	405,219	-	30,696	71,967	1,204,407	1,767,378
Write-offs	(312,267)	(9,064)	(72,077)	(14,306)	(532)	(334)	(19,178)	-	(427,758)
Transfers	978,214	369,052	25,273	20,343	2,846	550	128,073	(1,743,263)	(218,912)
Balances at 12.31.09	9,660,973	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,664,802
Additions	71,087	28,178	679	357,292	49,317	120	101,959	1,365,810	1,974,442
Write-offs	(835,660)	(63,590)	(684,685)	(1,126)	(466)	(814)	(96,006)	-	(1,682,347)
Transfers	646,118	265,682	87,862	-	(619)	-	65,733	(1,063,128)	1,648
Balances at 12.31.10	9,542,518	3,648,328	3,600,733	3,077,697	347,216	100,570	2,019,869	621,614	22,958,545

Depreciation
Balances at 1.1.09	(6,647,993)	(1,741,083)	(2,680,686)	(2,005,070)	(87,318)	-	(1,198,036)	-	(14,360,186)
Additions (*)	(873,749)	(227,188)	(709,636)	(421,425)	(10,334)	-	(190,560)	-	(2,432,892)
Write-offs	329,370	7,571	51,299	14,254	301	-	16,568	-	419,363
Transfers	4,001	(34)	113,533	-	4	-	(87)	-	117,417
Balances at 12.31.09	(7,188,371)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,256,298)
Additions (*)	(825,238)	(282,093)	(386,530)	(402,204)	(8,345)	-	(167,339)	-	(2,071,749)
Write-offs	893,154	54,928	652,938	1,003	339	-	93,358	-	1,695,720
Transfers	1,947	(954)	2,128	(1)	171	-	(5,118)	-	(1,827)
Balances at 12.31.10	(7,118,508)	(2,188,853)	(2,956,954)	(2,813,443)	(105,182)	-	(1,451,214)	-	(16,634,154)

Net balances at 1.1.09	2,331,720	1,277,211	1,562,995	305,205	209,352	70,352	569,285	857,788	7,183,908

Net balances at 12.31.09	2,472,602	1,457,324	971,387	309,290	201,637	101,264	576,068	318,932	6,408,504

Net balances at 12.31.10	2,424,010	1,459,475	643,779	264,254	242,034	100,570	568,655	621,614	6,324,391

(*) The total depreciation costs and expenses are disclosed in “Depreciation”, in notes 25, 26 and 27.

(**) The remaining balance in the transfers presented in the preceding table, refers to transfers made between property, plant and equipment accounts and intangible assets accounts (note 12b).

Property, plant and equipment are subject to impairment test when there is an indication of potential impairment, as mentioned in note 2.2i.

11.b) Depreciation Rates

In compliance with IAS 16 and IFRS 1, the Company and its subsidiary evaluated the useful life applied over its property, plant and equipment, by means of market data direct comparative method. The works executed by a specialized company did not indicate the need of material changes in the useful life of assets that could significantly affect its total net property, plant and equipment and the annual depreciation expense.

Property, plant and equipment are depreciated on a straight-line basis at the following annual rates:

	2010	2009
Transmission equipment	10.00 to 33.33	14.29 to 20.00
Infrastructure	4.00 to 20.00	2.87 to 20.00
Switching equipment	14.29 to 33.33	14.29 to 20.00
Terminals	66.67	66.67
Buildings	2.86	2.86 to 4.00
Other assets	6.67 to 20.00	6.67 to 20.00

11.c) Pledged Assets

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

At December 31, 2010, the Company and its subsidiary had items of property, plant and equipment offered as collateral in lawsuits in the amount of R$66,194 (R$83,534 at December 31, 2009).

12. INTANGIBLE ASSETS, NET

12.a) Breakdown and Changes

	Goodwill (*)	Software use rights	Concession licenses	Other intangible assets	Software - in development	Total
Cost
Balances at 1.1.09	1,990,911	3,974,243	2,249,619	80,340	198,573	8,493,686
Additions	-	219,467	-	4,935	337,724	562,126
Write-offs	-	(1,464)	-	-	-	(1,464)
Transfers	-	659,634	-	2,501	(443,223)	218,912
Balances at 12.31.09	1,990,911	4,851,880	2,249,619	87,776	93,074	9,273,260
Additions	-	253,212	-	1,211	260,218	514,641
Write-offs	-	(158,344)	-	(1)	-	(158,345)
Transfers	-	220,415	-	(70)	(221,993)	(1,648)
Balances at 12.31.10	1,990,911	5,167,163	2,249,619	88,916	131,299	9,627,908

Amortization
Balances at 1.1.09	-	(2,684,577)	(751,018)	(68,627)	-	(3,504,222)
Additions (*)	-	(637,240)	(152,432)	(6,215)	-	(795,887)
Write-offs	-	1,466	-	-	-	1,466
Transfers	-	(115,265)	-	(2,152)	-	(117,417)
Balances at 12.31.09	-	(3,435,616)	(903,450)	(76,994)	-	(4,416,060)
Additions (*)	-	(553,751)	(152,364)	(3,501)	-	(709,616)
Write-offs	-	158,138	-	-	-	158,138
Transfers	-	1,757	-	70	-	1,827
Balances at 12.31.10	-	(3,829,472)	(1,055,814)	(80,425)	-	(4,965,711)

Net balances at 1.1.09	1,990,911	1,289,666	1,498,601	11,713	198,573	4,989,464

Net balances at 12.31.09	1,990,911	1,416,264	1,346,169	10,782	93,074	4,857,200

Net balances at 12.31.10	1,990,911	1,337,691	1,193,805	8,491	131,299	4,662,197

(*) Goodwill derives from the difference between the value of acquisition and the fair value of shareholders' equity of acquired companies, calculated on the acquisition dates and are based on the expectation of future profitability. These amounts are subject to annual impairment test. For the years ended December 31, 2010 and 2009, it was not necessary to recognize an impairment loss.

(*) The total amortization costs and expenses are disclosed in “Amortization”, in notes 25, 26, and 27.

(**) The remaining balances in the transfers presented in the preceding table refers to the transfers made between property, plant and equipment accounts and intangible assets accounts (note 11b).

The Company and its subsidiary evaluated the useful life applied over its intangible assets, by means of market data direct comparative method. The works executed by a specialized company did not indicate the need of material changes in the useful life of assets that could significantly affect its total net intangible assets.

Intangible assets with finite useful life are subject to impairment test whenever there is an indication that intangible asset may be impaired. as mentioned in note 2.2i. Other intangible assets are subject to annual impairment tests.

12.b) Amortization Rates

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Annual amortization rates (%) applied in 2010 and 2009 are as follows:

	2010	2009
Software use rights	20.00	20.00
Concession licenses	6.67 to 20.00	6.67 to 20.00
Other assets	10.00 to 20.00	6.67 to 20.00

13. PERSONNEL, CHARGES AND PAYROLL BENEFITS

	12.31.10	12.31.09	1.1.09
Payroll charges	107,347	70,449	98,098
Social charges	93,274	78,445	76,799
Benefits	16,593	12,472	10,574
Other indemnification	65,857	-	-
Total	283,071	161,366	185,471

14. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	12.31.10	12.31.09	1.1.09
Suppliers	2,529,151	2,170,586	2,848,620
Amounts to be transferred LD	402,181	405,619	408,807
Interconnection and linking	329,885	324,078	231,015
Technical assistance	81,490	100,484	170,178
Other	81,909	52,820	67,704
Total	3,424,616	3,053,587	3,726,324

(*) The amounts refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance carriers.

15. TAXES, FEES AND CONTRIBUTIONS PAYABLE

15.1 - Breakdown

	12.31.10	12.31.09	1.1.09
ICMS (a)	840,537	767,466	658,306
FISTEL (b)	714,041	516,375	358,959
Current income and social contribution taxes (c)	139,485	117,565	44,182
PIS and COFINS (d)	206,850	164,329	190,652
CIDE (e)	118,149	80,933	80,693
FUST e FUNTTEL	13,834	11,658	11,386
Other taxes, fees and mandatory contributions	31,165	31,163	23,587
Total	2,064,061	1,689,489	1,367,765

Current	1,005,528	953,355	750,622
Noncurrent	1,058,533	736,134	617,143

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

(a) The non-current portion includes the amounts of R$347,160 at December 31, 2010 (R$271,611 at December 31, 2009), which refers to ICMS - Paraná Mais Emprego Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This Agreement indicates that the ICMS becomes due in the 49th month following the month in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

(b) It includes the amounts of writ of mandamus filed by Telemig (company merged at June 1, 2010), challenging its liability for the payment of the inspection fees on mobile stations not owned by the Company, and started booking a provision with corresponding escrow deposit for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the Regional Federal Court of the 1st Region. The Company’s legal advisor considers the chances of losses in these lawsuits to be possible. Despite this lawsuit's chances of loss are possible, Company maintained the provision, since it understands this is a legal obligation, and made escrow deposits in the amount of R$566,912 at December 31, 2010 (R$416,625 at December 31, 2009), note 7.

(c) It includes the amounts of writs of mandamus filed by Telemig Participações (which was merged at November 13, 2009) requesting the court to declare its right not to be have IRRF assessed over the interest on shareholders’ equity paid by its subsidiary (Telemig Celular, company merged at June 1, 2010). Based on the opinion of the Company’s legal advisors, the referred lawsuits are classified as possible loss. Despite this lawsuit's chances of loss being possible, the Company maintained the provision, due to management understands this is a legal obligation, and made escrow deposits in the amount of R$22,944 at December 31, 2010 (R$21,445 at December 31, 2009), note 7.

(d) Vivo received a tax infraction notice for having carried out the COFINS compensation, in January and February 2000, with credits arising from the overpayment of 1/3 of the COFINS paid in 1999, after compensation with CSLL. The litigation awaits special administrative judgment. The Management had recorded the amount of R$44,250 at December 31, 2010 (R$24,671 at December 31, 2009), and escrow deposit in the same amount. Due to the Tax Recovery Program – REFIS (Law no. 11,941/08), the subsidiary requested the waiver of suits and the conversion in income of amounts payable with the resulting inventory of the surplus amount.

At December 31, 2010, the subsidiary recorded a provision and escrow deposits in the amount of R$3,471 (R$2,402 at December 31, 2009) related to revenues in excess to income, challenged in court.

(e) This includes administrative and judicial matter amounts, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The Company and its subsidiary recorded the amount of R$118,149 at December 31, 2010 (R$80,933 at December 31, 2009), and made escrow deposits amounting to R$99,129 (R$63,695 at December 31, 2009) (note 7).

(f) At December 31, 2010, subsidiaries recorded the amount of R$12,072 (R$11,155 at December 31, 2009), composed of amounts related to matters of: (i) ISS on lease services, currency activities and supplementary services; (ii) IRPJ on operations with derivatives; (iii) INSS; (iv) ICMS; and v) PIS and COFINS.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

16. INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS

Below, we present the balances of dividends and interest on shareholders' equity payable.

	12.31.10	12.31.09	1.1.09
TBS Participações Ltda	19,694	28,236	6,522
Sudestecel Participações Ltda	-	-	8,841
Tagilo Participações Ltda	-	-	3,232
AVista Participações Ltda	-	-	5,241
Portelcom Participações S.A.	86,431	116,317	8,723
Telefónica S.A.	161,885	-	-
Brasilcel NV	-	74,486	54,722
Controlling Company Total	268,010	219,039	87,281

Non-controlling shareholders	224,721	103,394	95,732

Total	492,731	322,433	183,013

Below, is presented the breakdown of the balances of dividends and interest on shareholders' equity payable.

Balance at 1.1.09	183,013
Proposed, additional for fiscal year 2008	362,851
Paid	(418,940)
Unclaimed (*)	(11,447)
Proposed for fiscal year 2009	206,956
Balance at 12.31.09	322,433
Proposed, additional for fiscal year 2009	611,925
Paid	(891,412)
Proposed, additional for fiscal year 2010	449,785
Balance at 12.31.10	492,731

(*) Interest on shareholders’ equity and dividends not claimed by the shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment. Should dividends and interest on shareholders' equity become time-barred, the amounts will be recorded against the shareholders’ equity account for subsequent distribution.

17. LOANS, FINANCING, AND DEBENTURES

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Description	Currency	Interest	Maturity	12.31.10	12.31.09	1.1.09
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	URTJLP (*)	TJLP + 4.30% p.a. to 4.60% p.a..	01.17.11 to 08.15.14	1,142,008	1,470,063	1,422,387
Banco Europeu de Investments - BEI	USD	4.18% p.a. to 4.47% p.a.	02.28.11 to 03.02.15	621,370	635,066	741,301
Banco do Nordeste do Brasil - BNB	R$	10.00% p.a.	01.29.11 to 10.30.16	533,661	587,627	361,590
Banco Nacional de Desenvolvimento Econômico e Social - BNDES PSI	R$	4.50% p.a.	01.17.11 to 07.15.20	138,506	-	-
Resolution 2770	JPY	2.60% p.a.	01.18.11	29,554	26,415	1,339,982
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	UMBND (**)	8.76% p.a..	01.17.11 to 07.15.11	1,533	4,327	9,491
3G Licenses Financing - ANATEL	R$			-	-	1,196,137
Comissão BBVA	-	0.43% p.a..	02.28.11 to 02.28.15	186	188	272
Working capital				-	-	254,421
Resolution 2770	USD			-	95,327	155,708
Resolution 2770	R$			-	176,016	156,703
Others						96
Total				2,466,818	2,995,029	5,638,088

Current				482,545	688,397	1,811,703
Non current				1,984,273	2,306,632	3,826,385

(*) URTJLP - Unit reference interest rate of long-term, used by BNDES as the contract currency to finance contracts.

(**) UMBND - Currency, based on a basket of currencies used by BNDES as the contract currency to finance contracts that area prepared based on funds raised in foreign currency.

a.1.1.) Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

FINEM – Business Financing – Agreement 1  - (UMBND and URTJPL)

In June 2004, the Company entered into a bank credit facility with BNDES in the amount of R$110,370.  The funds borrowed were used to finance the expansion of the mobile service infrastructure in the states of Paraná and Santa Catarina. The Company received the funding gradually and there was no remaining amount available under this credit facility on December 31, 2010. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing July 15, 2006, after a grace period of two years.

FINEM – Business Financing – Agreement 2 - (UMBND)

In August 2007 the Company entered into a credit facility with BNDES in the amount of R$1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. The Company received the funding gradually and there was no remaining amount available under this credit facility on December 31, 2010. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

Investment Maintenance Program – PSI

On January 2010, a financing line with the Brazilian Development Bank (BNDES) was approved through the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to finance the purchase of domestic equipment for improvement of network capacity under a previously signed equipment financing with BNDES (Finame), and released as investments are made. The Company raised R$171,673 under this credit line until December 31, 2010.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Since the interest rate on this credit line is lower than the rates prevailing in the market (fixed 4.5% per year), this transaction falls into IAS 20. Accordingly, using the effective interest method set forth in IAS 39, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value, was R$33,939 as of December 31, 2010. This amount was recorded as “Government Grant”, and is being amortized over the useful life of the financed equipment against “Other operating income (expenses), net.”

a.1.2) European Investment Bank (EIB)

Single Agreement

The Company signed an agreement with EIB for a credit facility in the amount of €250,000,000 (equivalent to US$365,155,000). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (interbank deposit rate) variation.

a.1.3) Banco do Nordeste (BNB)

FNE – Constitutional Fund for Financing the Northeast – Agreement 1

On January 29, 2007, the Company entered into a credit facility with BNB in the amount of R$247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

FNE – Constitutional Fund for Financing the Northeast – Agreement 2

On January 30, 2008, the Company entered into a credit facility with BNB in the amount of R$389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

a.2) Debentures and Promissory Notes

Description	Currency	Interest	Maturity	12.31.10	12.31.09	1.1.09
Debentures (2nd issue) - 1st and 2nd series	R$	106.0% to 120.0% do CDI	05.04.15	550,447	1,014,631	1,021,502
Debentures (3rd issues) - Single Series	R$			-	232,279	-
Debentures (4th issue) - 1st and 2nd series	R$	108.0% to 112.0% do CDI	05.01.11 to 05.01.12	755,702	752,447	-
Debentures (4th issue) - 3rd series	R$	IPCA + 7.00%	04.15.11 to 10.15.13	80,712	74,911	-
Debentures (1st issue) -Telemig	R$	IPCA + 0.50% p.a.	07.05.21	63,425	59,600	56,923
Unsecured Senior Notes	R$			-	-	195,269
Promissory Notes	R$			-	-	1,091,374
Issuance Costs	R$			(3,214)	(4,403)	-
Total				1,447,072	2,129,465	2,365,068

Current				233,059	266,256	1,308,145
Non current				1,214,013	1,863,209	1,056,923

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Capital raised by the company

2nd Issue

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the Company issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

The debentures were issued in two series: R$200 million in the first series and R$800 million in the second series with a final maturity on May 4, 2015. The debentures pay interest semiannually, after rescheduling, at a rate of 120.0% (first issuance) and 106.0% (second issuance) of accumulated daily average rates of interbank deposits (DI) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities.)

Rescheduling

1st Series

The 1st series debentures of the 2nd issue were rescheduled in May 2009, as approved by the Board of Directors on March 30, 2009.The new interest accrual period is 24 months from May 1, 2009, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period, the 1st series debentures of the 2nd issue shall carry an interest rate of 120.0% of the average rate of the one-day interbank deposit (DI) – the DI over extra-group rate, calculated according to the formula stated in clause 4.9 of the "2nd Issue Indenture" (see note 36).

2nd Series

At the meetings held on April 25, 2005 and May 13, 2005, the Board of Directors approved the characteristics of the 2nd series of the 2nd issuance of debentures of the Company.

The 2nd series debentures of the 2nd issuance of the Company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$340,230 and the Company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture". The interest payments of the debentures shall be made on May 2, 2011, November 1, 2011 and May 2, 2012.

3rd Issue

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The Company paid off on January 11, 2010 simple, nonconvertible, unsecured, single series debentures of the 3rd issuance, totaling R$210 million, with an interest rate of 113.55% of the interbank deposit in the amount of R$23 million.

4th Issue

On September 04, 2009, the Board of Directors approved the 4th public issuance, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issuance was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per year (on face value updated by the Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the Company and to supplement of the working capital of the Company.

The transaction costs in connection with this issue in the amount of R$3,214 at December 31, 2010 were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses of the Company (note 28), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

Funding by Telemig (company merged at June 1, 2010)

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issuance, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issuance, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issuance, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

b) Repayment Schedule

At December 31, 2010, the maturities of the long-term portion of loans, financing and debentures are as follows:

Year
2012	892,156
2013	1,093,468
2014	556,174
2015	467,227
After 2016	189,261
Total	3,198,286

c) Loan Covenants

Vivo has loans and financing borrowed from BNDES, the balance of which at December 31, 2010 was R$1,143,541 (R$1,474,390 at December 31, 2009). In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the two contracts were met.

Debentures of the 4th issuance, whose net balance of issue costs amounted to R$833,200 at December 31, 2010 (R$822,955 at December 31, 2009), with economic and financial indexes that should be calculated on a quarterly basis. On this same date, all the economic and financial indexes expected were achieved.

The agreement entered into by Telemig (company merged at June 1, 2010) with the State Department of Economic Development related to debentures the balance of which at December 31, 2010 was R$63,425 (R$59,600 at December 31, 2009), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain balance sheet financial indexes. All restrictive covenants were fulfilled on this same date.

d) Guarantees

At December 31, 2010, guarantees were granted for part of loans and financing of the Company and its subsidiary, according to the table below:

Banks	Amount of loan/financing	Guarantees
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	R$1,142,008 (URTJLP) R$1,533 (UMBNDES) R$138,506 (PSI Contract)

• Contract (Vivo) R$1,132,398: guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

• Contract (Vivo) R$11,143: 15% of the receivables are pledged relating to service revenue.

• Contract (Vivo/Vivo Participações) R$138,506: sale of financed assets related to the agreements for Investment Support Program  – PSI.

• Vivo Participações is intervening guarantor.

Banco Europeu de Investimento – BEI	R$621,370	• Commercial risk guaranteed by Banco BBVA Portugal.
Banco do Nordeste do Brasil S.A. - BNB	R$533,661

• Bank guarantee granted by Bank Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained

• Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment

• Vivo Participações is an intervening guarantor.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

18.  PROVISIONS

18.1) Breakdown

The breakdown of the balances is as follows:

	12.31.10	12.31.09	1.1.09
Provision for claims and litigations	290,220	278,143	274,161
Civil	139,948	150,490	155,306
Labor	90,136	78,875	72,687
Tax	44,083	31,314	30,799
Regulatory	16,053	17,464	15,369
Post-employment benefit plan	17,524	18,171	12,620
Provision for decommissioning of fixed assets	222,768	153,739	183,387
Total	530,512	450,053	470,168

Current	120,110	134,181	132,855
Non current	410,402	315,872	337,313

18.2) Changes:

The changes to the provisions are as follows:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	Provision for claims and litigations				Post-employment benefit plan	Provision for decommissioning of fixed assets
	Civil	Regulatory	Labor	Tax			Total
Balances at 1.1.09	155,306	15,369	72,687	30,799	12,620	183,387	470,168
Additions	102,970	10,370	30,585	2,068	6,079	(4,942)	147,130
Reversals	(2,449)	(3,271)	(3,860)	(1,761)	(528)	-	(11,869)
Monetary restatement	-	(374)	-	771	-	(24,706)	(24,309)
Payments	(105,337)	(4,630)	(20,537)	(563)	-	-	(131,067)
Balances at 12.31.09	150,490	17,464	78,875	31,314	18,171	153,739	450,053
Additions	90,267	7,802	34,977	9,105	1,571	48,886	192,608
Reversals	(1,511)	(689)	(4,419)	(3,524)	(2,218)	-	(12,361)
Monetary restatement	-	258	-	7,490	-	23,233	30,981
Payments	(99,298)	(8,782)	(19,297)	(302)	-	(3,090)	(130,769)
Balances at 12.31.10	139,948	16,053	90,136	44,083	17,524	222,768	530,512

Current	72,447	16,053	28,512	3,098	-	-	120,110
Non current	67,501	-	61,624	40,985	17,524	222,768	410,402

18.3) Comments/Details

a)   Tax Proceedings

a.1) State Taxes

At December 31, 2010, the subsidiary held administrative and legal discussions on ICMS taxes that, based on the opinion of its legal advisors, are classified as probable loss, mainly resulting from the tax credit with the non-submission of documentation, non-taxed telecommunication services, cultural incentive, among others and, therefore, are provisioned at R$31,930 (R$24,759 at December 31, 2009).

a.2) Federal Taxes

At December 31, 2010, the subsidiary held administrative discussions on PIS/COFINS resulting from non-compliance manifestations, referred to the ratification of compensation and refunding requests prepared by the company; CIDE collection requirement, levied on the foreign remittance,  that, based on the opinion of its legal advisors, are classified as probable loss and provisioned at R$5,507 (R$2,824 at December 31, 2009).

a.3) Municipal Taxes

At December 31, 2010, Vivo maintained litigations referring to surveillance, control and inspection fees (TVCF) in the city of Niterói, which, based on the opinion of its legal advisors are classified as probable loss, thus, they were accrued in the amount of R$3,099.

a.4) Other Taxes

At December 31, 2009, Vivo was holding administrative discussions on other taxes amounting to R$184 at December 31, 2009, which were classified as probable loss and provisioned based on the opinion of its legal advisors.

b)   Civil Proceedings

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

b.1) Consumers

The Company and its subsidiary are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim noncompliance with services and/or products sold. On an individual basis, none of those proceedings is considered relevant.

At December 31, 2010, based on the opinion of its external legal advisors R$120,082 (R$145,756 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

b.2) Other

Refer to other lawsuits related to the normal course of business. Based on its legal advisors’ opinion, the Company has recorded a provision of R$19,866 as of December 31, 2010 (R$4,734 as of December 31, 2009), which is deemed adequate to cover probable losses on these lawsuits.

c)   Regulatory Proceedings

The Company and its subsidiary are involved in several administrative proceedings filed by ANATEL with the allegation of non-compliance with the regulation concerning Personal Mobile Service (SMP). On December 31, 2010, the Company recorded a provision of R$16,053 (R$17,464 as of December 31, 2009), which is deemed adequate to cover probable losses on these proceedings.

d)   Labor Claims

Include several labor claims for which the Company recorded a provision deemed adequate to cover probable losses on these claims.

e)   Post-employment benefit plan provision

Refers to actuarial provisions for post-retirement benefit plan recorded by the Company and its subsidiary (note 31).

f)    Provision for decommissioning of fixed assets

Refers to costs to be incurred upon need for returning to their owners the sites (locations in which the Company and its subsidiary’s base radios are installed) in the same conditions in which they were at the time of execution of the initial lease agreement.

18.4) Guarantees

As of December 31, 2010, the Company and its subsidiary provided guarantees for tax, civil and labor lawsuits, as follows:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	Property and Equipment	Escrow Deposits	Letter Guarantee	Total
Civil and labors	15,593	122,833	9,903	148,329
Tax	50,601	958,298	427,974	1,436,873
Total	66,194	1,081,131	437,877	1,585,202

In addition to the guarantees mentioned above, as of December 31, 2010 the Company and its subsidiary had escrow deposits in the amount of R$58,845 (R$53,979 as of December 31, 2009), as disclosed in note 7.

18.5) Legislation in Effect

According to prevailing legislation in Brazil, federal, state and municipal taxes and social contributions are subject to review by the proper authorities for periods ranging from 5 to 30 years.

19.  CONTINGENCIES

Based on the opinion of its legal advisors, the Company Management believes that the issues listed below will not produce any material adverse effects on its financial condition.

As of December 31, 2010 and 2009, the consolidated amounts being challenged through several proceedings, in which the risk of loss is possible, are as follows:

	12.31.10	12.31.09
Civil	575,981	534,602
Consumers	461,634	492,819
Others	114,347	41,783
Regulatory	6,487	7,570
Labor	223,752	205,501
Tax (*)	4,870,856	3,842,217
Total	5,677,076	4,589,890

(*) Following are the main tax proceedings.

a)   Federal Taxes:

The Company and its subsidiary are a party to several administrative and judicial proceedings involving federal tax matters throughout the Brazilian territory, for which they await judgment. These proceedings total R$1,619,799 as of December 31, 2010 (R$1,360,398 as of December 31, 2009) and refer to the following:

•   For the subsidiary, matters in dispute are as follows: (a) PIS/COFINS/IRRF/IRPJ/CSLL - disagreement with noncompliance of tax offsetting and refund requests filed by the subsidiary; (b) requirement for income tax estimates after the end of calendar year; (c) fines for non-fulfillment of accessory obligations; (d) transfer of PIS/COFINS to customers’ telephone bills; (e) PIS over roaming services; (f) CIDE/PIS/COFINS/IRRF/IRPJ/CSLL - expiration of the statute for several debt collections; (g) IOF/PIS/COFINS/IRRF/IRPJ/CSLL - late payment fine upon voluntary reporting; (h) CPMF charged over technical cooperation agreement with STN (National Treasury Department) (offsetting via SIAFI) and on symbolic foreign exchange contracts required by the Central Brazil; (i) social security contribution charged over amounts related to supply of meals to employees; (j) non-withholding of social security contribution on outside labor; (k) social contribution charged over services rendered, compensation, salaries and other contribution salaries; (l) IRPJ and CSLL related to deductions from revenues of provision reversals; (m) CIDE levied on remittances abroad for payment related to technical and administrative and similar services, as well as royalties; (n) IRPJ/CSLL/PIS/COFINS due to disallowance of sundry costs and expenses; (o) COFINS deductions of loss on swap operations; (p) PIS and COFINS – non-inclusion of ICMS in the tax base, arising from revenues from services and sale of products; (q) PIS and COFINS – required payment on revenues not yet realized or earned (accrual basis and not cash basis); (r) PIS and COFINS – right to use tax credits among regimes; (s) IRPJ owed as a result of the excess amount attributed to FINOR (Northeast Investment Fund), FINAM (Amazon Investment Fund), or FUNRES (Fund for Economic Recovery of the State of Espírito Santo); (t) several offsettings; and (u) IRRF on interest on capital payments made to individuals abroad.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

•           For the Company, the matters in dispute are as follows:  (a) IRPJ owed as a result of the excess amount attributed to FINOR, FINAM or FUNRES; (b) several offsettings; and (c) IRRF on interest on capital payments made to individuals abroad.

•           On July 2, 2002, an infraction notice was issued against Telemig (merged on June 1, 2010) by the Social Security National Institute (“INSS”) relating to the joint liability for the payment of INSS contribution of service providers and the 11% withholding tax as provided for in Law 9711/98.The total amount involved is R$37,274 as of December 31, 2010 (R$35,329 as of December 31, 2009). Although loss on this case is possible, Telemig had a provision for eventual losses of R$3,547 as of December 31, 2010 and 2009, based on its legal advisors’ opinion (note 18). The proceeding is pending decision in the administrative court.

b)   State Taxes

Vivo is a party to several administrative (arising from infraction notices) and judicial proceedings relating to ICMS, all over the Brazilian territory, which amount to R$741,894 as of December 31, 2010 (R$624,254 as of December 31, 2009), as follows: (a) tax substitution with a fictitious tax base (tax guideline); (b) use of credits derived from electricity purchase; (c) inclusion of late payment fines in the tax base; (d) lack of proportional reversal of tax credit related to fixed asset purchase; (e) secondary activities, value added and supplementary services (Agreement  69/98); (f) tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (g) shipments of products with prices lower than acquisition prices (unconditional discounts); (h) international calls (DDI); (i) deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (j) late payment fine upon voluntary reporting; (k) difference in tax rates owed for receipt of products for use, consumption and permanent assets, from other states or from abroad; (l) credits derived from tax benefits granted by other state agencies; (m) surtax to the Poverty Alleviation Fund; (n) disallowance of tax incentives related to cultural projects; (o) fines for non-fulfillment of accessory obligations; (p) transfers of assets among owned establishments; (q) expiration of statute of limitations for tax debt collections; (r) communication service tax credits used in provision of services of the same nature; (s) tax that is supposedly owed on line activation; (t) card donation for prepaid service activation; (u) reversal of credit derived from return and loan for use operation; (v) supposedly levied on services rendered to other operators and customers that are not tax-exempt; and (x) calls originating from administrative or testing terminals.

c)      ANATEL /  MINISTRY OF COMMUNICATIONS

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

•       FUST: Injunction filed by mobile operators seeking recognition of the right to not include interconnection revenues in the FUST calculation base, according to Abridgment no. 7, of December 15, 2005, for being in disagreement with provisions of sole paragraph of Article 6 of Law no. 9,998, of August 17, 2000. A favorable decision was obtained from the lower court and currently a decision is being awaited from the higher court.

The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings. At December 31, 2010, the amount of the claims totaled R$652,034 (R$394,299 at December 31, 2009).

•       FUNTTEL: Mobile operators filed injunctions to the President of FUNTTEL’s Management Board and the Interim Secretary of the Brazilian Ministry of Communications to ensure their right to compute and pay FUNTTEL contributions, under the terms of Law 10052, of November 28, 2000, without the inclusion of the transfer amounts received as interconnection provision and use of resources integrating their networks, as provided in article 6, paragraph 4 of Decree 3737, of January 30, 2001, and a preliminary order was issued in this regard. The sentence rendered by the Lower Level Court was favorable to the operating companies. At December 31, 2010, the amount of the claims totaled R$250,808 (R$171,730 at December 31, 2009).

The Company Management and its legal advisors understand that there is a chance of a favorable decision on such proceedings.

•       FISTEL: Upon the extension of the right to use radiofrequency associated to the exploration of the personal mobile service, ANATEL collects the TFI relating to the issuance of new licenses assessing on Cell Sites, mobile stations, and radio-loops.

Such collection is a result of ANATEL’s understanding that article 9, item III of Resolution 255 would apply to such case, so that the extension would be the taxable event of the TFI. As the Company understands that TFI collection on mobile stations is undue, Vivo and Telemig disagreed with these collections on an administrative level, which still is pending decision by Anatel. The amount involved at December 31, 2010 totaled R$1,487,766 (R$1,094,718 at December 31, 2009).

•       PPNUM – Vivo, along with other Brazilian mobile operators, is challenging in court the rate charged by ANATEL for use of the numbering resources managed by ANATEL (Public Price for Numbering Resources Management). At the time of collections by ANATEL, Vivo deposited in escrow the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. The amount involved as of December 31, 2010 is R$2,013 (R$1,883 as of December 31, 2009).

d)   EBC – Contribution to Public Broadcasting Investment

On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a Writ of Mandamus challenging the new contribution to the EBC (Empresa Brasil de Comunicação), created by Law 11652/08. No preliminary Order was issued, and the operating companies affiliated to said trade union, obtained legal authorization.

At December 31, 2010, the amount of the claim totaled R$147,014 (R$63,377 at December 31, 2009).  At present, the proceeding is pending decision from the Lower Level Court.

e)   Municipal Taxes

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Vivo is a party to judicial and administrative proceedings involving ISS (municipal service tax) as follows: (a) secondary activities, value added and supplementary services; (b) rate for Use of the Mobile Network (T-UM) – infrastructure lease; (c) advertising services; (d) outsourced services; (e) business management consulting services provided by Telefônica Internacional (TISA); (f) co-billing services; (g) tax levied on caller ID services; and (h) tax levied on cell phone activation. The amount involved as of December 31, 2010 is R$79,536 (R$95,214 as of December 31, 2009).

20. DEFERRED REVENUES

	12.31.10	12.31.09	1.1.09
Services and handsets and accesories (a)	500,776	524,729	457,506
Equipment donation (b)	29,164	34,388	39,156
Government subvention and aid (c)	32,138	-	-
Customer loyalty program	47,131	65,591	117,590
Total	609,209	624,708	614,252

Current	548,575	590,320	575,096
Noncurrent	60,634	34,388	39,156

a)   It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are appropriated to income to the extent that services are provided to clients.

b)   It refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of this equipment.

c)   It refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment (note 17).

Below, we present the breakdown of deferred revenues:

Balances at 1.1.09	614,252
Additions	12,778,988
Write-offs	(12,768,532)
Balances at 12.31.09	624,708
Additions	13,505,891
Write-offs	(13,521,390)
Balances at 12.31.10	609,209

Current	548,575
Noncurrent	60,634

21. OTHER LIABILITIES

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10	12.31.09	1.1.09
Reverse stock split (*)	246,697	246,930	244,090
Liabilities with intercompany	1,231	1,180	3,906
Others	3,173	3,637	3,322
Total	251,101	251,747	251,318

Current	249,818	250,590	250,871
Noncurrent	1,283	1,157	447

(*) This refers to available credits to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiary.

22. SHAREHOLDERS’ EQUITY

a)   Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares (authorized capital), either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At a Meeting of the Board of Directors held on February 12, 2009, an increase of the capital stock in the amount of R$189,896 was approved, without the issue of new shares, which corresponds to the tax benefit of the incorporated goodwill for fiscal year 2008. On this date, the capital stock increased from R$6,710,526 to R$6,900,422.

At a Special Shareholders’ Meeting held on July 27, 2009, a capital increase was approved in the amount of R$1,879,728, upon issue of 26,374,793 book-entry shares, arising out of the exchange of shares with the non-controlling shareholders of Telemig Participações, of which 993,854 are common shares and 25,380,793 are preferred shares, all of them registered and with no face value. On this date, capital stock increased from R$6,900,422 to R$8,780,150.

At December 31, 2010 and 2009, the subscribed and paid-up capital stock of the Company was R$8,780,150, represented by shares with no face value, distributed among the shareholders as follows:

At December 31, 2010

Shareholders	Common shares	%	Preferred shares	%	Total	%, including shares held in treasury	%, excluding shares held in treasury
Telefónica S.A.	52,731,031	38.4	91,087,513	34.6	143,818,544	35.9	36.0
Portelcom Participações S.A.	52,116,302	38.0	24,669,191	9.4	76,785,493	19.2	19.2
TBS Celular Participações Ltda	17,204,638	12.5	291,449	0.1	17,496,087	4.4	4.4
Sub total, Controlling company	122,051,971	88.9	116,048,153	44.1	238,100,124	59.4	59.6
Shares held in treasury	-	-	1,123,725	0.4	1,123,725	0.3	-
Other shareholders	15,217,217	11.1	146,272,761	55.5	161,489,978	40.3	40.4
Total	137,269,188	100.0	263,444,639	100.0	400,713,827	100.0	100.0

At December 31, 2009

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Shareholders	Common shares	%	Preferred shares	%	Total	%, including shares held in treasury	%, excluding shares held in treasury
Brasilcel, NV	52,731,031	38.4	91,087,513	34.6	143,818,544	35.9	36.0
Portelcom Participações S.A.	52,116,302	38.0	24,669,191	9.4	76,785,493	19.2	19.2
TBS Celular Participações Ltda	17,204,638	12.5	291,449	0.1	17,496,087	4.4	4.4
Sub total, Controlling company	122,051,971	88.9	116,048,153	44.1	238,100,124	59.4	59.6
Shares held in treasury	-	-	1,123,725	0.4	1,123,725	0.3	-
Other shareholders	15,217,217	11.1	146,272,761	55.5	161,489,978	40.3	40.4
Total	137,269,188	100.0	263,444,639	100.0	400,713,827	100.0	100.0

b) Premium on the acquisition of non-controlling interest

In accordance with the Brazilian accounting rules prior to the adoption of IFRS, a goodwill was recorded upon the acquisition of shares for amounts higher than their book values, generated by the difference between the book value of shares acquired and the fair value of the operation. With the adoption of IAS 27R, the effects of all operations to purchase the shares of non-controlling shareholders are then recorded in shareholders’ equity when there is no change in the controlling interest. As a result, these transactions no longer generate goodwill or income and the goodwill previously generated in the acquisition of non-controlling interest, including capitalized expenses in the process were adjusted against the Company’s shareholders’ equity, in the amount of R$1,258,853, referring to the premium generated in the share merger process (share swap) of Telemig, Telemig Participações and Vivo Participações.

c) Capital Reserves

c.1) Goodwill  Reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date. At December 31, 2010 and 2009 the amount was R$515,089.

c.2) Special Goodwill Reserve

This reserve was booked as a result of the corporate reorganization processes, against the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium included in the tax books. The portion of special goodwill reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, with the issue of new shares. The capital increase is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class of share, at the time of the issue, with the amounts paid upon the exercise of such right to be directly delivered to the controlling shareholder.

With the capitalization of R$189,896 effected on February 12, 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no new capitalizations relating to these specific tax benefits in the future.

c.3) Tax Incentives

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

These represent the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., which occurred on February 22, 2006. Tax incentives amounted to R$3,589 at December 31, 2010 and 2009.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76. At December 31, 2010, legal reserve amounted to R$259,215 (R$164,524 at December 31, 2009).

d.2) Reserve for Expansion

The reserve for expansion was booked on February 22, 2006, due to the merger of holdings Celular CRT Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. This reserve has the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations. This reserve is supported by a capital budget approved at the shareholders’ meetings. At December 31, 2010 the amount of R$199,048 was used to offset accumulated losses.

The distribution as complementary dividends of the remaining balance of such reserve in the amount of R$528.424, was approved during the Board of Directors’ Meeting held in February 18, 2011 and will be authorized by General Shareholder’s Meeting to be held in the first semester of 2011.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 which occurred in that company. At December 31, 2010 and 2009 the amount was R$11,070.

g)   Management Proposal to distribute Supplementary Dividends

After the allocation of legal reserves and minimum mandatory dividends (including interest on shareholders’ equity), the Company records the amount of R$1,841,991 at December 31, 2010, in accordance with the Board of Executive Officers’ proposal, which will be declared at the General Annual Shareholders’ Meeting to be held in the first half of 2011.

h)   Dividends and Interest on Shareholders’ Equity

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

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

e.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares, or;

e.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

At the Annual and Special General Meeting held at April 16, 2010, the allocation of net income for 2009 was approved in the amount of R$871,394, out of which R$43,569 was set aside to the legal reserve and R$827,825 to dividends and interest on shareholders’ equity: R$104,136 as interest on shareholders’ equity, gross amount (R$88,516 net of withholding income tax) and R$723,689 as dividends. Additionally, R$6,676 were allocated as supplementary dividends.

At December 31, 2010 and 2009, the proposed dividends were calculated as follows:

	12.31.10	12.31.09
Net income (*)	1,893,833	871,394
Appropriation to legal reserve	(94,692)	(43,569)
Balance	1,799,141	827,825
Minimum dividend (25% on adjusted net income)	449,785	206,956

Proposed interest on shareholders’ equity: (gross)	220,000	104,136
Withholding income tax	(33,000)	(15,620)
Proposed interest on shareholders’ equity (net)	187,000	88,516

Proposed dividend	262,785	118,440
Proposed dividend and interest on shareholders’ equity	482,785	222,576
Other comprehensive income effects – pension plans	(3,719)	-
Complementary dividends to be distributed (**)	1,312,637	611,925
Expansion reserve realization as complementary dividends to be distributed	528,424	-
Total complementary dividends	1,841,061	611,925

Number of shares (excluding treasury shares)	399,590,102	399,590,102
Interest on shareholders’ equity per share, net – in Brazilian Reais	0.467979560	0.221517055
Dividends per share – in Brazilian Reais (**)	5.265010518	1.531382167

(*) The net income for the year ended in 2009 stated in the previous chart refers to the income before adoption of IFRS, which was used to calculate all the 2009 profit allocations.

(**) As approved at the Annual and Special Shareholders’ Meeting (AGE/AGO) held on April 16, 2010, the Company set aside R$611,925 of supplementary dividends related to the 2009 fiscal year to its shareholders.

These dividends were paid on April 19 and October 25, 2010

23. NET OPERATING REVENUE

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	2010	2009
Franchise and use	11,432,935	10,705,225
Interconnection	6,354,729	6,370,371
Data and value-added services	4,943,109	3,003,189
Other services	224,003	240,757
Gross revenue from service	22,954,776	20,319,542

Value-added tax on services (ICMS)	(5,017,003)	(4,143,943)
Discounts granted	(1,004,036)	(760,380)
Deduction of gross revenue from services rendered	(6,021,039)	(4,904,323)

Net operating income from services	16,933,737	15,415,219

Gross income from handsets and accessories	2,762,012	2,748,352

Value-added tax on services (ICMS)	(425,321)	(416,244)
Returns of goods	(119,452)	(143,754)
Discounts granted	(1,045,091)	(966,479)
Deduction of gross venue from handsets and accessories	(1,589,864)	(1,526,477)

Net operating income from sale of handsets	1,172,148	1,221,875
and accessories
Total net operating income	18,105,885	16,637,094

No customer has contributed more than 10% of the gross operating revenue for the fiscal years ended December 31, 2010 and 2009.

All the amounts that compose the net revenues are included in the basis of calculation of the income and social contribution taxes.

24. COST OF GOODS SOLD AND SERVICES RENDERED

	2010	2009
Interconnection	(2,621,659)	(2,388,982)
Depreciation	(1,522,640)	(1,853,077)
Taxes and contributions	(1,151,600)	(986,221)
Outside services	(728,416)	(579,991)
Amortization	(425,542)	(429,825)
Rent, insurance and condominium fees (*)	(389,688)	(342,594)
Leased lines	(349,061)	(313,046)
Personnel	(175,540)	(141,458)
Other consumables	(48,020)	(34,080)
Cost of services rendered	(7,412,166)	(7,069,274)
Cost of goods sold	(1,649,342)	(2,001,750)
Total	(9,061,508)	(9,071,024)

(*) The amounts related to infrastructure swap agreements, mentioned in note 3.2m, which are not  been reported as costs and revenues for the years ended December 31, 2010 and 2009 were R$19,821 and R$6,112, respectively (note 27).

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

25. SELLING EXPENSES

	2010	2009
Outsourced services	(2,465,059)	(2,172,481)
Personnel	(616,784)	(400,847)
Advertising	(510,469)	(427,726)
Depreciation	(438,220)	(458,038)
Donations	(322,178)	(412,927)
Allowance for doubtful accounts	(169,649)	(213,235)
Amortization	(81,858)	(90,361)
Rent, insurance and condominium fees	(78,997)	(76,396)
Other supplies	(117,425)	(128,347)
Total	(4,800,639)	(4,380,358)

26. GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2009
Outsourced services	(501,335)	(449,851)
Personnel	(382,730)	(324,721)
Amortization	(202,216)	(275,701)
Depreciation	(110,889)	(121,777)
Rent, insurance and condominium fees	(91,947)	(87,884)
Other supplies	(45,666)	(30,861)
Total	(1,334,783)	(1,290,795)

27. OTHER OPERATING INCOME (EXPENSES), NET

	2010	2009
Shared infrastructure - EILD (*)	168,286	132,684
Fines	158,304	120,732
Recovered expenses	2,020	16,239
Rent properties	18,995	16,349
Provision for claims and litigations, net	(132,008)	(134,652)
ICMS on other expenses	(44,193)	(57,706)
PIS and COFINS	(53,165)	(11,414)
Other taxes, fees and mandatory contributions	(29,408)	(5,504)
Sale and provision for lost on asset	19,440	(6,187)
Others income (expenses), net	33,277	30,191
Total	141,548	100,732

(*)The amounts related to infrastructure swap agreements, mentioned in note 3.2m, which are not been reported as costs and revenues for the years ended December 31, 2010 and 2009 were R$19,821 and R$6.112, respectively (note 24).

28. FINANCIAL EXPENSES, NET

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	2010	2009
Financial Income
Income from financial transactions	137,120	169,981
Taxes, escrow deposits, clients and other financial operations	154,028	72,373
(-) PIS and COFINS on interest on shareholders' equity (a)	(38,489)	(42,539)
Total	252,659	199,815

Financial expenses:
Loans, financing and debentures	(374,211)	(470,460)
Derivative transactions	(49,434)	(86,820)
Charges 3G licenses (b)	-	(104,967)
Suppliers, taxes, contigencies and other transactions	(131,053)	(79,470)
Total	(554,698)	(741,717)

Monetary and exchange variations
Loans, financing and debentures	29,121	486,600
Derivative transactions	(32,700)	(489,516)
Suppliers and other transactions	(26,471)	33,712
Total	(30,050)	30,796

Effects of Fair Value and Adjustments of the present value
Loans, financing and debentures	(14,458)	(146,248)
Derivative transactions	12,896	122,544
Other operations	421	7,768
Total	(1,141)	(15,936)

Total	(333,230)	(527,042)

(a) These refer to PIS and COFINS on interest on shareholders’ equity received from the subsidiary.

(b) Refers to interests on 3G license financing (according to conditions included in the Invitation to Bid. The financing amount was updated based on IST (Telecommunication Sector Index), plus 1% per month).

29. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record, monthly, provisions for income (25%) and social contribution taxes (9%), on an accrual basis, paying the taxes based on the monthly estimate. The deferred taxes are recognized for the amortization of the restructured goodwill (amortization on tax books only), the temporary differences and tax loss carryforwards, as mentioned in note 8. The breakdown of expenses with income and social contribution taxes is shown below:

	2010	2009
Income and social contribution tax	(496,181)	(242,297)
Deferred income and social contribution tax	(327,259)	(348,134)
Total	(823,440)	(590,431)

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising from the restructured goodwill, and the amounts calculated by application of the official rates combined to a rate of 34%:

	2010	2009
Income before taxes	2,717,273	1,468,607

Tax credit at combined statutory rate (34%)	(923,873)	(499,326)

Permanent additions (exclusions):
Donations, fines, souvenirs, pension plans	(30,247)	(21,197)
Income Tax Adjustments	3,947	(15,597)
Goodwill Amortization - Exchange of shares Telemig and Telemig Participações	55,508	11,819
Tax credit from interest on shareholders' equity	74,800	35,407
Other Additions (exclusion)	(5,384)	(26,332)
30% tax deduction from unrecognized Income and social contribution taxes loss carryforwards and temporary differences	1,809	(75,205)

Tax debt	(823,440)	(590,431)

Effective tax rate	30.3%	40.2%

(*) The amount of R$75,205, stated in the 2009 consolidated column, includes the reversal of tax loss carryforwards and other temporary differences of Telemig Participações when merged by the Company.

30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiary are engaged in transactions involving financial instruments, such as hedge, swaps and options aiming to minimize the foreign exchange exposure. The risks are actively managed through a set of initiatives, procedures and comprehensive operating policies.

Financial instruments of the Company and its subsidiary are presented in compliance with IAS 39.

The Company and its subsidiary have evaluated their financial assets and liabilities against market values, using the available information and proper valuation methodologies. However, the interpretation of market data and the selection of valuation methods require considerable judgment and estimates in order to calculate the most adequate realizable value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market assumptions and/or methodologies may have a material effect on the estimated realization values.

a) Considerations of risk factors which may affect the Company’s and its subsidiary’ business

The Company and its subsidiary are exposed to several market risks, due to their business activity, debts contracted to finance their operations and the derivative financial instruments to manage its various financial instruments risks.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The main market risks to which the Company and its subsidiary are exposed in the conduct of their activities are:

a.1) Liquidity Risk

Liquidity risk is the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 17, and of their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks to the Company and its subsidiary.

a.2) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for services rendered to them and of sales of handsets and pre-activated pre-paid cards to the distributors network. The Company and its subsidiary are also subject to the credit risk related to their financial investments, accounts receivable for swap transactions and the receipt of bank guarantees.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid plans. The customer base of the Company and its subsidiary has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. In the post-paid plans, the Company estimates based on its historical data that the credit risk is limited to the amount of R$212,923, recognized as allowance for doubtful accounts.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees. The credit risk from sales of goods amounts to R$9,007, recognized as allowance for doubtful accounts.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiary act in such a manner as to diversify this exposure among various world-class financial institutions, by controlling calculations of risk limits per financial institution, as per in effect credit policy of counterparties.

Risk with financial institutions is mainly represented by financial investments amounting to R$2,098,727, offset by R$2,493,100, composed of swaps and loans payable.

a.3) Interest Rate and Inflation Risk

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The interest rate risk arises out of the portion of the debt referenced to the CDI – (Bank Deposit Certificates) rate and of the liability positions in derivatives (exchange hedge and IPCA -  Consumer Price Index) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the TJLP rate (long-term interest rate). In July 2009, a reduction in the rate to 6.00% per year was announced.

The inflation rate risk arises out of the debentures of Telemig (company merged at June 1, 2010), indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiary invested the cash surplus of R$2,098,727, mainly, in short term financial investments indexed to the CDI rate.

a.4) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of loans and foreign currency purchase commitments or that reduce assets deriving from receivables in foreign currencies.

The Company and its subsidiary contracted derivative financial instruments (foreign exchange hedge) to hedge against the exchange variation deriving from foreign currency-denominated loans. As of May 2010, hedge operations were contracted through derivative financial instruments, in order to minimize the risk of exchange variation of its financial assets and liabilities referring to the foreign currency-denominated rights and obligations. This balance changes on a daily basis due to the dynamics of businesses; however, the Company plans to cover the net balance of these rights and obligations.

The table below summarizes the consolidated net exposure of the Company to the exchange rate factor at December 31, 2010 and 2009:

	12.31.10			12.31.09
	In thousands of
	US$	¥	Euros	US$	¥
Loans and financing	(373,038)	(1,441,670)	-	(419,584)	(1,404,398)
Loans and financing - UMBNDES (*)	(920)	-	-	(2,485)	-
Obligations and rights in foreign currency	2,276	-	501	-	-
Derivative instruments	371,186	1,441,670	(500)	421,070	1,404,398
Total excess (insuffcient) coverage	(496)	-	1	(999)	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made up of a foreign currencies basket, the main currency being the US Dollar, for which reason the Company and its subsidiary consider it upon reviewing the risk coverage related to the USD exchange rate fluctuations.

In addition to the amounts informed above, Vivo records liabilities in foreign currency referring to other obligations with its suppliers. At December 31, 2010 and 2009 the balances of other liabilities in foreign currency were US$32,925 thousand and €11,961 thousand for which no hedge financial instrument was contracted.

b) Fair Value

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

We present below the book and fair values of the financial assets and liabilities as of December 31, 2010:

	12.31.10		12.31.09		1.1.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalent	2,140,817	2,140,817	1,258,574	1,258,574	2,182,913	2,182,913
Net accounts receivable	2,821,472	2,821,472	2,546,806	2,546,806	2,578,498	2,578,498
Transaction with derivatives	108,054	108,054	151,760	151,760	632,751	632,751
Other assets	234,568	234,568	174,067	174,067	268,844	268,844

Liabilities
Suppliers and accounts payable	3,424,616	3,424,616	3,053,587	3,053,587	3,726,324	3,726,324
Loans and financing	2,466,818	2,466,818	2,995,029	2,995,029	6,924,732	6,924,732
Debentures and promissory notes	1,443,306	1,447,072	2,128,249	2,129,465	1,078,424	1,078,424
Transaction with derivatives	134,335	134,335	162,388	162,388	203,323	203,323
Other liabilities	251,101	251,101	251,747	251,747	251,318	251,318

The fair value of financial assets and liabilities is included in the value by which the instrument could be exchanged in current transactions between parties willing to negotiate, and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value.

•   Cash and cash equivalents, trade accounts receivable, other assets, accounts payable to suppliers and other current liabilities approximate their corresponding book value mostly due to the short-term maturity of these instruments.

•   The fair value of negotiable instruments and bonds is based on the price quotes as of the date of the financial statements. The fair value of non-negotiable instruments, bank loans, debentures and other financial debts, as well as other non-current financial liabilities, is estimated through the future discounted cash flows using the rates currently available for similar and remaining debts or maturities.

•   The Company and its subsidiary contract derivative financial instruments with financial institutions rated as investment grade. The derivatives evaluated used valuation techniques with data that can be observed on the market mainly relating to interest rate swap and inflation and exchange agreements. The frequently used valuation techniques include pricing models for futures and swap agreements, with calculations at present value.

Fair value hierarchy

The Company and its subsidiary use the following hierarchy in order to calculate and disclose the fair value of financial instruments through the valuation technique:

Level 1: quoted prices (without adjustments) on the active markets for identical assets or liabilities;

Level 2: other techniques to which all data with material effect on the fair value recorded are directly or indirectly observable;

Level 3: techniques using data with relevant effect on the fair value recorded which are not based on data that can be observed on the market.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Below, a comparison by type of book value, fair value of financial instruments and hierarchy level of the Company and its subsidiary reported in the financial statements for the year ended December 31, 2010.

	Book value	Fair value	Fair value hierarchy - Level 2

Loans and financing	650,924	650,924	650,924
Debentures	80,712	80,712	80,712
Derivative instruments	26,281	26,281	26,281
Total	757,917	757,917	757,917

(*) Derivative instruments, net of income tax provision.

During the year ended December 31, 2010, no transfers occurred between the evaluations of fair value of level 1 and level 2 and no transfers occurred in the evaluations of fair value of level 3 and level 2. The Company and its subsidiary do not have any financial instrument with level 3 valuation.

As authorized by IFRS 1, the Company did not report comparative information on the hierarchy of fair value and liquidity.

c) Transactions with Derivatives

The Company and subsidiary entered into swap contracts in foreign currency at several exchange rates, in notional amounts at December 31, 2009 of US$367,822 thousand, and JP1,338,853 thousand, at December 31, 2010 (US$415,637 thousand, and JPY1,338,853 thousand, at December 31, 2009) to cover their net liabilities in foreign currency.

At October 15, 2009, a swap was contracted, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th issue of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

Since the transaction date, the Company and subsidiary have been applying the concepts provided for in IAS 32, IAS 39 and IFRS 7, which require that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the statement of operations, unless the Company is able to prove compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedging and the respective items subject to the hedge are adjusted monthly to the fair value. For derivatives classified as fair value hedges and evaluated as effective, the valuation (or devaluation) of the fair value of the hedged instrument and of the item subject matter of hedge must be recorded as a counter-entry to the proper revenue or expense account in the statements of operations.

The Company and subsidiary calculates the effectiveness of fair value hedges on a continuous basis (at least quarterly) and, at December 31, 2010 and 2009, the contracted hedges were effective in relation to the debts being covered. In conformity with the fair value hedge rules, as long as the Company has the option of qualifying these derivative contracts as hedge accounting, the covered debt is also adjusted to its fair value.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

At December 31, 2010 and 2009, the Company and subsidiary had not maintained any embedded derivative agreements.

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of subsidiary is intended for protection against foreign exchange risk and inflation arising out of financial debts, rights and foreign currency-denominated liabilities, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 100.0% of the financial exchange liabilities are hedged.

The Company and subsidiary keep internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated with each strategy of market action. The results obtained by the Company and by Vivo in relation to their derivative financial instruments show that the Management has properly managed risks.

e) Fair Values of the Derivative Financial Instruments

The valuation method used for calculating the fair value of the loans, debentures and derivatives was the discounted cash flow which considered the expectancy of settlement or receipt of liabilities and assets at the market rates prevailing at December 31, 2010.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at December 31, 2010 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

			Notional		Fair Value		Accumulated effect
							Amounts receivable (payable)
	Description		12.31.10	12.31.09	12.31.10	12.31.09	12.31.10	12.31.09
	Swap contract

	Asset Position
(1)	Foreign currency		647,764	728,040	651,857	759,581	114,286	158,117
	Abn Amro	USD	-	78,079	-	95,327	-	3,026
	Banco do Brasil	JPY	22,225	22,225	29,554	26,415	-	-
	Citibank	USD	181,230	181,230	170,236	174,296	23,933	36,070
	JP Morgan	USD	443,207	443,207	451,134	460,769	90,353	119,021
	Votorantim	USD	1,102	3,299	933	2,774	-	-

(2)	Inflation rates		72,000	182,000	80,712	250,927	13,201	24,948
	Itaú	IPCA	72,000	72,000	80,712	74,911	13,201	10,591
	Unibanco	IGPM	-	110,000	-	176,016	-	14,357

(3)	Post rate (CDI)		4,977	-	4,962	-	26	-
	HSBC	CDI	1,108	-	1,104	-	-	-
	Itaú	CDI	3,869	-	3,858	-	26	-

	Liability Position
	Pre Rate (CDI)		(647,764)	(728,040)	(662,671)	(750,997)	(125,100)	(149,534)
	Abn Amro	CDI	-	(78,079)	-	(92,301)	-	-
	Banco do Brasil	CDI	(22,225)	(22,225)	(30,352)	(27,453)	(798)	(1,038)
	Citibank	CDI	(181,230)	(181,230)	(178,810)	(177,852)	(32,508)	(39,626)
	JP Morgan	CDI	(443,207)	(443,207)	(451,090)	(446,791)	(90,309)	(105,043)
	Votorantim	CDI	(1,102)	(3,299)	(2,419)	(6,600)	(1,485)	(3,827)

	Post rate		(72,000)	(182,000)	(76,737)	(238,833)	(9,226)	(12,854)
	Itaú	CDI	(72,000)	(72,000)	(76,737)	(77,174)	(9,226)	(12,854)
	Unibanco	CDI	-	(110,000)	-	(161,659)	-	-

	Foreign currency		(4,977)	-	(4,945)	-	9	-
	HSBC	CDI	(1,108)	-	(1,113)	-	9	-
	Itaú	CDI	(3,869)	-	(3,832)	-	-	-

				Asset position			127,513	183,065
				Provision withholding income tax			(19,459)	(31,305)
				Liability position			(134,335)	(162,388)
				Amounts payable, net of income tax			(26,281)	(10,628)

(1)   Foreign currency swap x CDI percentage (R$651,857) – swap transactions contracted with maturity dates until 2015, for protection against exchange variation risk in loan transactions in foreign currency (book value of R$652,457).

(2)   Swap IPCA x CDI percentage (R$80,712) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$80,712).

(3)   Swap percentage of CDI x foreign currency (R$4,962) – swap operations contracted with short-term maturity aiming at hedging against exchange variation risks of foreign currency-denominated rights and obligations, net (book value of R$4,909).

At December 31, 2010, the Company and Vivo recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$108,054 (R$151,760 at December 31, 2009) and in liabilities in the amount of R$134,335 (R$162,388 at December 31, 2009), to recognize the derivatives positions.

Gains and losses in the fiscal year ended on December 31, 2010 and 2009, grouped by contracts executed, were recorded in the income accounts (note 28).

Below is a breakdown of the maturity dates of the amounts receivable (payable) arising out of swap contracts at December 31, 2010:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Swap contract	Maturity at				Amount receivable (payable) at 12.31.10
	2011	2012	2013	After 2014
Foreign currency x CDI
Banco do Brasil	(798)	-	-	-	(798)
Citibank	(11,169)	(10,220)	(7,923)	20,737	(8,575)
JP Morgan	(26,646)	(26,453)	(20,470)	73,613	44
Votorantim	(1,485)	-	-	-	(1,485)
Total	(40,098)	(36,673)	(28,393)	94,350	(10,814)

IPCA x CDI
Itaú	(3,399)	(3,398)	(2,430)	13,202	3,975
Total	(3,399)	(3,398)	(2,430)	13,202	3,975

CDI x foreign currency
HSBC	(9)	-	-	-	(9)
Itaú	26	-	-	-	26
Total	17	-	-	-	17

Total	(43,480)	(40,071)	(30,823)	107,552	(6,822)

		Asset position			4,045
		Liability position			(10,867)
		Balance before withholding income tax			(6,822)
		Provision withholding income tax			(19,459)
		Amount payable, net of tax			(26,281)

Sensitivity Analysis on the Risk Variables of the Company and its Subsidiaries

As provided for in IAS 32, IAS 39 and IFRS 7, the Company shall disclose a sensitivity analysis for each type of market risk deemed the Management to be material, to which the entity is exposed at the closing date of each period, including all transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and to Vivo.

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

As the Company and Vivo have only derivative instruments for hedging their financial debt and foreign currency-denominated liabilities, changes in the value of derivatives in scenarios accompanied by the respective hedge objects, thus showing that the effects thereof are almost nil. At December 31, 2010, for these transactions, the Company stated the balance of the subject matter (debt) and of the derivative financial instrument (foreign currency-denominated liabilities and rights) in separate lines of the sensitivity analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Sensitivity Analysis – Net Exposure:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Operation	Risk	Probable	Deterioration 25%	Deterioration 25%

Hedge (Long Position)	Derivatives (Risk reduction USD)	622,303	806,639	1,004,606
Debt in USD	Debt (Risk increase USD)	(622,932)	(807,585)	(1,005,552)
	Net exposure	(629)	(946)	(946)

Hedge (Long Position)	Derivatives (Risk reduction JPY)	29,554	36,947	44,368
Debt in JPY	Debt (Risk increase JPY)	(29,554)	(36,947)	(44,368)
	Net exposure	-	-	-

Hedge (Short Position)	Derivatives (Risk reduction USD)	(1,104)	(1,382)	(1,660)
Accounts receivable in Euros	Assets (Risk increase Euro)	1,116	1,395	1,674
	Net exposure	12	13	14

Hedge (Short Position)	Derivatives (Risk reduction USD)	(3,858)	(4,829)	(5,802)
Accounts receivable in USD	Assets (Risk increase USD)	3,793	4,741	5,689
	Net exposure	(65)	(88)	(113)

Hedge (Long Position)	Derivatives (Risk reduction IPCA)	80,712	89,798	92,727
Debt in IPCA	Debt (Risk increase IPCA)	(80,712)	(89,798)	(92,727)
	Net exposure	-	-	-

Hedge (CDI Short Position)	Derivatives (Risk increase CDI)	(734,464)	(795,404)	(855,661)
	Net exposure	(734,464)	(795,404)	(855,661)

	Net exposure in each scenario	(735,146)	(796,425)	(856,706)

	Net effect of change in fair value		(61,279)	(121,560)

Assumptions for the Sensitivity Analysis:

Risk Variable	Probable	Deterioration 25%	Deterioration 50%

USD	1.6662	2.0828	2.4993
JPY	0.0205	0.0256	0.0308
Euro	2.2264	2.783	3.3396
IPCA	5.90%	7.37%	8.85%
CDI	10.64%	13.30%	15.96%

f) Capital Management

The purpose of the capital management of the Company and its subsidiary is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiary manage their capital structure by making adjustments and fitting into current economy conditions. In order to maintain this structure adjusted, the Company and its subsidiary may pay dividends, provide return on capital to shareholders, raise new loans, issue debentures, issue promissory notes and contract derivative operations. As of the year ended December 31, 2010, the objectives, policies or capital structure processes have not been changed.

The Company includes in its net debt structure: loans, financing and non-convertible debentures, derivative operations, less cash and cash equivalents.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10	12.31.09
Loans, financing and Debentures	3,913,890	5,124,494
Derivative transactions	26,281	10,628
Cash and cash equivalent	(2,196,544)	(1,309,918)
Net debt	1,743,627	3,825,204

Shareholders' Equity	10,140,252	9,343,140

Shareholders' Equity and net debt	11,883,879	13,168,344

31. POST-EMPLOYMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiary sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Vivo and Vivo Participações, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PAMA	DB	Sistel	Vivo and Vivo Participações, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PBS	DB	VisãoPrev	Vivo and Vivo Participações
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo
VISÃO	Hybrid	VisãoPrev	Vivo
CELPREV	Hybrid	Sistel	Vivo Participações

(1) DB = Defined Benefit Plan;

(1) Hybrid =Benefit plan that provides benefits structured as both defined benefit and defined contribution. Only the assets and liabilities relating to the portions of these defined benefit plans will be presented in the reconciliations.

The Company and its subsidiary, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

The subsidiary sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

The public civil actions filed by the Association of SISTEL Members (ASTEL) in the State of São Paulo against SISTEL, Vivo and others, aiming the annulment of PBS pension plan split in 2000 and corresponding allocation of proceeds deriving from technical surplus and tax contingency existing at the time of split. The risk attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and is subject to expert examination, as it involves the assets spun-off from SISTEL referring to the telecommunication operators of the former Telebrás system.

Vivo Participações individually sponsors a defined retirement benefit plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Vivo Participações also sponsors the CelPrev, a defined contribution plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied to his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted to the plan within 90 days after the effective date of the CelPrev.

Actuarial provisions relating to the plans mentioned above are recorded in "Provisions" (note 18).

Following is a breakdown of the consolidated net actuarial liabilities (assets) for the defined benefit retirement plans and retired employees medical assistance plan as well as the other information required regarding such plans:

	Liabilities (Assets), net
	12.31.10	12.31.09	1.1.09
PBS-A	-	-	-
PAMA	16,974	15,693	11,853
PBS	(967)	(1,587)	192
VIVO PREV	-	2,190	(192)
TCP PREV	-	-	519
VISÃO	(48)	(1,947)	(69)
CEL PREV	(136)	-	-
Total	15,823	14,349	12,303

a) Reconciliation of Assets and Liabilities

	31.12.10			31.12.09			1.1.09
	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)	Total actuarial liabilities	Fair value of plan assets	Net liabilities (assets)
PAMA (i)	16,974	-	16,974	15,693	-	15,693	11,853	-	11,853
PBS	515	(1,482)	(967)	241	(1,828)	(1,587)	192	-	192
VIVO PREV	-	-	-	2,190	-	2,190	-	(192)	(192)
VISÃO	35	(83)	(48)	47	(1,994)	(1,947)	56	(125)	(69)
CELPREV	-	(136)	(136)	-	-	-	-	-	-
TCPPREV	-	-	-	-	-	-	519	-	519
Total	17,524	(1,701)	15,823	18,171	(3,822)	14,349	12,620	(317)	12,303

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

i)   This refers to the proportional participation of the subsidiaries in the assets and liabilities of the multi-sponsored plan – PAMA.

b) Reconciliation of Net Actuarial Liabilities (Assets)

	PBS-A	PAMA	PBS	VIVO PREV	TCPPREV	TCOPREV	VISÃO	CELPREV

Present Value of the Benefit Plan Covered	34,243	23,309	114,361	24,607	107	21,534	118	1,419
Present Value of the Plan's Assets	(51,385)	(6,335)	(163,400)	(27,828)	(576)	(33,490)	(11,187)	(5,792)
Deficit (Surplus) in the Benefit Plan Covered	(17,142)	16,974	(49,039)	(3,221)	(469)	(11,956)	(11,069)	(4,373)
Present Value of the Benefit Plan Uncovered	-	-	-	-	-	-	35	-
Limit to Recover Surplus Plans	17,142	-	48,072	3,221	469	11,956	10,986	4,237
Liabilities (Assets), net, as of December 31, 2010	-	16,974	(967)	-	-	-	(48)	(136)

Non-current Assets	-	-	1,482	-	-	-	83	136
Non-current Liabilities	-	16,974	515	-	-	-	35	-

	PBS-A	PAMA	PBS	VIVO PREV	TCPPREV	TCOPREV	VISÃO	CELPREV

Present Value of the Benefit Plan Covered	21,649	21,809	106,693	23,543	289	22,586	248	1,442
Present Value of the Plan's Assets	(29,488)	(6,116)	(137,862)	(21,353)	(561)	(34,428)	(10,208)	(5,315)
Deficit (Surplus) in the Benefit Plan Covered	(7,839)	15,693	(31,169)	2,190	(272)	(11,842)	(9,960)	(3,873)
Present Value of the Benefit Plan Uncovered	-	-	-	-	-	-	47	-
Limit to Recover Surplus Plans	7,839	-	29,582	-	272	11,842	7,966	3,873
Liabilities (Assets), net, as of December 31, 2009	-	15,693	(1,587)	2,190	-	-	(1,947)	-

Non-current Assets	-	-	1,828	-	-	-	1,994	-
Non-current Liabilities	-	15,693	241	2,190	-	-	47	-

	PBS-A	PAMA	PBS	VIVO PREV	TCPPREV	TCOPREV	VISÃO	CELPREV

Present Value of the Benefit Plan Covered	31,497	18,201	98,060	16,993	519	21,905	323	1,364
Present Value of the Plan's Assets	(42,870)	(6,348)	(141,149)	(26,747)	-	(29,004)	(5,774)	(4,081)
Deficit (Surplus) in the Benefit Plan Covered	(11,373)	11,853	(43,089)	(9,754)	519	(7,099)	(5,451)	(2,717)
Present Value of the Benefit Plan Uncovered	-	-	-	-	-	-	56	-
Limit to Recover Surplus Plans	11,373	-	43,281	9,562	-	7,099	5,326	2,717
Liabilities (Assets), net, as of january 01, 2009	-	11,853	192	(192)	519	-	(69)	-

Non-current Assets	-	-	-	192	-	-	125	-
Non-current Liabilities	-	11,853	192	-	519	-	56	-

c) Changes in the Net Actuarial Liabilities (Assets)

Plan	Net Actuarial Liabilities (Assets) as of December 31, 2009	Expenses (Income) Recognized in the Income for 2010	Actuarial Losses (Gains)	Net Actuarial Liabilities (Assets) as of December 31, 2010

PBS-A	(7,839)	(780)	(8,523)	(17,142)
PAMA	15,693	1,695	(414)	16,974
PBS	(31,169)	(3,198)	(14,672)	(49,039)
VIVO PREV	2,190	198	(5,609)	(3,221)
TCPPREV	(272)	(22)	(175)	(469)
TCOPREV	(11,842)	(1,417)	1,303	(11,956)
VISÃO	(9,913)	(1,073)	(48)	(11,034)
CELPREV	(3,873)	(344)	(156)	(4,373)

Plan	Net Actuarial Liabilities (Assets) as of january 01, 2009	Expenses (Income) Recognized in the Income for 2009	Actuarial Losses (Gains)	Net Actuarial Liabilities (Assets) as of December 31, 2009

PBS-A	(11,373)	(1,893)	5,427	(7,839)
PAMA	11,853	1,295	2,545	15,693
PBS	(43,089)	(5,093)	17,013	(31,169)
VIVO PREV	(9,754)	(1,792)	13,736	2,190
TCPPREV	519	18	(809)	(272)
TCOPREV	(7,099)	(1,093)	(3,650)	(11,842)
VISÃO	(5,395)	(618)	(3,900)	(9,913)
CELPREV	(2,717)	(197)	(959)	(3,873)

d) Changes in the Actuarial Liabilities

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Plan	Actuarial Liabilities as of December 31, 2009	Cost of Current Service	Interest Cost	Employee's Contributions	Ganhos e Perdas Atuariais	Benefits Paid	Actuarial Liabilities as of December 31, 2010

PBS-A	21,649	-	2,050	-	13,335	(2,791)	34,243
PAMA	21,809	178	2,120	-	(305)	(493)	23,309
PBS	106,693	1,147	10,226	325	1,641	(5,671)	114,361
VIVO PREV	23,543	3,418	2,156	88	(4,353)	(245)	24,607
TCPPREV	289	24	26	3	(235)	-	107
TCOPREV	22,586	133	2,156	5	(3,013)	(333)	21,534
VISÃO	295	26	27	1	(196)	-	153
CELPREV	1,442	142	136	13	(307)	(7)	1,419

Plan	Actuarial Liabilities as of January 01, 2009	Cost of Current Service	Interest Cost	Employee's Contributions	Ganhos e Perdas Atuariais	Benefits Paid	Actuarial Liabilities as of December 31, 2009

PBS-A	31,497	-	3,084	-	(11,337)	(1,595)	21,649
PAMA	18,201	171	1,821	-	2,157	(541)	21,809
PBS	98,060	1,023	9,734	512	2,030	(4,666)	106,693
VIVO PREV	16,993	2,496	1,611	32	2,618	(207)	23,543
TCPPREV	519	40	49	42	(361)	-	289
TCOPREV	21,905	67	2,169	15	(1,260)	(310)	22,586
VISÃO	379	33	33	2	(142)	(10)	295
CELPREV	1,364	170	134	36	(224)	(38)	1,442

e) Changes in the fair value of the plan's assets

Plan	Fair Value of Plan's Assets as of December 31, 2009	Expected Return on Plan's Assets	Actuarial Losses and Gains	Sponsor's Contributions	Employee's Contributions	Benefits Paid	Fair Value of Plan's Assets as of December 31, 2010

PBS-A	(29,488)	(2,830)	(21,858)	-	-	2,791	(51,385)
PAMA	(6,116)	(582)	(109)	(21)	-	493	(6,335)
PBS	(137,862)	(14,358)	(16,313)	(213)	(325)	5,671	(163,400)
VIVO PREV	(21,353)	(2,310)	(1,256)	(3,066)	(88)	245	(27,828)
TCPPREV	(561)	(60)	60	(12)	(3)	-	(576)
TCOPREV	(34,428)	(3,669)	4,316	(37)	(5)	333	(33,490)
VISÃO	(10,208)	(1,106)	148	(20)	(1)	-	(11,187)
CELPREV	(5,315)	(575)	151	(47)	(13)	7	(5,792)

Plan	Fair Value of Plan's Assets as of January 01, 2009	Expected Return on Plan's Assets	Actuarial Losses and Gains	Sponsor's Contributions	Employee's Contributions	Benefits Paid	Fair Value of Plan's Assets as of December 31, 2009

PBS-A	(42,870)	(4,977)	16,764	-	-	1,595	(29,488)
PAMA	(6,348)	(671)	388	(26)	-	541	(6,116)
PBS	(141,149)	(15,634)	14,983	(216)	(512)	4,666	(137,862)
VIVO PREV	(26,747)	(3,075)	11,118	(2,824)	(32)	207	(21,353)
TCPPREV	-	-	(448)	(71)	(42)	-	(561)
TCOPREV	(29,004)	(3,183)	(2,390)	(146)	(15)	310	(34,428)
VISÃO	(5,774)	(644)	(3,758)	(40)	(2)	10	(10,208)
CELPREV	(4,081)	(465)	(735)	(36)	(36)	38	(5,315)

f) Expenses (Revenue) in 2010 and 2009

	Cost of		Expected		Expenses
	Current	Interest	Return on	Sponsor's	(Income)
Plan	Service	Cost	Plan's assets	Contributions	in 2010

PAMA	178	2,120	(582)	(21)	1,695
PBS	1,147	10,226	(14,358)	(213)	(3,198)
VIVO PREV	3,418	2,156	(2,310)	(3,066)	198
TCPPREV	24	26	(60)	(12)	(22)
TCOPREV	133	2,156	(3,669)	(37)	(1,417)
VISÃO	26	27	(1,106)	(20)	(1,073)
CELPREV	142	136	(575)	(47)	(344)

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	Cost of		Expected		Expenses
	Current	Interest	Return on	Sponsor's	(Income)
Plan	Service	Cost	Plan's assets	Contributions	in 2009

PAMA	171	1,821	(671)	(26)	1,295
PBS	1,023	9,734	(15,634)	(216)	(5,093)
VIVO PREV	2,496	1,611	(3,075)	(2,824)	(1,792)
TCPPREV	40	49	-	(71)	18
TCOPREV	67	2,169	(3,183)	(146)	(1,093)
VISÃO	33	33	(644)	(40)	(618)
CELPREV	170	134	(465)	(36)	(197)

g) Estimated Expenses (Revenue) for 2011

Plan	Cost of Current Service	Interest Cost	Expected Return on Plan's assets	Sponsor's Contributions	Expenses (income) Expected for 2010

PAMA	142	2,364	(678)	(67)	1,761
PBS	1,073	11,407	(17,500)	(154)	(5,174)
VIVO PREV	3,095	2,361	(3,211)	(2,802)	(557)
TCPPREV	9	10	(67)	(12)	(60)
TCOPREV	68	2,137	(3,809)	(54)	(1,658)
VISÃO	14	15	(89)	(14)	(74)
CELPREV	137	141	(641)	(27)	(390)

h)    Other comprehensive income

Plan	Actuarial gains and losses	Asset celling	Amounts recorded as other comprehensive income as of 12.31.10

PAMA	6,973	-	6,973
PBS	24,348	48,072	72,420
VIVO PREV	(1,279)	3,221	1,942
TCPPREV	5,364	469	5,833
TCOPREV	18,490	11,956	30,446
VISÃO	11,720	10,986	22,706
CELPREV	(146)	4,237	4,091

Plan	Actuarial gains and losses	Asset celling	Amounts recorded as other comprehensive income as of 12.31.09

PAMA	7,387	-	7,387
PBS	39,021	29,582	68,603
VIVO PREV	4,331	-	4,331
TCPPREV	5,539	272	5,811
TCOPREV	17,187	11,842	29,029
VISÃO	11,768	7,966	19,734
CELPREV	10	3,873	3,883

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Plan	Actuarial gains and losses	Asset celling	Amounts recorded as other comprehensive income as of 1.1.09

PAMA	4,840	-	4,840
PBS	22,008	43,281	65,289
VIVO PREV	(9,406)	9,562	156
TCPPREV	6,348	-	6,348
TCOPREV	20,837	7,099	27,936
VISÃO	15,673	5,326	20,999
CELPREV	969	2,717	3,686

i)   Actuarial Premises

For the fiscal year of 2010

Plan	Expected Yield Rate on Plan's Assets	Future Salary Increase Rate	Medical Costs Growth Rate	Benefit Growth Rate	Increase in use of medical services, according to age

PBS-A	12.08%	N/A	N/A	5.00%	N/A
PAMA	11.07%	N/A	8.15%	N/A	4.00%
PBS, except for PBS Telemig	11.60%	6.54%	N/A	5.00%	N/A
PBS Telemig	10.70%	6.54%	N/A	5.00%	N/A
VIVO PREV	11.60%	7.20%	N/A	5.00%	N/A
TCPPREV	11.60%	7.20%	N/A	5.00%	N/A
TCOPREV	11.60%	7.20%	N/A	5.00%	N/A
VISÃO	11.60%	7.20%	N/A	5.00%	N/A
CELPREV	11.10%	7.19%	N/A	5.00%	N/A

For the fiscal year of 2009

Plan	Expected Yield Rate on Plan's Assets	Future Salary Increase Rate	Medical Costs Growth Rate	Benefit Growth Rate	Increase in use of medical services, according to age

PBS-A	9.86%	N/A	N/A	4.60%	N/A
PAMA	9.84%	N/A	7.74%	N/A	4.00%
PBS, except for PBS Telemig	10.84%	6.14%	N/A	4.60%	N/A
PBS Telemig	10.51%	6.14%	N/A	4.60%	N/A
VIVO PREV	10.84%	6.79%	N/A	4.60%	N/A
TCPPREV	10.84%	6.79%	N/A	4.60%	N/A
TCOPREV	10.84%	6.79%	N/A	4.60%	N/A
VISÃO	10.84%	6.79%	N/A	4.60%	N/A
CELPREV	10.88%	6.79%	N/A	4.60%	N/A

In addition to the foregoing premises, other premises that are common to all the plans were adopted, as follows:

•  Rate for discount to present value of the actuarial liabilities: 10.25%;

•  Inflation rate: 5.00%;

•  Disability Effectiveness Table: Mercer Disability; and

•  Mortality Table: AT2000.

•Rate used for discount at present value of actuarial liabilities: 9.83%;

• Inflation rate: 4.60%;

• Turnover: 0.15/years of service +1, nihil from 50 years of age;

• Disability eligibility table: Mercer disability;

• Mortality table: AT83, segregated by gender, and

• Disable mortability table: IAPB-57.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

j) Effect of a one percentage increase and effect of a one percentage decrease in trend rates of medical costs taken on for PAMA

	31.12.10	31.12.09
Effect of estimated rates of medical cost trend

Increase of 1% on estimated rates of medical cost trend
Total effect over current service costs and PAMA interest costs	459	426
Total effect over present value of PAMA benefit plan	4,954	4,530

Decrease of 1% on estimated rates of medical cost trend
Total effect over current service costs and PAMA interest costs	(421)	(334)
Total effect over present value of PAMA benefit plan	(3,853)	(3,536)

k) Expected return on long-term investment

The expected rates of return on investment were determined based on the expectations of long-term profitability and balanced for each asset category of benefit plans. The distribution of plan assets is as of September 30, 2009. The target allocation considers the expectation of long-term distribution of assets for each investment category, according to investment policy applicable to each plan.

Expected yield rates were suggested for each investment category based on long-term projections provided by Tendências Consultoria and National Association of Open Market Institutions (ANDIMA) data, among others, as follows:

• Preset securities: average rate, weighted by the amount of LTN and NTNF portfolios available in the market (source: ANDIMA);

• Exchange securities: SELIC weighted rate by the exchange rate projected for the next 10 years (source: Tendências);

• Fixed rate assets: change in the average rate of internal nominal interest, projected for the next 10 years (source: Tendências);

• Assets pegged to inflation rate: average rate weighted by the NTN-B and NTN-C portfolios available in the market (source: ANDIMA);

• Variable rate assets: the historical premium of risk calculated by the consulting actuary has been used;

• Loans to participants: the CDI rate and the actuarial goal of the plan is considered, whichever is greater;

• Real property: the actuarial goal of the plan adopted by its administrator has been used.

	12.31.10		12.31.09
VIVO PREV	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	80.08%	10.72%	82.59%	10.04%
Equity securities	17.63%	15.61%	16.18%	14.94%
Loans to participants	2.29%	10.25%	1.23%	9.83%
Real estate	0.00%	N/A	0.00%	N/A
Total	100.00%	11.57%	100.00%	10.83%

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10		12.31.09
PAMA	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	100.00%	11.07%	100.00%	9.84%
Equity securities	0.00%	N/A	0.00%	N/A
Loans to participants	0.00%	N/A	0.00%	N/A
Real estate	0.00%	N/A	0.00%	N/A
Total	100.00%	11.07%	100.00%	9.84%

	12.31.10		12.31.09
PBS TCO	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.74%	10.71%	83.60%	10.04%
Equity securities	17.99%	15.61%	16.38%	14.94%
Loans to participants	0.26%	10.25%	0.02%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
PBS TELE SUDESTE CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.50%	10.71%	83.46%	10.04%
Equity securities	17.94%	15.61%	16.35%	14.94%
Loans to participants	0.57%	10.25%	0.19%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
PBS TELE LESTE CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.96%	10.71%	83.62%	10.04%
Equity securities	18.04%	15.61%	16.38%	14.94%
Loans to participants	0.00%	0.00%	0.00%	0.00%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
PBS TELESP CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.20%	10.72%	83.24%	10.04%
Equity securities	17.87%	15.61%	16.31%	14.94%
Loans to participants	0.92%	10.25%	0.45%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10		12.31.09
PBS TELEMIG CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	86.00%	9.96%	86.00%	9.84%
Equity securities	13.00%	15.61%	13.00%	14.94%
Loans to participants	1.00%	10.25%	1.00%	10.88%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	10.70%	100.00%	10.51%

	12.31.10		12.31.09
PBS-A	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	74.00%	11.10%	75.00%	9.84%
Equity securities	20.00%	16.25%	9.00%	14.94%
Loans to participants	2.00%	10.25%	12.00%	5.57%
Real estate	4.00%	10.25%	4.00%	11.69%
Total	100.00%	12.08%	100.00%	9.86%

	12.31.10		12.31.09
TCPPREV	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.35%	10.71%	83.42%	10.04%
Equity securities	17.91%	15.61%	16.34%	14.94%
Loans to participants	0.74%	10.25%	0.24%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.58%	100.00%	10.84%

	12.31.10		12.31.09
TCOPREV	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.51%	10.71%	83.23%	10.04%
Equity securities	17.94%	15.61%	16.30%	14.94%
Loans to participants	0.55%	10.25%	0.47%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
VISÃO TELERJ CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.80%	10.71%	83.44%	10.04%
Equity securities	18.01%	15.61%	16.34%	14.94%
Loans to participants	0.19%	10.25%	0.22%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

	12.31.10		12.31.09
VISÃO TELEST CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.72%	10.71%	83.46%	10.04%
Equity securities	17.99%	15.61%	16.35%	14.94%
Loans to participants	0.30%	10.25%	0.19%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
VISÃO TELEBAHIA CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.16%	10.72%	83.19%	10.04%
Equity securities	17.87%	15.61%	16.30%	14.94%
Loans to participants	0.97%	10.25%	0.51%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
VISÃO TELERGIPE CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.78%	10.71%	83.51%	10.04%
Equity securities	18.00%	15.61%	16.35%	14.94%
Loans to participants	0.22%	10.25%	0.14%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
VISÃO CELULAR CRT	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	81.77%	10.71%	83.30%	10.04%
Equity securities	18.00%	15.61%	16.31%	14.94%
Loans to participants	0.23%	10.25%	0.39%	9.83%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.59%	100.00%	10.84%

	12.31.10		12.31.09
CELPREV TELEMIG CELULAR	Asset	Estimated	Asset	Estimated
	Allocation	Return	Allocation	Return
Debt securities	78.00%	9.96%	78.00%	9.84%
Equity securities	20.00%	15.61%	20.00%	14.94%
Loans to participants	2.00%	10.25%	2.00%	10.88%
Real estate	0.00%	0.00%	0.00%	0.00%
Total	100.00%	11.10%	100.00%	10.88%

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

32. TRANSACTIONS WITH RELATED PARTIES

32.a) Subsidiaries

The financial statements include information related to the subsidiaries, as follows:

Company	Interest
	2010	2009
Vivo S.A.	100.00%	100.00%
Telemig Celular S.A.	n/a	100.00%

The transactions between the Company and its subsidiary refer, basically, to payments of dividends and interest on shareholders’ equity. With the merger of Telemig, as of June 2010, the Company started roaming operations with Vivo (note 1).

32.b) Terms and Conditions of Transactions with Related Parties:

As described in note 1a, Telefónica S.A. acquired 50% interest in Brasilcel N.V. held by the companies of Portugal Telecom Group to Telefónica S.A. As a result, for the balances as of December 31, 2010, we have: i) the amounts payable to the companies of Portugal Telecom Group not recorded as related party but as suppliers payables; ii) the amounts  of income and expenses with the companies of Portugal Telecom Group recorded as related parties until June 30, 2010. From that date on, the transactions with those companies were recorded as regular revenues and expenses. No change occurred in the 2009 comparative balances, since at that time the companies of Portugal Telecom Group were deemed as related parties (*).

a)   Communication via local cellular phone and via long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Some of these transactions were carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. They include roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the subsidiaries’ network.

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

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

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

i) Collection services: rendered by Cobros Gestão de Serviços and Atento Brasil S.A.

j) Leased circuits and data services for internet access: provided by Telefonica Empresas do Brasil Ltda.  and Telefonica International Wholesale Brasil, ATelecom and Telefonica Engenharia e Segurança.

k) Property lease and sales of call center assets: lease of the owned buildings where the call center infrastructure is installed and sales of property, plant and equipment used in the operation of the call center to the companies Mobitel S.A. – Dedic, Atento Brasil S.A. and Cobros Gestão de Serviços.

l) Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom, pursuant to agreements executed between the parties.

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

		12.31.10
	Nature of	Assets	Liabilities	Income
Company	Transaction	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	342,416	295,270	2,103,454	(418,401)
Portugal Telecom Inovação do Brasil Ltda (*)	e) / l)	-	-	16	(17,041)
Telecomuncações Móveis Nacionais - TMN (*)	h)	-	-	-	(1,263)
Telefonica Serviços Empresariais do Brasil Ltda	f)	426	15,046	2,118	(61,954)
Telefonica International Wholesale	j)	-	460	-	(723)
Telefonica International Wholesale Brasil	j) / l)	54	4,985	161	(9,560)
Portugual Telecom, SGPS, S.A. (*)	b)	-	-	3,561	-
Telefonica Internacional S.A.	b)	-	12,889	580	-
Telefonica S.A.	b)	2,326	43,524	1,889	(300)
Cobros Gestão de Serviços	i) / k)	1	-	69	(728)
Atento Brasil S.A.	d) / k) / i)	5,070	54,196	18,115	(316,620)
Mobitel S.A. - Dedic (*)	d) / k)	-	-	1,572	(155,287)
Terra Networks S.A.	g) / l)	948	358	1,902	(373)
ATelecom S/A	j) / l)	30	3,573	1,001	(12,441)
Telefonica Engenharia e Segurança	l) / j)	62	742	75	(694)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	-	-	61	(415)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	25	13,543	1,291	(16,694)
Telefonica Móviles Espana S.A.	h)	1,612	2,588	3,524	(11,984)
Operadoras Grupo Telefonica (Roaming internacional)	h)	12,385	3,238	7,368	(9,168)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l) /d)	6	1	92	(1)
Total		365,361	450,413	2,146,849	(1,033,647)

		12.31.09
	Nature of	Assets	Liabilities	Income
Company	Transaction	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	340,215	299,512	2,055,019	(294,255)
Telefonica Móviles Espana S.A.	h)	2,608	2,071	3,336	(411)
Portugal Telecom Inovação do Brasil Ltda (*)	e) / l)	8	44,002	27	(15,461)
Telecomuncações Móveis Nacionais - TMN (*)	h)	979	575	1,069	(75)
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,451	17,149	961	(60,706)
Telefonica International Wholesale	j)	-	24	-	(137)
Telefonica International Wholesale Brasil	j) / l)	9	2,095	31	(5,363)
Portugual Telecom, SGPS, S.A. (*)	b)	2,622	33,771	13,826	(1,589)
Telefonica Internacional S.A.	b)	-	13,470	4,609	-
Telefonica S.A.	b)	2,148	45,113	15,426	(388)
Cobros Gestão de Serviços	i) / k)	1	561	-	(1,921)
Atento Brasil S.A.	d) / k) / i)	6,922	43,420	13,465	(294,227)
Mobitel S.A. - Dedic (*)	d) / k)	1,699	34,811	3,237	(300,779)
Terra Networks S.A.	g) / l)	724	592	490	(1,408)
Atelecom S/A	j) / l)	338	2,829	4,228	(12,288)
Telefonica Sistemas do Brasil Ltda	l)	6	1	87	(1)
Telefonica Engenharia e Segurança	l) / j)	5	52	57	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	-	1,143	1	(1,296)
TBS Celular Participações Ltda	b)	-	13,152	-	-
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	3,475	11,825	5,407	(14,193)
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,606	2,734	7,184	(15)
T. Personales Unifon	c)	-	168	-	-
Total		367,816	569,070	2,128,460	(1,004,513)

32.c) Compensation of Key Management Officers

The compensation, payroll charges and benefits related to key Management officers are presented below.

	12.31.10	12.31.09
Fees and short-term benefits	7,667	9,423
Social security costs	873	3,488
Bonus (includes charges)	9,667	7,505
Other long-term benefits	597	361
Other benefits	386	1,000
Total	19,190	21,777

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

33. INSURANCE

The Company and its subsidiary adopted a policy of monitoring risks inherent to their transactions. For this reason, at December 31, 2010, the Company and its subsidiary had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and its subsidiary considers that the amounts of such contracts are sufficient to cover potential losses. The maximum insurance coverage is presented below:

Type of Insurance	Insured amounts

Operating risks	718,080
General Civil Liability– RCG	6,110

34. LIENS, EVENTUAL RESPONSABILITIES AND COMMITMENTS

The Company and its subsidiary have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB‘s are located), already contracted at December 31, 2010, in the amount of R$3,849,703 as shown below:

Up to one year	706,080
More than one year to five years	2,782,028
More than five years	361,595
Total	3,849,703

35. EARNINGS PER SHARE

In compliance with IAS 33, below, the Company shows the earnings per share information for the years ended December 31, 2010 and 2009.

The basic earnings per share calculation is made by dividing the net income for the year, attributed to the holders of Company's common and preferred shares by the weighted average number of outstanding common and preferred shares during the same period.

The diluted earnings per share is calculated by dividing the net income attributed to the holders of Company’s common and preferred shares by the weighted average amount of common and preferred shares, respectively, which would be issued in the conversion of all potential diluted common and preferred shares in their corresponding shares.

For the years ended December 31, 2010 and 2009, there is no difference between the calculation of basic and diluted earnings per share due to non-existence of potential diluted common shares.

The chart below shows the calculations of basic and diluted earnings per share.

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousand Reais, except as otherwise mentioned)

Numerator	12.31.10	12.31.09
Net Income attributable to the equity holders
Net Income available to the holders of preferred shares	1,243,254	548,347
Net Income available to the holders of common shares	650,579	302,394
	1,893,833	850,741

Denominator (in thousads of shares)
Weighted average preferred shares	262,321	247,078
Weighted average common shares	137,269	136,255
Total	399,590	383,333

Basic and diluted earnings per share
Common shares	4.7394	2.2193
Preferred shares	4.7394	2.2193

36. SUBSEQUENT EVENTS

As announced in the notice to debenture holders on January 14, 2011, at January 13, 2011, the Company’s Board of Directors approved the full redemption of the 1st series of debentures of the 2nd issue, totaling 20,000 unsecured, book-entry, non-convertible debentures, with a face value of ten thousand reais (R$10,000.00), amounting to two hundred million reais (R$200,000,000.00), which characteristics were approved at the meetings of the Company’s Board of Directors held on April 25, 2005 and May 13, 2005, and the first renegotiation took place on March 30, 2009.

The redemption occurred under the following terms and conditions (“Issue”):

(i) The debentures were redeemed at January 31, 2011 and cancelled. The effective redemption value was R$206,279, being R$200,000 of principal, R$6,191 of interest and R$88 of premium for the early redemption.

(ii) The redemption occurred by the unit face value of debentures, on the issue date, plus: (i) the payment owed up to the payment date of debentures redeemed; and (ii) the premium percentage calculated over debentures’ unit face value (“premium”), corresponding to four Brazilian reais and forty-one centavos (R$4.41), per debenture, in compliance with the provision of clause 4.13 of the Private Deed Instrument  of the 2nd issue of debentures not convertible into shares (“deed”).

Tender Offer (OPA) – Merger of shares of Vivo Participações and Telecomunicações de São Paulo (note 1.d1)

On February 11, 2011 the Brazilian SEC authorized the registration of the OPA under Nº CVM/SER/OPA/ALI/2011/ 002. The complete OPA public notice was published on February 16, 2011 in Valor Econômico newspaper, with all pieces of necessary information on the aforesaid OPA.